
NSX National Stock Exchange


13035725

September 6, 2013

VIA FEDERAL EXPRESS

Tina Barry, Esq.
Division of Market Regulation
Office of Market Supervision
450 Fifth Street, N.W.
Washington, DC 20549

RE: Form 1 Annual Amendment

Dear Ms. Barry:

Pursuant to Rule 6a-2 of the Securities Exchange Act of 1934 (the "Exchange Act"), enclosed please find one original and two copies of the annual amendment to National Stock Exchange, Inc.'s (the "NSX") Form 1 for the period of July 1, 2012 to September 6, 2013. An amended Execution Page and information in Exhibits A, B, C, D, I, J, K, M and N are enclosed.

Please contact me if you have any further questions on the enclosed materials.

Sincerely,

Susan Ameel
Chief Regulatory Officer
National Stock Exchange, Inc.
p: 201-499-0164

Encl.

This is (1) document and contains (7) clips

National Stock Exchange, Inc.

DCN No. 13035725

National Stock Exchange, Inc.

Annual Amended Form 1 Filing

September 6, 2013



September 6, 2013

VIA FEDERAL EXPRESS

Tina Barry, Esq.
Division of Market Regulation
Office of Market Supervision
450 Fifth Street, N.W.
Washington, DC 20549

RE: Form 1 Annual Amendment

Dear Ms. Barry:

Pursuant to Rule 6a-2 of the Securities Exchange Act of 1934 (the "Exchange Act"), enclosed please find one original and two copies of the annual amendment to National Stock Exchange, Inc.'s (the "NSX") Form 1 for the period of July 1, 2012 to September 6, 2013. An amended Execution Page and information in Exhibits A, B, C, D, I, J, K, M and N are enclosed.

Please contact me if you have any further questions on the enclosed materials.

Sincerely,

Susan Ameel
Chief Regulatory Officer
National Stock Exchange, Inc.
p: 201-499-0164

Encl.

National Stock Exchange, Inc.
Form 1 Table of Contents

C2 Options Exchange, Incorporated Certificate of Incorporation	C12
C2 Options Exchange, Incorporated By-Laws and Rules	C13
C2 Options Exchange, Incorporated Board of Directors and Committees	C14
C2 Options Exchange, Incorporated List of Officers	C15
The Options Exchange, Incorporated Certificate of Incorporation	C16
The Options Exchange, Incorporated By-Laws	C17
The Options Exchange, Incorporated Board of Directors	C18
The Options Exchange, Incorporated List of Officers	C19
Lyn Software, Inc. Articles of Incorporation	C20
Lyn Software, Inc. By-Laws	C21
DerivaTech Corporation Board of Directors	C22
DerivaTech Corporation List of Officers	C23
CBOE, LLC Certificate of Formation	C24
CBOE, LLC Agreement	C25
CBOE, LLC Board of Directors	C26
CBOE, LLC List of Officers	C27
OneChicago, LLC Rulebook	C28
OneChicago, LLC Board of Directors	C29
OneChicago, LLC List of Officers	C30
Signal Trading Systems, LLC Certificate of Formation	C31
Signal Trading Systems, LLC List of Members	C32
Market Data Express, LLC Certificate of Formation	C33

Exhibit J Summary	Exhibit J
Exhibit K Summary	Exhibit K
Exhibit M Summary	Exhibit M
Exhibit N Summary	Exhibit N

Form 1

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 09/03/13	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: National Stock Exchange, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box): 101 Hudson Street, Suite 1200, Jersey City, NJ 07302
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:

   201-499-3700 (Telephone) 201-499-0174 (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Susan Ameel (Name) Chief Regulatory Officer (Title) 201-499-0164 (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   James Buckley, Senior Regulatory Counsel
   National Stock Exchange, Inc.
   101 Hudson Street, Suite 1200, Jersey City, NJ 07302

7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☒ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 06/26/06 (b) State/Country of formation: Delaware, USA

   (c) Statute under which applicant was organized: D.C.L. 245 et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 09/06/13 (MM/DD/YY) National Stock Exchange, Inc. (Name of applicant)

By: [signature] (Signature) Susan Ameel, Chief Regulatory Officer (Printed Name and Title)

Subscribed and sworn before me this 6th day of September (Month) 2013 (Year) by Philip Asaro (Notary Public)

My Commission expires May 16, 2015 County of Suffolk State of New York

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

PHILIP J. ASARO
Notary Public - State of New York
No. 01AS6241142
Qualified in Suffolk County
My Commission Expires May 16, 2015
Certificate filed in New York County

Exhibit A

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 1
Amendment to Application for Registration as a National Securities Exchange

National Stock Exchange, Inc.

Exhibit A

Exhibit Request:

A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Response:

NSX, Inc. ("NSX" or the "Exchange") is amending its Form 1 for national securities exchanges pursuant to Section 6(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The following are submitted in response to this Exhibit A:

Exhibit A1 - Amended and Restated Certificate of Incorporation for NSX filed 12/30/2011
Exhibit A2 - Second Amended and Restated Bylaws of NSX
Exhibit A3 - Rules of NSX dated 09/06/2013

A1

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "NATIONAL STOCK EXCHANGE, INC.", FILED IN THIS OFFICE ON THE THIRTIETH DAY OF DECEMBER, A.D. 2011, AT 4:38 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.


SECRETARY OF STATE
1776
DELAWARE
1976



Jeffrey W. Bullock, Secretary of State

4075120 8100

111358466

AUTHENTICATION: 9266006

DATE: 12-30-11

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:53 PM 12/30/2011
FILED 04:38 PM 12/30/2011
SRV 111358466 - 4075120 FILE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF NATIONAL STOCK EXCHANGE, INC.

The name of the corporation is National Stock Exchange, Inc. (the "Corporation"). The Corporation was originally incorporated under the name NSX Delaware Merger Sub, Inc., and the original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on December 12, 2005. The Certificate of Incorporation was restated on June 29, 2006. Pursuant to, and being duly adopted in accordance with, Sections 242 and 245 of the General Corporation Law of the State of Delaware, this Amended and Restated Certificate of Incorporation hereby amends and restates the Restated Certificate of Incorporation in its entirely, and reads in its entirety as follows:

Name

FIRST: The name of the Corporation is NATIONAL STOCK EXCHANGE, INC.

Registered Office

SECOND: The address of the initial registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, State of Delaware 19801, County of New Castle, and the name of its initial registered agent at that address is The Corporation Trust Company.

Purpose

THIRD: The purpose or purposes of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Authorized Stock

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is one thousand (1,000) shares of common stock having a par value of $.01 per share. At all times, all of the outstanding stock of the Corporation shall be owned by CBOE Stock Exchange, LLC, a Delaware limited liability company.

Board of Directors

FIFTH: (a) *General*. The Corporation shall be managed by the Board of Directors which shall exercise all powers conferred to it by the laws of the State of Delaware. In furtherance of and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt the bylaws and the rules of the Corporation and to amend or repeal any provision thereof subject to such conditions as the bylaws or rules may provide. Directors

shall be elected by the stockholders of the Corporation. Elections of directors of the Corporation need not be by written ballot unless the bylaws so provide.

(b) *Removal of Directors*. Except as provided herein, any director may be removed from office by a vote of the stockholders at any time with or without cause; provided, however, that an ETP Holder Director, as such term is defined in the bylaws of the Corporation, may only be removed for cause. For purposes of this section, "cause" shall mean only (i) a breach of a director's duty of loyalty to the Corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) actions resulting in liability under Section 174 of the General Corporation Law of Delaware, or (iv) transactions from which a director derived an improper personal benefit. Any director may be removed for cause by the holders of a majority of the shares of capital stock then entitled to be voted at an election of directors.

Duration

SIXTH: The duration of the Corporation shall be perpetual.

Bylaws

SEVENTH: Except as may be expressly provided otherwise in the bylaws of the Corporation, the Board of Directors shall have the power to adopt, amend or repeal bylaws and rules of the Corporation. The bylaws of the Corporation may also be amended or repealed, or new bylaws of the Corporation may be adopted, by action taken by the stockholders of the Corporation. Any change to the bylaws that is required to be approved by or filed with the United States Securities and Exchange Commission (the "Commission") before it may become effective under Section 19 of the Securities Exchange Act of 1934, as amended (the "Act") and the rules promulgated thereunder shall not become effective until the procedures of the Commission necessary to make it effective shall have been satisfied. Before any amendment to, or repeal of, any provision of the bylaws of the Corporation shall be effective, those changes shall be submitted to the Board of Directors of the Corporation and if such amendment or repeal must be filed with or filed with and approved by the Commission, then the proposed changes to the bylaws of the Corporation shall not become effective until filed with or filed with and approved by the Commission, as the case may be.

Limitation of Director Liability

EIGHTH: To the fullest extent not prohibited by the General Corporation Law of the State of Delaware, as it exists on the date this Certificate of Incorporation is adopted or as such law may later be amended, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. No amendment to or repeal of this Article shall adversely affect any right or protection of a director of the Corporation that exists at the time of such amendment or repeal with respect to any actions taken, or inactions, prior thereto.

Action without Meeting

NINTH: Action may be taken by the stockholders of the Corporation, without a meeting, by written consent as and to the extent provided at the time by the General Corporation Law of Delaware, provided that the matter to be acted upon by such written consent previously has been directed by the Board of Directors to be submitted to the stockholders for their action by written consent.

Compromise or Other Arrangement

TENTH: Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or any creditor or stockholder thereof, or on the application of any receiver or receivers appointed for the Corporation under Section 291 of Title 8 of the Delaware Code, or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as such court directs. If a majority in number representing three fourths in value of the creditors or class of creditors and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors and/or on all the stockholders or class of stockholders of the Corporation, as the case may be, and also on the Corporation.

Amendment of Certificate of Incorporation

ELEVENTH: The Corporation reserves the right to amend this Certificate of Incorporation, and to change or repeal any provision of the Certificate of Incorporation, in the manner prescribed at the time by statute (provided, however, that any such amendment, change or repeal must be first approved by the Board of Directors), and all rights conferred upon stockholders in this Certificate of Incorporation are granted subject to this reservation. Any change to the Certificate of Incorporation that is required to be approved or filed with the Commission before it may become effective shall not become effective, under Section 19 of the Act and the rules promulgated thereunder, until the procedures of the Commission necessary to make it effective shall have been satisfied. Before any amendment to, or repeal of, any provision of this Certificate of Incorporation shall be effective, those changes shall be submitted to the Board of Directors of the Corporation and if such amendment or repeal must be filed with or filed with and approved by the Commission, then the proposed changes to this Certificate of Incorporation shall not become effective until filed with or filed with and approved by the Commission, as the case may be.

IN WITNESS WHEREOF, the undersigned has caused this Amended and Restated Certificate of Incorporation to be executed this 30th day of December, 2011.

NATIONAL STOCK EXCHANGE, INC.



By: ______________________
Name: Joseph S. Rizzello
Title: Chief Executive Officer


NSX
National Stock
Exchange

SECOND AMENDED AND RESTATED BY-LAWS OF NATIONAL STOCK EXCHANGE, INC.

SECOND AMENDED AND RESTATED BY-LAWS
OF
NATIONAL STOCK EXCHANGE, INC.

Table of Contents Page

SECOND AMENDED AND RESTATED BY-LAWS OF NATIONAL STOCK EXCHANGE, INC.

(a Delaware corporation)

ARTICLE I

DEFINITIONS

Section 1.1. Definitions. When used in these By-Laws, unless the context otherwise requires:

A.

Act

(1) The term "Act" shall mean the Securities Exchange Act of 1934, as amended.

(2) The term "affiliate" of, or a person "affiliated" with a specific person, shall mean a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

B.

Board

(1) The term "Board" shall mean the Board of Directors of the Exchange.

By-Laws

(2) The term "By-Laws" shall mean the bylaws of the Exchange.

C.

Commission

(1) The term "Commission" shall mean the United States Securities and Exchange Commission.

D. Reserved

E.

ETP Holder

(1) The term "ETP Holder" shall mean any individual, corporation, partnership, limited liability company or other entity that holds an equity trading permit issued by the Exchange to trade securities on the market operated by the Exchange. An ETP Holder will have the status of a "member" of the Exchange as that term is defined in Section 3 of the Act.

ETP Holder Director

(2) The term "ETP Holder Director" shall mean a director who is an ETP Holder or a director, officer, managing member or partner of an entity that is an ETP Holder.

Exchange

(3) The term "Exchange" shall mean National Stock Exchange, Inc., a Delaware corporation.

F. – H. Reserved

I.

Independent Director

(1) The term "Independent Director" shall mean a member of the Board that the Board has determined to have no material relationship with the Exchange or any affiliate of the Exchange, or any ETP Holder or any affiliate of any such ETP Holder, other than as a member of the Board.

Industry Director

(2) The term "Industry Director" shall mean a member of the Board who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the member of the Board or 20 percent or more of the gross revenues received by the member of the Board's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the member of the Board or member or 20 percent or more of the gross revenues received by the member of the

Board's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Exchange or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

J – M. Reserved

N.

Non-Industry Director

(1) The term "Non-Industry Director" shall mean a member of the Board who is (i) an Independent Director; or (ii) any other individual who would not be an Industry Director.

O. Reserved

P.

Person

(1) The term "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

Q. Reserved

R.

Rules

(1) The term "Rules" or "Exchange Rules" shall mean the rules of the Exchange adopted by the Board pursuant to Section 3.1(b) of the By-Laws.

S.

Securities Act

(1) The term "Securities Act" shall mean the Securities Act of 1933, as amended.

(2) The term "Statutory Disqualification" shall have the same meaning as "statutory disqualification" in Section 3(a)(39) of the Act.

ARTICLE II

REGISTERED OFFICE AND AGENT; OFFICES

Section 2.1. Registered Office and Registered Agent. The Exchange shall maintain a registered office in the State of Delaware at such location as shall from time to time be determined by the Board. The registered agent of the Exchange in the State of Delaware shall be such person or entity as shall from time to time be determined by the Board.

Section 2.2. Other Offices. The Exchange may also have offices at such other locations both within and without the State of Delaware as the Board may from time to time determine or the business or purposes of the Exchange may require.

ARTICLE III

BOARD OF DIRECTORS

Section 3.1. Powers.

(a) The business and affairs of the Exchange shall be managed by its Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to these By-Laws or the Rules. The Board, acting in accordance with the terms of these By-Laws and the Rules, shall be vested with all powers necessary for the government of the Exchange as an "exchange" within the meaning of the Act, the regulation of the business conduct of the ETP Holders, and the promotion of the welfare, objects and purposes of the Exchange.

(b) The Board shall have the power to adopt, amend or repeal the Rules in accordance with Section 8.2.

(c) The Board shall exercise all such powers of the Exchange and do all such lawful acts and things as are not by law, the Certificate of Incorporation, these By-Laws or the Rules, directed or required to be exercised, done or approved by the stockholders of the Exchange or the ETP Holders.

Section 3.2. General Composition.

(a) Subject to Section 3.2(b), the Board shall consist of not fewer than seven (7) and not more than twenty-five (25) directors.

(b) The Board may, by resolution, add or remove director positions to the Board, provided that no removal of a director position shall have the effect of shortening the term of any incumbent director. The Board at all times shall include the Chief Executive Officer of the Exchange, at least 50% Non-Industry Directors (at least one of whom shall be an Independent Director) and such number of ETP Holder Directors as is necessary to comprise at least 20% of the Board. Newly-created director positions pursuant to this Section 3.2(b) shall be filled: *first*, by Non-Industry Directors, to the extent necessary for the Board to consist of at least 50% Non-Industry Directors, *second*, by ETP Holder Directors, to the extent necessary for the Board to consist of at least 20% ETP Holder Directors, and *third*, by Industry or Non-Industry Directors, for the remainder of any newly-created director positions of the Board that are not filled pursuant to the *first* and *second* clauses of this sentence. For purposes of calculating the percentage of Non-Industry Directors herein, the Chief Executive Officer of the Exchange shall be excluded.

(c) No two or more directors may be partners, officers or directors of the same person or be affiliated with the same person, unless such affiliation is with a national securities exchange or CBOE Stock Exchange, LLC. No director need be a stockholder.

(d) A director may not be subject to a Statutory Disqualification.

Section 3.3. [Reserved].

Section 3.4. Terms of Office.

(a) CEO Director. The Board term of the Chief Executive Officer shall expire when such individual ceases to be Chief Executive Officer of the Exchange.

(b) ETP Holder Directors. The ETP Holder Directors shall serve one-year terms. The term of office for each ETP Holder Director elected at each annual meeting shall be until the annual meeting of stockholders of the Exchange in the year after the date of election. In the case of any new ETP Holder Director as contemplated by Section 3.2, such director shall have an initial term expiring at the next annual meeting of stockholders of the Exchange. All ETP Holder Directors shall continue in office after the expiration of their terms until their successors are elected or appointed and qualified, except in the event of a director's earlier death, retirement, removal or disqualification.

(c) Non-Industry Directors. The Non-Industry Directors shall serve one-year terms. The term of office for each Non-Industry Director elected at each annual meeting shall be until the annual meeting of stockholders of the Exchange in the year after the date of election. In the case of any new Non-Industry Director as contemplated by Section 3.2, such director shall have an initial term expiring at the next annual meeting of stockholders of the Exchange. All Non-Industry Directors shall continue in office after the expiration of their terms until their successors are elected or appointed and qualified, except in the event of a director's earlier death, retirement, resignation, removal or disqualification.

(d) Independent Directors. A Non-Industry Director may be an Independent Director. With reference to any Non-Industry Director who is also an Independent Director, such director's term of office shall be determined pursuant to Section 3.4(c) above.

(e) Industry Directors. The Industry Directors shall serve one-year terms. The term of office for each Industry Director elected at each annual meeting shall be until the annual meeting of stockholders of the Exchange in the year after the date of election. In the case of any new Industry Director as contemplated by Section 3.2, such director shall have an initial term expiring at the next annual meeting of stockholders of the Exchange. All Industry Directors shall continue in office after the expiration of their terms until their successors are elected or appointed and qualified, except in the event of a director's earlier death, retirement, resignation, removal or disqualification.

Section 3.5. Nomination and Election.

(a) Candidates for election as a director shall be nominated by the Governance and Nominating Committee as follows:

(b) The Governance and Nominating Committee each year shall nominate directors for each director position standing for election at the annual meeting of stockholders that year. For positions requiring persons who qualify as ETP Holder Directors, the Governance and Nominating Committee shall nominate only those persons whose names have been approved and submitted by the ETP Holder Director Nominating Committee and (to the extent required by subsection (e) below) presented to, and approved by, the ETP Holders pursuant to the procedures set forth below in this Section 3.5.

(c) The ETP Holder Director Nominating Committee shall consult with the Governance and Nominating Committee, the Chairman of the Board and the Chief Executive

Officer, and shall solicit comments from the ETP Holders for the purpose of approving and submitting names of candidates for election to the position of ETP Holder Director. Not later than seventy-five (75) days prior to the date announced for the annual meeting of stockholders, the ETP Holder Director Nominating Committee shall submit to the Governance and Nominating Committee the initial nominees for ETP Holder Director positions on the Board.

(d) Not later than sixty (60) days prior to the date announced for the annual meeting of stockholders, the Governance and Nominating Committee shall report to the Secretary of the Exchange the initial nominees for ETP Holder Director positions on the Board that have been approved and submitted by the ETP Holder Director Nominating Committee. The Secretary shall promptly notify ETP Holders of those initial nominees. ETP Holders may identify other candidates for the ETP Holder Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced for the annual meeting of stockholders, a written petition, which shall designate the candidate by name and office and shall be signed by ten percent (10%) or more of the ETP Holders. An ETP Holder may endorse as many candidates as there are ETP Holder Director positions to be filled. No ETP Holder, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such ETP Holder, together with its affiliates, in excess of fifty percent (50%) limitation shall be disregarded.

(e) If one or more valid petitions are received, the Secretary shall notify all ETP Holders of record (as of the close of business on the day before the date of such notice) of the names of the initial nominees approved and submitted by the ETP Holder Director Nominating Committee and those additional candidates identified by the ETP Holders, (the "List of Candidates"), as well as of the time and date of an election to be held at least twenty (20) days prior to the annual stockholders' meeting to confirm the ETP Holders' selections of nominees for ETP Holder Directors. In such elections, each ETP Holder shall have one (1) vote with respect to each ETP Holder Director position that is to be filled at the annual stockholders' meeting; provided, however, that any such vote must be cast for a person on the List of Candidates and that no ETP Holder, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such ETP Holder, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. No ETP Holder shall have the right to vote cumulatively in the election of any directors. Votes may be cast in person or by proxy. The individuals receiving the largest number of votes shall be the persons approved by the ETP Holders as ETP Holder Director nominees. The Secretary shall notify the Governance and Nominating Committee of the results of the election.

(f) If no valid petitions from the ETP Holders are received by the date that is thirty-five (35) days prior to the date that is announced for the annual meeting of stockholders, the initial nominees approved and submitted by the ETP Holder Director Nominating Committee shall be deemed to be the persons approved by the ETP Holders as the ETP Holder Director nominees, and the Secretary shall so notify the Governance and Nominating Committee.

Section 3.6. Chairman. The Board, acting through a vote of a majority of its directors, shall elect a Chairman of the Board from among the directors of the Exchange. The Chairman may also serve as the Chief Executive Officer and/or President of the Exchange, but may hold no other offices in the Exchange. Unless the Chairman of the Board also serves as the Chief Executive Officer of the Exchange, the Board shall elect the Chairman from among the Non-

Industry Directors. Unless another director is appointed by the Board for such purpose in the Chairman's absence, the Chairman shall preside at all meetings of the stockholders and the Board. The Chairman shall also have such other duties, authority and obligations as may be given to him or her by these By-Laws or by the Board.

Section 3.7. Vacancies.

(a) (i) Notwithstanding any provision herein to the contrary, any vacancy in the Board, however occurring, including a vacancy resulting from an increase in the number of the directors, may be filled by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director, provided such new director qualifies for the category in which the vacancy exists. A director elected to fill a vacancy shall hold office until the next annual meeting of stockholders, subject to the election and qualification of his or her successor and to his or her earlier death, resignation, disqualification or removal.

(ii) If the Board fills a vacancy resulting from a ETP Holder Director position becoming vacant prior to the expiration of such ETP Holder Director's term, or resulting from the creation of an additional ETP Holder Director position required by an increase in the size of the Board, then the Board shall follow the procedures set forth in this Section 3.7(a)(ii). In such an event, the ETP Holder Director Nominating Committee shall either (i) recommend an individual to the Board to be elected to fill such vacancy or (ii) provide a list of recommended individuals to the Board from which the Board shall elect the individual to fill such vacancy. The Board shall elect, pursuant to this Section 3.7(a)(ii), only individuals recommended by the ETP Holder Director Nominating Committee. Any vacancy filled pursuant to this Section 3.7(a)(ii), shall be filled by the vote of a majority of the directors then in office, although less than a quorum.

(b) In the event any director fails to maintain any of the qualifications for such director set forth in these By-Laws or the Certificate of Incorporation of the Exchange, of which failure the Board shall be the sole judge, such director shall, upon determination of the Board that such director is no longer qualified, cease to be a director, such director's office shall be deemed vacant and (effective upon the expiration of any grace period for re-qualification permitted by the Board pursuant to Section 3.7(c) below) the vacancy may be filled by the Board with a person who so qualifies for such director's position in compliance with Section 3.7(a) above.

(c) The Board in its discretion may institute a grace period for a reasonable length of time for re-qualification for a director who ceases to be a director pursuant to Section 3.7(b) above. If any such grace period is instituted, during such period up until the time when the director re-qualifies, the director shall be deemed not to hold office and the director position formerly held by the director shall be deemed to be vacant for all purposes. The Board shall be the sole judge of whether a director has re-qualified.

(d) An ETP Holder Director whose individual status as an ETP Holder has been temporarily suspended, or whose ETP Holder organization has been temporarily suspended as an ETP Holder, shall not be deemed to lose his or her qualification as a director by reason of such suspension during the period of suspension.

Section 3.8. Removal. As set forth in the Certificate of Incorporation of the Exchange, except as provided herein, any director may be removed from office by a vote of the

stockholders at any time with or without cause; provided, however, that any ETP Holder Director may only be removed for cause. For purposes of this Section 3.8, "cause" shall mean only (i) a breach of a director's duty of loyalty to the Exchange or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) actions resulting in liability under Section 174 of the General Corporation Law of Delaware, or (iv) transactions from which a director derived an improper personal benefit. Any director may be removed for cause by the holders of a majority of the shares of capital stock then entitled to be voted at an election of directors.

Section 3.9. Place of Meetings; Mode. Any meeting of the Board may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held at the principal business office of the Exchange. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 3.10. Regular Meetings. Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

Section 3.11. Special Meetings.

(a) Special meetings of the Board may be called on a minimum of two (2) days notice to each director by the Chairman of the Board or the Chief Executive Officer, and shall be called by the Secretary upon the written request of three (3) directors then in office.

(b) The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given to each director at his or her business address or such other address as he or she may have advised the Secretary of the Exchange to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the director to be notified. If mailed, such notice shall be deemed to be given five (5) business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by telephone, electronic transmission or other means not specified in this section, and in each such case shall be deemed to be given when actually received by the director to be notified.

Section 3.12. Voting; Quorum and Action by the Board. Each director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of directors then in office shall constitute a quorum for the transaction of business. The act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Incorporation or these By-Laws.

Section 3.13. Waiver of Notice. A written waiver of notice, signed by a director entitled to notice of a meeting of the Board, whether before or after the time of the meeting stated in the notice, shall be deemed equivalent to the giving of such notice to that director. Attendance of a

director at a meeting of the Board or of a committee of the Board of which the director is a member shall constitute a waiver of notice of such meeting, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 3.14. Presumption of Assent. A director of the Exchange who is present at a duly convened meeting of the Board or of a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent or election to abstain shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent or election to abstain to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent or election to abstain by registered or certified mail to the Secretary of the Exchange immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a director who voted in favor of such action.

Section 3.15. Action in Lieu of Meeting. Unless otherwise restricted by statute, the Certificate of Incorporation or these By-Laws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

Section 3.16. Compensation. The directors may be paid their reasonable expenses, if any, of attendance at each meeting of the Board and at each meeting of a committee of the Board of which they are members. The Board, irrespective of any personal interest of any of its members, shall have authority to fix compensation of all directors for services to the Exchange as directors, officers or otherwise.

Section 3.17. Interpretation of By-Laws. Subject to the Act, including section 19 thereunder, the Board shall have the power to interpret these By-Laws and any interpretation made by it shall be final and conclusive.

ARTICLE IV

STOCKHOLDERS

Section 4.1. Annual Meeting. The annual meeting of the stockholders shall be held at such place and time as determined by the Board for the purpose of electing directors and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting.

Section 4.2. Special Meetings. Special meetings of the stockholders, for any purpose or purposes, may be called by the Chairman, the Board or the Chief Executive Officer, and shall be called by the Secretary at the request in writing of stockholders owning not less than a majority of the then issued and outstanding capital stock of the Exchange entitled to vote. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of stockholders shall be limited to the purpose(s) stated in the notice of the meeting.

Section 4.3. List of Stockholders. The Secretary of the Exchange, or such other person designated by the Secretary or the Board, shall have charge of the stock ledger of the Exchange and shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time of the meeting, and may be inspected by any stockholder who is present.

Section 4.4. Quorum and Vote Required for Action.

(a) The holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute, the Certificate of Incorporation or these By-Laws. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(b) When a quorum is present at any meeting, the vote of the holders of a majority of the capital stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the statutes or of the Certificate of Incorporation, a different vote is required in which case such express provision shall govern and control the decision of such question.

Section 4.5. Voting of Shares; Proxies. Unless otherwise provided in the Certificate of Incorporation or these By-Laws, each stockholder of the Exchange shall at every meeting of the stockholders be entitled to one (1) vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three (3) years from its date, unless the proxy provides for a longer period. Any such proxy shall be in writing and shall be filed with the Secretary of the Exchange before or at the time of the meeting.

Section 4.6. Action in Lieu of Meeting. As set forth in the Certificate of Incorporation of the Exchange, any action upon which a vote of stockholders is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Exchange in the manner required by law, provided that the matter to be acted upon by such written consent previously has been directed by the Board to be submitted to the stockholders for their action by written consent. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not so consented in writing.

ARTICLE V

COMMITTEES

Section 5.1. Number of Committees. The committees of the Board shall consist of a Business Conduct Committee, an Appeals Committee, a Governance and Nominating Committee, an ETP Holder Director Nominating Committee, a Regulatory Oversight Committee, an Executive Compensation Committee, an Executive Committee, an Audit Committee, and such other committees as may be from time to time established by the Board. Committees shall have such authority as is vested in them by these By-Laws or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

Section 5.2. Appointment; Vacancies; and Removal. The Chairman of the Board, with the approval of the Board, shall appoint, consistent with these By-Laws, the members of all committees of the Board, and the Chairman may, at any time, with or without cause, remove any member of a committee so appointed, with the approval of the Board. Any vacancy occurring in a committee shall be filled by the Chairman of the Board for the remainder of the term, with the approval of the Board. Except as otherwise provided in this Article V, each committee shall be comprised of at least three (3) people and may include persons who are not members of the Board; provided, however, that such committee members who are not also members of the Board shall only participate in committee actions to the extent permitted by law. In appointing new members to committees of the Board, the Chairman is responsible for determining that any such committee meets the composition requirements set forth in this Article V.

Section 5.3. Powers and Duties of Committees. To the extent not prohibited by law, all committees shall have such duties and may exercise such authority as may be prescribed for them in these By-Laws, the Rules or by the Board.

Section 5.4. Conduct of Proceedings. Except as otherwise provided in these By-Laws or by the Board, each committee may determine the manner in which its proceedings shall be conducted. Any action required or permitted to be taken at any meeting of any committee may be taken without a meeting if a written consent to the action is signed by all of the members of the committee and the written consent is filed with the minutes of the proceedings of the committee.

Section 5.5. Executive Committee.

(a) The Chairman of the Board, with the approval of the Board, shall appoint an Executive Committee. The Chairman of the Board with the approval of the Board, may also appoint one or more directors as alternate members of the Executive Committee who shall take the place of any absent member or members at any meeting of such committee. The Executive Committee at all times shall include the Chief Executive Officer of the Exchange, at least 50% Non-Industry Directors, at least one Independent Director and such number of ETP Holder Directors as is necessary to comprise at least 20% of the Executive Committee.

(b) The Executive Committee shall have and may exercise, so far as may be permitted by law, all the powers of the Board as may be delegated to it by the Board, except that the Executive Committee shall not have the power to change the membership of, or to fill

vacancies in, the Executive Committee. The Board, consistent with Section 5.2, shall have the power at any time to fill vacancies in or change the membership of the Executive Committee.

(c) A majority of the members of the Executive Committee shall constitute a quorum and either (i) the act of a majority of the members of the Executive Committee present at a meeting thereof, or (ii) the act of all members of the Executive Committee evidenced by a writing or writings, shall be the act of the Executive Committee.

(d) All actions of the Executive Committee shall be reported at the meeting of the Board next succeeding such action.

Section 5.6. Regulatory Oversight Committee. The Regulatory Oversight Committee shall be responsible to oversee all of the Exchange's regulatory functions and responsibilities and to advise regularly the Board about the Exchange's regulatory matters. The Regulatory Oversight Committee shall at all times be comprised entirely of Non-Industry Directors.

Section 5.7. ETP Holder Director Nominating Committee. The ETP Holder Director Nominating Committee shall be composed solely of ETP Holder Directors and/or ETP Holder representatives and shall be responsible for approving and submitting names of candidates for election to the position of ETP Holder Director pursuant to, and in accordance with, Section 3.5.

Section 5.8. Executive Compensation Committee. The Executive Compensation Committee shall consider and recommend compensation policies, programs, and practices for officers of the Company. Each member of the Compensation Committee shall be a Non-Industry Director.

Section 5.9. Audit Committee. The Audit Committee shall perform the following functions, as well as such other functions as may be specified in the charter of the Audit Committee: (A) provide oversight over the Exchange's financial reporting process and the financial information that is provided to stockholders and others; (B) provide oversight over the systems of internal controls established by management and the Board and the Exchange's legal and compliance process; and (C) select, evaluate and, where appropriate, replace the Company's independent auditors (or nominate the independent auditors to be proposed for ratification by stockholders). A majority of the Audit Committee members shall be Non-Industry Directors. A Non-Industry Director shall serve as Chairman of the Audit Committee.

Section 5.10. Governance & Nominating Committee. The Governance and Nominating Committee shall nominate candidates for election to the Board at the annual stockholder meeting and all other vacant or new Director positions on the Board. The number of Non-Industry Director members on the Nominating Committee shall equal or exceed the number of Industry Director members on the Nominating Committee.

Section 5.11. Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The Appeals Committee shall consist of one Independent Director, one Industry Director, and one ETP Holder Director. If the Independent Director recuses himself or herself from an appeal, due to a conflict of interest or otherwise, such Independent Director may be replaced by a Non-Industry Director for purposes of the applicable appeal if there is no other Independent Director able to serve as the replacement.

Section 5.12. Business Conduct Committee. The Business Conduct Committee shall preside over all disciplinary proceedings in accordance with Exchange Rules and as may be specified in the charter of the Business Conduct Committee. The Business Conduct Committee members shall be appointed by the Chairman with the approval of the Board in a composition consistent with applicable regulatory requirements and the Exchange By-Laws and Rules.

ARTICLE VI

OFFICERS

Section 6.1. Officers of the Exchange. The officers of the Exchange shall consist of a Chief Executive Officer, President, Chief Regulatory Officer, Secretary, Treasurer, and such other officers as the Board may determine. Any two or more offices may be held by the same person, except that the Chief Regulatory Officer and the Secretary may not hold either the office of Chief Executive Officer or President.

Section 6.2. Compensation. The compensation of all of the officers of the Exchange shall be fixed from time to time by the Board or a committee thereof designated by the Board.

Section 6.3. Tenure and Appointment. Each officer of the Exchange shall be appointed by the Board and shall hold office until his or her successor is appointed and qualified, or until his or her earlier death, disqualification, resignation, retirement or removal.

Section 6.4. Removal and Vacancies. Any officer of the Exchange may be removed at any time by the Board, with or without cause, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Vacancies in any office of the Exchange may be filled for the unexpired term by the Board.

Section 6.5. Powers and Duties. Each of the offices of the Exchange shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board.

Section 6.6. Arbitration Director. The Chairman of the Board, subject to the approval of the Board, may designate one of the officers or other employees of the Exchange to serve as the Arbitration Director, and may also designate an employee of the Exchange to serve as the Assistant Arbitration Director, to act in the event of the absence or inability to act of the Arbitration Director. The Arbitration Director, if any, shall be charged with the duty of performing or delegating all ministerial duties in connection with matters submitted for arbitration pursuant to the Rules.

ARTICLE VII

INDEMNIFICATION

Section 7.1. Extent of Indemnification. The Exchange shall, to the maximum extent not prohibited by the General Corporation Law of Delaware or any other applicable laws, as may from time to time be in effect, indemnify and hold harmless any person who was or is made or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of the Exchange, or is or was serving at the request of the Exchange as a director or officer of another corporation, partnership, joint venture, trust or other enterprise (each, individually an "Indemnified Person"), against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such Indemnified Person in connection with such action, suit or proceeding. The Exchange shall be required to indemnify an Indemnified Person in connection with an action, suit or proceeding initiated by such person only if such action, suit or proceeding was authorized by the Board.

As set forth in the Certificate of Incorporation of the Exchange, to the fullest extent not prohibited by the General Corporation Law of the State of Delaware, as it exists on the date that the Certificate of Incorporation of the Exchange is adopted or as such law may later be amended, no director of the Exchange shall be liable to the Exchange or its stockholders or the ETP Holders for monetary damages for any breach of fiduciary duty as a director. No amendment to or repeal of this Article shall adversely affect any right or protection of a director of the Exchange that exists at the time of such amendment or repeal with respect to any actions taken, or inactions, prior thereto.

Section 7.2. Expenses. Expenses (including attorneys' fees) incurred by an Indemnified Person in defending a civil, criminal, administrative or investigative action, suit or proceeding, including appeals, may be paid by the Exchange in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Indemnified Person to repay such amount if it shall be ultimately determined that he or she is not entitled to be indemnified as authorized by the General Corporation Law of the State of Delaware.

Section 7.3. Contract. The provisions of this Article VII shall be deemed to be a contract between the Exchange and each Indemnified Person at any time while this Article and the relevant provisions of the General Corporation Law of Delaware or other applicable law, if any, are in effect and any repeal or modification of any such law or of this Article VII shall not affect and rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

Section 7.4. Discretionary Indemnification Coverage. Persons not expressly covered by the foregoing provisions of this Article VII, such as those who are or were directors, officers, employees or agents of a constituent corporation absorbed in a consolidation or merger in which the Exchange was the resulting or surviving corporation, or who are or were serving at the request of such constituent corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise, may be indemnified to the extent authorized at any time or from time to time by the Board.

Section 7.5. Continuity of Indemnification and Non-Exclusivity. The indemnification provided or permitted hereunder shall not be deemed exclusive of any other rights to which those indemnified now or hereafter may be entitled by law or otherwise, and shall continue as to a person who has ceased to be a director, officer, employee or agent entitled to such indemnification and shall inure to the benefit of the heirs, executors and administrators of such person.

Section 7.6. Insurance. The Exchange may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Exchange, or is or was serving at the request of the Exchange as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person in any such capacity, or arising out of such person's status as such, whether or not the Exchange would have the power to indemnify such person against such liability.

Section 7.7. Exchange Not Liable. The Exchange shall not be liable for any loss or damage sustained by any current or former member or ETP Holder growing out of the use or enjoyment by such member or ETP Holder of the facilities afforded by the Exchange (or any predecessor or successor thereof) or its subsidiaries.

ARTICLE VIII

AMENDMENTS

Section 8.1. By-Laws. As set forth in the Certificate of Incorporation of the Exchange, the Board shall have the power to adopt, amend or repeal the By-Laws. The By-Laws may also be amended or repealed, or new By-Laws of the Exchange may be adopted, by action taken by the stockholders of the Exchange. Notwithstanding the foregoing, neither this sentence nor any provision of Sections 3.1 through 3.8, Section 3.12, or Section 4.5 of these By-Laws may be amended or repealed without action of the stockholders of the Exchange. By-Laws adopted, altered or amended shall become effective in accordance with the provisions of Section 19(b) of the Act. Before any amendment to, alteration or repeal of any provision of the Bylaws of the Exchange under this Article VIII shall be effective, those changes shall be submitted to the Board and if the same must be filed with or filed with and approved by the Commission, then the proposed changes to the Bylaws of the Exchange shall not become effective until filed with or filed with and approved by the Commission, as the case may be.

Section 8.2. Rules. The Rules may be amended or repealed, or new Rules may be adopted, by the Board. A proposal to adopt, alter or amend any rule shall be presented in writing to the Board by the Chairman of the Board and a record shall be kept thereof. The Board shall pass on the proposed action, which may be adopted by the affirmative vote of a majority of the members of the Board then in office. Rules adopted, altered or amended shall become effective in accordance with the provisions of Section 19(b) of the Act.

ARTICLE IX

CERTIFICATES OF STOCK AND THEIR TRANSFER

Section 9.1. Form and Execution of Certificates. Every holder of stock in the Exchange shall be entitled to have a certificate signed by, or in the name of, the Exchange by the Chairman of the Board, the President or a vice president and by the Secretary or an assistant secretary or the Treasurer or an assistant treasurer of the Exchange, certifying the number of shares owned. Any and all signatures on a certificate may be facsimiles. Such certificates shall be in such form as may be determined by the Board. In case any officer, transfer agent or registrar of the Exchange who has signed, or whose facsimile signature has been placed upon, any such certificate shall have ceased to be such officer, transfer agent or registrar of the Exchange before such certificate is issued by the Exchange, such certificate may nevertheless be issued and delivered by the Exchange with the same effect as if the officer, transfer agent or registrar who signed, or whose facsimile signature was placed upon, such certificate had not ceased to be such officer, transfer agent or registrar.

Section 9.2. Replacement Certificates. The Exchange may direct a new certificate or certificates to be issued in place of any certificate or certificates evidencing shares of stock of the Exchange alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the Exchange may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or such owner's legal representative, to advertise the same in such manner as it shall require and require such owner to give the Exchange a bond in such sum as it may direct as indemnity against any claim that may be made against the Exchange with respect to the certificate alleged to have been lost, stolen or destroyed. The Exchange may delegate its authority to direct the issuance of replacement stock certificates to the transfer agent or agents of the Exchange.

Section 9.3. Notice on Certificates. Each certificate evidencing shares of stock of the Exchange shall include a clear and conspicuous notice of the restrictions and limitations on the transfer of the shares evidenced by such certificate, in form and substance similar to the following:

"THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY BE TRANSFERRED ONLY PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION FROM REGISTRATION THEREUNDER AND OTHERWISE IN ACCORDANCE WITH THE BY-LAWS OF THE CORPORATION."

Section 9.4. Conditions to Transfer. No sale, transfer or other disposition of stock of the Exchange shall be effected except (a) (i) pursuant to an effective registration statement under the Securities Act and in accordance with all applicable state securities laws or (ii) upon delivery to the Exchange of an opinion of counsel satisfactory to the counsel for the Exchange that such sale, transfer or disposition may be effected pursuant to a valid exemption from the registration requirements of the Securities Act and all applicable state securities laws and (b) upon delivery to the Exchange of such certificates or other documentation as counsel to the Exchange shall deem necessary or appropriate in order to ensure that such sale, transfer or other disposition complies with the Securities Act and all applicable state securities laws.

Section 9.5. Transfers of Stock. Upon surrender to the Exchange or the transfer agent of the Exchange of a certificate for shares of stock of the Exchange duly endorsed or accompanied by proper evidence of succession, assignment or other authority to transfer, it shall be the duty of the Exchange to issue a new certificate to the person entitled to the new certificate, cancel the old certificate and record the transaction upon its books, provided the Exchange or a transfer agent of the Exchange shall not have received a notification of adverse interest and that the conditions of Section 8-401 of Title 6 of the Delaware Code have been met.

Section 9.6. Registered Stockholders. The Exchange shall be entitled to treat the holder of record (according to the books of the Exchange) of any share or shares of its stock as the holder in fact of those shares and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other party whether or not the Exchange shall have express or other notice of that claim or interest, except as expressly provided by the laws of the State of Delaware.

ARTICLE X

SELF-REGULATORY FUNCTION OF THE EXCHANGE

Section 10.1. Management of the Exchange.

(a) In connection with managing the business and affairs of the Exchange, the Board shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Act, including, without limitation, the requirements that (a) the Rules shall be designed to protect investors and the public interest and (b) the Exchange shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by its "members," as that term is defined in Section 3 of the Act (such statutory members being referred to in these By-Laws as "ETP Holders") and persons associated with ETP Holders, with the provisions of the Act, the rules and regulations under the Act, and the Rules of the Exchange.

(b) For so long as CBSX controls NSX, NSX shall promptly inform the CBOE Stock Exchange. LLC board of directors, in writing, in the event that NSX has, or experiences, a deficiency related to its ability to carry out its obligations as a national securities exchange under the Act, including if NSX does not have or is not appropriately allocating such financial, technological, technical and personnel resources as may be necessary or appropriate for NSX to meet its obligations under the Act.

Section 10.2. Participation in Board and Committee Meetings. All meetings of the Board (and any committees of the Exchange) pertaining to the self-regulatory function of the Exchange (including disciplinary matters) shall be closed to all persons other than members of the Board and officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of CBOE Stock Exchange, LLC who are not also members of the Board, or any officers, staff, counsel or advisors of CBOE Stock Exchange, LLC who are not also officers, staff, counsel or advisors of the Exchange (or any committees of the Exchange), be allowed to participate in any meetings of the Board (or any committee of the Exchange) pertaining to the self-regulatory function of the Exchange (including disciplinary matters).

Section 10.3. Books and Records; Confidentiality of Information and Records Relating to SRO Function. The books and records of the Exchange shall be maintained at a location within the United States. All books and records of the Exchange reflecting confidential information pertaining to the self-regulatory function of the Exchange (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Exchange and its personnel and will not be used by the Exchange for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any ETP Holder) other than to personnel of the Commission, and those personnel of the Exchange, members of committees of the Exchange, members of the Board, hearing officers and other agents of the Exchange to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Exchange. Nothing in this Section 10.3 shall be interpreted as to limit or impede the rights of the Commission to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any officers, directors, employees or agents of the Exchange to disclose such confidential information to the Commission.

Section 10.4. Regulatory Fees and Penalties. Any revenues received by the Exchange from fees derived from its regulatory function or regulatory penalties will not be used to pay dividends and shall be applied to fund the legal and regulatory operations of the Exchange (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

ARTICLE XI

GENERAL PROVISIONS

Section 11.1. Fiscal Year. The fiscal year of the Exchange shall be as determined from time to time by the Board.

Section 11.2. Dividends. Subject to any provisions of any applicable statute or the Certificate of Incorporation, dividends may be declared upon the capital stock of the Exchange by, and in the absolute discretion of, the Board; and any such dividends may be paid in cash, property or shares of stock of the Exchange, as determined by the Board, and shall be declared and paid on such dates and in such amounts as are determined by the Board.

Section 11.3. Reserves. Before payment of any dividends, there may be set aside out of any funds of the Exchange available for dividends such sum or sums as the Board from time to time, in its absolute discretion, determines to be proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Exchange, or for such other purpose as the Board shall determine to be conducive to the interests of the Exchange, and the Board may modify or abolish any such reserve in the manner in which it was created.

Section 11.4. Subsidiaries. The Board may constitute any officer of the Exchange its proxy, with power of substitution, to vote the equity interests of any subsidiary of the Exchange and to exercise, on behalf of the Exchange, any and all rights and powers incident to the ownership of those equity interests, including the authority to execute and deliver proxies, waivers and consents.

Section 11.5. Power to Vote Stock. Unless otherwise instructed by the Board, the Chief Executive Officer of the Exchange shall have the power and authority on behalf of the Exchange to attend and to vote at any meeting of stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Exchange may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Exchange any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Exchange in connection with the exercise by the Exchange of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board and the Chief Executive Officer may from time to time confer like powers upon any other person or persons.

Section 11.6. Severability. If any provision of these By-Laws, or the application of any provision of these By-Laws to any person or circumstances, is held invalid, the remainder of these By-Laws and the application of such provision to other persons or circumstances shall not be affected.

A3


NSX
National Stock®
Exchange

RULES
OF
NATIONAL STOCK EXCHANGE, INC.

(Updated through September 6, 2013)

RULES
OF
NATIONAL STOCK EXCHANGE, INC.

Table of Contents

Page

RULES
OF
NATIONAL STOCK EXCHANGE, INC.

CHAPTER I. Adoption, Interpretation and Application of Rules, and Definitions

Rule 1.1. Adoption of Exchange Rules

The following Exchange Rules are adopted pursuant to Section 3.1(b) and Section 8.2 of the By-Laws of the Exchange.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 1.2. Interpretation

Exchange Rules shall be interpreted in such a manner to comply with the rules and requirements of the Act and to effectuate the purposes and business of the Exchange, and to require that all practices in connection with the securities business be just, reasonable and not unfairly discriminatory.

Rule 1.3. Applicability

Exchange Rules shall apply to all ETP Holders and persons associated with an ETP Holder.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 1.4. Effective Time

(a) All Exchange Rules shall be effective when approved by the Commission in accordance with the Act and the rules and regulations thereunder, except for those Rules that are effective upon filing with the Commission in accordance with the Act and the rules thereunder and except as otherwise specifically provided in this Rule 1.4 or elsewhere in these Rules.

(b) Rule 11.11(c)(7)(iv), Rule 11.11(c)(8), Rule 11.15(a)(ii)(B) and Rule 11.15(b)(iv) (relating to intermarket sweep orders) shall not become effective until the compliance date for Rule 611 of Regulation NMS under the Act ("Regulation NMS").

(c) The following Rules shall not become effective until the compliance date for the appropriate sections of Regulation NMS:

(i) The second sentence of the lead-in to Rule 11.15 (Order Execution); and

(ii) Rule 11.22 (Locking or Crossing Quotations in NMS Stocks).

(iii) Rule 11.15(d) (Display of Automated Quotations).

Amended: 6-8-06 (SR-NSX-2006-03); 8-31-06 (SR-NSX-2006-08)

Rule 1.5. Definitions

Unless the context otherwise requires, for all purposes of these Exchange Rules, terms used in Exchange Rules shall have the meaning assigned in Article I of the By-Laws or as set forth below:

A.

Adverse Action

(1) The term "adverse action" shall mean any action taken by the Exchange which affects adversely the rights of any ETP Holder, applicant for an ETP, or any person associated with an ETP Holder (including the denial of an ETP and the barring of any person from becoming associated with an ETP Holder) and any prohibition or limitation by the Exchange imposed on any person with respect to access to services offered by the Exchange, or an ETP Holder thereof. This term does not include disciplinary actions for violations of any provision of the Act or the rules and regulations promulgated thereunder, or any provision of the By-Laws or Exchange Rules or any interpretation thereof or resolution or order of the Board or appropriate Exchange committee which has been filed with the Commission pursuant to Section 19(b) of the Act and has become effective thereunder. Review of disciplinary actions is provided for in Chapter VIII of the Exchange Rules.

Authorized Trader

(2) The term "Authorized Trader" or "AT" shall mean a person who may submit orders (or who supervises a routing engine that may automatically submit orders) to the Exchange's trading facilities on behalf of his or her ETP Holder or Sponsored Participant.

Automatic Execution Mode

(3) The mode of order interaction on the Exchange as described in Rule 11.13(b)(1).

B. Reserved.

C.

Clearing Member

(1) An ETP Holder that is a member of a Qualified Clearing Agency defined in section Q below.

D.

Designated Self-Regulatory Organization

(1) The term "designated self-regulatory organization" shall mean a self-regulatory organization, other than the Exchange, designated by the Commission under Section 17(d) of the Act to enforce compliance by ETP Holders with Exchange Rules.

E.

ETP

(1) The term "ETP" shall refer to an Equity Trading Permit issued by the Exchange for effecting approved securities transactions on the Exchange's trading facilities. An ETP may be issued to a sole proprietor, partnership, corporation, limited liability company or other organization which is a registered broker or dealer pursuant to Section 15 of the Act, and which has been approved by the Exchange.

F. Reserved.

G. Reserved.

H. Reserved.

I. Reserved.

J. Reserved.

K. Reserved.

L.

Listing Exchange

(1) The term "Listing Exchange" shall mean the national securities exchange or association on which a security is listed.

M.

Market Maker

(1) The term "Market Maker" shall mean an ETP Holder that acts as a Market Maker pursuant to Chapter XI.

Market Maker Authorized Trader

(2) The term "Market Maker Authorized Trader" or "MMAT" shall mean an authorized trader who performs market making activities pursuant to Chapter XI on behalf of a Market Maker.

N.

NSX Book

(1) The term "NSX Book" shall mean the System's electronic file of orders.

O. Reserved.

P.

Person Associated with an ETP Holder

(1) The terms "person associated with an ETP Holder" or "associated person of an ETP Holder" mean any partner, officer, director, or branch manager of an ETP Holder (or any person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with an ETP Holder, or any employee of such ETP Holder, except that any person associated with an ETP Holder whose functions are solely clerical or ministerial shall not be included in the meaning of such terms.

Protected NBBO

(2) The term "Protected NBBO" shall mean the national best bid or offer that is a protected quotation.

Protected BBO

(3) The term "Protected BBO" shall mean the better of the following:

(a) The Protected NBBO or
(b) The displayed Top of Book.

Protected Quotation

(4) The term "protected quotation" means a bid or offer in a stock that (i) is displayed by an automated trading center; (ii) is disseminated pursuant to a national market system plan approved by the Commission; and (iii) is an automated quotation that is the best bid or best offer of a national securities exchange or association.

Q.

Qualified Clearing Agency

(1) The term "Qualified Clearing Agency" means a clearing agency registered with the Commission pursuant to Section 17A of the Act that is deemed qualified by the Exchange.

R.

Regular Trading Hours

(1) The term "Regular Trading Hours" means the time between 9:30 a.m. and 4:00 p.m. Eastern Time.

Routing Logic

(2) The term “Routing Logic” means the methodology used to determine the Trading Center to which an incoming order will be directed for potential execution.

S.

Sponsored Participant

(1) The term "Sponsored Participant" shall mean a person which has entered into a sponsorship arrangement with a Sponsoring ETP Holder pursuant to Rule 11.9.

Sponsoring ETP Holder

(2) The term "Sponsoring ETP Holder" shall mean a broker-dealer that has been issued an ETP by the Exchange who has been designated by a Sponsored Participant to execute, clear and settle transactions resulting from the System. The Sponsoring ETP Holder shall be either (i) a clearing firm with membership in a clearing agency registered with the Commission that maintains facilities through which transactions may be cleared or (ii) a correspondent firm with a clearing arrangement with any such clearing firm.

Statutory Disqualification

(3) The term "statutory disqualification" shall mean any statutory disqualification as defined in the Act.

System

(4) The term "System" shall mean the electronic securities communications and trading facility designated by the Board through which orders of Users are consolidated for ranking and execution.

T.

Top of Book

(1) The term "Top of Book" shall mean the best-ranked order to buy (or sell) in the NSX Book as ranked pursuant to Rule 11.14.

U.

User

(1) The term "User" shall mean any ETP Holder or Sponsored Participant who is authorized to obtain access to the System pursuant to Rule 11.9.

UTP Security

(2) The term "UTP Security" shall mean any security that is not listed on the Exchange but is traded on the Exchange pursuant to unlisted trading privileges.

V. Reserved.

W. Reserved.

X. Reserved.

Y. Reserved.

Z. Reserved.

Amended: 6-8-06 (SR-NSX-2006-03); 8-31-06 (SR-NSX-2006-08); 2-5-08 (SR-NSX-2008-03); 6-19-08 (SR-NSX-2008-11); 07-29-10 (SR-NSX-2010-09); 08-15-12 (SR-NSX-2012-12); 01-10-2013 (SR-NSX-2013-01)

CHAPTER II. ETP Holders of the Exchange

Rule 2.1. Rights, Privileges and Duties of ETP Holders

Unless otherwise provided in the Exchange Rules or the By-Laws, each ETP Holder shall have the rights, privileges and duties of any other ETP Holder.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 2.2. Obligations of ETP Holders and the Exchange

In addition to all other obligations imposed by the Exchange in its By-Laws or the Exchange Rules, all ETP Holders, as a condition of effecting approved securities transactions on the Exchange's trading facilities, shall agree to be regulated by the Exchange and shall recognize that the Exchange is obligated to undertake to enforce compliance with the provisions of the Exchange Rules, its By-Laws, its interpretations and policies and with the provisions of the Act and regulations thereunder, and that, subject to orders and rules of the Commission, the Exchange is required to discipline ETP Holders and persons associated with ETP Holders for violations of the provisions of the Exchange Rules, its By-Laws, its interpretations and policies and the Act and regulations thereunder, by expulsion, suspension, limitation of activities, functions, and operations, fines, censure, being suspended or barred from being associated with an ETP Holder, or any other fitting sanction.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 2.3. ETP Holder Eligibility

Except as hereinafter provided, any registered broker or dealer or any person associated with a registered broker or dealer shall be eligible to be an ETP Holder. Any person may become an associated person of an ETP Holder.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 2.4. Restrictions

(a) No person may become an ETP Holder or continue as an ETP Holder in any capacity on the Exchange where:

(1) such person is other than a natural person and is not a registered broker or dealer;

(2) such person is a natural person who is not either a registered broker or dealer or associated with a registered broker or dealer; or

(3) such person is subject to a statutory disqualification, except that a person may become an ETP Holder or continue as an ETP Holder where, pursuant to Rules 19d-1, 19d-2, 19d-3 and 19h-1 of the Act, the Commission has issued an order providing relief from such a disqualification and permitting such a person to become an ETP Holder.

(b) No natural person or registered broker or dealer shall be admitted as, or be entitled to continue as, an ETP Holder or an associated person of an ETP Holder, unless such natural person or broker or dealer meets the standards of training, experience and competence as the Exchange may prescribe. Each ETP Holder shall have the responsibility and duty to ascertain by investigation the good character, business repute, qualifications and experience of any person applying for registration with the Exchange as an associated person of an ETP Holder.

(c) No registered broker or dealer shall be admitted as, or be entitled to continue as, an ETP Holder if such broker or dealer:

(i) fails to comply with either the financial responsibility requirements established by Rule 15c3-1 under the Act, or such other financial responsibility and operational capability requirements as may be established by the Exchange Rules; or

(ii) fails to adhere to the Exchange Rules relating to the maintenance of books and records or those rules of other self-regulatory organizations of which such broker or dealer is or was a member; or

(iii) is subject to any unsatisfied liens, judgments or unsubordinated creditor claims of a material nature, which, in the absence of a reasonable explanation therefor, remain outstanding for more than six months; or

(iv) has been subject to any bankruptcy proceeding, receivership or arrangement for the benefit of creditors within the past three years; or

(v) has engaged in an established pattern of failure to pay just debts or has defaulted, without a reasonable explanation, on an obligation to a self-regulatory organization, any ETP Holder, or any member of a self-regulatory organization.

(d) No person shall be admitted as an ETP Holder or as an associated person of an ETP Holder where it appears that such person has engaged, and there is a reasonable likelihood that such person again may engage, in acts or practices inconsistent with just and equitable principles of trade.

(e) No person shall become an associated person of an ETP Holder unless such person agrees:

(i) to supply the Exchange with such information with respect to such person's relationships and dealings with the ETP Holder as may be specified by the Exchange;

(ii) to permit examination of such person's books and records by the Exchange to verify the accuracy of any information so supplied; and

(iii) to be regulated by the Exchange and to recognize that the Exchange is obligated to undertake to enforce compliance with the provisions of the Exchange Rules, the By-Laws, the interpretations and policies of the Exchange and the provisions of the Act and the regulations thereunder.

Interpretations and Policies

.01 (a) The Exchange may require the successful completion of a written proficiency examination to enable it to examine and verify that prospective ETP Holders and associated persons of ETP Holders have adequate training, experience and competence to comply with the Exchange Rules and policies of the Exchange.

(b) If the Exchange requires the completion of such proficienty examinations, the Exchange may, in exceptional cases and where good cause is shown, waive such proficiency examinations as are required by the Exchange upon written request of the applicant and accept other standards as evidence of an applicant's qualifications. Advanced age, physical infirmity or experience in fields ancillary to the securities business will not individually of themselves constitute sufficient grounds to waive a proficiency examination.

(c) The Exchange requires the General Securities Representative Examination ("Series 7") in qualifying persons seeking registration as general securities representatives.

.02 The Exchange uses the Uniform Application for Securities Industry Registration or Transfer ("Form U4") as part of its procedure for registration and oversight of its ETP Holder personnel.

Amended: 6-8-06 (SR-NSX-2006-03); 8-31-06 (SR-NSX-2006-08)

Rule 2.5. Application Procedures for an ETP Holder or to become an Associated Person of an ETP Holder

(a) Applications for an ETP shall be made to the Exchange and shall contain the following:

(1) An agreement to abide by, comply with, and adhere to the provisions of the Exchange's Amended Certificate of Incorporation, its By-Laws, the Exchange Rules, the policies, interpretations and guidelines of the Exchange and all orders and decisions of the Exchange's Board and penalties imposed by the Board, and any duly authorized committee; provided, however, that such agreement shall not be construed as a waiver by the applicant of any right to appeal as provided in the Act.

(2) An agreement to pay such dues, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange.

(3) An agreement that the Exchange and its officers, employees and members of its Board and of any committee shall not be liable, except for willful malfeasance, to the applicant or to any other person, for any action taken by such director, officer or member in his official capacity, or by any employee of the Exchange while acting within the scope of his employment, in connection with the administration or enforcement of any of the provisions of its By-Laws, Exchange Rules, policies,

interpretations or guidelines of the Exchange or any penalty imposed by the Exchange, its Board or any duly authorized committee.

(4) An agreement to maintain and make available to the Exchange, its authorized employees and its Board or committee members such books and records as may be required to be maintained by the Commission or the Exchange Rules.

(5) Such other reasonable information with respect to the applicant as the Exchange may require.

(b) Applications for association with an ETP Holder shall be made on Form U4 and such other forms as the Exchange may prescribe, and shall be delivered to the Exchange's Vice President of Regulation or such other officer or employee as designated by the Exchange.

(c) If the Exchange is satisfied that the applicant is qualified to hold an ETP pursuant to the provisions of this Chapter, the Exchange shall promptly notify, in writing, the applicant of such determination, and the applicant shall be issued an ETP.

(d) If the Exchange is not satisfied that the applicant is qualified to hold an ETP pursuant to the provisions of this Chapter, the Exchange shall promptly notify the applicant of the grounds for denying the ETP. The Board on its own motion may reverse the determination that the applicant is not qualified to hold an ETP. If a majority of the Board specifically determines to reverse the determination to deny the issuance of an ETP, the Board shall promptly notify Exchange staff, who shall promptly notify the applicant of the Board's decision and shall issue an ETP to the applicant. An applicant who has been denied an ETP may appeal such decision under Chapter X of the Exchange Rules governing adverse action.

(e) In considering applications for an ETP, the Exchange shall adhere to the following procedures:

(1) Where an application is granted by the Board, the Exchange shall promptly notify the applicant.

(2) The applicant shall be afforded an opportunity to be heard on the denial of an ETP pursuant to Chapter X of the Exchange Rules governing adverse action.

(f) Except where, pursuant to Section 17(d) of the Act, the Exchange has been relieved of its responsibility to review and act upon applications for associated persons of an ETP Holder, the procedure set forth in this Chapter shall govern the processing of any such applications.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 2.6. Revocation of an ETP or an Association with an ETP Holder

ETP Holders or associated persons of ETP Holders may effect approved securities transactions on the Exchange's trading facilities only so long as they possess all the qualifications set forth in the Exchange Rules. Except where, pursuant to Section 17(d) of the Act, the Exchange has been relieved of its responsibility to monitor the continued qualifications of an ETP Holder or an associated person of an ETP Holder, when the Exchange has reason to

believe that an ETP Holder or associated person of an ETP Holder fails to meet such qualifications, the Exchange may act to revoke such person's ETP or association. Such action shall be instituted under, and governed by, Chapters VII and VIII of the Exchange Rules and may be appealed under Chapter X of the Exchange Rules governing adverse action. In connection with any revocation of an ETP or voluntary termination of an ETP pursuant to Rule 2.7, the ETP shall be cancelled.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 2.7. Voluntary Termination of Rights as an ETP Holder

An ETP Holder may voluntarily terminate such person's rights as an ETP Holder only by a written resignation addressed to the Exchange's Secretary or another officer designated by the Exchange. Such resignation shall not take effect until 30 days after all of the following conditions have been satisfied: (i) receipt of such written resignation; (ii) all indebtedness due the Exchange shall have been paid in full; (iii) any Exchange investigations or disciplinary action brought against the ETP Holder has reached a final disposition; and (iv) any examination of such ETP Holder in process is completed and all exceptions noted have been reasonably resolved; provided, however, that the Board may declare a resignation effective at any time.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 2.8. Transfer or Sale of an ETP

ETP Holders may not transfer or sell or encumber their ETPs or any interest therein.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 2.9. Dues, Assessments and Other Charges

The Exchange may prescribe such reasonable assessments, dues or other charges as it may, in its discretion, deem appropriate. Such assessments and charges shall be equitably allocated among ETP Holders, issuers and other persons using the Exchange's facilities.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 2.10. No Affiliation between Exchange and any ETP Holder

Without the prior approval of the Commission, the Exchange or any entity with which it is affiliated shall not, directly or indirectly, acquire or maintain an ownership interest in an ETP Holder. In addition, without the prior approval of the Commission, an ETP Holder shall not be or become an affiliate of the Exchange, or an affiliate of any affiliate of the Exchange. The term affiliate shall have the meaning specified in Rule 12b-2 under the Act. Nothing in this Rule 2.10 shall prohibit an ETP Holder or its affiliate from acquiring or holding an equity interest in NSX Holdings, Inc. that is permitted by the ownership and voting limitations contained in the Amended and Restated Certificate of Incorporation of NSX Holdings, Inc. In addition, nothing in this Rule 2.10 shall prohibit an ETP Holder from being or becoming an affiliate of the Exchange, or an affiliate of any affiliate of the Exchange, solely by reason of such ETP Holder or any officer, director, manager, managing member, partner or affiliate of such ETP Holder being or

becoming either (a) an ETP Holder Director or an At-Large Director (as such terms are defined in the By-Laws of the Exchange) pursuant to the By-Laws of the Exchange, or (b) a member of the Board of Directors of NSX Holdings, Inc.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 2.11. NSX Securities, LLC

(a) For so long as NSX Securities, LLC ("NSX Securities") is affiliated with the Exchange and is providing outbound routing of orders from the Exchange to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communications networks or other brokers or dealers (collectively, "Trading Centers") (such function of NSX Securities is referred to as the "Outbound Router"), each of the Exchange and NSX Securities shall undertake as follows:

(1) The Exchange will regulate the Outbound Router function of NSX Securities as a facility (as defined in Section 3(a)(2) of the Act), subject to Section 6 of the Act. In particular, and without limitation, under the Act, the Exchange will be responsible for filing with the Commission rule changes and fees relating to the NSX Securities Outbound Router function and NSX Securities will be subject to exchange non-discrimination requirements.

(2) The National Association of Securities Dealers ("NASD"), a self-regulatory organization unaffiliated with the Exchange or any of its affiliates, will carry out oversight and enforcement responsibilities as the designated examining authority designated by the Commission pursuant to Rule 17d-1 of the Act with the responsibility for examining NSX Securities for compliance with the applicable financial responsibility rules.

(3) An ETP Holder's use of NSX Securities to route orders to another Trading Center will be optional. Any ETP Holder that does not want to use NSX Securities may use other routers to route orders to other Trading Centers.

(4) NSX Securities will not engage in any business other than (a) its Outbound Router function and (b) any other activities it may engage in as approved by the Commission.

(b) The books, records, premises, officers, agents, directors and employees of NSX Securities as a facility of the Exchange shall be deemed to be the books, records, premises, officers, agents, directors and employees of the Exchange for purposes of, and subject to oversight pursuant to, the Act. The books and records of NSX Securities as a facility of the Exchange shall be subject at all times to inspection and copying by the Exchange and the Commission.

Amended: 8-31-06 (SR-NSX-2006-08); 11-21-06 (SR-NSX-2006-15); 4-2-07 (SR-NSX-2007-04); 6-30-07 (SR-NSX-2007-08); 9-28-07 (SR-NSX-2007-10); 3-24-08 (SR-NSX-2008-08); 8-8-08 (SR-NSX-2008-15)

Rule 2.12. Back-Up Order Routing Services

In the event the Exchange is not able to provide order routing services through Rule 2.11, the Exchange will provide all such services pursuant to this Rule 2.12. The Exchange will route

orders to other trading centers under certain circumstances ("Routing Services") as described in Chapter XI of these Rules. The Exchange will provide its Routing Services pursuant to the terms of three separate agreements: (1) an agreement between the Exchange and each ETP Holder on whose behalf orders will be routed; (2) an agreement between the Exchange and each third-party broker-dealer that will serve as a "give-up" on an away trading center when the ETP Holder on whose behalf an order is routed is not also a member or subscriber of the away trading center; and (3) an agreement between the Exchange and a third-party service provider ("Technology Provider") pursuant to which the Exchange licenses the routing technology used by the Exchange for its Routing Services ("Exchange-Technology Provider Agreement"). This Rule 2.12 shall be effective through September 30, 2008.

Interpretations and Policies

.01 (a) The Exchange will provide its Routing Services in compliance with these Rules, as well as other provisions of the Exchange's By-Laws and Rules where applicable, and with the provisions of the Act and the rules thereunder, including, but not limited to, the requirements in Section 6(b)(4) and (5) of the Act that the rules of a national securities exchange provide for the equitable allocation of reasonable dues, fees, and other charges among its members and issuers and other persons using its facilities, and not be designed to permit unfair discrimination between customers, issuers, brokers, or dealers.

(b) As provider of the Routing Services, the Exchange will license the necessary routing technology for use within its own systems and accordingly will control the logic that determines when, how, and where orders are routed away to other trading centers.

(c) The Exchange will establish and maintain procedures and internal controls reasonably designed to adequately restrict the flow of confidential and proprietary information between the Exchange (including its facilities) and the Technology Provider, and, to the extent the Technology Provider reasonably receives confidential and proprietary information, that adequately restrict the use of such information by the Technology Provider to legitimate business purposes necessary for the licensing of routing technology.

(d) The Exchange-Technology Provider Agreement will include terms and conditions that enable the Exchange to comply with this Interpretation and Policy .01.

Amended: 11-21-06 (SR-NSX-2006-15); 4-2-07 (SR-NSX-2007-04); 6-30-07 (SR-NSX-2007-08); 9-28-07 (SR-NSX-2007-10); 3-24-08 (SR-NSX-2008-08); 8-8-08 (SR-NSX-2008-15)

CHAPTER III. Rules of Fair Practice

Rule 3.1. Business Conduct of ETP Holders

An ETP Holder, in the conduct of his business, shall observe high standards of commercial honor and just and equitable principles of trade.

Interpretations and Policies

.01 An ETP Holder may not split any order into multiple smaller orders for any purpose other than seeking the best execution for the entire order.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 3.2. Violations Prohibited

No ETP Holder shall engage in conduct in violation of the Act, the rules or regulations thereunder, the By-Laws, Exchange Rules or any policy or written interpretation of the By-Laws or Exchange Rules by the Board or an appropriate Exchange Committee. Every ETP Holder shall so supervise persons associated with the ETP Holder as to assure compliance with those requirements.

Amended: 10-19-04 (SR-NSX-2004-06); 6-8-06 (SR-NSX-2006-03)

Rule 3.3. Use of Fraudulent Devices

No ETP Holder shall effect any transaction in, or induce the purchase or sale of, any security by means of any manipulative, deceptive or other fraudulent device or contrivance.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 3.4. False Statements

No ETP Holder or applicant for an ETP shall make any false statements or misrepresentations in any application, report or other communication to the Exchange. No ETP Holder shall make any false statement or misrepresentation to any Exchange committee, officer, the Board or any designated self- regulatory organization in connection with any matter within the jurisdiction of the Exchange.

Amended: 10-19-04 (SR-NSX-2004-06); 6-8-06 (SR-NSX-2006-03)

Rule 3.5. Advertising Practices

(a) No ETP Holder, directly or indirectly, in connection with the purchase or sale of any security that has listed or unlisted trading privileges on the Exchange, shall publish, circulate or distribute any advertisement, sales literature or market letter or make oral statements or presentations which the ETP Holder knows, or in the exercise of reasonable care should know, contain any untrue statement of material fact or which is otherwise false or misleading. Exaggerated or misleading statements or claims are prohibited.

(b) Advertisements, sales literature and market letters shall contain the name of the ETP Holder, the person or firm preparing the material, if other than the ETP Holder, and the date on which it was first published, circulated or distributed (except that in advertisements only the name of the ETP Holder need be stated).

(c) No cautionary statements or caveats, often called hedge clauses, may be used if they could mislead the reader or are inconsistent with the content of the material.

(d) Each item of advertising and sales literature and each market letter shall be approved by signature or initial, prior to use, by an officer, partner or other official the ETP Holder has designated to supervise all such matters.

(e) A separate file of all advertisements, sales literature and market letters, including the names of the persons who prepared them and/or approved their use, shall be maintained by the ETP Holder for a period of three years from the date of each use (for the first two years in a place readily accessible to examination or spot checks). Each ETP Holder shall file with the Exchange, or the designated self-regulatory organization for such ETP Holder, within five business days after initial use, each advertisement (i.e., any material for use in any newspaper or magazine or other public media or by radio, telephone, recording, motion picture or television, except tombstone advertisements), unless such advertisement may be published under the rules of another self-regulatory organization regulating the ETP Holder under the Act.

(f) Testimonial material based on experience with the ETP Holder or concerning any advice, analysis, report or other investment related service rendered by the ETP Holder must make clear that such testimony is not necessarily indicative of future performance or results obtained by others. Testimonials also shall state whether any compensation has been paid to the maker, directly or indirectly, and if the material implies special experience or expert opinion, the qualifications of the maker of the testimonial should be given.

(g) Any statement to the effect that a report or analysis or other service will be furnished free or without any charge shall not be made unless such report or analysis or other service actually is or will be furnished entirely free and without condition or obligation.

(h) No claim or implication may be made for research or other facilities beyond those which the ETP Holder actually possesses or has reasonable capacity to provide.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 3.6. Fair Dealing with Customers

All ETP Holders have a fundamental responsibility for fair dealing with their customers. Practices which do not represent fair dealing include, but are not limited to, the following:

(a) Recommending speculative securities to customers without knowledge of or an attempt to obtain information concerning the customers' other securities holdings, their financial situation and other necessary data. This prohibition has particular application to high pressure telephonic sales campaigns.

(b) Excessive activity in customer accounts (churning or overtrading) in relation to the objectives and financial situation of the customer.

(c) Establishment of fictitious accounts in order to execute transactions which otherwise would be prohibited or which are against firm policy.

(d) Causing the execution of transactions which are unauthorized by customers or the sending of confirmations in order to cause customers to accept transactions not actually agreed upon;

(e) Unauthorized use or borrowing of customer funds or securities; and

(f) Recommending the purchase of securities or the continuing purchase of securities in amounts which are inconsistent with the reasonable expectation that the customer has the financial ability to meet such a commitment.

Interpretations and Policies

.01 ETP Holders who handle customer orders on the Exchange shall establish and enforce fixed standards for queuing and executing customer orders.

Amended: 8-5-94 (SR-CSE-94-06); 8-6-06 (SR-NSX-2006-03); 8-31-06 (SR-NSX-2006-08)

Rule 3.7. Recommendations to Customers

(a) In recommending to a customer the purchase, sale or exchange of any security, an ETP Holder shall have reasonable grounds for believing that the recommendation is suitable for such customer upon the basis of the facts disclosed by such customer, after reasonable inquiry by the ETP Holder, as to the customer's other securities holdings and as to the customer's financial situation and needs.

(b) An ETP Holder may use material referring to past recommendations if it sets forth all recommendations as to the same type, kind, grade or classification of securities made by the ETP Holder within the last year. Longer periods of years may be covered if they are consecutive and include the most recent year. Such material must also name each security recommended and give the date and nature of each recommendation (e.g., whether to buy or sell), the price at the time of the recommendation, the price at which, or the price within which, the

recommendation was to be acted upon, and the fact that the period was one of generally falling or rising markets, if such was the case.

Interpretations and Policies

.01 Recommendations made in connection with products listed pursuant to Rule 15.3 shall comply with the provisions of (a) above. No ETP Holder shall recommend to a customer a transaction in any such product unless the ETP Holder has a reasonable basis for believing at the time of making the recommendation that the customer has such knowledge and experience in financial matters that he may reasonably be expected to be capable of evaluating the risks of the recommended transaction and is financially able to bear the risks of the recommended position.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 3.8. The Prompt Receipt and Delivery of Securities

(a) Purchases. No ETP Holder may accept a customer's purchase order for any security until it has first ascertained that the customer placing the order or its agent agrees to receive securities against payment in an amount equal to any execution, even though such an execution may represent the purchase of only a part of a larger order.

(b) Sales.

(1) No ETP Holder shall execute a sale order for any customer in any security unless:

(i) the other customer has possession of the security; or

(ii) the customer is long the security in his account with the ETP Holder; or

(iii) reasonable assurance is received by the ETP Holder from the customer that the security will be delivered to it in good deliverable form within three (3) business days of the execution of the order; or

(iv) the security is on deposit in good deliverable form with (A) an ETP Holder of the Exchange, (B) a member of another self-regulatory organization or (C) any organization subject to state or federal banking regulations, and instructions have been forwarded to such member or organization to deliver the securities against payment.

(2) In order to satisfy the "requirement of reasonable assurance" contained in sub-paragraph (1)(iii) above, the ETP Holder, at the time it takes the order, shall make a notation on the order ticket which reflects the ETP Holder's conversation with the customer as to the present location of the securities in question, whether they are in

good deliverable form and his ability to deliver them to the ETP Holder within three business days.

Amended: 5-19-95 (SR-CSE-95-04); 6-8-06 (SR-NSX-2006-03)

Rule 3.9. Charges for Services Performed

An ETP Holder's charges, if any, for services performed (including miscellaneous services such as collection of moneys due for principal, dividends or interest; exchange or transfer of securities; appraisals, safekeeping or custody of securities; and other services) shall be reasonable and not unfairly discriminatory among customers.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 3.10. Use of Information

An ETP Holder who, in the capacity of payment agent, transfer agent, or any other similar capacity, or in any fiduciary capacity, has received information as to the ownership of securities shall not make use of such information for soliciting purchases, sales or exchanges except at the request, and on behalf, of the issuer.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 3.11. Publication of Transactions and Quotations

No ETP Holder shall report to the Exchange or publish or cause to be published any transaction as a purchase or sale of any security unless such ETP Holder believes that such transaction was a bona fide purchase or sale of such security, and no ETP Holder shall purport to quote the bid or asked price for any security, unless such ETP Holder believes that such quotation represents a bona fide bid for, or offer of, such security.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 3.12. Offers at Stated Prices

No ETP Holder shall make an offer to buy from or sell to any person any security at a stated price unless such ETP Holder is prepared to purchase or sell, as the case may be, at such price and under such conditions as are stated at the time of such offer to buy or sell.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 3.13. Payment Designed to Influence Market Prices, Other than Paid Advertising

No ETP Holders shall directly or indirectly, give, permit to be given, or offer to give anything of value to any person for the purpose of influencing or rewarding the action of such person in connection with the publication or circulation in any newspaper, investment service or similar publication of any matter which has, or is intended to have, an effect upon the market price of

any security; provided, that this Rule shall not be construed to apply to a matter which is clearly identifiable as paid advertising.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 3.14. Disclosure on Confirmations

An ETP Holder, at or before the completion of each transaction with a customer, shall give or send to such customer such written notification or confirmation of the transaction as is required by Commission Rule 10b-10.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 3.15. Disclosure of Control

An ETP Holder controlled by, controlling, or under common control with, the issuer of any security, shall disclose to a customer the existence of such control before entering into any contract with or for such customer for the purchase or sale or such security, and if such disclosure is not made in writing, it shall be supplemented by the giving or sending of a written disclosure to the customer at or before completion of the transaction.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 3.16. Discretionary Accounts

(a) No ETP Holder shall effect any purchase or sale transactions with, or for, any customer's account in respect of which such ETP Holder is vested with any discretionary power if such transactions are excessive in size or frequency in view of the financial resources and character of such account.

(b) No ETP Holder shall exercise any discretionary power in a customer's account unless such customer has given prior written authorization and the account has been accepted by the ETP Holder, as evidenced in writing by a person duly designated by the ETP Holder.

(c) The ETP Holder shall approve promptly in writing each discretionary order entered and shall review all discretionary accounts at frequent intervals in order to detect and prevent transactions which are excessive in size or frequency in view of the financial resources and character of the account. The ETP Holder shall designate a partner, officer or manager in each office, including the main office, to carry out the approval and review procedures.

(d) This Rule shall not apply to an order by a customer for the purchase or sale of a definite amount of a specified security which order gives the ETP Holder discretion only over the time and price of execution.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 3.17. Customer's Securities or Funds

No ETP Holder shall make improper use of a customer's securities or funds.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 3.18. Prohibition Against Guarantees

No ETP Holder shall guarantee, directly or indirectly, a customer against loss in any securities account of such customer carried by the ETP Holder or in any securities transaction effected by the ETP Holder with or for such customer.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 3.19. Sharing in Accounts; Extent Permissible

No ETP Holder shall share, directly or indirectly, in the profits or losses in any account of a customer carried by the ETP Holder or any other ETP Holder, unless authorized by the customer or ETP Holder carrying the account; and an ETP Holder shall share in the profits or losses in any account of such customer only in direct proportion to the financial contributions made to such account by the ETP Holder. Accounts of the immediate family of an ETP Holder shall be exempt from this direct proportionate share limitation. For purposes of this Rule, the term "immediate family" shall include parents, mother-in-law, father-in-law, husband or wife, children or any other relative to whose support the ETP Holder contributes directly or indirectly.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 3.20. Installment or Partial Payment Sales

(a) No ETP Holder shall take or carry any account or make a transaction for any customer under any arrangement which contemplates or provides for the purchase of any security for the account of the customer, or for the sale of any security to the customer, where payment for the security is to be made to the ETP Holder by the customer over a period of time in installments or by a series or partial payments, unless:

(1) in the event such ETP Holder acts as an agent or broker in such transaction, the ETP Holder promptly shall make an actual purchase of the security for the account of the customer, take possession or control of such security and maintain possession or control thereof so long as the ETP Holder remains under an obligation to deliver the security to the customer;

(2) in the event such ETP Holder acts as a principal in such transaction, the ETP Holder shall own, at the time of such transaction, such security and shall maintain possession or control thereof so long as he remains under an obligation to deliver the security to the customer; and

(3) if applicable to such ETP Holder, the provisions of Regulation T of the Federal Reserve Board shall be satisfied.

(b) No ETP Holder, whether acting as principal or agent, shall make, in connection with any transaction referred to in this Rule, any agreement with his customer under which such ETP Holder shall be allowed to pledge or hypothecate any security involved in such transaction in contravention of Commission Rules 8c-1 and 15c3-3.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 3.21 Telephone Solicitation

(a) Telemarketing Restrictions. No ETP Holder or associated person of an ETP Holder shall make an outbound telephone call to:

(1) any person's residence at any time other than between 8:00 a.m. and 9:00 p.m. local time at the called person's location;

(2) any person that previously has stated that he or she does not wish to receive any outbound telephone calls made by or on behalf of the ETP Holder; or

(3) any person who has registered his or her telephone number on the Federal Trade Commission's national do-not-call registry.

(b) Caller Disclosures. No ETP Holder or associated person of an ETP Holder shall make an outbound telephone call to any person without disclosing truthfully, promptly and in a clear and conspicuous manner to the called person the following information:

(1) the identity of the caller and the ETP Holder;

(2) the telephone number or address at which the caller may be contacted; and

(3) that the purpose of the call is to solicit the purchase of securities or related services.

The telephone number provided may not be a 900 number or any other number for which charges exceed local or long-distance transmission charges.

(c) Exceptions. The prohibition of paragraph (a)(1) does not apply to outbound telephone calls by an ETP Holder or an associated person of an ETP Holder if:

(1) the ETP Holder has received that person's express prior consent;

(2) the ETP Holder has an established business relationship with the person; or

(3) the person called is a broker or dealer.

(d) ETP Holder's Firm-Specific Do-Not-Call List.

(1) Each ETP Holder shall make and maintain a centralized list of persons who have informed the ETP Holder or any of its associated persons of an ETP Holder that they do not wish to receive outbound telephone calls.

(2) Prior to engaging in telemarketing, an ETP Holder must institute procedures to comply with paragraphs (a) and (b). Such procedures must meet the following minimum standards:

(A) Written policy. ETP Holders must have a written policy for maintaining the do-not-call list described under paragraph (d)(1).

(B) Training of personnel engaged in telemarketing. Personnel engaged in any aspect of telemarketing must be informed and trained in the existence and use of the do-not-call list.

(C) Recording, disclosure of do-not-call requests. If an ETP Holder receives a request from a person not to receive calls from that ETP Holder, the ETP Holder must record the request and place the person's name, if provided, and telephone number on the ETP Holder's firm-specific do-not-call list at the time the request is made. ETP Holders must honor a person's do-not-call request within a reasonable time from the date such request is made. This period may not exceed 30 days from the date of such request. If such requests are recorded or maintained by a party other than the ETP Holder on whose behalf the outbound telephone call is made, the ETP Holder on whose behalf the outbound telephone call is made will be liable for any failures to honor the do-not-call request.

(D) Identification of telemarketers. An ETP Holder or associated person of an ETP Holder making an outbound telephone call must make the caller disclosures set forth in paragraph (b).

(E) Affiliated persons or entities. In the absence of a specific request by the person to the contrary, a person's do-not-call request shall apply to the ETP Holder making the call, and shall not apply to affiliated entities unless the consumer reasonably would expect them to be included given the identification of the caller and the product being advertised.

(F) Maintenance of do-not-call lists. An ETP Holder making outbound telephone calls must maintain a record of a person's request not to receive further calls.

(e) Do-Not-Call Safe Harbors.

(1) An ETP Holder or associated person of an ETP Holder making outbound telephone calls will not be liable for violating paragraph (a)(3) if:

(A) the ETP Holder has an established business relationship with the called person. A person's request to be placed on the ETP Holder's firm-specific do-not-call list terminates the established business relationship exception to the national do-not-call registry provision for that ETP Holder even if the person continues to do business with the ETP Holder;

(B) the ETP Holder has obtained the person's prior express written consent. Such consent must be clearly evidenced by a signed, written agreement (which may be obtained electronically under the E-Sign Act) between the person and the ETP Holder,

which states that the person agrees to be contacted by the ETP Holder and includes the telephone number to which the calls may be placed; or

(C) the ETP Holder or associated person of an ETP Holder making the call has a personal relationship with the called person.

(2) An ETP Holder or associated person of an ETP Holder making outbound telephone calls will not be liable for violating paragraph (a)(3) if the ETP Holder or associated person of an ETP Holder demonstrates that the violation is the result of an error and that as part of the ETP Holder's routine business practice:

(A) the ETP Holder has established and implemented written procedures to comply with paragraphs (a) and (b);

(B) the ETP Holder has trained its personnel, and any entity assisting in its compliance, in the procedures established pursuant to paragraph (e)(2)(A);

(C) the ETP Holder has maintained and recorded a list of telephone numbers that it may not contact in compliance with paragraph (d); and

(D) the ETP Holder uses a process to prevent outbound telephone calls to any telephone number on the ETP Holder's firm-specific do-not-call list or the national do-not-call registry, employing a version of the national do-not-call registry obtained from the Federal Trade Commission no more than 31 days prior to the date any call is made, and maintains records documenting this process.

(f) Wireless Communications. The provisions set forth in this Rule are applicable to ETP Holders and associated persons of an ETP Holder making outbound telephone calls to wireless telephone numbers.

(g) Outsourcing Telemarketing. If an ETP Holder uses another appropriately registered or licensed entity or person to perform telemarketing services on its behalf, the ETP Holder remains responsible for ensuring compliance with all provisions contained in this Rule.

(h) Billing Information. For any telemarketing transaction, no ETP Holder or associated person of an ETP Holder shall cause billing information to be submitted for payment, directly or indirectly, without the express informed consent of the customer. Each ETP Holder or associated person of an ETP Holder must obtain the express informed consent of the person to be charged and to be charged using the identified account.

In any telemarketing transaction involving preacquired account information, the following requirements must be met to evidence express informed consent:

(1) In any telemarketing transaction involving preacquired account information and a free-to-pay conversion feature, the ETP Holder or associated person of an ETP Holder must:

(A) obtain from the customer, at a minimum, the last four digits of the account number to be charged;

(B) obtain from the customer an express agreement to be charged and to be charged using the account number pursuant to paragraph (h)(1)(A); and

(C) make and maintain an audio recording of the entire telemarketing transaction.

(2) In any other telemarketing transaction involving preacquired account information not described in paragraph (h)(1), the ETP Holder or associated person of an ETP Holder must:

(A) identify the account to be charged with sufficient specificity for the customer to understand what account will be charged; and

(B) obtain from the customer an express agreement to be charged and to be charged using the account number identified pursuant to paragraph (h)(2)(A).

(i) Caller Identification Information.

(1) Any ETP Holder that engages in telemarketing must transmit or cause to be transmitted the telephone number and, when made available by the ETP Holder's telephone carrier, the name of the ETP Holder to any caller identification service in use by a recipient of an outbound telephone call.

(2) The telephone number so provided must permit any person to make a do-not-call request during regular business hours.

(3) Any ETP Holder that engages in telemarketing is prohibited from blocking the transmission of caller identification information.

(j) Unencrypted Consumer Account Numbers. No ETP Holder or associated person of an ETP Holder shall disclose or receive, for consideration, unencrypted consumer account numbers for use in telemarketing. The term "unencrypted" means not only complete, visible account numbers, whether provided in lists or singly, but also encrypted information with a key to its decryption. This paragraph will not apply to the disclosure or receipt of a customer's billing information to process pursuant to a telemarketing transaction.

(k) Abandoned Calls.

(1) No ETP Holder or associated person of an ETP Holder shall "abandon" any outbound telephone call. An outbound telephone call is "abandoned" if a called person answers it and the call is not connected to an ETP Holder or associated person of an ETP Holder within two seconds of the called person's completed greeting.

(2) An ETP Holder or associated person of an ETP Holder shall not be liable for violating paragraph (k)(1) if:

(A) the ETP Holder or associated person of an ETP Holder employs technology that ensures abandonment of no more than three percent of all outbound telephone calls answered by a person, measured over the duration of a single calling campaign, if less than 30 days, or separately over each successive 30-day period or portion thereof that the campaign continues;

(B) the ETP Holder or associated person of an ETP Holder, for each outbound telephone call placed, allows the telephone to ring for at least 15 seconds or 4 rings before disconnecting an unanswered call;

(C) whenever an ETP Holder or associated person of an ETP Holder is not available to speak with the person answering the outbound telephone call within two seconds after the person's completed greeting, the ETP Holder or associated person of an ETP Holder promptly plays a prerecorded message that states the name and telephone number of the ETP Holder or associated person of an ETP Holder on whose behalf the call was placed; and

(D) the ETP Holder or associated person of an ETP Holder retains records establishing compliance with paragraph (k)(2).

(l) Prerecorded Messages.

(1) No ETP Holder or associated person of an ETP Holder shall initiate any outbound telephone call that delivers a prerecorded message, other than a prerecorded message permitted for compliance with the call abandonment safe harbor in paragraph (k)(2)(C), unless:

(A) the ETP Holder has obtained from the called person an express agreement, in writing, that:

(i) the ETP Holder obtained only after a clear and conspicuous disclosure that the purpose of the agreement is to authorize the ETP Holder to place prerecorded calls to such person;

(ii) the ETP Holder obtained without requiring, directly or indirectly, that the agreement be executed as a condition of purchasing any good or service;

(iii) evidences the willingness of the called person to receive calls that deliver prerecorded messages by or on behalf of the ETP Holder; and

(iv) includes such person's telephone number and signature (which may be obtained electronically under the E-Sign Act);

(B) the ETP Holder allows the telephone to ring for a least 15 seconds or four rings before disconnecting an unanswered call and, within two seconds after the completed greeting of the called person, plays a prerecorded message that promptly provides the disclosures in paragraph (b), followed immediately by a disclosure of one or both of the following:

(i) in the case of a call that could be answered in person, that the called person can use an automated interactive voice and/or keypress-activated opt-out mechanism to assert a firm-specific do-not-call request pursuant to the ETP Holder's procedures instituted under paragraph (d)(2)(C) at any time during the message. The mechanism must automatically add the number called to the ETP Holder's firm-specific do-not-call list; once invoked, immediately disconnect the call; and be available for use at any time during the message; and

(ii) in the case of a call that could be answered by an answering machine or voicemail service, that the call recipient can use a toll-free telephone number to assert a firm-specific do-not-call request pursuant to the ETP Holder's procedures instituted under paragraph (d)(2)(C). The number provided must connect directly to an automated interactive voice or keypress-activated opt-out mechanism that automatically adds the number called to the ETP Holder's firm-specific do-not-call list; immediately thereafter disconnects the call; and is accessible at any time throughout the duration of the telemarketing campaign; and

(C) the ETP Holder complies with all other requirements of this Rule and other applicable federal and state laws.

(2) Any call that complies with all applicable requirements of paragraph (l) shall not be deemed to violate paragraph (k).

(m) Credit Card Laundering. Except as expressly permitted by the applicable credit card system, no ETP Holder or associated person of an ETP Holder shall:

(1) present to or deposit into the credit card system for payment a credit card sales draft generated by a telemarketing transaction that is not the result of a telemarketing credit card transaction between the cardholder and the ETP Holder;

(2) employ, solicit, or otherwise cause a merchant, or an employee, representative or agent of the merchant, to present to or to deposit into the credit card system for payment a credit card sales draft generated by a telemarketing transaction that is not the result of a telemarketing credit card transaction between the cardholder and the merchant; or

(3) obtain access to the credit card system through the use of a business relationship or an affiliation with a merchant, when such access is not authorized by the merchant agreement or the applicable credit card system.

(n) Definitions. For purposes of this Rule:

(1) The term "account activity" includes, but is not limited to, purchases, sales, interest credits or debits, charges or credits, dividend payments, transfer activity, securities receipts or deliveries, and/or journal entries relating to securities or funds in the possession or control of the ETP Holder.

(2) The term "acquirer" means a business organization, financial institution, or an agent of a business organization or financial institution that has authority from an organization that operates or licenses a credit card system to authorize merchants to accept, transmit, or process payment by credit card through the credit card system for money, goods or services, or anything else of value.

(3) The term "billing information" means any data that enables any person to access a customer's or donor's account, such as a credit or debit card number, a brokerage, checking, or savings account number, or a mortgage loan account number. A "donor" means any person solicited to make a charitable contribution. A "charitable contribution"

means any donation or gift of money or any other thing of value, for example a transfer to a pooled income fund.

(4) The term "broker-dealer of record" refers to the broker or dealer identified on a customer's account application for accounts held directly at a mutual fund or variable insurance product issuer.

(5) The term "caller identification service" means a service that allows a telephone subscriber to have the telephone number and, where available, name of the calling party transmitted contemporaneously with the telephone call, and displayed on a device in or connected to the subscriber's telephone.

(6) The term "cardholder" means a person to whom a credit card is issued or who is authorized to use a credit card on behalf of or in addition to the person to whom the credit card is issued.

(7) The term "credit" means the right granted by a creditor to a debtor to defer payment of debt or to incur debt and defer its payment.

(8) The term "credit card" means any card, plate, coupon book, or other credit device existing for the purpose of obtaining money, property, labor, or services on credit.

(9) The term "credit card sales draft" means any record or evidence of a credit card transaction.

(10) The term "credit card system" means any method or procedure used to process credit card transactions involving credit cards issued or licensed by the operator of that system.

(11) The term "customer" means any person who is or may be required to pay for goods or services through telemarketing.

(12) The term "established business relationship" means a relationship between an ETP Holder and a person if:

(A) the person has made a financial transaction or has a security position, a money balance, or account activity with the ETP Holder or at a clearing firm that provides clearing services to such ETP Holder within the 18 months immediately preceding the date of an outbound telephone call;

(B) the ETP Holder is the broker-dealer of record for an account of the person within the 18 months immediately preceding the date of an outbound telephone call; or

(C) the person has contacted the ETP Holder to inquire about a product or service offered by the ETP Holder within the three months immediately preceding the date of an outbound telephone call.

A person's established business relationship with an ETP Holder does not extend to the ETP Holder's affiliated entities unless the person would reasonably expect them to be included. Similarly, a person's established business relationship with an ETP Holder's

affiliate does not extend to the ETP Holder unless the person would reasonably expect the ETP Holder to be included.

(13) The term "free-to-pay conversion" means, in an offer or agreement to sell or provide any goods or services, a provision under which a customer receives a product or service for free for an initial period and will incur an obligation to pay for the product or service if he or she does not take affirmative action to cancel before the end of that period.

(14) The term "merchant" means a person who is authorized under a written contract with an acquirer to honor or accept credit cards, or to transmit or process for payment credit card payments, for the purchase of goods or services or a charitable contribution.

(15) The term "merchant agreement" means a written contract between a merchant and an acquirer to honor or accept credit cards, or to transmit or process for payment credit card payments, for the purchase of goods or services or a charitable contribution.

(16) The term "outbound telephone call" means a telephone call initiated by a telemarketer to induce the purchase of goods or services or to solicit a charitable contribution from a donor.

(17) The term "person" means any individual, group, unincorporated association, limited or general partnership, corporation, or other business entity.

(18) The term "personal relationship" means any family member, friend, or acquaintance of the person making an outbound telephone call.

(19) The term "preacquired account information" means any information that enables an ETP Holder or associated person of an ETP Holder to cause a charge to be placed against a customer's or donor's account without obtaining the account number directly from the customer or donor during the telemarketing transaction pursuant to which the account will be charged.

(20) The term "telemarketer" means any person who, in connection with telemarketing, initiates or receives telephone calls to or from a customer or donor.

(21) The term "telemarketing" means consisting of or relating to a plan, program, or campaign involving at least one outbound telephone call, for example cold-calling. The term does not include the solicitation of sales through the mailing of written marketing materials, when the person making the solicitation does not solicit customers by telephone but only receives calls initiated by customers in response to the marketing materials and during those calls takes orders only without further solicitation. For purposes of the previous sentence, the term "further solicitation" does not include providing the customer with information about, or attempting to sell, anything promoted in the same marketing materials that prompted the customer's call.

Interpretations and Policies:

.01 ETP Holders and associated persons of an ETP Holder that engage in telemarketing also are subject to the requirements of relevant state and federal laws and rules, including but not limited to the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Telephone Consumer Protection Act, and the rules of the Federal Communications Commission ("FCC") relating to telemarketing practices and the rights of telephone consumers.

.02 It is considered conduct inconsistent with just and equitable principles of trade and a violation of Exchange Rule 3.1 for any ETP Holder or associated person of an ETP Holder to: (1) call a person repeatedly or continuously in a manner likely to annoy or be offensive; or (2) use threats, intimidation, or profane or obscene language in calling any person.

Amended: 8-20-12 (SR-NSX-2012-13)

CHAPTER IV. Books and Records

Rule 4.1. Requirements

Each ETP Holder shall make and keep books, accounts, records, memoranda and correspondence in conformity with Section 17 of the Act and the rules thereunder, with all other applicable laws and the rules, regulations and statements of policy promulgated thereunder, and with Exchange Rules.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 4.2. Furnishing of Records

Every ETP Holder shall furnish to the Exchange, upon request and in a time and manner required by the Exchange, current copies of any financial information filed with the Commission, as well as any records, files, or financial information pertaining to transactions executed on or through the Exchange. Further, the Exchange shall be allowed access, at any time, to the books and records of the ETP Holder in order to obtain or verify information related to transactions executed on or through the Exchange or activities relating to the Exchange.

Interpretations and Policies

.01 Consistent with the responsibility of the Exchange and the Commission to provide for timely regulatory investigations, the Exchange has adopted the following time parameters within which ETP Holders are required to respond to Exchange requests for trading data:

1st Request.. 10 business days
2nd Request.. 5 business days
3rd Request.. 5 business days

The third request letter will be sent to the ETP Holder's compliance officer and/or senior officer.

.02 Regulatory Data Submission Requirement. ETP Holders shall submit to the Exchange such Exchange-related order, market and transaction data as the Exchange may specify, in such form and on such schedule as the Exchange may require.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 4.3. Record of Written Complaints

(a) Each ETP Holder shall keep and preserve for a period of not less than five years a file of all written complaints of customers and action taken by the ETP Holder in respect thereof, if any. Further, for the first two years of the five- year period, the ETP Holder shall keep such file in a place readily accessible to examination or spot checks.

(b) Upon receipt of such a complaint, a copy shall be forwarded promptly to the Exchange, and a report of the action taken thereon shall be so forwarded following the taking of such action.

(c) A "complaint" shall mean any written statement of a customer or any person acting on behalf of a customer alleging a grievance involving the activities of an ETP Holder or persons under the control of the ETP Holder in connection with (1) the solicitation or execution of any transaction conducted or contemplated to be conducted through the facilities of the Exchange or (2) the disposition of securities or funds of that customer which activities are related to such a transaction.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 4.4. Disclosure of Financial Condition

(a) An ETP Holder shall make available for inspection by a customer, upon request, the information relative to such ETP Holder's financial condition disclosed in its most recent balance sheet prepared either in accordance with such ETP Holder's usual practice or as required by any State or Federal securities laws, or any rule or regulation thereunder. Further, an ETP Holder shall send to its customers the statements required by Commission Rule 17a-5(c).

(b) As used in paragraph (a) of this Rule, the term "customer" has the same meaning as set forth in Commission Rule 17a-5(c)(4).

Amended: 6-8-06 (SR-NSX-2006-03)

CHAPTER V. Supervision

Rule 5.1. Written Procedures

Each ETP Holder shall establish, maintain and enforce written procedures which will enable it to supervise properly the activities of associated persons of the ETP Holder and to assure their compliance with applicable securities laws, rules, regulations and statements of policy promulgated thereunder, with the rules of the designated self-regulatory organization, where appropriate, and with Exchange Rules.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 5.2. Responsibility of ETP Holders

Final responsibility for proper supervision shall rest with the ETP Holder. The ETP Holder shall designate a partner, officer or manager in each office of supervisory jurisdiction, including the main office, to carry out the written supervisory procedures. A copy of such procedures shall be kept in each such office.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 5.3. Records

Each ETP Holder shall be responsible for making and keeping appropriate records for carrying out the ETP Holder's supervisory procedures.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 5.4. Review of Activities and Annual Inspection

Each ETP Holder shall review the activities of each office, which shall include the periodic examination of customer accounts to detect and prevent irregularities or abuses. Each ETP Holder shall conduct at least annually an inspection of each office of the ETP Holder.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 5.5. Chinese Wall Procedures

(a) An ETP Holder that trades for its own account in a security, acts as a Market Maker on the Exchange, or has a specialist operation on another market (an ETP Holder engaged in any of the foregoing is referred to in this Rule 5.5 as a "specialist") must establish a functional separation ("Chinese Wall") between the specialist operation and any associated or affiliated persons as appropriate to its operation. Further, all ETP Holders must establish, maintain and enforce written procedures reasonably designed to prevent the misuse of material, non-public information, which includes review of employee and proprietary trading, memorialization and documentation of procedures, substantive supervision of interdepartmental communications by the firm's Compliance Department and procedures concerning proprietary trading when the firm is in possession of material, non- public information. The firm must obtain the prior written

approval of the Exchange that it has complied with the requirements above in establishing functional separation as appropriate to the operation and that it has established proper compliance and audit procedures to ensure the maintenance of the functional separation. A copy of these Chinese Wall procedures, and any amendments thereto, must be filed with the Exchange's Surveillance Department.

(b) The following are the minimum procedural and maintenance requirements:

(1) The associate or affiliated person can have no influence on specific specialist trading decisions.

(2) Material, non-public corporate or market information obtained by the associated or affiliated person from the issuer may not be made available to the specialist.

(3) Clearing and margin financing information regarding the specialist may be routed only to employees engaged in such work and managerial employees engaged in overseeing operation of the affiliated or associated persons and specialists entities.

(c) Information that may be made available to others:

(1) A broker affiliated with an associated or affiliated person may make available to the specialist only the market information that he would make available to an unaffiliated specialist in the normal course of his trading and "market probing" activity.

(2) A specialist may make known to a broker affiliated with an affiliated or associated person only the information about market conditions in specialty stocks that he would make available in the normal course of specializing to any other broker and in the same manner as it would make such information available to any other broker.

(3) An affiliated or associated person can popularize a specialty stock provided it makes adequate disclosure about the existence of possible conflicts of interests.

(d) A specialist who becomes privy to material, non-public information must communicate that fact promptly to his firm's compliance officer or other designated official. The specialist shall seek guidance from the compliance officer or other designated official as to what procedures the specialist should follow after receipt of such information or such other action that should be taken. Appropriate records shall be maintained by the compliance officer or other designated official. The record should include a summary of the information received by the specialist and a description of the action taken by the compliance officer or other designated official.

(e) The Exchange has established the following procedures to monitor compliance with this rule:

(1) Examination of the Chinese Wall procedures established by Exchange specialist firms.

(2) Surveillance of proprietary trades effected by an affiliated or associated person and its affiliated or associated specialist ("designated dealer") firm.

Accordingly, the Exchange will conduct periodic examinations of the specialist firm's Chinese Wall procedures to ensure that a functional separation between the associated or affiliated person and the specialist has been created and thereafter maintained. The Exchange will also monitor the trading activities of affiliated or associated persons and affiliated or associated specialists in the specialist firms' specialty stocks in order to monitor the possible trading while in possession of material, non-public information through the periodic review of trade and comparison reports generated by the Exchange.

Amended: 7-27-94 (SR-CSE-94-04); 8-31-06 (SR-NSX-2006-08)

Rule 5.6. Anti-Money Laundering Compliance Program

(a) Each ETP Holder shall develop and implement an anti-money laundering program reasonably designed to achieve and monitor compliance with the requirements of the Bank Secrecy Act (31 U.S.C. 5311, *et seq.*), and the implementing regulations promulgated thereunder by the Department of the Treasury. Each ETP Holder's anti-money laundering program must be approved, in writing, by a member of its senior management.

(b) The anti-money laundering programs required by the Rule shall, at a minimum:

(1) establish and implement policies and procedures that can be reasonably expected to detect and cause the reporting of transactions required under 31 U.S.C. 5318(g) and the implementing regulations thereunder;

(2) establish and implement policies and internal controls reasonably designed to achieve compliance with the Bank Secrecy Act and the implementing regulations thereunder;

(3) provide for independent testing for compliance to be conducted by the ETP Holder's personnel or by a qualified outside party;

(4) designate, and identify to the Exchange (by name, title, mailing address, e-mail address, telephone number, and facsimile number), a person or persons responsible for implementing and monitoring the day-to-day operations and internal controls of the program and provide prompt notification to the Exchange regarding any change in such designation(s); and

(5) provide ongoing training for appropriate persons.

In the event that any of the provisions of this Rule 5.6 conflict with any of the provisions of another applicable self-regulatory organization's rule requiring the development and implementation of an anti-money laundering compliance program, the provisions of the rule of the ETP Holder's Designated Examining Authority shall apply.

Amended: 9-30-04 (SR-NSX-2004-02); 6-8-06 (SR-NSX-2006-03)

Rule 5.7. Annual Certification of Compliance and Supervisory Processes

Each ETP Holder shall have its chief executive officer (or equivalent officer) certify annually, as set forth in Interpretations and Policies .01, that the ETP Holder has in place processes to establish, maintain, review, test and modify written compliance policies and written supervisory procedures reasonably designed to achieve compliance with applicable Rules of the Exchange and federal securities laws and regulations.

Interpretations and Policies

.01 Annual Compliance and Supervision Certification. The Exchange is issuing this interpretation to Rule 5.7, which requires that the ETP Holder's chief executive officer (or equivalent officer) execute annually a certification that the ETP Holder has in place processes to establish, maintain, review, test and modify written compliance policies and written supervisory procedures reasonably designed to achieve compliance with applicable Rules of the Exchange and federal securities laws and regulations. The certification for each ensuing year shall be effected no later than on the anniversary date of the previous year's certification. The certification shall state the following:

Annual Compliance and Supervision Certification

The undersigned is the chief executive officer (or equivalent officer) of [name of ETP Holder corporation/partnership/sole proprietorship] (the "ETP Holder"). As required by Rule 5.7, the undersigned makes the following certification:

1. The ETP Holder has in place processes to:

    (a) establish, maintain and review policies and procedures reasonably designed to achieve compliance with applicable Rules of the National Stock Exchange, Inc. and federal securities laws and regulations;

    (b) modify such policies and procedures as business, regulatory and legislative changes and events dictate; and

    (c) test the effectiveness of such policies and procedures on a periodic basis, the timing and extent of which is reasonably designed to ensure continuing compliance with Rules of the National Stock Exchange, Inc. and federal securities laws and regulations.

2. The undersigned chief executive officer (or equivalent officer) has conducted one or more meetings with the chief compliance officer in the preceding 12 months, the subject of which satisfy the obligations set forth in Interpretations and Policies .01 to Rule 5.7.

3. The ETP Holder's processes, with respect to paragraph 1 above, are evidenced in a report reviewed by the chief executive officer (or equivalent officer), chief compliance officer, and such other officers as the ETP Holder may

deem necessary to make this certification. The final report has been submitted to the ETP Holder's board of directors and audit committee or will be submitted to the ETP Holder's board of directors and audit committee (or equivalent bodies) at the earlier of their next scheduled meetings or within 45 days of the date of execution of this certification.

4. The undersigned chief executive officer (or equivalent officer) has consulted with the chief compliance officer and other officers as applicable (referenced in paragraph 3 above) and such other employees, outside consultants, lawyers and accountants, to the extent deemed appropriate, in order to attest to the statements made in this certification.

The Exchange provides the following guidance in completing the Certification above. Included in the processes requirement is an obligation on the part of the ETP Holder to conduct one or more meetings annually between the chief executive officer (or equivalent officer) and the chief compliance officer to: (1) discuss and review the matters that are subject of the certification; (2) discuss and review the ETP Holder 's compliance efforts as of the date of such meetings; and (3) identify and address significant compliance problems and plans for emerging business areas.

The report required in paragraph 3 of the certification must document the ETP Holder's processes for establishing, maintaining, reviewing, testing and modifying compliance policies, that are reasonably designed to achieve compliance with applicable NSX rules and federal securities laws and regulations, and any principal designated by the ETP Holder may prepare the report. The report must be produced prior to execution of the certification and be reviewed by the chief executive officer (or equivalent officer), chief compliance officer and any other officers the ETP Holder deems necessary to make the certification and must be provided to the ETP Holder's board of directors and audit committee in final form either prior to execution of the certification or at the earlier of their next scheduled meetings or within 45 days of execution of the certification. The report should include the manner and frequency in which the processes are administered, as well as the identification of officers and supervisors who have responsibility for such administration. The report need not contain any conclusions produced as a result of following the processes set forth therein. The report may be combined with any other compliance report or other similar report required by any other self-regulatory organization provided that: (1) such report is clearly titled in a manner indicating that it is responsive to the requirements of the certification and Rule 5.7; (2) an ETP Holder that submits a report for review in response to a NSX request must submit the report in its entirety; and (3) the ETP Holder makes such report in a timely manner, i.e., annually.

CHAPTER VI. Extensions of Credit

Rule 6.1. Prohibitions and Exemptions

(a) An ETP Holder shall not effect a securities transaction through Exchange facilities in a manner contrary to the regulations of the Board of Governors of the Federal Reserve System.

(b) In instances where the Exchange has been designated the appropriate examining authority, the Exchange is authorized to grant extensions of time under sections 220.4(c)(3)(ii) and 220.8(d) of Regulation T adopted by the Board of Governors of the Federal Reserve System as well as under Commission Rule 15c3-3(n).

(c) The margin which must be maintained in margin accounts of customers shall be as follows:

(1) 25% of the current market value of all securities "long" in the account; plus

(2) $2.50 per share or 100% of the current market value, whichever amount is greater, of each stock "short" in the account selling at less than $5.00 per share; plus

(3) $5.00 per share or 30% of the current market value, whichever amount is greater, of each stock "short" in the account selling at $5.00 per share or above; plus

(4) 5% of the principal amount or 30% of the current market value, whichever amount is greater, of each bond "short in the account.

Amended: 1-28-97 (SR-CSE-96-05); 6-8-06 (SR-NSX-2006-03)

Rule 6.2. Day Trading Margin

(a) The term "day trading" means the purchasing and selling of the same security on the same day. A "day trader" is any customer whose trading shows a pattern of day trading.

(b) Whenever day trading occurs in a customer's margin account the margin to be maintained shall be the margin on the "long" or "short" transaction, whichever occurred first, as required pursuant to Exchange Rule 6.1(c). When day trading occurs in the account of a day trader, the margin to be maintained shall be the margin on the "long" or "short" transaction, whichever occurred first, as required for initial margin by Regulation T of the Board of Governors of the Federal Reserve System, or as required pursuant to Exchange Rule 6.1(c), whichever amount is greater.

(c) No ETP Holder shall permit a public customer to make a practice, directly or indirectly, of effecting transactions in a cash account where the cost of securities purchased is met by the sale of the same securities. No ETP Holder shall permit a public customer to make a practice of selling securities with them in a cash account which are to be received against payment from another broker- dealer where such securities were purchased and are not yet paid for.

Amended: 1-28-97 (SR-CSE-96-05); 6-8-06 (SR-NSX-2006-03)

CHAPTER VII. Suspension by Chairman or Chief Regulatory Officer

Rule 7.1. Imposition of Suspension

(a) An ETP Holder which fails or is unable to perform any of its contracts, or is insolvent or is unable to meet the financial responsibility requirements of the Exchange, shall immediately inform the Secretary in writing of such fact. Upon receipt of said notice, or whenever it shall appear to the Chairman of the Board or Chief Regulatory Officer, or their respective designees, (after such verification and with such opportunity for comment by the ETP Holder as the circumstances reasonably permit) that an ETP Holder has failed to perform its contracts or is insolvent or is in such financial or operational condition or is otherwise conducting its business in such financial or operational condition or is otherwise conducting its business in such a manner that it cannot be permitted to continue in business with safety to its customers, creditors and other ETP Holders of the Exchange, the Chairman of the Board or Chief Regulatory Officer, or their respective designees, may summarily suspend the ETP Holder or may impose such conditions and restrictions upon the ETP Holder as are reasonably necessary for the protection of investors, the Exchange, the creditors and the customers of such ETP Holder.

(b) An ETP Holder that does not pay any dues, fees, assessments, charges or other amounts due to the Exchange within 90 days after the same has become payable shall be reported to the Chairman, who may, after giving reasonable notice to the ETP Holder of such arrearages, suspend the ETP Holder until payment is made. Should payment not be made within six months after payment is due, the ETP may be disposed of or cancelled by the Exchange.

(c) In the event of suspension of an ETP Holder, the Exchange shall give prompt notice of such suspension to the ETP Holders of the Exchange. Unless the Chairman or the Chief Regulatory Officer, or their respective designees, shall determine that lifting the suspension without further proceedings is appropriate, such suspension shall continue until the ETP Holder is reinstated as provided in Rule 7.3. of this Chapter.

Amended: 6-8-06 (SR-NSX-2006-03); 7-20-07 (SR-NSX-2007-05)

Rule 7.2. Investigation Following Suspension

Every ETP Holder suspended under the provisions of this Chapter shall immediately make available every facility requested by the Exchange for the investigation of its affairs and shall forthwith file with the Secretary a written statement covering all information requested, including a complete list of creditors and the amount owing to each and a complete list of each open long and short security position maintained by the ETP Holder and each of its customers. The foregoing includes, without limitation, the furnishing of such of the ETP Holder's books and records and the giving of such sworn testimony as may be requested by the Exchange.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 7.3. Reinstatement

An ETP Holder suspended under the provisions of this Chapter may apply for reinstatement by a petition in accordance with and in the time provided for by the provisions of Chapter X of the Exchange Rules relating to adverse action.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 7.4. Failure to be Reinstated

An ETP Holder suspended under the provisions of this Chapter who fails to seek or obtain reinstatement in accordance with Rule 7.3 shall have its ETP cancelled or disposed of by the Exchange in accordance with Exchange Rule 2.6.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 7.5. Termination of Rights by Suspension

An ETP Holder suspended under the provisions of this Chapter shall be deprived during the term of its suspension of all rights and privileges conferred to it by virtue of it holding an ETP.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 7.6. Summary Suspension of Exchange Services

The Chairman of the Board or Chief Regulatory Officer, or their respective designees, (after such verification with such opportunity for comment as the circumstances reasonably permit) may summarily limit or prohibit: (i) any person from access to services offered by the Exchange, if such person has been and is expelled or suspended from any self-regulatory organization or barred or suspended from being associated with a member of any self-regulatory organization or is in such financial or operating difficulty that the Exchange determines that such person cannot be permitted to do business with safety to investors, creditors, Exchange ETP Holders or the Exchange; or (ii) a person who is not an ETP Holder from access to services offered by the Exchange, if such person does not meet the qualification requirements or other pre-requisites for such access and if such person cannot be permitted to continue to have access with safety to investors, creditors, ETP Holders and the Exchange. Any person aggrieved by any such summary action may seek review under the provisions of Chapter X of the Exchange Rules relating to adverse action.

Amended: 6-8-06 (SR-NSX-2006-03); 7-20-07 (SR-NSX-2007-05)

Rule 7.7. Commission Action

The Commission may stay any summary action taken pursuant to this Chapter on its own motion or upon application by any person aggrieved thereby made pursuant to Section 19(d) of the Act and the rules thereunder.

CHAPTER VIII. Discipline

Rule 8.1. Disciplinary Jurisdiction

(a) An ETP Holder or a person associated with an ETP Holder (the "Respondent") who is alleged to have violated or aided and abetted a violation of any provision of the Act or the rules and regulations promulgated thereunder, or any provision of the Certificate of Incorporation, By-Laws or Rules of the Exchange or any interpretation thereof or any resolution or order of the Board or appropriate Exchange committee shall be subject to the disciplinary jurisdiction of the Exchange under this Chapter, and after notice and opportunity for a hearing may be appropriately disciplined by: expulsion; suspension; limitation of activities, functions and operation; fine; censure; suspension or bar from association with an ETP Holder or any other fitting sanction, in accordance with the provisions of this Chapter.

An individual ETP Holder, responsible party, or other person associated with an ETP Holder may be charged with any violation committed by employees under his/her/its supervision or by the ETP Holder with which he/she/it is associated, as though such violation were his/her/its own. An ETP Holder organization may be charged with any violation committed by its employees or by any other person who is associated with such ETP Holder organization, as though such violation were its own.

(b) Any ETP Holder or person associated with an ETP Holder shall continue to be subject to the disciplinary jurisdiction of the Exchange following the termination of such person's ETP or association with an ETP Holder with respect to matters that occurred prior to such termination; provided that written notice of the commencement of an inquiry into such matters is given by the Exchange to such former ETP Holder or former associated person within one year of receipt by the Exchange of the latest written notice of the termination of such person's status as an ETP Holder or person associated with an ETP Holder. The foregoing notice requirement does not apply to a person who at any time after a termination again subjects himself or herself to the disciplinary jurisdiction of the Exchange by becoming an ETP Holder or a person associated with an ETP Holder.

(c) A summary suspension or other action taken pursuant to Chapter VII of the Rules of the Exchange shall not be deemed to be disciplinary action under this Chapter, and the provisions of this chapter shall not be applicable to such action.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 8.2. Complaint and Investigation

(a) Initiation of Investigation

The Exchange, or the designated self-regulatory organization, when appropriate, shall investigate possible violations within the disciplinary jurisdiction of the Exchange which are brought to its attention in any manner, or upon order of the Board, the Business Conduct Committee, the President or other Exchange officials designated by the President, or upon receipt of a complaint alleging such violation.

(b) Report

In every instance where an investigation has been instituted as a result of a complaint, and in every other instance in which an investigation results in a finding that there are reasonable grounds to believe that a violation has been committed, a written report of the investigation shall be submitted to the Business Conduct Committee by the Exchange's staff or, when appropriate, by the designated self-regulatory organization.

(c) Requirement to Furnish Information and Right to Counsel

Each ETP Holder and person associated with an ETP Holder shall be obligated upon request by the Exchange to appear and testify, and to respond in writing to interrogatories and furnish documentary materials and other information requested by the Exchange in connection with (i) an investigation initiated pursuant to paragraph (a) of this Rule or (ii) a hearing or appeal conducted pursuant to this Chapter or preparation by the Exchange in anticipation of such a hearing or appeal. No ETP Holder or person associated with an ETP Holder shall impede or delay an Exchange investigation or proceeding conducted pursuant to this Chapter nor refuse to comply with a request made by the Exchange pursuant to this paragraph. An ETP Holder or person associated with an ETP Holder is entitled to be represented by counsel during any such Exchange investigation, proceeding or inquiry.

(d) Notice, Statement and Access

Prior to submitting its report, the staff shall notify the person(s) who is the subject of the report (hereinafter "Subject") of the general nature of the allegations and of the specific provisions of the Act, rules and regulations promulgated thereunder, or provisions of the Articles of Incorporation, By-Laws or Rules of the Exchange or any interpretation thereof or any resolution of the Board, that appear to have been violated. Except when the Business Conduct Committee determines that expeditious action is required, a Subject shall have 15 days from the date of the notification described above to submit a written statement to the Business Conduct Committee concerning why no disciplinary action should be taken. To assist a Subject in preparing such a written statement, he or she shall have access to any documents and other materials in the investigative file of the Exchange that were furnished by him or her or his or her agents.

(e) Failure to Furnish Information

Failure to furnish testimony, documentary evidence or other information requested by the Exchange in the course of an Exchange inquiry, investigation, hearing or appeal conducted pursuant to this Chapter or in the course of preparation by the Exchange in anticipation of such a hearing or appeal on the date or within the time period the Exchange specifies shall be deemed to be a violation of this Rule 8.2.

(f) Regulatory Cooperation

No ETP Holder or person associated with an ETP Holder or other person or entity subject to the jurisdiction of the Exchange shall refuse to appear and testify before another exchange or other self-regulatory organization in connection with a regulatory investigation, examination or disciplinary proceeding or refuse to furnish testimony, documentary materials or other information or otherwise impede or delay such investigation, examination or disciplinary

proceeding if the Exchange requests such testimony, documentary materials or other information in connection with an inquiry resulting from an agreement entered into by the Exchange pursuant to subsection (g) of this Rule. The requirements of this Rule 8.2(f) shall apply when the Exchange has been notified by another self-regulatory organization of the request for testimony, documentary materials or other information and the Exchange then requests in writing that an ETP Holder, person associated with an ETP Holder or other person or entity provide such testimony, documentary materials or other information. Any person or entity required to furnish testimony, documentary materials or other information pursuant to this Rule 8.2(f) shall be afforded the same rights and procedural protections as that person or entity would have if the Exchange had initiated the request.

(g) Cooperative Agreements

The Exchange may enter into agreements with domestic and foreign self-regulatory organizations providing for the exchange of information and other forms of mutual assistance or for market surveillance, investigative, enforcement or other regulatory purposes.

(h) Videotaped Responses

In lieu of, or in addition to, submitting a written statement concerning why no disciplinary action should be taken as permitted by paragraph (d) of this Rule, the Subject may submit a statement in the form of a videotaped response. Except when the Business Conduct Committee determines that expeditious action is required, the Subject shall have 15 days from the date of the notification described in paragraph (d) to submit the videotaped response. The Exchange will establish standards concerning the length and format of such videotaped responses.

Amended: 10-19-98 (SR-CSE-98-02); 2-11-99 (SR-CSE-98-03); 6-8-06 (SR-NSX-2006-03)

Rule 8.3. Expedited Proceeding

Upon receipt of the notification required by Rule 8.2(d), a Subject may seek to dispose of the matter through a letter of consent signed by the Subject. If a Subject desires to attempt to dispose of the matter through a letter of consent, the Subject must submit to the staff within 15 days from the date of the notification required by Rule 8.2(d) a written notice electing to proceed in an expedited manner pursuant to this Rule 8.3. The Subject must then endeavor to reach agreement with the exchange's staff upon a letter of consent which is acceptable to the staff and which sets forth a stipulation of facts and findings concerning the Subject's conduct, the violation(s) committed by the Subject and the sanction(s) therefor. The matter can only be disposed of through a letter of consent if the staff and the Subject are able to agree upon terms of a letter of consent which are acceptable to the staff and the letter is signed by the Subject. At any point in the negotiations regarding a letter of consent, either the staff may deliver to the Subject or the Subject may deliver to the staff a written declaration of an end to the negotiations. On delivery of such a declaration the subject will then have 15 days to submit a written statement pursuant to Rule 8.2(d) and thereafter the staff may bring the matter to the Business Conduct Committee. If the letter of consent is accepted by the Business Conduct Committee, it may adopt the letter as its decision and shall take no further action against the Subject respecting the matters that are the subject of the letter. If the letter of consent is rejected by the Business Conduct Committee, the matter shall proceed as though the letter had not been submitted. Upon rejection, the Subject will then have 15 days to submit a written statement

pursuant to Rule 8.2(d) and thereafter the staff may bring the matter to the Business Conduct Committee's decision to accept or reject a letter of consent shall be final, and a Subject may not seek review thereof

Amended: 10-19-98 (SR-CSE-98-02)

Rule 8.4. Charges

(a) Determination Not to Initiate Charges

Whenever it shall appear to the Business Conduct Committee from the investigation report that no probable cause exists for finding a violation within the disciplinary jurisdiction of the Exchange, or whenever the Business Conduct Committee otherwise determines that no further proceedings are warranted, it shall issue a written statement to that effect setting forth its reasons for such finding.

(b) Initiation of Charges

Whenever it shall appear to the Business Conduct Committee that there is probable cause for finding a violation within the disciplinary jurisdiction of the Exchange and that further proceedings are warranted, the Business Conduct Committee shall direct the issuance of a statement of charges against the Respondent specifying the acts in which the Respondent is charged to have engaged and setting forth the specific provisions of the Act, rules and regulations promulgated thereunder, By-Laws, Exchange Rules, interpretations or resolutions of which such acts are in violation. A copy of the charges shall be served upon the Respondent in accordance with Rule 8.11.

Rule 8.5. Answer

The Respondent shall have 15 business days after service of the charges to file a written answer thereto. The answer shall specifically admit or deny each allegation contained in the charges, and the Respondent shall be deemed to have admitted any allegation not specifically denied. The answer may also contain any defense which the Respondent wishes to submit and may be accompanied by documents in support of his answer or defense. In the event the Respondent fails to file an answer within the time provided, the charges shall be considered to be admitted.

Rule 8.6. Hearings

(a) Participants

Subject to Rule 8.6. concerning summary proceedings, a hearing on the charges shall be held before at least one member of the Business Conduct Committee and at least one senior officer of the Exchange, or a special subcommittee consisting of one or more members of the Business Conduct Committee and one or more senior Exchange officers and such other persons as the Chairman of the Exchange may appoint ("Hearing Officers"). No member of the Business Conduct Committee, no officer of the Exchange and no hearing officer shall participate by voting or otherwise in the consideration of any matter in which he is personally interested.

(b) Notice and List of Documents

Participants shall be given at least 15 business days' notice of the time and place of the hearing and a statement of the matters to be considered therein. All documentary evidence intended to be presented in the hearing by the Respondent, the Exchange, or the designated self-regulatory authority must be received by the Hearing Officers at least eight (8) days in advance of the hearing or it may not be presented in the hearing. The parties shall furnish each other with a list of all documents submitted for the record not less than four (4) business days in advance of the hearing, and the documents themselves shall be made available to the parties for inspection and copying.

(c) Conduct of Hearing

The Hearing Officers shall determine all questions concerning the admissibility of evidence and shall otherwise regulate the conduct of the hearing. Formal rules of evidence shall not apply. The charges shall be presented by a representative of the Exchange or the designated self- regulatory authority who, along with the Respondent, may present evidence and produce witnesses who shall testify under oath and are subject to being questioned by the Hearing Officers and opposing parties. The Respondent is entitled to be represented by counsel who may participate fully in the hearing. A transcript of the hearing shall be made and shall become part of the record.

Rule 8.7. Summary Proceedings

Notwithstanding the provisions of Rule 8.5 of this Chapter, the Business Conduct Committee may make a determination without a hearing and may impose a penalty as to violations which the Respondent has admitted or charges which the Respondent has failed to answer or which otherwise are not in dispute. Notice of such summary determination, specifying the violations and penalty, shall be served upon the Respondent, who shall have ten (10) business days from the date of service to notify the Business Conduct Committee that he desires a hearing upon all or a portion of any charges not previously admitted or upon the penalty. Failure to so notify the Business Conduct Committee shall constitute an admission of the violations and acceptance of the penalty as determined by the Business Conduct Committee and a waiver of all rights of review. If the Respondent requests a hearing, the matters which are the subject of the hearing shall be handled in accordance with the hearing and review procedures of this Chapter.

Rule 8.8. Offers of Settlement

(a) Submission of Offer

At any time during the course of any proceeding under this Chapter, the Respondent may submit to the Business Conduct Committee a written offer of settlement which shall contain a proposed stipulation of facts and shall consent to a specified penalty. Where the Business Conduct Committee accepts an offer of settlement, it shall issue a decision, including findings and conclusions and imposing a penalty, consistent with the terms of such offer. Where the Business Conduct Committee rejects an offer of settlement, it shall notify the Respondent and the matter shall proceed as if such offer had not been made, and the offer and all documents relating thereto shall not become part of the record. A decision of the Business Conduct Committee issued upon acceptance of an offer of settlement as well as the determination of the

Committee whether to accept or reject such an offer shall become final 20 business days after such decision is issued, and the Respondent may not seek review thereof.

(b) Submission of Statement

A Respondent may submit with an offer of settlement a written statement in support of the offer. In addition, if the staff will not recommend acceptance of an offer of settlement before the Business Conduct Committee, a Respondent shall be notified and may appear before the Business Conduct Committee to make an oral statement in support of his/her offer. Finally, if the Business Conduct Committee rejects an offer that the staff supports, a Respondent may appear before that Committee to make an oral statement concerning why he/she believes the Committee should change its decision and accept his/her offer. A Respondent must make a request for such an appearance within 5 days of being notified that the offer was rejected of that the staff will not recommend acceptance.

(c) Repeated Offers

Unless the Business Conduct Committee shall otherwise order, a Respondent shall be entitled to submit to the Business Conduct Committee a maximum of two written offers of settlement in connection with the statement of charges issued to that Respondent pursuant to Rule 8.4(b).

Amended: 10-19-98 (SR-CSE-98-02)

Rule 8.9. Decision

Following a hearing conducted pursuant to Rule 8.5 of this Chapter, the Hearing Officers shall prepare a decision in writing, based solely on the record, determining whether the Respondent has committed a violation and imposing the penalty, if any, therefor. The decision shall include a statement of findings and conclusions, with the reasons therefor, upon all material issues presented on the record. Where a penalty is imposed, the decision shall include a statement specifying the acts or practices in which the Respondent has been found to have engaged and setting forth the specific provisions of the Act, rules and regulations promulgated thereunder, By-Law, Exchange Rules, interpretations or resolutions of which the acts are deemed to be in violation. The Respondent shall promptly be sent a copy of the decision. Where the Hearing Officers are not composed of at least a majority of the members of the Business Conduct Committee, their determination shall be automatically reviewed by a majority of the Committee, which may accept or modify the determination or remand the matter for additional findings or supplemental proceedings.

Rule 8.10. Review

(a) Petition

The Respondent shall have ten (10) days after service of notice of a decision made pursuant to Rule 8.8 of this Chapter to petition for review thereof. Such petition shall be in writing and shall specify the findings and conclusions to which exceptions are taken together with reasons for such exceptions. Any objections to a decision not specified by written exception shall be considered to have been abandoned.

(b) Conduct of Review

The review shall be conducted by the Board or a committee of the Board composed of at least three (3) Directors. Unless the Board shall decide to open the record for introduction of evidence or to hear argument, such review shall be based solely upon the record and the written exceptions filed by the parties. The decision of the Board shall be in writing and shall be final.

(c) Review on Motion of Board

The Board may on its own initiative order review of a decision made pursuant to Rule 8.6, 8.7, or 8.8 of this Chapter within 20 business days after issuance of the decision. Such review shall be conducted in accordance with the procedure set forth in paragraph (b) of this Rule.

(d) Review of Decision Not to Initiate Charges

Upon application made by the President of Chairman within 30 days of a decision made pursuant to Rule 8.4(a) of this Chapter, the Board may order review of such decision. Such review shall be conducted in accordance with the procedures set forth in paragraph (b), as applicable.

Amended: 10-19-98 (SR-CSE-98-02); 10-19-04 (SR-NSX-2004-06)

Rule 8.11. Effective Date of Judgment

Penalties imposed under this Chapter shall not become effective until the review process is completed or the decision otherwise becomes final. Pending effectiveness of a decision imposing a penalty on the Respondent, the Business Conduct Committee may impose such conditions and restrictions on the activities of the Respondent as the Committee considers reasonably necessary for the protection of investors, creditors and the Exchange.

Interpretations and Policies

.01 Exchange staff shall make all necessary filings concerning formal and informal disciplinary actions required under the Act and the rules and regulations promulgated thereunder, and shall take all other actions necessary to comply with any other applicable law or regulation.

The staff shall not, as a matter of policy, issue any press release or other statement to the press concerning any formal or informal disciplinary matter; provided, however, that the Business Conduct Committee may recommend to the Executive Committee of the Exchange that the staff issue a press release or other statement to the press. If the Executive Committee determines that such a press release or other statement to the press is warranted, then the staff shall prepare and issue a press release or other statement to the press as the Executive Committee shall direct.

Amended: 10-19-98 (SR-CSE-98-02)

Rule 8.12. Miscellaneous Provisions

(a) Service of Notice

Any charges, notices or other documents may be served upon the Respondent either personally or by leaving the same at his place of business or by deposit in the United States post office, postage prepaid, by registered or certified mail addressed to the Respondent at his last known place of business.

(b) Extension of Time Limits

Any time limits imposed under this Chapter for the submission of answers, petitions or other materials may be extended by permission of the authority at the Exchange to whom such materials are to be submitted.

(c) Reports and Inspection of Books for Purpose of Investigating Complaints

For the purpose of any investigation or determination as to the filing of a complaint, or any hearing of any complaint against any ETP Holder of the Exchange or any person associated with an ETP Holder, the Exchange's staff, Business Conduct Committee, Board or designated self-regulatory organization shall have the right (1) to require any ETP Holder of the Exchange to report orally or in writing with regard to any matter involved in any such investigation or hearing, and (2) to investigate the books, records and accounts of any such ETP Holder with relation to any matter involved in any such investigation or hearing. No ETP Holder shall refuse to make any report as required in this Rule, or refuse to permit any inspection of books, records and accounts as may be validly called for under this Rule.

Amended: 10-19-04 (SR-NSX-2004-06); 6-8-06 (SR-NSX-2006-03)

Rule 8.13. Costs of Proceedings

Any ETP Holder disciplined pursuant to this Chapter shall bear such part of the costs of the proceedings as the Business Conduct Committee or the Board deems fair and appropriate in the circumstances.

Amended: 10-19-04 (SR-NSX-2004-06); 6-8-06 (SR-NSX-2006-03)

Rule 8.14. Agency Review

Actions taken by the Exchange under this Chapter shall be subject to the review and action of any appropriate regulatory agency under the Act.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 8.15. Imposition of Fines for Minor Violation(s) of Rules

(a) In lieu of commencing a disciplinary proceeding as described in Rules 8.1 through 8.13, the Exchange may, subject to the requirements set forth in this Rule, impose a fine, not to

exceed $2,500, on any ETP Holder, associated person of an ETP Holder, or registered or non-registered employee of an ETP Holder, for any violation of a Rule of the Exchange, which violation the Exchange shall have determined is minor in nature. Any fine imposed pursuant to this Rule and not contested shall not be publicly reported, except as may be required by Rule 19d-1 under the Act or as may be required by any other regulatory authority.

(b) In any action taken by the Exchange pursuant to this Rule, the person against whom a fine is imposed shall be served (as provided in Rule 8.11) with a written statement, signed by an authorized officer of the Exchange, setting forth (i) the Rule or Rules alleged to have been violated; (ii) the act or omission constituting each such violation; (iii) the fine imposed for each such violation; and (iv) the date by which such determination becomes final and such fine becomes due and payable to the Exchange, or such determination must be contested as provided in paragraph (d) below, such date to be not less than 15 business days after the date of service of the written statement.

(c) If the person against whom a fine is imposed pursuant to this Rule pays the fine, such payment shall be deemed to be a waiver by such person of such person's right to a disciplinary proceeding under Rules 8.1 through 8.13 and any review of the matter by an Exchange Committee (composed as described in Rule 8.9) or by the Board.

(d) Any person against whom a fine is imposed pursuant to this Rule may contest the Exchange's determination by filing with the Exchange not later than the date by which such determination must be contested, a written response meeting the requirements of an Answer as provided in Rule 8.4 at which point the matter shall become a disciplinary proceeding subject to the provisions of Rules 8.1 through 8.13. In any such disciplinary proceeding, if the Hearing Panel determines that the person charged is guilty of the rule violation(s) charged, the Panel shall (i) be free to impose any one or more disciplinary sanctions and (ii) determine whether the rule violation(s) is minor in nature. The person charged and any member of the Board of the Exchange may require a review by the Board of any determination by the Hearing Panel by proceeding in the manner described in Rules 8.8 and 8.9.

(e) The Exchange shall prepare and announce to its ETP Holders and ETP Holder organizations from time to time a listing of the Exchange Rules as to which the Exchange may impose fines as provided in this Rule. Such listing shall also indicate the specific dollar amount that may be imposed as a fine hereunder with respect to any violation of any such Rule or may indicate the minimum and maximum dollar amounts that may be imposed by the Exchange with respect to any such violation. Nothing in this Rule shall require the Exchange to impose a fine pursuant to this Rule with respect to the violation of any Rule included in any such listing.

Interpretations and Policies

.01 List of Exchange Rule Violations and Fines Applicable thereto Pursuant to Rule 8.15:

(a) Rule 4.1, Rule 4.2 and Interpretations, thereunder, requiring the submission of responses to Exchange requests for trading data within specified time period.

Fine Schedule

Fine Amount	Individual	ETP Holder Organization
First time fined	$100	$500
Second time fined	300	1,000
Third time fined	500	2,500

*Within a "rolling" 12-month period.

(b) Rule 4.2 and Interpretations thereunder related to the requirement to furnish Exchange-related order, market and transaction data, as well as financial or regulatory records and information.

(c) Rule 11.8(a)(1) related to the requirement to comply with quotation policies.

(d) Rule 12.10 and Interpretations thereunder related to the requirement to display customer limited orders.

Recommended Fine Amount

$100 per violation

Amended: 3-6-96 (SR-CSE-96-02); 9-22-97 (SR-CSE-97-07); 5-4-99 (SR-CSE-99-04); 12-1-00 (SR-CSE-00-08); 11-21-03 (SR-CSE-2003-10); 10-19-04 (SR-NSX-2004-06); 6-8-06 (SR-NSX-2006-03); 6-19-08 (SR-NSX-2008-11)

CHAPTER IX. Arbitration

Rule 9.1. General

(a) Any dispute, claim or controversy between a customer or non-ETP Holder and an ETP Holder, ETP Holder organization, and/or associated person arising in connection with the business of such ETP Holder, ETP Holder organization, and/or associated person in connection with his activities as an associated person shall be arbitrated under the By-Laws and the Exchange Rules as provided by any duly executed and enforceable written agreement or upon the demand of the customer or non-ETP Holder.

(b) Under this Code, the Exchange shall have the right to decline the use of its arbitration facilities in any dispute, claim, or controversy where - having due regard for the purposes of the Exchange and the intent of this Code - such dispute, claim or controversy is not a proper subject matter for arbitration.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 9.2. Simplified Arbitration

(a) Any dispute, claim, or controversy, arising between a public customer(s) and an associated person or an ETP Holder subject to arbitration under this Code involving a dollar amount not exceeding $10,000 exclusive of attendant costs and interest, shall upon demand of the customer(s), or by written consent of the parties, be arbitrated as hereinafter provided.

(b) The Claimant shall file with the Director of Arbitration an executed Submission Agreement and a copy of the Statement of Claim of the controversy in dispute and the required deposit, together with documents in support of the Claim. Sufficient copies of the Submission Agreement and the Statement of Claim and supporting documents shall be provided to the Director of Arbitration for each party and the arbitrator. The Statement of Claim shall specify the relevant facts, the remedies sought, and whether a hearing is demanded.

(c) The Claimant shall deposit the sum of $15 if the amount in controversy is $1,000 or less, $25 if the amount in controversy is more than $1,000 but does not exceed $2,500, $100 if the amount in controversy is more than $2,500 but does not exceed $5,000, or $200 if the amount in controversy is more than $5,000 but does not exceed $10,000 upon filing the Submission Agreement. The final disposition of this sum shall be determined by the arbitrator.

(d) The Director of Arbitration shall endeavor to serve promptly by mail or otherwise on the Respondent(s) one (1) copy of the Submission Agreement and one (1) copy of the Statement of Claim. Within twenty (20) calendar days from receipt of the Statement of Claim, Respondent(s) shall serve each party with an executed Submission Agreement and a copy of Respondent's Answer. Respondent's executed Submission Agreement and Answer shall also be filed with the Director of Arbitration with sufficient copies for the arbitrator(s) along with any deposit required

under the schedule of fees. The Answer shall designate all available defenses to the Claim and may set forth any related Counterclaim and/or related Third-Party Claim the Respondent(s) may have against the Claimant or any other person. If the Respondent(s) has interposed a Third-Party Claim the Respondent(s) shall serve the Third-Party Respondent with an executed Submission Agreement, a copy of the original Claim filed by the Claimant. The Third-Party Respondent shall respond in the manner herein provided for response to the Claim. If the Respondent(s) files a related Counterclaim exceeding $10,000, the arbitrator may refer the Claim, Counterclaim, and/or Third-Party Claim, if any, to a panel of three (3) or more arbitrators in accordance with Rule 9.8 of this Code, or he may dismiss the Counterclaim and/or Third-Party Claim, without prejudice to the Counterclaimant(s) and/or Third-Party Claimant(s) pursuing the Counterclaim and/or Third-Party in a separate proceeding. The costs to the Claimant under either proceeding shall in no event exceed $200.

(e) All parties shall serve promptly by mail or otherwise on all other parties and the Director of Arbitration, with sufficient copies for the arbitrators, a copy of the Answer, Counter-claim, Third-Party Claim, or other responsive pleading, if any. The Claimant, if a Counterclaim is asserted against him, shall within ten (10) calendar days either (i) serve on each party a reply to any Counter-claim or, (ii) if the amount of the Counterclaim exceeds the Claim, shall have the right to file a statement withdrawing the Claim. If the Claimant withdraws the Claim, the proceedings shall be discontinued without prejudice to the rights of the parties.

(f) The dispute, claim, or controversy shall be submitted to a single public arbitrator selected by the Director of Arbitration. Unless the public customer demands or consents to a hearing, or the arbitrator calls a hearing, the arbitrator shall decide the dispute, claim, or controversy solely upon the pleadings and evidence filed by the parties. If a hearing is necessary, such hearing shall be held as soon as practicable at a locale selected by the Director of Arbitration.

(g) The Director of Arbitration may grant extensions of time to file any pleading upon a showing of good cause.

(h) The arbitrator shall be authorized to require the submission of further documentary evidence as he, in his sole discretion, deems advisable.

(i) Upon the request of the arbitrator, the Director of Arbitration shall appoint two (2) additional arbitrators to the panel that shall decide the matter in controversy.

(j) In any case where there is more than one (1) arbitrator, the majority will be public arbitrators.

(k) In his discretion, the arbitrator may, at the request of any party, permit such party to submit additional documentation relating to the pleadings.

(l) Except as otherwise provided herein, the general arbitration rules of the Exchange shall be applicable to proceedings instituted under this Code.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 9.3. Hearing Requirements - Waiver of Hearing

(a) Any dispute, claim or controversy, except as provided in Rule 9.2, shall require a hearing unless all parties waive such hearing in writing and request that the matter be resolved solely upon the pleadings and documentary evidence.

(b) Notwithstanding a written waiver of a hearing by the parties, a majority of the arbitrators may call for and conduct a hearing. In addition, any arbitrator may request the submission of further evidence.

Rule 9.4. Time Limitation upon Submission

No dispute, claim or controversy shall be eligible for submission to arbitration under this Code if six (6) years have elapsed from the occurrence of event giving rise to the act or the dispute, claim or controversy. This section shall not extend applicable statutes of limitation, nor shall it apply to any case that is directed to arbitration by a court of competent jurisdiction.

Rule 9.5. Dismissal of Proceedings

At any time during the course of an arbitration, the arbitrators may, either upon their own initiative or at the request of a party, dismiss the proceeding and refer the parties to the remedies provided by law. The arbitrators shall, upon the joint request of the parties, dismiss the proceedings.

Rule 9.6. Settlements

All settlements upon any matter submitted shall be at the election of the parties.

Rule 9.7. Tolling of Time Limitation(s) for the Institution of Legal Proceedings

(a) Where permitted by law, the time limitation(s) that would otherwise run or accrue for the institution of legal proceedings, shall be tolled when a duly executed Submission Agreement is filed by the Claimant(s). The tolling shall continue for such period as the Exchange shall retain jurisdiction upon the matter submitted.

(b) The six (6) year time limitation upon submission to arbitration shall not apply when the parties have submitted the dispute, claim, or controversy to a court of competent jurisdiction. The six (6) year time limitation shall not run for such period as the court shall retain jurisdiction over the matter submitted.

Rule 9.8. Designation of Number of Arbitrators

(a)(1) In all arbitration matters involving public customers and non-ETP Holders where the matter in controversy exceeds $10,000, or where the matter in controversy does not involve or disclose a money claim, the Director of Arbitration shall appoint an arbitration panel that shall consist of no less than three (3) arbitrators, at least a majority of whom shall not be from the securities industry, unless the public customer or non-ETP Holder requests a panel consisting of at least a majority from the securities industry.

(2) An arbitrator will be deemed as being from the securities industry if he or she:

(i.) Is a person associated with an ETP Holder, or broker-dealer, government securities broker, government securities dealer, municipal securities dealer, or registered investment advisor, or

(ii.) Has been associated with any of the above within the past three (3) years, or

(iii.) Is retired from any of the above, or

(iv.) Is an attorney, accountant, or other professional who devoted twenty (20) percent or more of his or her professional work effort to securities industry clients within the last two years.

(3) An arbitrator who is not from the securities industry shall be deemed a public arbitrator. A person will not be classified as a public arbitrator if he or she has a spouse or other member of the household who is a person associated with a registered broker, dealer, municipal securities dealer, government securities broker, government securities dealer, or investment adviser.

(b) Composition of Panels. The individuals who shall serve on a particular arbitration panel shall be determined by the Director of Arbitration. The Director of Arbitration may name the chairman of each panel.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 9.9. Notice of Selection of Arbitrators

The Director of Arbitration shall inform the parties of the arbitrators' names, employment histories for the past ten (10) years, as well as information disclosed pursuant to Rule 9.11, at least eight (8) business days prior to the date fixed for the first hearing session. A party may make further inquiry of the Director of Arbitration concerning an arbitrator's background. In the event that prior to the first hearing session, any arbitrator should become disqualified, resign, die, refuse, or otherwise be unable to perform as an arbitrator, the Director of Arbitration shall appoint a replacement arbitrator to fill the vacancy on the panel. The Director of Arbitration shall inform the parties as soon as possible of the name and employment history of the replacement arbitrator for the past ten (10) years, as well as information disclosed pursuant to Rule 9.11. A party may make further inquiry of the Director of Arbitration concerning the replacement arbitrator's background and, within the time remaining prior to the first hearing session or the five (5) day period provided under Rule 9.10, whichever is shorter, may exercise its right to challenge the replacement arbitrator as provided in Rule 9.10.

Rule 9.10. Peremptory Challenge

In any arbitration proceeding, each party shall have the right to one peremptory challenge. In arbitrations where there are multiple Claimants, Respondents, and/or Third-Part Respondents, the Claimants shall have one peremptory challenge, the Respondents shall have one peremptory challenge and the Third-Party Respondents shall have one peremptory challenge, unless the Director of Arbitration determines that the interests of justice would best be served by

awarding additional peremptory challenges. Unless extended by the Director of Arbitration, a party wishing to exercise a peremptory challenge must do so by notifying the Director of Arbitration in writing within five (5) business days of notification of the persons named to the panel. There shall be unlimited challenges for cause.

Rule 9.11. Disclosures Required by Arbitrators

(a) Each arbitrator shall be required to disclose the Director of Arbitration any circumstances which might preclude such arbitrator from rendering an objective and impartial determination. Each arbitrator shall disclose:

(1) Any direct or indirect financial or personal interest in the outcome of the arbitration.

(2) Any existing or past financial, business, professional, family or social relationships that are likely to affect impartiality or that might reasonable create an appearance of partiality or bias. Persons requested to serve as arbitrators should disclose any such relationships that they personally have with any party or its counsel, or with any individual whom they have been told will be a witness. They should also disclose any such relationship involving members of their families, or their current employers, or their partners or business associates.

(b) Persons who are requested to accept appointment as arbitrators should make a reasonable effort to inform themselves of any interests or relationships described in Paragraph (a) above.

(c) The obligation to disclose interests, relationships, or circumstances that might preclude an arbitrator from rendering an objective and impartial determination described in subsection (a) hereof is a continuing duty that requires a person who accepts appointment as an arbitrator to disclose, at any stage of the arbitration, any such interests, relationships, or circumstances that arise, or that are recalled or discovered.

(d) Prior to the commencement of the first hearing session, the Director of Arbitration may remove an arbitrator based on information disclosed pursuant to this section. The Director of Arbitration shall also inform the parties of any information disclosed pursuant to this section if the arbitrator who disclosed the information is not removed.

Rule 9.12. Disqualification or Other Disability of Arbitrators

In the event that any arbitrator, after the commencement of the first hearing session but prior to the rendition of the award, should become disqualified, resign, die, refuse or otherwise be unable to perform as an arbitrator, the remaining arbitrator(s) may continue with the hearing and determination of the controversy unless such continuation is objected to by any party within five (5) days of notification of the vacancy on the panel. Upon objection, the Director of Arbitration shall appoint a new member to the panel to fill the vacancy. The Director of Arbitration shall inform the parties as soon as possible of the name and employment history for the past ten (10) years of the replacement arbitrator, as well as information disclosed pursuant to Rule 9.11. A party may further ask the Director of Arbitration about the replacement arbitrator's background and, within the time remaining prior to the next scheduled hearing session or the five (5) day

period provided under Rule 9.10, whichever is shorter, may exercise its right to challenge the replacement arbitrator as provided in Rule 9.10.

Rule 9.13. Initiation of Proceedings

Except as otherwise provided herein, an arbitration proceeding under this Code shall be instituted as follows:

(a) Statement of Claim.

The Claimant shall file with the Director of Arbitration an executed Submission Agreement, a Statement of Claim together with documents in support of the claim, and the required deposit. Sufficient additional copies of the Submission Agreement and the Statement of Claim and supporting documents shall be provided to the Director of Arbitration for each party and each arbitrator. The Statement of Claim shall specify the relevant facts and the remedies sought. The Director of Arbitration shall endeavor to serve promptly by mail or otherwise on the Respondent(s) one (1) copy of the Submission Agreement and one (1) copy of the Statement of Claim.

(b) Service and Filing with the Director of Arbitration.

For purposes of the Code of Arbitration Procedure, service may be effected by mail or other means of delivery. Service and filing are accomplished on the date of mailing either by first-class postage prepaid or by means of overnight mail service or, in the case of other means of service, on the date of delivery. Filing with the Director of Arbitration shall be made on the same date as service.

(c) Answer-Defenses, Counterclaims, and/or Cross-Claims.

(1) Within twenty (20) business days from receipt of the Statement of Claim the Respondent(s) shall serve each party with an executed Submission Agreement and a copy of Respondent(s) Answer. An executed Submission Agreement and Answer of the Respondent(s) shall also be filed with the Director of Arbitration with sufficient additional copies for the arbitrator(s), along with any deposit required under the schedule of fees. The Answer shall specify all available defenses and relevant facts that will be relied upon at the hearing. It also may set forth any related Counterclaim the Respondent(s) may have against the Claimant, any Cross-Claim the Respondent(s) may have against any other named Respondent(s), and any Third-Party Claim against any other party or person based upon any existing dispute, claim, or controversy subject to arbitration under this Code.

(2)(i) A Respondent, Responding Claimant, Cross-Claimant, Cross-Respondent, or Third-Party Respondent who pleads only a general denial as an answer may, upon objection by a party, in the discretion of the arbitrators, be barred from presenting any fact or defenses at the time of the hearing.

(ii) A Respondent, Responding Claimant, Cross-Claimant, Cross-Respondent, or Third-Party Respondent who fails to specify all available defenses and relevant facts in such party's answer may, upon objection by a party, in the discretion of the

arbitrators, be barred from presenting such facts or defenses not included in such party's answer at the hearing.

(iii) A Respondent, Responding Claimant, Cross-Claimant, Cross Respondent, or Third-Party Respondent who fails to file an answer within twenty (20) business days from receipt of service of a claim, unless the time to answer has been extended pursuant to paragraph (5), may, in the discretion of the arbitrators, be barred from presenting any matter, arguments, or defenses at the hearing.

(3) Respondent(s) shall serve each party with a copy of any Third-Party Claim. The Third-Party Claim shall also be filed with The Director of Arbitration with sufficient additional copies for the arbitrator(s), along with any deposit required under the schedule of fees. Third-Party Respondent(s) shall answer in the manner provided for response to the Claim, as provided in (1) and (2) above.

(4) The Claimant shall serve each party with a reply to a Counterclaim within ten (10) business days of receipt of an Answer containing a Counterclaim. The replay shall also be filed with the Director of Arbitration with sufficient additional copies for the arbitrator(s).

(5) The Director of Arbitration may extend any period in this section (whether such be denominated as a Claim, Answer, Counter-claim, Cross- Claim, Reply, or Third-Party pleading).

(d) Joining and Consolidation - Multiple Parties.

(1) With respect to any dispute, claim, or controversy submitted to arbitration, any party or person eligible to submit a claim under this Code shall have the right to proceed in the same arbitration against any other party or person upon any claim directly related to such dispute.

(2) For purposes of this subsection, the Director of Arbitration shall be authorized to determine preliminarily whether a claim is directly related to the matter in dispute and to join any other party to the dispute and to consolidate the matter for hearing and award purposes. In arbitrations where there are multiple Claimants, Respondents, and/or Third Party Respondents, the Director of Arbitration shall be authorized to determine preliminary whether such parties should proceed in the same or separate arbitrations.

(3) All final determinations with respect to joining, consolidation, and multiple parties under this subsection shall be made by the arbitration panel.

Rule 9.14. Designation of Time and Place of Hearings

Unless the law directs otherwise, the time and place for the initial hearing shall be determined by the Director of Arbitration and each hearing thereafter by the arbitrators. Notice of the time and place for the initial hearing shall be given at least eight (8) business days prior to the date fixed for the hearing by personal service, registered, or certified mail to each of the parties unless the parties shall, by their mutual consent, waive the notice provisions under this section.

Notice for each hearing, thereafter, shall be given as the arbitrators may determine. Attendance at a hearing waives notice thereof.

Rule 9.15. Representation by Counsel

All parties shall have the right to representation by counsel at any stage of the proceedings.

Rule 9.16. Attendance at Hearings

The attendance or presence of all persons at hearings, including witnesses, shall be determined by the arbitrators. However, all parties to the arbitration and their counsel shall be entitled to attend all hearings.

Rule 9.17. Failure to Appear

If any of the parties, after due notice, fails to appear at a hearing or any adjourned hearing session, the arbitrators may, in their discretion, proceed with the arbitration of the controversy. In such cases, all awards shall be rendered as if each party had entered an appearance in the matter submitted.

Rule 9.18. Adjournments

(a) The arbitrators may, in their discretion, adjourn any hearing(s) either on their own initiative or on the request of any party to the arbitration.

(b) A party requesting an adjournment after arbitrators have been appointed, if said adjournment is granted, shall pay a fee equal to the deposit of costs but not more than $100. The arbitrators may waive this fee or, in their awards, may direct the return of this adjournment fee. This provision shall not apply to matters filed under Rule 9.2 of this Code.

Rule 9.19. Acknowledgement of Pleadings

The arbitrators shall acknowledge to all parties present that they have read the pleadings filed by the parties.

Rule 9.20. General Provision Governing A Pre-Hearing Proceeding

(a) Requests for Documents and Information.

The parties shall cooperate to the fullest extent practicable in the voluntary exchange of documents and information to expedite the arbitration. Any request for documents or other information should be specific, relate to the matter in controversy, and afford the party to whom the request is made a reasonable period of time to respond without interfering with the time set for the hearing.

(b) Document Production and Information Exchange.

(1) Any party may serve a written request for information or documents ("information request") upon another party twenty (20) business days or more after service of the Statement of Claim by the Director of Arbitration or upon filing of the Answer, whichever is earlier. The requesting party shall serve the information request on all parties and file a copy with the Director of Arbitration. The parties shall endeavor to resolve disputes regarding an information request prior to serving any objection to the request. Such efforts shall be set forth in the objection.

(2) Unless a greater time is allowed by the requesting party, information requests shall be satisfied or objected to within thirty (30) calendar days from the date of service. Any objection to an information request shall be served by the objecting party on all parties and filed with the Director of Arbitration.

(3) Any response to objections to information requests shall be served on all parties and filed with the Director of Arbitration and within ten (10) calendar days of receipt of the objection.

(4) Upon the written request of a party who does not receive the sought information the matter will be referred by the Director of Arbitration to either a pre-hearing conference under paragraph (d) of this section or to a selected arbitrator under paragraph (e) of this section.

(c) Pre-Hearing Exchange.

At least ten (10) calendar days prior to the first scheduled hearing date, all parties shall serve on each other copies of documents in their possession they intend to present at the hearing and shall identify witnesses they intend to present at the hearing. The arbitrator(s) may exclude from the arbitration any documents not exchanged or witnesses not identified at that time. This paragraph does not require service of copies of documents or identification of witnesses that parties may use for cross-examination or rebuttal.

(d) Pre-Hearing Conference.

(1) Upon the written request of a party, an arbitrator, or at the discretion of the Director of Arbitration, a pre-hearing conference shall be scheduled. The Director of Arbitration shall set the time and place of a pre- hearing conference and appoint a person to preside. The pre-hearing conference may be held by telephone conference call. The presiding person shall seek to achieve agreement among the parties on any issues that relate to the pre-hearing process or to the hearing including, but not limited to, the exchange of information, exchange or production or documents, stipulation of facts, identification and briefing of contested issues, and any other matters that will expedite the arbitration proceedings.

(2) Any issues raised at the pre-hearing conference that are not resolved may be referred by the Director of Arbitration to a single member of the Arbitration Panel for decision.

(e) Decisions by Selected Arbitrator.

The Director of Arbitration may appoint a single member of the Arbitration Panel to decide all unresolved issues referred to under this section. Such arbitrator shall be authorized to act on behalf of the panel to issue subpoenas, direct appearances of witnesses and production of documents, set deadlines and issue any other ruling which will expedite the arbitration proceeding or is necessary to permit any party to develop fully its case. Decisions under this paragraph shall be made based on the papers submitted by the parties, unless the arbitrator calls a hearing. The arbitrators may elect to refer any issue under this paragraph to the full panel.

(f) Subpoenas.

The arbitrator(s) and any counsel of record to the proceeding shall have the power of the subpoena process as provided by law. All parties shall be given a copy of the subpoena upon its issuance. The parties shall produce witnesses and present proofs to the fullest extent possible without resort to the subpoena process.

(g) Power to Direct Appearance and Production of Documents.

The arbitrator(s) shall be empowered without resort to the subpoena process to direct the appearance of any person employed by or associated with any ETP Holder or ETP Holder organization of the Exchange and/or the production of any records in the possession or control of such persons or ETP Holders. Unless the arbitrator(s) directs otherwise, the party requesting the appearance of a person or the production of documents under this Section shall bear all reasonable costs of such appearance and/or production.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 9.21. Evidence

The arbitrators shall determine the materiality and relevance of any evidence proffered and shall not be bound by the rules governing the admissibility of evidence.

Rule 9.22. Interpretation of the Code

The arbitrators shall be empowered to interpret and determine the applicability of all provisions under this Code. This interpretation shall be final and binding upon the parties.

Rule 9.23. Determinations of Arbitrators

All rulings and determinations of the panel shall be a majority of the arbitrators.

Rule 9.24. Record of Proceedings

A verbatim record by a stenographic reporter or tape recording of all arbitration hearings shall be kept. If a party or parties elect to have the record transcribed, the party or parties making the request shall bear the cost of such transcription unless the arbitrators direct otherwise. The arbitrators may also direct that the record be transcribed. If the record is transcribed at the request of any party, a copy shall be provided to the arbitrators.

Rule 9.25. Oaths of the Arbitrators and Witness

Prior to the commencement of the first session, an oath or affirmation shall be administered to the arbitrator(s). All testimony shall be under oath or affirmation.

Rule 9.26. Amendments

(a) After the filing of any pleadings, if a party desires to file a new or different pleading, such change must be made in writing and filed with the Director of Arbitration. The Director of Arbitration shall endeavor to serve promptly by mail or otherwise upon all other parties a copy of said change. The other parties may, within ten (10) business days from the receipt of service, file a response with the Director of Arbitration.

(b) After a panel has been appointed, no new or different pleadings may be filed except for a responsive pleading as provided for in (a) above or with the panel's consent.

Rule 9.27. Reopening of Hearings

Where permitted by law, the hearings may be reopened by the arbitrators on their own motion or in the discretion of the arbitrators upon application of a party at any time before the award is rendered.

Rule 9.28. Awards

(a) All awards shall be in writing and signed by a majority of the arbitrators or in such manner as is required by law. Such awards may be entered as a judgment in any court of competent jurisdiction.

(b) Unless the law directs otherwise, all awards rendered pursuant to this Code shall be deemed final and not subject to review or appeal.

(c) The Director of Arbitration shall endeavor to serve a copy of the award:

(i) by registered or certified mail upon all parties or their counsel, at the address of record; or

(ii) by personally serving the award upon the parties; or

(iii) by filing or delivering the award in such a manner as may be authorized by law.

(d) The arbitrator(s) shall endeavor to render an award within thirty (30) business days from the date the record is closed.

(e) The award shall contain the names of the parties, a summary of the issues in controversy, the damages and/or other relief requested, the damages and/or other relief awarded, a statement of any other issues resolved, the date the claim was filed and the award rendered, the number and dates of hearing sessions, the location of the hearing, the name of the arbitrators, and the signature of the arbitrators concurring in the award.

(f) The awards shall be made publicly available, provided however, that the name of the customer party to the arbitration will not be publicly available if he or she so requests in writing.

Rule 9.29. Miscellaneous

This Code shall be deemed a part of and incorporated by reference in every duly-executed Submission Agreement that shall be binding on all parties.

Rule 9.30. Schedule of Fees for Customer Disputes

(a) At the time of filing a Claim, Counterclaim, Third-Party Claim, or Cross-Claim, a party shall deposit with the self-regulatory organization the amount indicated below unless such deposit is specifically waived by the Director of Arbitration.

Amount in Dispute (Exclusive of interest and expenses)	Deposit
$1,000 or less	$15
Above $1,000 but not exceeding $2,500	$25
Above $2,500 but not exceeding $5,000	$100
Above $5,000 but not exceeding $10,000	$200
Above $10,000 but not exceeding $50,000	$400
Above $50,000 but not exceeding $100,000	$500
Above $100,000 but not exceeding $500,000	$750
Above $500,000	$1000

When the amount in dispute is $10,000 or less, no additional deposits shall be required despite the number of hearing sessions. When the amount in dispute is above $10,000 and multiple hearing sessions are required, the arbitrators may require any of the parties to make additional deposits for each additional hearing session. In no event shall the aggregate amount deposited per hearing session exceed the amount of the initial deposit(s) set forth in the above schedule.

(b) A hearing session is any meeting between the parties and the arbitrator(s), including a pre-hearing conference, which lasts four (4) hours or less.

(c) The arbitrators, in their awards, may determine the amount chargeable to the parties as forum fees (fees) and shall determine who shall pay such fees. Forum fees chargeable to the parties shall be assessed on a per hearing basis, and the aggregate for each hearing session may equal but shall not exceed the amount of the largest initial hearing deposit deposited by any party.

Amounts deposited by a party shall be applied against fees, if any. If the fees are not assessed against a party who had made a deposit, the deposit will be refunded. In addition to forum fees, the arbitrator(s) may determine in his awards the amount of costs incurred pursuant to Rules 9.18, 9.20, and 9.25 and, unless applicable law directs otherwise, other costs and expenses of the parties and arbitrator(s) that are within the scope of the agreement of the parties or otherwise is permitted by law. The arbitrator(s) shall determine who shall pay such costs.

(d) If the dispute, claim, or controversy does not involve or disclose a money claim, the amount to be deposited by the Claimant shall be $200, or such amount as the Director of Arbitration or the panel of arbitrators may require, but shall not exceed $1,000.

(e) If a matter has been submitted and thereafter is settled or withdrawn prior to the commencement of the first hearing session, the parties shall be entitled to a refund of all but $100 of the amount deposited with the Exchange. This section shall not apply to claims filed under Rule 9.2 of this code.

(f) Any matter submitted and thereafter settled or withdrawn subsequent to the commencement of the first hearing session may be subject to such refund of assessed deposits, if any, as the panel of arbitrators presiding may determine.

(g) The arbitrators may assess forum fees and costs incurred pursuant to Rules 9.18, 9.20, and 9.26 in any matter settled or withdrawn subsequent to the commencement of the first sessions.

(h) The fee for pre-hearing conferences shall be 75 percent of the fees contained in subsection (a).

Rule 9.31. Requirements When Using Pre-Dispute Arbitration Agreements with Customers

(1) Any pre-dispute arbitration clause shall be highlighted and shall be immediately preceded by the following disclosure language (printed in outline form as set forth herein) that shall also be highlighted:

(a) Arbitration is final and binding on the parties.

(b) The parties are waiving their right to seek remedies in court, including the right to jury trial.

(c) Pre-arbitration discovery is generally more limited than and different from court proceedings.

(d) The arbitrator's award is not required to include factual findings or legal reasoning and any party's right to appeal or to seek modification of rulings by the arbitrators is strictly limited.

(e) The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

(2) Immediately preceding the signature line, there shall be a statement that shall be highlighted and separately initialed by the customer that the agreement contains a pre-dispute arbitration clause. The statement shall also indicate at what page and paragraph the arbitration clause is located.

(3) A copy of the agreement containing any such clause shall be given to the customer who shall acknowledge receipt thereof on the agreement or on a separate document.

(4) No agreement shall include any condition that limits or contradicts the rules of any self-regulatory organization or limits the ability of a party to file any claim in arbitration or limits the ability of the arbitrators to make any award.

(5) The requirements of this section shall apply only to new agreements signed by an existing or new customer of an ETP Holder or ETP Holder organization after 120 days have elapsed from the date of Commission approval of this rule.

Amended: 6-8-06 (SR-NSX-2006-03)

CHAPTER X. Adverse Action

Rule 10.1. Scope of Chapter

This Chapter provides the procedure for persons who are or are about to be aggrieved by adverse action, including, but not limited to, those persons who have been denied an ETP, barred from becoming associated with an ETP Holder, or prohibited or limited with respect to Exchange services (e.g., denial of admission of eligible securities to listing) or the services of any Exchange ETP Holder pursuant to any contractual arrangement, the By-Laws or the Rules of the Exchange (other than disciplinary action for which review is provided in Chapter VIII and other than an arbitration award, from which there is no Exchange review), to apply for an opportunity to be heard and to have the complained of action reviewed.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 10.2. Submission and Time Limitation on Application to Exchange

A person who is or will be aggrieved by any action of the Exchange within the scope of this Chapter and who desires to have an opportunity to be heard with respect to such action shall file a written application with the Secretary of the Exchange within 15 business days after being notified of such action. The application shall state the action complained of and the specific reasons why the applicant takes exception to such action and the relief sought. In addition, if the applicant intends to submit any additional documents, statements, arguments or other material in support of the application, the same should be so stated and identified.

Rule 10.3. Procedure Following Applications for Hearing

(a) Panel.

Applications for hearing and reviewing shall be referred promptly by the Secretary of the Exchange to the Appeals Committee which promptly shall appoint a hearing panel of no fewer than three persons, at least one of whom shall be a member of the Appeals Committee. A record of the proceedings shall be kept.

(b) Documents.

The panel so appointed will set a hearing date and shall be furnished with all material relevant to the proceedings at least 72 hours prior to the date of the hearing. Each party shall have the right to inspect and copy the other party's material prior to the hearing. Hearings shall be held promptly, particularly in the case of a summary suspension pursuant to Chapter VII of these Rules.

(c) Notice.

Parties to the proceeding shall be informed of the composition of the panel by the Secretary at least 72 hours prior to the scheduled hearing.

Rule 10.4. Hearing and Decision

(a) Participants.

The parties to the hearing shall consist of the applicant and a representative of the Exchange who shall present the reasons for the action taken by the Exchange which allegedly aggrieved the applicant.

(b) Counsel.

The applicant is entitled to be accompanied, represented and advised by counsel at all stages of the proceedings.

(c) Conduct of Hearing.

The panel shall determine all questions concerning the admissibility of evidence and shall otherwise regulate the conduct of the hearing. Each of the parties shall be permitted to make an opening statement, present witnesses and documentary evidence, cross-examine opposing witnesses and present closing arguments orally or in writing as determined by the panel. The panel also shall have the right to question all parties and witnesses to the proceeding and a record shall be kept. The formal rules of evidence shall not apply.

(d) Decision.

The decision of the panel shall be made in writing and shall be sent to the parties to the proceeding. Such decisions shall contain the reasons supporting the conclusions of the panel.

Rule 10.5. Review

(a) Petition.

The decision of the panel of the Appeals Committee shall be subject to review by the Board either on its own motion within 20 business days after issuance of the decision or upon written request submitted by the applicant below, by the President of the Exchange or by the Chairman of the committee whose action was subject to the review of the Appeals Committee, within 15 business days after issuance of the decision. Such petition shall be in writing and shall specify the findings and conclusions to which exceptions are taken together with the reasons for such exceptions. Any objection to a decision not specified by written exception shall be considered to have been abandoned and may be disregarded. Parties may petition to submit a written argument to the Board and may request an opportunity to make an oral argument before the Board. The Board, or committee of the Board, shall have sole discretion to grant or deny either request.

(b) Conduct of Review.

The review shall be conducted by the Board, or a Committee of the Board, composed of at least three (3) Directors (which review is subject to ratification by the Board). The review shall be made upon the record and shall be made after such further proceedings, if any, as the Board or its designated Committee may order. Based upon such record, the Board may affirm, reverse

or modify, in whole or in part, the decision below. The decision of the Board shall be in writing and shall be sent to the parties to the proceeding.

Amended: 10-19-04 (SR-NSX-2004-06)

Rule 10.6. Miscellaneous Provisions

(a) Service of Notice.

Any notices or other documents may be served upon the applicant either personally or by leaving the same at his place of business or by deposit in the United States post office, postage prepaid, by registered or certified mail, addressed to the applicant at his last known business or residence address.

(b) Extension of Time Limits.

Any time limits imposed under this Chapter for the submission of answers, petitions or other materials may be extended by permission of the Secretary of the Exchange. All papers and documents relating to review by the Appeals Committee, the Board or its designated committee must be submitted to the Secretary of the Exchange.

Rule 10.7. Agency Review

Actions taken by the Exchange under this Chapter shall be subject to the review and action of any appropriate regulatory agency under the Act.

CHAPTER XI. Trading Rules

Rule 11.1. Hours of Trading

(a) The Exchange shall open for the transaction of business during such hours as is determined by the Board, with notice to ETP Holders. The Exchange's pre-Regular Trading Hours trading session shall be from 8:00 a.m. until 9:30 a.m. Eastern Time. The Exchange's post-Regular Trading Hours trading session shall be from 4:00 p.m. until 8:00 p.m. Eastern Time.

(b) The Exchange will be open for the transaction of business on business days. The Exchange will not be open for business on the following holidays: New Years Day, Dr. Martin Luther King Jr. Day, Presidents Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day or Christmas. When any holiday observed by the Exchange falls on a Saturday, the Exchange will not be open for business on the preceding Friday. When any holiday observed by the Exchange falls on a Sunday, the Exchange will not be open for business on the following Monday, unless otherwise indicated by the Exchange.

(c) Customer Disclosures Outside of Regular Trading Hours. No ETP Holder may accept an order from a non-ETP Holder for execution outside of Regular Trading Hours without disclosing to such non-ETP Holder that extended hours trading involves material trading risks, including the possibility of lower liquidity, high volatility, changing prices, unlinked markets, an exaggerated effect from news announcements, wider spreads and any other relevant risk. The absence of an updated underlying index value or intraday indicative value is an additional trading risk in extended hours for UTP Derivative Security products.

The disclosures required pursuant to this Rule 11.1(c) may take the following form or such other form as provides substantially similar information:

1. Risk of Lower Liquidity. Liquidity refers to the ability of market participants to buy and sell securities. Generally, the more orders that are available in a market, the greater the liquidity. Liquidity is important because with greater liquidity it is easier for investors to buy or sell securities, and as a result, investors are more likely to pay or receive a competitive price for securities purchased or sold. There may be lower liquidity in extended hours trading as compared to Regular Trading Hours. As a result, your order may only be partially executed, or not at all.

2. Risk of Higher Volatility. Volatility refers to the changes in price that securities undergo when trading. Generally, the higher the volatility of a security, the greater its price swings. There may be greater volatility in extended hours trading than in Regular Trading Hours. As a result, your order may only be partially executed, or not at all, or you may receive an inferior price in extended hours trading than you would during Regular Trading Hours.

3. Risk of Changing Prices. The prices of securities traded in extended hours trading may not reflect the prices either at the end of Regular Trading Hours, or upon the opening of the next morning. As a result, you may receive an inferior price in extended hours trading than you would during Regular Trading Hours.

4. Risk of Unlinked Markets. Depending on the extended hours trading system or the

time of day, the prices displayed on a particular extended hours system may not reflect the prices in other concurrently operating extended hours trading systems dealing in the same securities. Accordingly, you may receive an inferior price in one extended hours trading system than you would in another extended hours trading system.

5. Risk of News Announcements. Normally, issuers make news announcements that may affect the price of their securities after Regular Trading Hours. Similarly, important financial information is frequently announced outside of Regular Trading Hours. In extended hours trading, these announcements may occur during trading, and if combined with lower liquidity and higher volatility, may cause an exaggerated and unsustainable effect on the price of a security.

6. Risk of Wider Spreads. The spread refers to the difference in price between what you can buy a security for and what you can sell it for. Lower liquidity and higher volatility in extended hours trading may result in wider than normal spreads for a particular security.

7. Risk of Lack of Calculation or Dissemination of Underlying Index Value or Intraday Indicative Value ("IIV"). For certain UTP Derivative Security products, an updated underlying index value or IIV may not be calculated or publicly disseminated in extended trading hours. Since the underlying index value and IIV are not calculated or widely disseminated outside of Regular Trading Hours, an investor who is unable to calculate implied values for certain UTP Derivative Security products in those sessions may be at a disadvantage to market professionals.

(d) Reporting of Transactions Outside of Regular Trading Hours. Trades on the Exchange executed and reported outside of Regular Trading Hours shall be designated as .T trades.

Amended: 8-31-06 (SR-NSX-2006-08); 7-29-10 (SR-NSX-2010-09); 8-4-10 (SR-NSX-2010-10)

Rule 11.2. Units of Trading

A normal unit of trading shall constitute one hundred (100) shares unless otherwise designated by the Exchange. A “round lot” shall mean a normal unit of trading. An “odd lot” shall mean any amount less than a round lot. A “mixed lot” shall mean any amount greater than a round lot that is not a multiple of such round lot.

Amended: 8-31-06 (SR-NSX-2006-08); 1-16-10 (SR-NSX-2009-08)

Rule 11.3. Price Variations

(a) Bids, offers, orders or indications of interests in securities traded on the Exchange shall not be made in an increment smaller than:

(i) $0.01 if those bids, offers, orders or indications of interests are priced equal to or greater than $1.00 per share; or

(ii) $0.0001 if those bids, offers, orders or indications of interests are priced less than $1.00 per share; or

(iii) Any other increment established by the Commission for any security which has been granted an exemption from the minimum price increments requirements of SEC Rule 612(a) or 612(b).

(b) Except as provided in Rule 11.12(c) or (d), Crosses executed in accordance with Rule 11.12 must improve each side of the Top of Book by at least $0.01 per share. No Crosses may be executed in increments smaller than those permitted by Rule 11.3(a), except for (i) Midpoint Crosses (as defined in Rule 11.12(c)), which may be executed in increments as little as one-half the minimum increment permitted by Rule 11.3(a); (ii) Clean Crosses that comply with the requirements of Rule 11.12(d); and (iii) any other Cross that complies with the requirements of Rule 11.12(b).

(c) Notwithstanding subsection (a) above, a Zero Display Reserve Order that is pegged to the midpoint of the Protected BBO in accordance with Rule 11.11(c)(2) may be executed in sub-pennies if necessary to obtain a midpoint price. For securities priced less than $1.00 per share, if a midpoint execution would result in an execution at an impermissible trading increment, the System will round, to the nearest increment allowed in Rule 11.3(a), the execution price up for any Zero Display Reserve Order to buy and down for any Zero Display Reserve Order to sell posted to the NSX Book.

Amended: 6-8-06 (SR-NSX-2006-03); 8-31-06 (SR-NSX-2006-08); 2-5-08 (SR-NSX-2008-03); 6-19-08 (SR-NSX-2008-11); 3-1-13 (SR-NSX-2013-07)

Rule 11.4. Securities Eligible for Trading

The Exchange shall designate securities for trading. Any class of securities listed or admitted to unlisted trading privileges on the Exchange pursuant to Chapter XV of these Rules shall be eligible to become designated for trading on the Exchange. All securities designated for trading are eligible for odd-lot, round-lot and mixed-lot executions, unless otherwise indicated by the Exchange or limited pursuant to these Rules.

Amended: 8-31-06 (SR-NSX-2006-08)

Rule 11.5. Registration of Market Makers

(a) No ETP Holder shall act as a Market Maker in any security unless such ETP Holder is registered as a Market Maker in such security by the Exchange pursuant to this Rule and the Exchange has not suspended or cancelled such registration. Registered Market Makers are designated as dealers on the Exchange for all purposes under the Act and the rules and regulations thereunder.

(b) An applicant for registration as a Market Maker shall file an application in writing on such form as the Exchange may prescribe. Applications shall be reviewed by the Exchange, which shall consider such factors including, but not limited to capital operations, personnel, technical resources, and disciplinary history. Each Market Maker must have and maintain minimum net capital of at least the amount required under Rule 15c3-1 of the Act.

(c) An applicant's registration as a Market Maker shall become effective upon receipt by the ETP Holder of notice of an approval of registration by the Exchange.

(d) The registration of a Market Maker may be suspended or terminated by the Exchange if the Exchange determines that:

(1) The Market Maker has substantially or continually failed to engage in dealings in accordance with Rule 11.8 or elsewhere in these Rules;

(2) The Market Maker has failed to meet the minimum net capital conditions set forth under paragraph (b) above; or

(3) The Market Maker has failed to maintain fair and orderly markets.

(e) Any registered Market Maker may withdraw its registration by giving written notice to the Exchange. The Exchange may require a certain minimum prior notice period for withdrawal, and may place such other conditions on withdrawal and re-registration following withdrawal, as it deems appropriate in the interests of maintaining fair and orderly markets.

(f) Any person aggrieved by any determination under this Rule or Rules 11.6 or 11.7 below may seek review under Chapter X of Exchange Rules governing adverse action.

Amended: 8-31-06 (SR-NSX-2006-08)

Rule 11.6. Obligations of Market Maker Authorized Traders

(a) General. MMATs are permitted to enter orders only for the account of the Market Maker for which they are registered.

(b) Registration of Market Maker Authorized Traders. The Exchange may, upon receiving an application in writing from a Market Maker on a form prescribed by the Exchange, register a person as a MMAT.

(1) MMATs may be officers, partners, employees or other associated persons of ETP Holders that are registered with the Exchange as Market Makers.

(2) To be eligible for registration as a MMAT, a person must successfully complete the General Securities Representative Examination (Series 7) and any other training and/or certification programs as may be required by the Exchange; provided, however, the requirement to complete the Series 7 Examination may be waived by the Exchange if the applicant MMAT has served as a dealer-specialist or market maker on a registered national securities exchange or association for at least two consecutive years within three years of the date of application.

(3) The Exchange may require a Market Maker to provide any and all additional information the Exchange deems necessary to establish whether registration should be granted.

(4) The Exchange may grant a person conditional registration as a MMAT subject to any conditions it considers appropriate in the interests of maintaining a fair and orderly market.

(5) A Market Maker must ensure that a MMAT is properly qualified to perform market making activities, including but not limited to ensuring the MMAT has met the requirements set forth in paragraph (b)(2) of this Rule.

(c) Suspension or Withdrawal of Registration.

(1) The Exchange may suspend or withdraw the registration previously given to a person to be a MMAT if the Exchange determines that:

(A) the person has caused the Market Maker to fail to comply with the securities laws, rules and regulations or the By-Laws, Rules and procedures of the Exchange;

(B) the person is not properly performing the responsibilities of a MMAT;

(C) the person has failed to meet the conditions set forth under paragraph (b) above; or

(D) the MMAT has failed to maintain fair and orderly markets.

(2) If the Exchange suspends the registration of a person as a MMAT, the Market Maker must not allow the person to submit orders into the System.

(3) The registration of a MMAT will be withdrawn upon the written request of the ETP Holder for which the MMAT is registered. Such written request shall be submitted on the form prescribed by the Exchange.

Amended: 8-31-06 (SR-NSX-2006-08)

Rule 11.7. Registration of Market Makers in a Security

(a) A Market Maker may become registered in a newly authorized security or in a security already admitted to dealings on the Exchange by filing a security registration form with the Exchange. Registration in the security shall become effective on the first business day following the Exchange's approval of the registration, unless otherwise provided by the Exchange. In considering the approval of the registration of the Market Maker in a security, the Exchange may consider:

(1) the financial resources available to the Market Maker;

(2) the Market Maker's experience, expertise and past performance in making markets, including the Market Maker's performance in other securities;

(3) the Market Maker's operational capability;

(4) the maintenance and enhancement of competition among Market Makers in each security in which they are registered;

(5) the existence of satisfactory arrangements for clearing the Market Maker's transactions;

(6) the character of the market for the security, e.g., price, volatility, and relative liquidity.

(b) Voluntary Termination of Security Registration. A Market Maker may voluntarily terminate its registration in a security by providing the Exchange with a written notice of such termination. The Exchange may require a certain minimum prior notice period for such termination, and may place such other conditions on withdrawal and re-registration following withdrawal, as it deems

appropriate in the interests of maintaining fair and orderly markets. A Market Maker that fails to give advanced written notice of termination to the Exchange may be subject to formal disciplinary action pursuant to Chapter VIII of these Rules.

(c) The Exchange may suspend or terminate any registration of a Market Maker in a security or securities under this Rule whenever the Exchange determines that:

(1) The Market Maker has not met any of its obligations as set forth in these Rules; or

(2) The Market Maker has failed to maintain fair and orderly markets.

A Market Maker whose registration is suspended or terminated pursuant to this Rule 11.7(c) may seek review under Chapter X of Exchange Rules governing adverse action.

(d) Nothing in this Rule will limit any other power of the Exchange under the By-Laws, Rules, or procedures of the Exchange with respect to the registration of a Market Maker or in respect of any violation by a Market Maker of the provisions of this Rule.

Rule 11.8. Obligations of Market Makers

(a) General. ETP Holders who are registered as Market Makers in one or more securities traded on the Exchange must engage in a course of dealings for their own account to assist in the maintenance, insofar as reasonably practicable, of fair and orderly markets on the Exchange in accordance with these Rules. The responsibilities and duties of a Market Maker specifically include, but are not limited to, the following:

(1) Quotation Requirements and Obligations

(A) Two-Sided Quote Obligation. For each security in which an ETP Holder is registered as a Market Maker, the ETP Holder shall be willing to buy and sell such security for its own account on a continuous basis during Regular Trading Hours and shall enter and maintain a two-sided trading interest ("Two-Sided Obligation") that is identified to the Exchange as the interest meeting the obligation and is displayed in the NSX Book at all times. Interest eligible to be considered as part of a Market Maker's Two-Sided Obligation shall have a displayed quotation size of at least one normal unit of trading (or a larger multiple thereof); provided, however, that a Market Maker may augment its Two-Sided Obligation size to display limit orders priced at the same price as the Two-Sided Obligation. After an execution against its Two-Sided Obligation, a Market Maker must ensure that additional trading interest exists in the Exchange to satisfy its Two-Sided Obligation either by immediately entering new interest to comply with this obligation to maintain continuous two-sided quotations or by identifying existing interest on the Exchange book that will satisfy this obligation.

(B) Pricing Obligations. For NMS stocks (as defined in Rule 600 under Regulation NMS) a Market Maker shall adhere to the pricing obligations established by this Rule during Regular Trading Hours.

(i) Bid Quotations. At the time of entry of bid interest satisfying the Two-Sided Obligation, the price of the bid interest shall be not more than the Designated Percentage (as defined below) away from the then current national best bid, or if no national best bid, not more than the Designated Percentage away from the last reported sale from the responsible single plan processor. In the event that the national best bid (or if no national best bid, the last reported

sale) increases to a level that would cause the bid interest of the Two-Sided Obligation to be more than the Defined Limit (as defined below) away from the national best bid (or if no national best bid, the last reported sale), or if the bid is executed or cancelled, the Market Maker shall enter new bid interest at a price not more than the Designated Percentage away from the then current national best bid (or if no national best bid, the last reported sale), or identify to the Exchange current resting interest that satisfies the Two-Sided Obligation.

(ii) Offer Quotations. At the time of entry of offer interest satisfying the Two-Sided Obligation, the price of the offer interest shall be not more than the Designated Percentage away from the then current national best offer, or if no national best offer, not more than the Designated Percentage away from the last reported sale received from the responsible single plan processor. In the event that the national best offer (or if no national best offer, the last reported sale) decreases to a level that would cause the offer interest of the Two-Sided Obligation to be more than the Defined Limit away from the national best offer (or if no national best offer, the last reported sale), or if the offer is executed or cancelled, the Market Maker shall enter new offer interest at a price not more than the Designated Percentage away from the then current national best offer (or if no national best offer, the last reported sale), or identify to the Exchange current resting interest that satisfies the Two-Sided Obligation.

(iii) National Best Bid and Offer. The national best bid and offer shall be determined by the Exchange in accordance with its procedures for determining protected quotations under Rule 600 under Regulation NMS.

(iv) "Designated Percentage". For purposes of this Rule, the "Designated Percentage" shall be 8% for securities subject to Rule 11.20B(a)(1), 28% for securities subject to Rule 11.20B(a)(2), and 30% for securities subject to Rule 11.20B(a)(3) (or comparable rules of another exchange), except that between 9:30 a.m. and 9:45 a.m. and between 3:35 p.m. and the close of trading, when Rule 11.20B is not in effect, the Designated Percentage shall be 20% for securities subject to Rule 11.20B(a)(1), 28% for securities subject to Rule 11.20B(a)(2), and 30% for securities subject to Rule 11.20B(a)(3).

(v) "Defined Limit". For purposes of this Rule, the "Defined Limit" shall be 9.5% for securities subject to Rule 11.20B(a)(1), 29.5% for securities subject to Rule 11.20B(a)(2), and 31.5% for securities subject to Rule 11.20B(a)(3) (or comparable rules of another exchange), except that between 9:30 a.m. and 9:45 a.m. and between 3:35 p.m. and the close of trading, when Rule 11.20B is not in effect, the Defined Limit shall be 21.5% for securities subject to Rule 11.20B(a)(1), 29.5% for securities subject to Rule 11.20B(a)(2), and 31.5% for securities subject to Rule 11.20B(a)(3).

(vi) Nothing in this Rule shall preclude a Market Marker from quoting at price levels that are closer to the national best bid and offer than the levels required by this Rule.

(2) Remain in good standing with the Exchange and in compliance with all Exchange Rules applicable to it;

(3) Inform the Exchange of any material change in financial or operational condition or in personnel;

(4) Maintain a current list of MMATs who are permitted to enter orders on behalf of the Market Maker and provide an updated version of this list to the Exchange upon any change in MMATs; and

(5) Clear and settle transactions through the facilities of a registered clearing agency. This requirement may be satisfied by direct participation, use of direct clearing services, or by entry into a correspondent clearing arrangement with another ETP Holder that clears trades through such agency.

(b) A Market Maker must satisfy the responsibilities and duties as set forth in paragraph (a) of this Rule during trading hours on all days in which the Exchange is open for business.

(c) A Market Maker shall be responsible for the acts and omissions of its MMATs.

(d) If the Exchange finds any substantial or continued failure by a Market Maker to engage in a course of dealings as specified in paragraph (a) of this Rule, such Market Maker will be subject to disciplinary action or suspension or revocation of the registration by the Exchange in one or more of the securities in which the Market Maker is registered. Nothing in this Rule will limit any other power of the Exchange under the By-Laws, Rules, or procedures of the Exchange with respect to the registration of a Market Maker or in respect of any violation by a Market Maker of the provisions of this Rule. Any ETP Holder aggrieved by any determination under this Rule may seek review under Chapter X of the Exchange Rules governing adverse action.

(e) Temporary Withdrawal. A Market Maker may apply to the Exchange to withdraw temporarily from its Market Maker status in the securities in which it is registered. The Market Maker must base its request on demonstrated legal or regulatory requirements that necessitate its temporary withdrawal, or provide the Exchange an opinion of counsel certifying that such legal or regulatory basis exists. The Exchange will act promptly on such request and, if the request is granted, the Exchange may temporarily reassign the securities to another Market Maker.

Amended: 8-31-06 (SR-NSX-2006-08); 11-05-10 (SR-NSX-2010-12)

Rule 11.9. Access

(a) *General.* The System shall be available for entry and execution of orders by Users with authorized access. To obtain authorized access to the System, each User must enter into a User Agreement with the Exchange in such form as the Exchange may provide ("User Agreement").

(b) *Sponsored Participants.* A Sponsored Participant may obtain authorized access to the System only if such Sponsored Participant is a registered broker or dealer and a self-clearing member of a Qualified Clearing Agency, and only if such access is authorized in advance by one or more Sponsoring ETP Holders as follows:

(1) Sponsored Participants must enter into and maintain customer agreements with one or more Sponsoring ETP Holders establishing proper relationship(s) and account(s) through which the Sponsored Participant may trade on the System. Such customer agreement(s) must incorporate the Sponsorship Provisions set forth in paragraph (2) below.

(2) For a Sponsored Participant to obtain and maintain authorized access to the System, a Sponsored Participant and its Sponsoring ETP Holder must agree in writing to the following Sponsorship Provisions:

(A) Sponsored Participant and its Sponsoring ETP Holder must have entered into and maintained a User Agreement with the Exchange. The Sponsoring ETP Holder must designate the Sponsored Participant by name in its User Agreement as such.

(B) Sponsoring ETP Holder acknowledges and agrees that:

(i) All orders entered by the Sponsored Participants and any person acting on behalf of or in the name of such Sponsored Participant and any executions occurring as a result of such orders are binding in all respects on the Sponsoring ETP Holder,

(ii) Sponsoring ETP Holder is responsible for any and all actions taken by such Sponsored Participant and any person acting on behalf of or in the name of such Sponsored Participant, and

(iii) Sponsoring ETP Holder shall pay when due all amounts, if any, payable to the Exchange or any other third parties that arise from the Sponsored Participants access to and use of the System. Such amounts include, but are not limited to applicable exchange and regulatory fees.

(C) Sponsoring ETP Holder shall comply with the Exchange's Articles of Incorporation, By-Laws, Rules and procedures, and Sponsored Participant shall comply with the Exchange's Articles of Incorporation, By-Laws, Rules and procedures, as if Sponsored Participant were an ETP Holder.

(D) Sponsored Participant shall maintain, keep current and provide upon request to the Sponsoring ETP Holder and the Exchange a list of Authorized Traders who may obtain access to the System on behalf of the Sponsored Participant. Sponsored Participant shall be subject to the obligations of Rule 11.10 with respect to such Authorized Traders.

(E) Sponsored Participant shall familiarize its Authorized Traders with all of the Sponsored Participant's obligations under this Rule and will assure that they receive appropriate training prior to any use or access to the System.

(F) Sponsored Participant may not permit anyone other than Authorized Traders to use or obtain access to the System.

(G) Sponsored Participant shall take reasonable security precautions to prevent unauthorized use or access to the System, including unauthorized entry of information into the System, or the information and data made available therein. Sponsored Participant understands and agrees that Sponsored Participant is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and other consequences thereof.

(H) Sponsored Participant acknowledges its responsibility to establish adequate procedures and controls that permit it to effectively monitor its employees, agents and customers' use and access to the System for compliance with the terms of this agreement.

(3) The Sponsoring ETP Holder must provide the Exchange with a written statement in form and substance acceptable to the Exchange acknowledging its responsibility for the orders, executions and actions of its Sponsored Participant at issue, including without limitation

responsibility to clear and settle the Sponsored Participant's trades in the event that the Sponsored Participant or its Qualified Clearing Agency does not accept any such trades.

Amended: 8-31-06 (SR-NSX-2006-08)

Rule 11.10. Authorized Traders

(a) An ETP Holder shall maintain a list of ATs who may obtain access to the System on behalf of the ETP Holder or the ETP Holder's Sponsored Participants. The ETP Holder shall update the list of ATs as necessary. ETP Holders must provide the list of ATs to the Exchange upon request.

(b) An ETP Holder must have reasonable procedures to ensure that all ATs comply with all Exchange Rules and all other procedures related to the System.

(c) An ETP Holder must suspend or withdraw a person's status as an AT if the Exchange has determined that the person has caused the ETP Holder to fail to comply with the Rules of the Exchange and the Exchange has directed the ETP Holder to suspend or withdraw the person's status as an AT.

(d) An ETP Holder must have reasonable procedures to ensure that the ATs maintain the physical security of the equipment for accessing the facilities of the Exchange to prevent the improper use or access to the systems, including unauthorized entry of information into the systems.

Amended: 8-31-06 (SR-NSX-2006-08)

Rule 11.11. Orders and Modifiers

Users may enter into the System the types of orders listed in this Rule 11.11, subject to the limitations set forth in this Rule or elsewhere in these Rules.

(a) *General Order Types.*

(1) Market Order. An order to buy or sell a stated amount of a security that is to be executed at the best price obtainable when the order reaches the Exchange. A market order that is designated as "NSX Only" will be cancelled if when reaching the Exchange, it cannot be executed in accordance with Rule 11.15(a)(i) on the System. Market orders that are not designated as "NSX Only" and that cannot be executed in accordance with Rule 11.15(a)(i) on the System when reaching the Exchange will be eligible for routing away pursuant to Rule 11.15.

(2) Limit Order. An order to buy or sell a stated amount of a security at a specified price or better. A "marketable" limit order is a limit order to buy (sell) at or above (below) the Protected NBBO offer (bid) for the security.

(b) *Time-in-Force.* Limit orders must have one of the following time-in-force terms.

(1) Immediate-or-Cancel ("IOC") Order. A limit order that is to be executed in whole or in part as soon as such order is received, and the portion not so executed is to be treated as cancelled. An order designated as IOC is not eligible for routing away pursuant to Rule 11.15.

(2) Day Order. A limit order to buy or sell which, if not executed, expires at the closing of Regular Trading Hours. Any Day Order entered into the System before the opening of business on the Exchange as determined pursuant to Rule 11.1, or after the closing of Regular Trading Hours, will be rejected.

(3) Day + Order. A limit order to buy or sell which, if not executed, expires at the closing of business on the Exchange (as determined pursuant to Rule 11.1) on the day on which it was entered. Any Day + Order entered into the System before the opening of business or after the closing of business on the Exchange as determined pursuant to Rule 11.1 will be rejected.

(4) Any limit orders entered with a "Good 'til Cancel" (GTC) or similar time-in-force term will be automatically converted into Day Orders.

(5) Any limit orders entered with a "Good 'til Extended Hours" (GTX) or similar time-in-force term will be automatically converted into Day + Orders.

(c) *Other Types of Orders and Order Modifiers.*

(1) Self Trade Prevention Order Modifier. Any incoming order designated with an STP modifier will be prevented from executing against a resting opposite side order also designated with an STP modifier and originating from the same FIX session identifier ("FIX ID"), party identifier ("Party ID") or client identifier ("MPID") (any such identifier, a "Unique Identifier"). The STP modifier on the incoming (new) order controls the interaction between two orders marked with STP modifiers.

(A) STP Reject New Order ("STPN"). An incoming (new) order marked with the "STPN" modifier will not execute against opposite side resting interest marked with any STP modifier originating from the same Unique Identifier. The incoming order marked with the STPN modifier will be rejected back to the originating User(s). The resting order marked with an STP modifier will remain on the NSX Book.

(B) STP Cancel Old (Resting) Order ("STPO"). An incoming (new) order marked with the "STPO" modifier will not execute against opposite side resting interest marked with any STP modifier originating from the same Unique Identifier. The resting order marked with the STP modifier will be cancelled back to the originating User(s). The incoming order marked with the STPO modifier will remain on the NSX Book.

(C) STP Cancel Both ("STPB"). An incoming (new) order marked with the "STPB" modifier will not execute against opposite side resting interest marked with any STP modifier originating from the same Unique Identifier. The entire size of both orders will be rejected/cancelled back to the originating User(s).

(2) Reserve Order. A limit order with a portion of the quantity displayed ("display quantity") and with a reserve portion of the quantity ("reserve quantity") that is not displayed.

(A) A User may enter a Reserve Order with zero display quantity, in which case the Reserve Order will be known as a "Zero Display Reserve Order." The price of a Zero

Display Reserve Order may be set ("pegged") to track the buy-side of the Protected BBO, the sell-side of the Protected BBO, or the midpoint of the Protected BBO. A pegged Zero Display Reserve Order which tracks the inside quote of the opposite side of the market is defined as a Market Peg: a pegged Zero Display Reserve Order that tracks the midpoint is defined as a Midpoint Peg; and a pegged Zero Display Reserve Order that tracks the inside quote of the same side of the market is defined as a Primary Peg. A pegged Zero Display Reserve Order may have an optional limit price cap beyond which the order shall not be executed. Notwithstanding the above, in accordance with Rule 11.24, Market Peg, Primary Peg or Midpoint Peg Zero Display Orders that would be "pegged" to a price outside of the Price Bands disseminated by the Processor (as defined in Rule 11.24(b)), will instead be "pegged" to the upper or lower Price Band, respectively (i.e., a buy order to the upper Price Band and a sell order to the lower Price Band). Under Rule 11.24(d)(2), a User may indicate to the Exchange, on an order-by-order basis, to not peg the order to the upper or lower Price Band, respectively. In such case, the System will reject the order if it is priced outside of the Price Band.

(B) For Market Peg and Midpoint Peg Zero Display Reserve Orders, a User may enter an optional minimum transaction quantity instruction of at least a round lot for an execution (hereinafter "Minimum Execution Quantity"). Orders with the Minimum Execution Quantity instruction will not execute unless the minimum quantity can be satisfied. However, if the residual shares of a Zero Display Reserve Order with a Minimum Execution Quantity instruction is less than the Minimum Execution Quantity on the order, the order may be executed even if the resulting execution is an odd lot.

(C) A Zero Display Reserve Order, pegged or otherwise, may be designated as a Post Only Order by a User. If a Zero Display Reserve Order is not designated as a Post Only Order and is entered using the Order Delivery mode of interaction described in Rule 11.13(b)(2) and the order is immediately marketable upon entry into the System, the order will have its mode of order interaction converted to Automatic Execution as described in Rule 11.13(b)(1). A Zero Display Reserve Order with a Minimum Execution Quantity instruction will be deemed a Post Only Order regardless of whether the order is designated as a Post Only Order.

(D) Zero Display Reserve Orders will not be eligible for routing to away Trading Centers pursuant to Rule 11.15(a)(ii). In addition, as further specified in Rule 11.15(a)(iv)(B), Zero Display Reserve Orders will not be eligible for execution when a protected bid is priced higher than a protected offer in a NMS stock (i.e., crossed market) or if indicated by the User on an order-by order basis, when the protected bid is equal to the protected offer (i.e., a locked market). In such cases, the Zero Display Reserve Order would remain posted on the NSX Book until the protected bid is priced lower than the protected offer (i.e., uncrossed or unlocked market), or is cancelled by the User.

(E) A Zero Display Reserve Order entered by an ETP Holder and marked "sell short" will be rejected by the Exchange.

(3) Odd Lot Order. An order to buy or sell an odd lot. Odd Lot Orders are only eligible to be protected quotations if aggregated to form a round lot.

(4) Mixed Lot Order. An order to buy or sell a mixed lot. Mixed Lot Orders may be entered, but the odd lot component of a Mixed Lot Order will be treated for purposes of order interaction as an Odd Lot Order. Odd lot components of Mixed Lot Orders are only eligible to be protected quotations if aggregated to form a round lot.

(5) Post Only Order. A limit order that is to be posted on the Exchange and not routed away to another trading center.

(A) A Post Only Order that is not a Zero Display Reserve Order will be rejected without execution if it is immediately marketable against round-lot orders when entered.

(B) A Post Only Order that is a Zero Display Reserve Order and which would interact immediately with a contra-side round lot order will:

(i) execute against a contra-side round lot order if the contra-side order is a Zero Display Reserve Order that is not designated as a Post Only Order. Upon execution, the contra-side Zero Display Reserve Order (which was not designated as a Post Only Order) will be deemed as taking liquidity from the Post Only Order that is a Zero Display Reserve Order and be liable for the applicable fee for taking liquidity that is set forth in the NSX Fee and Rebate Schedule even if the contra-side Zero Display Reserve Order was placed in the NSX Book prior to the Post Only Order that is a Zero Display Reserve Order;

(ii) not execute against a contra-side round lot order if (x) the contra-side order is a displayed order that is already contained in the NSX Book or (y) the contra-side order is another Post Only Order that is a Zero Display Reserve Order that is already contained in the NSX Book. The Post Only Order that is a Zero Display Reserve Order will instead be placed in the NSX Book.

(6) NSX Only Order. An order that is to be executed on the Exchange pursuant to Rule 11.15(a) or cancelled, without routing away to another trading center.

(7) Sweep Order. A limit order that instructs the System to "sweep" the market.

(i) Sweep Orders may be designated as "Protected Sweep," "Full Sweep," or "Destination Sweep." Sweep Orders not carrying any such designation shall be treated as Protected Sweep Orders.

(A) A Protected Sweep Order will be converted into one or more limit orders with sizes equal to the order sizes in the NSX Book and the order sizes of protected quotations at away trading centers to be executed in accordance with Rule 11.15(b).

(B) A Full Sweep Order will be converted into one or more limit orders with sizes equal to the sizes of the best available quotations (including manual quotations) in the NSX Book and at away trading centers in accordance with Rule 11.15(b).

(C) A Destination Sweep Order will be routed to an away trading center specified by the User, after the order is exposed to the NSX Book.

(ii) When entering a Protected Sweep Order or Full Sweep Order, Users shall designate the Sweep Order as "Sweep and Post," "Sweep and Cancel," or a combination thereof.

(A) Any unfilled portion of a Sweep Order designated "Sweep and Post" following the market sweep described in subsection (i) above will be converted into a Post Only Order.

(B) Any unfilled portion of a Sweep Order designated "Sweep and Cancel" after the completion of the market sweep described in subsection (i) above will be cancelled.

(iii) A Sweep Order entered as part of a "Cross/Sweep" message pursuant to Rule 11.12 shall be treated identically to a Sweep Order designated "Sweep and Cancel" except as otherwise provided in Rule 11.12.

(iv) Any order converted from a Protected Sweep Order or Full Sweep Order for routing to other trading centers or for execution against the NSX Book shall be marked as an intermarket sweep order or "ISO".

(8) Intermarket Sweep Order ("ISO").

(i) Incoming ISO. The System will accept incoming intermarket sweep orders (as such term is defined in Regulation NMS) from other trading centers. In order to be eligible for treatment as an intermarket sweep order, the order must be marked "ISO," and the User entering the order must simultaneously route one or more additional limit orders marked "ISO," as necessary, to away markets to execute against the full displayed size of any protected quotation for the security with a price that is superior to the limit price of the intermarket sweep order entered in the System. Such orders, if they meet the requirements of the foregoing sentence, will be considered immediate-or-cancel (IOC) and will be executed without regard to protected quotations at away markets consistent with Regulation NMS.

(ii) Post ISO. A User may designate an ISO as a "Post ISO." In order to be eligible for treatment as a Post ISO, the order must be marked "Post ISO," and in submitting such an order the User entering the order represents that such User has simultaneously routed one or more additional limit orders marked "ISO," as necessary, to away markets to execute against the full displayed size of any protected quotation for the security with a price that is superior or equal to the limit price of the Post ISO entered in the System. Such order, if it meets the requirements of the foregoing sentence and is not a Post Only Order pursuant to Rule 11.11(c)(5), will be executed without regard to protected quotations at away markets consistent with Regulation NMS by sweeping the NSX Book up to and including its limit price. A Post ISO which is designated by the User as a Post Only Order pursuant to Rule 11.11(c)(5) will be rejected without execution if, when entered, it is immediately marketable against displayed orders in the NSX Book. Any unfilled portion of a Post ISO that meets the requirements of Rule 11.22(d)(3) will be posted at the entered limit price.

(9) Destination Specific Order. A market or limit order that instructs the System to route the order to a specified away trading center, after exposing the order to the NSX Book. Users can access markets offering bids and offers other than protected quotations (i.e., manual quotations) by entering a Destination Specific Order. A Destination Specific Order must have an order type and a time-in-force term permitted by this Rule 11.11.

(10) Double Play Order. A market or limit order for which an ETP Holder instructs the System to route to designated away Trading Centers which are approved by the Exchange from time to time without first exposing the order to the NSX Book. A Double Play Order that is not executed in full after routing away receives a new time stamp upon return to the Exchange and is ranked and maintained in the NSX Book in accordance with Rule 11.14(a).

(d) *Cancel/Replace Messages.* A User may, by appropriate entry in the System, cancel or replace an existing order entered by the User, subject to the following limitations.

(i) Orders may only be cancelled or replaced if the order has a time-in-force term other than IOC and if the order has not yet been executed.

(ii) If an order has been routed to another trading center, the order will be placed in a "Cancel Pending" state until the routing process is completed. Executions that are completed when the order is in the "Cancel Pending" state will be processed normally.

(iii) Only the price and quantity terms of the order may be changed by a Replace Message. If a User desires to change any other terms of an existing order the existing order must be cancelled and a new order must be entered.

(iv) Notwithstanding anything to the contrary in these Exchange Rules, no cancellation or replacement of an order will be effective until the User has received written confirmation of the cancellation or replacement from the Exchange.

(11) Auto-Ex Order. A limit or market order that is automatically executed by the System against any marketable contra side order as in the manner described in 11.13(b)(1).

(12) Reserved.

(13) Midpoint-Seeker Order. A Midpoint-Seeker Order is an IOC that will execute only against undisplayed orders on the NSX Book that are priced at or better than the midpoint between the Protected BBO. A Midpoint Seeker order may include an optional limit price cap beyond which the order shall not execute. The Midpoint-Seeker Order will be cancelled if there are no undisplayed posted orders priced at or better than the midpoint of the Protected BBO or when the Protected BBO is locked or crossed. A Midpoint-Seeker Order will never be routed to an away market. A Midpoint-Seeker Order cannot be combined with any other order type or order type modifier offered by the Exchange.

(13) Auto-Ex Only Order. An IOC Limit or Market Order that the System will automatically execute exclusively against other Auto-Ex Orders at a marketable price. An Auto-Ex Only Order will not interact with an Order Delivery Order nor route away to other Trading Centers. The System will cancel shares remaining after executing against all marketable Auto-Ex Orders. An Auto-Ex Only Order may not be used to comply with Commission Rule 611 of Regulation NMS because the Auto-Ex Only Order will not interact with Order Delivery Orders that may be protected quotations.

Interpretations and Policies

.01 For purposes of clarity under Rule 11.11(d)(iii), the term "quantity term" shall include the total and display portion of a Reserve Order (as defined in Rule 11.11(c)(2)), including in cases where the aggregate size of the Reserve Order is not changed.

Amended: 8-31-06 (SR-NSX-2006-08); 2-5-08 (SR-NSX-2008-03); 3-17-08 (SR-NSX-2008-07); 6-17-08 (SR-NSX-2008-10); 6-19-08 (SR-NSX-2008-11); 7-18-08 (SR-NSX-2008-12); 9-19-08 (SR-NSX-2008-16); 1-16-10 (SR-NSX-2009-08); 4-22-10 (SR-NSX-2010-02); 7-29-10 (SR-NSX-2010-09); ; 2-28-11 (SR-NSX-2011-01); 4-29-11 (SR-NSX-2011-03); 11-15-12 (SR-NSX-

2012-16); 12-3-12 (SR-NSX-2012-22) ;3-1-13 (SR-NSX-2013-07); 03-18-13 (SR-NSX-2013-10) 04-01-13 (SR-NSX-2013-09); 06-27-13 (SR-NSX-2013-13)

Rule 11.12. Cross Message

(a) Subject to the restrictions of this Rule, Users may enter a cross message (a "Cross") instructing the System to match for execution the identified buy-side of the Cross with the identified sell-side of the Cross at a specified price (the "cross price").

(b) Except as provided in paragraphs (c), (d) or (f) below, no Cross will be executed by the System, unless:

(1) The buy-side of the Cross is at a price less (by at least $0.01 per share) than the lowest displayed order to sell in the NSX Book, and (following the compliance date for Rule 611 of Regulation NMS) is at a price equal to or less than the Protected NBBO offer; and

(2) The sell-side of the Cross is at a price greater (by at least $0.01 per share) than the highest displayed order to buy in the NSX Book, and (following the compliance date for Rule 611 of Regulation NMS) is at a price equal to or greater than the Protected NBBO bid.

(c) *Midpoint Cross.* A Cross that is priced at the midpoint of the Protected NBBO (or, prior to the compliance date for Rule 611 of Regulation NMS, at the midpoint of the best bid and offer on the Exchange) (a "Midpoint Cross") may be executed on the System if it improves each side of the Top of Book by at least half the minimum increment permitted by Rule 11.3(a).

(d) *Clean Cross.* A Cross meeting the following requirements (a "Clean Cross") may be executed on the System at a price equal to or better than each side of the Top of Book:

(1) The Cross is for at least 5,000 shares and has an aggregate value of at least $100,000;

(2) The size of the Cross is greater than the size of the interest at each side of the Top of Book; and

(3) Following the compliance date for Rule 611 of Regulation NMS, the price of the Cross is equal to or better than the Protected NBBO.

(e) If either side of a Cross is for the account of the User entering the Cross (a "Proprietary Cross"), the User must comply with Exchange Rule 12.6 (the Customer Priority Rule). Without limiting the foregoing, no User shall enter a Proprietary Cross if the User is holding a customer order in the security on the same side of the market as the side of the Cross that is for the account of the User, unless the price of the Proprietary Cross improves the price that could have been received by the customer order by at least $0.01.

(f) *Cross/Sweep.* Users may enter a "Cross/Sweep" message into the System involving both a Sweep Order and a Cross.

(1) Upon receipt of a Cross/Sweep message, the System will enter a Protected Sweep Order for the User's account (subject to subparagraph (f)(2) below) in an amount necessary to execute against all protected quotations that, if not swept, would prohibit the Cross from being executed by the System pursuant to paragraph (b) above. The Cross will be executed on the

System simultaneously with the Sweep Order, unless the Protected Sweep Order would be for an amount of shares in excess of the size of the Cross, in which case both the Protected Sweep Order and the Cross shall be cancelled without execution.

(2) Rules 11.12(e) and 12.6 shall apply to the entire Cross/Sweep message (including both the Sweep Order and the applicable Cross). Without limiting the foregoing, if any portion of the Sweep Order is executed on the System at a price that is superior to the price that the User's customer receives in the Cross, the User will provide the customer with the benefit of such superior price for the corresponding portion of the Cross. In addition, no User shall enter a Cross/Sweep if either side of the Cross is for the account of a customer, unless the User fully discloses to such customer all of the material facts relating to the Sweep Order, including price(s) of the Sweep Order and the fact that the Sweep Order is for the account of the User.

Amended: 8-31-06 (SR-NSX-2006-08) ; 11-15-12 (SR-NSX-2012-16)

Rule 11.13. Proprietary and Agency Orders; Modes of Order Interaction

(a) Except as otherwise provided in these Rules, Users may enter proprietary orders and agency orders for the account of a customer. Proprietary orders accepted by the System from Users are subject to the same ranking and execution processes as agency orders. A User that enters a proprietary order into the System shall mark the order with the appropriate designator to identify the order as proprietary. All agency orders shall be designated as such and with each agency order, the User shall include a unique account number or other identifier that enables the User to identify the User's customer on whose behalf the order is being entered.

(b) The System offers two modes of order interaction selected by Users:

(1) If automatic execution is selected, the System shall match and execute like-priced orders on an order by order basis only at the specific instruction of Users.

(2) If order delivery and automated response is selected, the System will deliver contra-side orders against displayed orders on an order by order basis only at the specific instruction of Users. To be eligible for order delivery service, Users must demonstrate to Exchange examiners that the User's system can automatically process the inbound order and respond immediately. If no response to an inbound order is received within 300 milliseconds, the User's displayed order will be cancelled.

Interpretations and Policies

.01 In determining whether a User's system can automatically process the inbound order and respond immediately, the Exchange requires that Users selecting order delivery have system response times that generally meet or exceed industry standards (subject to exceptions for occasional systems malfunctions that do not, in the Exchange's judgment, materially impair the User's ability to process and respond to inbound orders immediately). The Exchange currently considers 100 milliseconds to be the industry standard for response time to an inbound order.

Amended: 8-31-06 (SR-NSX-2006-08); 9-10-10 (SR-NSX-2010-11) ; 11-15-12 (SR-NSX-2012-16)

Rule 11.14. Priority of Orders

(a) *Ranking.* Orders of Users shall be ranked and maintained in the NSX Book based on the following priority:

(1) The highest-priced order to buy (or lowest-priced order to sell) shall have priority over all other orders to buy (or orders to sell) in all cases.

(2) Where orders to buy (or sell) are made at the same price, the order clearly established as the first entered into the System at such particular price shall have precedence at that price, up to the number of shares of stock specified in the order, provided that the priority between displayed and Reserve orders is set forth in subsection (4) below. A cancel and replace of an order in accordance with Rule 11.11(d) will result in a new timestamp and change in time priority unless such modification involves a decrease in the size of the order.

(3) In the event that less than the full size of an order is executed, the unexecuted size of the order shall retain priority at the same limit price in accordance with paragraphs (1) and (2) above.

(4) The displayed quantity of a Reserve Order shall have time priority as of the time of display. If the displayed quantity of the Reserve Order is decremented such that 99 shares or fewer would be displayed, the displayed portion of the Reserve Order shall be refreshed for (i) the original displayed quantity, or (ii) the entire reserve quantity, if the remaining reserve quantity is smaller than the original displayed quantity. After the refresh, the displayed portion of the Reserve Order shall have time priority as of the time of the refresh. The reserve quantity of a Reserve Order shall have no time priority against other displayed orders at the same price until displayed. If all displayed orders and displayed portions of Reserve Orders at a given price are executed, and following such execution any marketable contra-side orders remain outstanding, then such contra-side orders shall be executed against the reserve portions of Reserve Orders at such price based on the time priority as determined by this paragraph (4). For purposes of the preceding sentence, a Zero Display Reserve Order without a Minimum Execution Quantity instruction will be deemed to have a displayed portion equal to one round lot. A Zero Display Reserve Order with a Minimum Execution Quantity instruction will be deemed to have a displayed portion equal to its Minimum Execution Quantity for the first pass, and for each additional pass, will be deemed to have a displayed portion equal to one round lot. A Zero Display Order that is not executed during a period in which the protected bid is higher than the protected offer (i.e., crossed market) or when the protected bid is equal to the protected offer (i.e., a locked market) as set forth in Rule 11.15(a)(iv)(B) shall retain the same time priority as established above. Following satisfaction of the marketable contra-side orders, the NSX Book will be refreshed.

(b) *Dissemination.* The best-ranked order(s) to buy and the best-ranked order(s) to sell in the NSX Book and the aggregate displayed size of such orders associated with such prices shall be collected and made available to quotation vendors for dissemination pursuant to the requirements of Rule 602 of Regulation NMS.

Interpretations and Policies

.01 The use of a Replace Message pursuant to Rule 11.11(d) that modifies the quantity of a Reserve Order (as defined in Rule 11.11(c)(2)) will result in a new timestamp and the order losing time priority under Rule 11.14(a)(2) unless:

(i) both (1) the display size of the Reserve Order is decreased and (2) the total order quantity is decreased or remains the same; or

(ii) both the display size of the Reserve Order remains the same and the total order quantity is decreased.

Amended: 8-31-06 (SR-NSX-2006-08); 2-5-08 (SR-NSX-2008-03); 6-17-08 (SR-NSX-2008-10); 9-19-08 (SR-NSX-2008-16); 4-29-11 (SR-NSX-2011-03); 11-15-12 (SR-NSX-2012-16); 03-18-2013 (SR-NSX-2013-10)

Rule 11.15. Order Execution

Orders shall be matched for execution by following this Rule. For any execution to occur during Regular Trading Hours, however, the price must be equal to or better than the Protected NBBO, unless the order is marked ISO or unless the execution falls within another exception set forth in Rule 611(b) of Regulation NMS, and the order must be executable in accordance with Rule 11.24. The Exchange intends to take advantage of the self-help provisions of Regulation NMS.

(a) *Orders Other than Sweep Orders.*

(i) *Execution against NSX Book.* An incoming order (other than a Sweep Order) shall first attempt to be matched for execution against orders in the NSX Book. An incoming order to buy (other than a Sweep Order) will be automatically executed to the extent that it is priced at an amount that equals or exceeds any order to sell in the NSX Book. Such order to buy shall be executed at the price(s) of the lowest order(s) to sell having priority in the NSX Book. An incoming order to sell (other than a Sweep Order) will be automatically executed to the extent that it is priced at an amount that equals or is less than any other order to buy in the NSX Book. Such order to sell shall be executed at the price(s) of the highest order(s) to buy having priority in the NSX Book.

(ii) *Routing to Away Trading Centers.* Unless the terms of the order direct otherwise, if an order (other than a Sweep Order) has not been executed in its entirety pursuant to paragraph (a)(i) of this Rule, the order shall be eligible for routing away as follows:

(A) The order will be converted into one or more limit IOC Orders, as necessary, to be matched for potential execution at the away Trading Centers (as defined in Rule 2.11) designated by Routing Logic. Each such converted limit order shall be priced as follows:

(1) if the original order is a market order, the converted limit order shall be priced at the price of the protected quotation that it is to be matched for execution against; or

(2) if the original order is a limit order, the converted limit order shall be priced at

(x) in the case of a buy order, the lower of the limit price of the original order and one increment lower than the lowest offer on the NSX Book; or

(y) in the case of a sell order, the higher of the limit price of the original order and one increment higher than the highest bid on the NSX Book.

(B) Each converted limit IOC Order will be routed to the designated Trading Center (as defined in Rule 2.11) for potential execution according to the Routing Logic. No orders routed away pursuant to this subsection (ii) shall be marked ISO.

(C) The Exchange reserves the right to modify the Routing Logic at any time without notice.

(iii) Following steps (i) and (ii) above, unless the terms of the order direct otherwise, any unfilled portion of the order originally entered into the System shall be ranked in the NSX Book in accordance with the terms of such order under Rule 11.14 and such order shall be eligible for execution under this Rule 11.15.

(iv) Zero Display Reserve Orders. Notwithstanding the foregoing:

(A) A Zero Display Reserve Order designated as a Post Only Order that is immediately marketable upon entry, but not executed pursuant to Rule 11.11(c)(5)(B), will be ranked in the NSX Book in accordance with Rule 11.14. Thereafter, it will be matched for execution in accordance with Rule 11.15, except that when matched for execution, if the price of such order is better (i.e. higher for a buy order and lower for a sell order) than the contra-side of the Protected BBO, such order will be deemed to be priced at the price of the contra-side of the Protected BBO.

(B) The System will not execute a Zero Display Reserve Order in an NMS stock when a protected bid is priced higher than a protected offer (i.e., crossed market), or if indicated by the User on an order-by order basis, when the protected bid is equal to the protected offer (i.e., a locked market). Zero Display Reserve Orders that are not executed during this period will retain time priority in accordance with Rule 11.14(a)(4), and a request to cancel or replace a Zero Display Order during this period will be handled pursuant to Rule 11.11(9)(d). The System will resume executing Zero Display Reserve Orders against marketable contra-side orders when the protected bid is priced lower than the protected offer.

(b) *Sweep Orders.*

(i) *Protected Sweep Orders.* A Protected Sweep Order will be matched for execution in the NSX Book in accordance with paragraph (a)(i), and will simultaneously be converted into one or more additional limit orders, as necessary, with sizes equal to the size of each protected quotation that is superior (or in the case of a Protected Sweep Order designated "Sweep and Post", superior or equal) to the limit price of the Protected Sweep Order. Each converted limit order will be routed to the applicable trading center for execution. If a limit order that has been converted from a Protected Sweep Order cannot be executed against the protected quotation that it was routed to execute against because the protected quotation is no longer available, the limit order will be available for execution against other orders in the applicable market that are priced the same as or better than such limit order.

(ii) *Full Sweep Orders.* A Full Sweep Order will be matched for execution in the NSX Book in accordance with paragraph (a)(i), and will simultaneously be converted into one or more additional limit orders, as necessary, with sizes equal to the size of each quotation available at an away trading center that (A) is the best bid or offer of a national securities exchange or association, and (B) is superior (or, in the case of a Full Sweep Order designated "Sweep and Post", superior or equal) to the limit price of the Full Sweep Order. Each converted limit order will be routed to the applicable trading center for execution. If a limit order that has been converted from a Full Sweep Order cannot be executed against the quotation that it was routed to execute against because the quotation is no longer available, the limit order will be available for execution against other orders in the applicable market that are priced the same as or better than such limit order.

(iii) *Destination Sweep Orders.* A Destination Sweep Order will be matched for execution in the NSX Book in accordance with paragraph (a)(i), and if it cannot be matched for execution in accordance with paragraph (a)(i), will be routed to the specified away trading center for execution.

(iv) Any order converted from a Protected Sweep Order or Full Sweep Order for routing to other trading centers or for execution against the NSX Book shall be marked as an intermarket sweep order or "ISO".

(v) Following the steps described above, any unfilled portion of the Sweep Order will either be cancelled or ranked in the NSX Book in accordance with the terms of the Sweep Order.

(c) *Special Rules for Orders Routed to Other Trading Centers.*

(i) An order that is routed away may be executed in whole or in part subject to the applicable trading rules of the relevant trading center. While an order remains outside the System, it shall have no time standing, relative to other orders received from Users at the same price which may be executed against the NSX Book. Requests from Users to cancel their orders while the order is routed away to another trading center and remains outside the System shall be processed, subject to the applicable trading rules of the relevant trading center.

(ii) Where an order or portion of an order is routed away and is not executed either in whole or in part at the other trading center (*i.e.*, all attempts at the fill are declined or timed-out), the order shall be ranked in the NSX Book in accordance with the terms of such order under Rule 11.14 and such order shall be eligible for execution under this Rule 11.15, unless the terms of the order provide otherwise.

(d) *Display of Automated Quotations.* The System will be operated as an "automated market center" within the meaning of Regulation NMS, and in furtherance thereof, will display "automated quotations" within the meaning of Regulation NMS at all times except in the event that a systems malfunction renders the System incapable of displaying automated quotations. The Exchange shall communicate to ETP Holders its procedures concerning a change from automated to manual quotations.

(e) *Market Access.* In addition to Rule 2.11 regarding routing to away trading centers, NSX Securities has, pursuant to Rule 15c3-5 under the Act, implemented certain tests designed to manage applicable risks associated with providing ETP Holders with access to away trading centers. Where, pursuant to policies and procedures designed by NSX Securities to comply

with Rule 15c3-5, in NSX Securities' sole discretion, an order or series of orders is deemed to violate applicable pre-trade requirements under Rule 15c3-5, NSX Securities will reject such orders prior to routing and/or seek to cancel any such orders that have been routed.

Amended: 8-31-06 (SR-NSX-2006-08); 2-5-08 (SR-NSX-2008-03); 7-18-11 (SR-NSX-2011-07); 5-25-12 (SR-NSX-2012-05); 8-15-12 (SR-NSX-2012-12); 11-15-12 (SR-NSX-2012-16); 03-18-13 (SR-NSX-2013-10); 04-01-13 (SR-NSX-2013-09)

Rule 11.16. Trade Execution and Reporting

(a) Executions occurring as a result of orders matched against the NSX Book shall be reported by the Exchange to an appropriate consolidated transaction reporting system to the extent required by the Act and the rules and regulations thereunder. Executions occurring as a result of orders routed away from the System shall be reported to an appropriate consolidated transaction reporting system by the relevant reporting trading center. The Exchange shall promptly notify Users of all executions of their orders as soon as such executions take place.

(b) Following the compliance date for Rule 611 of Regulation NMS, the Exchange shall identify all trades executed pursuant to an exception or exemption from Rule 611 of Regulation NMS in accordance with specifications approved by the operating committee of the relevant national market system plan for an NMS stock. If a trade is executed pursuant to both the intermarket sweep order exception of Rule 611(b)(5) or (b)(6) of Regulation NMS and the self help exception of Rule 611(b)(1) of Regulation NMS, such trade shall be identified as executed pursuant to the intermarket sweep order exception.

Amended: 8-31-06 (SR-NSX-2006-08)

Rule 11.17. Clearance and Settlement

(a) Each ETP Holder must either (1) be a member of a Qualified Clearing Agency, or (2) clear transactions executed on the Exchange through another ETP Holder that is a member of a Qualified Clearing Agency. Each Sponsored Participant must be a member of a Qualified Clearing Agency. If an ETP Holder clears transactions through another ETP Holder that is a member of a Qualified Clearing Agency ("clearing member"), such clearing member shall affirm to the Exchange in writing, through letter of authorization, letter of guarantee or other agreement acceptable to the Exchange, its agreement to assume responsibility for clearing and settling any and all trades executed by the ETP Holder designating it as its clearing firm. The rules of any such clearing agency shall govern with respect to the clearance and settlement of any transactions executed by the ETP Holder on the Exchange.

(b) Each transaction executed within the System shall be automatically processed for clearance and settlement on a locked-in basis.

(c) Except as required by any Qualified Clearing Agency, the Exchange will reveal the identity of an ETP Holder or ETP Holder's clearing firm in the following circumstances:

(1) for regulatory purposes or to comply with an order of a court or arbitrator; or

(2) when a Qualified Clearing Agency ceases to act for an ETP Holder or the ETP Holder's clearing firm, and determines not to guarantee the settlement of the ETP Holder's trades.

Amended: 8-31-06 (SR-NSX-2006-08)

Rule 11.18. LIMITATION OF LIABILITY

(A) NEITHER THE EXCHANGE NOR ITS AGENTS, EMPLOYEES, CONTRACTORS, OFFICERS, DIRECTORS, COMMITTEE MEMBERS OR AFFILIATES ("EXCHANGE RELATED PERSONS") SHALL BE LIABLE TO ANY USER OR ETP HOLDER, OR SUCCESSORS,

REPRESENTATIVES OR CUSTOMERS THEREOF, OR ANY PERSONS ASSOCIATED THEREWITH, FOR ANY LOSS, DAMAGES, CLAIM OR EXPENSE:

(1) GROWING OUT OF THE USE OR ENJOYMENT OF ANY FACILITY OF THE EXCHANGE, INCLUDING, WITHOUT LIMITATION, THE SYSTEM; OR

(2) ARISING FROM OR OCCASIONED BY ANY INACCURACY, ERROR OR DELAY IN, OR OMISSION OF OR FROM THE COLLECTION, CALCULATION, COMPILATION, MAINTENANCE, REPORTING OR DISSEMINATION OF ANY INFORMATION DERIVED FROM THE SYSTEM OR ANY OTHER FACILITY OF THE EXCHANGE, RESULTING EITHER FROM ANY ACT OR OMISSION BY THE EXCHANGE OR ANY EXCHANGE RELATED PERSON, OR FROM ANY ACT CONDITION OR CAUSE BEYOND THE REASONABLE CONTROL OF THE EXCHANGE OR ANY EXCHANGE RELATED PERSON, INCLUDING, BUT NOT LIMITED TO, FLOOD, EXTRAORDINARY WEATHER CONDITIONS, EARTHQUAKE OR OTHER ACTS OF GOD, FIRE, WAR, TERRORISM, INSURRECTION, RIOT, LABOR DISPUTE, ACCIDENT, ACTION OF GOVERNMENT, COMMUNICATIONS OR POWER FAILURE, OR EQUIPMENT OR SOFTWARE MALFUNCTION.

(B) EACH ETP HOLDER EXPRESSLY AGREES, IN CONSIDERATION OF THE ISSUANCE OF THE ETP, TO RELEASE AND DISCHARGE THE EXCHANGE AND ALL EXCHANGE RELATED PERSONS OF AND FROM ALL CLAIMS AND DAMAGES ARISING FROM THEIR ACCEPTANCE AND USE OF THE FACILITIES OF THE EXCHANGE (INCLUDING, WITHOUT LIMITATION, THE SYSTEM).

(C) NEITHER THE EXCHANGE NOR ANY EXCHANGE RELATED PERSON MAKES ANY EXPRESS OR IMPLIED WARRANTIES OR CONDITIONS TO USERS AS TO RESULTS THAT ANY PERSON OR PARTY MAY OBTAIN FROM THE SYSTEM FOR TRADING OR FOR ANY OTHER PURPOSE, AND ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE, TITLE, AND NON-INFRINGEMENT WITH RESPECT TO THE SYSTEM ARE HEREBY DISCLAIMED.

Amended: 8-31-06 (SR-NSX-2006-08)

Rule 11.19. Clearly Erroneous Executions

The provisions of paragraphs (c), (e)(2), (g), and (h) of this Rule, as amended on September 10, 2010, and the provisions of paragraph (i) shall be in effect during a pilot period set to end on September 30, 2013 as defined in Commentary .05 of Rule 11.20. If the pilot is not either extended or approved permanently by September 30, 2013, the prior versions of paragraphs (c), (e)(2), (g), and (h) shall be in effect, and the provisions of paragraph (i) shall be null and void.

(a) *Definition.* For purposes of this Rule, the terms of a transaction executed on the Exchange are "clearly erroneous" when there is an obvious error in any term, such as price, number of shares or other unit of trading, or identification of the security. A transaction made in clearly erroneous error and cancelled by both parties or determined by the Exchange to be clearly erroneous will be removed from the Consolidated Tape.

(b) *Request and Timing of Review.* An ETP Holder that receives an execution on an order that was submitted erroneously to the Exchange for its own or customer account

may request that the Exchange review the transaction under this Rule. An officer or such other employee designee of the Exchange ("Officer") shall review the transaction under dispute and determine whether it is clearly erroneous, with a view toward maintaining a fair and orderly market and the protection of investors and the public interest. Such request for review shall be made in writing via e-mail or other electronic means specified from time to time by the Exchange in a circular distributed to ETP Holders.

(1) *Requests for Review.* Requests for review must be received within thirty (30) minutes of execution time and shall include information concerning the time of the transaction(s), security symbol(s), number of shares, price(s), side (bought or sold) and factual basis for believing that the trade is clearly erroneous. Upon receipt of a timely filed request that satisfies the numerical guidelines set forth in Section (c)(1) of this Rule, the counterparty to the trade shall be notified by the Exchange as soon as practicable, but generally within thirty (30) minutes after the Exchange's receipt of the request for review. An Officer may request additional supporting written information to aid in the resolution of the matter. If requested, each party to the transaction shall provide, within thirty (30) minutes of the request, any supporting written information. Either party to the disputed trade may request the supporting written information provided by the other party on the matter.

(2) *Routed Executions.* Other market centers will generally have an additional thirty (30) minutes from receipt of their participant's timely filing, but no longer than sixty (60) minutes from the time of the execution at issue, to file with the Exchange a request for review of transactions routed to the Exchange from that market center and executed on the Exchange.

(c) *Thresholds.* Determinations of whether an execution is a clearly erroneous execution will be made as follows:

(1) *Numerical Guidelines.* Subject to the provisions of paragraph (c)(3) below, a transaction executed during Regular Trading Hours or outside Regular Trading Hours shall be found to be clearly erroneous if the price of the transaction to buy (sell) that is the subject of the complaint is greater than (less than) the Reference Price by an amount that equals or exceeds the Numerical Guidelines set forth below. The execution time of the transaction under review determines whether the threshold is Regular Trading Hours or outside Regular Trading Hours. The Reference Price will be equal to the consolidated last sale immediately prior to the execution(s) under review except for: (A) Multi-Stock Events involving twenty or more securities, as described in Rule 11.19(c)(2) below; (B) transactions not involving a Multi-Stock Event as described in Rule 11.19(c)(2) that trigger a trading pause pursuant to, or with respect to securities defined in, Rule 11.20B(a)(1) and subsequent transactions, as described in Rule 11.19(c)(4) below, in which case the Reference Price shall be determined in accordance with Rule 11.19(c)(4); and (C) in other circumstances, such as, for example, relevant news impacting a security or securities, periods of extreme market volatility, sustained illiquidity, or widespread system issues, where use of a different Reference Price is

necessary for the maintenance of a fair and orderly market and the protection of investors and the public interest.

Reference Price: Circumstance or Product:	Regular Trading Hours Numerical Guidelines (Subject transaction's % difference from the Reference Price):	Outside Regular Trading Hours Numerical Guidelines (Subject transaction's % difference from the Reference Price):
Greater than $0.00 up to and including $25.00	10%	20%
Greater than $25.00 up to and including $50.00	5%	10%
Greater than $50.00	3%	6%
Multi-Stock Event – Filings involving five or more but less than twenty, securities whose executions occurred within a period of five minutes or less	10%	10%
Multi-Stock Event – Filings involving twenty or more securities whose executions occurred within a period of five minutes or less	30%, subject to the terms of 11.19(c)(2) below	30%, subject to the terms of 11.19(c)(2) below
Leveraged ETF/ETN securities	Regular Trading Hours Numerical Guidelines multiplied by the leverage multiplier (ie. 2x)	Regular Trading Hours Numerical Guidelines multiplied by the leverage multiplier (ie. 2x)

(2) Multi-Stock Events Involving Twenty or More Securities. During Multi-Stock Events involving twenty or more securities the number of affected transactions may be such that immediate finality is necessary to maintain a fair and orderly market and to protect investors and the public interest. In such circumstances, the Exchange may use a Reference Price other than consolidated last sale. With the exception of those securities under review that are subject to an individual stock trading pause pursuant to, or with respect to securities defined in, Rule 11.20B(a)(1) as described in paragraph (c)(4) below, and to ensure consistent application across market centers when this paragraph is invoked, the Exchange will promptly coordinate with the other market centers to determine the appropriate review period, which may be greater than the period of five minutes or less that triggered application of this paragraph, as well as select one or more specific points in time prior to the transactions in question and use transaction prices at or immediately prior to the one or more specific points in

time selected as the Reference Price. The Exchange will nullify as clearly erroneous all transactions that are at prices equal to or greater than 30% away from the Reference Price in each affected security during the review period selected by the Exchange and other markets consistent with this paragraph.

(3) *Additional Factors*. Except in the context of a Multi-Stock Event involving five or more securities, and individual stock trading pauses pursuant to, or with respect to securities defined in, Rule 11.20B(a)(1) as described in Rule 11.19(c)(4) below, an Officer may also consider additional factors to determine whether an execution is clearly erroneous, including but not limited to, system malfunctions or disruptions, volume and volatility for the security, derivative securities products that correspond to greater than 100% in the direction of a tracking index, news released for the security, whether trading in the security was recently halted/resumed, whether the security is an IPO, whether the security was subject to a stock-split, reorganization, or other corporate action, overall market conditions, Opening and Late Session executions, validity of the Consolidated Tape's trades and quotes, consideration of primary market indications, and executions inconsistent with the trading pattern of the security. Each additional factor shall be considered with a view toward maintaining a fair and orderly market and the protection of investors and the public interest.

(4) *Individual Stock Trading Pauses Pursuant to, or with Respect to Securities Defined in, Rule 11.20B(a)(1).* For purposes of this Rule 11.19(c)(4), the phrase "Trading Pause Trigger Price" shall mean the price that triggered a trading pause in any Circuit Breaker Securities as defined in Rule 11.20B(a)(1). All trading pauses triggered with respect to securities defined in Rule 11.20B(a)(2) and 11.20B(a)(3) shall be reviewed under the same provisions of Rule 11.19 as non pause triggered events. The Trading Pause Trigger Price reflects a price calculated by the primary listing market over a rolling five-minute period and may differ from the execution price of a transaction that triggered a trading pause. In the event a primary listing market issues an individual stock trading pause in any Circuit Breaker Securities defined in Rule 11.20B(a)(1), and regardless of whether the security at issue is part of a Multi-Stock Event involving five or more securities as described in Rules 11.19(c)(1) and (c)(2) above, the Exchange shall utilize the Trading Pause Trigger Price as the Reference Price for any transactions that trigger a trading pause with respect to securities defined in 11.20B(a)(1) and subsequent transactions occurring before the trading pause is in effect on the Exchange. The Exchange will rely on the primary listing market that issued an individual stock trading pause to determine and communicate the Trading Pause Trigger Price for such stock. Notwithstanding the discretion otherwise provided by the first sentence of 11.19(h) below, the Exchange shall review, on its own motion pursuant to 11.19(h), transactions that trigger a trading pause and subsequent transactions occurring before the trading pause is in effect on the Exchange. In connection with the review of transactions pursuant to this Rule 11.19(c)(4), the Exchange will apply the Numerical Guidelines set forth in 11.19(c)(1) above other than the Numerical Guidelines applicable to Multi-Stock Events. In conducting this review, and notwithstanding anything to the contrary contained in 11.19 (c)(1), where a trading pause was triggered with respect to securities defined in 11.20B(a)(1) by a price decline

(rise), the Exchange will limit its review to transactions that executed at a price lower (higher) than the Trading Pause Trigger Price.

(d) *Outlier Transactions.* In the case of an Outlier Transaction, an Officer may in his or her sole discretion, and on a case-by-case basis, consider requests received pursuant to subsection (b) of this Rule after thirty (30) minutes, but not longer than sixty (60) minutes, after the transaction in question, depending on the facts and circumstances surrounding such request.

(1) "Outlier Transaction" means a transaction where:

(A) the execution price of the security is greater than three times the current Numerical Guidelines set forth in subsection (c)(1) of this Rule, or

(B) the execution price of the security in question is not within the Outlier Transaction parameters set forth in subsection (d)(1)(A) of this Rule but breaches the 52-week high or 52-week low, the Exchange may consider Additional Factors as outlined in 11.19(c)(3), in determining if the transaction qualifies for further review or if the Exchange shall decline to act.

(e) *Review Procedures*

(1) *Determination by Officer.* Unless both parties (or party, in the case of a cross) to the disputed transaction agree to withdraw the initial request for review, the transaction under dispute shall be reviewed, and a determination shall be rendered by the Officer. If the Officer determines that the transaction is not clearly erroneous, the Officer shall decline to take any action in connection with the completed trade. In the event that the Officer determines that the transaction in dispute is clearly erroneous, the Officer shall declare the transaction null and void. A determination shall be made generally within thirty (30) minutes of the Exchange's receipt of the complaint, but in no case later than the start of Regular Trading Hours on the following trading day. The parties shall be promptly notified of the determination.

(2) *Appeal to CEE Panel.* If a party affected by a determination made under this Rule so requests within the time permitted below, the Clearly Erroneous Execution Panel ("CEE Panel") will review decisions made by the Officer under this Rule, including whether a clearly erroneous execution occurred and whether the correct determination was made: provided however, that the CEE Panel will not review decisions made by an Officer under subsection (g) of this Rule if such Officer also determines under subsection (g) of this Rule that the number of the affected transactions is such that immediate finality is necessary to maintain a fair and orderly market and to protect investors and the public interest and further provided that with respect to rulings made by the Exchange in conjunction with one or more additional market centers, the number of affected transactions is similarly such that immediate finality is necessary to maintain a fair and orderly market and to protect investors and the public interest and, hence, are also non-appealable.

(A) The CEE Panel will be comprised of the Exchange's Chief Regulatory Officer ("CRO"), or a designee of the CRO, and representatives from two (2) ETP Holders.

(B) The Exchange shall designate the ETP Holder representatives to be called upon to serve on the CEE Panel as needed. In no case shall a CEE Panel include a person related to a party to the trade in question. To the extent reasonably possible, the Exchange shall call upon the designated representatives to participate on a CEE Panel on an equally frequent basis.

(C) A request for review on appeal must be made via e-mail within thirty (30) minutes after the party making the appeal is given notification of the initial determination being appealed. The CEE Panel shall review the facts and render a decision as soon as practicable, but generally on the same trading day as the execution(s) under review. On requests for appeal received between 3:00 ET and the close of trading in the Late Trading Session, a decision will be rendered as soon as practicable, but in no case later than the trading day following the date of the execution under review.

(D) The CEE Panel may overturn or modify an action taken by the Officer under this Rule. All determinations by the CEE Panel shall constitute final action by the Exchange on the matter at issue.

(E) If the CEE Panel votes to uphold the decision made pursuant to Rule 11.19 (e)(1), the Exchange will assess a $500.00 fee against the ETP Holder(s) who initiated the request for appeal.

(F) Any determination by an Officer or by the CEE Panel shall be rendered without prejudice as to the rights of the parties to the transaction to submit their dispute to arbitration.

(f) *Abuse of Process.* An abuse of the process described in subsections (b) and (e)(2) above may subject the abusing User to disciplinary action under Chapter VIII.

(g) *System Disruption or Malfunctions.* In the event of any disruption or a malfunction in or operation of any electronic communications and trading facilities of the Exchange in which the nullification of transactions may be necessary for the maintenance of a fair and orderly market or the protection of investors and the public interest exist, an officer of the Exchange or other senior level employee designee, on his or her own motion, may review such transactions and declare such transactions arising out of or operation of such facilities during such period null and void. In such events, the officer of the Exchange or such other senior level employee designee will rely on the provisions of Section (c)(1)–(3) of this Rule, but in extraordinary circumstances may also use a lower Numerical Guideline if necessary to maintain a fair and orderly market, protect investors and the public interest. Absent extraordinary circumstances, any such action of the officer of the Exchange or such other senior level employee designee pursuant to this subsection (g) shall be taken within thirty (30) minutes of detection of the erroneous

transaction. When extraordinary circumstances exist, any such action of the officer of the Exchange or such other senior level employee designee must be taken by no later than the start of Regular Trading Hours on the day following the date of execution(s) under review. Each ETP Holder involved in the transaction shall be notified as soon as practicable, and the ETP Holder aggrieved by the action may appeal such action in accordance with the provisions of subsection (e)(2).

(h) *Officer of the Exchange or Such Other Senior Level Employee Designee Acting On Own Motion.* An officer of the Exchange or such other senior level employee designee, acting on its own motion, may review potentially erroneous executions and declare trades null and void or shall decline to take any action in connection with the completed trade(s). In such events, the officer of the Exchange or such other senior level employee designee will rely on the provisions of Section (c)(1)–(4) of this Rule. Absent extraordinary circumstances, any such action of the officer of the Exchange or such other senior level employee designee shall be taken in a timely fashion, generally within thirty (30) minutes of the detection of the erroneous transaction. When extraordinary circumstances exist, any such action of the officer of the Exchange or such other senior level employee designee must be taken by no later than the start of Regular Trading Hours on the trading day following the date of execution(s) under review. When such action is taken independently, each party involved in the transaction shall be notified as soon as practicable by the Exchange, and the party aggrieved by the action may appeal such action in accordance with the provisions of subsection (e)(2) above.

(i) *Trade Nullification for UTP Securities that are Subject of Initial Public Offerings ("IPOs").* Pursuant to SEC Rule 12f-2, as amended, the Exchange may extend unlisted trading privileges to a security that is the subject of an initial public offering when at least one transaction in the subject security has been effected on the national securities exchange or association upon which the security is listed and the transaction has been reported pursuant to an effective transaction reporting plan. A clearly erroneous error may be deemed to have occurred in the opening transaction of the subject security if the execution price of the opening transaction on the Exchange is the lesser of $1.00 or 10% away from the opening price on the listing exchange or association. In such circumstances, the officer of the Exchange or such other senior level employee designee shall declare the opening transaction null and void or shall decline to take action in connection with the completed trade(s). Clearly erroneous executions of subsequent transactions of the subject security will be reviewed in the same manner as the procedure set forth in (e)(1). Absent extraordinary circumstances, any such action of the officer of the Exchange or such other senior level employee designee pursuant to this subsection (i) shall be taken in a timely fashion, generally within thirty (30) minutes of the detection of the erroneous transaction. When extraordinary circumstances exist, any such action of the officer of the Exchange or such other senior level employee designee must be taken by no later than the start of Regular Trading Hours on the day following the date of execution(s) under review. Each party involved in the transaction shall be notified as soon as practicable by the Exchange, and the party aggrieved by the action may appeal such action in accordance with the provisions of subsection (e)(2) above.

(j) *Securities Subject to Limit Up-Limit Down Plan*. For purposes of this paragraph, the phrase "Limit Up-Limit Down Plan" or "Plan" shall mean the Plan to Address Extraordinary Market Volatility Pursuant to Rule 608 of Regulation NMS under the Act. The provisions of paragraphs (a) through (i) above shall govern all Exchange transactions, including transactions in securities subject to the Plan, other than as set forth in this paragraph (j). If as a result of an Exchange technology or systems issue any transaction occurs outside of the applicable price bands disseminated pursuant to the Plan, an Officer of the Exchange or senior level employee designee, acting on his or her own motion or at the request of a third party, shall review and declare any such trades null and void. Absent extraordinary circumstances, any such action of the Officer of the Exchange or other senior level employee designee shall be taken in a timely fashion, generally within thirty (30) minutes of the detection of the erroneous transaction. When extraordinary circumstances exist, any such action of the Officer of the Exchange or other senior level employee designee must be taken by no later than the start of Regular Trading Hours on the trading day following the date on which the execution(s) under review occurred. Each Member involved in the transaction shall be notified as soon as practicable by the Exchange, and the party aggrieved by the action may appeal such action in accordance with the provisions of paragraph (e)(2) above. In the event that a single plan processor experiences a technology or systems issue that prevents the dissemination of price bands, the Exchange will make the determination of whether to nullify transactions based on paragraphs (a) through (i) above.

Amended: 8-31-06 (SR-NSX-2006-08); 10-05-09 (SR-NSX-2009-05); 09-10-10 (SR-NSX-2010-07); 1-07-11 (SR-NSX-2010-16); 04-12-11 (SR-NSX-2011-05); 08-09-11 (SR-NSX-2011-09); 08-11-11 (SR-NSX-2011-10); 01-11-12 (SR-NSX-2012-02); 02-04-13 (SR-NSX-2013-06)

Rule 11.20. Trading Halts and Pauses

A. Trading Halts Marketwide Due to Extraordinary Market Volatility

This Rule shall be in effect during a pilot period to coincide with the pilot period for the Regulation NMS Plan to Address Extraordinary Market Volatility. If the pilot is not either extended or approved permanently at the end of the pilot period, the prior version of Rule 11.20A shall be in effect.

(a) The Exchange shall halt trading in all stocks and shall not reopen for the time periods specified in this Rule if there is a Level 1, 2, or 3 Market Decline.

(1) For purposes of this Rule, a Market Decline means a decline in price of the S&P 500® Index between 9:30 a.m. and 4:00 p.m. Eastern Time on a trading day as compared to the closing price of the S&P 500® Index for the immediately preceding trading day. The Level 1, Level 2, and Level 3 Market Declines that will be applicable for the trading day will be publicly disseminated before 9:30 a.m. Eastern Time.

(2) A "Level 1 Market Decline" means a Market Decline of 7%.

(3) A "Level 2 Market Decline" means a Market Decline of 13%.

(4) A "Level 3 Market Decline" means a Market Decline of 20%.

(b) Halts in Trading.

(1) If a Level 1 Market Decline or a Level 2 Market Decline occurs after 9:30 a.m. and up to and including 3:25 p.m., Eastern Time (or, in the case of an early scheduled close, 12:25 p.m. Eastern Time), the Exchange shall halt trading in all stocks for 15 minutes after a Level 1 or Level 2 Market Decline. The Exchange shall halt trading based on a Level 1 or Level 2 Market Decline only once per trading day. The Exchange will not halt trading if a Level 1 Market Decline or a Level 2 Market Decline occurs after 3:25 p.m. Eastern Time (or, in the case of an early scheduled close, 12:25 p.m. Eastern Time).

(2) If a Level 3 Market Decline occurs at any time during the trading day, the Exchange shall halt trading in all stocks until the primary listing market opens the next trading day.

(c) Re-opening of Trading

(1) The re-opening of trading following a Level 1 or 2 trading halt shall follow the procedures set forth in Rule 11.20B(b).

(2) If the primary listing market halts trading in all stocks, the Exchange will halt trading in those stocks until trading has resumed on the primary listing market or notice has been received from the primary listing market that trading may resume. If the primary listing market does not reopen a security within 15 minutes following the end of the 15-minute halt period, the Exchange may resume trading in that security.

(d) Nothing in this Rule 11.20A should be construed to limit the ability of the Exchange to otherwise halt, suspend, or pause the trading in any stock or stocks traded on the Exchange pursuant to any other Exchange rule or policy.

B. Trading Pauses in Individual Securities Due to Extraordinary Market Volatility

(a) Trading Pause. During Phase 1 of the Plan, a Trading Pause in Tier 1 NMS Stocks subject to the requirements of the Plan, shall be subject to Plan requirements and paragraph (b) of this Rule; a Trading Pause in Tier 1 NMS Stocks not yet subject to the requirements of the Plan shall be subject to the requirements in paragraphs (a) – (f) of this Rule; and a Trading Pause in Tier 2 NMS Stocks shall be subject to the requirements set forth in paragraphs (a)(1)(B) – (f) of this Rule. Once the Plan has been fully implemented and all NMS Stocks are subject to the Plan, a Trading Pause under the Plan shall be subject to paragraph (b) of this Rule only.

(1) Between 9:45 a.m. and 3:35 p.m. Eastern Time (or in the case of an early scheduled close, 25 minutes before the close of trading), if the price of a security listed on the Exchange, other than rights or warrants moves by a percentage specified below within a five-minute period ("Threshold Move"), as calculated pursuant to paragraph (c) below, trading in that security shall immediately pause on the Exchange for a period of five minutes (a "Trading Pause").

(A) The Threshold Move shall be 10% or more with respect to securities included in the S&P 500® Index, Russell 1000® Index, and a pilot list of Exchange Traded Products;

(B) The Threshold Move shall be 30% or more with respect to all Tier 2 NMS Stocks not subject to section (a)(1) of this Rule with a price equal to or greater than $1; and

(C) The Threshold Move shall be 50% or more with respect to all Tier 2 NMS Stocks not subject to section (a)(1) of this Rule with a price less than $1.

The determination that the price of a stock is equal to or greater than $1 under paragraph (a)(1)(B) above or less than $1 under paragraph (a)(1)(C) above shall be based on the closing price on the previous trading day, or, if no closing price exists, the last sale reported to the Consolidated Tape on the previous trading day.

(b) Re-opening of Trading following a Trading Pause. At the end of the Trading Pause, the Exchange shall re-open the security in accordance with its procedures. In the event of a significant imbalance at the end of a Trading Pause, the Exchange may delay the re-opening of such security.

(c) Calculation of Threshold Move. The Exchange shall calculate the Threshold Move by comparing the last consolidated sale price of a security ("Trigger Trade") to a reference price every second. The reference price shall be any transaction in that security printed to the Consolidated Tape during a five-minute period before the Trigger Trade, except for Trigger Trades in the first five minutes following 9:45 a.m. Eastern Time, for which reference prices will begin at 9:45 a.m. Eastern Time. Only regular way, in-sequence transactions qualify as either a Trigger Trade or reference price. The Exchange can exclude a transaction price from use as a reference price or Trigger Trade if it concludes that the transaction price resulted from an erroneous trade.

(d) Notification of Trading Pauses. If a Trading Pause in a security is triggered under this Rule, the Exchange shall immediately notify the single plan processor responsible for consolidation of information for the security pursuant to Rule 603 of Regulation NMS under the Securities Exchange Act of 1934.

(e) Nothing in this Rule should be construed to limit the ability of the Exchange to otherwise halt or suspend the trading in any securities traded on the Exchange pursuant to any other Exchange rule or policy.

(f) If a primary listing market issues an individual stock trading pause, the Exchange will pause trading in that security until trading has resumed on the primary listing market. If, however, trading has not resumed on the primary listing market and ten minutes have passed since the individual stock trading pause message has been received from the responsible single plan processor, the Exchange may resume trading in such stock.

(g) Trading Pause during a Straddle State. The Exchange may declare a Trading Pause for a NMS Stock listed on the Exchange when (i) the National Best Bid (Offer) is below (above) the Lower (Upper) Price Band and the NMS Stock is not in a Limit State; and (ii) trading in that NMS Stock deviates from normal trading characteristics.

C. Effect of Halt or Pause. On the occurrence of any trading halt or pause pursuant to this Rule, all outstanding orders in the System will be cancelled.

Commentary:

.01 Reserved.

.02 Reserved.

.03 Reserved.

.04 Reserved.

.05 The provisions of Rule 11.20B shall be in effect during a pilot to coincide with the pilot period for the Regulation NMS Plan to Address Extraordinary Market Volatility ("Plan"). During the pilot, all capitalized terms not otherwise defined in this Rule shall have the same meanings as set forth in the Plan or Exchange Rules, as applicable.

Amended: 8-31-06 (SR-NSX-2006-08); 6-10-10 (SR-NSX-2010-05); 09-10-10 (SR-NSX-2010-08); 1-7-11 (SR-NSX-2010-17); 04-12-11 (SR-NSX-2011-04); 8-10-11 (SR-NSX-2011-08); 11-23-11 (SR-NSX-2011-13); 01-11-12 (SR-NSX-2012-01); 05-31-12 (SR-NSX-2011-11); 02-07-12 (SR-NSX-2013-05); 04-01-13(SR-NSX-2013-09)

Rule 11.21. Short Sales

All short sale orders shall be identified as a short sale when entered into the System.

Amended: 8-31-06 (SR-NSX-2006-08); 7-3-07 (SR-NSX-2007-09)

Rule 11.22. Locking or Crossing Quotations in NMS Stocks

(a) Definitions. For purposes of this Rule, the following definitions shall apply:

(1) The terms automated quotation, effective national market system plan, intermarket sweep order, manual quotation, NMS stock, protected quotation, regular trading hours, and trading center shall have the meanings set forth in Rule 600(b) of Regulation NMS.

(2) The term crossing quotation shall mean the display of a bid for an NMS stock during regular trading hours at a price that is higher than the price of an offer for such NMS stock previously disseminated pursuant to an effective national market system plan, or the display of an offer for an NMS stock during regular trading hours at a price that is lower than the price of a bid for such NMS stock previously disseminated pursuant to an effective national market system plan.

(3) The term locking quotation shall mean the display of a bid for an NMS stock during regular trading hours at a price that equals the price of an offer for such NMS stock previously disseminated pursuant to an effective national market system plan, or the display of an offer for an NMS stock during regular trading hours at a price that equals the price of a bid for such NMS stock previously disseminated pursuant to an effective national market system plan.

(b) Prohibition. Except for quotations that fall within the provisions of paragraph (d) of this Rule, Users shall reasonably avoid displaying, and shall not engage in a pattern or practice of displaying, any quotations that lock or cross a protected quotation, and any manual quotations that lock or cross a quotation previously disseminated pursuant to an effective national market system plan.

(c) Manual quotations. If a User displays a manual quotation that locks or crosses a quotation previously disseminated pursuant to an effective national market system plan, such User shall promptly either withdraw the manual quotation or route an intermarket sweep order to execute against the full displayed size of the locked or crossed quotation.

(d) Exceptions.

(1) The locking or crossing quotation was displayed at a time when the trading center displaying the locked or crossed quotation was experiencing a failure, material delay, or malfunction of its systems or equipment.

(2) The locking or crossing quotation was displayed at a time when a protected bid was higher than a protected offer in the NMS stock.

(3) The locking or crossing quotation was an automated quotation, and the User displaying such automated quotation simultaneously routed an intermarket sweep order to execute against the full displayed size of any locked or crossed protected quotation.

(4) The locking or crossing quotation was a manual quotation that locked or crossed another manual quotation, and the User displaying the locking or crossing manual quotation simultaneously routed an intermarket sweep order to execute against the full displayed size of the locked or crossed manual quotation.

Amended: 8-31-06 (SR-NSX-2006-08)

Rule 11.23. Riskless Principal Transactions

(a) A "riskless principal transaction" is defined as two offsetting principal transaction legs in which an ETP Holder, (i) after having received an order to buy a security, purchases the security as principal at the same price, exclusive of markups, markdowns, commissions and other fees, to satisfy all or a portion of the order to buy or (ii) after having received an order to sell a security, sells the security as principal at the same price, exclusive of markups, markdowns, commissions and other fees, to satisfy all or a portion of the order to sell.

(b) A last sale report for only the initial offsetting transaction leg of a riskless principal transaction shall be submitted to the respective consolidated tape in accordance with the rules and procedures of the market where that transaction leg occurred. A last sale report for the second offsetting transaction leg of a riskless principal transaction shall not be submitted by the Exchange to the respective consolidated tape provided that the second offsetting transaction leg is submitted to the Exchange for execution and designated with a riskless principal modifier by the ETP Holder.

(c) An ETP Holder must have written policies and procedures to assure that its riskless principal transactions comply with this Rule. At a minimum these policies and procedures must require that the customer order be received prior to the offsetting transactions, and that the

second offsetting transaction leg be executed within 60 seconds of the initial offsetting transaction leg. An ETP Holder must also have supervisory systems in place that produce records that enable the ETP Holder and the Exchange to accurately and readily reconstruct, in a time-sequenced manner, all orders related to each riskless principal transaction.

Amended: 8-31-06 (SR-NSX-2006-08); 12-13-08 (SR-NSX-2008-20)

Rule 11.24. Limit Up-Limit Down

Operative as of April 8, 2013

The provisions of this Rule shall be in effect during a pilot to coincide with the pilot period for the Regulation NMS Plan to Address Extraordinary Market Volatility.

(a) Implementation

(1) Phase I

(A) On April 8, 2013, this Rule shall apply to select symbols from the Tier 1 NMS Stocks identified in Appendix A of the Plan; and during Regular Trading Hours, or earlier in the case of an early scheduled close.

(B) Three months after April 8, 2013, or such earlier date as may be announced by the Processor with at least 30 days notice, this Rule shall fully apply to all Tier 1 NMS Stocks identified in Appendix A of the Plan during Regular Trading Hours.

(2) Phase II – Full Implementation

(A) Six months after April 8, 2013, or such earlier date as may be announced by the Processor with at least 30 days notice, the Plan shall fully apply to all NMS Stocks during Regular Trading Hours.

(b) Definitions.

(1) "Plan" means the Plan to Address Extraordinary Market Activity submitted to the Securities and Exchange Commission pursuant to Rule 608 of Regulation NMS under the Securities Exchange Act of 1934, Exhibit A to Securities Exchange Act Release No. 67091 (May 31, 2012) 77 FR 33498 (June 6, 2012), as it may be amended from time to time.

(2) All capitalized terms not otherwise defined in this Rule shall have the same meanings as set forth in the Plan or Exchange Rules, as applicable.

(c) Exchange Participation in the Plan. The Exchange is a Participant in, and subject to the applicable requirements of, the Plan, which establishes procedures to address extraordinary market volatility in NMS Stocks.

(d) ETP Holder Compliance. ETP Holders shall comply with the applicable provisions of the Plan.

(e) Limit Up-Limit Down Mechanism. The System will not execute or display orders at prices that are outside of a specified Price Band (i.e., below the lower Price Band or above the upper Price Band) for an NMS Stock during Regular Trading Hours, unless specifically exempted from the Plan.

(f) Price Adjustments.

(1) Unless the User specifies otherwise on an order-by-order basis, any incoming limit-priced order (other than an IOC order) to buy (sell) that is priced above (below) the upper (lower) Price Band shall be repriced to the upper (lower) Price Band. Exchange systems shall also reprice resting limit-priced interest to buy (sell) to the upper (lower) Price Band if Price Bands move and the price of resting limit-priced interest to buy (sell) moves above (below) the upper (lower) Price Band.

(2) Opt Out. On an order-by-order basis, a User may indicate to the Exchange to not re-price the order to the upper or lower Price Band, respectively. In such case, the order will only execute against orders posted on the NSX Book resting within the Price Bands. Any unexecuted portion of the order will be cancelled if it would result in an execution outside of the Price Band.

(3) Where the Price Band moves so that a previously accepted limit-priced order is now priced outside of the Price Band, the order will either be repriced in accordance with Section (c)(1) of this paragraph or cancelled in accordance with paragraph (d)(2) of this paragraph.

(g) An incoming limit-priced order (other than an IOC order) to sell (buy) that is priced below (above) the upper (lower) Price Band will be accepted by the System and eligible for inclusion in the Exchange's Protected BBO. However, such orders will not be executed until the Price Band moves in such a way that the order falls within the Price Band.

(h) IOC Orders. The System will accept IOC orders (as defined under Rule 11.11(b)(1)) that are priced, explicitly or not, outside of the Price Band. However, the IOC order will only execute against orders posted on the NSX Book within the Price Bands. Any unexecuted portion of an IOC order will be cancelled if it would result in an execution outside of the Price Band.

(i) Market Orders. The System will execute Market Orders (as defined under Rule 11.11(a)(1)) at or better than the opposite side of the Price Band (i.e., sell orders to the lower Price Band and buy orders to the upper Price Band). Any unexecuted portion of a Market Order will be cancelled if it would result in an execution outside of the Price Band.

(j) Market Peg, Primary Peg or Midpoint Peg Zero Display Orders that would be "pegged" to a price outside of the Price Bands disseminated by the Processor, will instead be "pegged" to the upper or lower Price Band, respectively. See paragraph (c) above and Rule 11.11(d)(2)(A) for a description of how Midpoint Peg, Primary Peg and Midpoint Peg Zero Display Orders are to be "pegged".

(k) Routing to Away Markets. The Exchange System shall route orders to an away market in accordance with Rule 11.15(a)(ii). However, the System will not route an order unless an away market is displaying a sell (buy) quote that is at or below (above) the Upper (Lower) Price Band.

Amended: 04-01-13 (SR-NSX-2013-09); 04-08-13 (SR-NSX-2013-12)

CHAPTER XII. Trading Practice Rules

Rule 12.1. Market Manipulation

No ETP Holder shall execute or cause to be executed or participate in an account for which there are executed purchases of any security at successively higher prices, or sales of any security at successively lower prices, for the purpose of creating or inducing a false, misleading or artificial appearance of activity in such security on the Exchange or for the purpose of unduly or improperly influencing the market price for such security or for the purpose of establishing a price which does not reflect the true state of the market in such security.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 12.2. Fictitious Transactions

No ETP Holder, for the purpose of creating or inducing a false or misleading appearance of activity in a security traded on the Exchange or creating or inducing a false or misleading appearance with respect to the market in such security shall:

(1) execute any transaction in such security which involves no change in the beneficial ownership thereof, or

(2) enter any order or orders for the purchase of such security with the knowledge that an order or orders of substantially the same size, and at substantially the same price, for the sale of such security, has been or will be entered by or for the same or different parties, or

(3) enter any order or orders for the sale of any such security with the knowledge that an order or orders of substantially the same size, and at substantially the same price, for the purchase of such security, has been or will be entered by or for the same or different parties.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 12.3. Excessive Sales by an ETP Holder

No ETP Holder shall execute purchases or sales or any security traded on the Exchange for any account in which such ETP Holder is directly or indirectly interested, which purchases or sales are excessive in view of the ETP Holder's financial resources or in view of the market for such security.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 12.4. Manipulative Transactions

(a) No ETP Holder shall participate or have any interest, directly or indirectly, in the profits of a manipulative operation or knowingly manage or finance a manipulative operation.

(b) Any pool, syndicate or joint account organized or used intentionally for the purpose of unfairly influencing the market price of a security shall be deemed to be a manipulative operation.

(c) The solicitation of subscriptions to or the acceptance of discretionary orders from any such pool, syndicate or joint account shall be deemed to be managing a manipulative operation.

(d) The carrying on margin of a position in such security or the advancing of credit through loans to any such pool, syndicate or joint account shall be deemed to be financing a manipulative operation.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 12.5. Dissemination of False Information

No ETP Holder shall make any statement or circulate and disseminate any information concerning any security traded on the Exchange which such ETP Holder knows or has reasonable grounds for believing is false or misleading or would improperly influence the market price of such security.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 12.6. Customer Priority

(a) No ETP Holder shall (i) personally buy or initiate the purchase of any security traded on the Exchange for its own account or for any account in which it or any associated person of the ETP Holder is directly or indirectly interested while such an ETP Holder holds or has knowledge that any person associated with it holds an unexecuted market order to buy such security in the unit of trading for a customer, or (ii) sell or initiate the sale of any such security for any such account while it personally holds or has knowledge that any person associated with it holds an unexecuted market order to sell such security in the unit of trading for a customer.

(b) No ETP Holder shall (i) buy or initiate the purchase of any such security for any account in which it or any associated person of the ETP Holder is directly or indirectly interested at or below the price at which it personally holds or has knowledge that any person associated with it holds an unexecuted limited price order to buy such security in the unit of trading for a customer or (ii) sell or initiate the sale of any such security for any such account at or above the price at which it personally holds or has knowledge that any person associated with it holds an unexecuted limited price order to sell such security in the unit of trading for a customer.

(c) The provisions of paragraphs (a) and (b) of this Rule shall not apply: (i) to any purchase or sale of any such security in an amount less than the unit of trading made by an ETP Holder to offset odd-lot orders for customers; (ii) to any purchase or sale of any such security upon terms for delivery other than those specified in such unexecuted market or limited price order; or (iii) to any unexecuted order that is subject to a condition that has not been satisfied.

(d) The provisions of paragraphs (a) and (b) of this Rule also shall not apply if an ETP Holder engages in trading activity to facilitate the execution, on a riskless principal basis, of another order from its customer (whether its own customer or the customer of another member) (the

"facilitated order"), provided that the requirements of Rule 11.23 are satisfied. Any transaction handled by an ETP Holder on other than an agency basis that does not satisfy the requirements of Exchange Rule 11.23 remains a transaction that, unless otherwise exempt, is subject to the provisions of paragraphs (a) and (b) of this Rule. This exemption applies to both offsetting transaction legs of a riskless principal transaction but only to the extent of the actual number of shares that are required to satisfy the facilitated order.

(e) ETP Holders executing customer orders on the Exchange are required to implement and maintain automated systems reasonably designed to ensure compliance with this Rule. The Exchange will allow any ETP Holder to comply manually with the provisions of this Rule for a reasonably limited duration in the event that such ETP Holder's automated systems become inoperative as a result of any act, condition or cause beyond the reasonable control of the ETP Holder, including, but not limited to, an act of God, fire, flood, extraordinary weather conditions, war, insurrection, riot, strike, accident, action of government, communications or power failure, or any equipment or software malfunction. ETP Holders shall not otherwise disable or disengage their automated systems. ETP Holders shall promptly notify the Exchange of any changes in the operating status of their automated systems.

Interpretations and Policies

.01 If an ETP Holder holds for execution on the Exchange a customer buy order and a customer sell order that can be crossed, the ETP Holder's automated system shall systemically cross them without interpositioning itself as a dealer.

.02 For a pilot period lasting through June 30, 2006:

(a) An ETP Holder shall be deemed to have violated Rule 12.6 if, while holding a customer limit order (as rounded to a penny increment) representing the NBBO, the ETP Holder, for his own account, trades with an incoming market or marketable limit order at a price which is less than one penny better than the price of such customer limit order (not the quoted price) held by such ETP Holder.

(b) An ETP Holder shall be deemed to have violated Rule 12.6 if, while holding a customer limit order (as rounded to a penny increment) at a price outside the NBBO, the ETP Holder, for his own account, trades with an incoming market or marketable limit order at a price which is less than the nearest penny increment to the actual price of the customer limit order (not the quoted price) held by such ETP Holder

.03 An ETP Holder or any associated person of an ETP Holder responsible for entering orders for its own account or any account in which it is directly or indirectly interested shall be presumed to have knowledge of a particular unexecuted customer order. Such presumption can be rebutted by adequate evidence which shows, to the Exchange's satisfaction, that the ETP Holder has implemented a reasonable system of internal policies and procedures and has an adequate system of internal controls to prevent the misuse of information about customer orders by those responsible for entering such proprietary orders.

.04 A User shall not be deemed to have violated Rule 12.6 if, while holding a customer order, the User places a Zero Display Reserve Order that is pegged to the midpoint of the Protected BBO pursuant to Rule 11.11(c)(2) for its own account and the order is ultimately executed at a price that is superior to, but less than one penny superior to, the price of such customer order.

Amended: 8-5-94 (SR-CSE-94-06); 7-29-02 (SR-CSE-2001-06); 9-25-02 (SR-CSE-2002-12); 11-27-02 (SR-CSE-2002-17); 5-29-03 (SR-CSE-2003-05); 11-28-03 (SR-CSE-2003-16); 6-17-04 (SR-NSX-2004-04); 6-27-05 (SR-NSX-2005-04); 11-18-05 (SR-NSX-2005-06); 6-8-06 (SR-NSX-2006-03); 8-31-06 (SR-NSX-2006-08); 2-5-08 (SR-NSX-2008-03)

Rule 12.7. Joint Activity

No ETP Holder, directly or indirectly, shall hold any interest or participation in any joint account for buying or selling in a security traded on the Exchange, unless such joint account is promptly reported to the Exchange. The report should contain the following information for each account:

(1) the name of the account, with names of all participants and their respective interests in profits and losses;

(2) a statement regarding the purpose of the account;

(3) the name of the ETP Holder carrying and clearing the account; and

(4) a copy of any written agreement or instrument relating to the account.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 12.8. Influencing the Consolidated Tape

No ETP Holder shall attempt to execute a transaction or transactions to buy or sell a security for the purpose of influencing any report appearing on the Consolidated Tape.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 12.9. Options

(a) No ETP Holder shall initiate the purchase or sale on the Exchange for its own account, or for any account in which it is directly or indirectly interested, of any stock of any issuer in which it holds or has granted any put, call, straddle or option; provided, however, that this prohibition shall not be applicable in respect of any option issued by The Options Clearing Corporation.

(b) No ETP Holder acting as an odd-lot dealer shall become interested directly or indirectly, in a pool dealing or trading in the stock of any issuer in which it is an odd-lot dealer, nor shall it

acquire or grant directly or indirectly, any option to buy or sell, receive or deliver shares of stock of any issuer in which such ETP Holder is an odd-lot dealer, unless such option is issued by The Options Clearing Corporation.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 12.10. Best Execution

In executing customer orders, an ETP Holder is not a guarantor of "best execution" but must use the care of a reasonably prudent person in the light of all circumstances deemed relevant by the ETP Holder and having regard for the ETP Holder's brokerage judgment and experience.

Interpretations and Policies

.01 As part of an ETP Holder's fiduciary obligation to provide best execution for its customer limit orders, the ETP Holder shall refer to, and comply with, Rule 11Ac1-4 promulgated under the Securities Exchange Act of 1934, as amended.

Amended: 8-5-94 (SR-CSE-94-06); 1-16-97 (SR-CSE-97-02); 6-8-06 (SR-NSX-2006-03)

Rule 12.11. Trading Suspensions

The Chairman of the Board or the President shall have the power to suspend trading in any and all securities traded on the Exchange whenever in his opinion such suspension would be in the public interest. No such action shall continue longer than a period of two days, or as soon thereafter as a quorum of Directors can be assembled, unless the Board approves the continuation of such suspension.

Amended: 10-19-04 (SR-NSX-2004-06)

Rule 12.12. Publication of Transactions and Changes

(a) The Exchange shall cause to be disseminated for publication on the Consolidated Tape all last sale price reports of transactions executed through the facilities of the Exchange pursuant to the requirements of the Consolidated Tape Plan approved by the Commission.

(b) To facilitate the dissemination of such last sale price reports, each ETP Holder shall cause to be reported to the Exchange, as promptly as possible after execution, all information concerning each transaction required by the Consolidated Tape Plan.

(c) An official of the Exchange shall approve any corrections to reports transmitted over the Consolidated Tape. Any such corrections shall be made within one day after detection of the error.

Amended: 6-8-06 (SR-NSX-2006-03)

CHAPTER XIII. Miscellaneous Provisions

Rule 13.1. Comparison and Settlement Requirements

(a) Every ETP Holder who is a member of a qualified clearing agency shall implement comparison and settlement procedures under the rules of such entity and every ETP Holder who is not such a member shall implement comparison and settlement procedures which conform to the comparison and settlement requirements of the National Association of Securities Dealers Uniform Practice Code.

(b) For purposes of this Rule, a qualified clearing agency shall mean a clearing agency (as defined in the Act) which has agreed to supply the Exchange with data reasonably requested in order to permit the Exchange to enforce compliance by its ETP Holders and ETP Holder organizations with the provisions of the Act, the rules and regulations there-under, and the rules of the Exchange.

(c) Anything contained in paragraph (a) to the contrary notwithstanding, the Board may extend or postpone the time of the delivery of an Exchange transaction whenever, in its opinion, such action is called for by the public interest, by just and equitable principles of trade or by the need to meet unusual conditions. In such case, delivery shall be effected at such time, place and manner as directed by the Board.

Amended: 10-19-04 (SR-NSX-2004-06); 6-8-06 (SR-NSX-2006-03)

Rule 13.2. Failure to Deliver and Failure to Receive

(a) No ETP Holder shall sell a security for his own account, or buy a security as an ETP Holder for a customer (except exempt securities), if he has a fail to deliver in that security 60 days old or older.

(b) For good cause shown and in exceptional circumstances, an ETP Holder may request and receive exemption from the provisions of the Rule by written request to the Secretary of the Exchange.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 13.3. Proxies and other Issuer-Related Materials

(a) No ETP Holder shall give a proxy to vote stock which is registered in its name, except as required or permitted under the provisions of paragraph (b) or (c) hereof unless such ETP Holder is the beneficial owner of such stock.

(b) Whenever a person soliciting proxies shall timely furnish to an ETP Holder:

(1) sufficient copies of all soliciting material which such person is sending to registered holders, and

(2) satisfactory assurance that he will reimburse such ETP Holder for all out-of-pocket expenses, including reasonable clerical expenses incurred by such ETP Holder in connection with such solicitation, such ETP Holder shall transmit promptly to each beneficial owner of stock of such issuer which is in its possession or control or registered in a name other than the name of the beneficial owner all such material furnished. Such material shall include a signed proxy indicating the number of shares held for such beneficial owner and bearing a symbol identifying the proxy with proxy records maintained by the ETP Holder, and a letter informing the beneficial owner of the time limit and necessity for completing the proxy form and forwarding it to the person soliciting proxies prior to the expiration of the time limit in order for the shares to be represented at the meeting. An ETP Holder shall furnish a copy of the symbols to the person soliciting the proxies and also shall retain a copy thereof pursuant to the provisions of Rule 17a-4 under the Act. Notwithstanding the provisions of this Rule, an ETP Holder may give a proxy to vote any stock pursuant to the rules of any national securities exchange or association to which the ETP Holder is also responsible provided that the records of the ETP Holder clearly indicate which procedure it is following. This section shall not apply to beneficial owners residing outside of the United States of America though ETP Holders may voluntarily comply with the provisions hereof in respect of such persons if they so desire.

(c) An ETP Holder may give a proxy to vote any stock registered in its name if such ETP Holder holds such stock as executor, administrator, guardian, trustee, or in a similar representative or fiduciary capacity with authority to vote. An ETP Holder which has in its possession or within its control stock registered in the name of another ETP Holder and which desires to transmit signed proxies pursuant to the provisions of paragraph (b), shall obtain the requisite number of signed proxies from such holder of record.

(d) Notwithstanding the provisions of this Rule 13.3, an ETP Holder may not give a proxy to vote without instructions from beneficial owners when the matter to be voted upon authorizes the implementation of any equity compensation plan, or any material revision to the terms of any existing equity compensation plan (whether or not stockholder approval of such plan is required pursuant to Rule 15.9). However, an ETP Holder may not give or authorize a proxy to vote without instructions on a matter relating to executive compensation, even if such matter would otherwise qualify for an exception from the requirements of this Rule.

(e) Moreover, notwithstanding the provisions of Rule 13.3, an ETP Holder that is not a beneficial owner of a security registered under Section 12 of the Act is prohibited from granting a proxy to vote the security in connection with a shareholder vote on the election of a member of the board of directors of an issuer (except for a vote with respect to the uncontested election of a member of the board of directors of any investment company registered under the Investment Company Act of 1940), executive compensation, or any other significant matter, as determined by the Commission, by rule, unless the beneficial owner of the security has instructed the member to vote the proxy in accordance with the voting instructions of the beneficial owner.

Amended: 10-31-03 (SR-CSE-2003-11); 6-8-06 (SR-NSX-2006-03); 11-22-11 (SR-NSX-2011-12)

Rule 13.4. Forwarding of Issuer Materials

An ETP Holder when so requested by an issuer and upon being furnished with: (1) sufficient copies of annual reports, information statements or other material required by law to be sent to stockholders periodically, and (2) satisfactory assurance that it will be reimbursed by such

issuer for all out-of-pocket expenses, including reasonable clerical expenses, shall transmit promptly to each beneficial owner of securities of such issuer which are in its possession and control and registered in a name other than the name of the beneficial owner all such material furnished. This paragraph shall not apply to beneficial owners residing outside of the United States of America though ETP Holders may voluntarily comply with the provisions hereof in respect of such persons if they so desire.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 13.5. Assigning of Registered Securities in Name of an ETP Holder or ETP Holder Organization

An ETP Holder or ETP Holder organization may authorize one or more persons who are his or its employees to assign registered securities in the name of such ETP Holder or ETP Holder organization and to guarantee assignments of registered securities with the same effect as if the name of such ETP Holder or ETP Holder organization had been signed under like circumstances by such ETP Holder or by one of the partners of the ETP Holder firm or by one of the authorized officers of the ETP Holder corporation by executing and filing with the Exchange, in a form prescribed by it, a separate Power of Attorney for each person so authorized.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 13.6. Commissions

Nothing in the Exchange Rules, the By-Laws or the Exchange practices shall be construed to require, authorize or permit any ETP Holder, or any person associated with an ETP Holder, to agree or arrange, directly or indirectly, for the charging of fixed rates of commission for transactions effected on, or effected by the use of the facilities of, the Exchange.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 13.7. Off-Exchange Transactions

No rule, stated policy or practice of this Exchange shall prohibit or condition, or be construed to prohibit or condition or otherwise limit, directly or indirectly, the ability of any ETP Holder to effect any transaction otherwise than on this Exchange with another person in any security listed on this Exchange or to which unlisted trading privileges on this Exchange have been extended.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 13.8. [Reserved]

Rule 13.9. [Reserved]

CHAPTER XIV. [Reserved]

Amended: 6-8-06 (SR-NSX-2006-03); 6-19-08 (SR-NSX-2008-11)

CHAPTER XV. Listed Securities and Other Exchange Products

Listed Securities

Rule 15.1. Applications

All applications for listing on the Exchange will be submitted to the Exchange's Secretary on a form prescribed by the Exchange.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 15.2. Procedure

The Exchange shall determine whether the applicant meets the requirements for listing. In making such determination, the Exchange shall adhere to the following procedures:

(a) If the Exchange is satisfied that the applicant is qualified for listing pursuant to the provisions of this Chapter, the Exchange shall promptly notify, in writing, the applicant of the Exchange's determination, and the applicant will be approved for listing on the Exchange.

(b) If the Exchange is not satisfied that the applicant is qualified for listing pursuant to the provisions of this Chapter, the Exchange shall promptly notify, in writing, the applicant of the grounds for denying listing. The Board may reverse the determination that the applicant is not qualified for listing. If a majority of the Board specifically determines to reverse the determination to deny listing, the Board shall promptly notify the Exchange staff, who shall promptly notify the applicant that the Board has granted the applicant's application for listing.

(c) In considering applications for listing, the Exchange shall adhere to the following procedures:

(1) Where a listing application is granted by the Board, the Exchange shall promptly notify the applicant.

(2) The applicant shall be afforded an opportunity to be heard on the denial of listing pursuant to Chapter X of the Exchange Rules governing adverse action.

(3) The applicant must satisfy the requirements of this Chapter, including any portion of paragraphs (b) or (c) of Rule 10A-3 of the Act pertaining to audit committees, which cannot be exempted or otherwise waived other than as provided within the rules.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 15.3. Requirements

No security shall be listed on the Exchange unless the issuer thereof shall meet the following requirements:

(a) In the case of common stock have:

(1) net tangible assets of at least $2,000,000;

(2) at least 1000 recordholders of the issue for which trading privileges have been granted or are requested;

(3) outstanding at least 250,000 shares for which trading privileges have been granted or are requested exclusive of the holdings of officers and directors;

(4) demonstrated net earnings of $200,000 annually before taxes for two prior years excluding non-recurring income; and

(5) been actively engaged in business and have been so operating for at least three (3) consecutive years.

(b) In the case of preferred stock:

(1) The listing of issues is considered on a case by case basis, in light of the suitability of the issue for trading on the Exchange. The Exchange, as a general rule, will not consider listing the convertible preferred stock of a company unless its common stock is also listed on the Exchange, another exchange that is registered pursuant to Section 6 of the Act or a facility of a national securities association registered pursuant to Section 15A of the Act.

(2) An issuer applying for listing of a preferred stock is expected to meet the following criteria:

(i) The issuer appears to be in a financial position sufficient to satisfactorily service the dividend requirements for the preferred stock and meets the requirements set forth in paragraph (a) above.

(ii) In the case of an issuer whose common stock is listed on the Exchange, another exchange that is registered pursuant to Section 6 of the Act or a facility of a national securities association registered pursuant to Section 15A of the Act, the following guidelines apply:

Shares Publicly Held 100,000
Aggregate Market Value/Price .... $2,000,000/$10

For issuers of preferred stock not listed as noted above, the Exchange has established different guidelines to ensure adequate public interest as follows:

Preferred Shares Publicly Held.................................. 400,000
Public Round-Lot Holders...800
Aggregate Market Value/Price........................ $4,000,000/$10

(iii) The Exchange will not list convertible preferred issues containing a provision which gives the company the right, at its discretion, to reduce the conversion price for periods of time or from time to time unless the company establishes a minimum period of ten business days within which such price reduction will be in effect.

(c) In the case of warrants:

(1) at least 250,000 outstanding, exclusive of the holdings of officers and directors; and

(2) have a class of common stock that would otherwise be eligible for listing on the Exchange or is already listed on the Exchange.

(d) In the case of bonds:

(1) a principal amount outstanding of at least $2,000,000;

(2) have at least an aggregate market value of at least $2,000,000;

(3) have at least 250 recordholders and, in the case of convertible debt, a larger distribution may be required; and

(4) have a class of common stock that would otherwise be eligible for listing on the Exchange or is already listed on the Exchange.

(e) In the case of the listing of any security not otherwise covered by the criteria of the foregoing subsections or in the Exchange Rules, provided the issue is otherwise suited for trading, such issues will be evaluated for listing against the following criteria;

(1) the issuer has assets in excess of $100 million and stockholders' equity of at least $10 million. In the case of an issuer that is unable to satisfy the earnings criteria set forth in paragraph (a), the Exchange generally will require the issuer to have the following:

(i) assets in excess of $200 million and stockholders' equity of at least $10 million; or

(ii) assets in excess of $100 million and stockholders' equity of at least $20 million;

(2) the issue have a minimum public distribution of one million trading units including a minimum of 400 holders, or if traded in thousand dollar denominations, a minimum of 100 holders;

(3) the issue have a principal amount/aggregate market value of not less than $20 million;

(4) where the instrument contains cash settlement provisions, settlement must be made in U.S. dollars; and

(5) where the instrument contains redemption provisions, the redemption price may not be below $3 per unit.

Prior to commencement of trading of securities admitted to listing under this subsection (e), the Exchange will evaluate the nature and complexity of the issue and, if appropriate, distribute a circular to the ETP Holders providing guidance regarding ETP Holder compliance responsibilities when handling transactions in such securities.

(f) Limited Partnerships - No security issued in a limited partnership rollup transaction (as defined by Section 14(h) of the Act), shall be eligible for listing unless:

(1) the rollup transaction was conducted in accordance with procedures designed to protect the rights of limited partners as provided in Section 6(b)(9) of the Act, as it may from time to time be amended; and

(2) a broker-dealer which is a member of a national securities association subject to Section 15A(b)(12) of the Act participates in the rollup transaction.

The applicant shall further provide the Exchange with an opinion of counsel that the rollup transaction was conducted in accordance with the procedures established by such association.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 15.4. Listing Standards Relating to Audit Committees

(a) In addition to the requirements contained in Rule 15.3, each issuer must have an audit committee. The Exchange shall not initially list or continue listing any securities of an issuer that is not in compliance with the requirements of this Rule 15.4 or any portion of paragraphs (b) or (c) of Rule 10A-3 of the Act pertaining to audit committees. In addition to the requirements of Rule 10A-3 of the Act:

(1) Each audit committee shall consist of at least three directors, each of whom shall be financially literate, as such qualification is interpreted by the issuer's board of directors in its business judgment, or must become financially literate within a reasonable period of time after his or her appointment to the audit committee. At least one member of the audit committee must have accounting or related financial management expertise, as the issuer's board of directors interprets such qualification in its business judgment.

(2) The board of directors of each issuer must adopt and approve a formal written charter for its audit committee. The audit committee must review and reassess the adequacy of the audit committee charter on an annual basis. The charter must specify:

(i) the scope of the audit committee's responsibilities and how it carries out those responsibilities, including structure, processes, and membership requirements; and

(ii) that the audit committee is responsible for ensuring that the outside auditor submits on a periodic basis to the audit committee a formal written statement delineating all relationships between the outside auditor and the issuer and that the audit committee is responsible for actively engaging in a dialogue with the outside auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the outside auditor and for recommending that the issuer's board of directors take appropriate action in response to the outside auditor's report to satisfy itself of the outside auditor's independence.

(b) As part of the initial listing process, and with respect to any subsequent changes to the composition of the audit committee, and otherwise approximately once each year, each issuer should provide the Exchange written confirmation regarding:

(1) any determination that the issuer has made regarding the independence of its audit committee members;

(2) the financial literacy of the audit committee members;

(3) the determination that at least one of the audit committee members has accounting or related financial management expertise; and

(4) the annual review and reassessment of the adequacy of the audit committee charter.

(c) If a member of an issuer's audit committee ceases to be independent in accordance with the requirements of Rule 10A-3 for reasons outside the committee member's reasonable control, that person, with notice by the issuer to the Exchange, may remain an audit committee member of the issuer until the earlier of the next annual shareholders meeting of the issuer or one year from the occurrence of the event that caused the committee member to be no longer independent.

(d) An issuer must notify the Exchange promptly after an executive officer or the issuer becomes aware of any material noncompliance by the issuer with the requirements of this Rule 15.4 or Rule 10A-3 of the Act.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 15.5. Other Listing Standards

(a) General Application. Companies listed on the Exchange must comply with certain standards regarding corporate governance as codified in this Rule. Consistent with requirements of the Sarbanes-Oxley Act of 2002, certain provisions of this Rule are applicable to some listed companies but not to others.

(1) Equity Listings. This Rule applies in full to all companies listing common equity securities, with the following exceptions:

(a) Controlled Companies. A company of which more than 50% of the voting power is held by an individual, a group or another company need not comply with the requirements of Rule 15.5(d)(1), (4) or (5). A controlled company that chooses to take advantage of any or all of these exemptions must disclose that choice, that it is a controlled company and the basis for the determination in its annual proxy statement or, if the company does not file an annual proxy statement, in the company's annual report on Form 10-K filed with the Commission. Controlled companies must comply with the remaining provisions of this Rule.

(b) Limited Partnerships and Companies in Bankruptcy. Due to their unique attributes, limited partnerships and companies in bankruptcy proceedings need not comply with the requirements of Rule 15.5(d)(1), (4) or (5). However, all limited partnerships (at the general partner level) and companies in bankruptcy proceedings must comply with the remaining provisions of this Rule.

(c) Closed-End and Open-End Funds. The Exchange considers that many of the significantly expanded standards and requirements provided for in Rule 15.5 to be unnecessary for closed-end and open-end management investment companies that are registered under the Investment Company Act of 1940, given the pervasive federal regulation applicable to them. However, registered closed-end funds must comply with the requirements of Rule 15.5(d)(6), (7)(a) and (c), and (12). Note, however, that in view of the common practice to utilize the same directors for boards in the same fund complex, closed-end funds will not be required to comply with the disclosure requirement in the second paragraph of the Interpretations and Policies to Rule 15.5(d)(7)(a) which calls for disclosure of the board's determination with respect to simultaneous service on more than three public company audit committees. However, the other provisions of that paragraph will apply.

Business development companies, which are a type of closed-end management investment company defined in Section 2(a)(48) of the Investment Company Act of 1940 that are not registered under that Act, are required to comply with all of the provisions of Rule 15.5 applicable to domestic issuers other than Rule 15.5(d)(2) and (7)(b). For purposes of Rule 15.5(d)(1), (3), (4), (5), and (9), a director of a business development company shall be considered to be independent if he or she is not an "interested person" of the company, as defined in Section 2(a)(19) of the Investment Company Act of 1940.

As required by Rule 10A-3 under the Act, open-end funds (which can be listed as Investment Company Units, more commonly known as Exchange Traded Funds or ETFs) are required to comply with the requirements of Rule 15.5(d)(6) and (12)(b).

Rule 10A-3(b)(3)(ii) under the Act requires that each audit committee must establish procedures for the confidential, anonymous submission by employees of the listed issuer of concerns regarding questionable accounting or auditing matters. In view of the external management structure often employed by closed-end and open-end funds, the Exchange also requires the audit committees of such companies to establish such procedures for the confidential, anonymous submission by employees of the investment adviser, administrator, principal underwriter, or any other provider of accounting related services for the management investment company, as well as employees of the management investment company. This responsibility must be addressed in the audit committee charter.

(d) Other Entities. Except as otherwise required by Rule 10A-3 under the Act (for example, with respect to open-end funds), Rule 15.5 does not apply to passive business organizations in the form of trusts (such as royalty trusts) or to derivatives and special purpose securities. To the extent that Rule 10A-3 applies to a passive business organization, listed derivative or special purpose security, such entities are required to comply with Rule 15.5(d)(6) and (12)(b).

(e) Foreign Private Issuers. Listed companies that are foreign private issuers (as such term is defined in Rule 3b-4 under the Act) are permitted to follow home country practice in lieu of the provisions of this Rule 15.5, except that such companies are required to comply with the requirements of Rule 15.5(d)(6), (11) and (12)(b).

(2) Preferred and Debt Listings. Rule 15.5 does not generally apply to companies listing only preferred or debt securities on the Exchange. To the extent required by Rule 10A-3 under the Act, all companies listing only preferred or debt securities on the Exchange are required to comply with the requirements of Rule 15.5(d)(6) and (12)(b).

(3) Dual and Multiple Listings. At any time when an issuer has a class of securities that is listed on a national securities exchange or national securities association subject to requirements substantially similar to those set forth in this Rule 15.5, and that class of security has not been suspended from trading on that market, the issuer shall not be required to separately meet the requirements set forth in this Rule 15.5, except for the requirements of Rule 13(d)(6) and (7), below (audit committees) and with the notification requirements of Rule 15.5(d)(12)(B), as it relates to their audit committees, with respect to that class of securities or any other class of securities. Governance requirements of other markets will be considered to be substantially similar to the requirements of this Rule 15.5 if they are adopted by the New York Stock Exchange ("NYSE") or the National Association of Securities Dealers (for the Nasdaq National Market or SmallCap

Market) or if they otherwise require, subject to exceptions approved by the Commission, that the issuer maintain (a) a board of directors, a majority of whom are independent directors (50% of whom are independent directors, for a small business issuer); (2) a nominating committee or other body, a majority of whom are independent directors; (3) a compensation committee or other body, a majority of whom are independent directors; and (4) a code of business conduct and ethics that complies with the definition of a "code of ethics" set out in Section 406(c) of the Sarbanes-Oxley Act and the rules thereunder (17 C.F.R. 228.406 and 17 C.F.R. 229.406).

Similarly, when an issuer has a class of securities that is listed on a national securities exchange or national securities association subject to requirements substantially similar to those set forth in this Rule 15.5, and that class of security has not been suspended from trading on that market, a direct or indirect consolidated subsidiary of the issuer, or an at least 50% beneficially-owned subsidiary of the issuer, shall not be required to separately meet the requirements set forth in this Rule 15.5 with respect to any class of securities it issues, except classes of equity securities (other than non-convertible, non-participating preferred securities) of such subsidiary.

(b) Transition Periods. Companies listing in conjunction with their initial public offering will be permitted to phase in their independent nomination and compensation committees on the same schedule as is permitted pursuant to Rule 10A-3 under the Act for audit committees, that is one independent member at the time of listing, a majority of independent members within 90 days of listing and fully independent committees within one year. It should be noted, however, that investment companies are not afforded these exemptions under Rule 10A-3 under the Act. Companies listing in conjunction with their initial public offering will be required to meet the majority independent board requirement within 12 months of listing. For purposes of Rule 15.5 other than Rule 15.5(d)(6) and (12)(b), a company will be considered to be listing in conjunction with an initial public offering if, immediately prior to listing, it does not have a class of common stock registered under the Act. The Exchange will also permit companies that are emerging from bankruptcy or have ceased to be controlled companies within the meaning of Rule 15.5 to phase in independent nomination and compensation committees and majority independent boards on the same schedule as companies listing in conjunction with an initial public offering. However, for purposes of Rule 15.5(d)(6) and (12)(b), a company will be considered to be listing in conjunction with an initial public offering only if it meets the conditions of Rule 10A-3(b)(1) (iv) (a) under the Act, namely, that the company was not, immediately prior to the effective date of a registration statement, required to file reports with the Commission pursuant to Section 13(a) or 15(d) of the Act.

Companies listing upon transfer from another market, or that are listing a security that is listed on another market or markets, have 12 months from the date of transfer in which to comply with any requirement to the extent the market on which they were listed did not have the same requirement. To the extent the other market has a substantially similar requirement but also had a transition period from the effective date of that market's rule, which period had not yet expired, the company will have the same transition period as would have been available to it on the other market. This transition period for companies transferring from another market or that are dually or multiply listing securities will not apply to the requirements of Rule 15.5(d)(6) unless a transition period is available pursuant to Rule 10A-3 under the Act.

Transition Periods for Compensation Committee Requirements

Listed companies will have until the earlier of their first annual meeting after January 15, 2014, or October 31, 2014, to comply with the new director independence standards with respect to compensation committees contained in Rule 15.5(d)(5).

(c) References to Form 10-K. There are provisions in this Rule 15.5 that call for disclosure in a company's Form 10-K under certain circumstances. If a company subject to such a provision is not a company required to file a Form 10-K, then the provision shall be interpreted to mean the annual periodic disclosure form that the company does file with the Commission. For example, for a closed-end fund, the appropriate form would be the annual Form N-CSR.

(d) Listed Company Corporate Governance Requirements.

(1) Listed companies must have a majority of independent directors.

Interpretations and Policies: Effective boards of directors exercise independent judgment in carrying out their responsibilities. Requiring a majority of independent directors will increase the quality of board oversight and lessen the possibility of damaging conflicts of interest.

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(2) In order to tighten the definition of "independent director" for purposes of these standards:

(a) No director qualifies as "independent" unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Companies must disclose these determinations.

Interpretations and Policies: It is not possible to anticipate, or explicitly to provide for, all circumstances that might signal potential conflicts of interest, or that might bear on the materiality of a director's relationship to a listed company (references to "company" would include any parent or subsidiary in a consolidated group with the company). Accordingly, it is best that boards making "independence" determinations broadly consider all relevant facts and circumstances. In particular, when assessing the materiality of a director's relationship with the company, the board should consider the issue not merely from the standpoint of the director, but also from that of persons or organizations with which the director has an affiliation. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others. However, as the concern is independence from management, the Exchange does not view ownership of even a significant amount of stock, by itself, as a bar to an independence finding.

The directors who have been determined to be independent must be disclosed in the company's annual proxy statement or, if the company does not file an annual proxy statement, in the company's annual report on Form 10-K filed with the Commission. The basis for a board determination that a relationship is not material must also be disclosed in the company's annual proxy statement or, if the company does not file an annual proxy statement, in the company's annual report on Form 10-K filed with the Commission. In this regard, a board may adopt and disclose categorical standards to assist it in making determinations of independence and may make a general disclosure if a director meets these standards. Any determination of independence for a director who does not meet these standards must be specifically explained. A company must disclose any standard it adopts. It may then make the general statement that the independent directors meet the standards set by the board without detailing particular aspects of the immaterial relationships between individual directors and the company. In the event that a director with a business or other relationship that does not fit within the disclosed standards is determined to be independent, a board must disclose the basis for its determination in the manner described above. This approach provides investors with an adequate means of assessing the quality of a board's independence and its independence determinations while avoiding excessive disclosure of immaterial relationships.

(b) In addition:

(i) A director who is an employee, or whose immediate family member is an executive officer, of the company is not independent until three years after the end of such employment relationship.

Interpretations and Policies: Employment as an interim Chairman or CEO shall not disqualify a director from being considered independent following that employment.

(ii) A director who receives, or whose immediate family member receives, more than $100,000 per year in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $100,000 per year in such compensation.

Interpretations and Policies: Compensation received by a director for former service as an interim Chairman or CEO need not be considered in determining independence under this test. Compensation received by an immediate family member for service as a non-executive employee of the listed company need not be considered in determining independence under this test.

(iii) A director who is affiliated with or employed by, or whose immediate family member is affiliated with or employed in a professional capacity by, a present or former internal or external auditor of the company is not "independent" until three years after the end of the affiliation or the employment or auditing relationship.

(iv) A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the listed company's present executives serve on that company's compensation committee is not "independent" until three years after the end of such service or the employment relationship.

(v) A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the listed company for property or services in an amount which, in any single fiscal year, exceeds the greater of (A) $200,000, (B) 5% of such other company's consolidated gross revenues, or (C), for companies whose securities are also listed on the NYSE, the amount permitted under NYSE rules, is not "independent" until three years after falling below such threshold.

Interpretations and Policies: In applying the test in Rule 15.5(d)(2)(b)(v), both the payments and the consolidated gross revenues to be measured shall be those reported in the last completed fiscal year. The look-back provision for this test applies solely to the financial relationship between the listed company and the director or immediate family member's current employer; a listed company need not consider former employment of the director or immediate family member.

Charitable organizations shall not be considered "companies" for purposes of Rule 15.5(d)(2)(b)(v), provided however that a listed company shall disclose in its annual proxy statement, or if the listed company does not file an annual proxy statement, in the company's annual report on Form 10-K filed with the Commission, any charitable contributions made by the listed company to any charitable organization in which a director serves as an executive officer if, within the preceding three years, contributions in any single fiscal year exceeded the greater of (A) $200,000, (B) 5% of such charitable organization's consolidated gross revenues, or (C), for companies whose securities are also listed on the NYSE, the amount permitted under NYSE rules. Listed company boards are reminded of their obligations to consider the materiality of any such relationship in accordance with Rule 15.5(d)(2)(a) above.

General Interpretations and Policies to Rule 15.5(d)(2)(b): An "immediate family member" includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person's home. When applying the look back provisions in Rule 15.5(d)(2)(b), listed companies need not consider individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or become incapacitated. In

addition, references to the "company" would include any parent or subsidiary in a consolidated group with the company.

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(3) To empower non-management directors to serve as a more effective check on management, the non-management directors of each company must meet at regularly scheduled executive sessions without management.

Interpretations and Policies: To promote open discussion among the non-management directors, companies must schedule regular executive sessions in which those directors meet without management participation. "Non-management" directors are all those who are not company officers (as that term is defined in Rule 16a-a(f) under the Securities Act of 1933), and includes such directors who are not independent by virtue of a material relationship, former status or family membership, or for any other reason.

Regular scheduling of such meetings is important not only to foster better communication among non-management directors, but also to prevent any negative inference from attaching to the calling of executive sessions. There need not be a single presiding director at all executive sessions of the non-management directors. If one director is chosen to preside at these meetings, his or her name must be disclosed in the company's annual proxy statement or, if the company does not file an annual proxy statement, in the company's annual report on Form 10-K filed with the Commission. Alternatively, a company may disclose the procedure by which a presiding director is selected for each executive session. For example, a company may wish to rotate the presiding position among the chairs of board committees.

In order that interested parties may be able to make their concerns known to the non-management directors, a company must disclose a method for such parties to communicate directly with the presiding director or with the non-management directors as a group. Companies may, if they wish, utilize for this purpose the same procedures they have established to comply with the requirement of Rule 10A-3 (b)(3) under the Act, as applied to listed companies through Rule 15.5(d)(6).

While this Rule 15.5(d)(3) refers to meetings of non-management directors, if that group includes directors who are not independent under this Rule 15.5, listed companies should at least once a year schedule an executive session including only independent directors.

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(4) (a) Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.

(b) The nominating/corporate governance committee must have a written charter that addresses:

(i) the committee's purpose and responsibilities - which at minimum, must be to: identify individuals qualified to become board members, consistent

with criteria approved by the board, and to select, or to recommend that the board select, the director nominees for the next annual meeting of shareholders; develop and recommend to the board a set of corporate governance principles applicable to the corporation; and oversee the evaluation of the board and management; and

(ii) an annual performance evaluation of the committee.

Interpretations and Policies: A nominating/corporate governance committee is central to the effective functioning of the board. New director and board committee nominations are among a board's most important functions. Placing this responsibility in the hands of an independent nominating/corporate governance committee can enhance the independence and quality of nominees. The committee is also responsible for taking a leadership role in shaping the corporate governance of a corporation.

If a company is legally required by contract or otherwise to provide third parties with the ability to nominate directors (for example, preferred stock rights to elect directors upon a dividend default, shareholder agreements, and management agreements), the selection and nomination of such directors need not be subject to the nominating committee process.

The nominating/corporate governance committee charter should also address the following items: committee member qualifications; committee member appointment and removal; committee structure and operations (including authority to delegate to subcommittees); and committee reporting to the board. In addition, the charter should give the nominating/corporate governance committee sole authority to retain and terminate any search firm to be used to identify director candidates, including sole authority to approve the search firm's fees and other retention terms.

Boards may allocate the responsibilities of the nominating/corporate governance committee to committees of their own denomination, provided that the committees are composed entirely of independent directors. Any such committee must have a published committee charter.

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(5) Except as provided in paragraph (a) above, the Exchange shall prohibit the initial or continued listing of any equity security of a listed company that is not in compliance with the following requirements:

(a) Listed Companies must have a Compensation Committee as defined in paragraph (e) below. The Compensation Committee must be composed entirely of independent directors, who are also members of the listed company's board of directors. For purposes of determining the independence of a member of the Compensation Committee, the listed companies must consider the following factors:

(i) the source of compensation of a member of the Compensation Committee, including any consulting, advisory or other compensatory fee paid by the listed company to such member; and

(ii) whether a member of the Compensation Committee is affiliated with the listed company, a subsidiary of the listed company or an affiliate of a subsidiary of the listed company.

(b) The Compensation Committee must have a written charter that addresses:

(i) the Compensation Committee's purpose and responsibilities which at minimum must be to have direct responsibility to:

(A) review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO's performance in light of those goals and objectives, and, either as a Compensation Committee or together with the other independent directors (as directed by the board), determine and approve the CEO's compensation level based on this evaluation;

(B) make recommendations to the board with respect to non-CEO compensation, incentive compensation plans and equity-based plans;

(C) produce a compensation committee report on executive compensation as required by the Commission to be included in the company's annual proxy statement or annual report on Form 10-K filed with the Commission;

(D) retain or obtain the advice of compensation consultants, independent legal counsel and other compensation advisers as determined in its sole discretion;

(E) appoint, compensate and oversee the work of any compensation consultant, independent legal counsel and other adviser retained by the compensation committee; and

(F) select a compensation consultant, independent legal counsel or other adviser to the Compensation Committee only after considering the following relevant factors that may affect the independence of the compensation adviser:

(1) the provision of other services to the issuer by the person that employs the compensation consultant, independent legal counsel or adviser;

(2) the amount of fees received from the issuer by the person that employs the compensation consultant, independent legal counsel or other adviser, as a percentage of the employer's total revenue;

(3) the policies and procedures of the person that employs the compensation consultant, independent legal counsel or other adviser that are designed to prevent conflicts of interest;

(4) any business or personal relationship of the compensation consultant, independent legal counsel or other adviser with a member of the Compensation Committee;

(5) any stock of the issuer owned by the compensation consultant, independent legal counsel or other adviser; and

(6) any business or personal relationship of the compensation consultant, independent legal counsel, other adviser or person employing the advisor with an executive officer of the issuer.

(ii) an annual performance evaluation of the Compensation Committee.

(c) Listed companies must provide for appropriate funding, as determined by the Compensation Committee, for payment of reasonable compensation to a compensation consultant, independent legal counsel or any other adviser.

(d) Listed companies that fail to comply with the requirements under this Section will be subject to the delisting procedures set forth in Rule 15.7 unless the deficiencies are cured within forty-five days from the date of notification by the Exchange. However, if a member of the Compensation Committee ceases to be independent for reasons outside of the member's control, that person, with notice by the listed company to the Exchange may remain a Compensation Committee member of the listed company until the earlier of the next annual shareholders' meeting of the listed company or one year from the occurrence of the event that caused the member to be no longer independent.

(e) A Smaller Reporting Company, as defined in Rule 12b-2 under the Act, is not subject to the requirements of Rule 15.5(d)(5).

Small Company that Ceases to Qualify as a Smaller Reporting Company

Under SEC Rule 12b-2, a company tests its status as a smaller reporting company on an annual basis at the end of its most recently completed second fiscal quarter (hereinafter, for purposes of this subsection, the "Smaller Reporting Company Determination Date"). To the extent a smaller reporting company ceases to qualify as such under SEC rules, it is required, if applicable, to: (I) have a compensation committee of which all of the members meet the independence standard of Rule 15.5(d)(5) within six months of the Smaller Reporting Company Determination Date; and (II) comply with Rule 15.5(b)(i)(F) as of the Smaller Reporting Company Determination Date.

(f) Definitions: For purposes of this Section the below term shall have the following meaning:

Compensation Committee. A committee that oversees executive compensation, whether or not such committee also performs other functions or is formally designated as a compensation committee.

Interpretations and Policies: In determining the long-term incentive component of CEO compensation, the Committee should consider the company's performance and relative shareholder return, the value of similar incentive awards to CEOs at comparable companies, and the awards given to the listed company's CEO in past years. To avoid confusion, note that the Compensation Committee is not precluded from approving awards (with or without ratification of the board) as may be required to comply with applicable tax laws.

The Compensation Committee charter should also address the following items: Committee member qualifications; committee member appointment and removal; committee structure and operations (including authority to delegate to subcommittees); and committee reporting to the board.

Additionally, if a compensation consultant is to assist in the evaluation of director, CEO or senior executive compensation, the Compensation Committee shall be directly responsible for appointment, compensation and oversight of the work of any compensation consultant, independent legal counsel and other adviser retained by the compensation committee.

Nothing in this provision should be construed as precluding discussion of CEO compensation with the board generally, as it is not the intent of this standard to impair communication among members of the board.

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(6) Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Act and this Chapter.

Interpretations and Policies: The Exchange will apply the requirements of Rule 10A-3 in a manner consistent with the guidance provided by the Commission in Securities Exchange Act Release No. 34-47654 (April 1, 2003). Without limiting the generality of the foregoing, as provided in Rule 15.4(d), the Exchange will provide companies the opportunity to cure defects provided in Rule 10A-3(a)(3) under the Act.

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(7) (a) In accordance with Rule 15.4(a)(1), the audit committee must have a minimum of three members.

Interpretations and Policies: Each member of the audit committee must be financially literate, as such qualification is interpreted by the company's board in its business judgment, or must become financially literate within a reasonable period of time after his or her appointment to the audit committee. In addition, at least one member of the audit committee must have accounting or related financial management expertise, as the company's board interprets such qualification in its business judgment. While the Exchange does not require that a listed company's audit committee include a person who satisfies the definition of audit committee financial expert set out in Item 401 (h) of Regulation S-K, a board may presume that such a person has accounting or related financial management expertise.

Because of the audit committee's demanding role and responsibilities, and the time commitment attendant to committee membership, each prospective audit committee member should evaluate carefully the existing demands on his or her time before accepting this important assignment. Additionally, if an audit committee member simultaneously serves on the audit committees of more than three public companies, and the listed company does not limit the number of audit committees on which its audit committee members serve, then in each case, the board must determine that such simultaneous service would not impair the ability of such member to effectively serve on the listed company's audit committee and disclose such determination in the company's annual proxy statement or, if the company does not file an annual proxy statement, in the company's annual report on Form 10-K filed with the Commission.

(b) In addition to any requirement of Rule 10A-3(b)(1) of the Act, all audit committee members must satisfy the requirements for independence set out in Rule 15.5(d)(2).

(c) In accordance with Rule 15.4(a)(2), the audit committee must have a written charter. In addition to the requirements of Rule 15.4(a)(2), the charter must address the following:

(i) the committee's purpose - which, at minimum, must be to:

(A) assist board oversight of (1) the integrity of the company's financial statements, (2) the company's compliance with legal and regulatory requirements, (3) the independent auditor's qualifications and independence and (4) the performance of the company's internal audit function and independent auditors; and

(B) prepare an audit committee report as required by the Commission to be included in the company's annual proxy statement;

(ii) an annual performance evaluation of the audit committee; and

(iii) the duties and responsibilities of the audit committee - which, at a minimum must include those set out in Rule 10A-3(b)(2), (3), (4) and (5) of the Act and in Rule 15.4, as well as include that the committee:

(A) at least annually, obtain and review a report by the independent auditor describing: the firm's internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditor's independence) all relationships between the independent auditor and the company;

Interpretations and Policies: After reviewing the foregoing report and the independent auditor's work throughout the year, the audit committee will be in a position to evaluate the auditor's qualifications, performance and independence. This evaluation should include the review and evaluation of the lead partner of the independent auditor. In making its evaluation, the audit committee should take into account the opinions of management and the company's internal auditors (or other personnel responsible for the internal audit function). In addition to assuring the regular rotation of the lead audit partner as required by law, the audit committee should further consider whether, in order to assure continuing auditor independence, there should be regular rotation of the audit firm itself. The audit committee should present its conclusions with respect to the independent auditor to the full board.

(B) discuss the company's annual audited financial statements and quarterly financial statements with management and the independent auditor, including the company's disclosures under

"Management's Discussion and Analysis of Financial Condition and Results of Operations"

(C) discuss the company's earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

Interpretations and Policies: The audit committee's responsibility to discuss earnings releases, as well as financial information and earnings guidance, may be done generally (i.e., discussion of the types of information to be disclosed and the type of presentation to be made). The audit committee need not discuss in advance each earnings release or each instance in which a company may provide earnings guidance.

(D) discuss policies with respect to risk assessment and risk management;

Interpretations and Policies: While it is the job of the CEO and senior management to assess and manage the company's exposure to risk, the audit committee must discuss guidelines and policies to govern the process by which this is handled. The audit committee should discuss the company's major financial risk exposures and the steps management has taken to monitor and control such exposures. The audit committee is not required to be the sole body responsible for risk assessment and management, but, as stated above, the committee must discuss guidelines and policies to govern the process by which risk assessment and management is undertaken. Many companies, particularly financial companies, manage and assess their risk through mechanisms other than the audit committee. The processes these companies have in place should be reviewed in a general manner by the audit committee, but they need not be replaced by the audit committee.

(E) meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with independent auditors;

Interpretations and Policies: To perform its oversight functions most effectively, the audit committee must have the benefit of separate sessions with management, the independent auditors and those responsible for the internal audit function. As noted herein, all listed companies must have an internal audit function. These separate sessions may be more productive than joint sessions in surfacing issues warranting committee attention.

(F) review with the independent auditor any audit problems or difficulties and management's response;

Interpretations and Policies: The audit committee must regularly review with the independent auditor any difficulties the auditor encountered in the course of the audit work, including any restrictions on the scope of the independent auditor's activities or on access to requested information, and any significant disagreements with management. Among the items the audit committee may want to review with the auditor are: any accounting adjustments that were noted or proposed by the auditor but were "passed" (as immaterial or otherwise); any communications between the audit team and the audit firm's national office respecting auditing or accounting issues presented by the engagement; and any "management" or "internal control" letter issued, or proposed to be issued, by the audit firm to the company. The review should also include discussion of the responsibilities, budget and staffing of the company's internal audit function.

(G) set clear hiring policies for employees or former employees of the independent auditors; and

Interpretations and Policies: Employees or former employees of the independent auditor are often valuable additions to corporate management. Such individuals' familiarity with the business, and personal rapport with the employees, may be attractive qualities when filling a key opening. However, the audit committee should set hiring policies taking into account the pressures that may exist for auditors consciously or subconsciously seeking a job with the company they audit.

(H) report regularly to the board of directors.

Interpretations and Policies: The audit committee should review with the full board any issues that arise with respect to the quality or integrity of the company's financial statements, the company's compliance with legal or regulatory requirements, the performance and independence of the company's independent auditors, or the performance of the internal audit function.

General Interpretations and Policies to Rule 15.5(d)(7)(c): While the fundamental responsibility for the company's financial statements and disclosures rests with management and the independent auditor, the audit committee must review: (A) major issues regarding accounting principles and financial statement presentations, including any significant changes in the

company's selection or application of accounting principles, and major issues as to the adequacy of the company's internal controls and any special audit steps adopted in the light of material control deficiencies; (B) analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements; (C) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the company; and (D) the type and presentation of information to be included in earnings press releases (paying particular attention to any use of "pro forma," or "adjusted" non-GAAP, information), as well as review any financial information and earnings guidance provided to analysts and rating agencies.

(d) Each listed company must have an internal audit function.

Interpretations and Policies: Listed companies must maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company's risk management process and system of internal control. A company may choose to outsource this function to a third party service provider other than its independent auditor.

General Interpretations and Policies to Rule 15.5(d)(7): To avoid any confusion, note that the audit committee functions specified in Rule 15.5(d)(7) are the sole responsibility of the audit committee and may not be allocated to a different committee.

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(8) Listed companies must satisfy the requirements for shareholder approval of equity compensation plans in accordance with Exchange Rule 13.7.

(9) Listed companies must adopt and disclose corporate governance guidelines.

Interpretations and Policies: No single set of guidelines would be appropriate for every company, but certain key areas of universal importance include director qualifications and responsibilities, responsibilities of key board committees, and director compensation. Given the importance of corporate governance, each listed company's website must include its corporate governance guidelines and the charters of its most important committees (including at least the audit, and if applicable, compensation and nominating committees). Each company's annual report on Form 10-K filed with the Commission must state that the foregoing information is available on its website, and that the information is available in print to any shareholder who requests it. Making this information publicly available should promote better investor understanding of the company's policies and procedures, as well as more conscientious adherence to them by directors and management.

The following subjects must be addressed in the corporate governance guidelines:

(A) Director qualification standards. These standards should, at minimum, reflect the independence requirements set forth in Rule 15.5(d)(1) and (2). Companies may also address other substantive qualification requirements, including policies limiting the number of boards on which a director may sit, and director tenure, retirement and succession.

(B) Director responsibilities. These responsibilities should clearly articulate what is expected from a director, including basic duties and responsibilities with respect to attendance at board meetings and advance review of meeting materials.

(C) Director access to management and, as necessary and appropriate, independent advisors.

(D) Director compensation. Director compensation guidelines should include general principles for determining the form and amount of director compensation (and for reviewing those principles as appropriate). The board should be aware that questions as to directors' independence may be raised when directors' fees and emoluments exceed what is customary. Similar concerns may be raised when the company makes substantial charitable contributions to organizations in which a director is affiliated, or enters into consulting contracts with (or provides other indirect forms of compensation to) a director. The board should critically evaluate each of these matters when determining the form and amount of director compensation, and the independence of a director.

(E) Director orientation and continuing education.

(F) Management succession. Succession planning should include policies and principles for CEO selection and performance review, as well as policies regarding succession in the event of an emergency or the retirement of the CEO.

(G) Annual performance evaluation of the board. The board should conduct a self-evaluation at least annually to determine whether it and its committees are functioning effectively.

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(10) Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

Interpretations and Policies: No code of business conduct and ethics can replace the thoughtful behavior of an ethical director, officer or employee. However, such a code can focus the board and management on areas of ethical risk, provide guidance to personnel to help them recognize and deal with ethical issues, provide mechanisms to report unethical conduct, and help to foster a culture of honesty and accountability.

Each code of business conduct and ethics must require that any waiver of the code for executive officers or directors may be made only by the board or a board committee and must

be promptly disclosed to shareholders. This disclosure requirement should inhibit casual and perhaps questionable waivers, and should help assure that, when warranted, a waiver is accompanied by appropriate controls designed to protect the company. It will also give shareholders the opportunity to evaluate the board's performance in granting waivers.

Each code of business conduct and ethics must also contain compliance standards and procedures that will facilitate the effective operation of the code. These standards should ensure the prompt and consistent action against violations of the code. Each listed company's website must include its code of business conduct and ethics. Each company's annual report on Form 10-K filed with the Commission must state that the foregoing information is available on its website and that the information is available in print to any shareholder who requests it.

Each company may determine its own policies, but all listed companies should address the most important topics, including the following:

(A) Conflicts of interest. A "conflict of interest" occurs when an individual's private interest interferes in any way-or even appears to interfere-with the interests of the corporation as a whole. A conflict situation can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform his or her company work objectively and effectively. Conflicts of interest also arise when an employee, officer or director, or a member of his or her family, receives improper personal benefits as a result of his or her position in the company. Loans to, or guarantees of obligations of, such persons are of special concern. The company should have a policy prohibiting such conflicts of interest, and providing a means for employees, officers and directors to communicate potential conflicts to the company.

(B) Corporate opportunities. Employees, officers and directors should be prohibited from (a) taking for themselves personally opportunities that are discovered through the use of corporate property, information or position; (b) using corporate property, information or position for personal gain; and (c) competing with the company. Employees, officers and directors owe a duty to the company to advance its legitimate interests when the opportunity to do so arises.

(C) Confidentially. Employees, officers and directors should maintain the confidentiality of information entrusted to them by the company or its customers, except when disclosure is authorized or legally mandated. Confidential information includes all non-public information that might be of use to competitors, or harmful to the company or its customers, if disclosed.

(D) Fair dealing. Each employee, officer and director should endeavor to deal fairly with the company's customers, suppliers, competitors and employees. None should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice. Companies may write their codes in a manner that does not alter existing legal rights and obligations of companies and their employees, such as "at will" employment arrangements.

(E) Protection and proper use of company assets. All employees, officers and directors should protect the company's assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the company's profitability. All company assets should be used for legitimate business purposes.

(F) Compliance with laws, rules and regulations (including insider trading laws). The company should proactively promote compliance with laws, rules and regulations, including

insider-trading laws. Insider trading is both unethical and illegal, and should be dealt with decisively.

(G) Encouraging the reporting of any illegal or unethical behavior. The company should proactively promote ethical behavior. The company should encourage employees to talk to supervisors, managers, or other appropriate personnel when in doubt about the best course of action in a particular situation. Additionally, employees should report violations of laws, rules, regulations or the code of business conduct to appropriate personnel. To encourage employees to report such violations, the company must ensure that employees know that the company will not allow retaliation for reports made in good faith.

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(11) Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under the Exchange's listing standards.

Interpretations and Policies: Foreign private issuers must make their U.S. investors aware of the significant ways in which their home-country practices differ from those followed by domestic companies under the Exchange's listing standards. However, foreign private issuers are not required to present a detailed, item-by-item analysis of these differences. Such a disclosure would be long and unnecessarily complicated. Moreover, this requirement is not intended to suggest that one country's corporate governance practices are better or more effective than another. The Exchange believes the U.S. shareholders should be aware of the significant ways that the governance of a listed foreign private issuer differs from that of a U.S. listed company. The Exchange underscores that what is required is a brief, general summary of the significant differences, not a cumbersome analysis.

Listed foreign private issuers may provide this disclosure either on their website (provided it is in the English language and accessible from the United States) and/or in their annual report as distributed to shareholders in the United States (again, in the English language). If the disclosure is only made available on the website, the annual report shall so state and provide the web address at which the information may be obtained.

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(12) (a) Each listed company CEO must certify to the Exchange each year that he or she is not aware of any violation by the company of Exchange corporate governance listing standards.

Interpretations and Policies: The CEO's annual certification to the Exchange that, as of the date of certification, he or she is unaware of any violation by the company of the Exchange's corporate governance listing standards will focus the CEO and senior management on the company's compliance with the listing standards. Both this certification to the Exchange, and

any CEO/CFO certifications required to be filed with the Commission regarding the quality of the company's public disclosure must be disclosed in the company's annual report to shareholders or, if the company does not prepare an annual report to shareholders, in the companies annual report on Form 10-K filed with the Commission.

(b) Each listed company CEO must promptly notify the Exchange in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of this Rule 15.5.

(13) The Exchange may issue a public reprimand letter to any listed company that violates an Exchange listing standard.

Interpretations and Policies: Suspending trading in or delisting a company can be harmful to the very shareholders that the Exchange listing standards seek to protect; the Exchange must therefore use these measures sparingly and judiciously. For this reason it is appropriate for the Exchange to have the ability to apply a lesser sanction to deter companies from violating its corporate governance (or other) listing standards. Accordingly, the Exchange may issue a public reprimand letter to any listed company, regardless of type of security listed or country of incorporation, that it determines has violated an Exchange listing standard. For companies that repeatedly or flagrantly violate Exchange listing standards, suspension and delisting remain the ultimate penalties. For clarification, this lesser sanction is not intended for use in the case of companies that fall below the financial and other continued listing standards provided in this Chapter or that fail to comply with the audit committee standards set out in Rule 15.4 or Rule 15.5(d)(6). The process and procedures provided for in those provisions govern the treatment of companies falling below those standards.

Amended: 6-8-06 (SR-NSX-2006-03), 01-15-2013 (SR-NSX-2012-15)

Rule 15.6. Shareholder Approval of Equity Compensation Plans

Equity compensation plans can help align shareholder and management interests, and equity-based awards are often very important components of employee compensation. To provide checks and balances on the potential dilution resulting from the process of earmarking shares to be used for equity-based awards, the Exchange requires that all equity compensation plans, and any material revisions to the terms of such plans, be subject to shareholder approval, with limited exemptions identified in this rule.

(a) Definition of Equity Compensation Plan. An "equity compensation plan" is a plan or other arrangement that provides for the delivery of equity securities (either newly issued or treasury shares) of the listed company to any employee, director or other service provider as compensation for services. A compensatory grant of options or other equity securities that is not made under a plan is considered an "equity compensation plan" for purposes of these rules.

(b) Exceptions to Equity Compensation Plan Definition. The following are not equity compensation plans, even if the brokerage and other costs of the plan are paid for by the listed company:

(1) plans that are made available to shareholders generally, such as a typical dividend reinvestment plan;

(2) plans that merely allow employees, directors or other service providers to elect to buy shares on the open market or from the listed company for their current fair market value, regardless of whether: (i) the shares are delivered immediately or on a deferred basis; or (ii) the payments for the shares are made directly or by giving up compensation that is otherwise due (for example, through payroll deductions).

(c) Material Revisions. A "material revision" of an equity compensation plan includes, but is not limited to, the following:

(1) A material increase in the number of shares available under the plan, other than an increase solely to reflect a reorganization, stock split, merger, spinoff or similar transaction.

(i) If a plan contains a formula for automatic increases in the number of shares available (sometimes referred to as an "evergreen formula") or for automatic grants pursuant to a formula, each such increase or grant will be considered a revision requiring shareholder approval unless the plan has a term of not more than ten years. Regardless of the term, this type of plan is referred to below as a "formula plan." Examples of automatic grants pursuant to a formula are: (A) annual grants to directors of restricted stock having a certain dollar value, and (B) "matching contributions," whereby stock is credited to a participant's account based upon the amount of compensation the participant elects to defer.

(ii) If a plan contains no limit on the number of shares available and it is not a formula plan, then each grant under the plan will require separate shareholder approval regardless of whether the plan has a term of not more than ten years. This type of plan is referred to below as a "discretionary plan." A requirement that grants be made out of treasury shares or repurchased shares will not, in itself, be considered a limit or pre-established formula so as to prevent a plan from being considered a discretionary plan.

(2) An expansion of the types of awards available under the plan.

(3) A material expansion of the class of employees, directors or other service providers eligible to participate in the plan.

(4) A material extension of the term of the plan.

(5) A material change to the method of determining the strike price of options under the plan.

(i) A change in the method of determining "fair market value" from the closing price on the date of the grant to the average of the high and low price on the date of grant is an example of a change that the Exchange would not review as material.

(6) The deletion or limitation of any provision prohibiting repricing of options.

An amendment will not be considered a "material revision" if it curtails rather than expands the scope of the plan in question.

(d) Repricings. A plan that does not contain a provision that specifically permits repricing of options will be considered for purposes of this listing standard as prohibiting repricing. Accordingly, any actual repricing of options will be considered a material revision of a plan even if the plan itself is not revised. This consideration will not apply to a repricing through an exchange offer that commenced before the date this listing standard became effective. "Repricing" means any of the following or any other action that has the same effect:

(1) Lowering the strike price of an option after it is granted.

(2) Any other action that is treated as a repricing under generally accepted accounting principles.

(3) Canceling an option at a time when its strike price exceeds the fair market value of the underlying stock, in exchange for another option, restricted stock, or other equity, unless the cancellation and exchange occurs in connection with a merger, acquisition, spin-off or other similar corporate transaction.

(e) Exemptions. The listing standard does not require shareholder approval of employment inducement awards; certain grants, plans and amendments in the context of mergers and acquisitions; and certain specific types of plans, all described below. However, these exempt grants, plans and amendments may be made only with the approval of the company's independent compensation committee or the approval of a majority of the company's independent directors. Companies must also notify the Exchange in writing when they use one of these exemptions.

(1) Employment Inducement Awards. An employment inducement award is a grant of options or other equity-based compensation as a material inducement to a person or persons being hired by the listed company or any of its subsidiaries, or being rehired following a bona fide period of interruption of employment. Inducement awards include grants to new employees in connection with a merger or acquisition. Promptly following a grant of any inducement award in reliance on this exemption, the listed company must disclose in a press release the material terms of the award, including the recipient(s) of the award and the number of shares involved.

(2) Mergers and Acquisitions. Two exemptions apply in the context of corporate acquisitions and mergers. First, shareholder approval will not be required to convert, replace or adjust outstanding options or other equity compensation awards to reflect the transaction. Second, shares available under certain plans acquired in corporate acquisitions and mergers may be used for certain post-

transaction grants without further shareholder approval. This exemption applies to situations where a party that is not a listed company following the transaction has shares available for grant under pre-existing plans that were previously approved by shareholders. A plan adopted in contemplation of the merger or acquisition transaction would not be considered "pre-existing" for purposes of this exemption. Shares available under such a pre-existing plan may be used for post-transaction grants of options and other awards with respect to equity of the entity that is the listed company after the transaction, either under the pre-existing plan or another plan, without further shareholder approval, so long as:

(i) the number of shares available for grants is appropriately adjusted to reflect the transaction;

(ii) the time during which those shares are available is not extended beyond the period when they would have been available under the pre-existing plan, absent the transaction; and

(iii) the options and other awards are not granted to individuals who were employed, immediately before the transaction, by the post-transaction listed company or entities that were its subsidiaries immediately before the transaction.

Any shares reserved for listing in connection with a transaction pursuant to either of these exemptions would be counted by the Exchange in determining whether the transaction involved the issuance of 20% or more of the company's outstanding common stock, and thus require shareholder approval. These merger-related exemptions will not result in any increase in the aggregate potential dilution of the combined enterprise. Further, mergers or acquisitions are not routine occurrences and are not likely to be abused. Therefore, the Exchange considers both of these exemptions to be consistent with the fundamental policy involved in this standard.

(3) Qualified Plans, Section 423 Plans and Parallel Excess Plans.

(i) The following types of plans, and material revisions thereto, are exempt from the shareholder approval requirement: (A) plans intended to meet the requirements of Section 401(a) of the Internal Revenue Code (e.g., ESOPs); (B) plans intended to meet the requirements of Section 423 of the Internal Revenue Code; and (C) "parallel excess plans" as defined below.

(ii) Section 401(a) plans and Section 423 plans are already regulated under the Internal Revenue Code and Treasury regulations. Section 423 plans, which are stock purchase plans under which an employee can purchase no more than $25,000 worth of stock per year at a plan-specified discount capped at 15% are also required by the Internal Revenue Code to receive shareholder approval. While Section 401(a) plans and parallel plans are not required to be approved by shareholders, U.S. GAAP requires that the shares issued under these plans be "expensed" (i.e., treated as a compensation expense on the income statement) by the company issuing the shares. An equity compensation plan that provides non-U.S. employees with substantially the same benefits as a comparable Section 401(a) plan, Section 423 plan or

parallel excess plan that the listed company provides to its U.S. employees, but for features necessary to comply with applicable foreign tax law, are also exempt from shareholder approval under this section.

(iii) The term "parallel excess plan" means a plan that is a "pension plan" within the meaning of the Employee Retirement Income Security Act ("ERISA") that is designed to work in parallel with a plan intended to be qualified under Internal Revenue Code Section 401(a) to provide benefits that exceed the limits set forth in Internal Revenue Code Section 402(g)(the section that limits an employee's annual pre-tax contributions to a 401(k) plan), Internal Revenue Code Section 401(a)(17)(the section that limits the amount of an employee's compensation that can be taken into account for plan purposes) and/or Internal Revenue Code Section 415 (the section that limits the contributions and benefits under qualified plans) and/or any successor or similar limitations that may hereafter be enacted. A plan will not be considered a parallel excess plan unless: (A) it covers all or substantially all employees of an employer who are participants in the related qualified plan whose annual compensation is in excess of the limit of Internal Revenue Code Section 401(a)(17)(or any successor or similar limits that may hereafter be enacted); (B) its terms are substantially the same as the qualified plan that it parallels except for the elimination of the limits described in the proceeding sentence and the limitation described in clause (C); and (C) no participant receives employer equity contributions under the plan in excess of 25% of the participant's cash compensation.

(f) Transition Rules. Except as provided below, a plan that was adopted before the date the Commission order approving this listing standard will not be subject to shareholder approval under this Rule 15.6 unless and until it is materially revised.

(1) In the case of a discretionary plan, as defined in "Material Revisions" above, whether or not previously approved by shareholders, additional grants may be made after the effective date of this Rule 15.6 without further shareholder approval only for a limited transaction period, defined below, and then only in a manner consistent with past practice. In applying this rule, if a plan can be separated into a discretionary plan portion and a portion that is not discretionary, the non-discretionary portion of the plan can continue to be used separately, under the appropriate transition rule. For example, if a shareholder-approved plan permits both grants pursuant to a provision that makes available a specific number of shares, and grants pursuant to provision authorizing the use of treasury shares without regard to the specific share limit, the former provision (but not the latter) may continue to be used after the transition period, under the general rule above.

(2) In the case of a formula plan, as defined in "Material Revisions" above, that either (i) has not previously been approved by shareholders or (ii) does not have a term of ten years or less, additional grants may be made after the effective date of this Rule 15.6 without further shareholder approval only for a limited transition period, defined below.

(3) The limited transition period described in subparagraphs (f)(1) and (f)(2) above will end upon the first to occur of: (i) the listed company's next annual meeting at

which directors are elected that occurs more than 180 days after the effective date of this listing standard; (ii) the first anniversary of the effective date this Rule 15.6; and (iii) the expiration of the plan.

(4) A shareholder-approved formula plan may continue to be used after the end of this transition period if it is amended to provide for a term of ten years or less from the date of its original adoption or, if later, the date of its most recent shareholder approval. Such an amendment may be made before or after the effective date of this Rule 15.6, and would not itself be considered a "material revision" requiring shareholder approval. In addition, a formula plan may continue to be used, without shareholder approval, if the grants after the effective date of this Rule 15.6 are made only from the shares available immediately before the effective date (i.e., based on formulaic increases that occurred prior to such effective date).

(g) Broker Voting. For ETP Holder proxy requirements with respect to the implementation of any equity compensation plan, or any material revisions to the terms of any existing equity compensation plan, refer to Rule 13.3.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 15.7. Suspension and/or Delisting by Exchange

(a) The Board may suspend dealings in any issue admitted to trading on the Exchange.

(b) Whenever the Board determines that it no longer is appropriate for a security to continue to be traded on the Exchange, it may institute proceedings to delist such security by filing the appropriate application with the Commission (the "Form 25") to strike a class of securities from listing on the Exchange or from registration under Section 12(b) of the Act within a reasonable time after the Exchange makes the decision to suspend or delist a security. The Exchange shall provide: (1) notice to the issuer of the Exchange's decision to delist the issuer's securities; (2) an opportunity for the issuer to file an appeal pursuant to the Chapter X of the Exchange Rules governing adverse actions; (3) public notice, no fewer than ten days before the delisting becomes effective, of the Exchange's final determination to delist the security via a press release and posting on the Exchange's website (such posting to remain on the Exchange's website until the effective date of the delisting); and (4) the prompt delivery of a copy of the Form 25 to the issuer.

(c) The securities of an issuer will be subject to suspension and/or withdrawal from listing and registration as a listed issue if any of the following conditions are found to exist:

(1) failure to comply with the listing standards and agreements; or

(2) sustained loss so that financial condition becomes so impaired that it is questionable to the Exchange whether the company can continue operations and/or meet its obligations as they mature or

(3) the entire class of securities has been called for redemption, maturity or retirement; appropriate notice thereof has been given; funds sufficient for the payment of all such securities have been deposited with an agency authorized to make such payments, and such funds have been made available to security holders; or

(4) the entire class of security has been redeemed or paid at maturity or retirement; or

(5) the instruments representing the securities comprising the entire class have come to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right, except, if such be the fact, the right to receive an immediate cash payment (the right of dissenters to receive the appraised or fair value of their holdings shall not prevent the application of this provision); or

(6) all rights pertaining to the entire class of the security have been extinguished; provided, however, that where such an event occurs as a result of an order of a court or other governmental authority, the orders hall be final, all applicable appeals periods shall have expired and no appeals shall be pending.

Notwithstanding the foregoing, the Board may determine that the suspension or delisting of an issue is necessary for the protection of investors and the public interest.

Amended: 6-8-06 (SR-NSX-2006-03)

Rule 15.8. Delisting by Issuer

A security, which in the opinion of the Board is eligible for continued listing, may be removed from listing upon the request or application of the issuer provided that the issuer submits the following to the Exchange:

(a) a certified copy of a resolution adopted by the board of directors of the issuer authorizing withdrawal from listing and registration;

(b) a statement setting forth in detail the reasons for the proposed withdrawal and the facts in support thereof;

(c) a certification of its compliance with the Exchange's Rules for delisting and applicable state and federal laws;

(d) written notifications to the Exchange:

(i) no fewer than ten days before the issuer files Form 25 with the Commission of its intent to withdraw its securities from listing and/or registration on the Exchange (such form shall set forth a description of the security involved, together with a statement of all the material facts relating to the reasons for the withdrawal);

(ii) of its filing of Form 25 with the Commission simultaneous with said filing (such notification shall include the date the issuer expects such withdrawal to become effective pursuant to the rules of the Commission); and

(iii) of the effective date of such withdrawal immediately after its withdrawal from listing becomes effective pursuant to the rules of the Commission; and

(e) a certification that the issuer has, contemporaneous with providing written notice to the Exchange, issued a public notice of the issuer's intent to delist, and/or withdraw its securities from Section 12(b) registration, via a press release and, if it has a publicly accessible web site, post such notice on such web site and has undertaken to continue such posting on its website until the effective date of the delisting.

Interpretations and Policies:

.01. Any issuer seeking to voluntarily apply to withdraw a class of securities from listing on the Exchange pursuant to Exchange Rule 15.8 above that has received notice from the Exchange, pursuant to Exchange Rule 15.7(c) above or otherwise, that it is below the Exchange's continued listing policies and standards, or that is aware that it is below such continued listing policies and standards notwithstanding that it has not received such notice from the Exchange, must disclose that it is no longer eligible for continued listing (including the specific continued listing policies and standards that the issue is below) in: (i) its statement of all material facts (pursuant to Exchange Rule 15.8(d) above) relating to the reasons for withdrawal from listing provided to the Exchange along with written notice of its determination to withdraw from listing required by Rule12d2-2(c)(2)(ii) under the Act and; (ii) its public press release and web site notice required by Rule 12d2-2(c)(2)(iii) under the Act.

Amended: 6-8-06 (SR-NSX-2006-03)

Other Exchange Products

Rule 15.9. Unlisted Trading Privileges

A. UTP Securities. Notwithstanding the requirements for listing set forth in these Rules, the Exchange extend unlisted trading privileges ("UTP") to any security that is listed on another national securities exchange or with respect to which unlisted trading privileges may otherwise be extended in accordance with Section 12(f) of the Act. Any such security will be subject to all Exchange trading rules applicable to equity securities, unless otherwise noted.

B. UTP Derivative Securities. Any UTP Security that is a "new derivative securities product" as defined in Rule 19b-4(e) under the Act (a "UTP Derivative Security") and traded pursuant to Rule 19b-4(e) under the Act shall be subject to the additional following rules:

(1) Form 19b-4(e). The Exchange shall file with the Securities and Exchange Commission a Form 19b-4(e) with respect to each UTP Derivative Security.

(2) Information Circular. The Exchange shall distribute an information circular prior to the commencement of trading in such UTP Derivative Security that generally includes the same information as contained in the information circular provided by the listing exchange, including: (a) the special risks of trading new derivative securities product; (b) the Exchange Rules that will apply to the new derivative securities product, including Rule 3.7; (c) information about the dissemination of value of the underlying assets or indexes; and (d) the risk of trading outside of Regular Trading Hours (as determined pursuant to Rule 11.1), due to the lack of calculation or dissemination of the intra-day indicative value or a similar value.

(3) Product Description.

(a) This subparagraph (3) is applicable to Exchange Traded Funds. The term Exchange Traded Funds ("ETFs") includes unit investment trusts, portfolio depositary receipts and trust issued receipts designed to track the performance of a broad stock or bond market, stock industry sector, and U.S. Treasury and corporate bonds, among other things.

(b) Prospectus Delivery Requirements. ETP Holders are subject to the prospectus delivery requirements under the Securities Act of 1933, unless the derivative securities product is an ETF that is the subject of an order by the Securities and Exchange Commission exempting the product from certain prospectus delivery requirements under Section 24(d) of the Investment Company Act of 1940 and the product is not otherwise subject to prospectus delivery requirements under the Securities Act of 1933.

(c) Written Description of Terms and Conditions. The Exchange shall inform ETP Holders regarding the application of the provisions of this subparagraph to a particular series of ETFs by means of an information circular. The Exchange requires that ETP Holders provide all purchasers of a series of ETFs a written description of the terms and characteristics of those securities, in a form approved by the Exchange or prepared by the open-ended management company issuing such securities, not later than the time a confirmation of the first transaction in such series is delivered to such purchaser. In addition, the ETP Holders shall include a written description with any sales material relating to a series of ETFs that is provided to customers or the public. Any other written materials provided by an ETP Holder to customers or the public making specific reference to the series of ETFs as an investment vehicle must include a statement substantially in the following form:

> "A circular describing the terms and characteristics of [*the series of ETFs*] has been prepared by the [*open-ended management investment company name*] and is available from your broker. It is recommended that you obtain and review such circular before purchasing [*the series of ETFs*]."

An ETP Holder carrying an omnibus account for a non-ETP Holder is required to inform such non-ETP Holder that execution of an order to purchase a series of ETFs for such omnibus account will be deemed to constitute an agreement by the non-ETP Holder to make such written description available to its customers on the same terms as are directly applicable to the ETP Holder under this Rule.

(d) Customer Requests for a Prospectus. Upon request of a customer, an ETP Holder shall also provide a prospectus for the particular series of ETF.

(4) Trading Halts.

(a) If a temporary interruption occurs in the calculation or wide dissemination of the intraday indicative value (or similar value) or the value of the underlying index or instrument and the listing market halts trading in the product, the Exchange, upon notification by the listing market of such halt due to such temporary interruption, also shall immediately halt trading in that product on the Exchange. If the intraday indicative value (or similar value) or the value of the underlying index or instrument continues not to be calculated or widely available as of the commencement of trading on the Exchange on the next business day, the Exchange shall not commence trading of the product that day. If an interruption in the calculation or wide dissemination of the intraday indicative value (or similar value) or the value of the underlying index or instrument continues, the Exchange may resume trading in the product only if calculation and wide dissemination of the intraday indicative value (or similar value) or the value of the underlying index or instrument resumes or trading in such series resumes in the listing market. Nothing in this rule shall limit the power of the Exchange under the By-Laws, Rules (including without limitation Rules 11.20, 12.11 and 15.7) or procedures of the Exchange with respect to the Exchange's ability to suspend trading in any securities if such suspension is necessary for the protection of investors or in the public interest.

(b) For a UTP Derivative Security where a net asset value is disseminated, upon notification from the listing market that the net asset value is not being disseminated to all market participants at the same time, the Exchange will immediately halt trading in such security. The Exchange may resume trading in the UTP Derivative Security only when the net asset value is disseminated to all market participants at the same time or trading in the UTP Derivative Security resumes on the listing market.

(5) Surveillance. The exchange shall enter into a comprehensive surveillance sharing agreement with markets trading components of the index or portfolio on which the UTP Derivative Security is based to the same extent as the listing exchange's rules require the listing exchange to enter into a comprehensive surveillance sharing agreement with such markets.

Amended: 6-8-06 (SR-NSX-2006-03); 3-6-08 (SR-NSX-2008-05); 07-29-10 (SR-NSX-2010-09)

Rule 15.10. Portfolio Depositary Receipts

(1) Applicability. This rule is applicable only to Portfolio Depositary Receipts. Except to the extent inconsistent with this rule, or unless the context otherwise requires, the provisions of the By-Laws and all other rules and policies of the Board shall be applicable to the trading on the Exchange of such securities. Portfolio Depositary Receipts are included within the definition of "security" or "securities" as such terms are used in the By-Laws and Rules of the Exchange.

(2) Definitions. The following terms as used in the Rules shall, unless the context otherwise requires, have the meanings herein specified:

(a) Portfolio Depositary Receipt. The term "Portfolio Depositary Receipt" means a security (i) that is based on a unit investment trust ("Trust") which holds the securities which comprise an index or portfolio underlying a series of Portfolio Depositary Receipts; (ii) that is issued by the Trust in a specified aggregate minimum number in return for a "Portfolio Deposit" consisting of specified numbers of shares of stock plus a cash amount; (iii) that, when aggregated in the

same specified minimum number, may be redeemed from the Trust which will pay to the redeeming holder the stock and cash then comprising the "Portfolio Deposit"; and (iv) that pays holders a periodic cash payment corresponding to the regular cash dividends or distributions declared with respect to the component securities of the stock index or portfolio of securities underlying the Portfolio Depository Receipts, less certain expenses and other charges as set forth in the Trust prospectus.

(b) Reporting Authority. The term "Reporting Authority" in respect of a particular series of Portfolio Depositary Receipts means the Exchange, an institution (including the Trustee for a series of Portfolio Depositary Receipts), or a reporting service designated by the Exchange, or by the exchange that lists a particular series of Portfolio Depository Receipts (if the Exchange is trading such series pursuant to unlisted trading privileges) as the official source for calculating and reporting information relating to such series, including, but not limited to, any current index or portfolio value; the current value of the portfolio of securities required to be deposited to the Trust in connection with issuance of Portfolio Depositary Receipts; the amount of any dividend equivalent payment or cash distribution to holders of Portfolio Depositary Receipts, net asset value, or other information relating to the creation, redemption or trading of Portfolio Depositary receipts.

(3) ETP Holders shall provide to all purchasers of a series of Portfolio Depositary Receipts a written description of the terms and characteristics of such securities, in a form approved by the Exchange, not later than the time a confirmation of the first transaction in such a series is delivered to such purchaser. In addition, ETP Holders shall include such a written description with any sales material relating to a series of Portfolio Depositary Receipts that is provided to customers or the public. Any other written materials provided by an ETP Holder to customers or to the public making specific reference to a series of Portfolio Depositary Receipts as an investment vehicle must include a statement in substantially the following form: "A circular describing the terms and characteristics of [the series of Portfolio Depositary Receipts] is available from your broker. It is recommended that you obtain and review such circular before purchasing [the series of Portfolio Depositary Receipts]. In addition, upon request you may obtain from your broker a prospectus for [the series of Portfolio Depositary Receipts]."

An ETP Holder carrying omnibus account for a non- ETP Holder broker-dealer is required to inform such non- ETP Holder that execution of an order to purchase a series of Portfolio Depositary Receipts for such omnibus account will be deemed to constitute agreement by the non- ETP Holder to make such written description available to its customers on the same terms as are directly applicable to ETP Holders under this Rule.

Upon request of a customer, an ETP Holder shall also provide a prospectus for the particular series of Portfolio Depositary Receipts.

(4) Designation of an Index or Portfolio. The trading of Portfolio Depositary Receipts based on one or more stock indices or securities portfolios, whether by listing or pursuant to unlisted trading privileges, shall be considered on a case-by-case basis. The Portfolio Depositary Receipts based on each particular stock index or portfolio shall be designated as a separate series and shall be identified by a unique symbol. The stocks that are included in an index or portfolio on which Portfolio Depositary Receipts are based shall be selected by the Exchange or by such other person as shall have a proprietary interest in and authorized use of such index or

portfolio, and may be revised from time to time as may be deemed necessary or appropriate to maintain the quality and character of the index or portfolio.

(5) Initial and Continued Listing and/or Trading. A Trust upon which a series of Portfolio Depositary Receipts is based will be traded on the Exchange, whether by listing or pursuant to unlisted trading privileges, subject to application of the following criteria:

(a) Commencement of Trading - For each Trust, the Exchange will establish a minimum number of Portfolio Depositary Receipts required to be outstanding at the time of commencement of trading on the Exchange.

(b) Continued Trading - Following the initial twelve-month period following formation of a Trust and commencement of trading on the Exchange, the Exchange will consider the suspension of trading in, removal from listing of, or termination of unlisted trading privileges for a Trust upon which a series of Portfolio Depositary Receipts is based under any of the following circumstances: (i) if the Trust has more than 60 days remaining until termination and there are fewer than 50 record and/or beneficial holders of Portfolio Depositary Receipts for 30 or more consecutive trading days; or (ii) if the value of the index or portfolio of securities on which the Trust is based is no longer calculated or available; or (iii) if such other event shall occur or condition exists which in the opinion of the Exchange, makes future dealings on the Exchange inadvisable.

Upon termination of a Trust, the Exchange requires that Portfolio Depositary Receipts issued in connection with such Trust be removed from Exchange listing or have their unlisted trading privileges terminated. A Trust may terminate in accordance with the provisions of the Trust prospectus, which may provide for termination if the value of securities in the Trust falls below a specified amount.

(c) Term - The stated term of the Trust shall be stated in the Trust Prospectus. However, a Trust may be terminated under such earlier circumstances as may be specified in the Trust prospectus.

(d) Trustee - The trustee must be a trust company or banking institution having substantial capital and surplus and the experience and facilities for handling corporate trust business. In cases where, for any reason, an individual has been appointed as trustee, a qualified trust company or banking institution must be appointed as co-trustee.

(e) Voting - Voting rights shall be as set forth in the Trust prospectus. The Trustee of a Trust may have the right to vote all of the voting securities of such Trust.

(6) Limitation of Exchange Liability. Neither the Exchange, the Reporting Authority nor any agent of the Exchange shall have any liability for damages, claims, losses or expenses caused by any errors, omissions, or delays in calculating or disseminating any current index or portfolio value, the current value of the portfolio of securities required to be deposited to the Trust; the amount of any dividend equivalent payment or cash distribution to holders of Portfolio Depositary Receipts; net asset value; or other information relating to the creation, redemption or trading of Portfolio Depositary Receipts, resulting from any negligent act or omission by the Exchange, or the Reporting Authority, or any agent of the Exchange or any act, condition or cause beyond the reasonable control of the Exchange or its agent, or the Reporting Authority,

including, but not limited to, an act of God; fire; flood; extraordinary weather conditions; war; insurrection; riot; strike; accident; action of government; communications or power failure; equipment or software malfunction; or any error, omission or delay in the reports of transactions in one or more of the underlying securities. The Exchange makes no warranty, express or implied, as to the results to be obtained by any person or entity from the use of Portfolio Depositary Receipts or any underlying index or data included therein and the Exchange makes no express or implied warranties, and disclaims all warranties or merchantability or fitness for a particular purpose with respect to Portfolio Depositary Receipts or any underlying index or data included therein. This limitation of liability shall be in addition to any other limitation contained in the Exchange's Articles of Incorporation, By-Laws or Rules.

Interpretations And Policies

.01 The Exchange will trade pursuant to unlisted trading privileges, Portfolio Depositary Receipts based on the Standard and Poor's Exchange's S&P 500 Index, known as SPDRs.

.02 The Exchange will trade, pursuant to unlisted trading privileges, Portfolio Depositary Receipts based on the Standard and Poor's Exchange's S&P MidCap 400 Index, known as MidCap SPDRs.

"Standard & Poor's", "S&P", "S&P 500", "Standard & Poor's 500", and "500" are trademarks of the McGraw-Hill Companies, Inc. and have been licensed for use by the Exchange.

Amended: 8-31-06 (SR-NSX-2006-08)

Rule 15.11. Trust Issued Receipts

(1) Applicability. This rule is applicable only to Trust Issued Receipts. Except to the extent inconsistent with this rule, or unless the context otherwise requires, the provisions of the By-Laws and all the rules and policies of the Board shall be applicable to the trading on the Exchange of such securities. Trust Issued Receipts are included within the definition of "security" or "securities" as such terms are used in the By-Laws and Rules of the Exchange. The Exchange will consider for trading, whether by listing or pursuant to unlisted trading privileges, Trust Issued Receipts that meet the criteria of this Rule.

(2) Definitions. The following terms as used in the Rules shall, unless the context otherwise requires, have the following meanings herein specified:

(a) Trust Issued Receipt. A Trust Issued Receipt is a security (a) that is issued by a trust ("Trust") which holds specific securities deposited with the Trust; (b) that when aggregated in some specified minimum number, may be surrendered to the Trust by the beneficial owner to receive the securities; and (c) that pays beneficial owners dividends and other distributions on the deposited securities, if any are declared and paid to the trustee by an issuer of the deposited securities.

(3) Designation. The Exchange may trade, whether by listing or pursuant to unlisted trading privileges, Trust Issued Receipts based on one or more securities. The Trust Issued Receipts based on particular securities shall be designated as a separate series and shall be identified by a unique symbol. The securities that are included in a series of Trust Issued Receipts shall be selected by the Exchange or by such other person as shall have a proprietary interest in such Trust Issued Receipts.

(4) Initial and Continued Listing. Trust Issued Receipts will be traded on the Exchange subject to application of the following criteria:

(a) Initial Listing - For each Trust, the Exchange will establish a minimum number of Trust Issued Receipts required to be outstanding at the time of commencement of trading on the Exchange.

(b) Continued Listing - Following the initial twelve-month period following formation of a Trust and commencement of trading on the Exchange, the Exchange will consider the suspension of trading in or removal from listing of a Trust upon which a series of Trust Issued Receipts is based under any of the following circumstances: (i) if the Trust has more than 60 days remaining until termination and there are fewer than 50 record and/or beneficial holders of Trust Issued Receipts for 30 or more consecutive trading days; (ii) if the Trust has more than 50,000 receipts issued and outstanding; (iii) if the market value of all receipts issued and outstanding is less than $1,000,000; or (iv) if any other event shall occur or condition exists which, in the opinion of the Exchange, makes further dealings on the Exchange inadvisable.

Upon termination of a Trust, the Exchange requires that the Trust Issued Receipts issued in connection with such Trust be removed from Exchange listing. A Trust may terminate in accordance with the provisions of the Trust prospectus, which may provide for termination if the value of securities in the Trust falls below a specified amount.

(c) Term - The stated term of the Trust shall be as stated in the Trust prospectus; however, a Trust may be terminated under such earlier circumstances as may be specified in the Trust prospectus.

(d) Trustee - The Trustee must be a trust company or banking institution having substantial capital and surplus and the experience and facilities for handling corporate trust business. In cases where, for any reason, an individual has been appointed as trustee, a qualified trust company or banking institution must be appointed co-trustee.

(e) Voting – Voting rights shall be set forth in the Trust prospectus.

(5) ETP Holder Obligations. ETP Holders shall provide to all purchasers of newly issued Trust Issued Receipts a prospectus for the series of Trust Issued Receipts.

(6) Trading Issues. Trust Issued Receipts may be acquired, held, or transferred only in round-lot amounts (or round-lot multiples) of 100 receipts. Orders for less than a round-lot multiple, will be executed to the extent of the largest round-lot multiple.

Interpretations And Policies

.01 The Exchange may approve a series of Trust Issued Receipts for trading, whether by listing or pursuant to unlisted trading privileges, pursuant to Rule 19b-4(e) under the Act, provided that the following criteria are satisfied:

(a) Each security underlying the Trust Issued Receipt must be registered under Section 12 of the Act;

(b) Each company whose securities are underlying securities for the Trust Issued Receipt must have a minimum public float of at least $150 million;

(c) Each security underlying the Trust Issued Receipt must be listed on a national securities exchange or traded through the facilities of NASDAQ as a reported national market system security;

(d) Each company whose securities are underlying securities for the Trust Issued Receipt must have an average daily trading volume of at least 100,000 shares during the preceding sixty-day trading period;

(e) Each company whose securities are underlying securities for the Trust Issued Receipt must have an average daily dollar value of shares traded during the preceding sixty-day trading period of at least $1 million; and

(f) The most heavily weighted security in the Trust Issued Receipt cannot initially represent more than 20% of the overall value of the Trust Issued Receipt.

Amended: 8-31-06 (SR-NSX-2006-08)

Rule 15.12. Index Fund Shares

(1) Applicability. This Chapter is applicable only to Index Fund Shares. Except to the extent inconsistent with this Chapter, or unless the context otherwise requires, the provisions of the By-Laws and all other rules and policies of the Exchange shall be applicable to the trading on the Exchange of Index Fund Shares. Index Fund Shares are included within the definition of "security" or "securities" as such terms are used in the By-Laws and Rules of the Exchange.

(2) Definitions. The following terms as used in the Rules shall, unless the context otherwise requires, have the meanings herein specified:

(a) Index Fund Shares means a security (a) that is issued by an open-end management investment company based on a portfolio of stocks that seeks to provide investment results that correspond generally to the price and yield performance of a specified foreign or domestic stock index; (b) that is issued by such an open-end management investment company in a specified aggregate minimum number in return for a deposit of specified numbers of shares of stock and/or a cash amount with a value equal to the next determined net asset value; and (c) that, when aggregated in the same specified minimum number, may be redeemed at a holders request by such open-end investment company which will pay to the redeeming holder the stock and/or cash with a value equal to the next determined net asset value.

(b) Reporting Authority. The term "Reporting Authority" in respect of a particular series of Index Fund Shares means the Exchange, a subsidiary of the Exchange, or an institution or

reporting service designated by the Exchange or its subsidiary as the official source for calculating and reporting information to such series, including, but not limited to, any current index or portfolio value; the current value of the portfolio of any securities required to be deposited in connection with issuance of Index Fund Shares; the amount of any dividend equivalent payment or cash distribution to holders of Index Fund Shares, net asset value, or other information relating to the issuance, redemption or trading of Index Fund Shares.

Nothing in this section shall imply that an institution or reporting service that is the source for calculating and reporting information relating to Index Fund Shares must be designated by the Exchange, the term "Reporting Authority" shall not refer to an institution or reporting service not so designated.

(3) Disclosure. Upon request of a customer, ETP Holders shall provide to all purchasers of Index Fund Shares a prospectus for the series of Index Fund Shares.

(4) Designation. The trading of Index Fund Shares based on one or more securities, whether by listing or pursuant to unlisted trading privileges, shall be considered on a case-by-case basis. Each issue of Index Fund Shares shall be based on each particular stock index or portfolio and shall be a designated as a separate series and shall be identified by a unique symbol. The securities that are included in a series of Index Fund Shares shall be selected by the Exchange or its agent, a wholly-owned subsidiary of the Exchange, or by such other person thereof, as shall have authorized use of such index. Such index or portfolio may be revised from time to time as may be deemed necessary or appropriate to maintain the quality and character of the index or portfolio.

(5) Initial and Continued Listing and/or Trading. Each series of Index Fund Shares will be traded on the Exchange, whether by listing or pursuant to unlisted trading privileges, subject to application of the following criteria:

(a) Commencement of Trading - For each Series, the Exchange will establish a minimum number of Index Fund Shares required to be outstanding at the time of commencement of trading on the Exchange.

(b) Continued Trading - Following the initial twelve-month period following commencement of trading on the Exchange of a series of Index Fund Shares, the Exchange will consider the suspension of trading, the removal from listing, or termination of unlisted trading privileges for such series under any of the following circumstances: (i) if there are fewer than 50 beneficial holders of the series of Index Fund Shares for 30 or more consecutive trading days; (ii) if the value of the index or portfolio of securities on which the series of Index Fund Shares is based is no longer calculated or available; or (iii) if such other event shall occur or condition exist which, in the opinion of the Exchange, makes further dealings on the Exchange inadvisable. Upon termination of an open-ended management investment company, the Exchange requires that Index Fund Shares issued in connection with such entity be removed from Exchange listing.

(c) Voting. Voting rights shall be as set forth in the applicable open-end management investment company prospectus.

Interpretations And Policies

.01 The Exchange may approve a series of Index Fund Shares for listing pursuant to Rule 19b-4(e) under the Act provided each of the following criteria is satisfied:

(a) Eligibility Criteria for Index Components. Upon the initial listing of a series of Index Fund Shares each component of an index or portfolio underlying a series of Index Fund Shares shall meet the following criteria as of the date of the initial deposit of securities to the fund in connection with the initial issuance of shares of such fund: (i) Component stocks that in the aggregate account for at least 90% of the weight of the index or portfolio shall have a minimum market value of at least $75 million; (ii) The component stocks shall have a minimum monthly trading volume during each of the last six months of at least 250,000 shares for stocks representing at least 90% of the weight of the index or portfolio; (iii) The most heavily weighted component stock cannot exceed 25% of the weight of the index or portfolio, and the five most heavily weighted component stocks cannot exceed 65% of the weight of the index or portfolio; (iv) The underlying index or portfolio must include a minimum of 13 stocks; and (v) All securities in an underlying index or portfolio must be listed on a national securities exchange or The Nasdaq Stock Market (including the Nasdaq SmallCap Market).

(b) Index Methodology and Calculation. (i) The index underlying a series of Index Fund Shares will be calculated based on either the market capitalization, modified market capitalization, price, equal-dollar or modified equal-dollar weighting methodology; (ii) If the index is maintained by a broker-dealer, the broker-dealer shall erect a "fire-wall" around the personnel who have access to information concerning changes and adjustments to the index and the index shall be calculated by a third party who is not a broker-dealer; and (iii) The current index value will be disseminated every 15 seconds over the Consolidated Tape Association's Network B.

(c) Disseminated Information. The Reporting Authority will disseminate for each series of Index Fund Shares an estimate, updated every 15 seconds, of the value of a share of each series. This may be based, for example, upon current information regarding the required deposit of securities and cash amount to permit creation of new shares of the series or upon the index value.

(d) Initial Shares Outstanding. A minimum of 100,000 shares of a series of Index Fund Shares is required to be outstanding at commencement of trading.

(e) Minimal Fractional Trading Variation. The minimum fractional trading variation may vary among different series of Index Fund Shares but will be set at 1/16th, 1/32nd, or 1/64th of $1.00.

(f) Reserved.

(g) Surveillance Procedures. The Exchange will utilize existing surveillance procedures for Index Fund Shares.

(h) Applicability of Other Rules. The provisions of the Exchange Rules and By-Laws will apply to all series of Index Fund Shares.

.02 The following paragraphs only apply to series of Index Fund Shares that are the subject of an order by the Securities and Exchange Commission exempting such series from certain prospectus delivery requirements under Section 24(d) of the Investment Company Act of 1940. The Exchange will inform ETP Holders regarding application of these provisions to a particular series of Index Fund Shares by means of an Information Circular prior to commencement of trading in such series. The Exchange requires that ETP Holders provide to all purchasers of a series of Index Fund Shares a written description of the terms and characteristics of such securities, in a form prepared by the open-end management investment company issuing such

securities, not later than the time a confirmation of the first transaction in such series is delivered to such purchaser. In addition, ETP Holders shall include such a written description with any sales material relating to a series of Index Fund Shares that is provided to customers or the public. Any other written materials provided by an ETP Holder to customers or the public making specific reference to a series of Index Fund Shares as an investment vehicle must include a statement in substantially the following form: "A circular describing the terms and characteristics of [the series of Index Fund Shares] has been prepared by the [open-end management investment company name] and is available from your broker or the Exchange. It is recommended that you obtain and review such circular before purchasing [the series of Index Fund Shares]."

An ETP Holder carrying an omnibus account for a non-ETP Holder broker-dealer is required to inform such non-ETP Holder that execution of an order to purchase a series of Index Fund Shares for such omnibus account will be deemed to constitute agreement by the non-ETP Holder to make such written description available to its customers on the same terms as are directly applicable to ETP Holders under this rule.

Upon request of a customer, an ETP Holder shall also provide a prospectus for the particular series of Index Fund Shares.

Amended: 8-31-06 (SR-NSX-2006-08); 7-29-10 (SR-NSX-2010-09)

CHAPTER XVI. Dues, Fees, Assessments and Other Charges

Rule 16.1. Authority to Prescribe Dues, Fees, Assessments and Other Charges

(a) *Generally*. The Exchange may prescribe such reasonable dues, fees, assessments or other charges as it may, in its discretion, deem appropriate. Such dues, fees, assessments and charges may include ETP Holder dues, transaction fees, communication and technology fees, regulatory charges, listing fees, and other fees and charges as the Exchange may determine. All such dues, fees and charges shall be equitably allocated among ETP Holders, issuers and other persons using the Exchange's facilities.

(b) *Regulatory Transaction Fee*. Under Section 31 of the Act, the Exchange must pay certain fees to the Commission. To help fund the Exchange's obligations to the Commission under Section 31, this Regulatory Transaction Fee is assessed to ETP Holders. To the extent there may be any excess monies collected under this Rule, the Exchange may retain those monies to help fund its general operating expense. Each ETP Holder engaged in executing transactions on the Exchange shall pay, in such manner and at such times as the Exchange shall direct, a Regulatory Transaction Fee equal to (i) the rate determined by the Commission to be applicable to covered sales occurring on the Exchange in accordance with Section 31 of the Act multiplied by (ii) the ETP Holder's aggregate dollar amount of covered sales occurring on the Exchange during any computational period.

(c) *Schedule of Fees*. The Exchange will provide ETP Holders with notice of all relevant dues, fees, assessments and charges of the Exchange. Such notice may be made available to ETP Holders on the Exchange's website or by any other method deemed reasonable by the Exchange.

Rule 16.2. Crosses

Crosses executed in Tape "A", "B" and C" securities will not be subject to any transaction fees.

Amended: 7-3-07 (SR-NSX-2007-07); 10-1-07 (SR-NSX-2007-11); 10-26-07 (SR-NSX-2007-13); 2-1-08 (SR-NSX-2008-01); 4-15-08 (SR-NSX-2008-09); 9-23-08 (SR-NSX-2008-17); 11-6-08 (SR-NSX-2008-19)

Rule 16.3. Aggregation of Activity of Affiliated ETP Holders

(a) ETP Holder Application; Exchange Verification. For purposes of applying any provision of this Chapter 16 (including without limitation the fees and rebates referenced in the schedule of fees under Rule 16.1(c)) that reflects a charge assessed, or credit or rebate provided, by the Exchange, an ETP Holder may request that the Exchange aggregate its activity with the activity of its affiliates. An ETP Holder requesting aggregation of affiliate activity shall be required to certify to the Exchange the affiliate status of entities whose activity it seeks to aggregate prior to receiving approval for aggregation, and shall be required to inform the Exchange immediately of any event that causes an entity to cease to be an affiliate. The Exchange reserves the right to request information to verify the affiliate status of an entity.

(b) Aggregation of Approved ETP Holders' Activity. For purposes of applying any provision of this Chapter 16 (including without limitation the fees and rebates referenced in the schedule

of fees under Rule 16.1(c)) that reflect a charge assessed, or credit or rebate provided, by the Exchange, references to an ETP Holder shall be deemed to include the ETP Holder and its affiliates that have been approved for aggregation.

(c) Definitions. For purposes of this Chapter 16 (including without limitation the fees and rebates referenced in the schedule of fees under Rule 16.1(c)), the terms set forth below shall have the following meanings:

(1) An "affiliate" of an ETP Holder shall mean any wholly owned subsidiary, parent, or sister of the ETP Holder that is also an ETP Holder.

(2) A "wholly owned subsidiary" shall mean a subsidiary of an ETP Holder, 100% of whose voting stock or comparable ownership interest is owned by the ETP Holder, either directly or indirectly through other wholly owned subsidiaries.

(3) A "parent" shall mean an entity that directly or indirectly owns 100% of the voting stock or comparable ownership interest of an ETP Holder.

(4) A "sister" shall mean an entity, 100% of whose voting stock or comparable ownership interest is owned by a parent that also owns 100% of the voting stock or comparable ownership interest of an ETP Holder.

Amended: 4-1-09 (SR-NSX-2009-02)

Rule 16.4. Integrated Billing System

Unless a payment method other than as described below is agreed upon by the Exchange and ETP Holder, each ETP Holder must designate a Clearing Member for the payment of the ETP Holder's Exchange invoices and vendor invoices for Exchange-related services by means of the Exchange's integrated billing system ("IBS"). The Clearing Member shall pay to the Exchange on a timely basis any amount that is not disputed by the ETP Holder. Such payments shall be drafted by the Exchange against the Clearing Member's account at the Qualified Clearing Agency. The Qualified Clearing Agency shall have no liability in connection with its forwarding to the Exchange each month a payment representing the total amount that the Exchange advises the Qualified Clearing Agency is owed to the Exchange.

Amended: 01-15-2013 (SR-NSX-2013-01)

Exhibit B

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 1
Amendment to Application for Registration as a National Securities Exchange

National Stock Exchange, Inc.

Exhibit B

Exhibit Request:

A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Response:

None.

Exhibit C

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 1
Amendment to Application for Registration as a National Securities Exchange

National Stock Exchange, Inc.

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of the electronic trading system to be used to effect transactions on the exchange ("System" as it pertains to this section only), provide the following information:

1. **Name and address of organization**
2. **Form of organization (e.g., association, corporation, partnership, etc.)**
3. **Name of state and statute citation under which organized. Date of incorporation on current form.**
4. **Brief description and nature and extent of affiliation.**
5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with the operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the Articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Response:

A.	NSX Securities, LLC
B.	CBOE Holdings, Inc.
C.	Chicago Board Options Exchange, Incorporated
D.	C2 Options Exchange, Incorporated
E.	The Options Exchange, Incorporated
F.	DerivaTech Corporation
G.	CBOE, LLC
H.	OneChicago, LLC
I.	Signal Trading Systems, LLC
J.	Market Data Express, LLC
K.	CBOE Stock Exchange, LLC
L.	Chicago Options Exchange Building Corporation
M.	CBOE Futures Exchange, LLC
N.	The Consolidated Tape Association
O.	Depository Trust and Clearing Corporation

A. NSX Securities, LLC

Requested Item	Response
Name and Address	NSX Securities, LLC 101 Hudson Street Suite 1200 Jersey City, NJ 07302
Form of Organization	Limited Liability Company.
Name of State and Statute Citation Under Which Organized	Delaware, Delaware Limited Liability Company Act (8 Del. C. § 18-101, et seq).
Date of Incorporation in Present Form	December 2, 2005.
Nature and Extent of Affiliation	Wholly-Owned Subsidiary of National Stock Exchange, Inc.
Brief Description of Business or Functions	Registered Broker-Dealer and FINRA Member – Routes Orders to Away Trading Centers for the National Stock Exchange, Inc.
Copy of the Certificate of Incorporation	A Certificate of Formation for NSX Securities, LLC is attached as Exhibit C1.
Copy of Existing Bylaws	The Limited Liability Company Agreement for NSX Securities, LLC is attached as Exhibit C2.
List of Present Officers, Governors, Members of All Standing Committees, or Persons Performing Similar Functions	A list of Officers of NSX Securities, LLC is attached as Exhibit C3.
Indication Whether the Business or Organization Ceased to be Associated with the Applicant During the Previous Year, and a Brief Statement of the Reasons for Termination of the Association	N/A

B. CBOE Holdings, Inc.

Requested Item	Response
Name and Address	CBOE Holdings, Inc. c/o Chicago Board Options Exchange Incorporated 400 South LaSalle Street Chicago, IL 60605
Form of Organization	Corporation.
Name of State and Statute Citation Under Which Organized	Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq).
Date of Incorporation	August 15, 2006.
Nature and Extent of Affiliation	Chicago Board Options Exchange, Incorporated, which owns an equity interest in NSX Holdings, LLC through CBOE Stock Exchange, LLC, and provides systems support to NSX2, Inc., is a wholly-owned subsidiary of CBOE Holdings, Inc.
Brief Description of Business or Functions	CBOE Holdings, Inc. is the holding company of the Chicago Board Options Exchange, Incorporated, C2 Options Exchange, Incorporated, CBOE Futures Exchange, LLC, The Options Exchange, Incorporated, DerivaTech Corporation and Market Data Express, LLC.
Constitution	N/A
Copy of the Certificate of Incorporation	A Certificate of Incorporation of CBOE Holdings, Inc. is attached as Exhibit C4.
Copy of Existing Bylaws	The Bylaws of CBOE Holdings, Inc. are attached as Exhibit C5.
List of Present Officers, Governors, Members of All Standing Committees, or Persons Performing Similar Functions	Board of Directors and Committees for CBOE Holdings, Inc. is attached as Exhibit C6. A list of Officers of CBOE Holdings, Inc. is attached as Exhibit C7.
Indication of Whether the Business or Organization Ceased to be Associated with the Applicant During the Previous Year, and a Brief Statement of the Reasons for Termination of the Association	N/A

C. Chicago Board Options Exchange, Incorporated

Requested Item	Response
Name and Address	Chicago Board Options Exchange, Incorporated 400 South LaSalle Street Chicago, IL 60605
Form of Organization	Corporation.
Name of State and Statute Citation Under Which Organized	Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq).
Date of Incorporation	February 4, 1972.
Nature and Extent of Affiliation	Chicago Board Options Exchange, Incorporated owns an equity interest in NSX Holdings, LLC through CBOE Stock Exchange, LLC, and provides systems support for NSX2, Inc.
Brief Description of Business or Functions	The Chicago Board Options Exchange, Incorporated is a registered national securities exchange.
Constitution	N/A
Copy of the Certificate of Incorporation	A Certificate of Incorporation of Chicago Board Options Exchange, Incorporated is attached as Exhibit C8.
Copy of Existing Bylaws	A Form of Amended and Restated Bylaws and Rules of the Chicago Board Options Exchange, Incorporated are attached as Exhibit C9.
List of Present Officers, Governors, Members of All Standing Committees, or Persons Performing Similar Functions	Board of Directors and Committees for Chicago Board Options Exchange, Incorporated is attached as Exhibit C10. A list of Officers of Chicago Board Options Exchange, Incorporated is attached as Exhibit C11.
Indication Whether the Business or Organization Ceased to be Associated with the Applicant During the Previous Year, and a Brief Statement of the Reasons for Termination of the Association	N/A

D. C2 Options Exchange, Incorporated

Requested Item	Response
Name and Address	C2 Options Exchange, Incorporated 400 South LaSalle Street Chicago, IL 60605
Form of Organization	Corporation.
Name of State and Statute Citation Under Which Organized	Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq).
Date of Incorporation	July 21, 2009.
Nature and Extent of Affiliation	Chicago Board Options Exchange, Incorporated, which owns an equity interest in NSX Holdings, LLC through CBOE Stock Exchange, LLC and provides systems support to NSX2, Inc., and C2 Options Exchange, Incorporated are wholly-owned subsidiaries of CBOE Holdings, Inc.
Brief Description of Business or Functions	C2 Options Exchange, Incorporated is a registered national securities exchange.
Constitution	N/A
Copy of the Certificate of Incorporation	A Certificate of Incorporation of C2 Options Exchange, Incorporated is attached as Exhibit C12.
Copy of Existing Bylaws	The Bylaws and Rules of the C2 Options Exchange, Incorporated are attached as Exhibit C13.
List of Present Officers, Governors, Members of All Standing Committees, or Persons Performing Similar Functions	Board of Directors and Committees for C2 Options Exchange, Incorporated is attached as Exhibit C14. A list of Officers of C2 Options Exchange, Incorporated is attached as Exhibit C15.
Indication of Whether the Business or Organization Ceased to be Associated with the Applicant During the Previous Year, and a Brief Statement of the Reasons for Termination of the Association	N/A

E. The Options Exchange, Incorporated

Requested Item	Response
Name and Address	The Options Exchange, Incorporated 400 South LaSalle Street Chicago, IL 60605
Form of Organization	Corporation.
Name of State and Statute Citation Under Which Organized	Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq).
Date of Incorporation	January 7, 1974.
Nature and Extent of Affiliation	Chicago Board Options Exchange, Incorporated, which owns an equity interest in NSX Holdings, LLC through CBOE Stock Exchange, LLC, and provides systems support to NSX2, Inc., and The Option Exchange, Incorporated are wholly-owned subsidiaries of CBOE Holdings, Inc.
Brief Description of Business or Functions	To conduct and carry on the function of an "exchange" within the meaning of that term in the Exchange Act. The Options Exchange, Incorporated has been inactive since its incorporation
Constitution	N/A
Copy of the Certificate of Incorporation	A Certificate of Incorporation of The Options Exchange, Incorporated is attached as Exhibit C16.
Copy of Existing Bylaws	The Bylaws of The Options Exchange, Incorporated are attached as Exhibit C17.
List of Present Officers, Governors, Members of All Standing Committees, or Persons Performing Similar Functions	Board of Directors for The Options Exchange, Incorporated is attached as Exhibit C18. A list of Officers of The Options Exchange, Incorporated is attached as Exhibit C19.
Indication of Whether the Business or Organization Ceased to be Associated with the Applicant During the Previous Year, and a Brief Statement of the Reasons for Termination of the Association	N/A

F. DerivaTech Corporation

Requested Item	Response
Name and Address	DerivaTech Corporation 400 South LaSalle Street Chicago, IL 60605
Form of Organization	Corporation.
Name of State and Statute Citation Under Which Organized	Illinois, Illinois Business Corporation Act of 1983.
Date of Incorporation	January 2, 1997.
Nature and Extent of Affiliation	Chicago Board Options Exchange, Incorporated, which owns an equity interest in NSX Holdings, LLC through CBOE Stock Exchange, LLC, and provides systems support to NSX2, Inc., and DerivaTech Corporation are wholly-owned subsidiaries of CBOE Holdings, Inc.
Brief Description of Business or Functions	Development of educational software regarding options.
Constitution	N/A
Copy of the Certificate of Incorporation	Articles of Incorporation of Lyn Software, Inc. and Articles of Amendment to the Articles of Incorporation of Lyn Software, Inc. are attached as Exhibit C20.
Copy of Existing Bylaws	The Bylaws of the Lyn Software, Inc. are attached as Exhibit C21.
List of Present Officers, Governors, Members of All Standing Committees, or Persons Performing Similar Functions	Board of Directors for DerivaTech Corporation is attached as Exhibit C22. A list of Officers of DerivaTech Corporation is attached as Exhibit C23.
Indication of Whether the Business or Organization Ceased to be Associated with the Applicant During the Previous Year, and a Brief Statement of the Reasons for Termination of the Association	N/A

G. CBOE, LLC

Requested Item	Response
Name and Address	CBOE, LLC 400 South LaSalle Street Chicago, IL 60605
Form of Organization	Limited Liability Company.
Name of State and Statute Citation Under Which Organized	Delaware, Delaware Limited Liability Company Act (8 Del. C. § 18-101, et seq).
Date of Incorporation	August 22, 2001.
Nature and Extent of Affiliation	Chicago Board Options Exchange, Incorporated, which owns an equity interest in NSX Holdings, LLC through CBOE Stock Exchange, LLC, and provides systems support to NSX2, Inc., and CBOE, LLC are wholly-owned subsidiaries of CBOE Holdings, Inc.
Brief Description of Business or Functions	CBOE, LLC is a limited liability company member of OneChicago, LLC.
Constitution	N/A
Copy of the Certificate of Incorporation	A Certificate of Formation for CBOE, LLC is attached as Exhibit C24.
Copy of Existing Bylaws	The Limited Liability Company Agreement for CBOE, LLC is attached as Exhibit C25.
List of Present Officers, Governors, Members of All Standing Committees, or Persons Performing Similar Functions	Board of Directors for CBOE, LLC is attached as Exhibit C26. A list of Officers of CBOE, LLC is attached as Exhibit C27.
Indication of Whether the Business or Organization Ceased to be Associated with the Applicant During the Previous Year, and a Brief Statement of the Reasons for Termination of the Association	N/A

H. OneChicago, LLC

Requested Item	Response
Name and Address	OneChicago, LLC 141 West Jackson Boulevard Chicago, IL 60604
Form of Organization	Limited Liability Company.
Name of State and Statute Citation Under Which Organized	Delaware, Delaware Limited Liability Company Act (8 Del. C. § 18-101, et seq).
Date of Incorporation	August 3, 2001.
Nature and Extent of Affiliation	CBOE, LLC is a limited liability company member of OneChicago, LLC, CBOE, LLC and Chicago Board Options Exchange, Incorporated, which owns an equity interest in NSX Holdings, LLC through CBOE Stock Exchange, LLC, and provides systems support to NSX2, Inc., are wholly-owned subsidiaries of CBOE Holdings, Inc.
Brief Description of Business or Functions	OneChicago, LLC is a contract market approved by the Commodity Futures Trading Commission in June 2002.
Constitution	N/A
Copy of the Certificate of Incorporation	A Certificate of Formation along with a Certificate of Amendment of OneChicago, LLC are contained in the Form 1 filed by C2 Options Exchange, Inc.
Copy of Existing Bylaws	The Rulebook for OneChicago, LLC is attached as Exhibit C28.
List of Present Officers, Governors, Members of All Standing Committees, or Persons Performing Similar Functions	Board of Directors for OneChicago, LLC is attached as Exhibit C29. A list of Officers of OneChicago, LLC is attached as Exhibit C30.
Indication of Whether the Business or Organization Ceased to be Associated with the Applicant During the Previous Year, and a Brief Statement of the Reasons for Termination of the Association	N/A

I. Signal Trading Systems, LLC

Requested Item	Response
Name and Address	Signal Trading Systems, LLC 400 South LaSalle Street Chicago, IL 60604
Form of Organization	Limited Liability Company.
Name of State and Statute Citation Under Which Organized	Delaware, Delaware Limited Liability Company Act (8 Del. C. § 18-101, et seq).
Date of Incorporation	May 13, 2010.
Nature and Extent of Affiliation	Chicago Board Options Exchange, Incorporated, which owns an equity interest in NSX Holdings, LLC through CBOE Stock Exchange, LLC, and provides systems support to NSX2, Inc., owns 50% of Signal Trading Systems, LLC.
Brief Description of Business or Functions	Signal Trading Systems, LLC developed and markets a multi-asset front end order entry system known as Pulse.
Constitution	N/A
Copy of the Certificate of Incorporation	A Certificate of Formation for Signal Trading Systems, LLC is attached as Exhibit C31.
Copy of Existing Bylaws	The Limited Liability Company Agreement for Signal Trading Systems, LLC is available in the Form 1 which was filed by the Chicago Board Options Exchange, Inc.
List of Present Officers, Governors, Members of All Standing Committees, or Persons Performing Similar Functions	Members of Signal Trading Systems, LLC are attached as Exhibit C32. Board of Directors and Officers for Signal Trading Systems, LLC are N/A.
Indication of Whether the Business or Organization Ceased to be Associated with the Applicant During the Previous Year, and a Brief Statement of the Reasons for Termination of the Association	N/A

J. Market Data Express, LLC

Requested Item	Response
Name and Address	Market Data Express, LLC 400 South LaSalle Street Chicago, IL 60604
Form of Organization	Limited Liability Company.
Name of State and Statute Citation Under Which Organized	Delaware, Delaware Limited Liability Company Act (8 Del. C. § 18-101, et seq).
Date of Incorporation	February 21, 2006.
Nature and Extent of Affiliation	Chicago Board Options Exchange, Incorporated, which owns an equity interest in NSX Holdings, LLC through CBOE Stock Exchange, LLC, and provides systems support to NSX2, Inc., and Market Data Express, LLC are wholly-owned subsidiaries of CBOE Holdings, Inc.
Brief Description of Business or Functions	Market Data Express LLC is established to sell market data.
Constitution	N/A
Copy of the Certificate of Incorporation	A Certificate of Formation for Market Data Express, LLC is attached as Exhibit C33.
Copy of Existing Bylaws	The Limited Liability Company Agreement for Market Data Express, LLC is attached as Exhibit C34.
List of Present Officers, Governors, Members of All Standing Committees, or Persons Performing Similar Functions	Board of Directors for Market Data Express, LLC is attached as Exhibit C35. A list of Officers of Market Data Express, LLC is attached as Exhibit C36.
Indication of Whether the Business or Organization Ceased to be Associated with the Applicant During the Previous Year, and a Brief Statement of the Reasons for Termination of the Association	N/A

K. CBOE Stock Exchange, LLC

Requested Item	Response
Name and Address	CBOE Stock Exchange, LLC 400 South LaSalle Street Chicago, IL 60604
Form of Organization	Limited Liability Company.
Name of State and Statute Citation Under Which Organized	Delaware, Delaware Limited Liability Company Act (8 Del. C. § 18-101, et seq).
Date of Incorporation	July 31, 2006.
Nature and Extent of Affiliation	Chicago Board Options Exchange, Incorporated, which owns an equity interest in NSX Holdings, LLC through CBOE Stock Exchange, LLC and provides systems support to NSX2, Inc, owns 49.96% of CBOE Stock Exchange, LLC .
Brief Description of Business or Functions	CBOE Stock Exchange, LLC operates the CBOE Stock Exchange ("CBSX"), which acts as a trading market for securities other than options, as a facility of the Chicago Board Options Exchange, Inc. CBSX was approved by the SEC in March 2007.
Constitution	N/A
Copy of the Certificate of Incorporation	A Certificate of Formation for CBOE Stock Exchange, LLC is attached as Exhibit C37.
Copy of Existing Bylaws	The Restated Operating Agreement for CBOE Stock Exchange, LLC is available under the Form 1 filed by the Chicago Board Options Exchange, Inc., and the Rulebook is attached as Exhibit C38.
List of Present Officers, Governors, Members of All Standing Committees, or Persons Performing Similar Functions	Board of Directors for CBOE Stock Exchange, LLC is attached as Exhibit C39, and a list of Officers of CBOE Stock Exchange, LLC is attached as Exhibit C40.
Indication of Whether the Business or Organization Ceased to be Associated with the Applicant During the Previous Year, and a Brief Statement of the Reasons for Termination of the Association	N/A

L. Chicago Options Exchange Building Corporation

Requested Item	Response
Name and Address	Chicago Options Exchange Building Corporation 400 South LaSalle Street Chicago, IL 60605
Form of Organization	Corporation.
Name of State and Statute Citation Under Which Organized	Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq).
Date of Incorporation	August 7, 1980.
Nature and Extent of Affiliation	Chicago Board Options Exchange, Incorporated, which owns an equity interest in NSX Holdings, LLC through CBOE Stock Exchange, LLC, and provides systems support to NSX2, Inc., and the Chicago Options Exchange Building Corporation are wholly-owned subsidiaries of CBOE Holdings, Inc.
Brief Description of Business or Functions	Maintain facility used by the Chicago Board Options Exchange, Inc.
Constitution	N/A
Copy of the Certificate of Incorporation	A Certificate of Incorporation for the Chicago Options Exchange Building Corporation is attached as Exhibit C41.
Copy of Existing Bylaws	The Bylaws for the Chicago Options Exchange Building Corporation are attached as Exhibit C42.
List of Present Officers, Governors, Members of All Standing Committees, or Persons Performing Similar Functions	Board of Directors for Chicago Options Exchange Building Corporation is attached as Exhibit C43. A list of Officers of Chicago Options Exchange Building Corporation is attached as Exhibit C44.
Indication of Whether the Business or Organization Ceased to be Associated with the Applicant During the Previous Year, and a Brief Statement of the Reasons for Termination of the Association	N/A

M. CBOE Futures Exchange, LLC

Requested Item	Response
Name and Address	CBOE Futures Exchange, LLC 400 South LaSalle Street Chicago, IL 60604
Form of Organization	Limited Liability Company.
Name of State and Statute Citation Under Which Organized	Delaware, Delaware Limited Liability Company Act (8 Del. C. § 18-101, et seq).
Date of Incorporation	July 17, 2002.
Nature and Extent of Affiliation	Chicago Board Options Exchange, Incorporated, which owns an equity interest in NSX Holdings, LLC through CBOE Stock Exchange, LLC, and provides systems support to NSX2, Inc., and the CBOE Futures Exchange, LLC are wholly-owned subsidiaries of CBOE Holdings, Inc.
Brief Description of Business or Functions	CBOE Futures Exchange, LLC is a contract market approved by the Commodity Futures Trading Commission in August 2003. CBOE Futures Exchange, LLC is a fully electronic exchange.
Constitution	N/A
Copy of the Certificate of Incorporation	A Certificate of Formation for CBOE Futures Exchange, LLC is attached as Exhibit C45.
Copy of Existing Bylaws	The Third Amended and Restated Operating Agreement for CBOE Futures Exchange, LLC and Rulebook are attached as Exhibit C46.
List of Present Officers, Governors, Members of All Standing Committees, or Persons Performing Similar Functions	Board of Directors for CBOE Futures Exchange, LLC and Executive Committee are attached as Exhibit C47. A list of Officers of CBOE Futures Exchange, LLC is attached as Exhibit C48.
Indication of Whether the Business or Organization Ceased to be Associated with the Applicant During the Previous Year, and a Brief Statement of the Reasons for Termination of the Association	N/A

N. The Consolidated Tape Association

Requested Item	Response
Name and Address	The Consolidated Tape Association 11 Wall Street New York, NY 10005
Form of Organization	Association.
Name of State and Statute Citation Under Which Organized	New York, General Obligations Law.
Date of Incorporation	May 14, 1974.
Nature and Extent of Affiliation	NSX Holdings, LLC, of which NSX2, Inc. is a wholly owned subsidiary, is a member of The Consolidated Tape Association.
Brief Description of Business or Functions	Administer the Consolidated Tape Association Plan for dissemination of consolidated last sale prices relating to completed transactions in securities traded on a national securities exchange pursuant to Exchange Act Rule 603.
Constitution	N/A
Copy of the Certificate of Incorporation	Exhibit A to the Consolidated Tape Association Plan is attached as Exhibit C49.
Copy of Existing Bylaws	The Consolidated Tape Association Plan is attached as Exhibit C50.
List of Present Officers, Governors, Members of All Standing Committees, or Persons Performing Similar Functions	The Consolidated Tape Advisory Committee is attached as Exhibit C51.
Indication of Whether the Business or Organization Ceased to be Associated with the Applicant During the Previous Year, and a Brief Statement of the Reasons for Termination of the Association	N/A

O. Depository Trust and Clearing Corporation

Requested Item	Response
Name and Address	Depository Trust and Clearing Corporation
Form of Organization	Corporation
Name of State and Statute Citation Under Which Organized	Organized under Section 402 of the Business Corporation Law of the State of New York
Date of Incorporation	June 30, 1999.
Nature and Extent of Affiliation	NSX Holdings, LLC, of which NSX2, Inc. is a wholly owned subsidiary, is a participant of the Depository Trust and Clearing Corporation.
Brief Description of Business or Functions	Clearance and settlement of securities.
Constitution	N/A
Copy of the Certificate of Incorporation	The Restated Certificate of Incorporation of the Depository Trust and Clearing Corporation is contained in the Form 1 filed by C2 Options Exchange, Inc.
Copy of Existing Bylaws	The Bylaws and Rules of the Depository Trust and Clearing Corporation are attached as Exhibit C52.
List of Present Officers, Governors, Members of All Standing Committees, or Persons Performing Similar Functions	The Board of Directors and the Senior Management of the Depository Trust Clearing Corporation are attached as Exhibit C53.
Indication of Whether the Business or Organization Ceased to be Associated with the Applicant During the Previous Year, and a Brief Statement of the Reasons for Termination of the Association	N/A

C1

DEC 12 2005 1:04 PM FR TO 2340#19290#89299 P.02

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:02 PM 12/02/2005
FILED 03:02 PM 12/02/2005
SRV 050981337 - 4070368 FILE

CERTIFICATE OF FORMATION

OF
NSX SECURITIES LLC

The undersigned, desiring to form a limited liability company pursuant to the Delaware Limited Liability Company Act (Title 6 Delaware Code, Chapter 18), does hereby certify as follows:

1. Name. The name of the limited liability company is NSX Securities LLC (the "Company").

2. Registered Office and Agent. The address of the Company's registered office in the State of Delaware is 222 Delaware Avenue, Suite 1200, Wilmington, County of New Castle, Delaware 19801 The name of the Company's registered agent for service of process in the State of Delaware at such address is ATA Corporate Services, LLC.

IN WITNESS WHEREOF, the undersigned, being duly authorized by the sole member of the Company, has executed this Certificate of Formation this 2nd day of December, 2005.

By: Susan M. Metrow
Susan M. Metrow
Organizer

LIMITED LIABILITY COMPANY AGREEMENT

OF

NSX SECURITIES LLC

This Limited Liability Company Agreement (the "Agreement") has been adopted by the National Stock Exchange, Inc. ("NSX"), a Delaware corporation, as the sole member (the "Member") of NSX Securities LLC, a Delaware limited liability company (the "Company"). This Agreement supersedes Limited Liability Company Agreement of NSX Securities LLC dated March 31, 2006.

1. <u>Purpose</u>. The object and purpose of, and the nature of the business to be conducted by, the Company is to engage, as an NASD member firm, in investment banking and related activities, including but not limited to advisory services related to private placements of debt and equity securities, and any other lawful act or activity for which limited liability companies may be formed under the Delaware Limited Liability Company Act, 6 Del. C. §§ 18-101 et seq., as amended, as amended from time to time (the "Act").

2. <u>Member</u>. The name and address of the Member is: NSX Securities LLC, 440 South LaSalle Street, 26th Floor, Chicago, IL 60605.

3. <u>Management</u>.

(a) The business and affairs of the Company shall be managed by the Member. The Member, on behalf of the Company, shall have the power to do any and all acts necessary or convenient to, or for the furtherance of, the business and affairs of the Company.

(b) The Member may appoint by written resolution officers and agents of the Company to which the Member may delegate by written resolution whatever duties, responsibilities and authority the Member may desire. Any officer or agent may be removed by the Member at any time by written resolution.

(c) If an officer of the Company is appointed by the Member and given a title that is used by officers of a business corporation, the Member shall be deemed to have delegated to the officer the duties, responsibilities and authority that would be exercised by an officer of a business corporation with the same title, unless the Member provides otherwise by written resolution.

4. <u>Title to Company Property</u>. All real and personal property shall be acquired in the name of the Company and title to any property so acquired shall vest in the Company itself rather than in the Member.

5. <u>Compensation of Member</u>. The Member may be reimbursed for all expenses incurred in managing the Company and may, at the election of the Member, be entitled to

compensation for management services rendered, in an amount to be determined from time to time by the Member.

6. Distributions. Distributions shall be made to the Member (in cash or in kind) at the times and in the aggregate amounts determined by the Member and as permitted by applicable law.

7. Elections. The Member may make any tax elections for the Company allowed under the Internal Revenue Code of 1986, as amended, or the tax laws of any state or other jurisdiction having taxing jurisdiction over the Company.

8. Assignability of Membership Interest. The economic interest of the Member in the Company is assignable, in whole or in part, either voluntarily or by operation of law.

9. Admission of Additional Members. Additional members of the Company may be admitted to the Company at the direction of the Member only if a new operating agreement or an amendment and restatement of this Agreement is executed.

10. Liability of the Member. The Member shall not have any liability for the debts, obligations or liabilities of the Company or for the acts or omissions of any other member, officer, agent or employee of the Company except to the extent provided in the Act. The failure of the Member to observe any formalities or requirements relating to the exercise of the powers of the Member or the management of the business and affairs of the Company under this Agreement or the Act shall not be grounds for imposing liability on the Member for liabilities of the Company.

11. Indemnification. The Company shall indemnify the Member and those authorized officers, agents and employees of the Company identified in writing by the Member as entitled to be indemnified under this section for all costs, losses, liabilities and damages paid or accrued by the Member (as the Member or as an officer, agent or employee) or any such officer, agent or employee in connection with the business of the Company, except to the extent prohibited by the laws of the State of Illinois. In addition, the Company may advance costs of defense of any proceeding to the Member or any such officer, agent or employee upon receipt by the Company of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by the Company.

12. Dissolution.

(a) The Company shall dissolve, and its affairs shall be wound up, upon the first to occur of the following: (i) the written direction of the Member, or (ii) the entry of a decree of judicial dissolution under Section 8972 of the Act. The death (or dissolution in the case of a member that is not a natural person), retirement, insanity, resignation or bankruptcy of the Member or the occurrence of any other event that terminates the continued membership of the Member shall not cause a dissolution of the Company.

(b) Upon dissolution, the Company shall cease carrying on any and all business other than the winding up of the Company business, but the Company is not terminated and shall continue until the winding up of the affairs of the Company is completed and a certificate of dissolution has been filed pursuant to the Act. Upon the winding up of the Company, the Company's property shall be distributed (i) first to creditors, including the Member if the Member is a creditor, to the extent permitted by law, in satisfaction of the Company's liabilities; and (ii) then to the Member. Such distributions shall be in cash or property or partly in both, as determined by the Member.

13. Conflicts of Interest. Nothing in this Agreement shall be construed to limit the right of the Member to enter into any transaction that may be considered to be competitive with, or a business opportunity that may be beneficial to, the Company. The Member does not violate a duty or obligation to the Company merely because the conduct of the Member furthers the interests of the Member. The Member may lend money to and transact other business with the Company. The rights and obligations of the Member upon lending money to or transacting business with the Company are the same as those of a person who is not the Member, subject to other applicable law. No transaction with the Company shall be void or voidable solely because the Member has a direct or indirect interest in the transaction.

14. Governing Law. This Agreement shall be governed by, and interpreted and enforced in accordance with, the substantive laws of the State of Illinois, without reference to the conflicts of law rules of that or any other jurisdiction.

15. Entire Agreement. This Agreement constitutes the entire agreement of the Member with respect to the subject matter hereof and supersedes all prior agreements, express or implied, oral or written, with respect thereto. The express terms of this Agreement control and supersede any course of performance or usage of trade inconsistent with any of the terms hereof.

16. Amendment. This Agreement may be amended or modified from time to time only by a written instrument executed by the Member.

17. Rights of Creditors and Third Parties. This Agreement is entered into by the Member solely to govern the operation of the Company. This Agreement is expressly not intended for the benefit of any creditor of the Company or any other person other than the heirs, personal representatives, successors and assigns of the Member. Except and only to the extent provided by applicable statute, no creditor or third party shall have any rights under this Agreement or any agreement between the Company and the Member, with respect to the subject matter hereof.

(Signature page to follow)

IN WITNESS WHEREOF, the undersigned, intending to be legally bound, has adopted this Limited Liability Company Agreement as of September 26, 2006, to be effective for all purposes as of the filing of the Certificate of Formation.

MEMBER:
NATIONAL STOCK EXCHANGE, INC.

By: 
Name: David Colker
Title: President and Chief Executive Officer

NSX Securities, LLC
Officers

NAME	POSITION
Francis Paulino	President, Chief Commercial Officer, and Financial and Operations Principal

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

of

CBOE HOLDINGS, INC.

CBOE Holdings, Inc., a corporation organized under the laws of the State of Delaware (the "*Corporation*"), hereby certifies as follows:

1. The name of the Corporation is CBOE Holdings, Inc. The Corporation was incorporated on August 15, 2006.

2. This Amended and Restated Certificate of Incorporation has been duly adopted in accordance with Section 242 and Section 245 of the General Corporation Law of the State of Delaware (the "*GCL*") and by the written consent of its sole stockholder in accordance with Section 228 of the GCL. This Amended and Restated Certificate of Incorporation restates, integrates and further amends the provisions of the Certificate of Incorporation of the Corporation.

3. The text of the Amended and Restated Certificate of Incorporation as amended and restated shall read in full as follows:

FIRST: The name of the corporation is CBOE Holdings, Inc.

SECOND: The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801-1297. The name of the Corporation's registered agent at such address shall be The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any other lawful act or activity for which corporations may be organized under the GCL.

FOURTH: (a) *Authorized Stock.* The total number of shares of all classes of capital stock that the Corporation is authorized to issue is five hundred twenty six million four hundred sixty six thousand seven hundred sixty (526,466,760) shares, of which:

(i) 325,000,000 shares shall be shares of Voting Common Stock, par value $.01 per share (the "*Unrestricted Common Stock*").

(ii) 74,400,000 shares shall be shares of Class A Common Stock, par value $.01 per share (the "*Class A Common Stock*").

(iii) 45,366,690 shares shall be shares of Class A-1 Common Stock, par value $.01 per share (the "*Class A-1 Common Stock*").

(iv) 45,366,690 shares shall be shares of Class A-2 Common Stock, par value $.01 per share (the "*Class A-2 Common Stock*").

(v) 16,333,380 shares shall be shares of Class B non-voting common stock, par value $.01 per share (the "*Class B Non-Voting Common Stock*").

(vi) 20,000,000 shares shall be shares of preferred stock, par value $.01 per share (the "*Preferred Stock*").

(b) *Common Stock.* The term "Common Stock" shall mean, collectively, the Class A Common Stock, the Class A-1 Common Stock, the Class A-2 Common Stock, the Class B Non-Voting Common Stock and the Unrestricted Common Stock.

(i) Unrestricted Common Stock, Class A Common Stock, Class A-1 Common Stock and Class A-2 Common Stock.

(A) The term "Voting Common Stock" shall mean, collectively, the Class A Common Stock, the Class A-1 Common Stock, the Class A-2 Common Stock and the Unrestricted Common Stock.

(B) Except for the restrictions set forth in Article Fifth of this Certificate of Incorporation, all shares of Voting Common Stock, regardless of class, shall have the same rights, powers and preferences.

(C) All shares of Class A Common Stock shall automatically convert into shares of Class A-1 Common Stock and Class A-2 Common Stock pursuant to Section (h) of Article Fifth of this Certificate of Incorporation, and thereafter all shares of Class A Common Stock shall be retired and shall not be reissued. All shares of Class A-1 Common Stock and Class A-2 Common Stock shall automatically convert into Unrestricted Common Stock pursuant to Section (i) of Article Fifth of this Certificate of Incorporation, and thereafter all such shares of Class A-1 Common Stock and Class A-2 Common Stock shall be retired and shall not be reissued.

(D) Until completion of an Initial Public Offering and the conversion of the Class B Non-Voting Common Stock into shares of Class A-1 Common Stock and Class A-2 Common Stock pursuant to Section (h) of Article Fifth of this Certificate of Incorporation, the Corporation shall not (a) purchase or redeem (or permit any subsidiary to purchase or redeem) any shares of Class A Common Stock other than pursuant to offers to purchase or redeem stock of the Corporation that are made by the Corporation to holders of Class A Common Stock and holders of Class B Non-Voting Common Stock on identical terms, except that the number of shares subject to such offers may be made pro rata based on the number of outstanding shares of Class A Common Stock and Class B Non-Voting Common Stock, (b) declare or pay any dividend, including a dividend paid in additional shares of capital stock, or make any payment or distribution of any kind on the shares of Class A Common Stock unless an identical dividend, payment or distribution is concurrently paid on the shares of Class B Non-Voting Common Stock, or (c) effect any stock split or reverse stock split with respect to the Class A Common Stock unless an identical stock split or reverse stock split is concurrently made with respect to the Class B Non-Voting Common Stock.

(ii) Class B Non-Voting Common Stock.

(A) The Class B Non-Voting Common Stock shall have all the same rights, powers and preferences and shall be subject to all the same restrictions as the Class A Common Stock, except the Class B Non-Voting Common Stock shall have no voting privileges or rights of any kind except the Class B Non-Voting Common Stock shall have the right to vote (i) as required by the GCL and (ii) on any proposed consolidation or merger of the Corporation with another entity, but only if such consolidation or merger would result in either (x) the consideration per share received by the holders of the Class

A Common Stock being different than the consideration per share received by the holders of the Class B Non-Voting Common Stock, or (y) an amendment to this Certificate of Incorporation that affects the powers, designations, preferences and relative, participating, optional and other special rights, if any, and the qualifications, limitations and restrictions (the "Rights") of the Class B Non-Voting Common Stock differently than such amendment affects the Rights of the Class A Common Stock.

(B) In the event of any CBOE Holdings Conversion Event, holders of the Class B Non-Voting Common Stock shall be entitled to the same consideration on a per share basis as the holders of the Class A Common Stock. For purposes of this Certificate of Incorporation, the term "CBOE Holdings Conversion Event" shall mean (i) any consolidation, combination or merger of the Corporation with another Person (regardless of which entity is the surviving entity), (ii) the sale of all or substantially all of the assets of the Corporation to another Person, (iii) the liquidation, dissolution, or winding up of the Corporation or (iv) any recapitalization, reorganization or other transaction or event, in each case, upon the effectiveness of which the holders of Class A Common Stock shall be entitled to receive securities, cash or other assets (or any combination thereof) upon conversion of or in exchange for such Class A Common Stock; provided, however that the automatic conversion of the Class A Common Stock into shares of Class A-1 Common Stock and Class A-2 Common Stock pursuant to Section (h) of Article Fifth of this Certificate of Incorporation shall not constitute a CBOE Holdings Conversion Event.

(C) All shares of Class B Non-Voting Common Stock shall automatically convert into shares of Class A-1 Common Stock and Class A-2 Common Stock pursuant to Section (h) of Article Fifth of this Certificate of Incorporation and thereafter all shares of Class B Non-Voting Common Stock shall be retired and shall not be reissued.

(c) *Preferred Stock*. The Board of Directors of the Corporation (the "Board") is authorized, by resolution or resolutions, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in one or more series, and by filing a certificate of designations pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, including without limitation the following:

(i) the distinctive serial designation of such series that shall distinguish it from other series;

(ii) the number of shares of such series, which number the Board may thereafter (except where otherwise provided in the certificate of designations) increase or decrease (but not below the number of shares of such series then outstanding);

(iii) whether dividends shall be payable to the holders of the shares of such series and, if so, the basis on which such holders shall be entitled to receive dividends (which may include, without limitation, a right to receive such dividends or distributions as may be declared on the shares of such series by the Board, a right to receive such dividends or distributions, or any portion or multiple thereof, as may be declared on the Common Stock or any other class of stock or, in addition to or in lieu of any other right to receive dividends, a right to receive dividends at a particular rate or at a rate determined by a particular method, in which case such rate or method of determining such rate may be set forth), the form of

such dividend, any conditions on which such dividends shall be payable and the date or dates, if any, on which such dividends shall be payable;

(iv) whether dividends on the shares of such series shall be cumulative and, if so, the date or dates or method of determining the date or dates from which dividends on the shares of such series shall be cumulative;

(v) the amount or amounts, if any, which shall be payable out of the assets of the Corporation to the holders of the shares of such series upon the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, and the relative rights of priority, if any, of payment of the shares of such series;

(vi) the price or prices (in cash, securities or other property or a combination thereof) at which, the period or periods within which and the terms and conditions upon which the shares of such series may be redeemed, in whole or in part, at the option of the Corporation or at the option of the holder or holders thereof or upon the happening of a specified event or events;

(vii) the obligation, if any, of the Corporation to purchase or redeem shares of such series pursuant to a sinking fund or otherwise and the price or prices (in cash, securities or other property or a combination thereof) at which, the period or periods within which and the terms and conditions upon which the shares of such series shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

(viii) whether or not the shares of such series shall be convertible or exchangeable, at any time or times at the option of the holder or holders thereof or at the option of the Corporation or upon the happening of a specified event or events, into shares of any other class or classes or any other series of the same or any other class or classes of stock of the Corporation or any other securities or property of the Corporation or any other entity, and the price or prices (in cash, securities or other property or a combination thereof) or rate or rates of conversion or exchange and any adjustments applicable thereto;

(ix) whether or not the holders of the shares of such series shall have voting rights, in addition to the voting rights provided by law, and if so the terms of such voting rights, which may provide, among other things and subject to the other provisions of this Certificate of Incorporation, that each share of such series shall carry one vote or more or less than one vote per share, that the holders of such series shall be entitled to vote on certain matters as a separate class (which for such purpose may be comprised solely of such series or of such series and one or more other series or classes of stock of the Corporation); and

(x) any other relative rights, powers, preferences and limitations of this series.

For all purposes, this Certificate of Incorporation shall include each certificate of designations (if any) setting forth the terms of a series of Preferred Stock. Subject to the rights, if any, of the holders of any series of Preferred Stock set forth in a certificate of designations, an amendment of this Certificate of Incorporation to increase or decrease the number of authorized shares of Preferred Stock (but not below the number of shares thereof then outstanding) may be adopted by resolution adopted by the Board and approved by the affirmative vote of the holders of a majority of the votes entitled to be cast by the holders of the then-outstanding shares of Voting Common Stock, and no vote of the holders of any series of Preferred Stock, voting as a

separate class, shall be required therefor, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock designation.

Except as otherwise required by law, holders of Voting Common Stock, as such, shall not be entitled to vote on any amendment of this Certificate of Incorporation that alters or changes the powers, preferences, rights or other terms of one or more outstanding series of Preferred Stock if the holders of any such series are entitled, either separately or together with the holders of one or more other series of Preferred Stock, to vote thereon pursuant to this Certificate of Incorporation or the certificate of designations relating to such series of Preferred Stock, or pursuant to the GCL as then in effect.

FIFTH: (a) *Definitions*. As used in this Certificate of Incorporation:

(i) the term "*Act*" shall mean the Securities Exchange Act of 1934, as amended;

(ii) the term "*beneficially owned*" shall have the meaning set forth in Rule 13d-3 and 13d-5 under the Act, as amended;

(iii) the term "*CBOE*" shall mean the Chicago Board Options Exchange, Incorporated;

(iv) the term "*Family Member*" shall mean, with respect to any owner of a Restructuring Share, such owner's spouse, domestic partner, children, stepchildren, grandchildren, parents, stepparents, grandparents, brothers, stepbrothers, sisters and stepsisters;

(v) the term "*Initial Public Offering*" shall mean an underwritten public offering of Unrestricted Common Stock of the Corporation;

(vi) the term "*Interim Lock-Up Period*" shall mean with respect to the Class A Common Stock and the Class B Non-Voting Common Stock, the period beginning at 12:01 p.m. central time on the Lock-Up Trigger Date and ending at 11:59 p.m. central time on the date the Class A Common Stock and the Class B Non-Voting Common Stock are converted into Class A-1 Common Stock and Class A-2 Common Stock pursuant to Section (h) of this Article Fifth; provided, that if (x) a registration statement filed by the Corporation with the Securities and Exchange Commission (the "*SEC*") relating to an Initial Public Offering is not declared effective within 180 days of the Lock-Up Trigger Date and (y) the Board determines in its sole discretion that a registration statement is not likely to be declared effective within a reasonable time thereafter (such time not to exceed 270 days following the Lock-Up Trigger Date), then upon such determination, the Board will withdraw the registration statement and publicly announce such withdrawal and the termination of the then applicable Interim Lock-Up Period.

(vii) the term "*IPO Lock-Up Period*" shall mean:

(x) with respect to the Class A-1 Common Stock the period beginning at 12:01 p.m. central time on the date such Class A-1 Common Stock is issued upon conversion of the Class A Common Stock and Class B Non-Voting Common Stock into Class A-1 Common Stock pursuant to Section (h) of this Article Fifth until the A-1 Conversion Date (as defined in Section (i)(i) of this Article Fifth) occurs and the shares of Class A-1 Common Stock have converted to Unrestricted Common Stock pursuant to Section

(i)(i) of this Article Fifth (at such time all Transfer restrictions applicable to the Class A-1 Common Stock shall expire) and

(y) with respect to the Class A-2 Common Stock the period beginning at 12:01 p.m. central time on the date such Class A-2 Common Stock is issued to convert the Class A Common Stock and Class B Non-Voting Common Stock into Class A-2 Common Stock pursuant to Section (h) of this Article Fifth until the A-2 Conversion Date (as defined in Section (i)(ii) of this Article Fifth) occurs and the shares of Class A-2 Common Stock have converted to Unrestricted Common Stock pursuant to Section (i)(ii) of this Article Fifth (at such time all Transfer restrictions applicable to the Class A-2 Common Stock shall expire)

(viii) the term *"Lock-Up Trigger Date"* shall mean the date established by the Board and publicly announced by the Corporation on which the Interim Lock-Up Period shall commence; provided that such date shall not be less than 10 calendar days following the date of such announcement.

(ix) the term "*Person*" shall mean an individual, partnership (general or limited), joint stock company, corporation, limited liability company, trust or unincorporated organization, or any governmental entity or agency or political subdivision thereof;

(x) the term "*Qualified Change of Control*" shall mean, with respect to any record or beneficial owner of a Restructuring Share, any transaction involving (a) any purchase or acquisition (whether by way of merger, share exchange, business combination or consolidation) of more than fifty percent (50%) of the total outstanding voting securities of such owner or any tender offer or exchange offer that results in another Person (or the shareholders of such other Person) beneficially owning more than fifty percent (50%) of the total outstanding voting securities of such owner; or (b) any sale, exchange, Transfer or other disposition of more than fifty percent (50%) of the assets of such owner and its subsidiaries, taken together as whole; provided, however, that the fair market value of all of the shares of Common Stock held or beneficially owned by such owner and its subsidiaries, taken together as a whole, represents less than ten percent (10%) of the fair market value of all of the assets of such owner and its subsidiaries, taken together as a whole, at the time of such transaction, and provided further, that any such owner must, upon the Corporation's request, provide information to the Corporation that any such transaction qualifies as a Qualified Change of Control, and any good-faith determination of the Corporation that a particular transaction qualifies or does not qualify as a Qualified Change of Control shall be conclusive and binding;

(xi) the term "*Regulated Securities Exchange Subsidiary*" shall mean any national securities exchange controlled, directly or indirectly, by the Corporation, including, but not limited to CBOE;

(xii) the term "*Related Persons*" shall mean (A) with respect to any Person, all "affiliates" (as such term is defined in Rule 12b-2 under the Act) of such Person; (B) any Person associated with a member (as the phrase "Person associated with a member" is defined under Section 3(a)(21) of the Act); (C) any two or more Persons that have any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the

Corporation; (D) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 of the Act) or director of such Person and, in the case of a Person that is a partnership or a limited liability company, any general partner, managing member or manager of such Person, as applicable; (E) in the case of a Person that is a natural person, any relative or spouse of such natural person, or any relative of such spouse who has the same home as such natural person or who is a director or officer of the Corporation or any of the Corporation's parents or subsidiaries; (F) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Act), or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (G) in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability, as applicable;

(xiii) the term "*Release*" shall mean, with respect to any Transfer restriction on any Restructuring Share imposed pursuant to this Article Fifth, any action or circumstance resulting in such Transfer restriction being removed or lapsing;

(xiv) the term "*Restructuring*" shall mean the restructuring of CBOE from a non-stock corporation to a stock corporation and wholly-owned subsidiary of the Corporation;

(xv) the term "*Restructuring Share*" shall mean (i) any of the shares of Class A Common Stock of the Corporation issued to the then current members of CBOE as consideration in the Restructuring, (ii) any of the shares of Class B Non-Voting Common Stock issued to the class members pursuant to the Stipulation of Settlement approved by the Court of Chancery of the State of Delaware in the matter captioned CME Group, Inc. et al. v. Chicago Board Options Exchange, Incorporated et. al (Civil Action No. 2369-VCN) and (iii) any of the shares of Class A-1 Common Stock and Class A-2 Common Stock, and, in any such case, any of the shares issued with respect to such shares by way of any stock dividend, stock split or other recapitalization;

(xvi) the term "*Scheduled Conversion Date*" shall mean, with respect to each of the Class A-1 Common Stock and the Class A-2 Common Stock, the date provided in Section (i) of Article Fifth of this Certificate of Incorporation on which the class of Common Stock would automatically convert into Unrestricted Common Stock; and

(xvii) the term "*Transfer*" shall mean, with respect to any Restructuring Share, any direct or indirect assignment, sale, exchange, transfer, tender or other disposition of such Restructuring Share or any interest therein, whether voluntary or involuntary, by operation of law or otherwise (including any sale or other disposition of any Restructuring Share in any one transaction or series of transactions relating to any option or other derivative security or transaction), and any agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing; provided, however, that a Transfer shall not occur simply as a result of (x) a "Qualified Change of Control" of the record or beneficial owner of such Restructuring Share or (y) the grant of a proxy in connection with a solicitation of proxies subject to the provisions of Section 14 of the Act, as amended, and the rules and regulations promulgated thereunder.

(b) *Transfer Restrictions Between Restructuring and Initial Public Offering*. Until the Corporation completes an Initial Public Offering, no Transfers of any Restructuring Share may take place unless such Transfer is made through an agent of the Corporation that has been designated by the Corporation to manage such Transfers or through an agent or broker who

utilizes the market or other trading service designated by the Corporation. In addition to the foregoing sentence, until the Corporation completes an Initial Public Offering, all agents designated by the Corporation to manage Transfers and the market or other trading service designated by the Corporation shall prohibit (i) the Transfer of any Restructuring Share unless the proposed transferor of such Restructuring Share is the record owner of such Restructuring Share at the time of the proposed Transfer, or in the event of any agreement, arrangement or understanding, whether or not in writing, to effect any such Transfer, such transferor is the record owner of such Restructuring Share at the time such agreement, arrangement or understanding is entered into and (ii) any Transfer of any Restructuring Share not executed through the market or other trading service designated by the Corporation and pursuant to the procedures established for such market or trading service. Any Transfers or attempted Transfers covered by clauses (i) and (ii) of the foregoing sentence will be void. In the event the Board publicly announces that a Lock-Up Trigger Date has been established with respect to the Class A Common Stock and Class B Non-Voting Common Stock, no record owner or beneficial owner of any Class A Common Stock or Class B Non-Voting Common Stock may Transfer any such stock during the Interim Lock-Up Period except as otherwise set forth in Section (d) of this Article Fifth; provided, that if the Board publicly announces its withdrawal of its registration statement with respect to an Initial Public Offering and the termination of the then applicable Interim Lock-Up Period, such Interim Lock-Up Period will cease to be in effect and the Class A Common Stock and Class B Non-Voting Common Stock will no longer be subject to the restriction provided in this Section (b) with respect to the Interim Lock-Up Period created by the announcement of the earlier declared Lock-Up Trigger Date, and the Restructuring Shares shall again be subject to this Section (b) of this Article Fifth as if such Lock-Up Trigger Date had not been announced. The Transfer restrictions provided in this Section (b) will apply until the date on which an Initial Public Offering has been completed.

(c) *Transfer Restrictions in the Event of Initial Public Offering.* In the event that the Corporation completes an Initial Public Offering, neither any record owner nor any beneficial owner of any Restructuring Share may Transfer such Restructuring Share during the IPO Lock-Up Period applicable to such Restructuring Share except as otherwise set forth in Section (d) of this Article Fifth.

(d) *Exemptions from Transfer Restrictions and Conversion of Shares.* Notwithstanding Sections (b) and (c) of this Article Fifth:

(i) the Board may, from time to time in its sole discretion, (A) Release any Transfer restriction set forth in this Article Fifth for any number of Restructuring Shares, on terms and conditions and in amounts to be determined by the Board in its sole discretion, including in connection with the Release of Restrictions with respect to Restructuring Shares sold to the Corporation as part of any corporate repurchase or tender offer, as part of any sale by stockholders in an Initial Public Offering or other registered offering or as part of an Organized Sale pursuant to Section (g) of this Article Fifth and (B) in connection with the Release of Transfer restrictions pursuant to this Section (d)(i), convert each such Restructuring Share into one share of Unrestricted Common Stock, and such converted Restructuring Shares shall be retired and shall not be reissued;

(ii) this Article Fifth shall not prohibit a record or beneficial owner of a Restructuring Share from Transferring such Restructuring Share to:

(A) if such owner is an entity (including a corporation, partnership, limited liability company or limited liability partnership), (1) any Person of which such owner directly or indirectly owns all of the common voting and equity interest, (2) any Person that directly or indirectly owns all of the common voting and equity interest of such owner, (3) any other entity if a Person directly or indirectly owns all of the common voting and equity interest of both such owner and such other entity, (4) the equity holders of such owner (including stockholders, partners or members of such holder) upon a *bona fide* liquidation or dissolution of such owner, and (5) a trustee of the bankruptcy estate of such owner if such owner has become bankrupt or insolvent; and

(B) if such owner is a natural person, (1) any Family Member of such owner, (2) any trust or foundation solely for the benefit of such owner and/or such owner's Family Members (such trust or foundation, a "*Qualified Trust*"), and (3) a trustee of the bankruptcy estate of such owner if such owner has become bankrupt or insolvent;

(iii) this Article Fifth shall not prohibit the trustee of a Qualified Trust which is the record owner of a Restructuring Share from Transferring such Restructuring Share to any beneficiary of such Qualified Trust (including a trust for the benefit of such beneficiary) or Transferring such Restructuring Share in exchange for cash necessary to pay taxes, debts or other obligations payable by reason of the death of the grantor of such Qualified Trust or any one or more of such beneficiaries, in each case in accordance with the terms of the trust instrument;

(iv) Section (c) of this Article Fifth shall not prohibit a record or beneficial owner of a Restructuring Share from pledging or hypothecating, or granting a security interest in, such Restructuring Share, or Transferring such Restructuring Share as a result of any bona fide foreclosure resulting therefrom; and

(v) this Article Fifth shall not prohibit a fiduciary of a deceased stockholder of CBOE from Transferring a Restructuring Share to one or more beneficiaries of such estate (including a trust for the benefit of such beneficiaries) or Transferring such Restructuring Share in exchange for cash necessary to pay taxes, debts or other obligations payable by reason of the death of the deceased stockholder;

provided that, if a record or beneficial owner of a Restructuring Share makes any Transfer permitted under subsections (ii), (iii), (iv), or (v) of this Section (d), each Restructuring Share so Transferred shall continue to be bound by the terms of this Certificate of Incorporation, including the restrictions on Transfer set forth in this Certificate of Incorporation.

Any record or beneficial owner of a Restructuring Share that seeks to Transfer a Restructuring Share pursuant to this Section (d) must, upon the Corporation's request, provide information to the Corporation that any such Transfer qualifies as a permitted Transfer under this Section (d) and any good-faith determination of the Board that a particular Transfer so qualifies or does not so qualify shall be conclusive and binding.

(e) *Transfers in Violation of this Article.* The Corporation shall not register any purported Transfer of any Restructuring Share in violation of the restrictions imposed by this Article Fifth. Any purported Transfer in violation of this Article will be void.

(f) *Legends and Requirement to Hold Stock in Owner's Name.*

(i) The restrictions on Transfer set forth in Section (b) shall be referred to as the "*Interim Transfer Restriction*" and restrictions on Transfer set forth in Section (c) of this Article Fifth shall be referred to as the "*IPO Lock-Up.*" For Restructuring Shares represented by stock certificates, such certificate shall bear a legend to the effect that such Restructuring Shares are subject to the Interim Transfer Restriction and the IPO Lock-Up, which legend shall be removed upon the expiration of the Interim Transfer Restriction and the applicable IPO Lock-Up Period with respect to all of the Restructuring Shares represented by such certificate. For Restructuring Shares not represented by certificates, the Corporation reserves the right to require that an analogous notification or restriction be used in respect of such Restructuring Shares or securities that are subject to the Interim Transfer Restriction and the IPO Lock-Up. Upon the Release of any Transfer restriction from any of the Restructuring Shares, if the Board shall have designated prior to such Release a particular broker or brokers and/or the particular manner of the Transfer of such shares to be Released, such shares shall be Transferred only through such broker and in such manner as designated by the Board.

(ii) Shares of Class A Common Stock, Class A-1 Common Stock, Class A-2 Common Stock and Class B Non-Voting Common Stock may only be recorded on the books and records of the Corporation in the name of the owner of the shares and may not be registered for any owner in the name of any broker or other nominee. This requirement shall not apply to any Unrestricted Common Stock into which any Common Stock of the Corporation may convert pursuant to this Certificate of Incorporation.

(g) *Organized Sales.*

(i) After completion of an Initial Public Offering, in connection with any Scheduled Conversion Date, the Corporation will have the right to organize secondary sales of Class A-1 and/or Class A-2 Common Stock, which may include: an underwritten offering, including an underwritten offering that also involves primary sales of Unrestricted Common Stock by the Corporation; a sale of Class A-1 or Class A-2 Common Stock or Unrestricted Common Stock to one or more purchasers in a limited offering or sales process; or such other sales process as the Board may reasonably determine (each an "*Organized Sale*").

(ii) In order to exercise its right to conduct an Organized Sale in connection with a Scheduled Conversion Date, the Corporation shall deliver to each holder of Class A-1 and Class A-2 Common Stock, not later than sixty (60) days prior to the applicable Scheduled Conversion Date, written notice of the Corporation's intent to conduct an Organized Sale (the "*Organized Sale Notification*"). The Organized Sale Notification shall state with reasonable specificity the nature of and the then anticipated timing of such proposed Organized Sale. For purposes of this Section (g)(ii) of Article Fifth, the Organized Sale Notification shall be deemed to be delivered if deposited into the United States mail and sent first class mail to the holders' addresses as they appear on the books and records of the Corporation.

(iii) In order to exercise the election to participate in any Organized Sale, a holder of Class A-1 or Class A-2 Common Stock must provide the Corporation, no later than twenty (20) days following the date of mailing of the Organized Sale Notification, written notice of intent to participate in such Organized Sale as directed in the Organized Sale Notification (the "*Participation Election*"). In addition to any information identified in the Organized

Sale Notification as being required to be set forth in the Participation Election, the Participation Election shall specify the class of Class A-1 and/or Class A-2 Common Stock (either shares of the class scheduled to convert into Unrestricted Common Stock in connection with such Organized Sale or shares of Class A-1 or Class A-2 Common Stock for which the applicable Transfer restriction is not yet scheduled to expire in connection with such Organized Sale) and the number of shares thereof and the number of shares of Unrestricted Common Stock that the holder thereof has elected to include in the applicable Organized Sale and shall include a commitment by the holder to enter into agreements and provide such information as is customary for the type of Organized Sale proposed to be conducted, provided such agreements contain commercially reasonable terms. In the event that holders of Class A-1 or Class A-2 Common Stock elect to include more shares in any Organized Sale than the Board determines in its sole and absolute discretion should be included in such Organized Sale, the Board shall develop in its sole and absolute discretion a mechanism for determining the number of shares of Class A-1 and Class A-2 Common Stock and Unrestricted Common Stock that may be included in such Organized Sale; provided that, with regard to shares held by such Persons (i.e., shares to be offered in secondary sales), preference shall be given first to the Class A-1 Common Stock, second to Class A-2 Common Stock and third to Unrestricted Common Stock. Each Participation Election shall be irrevocable unless waived by the Corporation.

(iv) The Corporation shall have no obligation to complete any Organized Sale or, if the Corporation completes an Organized Sale, to include any or all of the shares of Common Stock identified in the Participation Elections related to such Organized Sale. The actual number of shares that may be sold in an Organized Sale may be fewer than the aggregate number requested by stockholders to be included in the Organized Sale, including less than all of the shares of the class scheduled for release at the expiration of the related Transfer restriction period. In addition, the Corporation shall have no obligation to include any or all of the shares of Common Stock identified in any Participation Election related to such Organized Sale to the extent the holder thereof has not provided such agreements and information as are required in order to complete such Organized Sale.

(v) If the Corporation elects to exercise its right to conduct an Organized Sale in connection with a Scheduled Conversion Date, the Class A-1 and Class A-2 Common Stock shall not convert pursuant to Section (i) of this Article Fifth until the applicable Scheduled Conversion Date, as extended as provided in this subsection (v) and subsection (vi) of Section (g) of this Article Fifth, has occurred. If the Corporation elects to exercise its right to conduct an Organized Sale in connection with the Scheduled Conversion Date applicable to the Class A-1 Common Stock and does not complete such Organized Sale before sixty (60) days following the Scheduled Conversion Date applicable to the Class A-1 Common Stock, all issued and outstanding shares of the Class A-1 Common Stock shall automatically convert into the same number of shares of Unrestricted Common Stock (without any action by the holder) on the sixty-first (61st) day following the Scheduled Conversion Date applicable to the Class A-1 Common Stock. If the Corporation elects to exercise its right to conduct an Organized Sale in connection with the Scheduled Conversion Date applicable to the Class A-2 Common Stock and does not complete such Organized Sale before three hundred sixty (360) days following the Initial Public Offering, all issued and outstanding shares of Class A-2 Common Stock shall automatically convert into the same number of

shares of Unrestricted Common Stock (without any action by the holder) on the three hundred sixty-first (361st) day following the Initial Public Offering.

(vi) Notwithstanding anything else in Section (g) of Article Fifth to the contrary, if the Corporation elects to exercise its right to conduct an Organized Sale pursuant to this Section (g) and completes an Organized Sale prior to the date the Class A-1 or Class A-2 Common Stock (whichever is then scheduled to occur) would automatically convert into shares of Unrestricted Common Stock (after taking into consideration the extension of such conversion date as provided for in subsection (v) above), the Scheduled Conversion Date shall be delayed (the "Delayed Conversion Date") for all shares of the Class A-1 or Class A-2 Common Stock that are subject to such Scheduled Conversion Date, including shares of such class not identified in Participation Elections with respect to such Organized Sale, until the ninety-first (91st) day following the later of the (a) applicable Scheduled Conversion Date set forth in Section (i) of Article Fifth of this Certificate of Incorporation, without taking into consideration any extension provided for in this Section (g), and (b) date of completion of the applicable Organized Sale, at which time, all issued and outstanding shares of the Class A-1 or Class A-2 Common Stock subject to such Scheduled Conversion Date shall automatically convert (without any action by the holder) into the same number of shares of Unrestricted Common Stock on such Delayed Conversion Date. If the Corporation does not elect to conduct an Organized Sale in connection with any Scheduled Conversion Date, the applicable Scheduled Conversion Date will occur at the time set forth in Section (i) of Article Fifth of this Certificate of Incorporation, and all issued and outstanding shares of the Class A-1 or Class A-2 Common Stock subject to such Scheduled Conversion Date shall automatically convert (without any action by the holder) into the same number of shares of Unrestricted Common Stock on such Scheduled Conversion Date.

(h) *Conversion of Class A Common Stock and Class B Non-Voting Common Stock to Class A-1 and Class A-2 Common Stock.* Effective concurrently with the closing of an Initial Public Offering, each shares of Class A Common Stock and Class B Non-Voting Common Stock outstanding on the closing date of such Initial Public Offering will convert into to one-half of one share of Class A-1 Common Stock and one-half of one share of Class A-2 Common Stock as follows:

(i) each share of Class A Common Stock shall automatically convert into (x) one-half of one share of Class A-1 Common Stock effective on the date the Corporation's shares are issued in the Initial Public Offering, and shall have all the rights and privileges of such Class A-1 Common Stock and will be subject to the IPO Lock-Up Period applicable to Class A-1 Common Stock, and (y) one-half of one share of Class A-2 Common Stock effective on the date the Corporation's shares are issued in the Initial Public Offering, and shall have all the rights and privileges of such Class A-2 Common Stock and will be subject to the IPO Lock-Up Period applicable to Class A-2 Common Stock; and

(ii) each share of Class B Non-Voting Common Stock shall automatically convert into (x) one-half of one share of Class A-1 Common Stock effective on the date the Corporation's shares are issued in the Initial Public Offering, and shall have all the rights and privileges of such Class A-1 Common Stock and will be subject to the IPO Lock-Up Period applicable to Class A-1 Common Stock, and (y) one-half of one share of Class A-2 Common Stock effective on the date the Corporation's shares are issued in the Initial Public Offering,

and shall have all the rights and privileges of such Class A-2 Common Stock and will be subject to the IPO Lock-Up Period applicable to Class A-2 Common Stock.

In the event that the Board approves an Initial Public Offering to be completed contemporaneous with the Restructuring, then at the completion of the Restructuring, the Class A Common Stock and the Class B Non-Voting Common Stock shall be deemed to be issued prior to the closing of the Initial Public Offering and then shall be converted upon the closing of the Initial Public Offering into shares of Class A-1 Common Stock and Class A-2 Common Stock as set forth in this Section (h) of Article Fifth.

(i) *Conversion of Restricted Shares to Unrestricted Shares*. After Completion of an Initial Public Offering, the Class A-1 Common Stock and Class A-2 Common Stock will convert to Unrestricted Common Stock, subject in each case to the Corporation's right to conduct an Organized Sale (as such term is defined in Section (g) of this Article Fifth) and to thereby delay the Scheduled Conversion Dates set forth below and extend the IPO Lock-Up Periods in accordance with subsections (v) and (vi) of Section (g) of this Article Fifth, as follows:

(i) on the date that is one hundred eighty (180) days following the date the Corporation's shares are issued in the Initial Public Offering (the "*A-1 Conversion Date*"), all Transfer restrictions applicable to the Class A-1 Common Stock and set forth in Section (a)(vii) of this Article Fifth shall expire and each issued and outstanding share of Class A-1 Common Stock shall automatically convert (without any action by the holder) into one share of Unrestricted Common Stock; and

(ii) on the date that is three hundred sixty (360) days following the date the Corporation's shares are issued in the Initial Public Offering (the "*A-2 Conversion Date*"), all Transfer restrictions applicable to the Class A-2 Common Stock and set forth in Section (a)(vii) of this Article Fifth shall expire and each issued and outstanding share of Class A-2 Common Stock shall automatically convert (without any action by the holder) into one share of Unrestricted Common Stock.

SIXTH: (a) *Voting Limitations*. Notwithstanding any other provision of this Certificate of Incorporation, (x) no Person, either alone or together with its Related Persons, as of any record date for the determination of stockholders entitled to vote on any matter, shall be entitled to vote or cause the voting of shares of stock of the Corporation, beneficially owned directly or indirectly by such Person or its Related Persons, in person or by proxy or through any voting agreement or other arrangement, to the extent that such shares represent in the aggregate more than 10% of the then outstanding votes entitled to be cast on such matter, without giving effect to this Article Sixth, and the Corporation shall disregard any such votes purported to be cast in excess of such limitation; and (y) if any Person, either alone or together with its Related Persons, is party to any agreement, plan or other arrangement relating to shares of stock of the Corporation entitled to vote on any matter with any other Person, either alone or together with its Related Persons, under circumstances that would result in shares of stock of the Corporation that would be subject to such agreement, plan or other arrangement not being voted on any matter, or the withholding of any proxy relating thereto, where the effect of such agreement, plan or other arrangement would be to enable any Person with the right to vote any shares of stock of the Corporation, but for this Article Sixth, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of shares of stock of the Corporation that would exceed 10% of the then outstanding votes entitled to be cast on such matter (assuming that all

shares of stock of the Corporation that are subject to such agreement, plan or arrangement are not outstanding votes entitled to be cast on such matter) (the "*Recalculated Voting Limitation*"), then the Person with such right to vote shares of stock of the Corporation, either alone or together with its Related Persons, shall not be entitled to vote or cause the voting of shares of stock of the Corporation beneficially owned by such Person, either alone or together with its Related Persons, in person or by proxy or through any voting agreement or other arrangement, to the extent that such shares represent in the aggregate more than the Recalculated Voting Limitation, and the Corporation shall disregard any such votes purported to be cast in excess of the Recalculated Voting Limitation. In the event the Corporation completes an Initial Public Offering, the voting limitation provided in this Section (a) of Article Sixth shall continue to apply on the same terms as stated herein, provided, however, the voting percentages stated herein shall increase from 10% to 20%.

(i) The limitations set forth in this Section (a), as applicable, shall apply to each Person unless and until:

(A) such Person shall have delivered to the Corporation, not less than 45 days (or such shorter period as the Board shall expressly consent to) prior to any vote, a notice in writing, of such Person's intention, either alone or together with its Related Persons, to vote or cause the voting of shares of stock of the Corporation beneficially owned by such Person or its Related Persons, in person or by proxy or through any voting agreement or other arrangement, in excess of the such limitations, as applicable;

(B) the Board shall have resolved to expressly permit such voting; and

(C) such resolution shall have been filed with, and approved by, the SEC under Section 19(b) of the Act, and shall have become effective thereunder.

(ii) Subject to its fiduciary obligations under applicable law, the Board shall not adopt any resolution pursuant to clause (B) of Section (a)(i) of this Article Sixth unless the Board shall have determined that:

(A) the exercise of such voting rights or the entering into of such agreement, plan or other arrangement, as applicable, by such Person, either alone or together with its Related Persons, will not impair the ability of either the Corporation or any Regulated Securities Exchange Subsidiary to discharge its respective responsibilities under the Act and the rules and regulations thereunder and is otherwise in the best interests of the Corporation, its stockholders and the Regulated Securities Exchange Subsidiaries;

(B) the exercise of such voting rights or the entering into of such agreement, plan or other arrangement, as applicable, by such Person, either alone or together with its Related Persons, will not impair the SEC's ability to enforce the Act;

(C) in the case of a resolution to approve the exercise of voting rights in excess of 10% or 20% (as applicable at such time) of the then outstanding votes entitled to be cast on such matter, (x) neither such Person nor any of its Related Persons is subject to any statutory disqualification (as defined in Section 3(a)(39) of the Act) and (y) for so long as the Corporation directly or indirectly controls any Regulated Securities Exchange Subsidiary, neither such Person nor any of its Related Persons is a "Trading Permit Holder" (as defined in the Bylaws of any Regulated Securities Exchange Subsidiary as they may be amended from time to time) (any such Person that is a Related Person of

such Trading Permit Holder shall hereinafter also be deemed to be a Trading Permit Holder for purposes of this Certificate of Incorporation, as the context may require); and

(D) in the case of a resolution to approve the entering into of an agreement, plan or other arrangement under circumstances that would result in shares of stock of the Corporation that would be subject to such agreement, plan or other arrangement not being voted on any matter, or the withholding of any proxy relating thereto, where the effect of such agreement, plan or other arrangement would be to enable any Person, but for this Article Sixth, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of shares of stock of the Corporation that would exceed 10% or 20% (as applicable at such time) of the then outstanding votes entitled to be cast on such matter (assuming that all shares of stock of the Corporation that are subject to such agreement, plan or other arrangement are not outstanding votes entitled to be cast on such matter), (x) neither such Person nor any of its Related Persons is subject to any statutory disqualification (as defined in Section 3(a)(39) of the Act) and (y) for so long as the Corporation directly or indirectly controls any Regulated Securities Exchange Subsidiary, neither such Person nor any of its Related Persons is a Trading Permit Holder.

In making such determinations, the Board may impose such conditions and restrictions on such Person and its Related Persons owning any shares of stock of the Corporation entitled to vote on any matter as the Board may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Act and the governance of the Corporation.

(iii) If and to the extent that shares of stock of the Corporation beneficially owned by any Person or its Related Persons are held of record by any other Person, this Section (a) shall be enforced against such record owner by limiting the votes entitled to be cast by such record owner in a manner that will accomplish the limitations contained in this Section (a) applicable to such Person and its Related Persons.

(iv) The limitations set forth in the first paragraph of this Section (a) shall not apply to (x) any solicitation of any revocable proxy from any stockholder of the Corporation by or on behalf of the Corporation or by any officer or director of the Corporation acting on behalf of the Corporation or (y) any solicitation of any revocable proxy from any stockholder of the Corporation by any other stockholder that is conducted pursuant to, and in accordance with, Regulation 14A promulgated pursuant to the Act (other than a solicitation pursuant to Rule 14a-2(b)(2) promulgated under the Act, with respect to which this Section (a) of this Article Sixth shall apply).

(v) For purposes of this Section (a), no Person shall be deemed to have any agreement, arrangement or understanding to act together with respect to voting shares of stock of the Corporation solely because such Person or any of such Person's Related Persons has or shares the power to vote or direct the voting of such shares of stock as a result of (x) any solicitation of any revocable proxy from any stockholder of the Corporation by or on behalf of the Corporation or by any officer or director of the Corporation acting on behalf of the Corporation or (y) any solicitation of any revocable proxy from any stockholder of the Corporation by any other stockholder that is conducted pursuant to, and in accordance with, Regulation 14A promulgated pursuant to the Act (other than a solicitation pursuant to Rule 14a-2(b)(2) promulgated under the Act, with respect to which this Section (a) of this

Article Sixth shall apply), except if such power (or the arrangements relating thereto) is then reportable under Item 6 of Schedule 13D under the Act (or any similar provision of a comparable or successor report).

(b) *Ownership Concentration Limitation.* Except as otherwise provided in this Section (b), no Person, either alone or together with its Related Persons, shall be permitted at any time to beneficially own directly or indirectly shares of stock of the Corporation representing in the aggregate more than 10% of the then outstanding shares of stock of the Corporation (the "*Ownership Limitation*"). In the event the Corporation completes an Initial Public Offering, the Ownership Limitation provided in this Section (b) of Article Sixth shall increase from 10% to 20%.

(i) The Ownership Limitation shall apply to each Person unless and until: (x) such Person shall have delivered to the Corporation not less than 45 days (or such shorter period as the Board shall expressly consent to) prior to the acquisition of any shares that would cause such Person (either alone or together with its Related Persons) to exceed the Ownership Limitation, a notice in writing, of such Person's intention to acquire such ownership; (y) the Board shall have resolved to expressly permit such ownership; and (z) such resolution shall have been filed with, and approved by, the SEC under Section 19(b) of the Act and shall have become effective thereunder.

(ii) Subject to its fiduciary obligations under applicable law, the Board shall not adopt any resolution permitting ownership in excess of the Ownership Limitation unless the Board shall have determined that:

(A) such acquisition of beneficial ownership by such Person, either alone or together with its Related Persons, will not impair the ability of any Regulated Securities Exchange Subsidiary to discharge its responsibilities under the Act and the rules and regulations thereunder and is otherwise in the best interests of the Corporation, its stockholders and the Regulated Securities Exchange Subsidiaries;

(B) such acquisition of beneficial ownership by such Person, either alone or together with its Related Persons, will not impair the SEC's ability to enforce the Act. In making such determinations under clauses (A) and (B) of this Section (b)(ii), the Board may impose such conditions and restrictions on such Person and its Related Persons owning any shares of stock of the Corporation entitled to vote on any matter as the Board may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Act and the governance of the Corporation;

(C) neither such Person nor any of its Related Persons is subject to any statutory disqualification (as defined in Section 3(a)(39) of the Act); and

(D) for so long as the Corporation directly or indirectly controls any Regulated Securities Exchange Subsidiary, neither such Person nor any of its Related Persons is a Trading Permit Holder.

(iii) Unless the conditions specified in Section (b)(i) of this Article Sixth are met, if any Person, either alone or together with its Related Persons, at any time beneficially owns shares of stock of the Corporation in excess of the Ownership Limitation, the Corporation shall be obligated to redeem promptly, at a price equal to the par value of such shares of stock and to the extent funds are legally available therefor, that number of shares of stock of

the Corporation necessary so that such Person, together with its Related Persons, shall beneficially own directly or indirectly shares of stock of the Corporation representing in the aggregate no more than 10% or 20% (as applicable at such time) of the then outstanding shares of the Corporation, after taking into account that such redeemed shares shall become treasury shares and shall no longer be deemed to be outstanding.

(c) *Redemptions.*

(i) In the event the Corporation shall redeem shares of stock (the "*Redeemed Stock*") of the Corporation pursuant to any provision of this Article Sixth, notice of such redemption shall be given by first class mail, postage prepaid, mailed not less than five business nor more than 60 calendar days prior to the redemption date, to the holder of the Redeemed Stock, at such holder's address as the same appears on the stock register of the Corporation. Each such notice shall state: (w) the redemption date; (x) the number of shares of Redeemed Stock to be redeemed; (y) the aggregate redemption price, which shall equal the aggregate par value of such shares; and (z) the place or places where such Redeemed Stock is to be surrendered for payment of the aggregate redemption price. Failure to give notice as aforesaid, or any defect therein, shall not affect the validity of the redemption of Redeemed Stock. From and after the redemption date (unless the Corporation shall default in providing funds for the payment of the redemption price), the shares of Redeemed Stock which have been redeemed as aforesaid shall become treasury shares and shall no longer be deemed to be outstanding, and all rights of the holder of such Redeemed Stock as a stockholder of the Corporation (except the right to receive from the Corporation the redemption price against delivery to the Corporation of evidence of ownership of such shares) shall cease.

(ii) If and to the extent that shares of stock of the Corporation beneficially owned by any Person or its Related Persons are held of record by any other Person, this Article Sixth shall be enforced against such record owner by requiring the redemption of shares of stock of the Corporation held by such record owner in accordance with this Article Sixth, in a manner that will accomplish the Ownership Limitation applicable to such Person and its Related Persons.

(d) *Right to Information.* The Corporation shall have the right to require any Person and its Related Persons that the Board reasonably believes (x) to be subject to the limitations contained in Section (a) of this Article Sixth, (y) to beneficially own shares of stock of the Corporation entitled to vote on any matter in excess of the Ownership Limitation, or (z) to beneficially own an aggregate of 5% or more of the then outstanding shares of stock of the Corporation entitled to vote on any matter, which ownership such Person, either alone or together with its Related Persons, has not reported to the Corporation, to provide to the Corporation, upon the Corporation's request, complete information as to all shares of stock of the Corporation beneficially owned by such Person and its Related Persons and any other factual matter relating to the applicability or effect of this Article Sixth as may reasonably be requested of such Person and its Related Persons. Any constructions, applications or determinations made by the Board pursuant to this Article Sixth in good faith and on the basis of such information and assistance as was then reasonably available for such purpose shall be conclusive and binding upon the Corporation and its directors, officers and stockholders.

SEVENTH: (a) *Authority*. The governing body of the Corporation shall be the Board. The business and affairs of the Corporation shall be managed by or under the direction of the Board.

(b) *Number of Directors*. The Board shall consist of not less than 11 and not more than 23 directors, the exact number to be fixed in accordance with the Bylaws of the Corporation.

EIGHTH: No Person that is subject to any statutory disqualification (as defined in Section 3(a)(39) of the Act) may be a director or officer of the Corporation.

NINTH: *No Action by Written Consent*. Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders.

TENTH: (a) The Corporation shall, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, indemnify and hold harmless any Person (a "*Covered Person*") who was or is made or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he or she is or was a director, officer or member of a committee of the Corporation, or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director or officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such Covered Person in connection with a proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section (c) of this Article Tenth, the Corporation shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board.

(b) Expenses (including attorneys' fees) incurred by a Covered Person in defending a proceeding, including appeals, shall, to the extent not prohibited by law, be paid by the Corporation in advance of the final disposition of such proceeding; provided, however, that the Corporation shall not be required to advance any expenses to a Person against whom the Corporation directly brings an action, suit or proceeding alleging that such Person (1) committed an act or omission not in good faith or (2) committed an act of intentional misconduct or a knowing violation of law. Additionally, an advancement of expenses incurred by a Covered Person shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such Covered Person, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal or otherwise in accordance with Delaware law that such Covered Person is not entitled to be indemnified for such expenses under this Article Tenth.

(c) If a claim for indemnification (following the final disposition of such action, suit or proceeding) or advancement of expenses under this Article Tenth is not paid in full within thirty days after a written claim therefor by the Covered Person has been received by the Corporation, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any action the Corporation shall have the burden of proving that the

Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

(d) The provisions of this Article Tenth shall be deemed to be a contract between the Corporation and each Covered Person who serves in any such capacity at any time while this Article Tenth is in effect, and any repeal or modification of any applicable law or of this Article Tenth shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

(e) Persons not expressly covered by the foregoing provisions of this Article Tenth, such as those (x) who are or were employees or agents of the Corporation, or are or were serving at the request of the Corporation as employees or agents of another corporation, partnership, joint venture, trust or other enterprise, or (y) who are or were directors, officers, employees or agents of a constituent corporation absorbed in a consolidation or merger in which the Corporation was the resulting or surviving corporation, or who are or were serving at the request of such constituent corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise, may be indemnified or advanced expenses to the extent authorized at any time or from time to time by the Board.

(f) The rights conferred on any Covered Person by this Article Tenth shall not be deemed exclusive of any other rights to which such Covered Person may be entitled by law or otherwise, and shall continue as to a Person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such Person.

(g) The Corporation's obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or non-profit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

(h) Any repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection hereunder of any Covered Person in respect of any act or omission occurring prior to the time of such repeal or modification.

(i) The Corporation may purchase and maintain insurance, at its expense, to protect itself and any director, manager, officer, trustee, employee or agent of the Corporation or another corporation, or of a partnership, limited liability company, joint venture, trust or other enterprise against any expense, liability or loss (as such terms are used in this Article Tenth), whether or not the Corporation would have the power to indemnify such Person against such expense, liability or loss under the GCL.

ELEVENTH: The Corporation reserves the right to amend this Certificate of Incorporation, and to change or repeal any provision of the Certificate of Incorporation, in the manner prescribed at the time by statute, and all rights conferred upon stockholders by such Certificate of Incorporation are granted subject to this reservation. For so long as this Corporation shall control, directly or indirectly, any Regulated Securities Exchange Subsidiary, before any amendment to or repeal of any provision of this Certificate of Incorporation shall be effective, such amendment or repeal shall be submitted to the board of directors of each Regulated

Securities Exchange Subsidiary and if such amendment or repeal must be filed with or filed with and approved by the SEC, then such amendment or repeal shall not become effective until filed with or filed with and approved by the SEC, as the case may be.

TWELFTH: The Bylaws of the Corporation may be altered, amended or repealed, and new Bylaws may be adopted at any time, by the Board of Directors. Stockholders of the Corporation may alter, amend or repeal any Bylaw; provided that the affirmative vote of the holders of a majority of the votes entitled to be cast by the holders of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders of the Corporation to adopt, alter, amend or repeal any provision of the Corporation's Bylaws. For so long as this Corporation shall control, directly or indirectly, any Regulated Securities Exchange Subsidiary, before any amendment to or repeal of any provision of the Corporation's Bylaws shall be effective, such amendment or repeal shall be submitted to the board of directors of each Regulated Securities Exchange Subsidiary and if such amendment or repeal must be filed with or filed with and approved by the SEC, then such amendment or repeal shall not become effective until filed with or filed with and approved by the SEC, as the case may be.

THIRTEENTH: A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the GCL as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

FOURTEENTH: The Corporation, its directors, officers, agents and employees, irrevocably submit to the jurisdiction of the U.S. federal courts, the SEC, and the Regulated Securities Exchange Subsidiaries, for the purposes of any suit, action or proceeding pursuant to U.S. federal securities laws or the rules or regulations thereunder, commenced or initiated by the SEC arising out of, or relating to, the Regulated Securities Exchange Subsidiaries' activities (and shall be deemed to agree that the Corporation may serve as the U.S. agent for purposes of service of process in such suit, action or proceeding), and hereby waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that they are not personally subject to the jurisdiction of the U.S. federal courts, the SEC, and the Regulated Securities Exchange Subsidiaries, that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter thereof may not be enforced in or by such courts or agency.

FIFTEENTH: To the fullest extent permitted by applicable law, all confidential information pertaining to the self-regulatory function of Regulated Securities Exchange Subsidiaries (including but not limited to disciplinary matters, trading data, trading practices and audit information) contained in the books and records of any Regulated Securities Exchange Subsidiary that shall come into the possession of the Corporation shall: (1) not be made available to any Persons (other than as provided in the next sentence) other than to those officers, directors, employees and agents of the Corporation that have a reasonable need to know the contents thereof; (2) be retained in confidence by the Corporation and the officers, directors, employees and agents of the Corporation; and (3) not be used for any commercial purposes. Notwithstanding the foregoing sentence, nothing in this Certificate of Incorporation shall be

interpreted so as to limit or impede the rights of the SEC or any Regulated Securities Exchange Subsidiary to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any officers, directors, employees or agents of the Corporation to disclose such confidential information to the SEC or any Regulated Securities Exchange Subsidiary.

For so long as the Corporation directly or indirectly controls any Regulated Securities Exchange Subsidiary, the books, records, premises, officers, directors and employees of the Corporation shall be deemed to be the books, records, premises, officers, directors and employees of the Regulated Securities Exchange Subsidiary for purposes of and subject to oversight pursuant to the Act, but only to the extent that such books, records, premises, officers, directors and employees of the Corporation relate to the business of such Regulated Securities Exchange Subsidiary. The books and records related to the business of a Regulated Securities Exchange Subsidiary shall be subject at all times to inspection and copying by the SEC and the Regulated Securities Exchange Subsidiary.

SIXTEENTH: (a) The Corporation shall comply with the federal securities laws and the rules and regulations thereunder and shall cooperate with the SEC, and each Regulated Securities Exchange Subsidiary pursuant to and to the extent of its regulatory authority, and shall take reasonable steps necessary to cause its agents to cooperate with the SEC and, where applicable, the Regulated Securities Exchange Subsidiaries pursuant to their regulatory authority, with respect to such agents' activities related to the Regulated Securities Exchange Subsidiaries. No stockholder, employee, former employee, beneficiary, customer, creditor, community or regulatory authority or member thereof shall have any rights against the Corporation or any director, officer or employee of the Corporation under this Section (a) of this Article Sixteenth.

(b) The Corporation shall take reasonable steps necessary to cause its directors, officers and employees, prior to accepting such a position with the Corporation, to consent in writing to the applicability to them of Article Fourteenth, Article Fifteenth and Sections (c) and (d) of this Article Sixteenth of this Certificate of Incorporation, as applicable, with respect to their activities related to any of the Regulated Securities Exchange Subsidiaries. In addition, the Corporation shall take reasonable steps necessary to cause its agents, prior to accepting such a position with the Corporation, to be subject to the provisions of Article Fourteenth, Article Fifteenth and Sections (c) and (d) of this Article Sixteenth of this Certificate of Incorporation, as applicable, with respect to their activities related to any of the Regulated Securities Exchange Subsidiaries.

(c) For so long as the Corporation shall control, directly or indirectly, any Regulated Securities Exchange Subsidiary, each officer, director and employee of the Corporation shall give due regard to the preservation of the independence of the self regulatory function of the Regulated Securities Exchange Subsidiaries and to each of the Regulated Securities Exchange Subsidiaries' obligations under the Act, and the rules thereunder including, without limitation, Section 6(b) of the Act and shall not take any actions which he or she knows or reasonably should have known would interfere with the effectuation of any decisions by the board of directors of any Regulated Securities Exchange Subsidiary relating to such Regulated Securities Exchange Subsidiary's regulatory functions (including disciplinary matters) or which would adversely affect the ability of the Regulated Securities Exchange Subsidiary to carry out such Regulated Securities Exchange Subsidiary's responsibilities under the Act.

(d) In discharging his or her responsibilities as a member of the Board, each director shall take into consideration the effect that the Corporation's actions would have on the ability of each Regulated Securities Exchange Subsidiary to carry out its responsibilities under the Act and on the ability of each Regulated Securities Exchange Subsidiary and the Corporation: to engage in conduct that fosters and does not interfere with each Regulated Securities Exchange Subsidiary's and the Corporation's ability to prevent fraudulent and manipulative acts and practices; to promote just and equitable principles of trade; to foster cooperation and coordination with Persons engaged in regulating, clearing, settling, processing information with respect to, and facilitating transactions in securities; to remove impediments to and perfect the mechanisms of a free and open market and a national market system; and, in general, to protect investors and the public interest. In discharging his or her responsibilities as a member of the Board or as an officer or employee of the Corporation, each such director, officer or employee shall comply with the federal securities laws and the rules and regulations thereunder and shall cooperate with the SEC, and each Regulated Securities Exchange Subsidiary pursuant to its regulatory authority.

SEVENTEENTH: Unless and except to the extent that the Bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

IN WITNESS WHEREOF, CBOE Holdings, Inc. has caused this certificate to be signed as of this 18th day of June, 2010.

CBOE HOLDINGS, INC.

By: [signature]
Name: Edward Joyce
Its: President and Chief Operating Officer

CH2\2770290.18

C5

CBOE HOLDINGS

Holdings Bylaws

ARTICLE 1 — OFFICES

1.1 ***Registered Offices***. The registered office of CBOE Holdings, Inc. (the "Corporation") in the State of Delaware shall be located at Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19805 1297. The name of the Corporation's registered agent at such address shall be The Corporation Trust Company. The registered office and/or registered agent of the Corporation may be changed from time to time by action of the Board of Directors of the Corporation (the "Board of Directors").

1.2 ***Other Offices***. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

1.3 ***Books***. The books of the Corporation may be kept within or without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require, provided such books and records are kept within the United States.

ARTICLE 2 — STOCKHOLDERS

2.1 ***Place of Meetings***. All meetings of stockholders shall be held at such place, if any, within or without the State of Delaware as may be designated from time to time by the Board of Directors or the Chairman of the Board (or, if there is no Chairman of the Board, the Chief Executive Officer) or, if not so designated, at the principal place of business of the Corporation in Chicago, Illinois.

2.2 ***Annual Meeting***. The annual meeting of stockholders for the election of directors and for the transaction of such other business as may properly be brought before the meeting shall be held on the third Tuesday in May of each year or such other date and at such time and at such place, beginning with the year immediately following the year in which the restructuring of Chicago Board Options Exchange, Incorporated ("CBOE") from a non-stock corporation to a stock corporation and wholly-owned subsidiary of the Corporation is consummated, within or without the State of Delaware as shall be fixed by the Board of Directors, pursuant to a resolution adopted by the affirmative vote of a majority of the total number of directors then in office, or the Chairman of the Board (or, if there is no Chairman of the Board, the Chief Executive Officer) and stated in the notice of the meeting. If no annual meeting is held in accordance with the foregoing provisions, the Board of Directors shall cause the meeting to be held as soon thereafter as convenient. If no annual meeting is held in accordance with the foregoing provisions, a special meeting may be held in lieu of the annual meeting, and any action taken at that special meeting shall have the same effect as if it had been taken at the annual meeting, and in such case all references in these Bylaws to the annual meeting of stockholders shall be deemed to refer to such special meeting.

2.3 ***Special Meeting***. Special meetings of stockholders may be called at any time by only the Chairman of the Board, the Chief Executive Officer, the President or the Board of Directors pursuant to a resolution adopted by the affirmative vote of a majority of the total number of directors then in office. Special meetings may not be called by any other person or persons. Any business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

2.4 ***Notice of Meetings***. Except as otherwise provided by law, notice of each meeting of stockholders, whether annual or special, shall be given in any manner permitted by law not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder as of the record date for determining the stockholders entitled to notice of the meeting. The notices of all meetings shall state the place, if any, date and hour of the meeting and the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting). The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called.

2.5 ***Voting List***. The officer who has charge of the stock ledger shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, at least ten (10) days prior to the meeting (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of meeting or (ii) during ordinary business hours, at the principal place of business of the Corporation.

The list of stockholders must also be open to examination at the meeting as required by applicable law. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 2.5 or to vote in person or by proxy at any meeting of stockholders.

2.6 ***Quorum***. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, the holders of a majority in voting power of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote at the meeting (after taking into account the effect of any reduction of the number of shares entitled to vote as a result of the voting limitations imposed by Article Sixth of the Corporation's Certificate of Incorporation, if any), present in person or represented by proxy, shall constitute a quorum for the transaction of business.

2.7 ***Adjournments***. Any meeting of stockholders may be adjourned to any other time and to any other place at which a meeting of stockholders may be held under these Bylaws by the holders of a majority in voting power of the stockholders present or represented at the meeting and entitled to vote, although less than a quorum, or by any officer entitled to preside at or to act as secretary of such meeting. It shall not be necessary to notify any stockholder of any adjournment of less than thirty (30) days if the time and place of the adjourned meeting are announced at the meeting at which adjournment is taken, unless after the adjournment a new record date for stockholders entitled to vote at the adjourned meeting is fixed by the Board of Directors. At the adjourned meeting, the Corporation may transact any business that might have been transacted at the original meeting.

2.8 ***Voting***. Except as otherwise provided by the General Corporation Law of the State of Delaware ("DGCL"), the Certificate of Incorporation or these Bylaws, each stockholder shall have one vote for each share of capital stock entitled to vote and held of record by such stockholder.

2.9 ***Proxy Representation***. Every stockholder may authorize another person or persons to act for such stockholder by proxy in all matters in any manner permitted by law. No proxy shall be voted or acted upon after three years from its date unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally. The authorization of a proxy may but need not be limited to specified action, provided, however, that if a proxy limits its authorization to a meeting or meetings of stockholders, unless otherwise specifically provided such proxy shall entitle the holder thereof to vote at any adjourned session but shall not be valid after the final adjournment thereof. A proxy purporting to be authorized by or on behalf of a stockholder, if accepted by the Corporation in its discretion, shall be deemed valid unless challenged at or prior to its exercise, and the burden of proving invalidity shall rest on the challenger. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary of the Corporation a revocation of the proxy or a new proxy bearing a later date.

2.10 ***Action at Meeting***. When a quorum is present at any meeting, a plurality of the votes properly cast for the election of directors shall be sufficient to elect directors, and a majority of the votes properly cast upon any question other than an election of directors shall decide the question, except when a larger vote is required by law, by the Certificate of Incorporation or by these Bylaws. No ballot shall be required for any election unless requested by a stockholder present or represented at the meeting and entitled to vote in the election.

2.11 ***Nomination of Directors***. Except with respect to the Corporation's initial Board of Directors, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors. The nomination for election to the Board of Directors at a meeting of stockholders may be made (A) by the Board of Directors, any committee thereof or (B) by any stockholder (i) who is a stockholder of record on the date of the notice given pursuant to this Section 2.11 and on the record date for the determination of stockholders entitled to vote at the Corporation's annual meeting and (ii) who complies with the notice procedures set forth in this Section 2.11. Such nominations, other than those made by or on behalf of the Board of Directors or any committee thereof, shall be made by notice in writing delivered or mailed by first class United States mail, postage prepaid, to the Secretary and received at the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that for purposes of the first annual meeting following the adoption of these Bylaws, the date of the immediately preceding annual meeting shall be deemed to be May 8th of the year prior thereto, unless another date is otherwise publicly announced by the Board of Directors; provided further that if the annual meeting is not held within thirty (30) days before or after such anniversary date, then such nomination shall have been delivered to or mailed and received by the Secretary not later than the close of business on the 10th day following the date on which public announcement of the annual meeting date was made. Such notice shall set forth (a) as to each proposed nominee (i) the name, age, business address and, if known, residence address of such nominee, (ii) the principal occupation or employment of such nominee, (iii) the number of shares of stock of the Corporation which are owned beneficially and the number of shares of stock of the Corporation which are held of record by such nominee, and (iv) any other information concerning the nominee that must be disclosed as to nominees in proxy solicitations pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Act"), including such person's written consent to be named in the proxy statement as a nominee and to serve as a director if elected; and (b) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made (i) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner, (ii) the class and number of shares of capital stock of the Corporation which are owned beneficially and of

record by such stockholder and such beneficial owner, (iii) a description of any agreement, arrangement or understanding with respect to the nomination between or among such stockholder and/or such beneficial owner, any of their respective affiliates or associates, and any others acting in concert with any of the foregoing, including any nominee, (iv) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the stockholder's notice by, or on behalf of, such stockholder and such beneficial owners, whether or not such instrument or right shall be subject to settlement in underlying shares of capital stock of the Corporation, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or such beneficial owner, with respect to shares of capital stock of the Corporation, (v) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such nomination, and (vi) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to elect the nominee and/or (b) otherwise to solicit proxies or votes from stockholders in support of such nomination.

The chairman of the meeting may, if the facts warrant, determine that a nomination was not made in accordance with the foregoing procedure, and, if he or she should so determine, he or she shall so declare to the meeting, and the defective nomination shall be disregarded.

2.12 ***Notice of Business at Annual Meetings***. At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (b) otherwise properly brought before the meeting by or at the direction of the Board of Directors (or any committee thereof), or (c) otherwise properly brought before an annual meeting by a stockholder (i) who is a stockholder of record on the date of the giving of notice provided for in this Section 2.12 and on the record date for the determination of stockholders entitled to notice of and to vote at such annual meeting, and (ii) who complies with the notice procedures set forth in this Section 2.12. For business to be properly brought before an annual meeting by a stockholder, if such business relates to the election of directors of the Corporation, the procedures in Section 2.11 must be complied with. If such business relates to any other matter, the stockholder must have given timely notice thereof in writing to the Secretary. To be timely, a stockholder's notice must be delivered to or mailed to the Secretary and received at the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that for purposes of the first annual meeting following the adoption of these Bylaws, the date of the immediately preceding annual meeting shall be deemed to be May 8th of the year prior thereto, unless another date is otherwise publicly announced by the Board of Directors; provided further that if the annual meeting is not held within thirty (30) days before or after such anniversary date, then for the notice by the stockholder to be timely it must be so received not later than the close of business on the 10th day following the date on which public announcement of the annual meeting date was made. To be in proper written form, a stockholder's notice to the Secretary shall set forth (a) as to any business (other than nominations for the election of directors) that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws of the Corporation, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (b) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made (i) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner, (ii) the class and number of shares of capital stock of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner, (iii) a description of any agreement, arrangement or understanding with respect to the proposal between or among such stockholder and/or such beneficial owner, any of their respective affiliates or associates, and any others acting in concert with any of the foregoing, (iv) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the stockholder's notice by, or on behalf of, such stockholder and such beneficial owners, whether or not such instrument or right shall be subject to settlement in underlying shares of capital stock of the Corporation, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or such beneficial owner, with respect to shares of capital stock of the Corporation, (v) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business, and (vi) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to approve or adopt the proposal and/or (b) otherwise to solicit proxies or votes from stockholders in support of such proposal. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at any annual meeting except in accordance with the procedures set forth in Section 2.11 or this Section 2.12, except that any stockholder proposal which complies with Rule 14a 8 of the proxy rules, or any successor provision, promulgated under the Act, and is to be included in the Corporation's proxy statement for an annual meeting of stockholders shall be deemed to comply with the requirements of this Section 2.12. Notwithstanding the foregoing provisions of this Section 2.12 or Section 2.11, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or proposed business,

such nomination may be disregarded and such proposed business need not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 2.12 and Section 2.11, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

For purposes of Section 2.11 and Section 2.12, "public announcement" shall include disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Act. Notwithstanding the foregoing provisions in Section 2.11 or Section 2.12, a stockholder shall also comply with all applicable requirements of the Act and the rules and regulations thereunder with respect to the matters set forth in this Section 2.11 and Section 2.12. Nothing in either Section 2.11 or Section 2.12 shall be deemed to affect any rights (a) of stockholders to request inclusion of proposals or nominations in the Corporation's proxy statement pursuant to applicable rules and regulations promulgated under the Act or (b) of the holders of any series of Preferred Stock to elect directors pursuant to any applicable provisions of the Certificate of Incorporation.

The chairman of the meeting shall, if the facts warrant, determine that business was not properly brought before the meeting in accordance with the provisions of this Section 2.12, and, if he or she should so determine, the chairman shall so declare to the meeting, and any such business not properly brought before the meeting shall not be transacted.

2.13 ***Action without Meeting***. Stockholders may not take any action by written consent in lieu of a meeting.

2.14 ***Organization***. The Chairman of the Board, or in the Chairman of the Board's absence, the Chief Executive Officer or President, shall call meetings of the stockholders to order and act as chairman of such meeting; provided, however, that the Board of Directors may appoint any stockholder to act as chairman of any meeting in the absence of the Chairman of the Board. The Secretary of the Corporation shall act as secretary at all meetings of the stockholders; provided, however, that in the absence of the Secretary at any meeting of the stockholders, the chairman of such meeting may appoint any person to act as secretary of the meeting.

2.15 ***Inspectors of Election***. The Corporation may, and shall if required by law, in advance of any meeting of stockholders, appoint one or more inspectors of election, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and to make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. In the event that no inspector so appointed or designated is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector or inspectors so appointed or designated shall (i) ascertain the number of shares of capital stock of the Corporation outstanding and the voting power of each such share, (ii) determine the shares of capital stock of the Corporation represented at the meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares of capital stock of the Corporation represented at the meeting and such inspectors' count of all votes and ballots. Such certification and report shall specify such other information as may be required by law. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders of the Corporation, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for an office at an election may serve as an inspector at such election.

2.16 ***Conduct of Meetings***. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the person presiding over any meeting of stockholders shall have the right and authority to convene and to adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the presiding person of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the presiding person of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine and declare to the meeting that a matter or business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly

brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board of Directors or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

ARTICLE 3 — DIRECTORS

3.1 ***General Powers***. The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors, who may exercise all of the powers of the Corporation except as otherwise provided by law, the Certificate of Incorporation or these Bylaws. In the event of a vacancy in the Board of Directors, the remaining directors, except as otherwise provided by law, may exercise the powers of the full Board of Directors until the vacancy is filled.

3.2 ***Number; Election; Qualification and Term of Office***. The Board of the Corporation shall consist of not less than 11 and not more than 23 directors, the exact number to be fixed by the Board from time to time pursuant to resolution adopted by the Board.

Directors will serve one-year terms ending on the annual meeting following the meeting at which such directors were elected or at such time as their successors are elected or appointed and qualified, except in the event of earlier death, resignation or removal.

3.3 ***Independent Directors***. At all times no less than two-thirds of the members of the Board of Directors shall satisfy the independence requirements adopted by the Board of Directors for directors of the Corporation, as may be modified and amended by the Board of Directors from time to time, and which shall satisfy the independence requirements contained in the listing standards of either the New York Stock Exchange or The NASDAQ Stock Market.

3.4 ***Resignations, Removal and Disqualification***. A director may resign at any time by giving written notice of his resignation to the Chairman of the Board or the Secretary, and such resignation, unless specifically contingent upon its acceptance, will be effective as of its date or of the date specified therein.

3.5 ***Vacancies***. Any vacancy in the Board of Directors, however occurring, including a vacancy resulting from an increase in the number of the directors, may be filled by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director. A director elected to fill a vacancy shall hold office until the next annual meeting of stockholders, subject to the election and qualification of his successor and to his earlier death, resignation or removal.

3.6 ***Chairman of the Board***. The Board of Directors shall appoint one of the directors to serve as Chairman of the Board. Except as provided for in Section 3.7 hereof, the Chairman of the Board shall be the presiding officer at all meetings of the Board of Directors and stockholders and shall exercise such other powers and perform such other duties as are delegated to the Chairman of the Board by the Board of Directors.

3.7 ***Lead Director***. The Board of Directors may appoint one of the independent directors to serve as the Lead Director. The Lead Director shall perform such duties and possess such powers as the Board of Directors may from time to time prescribe. The Lead Director, if appointed, shall be authorized to preside at meetings of the non-management directors and at meetings of the independent directors of the Board of Directors.

3.8 ***Acting Chairman and Vacancy in Chairman of the Board Position***.

(a) In the absence or inability to act of the Chairman of the Board, the Board may designate an Acting Chairman of the Board. The Acting Chairman of the Board, in the absence or inability to act of the Chairman, shall be presiding officer at all meetings of the Board of Directors and shall exercise such other powers and perform such other duties as are delegated to the Acting Chairman by the Board of Directors. The Acting Chairman of the Board may be, but need not be, the same person as the Lead Director.

(b) If a vacancy occurs in the office of Chairman, the Board may fill such vacancy by the affirmative vote of at least a majority of the directors then in office.

3.9 ***Regular Meetings***. Regular meetings of the Board of Directors shall be held at such time and at such place as shall be determined by the Chairman of the Board with notice of such determination provided to the full the Board of Directors.

3.10 ***Special Meetings***. Special meetings of the Board of Directors may be called by the Chairman of the Board or the Chief Executive Officer and shall be called by the Secretary upon the written request of any four directors. The Secretary shall give at least 24 hours notice of such meeting to each director, either in person, by mail, messenger, overnight courier, facsimile machine, electronic mail or telephone. Every such notice shall state the time and place of the meeting which shall be fixed by the person calling the meeting, but need not state the purpose thereof except as otherwise required by statute.

3.11 ***Participation in Meetings***. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, the Board of Directors or any members of any committee of the Board of Directors designated by the directors may participate in a meeting of the Board of Directors or such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Participation by such means shall constitute presence in person at such meeting.

3.12 ***Action at Meeting***. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, at each meeting of the Board of Directors, a whole number of directors equal to at least a majority of the total number of directors constituting the entire Board of Directors shall constitute a quorum for the transaction of business. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, at any meeting of the Board of Directors at which a quorum is present, the vote of a majority of the directors present shall be sufficient to take any action, unless a different vote is specified by law, the Certificate of Incorporation or these Bylaws.

3.13 ***Action by Consent***. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee of the Board of Directors may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent to the action in writing or by electronic transmission, and the writing or writings or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or committee of the Board of Directors, as applicable.

3.14 ***Compensation of Directors***. The directors may be paid such compensation for their services and such reimbursement for expenses of attendance at meetings as the Board of Directors may from time to time determine. No such payment shall preclude any director from serving the Corporation or any of its parent or subsidiary corporations in any other capacity and receiving compensation for such service.

ARTICLE 4 — COMMITTEES

4.1 ***Designation of Committees***. The committees of the Board of Directors shall consist of an Executive Committee, an Audit Committee, a Compensation Committee, a Nominating and Governance Committee and such other standing and special committees as may be approved by the Board of Directors. The Corporation shall have such other committees as may be provided in these Bylaws or as may be from time to time appointed by the Board of Directors. The Board of Directors shall designate the members of these other committees and may designate a Chairman and a Vice-Chairman thereof.

4.2 ***The Executive Committee***. The Executive Committee will include the Chairman of the Board, the Chief Executive Officer (if a director), the Lead Director, if any, and such other number of directors that the Board of Directors deems appropriate, provided that at all times the majority of the directors serving on the Executive Committee must be independent directors. Members of the Executive Committee (other than those specified in the immediately preceding sentence) shall be recommended by the Nominating and Governance Committee for approval by the Board of Directors. Members of the Executive Committee shall not be subject to removal except by the Board of Directors. The Chairman of the Board shall be the Chairman of the Executive Committee. Each member of this Committee shall be a voting member. The members of the Executive Committee shall serve for a term of one year expiring at the first regular meeting of the Board of Directors following the annual meeting of stockholders each year. The Executive Committee shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, except it shall not have the power and authority of the Board of Directors to (i) approve or adopt or recommend to the stockholders, any action or matter (other than the election or removal of directors) expressly required by Delaware law to be submitted to stockholders for approval, including, without limitation, amending the Certificate of Incorporation, adopting an agreement of merger or consolidation, approving a sale, lease or exchange of all or substantially all of the Corporation's property and assets, or approval of a dissolution of the Corporation or revocation of a dissolution, or (ii) adopt, alter, amend or repeal any Bylaw of the Corporation.

4.3 ***The Audit Committee***. The Audit Committee shall consist of at least three directors, all of whom must be independent directors and all of whom shall be recommended by the Nominating and Governance Committee for approval by the Board of Directors. The exact number of Audit Committee members shall be determined from time to time by the Board of Directors. Members of the Audit Committee shall not be subject to removal except by the Board of Directors. The Chairman of the Audit Committee shall be recommended by the Nominating and Governance Committee for approval by the Board of Directors. The Audit Committee shall have such duties and may exercise such authority as may be prescribed by resolution of the Board of Directors and the Audit Committee Charter as adopted by resolution of the Board of Directors.

4.4 ***The Compensation Committee***. The Compensation Committee shall consist of at least three directors, all of whom must be independent directors and all of whom shall be recommended by the Nominating and Governance Committee for approval by the Board of Directors. The exact number of Compensation Committee members shall be determined from time to time by the Board of Directors. Members of the Compensation Committee shall not be subject to removal except by the Board of Directors. The Chairman of the Compensation Committee shall be recommended by the Nominating and Governance Committee for approval by the Board of Directors. The Compensation Committee shall have such duties and may exercise such authority as may be prescribed by resolution of the Board of Directors and the Compensation Committee Charter as adopted by resolution of the Board of Directors.

4.5 ***The Nominating and Governance Committee.*** The Nominating and Governance Committee shall consist of at least five directors, all of whom must be independent directors and all of whom shall be recommended by the Nominating and Governance Committee for approval by the Board of Directors. The exact number of Nominating and Governance Committee members shall be determined from time to time by the Board of Directors. Members of the Nominating and Governance Committee shall not be subject to removal except by the Board of Directors. The Chairman of the Nominating and Governance Committee shall be recommended by the Nominating and Governance Committee for approval by the Board of Directors. The Nominating and Governance Committee shall have such duties and may exercise such authority as may be prescribed by resolution of the Board of Directors and the Nominating and Governance Committee Charter as adopted by resolution of the Board of Directors.

4.6 ***Other.*** All other committees shall have such duties and may exercise such authority as may be prescribed for them by the Board of Directors.

4.7 ***Conduct of Proceedings.*** Unless otherwise provided in the Certificate of Incorporation, these Bylaws, the charter of the committee or by the Board of Directors by resolution, each committee may determine the manner in which committee proceedings shall be conducted. In the absence of any such established procedures, each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article 3 of these Bylaws. Committees shall keep minutes of their meetings and periodically report their proceedings to the Board of Directors and appropriate committees of the Board of Directors to the extent requested by the Board of Directors or Board committee.

ARTICLE 5 — OFFICERS

5.1 ***Number and Election.*** The officers of the Corporation shall be a Chief Executive Officer, a Chief Financial Officer, a President, one or more Vice-Presidents (the number thereof to be determined by the Board of Directors), a Secretary, a Treasurer, and such other officers as the Board of Directors may determine, including an Assistant Secretary or Assistant Treasurer. The Chief Executive Officer shall be appointed by an affirmative vote of the majority of the Board of Directors, and may, but need not be the Chairman of the Board. Such affirmative vote may also prescribe his duties not inconsistent with these Bylaws and may prescribe a tenure of office.

Two or more offices may be held by the same person, except the Chief Executive Officer may not also be the Secretary or Assistant Secretary and the President may not also be the Secretary or Assistant Secretary.

5.2 ***Chief Executive Officer.*** The Chief Executive Officer shall, subject to the direction of the Board of Directors, have general charge and supervision of the business of the Corporation. The Chief Executive Officer shall be the official representative of the Corporation in all public matters. The Chief Executive Officer shall perform such other duties and possess such other powers as the Board of Directors may from time to time prescribe and that are incident to the office of Chief Executive Officer. The Chief Executive Officer shall not engage in any other business during his incumbency except with approval of the Board of Directors, and by his acceptance of the office of Chief Executive Officer he shall be deemed to have agreed to uphold these Bylaws.

5.3 ***President.*** The President shall be the chief operating officer of the Corporation and shall perform such duties and possess such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. In the event of the absence, inability or refusal to act of the Chief Executive Officer, the President shall perform the officer duties of the Chief Executive Officer and, when so performing, shall have all the powers of and be subject to all the restrictions upon the office of Chief Executive Officer.

5.4 ***Chief Financial Officer.*** The Chief Financial Officer shall perform such duties and possess such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. The Chief Financial Officer shall have the custody of the corporate funds and securities; shall keep full and accurate all books and accounts of the Corporation as shall be necessary or desirable in accordance with applicable law or generally accepted accounting principles; shall deposit all monies and other valuable effects in the name and to the credit of the Corporation as may be ordered by the Chief Executive Officer or the Board of Directors; shall cause the funds of the Corporation to be disbursed when such disbursements have been duly authorized, taking proper vouchers for such disbursements; and shall render to the Board of Directors, at its regular meeting or when the Board of Directors so requires, an account of the Corporation.

5.5 ***Vice Presidents.*** Vice Presidents shall perform the duties prescribed by the Board of Directors, the Chief Executive Officer or President.

5.6 ***Secretary.*** The Secretary shall attend all meetings of stockholders and of the Board of Directors; the Secretary shall keep official records of meetings of stockholders at which action is taken and of meetings of the Board of Directors; the Secretary shall, in person or by representative, perform like services for the standing and special committees when required; the Secretary shall give notice of meetings of stockholders and of special meetings of the Board of Directors in accordance with the provisions of these Bylaws or as required by statute; the Secretary shall be custodian of the books, records, and corporate

seal of the Corporation and attest, upon behalf of the Corporation, all contracts and other documents requiring authentication; the Secretary shall perform such other duties as may be prescribed by the Board of Directors, the Chief Executive Officer or President.

5.7 ***Treasurer***. The Treasurer shall perform such duties and possess such powers as the Board of Directors, the Chief Executive Officer or the Chief Financial Officer may from time to time prescribe.

5.8 ***Qualification and Tenure***. No officer need be a stockholder of the Corporation. Except as otherwise provided by law, by the Certificate of Incorporation or by these Bylaws, each officer shall hold office until his successor is elected and qualified, unless a different term is specified in the vote choosing or appointing him or her, or until his earlier death, resignation or removal.

5.9 ***Resignation***. Any officer may resign by delivering such officer's written resignation to the Corporation at its principal office or to the Chief Executive Officer or Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

5.10 ***Removals***. Any officer appointed by the Board of Directors may be removed at any time by the Board of Directors, the Chief Executive Officer or the President; provided that the Chief Executive Officer can only be removed by the Board of Directors. Any such removal shall be without prejudice to the contract rights, if any, of the person so removed.

5.11 ***Vacancies***. The Board of Directors may fill any vacancy occurring in any office for any reason and may, in its discretion, leave unfilled for such period as it may determine any offices other than those of Chief Executive Officer, President, Secretary and Treasurer. Any vacancies occurring in any office of the Corporation at any time also may be filled by an officer authorized by the Board of Directors to appoint a person to hold such office. Each such successor, however appointed, shall hold office until such officer's successor is elected and qualified, or until such officer's earlier death, resignation or removal.

5.12 ***Salaries***. Officers of the Corporation shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by the Board of Directors unless otherwise delegated to the Compensation Committee of the Board of Directors or to members of senior management. No officer shall be prevented from receiving such salary by reason of the fact that the officer is also a director of the Corporation.

ARTICLE 6 — CAPITAL STOCK

6.1 ***Issuance of Stock***. Subject to the provisions of the Certificate of Incorporation, the whole or any part of any unissued balance of the authorized capital stock of the Corporation or the whole or any part of any unissued balance of the authorized capital stock of the Corporation held in its treasury may be issued, sold, transferred or otherwise disposed of by vote of the Board of Directors in such manner, for such consideration and on such terms as the Board of Directors may determine.

6.2 ***Certificates of Stock***.

(a) The shares of stock in the Corporation shall be represented by certificates; provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to any such shares represented by a certificate theretofore issued until such certificate is surrendered to the Corporation. If shares of stock in the Corporation are certificated, any signature on such certificates may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

(b) Certificates representing shares of stock of the Corporation may bear such legends regarding restrictions on transfer or other matters as any officer or officers of the Corporation may determine to be appropriate and lawful. If the Corporation is authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate, if such shares are represented by certificates, which the Corporation shall issue to represent such class or series of stock, provided that, except as otherwise required by law, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of such class or series of stock and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated shares of any class or series of stock, the Corporation shall send to the registered owner thereof a written notice containing the information required by law to be set forth or stated on certificates representing shares of such class or series or a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of such class or series and the qualifications, limitations or restrictions of

such preferences and/or rights. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

6.3 ***Transfers***. The shares of stock of the Corporation represented by certificates shall be transferable only upon the Corporation's books by the holders thereof in person or by their duly authorized attorneys or legal representatives, and upon such transfer the old certificates shall be surrendered to the Corporation by the delivery thereof to the person in charge of the stock and transfer books and ledgers, or to such other person as the Board of Directors may designate, by whom they shall be cancelled, and new certificates or uncertificated shares shall thereupon be issued. A record shall be made of each transfer and whenever a transfer shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer. Uncertificated shares of stock of the Corporation shall be transferable only upon the Corporation's books by the holders thereof in person or by their duly authorized attorneys and legal representatives upon receipt by the Corporation or its transfer agent of proper transfer instructions from the registered owner of such uncertificated shares or such holder's duly authorized attorneys and legal representatives, and upon receipt of proper transfer instructions such uncertificated shares shall be canceled, new uncertificated shares or certificates representing shares shall be issued to the person entitled thereto and the transaction shall be recorded upon the books of the Corporation.

6.4 ***Lost, Stolen or Destroyed Certificates***. The Corporation may issue a new certificate, certificates or uncertificated shares of stock in place of any previously issued certificate alleged to have been lost, stolen or destroyed, upon such terms and conditions as the Corporation may prescribe, including the presentation of reasonable evidence of such loss, theft or destruction and the giving of such indemnity as the Corporation may require for the protection of the Corporation or any transfer agent or registrar.

6.5 ***Fixing Date for Determination of Stockholders of Record***.

(a) In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for determining stockholders entitled to vote at such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice of the meeting is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which shall not be more than sixty (60) days prior to such other action. If no such record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

6.6 ***Dividends***. Subject to limitations contained in the DGCL, the Certificate of Incorporation and these Bylaws, the Board of Directors may declare and pay dividends upon the shares of capital stock of the Corporation, which dividends may be paid either in cash, in property or in shares of the capital stock of the Corporation.

ARTICLE 7 — RESERVED and ARTICLE 8 — NOTICES

8.1 ***Notices***. Except as provided in Section 8.2 and to the extent permitted by law, any notice required to be given by these Bylaws or otherwise shall be deemed to have been given:

(a) in person upon delivery of the notice in person to the person to whom such notice is addressed;

(b) by mail upon deposit of the notice in the United States mail, enclosed in a postage prepaid envelope;

(c) by messenger or overnight courier service upon provision of the notice to the messenger or courier service, provided that the delivery method does not require payment of the messenger or courier service fee to deliver the notice by the person to

whom the notice is addressed;

(d) by facsimile machine upon acknowledgment by the facsimile machine used to transmit the notice of the successful transmission of the notice;

(e) by electronic mail upon electronic transmission of the notice; and

(f) by telephone when received.

Any such notice must be addressed to its intended recipient at the intended recipient's address (including the intended recipient's business or residence address, facsimile number, electronic address, or telephone number, as applicable) as it appears on the books and records of the Corporation, or if no address appears on such books and records, then at such address as shall be otherwise known to the Secretary. In the event that a notice is not provided in conformity with the provisions of this Section 8.1, the notice will be deemed to have been given to its intended recipient upon any receipt of the notice by its intended recipient.

8.2 ***Electronic Notice***. Whenever any notice whatsoever is required to be given in writing to any stockholder by law, by the Certificate of Incorporation or by these Bylaws, such notice may be given by a form of electronic transmission if the stockholder to whom such notice is given has previously consented to the receipt of notice by electronic transmission.

8.3 ***Waiver of Notice***. Whenever notice is required to be given under the provisions of any statute, the Certificate of Incorporation, these Bylaws, or otherwise, a waiver thereof, given by the person entitled to notice, or his proxy in the case of a stockholder, whether before or after the time stated therein shall be deemed equivalent to notice. Except as may be otherwise specifically provided by statute, any waiver by mail, messenger, overnight courier, facsimile machine, or electronic mail, bearing the name of the person entitled to notice shall be deemed a waiver duly given. Attendance of a person at a meeting, including attendance by proxy in the case of a stockholder, shall constitute a waiver of notice of such meeting except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business the meeting is not lawfully called or convened. Except as required by statute or the Certificate of Incorporation, neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or any committee need be specified in any waiver of notice.

ARTICLE 9 — GENERAL PROVISIONS

9.1 ***Fiscal Year***. Except as from time to time otherwise designated by the Board of Directors, the fiscal year of the Corporation ends on the close of business on December 31 of each year.

9.2 ***Corporate Seal***. The corporate seal, if any, shall be in such form as shall be approved by the Board of Directors or an officer of the Corporation.

9.3 ***Voting of Securities***. Except as the Board of Directors may otherwise designate, the Chief Executive Officer, Chief Financial Officer or Treasurer may waive notice of, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact for the Corporation (with or without power of substitution) at, any meeting of stockholders or shareholders of any other corporation or organization, the securities of which may be held by this Corporation.

9.4 ***Evidence of Authority***. A certificate by the Secretary, or Assistant Secretary, as to any action taken by the stockholders, Board of Directors, a committee or any officer or representative of the Corporation shall, as to all persons who rely on the certificate in good faith, be conclusive evidence of such action.

9.5 ***Certificate of Incorporation***. All references in these Bylaws to the Certificate of Incorporation shall be deemed to refer to the Certificate of Incorporation of the Corporation, as amended, altered or restated and in effect from time to time.

9.6 ***Transactions with Interested Parties***. No contract or transaction between the Corporation and one or more of the directors or officers, or between the Corporation and any other corporation, limited liability company, partnership, association or other organization in which one or more of the directors or officers are directors, managers or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director, manager or officer is present at or participates in the meeting of the Board of Directors or a committee of the Board of Directors which authorizes the contract or transaction or solely because his, her or their votes are counted for such purpose, if:

(1) The material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contra[illegible] or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum;

(2) The material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

(3) The contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee of the Board of Directors or the stockholders.

Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee at which the contract or transaction is authorized.

9.7 ***Severability***. Any determination that any provision of these Bylaws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these Bylaws.

9.8 ***Pronouns***. All pronouns used in these Bylaws shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.

9.9 ***Contracts***. In addition to the powers otherwise granted to officers pursuant to Article 5 hereof, the Board of Directors may authorize any officer or officers, or any agent or agents, of the Corporation to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

9.10 ***Loans***. The Corporation may, to the extent permitted by applicable law, lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the Corporation or of its subsidiaries, including any officer or employee who is a director of the Corporation or its subsidiaries, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the Corporation. The loan, guaranty or other assistance may be with or without interest, and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the Corporation. Nothing in this Section 9.10 shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the Corporation at common law or under any statute.

9.11 ***Records***. The Certificate of Incorporation, Bylaws and the proceedings of all meetings of the stockholders, the Board of Directors, the Executive Committee and any other committee of the Board of Directors shall be recorded in appropriate minute books provided for this purpose or in any other information storage device (whether in paper or electronic form), provided that the records so kept can be converted into clearly legible form within a reasonable time. The Corporation shall so convert any such records so kept upon the request of any person entitled to inspect the same.

9.12 ***Section Headings***. Section headings in these Bylaws are for convenience of reference only and shall not be given any substantive effect in limiting or otherwise construing any provision herein.

9.13 ***Inconsistent Provisions***. In the event that any provision of these Bylaws is or becomes inconsistent with any provision of the Certificate of Incorporation, the DGCL or any other applicable law, the provision of these Bylaws shall not be given any effect to the extent of such inconsistency but shall otherwise be given full force and effect.

ARTICLE 10 — AMENDMENTS

10.1 ***Amendment***. These Bylaws may be amended, altered or repealed, and new Bylaws may be adopted at any time, by the Board of Directors. Stockholders of the Corporation may alter, amend or repeal any Bylaw; provided that notice of the proposed change was given in the notice of the stockholders meeting at which such action is to be taken and, provided, further, that in addition to any vote of the holders of any class or series of stock of the Corporation required by law or the Certificate of Incorporation, the affirmative vote of the holders of a majority of the votes entitled to be cast by the holders of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, alter, amend or repeal any provision of these Bylaws.

10.2 ***Submission to Boards of any Regulated Securities Exchange Subsidiary***. Notwithstanding Section 10.1, for so long as the Corporation shall control, directly or indirectly, any national securities exchange, including, but not limited to, CBOE (a "Regulated Securities Exchange Subsidiary"), before any amendment, alteration or repeal of any provision of these Bylaws shall be effective, such amendment, alteration or repeal shall be submitted to the board of directors of each Regulated Securities Exchange Subsidiary, and if such amendment, alteration or repeal must be filed with or filed with and approved by the Securities and Exchange Commission, then such amendment, alteration or repeal shall not become effective until filed with or filed with and approved by the Securities and Exchange Commission, as the case may be.

C6

CBOE Holdings, Inc.
Board of Directors

NAME	POSITION
William J. Brodsky	Chairman
James R. Boris	Lead Director
Mark F. Duffy	Member
Frank E. English, Jr.	Member
Janet P. Froetscher	Member
Jill R. Goodman	Member
Paul Kepes	Member
Duane R. Kullberg	Member
Benjamin R. Londergan	Member
R. Eden Martin	Member
Roderick A. Palmore	Member
Susan M. Phillips	Member
Samuel K. Skinner	Member
Carole E. Stone	Member
Eugene S. Sunshine	Member

CBOE Holdings, Inc.
Audit Committee

NAME	POSITION
R. Eden Martin	Chair
Jill R. Goodman	Member
Duane R. Kullberg	Member
Roderick A. Palmore	Member
Carole E. Stone	Member

CBOE Holdings, Inc.
Compensation Committee

NAME	POSITION
Eugene S. Sunshine	Chair
Frank E. English, Jr.	Member
Paul Kepes	Member
Samuel K. Skinner	Member

CBOE Holdings, Inc.
Executive Committee

NAME	POSITION
James R. Boris	Chair
Mark F. Duffy	Member
Janet P. Froetscher	Member
Duane R. Kullberg	Member
R. Eden Martin	Member
Susan M. Phillips	Member
Eugene S. Sunshine	Member

CBOE Holdings, Inc.
Finance Committee

NAME	POSITION
Duane R. Kullberg	Chair
Mark F. Duffy	Member
Frank E. English, Jr.	Member
Benjamin R. Londergan	Member
R. Eden Martin	Member
Carole E. Stone	Member

CBOE Holdings, Inc.
Nominating and Governance Committee

NAME	POSITION
Janet P. Froetscher	Chair
Paul Kepes	Member
Benjamin R. Londergan	Member
Susan M. Phillips	Member
Eugene S. Sunshine	Member

CBOE Holdings, Inc.
Officers

NAME	POSITION
William J. Brodsky	Chairman
Edward T. Tilly	Chief Executive officer
Edward L. Provost	President and Chief Operating Officer
Alexandra M. Albright	Chief Compliance Officer
Alan J. Dean	Executive VP, Chief Financial Officer, and Treasurer
Gerald T. O'Connell	Executive VP and Chief Information Officer
Joanne Moffic-Silver	Executive VP, Secretary, and General Counsel
Philip M. Slocum	Executive VP
Richard G. Dufour	Executive VP, Corporate Planning
David S. Reynolds	VP and Chief Accounting Officer
Deborah L. Koopman	VP, Investor Relations

Certificate of Incorporation

The name of the corporation is Chicago Board Options Exchange, Incorporated. The corporation filed its original Certificate of Incorporation with the Secretary of State of the State of Delaware on February 8, 1972. This Second Amended and Restated Certificate of Incorporation of the corporation, which restates and integrates and also further amends the provisions of the corporation's Amended and Restated Certificate of Incorporation, was duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware and by the written consent of its sole stockholder in accordance with Section 228 of the General Corporation Law of the State of Delaware. The Amended and Restated Certificate of Incorporation of the corporation is hereby amended, integrated and restated to read in its entirety as follows:

FIRST: The name of the corporation (the "Corporation") is CHICAGO BOARD OPTIONS EXCHANGE, INCORPORATED.

SECOND: The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801-1297. The name of the Corporation's registered agent at such address shall be The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is:

- (a) To conduct and carry on the function of an "exchange" within the meaning of that term in the Securities Exchange Act of 1934, as amended (the "Act");
- (b) To provide a securities market place with high standards of honor and integrity among its Trading Permit Holders and other persons holding rights to access the Corporation's facilities and to promote and maintain just and equitable principles of trade and business. The term "Trading Permit Holders" shall have the meaning given to that term in Section 1.1 of the Corporation's Bylaws, as the same may be amended from time to time (the "Corporation's Bylaws"); and
- (c) To engage in any other lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware ("GCL").

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is one thousand (1,000) shares of common stock having a par value of $0.01 per share (the "Common Stock"). CBOE Holdings, Inc. will be the sole owner of the Common Stock. Any sale, transfer or assignment by CBOE Holdings, Inc. of any shares of Common Stock will be subject to prior approval by the Securities and Exchange Commission (the "Commission") pursuant to the rule filing procedure under Section 19 of the Act.

FIFTH: (a) The governing body of the Corporation shall be its Board of Directors. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

(b) The Board of Directors of the Corporation shall consist of not less than 12 and not more than 16 directors, the exact number to be fixed in accordance with the Corporation's Bylaws.

(c) Only persons who are nominated by the Nominating and Governance Committee shall be eligible for election as directors. The Nominating and Governance Committee shall be bound to accept and nominate (a) the individual(s) recommended by the Representative Director Nominating Body (as defined in the Corporation's Bylaws) for nomination as Representative Director (as defined in the Corporation's Bylaws), provided that the individuals so nominated by the Representative Director Nominating Body are not opposed by a petition candidate or (b) the individual(s) who receive the most votes pursuant to a petition election as set forth in Section 3.2 of the Corporation's Bylaws; provided, however, that any individual(s) recommended by the Representative Director Nominating Body and any individual(s) who are petition candidates pursuant to clause (b) of the preceding sentence shall satisfy the compositional requirements determined by the Board of Directors from time to time pursuant to a resolution adopted by the Board in accordance with Section 3.1 of the Corporation's Bylaws, designating the number of Representative Directors that are Non-Industry Directors and Industry Directors (if any), as such terms are defined in the Corporation's Bylaws; and provided further, that the Board of Directors and/or Nominating and Governance Committee, as applicable, shall make such determinations as to whether a director candidate satisfies applicable qualifications for election as a director pursuant to and in accordance with Section 3.1 of the Corporation's Bylaws.

(d) In discharging his or her responsibilities as a member of the Board of Directors, and to the fullest extent permitted by law, each director shall take into consideration the effect that his or her actions would have on the ability of the Corporation to carry out the Corporation's responsibilities under the Act and on the ability of the Corporation: to engage in conduct that fosters and does not interfere with the Corporation's ability to prevent fraudulent and manipulative acts and practices; to promote just and equitable principles of trade; to foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to, and facilitating transactions in securities; to remove impediments to and perfect the mechanisms of a free and open market and a national market system; and, in general, to protect investors and the public interest. In discharging his or her responsibilities as a member of the Board of Directors or as an officer or employee of the Corporation, each such director, officer or employee shall comply with the federal securities laws and the rules and regulations thereunder and shall cooperate with the Commission, and the Corporation pursuant to its regulatory authority.

SIXTH: (a) The Corporation shall, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, indemnify and hold harmless any person (a "Covered Person") who was or is made or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he or she is or was a director, officer or member of a committee of the Corporation, or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director or officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such Covered Person in connection with a proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section (c) of this Article Sixth, the Corporation shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of

Directors of the Corporation.

(b) Expenses (including attorneys' fees) incurred by a Covered Person in defending a proceeding, including appeals, shall, to the extent not prohibited by law, be paid by the Corporation in advance of the final disposition of such proceeding; provided, however, that the Corporation shall not be required to advance any expenses to a person against whom the Corporation directly brings an action, suit or proceeding alleging that such person (1) committed an act or omission not in good faith or (2) committed an act of intentional misconduct or a knowing violation of law. Additionally, an advancement of expenses incurred by a Covered Person shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such Covered Person, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal or otherwise in accordance with Delaware law that such Covered Person is not entitled to be indemnified for such expenses under this Article Sixth.

(c) If a claim for indemnification (following the final disposition of such action, suit or proceeding) or advancement of expenses under this Article Sixth is not paid in full within thirty days after a written claim therefor by the Covered Person has been received by the Corporation, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any action the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

(d) The provisions of this Article Sixth shall be deemed to be a contract between the Corporation and each Covered Person who serves in any such capacity at any time while this Article Sixth is in effect, and any repeal or modification of any applicable law or of this Article Sixth shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

(e) Persons not expressly covered by the foregoing provisions of this Article Sixth, such as those (*x*) who are or were employees or agents of the Corporation, or are or were serving at the request of the Corporation as employees or agents of another corporation, partnership, joint venture, trust or other enterprise, or (*y*) who are or were directors, officers, employees or agents of a constituent corporation absorbed in a consolidation or merger in which the Corporation was the resulting or surviving corporation, or who are or were serving at the request of such constituent corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise, may be indemnified or advanced expenses to the extent authorized at any time or from time to time by the Board of Directors.

(f) The rights conferred on any Covered Person by this Article Sixth shall not be deemed exclusive of any other rights to which such Covered Person may be entitled by law or otherwise, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

(g) The Corporation's obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such

other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

(h) Any repeal or modification of the foregoing provisions of this Article Sixth shall not adversely affect any right or protection hereunder of any Covered Person in respect of any act or omission occurring prior to the time of such repeal or modification.

(i) The Corporation may purchase and maintain insurance, at its expense, to protect itself and any director, manager, officer, trustee, employee or agent of the Corporation or another corporation, or of a partnership, limited liability company, joint venture, trust or other enterprise against any expense, liability or loss (as such terms are used in this Article Sixth), whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the GCL.

SEVENTH: The Corporation reserves the right to amend this Certificate of Incorporation, and to change or repeal any provision of this Certificate of Incorporation, in the manner prescribed at the time by statute, and all rights conferred upon stockholders by this Certificate of Incorporation are granted subject to this reservation. Before any amendment to, or repeal of, any provision of this Certificate of Incorporation shall be effective, those changes shall be submitted to the Board of Directors of the Corporation and if such amendment or repeal must be filed with or filed with and approved by the Commission, then the proposed changes to this Certificate of Incorporation shall not become effective until filed with or filed with and approved by the Commission, as the case may be.

EIGHTH: A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the GCL as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

NINTH: Unless and except to the extent that the Corporation's Bylaws shall so require, the election of directors of the Corporation need not be by written ballot.

TENTH: In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to make, alter and repeal the Corporation's Bylaws.

ELEVENTH: To the fullest extent permitted by law, all confidential information pertaining to the self-regulatory function of the Corporation (including but not limited to disciplinary matters, trading data, trading practices and audit information) contained in the books and records of the Corporation shall: (i) not be made available to any persons other than to those officers, directors, employees and agents of the Corporation that have a reasonable need to know the contents thereof; (ii) be retained in confidence by the Corporation and the officers, directors, employees and agents of the Corporation; and (iii) not be used for any commercial purposes. Nothing in this Article Eleventh shall be interpreted as to limit or impede the rights of the Commission to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any officers, directors, employees or agents of the Corporation to disclose such confidential information to the Commission.

IN WITNESS WHEREOF, Chicago Board Options Exchange, Incorporated has caused this certificate to be signed as of this ___________________.

CHICAGO BOARD OPTIONS EXCHANGE, INCORPORATED

By: */s/ Edward T. Tilly*

Name: *Edward T. Tilly*

Its: *President and Chief Operating Officer*

Approved May 24, 2010, effective June 18, 2010 (08-88); amended December 15, 2011, effective December 22, 2011 (11-099); amended January 30, 2013 (12-116).

SIXTH Amended and Restated Bylaws

ARTICLE I Definitions

Section 1.1. Definitions.

When used in these Bylaws, except as expressly otherwise provided or unless the context otherwise requires:

(a) The term "Act" means the Securities Exchange Act of 1934, as amended.

(b) The term "affiliate" of a Person or "affiliated with" another Person shall have the meaning given to such term in the Rules of the Exchange.

(c) The term "Board" means the Board of Directors of the Corporation.

(d) The term "Corporation" means the Chicago Board Options Exchange, Incorporated.

(e) The term "Exchange" means the Corporation, its exchange market and any facilities thereof.

(f) The term "Trading Permit Holder" means any individual, corporation, partnership, limited liability company or other entity authorized by the Rules that holds a Trading Permit. If a Trading Permit Holder is an individual, the Trading Permit Holder may also be referred to as an "individual Trading Permit Holder." If a Trading Permit Holder is not an individual, the Trading Permit Holder may also be referred to as a "TPH organization." A Trading Permit Holder is a "member" solely for purposes of the Act; however, one's status as a Trading Permit Holder does not confer on that Person any ownership interest in the Exchange.

(g) The term "Person" shall mean an individual, partnership (general or limited), joint stock company, corporation, limited liability company, trust or unincorporated organization, or any governmental entity or agency or political subdivision thereof.

(h) The term "Rules" means the rules of the Exchange as adopted or amended from time to time.

(i) The term "Trading Permit" shall have the meaning given to such term in the Rules of the Exchange.

(j) The term "associated with an entity" means any partner, officer or director of such entity (or any person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such entity, or any employee of such entity.

(k) The term "Representative Director Nominating Body" shall mean the Industry-Director Subcommittee of the Nominating and Governance Committee if there are at least two Industry Directors on the Nominating and Governance Committee. If the Nominating and Governance Committee has less than two Industry Directors, than the "Representative Director Nominating Body" shall mean the Trading Permit Holders Subcommittee of the Advisory Board.

Approved May 24, 2010, effective June 18, 2010 (08-88); amended December 15,

2011 (11-099).

ARTICLE II Stockholders

Section 2.1. Place of Meetings.

All meetings of stockholders shall be held at such place within or without the State of Delaware as may be designated from time to time by the Board or the Chairman of the Board (or, if there is no Chairman of the Board, the Chief Executive Officer) or, if not so designated, at the principal place of business of the Corporation in Chicago, Illinois.

Approved May 24, 2010, effective June 18, 2010 (08-88).

Section 2.2. Annual Meetings.

If required by applicable law, an annual meeting of stockholders shall be held, beginning with the year immediately following the year in which the restructuring of the Corporation from a non-stock corporation to a stock corporation and wholly-owned subsidiary of CBOE Holdings, Inc. is consummated, on the third Tuesday in May of each year or such other date as may be fixed by the Board, at such time as may be designated by the Secretary prior to the giving of notice of the meeting, for the purpose of electing directors to fill expiring terms and any vacancies in unexpired terms and for the transaction of business as may properly come before the meeting. In no event shall the annual meeting date each year be prior to the completion of the process for the nomination of the Representative Directors for that annual meeting as set forth in Sections 3.1 and 3.2.

Approved May 24, 2010, effective June 18, 2010 (08-88); amended December 15, 2011 (11-099).

Section 2.3. Special Meetings.

Special meetings of stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the Certificate of Incorporation of the Corporation, may be called by the Chairman of the Board or by a majority of the Board.

Approved May 24, 2010, effective June 18, 2010 (08-88); amended March 25, 2011, effective May 17, 2011 (11-010).

Section 2.4. Notice of Stockholders' Meetings.

Unless otherwise prescribed by statute or the Certificate of Incorporation, notice of each meeting of stockholders, stating the date, time and place thereof, and, in the case of special meetings, the purpose or purposes for which such meeting is called, shall be given to each stockholder of record entitled to vote thereat not more than 60 days and at least 10 days before the date of the meeting.

Approved May 24, 2010, effective June 18, 2010 (08-88).

Section 2.5. Quorum and Adjournments.

Except as otherwise provided by statute or the Certificate of Incorporation, a majority of the outstanding stock of the Corporation entitled to vote at the meeting, when present in person or represented by proxy, shall constitute a quorum at all meetings of stockholders for the transaction of business. If such quorum shall not be present or represented by proxy at any meeting of stockholders, holders of a majority of the stock present in person or represented by proxy at the meeting shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting unless otherwise required by statute, until a quorum shall be present or

represented. At any such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally notified. Nothing in these Bylaws shall affect the right to adjourn a meeting from time to time where a quorum is present.

Approved May 24, 2010, effective June 18, 2010 (08-88).

Section 2.6. Voting by Stockholders.

With respect to any question brought before a meeting, when a quorum is present, a majority of the votes properly cast on any question shall decide the question, unless the question is one upon which by express provision of statute or the Certificate of Incorporation, a different vote is required, in which case such express provision shall govern and control. Notwithstanding the preceding sentence, a plurality of votes properly cast shall elect the directors.

Approved May 24, 2010, effective June 18, 2010 (08-88).

Section 2.7. Determination of Stockholders of Record.

(a) The Board may fix a record date to determine the stockholders entitled to notice of and to vote at a meeting of stockholders or any adjournment thereof ("Record Date"). The Record Date shall not be more than 60 days nor less than 10 days before the date of the meeting.

(b) If no Record Date is fixed by the Board for a meeting of stockholders, the Record Date for the meeting shall be at the close of business on the day preceding the date on which notice of the meeting is given by the Corporation.

(c) A Record Date shall apply to any adjournment of a meeting of stockholders; provided, however, that the Board may fix a new Record Date for the adjourned meeting.

Approved May 24, 2010, effective June 18, 2010 (08-88).

Section 2.8. Action by Written Consent of Stockholders.

Unless otherwise restricted by the Certificate of Incorporation, any corporate action upon which a vote of stockholders is required or permitted may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on that matter were present and voted and shall be delivered to the Corporation in the manner required by law at its registered office within the State of Delaware or at its principal place of business or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders of the Corporation are recorded. Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to in the consent unless, within 60 days of the earliest dated consent delivered to the Corporation, written consents signed by a sufficient number of holders to take action are delivered to the Corporation as required by these Bylaws or by applicable law. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not so consented in writing.

Approved May 24, 2010, effective June 18, 2010 (08-88).

ARTICLE III Board of Directors

Section 3.1. Number, Election and Term of Office of Directors.

The Board shall consist of not less than 12 and not more than 16 directors. The Board shall determine from time to time pursuant to resolution adopted by the Board the total number of directors, the number of Non-Industry Directors and Industry Directors (if any), and the number of Representative Directors that are Non-Industry Directors and Industry Directors (if any). In no event shall the number of Non-Industry Directors constitute less than the number of Industry Directors (excluding the Chief Executive Officer from the calculation of Industry Directors for such purpose). In addition, at all times at least 20% of directors serving on the Board shall be Representative Directors nominated (or otherwise selected through the petition process) as provided for in Section 3.2 by the Representative Director Nominating Body.

A "Non-Industry Director" is a person who is not an Industry Director.

An "Industry Director" is any director who (i) is a holder of a Trading Permit or otherwise subject to regulation by the Exchange; (ii) is a broker-dealer or an officer, director or employee of a broker-dealer or has been in any such capacity within the prior three years; (iii) is, or was within the prior three years, associated with an entity that is affiliated with a broker-dealer whose revenues account for a material portion of the consolidated revenues of the entities with which the broker-dealer is affiliated; (iv) has a material ownership interest in a broker-dealer and has investments in broker-dealers that account for a material portion of the director's net worth; (v) has a consulting or employment relationship with or has provided professional services to the Exchange or any of its affiliates or has had such a relationship or has provided such services within the prior three years; or (vi) provides, or has provided within the prior three years, professional or consulting services to a broker-dealer, or to an entity with a 50% or greater ownership interest in a broker-dealer whose revenues account for a material portion of the consolidated revenues of the entities with which the broker-dealer is affiliated, and the revenue from all such professional or consulting services accounts for a material portion of either the revenues received by the director or the revenues received by the director's firm or partnership.

Notwithstanding the foregoing, a director shall not be deemed to be an "Industry Director" solely because either (A) the person is or was within the prior three years an outside director of a broker-dealer or an outside director of an entity that is affiliated with a broker-dealer, provided that the broker-dealer is not a holder of a Trading Permit or otherwise subject to regulation by the Exchange, or (B) the person is or was within the prior three years associated with an entity that is affiliated with a broker-dealer whose revenues do not account for a material portion of the consolidated revenues of the entities with which the broker-dealer is affiliated, provided that the broker-dealer is not a holder of a Trading Permit or otherwise subject to regulation by the Exchange. At all times, at least one Non-Industry Director shall be a Non-Industry Director exclusive of the exceptions provided for in the immediately preceding sentence and shall have no material business relationship with a broker or dealer or the Exchange or any of its affiliates. For purposes of this Section 3.1, the term "outside director" shall mean a director of an entity who is not an employee or officer (or any person occupying a similar status or performing similar functions) of such entity.

The Board of Directors of the Exchange or the Nominating and Governance Committee of the Board shall make all materiality determinations under the foregoing two paragraphs. A director shall qualify as a Non-Industry Director only so long as such director meets the requirements for that position.

Directors will serve one-year terms ending on the annual meeting following the meeting at which such directors were elected or at such time as their successors are elected or appointed and qualified, except in the event of earlier death, resignation, disqualification or removal.

Only persons who are nominated as Representative Directors by the Nominating and Governance Committee shall be eligible for election as Representative Directors. The Nominating and Governance Committee shall be bound to accept and nominate the Representative Director nominees recommended by the Representative Director Nominating Body, provided that the Representative Director nominees are not opposed by a petition candidate as forth in Section 3.2 below. If such Representative Director nominees are opposed by a petition candidate then the Nominating and Governance Committee shall be bound to accept and nominate the Representative Director nominees who receive the most votes pursuant to a Run-off Election as set forth in Section 3.2 below.

The Nominating and Governance Committee shall determine, subject to review by the Board, whether a director candidate satisfies the applicable qualifications for election as a director, and the decision of that committee shall, subject to review, if any, by the Board, be final.

Approved May 24, 2010, effective June 18, 2010 (08-88); amended March 25, 2011 (11-010); December 15, 2011 (11-099); January 30, 2013 (12-116).

Section 3.2. Nomination of Representative Directors.

TheRepresentative Director Nominating Body shall recommend a number of directors that equals 20% of the total number of directors serving on the Board (the "Representative Director(s)"), provided that if 20% of the directors then serving on the Board is not a whole number, such number of Representative Directors shall be rounded up to the next whole number. Directors not recommended by the Representative Director Nominating Body shall be nominated by the Nominating and Governance Committee. Any person nominated by the Representative Director Nominating Body and any petition candidate nominated pursuant to this Section 3.2 shall satisfy the compositional requirements determined by the Board from time to time pursuant to a resolution adopted by the Board in accordance with Section 3.1, designating the number of Representative Directors that are Non-Industry Directors and Industry Directors (if any).

The Representative Director Nominating Body shall provide a mechanism for holders of Trading Permits to provide input to the Representative Director Nominating Body with respect to nominees for the Representative Directors. The Representative Director Nominating Body shall issue a circular to the holders of Trading Permits identifying the Representative Director nominees selected by the Representative Director Nominating Body not earlier than December 1st and not later than January 15th, or the first business day thereafter if January 15th is not a business day.

Holders of Trading Permits may nominate alternative candidates for election to the Representative Director positions to be elected in a given year by submitting a petition signed by individuals representing not less than 10% of the total outstanding Trading Permits at that time. Petitions must be filed with the Secretary no later than 5:00 p.m. (Chicago time) on the 10th business day following the issuance of the circular to the holders of Trading Permits identifying the Representative Director nominees selected by the Representative Director Nominating Body (the "Petition Deadline"). The names of all Representative Director nominees recommended by the

Representative Director Nominating Body and those selected pursuant to a valid and timely petition shall, immediately following their selection, be given to the Secretary who shall promptly issue a circular to all of the Trading Permit Holders identifying all such Representative Director candidates.

If one or more valid petitions are received, the Secretary shall issue a circular to all of the Trading Permit Holders identifying those individuals nominated for Representative Director by the Representative Director Nominating Body and those individuals nominated for Representative Director through the petition process as well as of the time and date of a run-off election to determine which individuals will be nominated as Representative Director(s) by the Nominating and Governance Committee (the "Run-off Election"). The Run-off Election will be held not more than 45 days after the Petition Deadline. In any Run-off Election, each holder of a Trading Permit shall have one vote with respect to each Trading Permit held by such Trading Permit Holder for each Representative Director position to be filled that year; provided, however, that no holder of Trading Permits, either alone or together with its affiliates, may account for more than 20% of the votes cast for a candidate, and any votes cast by a holder of Trading Permits, either alone or together with its affiliates, in excess of this 20% limitation shall be disregarded. Votes may be cast in person or by proxy. Additionally, in any Run-off Election, Trading Permits representing one-third of the total outstanding Trading Permits entitled to vote, when present in person or represented by proxy, shall constitute a quorum for purposes of the Run-off Election. The Secretary shall issue a circular to all of the Trading Permit Holders setting forth the results of the Run-off Election. The number of individual Representative Director nominees equal to the number of Representative Director positions to be filled that year receiving the largest number of votes in the Run-off Election (after taking into account the voting limitation set forth herein) will be the persons approved by the Trading Permit Holders to be nominated as the Representative Director(s) by the Nominating and Governance Committee for that year.

Approved May 24, 2010, effective June 18, 2010 (08-88); amended March 25, 2011 (11-010); December 15, 2011 (11-099); amended January 30, 2013 (12-116).

Section 3.3. Powers of the Board.

The Board shall be the governing body of the Corporation and shall be vested with all powers necessary for the management of the business and affairs of the Corporation and for the promotion of its welfare, objects and purposes. The Board shall regulate the business conduct of Trading Permit Holders and may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or the Certificate of Incorporation directed or required to be exercised or done by others. In the exercise of such powers, the Board may organize such subsidiary corporations, impose such fees and charges, adopt or amend such Rules, issue such orders and directions, and make such decisions as it deems necessary or appropriate. It may prescribe and impose penalties for violations of the Rules, for neglect or refusal to comply with orders, directions or decisions of the Board, or for any other offenses against the Corporation.

Approved May 24, 2010, effective June 18, 2010 (08-88).

Section 3.4. Resignation, Disqualification and Removal of Directors.

(a) A director may resign at any time by giving written notice of his resignation to the Chairman of the Board or the Secretary, and such

resignation, unless specifically contingent upon its acceptance, will be effective as of its date or of the date specified therein.

(b) In the event any Industry Director or Non-Industry Director fails to maintain the qualifications required for such category of director in Section 3.1 hereof, of which failure the Board shall be the sole judge, the term of office of such director shall terminate and such director shall thereupon cease to be a director, his office shall become vacant and, notwithstanding any provision to the contrary, the vacancy may be filled by the Board with a person who qualifies for the category in which the vacancy exists. Notwithstanding the foregoing, unless otherwise required by statute, the Certificate of Incorporation, regulations of the Securities and Exchange Commission ("SEC") or, if applicable, the regulations of any listing exchange on which the Corporation is listed, a director who fails to maintain the applicable qualifications may be allowed the later of (i) 45 days from the date when the Board determines the director is unqualified or (ii) until the next regular Board meeting following the date when the Board makes such determination, in which to requalify. Following the date when the Board determines the director is unqualified, the director shall be deemed not to hold office and the seat formerly held by the director shall be deemed to be vacant for all purposes. The Board shall be the sole judge of whether the director has requalified. If a director is determined to have requalified, the Board, in its sole discretion, may fill an existing vacancy in the Board or may increase the size of the Board, as necessary, to appoint such director to the Board; provided, however, that the Board shall be under no obligation to return such director to the Board.

(c) No Representative Director may be removed from office by a vote of the stockholders at any time except for cause, which shall include, but not be limited to (i) a breach of a Representative Director's duty of loyalty to the Corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) transactions from which a Representative Director derived an improper personal benefit, or (iv) a failure of a Representative Director to be free from a statutory disqualification (as defined in Section 3(a)(39) of the Act). Any Representative Director may be removed for cause by the holders of a majority of the shares of stock then entitled to be voted at an election of directors.

Approved May 24, 2010, effective June 18, 2010 (08-88).

Section 3.5. Filling of Vacancies.

(a) Notwithstanding any provision herein to the contrary, any vacancy in the Board, however occurring, including a vacancy resulting from an increase in the number of the directors, may be filled by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director, provided such new director qualifies for the category in which the vacancy exists. A director elected to fill a vacancy shall hold office until the next annual meeting of stockholders, subject to the election and qualification of his or her successor and to his or her earlier death, resignation, disqualification or removal.

(b) If the Board fills a vacancy resulting from a Representative Director position becoming vacant prior to the expiration of such Representative Director's term, or resulting from the creation of an additional Representative Director position required by an increase in the size of the Board, then the Board shall follow the procedures set forth in this Section 3.5(b). In such an event, the Representative Director Nominating Body

shall either (i) recommend an individual to the Board to be elected to fill such vacancy or (ii) provide a list of recommended individuals to the Board from which the Board shall elect the individual to fill such vacancy. The Board shall elect, pursuant to this Section 3.5(b), only individuals recommended by the Representative Director Nominating Body; provided, however, the Board shall not be required to take any action or elect any individual if the Board believes that taking such action or electing such individual would be contrary to the Board's fiduciary duties. The Representative Director Nominating Body shall only recommend individuals to fill a vacancy in a Representative Director position who satisfy the compositional requirements designated by the Board from time to time pursuant to resolution adopted by the Board in accordance with Section 3.1, designating the number of Representative Directors that are Non-Industry Directors and Industry Directors (if any).

Any vacancy filled pursuant to this Section 3.5(b), shall be filled by the vote of a majority of the directors then in office, although less than a quorum.

Approved May 24, 2010, effective June 18, 2010 (08-88); amended December 15, 2011 (11-099); January 30, 2013 (12-116).

Section 3.6. Chairman of the Board of Directors.

The Board shall appoint one of the directors to serve as Chairman of the Board. Except as provided for in Section 3.7 hereof, the Chairman of the Board shall be the presiding officer at all meetings of the Board and stockholders and shall exercise such other powers and perform such other duties as are delegated to him or her by the Board.

Approved May 24, 2010, effective June 18, 2010 (08-88); amended March 25, 2011, effective May 17, 2011 (11-010).

Section 3.7. Lead Director.

The Board may appoint one of the Non-Industry Directors to serve as the Lead Director. The Lead Director shall perform such duties and possess such powers as the Board may from time to time prescribe. The Lead Director, if appointed, shall be authorized to preside at meetings of the directors that are not officers or employees of the Exchange.

Approved May 24, 2010, effective June 18, 2010 (08-88); amended March 25, 2011, effective May 17, 2011 (11-010).

Section 3.8. Acting Chairman and Vacancy in Chairman Position.

(a) In the absence or inability to act of the Chairman of the Board, the Board may designate an Acting Chairman of the Board. The Acting Chairman of the Board, in the absence or inability to act of the Chairman, shall be presiding officer at all meetings of the Board and shall exercise such other powers and perform such other duties as are delegated to the Acting Chairman by the Board.

(b) If a vacancy occurs in the office of Chairman, the Board may fill such vacancy by the affirmative vote of at least a majority of the directors then in office.

Approved May 24, 2010, effective June 18, 2010 (08-88); amended March 25, 2011, effective May 17, 2011 (11-010).

Section 3.9. Quorum.

At all meetings of the Board, two-thirds of the number of directors then in

office shall constitute a quorum for the transaction of business, and the vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute or the Certificate of Incorporation. If a quorum shall not be present at any meeting of the Board, a majority of the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Approved May 24, 2010, effective June 18, 2010 (08-88); amended March 25, 2011, effective May 17, 2011 (11-010).

Section 3.10. Regular Meetings.

Regular meetings of the Board shall be held at such time and at such place as shall from time to time be determined by the Chairman of the Board with notice of such determination provided to the full Board.

Approved May 24, 2010, effective June 18, 2010 (08-88); amended March 25, 2011, effective May 17, 2011 (11-010).

Section 3.11. Special Meetings.

Special meetings of the Board may be called by the Chairman of the Board and shall be called by the Secretary upon the written request of any four directors. The Secretary shall give at least 24 hours notice of such meeting to each director, in a manner permitted by Section 7.1. Every such notice shall state the time and place of the meeting which shall be fixed by the person calling the meeting, but need not state the purpose thereof except as otherwise required by statute.

Approved May 24, 2010, effective June 18, 2010 (08-88); amended March 25, 2011, effective May 17, 2011 (11-010).

Section 3.12. Participation in Meeting.

Members of the Board or of any committee thereof may participate in a meeting of the Board or such committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such a meeting.

Approved May 24, 2010, effective June 18, 2010 (08-88); amended March 25, 2011, effective May 17, 2011 (11-010).

Section 3.13. Action by Written Consent.

Unless otherwise restricted by statute or the Certificate of Incorporation, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting if all members of the Board or such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or of such committee.

Approved May 24, 2010, effective June 18, 2010 (08-88); amended March 25, 2011, effective May 17, 2011 (11-010).

Section 3.14. Interested Directors.

No director shall be disqualified from participating in any meeting, action or proceeding of the Board by reason of being or having been a member of a committee which has made prior inquiry, examination or investigation of the subject under consideration. No director shall participate in the adjudication of any matter with respect to which the Board is acting as an adjudicative

body under the Rules, and in which such director is personally interested, although interested directors may be counted in determining the presence of a quorum at the meeting of the Board or of a committee which authorizes actions with respect to such matter.

Approved May 24, 2010, effective June 18, 2010 (08-88); amended March 25, 2011, effective May 17, 2011 (11-010).

ARTICLE IV Committees

Section 4.1. Designation of Committees.

(a) Committees of the Board. The committees of the Board shall consist of an Executive Committee, a Compensation Committee, a Regulatory Oversight and Compliance Committee, a Nominating and Governance Committee and such other standing and special committees as may be approved by the Board. Except as may be otherwise provided in these Bylaws or as may be otherwise provided for from time to time by resolution of the Board, the Board may, at any time, with or without cause, remove any member of any such committees of the Board.

(b) Committees of the Exchange. The Exchange also shall have such committees as may be provided in these Bylaws or the Rules or as may be from time to time created by the Board. Except as may be otherwise provided in these Bylaws, the Rules or the resolution of the Board establishing any such other committee, the Chief Executive Officer or his or her designee, with the approval of the Board, shall appoint the members of such Exchange committees (other than the committees of the Board) and may designate, with the approval of the Board, a Chairman and a Vice-Chairman thereof. Except as may be otherwise provided in these Bylaws or the Rules, the Chief Executive Officer or his or her designee, with the approval of the Board may, at any time, with or without cause, remove any member of any such Exchange committees.

Approved May 24, 2010, effective June 18, 2010 (08-88); amended March 25, 2011 (11-010); amended March 25, 2011, effective May 17, 2011 (11-010); amended May 18, 2012 (12-050).

Section 4.2. The Executive Committee.

The Executive Committee will include the Chairman of the Board, the Chief Executive Officer (if a director), the Lead Director, if any, at least one Representative Director and such other number of directors that the Board deems appropriate, provided that in no event shall the number of Non-Industry Directors constitute less than the number of Industry Directors serving on the Executive Committee (excluding the Chief Executive Officer from the calculation of Industry Directors for such purpose). Members of the Executive Committee (other than those specified in the immediately preceding sentence) shall be recommended by the Nominating and Governance Committee for approval by the Board. Members of the Executive Committee shall not be subject to removal except by the Board. The Chairman of the Board shall be the Chairman of the Executive Committee. Each member of this Committee shall be a voting member. The members of the Executive Committee shall serve for a term of one year expiring at the first regular meeting of directors following the annual meeting of stockholders each year or until their successors are appointed. The Executive Committee shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, except it shall not have the power and authority of the Board to (i) approve or adopt or recommend to the stockholders any action or matter (other than the election

or removal of directors) expressly required by Delaware law to be submitted to stockholders for approval, including without limitation, amending the Certificate of Incorporation, adopting an agreement of merger or consolidation, approving a sale, lease or exchange of all or substantially all of the Corporation's property and assets, or approval of a dissolution of the Corporation or revocation of a dissolution, or (ii) adopt, alter, amend or repeal any bylaw of the Corporation.

Approved May 24, 2010, effective June 18, 2010 (08-88); amended March 25, 2011 (11-010); amended March 25, 2011, effective May 17, 2011 (11-010).

Section 4.3. The Compensation Committee.

The Compensation Committee shall consist of at least three directors, all of whom must be Non-Industry Directors and all of whom shall be recommended by the Nominating and Governance Committee for approval by the Board. The exact number of Compensation Committee members shall be determined from time to time by the Board. Members of the Compensation Committee shall not be subject to removal except by the Board. The Chairman of the Compensation Committee shall be recommended by the Nominating and Governance Committee for approval by the Board. The Compensation Committee shall have such duties and may exercise such authority as may be prescribed by resolution of the Board and the Compensation Committee Charter as adopted by resolution of the Board.

Approved May 24, 2010, effective June 18, 2010 (08-88); amended March 25, 2011 (11-010).

Section 4.4. The Nominating and Governance Committee.

The Nominating and Governance Committee shall consist of at least five directors and shall at all times have a majority of directors that are Non-Industry Directors. All members of the committee shall be recommended by the Nominating and Governance Committee for approval by the Board. The exact number of Nominating and Governance Committee members shall be determined from time to time by the Board. Members of the Nominating and Governance Committee shall not be subject to removal except by the Board. The Chairman of the Nominating and Governance Committee shall be recommended by the Nominating and Governance Committee for approval by the Board. Subject to Section 3.2 and Section 3.5 of these Bylaws, the Nominating and Governance Committee shall have the authority to nominate individuals for election as directors of the Corporation. The Nominating and Governance Committee shall have such other duties and may exercise such other authority as may be prescribed by resolution of the Board and the Nominating and Governance Committee Charter as adopted by resolution of the Board. If the Nominating and Governance Committee has two or more Industry Directors, there shall be an Industry-Director Subcommittee consisting of all of the Industry Directors then serving on the Nominating and Governance Committee, which shall act as the Representative Director Nominating Body if and to the extent required by these Bylaws.

Approved May 24, 2010, effective June 18, 2010 (08-88); amended March 25, 2011 (11-010); amended June 22, 2011 (11-044); December 15, 2011 (11-099).

Section 4.5. The Regulatory Oversight and Compliance Committee.

The Regulatory Oversight and Compliance Committee shall consist of at least three directors, all of whom shall be Non-Industry Directors and all of whom shall be recommended by the Non-Industry Directors on the Nominating and Governance Committee for approval by the Board. The exact

number of Regulatory Oversight and Compliance Committee members shall be determined from time to time by the Board. Members of the Regulatory Oversight and Compliance Committee shall not be subject to removal except by the Board. The Chairman of the Regulatory Oversight and Compliance Committee shall be recommended by the Non-Industry Directors of the Nominating and Governance Committee for approval by the Board. The Regulatory Oversight and Compliance Committee shall have such duties and may exercise such authority as may be prescribed by resolution of the Board, these Bylaws or the Rules of the Exchange.

Approved May 24, 2010, effective June 18, 2010 (08-88); amended March 25, 2011 (11-010); May 18, 2012 (12-050).

Section 4.6. Other.

All other committees shall have such duties and may exercise such authority as may be prescribed for them by the Certificate of Incorporation, these Bylaws or the Rules or by resolution of the Board.

Approved May 24, 2010, effective June 18, 2010 (08-88); amended March 25, 2011 (11-010).

Section 4.7. Conduct of Proceedings.

Unless otherwise provided in the Certificate of Incorporation, these Bylaws, the Rules, the charter of the committee or by the Board of Directors by resolution, each committee may determine the manner in which committee proceedings shall be conducted. In the absence of any such established procedures, each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article 3 of these Bylaws. Committees shall keep minutes of their meetings and periodically report their proceedings to the Board and appropriate committees of the Board to the extent requested by the Board or Board committee.

Approved May 24, 2010, effective June 18, 2010 (08-88); amended March 25, 2011 (11-010).

ARTICLE V Officers

Section 5.1. Designation; Number; Election.

(a) The officers of the Corporation shall be a Chief Executive Officer, a President, a Chief Financial Officer, one or more Vice-Presidents (the number thereof to be determined by the Board), a Secretary, a Treasurer, and such other officers as the Board may determine, including an Assistant Secretary and Assistant Treasurer. The Chief Executive Officer shall be appointed by an affirmative vote of the majority of the Board, and may, but need not be the Chairman of the Board. Such affirmative vote may also prescribe his duties not inconsistent with these Bylaws and may prescribe a tenure of office. The remaining officers of the Corporation shall be appointed by the Board, each to serve until a successor has been duly chosen and qualified or until the officer's earlier death, resignation or removal.

(b) Two or more offices may be held by the same person, except the offices of Chief Executive Officer and President. In addition, the Chief Executive Officer and the President may not also be either the Secretary or Assistant Secretary.

Approved May 24, 2010, effective June 18, 2010 (08-88); amended March 25, 2011, effective May 17, 2011 (11-010).

Section 5.2. Chief Executive Officer.

The Chief Executive Officer shall, subject to the direction of the Board, have general charge and supervision of the business of the Corporation. The Chief Executive Officer shall be the official representative of the Corporation in all public matters. The Chief Executive Officer shall perform such other duties and possess such other powers as the Board may from time to time prescribe and that are incident to such office. The Chief Executive Officer shall not engage in any other business during his incumbency except with approval of the Board, and by his acceptance of the office of Chief Executive Officer he shall be deemed to have agreed to uphold these Bylaws.

Approved May 24, 2010, effective June 18, 2010 (08-88).

Section 5.3. President.

The President shall be the chief operating officer of the Corporation and shall perform such duties and possess such powers as the Board or the Chief Executive Officer may from time to time prescribe. In the event of the absence, inability or refusal to act of the Chief Executive Officer, the President shall perform the officer duties of the Chief Executive Officer and, when so performing, shall have all the powers of and be subject to all the restrictions upon the office of Chief Executive Officer.

Approved May 24, 2010, effective June 18, 2010 (08-88); amended March 25, 2011, effective May 17, 2011 (11-010).

Section 5.4. Chief Financial Officer.

The Chief Financial Officer shall perform such duties and possess such powers as the Board or the Chief Executive Officer may from time to time prescribe. The Chief Financial Officer shall have the custody of the Corporation's funds and securities; shall keep full and accurate all books and accounts of the Corporation as shall be necessary or desirable in accordance with applicable law or generally accepted accounting principles; shall deposit all monies and other valuable effects in the name and to the credit of the Corporation as may be ordered by the Chief Executive Officer or the Board; shall cause the funds of the Corporation to be disbursed when such disbursements have been duly authorized, taking proper vouchers for such disbursements; and shall render to the Board, at its regular meeting or when the Board so requires, an account of the Corporation.

Approved May 24, 2010, effective June 18, 2010 (08-88); amended March 25, 2011, effective May 17, 2011 (11-010).

Section 5.5. Vice Presidents.

Vice Presidents shall perform the duties prescribed by the Board, Chief Executive Officer or President.

Approved May 24, 2010, effective June 18, 2010 (08-88); amended March 25, 2011, effective May 17, 2011 (11-010).

Section 5.6. Secretary.

The Secretary shall keep official records of meetings of stockholders and of Trading Permit Holders at which action is taken and of all meetings of the Board; the Secretary shall, in person or by representative, perform like services for the standing and special committees when required; the Secretary shall give notice of meetings of stockholders and of Trading Permit Holders and of special meetings of the Board in accordance with the provisions of the Rules or these Bylaws or as required by statute; the Secretary shall post all notices which may be required to be posted upon the Corporation website; the Secretary shall be custodian of the books, records,

and corporate seal of the Corporation and attest, upon behalf of the Corporation, all contracts and other documents requiring authentication; the Secretary shall perform such other duties as may be prescribed by the Board, Chairman of the Board, Chief Executive Officer or President.

Approved May 24, 2010, effective June 18, 2010 (08-88); amended March 25, 2011, effective May 17, 2011 (11-010).

Section 5.7. Treasurer.

The Treasurer shall perform such duties and possess such powers as the Board, the Chief Executive Officer or the Chief Financial Officer may from time to time prescribe.

Approved May 24, 2010, effective June 18, 2010 (08-88); amended March 25, 2011, effective May 17, 2011 (11-010).

Section 5.8. Removals.

Any officer appointed by the Board may be removed at any time by the Board, the Chief Executive Officer or the President; provided that the Chief Executive Officer can only be removed by the Board. Any such removal shall be without prejudice to the contract rights, if any, of the person so removed. Any vacancies occurring in any office of the Corporation at any time may be filled by the Board or an officer authorized by the Board to appoint a person to hold such office.

Approved May 24, 2010, effective June 18, 2010 (08-88); amended March 25, 2011, effective May 17, 2011 (11-010).

Section 5.9. Resignations.

Any officer may resign by delivering such officer's written resignation to the Corporation at its principal office or to the Chief Executive Officer or Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

Approved May 24, 2010, effective June 18, 2010 (08-88); amended March 25, 2011, effective May 17, 2011 (11-010).

Section 5.10. Vacancies.

The Board may fill any vacancy occurring in any office for any reason and may, in its discretion, leave unfilled for such period as it may determine any offices other than those of Chief Executive Officer, President, Secretary and Treasurer. Any vacancies occurring in any office of the Corporation at any time also may be filled by an officer authorized by the Board to appoint a person to hold such office. Each such successor shall hold office until such officer's successor is elected and qualified, or until such officer's earlier death, resignation or removal.

Approved May 24, 2010, effective June 18, 2010 (08-88); amended March 25, 2011, effective May 17, 2011 (11-010).

Section 5.11. Salaries.

Officers of the Corporation shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by the Board unless otherwise delegated to the Compensation Committee of the Board or to members of senior management. No officer shall be prevented from receiving such salary by reason of the fact that the officer is also a director of the Corporation.

Approved May 24, 2010, effective June 18, 2010 (08-88); amended March 25,

2011, effective May 17, 2011 (11-010).

ARTICLE VI Advisory Board

Section 6.1. Advisory Board.

The Board will establish an Advisory Board which shall advise the Board and the Office of the Chairman regarding matters of interest to Trading Permit Holders. It shall consist of such number of members as set by the Board from time to time, including at least two members who are Trading Permit Holders or persons associated with Trading Permit Holders. The Chief Executive Officer, or his or her designee, shall be the Chairman of the Advisory Board. The members of the Advisory Board shall be recommended by the Nominating and Governance Committee for approval by the Board. There shall be a Trading Permit Holders Subcommittee of the Advisory Board consisting of all members of the Advisory Board who are Trading Permit Holders or persons associated with Trading Permit Holders, which shall act as the Representative Director Nominating Body if and to the extent required by these Bylaws.

Approved May 24, 2010, effective June 18, 2010 (08-88); amended March 25, 2011 (11-010); December 15, 2011 (11-099).

ARTICLE VII Notices

Section 7.1. Notices.

Except as provided in Section 7.2 and to the extent permitted by law, any notice required to be given by the Bylaws or the Rules or otherwise shall be deemed to have been given:

(a) in person upon delivery of the notice in person to the Person to whom such notice is addressed;

(b) by mail upon deposit of the notice in the United States mail, enclosed in a postage prepaid envelope;

(c) by messenger or overnight courier service upon provision of the notice to the messenger or courier service, provided that the delivery method does not require payment of the messenger or courier service fee to deliver the notice by the Person to whom the notice is addressed;

(d) by facsimile machine upon acknowledgment by the facsimile machine used to transmit the notice of the successful transmission of the notice;

(e) by electronic mail upon electronic transmission of the notice; and

(f) by telephone when received.

Any such notice must be addressed to its intended recipient at the intended recipient's address (including the intended recipient's business or residence address, facsimile number, electronic address, or telephone number, as applicable) as it appears on the books and records of the Corporation, or if no address appears on such books and records, then at such address as shall be otherwise known to the Secretary, or if no such address appears on such books and records, then in care of the registered agent of the Corporation in the State of Delaware. In the event that a notice is not provided in conformity with the provisions of this Section 7.1, the notice will be deemed to have been given to its intended recipient upon any receipt of the notice by its intended recipient.

Approved May 24, 2010, effective June 18, 2010 (08-88).

Section 7.2. Electronic Notice to Stockholders.

Whenever any notice whatsoever is required to be given in writing to any stockholder by law, by the Certificate of Incorporation or by these Bylaws, such notice may be given by a form of electronic transmission if the stockholder to whom such notice is given has previously consented to the receipt of notice by electronic transmission.

Approved May 24, 2010, effective June 18, 2010 (08-88).

Section 7.3. Waiver of Notice.

Whenever notice is required to be given under the provisions of any statute, the Certificate of Incorporation, these Bylaws, the Rules or otherwise, a written waiver thereof, signed by the Person entitled to notice, or his proxy, whether before or after the time stated therein shall be deemed equivalent to notice. Except as may be otherwise specifically provided by statute, any waiver by mail, messenger, overnight courier, facsimile machine, or electronic mail, bearing the name of the Person entitled to notice shall be deemed a written waiver duly signed. Attendance of a Person at a meeting, including attendance by proxy, shall constitute a waiver of notice of such meeting except when the Person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business the meeting is not lawfully called or convened. Except as required by statute or the Certificate of Incorporation, neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or any committee need be specified in any written waiver of notice.

Approved May 24, 2010, effective June 18, 2010 (08-88).

ARTICLE VIII General Provisions

Section 8.1. Fiscal Year.

Except as otherwise determined from time to time by the Board, the fiscal year of the Corporation ends on the close of business on December 31 of each year.

Approved May 24, 2010, effective June 18, 2010 (08-88).

Section 8.2. Checks, Drafts and Other Instruments.

All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or officers, or by such agent or agents of the Corporation and in such manner as the Board may from time to time determine.

Approved May 24, 2010, effective June 18, 2010 (08-88).

Section 8.3. Corporate Seal.

The corporate seal, if any, shall be in such form as shall be approved by the Board or an officer of the Corporation.

Approved May 24, 2010, effective June 18, 2010 (08-88).

Section 8.4. Voting Securities.

Except as the Board may otherwise designate, the Chairman of the Board, Chief Executive Officer, Chief Financial Officer or Treasurer may waive notice of, and act as, or appoint any person or persons to act as, proxy or attorney-

in-fact for the Corporation (with or without power of substitution) at, any meeting of stockholders or shareholders of any other corporation or organization, the securities of which may be held by this Corporation.

Approved May 24, 2010, effective June 18, 2010 (08-88).

Section 8.5. Evidence of Authority.

A certificate by the Secretary, or Assistant Secretary, if any, as to any action taken by the stockholders, directors, a committee or any officer or representative of the Corporation shall, as to all Persons who rely on the certificate in good faith, be conclusive evidence of such action.

Approved May 24, 2010, effective June 18, 2010 (08-88).

Section 8.6. Certificate of Incorporation.

All references in these Bylaws to the Certificate of Incorporation shall be deemed to refer to the Certificate of Incorporation of the Corporation, as amended, altered or restated and in effect from time to time.

Approved May 24, 2010, effective June 18, 2010 (08-88).

Section 8.7. Transactions with Interested Parties.

No contract or transaction between the Corporation and one or more of the directors or officers, or between the Corporation and any other corporation, limited liability company, partnership, association or other organization in which one or more of the directors or officers are directors, managers or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or a committee of the Board which authorizes the contract or transaction or solely because his, her or their votes are counted for such purpose, if:

(a) The material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum;

(b) The material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

(c) The contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board, a committee of the Board or the stockholders.

Both (i) directors who are directors of both the Corporation and a party with whom the Corporation may be engaged in a transaction and (ii) interested directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee at which the contract or transaction is authorized.

Approved May 24, 2010, effective June 18, 2010 (08-88).

Section 8.8. Severability.

Any determination that any provision of these Bylaws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these Bylaws.

Approved May 24, 2010, effective June 18, 2010 (08-88).

Section 8.9. Pronouns.

All pronouns used in these Bylaws shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.

Approved May 24, 2010, effective June 18, 2010 (08-88).

Section 8.10. Contracts.

In addition to the powers otherwise granted to officers pursuant to Article V hereof, the Board may authorize any officer or officers, or any agent or agents, of the Corporation to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

Approved May 24, 2010, effective June 18, 2010 (08-88).

Section 8.11. Loans.

The Corporation may, to the extent permitted by applicable law, lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the Corporation or of its subsidiaries, including any officer or employee who is a director of the Corporation or its subsidiaries, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the Corporation. The loan, guaranty or other assistance may include, without limitation, a pledge of shares of stock of the Corporation. Nothing in this Section 8.11 shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the Corporation at common law or under any statute.

Approved May 24, 2010, effective June 18, 2010 (08-88).

Section 8.12. Books and Records.

Subject to applicable law, the Board shall have power from time to time to determine to what extent and at what times and places and under what conditions and regulations the accounts and books of the Corporation, or any of them, shall be open to the inspection of the stockholders; and no stockholder shall have any right to inspect any account or book or document of the Corporation, except as conferred by the laws of the State of Delaware. The Corporation shall keep its books and records within the United States. Any books or records of the Corporation may be kept on, or be in the form of, magnetic tape, computer disk, or any other information storage device, provided that the records so kept can be converted into clearly legible form within a reasonable time.

Approved May 24, 2010, effective June 18, 2010 (08-88).

Section 8.13. Section Headings.

Section headings in these Bylaws are for convenience of reference only and shall not be given any substantive effect in limiting or otherwise construing any provision herein.

Approved May 24, 2010, effective June 18, 2010 (08-88).

Section 8.14. Inconsistent Provisions.

In the event that any provision of these Bylaws is or becomes inconsistent with any provision of the Certificate of Incorporation, the General Corporation Law of the State of Delaware ("DGCL") or any other applicable law, the provision of these Bylaws shall not be given any effect to the extent of such

inconsistency but shall otherwise be given full force and effect.

Approved May 24, 2010, effective June 18, 2010 (08-88).

ARTICLE IX Amendments

Section 9.1. By the Board.

These Bylaws may be altered, amended or repealed, or new Bylaws may be adopted, by the Board.

Approved May 24, 2010, effective June 18, 2010 (08-88).

Section 9.2. By the Stockholders.

These Bylaws may be altered, amended or repealed or new Bylaws may be adopted by the affirmative vote of the majority of the stockholders present at any annual meeting of the stockholders at which a quorum is present.

Approved May 24, 2010, effective June 18, 2010 (08-88).

Section 9.3. SEC Approval.

Before any amendment to, alteration or repeal of any provision of the Bylaws of the Corporation under this Article IX shall be effective, those changes shall be submitted to the Board and if the same must be filed with or filed with and approved by the SEC, then the proposed changes to the Bylaws of the Corporation shall not become effective until filed with or filed with and approved by the SEC, as the case may be.

Approved May 24, 2010, effective June 18, 2010 (08-88).

ARTICLE X Rulemaking

Section 10.1. Rulemaking.

The Board may, by the affirmative vote of a majority of a quorum of the Board, alter, adopt, amend or repeal as it may deem necessary or proper any of the Corporation's Rules, which shall not become effective until filed with or filed with and approved by the SEC, as the case may be.

Approved May 24, 2010, effective June 18, 2010 (08-88).

See Exhibit 9A

for

Chicago Board Options Exchange, Incorporated Rules

C10

Chicago Board Options Exchange, Inc.
Board of Directors

NAME	POSITION
William J. Brodsky	Chairman & CEO
James R. Boris	Lead Director
Mark F. Duffy	Director
Frank E. English, Jr.	Director
Janet P. Froetscher	Director
Jill R. Goodman	Director
Paul Kepes	Director
Duane R. Kullberg	Director
Benjamin R. Londergan	Director
R. Eden Martin	Director
Roderick A. Palmore	Director
Susan M. Phillips	Director
Samuel K. Skinner	Director
Carol E. Stone	Director
Eugene S. Sunshine	Director

Chicago Board Options Exchange, Inc.
Appeals Committee

NAME	POSITION
B. Michael Kelly	Chair
Henry Y. Choi	Member
David J. Drummond	Member
Douglas H. Edelman	Member
Patrick V. Gleason	Member
Ann Grady	Member
Allen D. Greenberg	Member
Mark M. Grywacheski	Member
Paul J. Jignati	Member
Richard J. Kevin	Member
Michael T. Lyons	Member
Patrick J. McDermott	Member
John B. Niemann	Member
Daniel J. O'Shea	Member
Douglas W. Prskalo	Member
James P. Rouzan	Member
J. David Short	Member
Antanas Siurna	Member
John Paul Stowick	Member
James D. Sullivan	Member

Joseph P. Sullivan, III	Member

Chicago Board Options Exchange, Inc.
Arbitration Committee

NAME	POSITION
Paul J. Jiganti	Chair
Alexander M. Ackerhalt	Member
Daniel Baldwin	Member
Henry Y. Choi	Member
Terrence E. Cullen	Member
Raymond P. Dempsey	Member
Stephen P. Donahue	Member
Douglas C. Draeger	Member
David J. Drummond	Member
Douglas H. Edelman	Member
Brian H. Egert	Member
Mark R. Fluger	Member
Ann Grady	Member
Allen D. Greenberg	Member
Mark M. Grywacheski	Member
Thomas P. Halliday	Member
Thomas A. Hamilton	Member
Michael P. Held	Member
Joseph G. Kinahan	Member
John A. Koltes	Member
Craig R. Luce	Member
Thomas J. Mitchell	Member
Joseph D. Mueller	Member
James A. Myers, Jr.	Member
Daniel M. Overmyer	Member
John R. Power	Member
Sondra Rabin	Member
Duncan W. Robinson	Member
James P. Rouzan	Member
Bill Shimanek	Member
Kevin S. Sullivan	Member
Fred Teichert	Member
Emily Zweifel	Member

Chicago Board Options Exchange, Inc.
Business Conduct Committee

NAME	POSITION
Bruce I. Andrews	Chair
Terrence J. Andrews	Member
Richard A. Bruder	Member
Eoin T. Callery	Member
David T. DeArmey	Member
Philip N. Hablutzel	Member
John J. Kaminsky	Member
Edward F. Kelly	Member
Edward Charles Lynn	Member
Michael J. Ryan	Member
Scott K. Shaw	Member
Michael H. Stone	Member
Kenneth L. Wagner	Member

Chicago Board Options Exchange, Inc.
Compensation Committee

NAME	POSITION
Eugene S. Sunshine	Chair
Janet P. Froetscher	Member
Samuel K. Skinner	Member

Chicago Board Options Exchange, Inc.
Executive Committee

NAME	POSITION
William J. Brodsky	Chair
James R. Boris	Member
Mark F. Duffy	Member
Jane P. Froetscher	Member
Duane R. Kullberg	Member
R. Eden Martin	Member
Susan M. Philips	Member
Eugene S. Sunshine	Member

Chicago Board Options Exchange, Inc.
Floor Officials Committee

NAME	POSITION
Craig R. Johnson	Chair
Patricia Bachman	Vice Chair
Edward Barry	Member
James Corsey	Member
Howard D. Gillman	Member
Patrick V. Gleason	Member
John Haffner	Member
Michael J. Hayes	Member
Robert Hocking	Member
David R. Melam	Member
Sean P. Moran	Member
Kenneth D. Mueller	Member
John P. O'Grady	Member
Scott A. Prentice	Member
Gregg A. Prskalo	Member
Michael Todorofsky	Member
Kerry Winters	Member
Robert J. Zaremba	Member

Chicago Board Options Exchange, Inc.
Nominating and Governance Committee

NAME	POSITION
Janet P. Froetscher	Chair
Paul Kepes	Member
Benjamin R. Londergan	Member
Susan M. Phillips	Member
Eugene S. Sunshine	Member

Nominating and Governance Industry Director Subcommittee

NAME	POSITION
Paul Kepes	Member
Benjamin R. Londergan	Member

Chicago Board Options Exchange Inc.
Product Development Committee

NAME	POSITION
Anthony J. Carone	Chair
Joseph F. Cusick, III	Member
Joseph Gilbert	Member
Jonathan M. Grodnick	Member
Edward Haravon	Member
Robert Hocking	Member
Charles D. Krajewski	Member
Joseph Levin	Member
Gerald T. McNulty	Member
Israel Nelken	Member
Martin P. O'Connell	Member
William J. O'Keefe	Member
Dominic J. Salvino	Member
Ilan J. Shalit	Member
Stephen A. Sullivan	Member

Chicago Board Options Exchange, Inc.
Regulatory Oversight and Compliance Committee

NAME	POSITION
Susan M. Philips	Chair
R. Eden Martin	Member
Roderick A. Palmore	Member
Samuel K. Skinner	Member

Chicago Board Options Exchange, Inc.
Officers

NAME	POSITION
William J. Brodsky	Chairman and Chief Executive Officer
Edward T. Tilly	President and Chief Operating Officer
Alan J. Dean	Executive VP and Chief Financial Officer
Richard G. DuFour	Executive VP, Corporate Planning and Development
Joanne Moffic-Silver	Executive VP, General Counsel and Corporate Secretary
Gerald T. O'Connell	Executive VP and Chief Information Officer
Edward L. Provost	Executive VP and Chief Business Development Officer
Philip M. Slocum	Executive VP and Special Advisor to the Chairman/CEO
Timothy H. Thompson	Senior VP and Chief Regulatory Officer
Alexandra M. Albright	Chief Compliance Officer
Thomas A. Brady	VP, Member Trading Services
Lawrence J. Bresnahan	VP, Member Firm Regulation
Karen N. Christiansen	VP and CFE Chief Regulatory Officer
Paul Ciciora	VP, Systems Infrastructure
Cynthia H. Elsener	VP, Marketing and Educational Services
Angelo Evangelou	Associate General Counsel
Eric Frait	VP, Business Analysis
Todd D. Furney	VP, Systems Security
David B. Gray	VP, Head of NY Office
Gregory Hoggasian	VP and Deputy Chief Regulatory Officer
Carol E. Kennedy	Chief Branding Officer and VP, Corporate Communications
Thomas P. Knorring	VP, Market Data Sales
Deborah L. Koopman	VP, Investor Relations
Joseph Levin	VP, Research and Product Development
Andrew B. Lowenthal	VP, Business Development
James F. Lubin	Senior Managing Director, CBOE Futures Exchange
Michael Mollet	Managing Director, CBOE Futures Exchange
Anthony J. Montesano	VP, Trading Systems Development
Matthew T. Moran	VP, Institutional Marketing
Mark S. Novak	VP and Chief Technology Officer, Systems Development
LuAnn O'Shea	VP, Facilities
Donald R. Patton	VP and Controller, Accounting
Debra L. Peters	VP, The Options Institute
Roberta J. Piwnicki	VP, Systems Development

Arthur B. Reinstein	Deputy General Counsel
David S. Reynolds	VP and Chief Accounting Officer
James P. Roche	VP, Market Data Services
Bradley W. Samuels	VP, Systems Development
Curt A. Schumacher	VP and Chief Technology Officer, Operations
J. Patrick Sexton	Associate General Counsel
Patricia A. Sizemore	VP, Regulatory Services
Eileen Smith	VP, Systems Planning
Maureen T. Smith	VP, Corporate Project Management
William M. Speth	VP, Research
Paul B. Stephens	VP, Institutional Marketing and Sales
Michael J. Todd	VP, Systems Operations
Michael Todorofsky	VP, Market Operations
Michael E. Trees	VP, Trading Systems Development
Margaret E. Williams	VP and Deputy Chief Regulatory Officer
Kerry D. Winters	VP, Market Operations
Deborah Woods	VP, Human Resources

SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
of
C2 OPTIONS EXCHANGE, INCORPORATED

C2 Options Exchange, Incorporated, a corporation organized under the laws of the State of Delaware (the "Corporation"), hereby certifies as follows:

1. The name of the Corporation is C2 Options Exchange, Incorporated. The Corporation was incorporated on July 21, 2009.
2. This Second Amended and Restated Certificate of Incorporation has been duly adopted in accordance with Section 242 and Section 245 of the General Corporation Law of the State of Delaware (the "GCL") and by the written consent of its sole stockholder in accordance with Section 228 of the GCL. This Second Amended and Restated Certificate of Incorporation restates, integrates and further amends the provisions of the Amended and Restated Certificate of Incorporation of the Corporation.
3. The text of the Second Amended and Restated Certificate of Incorporation as amended and restated shall read in full as follows:

FIRST: The name of the corporation is C2 Options Exchange, Incorporated

SECOND: The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801-1297. The name of the Corporation's registered agent at such address shall be The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is:

(a) To conduct and carry on the function of an "exchange" within the meaning of that term in the Securities Exchange Act of 1934, as amended (the "Act");

(b) To provide a securities market place with high standards of honor and integrity among its Trading Permit Holders and other persons holding rights to access the Corporation's facilities and to promote and maintain just and equitable principles of trade and business. The term "Trading Permit Holders" shall have the meaning given to that term in Section 1.1 of the Corporation's Bylaws, as the same may be amended from time to time (the "Corporation's Bylaws"); and

(c) To engage in any other lawful act or activity for which corporations may be organized under the GCL.

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is one thousand (1,000) shares of common stock having a par value of $0.01 per share (the "Common Stock"). CBOE Holdings, Inc. ("CBOE Holdings") will be the sole owner of the Common Stock. Any sale, transfer or assignment by CBOE Holdings of any shares of Common Stock will be subject to prior approval by the Securities and Exchange Commission (the "Commission") pursuant to the rule filing procedure under Section 19 of the Act.

FIFTH: (a) The governing body of the Corporation shall be its Board of Directors. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

(b) The Board of Directors of the Corporation shall consist of not less than 11 and not more than 23 directors, the exact number to be fixed in accordance with the Corporation's Bylaws.

(c) Only persons who are nominated by the Nominating and Governance Committee shall be eligible for election as directors. The Nominating and Governance Committee shall be bound to accept and nominate (a) the individual(s) recommended by the Representative Director Nominating Body (as defined in the Corporation's Bylaws) for nomination as Representative Director (as defined in the Corporation's Bylaws), provided that the individuals so nominated by the Representative Director Nominating Body are not opposed by a petition candidate or (b) the individual(s) who receive the most votes pursuant to a petition election as set forth in Section 3.2 of the Corporation's Bylaws.

(d) In discharging his or her responsibilities as a member of the Board of Directors, and to the fullest extent permitted by law, each director shall take into consideration the effect that his or her actions would have on the ability of the Corporation to carry out the Corporation's responsibilities under the Act and on the ability of the Corporation: to engage in conduct that fosters and does not interfere with the Corporation's ability to prevent fraudulent and manipulative acts and practices; to promote just and equitable principles of trade; to foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to, and facilitating transactions in securities; to remove impediments to and perfect the mechanisms of a free and open market and a national market system; and, in general, to protect investors and the public interest. In discharging his or her responsibilities as a member of the Board of Directors or as an officer or employee of the Corporation, each such director, officer or employee shall comply with the federal securities laws and the rules and regulations thereunder and shall cooperate with the Commission, and the Corporation pursuant to its regulatory authority.

SIXTH: (a) The Corporation shall, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, indemnify and hold harmless any person (a "Covered Person") who was or is made or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he or she is or was a director, officer or member of a committee of the Corporation, or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director or officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such Covered Person in connection with a proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section (c) of this Article Sixth, the Corporation shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of Directors of the Corporation.

(b) Expenses (including attorneys' fees) incurred by a Covered Person in defending a proceeding, including appeals, shall, to the extent not prohibited by law, be paid by the Corporation in advance of the final disposition of such proceeding; provided, however, that the Corporation shall not be required to advance any expenses to a person against whom the Corporation directly brings an action, suit or proceeding alleging that such person (1) committed an act or omission not in good faith or (2) committed an act of intentional misconduct or a knowing violation of law. Additionally, an advancement of expenses incurred by a Covered Person shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such Covered Person, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal or otherwise in accordance with Delaware law that such Covered Person is not entitled to be indemnified for such expenses under this Article Sixth.

(c) If a claim for indemnification (following the final disposition of such action, suit or proceeding) or advancement of expenses under this Article Sixth is not paid in full within thirty days after a written claim therefor by the Covered Person has been received by the Corporation, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any action the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

(d) The provisions of this Article Sixth shall be deemed to be a contract between the Corporation and each Covered Person who serves in any such capacity at any time while this Article Sixth is in effect, and any repeal or modification of any applicable law or of this Article Sixth shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

(e) Persons not expressly covered by the foregoing provisions of this Article Sixth, such as those (*x*) who are or were employees or agents of the Corporation, or are or were serving at the request of the Corporation as employees or agents of another corporation, partnership, joint venture, trust or other enterprise, or (*y*) who are or were directors, officers, employees or agents of a constituent corporation absorbed in a consolidation or merger in which the Corporation was the resulting or surviving corporation, or who are or were serving at the request of such constituent corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise, may be indemnified or advanced expenses to the extent authorized at any time or from time to time by the Board of Directors.

(f) The rights conferred on any Covered Person by this Article Sixth shall not be deemed exclusive of any other rights to which such Covered Person may be entitled by law or otherwise, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

(g) The Corporation's obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of

expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

(h) Any repeal or modification of the foregoing provisions of this Article Sixth shall not adversely affect any right or protection hereunder of any Covered Person in respect of any act or omission occurring prior to the time of such repeal or modification.

(i) The Corporation may purchase and maintain insurance, at its expense, to protect itself and any director, manager, officer, trustee, employee or agent of the Corporation or another corporation, or of a partnership, limited liability company, joint venture, trust or other enterprise against any expense, liability or loss (as such terms are used in this Article Sixth), whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the GCL.

SEVENTH: The Corporation reserves the right to amend this Certificate of Incorporation, and to change or repeal any provision of this Certificate of Incorporation, in the manner prescribed at the time by statute, and all rights conferred upon stockholders by this Certificate of Incorporation are granted subject to this reservation. Before any amendment to, or repeal of, any provision of this Certificate of Incorporation shall be effective, those changes shall be submitted to the Board of Directors of the Corporation and if such amendment or repeal must be filed with or filed with and approved by the Commission, then the proposed changes to this Certificate of Incorporation shall not become effective until filed with or filed with and approved by the Commission, as the case may be.

EIGHTH: A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the GCL as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

NINTH: Unless and except to the extent that the Corporation's Bylaws shall so require, the election of directors of the Corporation need not be by written ballot.

TENTH: In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to make, alter and repeal the Corporation's Bylaws.

ELEVENTH: To the fullest extent permitted by law, all confidential information pertaining to the self-regulatory function of the Corporation (including but not limited to disciplinary matters, trading data, trading practices and audit information) contained in the books and records of the Corporation shall: (i) not be made available to any persons other than to those officers, directors, employees and agents of the Corporation that have a reasonable need to know the contents thereof; (ii) be retained in confidence by the Corporation and the officers, directors, employees and agents of the Corporation; and (iii) not be used for any commercial purposes. Nothing in this Article Eleventh shall be interpreted as to limit or impede the rights of the Commission to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any

officers, directors, employees or agents of the Corporation to disclose such confidential information to the Commission.

IN WITNESS WHEREOF, C2 Options Exchange, Incorporated has caused this certificate to be signed as of this 22nd day of December, 2011.

C2 OPTIONS EXCHANGE, INCORPORATED

By: 
Name: Edward T. Tilly
Its: President and Chief Operating Officer

C2 OPTIONS EXCHANGE, INCORPORATED

RULES

(Updated April 9, 2013)

Table of Contents

Chapter 5 Securities Dealt In

Chapter 6 Trading on the Exchange

CHAPTER 1

Definitions

Rule 1.1. Definitions

Affiliate and Affiliated with
The term "affiliate" of or a person "affiliated with" another person means a person who, directly or indirectly, controls, is controlled by, or is under common control with, such other person.

Aggregate Exercise Price
The term "aggregate exercise price" means the exercise price of an option contract multiplied by the number of units of the underlying security covered by the option contract.

American-style Option
The term "American-style option" means an option contract that, subject to the provisions of Rule 11.1 (relating to the cutoff time for exercise instructions) and to the Rules of the Clearing Corporation, can be exercised on any business day prior to its expiration date and on its expiration date.

Associated Person or Person Associated with a Participant
The term "associated person" or "person associated with a participant" means any partner, officer, director, or branch manager of a Participant (or any person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with a Participant, or any employee of a Participant.

BBO
The term "BBO" means the best bid or offer disseminated on the Exchange.

Board
The term "Board" shall mean the Board of Directors of the Exchange.

Book
The term "Book" means the electronic book of buy and sell orders and quotes maintained by the System.

Bylaws
The term "Bylaws" means the Bylaws of the Exchange as the same may be amended from time to time.

Call
The term "call" means an option contract under which the holder of the option has the right, in accordance with the terms of the option, to purchase from the Clearing

Corporation the number of shares of the underlying security covered by the option contract.

Capped-style Option
The term "capped-style option" means an option contract that is automatically exercised when the cap price is reached. If this does not occur prior to expiration, it can be exercised, subject to the provisions of Rule 11.1 (relating to the cutoff time for exercise instructions) and to the Rules of the Clearing Corporation, only on its expiration date. CAPS ™ refers to capped-style options traded on the Exchange.

CBOE
The term "CBOE" means the Chicago Board Options Exchange, Incorporated.

CBOE Trading Permit
For purposes of C2's Rules, the term "CBOE Trading Permit" means a "Trading Permit" as such term is defined in CBOE's Bylaws and Rules.

CBOE Trading Permit Holder
For purposes of C2's Rules, the term "CBOE Trading Permit Holder" means a "Trading Permit Holder" as such term is defined in CBOE's Bylaws and Rules.

Class of Options
The term "class of options" means all option contracts of the same type covering the same underlying security.

Clearing Corporation
The term "Clearing Corporation" means The Options Clearing Corporation.

Clearing Participant
The term "Clearing Participant" means a Permit Holder that has been admitted to membership in the Clearing Corporation pursuant to the provisions of the rules of the Clearing Corporation.

Closing Purchase Transaction
The term "closing purchase transaction" means an Exchange transaction which will reduce or eliminate a short position in an option contract.

Closing Writing Transaction
The term "closing writing transaction" means an Exchange transaction which will reduce or eliminate a long position in an option contract.

Commission
The term "Commission" means the United States Securities and Exchange Commission.

Control

The term "control" means the power to exercise a controlling influence over the management or policies of a person, unless such power is solely the result of an official position with such person. Any person who owns beneficially, directly or indirectly, more than 20% of the voting power in the election of directors of a corporation, or more than 25% of the voting power in the election of directors of any other corporation which directly or through one or more affiliates owns beneficially more than 25% of the voting power in the election of directors of such corporation, shall be presumed to control such corporation.

Covered

The term "covered" in respect of a short position in a call option contract means that the writer's obligation is secured by a "specific deposit" or an "escrow deposit" meeting the conditions of Rule 610(f) or 610(h), respectively, of the Rules of the Clearing Corporation, or the writer holds in the same account as the short position, on a share-for-share basis, a long position either in the underlying security or in an option contract of the same class of options where the exercise price of the option contract in such long position is equal to or less than the exercise price of the option contract in such short position. The term "covered" in respect of a short position in a put option contract means that the writer holds in the same account as the short position, on a share-for-share basis, a long position in an option contract of the same class of options where the exercise price of the option contract in such long position is equal to or greater than the exercise price of the option contract in such short position.

Designated Primary Market-Maker

The term "Designated Primary Market-Maker" or "DPM" means a Participant organization that is approved by the Exchange to function in allocated securities as a Market-Maker (as defined in Rule 1.1) and is subject to the obligations under Rule 8.17 or as otherwise provided under the Rules.

European-style Option

The term "European-style option" means an option contract that, subject to the provisions of Rule 11.1 (relating to the cutoff time for exercise instructions) and to the rules of the Clearing Corporation, can be exercised only on its expiration date.

Exchange

The term "Exchange" means the national securities exchange known as C2.

Exchange Act

The term "Exchange Act" means the Securities Exchange Act of 1934, as amended.

Exercise Price

The term "exercise price" means the specified price per unit at which the underlying security may be purchased or sold upon the exercise of an option contract.

Federal Reserve Board

The term "Federal Reserve Board" means the Board of Governors of the Federal Reserve System.

Foreign Broker-Dealer
The term "foreign broker-dealer" means any person or entity that is registered, authorized or licensed by a foreign governmental agency or foreign regulatory organization (or is required to be so registered, authorized or licensed) to perform the function of a broker or dealer in securities, or both. For the purposes of this definition, the terms "broker" and "dealer" have the same meaning as provided in Section 3(a)(4) and 3(a)(5) of the Exchange Act, except that a "broker" or "dealer" may be a bank.

Help Desk
The term "Help Desk" means the Exchange's control room consisting of Exchange staff authorized to make certain trading determinations on behalf of the Exchange.

Index Portfolio Receipts
The term index portfolio receipts or "IPRs" means securities that (a) represent an interest in a unit investment trust ("Trust") which holds the securities that comprise an index on which a series of IPRs is based; (b) are issued by the Trust in a specified aggregate minimum number in return for a "Portfolio Deposit" consisting of specified numbers of shares of stock plus a cash amount; (c) when aggregated in the same specified minimum number, may be redeemed from the Trust which will pay to the redeeming holder the stock and cash then comprising the Portfolio Deposit; and (d) pay holders a periodic cash payment corresponding to the regular cash dividends or distributions declared and paid with respect to the component securities of the stock index on which the IPRs are based, less certain expenses and other charges as set forth in the Trust prospectus. IPRs are "UIT interests" within the meaning of the Rules of the Exchange.

Index Portfolio Shares
The term "Index Portfolio Shares" or IPSs means securities that (a) are issued by an open-end management investment company based on a portfolio of stocks or fixed income securities designed to provide investment results that correspond generally to the price and yield performance of a specified foreign or domestic stock index or fixed income securities index; (b) are issued by such an open-end management investment company in a specified aggregate minimum number in return for a deposit of specified number of shares of stock and/or a cash amount, or a specified portfolio of fixed income securities and/or a cash amount, with a value equal to the next determined net asset value; and (c) when aggregated in the same specified minimum number, may be redeemed at a holder's request by such open-end management investment company which will pay to the redeeming holder stock and/or cash, or a specified portfolio of fixed income securities and/or cash with a value equal to the next determined net asset value.

Index-Linked Exchangeable Note
The term Index-Linked Exchangeable Note means an exchangeable debt security that is exchangeable at the option of the holder (subject to the requirement that the holder in most circumstances exchange a specified minimum amount of notes), on call by the

issuer, or at maturity for a cash amount based on the reported market prices of the underlying stocks of an underlying index.

Long Position
The term "long position" means a person's interest as the holder of one or more units of trading of a given option contract.

Market Maker
The term "Market-Maker" means a Participant registered with the Exchange for the purpose of making markets in options contracts traded on the Exchange and that is vested with the rights and responsibilities specified in Chapter 8 of these Rules.

NBBO
The term "NBBO" means the national best bid or offer as calculated by the Exchange based on market information received by the Exchange from OPRA.

Opening Purchase Transaction
The term "opening purchase transaction" means an Exchange transaction which will create or increase a long position in an option contract.

Opening Writing Transaction
The term "opening writing transaction" means an Exchange transaction which will create or increase a short position in an option contract.

Option Contract
The term "option contract" means a put or a call issued, or subject to issuance, by the Clearing Corporation pursuant to the rules of the Clearing Corporation.

Options Principal
The term "Options Principal" means a person engaged in the management and supervision of the Participant's business pertaining to options contracts that has responsibility for the overall oversight of the Participant's options related activities on the Exchange.

Outstanding
The term "outstanding" in respect of an option contract means an option contract which has been issued by the Clearing Corporation and has neither been the subject of a closing writing transaction nor has reached its expiration date.

Participant
The term "Participant" means a Permit Holder.

Permit Holder
The term "Permit Holder" means the Exchange recognized holder of a Trading Permit. A Permit Holder is also known as a Trading Permit Holder under the Bylaws. Permit Holders are deemed "members" under the Exchange Act.

Principal Shareholder
(i) The term "principal shareholder" means any person beneficially owning, directly or indirectly, equity securities representing 5% of the voting power in elections of directors, or 5% of the net worth, or a 5% participation in the net profits, of a corporation.

Professional
The term "Professional" means any person or entity that (i) is not a broker or dealer in securities, and (ii) places more than 390 orders in listed options per day on average during a calendar month for its own beneficial account(s). A Professional will be treated in the same manner as a broker or dealer in securities for purposes of Rules 6.11, 6.12, 6.13(b)(1), 6.13(c)(5), 6.14, 6.51, 6.52 and 8.13.

Public Customer
The term "Public Customer" means a person that is not a broker or dealer in securities.

Put
The term "put" means an option contract under which the holder of the option has the right, in accordance with the terms and provisions of the option, to sell to the Clearing Corporation the number of shares of the underlying security covered by the option contract.

Quarterly Options Series
A Quarterly Option Series is a series in an options class that is approved for listing and trading on the Exchange in which the series is opened for trading on any business day and that expires at the close of business on the last business day of a calendar quarter.

Quote
The term "quote" or "quotation" means a bid or offer entered by a Market-Maker that is firm and that updates the Market-Maker's previous quote, if any.

Responsible Person
The term "Responsible Person" shall mean an individual designated by an organization that is the holder of a Trading Permit to represent the organization with respect to that Trading Permit in all matters relating to the Exchange. The Responsible Person must be a United States-based officer, director or management-level employee of the Permit Holder, who is responsible for the direct supervision and control of Associated Persons of that Permit Holder.

Rules
The term "Rules" means the Rules of the Exchange as the same may be in effect from time to time.

Rules of the Clearing Corporation

The term "rules of the Clearing Corporation" means the Certificate of Incorporation, the By-laws and the Rules of the Clearing Corporation, and all written interpretations thereof, as the same may be in effect from time to time.

Security Future-Option Order
A security future-option order is an order to buy or sell a stated number of units of a security future or a related security convertible into a security future ("convertible security future") coupled with either (a) the purchase or sale of option contract(s) on the opposite side of the market representing either the same number of the underlying for the security future or convertible security future or the number of units of the underlying for the security future or convertible security future necessary to create a delta neutral position or (b) the purchase or sale of an equal number of put and call option contracts, each having the same exercise price, expiration date and each representing the same number of the underlying for the security future or convertible security future, as and on the opposite side of the market from, the underlying for the security future or convertible security future portion of the order.

Series of Options
The term "series of options" means all option contracts of the same class having the same exercise price and expiration date.

Short Position
The term "short position" means a person's interest as the writer of one or more units of trading of a given option contract.

System
The term "System" means the automated trading system used by the Exchange for the trading of options contracts.

Trading Permit
The term "Trading Permit" means a permit issued by the Exchange that confers the ability to transact on the Exchange.

Trading Permit Holder
The term "Trading Permit Holder" means a Permit Holder.

Trust Issued Receipt
The term "Trust Issued Receipt" means a security (a) that is issued by a trust ("Trust") which holds specific securities deposited with the Trust; (b) that, when aggregated in some specified minimum number, may be surrendered to the Trust by the beneficial owner to receive the securities; and (c) that pays beneficial owners dividends and other distributions on the deposited securities, if any are declared and paid to the trustee by an issuer of the deposited securities.

Type of Option

The term "type of option" means the classification of an option contract as either a put or a call.

Uncovered
The term "uncovered" in respect of a short position in an option contract means that the short position is not covered.

Underlying Security
The term "underlying security" in respect of an option contract means the security which the Clearing Corporation shall be obligated to sell (in the case of a call option contract) or purchase (in the case of a put option contract) upon the valid exercise of the option contract.

Voluntary Professional
The term "Voluntary Professional" means any person or entity that is not a broker or dealer in securities that elects, in writing, to be treated in the same manner as a broker or dealer in securities for purposes of Rules 6.11, 6.12, 6.13(b)(1), 6.13(c)(5), 6.14, 6.51, 6.52, 8.13, and for cancellation fee treatment.

[Adopted December 10, 2009; Amended June 17, 2010 (SR-C2-2010-002); Amended September 30, 2010 (SR-C2-2010-004); Amended October 22, 2010 (SR-C2-2010-005); Amended November 3, 2010 (SR-C2-2010-008); Amended October 18, 2012 (SR-C2-2012-024)]

CHAPTER 2
Administration

Rule 2.1. Participant Fees
The fees payable by Participants shall be fixed from time to time by the Exchange. Fees shall be payable in full on the first day of each month on a nonrefundable basis and shall be applied to the month beginning on that day.

[Adopted December 10, 2009]

Rule 2.2. Exchange's Costs of Defending Legal Proceedings
Any Participant or person associated with a Participant who fails to prevail in a lawsuit or other legal proceeding instituted by such person against the Exchange or any of its directors, officers, committee members, employees or agents, and related to the business of the Exchange, shall pay to the Exchange all reasonable expenses, including attorneys' fees, incurred by the Exchange in the defense of such proceeding, but only in the event that such expenses exceed Fifty Thousand Dollars ($50,000.00). This provision shall not apply to disciplinary actions by the Exchange, to administrative appeals of Exchange actions or in any specific instance where the Board has granted a waiver of this provision.

[Adopted December 10, 2009]

Rule 2.3 Regulatory Revenues

Any revenues received by the Exchange from fees derived from its regulatory function or regulatory fines will not be used for non-regulatory purposes, but rather, shall be applied to fund the legal and regulatory operations of the Exchange (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

[Adopted December 10, 2009]

CHAPTER 3
Access

Rule 3.1. Trading Permits

(a) *Issuance.* The Exchange shall issue Trading Permits that confer the ability to transact on the Exchange. There is no limit on the number of Trading Permits that may be issued by the Exchange, however the Exchange shall have the authority to limit or decrease the number of Trading Permits it has determined to issue. The Exchange shall announce in advance any limitation or decrease it plans to impose pursuant to this Rule. In the event the Exchange imposes a limitation or decrease pursuant to this Rule, the Exchange, in doing so, may not eliminate the ability of an existing Permit Holder or CBOE Trading Permit Holder to trade on C2 unless the Exchange is permitted to do so pursuant to a rule filing submitted to the Commission under Section 19(b) of the Exchange Act. In addition, in no event shall the Exchange act in a manner under this subparagraph that does not comply with the provisions of Section 6(c)(4) of the Exchange Act.

(b) *Qualification Requirements.* A Permit Holder must be registered as a broker-dealer pursuant to Section 15 of the Exchange Act. If a Permit Holder intends to transact a business with the public, it must obtain approval to transact business with the public pursuant to Rule 9.1 or be approved to transact business with the public by another national securities exchange.

(c) *Application Process.*

(1) *CBOE Trading Permit Holders.* A CBOE Trading Permit Holder in good standing is eligible to receive one Trading Permit (regardless of the number of CBOE Trading Permits held by that CBOE Trading Permit Holder). CBOE Trading Permit Holder applicants are not required to complete and submit an Exchange application. Instead, only Exchange forms concerning electing to trade on the Exchange, submitting to Exchange jurisdiction, and operational matters need be completed and tendered.

(2) *Non-CBOE Trading Permit Holders.* All non-CBOE Trading Permit Holders seeking to hold a Trading Permit ("Applicant") must submit an application to the Exchange in accordance with such procedures as shall be established by the Exchange via regulatory circular including submission deadlines and payment of any applicable application fees. In addition, the following shall apply:

(A) Each Applicant shall promptly update the application materials submitted to the Exchange if any of the information provided in these materials becomes inaccurate or incomplete after the date of submission of the application to the Exchange and prior to any approval of the application.

(B) The Exchange shall investigate each Applicant applying to be a Permit Holder (with the exception of any Applicant that was a Permit Holder within 9 months prior to the date of receipt of that Applicant's application by the Exchange, and any Applicant that was investigated by the Exchange within 9 months prior to the date of receipt of that Applicant's application by the Exchange). The Exchange may investigate any Applicant that is not required to be investigated pursuant to this paragraph. In connection with an investigation conducted pursuant to this paragraph, the Exchange may (i) conduct a fingerprint based criminal records check of the Applicant and its Responsible Person; or (ii) utilize the results of a fingerprint based criminal records check of the Applicant and its Responsible Person conducted by the Exchange or another self-regulatory organization within the prior year.

(C) The Exchange may approve an application submitted pursuant to this Rule only if any investigation pursuant to paragraph (B) above has been completed, and any applicable orientation and/or exam requirements established by the Exchange have been satisfied.

(D) Each Applicant that submits an application pursuant to paragraph (c)(2) of this Rule shall submit to the Exchange any additional information requested by the Exchange in connection with the Exchange's review of the application and may be required to appear before the Exchange for an in-person interview or interviews.

(E) Upon completion of the application process, the Exchange shall determine whether to approve or disapprove the application, unless there is just cause for delay. One such just cause for delay is when an Applicant is the subject of an inquiry, investigation, or proceeding conducted by a self-regulatory organization or governmental authority that involves the Applicant's fitness to be a Permit Holder. In such an instance, the Exchange need not act on any application submitted by that Applicant until the matter has been resolved.

(F) Written notice of the action regarding an application to become a Permit Holder, specifying in the case of disapproval of an application the grounds thereof, shall be provided to the Applicant.

(G) Every Applicant must have and maintain membership in another options exchange registered under the Exchange Act and that is not registered solely under Section 6(g) of the Exchange Act.

(d) *Rights of Permit Holder*. No rights shall be conferred upon a Permit Holder except those set forth in the Bylaws or Rules as amended from time to time. A Trading Permit shall not convey any ownership interest in the Exchange. Trading Permits may not be leased and are not transferable except in the event of a change in control or corporate reorganization involving a Permit Holder. In such a case, Permit Holder status may be transferred to a qualified affiliate or successor upon written notice to the Exchange.

(e) *Fees and Charges for Trading Permits*. Trading Permits shall be subject to such fees and charges as are established by the Exchange from time to time pursuant to Rule 2.1 and the Exchange Fee Schedule. The entire fee for a Trading Permit shall be due and payable in accordance with the Exchange Fee Schedule. An organization holding a Trading Permit in its name shall be responsible for paying all fees and charges for that Trading Permit. An individual holding a Trading Permit in his or her name shall be responsible for paying all fees and charges for that Trading Permit.

(f) *Exchange Jurisdiction over Trading Permit Holders*. Every Permit Holder shall be subject to the regulatory jurisdiction of the Exchange under the Exchange Act, the Bylaws and the Rules, including without limitation the Exchange's disciplinary jurisdiction under Chapter 17 of the Rules.

(g) *Types and Terms of Trading Permits*. The Exchange shall have the authority to issue different types of Trading Permits that allow holders to trade one or more products authorized for trading on the Exchange, and to act in one or more trading functions authorized by the Rules. Trading Permits shall be for terms as shall be determined by the Exchange from time to time. The Exchange shall announce the types and terms of the Trading Permits that the Exchange has determined to issue.

(h) *Limiting or Reducing the Number of Types of Trading Permits*. The Exchange shall have the authority to limit or reduce the number of any type of Trading Permit it has determined to issue. The Exchange shall announce any limitation or reduction it imposes pursuant to this subparagraph. In the event the Exchange imposes such a limitation or reduction, the Exchange may not eliminate or reduce the ability to trade one or more product(s) of a person currently trading such product(s), and may not eliminate or reduce the ability to act in one or more trading function(s) of a person currently acting in such trading function(s), unless the Exchange is permitted to do so pursuant to a rule filing submitted to Commission under Section 19(b) of the Act. In no event shall the Exchange act in a manner under this subparagraph that does not comply with the provisions of Section 6(c)(4) of the Act.

(i) *Increasing the Number of Types of Trading Permits*. The Exchange shall have the authority to increase the number of any type of Trading Permit it has determined to issue by issuing additional Trading Permits of that type. The Exchange shall announce any increase it implements pursuant to this subparagraph.

(j) *Objective Standards for Trading Permits*. The Exchange shall have the authority, pursuant to a rule filing submitted to the Commission under Section 19(b) of the Act, to establish objective standards that must be met to be issued, or to have renewed, a Trading Permit.

(k) *Preservation of Exchange's Authority*. Notwithstanding any other provision in this Rule 3.1, as well as any provision in Rule 3.1A, nothing in those rules shall eliminate or restrict the Exchange's authority to delist any product or to take any action (remedial or otherwise) under the Act, the Bylaws and the Rules, including without limitation the Exchange's authority to take disciplinary or market performance actions against a person with respect to which the Exchange has jurisdiction under the Act, the Bylaws and the Rules.

[Adopted December 10, 2009; Amended June 17, 2010 (SR-C2-2010-002); Amended September 30, 2010 (SR-C2-2010-004); Amended January 3, 2011 (SR-C2-2011-02)]

Rule 3.2. Denial of and Conditions to Being a Permit Holder or an Associated Person

(a) The Exchange may deny or condition an Applicant (as defined in Rule 3.1(c)(2)) from becoming a Permit Holder or a person from becoming associated with a Permit Holder for the same reasons that the Commission may deny or revoke a broker-dealer registration and for those reasons required or allowed under the Exchange Act.

(b) The Exchange also may deny or condition an Applicant from becoming a Permit Holder or a person from becoming associated with a Permit Holder when the applicant:

(1) is a broker-dealer and (A) has a net worth (excluding personal assets) below $25,000 if the applicant is an individual, (B) has a net worth (excluding personal assets) below $50,000 if the applicant is an organization, (C) has financial difficulties involving an amount that is more than 5% of the applicant's net worth, or (D) has a pattern of failure to pay just debts;

(2) is unable satisfactorily to demonstrate a capacity to adhere to all applicable Exchange, Commission, Clearing Corporation, and Federal Reserve Board policies, rules, and regulations, including those concerning record-keeping, reporting, finance, and trading procedures;

(3) would bring the Exchange into disrepute; or

(4) for such other cause as the Exchange reasonably may decide, including failure of any required qualification examinations.

(c) The Exchange may determine not to permit a Permit Holder or a person associated with a Permit Holder to continue being a Permit Holder (or associated person) or may

condition such continuance as a Permit Holder (or association) if the Permit Holder or associated person:

(1) fails to meet any of the qualification requirements for being a Permit Holder or associated person after approval;

(2) fails to meet any condition placed by the Exchange on being a Permit Holder or associated person; or

(3) violates any agreement with the Exchange.

(d) Any decision made by the Exchange pursuant to this Rule must be consistent with both the provisions of this Rule and the provisions of the Exchange Act.

(e) Any applicant who has been denied from becoming a Permit Holder (associated person) or has condition(s) imposed on becoming a Permit Holder (associated person) pursuant to paragraph (a) or (b) of this Rule, and any Permit Holder (associated person) who is not permitted to continue being a Permit Holder (associated person) or whose continuance as a Permit Holder (associated person) is conditioned pursuant to paragraph (c) of this Rule, may appeal the Exchange's decision under Chapter 19. No determination of the Exchange to discontinue or condition a Permit Holder (associated person) pursuant to paragraph (c) of this Rule shall take effect until the review procedures under Chapter 19 have been exhausted or the time for review has expired.

(f) Without prior Commission approval, the Exchange or any entity with which it is affiliated shall not directly acquire or maintain an ownership interest in an Exchange Permit Holder. In addition, without prior Commission approval, no Permit Holder shall be or become affiliated with (i) the Exchange; or (ii) any affiliate of the Exchange. Nothing herein shall prohibit a Permit Holder from (i) acquiring or holding an equity interest in the CBSX LLC; or (ii) being affiliated with OneChicago, LLC, provided the Exchange's or any Exchange affiliate's proportionate share of OneChicago, LLC's gross revenues does not exceed 5% of the Exchange (or the relevant affiliate's) gross revenue.

[Adopted December 10, 2009]

Rule 3.3. Persons Associated with Permit Holder

(a) Persons associated with Permit Holders shall be bound by the Bylaws and Rules of the Exchange and of the Clearing Corporation. The Exchange may bar a person from becoming or continuing to be associated with a Permit Holder if such person does not agree in writing, in a manner and form prescribed by the Exchange, to furnish the Exchange with information with respect to such person's relationship and dealings with the Permit Holder, and information reasonably related to such person's other securities business, as may be required by the Exchange, and to permit the examination of its books and records by the Exchange to verify the accuracy of any information so supplied.

(b) Each associated person of a Permit Holder that is required to be disclosed on Exchange Act Form BD as a direct owner or executive officer is required to submit to the Exchange an application for approval to become associated with the Permit Holder in that capacity. No person may become associated with a Permit Holder in the capacity of a direct owner or executive officer that is required to be disclosed on Form BD unless and until the Exchange approves that association.

(c) A claim of any associated person required to be approved by the Exchange pursuant to paragraph (b) of this Rule against the Permit Holder with which that person is associated shall be subordinate in right of payment to customers and other Permit Holders.

[Adopted December 10, 2009; Amended June 17, 2010 (SR-C2-2010-002)]

Rule 3.4. Qualification and Registration

(a) *Registration of Permit Holders and Associated Persons Engaged in the Securities Business.*

(1) Permit Holders that are individuals ("PHI") and associated persons of Permit Holders engaged or to be engaged in the securities business of a Permit Holder shall be registered with the Exchange in the category of registration appropriate to the function to be performed in a form and manner prescribed by the Exchange. Before the registration can become effective, the PHI or individual associated person shall pass a qualification examination appropriate to the category of registration in a form and manner prescribed by the Exchange. A Permit Holder shall not maintain a registration with the Exchange for any person (1) who is no longer active in the Permit Holder's securities business or (2) where the sole purpose is to avoid an examination requirement. A Permit Holder shall not make application for the registration of any person where there is no intent to employ that person in the Permit Holder's securities business. A Permit Holder may, however, maintain or make application for the registration of an individual who performs legal, compliance, internal audit, back-office operations, or similar responsibilities for the Permit Holder, or a person who performs administrative support functions for registered personnel, or a person engaged in the securities business of a foreign securities affiliate or subsidiary of the Permit Holder.

(2) *Persons Exempt from Registration.* The following PHIs and individual associated persons of Permit Holders are exempt from the registration requirements set forth in paragraph (1):

(A) individual associated persons whose functions are solely and exclusively clerical or ministerial;

(B) PHIs and individual associated persons who are not actively engaged in the securities business; or

(C) individual associated persons whose functions are related solely and exclusively to the Permit Holder's need for nominal corporate officers or for capital participation;

(b) *Financial/Operations Principal.* Each Permit Holder subject to Exchange Act Rule 15c3-1 shall designate a Financial/Operations Principal. The duties of a Financial/Operations Principal shall include taking appropriate actions to assure that the Permit Holder complies with applicable financial and operational requirements under the Rules and the Exchange Act, including but not limited to those requirements relating to the submission of financial reports and the maintenance of books and records. Each Financial/Operations Principal is required to have successfully completed the Financial and Operations Principal Examination (Series 27 Exam). Each Financial/Operations Principal designated by a Permit Holder shall be registered in that capacity with the Exchange in a form and manner prescribed by the Exchange. A Financial/Operations Principal of a Permit Holder may be a full-time employee, a part-time employee or independent contractor of the Permit Holder. Permit Holders for which the Exchange is the Designated Examining Authority ("DEA") must provide prompt written notice to the Exchange for each person designated as a Financial/Operations Principal reporting whether such person is a full-time employee, part-time employee, independent contractor or has any outside business affiliations.

(c) *Associated Person Statuses Under Chapter IX.* Associated person statuses under Chapter IX (along with the primary Exchange Rule concerning the status) include, among others: (i) Registered Options Principal (Rule 9.2); (ii) Registered Representative (Rule 9.3); (iii) Chief Compliance Officer (Rule 9.8).

. . . Interpretations and Policies:

.01 Each person in an associated person status enumerated in paragraphs (a) through (c) of this Rule shall, electronically submit to the FINRA's Web Central Registration Depository ("CRD") System (i) any required amendments to Form U-4.

.02 Any Permit Holder that discharges or terminates the employment or retention of an associated person enumerated in paragraph (a) through (c) of this Rule shall comply with the termination filing requirements set forth in Rule 9.3(b) and Rule 9.3(c).

.03 Each person in an associated person status enumerated in paragraph (a) through (c) of this Rule is required to satisfy the continuing education requirements set forth in Rule 9.3A.

.04 The Exchange may, in exceptional cases and where good cause is shown, waive the applicable qualification examination and accept other standards as evidence of an applicant's qualifications for registration. Advanced age or physical infirmity will not individually of themselves constitute sufficient grounds to waive a qualification examination. Experience in fields ancillary to the securities business may constitute sufficient grounds to waive a qualification examination.

[Adopted December 10, 2009; Amended June 17, 2010 (SR-C2-2010-002)]

Rule 3.5. Permit Holders and Persons Associated with a Permit Holder Who Are or Become Subject to a Statutory Disqualification

(a) The Exchange may determine in accordance with the provisions of this Rule not to allow a Permit Holder or associated person of a Permit Holder to continue being a Permit Holder or associated with a Permit Holder, or to condition such continuance as a Permit Holder or associated person, if the Permit Holder or associated person is or becomes subject to a statutory disqualification under the Exchange Act.

(b) If a Permit Holder or associated person of a Permit Holder who is or becomes subject to a statutory disqualification under the Exchange Act wants to continue being a Permit Holder or associated with a Permit Holder, the Permit Holder or associated person must, within 10 days of becoming subject to a statutory disqualification, submit an application to the Exchange, in a form and manner prescribed by the Exchange, seeking to continue being a Permit Holder or associated with a Permit Holder notwithstanding the statutory disqualification. The application shall be accompanied by copies of all documents that are contained in the record of the underlying proceeding that triggered the statutory disqualification.

(c) Following the receipt of an application submitted pursuant to paragraph (b) of this Rule, or in the event the Exchange becomes aware that a Permit Holder or associated person of a Permit Holder is subject to a statutory disqualification and has failed to submit an application pursuant to paragraph (b) of this Rule within the required time period, the Exchange shall appoint a panel composed of three Permit Holders or persons associated with Permit Holders to conduct a hearing concerning the matter pursuant to paragraph (f) of this Rule.

(d) Any person who is the subject of a proceeding under this Rule is entitled to be accompanied, represented, and advised by counsel at all stages of the proceeding.

(e) Any person who is the subject of a proceeding under this Rule and any Permit Holder or associated person of a Permit Holder shall promptly submit any information requested by the Exchange or hearing panel in connection with the proceeding.

(f) The hearing panel shall hold a hearing to determine whether to permit the Permit Holder or associated person of a Permit Holder who is the subject of a proceeding under this Rule to continue being a Permit Holder or associated with a Permit Holder, and if so, whether to condition such continuance as a Permit Holder or associated person. The hearing shall be held 14 or more days following the receipt of an application, or the initiation of a proceeding, pursuant to paragraph (c) of this Rule. The Exchange shall notify the subject of the proceeding in writing of the date, time, and location of the hearing. Both the subject of the proceeding and Exchange staff will be afforded an opportunity to present relevant information, arguments, and witnesses during the hearing. The hearing panel shall regulate the conduct of the hearing, and formal rules of evidence

shall not apply. The subject of the proceeding shall be required to attend the hearing, and the Exchange or hearing panel may require any Permit Holder or associated person of a Permit Holder to testify at the hearing. A verbatim record of the hearing shall be kept.

(g) Following the hearing, the hearing panel shall prepare a decision. Failure to timely file an application pursuant to paragraph (b) of this Rule is a factor that may be taken into consideration in rendering the decision. The decision shall be in writing and set forth the basis for the decision. The decision shall be promptly provided to the subject of the proceeding under this Rule and to the Board. The Board or its designee may determine within 7 days after the issuance of the hearing panel's decision to order review of the decision. If the Board or its designee does not order review of the hearing panel's decision, the hearing panel's decision shall become the final decision of the Exchange.

(h) If the Board or its designee orders review of the hearing panel's decision, the review shall be conducted by the Board or its designee or a panel thereof composed of at least 3 members of the Board. Unless the Board or its designee shall decide to open the record for the introduction of additional information or argument, any determination to order review of the hearing panel's decision and any review of the decision shall be based solely on the record of the proceeding. The decision of the Board or its designee shall be in writing, shall be promptly provided to the subject of the proceeding, and shall be the final decision of the Exchange.

(i) No determination to discontinue or condition a person as a Permit Holder or associated person pursuant to this Rule shall take effect until the review procedures under paragraph (h) of this Rule have been exhausted or the time for review has expired.

. . . *Interpretations and Policies:*

.01 The Exchange may waive the provisions of this Rule when a proceeding is pending before another self-regulatory organization to determine whether to permit a Permit Holder or an associated person of a Permit Holder to continue being a Permit Holder or associated with the Permit Holder notwithstanding a statutory disqualification. In the event the Exchange determines to waive the provisions of this Rule with respect to a Permit Holder or associated person, the Exchange shall determine whether it will concur in any Exchange Act Rule 19h-1 filing made by another self-regulatory organization with respect to the Permit Holder or associated person.

.02 If a Permit Holder or an associated person of a Permit Holder is or becomes subject to a statutory disqualification under the Exchange Act, the Permit Holder shall immediately provide written notice to the Exchange of the name of the Permit Holder or associated person, the associated person's capacity with the Permit Holder, and the nature of the statutory disqualification.

.03 The Exchange may waive the hearing provisions of Rule 3.5 with respect to an associated person or Permit Holder if the Exchange intends to grant the associated person's application for continued association or the Permit Holder's application to continue holding a Trading Permit and either:

(i) Exchange Act Rule 19h-1(a)(2) or Exchange Act Rule 19h-1(a)(3) does not require the Exchange to make a notice filing with the Commission to permit the associated person to continue in association with a Permit Holder or to permit the Permit Holder to continue holding a Trading Permit; or

(ii) the Exchange determines that it is otherwise appropriate to waive the hearing provisions of Rule 3.5 under the circumstances.

[Adopted December 10, 2009; Amended September 30, 2010 (SR-C2-2010-004)]

Rule 3.6. Dissolution and Liquidation of Permit Holders

Every Permit Holder shall promptly provide written notice to the Exchange of any adoption of a plan of liquidation or dissolution of the Permit Holder and of any actual liquidation or dissolution of the Permit Holder. Upon receipt of such a notice, the Permit Holder may be suspended in accordance with Chapter 16 of the Rules.

[Adopted December 10, 2009]

Rule 3.7. Obligations of Terminating Permit Holders

Each terminating Permit Holder shall promptly (i) make any outstanding filings required under Exchange Rules, and (ii) pay any outstanding fees, assessments, charges, fines, or other amounts due to the Exchange, the Commission, or the Securities Investor Protection Corporation.

[Adopted December 10, 2009]

Rule 3.8. Responsible Person

Each organization that is the holder of a Trading Permit must designate an individual as the Responsible Person (as defined in Rule 1.1) for the Permit Holder. The Responsible Person must be affiliated with the Permit Holder.

[Adopted December 10, 2009]

Rule 3.9. Integrated Billing System

Every Permit Holder must designate a Clearing Participant for the payment of the Permit Holder's Exchange invoices and vendor invoices for Exchange-related services designated by the Exchange by means of the Exchange's integrated billing system ("IBS"). The designated Clearing Participant shall pay to the Exchange on a timely basis

any amount that is not disputed pursuant to IBS procedures by the Permit Holder who is directly involved. Such payments shall be drafted by the Exchange against the designated Clearing Participant's account at the Clearing Corporation. The Clearing Corporation shall have no liability in connection with its forwarding to the Exchange each month a check representing the total amount that the Exchange advises the Clearing Corporation is owed to the Exchange.

[Adopted December 10, 2009]

Rule 3.10. Letter Of Guarantee

Each Permit Holder shall provide a letter of guarantee for the Permit Holder's trading activities on the Exchange from a Clearing Participant in a form and manner prescribed by the Exchange.

[Adopted December 10, 2009]

Rule 3.11 C2 Pledge

In a manner and form prescribed by the Exchange, each Applicant, Permit Holder, and associated person required to be approved by the Exchange pursuant to Rule 3.3(b) shall pledge to abide by the Rules of the Exchange, as from time to time amended, and by all circulars, notices, directives, or decisions adopted pursuant to or made in accordance with the Rules.

[Adopted December 10, 2009]

Rule 3.12 Maintaining Current Address

Each Permit Holder shall maintain with the Exchange its current (i) business address and (ii) address where notices may be served.

[Adopted December 10, 2009]

Rule 3.13 Educational Classes

Trading Permit Holders and persons associated with Trading Permit Holders are required to attend such educational classes as the Exchange may require from time to time. Failure to attend Exchange mandated continuing educational classes may subject Trading Permit Holders and persons associated with Trading Permit Holders to sanctions pursuant to the Exchange's Minor Rule Violation Plan provided in Exchange Rule 17.50. Any action taken hereunder shall not preclude further disciplinary action under Chapter XVII of the Rules.

[Adopted November 3, 2010 (SR-C2-2010-008)]

Rule 3.15. Sponsored Users

(a) General. This Rule governs electronic access for the entry and execution of orders by Sponsored Users with authorized access to the System and the applicable requirements that Sponsored Users and Sponsoring Participants are required to satisfy in order to engage in a Sponsoring Participant/Sponsored User relationship. For purposes of this Rule, a "Sponsored User" is a person or entity that has entered into a sponsorship arrangement with a Sponsoring Participant for purposes of receiving access to the System.

(b) Sponsored User. A Sponsored User may obtain and maintain authorized access to the System, only if such access is authorized in advance by one or more Sponsoring Participants as follows:

(1) Sponsored Users must enter into a sponsorship arrangement with a "Sponsoring Participant," which is defined as a Permit Holder that agrees to sponsor the Sponsored User's access to the System. The sponsorship arrangement consists of three separate components:

(A) The Sponsored User must enter into and maintain a customer agreement(s) with its Sponsoring Participant(s), establishing a proper relationship(s) and account(s) through which the Sponsored User will be permitted to trade on the System.

(B) For a Sponsored User to obtain and maintain authorized access to the System, the Sponsored User and its Sponsoring Participant must enter into a written agreement that incorporates the following sponsorship provisions:

(i) The Sponsored User and its Sponsoring Participant must have entered into and maintained a Sponsored User Agreement with the Exchange.

(ii) The Sponsoring Participant acknowledges and agrees that:

(I) all orders entered by its Sponsored User, any person acting on behalf of such Sponsored User (*e.g.*, employees or agents of the Sponsored User), or any person acting in the name of such Sponsored User (*e.g.*, customers of the Sponsored User) and any executions occurring as a result of such orders are binding in all respects on the Sponsoring Participant; and

(II) the Sponsoring Participant is responsible for any and all actions taken by such Sponsored User and any person acting on behalf of or in the name of such Sponsored User.

(iii) The Sponsoring Participant agrees that it will be bound by and comply with the Exchange's Certificate of Incorporation, Bylaws, Rules and procedures, as well as any other equivalent documents pertaining to the System (collectively, the "Exchange Rules"), and the Sponsored User agrees that it will be bound by and comply with the Exchange Rules as if the Sponsored User were a Permit Holder.

(iv) The Sponsored User agrees that it will maintain, keep current and provide to the Sponsoring Participant a list of persons who have been granted access to the System on behalf of the Sponsored User ("Authorized Traders").

(v) The Sponsored User agrees that it will familiarize its Authorized Traders with all of the Sponsored User's obligations under this Rule and will assure that they receive appropriate training prior to any use of or access to the System.

(vi) The Sponsored User agrees that it will not permit anyone other than Authorized Traders to use or obtain access to the System.

(vii) The Sponsored User agrees that it will take reasonable security precautions to prevent unauthorized use of or access to the System, including unauthorized entry of information into the System, or the information and data made available therein. The Sponsored User understands and agrees that it is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of the Sponsored User and any person acting on behalf of or in the name of such Sponsored User, and for the trading and other consequences thereof.

(viii) The Sponsored User acknowledges its responsibility for establishing adequate procedures and controls that permit it to effectively monitor use of and access to the System by any person acting on behalf of or in the name of Sponsored User for compliance with the terms of these sponsorship provisions.

(ix) The Sponsored User agrees that it will pay when due all amounts, if any, payable to the Sponsoring Participant, the Exchange or any other third parties that arise from the Sponsored User's use of or access to the System. Such amounts include, but are not limited to, applicable Exchange and regulatory fees.

(C) The Sponsored User and Sponsoring Participant must provide the Exchange with a Sponsored User Agreement acknowledging and agreeing to the requirements of this Rule, including an acknowledgement by the Sponsoring Participant of its responsibility for the orders, executions and actions of its Sponsored User. To the extent the Sponsoring Participant is not a clearing firm,

the Sponsoring Participant's clearing firm, which must be a Permit Holder, must provide the Exchange with a Letter of Authorization, which specifically accepts responsibility for the clearance of the Sponsored User's transactions. Upon approval by the Clearing Corporation, if applicable, and filing with the Exchange, an existing Letter of Authorization may be amended to include the Sponsoring Participant/Sponsored User relationship. Sponsored User Agreements and Letters of Authorization filed with the Exchange will remain in effect until a written notice of revocation has been filed with the Exchange. If such a written notice of revocation has not been filed with the Exchange at least one hour prior to the opening of trading on the particular business day, such revocation shall not become effective until the close of trading on such day. A revocation shall in no way relieve the Sponsoring Participant or, if applicable, the Sponsored Participant's clearing firm of responsibility for transactions guaranteed prior to the effective date of the revocation.

(2) Each Sponsoring Participant must maintain an up-to-date list of persons who may obtain access to the System on behalf of its Sponsored Users (*i.e.*, Authorized Traders) and must provide that list to the Exchange upon request. In addition, each Sponsoring Participant must have reasonable procedures to ensure that Sponsored User and all of its Sponsored Users' Authorized Traders: (i) maintain the physical security of the Exchange and the System, which includes, but is not limited to, the equipment for accessing the facilities of the Exchange and the System, to prevent the unauthorized use or access to the Exchange or the System, including the unauthorized entry of information into the Exchange or the System, or the information and data made available therein; and (ii) otherwise comply with the Exchange Rules. If the Exchange determines that a Sponsored User or an Authorized Trader has caused a Sponsoring Participant to violate the Exchange Rules, the Exchange may direct the Sponsoring Participant to suspend or withdraw the Sponsored User's status as a Sponsored User or the person's status as an Authorized Trader and, if so directed, the Sponsoring Participant must suspend or withdraw such status.

[Adopted December 10, 2009]

CHAPTER 4
Business Conduct

The rules contained in CBOE Chapter IV, as such rules may be in effect from time to time, shall apply to C2 and are hereby incorporated into this Chapter. C2 Participants shall comply with CBOE Chapter IV as if such rules were part of the C2 Rules. Unless the context dictates otherwise, the following terms, or any variations of these terms, from CBOE Chapter IV shall have the following meanings for purposes of this Chapter: "Exchange" and "CBOE" shall mean C2; "Trading Permit Holder" (i.e., CBOE Trading Permit Holder) shall mean "Participant" or "Permit Holder"; "trading crowd" shall mean "Exchange"; and "Clearing Firms" shall mean "Clearing Participants."

Notwithstanding the above paragraph, with respect to applicability to C2 only, Interpretation and Policy .06 to CBOE Rule 4.11 is not applicable to C2.

...Supplemental Rules to C2 Chapter 4:

(a) Proxy Voting: In addition to the CBOE Chapter IV rules incorporated by reference, C2 also has the following rule pertaining to proxy voting.

(1) No Permit Holder shall give a proxy to vote stock that is registered in its name, unless: (i) such Permit Holder is the beneficial owner of such stock; (ii) pursuant to the written instructions of the beneficial owner; or (iii) pursuant to the rules of any national securities exchange or association of which it is a member provided that the records of the Permit Holder clearly indicate the procedure it is following.

(2) Notwithstanding the foregoing, a Permit Holder that is not the beneficial owner of a security registered under Section 12 of the Exchange Act is prohibited from granting a proxy to vote the security in connection with a shareholder vote on the election of a member of the board of directors of an issuer (except for a vote with respect to uncontested election of a member of the board of directors of any investment company registered under the Investment Company Act of 1940), executive compensation, or any other significant matter, as determined by the Commission, by rule, unless the beneficial owner of the security has instructed the Permit Holder to vote the proxy in accordance with the voting instructions of the beneficial owner.

[Adopted December 10, 2009; Amended June 17, 2010 (SR-C2-2010-002); Amended February 16, 2011 (SR-C2-2011-005); Amended September 4, 2012 (SR-C2-2012-031)]

CHAPTER 5
Securities Dealt In

The rules contained in CBOE Chapter V, as such rules may be in effect from time to time, shall apply to C2 and are hereby incorporated into this Chapter. C2 Participants shall comply with CBOE Chapter V as if such rules were part of the C2 Rules. Unless the context dictates otherwise, the following terms, or any variations of these terms, from CBOE Chapter V shall have the following meanings for purposes of this Chapter: "Exchange" and "CBOE" shall mean C2; and, "Trading Permit Holder" (i.e., CBOE Trading Permit Holder) shall mean "Participant" or "Permit Holder."

[Adopted December 10, 2009; Amended June 17, 2010 (SR-C2-2010-002)]

CHAPTER 6
Trading on the Exchange

Section A: General

Rule 6.1. Days and Hours of Business

The hours during which option transactions may be made on the Exchange shall be from 8:30 a.m. Chicago Time to 3:00 p.m. Chicago Time except for option contracts on Index Options, Index Portfolio Shares, Index Portfolio Receipts, and Trust Issued Receipts

which may remain open for trading beyond 3:00 p.m. but in no case later than 3:15 p.m. Chicago Time, as designated by the Exchange.

. . . Interpretations and Policies:

.01 The Board of Directors has resolved that, except under unusual conditions as may be determined by the Board or its designee, hours during which transactions in options on individual stocks may be made on the Exchange shall correspond to the normal hours for business set forth in the rules of the primary exchange listing the stocks underlying Exchange options.

.02 The Board of Directors has determined that the Exchange will not be open for business on New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day or Christmas Day. The Board has also determined that, when any holiday observed by the Exchange falls on a Saturday, the Exchange will not be open for business on the preceding Friday, and that when any holiday observed by the Exchange falls on a Sunday, the Exchange will not be open for business on the following Monday, unless unusual business conditions exist at the time.

[Adopted December 10, 2009]

Rule 6.2. Unit of Trading

The unit of trading in each series of options dealt in on the Exchange shall be the unit of trading established for that series by the Clearing Corporation pursuant to the Rules of the Clearing Corporation and the agreements of the Exchange with the Clearing Corporation.

[Adopted December 10, 2009]

Rule 6.3. Meaning of Premium Bids and Offers

(a) *General.* Except as provided in paragraph (b), bids and offers shall be expressed in terms of dollars per unit of the underlying security. (*e.g.*, a bid of "7" shall represent a bid of $700 for an option contract having a unit of trading consisting of 100 shares of an underlying security, or a bid of $770 for an option contract having a unit of trading consisting of 110 shares of an underlying security.)

(b) *Special cases.* Bids and offers for an option contract for which an adjusted unit of trading has been established in accordance with Rule 5.7 shall be expressed in terms of dollars per .01 part of the total securities and/or other property constituting such adjusted unit of trading. (*e.g.*, an offer of "6" shall represent an offer of $600 on an option contract having a unit of trading consisting of 100 shares of an underlying security plus 10 rights.)

(c) *Mini-options.* Bids and offers for an option contract overlying 10 shares shall be expressed in terms of dollars per 1/10th part of the total value of the contract. An offer of

".50" shall represent an offer of $5.00 for an option contract having a unit of trading consisting of 10 shares.

[Adopted December 10, 2009; Amended March 18, 2013 (SR-C2-2013-014)]

Rule 6.4. Minimum Increments for Bids and Offers

The Board of Directors may establish minimum quoting increments for options traded on the Exchange. When the Board of Directors determines to change the minimum increments, the Exchange will designate such change as a stated policy, practice, or interpretation with respect to the administration of this Rule within the meaning of subparagraph (3)(A) of subsection 19(b) of the Exchange Act and will file a rule change for effectiveness upon filing with the Commission. Until such time as the Board of Directors makes a change to the minimum increments, the following minimum increments shall apply to options traded on the Exchange:

(1) If the options series is quoting at less than $3.00, five (5) cents;

(2) if the options series is quoting at $3 or higher, ten (10) cents; and

(3) The decimal increments for bids and offers for all series of the option classes participating in the Penny Pilot Program are: $0.01 for all option series quoted below $3 (including LEAPS), and $0.05 for all option series $3 and above (including LEAPS). For QQQQs, IWM, and SPY, the minimum increment is $0.01 for all option series. The Exchange may replace any option class participating in the Penny Pilot Program that has been delisted with the next most actively-traded, multiply-listed option class, based on national average daily volume in the preceding six calendar months, that is not yet included in the Pilot Program. Any replacement class would be added on the second trading day following January 1, 2013. The Penny Pilot shall expire on June 30, 2013. Also, for so long as SPDR options (SPY) and options on Diamonds (DIA) participate in the Penny Pilot Program, the minimum increments for Mini-SPX Index Options (XSP) and options on the Dow Jones Industrial Average (DJX), respectively, may be $0.01 for all option series quoting less than $3 (including LEAPS), and $0.05 for all option series quoting at $3 or higher (including LEAPS).

(4) Except as provided in Rule 6.13, bids and offers on complex orders may be expressed in any increment regardless of the minimum increments otherwise appropriate to the individual legs of the order. Notwithstanding the foregoing sentence, bids and offers on complex orders in options on the S&P 500 Index (SPX) or on the S&P 100 Index (OEX and XEO), except for box/roll spreads, shall be expressed in decimal increments no smaller than $0.05 or in any increment, as determined by the Exchange on a class-by-class basis and announced via Regulatory Circular. In addition, the legs of a complex order may be executed in $0.01 increments.

[Adopted December 10, 2009; Amended December 3, 2010 (SR-C2-2010-009); Amended December 20, 2011 (SR-C2-2011-040); Amended June 28, 2012 (SR-C2-2012-020); Amended December 31, 2012 (SR-C2-2012-045)]

Section B: Trading

Rule 6.10. Order Types Defined

One or more of the following order types may be made available on a class-by-class basis. Certain order types may not be made available for all Exchange systems. The classes and/or systems for which the order types shall be available will be as provided in the Rules, as the context may indicate, or as otherwise specified via Regulatory Circular.

(a) *Market Order.* A market order is an order to buy or sell a stated number of option contracts at the best price available at the time of execution.

(b) *Limit Order.* A limit order is an order to buy or sell a stated number of option contracts at a specified price, or better.

(c) *Contingency Order.* A contingency order is a limit or market order to buy or sell that is contingent upon a condition being satisfied while the order is resident within the System.

(1) *All-or-None Order.* An all-or-none order is a market or limit order which is to be executed in its entirety or not at all.

(2) *Market-on-close order.* A market or limit order may be designated a market-on-close order to be executed as close as possible to the closing bell, or during the closing rotation, and should be near to or at the closing price for the particular series of option contracts.

(3) *Stop (stop-loss) order.* A stop order is a contingency order to buy or sell when the market for a particular option contract reaches a specified price on the Exchange. A stop order to buy becomes a market order when the option contract trades or is bid at or above the stop price on the Exchange. A stop order to sell becomes a market order when the option contract trades or is offered at or below the stop-limit price on the Exchange.

(4) *Stop-limit order.* A stop-limit order is a contingency order to buy or sell when the market for a particular option contract reaches a specified price on the Exchange. A stop order to buy becomes a limit order when the option contract trades or is bid at or above the stop-limit price on the Exchange. A stop-limit order to sell becomes a limit order when the option contract trades or is offered at or below the stop-limit price on the Exchange.

(5) *Fill-or-Kill Order.* A fill-or-kill order is an order which is to be executed in its entirety as soon as it is received, and such order, if not so executed, is to be treated as cancelled.

(6) *Immediate-or-Cancel Order.* An immediate-or-cancel order is a market or limit order which is to be executed in whole or in part as soon as such order is received. Any portion not so executed is to be treated as cancelled.

(7) *Opening Rotation Order.* An opening rotation order is a market order which is to be executed in whole or in part during the opening rotation of an option series or not at all. Any portion not so executed is to be treated as cancelled.

(8) *Reserve Order.* A reserve order is a limit order that has both a displayed size as well as an additional non-displayed amount. Both the displayed and non-displayed portions of the reserve order are available for potential execution against incoming orders. If the displayed portion of a reserve order is fully executed, the System will replenish the display portion from reserve up to the size of the original display amount. A new timestamp is created for the replenished portion of the order each time it is replenished from reserve, while the reserve portion retains the time-stamp of its original entry.

(d) *Complex Order.* A complex order is an order of more than one option series components.

(1) *Spread Order.* A spread order is an order to buy a stated number of option contracts and to sell the same number of option contracts, or contracts representing the same number of shares at option, of the same class of options.

(2) *Combination Order.* A combination order is an order involving a number of call option contracts and the same number of put option contracts in the same underlying security. In the case of adjusted option contracts, a combination order need not consist of the same number of put and call contracts if such contracts both represent the same number of shares at option.

(3) *Straddle Order.* A straddle order is an order to buy a number of call option contracts and the same number of put option contracts on the same underlying security which contracts have the same exercise price and expiration date; or an order to sell a number of call option contracts and the same number of put option contracts on the same underlying security which contracts have the same exercise price and expiration date. (e.g., an order to buy two XYZ July 50 calls and to buy two July 50 XYZ puts is a straddle order.) In the case of adjusted option contracts, a straddle order need not consist of the same number of put and call contracts if such contracts both represent the same number of shares at option.

(4) *Strangle Order.* A strangle order is an order to buy (sell) a number of call option contracts and the same number of put option contracts in the same underlying

security, which contracts have the same expiration date (*e.g.*, an order to buy two XYZ June 35 calls and to buy two XYZ June 40 puts).

(5) *Ratio Order*. A spread, straddle or combination order may consist of legs that have a different number of contracts, so long as the number of contracts differs by a permissible ratio. For purposes of this section, a permissible ratio is any ratio that is equal to or greater than one-to-three (.333) and less than or equal to three-to-one (3.00).

(6) *Butterfly Spread Order*. A butterfly spread order is an order involving three series of either put or call options all having the same underlying security and time of expiration and, based on the same current underlying value, where the interval between the exercise price of each series is equal, which orders are structured as either (A) a "long butterfly spread" in which two short options in the same series offset by one long option with a higher exercise price and one long option with a lower exercise price or (B) a "short butterfly spread" in which two long options in the same series are offset by one short option with a higher exercise price and one short option with a lower exercise price.

(7) *Box/Roll Spread Order*. Box spread means an aggregation of positions in a long call option and short put option with the same exercise price ("buy side") coupled with a long put option and short call option with the same exercise price ("sell side") all of which have the same aggregate current underlying value, and are structured as either: (A) a "long box spread" in which the sell side exercise price exceeds the buy side exercise price or (B) a "short box spread" in which the buy side exercise price exceeds the sell side exercise price.

(8) *Collar Orders and Risk Reversals*. A collar order (risk reversal) is an order involving the sale (purchase) of a call (put) option coupled with the purchase (sale) of a put (call) option in equivalent units of the same underlying security having a lower (higher) exercise price than, and same expiration date as, the sold (purchased) call (put) option.

(e) Time in Force.

(1) *Day*. A day order shall mean for orders so designated, that if after entry into the System, the order is not fully executed, the order (or unexecuted portion thereof) shall remain available for potential display and/or execution until market close, unless canceled by the entering party, after which it shall be returned to the entering party.

(2) *Good Til Cancelled*. A Good Til Cancelled or GTC shall mean for orders so designated, that if after entry into System, the order is not fully executed, the order (or unexecuted portion thereof) shall remain available for potential display and/or execution unless cancelled by the entering party, or until the option expires, whichever comes first.

(f) *Attributable Order.* An attributable order is a market or limit order which displays the user firm ID for purposes of electronic trading on the Exchange. Use of attributable orders is voluntary. Attributable orders may not be available for all Exchange systems. The Exchange will issue a Regulatory Circular specifying the systems (e.g. Complex Order Auction) for which the attributable order-type shall be available.

(g) *Intermarket Sweep Order.* An intermarket sweep order (ISO) shall have the meaning set forth in Section E of this Chapter 6. ISOs that are not designated as immediate or cancel shall book if not executed upon receipt.

(h) *AIM Sweep Order.* An AIM sweep order (AIM ISO) is the transmission of two orders for crossing pursuant to Rule 6.51 without regard for better priced Protected Bids/Offers (as defined in Section E of this Chapter 6) because the Trading Permit Holder transmitting the AIM ISO to the Exchange has, simultaneously with the routing of the AIM ISO, routed one or more ISOs, as necessary, to execute against the full displayed size of any Protected Bid/Offer that is superior to the starting AIM auction price and has swept all interest in the Exchange's book priced better than the proposed auction starting price. Any execution(s) resulting from such sweeps shall accrue to the AIM Agency Order.

(i) *Sweep and AIM Order.* A sweep and AIM order is the transmission of two orders for crossing pursuant to Rule 6.51 with an auction starting price that does not need to be within the Exchange's best bid and offer and where the Exchange will "sweep" all Protected Bids/Offers (as defined in Section E of this Chapter 6) by routing one or more ISOs, as necessary, to execute against the full displayed size of any Protected Bid/Offer that is superior to the starting AIM auction price, as well as sweep all interest in the Exchange's book priced better than the proposed auction starting price concurrent with the commencement of the AIM auction with any execution(s) resulting from such sweeps accruing to the AIM Agency Order.

(j) *C2-Only Order.* A C2-only order is an order to buy or sell that is to be executed in whole or in part on the Exchange without routing the order to another market center and that is to be cancelled if routing would be required under the Exchange's Rules.

(k) *Market-Maker Trade Prevention Order.* A Market-Maker Trade Prevention Order is an immediate-or-cancel order that is marked with the Market-Maker Trade Prevention designation. A Market-Maker Trade Prevention Order that would trade against a resting quote or order for the same Market-Maker will be cancelled, as will the resting quote or order (unless the Market-Maker Trade Prevention Order is received while an order for the same Market-Maker is subject to an auction under Rule 6.14, 6.51 or 6.52, in which case only the Market-Maker Trade Prevention Order will be cancelled).

. . . *Interpretations and Policies:*

.01 Certain order types may be handled in a different manner when the underlying security is in a limit up-limit down state, as defined in Rule 6.39.

A. *Market Order.* A market order shall be returned by the System if the underlying security is in a limit up-limit down state. As an exception, market orders submitted to initiate an Automated Improvement Mechanism Auction will be accepted.

B. *Market-on-close order.* A market-on-close order shall not be elected if the underlying security is in a limit up-limit down state, as defined in Rule 6.39. If, near the conclusion of trading, the underlying security exits the limit up-limit down state, the system will attempt to re-evaluate, elect, and execute the order.

C. *Stop (stop-loss) order.* A stop order will not be triggered if the underlying security is in a limit up-limit down state. Such order will be held until the end of the limit up-limit down state, at which point the order will become eligible to be triggered if the market for the particular option contract reaches the specified contract price.

[Adopted December 10, 2009; Amended September 30, 2010 (SR-C2-2010-004); Amended February 4, 2011 (SR-C2-2011-006); Amended September 22, 2011 (SR-C2-2011-017); Amended April 8, 2013 (SR-C2-2013-013)]

Rule 6.11. Openings (and sometimes Closings)

(a) *Pre-Opening Period:* For a period of time before the opening of trading in the underlying security or, in the case of index options, prior to 8:30 a.m. (all times are CT) (as determined by the Exchange on a class-by-class basis), the System will accept orders and quotes.

(1) The Exchange shall designate the eligible order size, eligible order type and eligible order origin code (*i.e.* public customer orders, non-Market Maker broker-dealer orders, and Market Maker broker-dealer orders) that the System will accept on a class-by-class basis.

(2)At specified intervals of time that will be determined by the Exchange, the System will disseminate information about resting orders in the book that remain from the prior business day and any orders and quotes submitted before the opening, including the expected opening price ("EOP") and expected opening size ("EOS") given the current resting orders and quotes to all users that have elected to receive such information. The EOP is the price at which the greatest number of orders and quotes in the Book are expected to trade. An EOP may only be calculated if: (i) there are market orders in the Book, or the Book is crossed (highest bid is higher than the lowest offer) or locked (highest bid equals the lowest offer), and (ii) at least one quote is present.

(b) *Opening Rotation Notice:* Unless unusual circumstances exist, at a randomly selected time within a number of seconds after the opening trade and/or the opening quote is disseminated in the market for the underlying security (or after 8:30 a.m. for index options), the System initiates the opening rotation procedure and sends a notice ("Rotation Notice") to Participants. For purposes of this paragraph, the "market for the underlying security" shall be either the primary listing market, the primary volume market (defined as the market with the most liquidity in that underlying security for the previous two calendar months), or the first market to open the underlying security, as determined by the Exchange on a class-by-class basis.

(1) The Rotation Notice will be sent following the opening trade and/or opening quote or whichever occurs first (as determined by the Exchange on a class-by-class basis).

(2) In the event an underlying security has not opened within a reasonable time after 8:30 a.m., then the opening rotation for option contracts in such security shall be delayed until the underlying security has opened unless the Help Desk determines that the interest of a fair and orderly market are best served by opening trading in the option contracts. However, in the particular event where the underlying security has not opened within a reasonable time after 8:30 a.m. and the Help Desk believes the delay is because the market for the underlying security has not reported an opening trade in the underlying security but has disseminated opening quotations and not given an indication of a delayed opening, the senior official in the Help Desk may authorize the initiation of the opening rotation process in the affected option class where necessary to ensure a fair and orderly market.

(c) *Opening Rotation Period:* After the Rotation Notice is sent, the System will enter into a Rotation Period, during which the opening price will be established for each series.

(1) During the Rotation Period, the System will continue to calculate and provide the EOP and EOS given the current resting orders and quotes.

(2) The System will process the series of a class in a random order and the series will begin opening after a period following the Rotation Notice. (This period, which shall not exceed sixty seconds, will be established on a class-by-class basis by the Exchange)

(d) *Opening Quote and Trade Price:* As the opening price is determined by series, the System will disseminate through OPRA the opening quote and the opening trade price, if any.

(e) *Opening Conditions:* Subject to subparagraph (f) below, the System will not open a series if one of the following conditions is met:

(1) There is no quote present in the series;

(2) The opening price is not within an acceptable range (as determined by the Exchange) compared to the lowest quote offer and the highest quote bid;

(3) The opening trade would be at a price that is not the NBBO; or

(4) The opening trade would leave a market order imbalance (i.e., there are more market orders to buy or to sell for the particular series than can be satisfied by the limit orders, quotes and market orders on the opposite side); however, in series that will open at a minimum price increment (e.g., at a price of $0.05 or, in penny series, at a price of $0.01), the System will open even if a sell market order imbalance exists.

(f) *Presence of Opening Conditions:*

(1) If the condition in paragraph (e)(1) is present, the System will check to see if there is an NBBO quote on another market that falls within the acceptable opening range. If such an NBBO quote is present, the series will open and expose the marketable order(s) at the NBBO price. If such an NBBO quote is not present, the System will not open the series and will send a notification to Participants indicating the reason.

(2) If the condition in paragraph (e)(2) is present, the System will match orders and quotes to the extent possible at a single clearing price within the acceptable range and then expose the remaining marketable order(s) at the widest price point within the acceptable opening range or the NBBO price, whichever is better.

(3) If the condition in paragraph (e)(3) is present, the System will match orders and quotes to the extent possible at a single clearing price within the acceptable opening range or the NBBO price, whichever is better, and then expose the remaining marketable order(s) at the NBBO price.

(4) If the condition in paragraph (e)(4) is present, the System will match orders and quotes to the extent possible at a single clearing price and then expose the remaining marketable order(s) at the widest price point within the acceptable opening range or the NBBO price, whichever is better.

(g) *Matching Orders.*

(1) *At Clearing Price.* In determining the priority of orders and quotes to be traded at a single clearing price, the System gives priority to market orders first, then to limit orders and quotes whose price is better than the opening price, and then to limit orders and quotes at the opening price.

(2) *Exposed Orders.* All orders exposed pursuant to this Rule shall be exposed for a period of time designated by the Exchange which shall not exceed 1.5 seconds. Once an exposed order has received a response, a matching period begins which shall last for a period of time designated by the Exchange that shall not exceed 1 second. The size of a response may not exceed the size of the exposed order(s). In addition, any remaining balance of orders not executed after an exposure on the opening that are priced or would be executed at a price that is not within an acceptable tick distance from the initial exposure price will be cancelled. An "acceptable tick distance" shall be determined by the Exchange on a series-by-series and premium basis and shall be the same as the acceptable tick distance established under Rule 6.17.

(h) *Help Desk:* The Help Desk may deviate from the standard manner of the opening procedure, including delaying the opening in any option class, when necessary in the interests of maintaining a fair and orderly market.

(i) *Trading Halts:* The procedure described in this Rule may be used to reopen a class after a trading halt.

(j) *Closing Rotation Procedure.* The procedure described in this Rule may be employed after the end of the normal close of any trading session whenever the Help Desk concludes that such action is appropriate in the interests of a fair and orderly market. The factors that may be considered in holding a closing rotation procedure include, but are not limited to, whether there has been a recent opening or reopening of trading in the underlying security, or a need for a closing procedure in connection with expiring individual security options, an end of the year procedure, or the restart of a procedure which is already in progress. The decision to employ a closing rotation procedure shall be disseminated prior to the commencement of such procedure.

. . . Interpretations and Policies:

.01 *Allocation Algorithm:* The Exchange may determine on a class-by-class basis which electronic allocation algorithm shall apply to rotations. The Exchange may determine to apply a separate electronic allocation algorithm for series that open at a minimum price increment due to a sell market order imbalance.

.02 *Exchange Determinations:* All pronouncements regarding determinations by the Exchange pursuant to this Rule 6.11 and the Interpretations and Policies thereunder will be announced to Participants via Regulatory Circular.

.03 *Limit Up Limit Down States:* If the underlying security for an option class is in a limit up- limit down state as defined in Rule 6.3A when the class moves to a Rotation Period, then all market orders in the system will be cancelled.

[Adopted December 10, 2009; Amended February 4, 2011 (SR-C2-2011-006); Amended September 9, 2011 (SR-C2-2011-018); Amended February 18, 2013 (SR-C2-2013-002); Amended April 8, 2013 (SR-C2-2013-013)]

Rule 6.12. Order Execution and Priority
System orders shall be executed consistent with the following provisions:

(a) Base Execution Algorithm. The Exchange will determine to apply, for each option class traded on the System, one of the following rules of trading priority.

(1) Price-Time Priority. Under this method, resting orders in the System are prioritized according to price and time. If there are two or more orders at the best price then priority is afforded among these orders in the order in which they were received by the System.

(2) Pro Rata Priority. Under this method, resting orders in the System are prioritized according to price. If there are two or more orders at the best price then trades are allocated proportionally according to size (in a pro rata fashion). The executable quantity is allocated to the nearest whole number, with fractions ½ or greater rounded up and fractions less than ½ rounded down. If there are two market participants that both are entitled to an additional ½ contract and there is only one contract remaining to be distributed, the additional contract will be distributed to the participant whose quote or order has time priority.

(3) Price-Time with Primary Public Customer Priority and Secondary Trade Participation Right Priority. Under this method, first priority is provided to Public Customers as described in subparagraph (a)(3)(A) below; second priority is afforded to Trade Participation Right recipients as described in subparagraph (a)(3)(B) below; and remaining priority is handled in accordance with Price-Time Priority as set forth in subparagraph (a)(1) above.

(A) Public Customer. A Public Customer order is an order for an account in which no Participant, non-Participant in a joint-venture with a Participant, or non-Participant broker-dealer (including a foreign broker-dealer) has an interest (a "public customer" order). Public customer orders shall have priority over non-public customer interest. If there are two or more public customer orders at the same price, priority shall be afforded to such public customer orders in the sequence in which they are received by the System. Nondisplayed public customer orders shall not have priority over displayed orders.

(B) Trade Participation Right. Preferred Market-Makers and DPMs may be granted trade participation rights pursuant to the provisions of Chapter 8 up to the applicable

participation right percentage designated pursuant to the provisions of Rule 8.13 and Rule 8.19, respectively. More than one such trade participation right may be activated for an option class (including at different priority sequences), however in no case may more than one trade participation right be applied on the same trade. For example, the Preferred Market-Maker trade participation right of Rule 8.13 and the DPM trade participation right of Rule 8.19 may be in effect, along with other priorities that are allowed under this Rule, for an option class at different priority levels (*e.g.* Public Customer has first priority, Market Turner participation right has second priority, Preferred Market-Maker has third priority, and DPM participation right – if the Preferred Market-Maker participation right was not applied on the trade – has fourth priority). In allocating the participation right, all of the following shall apply:

(i) To be entitled to their participation right, a Preferred Market-Maker's or DPM's order and/or quote must be at the best price on the Exchange.

(ii) A Preferred Market-Maker or DPM may not be allocated a total quantity greater than the quantity that it is quoting (including orders not part of quotes) at that price.

(iii) In establishing the counterparties to a particular trade, the Preferred Market-Maker's or DPM's participation right must first be counted against the Preferred Market-Maker's or DPM's, as applicable, highest priority bids or offers.

(iv) The participation right shall only apply to any remaining balance of an order once all higher priorities are satisfied.

Under any of the algorithms above, all displayed orders at a given price shall have priority over the non-displayed portion of a Reserve Order at the same price.

(b) Additional Priority Overlays. In addition to the base allocation methodologies set forth above, the Exchange may determine to apply, on a series-by-series basis, any or all of the following designated market participant overlay priorities in a sequence determined by the Exchange. The Exchange will issue a Regulatory Circular periodically which will specify which series or classes are subject to these additional priorities as well as any time the Exchange changes these priorities.

(1) Market Turner. "Market Turner" means a party that was the first to enter an order or quote at a better price than the previous best disseminated Exchange price and the order (quote) is continuously in the market until it trades. There may be a Market Turner for each price at which a particular order trades. The Market Turner priority at a given price remains with the order once it is earned. For example, if the market moves in the same direction as the direction in which the order from the Marker Turner moved the market, and then the market moves back to the Market Turner's original price, then the Market Turner retains priority at the original price. Market Turner priority cannot be established until after the opening print and/or the conclusion of the opening rotation and, once established, shall remain in effect until the conclusion of the trading session. The Exchange may determine, on a series-by-series basis, to reduce the Market Turner priority to a percentage of each inbound

order that is executable against the Market Turner. In such cases, the Market Turner may participate in the balance of an order, pursuant to the allocation procedure in effect, after the Market Turner priority has been applied. To the extent the Market Turner order (quote) is not fully exhausted, it shall retain Market Turner priority for subsequent inbound orders until the conclusion of the trading session.

(2) Small Order Preference.

(A) Orders for five (5) contracts or fewer will be executed first by the DPM; provided, however, that, on a quarterly basis, the Exchange will evaluate what percentage of the volume executed on the Exchange (excluding volume resulting from the execution of orders in AIM (see Rule 6.51)) is comprised of orders for five (5) contracts or fewer executed by DPMs, and will reduce the size of the orders included in this provision if such percentage is over forty percent (40%).

(B) This procedure only applies to the allocation of executions among non-customer orders and Market-Maker quotes existing in the Book at the time the order is received by the Exchange. No market participant is allocated any portion of an execution unless it has an existing interest at the execution price. Moreover, no market participant can execute a greater number of contracts than is associated with the price of its existing interest. Accordingly, the small order preference contained in this allocation procedure is not a guarantee; the DPM (1) must be quoting at the execution price to receive an allocation of any size, and (2) cannot execute a greater number of contracts than the size that is associated with its quote.

(C) If a Preferred Market-Maker is not quoting at a price equal to the NBBO at the time a preferred order is received, the allocation procedure contained in subparagraphs (b)(2)(A) and (B) shall be applied to the execution of the preferred order. If a Preferred Market Maker is quoting at the NBBO at the time the preferred order is received, the allocation procedure contained in subparagraph (a) shall be applied to the execution of the preferred order. Any Market Turner status shall not apply.

(D) The small order preference contained in this allocation procedure is only applicable to automatic executions and is not applicable to auctions.

(c) *Contingency Orders*. Regardless of the allocation method in place, contingency orders (except elected Stop-limit Orders and the displayed portion of a Reserve Order) are placed last in priority order, regardless of when they were entered into the System. A contingency order that was entered before a limit order for the same security at the same price will be treated as if it were entered after the limit order. If public customer priority is afforded to a particular security, public customer contingency orders will have priority over non-public customer contingency orders but behind all other orders.

(d) *Decrementation*. Upon execution, an order/quote shall be decremented by an amount equal to the size of that execution.

(e) *Cancel/Replace*. Depending on how a quote or order is modified, the quote or order may change priority position as follows:

(1) If the price is changed, the changed side loses position and is placed in a priority position as if the order/quote was just received.

(2) If the quantity of one side of a quote is changed, the unchanged side retains its priority position.
(3) If the quantity of a quote or order is decreased, it retains its priority position.
(4) If the quantity of a quote or order is increased, it loses its priority position and is placed in a priority position as if the order/quote was just received.

(f) *Price Improvement.* Unless expressly stated otherwise, any potential price improvement resulting from an execution in the System shall accrue to the party that is removing liquidity previously posted in the System.

(g) *Complex Order Priority Exception.* A complex order as defined in Rule 6.10 may be executed at a net debit or credit price without giving priority to equivalent bids (offers) in the individual series legs that are represented in the System provided at least one leg of the order betters the best corresponding public customer bid (offer) in the System by at least one minimum trading increment as defined in Rule 6.4 (*i.e.*, $0.10 or $0.05 or $0.01, as applicable) or if COB and COA are activated for all market participants in the subject option class, a $0.01 increment, which increment shall be determined by the Exchange on a class-by-class basis.

(h) *No-Bid Series.* Notwithstanding Rule 6.17, if the System receives during the trading day or has resting in the Book after the opening of trading a market order to sell in an option series when the national best bid in such series is zero:

(1) if the Exchange best offer in such series is less than or equal to $0.30, then the System will consider, for the remainder of the trading day, the market order as a limit order to sell with a limit price equal to the minimum trading increment applicable to such series and enter the order into the Book behind limit orders to sell at the minimum increment that are already resting in the Book; or

(2) if the Exchange best offer in such series is greater than $0.30, then the market order will be cancelled.

[Adopted December 10, 2009; Amended April 27, 2010 (SR-C2-2010-001); Amended October 22, 2010 (SR-C2-2010-005); August 2, 2012 (SR-C2-2012-026); Amended October 18, 2012 (SR-C2-2012-024)]

Rule 6.13. Complex Order Execution

(a) Definitions. For purposes of this Rule, a complex order is any order for the same account as defined below:

(1) A "complex order" is any order involving the execution of two or more different options series in the same underlying security occurring at or near the same time in a ratio that is equal to or greater than one-to-three (.333) and less than or equal to three-to-one (3.00) (or such lower ratio as may be determined by the Exchange on a class-by-class basis) and for the purpose of executing a particular investment strategy.

Only those complex orders with no more than the applicable number of legs, as determined by the Exchange on a class-by-class basis, are eligible for processing.

(2) A "stock-option order" is an order to buy or sell a stated number of units of an underlying stock or a security convertible into the underlying stock ("convertible security") coupled with the purchase or sale of options contract(s) on the opposite side of the market representing either (i) the same number of units of the underlying stock or convertible security, or (ii) the number of units of the underlying stock necessary to create a delta neutral position, but in no case in a ratio greater than eight (8) options contracts per unit of trading of the underlying stock or convertible security established for that series by the Clearing Corporation (or such lower ratio as may be determined by the Exchange on a class-by-class basis). Only those stock-option orders with no more than the applicable number of legs, as determined by the Exchange on a class-by-class basis, are eligible for processing.

(b) *Complex Order Book (COB).*

(1) Execution of Complex Orders in the COB: The Exchange will determine on a class-by-class basis whether complex orders that are submitted to the COB may be expressed on a net price basis in a multiple of the minimum increment (*i.e.*, $0.10 or $0.05 or $0.01, as applicable) or in a smaller increment that may not be less than $0.01. Complex orders that are submitted to the COB may be executed without consideration to prices of the same complex orders that might be available on other exchanges, and the legs of a complex order may be executed in $0.01 increments, regardless of the minimum quoting increments otherwise appropriate to the individual legs of the order. Complex orders that are submitted to the COB may trade in the following way:

(A) Orders and Quotes in the Book: A complex order in the COB will automatically execute against individual orders or quotes residing in the Book provided the complex order can be executed in full (or in a permissible ratio) by the orders and quotes in Book.

(B) Orders in COB: Complex orders in the COB that are marketable against each other will automatically execute. The allocation of a complex order within the COB shall be pursuant to the rules of trading priority otherwise applicable to incoming orders in the individual component legs.

(2) Complex orders may be entered into the COB as immediate-or-cancel orders, day orders or good-til-cancelled orders.

(c) Process for Complex Order RFR Auction: Prior to routing to the COB, eligible complex orders may be subject to an automated request for responses ("RFR") auction process.

(1) For purposes of paragraph (c):

(A) "COA" is the automated complex order RFR auction process.

(B) A "COA-eligible order" means a complex order that, as determined by the Exchange on a class-by-class basis, is eligible for a COA considering the order's marketability (defined as a number of ticks away from the current market), size, complex order type and complex order origin types (i.e. non-broker-dealer public customer, broker-dealers that are not Market-Makers or specialists on an options exchange, and/or Market-makers or specialists on an options exchange). Complex orders processed through a COA may be executed without consideration to prices of the same complex orders that might be available on other exchanges.

(2) Initiation of a COA: On receipt of a COA-eligible order and request from the Participant representing the order that it be processed through COA, the Exchange will send an RFR message to all Participants who have elected to receive RFR messages. The RFR message will identify the component series, the size and side of the market of the COA-eligible order and any contingencies, if applicable.

(3) Bidding and Offering in Response to RFRs: The Exchange shall determine, on a class-by-class basis, which of the following two groups of Participants may submit responses to the RFR message ("RFR Responses") during the Response Time Interval: (a) each Market-Maker registered in the relevant option class, and each Participant acting as agent for orders resting at the top of the COB in the relevant options series; or (b) all Participants.

(A) RFR Responses must be on the opposite side of the market of the COA-eligible order. RFR Response sizes will be limited to the size of the COA-eligible order for allocation purposes and may be expressed on a net price basis in a multiple of the minimum increment (*i.e.*, $0.10, $0.05 or $0.01, as applicable) or in a smaller increment that may not be less than $0.01, as determined by the Exchange on a class-by-class basis. RFR Responses will not be visible (other than by the COA system).

(B) The "Response Time Interval" means the period of time during which responses to the RFR may be entered. The Exchange will determine the length of the Response Time Interval on a class-by-class basis; provided, however, that the duration shall not exceed three (3) seconds.

(4) Processing of COA-Eligible Orders: At the expiration of the Response Time Interval, COA-eligible orders will be allocated in accordance with subparagraph (5) below or routed in accordance with subparagraph (6) below.

(5) Execution of COA-Eligible Orders: COA-eligible orders may be executed without consideration to prices of the same complex orders that might be available on other exchanges, and the legs of a COA-eligible order may be executed in one cent increments, regardless of the minimum quoting increments otherwise appropriate to

the individual legs of the order. COA-eligible orders will trade first based on the best net price(s) and, at the same net price, will be allocated in the following way:

(A) The individual orders and quotes residing in the Book shall have first priority to trade against a COA-eligible order provided the COA-eligible order can be executed in full (or in a permissible ratio) by the orders and quotes in the Book. The allocation of a COA-eligible order against the Book shall be pursuant to the rules of trading priority otherwise applicable to incoming orders in the individual component legs.

(B) Public customer complex orders resting in the COB before, or that are received during, the Response Time Interval and public customer RFR Responses shall, collectively have second priority to trade against a COA-eligible order. The allocation of a COA-eligible order against the public customer complex orders resting in the COB shall be according to time priority.

(C) Non-public customer orders resting in the COB before the Response Time Interval shall have third priority to trade against a COA-eligible order. The allocation of a COA-eligible order against non-public customer orders resting in the COB shall be pursuant to the rules of trading priority otherwise applicable to incoming orders in the individual component legs.

(D) Non-public customer orders resting in the COB that are received during the Response Time Interval and non-public customer RFR responses shall, collectively, have fourth priority. The allocation of a COA-eligible order against these opposing orders shall be pursuant to the rules of trading priority otherwise applicable to incoming orders in the individual component legs.

(6) Routing of COA-Eligible Orders: If a COA-eligible order cannot be filled in whole or in a permissible ratio, the order (or any remaining balance) will route to the COB.

(7) Firm Quote Requirement for COA-Eligible Orders: RFR Responses represent non-firm interest that can be modified or withdrawn at any time prior to the end of the Response Time Interval. At the end of the Response Time Interval, RFR Responses shall be firm only with respect to the COA-eligible order for which it is submitted, provided that RFR Responses that exceed the size of a COA-eligible order are also eligible to trade with other incoming COA-eligible orders that are received during the Response Time Interval. Any RFR Responses not accepted in whole or in a permissible ratio will expire at the end of the Response Time Interval.

(8) Handling of Unrelated Complex Orders: Incoming complex orders that are received prior to the expiration of the Response Time Interval for a COA-eligible order (the "original COA") will impact the original COA as follows:

(A) Incoming complex orders that are received prior to the expiration of the Response Time Interval for the original COA that are on the opposite side of the market and are marketable against the starting price of the original COA-eligible order will cause the original COA to end. The processing of the original COA pursuant to subparagraphs (c)(4) through (c)(6) remains the same. For purposes of this Rule, the "starting price", shall mean the better of the original COA-eligible order's limit price or the best price, on a net debit or credit basis, that existed in the Book or COB at the beginning of the Response Time Interval.

(B) Incoming COA-eligible orders that are received prior to the expiration of the Response Time Interval for the original COA that are on the same side of the market, at the same price or worse than the original COA-eligible order and better than or equal to the starting price will join the original COA. The processing of the original COA pursuant to subparagraphs (c)(4) through (c)(6) remains the same with the addition that the priority of the original COA-eligible order and incoming COA-eligible order(s) shall be according to time priority.

(C) Incoming COA-eligible orders that are received prior to the expiration of the Response Time Interval for the original COA that are on the same side of the market and at a better price than the original COA-eligible order will join the original COA, cause the original COA to end, and a new COA to begin for any remaining balance on the incoming COA-eligible order. The processing of the original COA pursuant to subparagraphs (c)(4) through (c)(6) remains the same with the addition that the priority of the original COA-eligible order and incoming COA-eligible order shall be a according to time priority.

(9) Limit Up-Limit Down States. If during a COA of a market order, the underlying security of an option in a complex order of a COA-eligible order enters a limit up-limit down state, as defined in Rule 6.39, the COA will end upon the entering of the limit up-limit down state and the remaining portion of the order will be cancelled.

. . . Interpretations and Policies:

.01 All pronouncements regarding determinations by the Exchange pursuant to this Rule will be announced via Regulatory Circular.

.02 (a) With respect to the initiation of a COA, Participants routing complex orders directly to the COB may request that the complex orders be processed by COA on a class-by-class basis.

(b) For each class where COA is activated, the Exchange may also determine to activate COA for complex orders resting in COB. For such classes, any non-marketable order resting at the top of COB may be automatically subject to COA if the order is within a number of ticks away from the current derived net market. The "derived net market" will be calculated based on the derived net price of the individual series legs. For stock-option orders, the derived net market for a strategy will be calculated using the

Exchange's best bid or offer in the individual option series leg(s) and the NBBO in the stock leg. The Exchange may also determine on a class-by-class and strategy basis to limit the frequency of COAs initiated for complex orders resting in COB.

.03 A pattern or practice of submitting orders that cause a COA to conclude early will be deemed conduct inconsistent with just and equitable principles of trade and a violation of Rule 4.1.

.04 Price Check Parameters: On a class-by-class basis, the Exchange may determine (and announce via Regulatory Circular) that COB will not automatically execute an eligible complex order that is:

(a) Market Width Parameters: An order that is marketable if (i) the width between the Exchange's best bid and best offer in any individual series leg is not within an acceptable price range or (ii) the width between the Exchange's best net priced bid and best net priced offer in the individual series legs comprising the complex order is not within an acceptable price range. For purpose of this paragraph (a):

(1) An "acceptable price range" shall be determined by the Exchange (and announced to via Regulatory Circular) on a series-by-series basis for market orders and/or marketable limit orders for each series comprising the complex order (or, in the case of subparagraph (a)(ii), based on the sum of each individual series leg of a complex order) and be no less than 0.375 for each option contract for which the bid is less than $2, $0.60 for each option contract for which the bid is at least $2 but does not exceed $5, $0.75 for each option contract for which the bid is at least $5 but does not exceed $10, $1.20 for each option contract for which the bid is at least $10 but does not exceed $20, and $1.50 for each option contract for which the bid is more than $20; and

(2) The Help Desk may grant intra-day relief by widening the acceptable price range.

(3) A market order under this paragraph (a) will be cancelled. A marketable limit order under this paragraph (a) will be held in the system, displayed in the COB if applicable, and not be eligible for automatic execution until the market width condition is resolved.

(4) Notwithstanding paragraph (a) above, if part of a marketable order may be executed within an acceptable price range, that part of the order will be executed automatically and the part of the order that would execute at a price outside the acceptable price range will be cancelled.

(5) The Exchange may also determine on a class-by-class basis to make the price check parameter in paragraph (a)(i) above available for stock-option orders. Such a stock-option order will be subject to the processing described in this paragraph (a).

(b) Credit-to-Debit Parameters: Market orders that would be executed at a net debit price after receiving a partial execution at a net credit price will be cancelled.

(c) Same Expiration Strategy Parameters:

(1) A limit order priced at a net credit price that consists of at least two series and would result in an execution to:

(i) buy a number of call option contracts and sell the same number of call option contracts in a series with the same underlying security and expiration date but a higher exercise price; or

(ii) buy a number of put option contracts and sell the same number of put option contracts in a series with the same underlying security and expiration date but a lower exercise price; or

(2) A market order that would be executed at a net debit price, or a limit order priced at a net debit price, that consists of at least two series and would result in an execution to:

(i) sell a number of call option contracts and buy the same number of call option contracts in a series with the same underlying security and expiration date but a higher exercise price; or

(ii) sell a number of put option contracts and buy the same number of put option contracts in a series with the same underlying security and expiration date but a lower exercise price.

(3) Such an incoming limit order under this paragraph (c) will not be accepted if these conditions exist when the order is routed to COB. To the extent the parameters under this paragraph (c) are triggered when an incoming market order is routed to COB or after an incoming market order is subject to COA, any part of the market order that may be executed within an acceptable price range will be executed automatically and the part of the order that would execute at a net debit price will be cancelled.

(d) Buy-Buy (Sell-Sell) Strategy Parameters: A limit order where (1) all the components of the strategy are to buy and the order is priced at zero, any net credit price, or a net debit price that is less than the number of individual option series legs in the strategy (or applicable ratio) multiplied by the applicable minimum net price increment for the complex order; or (2) all the components of the strategy are to sell and the order is priced at zero, any net debit price, or a net credit price that is less than the number of individual option series legs in the strategy (or applicable ratio) multiplied by the applicable minimum net price increment for the complex order. Such complex orders under this paragraph (d) will not be accepted. In classes where this price check parameter is available, it will also be available for stock-option orders (and the minimum net price increment calculation above will only apply to the individual option series legs). In addition, in classes where this price check parameter is available, it will also be available for COA responses under Rule 6.13(c), COA and Solicitation Auction Mechanism complex orders and responses under Rule 6.51 or 6.52, and customer-to-customer immediate cross complex orders under Rule 6.51.08. Such paired complex orders and responses under these provisions will not be accepted except that, to the extent that only a paired contra-side order subject to an auction under Rule 6.51 or 6.52 exceeds this price check parameter, the contra-side order will not be accepted and the paired original Agency Order will not be accepted or, at the order entry firm's discretion, continue processing as an unpaired complex order.

(e) Percentage Distance Parameter: An order that is marketable if, following COA, the execution would be at a price that is not within an acceptable percentage distance from the derived net price of the individual series legs at the start of COA. The "acceptable percentage distance" will be a percentage determined by the Exchange on a class-by-class basis and shall be no less than 3 percent. Such a complex order will be cancelled.

(f) Stock-Option Derived Net Market Parameters: A stock-option order that is marketable if, following COA, the execution would not be within the acceptable derived net market for the strategy that existed at the start of COA.

(1) An "acceptable derived net market" for a strategy will be calculated using the Exchange's best bid or offer in the individual option series leg(s) and the NBBO in the stock leg plus/minus an acceptable tick distance. An "acceptable tick distance" will be determined by the Exchange on a class-by-class and premium basis.

(2) Such a stock-option order will be cancelled.

(3) To the extent that any non-marketable order resting at the top of the COB is priced within the acceptable tick distance of the derived net market, the full order will be subject to COA (and the processing described in this paragraph (f)). The Exchange may also determine on a class-by-class and strategy basis to limit the frequency of COAs initiated for non-marketable stock-option orders resting in COB.

In classes where this price check parameter is available, it will also be available for COA responses under Rule 6.13(c), AIM and Solicitation Auction Mechanism stock-option orders and responses under Rule 6.51 and 6.52, and customer-to-customer immediate cross stock-option orders under Rule 6.51.08. Such paired stock-option orders and responses under these provisions will not be accepted except that, to the extent that only a paired contra-side order subject to an auction under Rule 6.51 or 6.52 exceeds this price check parameter, the contra-side order will not be accepted and the paired original Agency Order will not be accepted or, at the order entry firm's discretion, continue processing as an unpaired stock-option order. To the extent that a contra-side order or response is marketable, its price will be capped at the price inside the acceptable derived net market.

.05 The Exchange may determine on a class-by-class basis (and announce via Regulatory Circular) which electronic allocation algorithm from Rule 6.12 shall apply to complex orders in lieu of subparagraphs (b)(1)(B) above for COB and/or (c)(5)(B) through (D) above for COA. In such classes, the orders and quotes in the individual series legs will continue to have the same priority as set forth in subparagraph (b)(1)(A) above for COB and (c)(5)(A) above for COA.

.06 Special Provisions Applicable to Stock-Option Orders: Stock-option orders may be executed against other stock-option orders through the COB and COA. Stock-option orders will not be legged against the individual component legs, except as provided in paragraph (d) below.

(a) Stock Component. Permit Holders may only submit complex orders with a stock component if such orders comply with the Qualified Contingent Trade Exemption from Rule 611(a) of Regulation NMS. Permit Holders submitting such complex orders represent that such orders comply with the Qualified Contingent Trade Exemption. To participate in stock-option order automated processing, a Permit Holder must enter into a brokerage agreement with one or more designated dealers that are not affiliated with the Exchange. The stock portion of a stock-option order shall be electronically communicated by the Exchange to a designated broker-dealer for execution on behalf of the Permit Holder. A stock-option order shall not be executed on the system unless the stock leg is executable at the price(s) necessary to achieve the desired net price.

(b) Option Component. Notwithstanding the special priority provisions contained in paragraphs (c) and (d) below, the option leg(s) of a stock-option order shall not be executed on the system (i) at a price that is inferior to the Exchange's best bid (offer) in

the series or (ii) at the Exchange's best bid (offer) in that series if one or more public customer orders are resting at the best bid (offer) price on the Book in each of the component option series and the stock-option order could otherwise be executed in full (or in a permissible ratio). The option leg(s) of a stock-option order may be executed in a one-cent increment, regardless of the minimum quoting increment applicable to that series.

(1) To the extent that a marketable stock-option order cannot automatically execute in full (or in a permissible ratio) when it is routed to COB or after being subject to COA, any part of the order that may be executed will be executed automatically and the part that cannot automatically execute will be cancelled.

(2) To the extent that a stock-option order resting in COB becomes marketable against the derived net market, the full order will be subject to COA (and the processing described in paragraph (b)(1) of this Interpretation and Policy). The "derived net market" for a strategy will be calculated using the Exchange's best bid or offer in the individual option series leg(s) and the NBBO in the stock leg.

(c) Complex Order Book. Stock-option orders in the COB that are marketable against each other will automatically execute, subject to the condition noted in paragraph (b) above. The allocation of a stock-option order within the COB shall be pursuant to the rules of trading priority otherwise applicable to incoming electronic orders in the individual component legs.

(d) Complex Order Auction. Stock-Option Orders executed via COA shall trade in the sequence set forth in subparagraph (c)(5)(A)-(D) of this Rule except that subparagraph (c)(5)(A) will not be applicable and such execution will be subject to the condition noted in paragraph (b) of this Interpretation and Policy. Notwithstanding subparagraph (c)(6), on a class-by-class basis, the Exchange may determine to route eligible market orders in the following manner: If at the conclusion of COA an eligible market order cannot be filled in whole or in a permissible ratio, then any remaining balance of the option leg(s) will route to the system for processing as a simple market order(s) and any remaining balance of the stock leg will route to a designated dealer for processing as a market order. For purposes of this legging functionality, an "eligible market order" means a stock-option order that is within the designated size and order type parameters, determined by the Exchange on a class-by-class basis, and for which the NBBO is within designated size and price parameters, as determined by the Exchange for the individual leg. The designated NBBO price parameters will be determined based on a minimum bid price for sell orders. The Exchange may also determine on a class-by-class basis to limit the trading times within regular trading hours that the legging functionality will be available.

(e) Marking Requirement. If the stock leg of a stock-option order submitted to COB or COA is a sell order, then the stock leg must be marked "long," "short," or "short exempt" in compliance with Regulation SHO under the Exchange Act.

(f) Limit up-Limit Down States. When the underlying security on a Stock-option order is in a limit up-limit down state as defined in Rule 6.39, such order will only execute if the calculated stock price is within the permissible price bands as defined in the Plan. If the calculated price is not within the permissible price bands, the Stock-option order will be cancelled.

.07 Execution of Complex Orders on the COB Open: Complex orders, including stock-option orders, do not participate in opening rotations for individual component option series legs conducted pursuant to Rule 6.11. When the last of the individual component option series legs that make up a complex order strategy has opened (and, in the case of a stock-option order, the underlying stock has opened), the COB for that strategy will open. The COB will open with no trade, except as follows:
(a) The COB will open with a trade against the individual component option series legs if there are complex orders on only one side of the COB that are marketable against the opposite side of the derived net market. The resulting execution will occur at the derived net market price to the extent marketable. To the extent there is any remaining balance, the complex orders will be processed as they would on an intra-day basis under Rule 6.13. (This paragraph (a) is not applicable to stock-option orders because stock-option orders do not trade against the individual component option series legs when the COB opens.)
(b) The COB will open with a trade against complex orders if there are complex orders in the COB that are marketable against each other and priced within the derived net market. The resulting execution will occur at a market clearing price that is inside the derived net market and that matches complex orders to the extent marketable. In determining the priority, the COB gives priority to complex orders whose net price is better than the market clearing price first, and then to complex orders at the market clearing price. To the extent there is any remaining balance, the complex orders will be processed as they would on an intra-day basis under Rule 6.13. (This paragraph (b) is applicable to stock-option orders.)
(c) The "derived net market" for a stock-option order strategy will be calculated using the Exchange's best bid or offer in the individual option series leg(s) and the NBBO in the stock leg. The "derived net market" for any other complex order strategy will be calculated using the Exchange's best bid or offer in the individual option series legs.

[Adopted December 10, 2009; Amended September 9, 2011 (SR-C2-2011-018); Amended September 20, 2011 (SR-C2-2011-020); Amended December 12, 2011 (SR-C2-2011-039); Amended January 20, 2012 (SR-C2-2012-003); Amended April 6, 2012 (SR-C2-2012-004); Amended October 24, 2012 (SR-C2-2012-030); Amended February 27, 2013 (SR-C2-2013-003); Amended April 8, 2013 (SR-C2-2013-013)]

Rule 6.14. SAL

This Rule governs the operation of the SAL system. SAL is a feature within the System that auctions marketable orders for price improvement over the NBBO.

(a) *SAL Eligibility.* The Exchange shall designate the eligible order size, eligible order type, eligible order origin code (*i.e.* public customer orders, non-Market-Maker broker-dealer orders, and Market-Maker broker-dealer orders), and classes in which SAL shall be activated. For such classes, SAL shall automatically initiate an auction process for any non-contingency order that is marketable against the Exchange's NBBO quote ("Agency Order"), except when the Exchange's disseminated quotation on the opposite side of the

market from the Agency Order does not contain sufficient Market-Maker quotation size to satisfy the entire Agency Order.

(b) *SAL Auction.* Prior to commencing the auction, SAL shall stop the Agency Order at the NBBO against Market-Maker quotations displayed at the NBBO on the opposite side of the market as the Agency Order. SAL will not allow such quotations to be cancelled or to move to an inferior price or size throughout the duration of the auction. The auction will last for a period of time not to exceed two (2) seconds as determined by the Exchange on a class-by-class basis. Auction responses may be submitted by any Participants. With respect to responses, the following shall apply:

(1) Responses shall not be visible to other auction participants and shall not be disseminated to OPRA.

(2) Responses may be submitted in one-cent increments unless for the relevant option class the Exchange has determined that responses shall be submitted in standard increments.

(3) Multiple responses are allowed.

(4) Responses may be cancelled.

(5) Responses cannot cross the Exchange's disseminated quotation on the opposite side of the market.

(c) *Allocation of Agency Orders.* Agency Orders may be allocated at multiple prices if necessary and shall be allocated in two rounds per price point as follows:

(1) First Allocation Round. The Agency Order shall first be allocated at the best response price (the "First Allocation Round") between all parties (responding at that price) that represented the Exchange's NBBO quotation at the time the auction commenced ("Original Quoters") up to the size of such quotation. During the First Allocation Round, the following shall apply:

(A) The Agency Order shall first be allocated against Public Customer interest at the best price;

(B) the Agency Order shall then be allocated pursuant to the matching algorithm in effect for the class; and

(C) An Original Quoter may only participate in a First Allocation Round at each allocation price up to its size at the NBBO at the time the auction commenced.

(2) Second Allocation Round. If an Agency Order is not fully allocated at the best response price during the First Allocation Round, then a subsequent allocation ("Second Allocation Round") shall occur at that price point. During this round, all

responses received during the auction at that price that were not eligible for the First Allocation Round shall participate in accordance with the matching algorithm in effect for the class (after Public Customer interest has been exhausted), and the size of such responses shall be capped to the size of the Agency Order for allocation purposes. If the Agency Order is not fully allocated in the Second Allocation Round then allocation of the Agency Order shall proceed at the next best response price.

(d) *Early Termination of Auction.* The auction will terminate early under the following circumstances:

(1) If the System receives an unrelated non-marketable limit order on the opposite side of the market from the Agency Order that improves any auction responses, the unrelated order will trade (after any responses that were priced better than the unrelated order have traded) to the fullest extent possible at the midpoint of the best remaining auction response and the unrelated order's limit price (rounded towards the unrelated order's limit price when necessary).

(2) If the System receives an unrelated market or marketable limit order on the opposite side of the market from the Agency Order, such unrelated order will trade to the fullest extent possible at the midpoint of the best auction response and the NBBO on the opposite side of the market from the auction responses (rounded towards the disseminated quote when necessary).

(3) If the System receives an unrelated order on the same side of the market as the Agency Order that is marketable against the NBBO, then the auction shall conclude and the Agency Order shall trade against the best auction response(s) in accordance with subparagraph (c) above.

(4) [reserved]

(5) The auction will terminate any time a response matches the Exchange's disseminated quote on the opposite side of the market from the response. If the disseminated quote on the opposite side of the market from the response does not contain a customer order then the response shall trade against the Agency Order. If the disseminated quote on the opposite side of the market from the response does contain a customer order then, unless there is sufficient size in the response to execute both the Agency Order and the booked customer order (in which case they will both execute at that price), the Agency Order will execute against the response at one cent worse than the response price and any balance shall trade against the customer order in the book at such order's limit price.

. . . Interpretations and Policies:

.01 A pattern or practice of submitting unrelated orders that cause an auction exposure period to conclude early will be deemed conduct inconsistent with just and equitable principles of trade and a violation of Rule 4.1 and other Exchange Rules.

.02 When the disseminated market is crossed, SAL will continue to automatically initiate auctions provided the Exchange is the NBBO for the relevant side of the market at the time a SAL-eligible order is received.

[Adopted December 10, 2009]

Rule 6.15. Obvious Error and Catastrophic Errors

The Exchange shall either bust a transaction or adjust the execution price of a transaction that results from an Obvious Error or Catastrophic Error (collectively "Errors") as provided in this Rule.

(a) *Definitions*

(1) *Obvious Error.* For purposes of this Rule only, an Obvious Error will be deemed to have occurred when the execution price of a transaction is higher or lower than the Theoretical Price for the series by an amount equal to at least the amount shown below:

Theoretical Price	Minimum Amount
Below $2	.25
$2 to $5	.40
Above $5 to $10	.50
Above $10 to $20	.80
Above $20	1.00

(2) *Catastrophic Error.* For purposes of this Rule only, a Catastrophic Error will be deemed to have occurred when the execution price of a transaction is higher or lower than the Theoretical Price for the series by an amount equal to at least the amount shown below:

Theoretical Price	Minimum Amount
Below $2	$1
$2 to $5	$2
Above $5 to $10	$5
Above $10 to $50	$10
Above $50 to $100	$20
Above $100	$30

(3) *Theoretical Price.* For purposes of this Rule only, the Theoretical Price of an options series is:

(A) if the series is traded on at least one other options exchange, the last national best bid price with respect to an erroneous sell transaction, and the last national

best offer price with respect to an erroneous buy transaction, just prior to the trade, or

(B) if there are no quotes for comparison purposes, as determined by designated personnel in the Help Desk.

(b) *Obvious Error Procedure.* The Help Desk shall administer the application of this Rule as follows.

(1) Notification. If a Participant on the Exchange believes that it participated in a transaction that was the result of an Obvious Error, it must notify the Help Desk within fifteen (15) minutes of the execution. Absent unusual circumstances, the Help Desk will not grant relief under this Rule unless notification is made within the prescribed time period.

(2) Adjust or Bust. The Help Desk will determine whether there was an Obvious Error as defined above. If it is determined that an Obvious Error has occurred, the Help Desk shall take one of the actions listed below. Upon taking final action, the Help Desk shall promptly notify both parties to the trade.

(A) Where each party to the transaction is a Market-Maker on the Exchange, the execution price of the transaction will be adjusted by the Help Desk to the prices provided in paragraphs (i) and (ii) below unless both parties agree to adjust the transaction to a different price or agree to bust the trade within ten (10) minutes of being notified by the Help Desk of the Obvious Error.

(i) Erroneous buy transactions will be adjusted to their Theoretical Price (1) plus $.15 if the Theoretical Price is under $3, and (2) plus $.30 if the Theoretical Price is at or above $3.

(ii) Erroneous sell transactions will be adjusted to their Theoretical Price (1) minus $.15 if the Theoretical Price is under $3, and (2) minus $.30 if the Theoretical Price is at or above $3.

(B) Where at least one party to the Obvious Error is not a Market-Maker on the Exchange, the trade will be busted by the Help Desk unless both parties agree to an adjustment price for the transaction within thirty (30) minutes of being notified by the Help Desk of the Obvious Error.

(c) *Obvious Error Panel.*

(1) Composition. An Obvious Error Panel will be comprised of representatives from four (4) Participants. Two (2) of the representatives must be directly engaged in market making activity and two (2) of the representatives must be employed by non-Market-Maker Participants.

(2) Scope of Panel's Review. If a party affected by a determination made under this Rule so requests within the time permitted in (3) below, the Obvious Error Panel will review decisions made by the Help Desk under this Rule, including whether an Obvious Error occurred, whether the correct Theoretical Price was used, and whether an adjustment was made at the correct price. A party may also request that the Obvious Error Panel provide relief as provided in this Rule in cases where the party failed to provide the notification required in paragraph (c)(1) and the Help Desk declined to grant an extension, but unusual circumstances must merit special consideration.

(3) Procedure for Requesting Review. A request for review must be made in writing within thirty (30) minutes after a party receives verbal notification of a final determination by the Help Desk under this Rule, except that if notification is made after 2:30 p.m. Chicago Time, either party has until 8:30 a.m. Chicago Time the next trading day to request review. The Obvious Error Panel shall review the facts and render a decision on the day of the transaction, or the next trade day in the case where a request is properly made after 2:30 p.m. on the day of the transaction or where the request is properly made the next trade day.

(4) Panel Decision. The Obvious Error Panel may overturn or modify an action taken by the Help Desk under this Rule upon agreement by a majority of the Panel representatives. All determinations by the Obvious Error Panel shall constitute final Exchange action on the matter at issue.

(d) *Catastrophic Error Procedure*. The Help Desk shall administer the application of this Rule as follows.

(1) Notification. If a Participant believes that it participated in a transaction that qualifies as a Catastrophic Error pursuant to paragraph (a)(2) above, it must notify the Help Desk by 7:30 a.m. Chicago Time on the first trading day following the date the Catastrophic Error occurred. For transactions in an expiring options series that take place on expiration Friday, a Participant must notify the Help Desk by 4:00 pm Chicago Time that same day. Relief will not be granted under this paragraph: (i) unless notification is made within the prescribed time period; and (ii) if an Obvious Error Panel has previously rendered a decision with respect to the transaction(s) in question.

(2) Catastrophic Error Determination. A Catastrophic Error Tribunal, comprised of two (2) representatives of Participants directly engaged in market making activity and two (2) representatives employed by non-Market-Maker Participants, will determine whether the transaction(s) qualifies as a Catastrophic Error. If it is determined that a Catastrophic Error has occurred, the Tribunal will instruct the Help Desk to adjust the execution price of the transaction(s) according to subparagraph (3) below. If it is determined that a Catastrophic Error has not occurred, the Participant will be subject to a charge of $5,000. All determinations by the Catastrophic Error Tribunal shall constitute final Exchange action on the matter at issue.

(3) Adjustment. If it is determined that a Catastrophic Error has occurred, unless both parties agree to adjust the transaction(s) to a different price, the execution price of the transaction(s) will be adjusted to the theoretical price (i) plus the adjustment value provided below for erroneous buy transactions, and (ii) minus the adjustment value provided below for erroneous sell transactions:

Theoretical Price	**Adjustment Value**
Below $2	$1
$2 to $5	$2
Above $5 to $10	$3
Above $10 to $50	$5
Above $50 to $100	$7
Above $100	$10

...Interpretations and Policies:

.01 When the Help Desk determines that an Error has occurred and action is warranted under paragraphs (b) or (d) above, the identity of the parties to the trade will be disclosed to each other in order to encourage conflict resolution.

.02 To qualify as a representative of a non-Market-Maker Participant on an Obvious Error Panel or Catastrophic Error Tribunal, a person must (i) be employed by a Participant whose revenues from options market making activity do not exceed ten percent (10%) of its total revenues; or (ii) have as his or her primary responsibility the handling of Public Customer orders or supervisory responsibility over persons with such responsibility, and not have any responsibilities with respect to market making activities.

.03 The Exchange shall designate at least ten (10) Market-Maker representatives and at least ten (10) non-Market-Maker representatives to be called upon to serve on Obvious Error Panels and Catastrophic Error Tribunals as needed. In no case shall an Obvious Error Panel or Catastrophic Error Tribunal include a person related to a party to the trade in question. To the extent reasonably possible, the Exchange shall call upon the designated representatives to participate on an Obvious Error Panel on an equally frequent basis.

.04 All determinations made by the Exchange, the Help Desk, an Obvious Error Panel or Catastrophic Error Tribunal under this Rule shall be rendered without prejudice as to the rights of the parties to the transaction to submit a dispute to arbitration.

.05 Buyers of options with a zero bid and $.05 or less offer (i.e., a Theoretical Price of $.05) may request that their execution be busted if at least the one strike below (for calls) or above (for puts) in the same options class was quoted with a zero bid and $.05 or less offer at the time of the execution. Such buyers must follow the procedures of paragraph (b)(1) above.

.06 For purposes of this Rule, an "erroneous sell transaction" is one in which the price received by the person selling the option is erroneously low, and an "erroneous buy transaction" is one in which the price paid by the person purchasing the option is erroneously high.

.07 Unless all parties to a trade agree otherwise, the Help Desk may nullify a trade if all parties to a trade fail to receive a trade execution report due to a verifiable system outage.

.08 For purposes of the obvious pricing error provision in paragraph (a)(1) of this Rule, executions will not be adjusted or nullified if they occurred while the underlying security was in a limit up-limit down state, as defined in Rule 6.39. This shall also apply to Catastrophic Errors. In the interest of maintaining a fair and orderly market and for the protection of investors during a limit up-limit down state, the President of the Exchange or his/her designee, who shall be an officer of the Exchange but may not be a Permit Holder, may, on his or her own motion or upon request, determine to review any transition occurring on the Exchange during a limit up-limit down state that is believed to be erroneous. A transaction reviewed pursuant to this paragraph may be nullified or adjusted only if it is determined by the Exchange officer that the transaction is erroneous as provided in paragraphs (a)(1)-(3) of this Rule. A transaction would be adjusted or nullified in accordance with the provision under which it is deemed an erroneous transaction. The Exchange officer may be assisted by the Help Desk in reviewing a transaction. The Exchange officer shall act as soon as possible after receiving the notification of the transaction, and ordinarily would be expected to act on the same day as the transaction occurred. In no event shall the Exchange officer act later than 8:30 a.m. (CT) on the next trading day following the date of the transaction at issue. This provision will be on a one year pilot basis following the adoption of this paragraph.

[Adopted December 10, 2009; Amended April 8, 2013 (SR-C2-2013-013)]

Rule 6.16. Price Binding Despite Erroneous Report

The price at which an order is executed shall be binding notwithstanding that an erroneous report in respect thereto may have been rendered, or no report rendered. A report shall not be binding if an order was not actually executed but was in error reported to have been executed.

[Adopted December 10, 2009]

Rule 6.17. Price Check Parameters

The Exchange will not automatically execute eligible orders that are marketable if (1) the width between the national best bid and national best offer is not within an acceptable price range (as determined by the Exchange on a series by series basis for market orders and/or marketable limit orders and announced to the Trading Permit Holders via Regulatory Circular), or (2) the execution would follow an initial partial execution on the Exchange and would be at a subsequent price that is not within an acceptable tick distance from the initial execution (as determined by the Exchange on a series by series

and premium basis for market orders and/or marketable limit orders and announced to the Trading Permit Holders via Regulatory Circular). For purposes of this subparagraph:

(A) An "acceptable price range" ("APR") shall be determined by the Exchange on a class-by-class basis and shall be no less than: $0.375 between the bid and offer for each option contract for which the bid is less than $2, $0.60 where the bid is at least $2 but does not exceed $5, $0.75 where the bid is more than $5 but does not exceed $10, $1.20 where the bid is more than $10 but does not exceed $20, and $1.50 where the bid is more than $20. An "acceptable tick distance" ("ATD") shall be no less than 2 minimum increment ticks.

(B) The senior official in the Help Desk may grant intra-day relief by widening the APR and ATD for one or more option series. Notification of intra-day relief will be announced via electronic message to Trading Permit Holders that request to receive such messages.

If an execution is suspended because the APR has not been met, the order will be cancelled.

If an execution is suspended because executing the remaining portion of an order would exceed the ATD, then such remaining portion will be cancelled.

[Adopted November 3, 2010 (SR-C2-2010-008)]

Rule 6.18. HAL

This Rule governs the operation of the HAL system. HAL is a feature within the System that provides automated order handling in designated classes for qualifying electronic orders that are not automatically executed by the System.

(a) *HAL Eligibility*. The Exchange shall designate eligible order size, eligible order type, eligible order origin code (*i.e.*, public customer orders, non-Market Maker broker-dealer orders, and Market Maker broker-dealer orders), and classes in which HAL shall be activated. HAL shall automatically process upon receipt:

(i) an eligible order that is marketable against the Exchange's disseminated quotation while that quotation is not the NBBO, unless the Exchange's quotation contains resting orders and does not contain sufficient Market-Maker quotation interest to satisfy the entire order;

(ii) an eligible order that would improve the Exchange's disseminated quotation and that is marketable against quotations disseminated by other exchanges that are participants in the Options Order Protection and Locked/Crossed Market Plan; or

(iii) an order submitted to HAL as a result of the price check parameters of Rule 6.17.

(b) *Order Handling and Responses.* Orders that are received by HAL pursuant to subparagraph (a) above shall immediately upon receipt be electronically exposed at the NBBO price. The exposure shall be for a period of time determined by the Exchange on a class-by-class basis, which period of time shall not exceed 1 second.

All Trading Permit Holders may submit responses to the exposure message during the exposure period.

Responses (i) must be priced equal to or better than the Exchange's best bid/offer; (ii) must be limited to the size of the order being exposed; and (iii) may be cancelled and/or replaced any time during the exposure period.

(c) *Allocation of Exposed Orders.* Any responses priced at the prevailing NBBO or better shall immediately trade against the order (on a first come, first served basis). At the conclusion of the exposure period, the Exchange will evaluate all remaining responses as well as the disseminated best bid/offer on other exchanges and execute any remaining portion of the exposed order to the fullest extent possible at the best price(s) by first executing against responses (pursuant to the matching algorithm in effect for the class except that the participation entitlement and market turner status shall not apply to responses), and, second, routing Immediate-or-Cancel ("IOC") ISOs to other exchanges. Any portion of a routed IOC ISO that returns unfilled shall trade against the Exchange's best bid/offer unless another exchange is quoting at a better price in which case new IOC ISOs shall be generated and routed to trade against such better prices. Any executions at the Exchange's best bid/offer will first trade against interest that was resting at the price at the time the exposed order was received, and any remaining balance will trade against all new interest at that price (in both cases pursuant to the matching algorithm for that class). All executions on the Exchange pursuant to this paragraph shall comply with Rule 6.81. Executions will be subject to price check parameters set forth in Rule 6.17 when such price check functionality is enabled.

(d) *Early Termination of Exposure Period.* In addition to the receipt of a response to trade the entire exposed order at the NBBO or better, the exposure period will also terminate early under the following circumstances:

(i) If during the exposure period the Exchange receives an unrelated order (or quote) on the opposite side of the market from the exposed order that could trade against the exposed order at the prevailing NBBO price or better, then the orders will trade at the prevailing NBBO price unless the unrelated order is a customer order in which case the orders will trade at the midpoint of the unrelated order's limit price and the prevailing NBBO. The exposure period shall not terminate if a quantity remains on the exposed order after such trade;

(ii) If during the exposure period the Exchange receives an unrelated order on the same side of the market as the exposed order that is priced equal to or better than the exposed order, then the exposure period shall terminate and the exposed order shall be processed in accordance with paragraph (c);

(iii) If during the exposure of an order that is marketable against the Exchange's best bid/offer at the time the order was exposed ("Exchange Initial BBO"), Market-Maker interest at the Exchange Initial BBO decrements to a contract size equal to

the size of the exposed order, then the exposure period shall terminate and the exposed order shall be processed in accordance with paragraph (c).

(iv) If during the exposure period of a market order the underlying security enters a limit up-limit down state, as defined in Rule 6.39, then the exposure period shall terminate and any unexecuted portion of the exposed order shall cancelled.

. . . Interpretations and Policies:

.01 The Exchange may determine, on a class-by-class basis, to not route ISOs to other exchanges on behalf of non-public customer orders that are exposed pursuant to this Rule. In such cases, any unexecuted balance of such non-public customer orders shall be cancelled at the conclusion of the exposure period.

.02 All pronouncements regarding determinations by the Exchange pursuant to Rule 6.18 and the Interpretations and Policies thereunder will be announced to Trading Permit Holders via Regulatory Circular.

[Adopted February 1, 2013 (SR-C2-2012-043)' Amended April 8, 2013 (SR-C2-2013-013)]

Section C: Operational and Liability Matters

Rule 6.30. Must Give Up Clearing Participant

For each transaction in which it participates, a Participant must immediately give up the name of the Clearing Participant through whom the transaction will be cleared. If there is a subsequent change in identity of the Clearing Participant through whom a transaction will be cleared, the Participant must, as promptly as possible, report such change to the Clearing Participant on the other side of the transaction.

. . . Interpretations and Policies:

.01 Nothing herein shall be deemed to preclude the clearance of Exchange transactions by a non-Participant pursuant to the Bylaws of the Clearing Corporation so long as a Clearing Participant is also designated as having responsibility under these Rules for the clearance and comparison of such transactions.

[Adopted December 10, 2009]

Rule 6.31. Reporting of Matched Trades to Clearing Corporation

On each business day at or prior to such time as may be prescribed by the Clearing Corporation, the Exchange shall furnish the Clearing Corporation a report of each Clearing Participant's matched trades based on the trade information filed with the

Exchange on that day. Only trades which have been matched in accordance with the provisions of these Rules shall be furnished by the Exchange to the Clearing Corporation, and the Exchange shall assume no responsibility with respect to any unmatched trade nor for any delays or errors in the reporting to it of trade information. The Exchange may delegate its responsibility in respect of trade matching to the Clearing Corporation or other facility, in which case Clearing Participants shall abide by the procedures established by the Clearing Corporation or other facility in the filing of trade information, the reconciliation of unmatched trades, and other actions pertinent to trade comparison.

[Adopted December 10, 2009]

Rule 6.32. Trading Halts

(a) *Halts.* The Help Desk may halt trading in any security in the interests of a fair and orderly market for a period not in excess of two consecutive business days. The Help Desk, in consultation with a designated senior executive officer of the Exchange, may halt trading in any security in the interests of a fair and orderly market for a period exceeding two consecutive business days. Any trading halt that lasts more than two consecutive business days shall be reviewed by the President or his/her designee, who shall be authorized to determine whether, in the interests of a fair and orderly market, to terminate or modify any such trading halt that is then still in effect. Among the factors that may be considered in making the foregoing determinations are whether:

(1) in the case of an option on a security, trading in the underlying security has been halted or suspended in the primary market,

(2) in the case of an option on a security, the opening of such underlying security has been delayed because of unusual circumstances,

(3) [reserved]

(4) the extent to which the rotation has been completed or other factors regarding the status of the rotation, or

(5) other unusual conditions or circumstances are present.

(b) *Resumptions.* Trading in a security that has been the subject of a halt under paragraph (a) above may be resumed upon a determination by the Help Desk that the interests of a fair and orderly market are best served by a resumption of trading. Among the factors to be considered in making this determination are whether the conditions which led to the halt are no longer present.

. . . ***Interpretations and Policies:***

.01 No Participant or person associated with a Participant shall effect a trade on the Exchange in any option class in which trading has been suspended or halted under the

provisions of this Rule and its Interpretation and Policies during the time in which the suspension or halt remains in effect.

.02 Generally, in the case of an option on a security, trading will be halted when a regulatory halt in the underlying security has occurred in the primary market for that security.

.03 The Exchange shall halt trading in all stock options whenever a market-wide trading halt commonly known as a circuit breaker is initiated in response to extraordinary market conditions.

This Rule shall be in effect during a pilot period to coincide with the pilot period for the Regulation NMS Plan to Address Extraordinary Market Volatility. If the pilot is not either extended or approved permanently at the end of the pilot period, the prior version of Rule 6.32 shall be in effect.

(a) The Exchange will halt trading in all stock options and shall not reopen for the time periods specified in this Rule if there is a Level 1, 2, or 3 Market Decline. For proposes of this Rule:

(1) A "Market Decline" means a decline in price of the S&P 500 Index between 8:30 a.m. and 3:00 p.m. (all times are Chicago Time) on a trading day as compared to the closing price of the S&P500 Index for the immediately preceding trading day. The Level 1, Level 2, and Level 3 Market Declines that will be applicable for the trading day will be publicly disseminated before 8:30 a.m.

(2) A "Level 1 Market Decline" means a Market Decline of 7%.

(3) A "Level 2 Market Decline" means a Market Decline of 13%.

(4) A "Level 3 Market Decline" means a Market Decline of 20%.

(b) Halts in Trading:

(1) If a Level 1 or Level 2 Market Decline occurs after 8:30 a.m. and up to and including 2:25 p.m. or, in the case of an early scheduled close, 11:25 a.m., the Exchange shall halt trading in all stock options for 15 minutes after a Level 1 or Level 2 Market Decline. The Exchange shall halt trading based on a Level 1 or Level 2 Market Decline only once per trading day. The Exchange will not halt trading if a Level 1 or Level 2 Market Decline occurs after 2:25 p.m. or, in the case of an early scheduled close, 11:25 a.m.

(2) If a Level 3 Market Decline occurs at any time during the trading day, the Exchange shall halt trading in all stock options until the next trading day.

(c) Reopening of Trading:

(1) Upon reopening, a rotation shall be held in each class of options in accordance with Rule 6.11, unless the Exchange concludes that a different method of reopening is appropriate under the circumstances, including but not limited to, no rotation, an abbreviated rotation or any other variation in the manner of the rotation.

(2) If a circuit breaker is initiated in all stocks due to a Level 1 or Level 2 Market Decline:

(A) The Exchange will halt trading in each class of options on those stocks until trading has resumed on the primary listing market for the stocks or notice has been received from the primary listing market that trading may resume. If, however, trading has not resumed on the primary listing market for a stock within

15 minutes following the end of the 15-minute halt period, the Exchange may resume trading in the options if at least one market has resumed trading in the stock.

(B) The Exchange will halt trading in all other stock options not specified in subparagraph (1) above. The Exchange may resume trading in such other stock options anytime after the 15-minute halt period.

(d) Nothing in this Rule shall be construed to limit the ability of the Exchange to halt or suspend trading in any security or securities traded on the Exchange pursuant to any other Exchange rule or policy.

.04 If a primary listing market issues an individual stock trading pause in an underlying eligible NMS stock, as defined in this Rule, the Exchange will halt trading in options on that stock until trading has resumed on the primary listing market for the stock, which generally will occur after a period of five minutes. If, however, trading has not resumed on the primary listing market for the stock after ten minutes have passed since the individual stock trading pause message has been received from the responsible single plan processor, the Exchange may resume trading in the options if at least one market has resumed trading in the stock.

(a) Upon receipt of a trading pause message from the single plan processor responsible for consolidation of information for the stock, the Exchange will automatically implement a trading halt in the overlying options traded on the Exchange.

(b) During the halt, the Exchange will maintain existing orders in the Book, accept orders, and process cancels.

(c) Upon reopening, a rotation shall be held in the options in accordance with Rule 6.11, unless the Exchange concludes that a different method of reopening is appropriate under the circumstances, including but not limited to, no rotation, an abbreviated rotation or any other variation in the manner of the rotation.

(d) Nothing in this Rule shall be construed to limit the ability of the Exchange to halt or suspend trading in any security or securities traded on the Exchange pursuant to any other Exchange rule or policy.

(e) The provisions of this Rule shall be in effect for options on eligible NMS stocks. The term "eligible NMS stocks" shall mean NMS stocks, other than rights and warrants.

[Adopted December 10, 2009; Amended September 30, 2010 (SR-C2-2010-004); Amended August 31, 2011 (SR-C2-2011-019); Amended November 23, 2011 (SR-C2-2011-036); Amended May 31, 2012 (SR-C2-2011-024)]

Rule 6.33. Authority to Take Action Under Emergency Conditions

The Chairman of the Board, the President or such other person or persons as may be designated by the Board shall have the power to halt or suspend trading in some or all

securities traded on the Exchange, to close some or all Exchange facilities, to determine the duration of any such halt, suspension or closing, to take one or more of the actions permitted to be taken by any person or body of the Exchange under Exchange rules, or to take any other action deemed to be necessary or appropriate for the maintenance of a fair and orderly market or the protection of investors, or otherwise in the public interest, due to emergency conditions or extraordinary circumstances, such as (1) actual or threatened physical danger, severe climatic conditions, natural disaster, civil unrest, terrorism, acts of war, or loss or interruption of facilities utilized by the Exchange, or (2) a request by a governmental agency or official, or (3) a period of mourning or recognition for a person or event. The person taking the action shall notify the Board of actions taken pursuant to this Rule, except for a period of mourning or recognition for a person or event, as soon thereafter as is feasible.

[Adopted December 10, 2009]

Rule 6.34. Participant Electronic Connectivity

(a) The Exchange may limit the number of messages sent by Participants accessing the Exchange electronically in order to protect the integrity of the System. In addition, the Exchange may impose restrictions on the use of a computer connected through an application programming interface ("API") if it believes such restrictions are necessary to ensure the proper performance of the System. Any such restrictions shall be objectively determined and submitted to the Commission for approval pursuant to a rule change filing under Section 19(b) of the Exchange Act.

(b) In order to control the number of quotations the Exchange disseminates, the Exchange may utilize a mechanism so that newly-received quotations and other changes to the Exchange's best bid and offer are not disseminated for a period of up to, but not more than one second.

(c) The System shall be available for entry and execution of orders only to Participants and persons associated with Participants with authorized access. The Exchange will require a Participant to enter into a software user or license agreement with the Exchange in such form or forms as the Exchange may prescribe in order to obtain authorized access to the System, if the Participant elects to use an API for which the Exchange has determined such an agreement is necessary.

(d) The Exchange may prescribe technical specifications pursuant to which all Participants, or categories of similarly situated Participants (e.g., DPMs, Market-Makers), may establish an electronic connection to the System and its facilities. The Exchange will announce to Participants via Regulatory Circular any such prescription.

(e) Mandatory Systems Testing

(i) Each Participant that the Exchange designates as required to participate in a system test must conduct or participate in the testing of its computer systems to ascertain the

compatibility of such systems with the System in the manner and frequency prescribed by the Exchange. The Exchange will designate Participants as required to participate in a system test based on: (A) the category of the Participant (e.g. Market-Maker, DPM); (B) the computer system(s) the Participant uses; and (C) the manner in which the Participant connects to the System. The Exchange will give Participants reasonable notice of any mandatory systems test, which notice will specify the nature of the test and Participants' obligations in participation in the test.

(ii) Every Participant required by the Exchange to conduct or participate in testing of computer systems shall provide to the Exchange such reports relating to the testing as the Exchange may prescribe. Participants shall maintain adequate documentation of tests required by this Rule and results of such testing for examination by the Exchange.

(iii) A Participant that is subject to this Rule, and that fails to conduct or participate in the tests, fails to file the required reports, or fails to maintain the required documentation, may be subject to summary suspension or other action taken pursuant to Chapter 16 (Summary Suspension) and/or disciplinary action pursuant to Chapter 17 (Discipline).

[Adopted December 10, 2009; Amended November 22, 2012 (SR-C2-2012-036)]

Rule 6.35. Message Packets

Each Trading Permit shall entitle the holder to a maximum number of orders and quotes per second as determined by the Exchange. Only Market-Makers may submit quotes to the System. Participants seeking to exceed that number of messages per second may purchase additional message packets at prices set forth in the Exchange's Fee Schedule.

[Adopted December 10, 2009]

Rule 6.36. Order Routing to Other Exchanges

The Exchange may automatically route intermarket sweep orders to other exchanges under certain circumstances. In connection with such services, the following shall apply:

(a) Routing services will be provided in conjunction with one or more routing brokers that are not affiliated with the Exchange. For each routing broker used by the Exchange, an agreement will be in place between the Exchange and the routing broker that will, among other things, restrict the use of any confidential and proprietary information that the routing broker receives to legitimate business purposes necessary for routing orders at the direction of the Exchange.

(b) The Exchange shall establish and maintain procedures and internal controls reasonably designed to adequately restrict the flow of confidential and proprietary

information between the Exchange and the routing broker, and any other entity, including any affiliate of the routing broker, and, if the routing broker or any of its affiliates engages in any other business activities other than providing routing services to the Exchange, between the segment of the routing broker or affiliate that provides the other business activities and the segment of the routing broker that provides the routing services.

(c) The Exchange may not use a routing broker for which the Exchange or any affiliate of the Exchange is the designated examining authority.

(d) The Exchange will provide its routing services in compliance with the provisions of the Act and the rules thereunder, including, but not limited to, the requirements in Section 6(b)(4) and (5) of the Act that the rules of a national securities exchange provide for the equitable allocation of reasonable dues, fees, and other charges among its members and issuers and other persons using its facilities, and not be designed to permit unfair discrimination between customers, issuers, brokers, or dealers.

(e) For all routing services, the Exchange will determine the logic that provides when, how, and where orders are routed away to other exchanges.

(f) The routing broker will receive routing instructions from the Exchange, to route orders to other exchanges and report such executions back to the Exchange. The routing broker cannot change the terms of an order or the routing instructions, nor does the routing broker have any discretion about where to route an order.

(g) Any bid or offer entered on the Exchange routed to another exchange via a routing broker that results in an execution shall be binding on the member that entered such bid/offer.

. . . *Interpretations and Policies:*

.01 Rule 6.36 does not prohibit a routing broker from designating a preferred market-maker at the other exchange to which the order is being routed pursuant to Rule 6.36.

[Adopted April 27, 2010 (SR-C2-2010-001); Amended November 3, 2012 (SR-C2-2012-035)]

Rule 6.37. Routing Service Error Accounts

Each routing broker shall maintain, in the name of the routing broker, one or more accounts for the purpose of liquidating unmatched trade positions that may occur in connection with the routing service provided under Rule 6.36 ("error positions"). The Exchange may also maintain, in the name of the Exchange, one or more accounts (each an "Exchange Error Account") for the purpose of liquidating error positions in the circumstances described below.

For purposes of this Rule:

(a) Errors to which this Rule applies include any action or omission by the Exchange, a routing broker, or another exchange to which an Exchange order has been routed, that result in an unmatched trade position due to the execution of an order that is subject to the away market routing service and for which there is no corresponding order to pair with the execution (each a "routing error"). Such routing errors would include, without limitation, positions resulting from determinations by the Exchange to cancel or release an order pursuant to Rule 6.47.

(b) An error position will generally be liquidated in a routing broker's error account. An Exchange Error Account may (but is not required to) be utilized in instances where a routing broker is unable to utilize its own error account or when the routing error is due to a technical or systems issue at the Exchange.

(c) The Exchange shall not accept any positions in an Exchange Error Account from an account of a Trading Permit Holder or permit any Trading Permit Holder to transfer any positions from the Trading Permit Holder's account to an Exchange Error Account.

(d) To the extent a routing broker utilizes its own account to liquidate error positions, the routing broker shall liquidate the error positions as soon as practicable. The routing broker shall:

(i) establish and enforce policies and procedures reasonably designed to (1) adequately restrict the flow of confidential and proprietary information associated with the liquidation of the error positions in accordance with Rule 6.36, and (2) prevent the use of information associated with other orders subject to the routing services when making determinations regarding the liquidation of error positions; and

(ii) make and keep records associated with the liquidation of such routing broker error positions and shall maintain such records in accordance with Rule 17a-4 under the Exchange Act.

(e) To the extent the Exchange utilizes an Exchange Error Account to liquidate error positions, the Exchange shall liquidate error positions as soon as practicable. The Exchange shall:

(i) provide complete time and price discretion for the trading to liquidate error positions in an Exchange Error Account to a third-party broker-dealer and shall not attempt to exercise any influence or control over the timing or methods of such trading. Such a third-party broker-dealer may include a routing broker not affiliated with the Exchange;

(ii) establish and enforce policies and procedures reasonably designed to adequately restrict the flow of confidential and proprietary information between the Exchange and the third-party broker-dealer associated with the liquidation of the error positions; and

(iii) make and keep records to document all determinations to treat positions as error positions under this Rule (whether or not an Exchange Error Account is utilized to liquidate such error positions), as well as records associated with the liquidation of

Exchange Error Account error positions through a third-party broker-dealer, and shall maintain such records in accordance with Rule 17a-1 under the Exchange Act.

[Adopted January 4, 2013 (SR-C2-2012-038)]

Rule 6.38. Reporting of Trade Information

Each Trading Permit Holder shall file with the Exchange trade information in such form as may be prescribed by the Exchange covering each Exchange transaction during each business day in order to allow the Exchange to properly match and clear trades. The trade information shall show for each transaction (a) the identity of the Clearing Participant, (b) the underlying security, (c) the exercise price, (d) the expiration month, (e) the number of option contracts, (f) the premium per unit, (g) the identity of the executing broker representing the Clearing Participants, (h) whether a purchase or a writing transaction, (i) except for a transaction executed by or for a Market-Maker, whether an opening or closing transaction, (j) the identity of the account of the Clearing Participant in which the transaction was effected, (k) the time of purchase or sale, (l) whether a put or call, and (m) such other information as may be required by the Exchange.

[Adopted November 3, 2010 (SR-C2-2010-008); Amended January 4, 2013 (SR-C2-2012-038)]

Rule 6.39. Equity Market Plan to Address Extraordinary Market Volatility

This Rule shall be in effect during a pilot period to coincide with the pilot period for the Regulation NMS Plan to Address Extraordinary Market Volatility (the "Limit Up-Limit Down Plan" or the "Plan").

The Exchange shall modify option order processing during a limit up-limit down state For purposes of this rule, a "limit up-limit down state" shall mean the period of time when the underlying security of an option enters a limit or straddle state as defined in the Plan.

(a) Exchange Order Types. The following order types will be handled specially during a limit up-limit down state: market orders, market-on-close orders, stop orders, and stock-option orders. Refer to Rule 6.10 and 6.13 for descriptions of how such orders will be handled during a limit up-limit down state.

(b) Order Handling. The following order handling features shall operate differently during a limit up-limit down state:

(1) *Openings*. Refer to Rule 6.11 for a description of how Openings will behave during a limit up-limit down state.

(2) *Hybrid Agency Liaison*. Refer to Rule 6.18 for a description of how HAL will operate during a limit up-limit down state.

(3) *Complex Order Request for Responses Auction*. Refer to Rule 6.13 for a description of how a complex order request for responses auction (referred to as "COA") will operate during a limit up-limit down state.

(4) *Canceling/Replacing Orders*. If a request to replace a limit order with a market order is received while the underlying security is in a limit up-limit down state, then the market order and the original limit order will be returned.

(c) Obvious Error. Refer to Rule 6.15 for a description of how the Exchange will handle potential obvious error executions during a limit up-limit down state.

(d) Market-Maker Quoting Obligations. Subject to certain limitations specified in the rules identified below, the Exchange will not require Market-Makers to quote in series of options when the underlying security is in a limit up-limit down state. Market-Maker participation entitlements will continue to apply during a limit up-limit down state. For the particular limitations, refer to the specific Market-Maker category, and corresponding obligations.

[Adopted April 8, 2013 (SR-C2-2013-013)]

Rule 6.40. Contract Made on Acceptance of Bid or Offer
All bids or offers made and accepted in accordance with the Rules shall constitute binding contracts, subject to applicable requirements of the Bylaws and the Rules and the Rules of the Clearing Corporation.

[Adopted December 10, 2009]

Rule 6.41. Limitation on Dealings
No Participant shall bid, offer, purchase or write (sell) on the Exchange any security other than an option contract that is currently open for trading in accordance with the provisions of Chapter 5.

[Adopted December 10, 2009]

Rule 6.42. Exchange Liability
(a) Except to the extent provided in paragraph (b) of this Rule, and except as otherwise expressly provided in the Rules, neither the Exchange nor its directors, officers, committee members, employees or agents shall be liable to Permit Holders or to persons associated therewith for any loss, expense, damages or claims that arise out of the use or enjoyment of the facilities or services afforded by the Exchange, any interruption in or failure or unavailability of any such facilities or services, or any action taken or omitted to be taken in respect to the business of the Exchange except to the extent such loss, expense, damages or claims are attributable to the willful misconduct, gross negligence,

bad faith or fraudulent or criminal acts of the Exchange or its officers, employees or agents acting within the scope of their authority. Without limiting the generality of the foregoing and subject to the same exception, the Exchange shall have no liability to any person for any loss, expense, damages or claims that result from any error, omission or delay in calculating or disseminating any current or closing index value, any current or closing value of interest rate options, or any reports of transactions in or quotations for options or other securities, including underlying securities. The Exchange makes no warranty, express or implied, as to results to be obtained by any person or entity from the use of any data transmitted or disseminated by or on behalf of the Exchange or any reporting authority designated by the Exchange, including but not limited to reports of transactions in or quotations for securities traded on the Exchange or underlying securities, or reports of interest rate measures or index values or related data, and the Exchange makes no express or implied warranties of merchantability or fitness for a particular purpose or use with respect to any such data. The foregoing limitations of liability and disclaimers shall be in addition to, and not in limitation of, the provisions of Article Eighth of the Exchange's Certificate of Incorporation.

(b) Whenever custody of an unexecuted order is transmitted by a Participant to or through the Exchange's System or to any other automated facility of the Exchange whereby the Exchange assumes responsibility for the transmission or execution of the order, provided that the Exchange has acknowledged receipt of such order, the Exchange's liability for the negligent acts or omissions of its employees or for the failure of its systems or facilities shall not exceed the limits provided in this paragraph (b), and no assets of the Exchange shall be applied or shall be subject to such liability in excess of the following limits:

(1) As to any one or more claims made by a single Participant growing out of the use or enjoyment of the facilities afforded by the Exchange on a single trading day, the Exchange shall not be liable in excess of the larger of $100,000 or the amount of any recovery obtained by the Exchange under any applicable insurance maintained by the Exchange;

(2) As to the aggregate of all claims made by all Participants growing out of the use or enjoyment of the facilities afforded by the Exchange on a single trading day, the Exchange shall not be liable in excess of the larger of $250,000 or the amount of the recovery obtained by the Exchange under any applicable insurance maintained by the Exchange;

(3) As to the aggregate of all claims made by all Participants growing out of the use or enjoyment of the facilities afforded by the Exchange during a single calendar month, the Exchange shall not be liable in excess of the larger of $500,000 or the amount of the recovery obtained by the Exchange under any applicable insurance maintained by the Exchange.

(c) If all of the claims arising out of the use or enjoyment of the facilities afforded by the Exchange cannot be fully satisfied because in the aggregate they exceed the applicable maximum amount of liability provided for in paragraph (b) above, then such maximum

amount shall be allocated among all such claims arising on a single trading day or during a single calendar month, as applicable, written notice of which has been given to the Exchange no later than the opening of trading on the next business day following the day on which the use or enjoyment of Exchange facilities giving rise to the claim occurred, based upon the proportion that each such claim bears to the sum of all such claims.

. . . Interpretations and Policies

.01 The Clearing Corporation shall have no liability to Permit Holders or to their associated persons with respect to the use, non-use or inability to use the Linkage, including, without limitation, the content of orders, trades, or other business facilitated through the Linkage, the truth or accuracy of the content of messages or other information transmitted through the Linkage, or otherwise.

[Adopted December 10, 2009]

Rule 6.43. Limitation on the Liability of Index Licensors for Options on Units

(a) The term "index licensor" as used in this rule refers to any entity that grants the Exchange a license to use one or more indexes or portfolios in connection with the trading of options on Units (as defined in Interpretation .06 to Rule 5.3).

(b) No index licensor with respect to any index pertaining to Units underlying an option traded on the Exchange makes any warranty, express or implied, as to the results to be obtained by any person or entity from the use of such index, any opening, intra-day or closing value therefor, or any data included therein or relating thereto, in connection with the trading of any option contract on Units based thereon or for any other purpose. The index licensor shall obtain information for inclusion in, or for use in the calculation of, such index from sources it believes to be reliable, but the index licensor does not guarantee the accuracy or completeness of such index, any opening, intra-day or closing value therefor, or any data included therein or related thereto. The index licensor hereby disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to any such index, any opening, intra-day or closing value therefor, any data included therein or relating thereto, or any option contract on Units based thereon. The index licensor shall have no liability for any damages, claims, losses (including any indirect or consequential losses), expenses or delays, whether direct or indirect, foreseen or unforeseen, suffered by any person arising out of any circumstance or occurrence relating to the person's use of such index, any opening, intra-day or closing value therefor, any data included therein or relating thereto, or any option contract on Units based thereon, or arising out of any errors or delays in calculating or disseminating such index.

[Adopted December 10, 2009]

Rule 6.44. Legal Proceedings Against the Exchange and its Directors, Officers, Employees, Contractors or Agents

No Participant or person associated with a Participant shall institute a lawsuit or other legal proceeding against the Exchange or any director, officer, employee, contractor, agent or other official of the Exchange or any subsidiary of the Exchange, for actions taken or omitted to be taken in connection with the official business of the Exchange or any subsidiary, except to the extent such actions or omissions constitute violations of the federal securities laws for which a private right of action exists. This provision shall not apply to appeals of disciplinary actions or other actions by the Exchange as provided for in the Rules.

[Adopted December 10, 2009]

Rule 6.45. Disaster Recovery Facility

(a) *General.* The Exchange will maintain a separate trading system facility to preserve the Exchange's ability to trade exclusively-listed options in the event the Exchange's trading system becomes inoperable or otherwise unavailable for use due to a disaster or other unusual circumstance. The purpose of this Disaster Recovery Facility ("DRF") is to allow the Exchange to continue to operate a marketplace for exclusively-listed options until the Exchange's trading system is operational.

(b) *Notice.* Prior to commencing trading on the DRF and as soon as practicable, the Exchange shall announce publicly the classes that will be available for trading on the DRF.

(c) *Applicable Rules.* All classes traded on the DRF will trade pursuant to Exchange trading rules. All non-trading rules of the Exchange shall continue to apply.

(d) *Trading Permit Holder Preparations.* Trading Permit Holders are required to take appropriate actions as instructed by the Exchange to accommodate the Exchange's ability to trade options via the DRF. Such actions may include Trading Permit Holder certification by the Exchange.

[Adopted July 5, 2012 (SR-C2-2012-011)]

Rule 6.46 – Trading Permit Holder Education

Trading Permit Holders and persons associated with Trading Permit Holders are required to attend such educational classes as the Exchange may require from time to time. Failure to attend Exchange mandated continuing educational classes may subject Trading Permit Holders and persons associated with Trading Permit Holders to sanctions pursuant to the Exchange's Minor Rule Violation Plan provided in Exchange Rule 17.50.

[Adopted September 4, 2012 (SR-C2-2012-032)]

Rule 6.47. Order Cancellation/Release

(a) The Exchange may cancel orders as it deems to be necessary to maintain fair and orderly markets if a technical or systems issue occurs at the Exchange, a routing broker in connection with the routing service provided under Rule 6.36, or another exchange to which an Exchange order has been routed. A routing broker may only cancel orders being routed to another exchange based on the Exchange's standing or specific instructions or as otherwise provided in the Exchange Rules. The Exchange shall provide notice of the cancellation to affected Trading Permit Holders as soon as practicable.
(b) The Exchange may release orders being held on the Exchange awaiting an away exchange execution as it deems necessary to maintain fair and orderly markets if a technical or systems issue occurs at the Exchange, a routing broker, or another exchange to which an Exchange order has been routed.
(c) For purposes of this Rule, technical or system issues shall include, without limitation, instances where the Exchange has not received confirmation of an execution (or cancellation) on another exchange from a routing broker within a response time interval designated by the Exchange, which interval may not be less than three (3) seconds.

[Adopted January 4, 2013 (SR-C2-2012-038)]

Section D: Crossing

Rule 6.50. Order Exposure Requirement

(a) *Principal Transactions:* Participants may not execute as principal against orders they represent as agent unless: (i) agency orders are first exposed on the System for at least one (1) second, (ii) the Participant has been bidding or offering for at least one (1) second prior to receiving an agency order that is executable against such bid or offer, or (iii) the Participant proceeds in accordance with the crossing rules contained in Rule 6.51 or 6.52.

(b) *Solicitation Orders.* Participants must expose orders they represent as agent for at least one (1) second before such orders may be executed on the System, in whole or in part, against orders solicited from Participants and non-Participant broker-dealers to transact with such orders, unless the Participant proceeds in accordance with the crossing rules contained in Rule 6.51 or 6.52.

(c) AON orders on the System are not deemed exposed for purposes of paragraphs (a) and (b) above.

[Adopted December 10, 2009]

Rule 6.51. Automated Improvement Mechanism ("AIM")

Notwithstanding the provisions of Rule 6.50, a Participant that represents agency orders may electronically execute an order it represents as agent ("Agency Order") against principal interest or against a solicited order provided it submits the Agency Order for execution into the AIM auction ("Auction") pursuant to this Rule.

(a) Auction Eligibility Requirements. A Participant (the "Initiating Participant") may initiate an Auction provided all of the following are met:

(1) the Agency Order is in a class designated as eligible for AIM Auctions as determined by the Exchange and within the designated Auction order eligibility size parameters as such size parameters are determined by the Exchange; and

(2) the Initiating Participant must stop the entire Agency Order as principal or with a solicited order at the better of the NBBO or the Agency Order's limit price (if the order is a limit order).

(b) Auction Process. Only one Auction may be ongoing at any given time in a series and Auctions in the same series may not queue or overlap in any manner. The Auction may not be cancelled and shall proceed as follows:

(1) Auction Period and Request for Responses (RFRs).

(A) To initiate the Auction, the Initiating Participant must mark the Agency Order for Auction processing, and specify (i) a single price at which it seeks to cross the Agency Order (with principal interest or a solicited order) (a "single-price submission"), including whether the Initiating Participant elects to have last priority in allocation, or (ii) that it is willing to automatically match ("auto-match") as principal the price and size of all Auction responses up to an optional designated limit price (the availability of the optional designated limit price feature is subject to system implementation) in which case the Agency Order will be stopped at the NBBO. Once the Initiating Participant has submitted an Agency Order for processing pursuant to this subparagraph, such submission may not be modified or cancelled.

(B) When the Exchange receives a properly designated Agency Order for Auction processing, a Request for Responses ("RFR") detailing the side and size of the order will be sent to all Participants that have elected to receive RFRs.

(C) The RFR will last for 1 second.

(D) Responses to RFRs may be submitted by Participants.

(E) Responses shall specify price and size and cannot cross the disseminated Exchange quote on the opposite side of the market.

(F) RFR responses shall not be visible to other Auction participants, and shall not be disseminated to OPRA.

(G) The minimum price increment for RFR responses and for an Initiating Participant's single price submission shall not be smaller than the minimum price improvement increment established pursuant to subparagraph (a)(3)(A) above.

(H) An RFR response size at any given price point may not exceed the size of the Agency Order.

(I) RFR responses may be cancelled.

(2) Conclusion of Auction. The Auction shall conclude at the sooner of (A) through (E) below with the Agency Order executing pursuant to paragraph (3) below.

(A) The end of the RFR period;

(B) Upon receipt by the System of an unrelated order (in the same series as the Agency Order) that is marketable against either the Exchange's disseminated quote (when such quote is the NBBO) or the RFR responses;

(C) Upon receipt by the System of an unrelated limit order (in the same series as the Agency Order and on the opposite side of the market as the Agency Order) that improves any RFR response;

(D) Any time an RFR response matches the Exchange's disseminated quote on the opposite side of the market from the RFR responses; or

(E) Any time there is a trading halt in the series on the Exchange.

(3) Order Allocation. At the conclusion of the Auction, the Agency Order will be allocated at the best price(s) pursuant to the allocation algorithm in effect for the class subject to the following:

(A) Such best prices may include non-Auction quotes and orders.

(B) Public customer orders in the book shall have priority.

(C) [reserved]

(D) If an unrelated market or marketable limit order on the opposite side of the market as the Agency Order was received during the Auction and ended the Auction, such unrelated order shall trade against the Agency Order at the midpoint of the best RFR response and the NBBO on the other side of the market from the RFR responses (rounded towards the disseminated quote when necessary).

(E) If an unrelated non-marketable limit order on the opposite side of the market as the Agency Order was received during the Auction and ended the Auction, such unrelated order shall trade against the Agency Order at the midpoint of the best RFR response and the unrelated order's limit price (rounded towards the unrelated order's limit price when necessary).

(F) If the best price equals the Initiating Participant's single-price submission, the Initiating Participant's single-price submission shall be allocated the greater of one contract or a certain percentage of the order, which percentage will be determined by the Exchange and may not be larger than 40%. However, if only one Market-Maker matches the Initiating Participant's single price submission then the Initiating Participant may be allocated up to 50% of the order.

(G) If the Initiating Participant selected the auto-match option of the Auction, the Initiating Participant shall be allocated its full size at each price point until a price point is reached where the balance of the order can be fully executed. At such price point, the Initiating Participant shall be allocated the greater of one contract or a certain percentage of the remainder of the order, which percentage will be determined by the Exchange and may not be larger than 40%.

(H) If the Auction does not result in price improvement over the Exchange's disseminated price at the time the Auction began, resting unchanged quotes or orders that were disseminated at the best price before the Auction began shall have priority after any public customer order priority and the Initiating Participant's priority (40%) have been satisfied. Any unexecuted balance on the Agency Order shall be allocated to RFR responses provided that those RFR responses will be capped to the size of the unexecuted balance and that the Initiating Participant may not participate on any such balance unless the Agency Order would otherwise go unfilled.

(I) If the final Auction price locks a customer order in the book on the same side of the market as the Agency Order, then, unless there is sufficient size in the Auction responses to execute both the Agency Order and the booked customer order (in which case they will both execute at the final Auction price), the Agency Order will execute against the RFR responses at one minimum RFR response increment worse than the final Auction price against the Auction participants that submitted the final Auction price and any balance shall trade against the customer order in the book at such order's limit price.

(J) If the Initiating Participant elected to have last priority in allocation when submitting an Agency Order to initiate an Auction against a single-price submission, the Initiating Participant will be allocated only the amount of contracts remaining, if any, after the Agency Order is allocated to all other responses at the single price specified by the Initiating Participant.

If an unexecuted balance remains on the Auction responses after the Agency Order has been executed and such balance could trade against any unrelated order(s) that caused the Auction to conclude, then the RFR balance will trade against the unrelated order(s).

. . . ***Interpretations and Policies:***

.01 The Auction may be used only where there is a genuine intention to execute a bona fide transaction.

.02 A pattern or practice of submitting unrelated orders that cause an Auction to conclude before the end of the RFR period will be deemed conduct inconsistent with just and equitable principles of trade and a violation of Rule 4.1. It will also be deemed conduct inconsistent with just and equitable principles of trade and a violation of Rule 4.1 to engage in a pattern of conduct where the Initiating Participant breaks-up an Agency Order into separate orders for two (2) or fewer contracts for the purpose of gaining a higher allocation percentage than the Initiating Participant would have otherwise received in accordance with the allocation procedures contained in subparagraph (b)(3) above.

.03 Initially, and for at least a Pilot Period expiring on July 18, 2013, there will be no minimum size requirement for orders to be eligible for the Auction. During this Pilot Period, the Exchange will submit certain data, periodically as required by the Commission, to provide supporting evidence that, among other things, there is meaningful competition for all size orders and that there is an active and liquid market functioning on the Exchange outside of the Auction mechanism. Any data which is submitted to the Commission will be provided on a confidential basis.

.04 Any solicited orders submitted by the Initiating Participant to trade against the Agency Order may not be for the account of a Market-Maker assigned to the option class.

.05 Any determinations made by the Exchange pursuant to this Rule such as eligible classes, order size parameters and the minimum price increment for RFR responses shall be communicated in a Regulatory Circular.

.06 Complex orders may be executed through the Auction at a net debit or net credit price provided the Auction eligibility requirements in paragraph (a) of this Rule are satisfied and the Agency Order is eligible for the Auction considering its complex order type, order origin code (i.e., non-broker-dealer public customer, broker-dealers that are not Market-Makers or specialists on an options exchange, and/or Market-Makers or specialists on an options exchange), class, and marketability as determined by the Exchange. Order allocation will be the same as in paragraph (b)(3), provided that the complex order priority rules applicable to bids and offers in the individual series legs of a complex order contained in Rule 6.13(c) will continue to apply.

.07 Reserved.

.08 In lieu of the procedures in paragraphs (a) through (b) above, an Initiating Participant may enter an Agency Order for the account of a non-broker-dealer customer paired with a solicited order for the account of a non-broker-dealer customer and such paired orders will be automatically executed without an Auction Period provided the execution price is in the applicable standard increment and will not trade through the NBBO or at the same price as any resting customer order, and provided further that:

(a) the Agency Order is in a class designated as eligible for AIM customer-to-customer immediate crosses as determined by the Exchange and within the designated Auction order eligibility size parameters as such size parameters are determined by the Exchange; and

(b) if the Exchange determines on a class-by-class basis to (i) designate complex orders as eligible for AIM customer-to-customer immediate crosses then the NBBO condition shall not apply to such orders and instead the execution price will not trade through the Exchange's BBO.

Rule 6.50 prevents a Participant from executing agency orders to increase its economic gain from trading against the order without first giving other trading interests on the Exchange an opportunity to either trade with the agency order or to trade at the execution price when the Participant was already bidding or offering on the book. However, the Exchange recognizes that it may be possible for a firm to establish a relationship with a customer or other person to deny agency orders the opportunity to interact on the Exchange and to realize similar economic benefits as it would achieve by executing agency orders as principal. It would be a violation of Rule 6.50 for a firm to circumvent Rule 6.50 by providing an opportunity for (i) a customer affiliated with the firm, or (ii) a customer with whom the firm has an arrangement that allows the firm to realize similar economic benefits from the transaction as the firm would achieve by executing agency orders as principal, to regularly execute against agency orders handled by the firm immediately upon their entry as AIM customer-to-customer immediate crosses.

.09 AIM for SPXPM: For the SPXPM option class, the Exchange may determine (and announce via Regulatory Circular) to apply the price-time priority allocation algorithm under Rule 6.12 in lieu of the allocation algorithm in effect for the class pursuant to subparagraph (b)(3) above. If such a determination is made, the price-time priority allocation algorithm will be subject to the conditions set forth in subparagraphs (b)(3)(A) – (I) above.

[Adopted December 10, 2009; Amended November 3, 2010 (SR-C2-2010-008); Amended September 21, 2011 (SR-C2-2011-021); Amended December 22, 2011 (SR-C2-2011-042); Amended March 9, 2012 (SR-C2-2011-043); Amended March 29, 2012 (SR-C2-2012-006); Amended June 28, 2012 (SR-C2-2012-021); Amended September 21, 2012 (SR-C2-2012-034)]

Rule 6.52 Solicitation Auction Mechanism

A Participant that represents agency orders may electronically execute orders it represents as agent ("Agency Order") against solicited orders provided it submits the Agency Order for electronic execution into the solicitation auction mechanism (the "Auction") pursuant to this Rule.

(a) Auction Eligibility Requirements. A Participant (the "Initiating Participant") may initiate an Auction provided all of the following are met:

(1) The Agency Order is in a class designated as eligible for Auctions as determined by the Exchange and within the designated Auction order eligibility size parameters as such size parameters are determined by the Exchange (however, the eligible order size may not be less than 500 contracts);

(2) Each order entered into the Auction shall be designated as all-or-none; and

(3) The minimum price increment for an Initiating Participant's single price submission shall be determined by the Exchange on a series basis and may not be smaller than one cent.

(b) Auction Process. The Auction shall proceed as follows:

(1) Auction Period and Requests for Responses.

(A) To initiate the Auction, the Initiating Participant must mark the Agency Order for Auction processing, and specify a single price at which it seeks to cross the Agency Order with a solicited order.

(B) When the Exchange receives a properly designated Agency Order for Auction processing, a Request for Responses message indicating the price and size will be sent to all Participants that have elected to receive such messages.

(C) Participants may submit responses to the Request for Responses (specifying prices and sizes) during the response period (which shall be one (1) second), except that responses may not be entered for the account of an options market maker from another options exchange.

(D) Responses shall not be visible to other Auction participants, and shall not be disseminated to OPRA.

(E) The minimum price increment for responses shall be the same as provided in subparagraph (a)(3) above.

(F) A response size at any given price point may not exceed the size of the Agency Order.

(G) Responses may be cancelled.

(2) Auction Conclusion and Order Allocation. The Auction shall conclude at the sooner of subparagraphs (b)(2)(A) through (E) of Rule 6.51. At the conclusion of the Auction, the Agency Order will be automatically executed in full or cancelled and allocated subject to the following:

(A) The Agency Order will be executed against the solicited order at the proposed execution price, provided that:

(i) The execution price must be equal to or better than the BBO. If the execution would take place outside the BBO, the Agency Order and solicited order will be cancelled;

(ii) There are no public customer orders resting in the book on the opposite side of the Agency Order at the proposed execution price. If there are public customer orders and there is sufficient size (considering all resting orders, electronic quotes and responses) to execute the Agency Order, the Agency Order will executed against these interests and the solicited order will be cancelled. If there are public customer orders and there is not sufficient size (considering all resting orders, electronic quotes and responses), both the Agency Order and the solicited order will be cancelled; and

(iii) There is insufficient size to execute the Agency Order at an improved price(s). If there is sufficient size (considering all resting orders, electronic quotes and responses) to execute the Agency Order at an improved price(s) that is equal or better than the BBO, the Agency Order will execute at the improved price(s) and the solicited order will be cancelled.

. . . Interpretations and Policies:

.01 Complex orders may be executed through the Auction at a net debit or net credit price provided the Auction eligibility requirements in paragraph (a) of this Rule are satisfied and the Agency Order is eligible for the Auction considering its complex order type, order origin code (i.e., non-broker-dealer public customer, broker-dealers that are not Market-Makers or specialists on an options exchange, and/or Market-Makers or specialists on an options exchange), class, and marketability as determined by the Exchange. Order allocation will be the same as in paragraph (b)(2), provided that the complex order priority rules applicable to bids and offers in the individual series legs of a complex order contained in Rule 6.13(c) will continue to apply.

.02 Prior to entering Agency Orders into the Auction on behalf of customers, Initiating Participants must deliver to the customer a written notification informing the customer that his order may be executed using the Exchange's Auction. The written notification must disclose the terms and conditions contained in this Rule and be in a form approved by the Exchange.

.03 Under this Rule, Participants may enter contra orders that are solicited. The Auction provides a facility for Participants that locate liquidity for their customer orders. Participants may not use the Auction to circumvent Rules 6.50 or 6.51 limiting principal transactions. This may include, but is not limited to, Participants entering contra orders that are solicited from (a) affiliated broker-dealers, or (b) broker-dealers with which the Participant has an arrangement that allows the Participant to realize similar economic benefits from the solicited transaction as it would achieve by executing the customer order in whole or in part as principal. Additionally, solicited contra orders entered by Participants to trade against Agency Orders may not be for the account of an Exchange Market-Maker registered in the options class.

[Adopted December 10, 2009; Amended June 17, 2010 (SR-C2-2010-002); Amended September 21, 2012 (SR-C2-2012-034)]

Rule 6.55 Trading on Knowledge of Imminent Undisclosed Solicited Transaction

It will be considered conduct inconsistent with just and equitable principles of trade and a violation of Rule 4.1 for any Participant or person associated with a Participant, who has knowledge of all material terms and conditions of an original order and a solicited order, including a facilitation order, that matches the original order's limit, the execution of which are imminent, to enter, based on such knowledge, an order to buy or sell an option of the same class as an option that is the subject of the original order, or an order to buy or sell the security underlying such class, or an order to buy or sell any related instrument until either (i) all the terms and conditions of the original order and any changes in the terms and conditions of the original order of which that Participant or associated person has knowledge are disclosed to the trading crowd or (ii) the solicited trade can no longer reasonably be considered imminent in view of the passage of time since the solicitation. For purposes of this Rule, an order to buy or sell a "related instrument," means, in reference to an index option, an order to buy or sell securities comprising ten percent or more of the component securities in the index or an order to buy or sell a futures contract on any economically equivalent index. With respect to an SPX option, an OEX option is a related instrument, and vice versa.

[Adopted December 10, 2009; Amended June 17, 2010 (SR-C2-2010-002)]

Section E: Intermarket Linkage

The rules contained in Section E of CBOE Chapter VI relating to the Options Order Protection and Locked/Crossed Market Plan, as such rules may be in effect from time to time, shall apply to C2 and are hereby incorporated into this Chapter. The terms "Exchange" and "CBOE" in Section E of CBOE Chapter VI shall also mean C2 for purposes of this Section.

[Adopted December 10, 2009]

CHAPTER 7

[Reserved]

CHAPTER 8

Market-Makers

Rule 8.1. Initial Market-Maker Registration
Participants registered as Market-Makers have certain rights and bear certain responsibilities beyond those of other Participants. All Market-Makers are designated as specialists on the Exchange for all purposes under the Exchange Act or Rules thereunder.

(a) To register as a Market-Maker, a Participant must file an application in writing on such forms as the Exchange may prescribe. The Exchange reviews applications and considers an applicant's market making ability and such other factors as the Exchange deems appropriate in determining whether to approve an applicant's registration as a Market-Maker.

(b) The registration of any Participant as a Market-Maker may be suspended or terminated by the Exchange upon a determination that such Participant has failed to properly perform as a Market-Maker.

(c) These Rules place no limit on the number of qualifying entities that may become Market-Makers. However, based on system constraints, capacity restrictions or other factors relevant to protecting the integrity of the System, the Board or its designee may limit access to the System, for a period to be determined in the Board's discretion, pending any action required to address the issue of concern to the Board. To the extent that the Board places permanent limitations on access to the System on any Participant(s), such limits shall be objectively determined and submitted to the Commission for approval pursuant to a rule change filing under Section 19(b) of the Exchange Act.

[Adopted December 10, 2009]

Rule 8.2. Continuing Market-Maker Registration
(a) A Participant that has qualified as a Market-Maker may register to make markets in individual classes of options.

(b) In a manner prescribed by the Exchange, a Market-Maker may register (having the obligations of Rule 8.5, as appropriate) in one or more classes of option contracts. The

Exchange may also register a Market-Maker in one or more classes of option contracts. In making such option class registrations, the Exchange shall give attention to (i) the preference of registrants; (ii) the maintenance and enhancement of competition among Market-Makers in each class of contracts; (iii) assuring that financial resources available to a Market-Maker enable him to satisfy the obligations set forth in Rule 8.5 with respect to each class of option contracts to which it is registered; and (iv) the impact additional Market-Makers will have on Exchange systems capacity. Limitations on registrations due to Exchange systems capacity shall be in accordance with Rule 8.11. The Exchange may arrange two or more classes of contracts into groupings and may make registrations to those groupings rather than to individual classes. The Exchange may suspend or terminate any registration of a Market-Maker under this rule and may make additional registrations whenever, in the Exchange's judgment, the interests of a fair and orderly market are best served by such action.

(c) No option class registration shall be made without the Market-Maker's consent to such registration, provided that refusal to accept a registration may be deemed a sufficient cause for termination or suspension of the Market-Maker.

(d) Market-Maker Option Class Registration. Absent an exemption by the Exchange, an option class registration of a Market-Maker confers the right to quote in that product. A Market-Maker may change its registered classes upon advance notification to the Exchange in a form and manner prescribed by the Exchange.

Each Trading Permit held by a Market-Maker has a registration credit of 1.0. A Market-Maker may select for each Trading Permit the Market-Maker holds any combination of option classes, whose aggregate registration cost does not exceed 1.0. Option class "registration costs" are set forth below:

Option Class	**Registration Cost**
SPXPM	1.0
All other options	.001

(e) A Trading Permit Holder or prospective Trading Permit Holder adversely affected by a determination made by the Exchange under this Rule, including the denial of a registration in a particular class, may obtain a review thereof in accordance with the provisions of Chapter XIX.

[Adopted December 10, 2009; Amended September 30, 2010 (SR-C2-2010-004); Amended September 30, 2011 (SR-C2-2011-023); Amended June 28, 2012 (SR-C2-2012-019)]

Rule 8.4. Good Standing for Market-Makers

(a) To remain in good standing as a Market-Maker, the Market-Maker must:

(1) continue to meet the requirements established in Exchange Act Rule 15c3-1(a)(6)(i) and the general requirements for Permit Holders set forth in Chapter 3 of these Rules and the Market-Maker requirements set forth in Chapter 8 of these Rules.

(2) continue to satisfy the Market-Maker qualification requirements specified by the Exchange, as amended from time to time by the Exchange;

(3) comply with the Rules of the Exchange as well as the rules of the Clearing Corporation and the Federal Reserve Board; and,

(4) pay on a timely basis such participation, transaction and other fees as the Exchange shall prescribe.

(b) The good standing of a Market-Maker may be suspended, terminated or otherwise withdrawn, as provided in the Rules, if any of said conditions for approval cease to be maintained or the Market-Maker violates any of its agreements with the Exchange or any of the provisions of the Rules.

[Adopted December 10, 2009; Amended June 17, 2010 (SR-C2-2010-002)]

Rule 8.5. Obligations of Market-Makers

(a) In registering as a Market-Maker, a Participant commits itself to various obligations. Transactions of a Market-Maker in its market making capacity must constitute a course of dealings reasonably calculated to contribute to the maintenance of a fair and orderly market, and Market-Makers should not make bids or offers or enter into transactions that are inconsistent with such course of dealings. Ordinarily, Market Makers are expected to adhere to the following obligations:

(1) During trading hours a Market-Maker must maintain a continuous two-sided market in 60% of the non-adjusted option series of each registered class that have a time to expiration of less than nine months. For purposes of this subparagraph, "continuous" means 90% of the time. If a technical failure or limitation of the System prevents a Market-Maker from maintaining, or from communicating to the Exchange, timely and accurate quotes in a series, the duration of such failure shall not be considered in determining whether that Market-Maker has satisfied the 90% quoting standard with respect to that series. An "adjusted option series" is an option series wherein, as a result of a corporate action by the issuer of the underlying security, one option contract in the series represents the delivery of other than 100 shares of underlying stock or Units. This obligation does not apply to intra-day add-on series on the day during which such series are added for trading. The Exchange may consider other

exceptions to this obligation based on demonstrated legal or regulatory requirements or other mitigating circumstances.

(2) Engage, to a reasonable degree under the existing circumstances, in dealings for their own accounts when there exists, or it is reasonably anticipated that there will exist, a lack of price continuity, a temporary disparity between the supply of (or demand for) a particular option contract, or a temporary distortion of the price relationships between option contracts of the same class.

(3) Compete with other Market-Makers in all classes in which the Market-Maker is registered to trade.

(4) Update quotations in response to changed market conditions in all classes in which the Market-Maker is registered to trade.

(5) Maintain active markets in all classes in which the Market-Maker is registered.

(6) Make markets that will be honored for the number of contracts entered into the System in all classes of options in which the Market-Maker is registered to trade.

(b) Market-Makers should not effect purchases or sales on the Exchange except in a reasonable and orderly manner.

(c) If the Exchange finds any substantial or continued failure by a Market-Maker to engage in a course of dealings as specified in paragraph (a) of this Rule, such Market-Maker will be subject to disciplinary action or suspension or revocation of registration in one or more of the securities in which the Market-Maker is registered. Nothing in this Rule will limit any other power of the Board under these Rules, or procedures of the Exchange with respect to the registration of a Market-Maker or in respect of any violation by a Market-Maker of the provisions of this Rule.

(d) A Market-Maker may be called upon by an Exchange official designated by the Board of Directors to submit a single quote or maintain continuous quotes in one or more series of a class to which the Market-Maker is appointed whenever, in the judgment of such official, it is necessary to do so in the interest of maintaining a fair and orderly market.

. . . Interpretations and Policies:

.01 When the underlying security for a class is in a limit up-limit down state, as defined in Rule 6.39, Market-Makers shall have no quoting obligations in the class.

[Adopted December 10, 2009; Amended November 28, 2011 (SR-C2-2011-033); Amended July 11, 2012 (SR-C2-2012-022); Amended April 8, 2013 (SR-C2-2013-013); Amended April 9, 2013 (SR-C2-2013-008)]

Rule 8.6. Market-Maker Firm Quotes

(a) Market-Maker bids and offers are firm for all orders under this Rule and Rule 602 of Regulation NMS under the Exchange Act ("Rule 602") for the number of contracts specified in the bid or offer.

(b) Market-Maker bids and offers are not firm under this Rule and Rule 602 if:
(1) a system malfunction or other circumstance impairs the Exchange's ability to disseminate or update market bids and offers in a timely and accurate manner;
(2) the level of trading activities or the existence of unusual market conditions is such that the Exchange is incapable of collecting, processing, and making available to quotation vendors the data for the option in a manner that accurately reflects the current state of the market on the Exchange;
(3) during the pre-opening; or
(4) any of the circumstances provided in paragraph (c)(4) of Rule 602 exist.

[Adopted December 10, 2009]

Rule 8.7. Securities Accounts and Orders of Market-Makers
(a) *Identification of Accounts*. In a manner prescribed by the Exchange, each Market-Maker shall file with the Exchange and keep current a list identifying all accounts for stock, options and related securities trading in which the Market-Maker may, directly or indirectly, engage in trading activities or over which it exercises investment discretion. No Market-Maker shall engage in stock, options or related securities trading in an account which has not been reported pursuant to this Rule.

(b) *Reports of Orders*. Each Market-Maker shall, in the prescribed form, report to the Exchange every order entered by the Market-Maker for the purchase or sale of (i) a security underlying options traded on the Exchange, or (ii) a security convertible into or exchangeable for such underlying security, as well as opening and closing positions in all such securities held in each account reported pursuant to paragraph (a) of this Rule. The report pertaining to orders must include the terms of each order, identification of the brokerage firms through which the orders were entered, the times of entry or cancellation, the times report of execution were received and, if all or part of the order was executed, the quantity and execution price.

(c) *Joint Accounts*. No Market-Maker shall, directly or indirectly, hold any interest or participate in any joint account for buying or selling any options contract unless each participant in such joint account is a Participant and unless such account is reported to, and not disapproved by, the Exchange. Such reports in a form prescribed by the Exchange shall be filed with the Exchange before any transaction is effected on the Exchange for such joint account. A participant in a joint account must:
(1) Be either a Market-Maker or a Clearing Participant that carries the joint account.
(2) File and keep current a completed application on such form as is prescribed by the Exchange.
(3) Be jointly and severally responsible for assuring that the account complies with all the Rules of the Exchange.

(4) Not be a Market-Maker registered to the same option classes to which the joint account holder is also registered as a Market-Maker.

[Adopted December 10, 2009]

Rule 8.8. Financial Requirements for Market Makers

(a) Each Market-Maker shall maintain net capital sufficient to comply with the requirements of Exchange Act Rule 15c3-1. Each Market-Maker which is a Clearing Participant shall also maintain net capital sufficient to comply with the requirements of the Clearing Corporation.

[Adopted December 10, 2009]

Rule 8.9. Limitations on Dealings

Market-Makers shall maintain information barriers that are reasonably designed to prevent the misuse of material, non-public information with any affiliates that may conduct a brokerage business in option classes registered to the Market-Maker or that may act as specialist or market-maker in any security underlying options registered to the Market-Maker, and otherwise comply with the requirements of CBOE Rule 4.18 regarding the misuse of material non-public information.

[Adopted December 10, 2009]

Rule 8.10. Financial Arrangements of Market-Makers

Each Market-Maker who makes an arrangement to finance its transactions as a Market-Maker must identify to the Exchange the source of the financing and its terms. The Exchange must be informed immediately of the intention of any party to terminate or change any such arrangement.

[Adopted December 10, 2009]

Rule 8.11. Maximum Number of Market-Makers Quoting per Product

(a) *General.* The Exchange will impose an upper limit on the aggregate number of Market-Makers that may quote in each product ("Class Quoting Limit" or "CQL"). (For purposes of this Rule, the term "product" refers to all options of the same single underlying security/value.) Currently, the CQL is set at 50 Market-Makers.

All Market-Makers that request the ability to submit quotes in a product will be entitled to quote in that product in the order in which they so request provided the number of Market-Makers quoting electronically in the product does not exceed the CQL. When the number of Market-Makers in the product quoting electronically equals the CQL, all other

Market-Makers requesting the ability to quote electronically in that product will be wait-listed in the order in which they submitted the request. The waiting list operates based on time priority. When the product can accommodate another quoter (whether due to attrition or an increase in the CQL), the Market-Maker at the "top" of the list (*i.e.*, the Market-Maker that has been on the waiting list the longest amount of time) has priority. Once a Market-Maker is wait-listed, the Exchange may not alter its position on the wait-list other than to improve such position (*i.e.*, the Exchange may not place other Market-Makers ahead of a previously wait-listed Market-Maker). If a wait-listed Market-Maker is offered, yet refuses, the ability to quote in the subject product, the Market-Maker will be removed from that waiting list.

(b) *Increasing the Class Quoting Limit.* The President of the Exchange (or in his absence his designee, who must be a Senior Vice President of the Exchange or higher) may increase the CQL for an existing or new product if the President determines that it would be appropriate. When the CQL increases pursuant to the President exercising his authority in accordance with this paragraph, Market-Makers on the wait-list for that product (if applicable) have first priority and remaining capacity will be filled on a time priority basis. The President (or his designee), in his discretion, may determine to reduce the CQL ("reduced CQL") if the President determines that it would be appropriate, provided, however, that any reduction must be undertaken in accordance with the following procedure. If a Market-Makers changes its registration and ceases quoting in that class after the President (or his designee) has determined to decrease the CQL, the "increased" CQL will decrease by one until such time that the number of remaining Market-Makers quoting in the product equals the "reduced CQL." From that point forward, the number of Market-Makers quoting in the product may not exceed the "reduced CQL." Any actions taken by the President of the Exchange pursuant to this paragraph will be submitted to the Commission in a rule filing pursuant to Section 19(b)(3)(A) of the Exchange Act.

(c) *Announcements Regarding, or Changes to, Class Quoting Limits.* The Exchange will announce all changes regarding Class Quoting Limits via Information Circular. The Exchange may increase the CQL levels by submitting to the Commission a rule filing pursuant to Section 19(b)(3)(A) of the Exchange Act. The Exchange may decrease the CQL levels established above upon Commission approval of a rule filing submitted pursuant to Section 19(b)(2) of the Exchange Act.

(d) *Termination for Inactivity.* In the event a Market-Maker who is registered in an option class has not submitted any quotes in that option class during the preceding 30 calendar days (measured on a rolling basis), then the Market-Maker's registration in that option class will be terminated effective immediately. The Market-Maker can subsequently request a registration in the option class. If there is a wait-list for the class, then Market-Maker will be placed on the wait-list for the option class. The Exchange will notify the Market-Maker prior to terminating its registration, and the Exchange can make exceptions to this policy in unusual circumstances.

[Adopted December 10, 2009]

Rule 8.12. Quote Risk Monitor Mechanism
Each Market-Maker who is obligated to provide and maintain continuous electronic quotes pursuant to Rule 8.5 may establish parameters by which the Exchange will activate the Quote Risk Monitor ("QRM") Mechanism. Market-Makers that use the QRM Mechanism shall specify, for each such option class in which the Market-Maker is engaged in trading, a maximum number of contracts for such option class (the "Contract Limit") and a rolling time period in seconds within which such Contract Limit is to be measured (the "Measurement Interval"). When the Exchange determines that the Market-Maker has traded more than the Contract Limit for such option class during any rolling Measurement Interval, the QRM Mechanism shall cancel all electronic quotes that are being disseminated with respect to that Market-Maker in that option class until the Market-Maker refreshes those electronic quotes.

[Adopted November 14, 2011 (SR-C2-2011-034)]

Rule 8.13. Preferred Market-Maker Program

(a) *Generally.* The Exchange may allow, on a class-by-class basis, for the receipt of marketable orders, through the Exchange's system when the Exchange's disseminated quote is the NBBO, that carry a designation from the member transmitting the order that specifies a Market-Maker in that class as the "Preferred Market-Maker" for that order. A qualifying recipient of a Preferred Market-Maker order shall be afforded a participation entitlement as set forth in subparagraph (c) below.

(b) *Eligibility.* Any Exchange Market-Maker may be designated as a Preferred Market-Maker, however, the system is programmed so that a recipient of a Preferred Market-Maker order will only receive a participation entitlement for such order if the following provisions are met:

(i) The Preferred Market-Maker is registered in the relevant option class.

(ii) The Preferred Market-Maker is quoting at the best bid/offer on the Exchange.

(c) *Entitlement Rate.* Provided the provisions of subparagraph (b) above have been met, the Preferred Market-Maker participation entitlement shall be 40% when there are two or more Market-Makers also quoting at the best bid/offer on the Exchange, and 50% when there is only one other Market-Maker quoting at the best bid/offer on the Exchange. In addition, the following shall apply:

(i) A Preferred Market-Maker may not be allocated a total quantity greater than the quantity that the Preferred Market-Maker is quoting at the best bid/offer on the Exchange.

(ii) The participation entitlement rate is based on the number of contracts remaining after all public customer orders in the book at the best bid/offer on the Exchange have been satisfied.

(iii) If a Preferred Market-Maker receives a participation entitlement under this Rule, then no other participation entitlements shall apply to such order.

(d) Quoting Obligations: The Preferred Market-Maker must comply with the quoting obligations applicable under Exchange rules and must provide continuous electronic quotes in at least 90% of the non-adjusted option series (as defined in Rule 8.5(a)(1)) of each class for which it receives Preferred Market-Maker orders. For purposes of this subparagraph, "continuous" means 99% of the time. If a technical failure or limitation of the System prevents a Preferred Market-Maker from maintaining, or from communicating to the Exchange, timely and accurate quotes in a series, the duration of such failure shall not be considered in determining whether that Preferred Market-Maker has satisfied the 99% quoting standard with respect to that series. The Exchange may consider other exceptions to this obligation based on demonstrated legal or regulatory requirements or other mitigating circumstances.

. . . Interpretations and Policies:

.01 The Exchange may allow, on a class-by-class basis, for the receipt of Preferred Market-Maker complex orders through the complex order book (COB) and/or complex order RFR auction (COA) systems, and a qualifying recipient of a Preferred Market-Maker complex order shall be afforded a participation entitlement as set forth below.

(a) Eligibility. Any Exchange Market-Maker may be designated as a Preferred Market-Maker, however, the system is programmed so that a recipient of a Preferred Market-Maker complex order will only receive a participation entitlement for such complex order if the following provisions are met:

(i) The Preferred Market-Maker is registered in the relevant option class.

(ii) With respect to participation entitlements for COB, the Preferred Market-Maker is quoting at the best net priced bid/offer when the order is received.

(iii) With respect to participation entitlements for COA:

(1) at the beginning of the auction, the Preferred Market-Maker is quoting at either (A) the best bid/offer on the Exchange in at least one of the component series of the complex order or (B) the best net priced bid/offer for the complex order; and

(2) at the conclusion of the auction, the Preferred Market-Maker is quoting at the best net priced bid/offer.

(b) Entitlement Rate. Provided the provisions of subparagraph (a) above have been met, the Preferred Market-Maker participation entitlement shall be 40% when there are two or more Market-Makers also quoting at the best net priced bid/offer execution price, and 50% when there is only one other Market-Maker quoting at the best net priced bid/offer execution price. In addition, the following shall apply:

(i) the Preferred Market-Maker would not be allocated a total quantity greater than the quantity that the Preferred Market-Maker is quoting at the best net priced bid/offer execution price;

(ii) the entitlement would be based on the number of contracts remaining after equivalent derived net priced orders and quotes in the book and equivalent net priced public customer complex orders resting in COB that have priority over Preferred Market-Makers in accordance with Rule 6.13; and

(iii) if a Preferred Market-Maker receives a participation entitlement for a complex order resting in COB or a response to COA, then no other participation entitlements for complex orders set forth in Exchange Rules shall apply to complex orders resting in COB or entered in response to COA.

(c) Quoting Obligations: A Preferred Market-Maker is subject to the requirements of paragraph (d) above.

[Adopted April 27, 2010 (SR-C2-2010-001); Amended November 28, 2011 (SR-C2-2011-033); Amended July 11, 2012 (SR-C2-2012-022)]

Rule 8.14. Approval to Act as a DPM

(a) To act as a DPM, a Participant must file an application with the Exchange on such forms as the Exchange may prescribe.

(b) The Exchange shall determine the appropriate number of approved DPMs. Each DPM approval shall be made by the Exchange from among the DPM applications on file with the Exchange, based on the Exchange's judgment as to which applicant is best able to perform the functions of a DPM. Factors to be considered in making such a selection may include, but are not limited to, any one or more of the following:

(1) adequacy of capital;

(2) operational capacity;

(3) trading experience of and observance of generally accepted standards of conduct by the applicant and its associated persons;

(4) regulatory history of and history of adherence to the Rules by the applicant and its associated persons; and

(5) willingness and ability of the applicant and its associated persons to promote the Exchange as a marketplace.

(c) Each applicant for approval as a DPM will be given an opportunity to present any matter that it wishes the Exchange to consider in conjunction with the approval decision. The Exchange may require that a presentation be solely or partially in writing, and may require the submission of additional information from the applicant or persons associated with the applicant. Formal rules of evidence shall not apply to these proceedings.

(d) In selecting an applicant for approval as a DPM, the Exchange may place one or more conditions on the approval, including but not limited to conditions concerning the capital or operations of or persons associated with the applicant, and the number or type of securities that may be allocated to the applicant.

(e) Each DPM shall retain its approval to act as a DPM for one year, unless the Exchange relieves the DPM of its approval and obligations to act as a DPM or the Exchange earlier terminates the DPM's approval to act as a DPM pursuant to Rule 8.20. After each one-year term, a DPM may file an application with the Exchange to renew its approval to act as a DPM on such forms as the Exchange may prescribe, which the Exchange may approve or disapprove in its sole discretion in the same manner and based on the same factors set forth in paragraphs (b) through (d) above, and any other factors that the Exchange deems relevant, including an evaluation of the extent to which the DPM has satisfied its obligations under Rule 8.17.

(f) If pursuant to Rule 8.20 the Exchange terminates or otherwise limits its approval for a Participant to act as a DPM, the Exchange shall have the discretion to do one or both of the following:

(1) approve a DPM on an interim basis, pending the final approval of a new DPM pursuant to paragraphs (a) through (d) of this Rule; and

(2) allocate on an interim basis to another DPM(s) the securities that were allocated to the affected DPM, pending a final allocation of such securities pursuant to Rule 8.15.

Neither an interim approval nor allocation made pursuant to this paragraph (f) should be viewed as a prejudgment with respect to the final approval or allocation.

(g) DPM appointments may not be sold, assigned, or otherwise transferred without prior written approval of the Exchange.

[Adopted October 18, 2012 (SR-C2-2012-024)]

Rule 8.15. Allocation of Securities to DPMs

(a) The Exchange shall determine for each security traded on the Exchange whether the security should be allocated to a DPM and, if so, to which DPM the security should be allocated.

(b) The Exchange may consider any information that the Exchange believes will be of assistance to it in making determinations pursuant to paragraph (a) of this Rule. Factors to be considered in making such determinations may include, but are not limited to, any one or more of the following: performance, volume, capacity, market performance commitments, operational factors, efficiency, competitiveness, environment in which the security will be traded, expressed preferences of issuers, and recommendations of Exchange committees.

(c) During a DPM's term, the Exchange may remove the allocation of a security to the DPM, and may reallocate the applicable security pursuant to paragraph (a) of this Rule, if the DPM fails to adhere to any market performance commitments made by the DPM in connection with receiving the allocation. Any determination made pursuant to paragraph (a) of this Rule may also be changed by the Exchange at any time if the Exchange concludes that a change is in the best interests of the Exchange based on operational factors or efficiency.

(d) Prior to taking any action pursuant to paragraph (c) of this Rule, except when expeditious action is required, the Exchange shall notify the DPM involved of the reasons the Exchange is considering taking action pursuant to paragraph (c) of this Rule and the kind of action that is under consideration, and shall either convene one or more informal meetings with the DPM to discuss the matter, or shall provide the DPM with the opportunity to submit a written statement to the Exchange. Ordinarily, neither counsel for the Exchange nor counsel for the DPM shall be invited to any such informal meetings, and no verbatim record of the meetings shall be kept.

(e) The allocation of a security to a DPM does not convey ownership rights in such allocation or in the order flow associated with such allocation.

(f) In allocating and reallocating securities to DPMs, the Exchange shall act in accordance with any limitation or restriction on the allocation of securities that is established pursuant to another Exchange rule.

. . . Interpretations and Policies:

.01 Subject to Rule 8.14(f), the Exchange may reallocate a security pursuant to paragraph (a) of this Rule at the end of a DPM's one-year term, in the event that the security is removed pursuant to another Exchange Rule from the DPM to which the security has been allocated, or in the event that for some other reason the DPM to which the security has been allocated no longer retains such allocation.

[Adopted October 18, 2012 (SR-C2-2012-024)]

Rule 8.16. Conditions on the Allocation of Securities to DPMs

(a) The Exchange may establish (1) restrictions applicable to all DPMs on the concentration of securities allocable to a single DPM and to affiliated DPMs and (2) minimum eligibility standards applicable to all DPMs, which must be satisfied in order for a DPM to receive

allocations of securities, including but not limited to standards relating to adequacy of capital and operational capacity.

(b) The Exchange has the authority under the Rules to restrict the ability of particular DPMs to receive allocations of securities, including but not limited to, Rule 8.14(d) and Rule 8.20.

[Adopted October 18, 2012 (SR-C2-2012-024)]

Rule 8.17. DPM Obligations

(a) *Dealer Transactions.* Each DPM shall fulfill all of the obligations of a Market-Maker under the Rules, and shall satisfy each of the following requirements in respect of each of the securities allocated to the DPM. To the extent that there is any inconsistency between the specific obligations of a DPM set forth in this Rule 8.17 and the general obligations of a Market-Maker under the Rules, this Rule 8.17 shall govern. Each DPM shall:

(1) provide continuous quotes in at least the lesser of 99% of the non-adjusted option series (as defined in Rule 8.5(a)(1)) or 100% of the non-adjusted option series minus one call-put pair of each option class allocated to it, with the term "call-put pair" referring to one call and one put that cover the same underlying instrument and have the same expiration date and exercise price, and assure that its disseminated market quotations are accurate. This obligation does not apply to intra-day add-on series on the day during which such series are added for trading. For purposes of this subparagraph (a)(1), "continuous" means 90% of the time. If a technical failure or limitation of the System prevents a DPM from maintaining, or from communicating to the Exchange, timely and accurate quotes in a series, the duration of such failure shall not be considered in determining whether that DPM has satisfied the 90% quoting standard with respect to the series;

(2) assure that each of its displayed market quotations are for the number of contracts required by Rule 8.6(a);

(3) segregate in a manner prescribed by the Exchange (A) all transactions consummated by the DPM in securities allocated to the DPM and (B) any other transactions consummated by or on behalf of the DPM that are related to the DPM's DPM business;

(4) not initiate a transaction for the DPM's own account that would result in putting into effect any stop or stop limit order that may be in the Book and when the DPM guarantees that the stop or stop limit order will be executed at the same price as the electing transaction. The restrictions set forth in this subparagraph (a)(4) apply to stop or stop limit orders only if the terms of such orders are visible to the DPM or if such orders are handled by the DPM; and

(5) ensure that a trading rotation is initiated promptly following the opening of the underlying security (or promptly after 8:30 a.m. (CT) in an index class) in accordance with Rule 6.11 in 100% of the series of each allocated class by entering opening quotes as necessary.

(b) *Agency Transactions.* A DPM shall not execute orders as an agent in its allocated option classes.

(c) *Other Obligations.* In addition to the obligations described in paragraphs (a) and (b) of this Rule, a DPM shall fulfill each of the following obligations:

(1) resolve disputes relating to transactions in the securities allocated to the DPM, subject to Exchange official review, upon the request of any party to the dispute;

(2) make competitive markets on the Exchange and otherwise promote the Exchange in a manner that is likely to enhance the ability of the Exchange to compete successfully for order flow in the classes it trades;

(3) promptly inform the Exchange of any material change in the financial or operational condition of the DPM;

(4) supervise all persons associated with the DPM to assure compliance with the Rules;

(5) segregate in a manner prescribed by the Exchange the DPM's business and activities as a DPM from the DPM's other businesses and activities; and

(6) continue to act as a DPM and to fulfill all of the DPM's obligations as a DPM until its DPM appointment has lapsed, the Exchange relieves the DPM of its approval and obligations to act as a DPM, or the Exchange terminates the DPM's approval to act as a DPM pursuant to Rule 8.20.

(d) *Obligations of DPM Associated Persons.* Each person associated with a DPM shall be obligated to comply with the provisions of paragraphs (a), (b), and (c) of this Rule when acting on behalf of the DPM.

(e) *Requirements to Hold Trading Permit.* Each DPM shall hold such number of Trading Permits as may be necessary based on the aggregate "registration cost" for the classes allocated to the DPM. Each Trading Permit held by the DPM has a registration credit of 1.0. The registration costs for the classes allocated to the DPM organization are set forth in Rule 8.2(d).

For example, if the DPM has been allocated such number of option classes that its aggregate registration cost is 1.6, the DPM would be required to hold two Trading Permits. The Exchange may change at any time the registration cost of any option class; upon any such change, each DPM will be required to hold the appropriate number of Trading Permits reflecting the revised registration costs of the classes that have been allocated to it. Additionally, a DPM is required to hold the appropriate number of Trading Permits at the time a new option class allocated to it pursuant to Rule 8.15 begins trading.

In the event a Participant approved as a DPM is also approved to act as a Market-Maker and has excess Trading Permit capacity above the aggregate registration cost for the classes allocated to it as the DPM, the Participant may utilize the excess Trading Permit capacity to quote in an appropriate number of classes in the capacity of a Market-Maker. For example,

if the DPM has been allocated such number of option classes that its aggregate registration cost is 1.6, the Participant could request an appointment as a Market-Maker in any combination of option classes whose aggregate registration cost does not exceed .40. The Participant will not function as a DPM in any of these additional classes. In the event the Participant utilizes any excess Trading Permit capacity to quote in some additional classes as a Market-Maker, it must comply with the provisions of Rule 8.2.

. . . Interpretations and Policies:

.01 Willingness to promote the Exchange as a marketplace includes assisting in meeting and educating market participants (and taking the time for travel related thereto), maintaining communications with Participants in order to be responsive to suggestions and complaints, responding to suggestions and complaints, and other like activities.

.02 When the underlying security for a class is in a limit up-limit down state, as defined in Rule 6.39, DPMs shall have no quoting obligations in the class.

[Adopted October 18, 2012 (SR-C2-2012-024); Amended April 8, 2013 (SR-C2-2013-013); Amended April 9, 2013 (SR-C2-2013-008)]

Rule 8.18. DPM Financial Requirements

Each DPM shall maintain (a) net liquidating equity in its DPM account of not less than $100,000, and in conformity with such guidelines as the Exchange may establish from time to time, and (b) net capital sufficient to comply with the requirements of Exchange Act Rule 15c3-1. Each DPM which is a Clearing Participant shall also maintain net capital sufficient to comply with the requirements of the Clearing Corporation.

[Adopted October 18, 2012 (SR-C2-2012-024)]

Rule 8.19. Participation Entitlement of DPMs

(a) Subject to the review of the Board, the Exchange may establish from time to time a participation entitlement formula that is applicable to all DPMs.

(b) The participation entitlement for DPMs shall operate as follows:

(1) *Generally.*

(A) To be entitled to a participation entitlement, the DPM must be quoting at the BBO.

(B) A DPM may not be allocated a total quantity greater than the quantity that the DPM is quoting at the BBO.

(C) The participation entitlement is based on the number of contracts remaining after all public customer orders in the Book at the BBO have been satisfied.

(2) *Participation Rates Applicable to DPMs.* The collective DPM participation entitlement shall be: 50% when there is one Market-Maker also quoting at the BBO and 40% when there are two or more Market-Makers also quoting at the BBO. If only the DPM is quoting at BBO (with no Market-Makers quoting at the BBO), the participation entitlement shall not be applicable and the allocation procedures under Rule 6.12 shall apply.

(3) *Participation Entitlement in Instances Where a Preferred Market-Maker Receives a Participation Entitlement Pursuant to Rule 8.13.* A DPM will not receive its participation entitlement set forth in this Rule in trades for which a Preferred Market-Maker receives a participation entitlement pursuant to Rule 8.13, based on the order priority determined by the Exchange under Rule 6.12.

. . . Interpretations and Policies:

.01 Notwithstanding subparagraph (b)(2) above, the Exchange may establish a lower DPM participation rate on a product-by-product basis for newly listed products or products that are being allocated to a DPM for the first time. Notification of such lower participation rate shall be provided to Participants through a Regulatory Circular.

.02 Rule 8.17(a)(1) does not require a DPM to provide continuous quotes in intra-day add-on series on the day during which such series are added for trading. However, a DPM may still receive a participation entitlement in such series if it elects to quote in such series and otherwise satisfies the requirements set forth in Rule 8.19(b).

.03 Where the underlying security for a class is in a limit up-limit down state, as defined in Rule 6.39, DPMs shall have no quoting obligations in the class. However, a DPM may receive a participation entitlement in series of such a class when the underlying security has entered a limit up-limit down state if it elects to quote in such series and otherwise satisfies the requirements set forth in Rule 8.19(b).

[Adopted October 18, 2012 (SR-C2-2012-024); Amended April 8, 2013 (SR-C2-2013-013); Amended April 9, 2013 (SR-C2-2013-008)]

Rule 8.20. Termination, Conditioning, or Limiting Approval to Act as a DPM

(a) The Exchange may terminate, place conditions upon, or otherwise limit a Participant's approval to act as a DPM under any one or more of the following circumstances:

(1) if the Participant incurs a material financial or operational change;

(2) if the Participant fails to comply with any of the requirements under this Chapter 8 regarding DPM obligations and responsibilities (including, but not limited to, any conditions imposed under Rule 8.14(d), Rule 8.16(a)(2), or this Rule 8.20); or

(3) if for any reason the TPH organization should no longer be eligible for approval to act as a DPM or to be allocated a particular security or securities.

Before the Exchange takes action to terminate, condition, or otherwise limit a Participant's approval to act as a DPM, the Participant will be given notice of such possible action and an opportunity to present any matter which it wishes the Exchange to consider in determining whether to take such action. Such proceedings shall be conducted in the same manner as Exchange proceedings concerning DPM approvals, which are governed by Rule 8.14(c).

(b) Notwithstanding the provisions of paragraph (a) of this Rule, the Exchange has the authority to immediately terminate, condition, or otherwise limit a Participant's approval to act as a DPM if it incurs a material financial or operational change warranting such action or if the Participant fails to comply with any of the financial requirements of Rule 8.18.

(c) Limiting a Participant's approval to act as a DPM may include, among other things, limiting or withdrawing the Participant's DPM participation entitlement provided for under 8.19 and withdrawing the right of the Participant to act in the capacity of a DPM in a particular security or securities that have been allocated to the Participant.

(d) If a Participant's approval to act as a DPM is terminated, conditioned, or otherwise limited by the Exchange pursuant to this Rule, the Participant may seek review of that decision under Chapter 19 of the Rules.

[Adopted October 18, 2012 (SR-C2-2012-024)]

Rule 8.21. Limitations on Dealings of DPMs and Affiliated Persons of DPMs

A DPM shall maintain information barriers that are reasonably designed to prevent the misuse of material, non-public information with any affiliates that may conduct a brokerage business in option classes allocated to the DPM or act as a specialist or market-maker in any security underlying options allocated to the DPM, and otherwise comply with the requirements of CBOE Rule 4.18 regarding the misuse of material non-public information. A DPM shall provide its information barriers to the Exchange and obtain prior written approval.

[Adopted October 18, 2012 (SR-C2-2012-024)]

CHAPTER 9
Doing Business with the Public

The rules contained in CBOE Chapter IX, as such rules may be in effect from time to time, shall apply to C2 and are hereby incorporated into this Chapter. C2 Participants shall comply with CBOE Chapter IX as if such rules were part of the C2 Rules. Unless the context dictates otherwise, the following terms, or any variations of these terms, from CBOE Chapter IX shall have the following meanings for purposes of this Chapter: "Exchange" and "CBOE" shall mean C2; "Floor" shall mean "System"; "Trading Permit Holder" (i.e., CBOE Trading Permit Holder) shall mean "Participant" or "Permit Holder"; and "Clearing Trading Permit Holder" shall mean "Clearing Participant."

[Adopted December 10, 2009; Amended June 17, 2010 (SR-C2-2010-002)]

CHAPTER 10
Closing Transactions

The rules contained in CBOE Chapter X, as such rules may be in effect from time to time, shall apply to C2 and are hereby incorporated into this Chapter. C2 Participants shall comply with CBOE Chapter X as if such rules were part of the C2 Rules. Unless the context dictates otherwise, the following terms, or any variations of these terms, from CBOE Chapter X shall have the following meanings for purposes of this Chapter: "Exchange" and "CBOE" shall mean C2; "Trading Permit Holder" (i.e., CBOE Trading Permit Holder) shall mean "Participant" or "Permit Holder"; "Clearing Trading Permit Holder" shall mean "Clearing Participant"; and "floor of the Exchange" shall mean "System."

Notwithstanding the above paragraph, the following Rules from CBOE Chapter IX shall not apply to C2: All of Part B – Stocks Warrants, and Other Securities (Rules 10.10 – 10.22).

[Adopted December 10, 2009; Amended June 17, 2010 (SR-C2-2010-002)]

CHAPTER 11
Exercises and Deliveries

The rules contained in CBOE Chapter XI, as such rules may be in effect from time to time, shall apply to C2 and are hereby incorporated into this Chapter. C2 Participants shall comply with CBOE Chapter XI as if such rules were part of the C2 Rules. Unless the context dictates otherwise, the following terms, or any variations of these terms, from CBOE Chapter XI shall have the following meanings for purposes of this Chapter: "Exchange" and "CBOE" shall mean C2; "Trading Permit Holder" (i.e., CBOE Trading Permit Holder) shall mean "Participant" or "Permit Holder"; and "Clearing Trading Permit Holder" shall mean "Clearing Participant."

[Adopted December 10, 2009; Amended June 17, 2010 (SR-C2-2010-002)]

CHAPTER 12
Margins

The rules contained in CBOE Chapter XII, as such rules may be in effect from time to time, shall apply to C2 and are hereby incorporated into this Chapter. C2 Participants shall comply with CBOE Chapter XII as if such rules were part of the C2 Rules. Unless the context dictates otherwise, the following terms, or any variations of these terms, from CBOE Chapter XII shall have the following meanings for purposes of this Chapter: "Exchange" and "CBOE" shall mean C2; "Trading Permit Holder" (i.e., CBOE Trading Permit Holder) shall mean "Participant" or "Permit Holder"; and "Clearing Trading Permit Holder" shall mean "Clearing Participant."

[Adopted December 10, 2009; Amended June 17, 2010 (SR-C2-2010-002)]

CHAPTER 13
Net Capital Requirements

The rules contained in CBOE Chapter XIII, as such rules may be in effect from time to time, shall apply to C2 and are hereby incorporated into this Chapter. C2 Participants shall comply with CBOE Chapter XIII as if such rules were part of the C2 Rules. Unless the context dictates otherwise, the following terms, or any variations of these terms, from CBOE Chapter XIII shall have the following meanings for purposes of this Chapter: "Exchange" and "CBOE" shall mean C2; "Trading Permit Holder" (i.e., CBOE Trading Permit Holder) shall mean "Participant" or "Permit Holder"; and "Clearing Trading Permit Holders" shall mean "Clearing Participants."

[Adopted December 10, 2009; Amended June 17, 2010 (SR-C2-2010-002)]

CHAPTER 14
[Reserved]

CHAPTER 15
Records, Reports and Audits

The rules contained in CBOE Chapter XV, as such rules may be in effect from time to time, shall apply to C2 and are hereby incorporated into this Chapter. C2 Participants shall comply with CBOE Chapter XV as if such rules were part of the C2 Rules. Unless the context dictates otherwise, the following terms, or any variations of these terms, from CBOE Chapter XV shall have the following meanings for purposes of this Chapter: "Exchange" and "CBOE" shall mean C2; "Trading Permit Holder" (i.e., CBOE Trading Permit Holder) shall mean "Participant" or "Permit Holder"; "Clearing Trading Permit Holder" shall mean "Clearing Participant"; "Department of Compliance" shall mean "Exchange"; "Department of Financial and Sales Practice Compliance" shall mean "Exchange"; "Department of Member Firm Regulation" shall mean "Exchange"; and "trading floor" shall mean "System."

[Adopted December 10, 2009; Amended June 17, 2010 (SR-C2-2010-002)]

CHAPTER 16
Summary Suspension

The rules contained in CBOE Chapter XVI, as such rules may be in effect from time to time, shall apply to C2 and are hereby incorporated into this Chapter. C2 Participants shall comply with CBOE Chapter XVI as if such rules were part of the C2 Rules. Unless the context dictates otherwise, the following terms, or any variations of these terms, from CBOE Chapter XVI shall have the following meanings for purposes of this Chapter: "Exchange" and "CBOE" shall mean C2; "Trading Permit Holder" (i.e., CBOE Trading

Permit Holder) shall mean "Participant" or "Permit Holder"; and "Trading Permit" (i.e., CBOE Trading Permit) shall mean "Trading Permit."

[Adopted December 10, 2009; Amended June 17, 2010 (SR-C2-2010-002); Amended May 17, 2011 (SR-C2-2011-003)]

CHAPTER 17
Discipline

The rules contained in CBOE Chapter XVII, as such rules may be in effect from time to time, shall apply to C2 and are hereby incorporated into this Chapter. C2 Participants shall comply with CBOE Chapter XVII as if such rules were part of the C2 Rules. Unless the context dictates otherwise, the following terms, or any variations of these terms, from CBOE Chapter XVII shall have the following meanings for purposes of this Chapter: "Exchange" and "CBOE" shall mean C2; "Trading Permit Holder" (i.e., CBOE Trading Permit Holder) shall mean "Permit Holder"; "Trading Permit Holders" shall mean "Permit Holders"; and "Clearing Trading Permit Holder" shall mean "Clearing Participant." Any references in CBOE Rule 17.50 to Rule 3.23 shall be read to refer to C2 Rule 3.9.

Notwithstanding the above paragraph, with respect to applicability to C2 only, CBOE Rules 17.50(g)(4), 17.50(g)(5) and 17.50(g)(7) are not applicable to C2.

Notwithstanding the above paragraphs, with respect to its applicability to C2 only, CBOE Rule 17.50(g)(6) - Violations of Trading Conduct and Decorum Policies - will be replaced in its entirety with the following:

(6) Failure to Attend Exchange-Mandated Educational Training

A fine may be imposed upon a Trading Permit Holder or persons associated with Trading Permit Holders in accordance with the fine schedule set forth below for failure to attend Exchange-mandated educational training (per Rule 6.46).

Number of Offenses in Any Rolling Twenty-Four Month Period	***Fine Amount***
1st Offense	$1,000
2nd Offense	$2,500
Subsequent Offenses	$5,000

Notwithstanding the above paragraph, with respect to its applicability to C2 only, CBOE Rule 17.50(g)(14) and (19) will be replaced in their entirety with the following:

(14) Failure to Meet C2 Quoting Obligations

A fine shall be imposed upon a Market-Maker, Preferred Market-Maker or DPM (as applicable) in accordance with the fine schedule set forth below for failure to meet its continuous quoting obligations (Rule 8.5(a)(1), Rule 8.13(d) and Rule 8.17(a)(1), respectively).

Number of Offenses in Any Rolling Twenty-Four Month Period	*Fine Amount*
1st Offense	$2,000 to $4,000
2nd Offense	$4,000 to $5,000
Subsequent Offenses	$5,000 or Referral to Business Conduct Committee

(19) Failure to Conduct or Participate in Mandatory Systems Testing (Rule 6.34(e))

A fine shall be imposed upon a Participant who fails to conduct or participate in the testing of computer systems or fails to provide required reports or maintain required documentation in violation of Rule 6.34(e). Such fines shall be imposed on the basis of the following schedule:

Number of Offenses in One Calendar Year	*Fine Amount*
1st Offense	$250
2nd Offense	$500
3rd Offense	$1,000
4th Offense	$2,000
Subsequent Offenses	Referral to Business Conduct Committee

[Adopted December 10, 2009; Amended June 17, 2010 (SR-C2-2010-002); Amended January 26, 2012 (SR-C2-2012-005); Amended September 4, 2012 (SR-C2-2012-031); Amended September 4, 2012 (SR-C2-2012-032); Amended October 18, 2012 (SR-C2-2012-024); Amended November 22, 2012 (SR-C2-2012-036)]

CHAPTER 18
Arbitration

The rules contained in CBOE Chapter XVIII, as such rules may be in effect from time to time, shall apply to C2 and are hereby incorporated into this Chapter. C2 Participants shall comply with CBOE Chapter XVIII as if such rules were part of the C2 Rules.

Unless the context dictates otherwise, the following terms, or any variations of these terms, from CBOE Chapter XVIII shall have the following meanings for purposes of this Chapter: "Exchange" and "CBOE" shall mean C2; "Trading Permit Holder" (i.e., CBOE Trading Permit Holder) shall mean "Participant" or "Permit Holder"; and "Clearing Trading Permit Holder" shall mean "Clearing Participant."

[Adopted December 10, 2009; Amended June 17, 2010 (SR-C2-2010-002)]

CHAPTER 19
Hearings and Review

The rules contained in CBOE Chapter XIX, as such rules may be in effect from time to time, shall apply to C2 and are hereby incorporated into this Chapter. C2 Participants shall comply with CBOE Chapter XIX as if such rules were part of the C2 Rules. Unless the context dictates otherwise, the following terms, or any variations of these terms, from CBOE Chapter XIX shall have the following meanings for purposes of this Chapter: "Exchange" and "CBOE" shall mean C2; "Constitution" shall mean "Bylaws"; "Trading Permit Holder" (i.e., CBOE Trading Permit Holder) shall mean "Participant" or "Permit Holder"; and "membership" shall mean "access".

[Adopted December 10, 2009; Amended June 17, 2010 (SR-C2-2010-002)]

CHAPTERS 20-23
[Reserved]

CHAPTER 24
Index Options

The rules contained in CBOE Chapter XXIV, as such rules may be in effect from time to time, shall apply to C2 and are hereby incorporated into this Chapter. C2 Participants shall comply with CBOE Chapter XXIV as if such rules were part of the C2 Rules. Unless the context dictates otherwise, the following terms, or any variations of these terms, from CBOE Chapter XXIV shall have the following meanings for purposes of this Chapter: "Exchange" and "CBOE" shall mean C2; "Trading Permit Holder" (i.e., CBOE Trading Permit Holder) shall mean "Participant" or "Permit Holder"; "Clearing Trading Permit Holder" shall mean "Clearing Participant"; "trading crowd" shall mean "Exchange"; and "floor of the Exchange" shall mean "System."

Notwithstanding the above paragraph, the following Rules from CBOE Chapter XXIV shall not apply to C2: Rules 24.6 (Days and Hours of Business); 24.7 (Trading Halts, Suspensions, or Primary Market Closure); 24.13 (Trading Rotations); 24.15 (Automatic Execution of Index Options); 24.17 (RAES Eligibility in Broad-Based Index Options and Options on Exchange Traded Funds on Broad Based Indexes); 24.19 (Multi-Class Broad-Based Index Option Spread Orders); 24.20 (SPX Combination Orders); and 24.21 (Index Crowd Space Dispute Resolution Procedures).

...Supplemental Rules to C2 Chapter 24:

(a) In addition to the provisions set forth in CBOE Rule 24.9, P.M.-settled S&P 500 Index options with third-Friday-of-the-month expiration dates may be listed for trading on C2 for a pilot period ending November 2, 2013.

(1) For the duration of the pilot period identified in subparagraph (a), on the last trading day, transactions in expiring PM-settled S&P 500 Index options may be effected on the Exchange between the hours of 8:30 a.m. (Chicago time) and 3:00 pm (Chicago time).

[Adopted December 10, 2009; Amended June 17, 2010 (SR-C2-2010-002); Amended September 30, 2010 (SR-C2-2010-004); Amended November 3, 2010 (SR-C2-2010-008); Amended September 2, 2011 (SR-C2-2011-008); Amended October 7, 2011 (SR-C2-2011-029); Amended October 17, 2011 (SR-C2-2011-030); Amended September 19, 2012 (SR-C2-2012-033)]

FOURTH AMENDED AND RESTATED BYLAWS OF
C2 OPTIONS EXCHANGE, INCORPORATED
ARTICLE I Definitions

Section 1.1. Definitions.

When used in these Bylaws, except as expressly otherwise provided or unless the context otherwise requires:

(a) The term "Act" means the Securities Exchange Act of 1934, as amended.

(b) The term "affiliate" of a Person or "affiliated with" another Person shall have the meaning given to such term in the Rules of the Exchange.

(c) The term "Board" means the Board of Directors of the Corporation.

(d) The term "Corporation" means C2 Options Exchange, Incorporated

(e) The term "Exchange" means the Corporation, its exchange market and any facilities thereof.

(f) The term "Trading Permit Holder" means any individual, corporation, partnership, limited liability company or other entity authorized by the Rules that holds a Trading Permit. If a Trading Permit Holder is an individual, the Trading Permit Holder may also be referred to as an "individual Trading Permit Holder." If a Trading Permit Holder is not an individual, the Trading Permit Holder may also be referred to as a "TPH organization." A Trading Permit Holder is a "member" solely for purposes of the Act; however, one's status as a Trading Permit Holder does not confer on that Person any ownership interest in the Exchange.

(g) The term "Person" shall mean an individual, partnership (general or limited), joint stock company, corporation, limited liability company, trust or unincorporated organization, or any governmental entity or agency or political subdivision thereof.

(h) The term "Rules" means the rules of the Exchange as adopted or amended from time to time.

(i) The term "Trading Permit" shall have the meaning given to such term in the Rules of the Exchange.

(j) The term "associated with an entity" means any partner, officer or director of such entity (or any person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such entity, or any employee of such entity.

(k) The term "Representative Director Nominating Body" shall mean the Industry-Director Subcommittee of the Nominating and Governance Committee if there are at least two Industry Directors on the Nominating and Governance Committee. If the Nominating and Governance Committee has less than two Industry Directors, than the "Representative Director Nominating Body" shall mean the Trading Permit Holders Subcommittee of the Advisory Board.

ARTICLE II Stockholders

Section 2.1. Place of Meetings.

All meetings of stockholders shall be held at such place within or without the State of Delaware as may be designated from time to time by the Board or the Chairman of the Board (or, if there is no Chairman of the Board, the Chief Executive Officer) or, if not so designated, at the principal place of business of the Corporation in Chicago, Illinois.

Section 2.2. Annual Meetings.

If required by applicable law, an annual meeting of stockholders shall be held on the third Tuesday in May of each year or such other date as may be fixed by the Board, at such time as may be designated by the Secretary prior to the giving of notice of the meeting, for the purpose of electing directors to fill expiring terms and any vacancies in unexpired terms and for the transaction of business as may properly come before the meeting. In no event shall the annual meeting date each year be prior to the completion of the process for the nomination of the Representative Directors for that annual meeting as set forth in Sections 3.1 and 3.2.

Section 2.3. Special Meetings.

Special meetings of stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the Certificate of Incorporation of the Corporation, may be called by the Chairman of the Board or by a majority of the Board.

Section 2.4. Notice of Stockholders' Meetings.

Unless otherwise prescribed by statute or the Certificate of Incorporation, notice of each meeting of stockholders, stating the date, time and place thereof, and, in the case of special meetings, the purpose or purposes for which such meeting is called, shall be given to each stockholder of record entitled to vote thereat not more than 60 days and at least 10 days before the date of the meeting.

Section 2.5 Quorum and Adjournments.

Except as otherwise provided by statute or the Certificate of Incorporation, a majority of the outstanding stock of the Corporation entitled to vote at the meeting, when present in person or represented by proxy, shall constitute a quorum at all meetings of stockholders for the transaction of business. If such quorum shall not be present or represented by proxy at any meeting of stockholders, holders of a majority of the stock present in person or represented by proxy at the meeting shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting unless otherwise required by statute, until a quorum shall be present or represented. At any such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally notified. Nothing in these Bylaws shall affect the right to adjourn a meeting from time to time where a quorum is present.

Section 2.6. Voting by Stockholders.

With respect to any question brought before a meeting, when a quorum is present, a majority of the votes properly cast on any question shall decide the question, unless the question is one

upon which by express provision of statute or the Certificate of Incorporation, a different vote is required, in which case such express provision shall govern and control. Notwithstanding the preceding sentence, a plurality of votes properly cast shall elect the directors.

Section 2.7. Determination of Stockholders of Record.

(a) The Board may fix a record date to determine the stockholders entitled to notice of and to vote at a meeting of stockholders or any adjournment thereof ("Record Date"). The Record Date shall not be more than 60 days nor less than 10 days before the date of the meeting.

(b) If no Record Date is fixed by the Board for a meeting of stockholders, the Record Date for the meeting shall be at the close of business on the day preceding the date on which notice of the meeting is given by the Corporation.

(c) A Record Date shall apply to any adjournment of a meeting of stockholders; provided, however, that the Board may fix a new Record Date for the adjourned meeting.

Section 2.8. Action by Written Consent of Stockholders.

Unless otherwise restricted by the Certificate of Incorporation, any corporate action upon which a vote of stockholders is required or permitted may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on that matter were present and voted and shall be delivered to the Corporation in the manner required by law at its registered office within the State of Delaware or at its principal place of business or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders of the Corporation are recorded. Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to in the consent unless, within 60 days of the earliest dated consent delivered to the Corporation, written consents signed by a sufficient number of holders to take action are delivered to the Corporation as required by these Bylaws or by applicable law. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not so consented in writing.

ARTICLE III Board of Directors

Section 3.1. Number, Election and Term of Office of Directors.

The Board shall consist of not less than 11 and not more than 23 directors. The Board shall determine from time to time pursuant to resolution adopted by the Board the total number of directors, the number of Non-Industry Directors and Industry Directors (if any), and the number of Representative Directors that are Non-Industry Directors and Industry Directors (if any). In no event shall the number of Non-Industry Directors constitute less than the number of Industry Directors (excluding the Chief Executive Officer from the calculation of Industry Directors for such purpose). In addition, at all times at least 20% of directors serving on the Board shall be Representative Directors nominated (or otherwise selected through the petition process) as provided for in Section 3.2 by the Representative Director Nominating Body.

A "Non-Industry Director" is a person who is not an Industry Director.

An "Industry Director" is any director who (i) is a holder of a Trading Permit or otherwise subject to regulation by the Exchange; (ii) is a broker-dealer or an officer, director or employee of a broker-dealer or has been in any such capacity within the prior three years; (iii) is, or was within the prior three years, associated with an entity that is affiliated with a broker-dealer whose revenues account for a material portion of the consolidated revenues of the entities with which the broker-dealer is affiliated; (iv) has a material ownership interest in a broker-dealer and has investments in broker-dealers that account for a material portion of the director's net worth; (v) has a consulting or employment relationship with or has provided professional services to the Exchange or any of its affiliates or has had such a relationship or has provided such services within the prior three years; or (vi) provides, or has provided within the prior three years, professional or consulting services to a broker-dealer, or to an entity with a 50% or greater ownership interest in a broker-dealer whose revenues account for a material portion of the consolidated revenues of the entities with which the broker-dealer is affiliated, and the revenue from all such professional or consulting services accounts for a material portion of either the revenues received by the director or the revenues received by the director's firm or partnership.

Notwithstanding the foregoing, a director shall not be deemed to be an "Industry Director" solely because either (A) the person is or was within the prior three years an outside director of a broker-dealer or an outside director of an entity that is affiliated with a broker-dealer, provided that the broker-dealer is not a holder of a Trading Permit or otherwise subject to regulation by the Exchange, or (B) the person is or was within the prior three years associated with an entity that is affiliated with a broker-dealer whose revenues do not account for a material portion of the consolidated revenues of the entities with which the broker-dealer is affiliated, provided that the broker-dealer is not a holder of a Trading Permit or otherwise subject to regulation by the Exchange. At all times, at least one Non-Industry Director shall be a Non-Industry Director exclusive of the exceptions provided for in the immediately preceding sentence and shall have no material business relationship with a broker or dealer or the Exchange or any of its affiliates. For purposes of this Section 3.1, the term "outside director" shall mean a director of an entity who is not an employee or officer (or any person occupying a similar status or performing similar functions) of such entity.

The Board of Directors of the Exchange or the Nominating and Governance Committee of the Board shall make all materiality determinations under the foregoing two paragraphs. A director shall qualify as a Non-Industry Director only so long as such director meets the requirements for that position.

Directors will serve one-year terms ending on the annual meeting following the meeting at which such directors were elected or at such time as their successors are elected or appointed and qualified, except in the event of earlier death, resignation, disqualification or removal.

Only persons who are nominated as Representative Directors by the Nominating and Governance Committee shall be eligible for election as Representative Directors. The Nominating and Governance Committee shall be bound to accept and nominate the Representative Director nominees recommended by the Representative Director Nominating Body, provided that the Representative Director nominees are not opposed by a petition candidate as forth in Section 3.2 below. If such Representative Director nominees are opposed by a petition candidate then the Nominating and Governance Committee shall be bound to accept

and nominate the Representative Director nominees who receive the most votes pursuant to a Run-off Election as set forth in Section 3.2 below.

The Nominating and Governance Committee shall determine, subject to review by the Board, whether a director candidate satisfies the applicable qualifications for election as a director, and the decision of that committee shall, subject to review, if any, by the Board, be final.

Section 3.2. Nomination of Representative Directors.

The Representative Director Nominating Body shall recommend a number of directors that equals 20% of the total number of directors serving on the Board (the "Representative Director(s)"), provided that if 20% of the directors then serving on the Board is not a whole number, such number of Representative Directors shall be rounded up to the next whole number. Directors not recommended by the Representative Director Nominating Body shall be nominated by the Nominating and Governance Committee.

The Representative Director Nominating Body shall provide a mechanism for holders of Trading Permits to provide input to the Representative Director Nominating Body with respect to nominees for the Representative Directors. The Representative Director Nominating Body shall issue a circular to the holders of Trading Permits identifying the Representative Director nominees selected by the Representative Director Nominating Body not earlier than December 1st and not later than January 15th, or the first business day thereafter if January 15th is not a business day.

Holders of Trading Permits may nominate alternative candidates for election to the Representative Director positions to be elected in a given year by submitting a petition signed by individuals representing not less than 10% of the total outstanding Trading Permits at that time. Petitions must be filed with the Secretary no later than 5:00 p.m. (Chicago time) on the 10th business day following the issuance of the circular to the holders of Trading Permits identifying the Representative Director nominees selected by the Representative Director Nominating Body (the "Petition Deadline"). The names of all Representative Director nominees recommended by the Representative Director Nominating Body and those selected pursuant to a valid and timely petition shall, immediately following their selection, be given to the Secretary who shall promptly issue a circular to all of the Trading Permit Holders identifying all such Representative Director candidates.

If one or more valid petitions are received, the Secretary shall issue a circular to all of the Trading Permit Holders identifying those individuals nominated for Representative Director by the Representative Director Nominating Body and those individuals nominated for Representative Director through the petition process as well as of the time and date of a run-off election to determine which individuals will be nominated as Representative Director(s) by the Nominating and Governance Committee (the "Run-off Election"). The Run-off Election will be held not more than 45 days after the Petition Deadline. In any Run-off Election, each holder of a Trading Permit shall have one vote with respect to each Trading Permit held by such Trading Permit Holder for each Representative Director position to be filled that year; provided, however, that no holder of Trading Permits, either alone or together with its affiliates, may account for more than 20% of the votes cast for a candidate, and any votes cast by a holder of Trading Permits, either alone or together with its affiliates, in excess of this 20% limitation shall be disregarded. Votes may be cast in person or by proxy. Additionally, in any Run-off Election,

Trading Permits representing one-third of the total outstanding Trading Permits entitled to vote, when present in person or represented by proxy, shall constitute a quorum for purposes of the Run-off Election. The Secretary shall issue a circular to all of the Trading Permit Holders setting forth the results of the Run-off Election. The number of individual Representative Director nominees equal to the number of Representative Director positions to be filled that year receiving the largest number of votes in the Run-off Election (after taking into account the voting limitation set forth herein) will be the persons approved by the Trading Permit Holders to be nominated as the Representative Director(s) by the Nominating and Governance Committee for that year.

Section 3.3. Powers of the Board.

The Board shall be the governing body of the Corporation and shall be vested with all powers necessary for the management of the business and affairs of the Corporation and for the promotion of its welfare, objects and purposes. The Board shall regulate the business conduct of Trading Permit Holders and may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or the Certificate of Incorporation directed or required to be exercised or done by others. In the exercise of such powers, the Board may organize such subsidiary corporations, impose such fees and charges, adopt or amend such Rules, issue such orders and directions, and make such decisions as it deems necessary or appropriate. It may prescribe and impose penalties for violations of the Rules, for neglect or refusal to comply with orders, directions or decisions of the Board, or for any other offenses against the Corporation.

Section 3.4. Resignation, Disqualification and Removal of Directors.

(a) A director may resign at any time by giving written notice of his resignation to the Chairman of the Board or the Secretary, and such resignation, unless specifically contingent upon its acceptance, will be effective as of its date or of the date specified therein.

(b) In the event any Industry Director or Non-Industry Director fails to maintain the qualifications required for such category of director in Section 3.1 hereof, of which failure the Board shall be the sole judge, the term of office of such director shall terminate and such director shall thereupon cease to be a director, his office shall become vacant and, notwithstanding any provision to the contrary, the vacancy may be filled by the Board with a person who qualifies for the category in which the vacancy exists. Notwithstanding the foregoing, unless otherwise required by statute, the Certificate of Incorporation, regulations of the Securities and Exchange Commission ("SEC") or, if applicable, the regulations of any listing exchange on which the Corporation is listed, a director who fails to maintain the applicable qualifications may be allowed the later of (i) 45 days from the date when the Board determines the director is unqualified or (ii) until the next regular Board meeting following the date when the Board makes such determination, in which to requalify. Following the date when the Board determines the director is unqualified, the director shall be deemed not to hold office and the seat formerly held by the director shall be deemed to be vacant for all purposes. The Board shall be the sole judge of whether the director has requalified. If a director is determined to have requalified, the Board, in its sole discretion, may fill an existing vacancy in the Board or may increase the size of the Board, as necessary, to appoint such director to the Board; provided, however, that the Board shall be under no obligation to return such director to the Board.

(c) No Representative Director may be removed from office by a vote of the stockholders at any time except for cause, which shall include, but not be limited to (i) a breach of a Representative Director's duty of loyalty to the Corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) transactions from which a Representative Director derived an improper personal benefit, or (iv) a failure of a Representative Director to be free from a statutory disqualification (as defined in Section 3(a)(39) of the Act). Any Representative Director may be removed for cause by the holders of a majority of the shares of stock then entitled to be voted at an election of directors.

Section 3.5. Filling of Vacancies.

(a) Notwithstanding any provision herein to the contrary, any vacancy in the Board, however occurring, including a vacancy resulting from an increase in the number of the directors, may be filled by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director, provided such new director qualifies for the category in which the vacancy exists. A director elected to fill a vacancy shall hold office until the next annual meeting of stockholders, subject to the election and qualification of his or her successor and to his or her earlier death, resignation, disqualification or removal.

(b) If the Board fills a vacancy resulting from a Representative Director position becoming vacant prior to the expiration of such Representative Director's term, or resulting from the creation of an additional Representative Director position required by an increase in the size of the Board, then the Board shall follow the procedures set forth in this Section 3.5(b). In such an event, the Representative Director Nominating Body shall either (i) recommend an individual to the Board to be elected to fill such vacancy or (ii) provide a list of recommended individuals to the Board from which the Board shall elect the individual to fill such vacancy. The Board shall elect, pursuant to this Section 3.5(b), only individuals recommended by the Representative Director Nominating Body; provided, however, the Board shall not be required to take any action or elect any individual if the Board believes that taking such action or electing such individual would be contrary to the Board's fiduciary duties. Any vacancy filled pursuant to this Section 3.5(b), shall be filled by the vote of a majority of the directors then in office, although less than a quorum.

Section 3.6. Chairman of the Board of Directors.

The Board shall appoint one of the directors to serve as Chairman of the Board. Except as provided for in Section 3.7 hereof, the Chairman of the Board shall be the presiding officer at all meetings of the Board and stockholders and shall exercise such other powers and perform such other duties as are delegated to him or her by the Board.

Section 3.7. Lead Director.

The Board may appoint one of the Non-Industry Directors to serve as the Lead Director. The Lead Director shall perform such duties and possess such powers as the Board may from time to time prescribe. The Lead Director, if appointed, shall be authorized to preside at meetings of the directors that are not officers or employees of the Exchange.

Section 3.8. Acting Chairman and Vacancy in Chairman Position.

(a) In the absence or inability to act of the Chairman of the Board, the Board may designate an Acting Chairman of the Board. The Acting Chairman of the Board, in the absence or inability to act of the Chairman, shall be presiding officer at all meetings of the Board and shall exercise such other powers and perform such other duties as are delegated to the Acting Chairman by the Board.

(b) If a vacancy occurs in the office of Chairman, the Board may fill such vacancy by the affirmative vote of at least a majority of the directors then in office.

Section 3.9. Quorum.

At all meetings of the Board, two-thirds of the number of directors then in office shall constitute a quorum for the transaction of business, and the vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute or the Certificate of Incorporation. If a quorum shall not be present at any meeting of the Board, a majority of the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 3.10. Regular Meetings.

Regular meetings of the Board shall be held at such time and at such place as shall from time to time be determined by the Chairman of the Board with notice of such determination provided to the full Board.

Section 3.11. Special Meetings.

Special meetings of the Board may be called by the Chairman of the Board and shall be called by the Secretary upon the written request of any four directors. The Secretary shall give at least 24 hours notice of such meeting to each director, in a manner permitted by Section 7.1. Every such notice shall state the time and place of the meeting which shall be fixed by the person calling the meeting, but need not state the purpose thereof except as otherwise required by statute.

Section 3.12. Participation in Meeting.

Members of the Board or of any committee thereof may participate in a meeting of the Board or such committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such a meeting.

Section 3.13. Action by Written Consent.

Unless otherwise restricted by statute or the Certificate of Incorporation, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting if all members of the Board or such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or of such committee.

Section 3.14. Interested Directors.

No director shall be disqualified from participating in any meeting, action or proceeding of the Board by reason of being or having been a member of a committee which has made prior inquiry, examination or investigation of the subject under consideration. No director shall participate in the adjudication of any matter with respect to which the Board is acting as an adjudicative body under the Rules, and in which such director is personally interested, although interested directors may be counted in determining the presence of a quorum at the meeting of the Board or of a committee which authorizes actions with respect to such matter.

ARTICLE IV Committees

Section 4.1. Designation of Committees.

(a) Committees of the Board. The committees of the Board shall consist of an Executive Committee, a Compensation Committee, a Regulatory Oversight Committee, a Nominating and Governance Committee and such other standing and special committees as may be approved by the Board. Except as may be otherwise provided in these Bylaws or as may be otherwise provided for from time to time by resolution of the Board, the Board may, at any time, with or without cause, remove any member of any such committees of the Board.

(b) Committees of the Exchange. The Exchange also shall have such other committees as may be provided in these Bylaws or the Rules or as may be from time to time created by the Board. Except as may be otherwise provided in these Bylaws, the Rules or the resolution of the Board establishing any such other committee, the Chief Executive Officer or his or her designee, with the approval of the Board, shall appoint the members of such Exchange committees (other than the committees of the Board) and may designate, with the approval of the Board, a Chairman and a Vice-Chairman thereof. Except as may be otherwise provided in these Bylaws or the Rules, the Chief Executive Officer or his or her designee, with the approval of the Board, may, at any time, with or without cause, remove any member of any such Exchange committees.

Section 4.2. The Executive Committee.

The Executive Committee will include the Chairman of the Board, the Chief Executive Officer (if a director), the Lead Director, if any, at least one Representative Director and such other number of directors that the Board deems appropriate, provided that in no event shall the number of Non-Industry Directors constitute less than the number of Industry Directors serving on the Executive Committee (excluding the Chief Executive Officer from the calculation of Industry Directors for such purpose). Members of the Executive Committee (other than those specified in the immediately preceding sentence) shall be recommended by the Nominating and Governance Committee for approval by the Board. Members of the Executive Committee shall not be subject to removal except by the Board. The Chairman of the Board shall be the Chairman of the Executive Committee. Each member of this Committee shall be a voting member. The members of the Executive Committee shall serve for a term of one year expiring at the first regular meeting of directors following the annual meeting of stockholders each year or until their successors are appointed. The Executive Committee shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, except it shall not have the power and authority of the Board to (i) approve or adopt or recommend to the stockholders any action or matter (other than the election or removal of

directors) expressly required by Delaware law to be submitted to stockholders for approval, including without limitation, amending the Certificate of Incorporation, adopting an agreement of merger or consolidation, approving a sale, lease or exchange of all or substantially all of the Corporation's property and assets, or approval of a dissolution of the Corporation or revocation of a dissolution, or (ii) adopt, alter, amend or repeal any bylaw of the Corporation.

Section 4.3. The Compensation Committee.

The Compensation Committee shall consist of at least three directors, all of whom must be Non-Industry Directors and all of whom shall be recommended by the Nominating and Governance Committee for approval by the Board. The exact number of Compensation Committee members shall be determined from time to time by the Board. Members of the Compensation Committee shall not be subject to removal except by the Board. The Chairman of the Compensation Committee shall be recommended by the Nominating and Governance Committee for approval by the Board. The Compensation Committee shall have such duties and may exercise such authority as may be prescribed by resolution of the Board and the Compensation Committee Charter as adopted by resolution of the Board.

Section 4.4. The Nominating and Governance Committee.

The Nominating and Governance Committee shall consist of at least five directors and shall at all times have a majority of directors that are Non-Industry Directors. All members of the committee shall be recommended by the Nominating and Governance Committee for approval by the Board. The exact number of Nominating and Governance Committee members shall be determined from time to time by the Board. Members of the Nominating and Governance Committee shall not be subject to removal except by the Board. The Chairman of the Nominating and Governance Committee shall be recommended by the Nominating and Governance Committee for approval by the Board. Subject to Section 3.2 and Section 3.5 of these Bylaws, the Nominating and Governance Committee shall have the authority to nominate individuals for election as directors of the Corporation. The Nominating and Governance Committee shall have such other duties and may exercise such other authority as may be prescribed by resolution of the Board and the Nominating and Governance Committee Charter as adopted by resolution of the Board. If the Nominating and Governance Committee has two or more Industry Directors, there shall be an Industry-Director Subcommittee consisting of all of the Industry Directors then serving on the Nominating and Governance Committee, which shall act as the Representative Director Nominating Body if and to the extent required by these Bylaws.

Section 4.5. The Regulatory Oversight Committee.

The Regulatory Oversight Committee shall consist of at least three directors, all of whom shall be Non-Industry Directors and all of whom shall be recommended by the Non-Industry Directors on the Nominating and Governance Committee for approval by the Board. The exact number of Regulatory Oversight Committee members shall be determined from time to time by the Board. Members of the Regulatory Oversight Committee shall not be subject to removal except by the Board. The Chairman of the Regulatory Oversight Committee shall be recommended by the Non-Industry Directors of the Nominating and Governance Committee for approval by the Board. The Regulatory Oversight Committee shall have such duties and may

exercise such authority as may be prescribed by resolution of the Board, these Bylaws or the Rules of the Exchange.

Section 4.6. Other.

All other committees shall have such duties and may exercise such authority as may be prescribed for them by the Certificate of Incorporation, these Bylaws or the Rules or by resolution of the Board.

Section 4.7. Conduct of Proceedings.

Unless otherwise provided in the Certificate of Incorporation, these Bylaws, the Rules, the charter of the committee or by the Board of Directors by resolution, each committee may determine the manner in which committee proceedings shall be conducted. In the absence of any such established procedures, each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article 3 of these Bylaws. Committees shall keep minutes of their meetings and periodically report their proceedings to the Board and appropriate committees of the Board to the extent requested by the Board or Board committee.

ARTICLE V Officers

Section 5.1. Designation; Number; Election.

(a) The officers of the Corporation shall be a Chief Executive Officer, a President, a Chief Financial Officer, one or more Vice-Presidents (the number thereof to be determined by the Board), a Secretary, a Treasurer, and such other officers as the Board may determine, including an Assistant Secretary and Assistant Treasurer. The Chief Executive Officer shall be appointed by an affirmative vote of the majority of the Board, and may, but need not be the Chairman of the Board. Such affirmative vote may also prescribe his duties not inconsistent with these Bylaws and may prescribe a tenure of office. The remaining officers of the Corporation shall be appointed by the Board, each to serve until a successor has been duly chosen and qualified or until the officer's earlier death, resignation or removal.

(b) Two or more offices may be held by the same person, except the offices of Chief Executive Officer and President. In addition, the Chief Executive Officer and the President may not also be either the Secretary or Assistant Secretary.

Section 5.2. Chief Executive Officer.

The Chief Executive Officer shall, subject to the direction of the Board, have general charge and supervision of the business of the Corporation. The Chief Executive Officer shall be the official representative of the Corporation in all public matters. The Chief Executive Officer shall perform such other duties and possess such other powers as the Board may from time to time prescribe and that are incident to such office. The Chief Executive Officer shall not engage in any other business during his incumbency except with approval of the Board, and by his acceptance of the office of Chief Executive Officer he shall be deemed to have agreed to uphold these Bylaws.

Section 5.3. President.

The President shall be the chief operating officer of the Corporation and shall perform such duties and possess such powers as the Board or the Chief Executive Officer may from time to

time prescribe. In the event of the absence, inability or refusal to act of the Chief Executive Officer, the President shall perform the officer duties of the Chief Executive Officer and, when so performing, shall have all the powers of and be subject to all the restrictions upon the office of Chief Executive Officer.

Section 5.4. Chief Financial Officer.

The Chief Financial Officer shall perform such duties and possess such powers as the Board or the Chief Executive Officer may from time to time prescribe. The Chief Financial Officer shall have the custody of the Corporation's funds and securities; shall keep full and accurate all books and accounts of the Corporation as shall be necessary or desirable in accordance with applicable law or generally accepted accounting principles; shall deposit all monies and other valuable effects in the name and to the credit of the Corporation as may be ordered by the Chief Executive Officer or the Board; shall cause the funds of the Corporation to be disbursed when such disbursements have been duly authorized, taking proper vouchers for such disbursements; and shall render to the Board, at its regular meeting or when the Board so requires, an account of the Corporation.

Section 5.5. Vice Presidents.

Vice Presidents shall perform the duties prescribed by the Board, Chief Executive Officer or President.

Section 5.6. Secretary.

The Secretary shall keep official records of meetings of stockholders and of Trading Permit Holders at which action is taken and of all meetings of the Board; the Secretary shall, in person or by representative, perform like services for the standing and special committees when required; the Secretary shall give notice of meetings of stockholders and of Trading Permit Holders and of special meetings of the Board in accordance with the provisions of the Rules or these Bylaws or as required by statute; the Secretary shall post all notices which may be required to be posted upon the Corporation website; the Secretary shall be custodian of the books, records, and corporate seal of the Corporation and attest, upon behalf of the Corporation, all contracts and other documents requiring authentication; the Secretary shall perform such other duties as may be prescribed by the Board, Chairman of the Board, Chief Executive Officer or President.

Section 5.7. Treasurer.

The Treasurer shall perform such duties and possess such powers as the Board, the Chief Executive Officer or the Chief Financial Officer may from time to time prescribe.

Section 5.8. Removals.

Any officer appointed by the Board may be removed at any time by the Board, the Chief Executive Officer or the President; provided that the Chief Executive Officer can only be removed by the Board. Any such removal shall be without prejudice to the contract rights, if any, of the person so removed. Any vacancies occurring in any office of the Corporation at any time may be filled by the Board or an officer authorized by the Board to appoint a person to hold such office.

Section 5.9. Resignations.

Any officer may resign by delivering such officer's written resignation to the Corporation at its principal office or to the Chief Executive Officer or Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

Section 5.10. Vacancies.

The Board may fill any vacancy occurring in any office for any reason and may, in its discretion, leave unfilled for such period as it may determine any offices other than those of Chief Executive Officer, President, Secretary and Treasurer. Any vacancies occurring in any office of the Corporation at any time also may be filled by an officer authorized by the Board to appoint a person to hold such office. Each such successor shall hold office until such officer's successor is elected and qualified, or until such officer's earlier death, resignation or removal.

Section 5.11. Salaries.

Officers of the Corporation shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by the Board unless otherwise delegated to the Compensation Committee of the Board or to members of senior management. No officer shall be prevented from receiving such salary by reason of the fact that the officer is also a director of the Corporation.

ARTICLE VI Advisory Board

Section 6.1. Advisory Board.

The Board will establish an Advisory Board which shall advise the Board and the Office of the Chairman regarding matters of interest to Trading Permit Holders. It shall consist of such number of members as set by the Board from time to time, including at least two members who are Trading Permit Holders or persons associated with Trading Permit Holders. The Chief Executive Officer, or his or her designee, shall be the Chairman of the Advisory Board. The members of the Advisory Board shall be recommended by the Nominating and Governance Committee for approval by the Board. There shall be a Trading Permit Holders Subcommittee of the Advisory Board consisting of all members of the Advisory Board who are Trading Permit Holders or persons associated with Trading Permit Holders, which shall act as the Representative Director Nominating Body if and to the extent required by these Bylaws.

ARTICLE VII Notices

Section 7.1. Notices.

Except as provided in Section 7.2 and to the extent permitted by law, any notice required to be given by the Bylaws or the Rules or otherwise shall be deemed to have been given:

(a) in person upon delivery of the notice in person to the Person to whom such notice is addressed;

(b) by mail upon deposit of the notice in the United States mail, enclosed in a postage prepaid envelope;

(c) by messenger or overnight courier service upon provision of the notice to the messenger or courier service, provided that the delivery method does not require payment of the messenger or courier service fee to deliver the notice by the Person to whom the notice is addressed;

(d) by facsimile machine upon acknowledgment by the facsimile machine used to transmit the notice of the successful transmission of the notice;

(e) by electronic mail upon electronic transmission of the notice; and

(f) by telephone when received.

Any such notice must be addressed to its intended recipient at the intended recipient's address (including the intended recipient's business or residence address, facsimile number, electronic address, or telephone number, as applicable) as it appears on the books and records of the Corporation, or if no address appears on such books and records, then at such address as shall be otherwise known to the Secretary, or if no such address appears on such books and records, then in care of the registered agent of the Corporation in the State of Delaware. In the event that a notice is not provided in conformity with the provisions of this Section 7.1, the notice will be deemed to have been given to its intended recipient upon any receipt of the notice by its intended recipient.

Section 7.2. Electronic Notice to Stockholders.

Whenever any notice whatsoever is required to be given in writing to any stockholder by law, by the Certificate of Incorporation or by these Bylaws, such notice may be given by a form of electronic transmission if the stockholder to whom such notice is given has previously consented to the receipt of notice by electronic transmission.

Section 7.3. Waiver of Notice.

Whenever notice is required to be given under the provisions of any statute, the Certificate of Incorporation, these Bylaws, the Rules or otherwise, a written waiver thereof, signed by the Person entitled to notice, or his proxy, whether before or after the time stated therein shall be deemed equivalent to notice. Except as may be otherwise specifically provided by statute, any waiver by mail, messenger, overnight courier, facsimile machine, or electronic mail, bearing the name of the Person entitled to notice shall be deemed a written waiver duly signed. Attendance of a Person at a meeting, including attendance by proxy, shall constitute a waiver of notice of such meeting except when the Person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business the meeting is not lawfully called or convened. Except as required by statute or the Certificate of Incorporation, neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or any committee need be specified in any written waiver of notice.

ARTICLE VIII General Provisions

Section 8.1. Fiscal Year.

Except as otherwise determined from time to time by the Board, the fiscal year of the Corporation ends on the close of business on December 31 of each year.

Section 8.2. Checks, Drafts and Other Instruments.

All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or officers, or by such agent or agents of the Corporation and in such manner as the Board may from time to time determine.

Section 8.3. Corporate Seal.

The corporate seal, if any, shall be in such form as shall be approved by the Board or an officer of the Corporation.

Section 8.4. Voting Securities.

Except as the Board may otherwise designate, the Chairman of the Board, Chief Executive Officer, Chief Financial Officer or Treasurer may waive notice of, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact for the Corporation (with or without power of substitution) at, any meeting of stockholders or shareholders of any other corporation or organization, the securities of which may be held by this Corporation.

Section 8.5. Evidence of Authority.

A certificate by the Secretary, or Assistant Secretary, if any, as to any action taken by the stockholders, directors, a committee or any officer or representative of the Corporation shall, as to all Persons who rely on the certificate in good faith, be conclusive evidence of such action.

Section 8.6. Certificate of Incorporation.

All references in these Bylaws to the Certificate of Incorporation shall be deemed to refer to the Certificate of Incorporation of the Corporation, as amended, altered or restated and in effect from time to time.

Section 8.7. Transactions with Interested Parties.

No contract or transaction between the Corporation and one or more of the directors or officers, or between the Corporation and any other corporation, limited liability company, partnership, association or other organization in which one or more of the directors or officers are directors, managers or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or a committee of the Board which authorizes the contract or transaction or solely because his, her or their votes are counted for such purpose, if:

(a) The material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum;

(b) The material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

(c) The contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board, a committee of the Board or the stockholders.

Both (i) directors who are directors of both the Corporation and a party with whom the Corporation may be engaged in a transaction and (ii) interested directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee at which the contract or transaction is authorized.

Section 8.8. Severability.

Any determination that any provision of these Bylaws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these Bylaws.

Section 8.9. Pronouns.

All pronouns used in these Bylaws shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.

Section 8.10. Contracts.

In addition to the powers otherwise granted to officers pursuant to Article V hereof, the Board may authorize any officer or officers, or any agent or agents, of the Corporation to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

Section 8.11. Loans.

The Corporation may, to the extent permitted by applicable law, lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the Corporation or of its subsidiaries, including any officer or employee who is a director of the Corporation or its subsidiaries, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the Corporation. The loan, guaranty or other assistance may include, without limitation, a pledge of shares of stock of the Corporation. Nothing in this Section 8.11 shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the Corporation at common law or under any statute.

Section 8.12. Books and Records.

Subject to applicable law, the Board shall have power from time to time to determine to what extent and at what times and places and under what conditions and regulations the accounts and books of the Corporation, or any of them, shall be open to the inspection of the stockholders; and no stockholder shall have any right to inspect any account or book or document of the Corporation, except as conferred by the laws of the State of Delaware. The Corporation shall keep its books and records within the United States. Any books or records of the Corporation may be kept on, or be in the form of, magnetic tape, computer disk, or any other information storage device, provided that the records so kept can be converted into clearly legible form within a reasonable time.

Section 8.13. Section Headings.

Section headings in these Bylaws are for convenience of reference only and shall not be given any substantive effect in limiting or otherwise construing any provision herein.

Section 8.14. Inconsistent Provisions.

In the event that any provision of these Bylaws is or becomes inconsistent with any provision of the Certificate of Incorporation, the General Corporation Law of the State of Delaware ("DGCL") or any other applicable law, the provision of these Bylaws shall not be given any effect to the extent of such inconsistency but shall otherwise be given full force and effect.

ARTICLE IX Amendments

Section 9.1. By the Board.

These Bylaws may be altered, amended or repealed, or new Bylaws may be adopted, by the Board.

Section 9.2. By the Stockholders.

These Bylaws may be altered, amended or repealed or new Bylaws may be adopted by the affirmative vote of the majority of the stockholders present at any annual meeting of the stockholders at which a quorum is present.

Section 9.3. SEC Approval.

Before any amendment to, alteration or repeal of any provision of the Bylaws of the Corporation under this Article IX shall be effective, those changes shall be submitted to the Board and if the same must be filed with or filed with and approved by the SEC, then the proposed changes to the Bylaws of the Corporation shall not become effective until filed with or filed with and approved by the SEC, as the case may be.

ARTICLE X Rulemaking

Section 10.1. Rulemaking.

The Board may, by the affirmative vote of a majority of a quorum of the Board, alter, adopt, amend or repeal as it may deem necessary or proper any of the Corporation's Rules, which shall not become effective until filed with or filed with and approved by the SEC, as the case may be.

C2 Options Exchange, Inc.
Board of Directors

NAME	POSITION
William J. Brodsky	Chairman and CEO
James R. Boris	Lead Director
Mark F. Duffy	Director
Frank E. English, Jr.	Director
Janet P. Froetscher	Director
Jill R. Goodman	Director
Paul Kepes	Director
Duane R. Kullberg	Director
Benjamin R. Londergan	Director
R. Eden Martin	Director
Roderick A. Palmore	Director
Susan M. Philips	Director
Samuel K. Skinner	Director
Carole E. Stone	Director
Eugene S. Sunshine	Director

C2 Options Exchange, Inc.
Compensation Committee

NAME	POSITION
Eugene S. Sunshine	Chair
Janet P. Froetscher	Member
Samuel K. Skinner	Member

C2 Options Exchange, Inc.
Executive Committee

NAME	POSITION
William J. Brodsky	Chair
James R. Boris	Member
Mark F. Duffy	Member
Janet P. Froetscher	Member
Duane R. Kullberg	Member
R. Eden Martin	Member
Susan M. Philips	Member
Eugene S. Sunshine	Member

C2 Options Exchange, Inc.
Nominating and Governance Committee

NAME	POSITION
Janet P. Froetscher	Chair
Paul Kepes	Member
Benjamin R. Londergan	Member
Susan M. Philips	Member
Eugene S. Sunshine	Member

Nominating and Governance Industry Director Subcommittee

NAME	POSITION
Paul Kepes	Member
Benjamin R. Londergan	Member

C2 Options Exchange, Inc.
Regulatory Oversight and Compliance Committee

NAME	POSITION
Susan M. Philips	Chair
R. Eden Martin	Member
Roderick A. Palmore	Member
Samuel K. Skinner	Member

C15

C2 Options Exchange, Inc.
Officers

NAME	POSITION
William J. Brodsky	Chairman and Chief Executive Officer
Edward T. Tilly	President and Chief Operating Officer
Alan J. Dean	Executive VP and Chief Financial Officer
Richard G. DuFour	Executive VP, Corporate Planning and Development
Joanne Moffic-Silver	Executive VP, General Counsel and Corporate Secretary
Gerald T. O'Connell	Executive VP and Chief Information Officer
Edward L. Provost	Executive VP and Chief Business Development Officer
Philip M. Slocum	Executive VP and Special Advisor to the Chairman/CEO
Timothy H. Thompson	Senior VP and Chief Regulatory Officer
Alexandra M. Albright	Chief Compliance Officer
Thomas A. Brady	VP, Member Trading Services
Lawrence J. Bresnahan	VP, Member Firm Regulation
Karen N. Christiansen	VP and CFE Chief Regulatory Officer
Paul Ciciora	VP, Systems Infrastructure
Cynthia H. Elsener	VP, Marketing and Educational Services
Angelo Evangelou	Associate General Counsel
Eric Frait	VP, Business Analysis
Todd D. Furney	VP, Systems Security
David B. Gray	VP, Head of NY Office
Gregory Hoggasian	VP and Deputy Chief Regulatory Officer
Carol E. Kennedy	Chief Branding Officer and VP, Corporate Communications
Thomas P. Knorring	VP, Market Data Sales
Deborah L. Koopman	VP, Investor Relations
Joseph Levin	VP, Research and Product Development
Andrew B. Lowenthal	VP, Business Development
James F. Lubin	Senior Managing Director, CBOE Futures Exchange
Michael Mollet	Managing Director, CBOE Futures Exchange
Anthony J. Montesano	VP, Trading Systems Development
Matthew T. Moran	VP, Institutional Marketing
Mark S. Novak	VP and Chief Technology Officer, Systems Development
LuAnn O'Shea	VP, Facilities
Donald R. Patton	VP and Controller, Accounting
Debra L. Peters	VP, The Options Institute
Roberta J. Piwnicki	VP, Systems Development

Arthur B. Reinstein	Deputy General Counsel
David S. Reynolds	VP and Chief Accounting Officer
James P. Roche	VP, Market Data Services
Bradley W. Samuels	VP, Systems Development
Curt A. Schumacher	VP and Chief Technology Officer, Operations
J. Patrick Sexton	Associate General Counsel
Patricia A. Sizemore	VP, Regulatory Services
Eileen Smith	VP, Systems Planning
Maureen T. Smith	VP, Corporate Project Management
William M. Speth	VP, Research
Paul B. Stephens	VP, Institutional Marketing and Sales
Michael J. Todd	VP, Systems Operations
Michael Todorofsky	VP, Market Operations
Michael E. Trees	VP, Trading Systems Development
Margaret E. Williams	VP and Deputy Chief Regulatory Officer
Kerry D. Winters	VP, Market Operations
Deborah Woods	VP, Human Resources

C16

I, EDWARD J. FREEL, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "THE OPTIONS EXCHANGE, INCORPORATED", FILED IN THIS OFFICE ON THE SEVENTH DAY OF JANUARY, A.D. 1974, AT 10 O'CLOCK A.M.


GREAT SEAL OF THE STATE OF DELAWARE
1793 • 1847 • 1907


SECRETARY'S OFFICE
DELAWARE

Edward J. Freel, Secretary of State

0797630 8100

981305121

AUTHENTICATION: 9236639

DATE: 08-05-98

CERTIFICATE OF INCORPORATION
OF
THE OPTIONS EXCHANGE, INCORPORATED

FIRST: The name of the corporation (the "Corporation") is THE OPTIONS EXCHANGE, INCORPORATED.

SECOND: The address of the registered office of the Corporation in the State of Delaware is No. 100 West Tenth Street, in the City of Wilmington, County of New Castle; and the name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is:

to conduct and carry on the function of an "exchange" within the meaning of that term in the Securities Exchange Act of 1934, as amended;

to provide a securities market place with high standards of honor and integrity among its members and to promote and maintain just and equitable principles of trade and business; and

to engage in any other lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The Corporation shall be a non-stock corporation without authority to issue capital stock.

FIFTH: The by-laws of the Corporation shall set forth the conditions of membership of the Corporation.

SIXTH: The original by-laws of the Corporation shall be adopted by the initial Board of Directors of the Corporation, and thereafter the power to make, alter or repeal the by-laws shall be vested in the Directors.

SEVENTH: The name and mailing address of the incorporator is Lawrence A. Margolis, 231 South LaSalle Street, Chicago, Illinois 60604.

EIGHTH: The governing body of the Corporation shall be its Board of Directors. The business and affairs of the Corporation shall be managed by the Board of Directors except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Corporation established pursuant to the by-laws as hereafter provided. In addition to any committees of the Board of Directors which may be established as permitted by law, the by-laws of the Corporation may provide for the establishment of one or more committees (the members of which shall be selected as provided in the by-laws and need not be either members of the Board of Directors or members of the Corporation), each of which shall have the authority, powers and duties, including such authority, powers and duties in the management of the business and affairs of the Corporation, as the by-laws shall provide.

The names and addresses of the initial members of the Board of Directors of the Corporation are:

John W. Sullivan	141 West Jackson Blvd. Chicago, Illinois 60604
Bruce J. Simpson	141 West Jackson Blvd. Chicago, Illinois 60604
Wayne P. Luthringshausen	141 West Jackson Blvd. Chicago, Illinois 60604

The initial Board of Directors shall serve until the first annual election meeting of the members or until their successors are elected and qualify, at which time and thereafter the number of Directors shall be as fixed in the by-laws.

NINTH: The Corporation may sell, lease or exchange all or substantially all, of its property and assets, including its good will and its corporate franchises, upon such terms and conditions and for such consideration as the Board of Directors deems expedient and for the best interests of the Corporation, when and as authorized by a resolution adopted by a majority of the members entitled to vote thereon at a meeting duly called upon at least 20 days' notice. The notice of the meeting shall state that such a resolution will be considered. Notwithstanding member authorization or consent to any such proposed sale, lease or exchange, the Board of Directors may abandon the same without further action by the members.

TENTH: In the event the Corporation shall be dissolved any assets of the Corporation remaining after all other obligations of the Corporation shall have been paid, or otherwise

adequately provided for, shall be sold and the net proceeds therefrom shall be distributed in aliquot parts to the members of the Corporation at the time of the vote to dissolve the Corporation, irrespective of whether such members were entitled to vote on such dissolution.

ELEVENTH: The Corporation may provide indemnification for members of its Board of Directors and of committees of the Board of Directors and of other committees of the Corporation, its officers, agents and employees, and those serving another corporation, partnership, joint venture, trust or other enterprise at the request of the Corporation, within the limits permitted by Delaware law to safeguard such persons from expense and liability for actions they take in any such capacity in good faith in furtherance of, or without belief that such actions are opposed to, the best interests of the Corporation and its members.

TWELFTH: The Corporation reserves the right to amend this Certificate of Incorporation, and to thereby change or repeal any provision herein contained from time to time, in the manner prescribed at the time by statute, and all rights conferred upon members herein are granted subject to this reservation.

The undersigned being the incorporator hereinabove named, has caused this Certificate of Incorporation to be exe-

5

cuted on this fourth day of January, 1974.

Lawrence A. Margolis

Lawrence A. Margolis

06

BYLAWS
OF
The Options Exchange, Incorporated
(a Delaware non-stock corporation)

ARTICLE I

MEMBERSHIPS

1. MEMBERSHIP. The qualifications and eligibility for membership and the manner of admission into membership shall be prescribed by resolution of the Board of Directors and/or by any similarly prescribed rules and regulations which the Board of Directors may promulgate. Each member shall have the rights and shall be subject to the obligations, conditions and other incidents of membership as provided by law, by the Certificate of Incorporation and by these Bylaws.

2. MEANING OF CERTAIN TERMS. As used in these Bylaws, the term "membership" or "memberships" or "member" or "members" refers to an outstanding membership or memberships in good standing or to the holder or holders thereof, as the case may be. The term "memberships" or "members" also refers to a membership or a member whenever the corporation shall have only one membership or one member.

3. MEMBERSHIP MEETINGS.

(a) ANNUAL MEETING. The annual meeting of the shareholders shall be held on the second Tuesday of January each year beginning in the year 1998, at the hour of 10:00 a.m., for the purpose of electing directors and for the transaction of such other business as may properly come before the meeting. If the day fixed for the annual meeting shall be a legal holiday, such meeting shall be held on the next succeeding business day.

(b) SPECIAL MEETINGS. Special meetings of members, for any purposes or purposes, except as otherwise specified by law or by the Certificate of Incorporation, may be called by the Chairman or the Board, the Vice-Chairman of the Board, the President or the Board of Directors.

(c) PLACE OF MEETINGS. Annual meetings and special meetings shall be held at such place, within or without the State of Delaware, as the person or persons calling the meeting may designate.

(d) NOTICE OR WAIVER OF NOTICE. Written notice of all meetings stating the place, date, and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which

the meeting is called, shall be given to each member entitled to vote thereat, not less than ten days nor more than sixty days before the date of the meeting, unless the lapse of the prescribed period of time shall have been waived. Notice need not be given to any member who submits a written waiver of notice signed by him before or after the time stated therein. Attendance of a member at a meeting of members shall constitute a waiver of notice of such meeting, except when the member attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the members need be specified in any written waiver of notice.

(e) CONDUCT OF MEETING. Meetings of the members shall be presided over by one of the following officers in the order of seniority and if present and acting - the Chairman of the Board, if any, the Vice-Chairman of the Board, if any, the President, a Vice- President, or, if none of the foregoing is in office and present and acting, by a chairman to be chosen by the members. The Secretary of the corporation, or in the absence of the Secretary, an Assistant Secretary, shall act as secretary of every meeting, but if neither the Secretary nor an Assistant Secretary is present the Chairman of the meeting shall appoint a secretary of the meeting.

(f) PROXY REPRESENTATION. Every member may authorize another person or persons to act for the member by proxy in all matters in which a member is entitled to participate, whether by waiving notice of any meeting, voting or participating at a meeting, or expressing consent without a meeting. Every proxy must be signed by the member or by the member's attorney-in-fact. No proxy shall be voted or acted upon after three years from its date unless such proxy provides for a longer period.

(g) QUORUM. A majority of the members shall constitute a quorum at a meeting of members for the transaction of any business. The members present may adjourn the meeting despite the absence of a quorum.

(h) VOTING. Each membership shall entitle the holder thereof to one vote in the election of directors, and in all other matters upon which members are entitled to vote. In the election of directors, a plurality of the votes cast shall elect, and voting need not be by ballot. Any other action in which members are entitled to vote shall be authorized by a majority of the votes cast at a meeting at which a quorum is present except where prescribes

a different percentage of votes is prescribed by law or by the Certificate of Incorporation.

4. WRITTEN ACTION. Any action required to be taken at a meeting of members or any action which may be taken at any meeting of members, may be taken without a meeting, without prior notice and without a vote, if a consent in writing setting forth the action so taken, shall be signed by members having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all members having a right to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those members who have not consented in writing.

ARTICLE II

DIRECTORS

1. FUNCTIONS AND DEFINITION. The activities and affairs of the corporation shall be managed by or under the direction of its governing body, which is herein referred to as the Board of Directors of the corporation although said Board may consist of only one member. The use of the phrase "whole board" herein refers to the total number of directors which the corporation would have if there were no vacancies.

2. QUALIFICATIONS AND NUMBER. A director need not be a member, a citizen of the United States, or a resident of the State of Delaware. The initial Board of Directors shall consist of three persons. Thereafter, the number of directors constituting the whole board shall be at least one. Subject to the foregoing limitation and except for the first Board of Directors, such number may be fixed from time to time by action of the members or of the directors, or, if the number is not so fixed, the number shall be three. The number of directors may be increased or decreased by action of the members or of the directors.

3. ELECTION AND TERM. The first Board of Directors shall be elected by the incorporator or incorporators and shall hold office until the first annual meeting of members and until their successors are elected and qualified or until their earlier resignation or removal. Any director may resign at any time upon written notice to the corporation. Thereafter, directors who are elected at an annual meeting of members and directors who are elected in the interim to fill vacancies and newly created directorships, shall hold office until the next annual meeting of members and until their successors are elected and qualified or until their earlier resignation or removal. In the interim between annual meetings of members or of special meetings of members called for the election of directors and/or for the removal of one or more directors and for the filling of any vacancy in that connection, newly created directorships and any vacancies in the Board of Directors, including vacancies resulting from the removal of directors for cause or without cause which have not been filled by the members, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director.

4. MEETINGS.

(a) TIME. Meetings shall be held at such time as the Board shall fix, except that the first meeting of a newly elected Board shall be held as soon after its election as the directors may conveniently assemble.

(b) PLACE. Meetings shall be held at such place within or without the State of Delaware as shall be fixed by the Board.

(c) CALL. No call shall be required for regular meetings for which the time and place have been fixed. Special meetings may be called by or at the direction of the Chairman of the Board, the Vice-Chairman of the Board, the President, or a majority of the directors in office.

(d) NOTICE OR ACTUAL OR CONSTRUCTIVE WAIVER. No notice shall be required for regular meetings for which the time and place have been fixed. Written, oral, or any other mode of notice of the time and place shall be given for special meetings in sufficient time for the convenient assembly of the directors thereat. Notice need not be given to any director who submits a written waiver of notice signed by him before or after the time stated therein. Attendance of any such person at a meeting shall constitute a waiver of notice of such meeting, except when he attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors need be specified in any written waiver of notice.

(e) QUORUM AND ACTION. A majority of the whole Board shall constitute a quorum except when a vacancy or vacancies prevents such majority, whereupon a majority of the directors in office shall constitute a quorum, provided, that such majority shall constitute at least one-third of the whole Board. A majority of the directors present, whether or not a quorum is present, may adjourn a meeting to another time and place. Except as in these Bylaws otherwise provided, and except as otherwise provided by law, the vote of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board. The quorum and voting provisions herein stated shall not be construed as conflicting with any provisions of the law and these Bylaws which govern a meeting of directors held to fill vacancies and newly created directorships. Any member or members of the Board of Directors or of any committee designated by the Board, may participate in a

meeting of the Board, or any such committee, as the case may be, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other.

(f) CHAIRMAN OF THE MEETING. The Chairman of the Board, if present and acting, shall preside at all meetings. Otherwise, the Vice-Chairman of the Board, if present and acting, or the President, if present and acting, or any other director chosen by the Board, shall preside.

5. REMOVAL OF DIRECTORS. Except as may otherwise be provided by the General Corporation Law, any director or the entire Board of Directors may be removed, with or without cause by a majority of the members then entitled to vote in an election of directors.

6. WRITTEN ACTION. Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting if all members of the Board consent thereto in writing. Any such written consent may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts together constituting the same consent.

ARTICLE III

OFFICERS

The officers of the corporation shall consist of a Chairman of the Board, a Vice-Chairman of the Board, President, a Secretary, a Treasurer, and, if deemed necessary, expedient, or desirable by the Board of Directors, one or more Vice-Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers with such titles as the resolution of the Board of Directors choosing them shall designate. Except as may otherwise be provided in the resolution of the Board of Directors choosing him, no officer other than the Chairman of the Board, and the Vice-Chairman of the Board, need be a director. Any number of offices may be held by the same person, as the directors may determine, except that no person may hold the offices of President and Secretary simultaneously. Unless otherwise provided in the resolution of the Board of Directors choosing him, each officer shall be chosen for a term which shall continue until the meeting of the Board of Directors following the next annual meeting of members and until his successor shall have been chosen and qualified. Any officer may be removed, with or without cause, by the Board of Directors. Any vacancy in any office may be filled by the Board of Directors. All officers of the corporation shall have such authority and perform such duties in the management and operation of the corporation as shall be prescribed in the resolutions of the Board of Directors designating and choosing such officers and prescribing their authority and duties, and shall have such additional authority and duties as are incident to their office except to the extent that such resolutions may be inconsistent therewith. The Secretary or an Assistant Secretary of the corporation shall record all of the proceedings of all meetings and actions in writing of members, directors, and committees of directors, and shall exercise such additional authority and perform such additional duties as the Board shall assign to him.

ARTICLE IV

CORPORATE SEAL

The corporate seal shall be in such form as the Board of Directors shall prescribe.

ARTICLE V

FISCAL YEAR

The fiscal year of the corporation shall be fixed, and shall be subject to change, by the Board of Directors.

ARTICLE VI

CONTROL OVER BYLAWS

Subject to the provisions of law and the Certificate of Incorporation, the power to amend or repeal these Bylaws and to adopt new Bylaws may be exercised by the Board of Directors or by the members.

DOCS2:27653.1

The Options Exchange, Inc.
Board of Directors

NAME	POSITION
William J. Brodsky	Chairman
Alan J. Dean	Director
Richard DuFour	Director
Edward T. Tilly	Director

The Options Exchange, Inc.
Officers

NAME	POSITION
William J. Brodsky	Chairman
Edward T. Tilly	President
Richard DuFour	Vice President
Alan J. Dean	Treasurer
Joanne Moffic-Silver	Secretary

File Number 5920-228-6


STATE OF ILLINOIS
OFFICE OF
THE SECRETARY OF STATE

To all to whom these Presents Shall Come, Greeting:

I, George H. Ryan, Secretary of State of the State of Illinois,

do hereby certify that DERIVATECH CORPORATION, A DOMESTIC CORPORATION, INCORPORATED UNDER THE LAWS OF THIS STATE JANUARY 2, 1997, APPEARS TO HAVE COMPLIED WITH ALL THE PROVISIONS OF THE BUSINESS CORPORATION ACT OF THIS STATE RELATING TO THE FILING OF ANNUAL REPORTS AND PAYMENT OF FRANCHISE TAXES, AND AS OF THIS DATE, IS IN GOOD STANDING AS A DOMESTIC CORPORATION IN THE STATE OF ILLINOIS***


SEAL OF THE STATE OF ILLINOIS
AUG. 26TH 1818
1868
1818

In Testimony Whereof, *I hereto set my hand and cause to be affixed the Great Seal of the State of Illinois this* 5TH *day of* FEBRUARY *A.D., 19*97.

George H Ryan

SECRETARY OF STATE

C-260

File Number 5920-228-6


STATE OF ILLINOIS
OFFICE OF
THE SECRETARY OF STATE

To all to whom these Presents Shall Come, Greeting:

I, Jesse White, Secretary of State of the State of Illinois, do hereby certify that

DERIVATECH CORPORATION, A DOMESTIC CORPORATION, INCORPORATED UNDER THE LAWS OF THIS STATE ON JANUARY 02, 1997, APPEARS TO HAVE COMPLIED WITH ALL THE PROVISIONS OF THE BUSINESS CORPORATION ACT OF THIS STATE RELATING TO THE PAYMENT OF FRANCHISE TAXES, AND AS OF THIS DATE, IS IN GOOD STANDING AS A DOMESTIC CORPORATION IN THE STATE OF ILLINOIS.


SEAL OF THE STATE OF ILLINOIS
AUG. 26TH 1818

In Testimony Whereof, *I hereto set my hand and cause to be affixed the Great Seal of the State of Illinois, this* 8TH *day of* DECEMBER *A.D.* 2008 .

Jesse White
SECRETARY OF STATE

Authentication #: 0834302328
Authenticate at: http://www.cyberdriveillinois.com

File Number 5920-228-6

State of Illinois
Office of
The Secretary of State

Whereas, ARTICLES OF INCORPORATION OF
LYN SOFTWARE, INC.
INCORPORATED UNDER THE LAWS OF THE STATE OF ILLINOIS HAVE BEEN FILED IN THE OFFICE OF THE SECRETARY OF STATE AS PROVIDED BY THE BUSINESS CORPORATION ACT OF ILLINOIS, IN FORCE JULY 1, A.D. 1984.

Now Therefore, I, George H. Ryan, Secretary of State of the State of Illinois, by virtue of the powers vested in me by law, do hereby issue this certificate and attach hereto a copy of the Application of the aforesaid corporation.

In Testimony Whereof, I hereto set my hand and cause to be affixed the Great Seal of the State of Illinois, at the City of Springfield, this 2ND day of JANUARY A.D. 19 97 and of the Independence of the United States the two hundred and 21ST .


SEAL OF THE STATE OF ILLINOIS
AUG. 26TH 1818
1868
1818

George H Ryan
Secretary of State

C-212.2

Form **BCA-2.10** | **ARTICLES OF INCORPORATION**

(Rev. Jan. 1995)

George H. Ryan
Secretary of State
Department of Business Services
Springfield, IL 62756

Payment must be made by certified check, cashier's check, Illinois attorney's check, Illinois C.P.A's check or money order, payable to "Secretary of State."

This space for use by Secretary of State

FILED

JAN 02 1997

GEORGE H. RYAN
SECRETARY OF STATE

SUBMIT IN DUPLICATE!

This space for use by Secretary of State

Date 01-02-97

Franchise Tax $ ~~[illegible]~~ 450.a

Filing Fee $ 75

Approved: ~~[illegible]~~ 525.00

1. CORPORATE NAME: LYN SOFTWARE, INC.

(The corporate name must contain the word "corporation", "company," "incorporated," "limited" or an abbreviation thereof.)

2. Initial Registered Agent: Steven A. Felsenthal

First Name | Middle Initial | Last name

Initial Registered Office: 30 N. LaSalle Street Suite 2600

Number | Street | Suite #

Chicago IL 60602 Cook

City | Zip Code | County

Purpose or purposes for which the corporation is organized:
(If not sufficient space to cover this point, add one or more sheets of this size.)

To engage in any lawful act or activity for which corporations may be organized under the Illinois Business Corporation Act.

4. Paragraph 1: Authorized Shares, Issued Shares and Consideration Received:

Class	Par Value per Share	Number of Shares Authorized	Number of Shares Proposed to be Issued	Consideration to be Received Therefor
common	$ None	10,000	1,000	$ 300,000.00

TOTAL = $ 300,000.00

Paragraph 2: The preferences, qualifications, limitations, restrictions and special or relative rights in respect of the shares of each class are:
(If not sufficient space to cover this point, add one or more sheets of this size.)

EXPEDITED

JAN 2 1997

SECRETARY OF STATE

(over)

ATTACHMENT TO ARTICLES OF AMENDMENT
OF LYN SOFTWARE, INC

ARTICLE EIGHT OF LYN SOFTWARE, INC.

ARTICLES OF INCORPORATION

ARTICLE EIGHT. Limitation of Director Liability. No director shall be personally liable to the corporation or any stockholder for monetary damages for breach of fiduciary duty as a director, provided that the foregoing does not eliminate or limit liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law, (iii) under Section 8.65 of the Business Corporation Act of 1983 of the State of Illinois, or (iv) for any transaction from which the director derived an improper personal benefit. Neither the amendment nor repeal of this Article Eight or any other provision of these articles of incorporation shall eliminate or reduce the effect of this Article Eight in respect of any act or omission occurring prior to such amendment or repeal.

File Number 5920-228-6

State of Illinois
Office of
The Secretary of State

Whereas, ARTICLES OF AMENDMENT TO THE ARTICLES OF INCORPORATION OF

LYN SOFTWARE, INC.

INCORPORATED UNDER THE LAWS OF THE STATE OF ILLINOIS HAVE BEEN FILED IN THE OFFICE OF THE SECRETARY OF STATE AS PROVIDED BY THE BUSINESS CORPORATION ACT OF ILLINOIS, IN FORCE JULY 1, A.D. 1984.

Now Therefore, I, George H. Ryan, Secretary of State of the State of Illinois, by virtue of the powers vested in me by law, do hereby issue this certificate and attach hereto a copy of the Application of the aforesaid corporation.

In Testimony Whereof, I hereto set my hand and cause to be affixed the Great Seal of the State of Illinois, at the City of Springfield, this 5TH day of FEBRUARY A.D. 19 97 and of the Independence of the United States the two hundred and 21ST .


SEAL OF THE STATE OF ILLINOIS
AUG. 26TH 1818

George H Ryan

Secretary of State

C-212.2

Form **BCA-10.30**
(Rev. Jan. 1995)

ARTICLES OF AMENDMENT

File # 5920-228-6

...rge H. Ryan
Secretary of State
Department of Business Services
Springfield, IL 62756
Telephone (217) 782-1832

Remit payment in check or money order, payable to "Secretary of State."

* The filing fee for articles of amendment - $25.00

FILED
FEB 05 1997
GEORGE H. RYAN
SECRETARY OF STATE

SUBMIT IN DUPLICATE

This space for use by Secretary of State

Date 2-5-97

Franchise Tax $
Filing Fee* $ 25.00
Penalty $

Approved:


1. CORPORATE NAME: Lyn Software, Inc.

(Note 1)

2. MANNER OF ADOPTION OF AMENDMENT:

The following amendment of the Articles of Incorporation was adopted on February 3, 19 97 in the manner indicated below. ("X" one box only)

☐ By a majority of the incorporators, provided no directors were named in the articles of incorporation and no directors have been elected;

(Note 2)

☐ By a majority of the board of directors, in accordance with Section 10.10, the corporation having issued no shares as of the time of adoption of this amendment;

(Note 2)

☐ By a majority of the board of directors, in accordance with Section 10.15, shares having been issued but shareholder action not being required for the adoption of the amendment;

(Note 3)

☐ By the shareholders, in accordance with Section 10.20, a resolution of the board of directors having been duly adopted and submitted to the shareholders. At a meeting of shareholders, not less than the minimum number of votes required by statute and by the articles of incorporation were voted in favor of the amendment;

(Note 4)

☐ By the shareholders, in accordance with Sections 10.20 and 7.10, a resolution of the board of directors having been duly adopted and submitted to the shareholders. A consent in writing has been signed by shareholders having not less than the minimum number of votes required by statute and by the articles of incorporation. Shareholders who have not consented in writing have been given notice in accordance with Section 7.10;

(Note 4&5)

☒ By the shareholders, in accordance with Sections 10.20 and 7.10, a resolution of the board of directors having been duly adopted and submitted to the shareholders. A consent in writing has been signed by all the shareholders entitled to vote on this amendment.

(Note 5)

3. TEXT OF AMENDMENT:

a. When amendment effects a name change, insert the new corporate name below. Use Page 2 for all other amendments.

Article I: The name of the corporation is:

EXPEDITED
FEB 5 1997
SECRETARY OF STATE

Derivatech Corporation
(NEW NAME)

All changes other than name, include on page 2
(over)

Text of Amendment

b. *(If amendment affects the corporate purpose, the amended purpose is required to be set forth in its entirety. If there is not sufficient space to do so, add one or more sheets of this size.)*

4. The manner, if not set fort in Article 3b, in which any exchange, reclassification or cancellation of issued shares, or a reduction of the number of authorized shares of any class below the number of issued shares of that class, provided for or affected by this amendment, is as follows: (if not applicable, insert "No change")

No change

5. (a) The manner, if not set forth in Article 3b, in which said amendment effects a change in the amount of paid-in capital (Paid-in capital replaces the terms Stated Capital and Paid-in Surplus and is equal to the total of these accounts) is as follows: *(If not applicable, insert "No change")*

No change

(b) The amount of paid-in capital (Paid-in Capital replaces the terms Stated Capital and Paid-in Surplus and is equal to the total of these accounts) as changed by this amendment is as follows: *(If not applicable, insert "No change")*

No change

	Before Amendment	After Amendment
Paid-in Capital	$__________	$__________

(Complete either Item 6 or 7 below. All signatures must be in BLACK INK.)

6. The undersigned corporation has caused this statement to be signed by its duly authorized officers, each of whom affirms, under penalties of perjury, that the facts stated herein are true.

Dated February 3, 1997 — Lyn Software, Inc.
(Exact Name of Corporation at date of execution)

attested by [signature] — by [signature]
(Signature of Secretary or Assistant Secretary) — *(Signature of President or Vice President)*

Michael Lynch, Asst. Secretary — Michael Lynch, President
(Type or Print Name and Title) — *(Type or Print Name and Title)*

7. If amendment is authorized pursuant to Section 10.10 by the incorporators, the incorporators must sign below, and type or print name and title.

OR

If amendment is authorized by the directors pursuant to Section 10.10 and there are no officers, then a majority of the directors or such directors as may be designated by the board, must sign below, and type or print name and title.

The undersigned affirms, under the penalties of perjury, that the facts stated herein are true.

Dated ____________________, 19 ____

NOTES and INSTRUCTIONS

NOTE 1: State the true exact corporate name as it appears on the records of the office of the Secretary of State, BEFORE any amendments herein reported.

.TE 2: Incorporators are permitted to adopt amendments ONLY before any shares have been issued and before any directors have been named or elected. (§10.10)

NOTE 3: Directors may adopt amendments without shareholder approval in only seven instances, as follows:

(a) to remove the names and addresses of directors named in the articles of incorporation;
(b) to remove the name and address of the initial registered agent and registered office, provided a statement pursuant to §5.10 is also filed;
(c) to increase, decrease, create or eliminate the par value of the shares of any class, so long as no class or series of shares is adversely affected.
(d) to split the issued whole shares and unissued authorized shares by multiplying them by a whole number, so long as no class or series is adversely affected thereby;
(e) to change the corporate name by substituting the word "corporation","incorporated","company","limited",or the abbreviation "corp.","inc.","co.",or "ltd." for a similar word or abbreviation in the name, or by adding a geographical attribution to the name;
(f) to reduce the authorized shares of any class pursuant to a cancellation statement filed in accordance with §9.05,
(g) to restate the articles of incorporation as currently amended. (§10.15)

NOTE 4: All amendments not adopted under §10.10 or §10.15 require (1) that the board of directors adopt a resolution setting forth the proposed amendment and (2) that the shareholders approve the amendment.

Shareholder approval may be (1) by vote at a shareholders' meeting *(either annual or special)* or (2) by consent, in writing, without a meeting.

To be adopted, the amendment must receive the affirmative vote or consent of the holders of at least 2/3 of the outstanding shares entitled to vote on the amendment *(but if class voting applies, then also at least a 2/3 vote within each class is required).*

The articles of incorporation may supercede the 2/3 vote requirement by specifying any smaller or larger vote requirement not less than a majority of the outstanding shares entitled to vote and not less than a majority within each class when class voting applies. (§10.20)

NOTE 5: When shareholder approval is by consent, all shareholders must be given notice of the proposed amendment at least 5 days before the consent is signed. If the amendment is adopted, shareholders who have not signed the consent must be promptly notified of the passage of the amendment (§§7.10 & 10.20)

C-173.9

BY-LAWS
OF
LYN SOFTWARE, INC.
(an Illinois Corporation)

ARTICLE I

OFFICES

The corporation shall continuously maintain in the State of Illinois a registered office and a registered agent whose office is identical with such registered office, and may have other offices within or without the state.

The registered office of the corporation required by The Business Corporation Act to be maintained in the State of Illinois may be, but need not be, identical with the principal office in the State of Illinois, and the address of the registered office may be changed from time to time by the Board of Directors of the corporation. The Board of Directors shall also have the power to appoint a new registered agent from time to time, and to terminate the services of an incumbent registered agent.

ARTICLE II

SHAREHOLDERS

SECTION 1. ANNUAL MEETING. An annual meeting of the shareholders shall be held on the third Wednesday in January of each year for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday, such meeting shall be held on the next succeeding business day.

SECTION 2. SPECIAL MEETINGS. Special meetings of the shareholders of the corporation may be called either by the president, by the Board of Directors or by the holders of not less than one-fifth (1/5) of all the outstanding shares of the corporation entitled to vote on the matter or matters for which the meeting is called.

SECTION 3. PLACE OF MEETING. The Board of Directors may designate any place, either within or without the State of Illinois, as a place of meeting for any annual meeting or for any special meeting called by the Board of Directors. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be at the registered office of the corporation in the State of Illinois, except as otherwise provided in Section 5 of this Article.

SECTION 4. NOTICE OF MEETINGS. Written or printed notice stating the place, date, and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, or in the case of a merger or consolidation not less than twenty (20) nor more than sixty (60) days before the meeting, either personally or by mail, by or at the direction of the president, or the secretary, or the officer or persons calling the meeting, to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the shareholder at his address as it appears on the records of the corporation, with postage thereon prepaid. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken.

SECTION 5. MEETING OF ALL SHAREHOLDERS. If all of the shareholders shall meet at any time and place, either within or without the State of Illinois, and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and at such meeting any corporate action may be taken.

SECTION 6. FIXING OF RECORD DATE. For the purpose of determining the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or to receive payment of any dividend, or other distribution or allotment of any rights, or to exercise any rights in respect of any change, conversion or exchange of shares, or for the purpose of any other lawful action, the Board of Directors of the corporation may fix in advance a record date which shall not be more than sixty (60) days and, for a meeting of shareholders, of less than ten (10) days, or in the case of a merger or consolidation not less than twenty (20) days, before the date of such meeting. If no record date is fixed, the record date for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders shall be the date on which notice of the meeting is mailed, and the record date for the determination of shareholders for any other purpose shall be the date on which the Board of Directors adopts the resolution relating thereto. A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting.

SECTION 7. VOTING LISTS. The officer or agent having charge of the transfer books for shares of the corporation shall make within twenty (20) days after the record date for a meeting of shareholders, or at least ten (10) days before such meeting, whichever is earlier, a complete list of the shareholders entitled to vote at such meeting, arranged in alphabetical order, showing the address of and the number of shares registered in the name of the shareholder, which list, for a period of ten (10) days prior to such meeting, shall be kept on file at the registered office of the corporation and shall be subject to inspection by any shareholder, and to copying at the shareholder's expense, at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and may be inspected by any shareholder during the whole time of the meeting. The original share ledger or transfer book, or a duplicate thereof kept in this State, shall be prima facie evidence as to who are the

shareholders entitled to examine such list or share ledger or transfer book or to vote at any meeting of shareholders.

SECTION 8. QUORUM. The holders of a majority of the outstanding shares of the corporation, present in person or represented by proxy, shall constitute a quorum at any meeting of shareholders; provided that if less than a majority of the outstanding shares are represented at said meeting, a majority of the shares so represented may adjourn the meeting at any time without further notice. If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting shall be the act of the shareholders, unless the vote of a greater number or voting by classes is required by statute or the Articles of Incorporation. At any adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the original meeting. Withdrawal of shareholders from any meeting shall not cause failure of a duly constituted quorum at the meeting.

SECTION 9. PROXIES. Each shareholder entitled to vote at a meeting of shareholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy. Such proxy shall be filed with the secretary of the corporation before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

SECTION 10. VOTING OF SHARES. Except as provided in SECTION 12 of this ARTICLE II, below, each outstanding share, regardless of class, shall be entitled to one vote upon each matter submitted to a vote at a meeting of shareholders.

SECTION 11. VOTING OF SHARES BY CERTAIN HOLDERS. Shares standing in the name of another corporation, domestic or foreign, may be voted by such officer, agent, or proxy as the by-laws of such corporation may prescribe or, in the absence of such provision, as the board of directors of such corporation may determine.

Shares standing in the name of a deceased person, a minor ward or an incompetent person, may be voted by his administrator, executor, court appointed guardian, or conservator, either in person or by proxy without a transfer of such shares into the name of such administrator, executor, court appointed guardian, or conservator. Shares standing in the name of a trustee may be voted by him, either in person or by proxy.

Shares standing in the name of receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name if authority so to do be contained in an appropriate order of the court by which such receiver was appointed.

A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

Any number of shareholders may create a voting trust for the purpose of conferring upon a trustee or trustees the right to vote or otherwise represent their shares, for a period not to exceed ten (10) years, by entering into a written voting trust agreement specifying the terms and conditions of such voting trust, and by transferring their shares to such trustee or trustees for the purpose of the agreement. Any such trust agreement shall not become effective until a counterpart of the agreement is deposited with the corporation at its registered office. The counterpart of the voting trust agreement so deposited with the corporation shall be subject to the same right of examination by a shareholder of the corporation, in person, by agent or attorney, as are the books and records of the corporation, and shall be subject to examination by any holder of a beneficial interest in the voting trust, either in person, by agent or attorney, at any reasonable time for any proper purpose.

Shares of its own stock belonging to this corporation shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding shares at any given time, but shares of its own stock held by it in a fiduciary capacity may be voted and shall be counted in determining the total number of outstanding shares at any given time.

SECTION 12. CUMULATIVE VOTING. In all elections for directors, every shareholder shall have the right to vote, in person or by proxy, the number of shares owned by him, for as many persons as there are directors to be elected, or to cumulate said shares, and give one candidate as many votes as the number of directors multiplied by the number of his shares shall equal, or to distribute them on the same principle among as many candidates as he shall see fit.

SECTION 13. INSPECTORS. At any meeting of shareholders, the presiding officer may, or upon the request of any shareholder shall, appoint one or more persons as inspectors for such meeting.

Such inspectors shall ascertain and report the number of shares represented at the meeting, based upon their determination of the validity and effect of proxies; count all votes and report the results; and do such other acts as are proper to conduct the election and voting with impartiality and fairness to all the shareholders.

Each report of an inspector shall be in writing and shall be signed by him or by a majority of them if there be more than one (1) inspector acting at such meeting. If there is more than one (1) inspector, the report of a majority shall be the report of the inspectors. The report of the inspector or inspectors on the number of shares represented at the meeting and the results of the voting shall be prima facie evidence thereof.

SECTION 14. CONSENT OF ABSENTEES. No defect in the noticing of a shareholders' meeting will affect the validity of any action at the meeting if a quorum was present, and if each shareholder entitled to notice signs a written waiver of notice either before

or after the meeting, and such waivers, consents, or approvals are filed with the corporate records or made a part of the minutes of the meeting.

SECTION 15. INFORMAL ACTION BY SHAREHOLDERS. Unless otherwise provided in the Articles of Incorporation, any action required to be taken at any annual or special meeting of the shareholders of the corporation, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting and without a vote, if a consent in writing, setting forth the action so taken, shall be signed (a) if five (5) days prior notice of the proposed action is given in writing to all of the shareholders entitled to vote with respect to the subject matter thereof, by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voting or (b) by all of the shareholders entitled to vote with respect to the subject matter thereof.

SECTION 16. VOTING BY BALLOT. Voting on any question or in any election may be by voice unless the presiding officer shall order, or any shareholder shall demand, that voting by ballot.

ARTICLE III

DIRECTORS

SECTION 1. GENERAL POWERS. The business and affairs of the corporation shall be managed by its Board of Directors.

SECTION 2. NUMBER, TENURE AND QUALIFICATIONS. The number of directors of the corporation shall be a range of one (1) to five (5) directors. Each director shall hold office until the next annual meeting of shareholders or until his successor shall have been elected and qualified. Directors need not be residents of Illinois or shareholders of the corporation. The number of directors may be increased or decreased from time to time by the amendment of this section, but no decrease shall have the effect of shortening the term of any incumbent director.

SECTION 3. REGULAR MEETINGS. A regular meeting of the Board of Directors shall be held without other notice than this By-Law, immediately after the annual meeting of shareholders. The Board of Directors may provide, by resolution, the time and place, either within or without the State of Illinois, for the holding of additional regular meetings without other notice than such resolution.

SECTION 4. SPECIAL MEETINGS. Special meetings of the Board of Directors may be called by or at the request of the president or any director. The person or persons authorized to call special meetings of the Board of Directors may fix any place as the place for holding any special meeting of the Board of Directors called by them.

SECTION 5. NOTICE. Notice of any special meeting shall be given at least five (5) days prior thereto by written notice to each director at his business address. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is so delivered to the telegraph company. The attendance of a director at any meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

SECTION 6. QUORUM. A majority of the number of directors fixed by these By-Laws shall constitute a quorum for transaction of business at any meeting of the Board of Directors, provided that if less than a majority of such number of directors are present at said meeting, a majority of the directors present may adjourn the meeting at any time without further notice.

SECTION 7. MANNER OF ACTING. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, unless the act of a greater number is required by statute, or by the Articles of Incorporation.

SECTION 8. VACANCIES. Any vacancy occurring in the Board of Directors and any directorship to be filled by reason of an increase in the number of directors, may be filled by election at an annual meeting of the shareholders or at a special meeting of shareholders called for that purpose. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office.

SECTION 9. ACTION WITHOUT A MEETING. Unless specifically prohibited by the Articles of Incorporation, any action required to be taken at a meeting of the Board of Directors, or any other action which may be taken at a meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all the directors entitled to vote with respect to the subject matter thereof, or by all the members of such committee, as the case may be. Any such consent signed by all the directors or all the members of the committee shall have the same effect as a unanimous vote, and may be stated as such in any document filed with the Secretary of State of with any other party.

SECTION 10. COMPENSATION. The Board of Directors, by the affirmative vote of a majority of directors then in office, and irrespective of any personal interest of any of its members, shall have authority to establish reasonable compensation of all directors for services to the corporation as directors, officers, or otherwise. By resolution of the Board of Directors the directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors. No such payment previously mentioned in this section shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

SECTION 11. PRESUMPTION OF ASSENT. A director of the corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting, or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof, or shall forward such dissent by registered mail to the secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

SECTION 12. MEETINGS BY TELEPHONE. The Board of Directors or any committee thereof may conduct meetings through a conference telephone or other communications equipment by means of which each and all persons participating can hear the others; and a recording of such communications may be made.

ARTICLE IV

OFFICERS

SECTION 1. NUMBER. The officers of the corporation shall be a president, a treasurer, and a secretary, elected or appointed by the Board of Directors. The Board of Directors may, in its discretion, elect or appoint one (1) or more vice presidents, assistant secretaries, assistant treasurers, or such other officers as it determines to be necessary. Any two (2) or more offices may be held by the same person.

SECTION 2. ELECTION AND TERM OF OFFICE. The officers of the corporation shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of shareholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be. Vacancies may be filled, as provided in SECTION 4 of the ARTICLE IV, below, or new offices created and filled at any meeting of the Board of Directors. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or, if sooner, until his death, resignation, or removal in the manner hereinafter provided. Election or appointment of an officer shall not of itself create contract rights.

SECTION 3. REMOVAL. Any officer elected or appointed by the Board of Directors may be removed by the Board of Directors whenever in its judgment the best interests of the corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

SECTION 4. VACANCIES. A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the Board of Directors for the unexpired portion of the term.

SECTION 5. PRESIDENT. The president shall be the principal executive officer of the corporation. Subject to the direction and control of the Board of Directors, he shall be in charge of the business of the corporation; he shall see that the resolutions and directions of the Board of Directors are carried into effect except in those instances in which that responsibility is specifically assigned to some other person by the Board of Directors; and, in general, he shall discharge all duties incident to the office of president and such other duties as may be prescribed by the Board of Directors from time to time. He shall preside at all meetings of the shareholders and of the Board of Directors. Except in those instances in which the authority to execute is expressly delegated to another officer or agent of the corporation, or a different mode of execution is expressly prescribed by the Board of Directors or these By-Laws, he may execute for the corporation certificates for its shares, and any contracts, deeds, mortgages, bonds, or other instruments which the Board of Directors has authorized to be executed, and he may accomplish such execution either under or without the seal of the corporation and either individually or with the secretary, any assistant secretary, or any other officer thereunto authorized by the Board of Directors, according to the requirements of the form of the instrument. He may vote all securities which the corporation is entitled to vote except as and to the extent such authority shall be vested in a different officer or agent of the corporation by the Board of Directors.

SECTION 6. VICE-PRESIDENT. The vice-president (or in the event there be more than one (1) vice-president, each of the vice-presidents) shall assist the president in the discharge of his duties as the president may direct and shall perform such other duties as from time to time may be assigned to him by the president or by the Board of Directors. In the absence of the president or in the event of his inability or refusal to act, the vice-president (or in the event there be more than one (1) vice-president, the vice-presidents in the order designated by the Board of Directors, or by the president if the Board of Directors has not made such a designation, or in the absence of any designation, then in the order of seniority of tenure as vice-president) shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. Except in those instances in which the authority to execute is expressly delegated to another officer or agent of the corporation or a different mode of execution is expressly prescribed by the Board of Directors or these By-Laws, the vice-president (or each of them if there are more than one (1)) may execute for the corporation certificates for its shares and any contracts, deeds, mortgages, bonds or other instruments which the Board of Directors has authorized to be executed, and he may accomplish such execution either under or without the seal of the corporation and either individually or with the secretary, any assistant secretary, or any other officer thereunto authorized by the Board of Directors, according to the requirements of the form of the instrument.

SECTION 7. TREASURER. The treasurer shall be the principal accounting and financial officer of the corporation. The treasurer shall: (a) have charge of and be responsible for the maintenance of adequate books of account for the corporation; (b) have charge and custody of all funds and securities of the corporation, and be responsible therefor and for the receipt and disbursement thereof; and (c) perform all the duties incident to the office of treasurer and such other duties as from time to time may be assigned to him by the president or by the

Board of Directors. If required by the Board of Directors, the treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the Board of Directors may determine.

SECTION 8. SECRETARY. The secretary shall: (a) record the minutes of the shareholders' and of the Board of Directors' meetings in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these By-Laws or as required by law; (c) be custodian of the corporate records and of the seal of the corporation; (d) keep a register of the post-office address of each shareholder which shall be furnished to the secretary by such shareholder; (e) sign with the president, or a vice-president, or any other officer thereunto authorized by the Board of Directors, certificates for shares of the corporation, the issue of which shall have been authorized by the Board of Directors, and any contract, deeds, mortgages, bonds, or other instruments which the Board of Directors has authorized to be executed, according to the requirements of the form of the instrument, except when a different mode of execution is expressly prescribed by the Board of Directors or these By-Laws; (f) have general charge of the stock transfer books of the corporation; and (g) perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him by the president or by the Board of Directors.

SECTION 9. ASSISTANT TREASURER AND ASSISTANT SECRETARY. The assistant treasurer and assistant secretary (or in the event there be more than one (1) assistant secretary and/or assistant treasurer, each of the assistant secretaries and/or assistant treasurers) shall perform such duties as shall be assigned to them by the treasurer or the secretary, respectively, or by the president or the Board of Directors. The assistant secretary (or in the event there be more than one (1) assistant secretary, each of the assistant secretaries) may sign with the president, or a vice-president, or any other officer thereunto authorized by the Board of Directors, certificates for shares of the corporation, the issue of which shall have been authorized by the Board of Directors, and any contracts, deeds, mortgages, bonds, or other instruments which the Board of Directors has authorized to be executed, according to the requirements of the form of the instrument, except when a different mode of execution is expressly prescribed by the board of directors or these By-Laws. The assistant treasurer (or in the event there be more than one (1) assistant treasurer, each of the assistant treasurers) shall, if required by the Board of Directors, give bond for the faithful discharge of his duties in such sum and with such surety as the Board of Directors shall determine.

SECTION 10. SALARIES. The salary, if any, of each officer shall be fixed from time to time by the Board of Directors, and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the corporation.

ARTICLE V

CONTRACTS, LOANS, CHECKS AND DEPOSITS

SECTION 1. CONTRACTS. The Board of Directors may authorize any officer or officers agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

SECTION 2. LOANS. No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

SECTION 3. CHECKS, DRAFTS, ETC. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation shall be signed by such officer or officers, agent or agents of the corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors.

SECTION 4. DEPOSITS. All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositaries as the Board of Directors may select.

ARTICLE VI

CERTIFICATES FOR SHARES AND THEIR TRANSFER

SECTION 1. CERTIFICATES FOR SHARES. Certificates representing shares of the corporation shall be signed by the president or a vice-president or by such officer as shall be designated by resolution of the Board of Directors and by the secretary or an assistant secretary, and may be sealed with the seal or a facsimile of the seal of the corporation. If both the signatures of the officers be by facsimile, the certificate shall be manually signed by or on behalf of a duly authorized transfer agent or clerk. Each certificate representing shares shall be consecutively numbered or otherwise identified, and shall also state the name of the person to whom issued, the number and class of shares (with designation of series, if any), the date of issue, that the corporation is organized under the laws of the State of Illinois, and the par value of such shares or a statement that the shares are without par value. If the corporation is authorized and does issue shares of more than one class, or of series within a class, the certificate shall also contain such information or statement as may be required by law.

The name and address of each shareholder, the number and class of shares held and the date on which the certificates for the shares were issued shall be entered on the books of the corporation. The person in whose name shares stand on the books of the corporation shall be deemed the owner thereof for all purposes as regards the corporation.

SECTION 2. LOST CERTIFICATES. If a certificate representing shares has allegedly been lost or destroyed the Board of Directors may in its discretion, except as may be required by law, direct that a new certificate be issued upon such indemnification and other reasonable requirements as it may impose.

SECTION 3. TRANSFERS OF SHARES. Transfers of shares of the corporation shall be recorded on the books of the corporation and, except in the case of a lost or destroyed certificate, the certificate or certificates representing such shares shall be surrendered for cancellation. A certificate presented for transfer must be duly endorsed and accompanied by proper guaranty of signature and other appropriate assurances that the endorsement is effective.

ARTICLE VII

FISCAL YEAR

The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

ARTICLE VIII

DIVIDENDS

The Board of Directors may from time to time declare, and the corporation may pay dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and the Articles of Incorporation.

ARTICLE IX

SEAL

If the directors cause the corporation to have a seal, the corporate seal shall have inscribed thereon the name of the corporation and the words "Corporate Seal, Illinois". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any manner reproduced.

ARTICLE X

WAIVER OF NOTICE

Whenever any notice is required to be given under the provisions of these By-Laws or under the provisions of the Articles of Incorporation or under the provisions of The Business Corporation Act of the State of Illinois, a waiver thereof in writing, signed by the person or

persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

ARTICLE XI

RECORDS AND REPORTS

SECTION 1. INSPECTION OF BOOKS AND RECORDS. All books and records provided for by statute shall be open to inspection of the shareholders from time to time and to the extent provided by statute, and of otherwise. Any director may examine such books and records at all reasonable times.

SECTION 2. CLOSING STOCK TRANSFER BOOKS. The Board of Directors may close the transfer books in its discretion for a period not exceeding sixty (60) days preceding any meeting, annual or special, of the shareholders, or the day appointed for the payment of a dividend.

ARTICLE XII

AMENDMENTS

The power to make, alter, amend, or repeal these By-Laws shall be vested in the shareholders or the Board of Directors, unless reserved to the shareholders by the Articles of Incorporation or specifically reserved to the shareholders as hereinafter provided. These By-Laws may contain any provisions for the regulation and management of the affairs of the corporation not inconsistent with law or the Articles of Incorporation.

ARTICLE XIII

CONSTRUCTION OF TERMS

The use of singular and plural words and terms, and of the male or female gender, in these By-Laws may be construed and applied alternatively in accordance with the facts and circumstances existing at the time of construction and application of such words and terms.

ARTICLE XIV

INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS

SECTION 1. RIGHT TO INDEMNIFICATION. Each person who was or is made a party or is threatened to be made a party to or is involved in or called as a witness in any Proceeding by reason of the fact that he or she is or was an Indemnified Person, without regard to whether the basis of such Proceeding is alleged action or inaction in an official capacity as an director, officer, employee, agent or Delegate or in any other capacity while serving as such a director, officer, employee, agent or Delegate, shall be indemnified and held harmless by the corporation to the fullest extent permitted under the Illinois Business Corporation Act of 1983 (the "BCA"), as the same now exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than the BCA permitted the corporation to provide prior to such amendment). Such indemnification shall cover all expenses incurred by an Indemnified Person (including, but not limited to, attorneys' fees and other expenses of litigation) and all liabilities and losses (including, but not limited to, judgments, fines, ERISA or other excise taxes or penalties and amounts paid or to be paid in settlement) incurred by such person in connection therewith.

Notwithstanding the foregoing, except with respect to indemnification specified in Section 3 of this Article, the corporation shall indemnify an Indemnified Person in connection with a Proceeding (or part thereof) initiated by such person only if such Proceeding (or part thereof) was authorized by the board of directors of the corporation.

For purposes of this Article:

(i) a "Proceeding" is an action, suit or proceeding, whether civil, criminal, administrative or investigative, and any appeal therefrom and any inquiry that an Indemnified Person in good faith believes might lead to the institution of any such action, suit or proceeding;

(ii) an "Indemnified Person" is a person who is, was, or had agreed to become a director or an officer or a Delegate, as defined herein, of the corporation or the legal representative of any of the foregoing; and

(iii) a "Delegate" is a person serving at the request of the corporation or a subsidiary of the corporation as a director, trustee, fiduciary, or officer of such subsidiary or of another corporation, partnership, joint venture, trust or other enterprise.

SECTION 2. EXPENSES. Expenses, including attorneys' fees, incurred by a person indemnified pursuant to Section 1 of this Article in defending or otherwise being involved in a Proceeding shall be paid by the corporation in advance of the final disposition of such

Proceeding, including any appeal therefrom, upon receipt of an undertaking (the "Undertaking") by or on behalf of such person to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation; provided, that in connection with a Proceeding (or part thereof) initiated by such person, except a Proceeding authorized by Section 3 of this Article, the corporation shall pay said expenses in advance of final disposition only if such Proceeding (or part thereof) was authorized by the board of directors. A person to whom expenses are advanced pursuant hereto shall not be obligated to repay pursuant to the Undertaking until the final determination of any pending Proceeding in a court of competent jurisdiction concerning the right of such person to be indemnified or the obligation of such person to repay pursuant to the Undertaking. The advancement of expenses shall not require a determination in the specific case of the Indemnified Person's entitlement to receive advances of expenses unless required by the BCA.

SECTION 3. PROTECTION OF RIGHTS. If a claim under Section 1 of this Article is not promptly paid in full by the corporation after a written claim setting forth the basis of such claim in reasonable detail has been received by the corporation or if expenses pursuant to Section 2 of this Article have not been advanced within 20 days after (a) a written request for such advancement accompanied by a statement setting forth such expenses in reasonable detail and (b) any required Undertaking has been received by the corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim or the advancement of expenses. If successful, in whole or in part, in such suit, such claimant shall also be entitled to be paid (i) the reasonable expense thereof and (ii) interest, at the variable rate per annum created by combining the prime rate as announced from time to time by The First National Bank of Chicago and two percent (2%), on any advances of expenses or indemnification received by the Indemnified Person pursuant to such suit. Such interest shall accrue from the later of the date or dates (x) the applicable request for the advancement of expenses or indemnification or (y) the Undertaking was submitted to the corporation until such sums are paid to the Indemnified Person. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any Proceeding in advance of its final disposition where the required Undertaking has been tendered to the corporation) that indemnification of the claimant is prohibited by law, but the burden of proving such defense shall be on the corporation. In any action brought by the corporation to recover, pursuant to an Undertaking, expenses advanced by the corporation to an Indemnified Person, the burden of proving that indemnification of the Indemnified Person is prohibited by law shall be on the corporation. Neither the failure of the corporation (including its board of directors, independent legal counsel, or its stockholders) to have made a determination, if required, prior to the commencement of such action that indemnification of the claimant is proper in the circumstances, nor an actual determination by the corporation (including its board of directors, independent legal counsel, or its stockholders) that indemnification of the claimant is prohibited, shall be a defense to the action or create a presumption that indemnification of the claimant is prohibited.

SECTION 4. MISCELLANEOUS.

(i) Non-Exclusivity of Rights. The rights conferred on any person by this Article shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Articles of Incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise. The board of directors shall have the authority, by resolution, to provide for such indemnification of employees or agents of the corporation or others and for such other indemnification of directors, officers or Delegates as it shall deem appropriate.

(ii) Insurance, Contracts and Funding. The corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee, or agent of, or person serving in any other capacity with, the corporation or another corporation, partnership, joint venture, trust or other enterprise against any expenses, liabilities or losses, whether or not the corporation would have the power to indemnify such person against such expenses, liabilities or losses under the BCA. The corporation may enter into contracts with any director, officer or Delegate of the corporation in furtherance of the provisions of this Article and may create a trust fund, grant a security interest or use other means (including, without limitation, a letter of credit) to ensure the payment of such amounts as may be necessary to effect the advancing of expenses and indemnification as provided in this Article.

(iii) Contractual Nature. The provisions of this Article shall be applicable to all Proceedings commenced or continuing after its adoption, whether such arise out of events, acts or omissions which occurred prior or subsequent to such adoption, and shall continue as to a person who has ceased to be a director, officer or Delegate and shall inure to the benefit of the heirs, executors and administrators of such person. This Article shall be deemed to be a contract between the corporation and each person who, at any time that this Article is in effect, serves or agrees to serve in any capacity which entitles him to indemnification hereunder and any repeal or other modification of this Article or any repeal or modification of the BCA or any other applicable law shall not limit any Indemnified Person's entitlement to the advancement of expenses or indemnification under this Article for Proceedings then existing or later arising out of events, acts or omissions occurring prior to such repeal or modification, including, without limitation, the right to indemnification for Proceedings commenced after such repeal or modification to enforce this Article with regard to Proceedings arising out of acts, omissions or events occurring prior to such repeal or modification.

(iv) Severability. If any portion hereof shall be invalidated or held to be unenforceable on any ground by any court of competent jurisdiction, the decision of which shall not have been reversed on appeal, such invalidity or unenforceability shall not affect the other provisions hereof, and such provision shall be deemed modified to the minimum extent necessary to avoid a violation of law and, as so modified, such provision and the

remaining provisions shall remain valid and enforceable in accordance with their terms to the fullest extent permitted by law.

DATED: January 2, 1997

DerivaTech Corporation
Board of Directors

NAME	POSITION
William J. Brodsky	Chairman
Edward T. Tilly	Director

DerivaTech Corporation
Officers

NAME	POSITION
Richard DuFour	President
Alan J. Dean	Treasurer
Joanne Moffic-Silver	Secretary

State of Delaware

Office of the Secretary of State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "CBOE, LLC", FILED IN THIS OFFICE ON THE TWENTY-SECOND DAY OF AUGUST, A.D. 2001, AT 9 O'CLOCK A.M.





Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3428619 8100

010415452

AUTHENTICATION: 1308685

DATE: 08-22-01

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 08/22/2001
010415452 - 3428619

CERTIFICATE OF FORMATION

OF

CBOE, LLC

1. The name of the limited liability company is CBOE, LLC.

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3. This Certificate of Formation shall be effective upon the date of filing.

IN WITNESS WHEREOF, the undersigned duly authorized person has executed this Certificate of Formation of CBOE, LLC this 22nd day of August, 2001.



Matthew G. Galo, Organizer

FOURTH AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

CBOE, LLC

THE UNDERSIGNED is executing this Fourth Amended and Restated Limited Liability Company Agreement (this "Agreement") for the purpose of amending and restating the Third Amended and Restated Limited Liability Company Agreement of CBOE, LLC (the "Company"), dated as of February 8, 2011, pursuant to the provisions of the Delaware Limited Liability Company Act (6 Del.C. §§ 18-101, et seq.) (the "Act"), and does hereby certify and agree as follows:

Section 1. Name. The name of the Company shall be "CBOE, LLC" or such other name as the Board of Directors (as defined below) may from time to time hereafter designate.

Section 2. Purpose. The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Act and engaging in any and all activities necessary or incidental to the foregoing.

Section 3. Offices. (a) The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, such place or places as the Board of Directors may from time to time designate.

(b) The registered office of the Company in the State of Delaware shall be located at The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware shall be The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801.

Section 4. Member. The sole Member (the "Member") of the Company is CBOE Holdings, Inc.

Section 5. Term. The term of the Company commenced on the date of filing of the Certificate of Formation of the Company in accordance with the Act and shall continue until dissolution of the Company in accordance with the Act or Section 12 of this Agreement.

Section 6. Management of the Company. (a) The Member hereby exclusively vests the power to manage, operate and set policies for the Company in a management board of directors (the "Board of Directors"). The Board of Directors of the Company shall consist of the Chief Executive Officer and President ("Directors") of the

Member, as the persons in the foregoing offices of the Member may change from time to time. The Chairman of the Board of Directors of the Company shall be the individual serving as Chief Executive Officer of the Member from time to time. Each Director is hereby designated as a "manager" of the Company within the meaning of the Act. Meetings of the Board of Directors shall be held at the principal place of business of the Company or at any other place that the Chairman of the Board of Directors may determine from time to time. Members of the Board of Directors may participate in such meetings by conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such a meeting. The presence of at least 50% of the Directors shall constitute a quorum for the transaction of business; provided that a quorum shall not exist unless at least two Directors are present. Meetings shall be held in accordance with the schedule established by the Board of Directors. Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors, and shall be called by the Secretary upon the written request of any two Directors. The Secretary shall give at least one hour's notice of such meeting to each Director. Decisions of the Board of Directors shall require the approval of a majority of the Directors present at a meeting. The Board of Directors also may make decisions, without holding a meeting, by written consent of all of the Directors. Any such written consent may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts together constituting the same consent. The Board of Directors may establish such other rules and procedures for its deliberations as it may deem necessary or desirable. Directors may be removed from, and substitute or additional Directors may be appointed to, the Board of Directors, at any time by the Member.

(b) The Board of Directors shall have the power by itself or through agents, and shall be authorized and empowered on behalf and in the name of the Company, to carry out all of the objects and purposes of the Company and to perform all acts and enter into and perform all acts and other undertakings that it may in its discretion deem necessary or advisable in that regard, in each case in accordance with the provisions of this Agreement. A Director acting individually in his or her capacity shall have the power to act for or bind the Company to the extent authorized to do so by the Board of Directors. The Chairman of the Board of Directors, the President and the Secretary are each hereby designated as authorized persons, within the meaning of the Act, to execute and file any amendments to, or restatements of, the Certificate of Formation with the Secretary of State of the State of Delaware and any applicable filings as a foreign limited liability company in any State where such filings may be necessary or desirable. The Board of Directors may confer upon any officer of the Company elected in accordance with paragraph (c) below, any of the powers of the Board of Directors set forth in this Agreement.

(c) The Board of Directors shall have the power to elect such officers of the Company as it may deem necessary or appropriate from time to time. All officers of the Company elected by the Board of Directors shall hold office for such term as may be determined by the Board of Directors or until their respective successors are chosen. Any officer may be removed from office at any time either with or without cause by the

Chairman of the Board of Directors, the President or the affirmative vote of a majority of the Directors then in office. Each of the officers of the Company shall have the powers and duties prescribed by the Board of Directors and, unless otherwise prescribed by the Board of Directors, shall have such further powers and duties as ordinarily pertain to that office.

Section 7. Liability; Exculpation and Indemnification

(a) Except as otherwise expressly required by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be the debts, obligations and liabilities solely of the Company, and the Member, Directors, officers, employees and agents of the Company shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member, Director, officer, employee or agent of the Company.

(b) Neither the Member nor any Director nor any Officer nor member of a committee of the Company (a "Covered Person") shall be liable to the Company or any other person or entity who is bound by this Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred if such Covered Person (1) committed an act or omission not in good faith or (2) committed an act of intentional misconduct or a knowing violation of law.

(c) The Company shall, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, indemnify and hold harmless any Covered Person who was or is made or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he or she is or was a Covered Person, or, while a Covered Person, is or was serving at the request of the Company as a Director or Officer, employee or agent of another Company, partnership, joint venture, trust or other enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including reasonable attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such Covered Person in connection with a proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section (d) of this Section 7, the Company shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of Directors of the Company.

(d) Expenses (including reasonable attorneys' fees) incurred by a Covered Person in defending a proceeding, including appeals, shall, to the extent not prohibited by law, be paid by the Company in advance of the final disposition of such proceeding; provided, however, that the Company shall not be required to advance any expenses to a person against whom the Company directly brings an action, suit or

proceeding alleging that such person (1) committed an act or omission not in good faith or (2) committed an act of intentional misconduct or a knowing violation of law. Additionally, an advancement of expenses incurred by a Covered Person shall be made only upon delivery to the Company of an undertaking, by or on behalf of such Covered Person, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal or otherwise in accordance with Delaware law that such Covered Person is not entitled to be indemnified for such expenses under this Section 7.

(e) If a claim for indemnification (following the final disposition of such action, suit or proceeding) or advancement of expenses under this Section 7 is not paid in full within thirty days after a written claim therefor by the Covered Person has been received by the Company, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any action the Company shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

(f) The provisions of this Section 7 shall be deemed to be a contract between the Company and each Covered Person who serves in any such capacity at any time while this Section 7 is in effect, and any repeal or modification of any applicable law or of this Section 7 shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

(g) Persons not expressly covered by the foregoing provisions of this Section 7, including without limitation those (*x*) who are or were employees or agents of the Company, or are or were serving at the request of the Company as employees or agents of another Company, partnership, joint venture, trust or other enterprise, or (*y*) who are or were directors, officers, employees or agents of a constituent Company absorbed in a consolidation or merger in which the Company was the resulting or surviving Company, or who are or were serving at the request of such constituent Company as directors, officers, employees or agents of another Company, partnership, joint venture, trust or other enterprise, may be indemnified or advanced expenses to the extent authorized at any time or from time to time by the Board of Directors. The Board of Directors may also enter into separate and/or additional documents with any Covered Person or any other person which may have the effect of granting additional indemnification rights, and/or establishing additional rights, or altering or supplementing the terms of this Section without the consent of any other person.

(h) The rights conferred on any Covered Person by this Section 7 shall not be deemed exclusive of any other rights to which such Covered Person may be entitled by law or otherwise, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

(i) The Company's obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another Company, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other Company, partnership, joint venture, trust, enterprise or non-profit entity.

(j) Any repeal or modification of the foregoing provisions of this Section 7 shall not adversely affect any right or protection hereunder of any Covered Person in respect of any act or omission occurring prior to the time of such repeal or modification.

(k) The Company may purchase and maintain insurance, at its expense, to protect itself and any Member, Director, Officer, manager, trustee, employee or agent of the Company or another Company, or of a partnership, limited liability company, joint venture, trust or other enterprise against any expense, liability or loss (as such terms are used in this Section 7), whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Act.

Section 8. Capital Contributions. The Member may make capital contributions to the Company in such amounts and at such times as it deems necessary or appropriate in its sole discretion.

Section 9. Assignments of Member's Interest. The Member may assign all, but not part, of its interest to any of its affiliates.

Section 10. Distributions. Distributions of cash or other assets of the Company shall be made at such time and in such amounts as the Member, by itself or through a power of attorney, or the Board of Directors may determine.

Section 11. Return of Capital. The Member has no right to receive, but the Board of Directors has absolute discretion to make, any distributions to the Member which include a return of all or any part of the Member's capital contribution; provided that upon the dissolution of the Company, the assets of the Company shall be distributed as provided in Section 18-804 of the Act.

Section 12. Dissolution. The Company shall be dissolved and its affairs wound up and terminated upon the determination of the Board of Directors or upon the consent of the Member to dissolve the Company. Such dissolution and winding up shall be carried out in accordance with the Act.

Section 13. Fiscal Year. The fiscal year of the Company shall be the twelve month period ending on December 31 of each year.

Section 14. Amendments. This Agreement may be amended only upon the written consent of the Member.

Section 15. Governing Law. This Agreement and the rights and obligations of the parties hereto shall be subject to, and governed by, the laws of the State of Delaware.

IN WITNESS WHEREOF, the undersigned has duly executed this Fourth Amended and Restated Limited Liability Company Agreement as of November 1, 2011.

CBOE Holdings, Inc.,
a Delaware stock corporation



By: ______________________
Name: Edward T. Tilly
Title: President and Chief Operating Officer

CBOE, LLC
Board of Directors

NAME	POSITION
William J. Brodsky	Chairman
Edward T. Tilly	Director

CBOE, LLC
Officers

NAME	POSITION
William J. Brodsky	Chairman
Edward T. Tilly	President
Richard DuFour	Vice President
Alan J. Dean	Treasurer
Joanne Moffic-Silver	Secretary

OneChicago

Exchange Rulebook

BY ACCESSING, OR ENTERING ANY ORDER INTO, THE ONECHICAGO SYSTEM, AND WITHOUT ANY NEED FOR ANY FURTHER ACTION, UNDERTAKING OR AGREEMENT, A CLEARING MEMBER, EXCHANGE MEMBER OR ACCESS PERSON AGREES (I) TO BE BOUND BY, AND COMPLY WITH, THE RULES OF THE EXCHANGE, THE RULES OF THE CLEARING CORPORATION AND APPLICABLE LAW, IN EACH CASE TO THE EXTENT APPLICABLE TO IT, AND (II) TO BECOME SUBJECT TO THE JURISDICTION OF THE EXCHANGE WITH RESPECT TO ANY AND ALL MATTERS ARISING FROM, RELATED TO, OR IN CONNECTION WITH, THE STATUS, ACTIONS OR OMISSIONS OF SUCH CLEARING MEMBER, EXCHANGE MEMBER OR ACCESS PERSON. SEE RULE 307(A) AND THE RELATED DEFINITIONS IN THIS RULEBOOK.

ANY PERSON INITIATING OR EXECUTING A TRANSACTION ON OR SUBJECT TO THE RULES OF THE EXCHANGE DIRECTLY OR THROUGH AN INTERMEDIARY, AND ANY PERSON FOR WHOSE BENEFIT SUCH A TRANSACTION HAS BEEN INITIATED OR EXECUTED, EXPRESSLY CONSENTS TO THE JURISDICTION OF THE EXCHANGE AND AGREES TO BE BOUND BY AND COMPLY WITH THE RULES OF THE EXCHANGE IN RELATION TO SUCH TRANSACTIONS, INCLUDING, BUT NOT LIMITED TO, RULES REQUIRING COOPERATION AND PARTICIPATION IN INVESTIGATORY AND DISCIPLINARY PROCESSES.

Revision Date: March 20, 2013

Table of Contents

EXCHANGE RULEBOOK

CHAPTER 1
DEFINITIONS

CHAPTER 2
GOVERNANCE OF THE EXCHANGE

CHAPTER 3
MEMBERSHIP AND ACCESS PRIVILEGES

CHAPTER 4
TRADING PROCEDURES AND STANDARDS

CHAPTER 5
OBLIGATIONS OF CLEARING MEMBERS, EXCHANGE MEMBERS AND ACCESS PERSONS

CHAPTER 6
BUSINESS CONDUCT

CHAPTER 7

CHAPTER 8
ARBITRATION

CHAPTER 9
SINGLE STOCK FUTURES

CHAPTER 10
STOCK INDEX FUTURES

CHAPTER 11
CLEARING

CHAPTER 1
DEFINITIONS

Scope of Definitions

Unless otherwise specifically provided in the Rules of the Exchange or the context otherwise requires, the terms defined in this Chapter shall for all purposes of the Rules of the Exchange have the meanings specified herein.

101. Access Person

The term "Access Person" means any Person, other than a Clearing Member or Exchange Member, or Related Party of either, who has been given access to the OneChicago System through a OneChicago Workstation by a Clearing Member.

102. Access Privileges

The term "Access Privileges" means the right to access, and enter orders into, the OneChicago System.

103. Affiliate

An "Affiliate" of, or a Person "Affiliated" with, another Person is a Person who, directly or indirectly, Controls, is Controlled by, or is under common Control with, such other Person.

104. Applicable Law

The term "Applicable Law" includes, but is not limited to, the CEA, Commission Regulations, the Exchange Act, Exchange Act Regulations and margin rules adopted by the Board of Governors of the Federal Reserve System, all as amended from time to time.

105. Average Price System

The term "Average Price System" means any system used by a Clearing Member, Exchange Member or Access Person that is a registered futures commission merchant to calculate and confirm to its Customers an average price for any Contract when multiple execution prices are received on any Order or series of Orders for such Contract.

106. Bankruptcy Code

The term "Bankruptcy Code" means Title 11 of the United States Code, as amended from time to time.

107. Block Trade

The term "Block Trade" has the meaning set forth in Rule 417(a).

108. Board

The term "Board" means the board of directors of the Exchange constituted as described in Chapter 2.

109. [Reserved]

110. Business Day

The term "Business Day" has the meaning set forth in Rule 402.

111. CBOE

The term "CBOE" means the Chicago Board Options Exchange, Incorporated, a Delaware corporation, (including its successors).

112. CBOE Subsidiary

The term "CBOE Subsidiary" means CBOE, LLC, a Delaware limited liability company and wholly owned subsidiary of the CBOE (including its successors).

113. CBoT

The term "CBoT" means the Board of Trade of the City of Chicago, Inc., a Delaware corporation (including its successors).

114. CEA

The term "CEA" means the Commodity Exchange Act, as amended from time to time.

115. Chief Executive Officer

The term "Chief Executive Officer" means the individual appointed by the Board from time to time as the chief executive officer of the Exchange, with the duties and responsibilities described in Rule 208(d).

116. Chief Financial Officer

The term "Chief Financial Officer" means the individual appointed by the Board from time to time as the chief financial officer of the Exchange, with the duties and responsibilities described in Rule 208(e).

116A. Chief Regulatory Officer

The term "Chief Regulatory Officer" means the individual appointed by the Exchange to oversee compliance matters and for managing the day-to-day regulatory functions of the Exchange and shall report jointly to the Regulatory Oversight Committee

for all regulatory, compliance, supervisory, and surveillance matters and the Chief Executive Officer for all others matters that are not related to regulation and supervision.

117. Clearing Corporation

The term "Clearing Corporation" means The Options Clearing Corporation, a Delaware corporation (including its successors), the CME or such other clearing organization or organizations as the Exchange may designate in the future to provide clearing services with respect to any or all of its Contracts. To the extent that the Exchange designates multiple clearing organizations to provide clearing services at any given time, the term "Clearing Corporation" shall refer to the clearing organization or organizations designated to provide such services with respect to the Contract or Clearing Member in question.

118. Clearing Member

The term "Clearing Member" means each Person from time to time found eligible and authorized, either individually or as part of a group or category, by the Board to clear trades in any or all Contracts.

Interpretation Of Exchange Rule 118

The Board has adopted an interpretation of this Rule so that, for the sake of clarity, eligibility as a Clearing Member includes any Person, as defined in Rule 151, that has either a (i) clearing membership in the CME or (ii) is a security futures eligible member of The Options Clearing Corporation. *Board of Directors' Resolution, June 9, 2009.* *

*Interpretation added on June 11, 2009

119. CME

The term "CME" means Chicago Mercantile Exchange Inc., a Delaware corporation (including its successors).

120. Commission

The term "Commission" means the Commodity Futures Trading Commission, and includes any successor agency or authority.

121. Commission Regulation

The term "Commission Regulation" means any rule, regulation, order, directive and any interpretation thereof adopted from time to time by the Commission.

122. Contract

The term "Contract" means any Future.

123. Control

The term "Control" means the power to exercise a controlling influence over the management or policies of a Person, unless such power is solely the result of an official position with such Person. Any Person who owns beneficially, directly or indirectly, more than 20% of the voting power in the election of directors of a corporation, or more than 25% of the voting power in the election of directors of any other corporation which directly or through one or more Affiliates owns beneficially more than 25% of the voting power in the election of directors of such corporation, shall be presumed to control such corporation. The terms "controlling" or "controlled" shall have meanings correlative to the foregoing.

124. Customer

The term "Customer" means any Person for whom a Clearing Member or, if applicable, Exchange Member or Access Person carries an account (other than such Clearing Member, Exchange Member or Access Person or any of its Affiliates) or from whom a Clearing Member or, if applicable, Exchange Member or Access Person, solicits or accepts an Order.

125. Delaware LLC Act

The term "Delaware LLC Act" means the Delaware Limited Liability Company Act, as amended from time to time.

125A. Department

The term "Department" has the meaning set forth in Chapter 7 *Introduction.*

126. Director

The term "Director" means each limited liability company manager, as such term is defined in §18-101(10) of the Delaware LLC Act, who is designated as described in Rule 207 to serve on the Board.

127. Disciplinary Panel

The Disciplinary Panel shall consist of three individuals selected by the Chief Regulatory Officer from the Public Directors on the Exchange's Board and/or members of the public, all of which would qualify as a Public Director at OneChicago.

128. Emergency

The term "Emergency" means any occurrence or circumstance, which requires immediate action and threatens or may threaten the fair and orderly trading in, or

the liquidation of or delivery pursuant to, any Contract. An Emergency may include, without limitation, any of the following:

(a) Any manipulative activity or attempted manipulative activity;

(b) Any actual, attempted or threatened corner, squeeze, congestion or undue concentration of positions;

(c) Any circumstance which may materially adversely affect the performance of Contracts, including any failure of the payment system;

(d) Any action taken by the federal or any foreign government, any other governmental body or any other exchange or trading facility (foreign or domestic), in each case which may have a direct adverse effect on trading on the Exchange;

(e) Any circumstance which may have a severe, adverse effect upon the physical functions of the Exchange, including fire or other casualty, bomb threats, substantial inclement weather, power failures, communications breakdowns, computer system breakdowns, malfunctions of plumbing, heating, ventilation and air conditioning systems and transportation breakdowns;

(f) The bankruptcy or insolvency of any Clearing Member or the imposition of any injunction or other restraint by any government agency, court or arbitrator upon a Clearing Member which may affect the ability of such Clearing Member to perform on its Contracts;

(g) Any circumstance in which it appears that a Clearing Member or any other Person has failed to perform its Contracts, is insolvent, or is in such financial or operational condition or is conducting business in such a manner that such Person cannot be permitted to continue in business without jeopardizing the safety of Customer funds, other Clearing Members, the Exchange or the Clearing Corporation; and

(h) Any other unusual, unforeseeable and adverse circumstance with respect to which it is impracticable for the Exchange to submit in a timely fashion a reviewable rule to the Commission.

129. Exchange

The term "Exchange" means OneChicago, LLC, a Delaware limited liability company (including its successors), and when used with reference to the administration of any Rule of the Exchange means either the Board or the officer, employee, agent, committee or delegee to whom appropriate authority to administer such provision has been delegated.

130. Exchange Act

The term "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time.

131. Exchange Act Regulation

The term "Exchange Act Regulation" means any rule, regulation, order, directive and any interpretation thereof adopted from time to time by the Securities and Exchange Commission, including any successor agency or authority.

132. Exchange Member

The term "Exchange Member" means any Person with member trading privileges on the CME, the CBOE or the CBoT, provided, however, that such trading privileges, trading rights or permits, and membership rights shall be those that are in effect for each of the foregoing entities as of March 15, 2006 and if such trading privileges, trading rights or permits, and membership rights are materially expanded or changed so as to result in a material increase in the number of Exchange Members, such expanded or changed membership category shall no longer confer automatic membership in the Exchange, unless the Board shall otherwise agree. The term "Member" in this context shall not be construed to have the meaning set forth in §18-101(11) of the Delaware LLC Act, and no ownership interest in the Exchange shall be conferred on any person by virtue of that person's status as an Exchange Member. The default by any Owner of the default provisions, unless otherwise determined by the Board, shall cause the Exchange Members whose membership in the Exchange is derived solely from a relationship with such defaulting Owner (whether directly or through its Affiliate exchange) to cease to be Exchange Members.

133. Exchange of Future for Physical

The term "Exchange of Future for Physical" means any transaction entered into in accordance with the Rules of the Exchange, a component of which is not executed on the Exchange and a component or all of which involves a Future.

134. Ex Parte Communication

The term "Ex Parte Communication" means any oral or written communication made without notice to all parties. A written communication is an Ex Parte Communication unless a copy thereof has been delivered to all interested parties. An oral communication is an Ex Parte Communication unless it is made in the presence of all interested parties other than those who, after receiving adequate prior notice, declined to be present.

135. Expiration Date

The term "Expiration Date" means, with respect to any Contract, the day and time set forth in the Rules of the Exchange governing such Contract for the termination or expiration of such Contract.

136. Expiration Month

The term "Expiration Month" means, with respect to any Contract, the month and year set forth in the Rules of the Exchange governing such Contract for the termination or expiration of such Contract.

137. Future

The term "Future" means any contract for the purchase or sale of any commodity for future delivery from time to time traded on or subject to the Rules of the Exchange.

138. General Counsel

The term "General Counsel" means the individual appointed by the Exchange from time to time as its general counsel, with the duties and responsibilities set forth in Chapter 7 and such additional duties and responsibilities as may otherwise be prescribed by the Exchange from time to time.

139. IBG

The term "IBG" means Interactive Brokers Group LLC.

140. Majority in Interest of the Owners

The term "Majority in Interest of the Owners" means the affirmative vote of at least sixty-five percent (65%) of the shares entitled to vote on matters held solely by the Owners entitled to vote. Pursuant to 207(j) of the Rule of the Exchange, any action of the Owners shall require the consent of a Majority in Interest of the Owners, unless otherwise stated in the Exchange Rules or unless a different number of votes are required by applicable law.

141. Market Improver

The term "Market Improver" means any Clearing Member, Exchange Member or Access Person that first enters an Order or quote at a price that is better than the best price previously available, provided such Order or quote is continuously exposed to the market until it is executed. There may be a Market Improver for each price at which a particular Contract trades on any trading day.

142. NFA

The term “NFA” means the National Futures Association, and includes any successor organization fulfilling similar functions under the CEA.

143. OCX.BETS®

The term “OCX.BETS®” means the OneChicago Block & EFP Trading System, a trade reporting and trade matching central order book for block trades and EFP (“exchange of future for physical”) trades.

144. OneChicago System

The term “OneChicago System” means the electronic systems, including unless otherwise provided, OCX. BETS, administered by or on behalf of the Exchange which perform the functions set out in the Rules of the Exchange, including controlling and recording trading through OneChicago Workstations. *

145. OneChicago Workstation

The term “OneChicago Workstation” means any computer connected to the OneChicago System, whether directly (through the application program interface of CBOE or CME, a proprietary network, the internet or otherwise) or indirectly through systems operated by a Clearing Member, in each case for the purpose of trading Contracts.

146. Order

The term “Order” means any Market Order, Limit Order, Cancel Order, Cancel Replace Order, Day Order, Good ‘til Canceled Order, Spread Order or Contingency Order (including any All or None Order, Fill or Kill Order, Immediate or Cancel Order, Stop Order or Stop Limit Order), all having the respective meanings set forth in Rule 404, as well as any other types of Orders that may be approved by the Exchange from time to time.

147. Owner

The term “Owner” means each “member” (within the meaning of the Delaware LLC Act) from time to time of the Exchange.

148. Owner-Appointed Director

The term “Owner-Appointed Director” has the meaning set forth in Rule 207(b).

149. Passwords

The term “Passwords” has the meaning set forth in Rule 513(b).

150. Percentage Interest

The term "Percentage Interest" means, with respect to any Owner and at any time, a fraction (expressed as a percentage), the numerator of which is the number of all ownership units of the Exchange held by such Owner and the denominator of which is the sum of all ownership units of the Exchange held by all Owners at such time.

151. Person

The term "Person" means any natural person, association, partnership, limited liability company, joint venture, trust or corporation.

152. Public Director

The term "Public Director" means a Person with the qualifications set forth in Rule 207 (n).

152A. iv).

153. Related Party

The term "Related Party" means, with respect to any Clearing Member or Exchange Member, any partner, director, officer, branch manager or employee of such Clearing Member or Exchange Member (or any Person occupying a similar status or performing similar functions) or any Person directly or indirectly Controlling, Controlled by, or under common Control with, such Clearing Member or Exchange Member.

154. Responsible Trader

The term "Responsible Trader" has the meaning set forth in Rule 513(a).

155. Rule of the Clearing Corporation

The term "Rule of the Clearing Corporation" means the Certificate of Incorporation, the By-laws and any rule, interpretation, stated policy, or instrument corresponding to any of the foregoing, in each case as adopted or amended from time to time by the Clearing Corporation relating to the Exchange or any or all of the Contracts.

156. Rule of the Exchange

The term "Rule of the Exchange" means the rules of the Exchange and any interpretation, stated policy or instrument corresponding thereto, in each case as adopted or amended from time to time by the Exchange.

157. Single Stock Futures

The term "Single Stock Futures" has the meaning set forth in Rule 901.

158. Specifications Supplement

The term "Specifications Supplement" has the meaning set forth in Rule 902.

159. Stock Index Future

The term "Stock Index Future" has the meaning set forth in Rule 1001.

160. Subject

The term "Subject" has the meaning set forth in Rule 705(b).

161. Trading Hours

The term "Trading Hours" has the meaning set forth in Rule 402.

162. Voting Interest

The term "Voting Interest" means the number of shares entitled to vote on matters submitted to the Owners, which voting shares are held by Owners entitled to vote.

CHAPTER 2
GOVERNANCE OF THE EXCHANGE

General

201. Name

The name of the Exchange shall be "OneChicago, LLC." The name of the Exchange may be changed as the Board may determine to be appropriate.

202. Principal Place of Business

The Exchange shall have its principal place of business at such location in Chicago, Illinois as the Board may from time to time determine.

203. Purpose and Scope of the Exchange

The sole purpose of the Exchange shall be to develop, list for trading, market, regulate, clear and settle transactions in Single Stock Futures and Stock Index Futures. The Board may further authorize the Exchange to develop, list for trading, market, regulate, clear and settle transactions in other products with substantially the same characteristics as Single Stock Futures and Stock Index Futures if such products are legally authorized to be listed for trading under the same regulatory structure as applies to Single Stock Futures and Stock Index Futures. "Substantially the same characteristics", as used in the foregoing sentence, means products that are standardized contracts for future delivery of (i) a certain number of shares (or the cash value thereof) of an equity-based instrument or (ii) the cash value or a basket of securities representing a narrow-based index of such instruments.

204. Effectiveness of Rules

Unless otherwise specified by the Board, all Rules of the Exchange and amendments thereto from time to time adopted by the Board shall become effective on such date (after any required filing with, or approval thereof by, the Commission) as may be determined by the Exchange.

Board Committees and Officers

205. Authorization

The Board and its committees, as well as the committees and officers of the Exchange, shall be established, appointed or elected as described in this Chapter 2, and shall have the rights, duties and responsibilities set forth herein. Notwithstanding anything in these Rules to the contrary, the Board shall have the power and authority to call for review, and to affirm, modify, suspend or overrule, any and all decisions of its committees and of the committees and officers of the Exchange except for any action of the Regulatory Oversight Committee that is not directly related to the Exchange's budget.*

206. Eligibility

No Person may serve as a member or alternate of the Board, the Regulatory Oversight Committee, the Arbitration Committee the Disciplinary Panel or any other such "disciplinary committee", "arbitration panel" or "oversight panel" (all as defined in Commission Regulation § 1.63) of the Exchange if, in the last three years before the date of determination, such Person was found to have committed any "disciplinary offense" (as defined in Commission Regulation § 1.63), was suspended from trading, had a registration revoked or was suspended from serving on a governing board under federal laws.*

207. Directors

(a) *General Powers*. The business and affairs of the Exchange shall be managed by or under the direction of the Board, with all rights and powers generally conferred by law or necessary, advisable or consistent in connection therewith. The Board may do all such lawful acts and things as are not by the Delaware LLC Act, directed or required to be exercised or performed by the Owners. Meetings of the Board may be conducted by the Chief Executive Officer or President of the Exchange or as the Board otherwise determines. At its discretion, the Board may appoint by majority vote a Director to serve as Chairman of the Board.

(b) *Designation of Directors; Alternates* The Board shall be composed of eight Directors, which shall be elected or appointed as follows:

(i) The CBOE Subsidiary shall appoint one Director;

(ii) The CME shall appoint two Directors;

(iii) IBG shall appoint two Directors, and

(iv) The Board shall appoint three Public Directors as set forth in Section (n), below.

(v) The number and or designation of Directors shall be deemed to conform to any change to the definition of "Public Director" set forth in Core Principal 16 of Section 5(d) of the CEA or any CFTC Regulation.

Each Director, except for the Public Directors, may at any time appoint an alternate to act in their stead, upon notification to the entire board and the Secretary. An alternate Director while acting as Director is vested with all the rights and obligations of the Director for whom the alternate is substituting as provided by law, the Operating Agreement and these Rules provided that the alternate Director may not further designate an alternate.

(c) *Number, Tenure, and Qualifications; Allocation of Directorships.* Each Owner Appointed Director shall serve until his or her death, resignation or removal, whichever occurs first, in a manner permitted by Applicable Law. If the Voting Interest of any Owner entitled to vote with Owner Appointed Directors under paragraph (b) either falls below four percent, or increases or decreases by five percentage points or more (taken as absolute points rather than a relative degree of increase or decrease) measured against the Voting Interest held by such Owner entitled to vote, or if a new Owner is admitted and has voting ownership of 5% or greater, the Voting Owners shall negotiate in good faith as to a re-allocation of Owner Appointed Directors, with the following guiding principles:

(i) The allocation should be roughly proportionate, taking into account the possibilities for alignment of interest across Owners entitled to vote.

(ii) The allocation should preserve representation for each initial Owner and IBG if any of them hold a Voting Interest of at least four percent.

If the Owners entitled to vote which hold a Voting Interest of at least four percent cannot agree upon an allocation of Owner Appointed Directors to apply following the relevant change in Voting Interest, paragraph (a) above shall be amended automatically to provide that each Owner entitled to vote which holds a Voting Interest of at least four percent shall appoint one Director, and paragraph (j) below shall be amended automatically to provide that Board actions shall be by weighted votes, with each Director appointed by an Owner entitled to vote holding votes in proportion to such Owner's Voting Interest.

(d) *Vacancies.* A vacancy created because of the death, disability, resignation or removal of a Director appointed by any Owner entitled to vote pursuant to paragraph (b) above shall be filled by the Owner entitled to appoint such Director.

(e) *Regular Meetings.* A regular meeting of the Board shall be held immediately following the close of, and at the same place as, any special meeting of the Owners. No notice of any such meeting, other than this paragraph (e), shall be necessary in order legally to constitute any such meeting, provided a quorum is present. The Board may provide, by resolution, the time and place for the holding of additional regular meetings without notice other than such resolution.

(f) *Action by Consent.* Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting if the Directors unanimously consent thereto in writing, including by electronic mail or facsimile, and the writing or writings are filed with the minutes of the proceedings of the Board.

(g) *Special Meetings.* Special meetings of the Board may be called by the Chairman, President or any three Directors. The person or persons calling a special

meeting of the Board shall fix the time and place at which such meeting shall be held, and such time and place shall be specified in the notice of such meeting.

(h) *Notice.* Notice of any special meeting of the Board shall be given at least five (5) days previous thereto by written notice to each Director at his or her business address or such other address as he or she may have advised the secretary of the Exchange to use for such purpose. If hand delivered, such notice shall be deemed to be given when delivered to such address or to the person to be notified. If mailed, such notice shall be deemed to be given two business days after deposit in the United States mail so addressed, with postage thereon prepaid. Such notice may also be given by telephone or other means not specified herein (including electronic mail), and in each such case shall be deemed to be given when actually received by the Director to be notified. Notice of any meeting of the Board shall set forth the time and place of the meeting. Neither the business to be transacted at, nor the purpose of, any meeting of the Board (regular or special) need be specified in the notice or waiver of notice of such meeting.

(i) *Waiver of Notice.* A written waiver of notice, signed by a Director entitled to notice of a meeting of the Board or of a committee of such Board of which the Director is a member, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice to that Director. Attendance of a Director at a meeting of the Board or of a committee of such Board of which the Director is a member shall constitute a waiver of notice of such meeting except when the Director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(j) *Quorum and Vote Required for Action.* At all meetings of the Board, a majority of the Directors shall constitute a quorum for the transaction of business and the act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise provided in this Chapter 2 or the Delaware LLC Act. If a quorum is not present at any meeting of the Board, a majority of the Directors present at such meeting may adjourn such meeting from time to time, without notice other than announcement at such meeting, until a quorum is present. In the event that there is a tie vote, after all of the Directors eligible to vote have voted, on any matter requiring a majority vote of the Board for approval, the highest-ranking executive officer of the Exchange may vote on the matter in order to break the tie.

(k) *Attendance by Conference Telephone.* Directors or members of any committee designated by the Board may participate in a meeting of the Board or such committee by means of conference telephone, or any similar means of communication through which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at that meeting.

(l) *Resignation and Removal.* A Director may resign at any time by giving written notice to the Chairman or President. A Director may be removed for cause by the act of a Majority in Interest of the Owners at a meeting of the Owners called expressly for the purpose of removing such Director. For these purposes, "for cause"

shall mean that (i) the Director has (A) committed a willful serious act, such as fraud, embezzlement or theft, (B) committed or attempted any act against the Exchange intending to enrich himself or herself at the expense of the Exchange or (C) made an unauthorized use or disclosure of confidential information pertaining to the business of the Exchange, (ii) the Director has been convicted of a felony or commits an act constituting a felony, (iii) the Director has engaged in conduct which has caused serious injury, monetary or otherwise, to the Exchange, or (iv) the Director, in carrying out his or her duties, has been guilty of negligence or willful misconduct. A Director may be removed at any time by the Owner that appointed such Director, effective immediately upon providing written notification to the other Owners and to the remaining Directors.

(m) *Committees.* The Board may designate by resolution one or more committees, which shall be comprised of individuals appointed by the Board and may at the Board's discretion include non-Board members. Any such committee, to the extent provided in the resolution, shall have the authority and power to exercise the functions delegated to it by the Board, which delegation may be revoked by the Board at any time and in its discretion. The Board may designate one or more Directors as alternate members of any committee who may replace any absent or disqualified member at any meeting of such committee. In the absence or in the case of disqualification of any member of such committee or committees, the member or members thereof present at the meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another person to act at such meeting in the place of such absent or disqualified member. Notwithstanding the above, the Board shall designate a Compensation Committee empowered to make decisions regarding the compensation and benefits programs for the Exchange and to determine the annual compensation for the Exchange's Officers, subject to approval of the Board. Such Compensation Committee shall be comprised of one Director from each of IBG, CME and CBOE. The provisions of this Subsection (m) shall not apply to the Regulatory Oversight Committee.

(n) *Public Director.*

(i) To qualify as a Public Director, a Person must be found, by action of the Board, on the record, to have no relationship with the Exchange that reasonably could affect the independent judgment or decision making of the Person as a Public Director.

(ii) A Person shall not be considered a "Public Director" if any of the following circumstances exist:

(A) Within the last year the Person is an officer or employee of the Exchange or an officer or employee of its affiliate. In this context, "affiliate" includes parents or subsidiaries of the Exchange or entities that share a common parent with the Exchange;

(B) Within the last year, the Person is a Member of the Exchange, or an officer or director of a member as defined in Rules 118 and 132;

(C) Within the last year, the Person, or a firm with which the Person is an officer, director, or partner, receives more than $100,000 in combined annual payments from the Exchange, or any Affiliate of Exchange for legal, accounting, or consulting services. Compensation for services as a director of the Exchange or as a director of an Affiliate of the Exchange does not count toward the $100,000 payment limit, nor does deferred compensation for services prior to becoming a director, so long as such compensation is in no way contingent, conditioned, or revocable. In this context a person is "affiliated" with the vendor or Affiliate if their impartiality could be called into question in matters concerning the vendor or Affiliate.

(D) Any of the relationships above apply to a member of the director's "immediate family," i.e., spouse, parents, children and siblings.

(iii) OneChicago's Public Directors may also serve as directors of OneChicago's Affiliates if they otherwise meet the definition of Public Director in these Rules.

(iv) OneChicago shall disclose to the CFTC which members of its Board are Public Directors, and the basis for those determinations.

(v) This Rule shall be deemed to be modified to conform to any change to the definition of "Public Director" set forth in Core Principle 16 of Section 5(d) of the CEA or any CFTC Regulation.

(o) *Regulatory Oversight Committee.*

(i) The Regulatory Oversight Committee (ROC) of the Board shall consist only of Public Directors. Each member of the ROC shall serve for a term of two years from their appointment date or for the remainder of the Public Director's term to which they were appointed and until the their earlier resignation or removal (as a member of the ROC or the Board) for cause. The ROC shall oversee the Exchange's regulatory program on behalf of the Board and shall assist it in minimizing actual and potential conflicts of interest. The Board shall delegate sufficient authority, dedicate sufficient resources, and allow sufficient time for the ROC to fulfill its mandate.

(ii) The ROC shall have the authority to:

(A) Monitor the Exchange's regulatory program for sufficiency, effectiveness, and independence;

(B) Oversee all facets of the program, including trade practice and market surveillance; audits, examinations, and other regulatory responsibilities with respect to member firms (including ensuring compliance with financial integrity, financial reporting, sales practice, recordkeeping, and other requirements); and the conduct of investigations;

(C) Review the size and allocation of the regulatory budget and resources; and the number, hiring and termination, and compensation of regulatory personnel;

(D) Supervise the Chief Regulatory Officer, who will report jointly to the ROC for all regulatory, compliance, supervisory, and surveillance matters and to the Chief Executive Officer for all others matters that are not related to regulation and supervision;

(E) Prepare an annual report assessing the Exchange's self-regulatory program for the Board and the CFTC, which sets forth the regulatory program's expenses, describes its staffing and structure, catalogues disciplinary actions taken during the year, and reviews the performance of disciplinary committees and panels;

(F) Recommend changes that would ensure fair, vigorous, and effective regulation; and

(G) Review regulatory proposals and advise the Board as to whether and how such changes may impact regulation and

(H) Exercise any other functions expressly assigned to it in these Rules.

(iii) Quorum and Vote Required for Action. At all meetings of the ROC, a majority of the ROC members shall constitute a quorum for the transaction of business and the act of a majority of the ROC present at any meeting at which there is a quorum shall be the act of the ROC. If a quorum is not present at any meeting of the ROC, a majority of the ROC members present at such meeting may adjourn such meeting from time to time, without notice other than announcement at such meeting, until a quorum is present. In the event that there is a tie vote, after all of the ROC members eligible to vote have voted, on any matter requiring a majority vote of the ROC for approval, a Director (other than a Public Director) representing the Owner with the largest Voting Interest may vote on the matter in order to break the tie.

(iv) This Rule shall be deemed to be modified to conform to any change to the definition of "Regulatory Oversight Committee" set

forth in Core Principle 16 of Section 5(d) of the CEA or any CFTC Regulation.

208. Officers

(a) *Designation; Number; Election.* The Board shall designate the officers of the Exchange. Such officers of the Exchange shall include a President (who shall be the chief executive officer of the Exchange), and may include a Chief Financial Officer or similar title who shall also serve as the treasurer of the Exchange, and such other officers as the Board may choose. The Board may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board. Any two or more offices may be held by the same person. Except as provided by contract with the Exchange, election or appointment as an officer shall not of itself create contract rights.

(b) *Salaries.* The salaries of all officers and agents of the Exchange selected by the Board shall be approved by the Board, and no officer shall be prevented from receiving such salary by reason of the fact that he or she is also a Director of the Exchange.

(c) *Term of Office; Removal.* Each officer of the Exchange selected by the Board shall hold office until the next annual appointment of officers by the Board and until his or her successor is appointed and qualified, or until his or her death, resignation or removal, whichever occurs first, in the manner hereinafter provided. Any officer or agent selected by the Board may be removed at any time by the Board whenever in its judgment the best interests of the Exchange would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Any vacancy occurring in any office of the Exchange at any time or any new offices may be filled by the Board for the unexpired portion of the term.

(d) *Chief Executive Officer.* The President or senior executive of the Exchange designated by the Board shall be in charge of the business of the Exchange, subject to the direction and control of the Board. In general, the President shall discharge all duties incident to the principal executive office of the Exchange and such other duties as may be prescribed by the Board from time to time. Without limiting the generality of the foregoing, the President shall see that the resolutions and directions of the Board are carried into effect except in those instances in which that responsibility is specifically assigned to another person by the Board and, except in those instances in which the authority to execute is expressly delegated to another officer or agent of the Exchange or a different mode of execution is expressly prescribed by the Board, may execute for the Exchange certificates evidencing duly authorized shares of the Exchange, any contracts, deeds, mortgages, bonds, or other instruments which the Board has authorized, and may (without previous authorization by the Board) execute such contracts and other instruments as the conduct of the Exchange's business in its ordinary course requires, and

may accomplish such execution in each case either under or without the seal of the Exchange and either individually or with any other officer authorized by the Board, according to the requirements of the form of the instrument. The President may vote all securities which the Exchange is entitled to vote except as and to the extent that such authority is vested in a different officer or agent of the Exchange by the Board.

(e) *Chief Financial Officer and Treasurer.* The Chief Financial Officer (or other similar title) shall be the principal accounting and financial officer of the Exchange and as such shall perform all the duties incident to the office of treasurer and such other duties as from time to time may be assigned by the Board or the Chief Executive Officer. Without limiting the generality of the foregoing, the treasurer of the Exchange shall have charge of and be responsible for the maintenance of adequate books of account for the Exchange and shall have charge and custody of all funds and securities of the Exchange and be responsible therefore and for the receipt and disbursement thereof. If required by the Board, the treasurer of the Exchange shall give a bond for the faithful discharge of his or her duties in such sum and with such surety or sureties as the Board may determine.

(f) The "Chief Regulatory Officer" means the individual appointed by the Exchange to oversee compliance matters and for managing the day-to-day regulatory functions of the Exchange. Such person must (i) satisfy the applicable eligibility requirements of Rule 206, (ii) should be knowledgeable about futures trading and futures market operations as well as Applicable Law, and (iii) who will report jointly to the ROC for all regulatory, compliance, supervisory, and surveillance matters and to the Chief Executive Officer for all others matters that are not related to regulation and supervision.

209. Indemnification; Fiduciary Duties

(a) *Indemnification of Directors and Officers.* The Exchange shall, to the full extent to which it is empowered to do so by the Delaware LLC Act and any other Applicable Law, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a Director or officer of the Exchange, or is or was serving at the request of the Exchange as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding. In furtherance of the foregoing, the indemnification provisions contained in §18-108 of the Delaware LLC Act, shall be deemed to be extended to the officers of the Exchange.

(b) *Indemnification of Employees and Agents.* Persons who are not covered by paragraph (a) above and who are or were employees or agents of the Exchange, or are or were serving at the request of the Exchange as employees or agents of another corporation, partnership, joint venture, trust or other enterprise, may be indemnified to the extent authorized from time to time by the Board.

(c) *Other Rights of Indemnification.* The indemnification provided or permitted by this Rule 209 shall not be deemed exclusive of any other rights to which those indemnified may be entitled by law or otherwise, and shall continue as to any person who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

(d) *Fiduciary Duties of Directors and Officers.* In accordance with in §18-1101(c) of the Delaware LLC Act, to the extent that, at law or in equity, an Owner, Director, officer or other person having duties (including fiduciary duties) and liabilities relating thereto to the Exchange or to any other Owner, Director, officer or other person that is a party to or otherwise bound by this Chapter, such Owner, Director, officer or other person acting pursuant to this Chapter shall not be liable to the Exchange or to such other Owner, Director, officer or other person for such Owner's, Director's, officer's or other person's good faith reliance on the provisions of this Chapter. The Directors and officers of the Exchange, in carrying out their managerial roles described in this Chapter, shall be charged with the same fiduciary duties of care, loyalty and good faith as are incumbent upon corporate directors and officers under the Delaware General Corporation Law, as amended from time to time.

Confidentiality and Conflicts of Interest

210. Confidentiality and Employee Restrictions

(a) No member of the Board or any committee established by the Board or the Rules of the Exchange shall use or disclose any material non-public information, obtained in connection with such member's participation in the Board or such committee, for any purpose other than the performance of his or her official duties as a member of the Board or such committee. At any time, if requested by the Board acting in good faith and in the best interests of the Exchange, an Owner shall surrender to the Exchange any confidential information, and all records, files and other documents provided to the Owner by the Exchange (including all copies thereof) relating to confidential information.

(b) No officer, employee or agent of the Exchange shall (i) trade in any commodity interest or security if such officer, employee or agent has access to material non-public information concerning such commodity interest or security or (ii) disclose to any other Person material non public information obtained in connection with such employee's, officer's or agent's employment, if such employee, officer or agent could reasonably expect that such information may assist another Person in trading any commodity interest.

(c) No Exchange employee shall trade directly or indirectly any futures contract, commodity options or cash commodities traded on the Exchange or any related commodity interest; provided, however, that this rule shall not prohibit an employee from buying or selling Shares of mutual funds or other investment vehicles which may buy or sell the foregoing types of contracts, but only so long as the employee has no control or discretion with respect to the purchase or sale of such contracts.

(d) No Exchange employee shall accept directly or indirectly any gift, gratuity, compensation or any other form of remuneration valued at an amount greater than $100 annually from any Exchange Member or any Related Party of an Exchange Member without the approval of the Chief Executive Officer.

(e) For purposes of this Rule 210, the terms "commodity interest, "employee," "material information," "non-public information" and "related commodity interest" shall have the meanings ascribed to them in Commission Regulation § 1.59, and the term "security" shall have the meaning ascribed to it in Section 3(a)(10) of the Exchange Act.

211. Conflicts of Interest

(a) Named Party in Interest Conflict.

(i) *Prohibition.* No member of the Board, the Business Conduct Committee, Probable Cause Committee or any other "disciplinary committee" or "oversight panel" (both as defined in Commission Regulation § 1.69) of the Exchange shall knowingly participate in such body's deliberations or voting in any matter involving a named party in interest where such member (a) is a named party in interest, (B) is an employer, employee or fellow employee of a named party in interest, (C) has any other significant, ongoing business relationship with a named party in interest, excluding relationships limited to executing Futures transactions opposite each other or to clearing Futures transactions through the same Clearing Members or (D) has a family relationship with a named party in interest. For purposes of this clause (i), a "family relationship" exists between a named party in interest and a member if such party is the member's spouse, former spouse, parent, stepparent, child, sibling, stepbrother, stepsister, grandparent, grandchild, uncle, aunt, nephew, niece or in-law.

(ii) *Disclosure.* Prior to consideration of any matter involving a named party in interest, each member of the deliberating body who does not choose to abstain from deliberations and voting shall disclose to the Chief Executive Officer, or his or her designee, whether such member has one of the relationships listed in clause (i) above with a named party in interest.

(iii) *Procedure and Determination.* The Chief Executive Officer, or his or her designee, shall determine whether any member of the relevant deliberating body who does not choose to abstain from deliberations and voting is subject to a conflicts restriction under this paragraph (a). Such determination shall be based upon a review of the following information:

(A) information provided by such member pursuant to clause (ii) above; and

(B) any other source of information that is held by and reasonably available to the Exchange.

(b) *Financial Interest in a Significant Action Conflict.*

(i) *Prohibition.* No member of the Board, the Business Conduct Committee or any other "disciplinary committee" or "oversight panel" (both as defined in Commission Regulation § 1.69) of the Exchange shall participate in such body's deliberations and voting on any significant action if such member knowingly has a direct and substantial financial interest in the result of the vote based upon either Exchange or non-Exchange positions that could reasonably be expected to be affected by the significant action under consideration, as determined pursuant to clause (iii) below. For purposes of this clause (i), the term "significant action" means (A) any action or rule change that addresses a specific Emergency or (B) any change in margin level that are designed to respond to extraordinary market conditions or that otherwise are likely to have a substantial effect on prices in any Contract.

(ii) *Disclosure.* Prior to consideration of any significant action, each member of the deliberating body who does not choose to abstain from deliberations and voting shall disclose to the Chief Executive Officer, or his or her designee, position information that is known to such member with respect to any particular month or months that are under consideration, and any other positions which the deliberating body reasonably expects could be affected by the significant action, as follows:

(A) gross positions held at the Exchange in such member's personal accounts or "controlled accounts," as defined in Commission Regulation § 1.3(j);

(B) gross positions held at the Exchange in proprietary accounts, as defined in Commission Regulation § 1.17(b)(3), at such member's affiliated firm;

(C) gross positions held at the Exchange in accounts in which such member is a principal, as defined in Commission Regulation § 3.1(a);

(D) net positions held at the Exchange in Customer accounts, as defined in Commission Regulation § 1.17(b)(2), at such member's affiliated firm; and

(E) any other types of positions, whether maintained at the Exchange or elsewhere, held in such member's personal accounts or the proprietary accounts of such member's affiliated firm, that the Exchange reasonably expects could be affected by the significant action.

(iii) *Procedure and Determination.* The Chief Executive Officer, or his or her designee, shall determine whether any member of the relevant deliberating body who does not choose to abstain from deliberations and voting is subject to a conflicts restriction under this paragraph (b). Such determination shall be based upon a review of the following information:

(A) the most recent large trader reports and clearing records available to the Exchange;

(B) information provided by such member pursuant to clause (ii) above; and

(C) any other source of information that is held by and reasonably available to the Exchange taking into consideration the exigency of the significant action being contemplated.

Unless the deliberating body establishes a lower position level, a member thereof shall be subject to the prohibition set forth in clause (i) above if the review by the Chief Executive Officer, or his or her designee, identifies a position in such member's personal or controlled accounts or accounts in which such member is a principal as specified in subclauses (ii)(A), (C) and (E), in excess of an aggregate number of 10 lots of Futures or a position in the accounts of such member's affiliated firm as specified in subclauses (ii)(B), (D) and (E), in excess of an aggregate number of 100 lots of Futures.

(iv) *Deliberation Exemption*. Any member of the Board, the Business Conduct Committee or any other "disciplinary committee" or "oversight panel" (both as defined in Commission Regulation § 1.69) of the Exchange who would otherwise be required to abstain from deliberations and voting pursuant to clause (i) above may participate in deliberations, but not voting, if the deliberating body, after considering the factors specified below, determines that such participation would be consistent with the public interest; *provided, however*, that before reaching any such determination, the deliberating body shall fully consider the position information specified in clause (ii) above which is the basis for such member's substantial financial interest in the significant action that is being contemplated. In making its determination, the deliberating body shall consider:

(A) whether such member's participation in the deliberations is necessary to achieve a quorum; and

(B) whether such member has unique or special expertise, knowledge or experience in the matter being considered.

(c) *Documentation*. The minutes of any meeting to which the conflicts determination procedures set forth in this Rule 211 apply shall reflect the following information:

(i) the names of all members of the relevant deliberating body who attended such meeting in person or who otherwise were present by electronic means;

(ii) the name of any member of the relevant deliberating body who voluntarily recused himself or herself or was required to abstain

from deliberations or voting on a matter and the reason for the recusal or abstention, if stated; and

(iii) information on the position information that was reviewed for each member of the relevant deliberating body.

Books and Records

212. Books and Records

The Exchange shall keep adequate books of account of the Exchange on a cash or accrual basis to the extent permitted by the Internal Revenue Code, as amended from time to time, and in accordance with U.S. generally accepted accounting principles, as the Chief Financial Officer shall determine, wherein shall be recorded all contributions to the capital of the Exchange, and all income, distributions, expenses, and transactions of the Exchange. The Exchange also shall maintain as a part of the books and records of the Exchange a list of the names and addresses of the Owners. Each Owner's name and address may be changed by such Owner by written notice to the Exchange. The Exchange's books of account, along with the Exchange's federal, state, local and foreign income tax returns for each of the six preceding taxable years of the Exchange, shall be kept at the principal office of the Exchange.

Regulatory Cooperation

213. Regulatory Cooperation

The Exchange may from time to time enter into such agreements with domestic or foreign self-regulatory organizations, associations, boards of trade and their respective regulators providing for the exchange of information and other forms of mutual assistance for financial surveillance, routine audits, market surveillance, investigative, enforcement and other regulatory purposes as the Exchange may consider necessary or appropriate or as the Commission may require. The Chief Executive Officer, or his or her delegate, is authorized to provide information to any such organization, association, board of trade or regulator that is a party to an information sharing agreement with the Exchange, in accordance with the terms and subject to the conditions set forth in such agreement.

CHAPTER 3
MEMBERSHIP AND ACCESS PRIVILEGES

Classes of Interest

301. Owners

All equity interests in the Exchange shall be held solely by the Owners, and all voting rights related to such interests shall be exercised solely by the Owners as described in Chapter 2. The Owners shall have Access Privileges only pursuant to, and to the extent provided in, Rules 302, 303 and 304.

302. Clearing Members

(a) Each Clearing Member shall have Access Privileges with respect to its proprietary Orders and Customer Orders.

(b) Any Related Party authorized by a Clearing Member may enter Orders (with or without discretion) for a proprietary account of such Clearing Member. Any Related Party handling Customer Orders must be registered if and as required by Applicable Law.

(c) Clearing Members are responsible to establish, maintain and administer reasonable supervisory procedures to ensure that their Related Parties comply with Applicable Law, the Rules of the Exchange and the Rules of the Clearing Corporation.

303. Exchange Members

(a) Each Exchange Member shall have Access Privileges with respect to its personal or proprietary Orders and, if such Exchange Member is registered in any required capacity (if so required), Customer Orders.

(b) Any Related Parties authorized by an Exchange Member may enter Orders (with or without discretion) for a personal or proprietary account of such Exchange Member. Any Related Party handling Customer Orders, if applicable, must be registered if and as required by Applicable Law.

(c) Exchange Members are responsible to establish, maintain and administer reasonable supervisory procedures to ensure that their Related Parties comply with Applicable Law, the Rules of the Exchange and the Rules of the Clearing Corporation.

(d) Each Exchange Member that is not a Clearing Member must be guaranteed by a Clearing Member in such form as the Exchange may from time to time prescribe.

304. Access Persons

(a) Each Clearing Member may from time to time permit one or more of its Customers to act as Access Persons. Each Access Person shall have Access Privileges with respect to its personal or proprietary Orders and, if such Access Person is registered in any required capacity (if so required), Customer Orders.

(b) With respect to each Access Person, the relevant Clearing Member shall:

(i) guarantee and assume financial responsibility for all activity related to the OneChicago Workstation or OneChicago Workstations used by such Access Person and any account identifier and password assigned to such Access Person;

(ii) assist the Exchange in any investigation relating to an alleged violation of Applicable Law, Rules of the Exchange or Rules of the Clearing Corporation by such Access Person, which assistance shall be timely and shall include using reasonable efforts to require such Access Person to produce documents, answer questions by the Exchange or appear in connection with such investigation; and

(iii) on its own initiative or at the request of (and within the time frame specified by) the Exchange, suspend or terminate such Access Person's Access Privileges if such Clearing Member or the Exchange determines that any activity related to such Access Person's use of its OneChicago Workstation or OneChicago Workstations threatens the integrity or liquidity of any Contract or violates Applicable Law, Rules of the Exchange or Rules of the Clearing Corporation, or if such Access Person fails to cooperate in any investigation.

Dues, Assessments and Fees

305. Dues, Assessments and Fees

(a) The Exchange shall have the sole power to set the dates and amounts of any dues, assessments or fees to be levied on Clearing Members or Exchange Members, which dues, assessments or fees shall be paid to the Exchange when due.

(b) All Persons with member trading privileges on the CME, the CBOE and the CBoT shall be subject to the same fee structure, which may vary by Contract or be subject to differentiation on the basis of whether such Persons enjoy market maker status, Clearing Member status or any other similar designation; *provided* that no such designation may be based upon the identity of the Owner from which such Persons derive their Exchange Member status. The Board may modify the fee structure from time to time as it sees fit.

(c) If a Clearing Member or Exchange Member fails to pay when due any Exchange dues, assessments or fees levied on such Clearing Member or Exchange

Member and such payment obligation remains unsatisfied for six consecutive months after its due date, the Exchange may suspend, revoke, limit, condition, restrict or qualify the Access Privileges of such Clearing Member (including any or all of the Access Persons that such Clearing Member has permitted to act as such) or Exchange Member as it deems necessary or appropriate.

Access Privileges

306. Limitations of Access Privileges

The Exchange may at any time revoke, suspend, limit, condition, restrict or qualify the Access Privileges of any Clearing Member, Exchange Member or Access Person if, in the sole discretion of the Exchange, such action is in the best interest of the Exchange.

A Clearing Member may at any time revoke the authorization of any Exchange Member or Access Person guaranteed by it, with or without prior notice to such Exchange Member or Access Person. For purposes of the relationship between the relevant Clearing Member and the Exchange, and the obligations of such Clearing Member to the Exchange, any such revocation shall become effective upon the receipt of notice thereof by the Exchange. Upon such receipt, the Access Privileges of the Exchange Member or Access Person subject thereto shall be automatically terminated, and such Access Person must obtain another guarantee from a Clearing Member before its Access Privileges will be reinstated.

307. Application of Rules and Jurisdiction

(a) By accessing, or entering any Order into, the OneChicago System, and without any need for any further action, undertaking or agreement, a Clearing Member, Exchange Member or Access Person agrees (i) to be bound by, and comply with, the Rules of the Exchange, the Rules of the Clearing Corporation and Applicable Law, in each case to the extent applicable to it, and (ii) to become subject to the jurisdiction of the Exchange with respect to any and all matters arising from, related to, or in connection with, the status, actions or omissions of such Clearing Member, Exchange Member or Access Person.

(b) Any Person initiating or executing a transaction on or subject to the Rules of the Exchange directly or through an intermediary, and any Person for whose benefit such a transaction has been initiated or executed, expressly consents to the jurisdiction of the Exchange and agrees to be bound by and comply with the Rules of the Exchange in relation to such transactions, including, but not limited to, rules requiring cooperation and participation in investigatory and disciplinary processes.

(c) Any Clearing Member, Exchange Member or Access Person whose Access Privileges are revoked or terminated, whether pursuant to Rule 306 or Chapter 7, shall remain bound by the Rules of the Exchange, the Rules of the Clearing Corporation and Applicable Law, in each case to the extent applicable to it, and subject to the jurisdiction of the Exchange with respect to any and all matters arising from, related to,

or in connection with, the status, actions or omissions of such Clearing Member, Exchange Member or Access Person prior to such revocation or termination.

(d) Any Person subject to Rule 307(b) that is not a Clearing Member, Exchange Member or Access Person is bound by and required to comply with the following Rules of the Exchange for purposes of Rule 307(b) to the same extent that a Clearing Member, Exchange Member or Access Person is bound by and required to comply with those Rules of the Exchange:

Rules 306, Limitations of Access Privileges; 308, Recording of Conversations; 309, Notices; 402, Trading Hours; 406, Execution of Orders by OneChicago System; 411, Requirements for Average Price System Transactions; 412, Application and Closing Out of Offsetting Positions, 413, Errors of Clearing Members; 414, Position Limits and Position Accountability; 416, Exchange of Future for Physical; 417, Block Trading; 421, Limitation of Liability, No Warranties; 422, Transfer of Trades; 423, Concurrent Long and Short Positions; 501, Books and Records; 502, Inspection and Delivery; 510, Risk Disclosure Statement; 511, Fraudulent or Misleading Communications; 512, Responsibility for Customer Orders; 513, System Security; 601, Fraudulent Acts; 602, Fictitious Transactions; 603, Market Manipulation; 604, Adherence to Law; 605, Sales Practice Rules; 607, Use of Access Privileges; 608, Acts Detrimental to the Exchange; Acts Inconsistent with Just and Equitable Principles of Trade; 610, Priority of Customers' Orders; 611, Trading Against Customers' Orders; 612, Withholding Orders; 613, Disclosing Orders; 614, Pre-Arranged Trades; 615, Simultaneous Buying and Selling Order; and all of chapters 7, 9, 10 and 11.

Exchange Communications

308. Recording of Conversations

The Exchange may record conversations between officers, employees or agents of the Exchange, on one hand, and Clearing Members or Exchange Members (including their respective Related Parties) or Access Persons, on the other hand. Any such recordings may be retained by the Exchange in such manner and for such periods of time as the Exchange may deem necessary or appropriate.

309. Notices

The Exchange shall publish a notice with respect to each addition to, or modification of, the Rules of the Exchange, in a form and manner that is reasonably designed to enable each Clearing Member and Exchange Member to become aware of and familiar with, and to implement any necessary preparatory measures to be taken by it with respect to, such addition or modification, prior to the effective date thereof; *provided* that any failure of the Exchange to so publish a notice shall not affect the effectiveness of the addition or modification in question. For purposes of publication in accordance with the first sentence of this Rule 309, it shall be sufficient (without limiting the discretion of the Exchange as to any other reasonable means of communication) if a notice is (a) sent to each Clearing Member and Exchange Member by mail, recognized courier service,

facsimile or electronic mail (including by means of a hyperlink included in an electronic mail message), to the address, facsimile number or electronic mail address (as applicable) provided by such Clearing Member or Exchange Member for such purpose and (b) published on the Exchange's website.

CHAPTER 4
TRADING PROCEDURES AND STANDARDS

General

401. Contracts Traded on the Exchange

The Exchange shall determine which Contracts are available for trading subject to the Rules of the Exchange from time to time, and approve rules containing the specifications for such Contracts; *provided* that certifications or applications with respect to such rules shall be submitted to the Commission as required by the CEA and the Commission Regulations thereunder.

402. Trading Hours

(a) The Exchange shall from time to time determine (i) on which days the Exchange shall be regularly open for business in any Contract ("Business Days") and (ii) during which hours trading in any Contract may regularly be conducted on such days ("Trading Hours"). Except to the extent expressly permitted by the Rules of the Exchange, no Clearing Member, Exchange Member or Access Person shall make any bid or offer for, or engage in any transaction in, any Contract before or after such hours.

(b) The Exchange may from time to time adopt procedures for the opening or closing of trading in any Contract.

Entry and Execution of Orders

403. Order Entry

(a) All Orders shall be entered into the OneChicago System by electronic transmission through a OneChicago Workstation, and the Exchange shall maintain an electronic record of those entries. Each Clearing Member and Exchange Member shall be responsible in every respect for any and all Orders entered by it (including its employees) and for compliance by its Related Parties with this Rule 403; in addition, each Clearing Member shall be responsible in every respect for any and all Orders entered by any and all Access Persons that it has permitted to act as such, and for compliance by such Access Persons with this Rule 403. Prior to entering any Order, the relevant employee or Access Person shall sign onto the OneChicago System by inputting the user identification assigned for such purpose by the Exchange. Each Order must contain the following information: (i) whether such Order is a buy or sell Order; (ii) Order type; (iii) commodity; (iv) contract month; (v) price; (vi) quantity; (vii) account type; (viii) account designation (the number assigned by a Clearing Member to each of its accounts); and (ix) such additional information as may be prescribed from time to time by the Exchange.

(b) With respect to Orders received by any Clearing Member or, if applicable, Exchange Member or Access Person, which are immediately entered into the OneChicago System, no record needs to be kept by such Clearing Member, Exchange Member or Access Person, except as may be required by Applicable Law. However, if any Clearing Member or, if applicable, Exchange Member or Access Person receives Orders which cannot be immediately entered into the OneChicago System, such Clearing Member, Exchange Member or Access Person, must prepare an order form in a non-alterable written medium, which shall be time-stamped and include the account designation, date, and other required information. Each such form must be retained by such Clearing Member, Exchange Member or Access Person for at least five years from the time it is prepared. Any such Orders must be entered into the OneChicago System, in the order they were received, as soon as they can be entered into the OneChicago System.

404. Acceptable Orders

At the discretion of the Exchange, any of the following types of Orders, as well as any other types that may be approved from time to time, may be entered into the OneChicago System or OCX.BETS with respect to any Contract:

(a) *Market Order.* A "Market Order" is an order to buy or sell a stated number of Contracts at the best price available in the market.

(b) *Limit Order.* A "Limit Order" is an order to buy or sell a stated number of Contracts at a specified price, or at a better price.

(c) *Cancel Order.* A "Cancel Order" is an order that cancels fully an existing buy or sell order.

(d) *Cancel Replace Order.* A "Cancel Replace Order" is an order to cancel fully an existing buy or sell order and replace it with a new order for a different quantity or price.

(e) *Day Order.* A "Day Order" is an order for any Contract that, unless executed, remains in the OneChicago System until the end of the Business Day for such Contract on which it is entered.

(f) *Good-'til-Canceled Order.* A "Good-'til-Canceled Order" is an order that, unless executed, remains in the OneChicago System until it is withdrawn by the Clearing Member, Exchange Member or Access Person who placed it or the Expiration Date of the Contract to which it relates, whichever occurs first.

(g) *Good-'til-Date.* A "Good-'til-Date Order" is an order that, unless executed, remains in the OneChicago System for the number of hours, minutes and seconds specified, up to and including 24 hours as indicated on the Order

by the Clearing Member, Exchange Member or Access Person who placed it or the Expiration Date of the Contract to which it relates, whichever occurs first.

(h) *Spread Order.* A "Spread Order" is an order to buy a stated number of Contracts and to sell the same number of other Contracts, in a form accommodated by the OneChicago System.

(i) *Contingency Orders.* A "Contingency Order" is a Market Order or Limit Order to buy or sell a stated number of Contracts that is contingent upon a condition being satisfied while the order remains in the OneChicago System.

(i) *All or None Order.* An "All or None Order" is an order which is to be executed in its entirety at its limit price.

(ii) *Fill or Kill Order.* A "Fill or Kill Order" is an order which is automatically cancelled unless executed in its entirety within a short period of time, or immediately on OCX.BETS, after its receipt .

(iii) *Immediate or Cancel Order.* An "Immediate or Cancel Order" is a Market Order or Limit Order which is automatically cancelled unless executed in whole or in part within five seconds, or immediately on OCX.BETS, after its receipt.

(iv) *Stop Order.* A "Stop Order" is an order to buy or sell when the market for a particular Contract reaches a specified price. A Stop Order to buy becomes a Market Order when the relevant Contract trades or is bid at or above the stop price. A Stop Order to sell becomes a Market Order when the relevant Contract trades or is offered at or below the stop price.

(v) *Stop Limit Order.* A "Stop Limit Order" is an order to buy or sell when the market for a particular Contract reaches a specified price. A Stop Limit Order to buy becomes a Limit Order when the relevant Contract trades or is bid at or above the stop limit price. A Stop Limit Order to sell becomes a Limit Order when the relevant Contract trades or is offered at or below the stop limit price.

405. Modification and Cancellation of Orders

Any Order that has been entered into the OneChicago System may be modified or cancelled unless and until it has been executed. Any such modification or cancellation requires that a Cancel Replace Order or Cancel Order with respect to the original Order be entered into the OneChicago System.

406. Execution of Orders by OneChicago System

(a) *General.* At the discretion of the Exchange, any of the following base allocation methods shall apply to the execution of Orders (other than Spread Orders) for any Contract by the OneChicago System.

(i) *Price-Time Priority.* Under this method, Orders for any Contract are prioritized according to price and time. If at any time there are two or more such Orders at the best price then available, such Orders are executed in the order in which they were received by the OneChicago System.

(ii) *Combined Price-Time and Size Priority.* Under this method, Orders for any Contract are prioritized according to price. If at any time there are two or more such Orders at the best price then available, the executable quantity of Contracts is allocated to such Orders on a *pro rata* basis, taking into account the relative sizes of such Orders; *provided* that if such *pro rata* method would result in a fraction of a Contract being allocated to any Order, such fraction shall be rounded up (if such fraction is equal to or greater than one-half) or down (if such fraction is less than one-half); *provided, further,* that if rounding in accordance with the immediately preceding proviso would result in a number of Contracts in excess of the executable quantity, the quantity allocated to the Order that was last received by the OneChicago System shall be reduced accordingly.

(b) *Priority Overlays.* In addition to the base allocation methods set forth in paragraph (a) above, the Exchange may determine that any or all of the following priority overlays shall apply, in a sequence determined by the Exchange, to the execution of Orders (other than Spread Orders) for any Contract by the OneChicago System:

(i) *Public Customer Priority.* If this priority overlay is in effect with respect to any Contract, the highest bid and lowest offer available at any time shall have priority, except that Orders placed by or on behalf of public Customers shall have priority over Orders at the same price placed by or on behalf of non-public Customers. If there are two or more Orders placed by or on behalf of public Customers at the same price, such Orders shall be executed in the order in which they were received by the OneChicago System, even if combined price-time and size priority is the chosen base allocation method.

(ii) *Market Improver Priority.* If this priority overlay is in effect with respect to any Contract, each Market Improver shall have priority at the highest bid or lowest offer made by it. At any given price, such priority shall remain with the Market Improver for such price. For example, if the market first moves in the same direction as an Order

previously placed by a Marker Improver, and then moves back to the price previously bid or offered by such Market Improver, then such Market Improver retains its priority at such price.

(iii) *Trade Participation Right Priority*. Certain market makers may be granted trade participation rights in accordance with any program adopted pursuant to Rule 514, which rights may provide for priority of Orders placed, or quotes made, by such market makers over other Orders or quotes, up to the applicable participation right percentage. In granting trade participation rights to such market makers, the following principles shall be followed:

(A) The Order placed or quote made by the market maker must be at the best available price.

(B) The market maker may not be allocated a total quantity of Contracts that would be greater than the quantity for which such market maker placed Orders or made quotes at that price. Additionally, the market maker may not be allocated a total quantity of Contracts that would represent a greater percentage than such market maker's percentage of the total size at the best price before the trade participation right was applied.

(C) If both the trade participation right priority and the Market Improver priority are in effect and the market maker is the Market Improver for the relevant price, the market improver priority shall not be applicable.

(D) In determining the parties to a particular trade, a market maker's trade participation right shall be applied against such market maker's bids or offers in accordance with their relative priority.

(c) *Particular Order Types*. Notwithstanding the general principles described in paragraphs (a) and (b) above, the following shall apply with respect to each of the Order types hereinafter referred to:

(i) *Market Orders and Limit Orders*. Except as otherwise provided in the rules governing a particular Contract, Market Orders are generally afforded execution priority over Limit Orders for such Contract at the same price and on the same side of the market.

(ii) *Cancel Replace Orders*. The modification of an existing Order by means of a Cancel Replace Order affects the priority position of the existing Order, as follows:

(A) If the price of the existing Order is modified, such Cancel Replace Order is placed in priority position behind all Orders of the same type at the same price;

(B) If the quantity of the existing Order is decreased, such Cancel Replace Order is placed in the same priority position as the existing Order; and

(C) If the quantity of the existing Order is increased, such Cancel Replace Order is placed in priority position behind all Orders of the same type at the same price.

(iii) *Contingency Orders*. Regardless of the priority method in place for a particular Contract, all types of Contingency Orders are placed last in priority behind all other Orders for such Contract, irrespective of when they are entered into the OneChicago System. Accordingly, a Contingency Order that was entered before a Limit Order for the same Contract at the same price is treated as if it were entered after such Limit Order. If priority for Orders placed by Clearing Members or, if applicable, Exchange Members or Access Persons on behalf of Customers is afforded with respect to a particular Contract, Contingency Orders placed on behalf of Customers have priority over other Contingency Orders, but are placed behind all other Orders, for such Contract.

(d) *Spread Orders*. Spread Orders are not subject to the procedures set forth in this Rule 406, but shall be executed in accordance with procedures adopted by the Exchange pursuant to Rule 408.

(e) *Bunched Orders*. Subject to compliance with Rule 605 and the sales practice rules referred to therein, each Clearing Member or, if applicable, Exchange Member or Access Person may enter, or permit its Related Parties to enter (as applicable), a bunched Order for more than one discretionary Customer account into the OneChicago System by using a designation specific to the allocation group and account controller rather than including each of the individual account numbers in such Order, provided such Clearing Member, Exchange Member or Access Person has filed or is filing an allocation scheme for such Order in accordance with applicable NFA requirements.

407. Market and Limit Order Processing

The Exchange may from time to time adopt procedures specifying under what conditions and how Market Orders or Limit Orders will be processed by the OneChicago System.

408. Processing of Spread Orders

The Exchange may from time to time adopt procedures specifying the types of Spread Orders and how Spread Orders will be processed by the OneChicago System.

409. Crossing Orders

The Exchange may from time to time adopt procedures to facilitate the crossing of Orders through the OneChicago System.

410. Market Data; Execution Acknowledgments

The Exchange will make information regarding completed trades, Orders (including prices bid or offered) and any other matters it may deem appropriate available to Clearing Members, Exchange Members, Access Persons and other Persons at such times and in such manner (whether through the OneChicago System, a ticker, financial information services, or otherwise) as the Exchange may consider necessary or appropriate from time to time. Each Clearing Member, Exchange Member and Access Person receiving any such information through the OneChicago System may redistribute such information only to such extent and in such manner as may be permitted by the Board from time to time. Employees and agents of the Exchange shall have access to the offices of any Clearing Member, Exchange Member or Access Person during regular business hours in order to observe the compliance by such Clearing Member, Exchange Member (including in each case its Related Parties) or Access Person with the immediately preceding sentence.

An acknowledgment of each executed Order will be forwarded to the parties on each side of the trade resulting from such Order.

411. Requirements for Average Price System Transactions

A Clearing Member, Exchange Member or Access Person that is a registered futures commission merchant receiving multiple execution prices on an Order or series of Orders for any Contract may use an Average Price System to calculate and confirm to any Customer an average price for such Contract, provided all of the following requirements are satisfied:

(a) Such Customer shall have requested such Clearing Member, Exchange Member or Access Person to use an Average Price System;

(b) Each individual transaction with respect to such Contract shall be submitted to, and cleared by, the Clearing Corporation at the price at which it was executed;

(c) Such Clearing Member, Exchange Member or Access Person shall compute the weighted mathematical average price by (i) multiplying the number of Contracts purchased or sold at each execution price by that price, (ii)

adding the results of together and (iii) dividing the sum by the total number of Contracts purchased or sold; *provided* that for any series of Orders, the average price may be computed based on the average price of each Order in that series; *provided, further,* that a Clearing Member, Exchange Member or Access Person may confirm to its Customer either the actual average price or an average price rounded up (in the case of a buy Order) or down (in the case of a sell Order) to the closest minimum price fluctuation; *provided, further,* if the average price computation yields an amount that cannot be expressed in whole one-cent increments, any amount that is less than one cent may be retained by the Clearing Member, Exchange Member or Access Person;

(d) Such Clearing Member, Exchange Member or Access Person shall (i) possess records to support the computations described in paragraph (c) above and the allocations to Customer accounts, (ii) maintain such records in accordance with applicable Commission Regulations and (iii) make such records available for inspection by affected Customers upon request;

(e) Each Order shall be for the same account or group of accounts and for the same commodity and expiration month;

(f) Such Clearing Member, Exchange Member or Access Person shall ensure that prices for transactions for any of its proprietary accounts are not averaged with prices for transactions executed on behalf of Customers;

(g) Such Customer shall have received appropriate disclosure regarding the method used to calculate the average price; and

(h) Such Clearing Member, Exchange Member or Access Person shall identify each transaction for which the execution price is computed pursuant to an Average Price System on each confirmation statement and monthly statement on which such transaction is reported to the Customer.

412. Application and Closing Out of Offsetting Positions

Each Clearing Member, Exchange Member and Access Person that is registered with the Commission as a futures commission merchant must comply with the provisions of Commission Regulation § 1.46.

413. Errors of Clearing Members

(a) If a Clearing Member or, if applicable, an Exchange Member or Access Person discovers an error in the handling of an Order for a Customer after the relevant trade is completed, and the Order cannot be executed in the market at a price which is better than or equal to that at which the Order should have been executed, such Clearing Member, Exchange Member or Access Person shall do one or more of the following:

(i) Execute the Order in the market and make an appropriate cash adjustment such that the Customer effectively receives a price that is equal to or better than the price at which its Order should have been executed; or

(ii) Notwithstanding any other provision of the Rules of the Exchange to the contrary, execute a spread transaction in the market where one leg is for such Customer's account and the other leg is for the account of such Clearing Member, Exchange Member or Access Person; *provided* that, as a result of such spread transaction, the Customer shall receive a price equal to or better than the price at which its Order should have been executed. Any such spread transaction must be reported to the Exchange.

Any violation of this Rule 413 for the purpose of taking advantage of an Order or Orders shall constitute conduct which is inconsistent with just and equitable principles of trade.

(b) This Rule 413 shall not be construed to contravene any instructions received by a Clearing Member or, if applicable, Exchange Member or Access Person from a Customer with respect to any Order prior to its execution, but shall be construed to permit execution of Orders under the conditions described in paragraph (a) above, without prior instructions from a Customer.

Position Limits, Position Accountability and Price Limits

414. Position Limits and Position Accountability *

(a) Position limits shall be as established by the Exchange from time to time as permitted by Commission Regulation § 41.25 and as set forth in Schedule A to Chapter 4. Such position limits may be specific to a particular Contract or delivery month or may be established on an aggregate basis among Contracts or delivery months. Except as specified in paragraph (b) below, no Clearing Member, Exchange Member or Access Person shall control, or trade in, any number of Contracts that exceed any position limits so established by the Exchange. Except as specified in paragraph (b) below, no Clearing Member, Exchange Member or Access Person shall be permitted to enter into any transaction on the Exchange that would cause such Clearing Member, Exchange Member or Access Person to exceed any position limits.

(b) Upon application to the Exchange in accordance with paragraph (c) below and the subsequent approval by the Exchange, qualified hedge transactions shall be exempt from the position limits. For purposes of this Rule 414, the term "qualified hedge transaction" shall include:

(i) Substituting futures positions for existing cash equity positions (e.g.. selling (buying) an established cash equity position and buying (selling) the corresponding security futures position)**

(ii) any transaction or position in a particular Contract that represents a substitute for transactions to be made or positions to be taken at a later time in the commodity underlying such Contract, provided the transaction entered into or position taken on the Exchange is economically appropriate to reduce risks arising from:

(A) any potential change in the value of assets that a Person owns, produces, manufactures, processes or merchandises or anticipates owning, producing, manufacturing, processing or merchandising;

(B) any potential change in the amount of liabilities that a Person owes or anticipates incurring;

(C) any potential change in the value of services that a Person provides, purchases or anticipates providing or purchasing; or

(D) any other good cause shown, as determined by the Exchange in its sole discretion

*Amended on October 7, 2009
**Amended on June 15, 2011

(c) Any application for an exemption from position limits for hedging purposes must be made by the Clearing Member, Exchange Member or Access Person wishing to enter into the transaction or wishing to take the position at issue, to the Exchange in such form as the Exchange may from time to time prescribe. Without limiting the generality of the foregoing, any such application must include the following:

(i) A representation that such transaction or position constitutes a qualified hedge transaction;

(ii) A representation that such transaction or position is necessary or advisable as an integral part of the business of such Clearing Member, Exchange Member or Access Person, which representation shall also include a description of such business;

(iii) A schedule of the maximum number of Contracts, long and short, that such Clearing Member, Exchange Member or Access Person intends to enter into for hedging purposes; *

(iv) An agreement that such Clearing Member, Exchange Member or Access Person will comply with any additional limits on its trading as the Exchange may from time to time impose; and

(v) An agreement by such Clearing Member, Exchange Member or Access Person to promptly submit a supplemental statement explaining any change in circumstances that may affect the nature of its positions.

* Amended on November 7, 2009

(d) In determining whether any Clearing Member, Exchange Member or Access Person has exceeded the position limits or position accountability established by the Exchange, all positions in accounts for which such Clearing Member, Exchange Member or Access Person, by power of attorney or otherwise, directly or indirectly controls trading (whether on a proprietary basis or on behalf of Customers) shall be included. Position limits and position accountability shall apply to positions held by two or more Clearing Members, Exchange Members or Access Persons acting pursuant to an express or implied agreement or understanding in the same manner as if such positions were held by a single Person.

(e) The Exchange shall have the authority to review and rescind any exemption granted by it pursuant to paragraph (c) above at any time in its sole discretion.

(f) For purposes of paragraph (d) above, "control" exists when the Clearing Member, Exchange Member or Access Person in question makes investment decisions for the account or accounts in question or materially influences, directly or indirectly, the actions of any Person who makes such investment decisions. In addition, "control" will be presumed to exist in the following circumstances:

(i) Among all parties to a joint account who have authority to act on behalf of such account;

(ii) Among all general partners to a partnership account;

(iii) If a Person (A) holds an ownership interest of 10 percent or more in the Person holding the account or accounts in question, or (B) shares in 10 percent or more of the profits or losses related to such account or accounts;

(iv) If the Persons holding the account or accounts in question have common directors or management; or

(v) If a Person has the authority to execute transactions in the account or accounts in question.

Any presumption of control on the basis of the foregoing circumstances can be rebutted by proving that such circumstances do not exist or by showing other circumstances which negate the presumption of control. Initial

determinations of "control" shall be made by the Compliance Department and may be reviewed by the Chief Executive Officer, or his or her designee, based upon a report by the Compliance Department.

(g) *Position Accountability.* The Exchange has adopted this position accountability rule for security futures products where the average daily trading volume in the underlying security exceeds 20 million shares and there are more than 40 million shares of the underlying security outstanding. A Person owning or controlling more than a specified number of futures contracts net long or short in all contract months combined (as set forth in Schedule A to this Chapter 4, as may be amended from time to time) must provide, in a timely fashion, upon request by the Exchange, information regarding the nature of the position, trading strategy, and hedging information if applicable, and consent to halt increasing their positions when so ordered by the Exchange.

415. Price Limits; Final Settlement Prices

(a) The rules governing a particular Contract shall contain any price limits that apply to trading in such Contract.

(b) In the case of any Contract that is a cash-settled security futures product (as such term is defined in Section 1a(32) of the CEA), the rules governing such Contract shall establish principles for the determination of final settlement prices that are consistent with Commission Regulation § 41.25(b).

Exchange of Future for Physical and Block Trading

416. Exchange of Future for Physical

(a) A *bona fide* Exchange of Future for Physical may be entered into with respect to any Contract in accordance with the applicable trading increments set forth in the rules governing such Contract, at a reasonable price mutually agreed upon by the parties to such transaction. Each Exchange of Future for Physical must contain the following four essential elements:

(i) A Futures transaction and a transaction in the underlying security that are integrally related and combined into a single transaction with two legs

(a) One leg being the Futures and the other leg being the underlying security

(b) Priced as a differential between the Futures and the underlying security.

(ii) An exchange of Futures for the underlying security where the Futures provide for the transfer of ownership of such security to the cash buyer upon performance of the terms of such Futures, with delivery

to take place within a reasonable time thereafter, in accordance with prevailing cash market practice; and

(iii) Separate parties, such that the accounts involved on each side of the Exchange of Future for Physical have different beneficial ownership or are under separate control.

(iv) In every Exchange of Future for Physical, one party must be the buyer of the security and the simultaneous seller of the corresponding Futures and the other party must be the seller of the security and the simultaneous buyer of the corresponding Futures. Further, the quantity of the security traded in an Exchange of Future for Physical must be equivalent to the quantity of the security represented by the Futures portion of the transaction.

(b) The trading day for Exchange of Future for Physical transactions with respect to any Contract shall be as set forth in the rules governing such Contract.

(c) Each Exchange of Future for Physical shall be designated as such, and cleared through the Clearing Corporation as if it were a transaction executed through the OneChicago System.

(d) Each Clearing Member or Exchange Member involved in any Exchange of Future for Physical shall maintain records evidencing compliance with the criteria set forth in this Rule 416. Upon request, each such Clearing Member or Exchange Member shall provide documentation evidencing the underlying cash transaction to the Exchange.

(e) An Exchange Member or Access Person authorized by a Clearing Member, whose bid or offer for an Exchange of Future for Physical is matched to a counterparty by OCX.BETS, is obligated to complete the transaction including the submission of the securities portion of the transaction to the market centers, as defined in Exchange Act Regulation § 600(b)(38), designated by the Exchange unless some other provision of these Rules provides otherwise.

417. Block Trading

(a) Clearing Members, Exchange Members and Access Persons may enter into transactions at reasonable prices mutually agreed, with respect to Contracts that have been designated by the Exchange for such purpose, provided all of the following conditions are satisfied (such transactions, "Block Trades"):*

(i) Each buy or sell order underlying a Block Trade must (A) state explicitly that it is to be, or may be, executed by means of a Block Trade and (B) be for at least 25 Contracts; *provided* that only (x) a

commodity trading advisor registered under the CEA, (y) an investment adviser registered as such with the Securities and Exchange Commission that is exempt from regulation under the CEA and Commission Regulations thereunder and (z) any Person authorized to perform functions similar or equivalent to those of a commodity trading advisor in any jurisdiction outside the United States of America in which the Exchange may be permitted from time to time to operate OneChicago Workstations, in each case with total assets under management exceeding US$25 million, may satisfy this requirement by aggregating orders for different accounts.

(ii) Each party to a Block Trade must qualify as an "eligible contract participant" (as such term is defined in Section 1a(18) of the CEA); *provided* that, if the Block Trade is entered into on behalf of a Customer by a Clearing Member or, if applicable, Exchange Member or Access Person that is (A) a commodity trading advisor registered under the Act, (B) an investment adviser registered as such with the Securities and Exchange Commission that is exempt from regulation under the Act and Commission Regulations thereunder or (C) any Person authorized to perform functions similar or equivalent to those of a commodity trading advisor in any jurisdiction outside the United States of America in which the Exchange may be permitted from time to time to operate OneChicago Workstations, in each case with total assets under management exceeding US$25 million, then only such commodity trading advisor or investment adviser, but not the individual Customers, need to so qualify.

(b) Each party to a Block Trade shall comply with all applicable Rules of the Exchange other than those which by their terms only apply to trading through the OneChicago System.

* Amended June 15, 2011

(c) Each Block Trade shall be designated as such, and cleared through the Clearing Corporation as if it were a transaction executed through the OneChicago System. Information identifying the relevant Contract, contract month, price, quantity, time of execution, counterparty Clearing Member for each Block Trade and, if applicable, the underlying commodity must be reported to the Exchange without delay. The Exchange will publicize information identifying the trade as a Block Trade and identifying the relevant Contract, contract month, price, quantity for each Block Trade and, if applicable, the underlying commodity immediately after such information has been reported to the Exchange.

(d) Each Clearing Member, Exchange Member and Access Person that is party to a bilateral Block Trade shall record the following details on its order ticket: the Contract (including the delivery or expiry month) to which

such Block Trade relates; the number of Contracts traded; the price of execution; the time of execution; the identity of the counterparty; and, if applicable, details regarding the Customer for which the Block Trade was executed and the underlying commodity. A Clearing Member or, if applicable, Exchange Member or Access Person may execute an Order placed for a non-discretionary Customer account by means of a Block Trade only if the Customer has previously consented thereto. Upon request by the Exchange, such Clearing Member, Exchange Member or Access Person shall produce satisfactory evidence, including the order ticket referred to in the preceding sentence, that the Block Trade meets the requirements set forth in this Rule 417.

Each OCX.BETS authorized trade reporter entering block orders into OCX.BETS shall input for each block order: the price, quantity, product, expiration month, account origin code and account designation.

With respect to block orders which are capable of being immediately entered into OCX.BETS, no record other than that set forth above in the proceeding paragraph need be made. However, if an authorized trade reporter receives a block order which cannot be immediately entered into OCX.BETS, the authorized trader reporter must prepare a written order and include the account designation, date, time of receipt, buy or sell, the Contract (including the delivery or expiry month), the number of Contracts, and the requested price. The order must be entered into OCX.BETS when it becomes executable or when it has been privately negotiated.

(e) No natural person associated with a Clearing Member, Exchange Member or Access Person that has knowledge of a pending Block Trade of such Clearing Member, Exchange Member or Access Person, or a Customer thereof, may enter an Order or execute a transaction, whether for his or her own account or, if applicable, for the account of a Customer over which he or she has control, for or in the Contract to which such Block Trade relates until after (i) such Block Trade has been reported to and published by the Exchange and (ii) any additional time period from time to time prescribed by the Exchange in its block trading procedures or contract specifications has expired.

(f) No natural person associated with a Clearing Member, Exchange Member or Access Person that has knowledge of a pending block trade of such Clearing Member, Exchange Member or Access Person, or a Customer thereof, on any other exchange or trading system, may enter an Order or execute a transaction on the Exchange, whether for his or her own account or, if applicable, for the account of a Customer over which he or she has control, for any Contract which has the same underlying security as the contract to which such block trade relates until after (i) such block trade is reported and published in accordance with the rules, procedures or contract specifications of such exchange or trading system and (ii) any additional time period prescribed by

the Exchange in its block trading procedures or contract specifications has expired

(g) Any Block Trade in violation of these requirements shall constitute conduct which is inconsistent with just and equitable principles of trade.

(h) Block trades can be competitively executed on the OCX.BETS system by placing anonymous bids or offers. Alternatively, block trades can be privately negotiated and reported as bilateral transactions using the OCX.BETS system.

Special Circumstances

418. Error Trades

Any error trades shall be resolved in accordance with the policies and procedures from time to time adopted by the Exchange.

419. Regulatory Halts

(a) Trading in a Single Stock Future shall be halted at all times that a "regulatory halt" (as defined in Commission Regulation § 41.1(l)) has been instituted for the security underlying such Single Stock Future.

(b) Trading in a Stock Index Future shall be halted at all times that a "regulatory halt" (as defined in Commission Regulation § 41.1(l)) has been instituted for one or more of the securities that constitute 50% or more of the market capitalization of the "narrow-based security index" (as such term is defined in Section 1a(25) of the CEA) underlying such Stock Index Future.

(c) Trading in any single stock futures contract (including any futures contract on an exchange-traded product) shall be halted whenever trading in the underlying security has been paused by the primary listing market. Trading in such single stock futures contracts may be resumed when the interests of a fair and orderly market are best served by a resumption of trading, which in no circumstances will be before the Exchange has received notification that the underlying security has resumed trading on a least one national securities exchange.*

*Interpretation to Rule 419***

For purposes of this rule 419, a regulatory halt, as defined in Commission Regulation §41.1(l) shall be effective as of the time the "halt" is instituted by the national securities exchange. Accordingly, trades in a Single Stock Future

---

*

or in a narrow-based security index as defined above made after the time the underlying halt is instituted, will be subject to cancellation or "bust" by the Exchange.

* Amended July 14, 2010.

** Interpretation added on November 4, 2009 and amended on July 14, 2010.

420. Emergencies

(a) *General.* If the Chief Executive Officer, or any individual designated by the Chief Executive Officer and approved by the Board (or in the circumstances specified in Rule 707(b), the Business Conduct Committee), determines that an Emergency exists, the Chief Executive Officer, such designee or the Business Conduct Committee, as the case may be, may place into immediate effect a temporary emergency rule, which rule may remain in effect for up to 30 Business Days and which may provide for, or may authorize the Exchange, the Board or any committee thereof to undertake actions necessary or appropriate to respond to the Emergency, including such actions as:

(i) limiting trading to liquidation only, in whole or in part;

(ii) extending or shortening, as applicable, the Expiration Date or Expiration Month of any Contract;

(iii) extending the time of delivery, changing delivery points or the means of delivery provided in the rules governing any Contract;

(iv) imposing or modifying position or price limits with respect to any Contract;

(v) ordering the liquidation of Contracts, the fixing of a settlement price or any reduction in positions;

(vi) ordering the transfer of Contracts, and the money, securities, and property securing such Contracts, held on behalf of Customers by any Clearing Member to one or more other Clearing Members willing to assume such Contracts or obligated to do so;

(vii) extending, limiting or changing hours of trading;

(viii) suspending or curtailing trading in any or all Contracts or modifying circuit breakers; or

(ix) requiring Clearing Members, Exchange Members, Access Persons or Customers to meet special margin requirements; or

(x) modifying or suspending any provision of the Rules of the Exchange or the Rules of the Clearing Corporation.

Any such rule placed into effect in accordance with the preceding sentence shall be reviewed by the Board as soon as practicable under the circumstances, and may be revoked, suspended or modified by the Board.

(b) *Physical Emergency.* If, in the judgment of the Chief Executive Officer, or any individual designated by the Chief Executive Officer and approved by the Board, the physical functions of the Exchange are, or are threatened to be, severely and adversely affected by a physical emergency (such as a fire or other casualty, bomb threats, substantial inclement weather, power failures, communications breakdowns, computer system breakdowns, screen-based trading system breakdowns or transportation breakdowns), such Person may take any action that he or she may deem necessary or appropriate to respond to such physical emergency, including closing the Exchange, delaying the opening of trading in one or more Contracts or suspending trading in or extending trading hours for one or more Contracts. In the event that any action has been taken pursuant to the immediately preceding sentence, any Person who is authorized to take such action may order the removal of any restriction previously imposed pursuant to such sentence, upon a determination by such Person that the physical emergency that gave rise to such restriction has sufficiently abated to permit the physical functions of the Exchange to continue in an orderly manner; *provided* that any order pursuant to this sentence shall be subject to review, modification or reversal by the Board.

(c) *Notification and Recording.* The Exchange will notify the Commission of any action taken, or proposed to be taken, pursuant to this Rule 420 in accordance with Commission Regulation § 40.6. The decision-making process with respect to, and the reasons for, any such action will be recorded in writing.

(d) *Conflicts of Interest.* The conflict of interest provisions set forth in Rule 211(b) and the related documentation requirements set forth in Rule 211(c) shall apply, *mutatis mutandis*, to the taking of any action under this Rule 420 by the Chief Executive Officer, or his or her designee.

Limitation of Liability

421. Limitation of Liability; No Warranties

(a) EXCEPT AS PROVIDED BELOW, NONE OF THE EXCHANGE, ITS AFFILIATES AND THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, AGENTS, CONSULTANTS, LICENSORS, VENDORS, OWNERS, CLEARING MEMBERS AND EXCHANGE MEMBERS SHALL BE LIABLE TO ANY PERSON FOR ANY LOSSES, DAMAGES, COSTS OR EXPENSES (INCLUDING LOSS OF PROFITS, LOSS OF USE, AND DIRECT, INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES), ARISING FROM:

(i) ANY FAILURE, MALFUNCTION, FAULT IN DELIVERY, DELAY, OMISSION, SUSPENSION, INACCURACY, INTERRUPTION, TERMINATION, OR ANY OTHER CAUSE, IN CONNECTION WITH THE FURNISHING, PERFORMANCE, OPERATION, MAINTENANCE, USE OF OR INABILITY TO USE ALL OR ANY PART OF ANY OF THE ONECHICAGO SYSTEM, OR ANY EXCHANGE SERVICES, EQUIPMENT OR FACILITIES USED TO SUPPORT SUCH SYSTEM AND SERVICES;

(ii) WITHOUT LIMITING THE GENERALITY OF CLAUSE (i) ABOVE, ANY FAILURE OR MALFUNCTION, FAULT IN DELIVERY, DELAY, OMISSION, SUSPENSION, INACCURACY, INTERRUPTION OR TERMINATION OF THE ONECHICAGO SYSTEM, ANY EXCHANGE SERVICE OR FACILITY CAUSED BY ANY THIRD PARTY, INCLUDING INDEPENDENT SOFTWARE VENDORS AND NETWORK PROVIDERS;

(iii) ANY ERRORS OR INACCURACIES IN INFORMATION PROVIDED BY THE EXCHANGE, THE ONECHICAGO SYSTEM, OR ANY EXCHANGE SERVICE OR FACILITY;

(iv) ANY UNAUTHORIZED ACCESS TO OR UNAUTHORIZED USE OF THE ONECHICAGO SYSTEM, OR ANY EXCHANGE SERVICE OR FACILITY BY ANY PERSON; OR

(v) ANY ACTION TAKEN OR OMITTED TO BE TAKEN IN RESPECT OF THE BUSINESS OF THE EXCHANGE.

THE FOREGOING LIMITATION OF LIABILITY SHALL APPLY IRRESPECTIVE OF WHETHER A CLAIM ARISES IN CONTRACT, TORT, NEGLIGENCE, STRICT LIABILITY, CONTRIBUTION OR OTHERWISE AND WHETHER A CLAIM IS BROUGHT DIRECTLY OR AS A THIRD-PARTY CLAIM.

THE FOREGOING LIMITATION OF LIABILITY SHALL BE SUBJECT TO THE CEA AND COMMISSION REGULATIONS. NOTWITHSTANDING ANYTHING IN THIS PARAGRAPH (a) TO THE CONTRARY, A PARTY WHO HAS BEEN FINALLY ADJUDICATED TO HAVE ENGAGED IN WILLFUL OR WANTON MISCONDUCT MAY NOT AVAIL ITSELF OF THE PROTECTIONS AFFORDED HEREBY.

(b) THERE ARE NO EXPRESS OR IMPLIED WARRANTIES OR REPRESENTATIONS BY ANY OF THE EXCHANGE, ITS AFFILIATES OR THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, AGENTS, CONSULTANTS, LICENSORS, VENDORS, OWNERS, CLEARING MEMBERS OR EXCHANGE MEMBERS RELATING TO THE ONECHICAGO SYSTEM, OR ANY EXCHANGE SERVICES, EQUIPMENT

OR FACILITIES USED TO SUPPORT SUCH SYSTEM OR SERVICES, INCLUDING WARRANTIES OF MERCHANTABILITY OR WARRANTIES OF FITNESS FOR A PARTICULAR PURPOSE OR USE.

(c) NO INDEX LICENSOR WITH RESPECT TO ANY INDEX PERTAINING TO AN EXCHANGE-TRADED FUND OR A NARROW-BASED SECURITY INDEX_UNDERLYING A FUTURE TRADED ON THE EXCHANGE MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO THE RESULTS TO BE OBTAINED BY ANY PERSON FROM THE USE OF SUCH INDEX, ANY OPENING, INTRA-DAY OR CLOSING VALUE THEREFOR, OR ANY DATA INCLUDED THEREIN OR RELATING THERETO, IN CONNECTION WITH THE TRADING OF ANY FUTURE BASED ON A NARROW-BASED SECURITY INDEX OR A FUTURE ON AN EXCHANGE-TRADED FUND BASED THEREON OR FOR ANY OTHER PURPOSE. FOR PURPOSES OF THIS RULE 421, THE TERM "INDEX LICENSOR" REFERS TO ANY PERSON THAT GRANTS THE EXCHANGE A LICENSE TO USE ONE OR MORE INDEXES, TRADEMARKS OR PORTFOLIOS IN CONNECTION WITH THE TRADING OF FUTURES ON AN INDEX OR AN EXCHANGE-TRADED FUND BASED ON AN INDEX. ANY SUCH INDEX LICENSOR SHALL OBTAIN INFORMATION FOR INCLUSION IN, OR FOR USE IN THE CALCULATION OF, SUCH INDEX FROM SOURCES IT BELIEVES TO BE RELIABLE, BUT DOES NOT GUARANTEE THE ACCURACY OR COMPLETENESS OF SUCH INDEX, ANY OPENING, INTRA-DAY OR CLOSING VALUE THEREFOR, OR ANY DATA INCLUDED THEREIN OR RELATED THERETO. ANY SUCH INDEX LICENSOR HEREBY DISCLAIMS ALL WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO ANY SUCH INDEX, ANY OPENING, INTRA-DAY OR CLOSING VALUE THEREFOR, ANY DATA INCLUDED THEREIN OR RELATING THERETO, OR ANY FUTURE BASED ON A NARROW-BASED SECURITY INDEX OR FUTURES ON EXCHANGE-TRADED FUNDS BASED ON AN INDEX. ANY SUCH INDEX LICENSOR SHALL HAVE NO LIABILITY FOR ANY DAMAGES (INCLUDING SPECIAL OR PUNITIVE DAMAGES), CLAIMS, LOSSES (INCLUDING ANY INDIRECT, INCIDENTAL, OR CONSEQUENTIAL LOSSES OR LOST PROFITS), EXPENSES OR DELAYS, WHETHER DIRECT OR INDIRECT, FORESEEN OR UNFORESEEN, SUFFERED BY ANY PERSON ARISING OUT OF ANY CIRCUMSTANCE OR OCCURRENCE RELATING TO SUCH PERSON'S USE OF SUCH INDEX, ANY OPENING, INTRA-DAY OR CLOSING VALUE THEREFOR, ANY DATA INCLUDED THEREIN OR RELATING THERETO, OR ANY FUTURES ON EXCHANGE-TRADED FUNDS BASED ON AN INDEX OR A NARROW-BASED SECURITY INDEX, OR ARISING OUT OF ANY ERRORS, OMISSIONS, INTERRUPTIONS OR DELAYS IN CALCULATING OR DISSEMINATING SUCH INDEX.

(d) ANY DISPUTE ARISING OUT OF THE USE OF THE ONECHICAGO SYSTEM, OR ANY EXCHANGE SERVICES, EQUIPMENT OR FACILITIES USED TO SUPPORT SUCH SYSTEM OR SERVICES, IN WHICH ANY OF THE EXCHANGE, ITS AFFILIATES OR THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, AGENTS, CONSULTANTS, LICENSORS, INDEX LICENSORS, VENDORS, OWNERS, CLEARING MEMBERS OR EXCHANGE MEMBERS IS A PARTY SHALL BE ARBITRATED IN ACCORDANCE WITH THE RULES INCORPORATED BY REFERENCE INTO RULE 801. ANY OTHER ACTION, SUIT OR PROCEEDING AGAINST ANY OF THE AFOREMENTIONED PERSONS SHALL BE BROUGHT WITHIN TWO YEARS FROM THE TIME THAT A CAUSE OF ACTION FIRST AROSE. THIS PARAGRAPH (d) SHALL IN NO WAY BE CONSTRUED TO LIMIT ANY PARTY'S OBLIGATION TO ARBITRATE ITS CLAIM OR TO PROVE A CAUSE OF ACTION AND SHALL NOT AUTHORIZE ANY ACTION, SUIT OR PROCEEDING THAT WOULD OTHERWISE BE PROHIBITED BY THE RULES OF THE EXCHANGE. IF FOR ANY REASON A COURT OF COMPETENT JURISDICTION FINDS THAT ANY SUCH DISPUTE IS NOT ARBITRABLE, SUCH DISPUTE MAY ONLY BE LITIGATED IN THE COUNTY OF COOK IN THE STATE OF ILLINOIS AND SHALL BE GOVERNED BY THE LAWS OF THE STATE OF ILLINOIS WITHOUT REGARD TO ANY PROVISIONS OF ILLINOIS LAW THAT WOULD APPLY THE SUBSTANTIVE LAW OF A DIFFERENT JURISDICTION.

(e) NOTWITHSTANDING ANYTHING IN PARAGRAPHS (a), (b), (c) OR (d) ABOVE TO THE CONTRARY, IF THE NEGLIGENCE OF EXCHANGE PERSONNEL CAUSES A DIRECT, OUT-OF-POCKET LOSS TO ANY PERSON, THE EXCHANGE MAY, IN ITS SOLE DISCRETION, ASSUME RESPONSIBILITY FOR SUCH DIRECT LOSS, BUT ITS RESULTING OBLIGATIONS SHALL NOT EXCEED, WITH RESPECT TO ALL PERSONS SUFFERING SUCH LOSSES IN THE AGGREGATE: $100,000 FOR ALL LOSSES FROM ALL CAUSES SUFFERED ON A SINGLE DAY; $200,000 FOR ALL LOSSES SUFFERED FROM ALL CAUSES IN A SINGLE CALENDAR MONTH; AND $1,000,000 FOR ALL LOSSES FROM ALL CAUSES SUFFERED IN A SINGLE CALENDAR YEAR. IF THE AGGREGATE AMOUNT OF ANY CLAIMS PURSUANT THIS PARAGRAPH (e) AT ANY TIME EXCEEDS ANY OF THE DOLLAR LIMITATIONS SET FORTH IN THE IMMEDIATELY PRECEDING SENTENCE, THE TOTAL AMOUNT THEN AVAILABLE SHALL BE ALLOCATED TO SUCH CLAIMS *PRO RATA*, BASED UPON THE RESPECTIVE AMOUNTS OF SUCH CLAIMS. ANY DISPUTED CLAIM PURSUANT TO THIS PARAGRAPH (e) SHALL BE ARBITRATED IN ACCORDANCE WITH THE RULES INCORPORATED BY REFERENCE INTO RULE 801.

422. Transfer of Trades *

(a) Subject to the limitations of 423, existing trades may be transferred either on the books of a clearing member or from one clearing member to another clearing member provided:

(i) The transfer merely constitutes a change from one account to another account provided the underlying beneficial ownership in said accounts remains the same; or

(ii) An error has been made in the reporting or clearing of a trade and the error is discovered and the transfer is completed within two business days after the trade date, subject to Section (c), below.

(b) Subject to the limitations of Rule 423, the Exchange may, upon request by the clearing member(s), approve a transfer of existing trades either on the books of the same clearing member, or from the books of one clearing member to the books of another clearing member if the transfer is in connection with, or as a result of, a merger, asset purchase, consolidation or similar non-recurring transaction between two or more entities where one or more entities become the successor in interest to one or more other entities.

(c) Exchange staff may, with the consent of the clearing member(s) involved, permit the transfer of existing trades if, in the Exchanges opinion, the situation so requires and such transfer is in the best interests of the Exchange.

(d) Provided that the transfer is permitted pursuant to Sections A., B. or C. above, the transactions must be recorded and carried on the books of the receiving firm at the original trade dates. Transactions may be transferred using either the original trade price or the most recent settlement price.

(e) All transfers shall be reported to the clearing corporation in a form acceptable to the Exchange for the type of transactions involved. The proper indicator must be included in the transfer such that the transactions, including the transaction(s) to reverse an error, clear as transfers. The clearing members involved shall maintain a full and complete record of all transactions together with all pertinent memoranda.

* Added on November 30, 2009

423. Concurrent Long and Short Positions * **

(a) Concurrent long and short positions in the same commodity and month may be held by a clearing member at the direction of a customer or on behalf of an omnibus account; however it shall be the duty of the clearing

member to ascertain whether such positions are intended for offset or to be held open prior to final transmission of position data to the Clearing Corporation.

(b) Concurrent long and short positions in physically delivered contracts that are held by the same owner during the last five days of trading must be offset by transactions executed in the market, by allowable privately negotiated transactions, or fulfilled through the normal delivery process, provided however that trades may be transferred for offset if the trade date of the position being transferred is the same as the transfer date. Such positions may not be offset via netting, transfer, or position adjustment except to correct a bona fide clerical or operational error and the correction of such error is completed within one business day after the error is discovered. Exchange staff, upon request, may permit an offset, transfer or position adjustment during the last five days of trading, if in the Exchange's opinion, the situation so requires and is in the best interest of the marketplace.

(c) Clearing members who, pursuant to this rule, carry concurrent long and short positions must report to the Exchange both sides as open positions. When either side or both sides are reduced in accordance with Section B. of this rule, the open positions as reported to the Exchange must be reduced accordingly.

(d) The Exchange takes no position regarding the internal bookkeeping procedures of its clearing members that, for the convenience of a customer, may "hold open" a position only on their books. However, the clearing member must accurately report to the Exchange and the Clearing Corporation, as appropriate, large trader positions, long positions eligible for delivery and open interest.

* Added on November 30, 2009 **Amended on February 24, 2012

Schedule A to Chapter 4*

Row	Symbol	Security Name	Futures Symbol	Position Limit**	Position Accountability***	Unit / Multiplier
1	AAPL	Apple Computer Inc.	AAPL1C AAPL1D	22,500		100
2	BAC	Bank Of America Corp	BAC1C BAC1D		22,500	100
3	C	Citigroup, Inc.	C1C C1D		22,500	100
4	CSCO	Cisco Systems, Inc.	CSCO1C CSCO1D		22,500	100
5	EMC	EMC Corporation	EMC1C EMC1D	22,500		100
6	F	Ford Motor Company	F1C F1D		22,500	100
7	FB	Facebook, Inc.	FB1C FB1D		22,500	100
8	FCX	Freeport-McMoRan Copper & Gold Inc.	FCX1C FCX1D	22,500		100
9	GE	General Electric Company	GE1C GE5C GE6C GE7C GE8C GE1D		22,500	100
10	HPQ	Hewlett-Packard Company	HPQ1C HPQ1D	22,500		100
11	INTC	Intel Corporation	INTC1C INTC1D		22,500	100
12	JPM	J.P. Morgan Chase Co.	JPM1C JPM1D		22,500	100
13	MS	Morgan Stanley	MS1C MS1D	22,500		100
14	MSFT	Microsoft Corporation	MSFT1C MSFT1D		22,500	100
15	MU	Micron Technology Inc.	MU1C MU1D		22,500	100
16	NOK	Nokia Corporation ADR	NOK1C NOK1D		22,500	100
17	ORCL	Oracle Corporation	ORCL1C ORCL1D		22,500	100
18	PFE	Pfizer	PFE1C PFE1D		22,500	100
19	RF	Regions Financial Corporation	RF1C RF1D	22,500		100
20	RIMM	Research In Motion Limited	RIMM1C RIMM1D	22,500		100
21	S	Sprint-Nextel	S1C		22,500	100

			S1D			
22	T	AT&T Corporation	T1C T1D		22,500	100
23	VALE	Vale S.A.	VALE1C VALE1D	22,500		100
24	WFC	WELLS FARGO & CO.	WFC1C WFC1D		22,500	100
25	YHOO	Yahoo!, Inc.	YHOO1C YHOO1D	22,500		100

Exchange Traded Funds

1	EEM	iShares MSCI Emerging Markets Index	EEM1C EEM1D		22,500	100
2	EFA	iShares MSCI EAFE Index Fund	EFA1C EFA1D	22,500		100
3	IWM	iShares Russell 2000 Index Fund	IWM1C IWM1D		22,500	100
4	QQQ	PowerShares QQQ	QQQ1C QQQ1D		22,500	100
5	SPY	SPDR S&P 500 ETF Trust	SPY1C SPY1D		22,500	100
6	VXX	iPath S&P 500 VIX Short-Term Futures ETN	VXX1C VXXD	22,500		100
7	XLF	Financial Select Sector SPDR	XLF1C XLF1D		22,500	100

*Positions are aggregated for all classes for the same underlying security

**Generally, the position limits for single stock futures are no greater than 13,500 contracts net long or short during the last five trading days of an expiring contract month. The products listed here qualify for higher position/accountability limits. See, OCX Rule 414.

*** Position Accountability Rule 414(g): The Exchange has adopted this position accountability rule for security futures products where the average daily trading volume in the underlying security exceeds 20 million shares and there are more than 40 million shares of the underlying security outstanding. A Person owning or controlling more than a specified number of futures contracts net long or short in all contract months combined, as set forth in this Schedule A, must provide, in a timely fashion, upon request by the Exchange:

a) Information regarding the nature of the position
b) Trading strategy
c) Hedging information if applicable, and consent to halt increasing their positions when so ordered by the Exchange

Securities that are not included in the above table are those:

a) With a multiplier of 100, the position limit = 13,500
b) With a multiplier of 1000, the position limit = 1,350

CHAPTER 5
OBLIGATIONS OF CLEARING MEMBERS, EXCHANGE MEMBERS AND ACCESS PERSONS

Recordkeeping

501. Books and Records

Each Clearing Member, Exchange Member and Access Person shall prepare and keep current all books, ledgers and other similar records required to be kept by it pursuant to the CEA, Commission Regulations, the Exchange Act, Exchange Act Regulations and the Rules of the Exchange, and shall prepare and keep current such other books and records and adopt such forms as the Exchange may from time to time prescribe. Such books and records shall be made available to the Exchange upon request.

502. Inspection and Delivery

Each Clearing Member, Exchange Member and Access Person shall keep all books and records required to be kept by it pursuant to the Rules of the Exchange for a period of five years from the date on which they are first prepared, unless otherwise provided in the Rules of the Exchange or required by law. Such books and records shall be readily accessible during the first two years of such five-year period. During such five-year period, all such books and records shall be made available for inspection by, and copies thereof shall be delivered to, the Exchange and its authorized representatives upon request.

Financial Requirements

503. Minimum Financial and Related Reporting Requirements

Each Clearing Member, Exchange Member and Access Person that is registered with any self-regulatory association shall comply with the provisions of Applicable Law relating to minimum financial and related reporting and recordkeeping requirements. A copy of any notice or written report that a Clearing Member or, if applicable, Exchange Member or Access Person is required to file with the Commission pursuant to Commission Regulation § 1.12 or with the Securities and Exchange Commission pursuant to Exchange Act Regulation § 17a-11 shall be concurrently provided to the Exchange. A Clearing Member or, if applicable, Exchange Member or Access Person that violates any of the aforementioned Commission Regulations or Exchange Act Regulations shall be deemed to have violated this Rule 503.

504. Authority to Impose Restrictions

Whenever a Clearing Member or, if applicable, Exchange Member or Access Person is subject to the early warning requirements set forth in Commission Regulation § 1.12 or Exchange Act Regulation § 17a-11, the Chief Executive Officer, or his or her designee, may impose such conditions or restrictions on the business and operations of such Clearing Member, Exchange Member or Access Person as the Chief

Executive Officer, or his or her designee, may deem necessary or appropriate for the protection of Customers, other Clearing Members, Exchange Members, Access Persons or the Exchange.

505. Treatment of Customer Funds and Securities

Each Clearing Member, Exchange Member or Access Person that is required to be registered with any self-regulatory association shall comply with the provisions of Applicable Law relating to the treatment of Customer funds and the maintenance of books and records with respect thereto. Any Clearing Member or, if applicable, Exchange Member or Access Person that violates any of the aforementioned Commission Regulations shall be deemed to have violated this Rule 505.

506. Additional Minimum Financial Requirements

(a) In addition to the minimum financial requirements that a Clearing Member or, if applicable, Exchange Member or Access Person that is registered with the NFA as a futures commission merchant or introducing broker must satisfy, each Clearing Member, Exchange Member or Access Person shall be required to satisfy such minimum financial requirements, and comply with such obligations related thereto, as may be established from time to time by the Exchange.

(b) A Clearing Member, Exchange Member or Access Person must notify the Chief Executive Officer, or his or her designee, immediately upon becoming aware that it fails to satisfy the minimum financial requirements applicable to it.

(c) Unless and until a Clearing Member, Exchange Member or Access Person is able to demonstrate to the Exchange that it is in compliance with the minimum financial requirements applicable to it, such Clearing Member, Exchange Member or Access Person may not engage in any transactions subject to the Rules of the Exchange, except for the purpose of closing open positions.

Customer Protection

507. Registration

(a) No Clearing Member or Exchange Member (including any Related Party of either) or Access Person may solicit or accept from any other Person an Order for the purchase or sale of any Contract, unless such Clearing Member, Exchange Member, Related Party or Access Person is registered in any required capacity in accordance with Applicable Law.

(b) Any Clearing Member, Exchange Member or Access Person that is required to be registered as a futures commission merchant, an introducing

broker, a broker or a dealer shall comply with the provisions of Commission Regulation § 41.42(a) or Exchange Act Regulation § 15c3-3, as applicable.

508. Confirmations

Each Clearing Member or, if applicable, Exchange Member or Access Person that enters into a trade on behalf of a Customer shall promptly furnish, or cause to be furnished, to such Customer, no later than the Business Day immediately following the day on which such trade is entered into, a written confirmation of such trade in such form as the Exchange may from time to time prescribe, indicating the Contract bought or sold, the price and the quantity.

509. Customer Statements

Each Clearing Member or, if applicable, Exchange Member or Access Person that enters into trades on behalf of Customers shall furnish, or cause to be furnished, as soon as practicable after the end of each month, a monthly statement of account to each of its Customers, in accordance with applicable Commission Regulations or Exchange Act Regulations.

510. Risk Disclosure Statement*

In accordance with applicable requirements of the NFA (in the case of any Clearing Member, Exchange Member or Access Person that is registered with the NFA) or Financial Industry Regulatory Authority, Inc. (FINRA) (in the case of any Clearing Member, Exchange Member or Access Person that is registered with the FINRA), each Clearing Member or, if applicable, Exchange Member or Access Person shall provide its Customers with a written disclosure statement in the form approved by the Exchange for purposes of Commission Regulations § 1.55 and § 41.42(b) and any other disclosure statement from time to time required by the Exchange.

* Amended on December 2, 2011

511. Fraudulent or Misleading Communications

No Clearing Member or, if applicable, Exchange Member or Access Person shall make any fraudulent or misleading communications relating to the purchase or sale of any Contract.

512. Responsibility for Customer Orders

(a) Clearing Members and, if applicable, Exchange Members and Access Persons handling Orders for Customers shall exercise due diligence in the handling and execution of such Orders. Failure to act with due diligence shall constitute negligence.

Clearing Members and, if applicable, Exchange Members and Access Persons are prohibited from directly or indirectly guaranteeing the execution of an

Order or any of its terms (such as the quantity or price); *provided* that this sentence shall not be construed to prevent any Clearing Member or, if applicable, Exchange Member or Access Person from assuming or sharing in any losses resulting from an error or the mishandling of an Order.

(b) A Clearing Member or, if applicable, Exchange Member or Access Person, shall not adjust the price at which an Order was executed or be held responsible for executing or failing to execute an Order unless such Clearing Member, Exchange Member or Access Person was negligent or is settling a *bona fide* dispute regarding negligence.

System Security

513. System Security

(a) Each Clearing Member and Exchange Member shall at all times have at least one employee or agent (the "Responsible Trader") designated as its administrator with respect to the use of the OneChicago System by it (including its Related Parties) or, in the case of a Clearing Member only, the Access Persons that such Clearing Member has permitted to act as such. Each Responsible Trader must be approved in advance by the Exchange, based upon such qualification standards as may from time to time be set by the Exchange for such purpose. Among other things, each Responsible Trader shall (i) have full control over access to the OneChicago System by such Clearing Member, Exchange Member or, if applicable, Access Persons and (ii) be able to access, and, if required, modify and withdraw, any and all Orders placed, or purported to be placed, by such Clearing Member, Exchange Member or, if applicable, Access Persons. The Responsible Trader or Responsible Traders of any Clearing Member or Exchange Member shall also be solely responsible for any and all communications between the Exchange and such Clearing Member or Exchange Member and any and all notices or other communications sent to such Responsible Trader or Responsible Traders by the Exchange shall be binding on such Clearing Member or Exchange Member. Each Clearing Member and Exchange Member shall notify the Exchange promptly of any change regarding any of its Responsible Traders.

(b) Each Clearing Member and Exchange Member shall be solely responsible for controlling and monitoring the use of all user identification codes and passwords to access the OneChicago System (collectively, "Passwords") issued to its Responsible Trader or Responsible Traders by the Exchange, shall provide the Passwords only to its employees or, in the case of a Clearing Member only, the Access Persons that such Clearing Member has permitted to act as such, and shall notify the Exchange promptly upon becoming aware of any unauthorized disclosure or use of the Passwords or access to the Exchange or of any other reason for deactivating Passwords. Each Clearing Member and Exchange Member shall be bound by any actions taken through the use of its Passwords (other than any such actions resulting

from the fault or negligence of the Exchange), including the placing of Orders by any of its Related Parties or, in the case of a Clearing Member only, the Access Persons that such Clearing Member has permitted to act as such, whether or not such actions were authorized by such Clearing Member or Exchange Member or any of its Related Parties.

(c) Each Clearing Member and Exchange Member shall be solely responsible for ensuring that the connection point for any OneChicago Workstation used by its employees or, in the case of a Clearing Member only, the Access Persons that such Clearing Member has permitted to act as such is in the United States, except as otherwise expressly permitted by the Exchange. To the extent necessary to ensure the operational integrity of the OneChicago System, the Exchange may at any time limit the locations of any or all OneChicago Workstations to specified locations, and each Clearing Member and Exchange Member shall ensure prompt compliance by its employees and, in the case of a Clearing Member only, the Access Persons that such Clearing Member has permitted to act as such with any such limitation.

Market Making

514. Market Maker Programs

The Exchange may from time to time adopt one or more programs under which one or more Clearing Members or Exchange Members may be designated as market makers with respect to one or more Contracts in order to provide liquidity and orderliness in the market or markets for such Contract or Contracts. Any such program may provide for any or all of the following:

(a) qualifications, including any minimum net capital requirements, that any such market maker must satisfy;

(b) the procedure by which Clearing Members or Exchange Members may seek and receive designation as market makers;

(c) the obligations of such market makers, including any applicable minimum bid and offer commitments; and

(d) the benefits accruing to such market makers, including priority in the execution of transactions effected by Clearing Members or Exchange Members in their capacity as market makers, reduced transaction fees or the receipt of compensatory payments from the Exchange.

Without limiting the generality of the foregoing, the Exchange may adopt a program under which one or more Clearing Members or Exchange Members may be designated as lead market makers, and as such, allocated certain numbers and types of Contracts with respect to which they are required to make two-sided markets.

Customer Margin Requirements

515. General Requirements; Offsetting Positions; Exclusion for Market Makers

(a) *Scope of Rule.* This Rule 515 shall apply to positions resulting from transactions in Contracts traded on the Exchange or subject to the Rules of the Exchange to the extent that such positions are held by Clearing Members or, if applicable, Exchange Members on behalf of Customers in futures accounts (as such term is defined in Commission Regulation § 1.3(vv) and Exchange Act Regulation 15c3-3(a)), with paragraph (n) of this Rule 515 also applying to such positions held in securities accounts (as such term is defined in Commission Regulation § 1.3(ww) and Exchange Act Regulation 15c3-3(a)). As used in this Rule 515, the term "Customer" does not include (i) any exempted person (as such term is defined in Commission Regulation § 41.43(a)(9) and Exchange Act Regulation 401(a)(9)) and (ii) any Market Maker (as such term is defined in paragraph (n) below). Nothing in this Rule 515 shall alter the obligation of each Clearing Member and, if applicable, Exchange Member to comply with Applicable Law relating to customer margin for transactions in Single Stock Futures and Stock Index Futures, including without limitation Commission Regulations §§ 41.42 through 41.49 or Rules 400 through 406 under the Exchange Act, as applicable (including in each case any successor regulations or rules).

(b) *Margin System.* The Standard Portfolio Analysis of Risk (SPAN®) is the margin system adopted by the Exchange. SPAN® generated margin requirements shall constitute Exchange margin requirements. All references to margin in the Rules of the Exchange shall be to margin computed on the basis of SPAN®. Margin systems other than SPAN® may be used to meet Exchange margin requirements if the relevant Clearing Member or, if applicable, Exchange Member can demonstrate that its margin system will result in margin requirements that are in all cases equal to or greater than the corresponding requirements determined on the basis of SPAN®.

(c) *Margin Rate.* The Exchange will set and publish the initial and maintenance margin rates to be used in determining Exchange margin requirements; *provided* that in no case shall the required margin for any long or short position held by a Clearing Member or, if applicable, Exchange Member on behalf of a Customer be less than 20% of the current market value of the relevant Contract (or such other rate from time to time determined by the Commission and the Securities and Exchange Commission for purposes of Commission Regulation § 41.45(b)(1) and Rule 403(b)(1) under the Exchange Act) unless a lower margin level is available for such position pursuant to paragraph (m) below.

(d) *Acceptable Margin Deposits.*

(i) Clearing Members and, if applicable, Exchange Members may accept from their Customers as margin deposits of cash, margin securities (subject to the limitations set forth in the following sentence), exempted securities, any other assets permitted under Regulation T of the Board of Governors of the Federal Reserve System (as in effect from time to time) to satisfy a margin deficiency in a securities margin account, and any combination of the foregoing, each as valued in accordance with Commission Regulation § 41.46(c) and (e) or Rule 404(c) under the Exchange Act, as applicable. Shares of a money market mutual fund that meet the requirements of Commission Regulation § 1.25 may be accepted as a margin deposit from a Customer for purposes of this Rule 515.

(ii) A Clearing Member or, if applicable, Exchange Member shall not accept as margin from any Customer securities that have been issued by such Customer or an Affiliate of such Customer unless such Clearing Member or Exchange Member files a petition with and receives permission from the Exchange for such purpose.

(iii) All assets deposited by a Customer to meet margin requirements must be and remain unencumbered by third party claims against the depositing Customer.

(iv) Except to the extent prescribed otherwise by the Exchange, cash margin deposits shall be valued at market value and all other margin deposits shall be valued at an amount not to exceed that set forth in Commission Regulations §§ 41.42 through 41.49 or Rules 400 through 406 under the Exchange Act, as applicable (including in each case any successor regulations or rules).

(e) *Acceptance of Orders.* Clearing Members and, if applicable, Exchange Members may accept Orders for a particular Customer account only if sufficient margin is on deposit in such account or is forthcoming within a reasonable period of time (which shall be no more than five Business Days, although the relevant Clearing Member or, if applicable, Exchange Member may deem one hour to be a reasonable period of time). For a Customer account that has been subject to calls for margin for an unreasonable period of time, Clearing Members and, if applicable, Exchange Members may only accept Orders that, when executed, will reduce the margin requirements resulting from the existing positions in such account. Clearing Members and, if applicable, Exchange Members may not accept Orders for a Customer account that would liquidate to a deficit or that has a debit balance.

(f) *Margin Calls.* Clearing Members and, if applicable, Exchange Members must call for margin from a particular Customer:

(i) when the margin equity on deposit in such Customer's account falls below the applicable maintenance margin requirement; or

(ii) subsequently, when the margin equity on deposit in such Customer's account, together with any outstanding margin calls, is less than the applicable maintenance margin requirement.

Any such call must be made within one Business Day after the occurrence of the event giving rise to such call. Clearing Members and, if applicable, Exchange Members may call for additional margin at their discretion.

Clearing Members and, if applicable, Exchange Members shall reduce any call for margin only to the extent that margin deposits permitted under paragraph (d) above are received in the relevant account. Clearing Members and, if applicable, Exchange Members may delete any call for margin only if (i) margin deposits permitted under paragraph (d) above equal to or in excess of the deposits called are received in the relevant account or (ii) inter-day favorable market movements or the liquidation of positions result in the margin on deposit in the relevant account being equal to or greater than the applicable initial margin requirement. In the event of any such reduction or deletion, the oldest outstanding margin call shall be reduced or deleted first.

Clearing Members and, if applicable, Exchange Members, shall maintain written records of any and all margin calls issued, reduced or deleted by them.

(g) *Disbursements of Excess Margin*. Clearing Members and, if applicable, Exchange Members may release to Customers margin on deposit in any account only to the extent that such margin is in excess of the applicable initial margin requirement under this Rule 515 and any other applicable margin requirement.

(h) *Loans to Customers*. Clearing Members and, if applicable, Exchange Members may not extend loans to Customers for margin purposes unless such loans are secured within the meaning of Commission Regulation § 1.17(c)(3). The proceeds of any such loan must be treated in accordance with Commission Regulation § 1.30.

(i) *Aggregation of Accounts and Positions*. For purposes of determining margin requirements under this Rule 515, Clearing Members and, if applicable, Exchange Members shall aggregate accounts under identical ownership if such accounts fall within the same classifications of customer segregated, customer secured, special reserve account for the exclusive benefit of customers and non-segregated for margin purposes. Clearing Members and, if applicable, Exchange Members may compute margin requirements for identically owned concurrent long and short positions on a net basis.

(j) *Omnibus Accounts*. Clearing Members and, if applicable, Exchange Members shall collect margin on a gross basis for positions held in

domestic and foreign omnibus accounts. For omnibus accounts, initial margin requirements shall equal the corresponding maintenance margin requirements. Clearing Members and, if applicable, Exchange Members shall obtain and maintain written instructions from domestic and foreign omnibus accounts for positions that are eligible for offsets pursuant to paragraph (m) below.

(k) *Liquidation of Positions.* If a Customer fails to comply with a margin call required by Commission Regulations §§ 41.42 through 41.49 or Rules 400 through 406 under the Exchange Act, as applicable, within a reasonable period of time (which shall be no more than five Business Days, although the relevant Clearing Member or, if applicable, Exchange Member may deem one hour to be a reasonable period of time), the relevant Clearing Member or, if applicable, Exchange Member may liquidate positions in such Customer's account to ensure compliance with the applicable margin requirements.

(l) *Failure to Maintain Required Margin.* If a Clearing Member or, if applicable, Exchange Member fails to maintain sufficient margin for any Customer account in accordance with this Rule 515, the Exchange may direct such Clearing Member or Exchange Member to immediately liquidate all or any part of the positions in such account to eliminate the deficiency.

(m) *Offsetting Positions.* For purposes of Commission Regulation § 41.45(b)(2) and Rule 403(b)(2) under the Exchange Act, the initial and maintenance margin requirements for offsetting positions involving Single Stock Futures and Stock Index Futures, on the one hand, and related positions, on the other hand, are set at the levels specified in Schedule A to this Chapter 5.

(n) *Exclusion for Market Makers.*

(i) A Person shall be a "Market Maker" for purposes of this Rule 515, and shall be excluded from the requirements set forth in Commission Regulations §§ 41.42 through 41.49 and Rules 400 through 406 under the Exchange Act, as applicable, in accordance with Commission Regulation § 41.42(c)(2)(v) and Rule 400(c)(2)(v) under the Exchange Act with respect to all trading in security futures (as such term is defined in Section 1a(31) of the CEA) for its own account, if such Person is an Exchange Member that is registered with the Exchange as a dealer (as such term is defined in Section 3(a)(5) of the Exchange Act) in security futures.

(ii) Each Market Maker shall:

(A) be registered as a floor trader or a floor broker with the Commission under Section 4f(a)(1) of the CEA or as a dealer with the Securities and Exchange Commission (or any successor agency or authority) under Section 15(b) of the Exchange Act;

(B) maintain records sufficient to prove compliance with the requirements set forth in this paragraph (n) and Commission Regulation § 41.42(c)(2)(v) or Rule 400(c)(2)(v) under the Exchange Act, as applicable, including without limitation trading account statements and other financial records sufficient to detail activity; and

(C) hold itself out as being willing to buy and sell security futures for its own account on a regular or continuous basis.

A Market Maker satisfies condition (C) above if:

(1) such Market Maker: (x) provides continuous two-sided quotations throughout the trading day for all delivery months of Contracts representing a meaningful proportion of the total trading volume on the Exchange, subject to relaxation during unusual market conditions as determined by the Exchange (such as a fast market in either a Contract or a security underlying such Contract) at which times such Market Maker must use its best efforts to quote continuously and competitively; and (y) when providing quotations, quotes with a maximum bid/ask spread of no more than the greater of $5.00 or 150% of the bid/ask spread in the primary market for the security underlying each Contract; *

(2) such Market Maker: (x) responds to at least 75% of the requests for quotation for all delivery months of Contracts representing a meaningful proportion of the total trading volume on the Exchange, subject to relaxation during unusual market conditions as determined by the Exchange (such as a fast market in either a Contract or a security underlying such Contract) at which times such Market Maker must use its best efforts to quote competitively; and (y) when responding to requests for quotation, quotes within five seconds with a maximum bid/ask spread of no more than the greater of $5.00 or 150% of the bid/ask spread in the primary market for the security underlying each Contract; or *

(3) (w) such Market Maker is assigned to a group of Contracts that is either unlimited in nature ("Unlimited Assignment") or is assigned to no more than 20% of the Contracts listed on the Exchange ("Limited Assignment"); (x) at least 75% of such Market Maker's total trading activity in Exchange products is in its assigned Contracts, measured on a quarterly basis; (y) during at least 50% of the trading day such Market Maker has bids or offers in the market that are at or near the best market, except in unusual market conditions as determined by the Exchange (such as a fast market in either a Contract or a security underlying such Contract), with respect to at least 25% (in the case of an Unlimited

Assignment) or at least one (in the case of a Limited Assignment) of its assigned Contracts; and (z) the requirements set forth in clauses (x) and (y) are satisfied on at least 90% (in the case of an Unlimited Assignment) or 80% (in the case of a Limited Assignment) of the trading days in each calendar quarter.

For purposes of clauses (1) and (2) above, beginning on the 181st calendar day after the commencement of trading on the Exchange, a "meaningful proportion of the total trading volume on the Exchange" shall mean a minimum of 20% of such trading volume in the OneChicago contracts in which the market maker has been designated.

(iii) Any Market Maker that fails to comply with the Rules of the Exchange, Commission Regulations §§ 41.42 through 41.49 or Rules 400 through 406 under the Exchange Act, as applicable, shall be subject to disciplinary action in accordance with Chapter 7. Appropriate sanctions in the case of any such failure shall include, without limitation, a revocation of such Market Maker's registration as a dealer in security futures pursuant to clause (i) above.

*Amended on June 10, 2009

Schedule A to Chapter 5*

Margin Levels for Offsetting Positions

	DESCRIPTION OF OFFSET	SECURITY UNDERLYING THE SECURITY FUTURE	INITIAL MARGIN REQUIREMENT	MAINTENANCE MARGIN REQUIREMENT
1	**Long security future (or basket of security futures representing each component of a narrow-based securities index[1]) and long put option[2] on the same underlying security (or index)**	Individual stock or narrow-based security index	20% of the current market value of the long security future, plus pay for the long put in full.	The lower of: (1) 10% of the aggregate exercise price[3] of the put plus the aggregate put out-of-the-money[4] amount, if any; or (2) 20% of the current market value of the long security future.

---

1 Baskets of securities or security futures contracts must replicate the securities that comprise the index, and in the same proportion.

2 Generally, for the purposes of these rules, unless otherwise specified, stock index warrants shall be treated as if they were index options.

3 "Aggregate exercise price," with respect to an option or warrant based on an underlying security, means the exercise price of an option or warrant contract multiplied by the numbers of units of the underlying security covered by the option contract or warrant. "Aggregate exercise price" with respect to an index option, means the exercise price multiplied by the index multiplier. *See, e.g.*, NYSE Amex Rules 462 and 900C; CBOE Rule 12.3; and FINRA Rule 4210.

4 "Out-of-the-money" amounts shall be determined as follows:

(1) for stock call options and warrants, any excess of the aggregate exercise price of the option or warrant over its current market value (as determined in accordance with Regulation T of the Board of Governors of the Federal Reserve System);

(2) for stock put options or warrants, any excess of the current market value (as determined in accordance with Regulation T of the Board of Governors of the Federal Reserve System) of the option or warrant over its aggregate exercise price;

(3) for stock index call options and warrants, any excess of the aggregate exercise price of the option or warrant over the product of the current index value and the applicable index multiplier; and

(4) for stock index put options and warrants, any excess of the product of the current index value and the applicable index multiplier over the aggregate exercise price of the option or warrant. See, e.g., NYSE Rule 431 (Exchange Act Release No. 42011 (October 14, 1999), 64 FR 57172 (October 22, 1999) (order approving SR-NYSE-99-03)); NYSE Amex Rule 462 (Exchange Act Release No. 43582 (November 17, 2000), 65 FR 71151 (November 29, 2000) (order approving SR-Amex-99-27)); CBOE Rule 12.3 (Exchange Act Release No. 41658 (July 27, 1999), 64 FR 42736 (August 5, 1999) (order approving SR-CBOE-97-67)); or FINRA Rule 4210 (Exchange Act Release No. 36-62482 (July 12, 2010), 75 FR 41562 (July 16, 2010) (order approving SR-FINRA-2010-024)).

	DESCRIPTION OF OFFSET	SECURITY UNDERLYING THE SECURITY FUTURE	INITIAL MARGIN REQUIREMENT	MAINTENANCE MARGIN REQUIREMENT
2	**Short security future (or basket of security futures representing each component of a narrow-based securities index) and short put option on the same underlying security (or index)**	Individual stock or narrow-based security index	20% of the current market value of the short security future, plus the aggregate put in-the-money amount, if any. Proceeds from the put sale may be applied.	20% of the current market value of the short security future, plus the aggregate put in-the-money amount, if any.[5]
3	**Long security future and short position in the same security (or securities basket) underlying the security future**	Individual stock or narrow-based security index	The initial margin required under Regulation T for the short stock or stocks.	5% of the current market value as defined in Regulation T of the stock or stocks underlying the security future.
4	**Long security future (or basket of security futures representing each component of a narrow-based securities index) and short call option on the same underlying security (or index)**	Individual stock or narrow-based security index	20% of the current market value of the long security future, plus the aggregate call in-the-money amount, if any. Proceeds from the call sale may be applied.	20% of the current market value of the long security future, plus the aggregate call in-the-money amount, if any.
5	**Long a basket of narrow-based security futures that together tracks a broad-based index and short a broad-based security index call option contract on the same index**	Narrow-based security index	20% of the current market value of the long basket of narrow-based security futures, plus the aggregate call in-the-money amount, if any. Proceeds from the call sale may be applied.	20% of the current market value of the long basket of narrow-based security futures, plus the aggregate call in-the-money amount, if any.
6	**Short a basket of narrow-based security futures that together tracks a broad-based security index and short a broad-based security index put option contract on the same index**	Narrow-based security index	20% of the current market value of the short basket of narrow-based security futures, plus the aggregate put in-the-money amount, if any. Proceeds from the put sale may be applied.	20% of the current market value of the short basket of narrow-based security futures, plus the aggregate put in-the-money amount, if any.

[5] "In-the-money" amounts must be determined as follows:

(1) for stock call options and warrants, any excess of the current market value (as determined in accordance with Regulation T of the Board of Governors of the Federal Reserve System) of the option or warrant over its aggregate exercise price;

(2) for stock put options or warrants, any excess of the aggregate exercise price of the option or warrant over its current market value (as determined in accordance with Regulation T of the Board of Governors of the Federal Reserve System);

(3) for stock index call options and warrants, any excess of the product of the current index value and the applicable index multiplier over the aggregate exercise price of the option or warrant; and

(4) for stock index put options and warrants, any excess of the aggregate exercise price of the option or warrant over the product of the current index value and the applicable index multiplier.

	DESCRIPTION OF OFFSET	SECURITY UNDERLYING THE SECURITY FUTURE	INITIAL MARGIN REQUIREMENT	MAINTENANCE MARGIN REQUIREMENT
7	**Long a basket of narrow-based security futures that together tracks a broad-based security index and long a broad-based security index put option contract on the same index**	Narrow-based security index	20% of the current market value of the long basket of narrow-based security futures, plus pay for the long put in full.	The lower of: (1) 10% of the aggregate exercise price of the put, plus the aggregate put out-of-the-money amount, if any; or (2) 20% of the current market value of the long basket of security futures.
8	**Short a basket of narrow-based security futures that together tracks a broad-based security index and long a broad-based security index call option contract on the same index**	Narrow-based security index	20% of the current market value of the short basket of narrow-based security futures, plus pay for the long call in full.	The lower of: (1) 10% of the aggregate exercise price of the call, plus the aggregate call out-of-the-money amount, if any; or (2) 20% of the current market value of the short basket of security futures.
9	**Long security future and short security future on the same underlying security (or index)**	Individual stock or narrow-based security index	The greater of: 5% of the current market value of the long security future; or (2) 5% of the current market value of the short security future.	The greater of: 5% of the current market value of the long security future; or (2) 5% of the current market value of the short security future.
10	**Long security future, long put option and short call option. The long security future, long put and short call must be on the same underlying security and the put and call must have the same exercise price. (Conversion)**	Individual stock or narrow-based security index	20% of the current market value of the long security future, plus the aggregate call in-the-money amount, if any, plus pay for the put in full. Proceeds from the call sale may be applied.	10% of the aggregate exercise price, plus the aggregate call in-the-money amount, if any.
11	**Long security future, long put option and short call option. The long security future, long put and short call must be on the same underlying security and the put exercise price must be below the call exercise price (Collar)**	Individual stock or narrow-based security index	20% of the current market value of the long security future, plus the aggregate call in-the-money amount, if any, plus pay for the put in full. Proceeds from call sale may be applied.	The lower of: (1) 10% of the aggregate exercise price of the put plus the aggregate put out-of-the money amount, if any; or (2) 20% of the aggregate exercise price of the call, plus the aggregate call in-the-money amount, if any.
12	**Short security future and long position in the same security (or securities basket) underlying the security future**	Individual stock or narrow-based security index	The initial margin required under Regulation T for the long stock or stocks.	5% of the current market value, as defined in Regulation T, of the long stock or stocks.
13	**Short security future and long position in a security immediately convertible into the same security underlying the security future, without restriction, including the payment of money**	Individual stock or narrow-based security index	The initial margin required under Regulation T for the long security.	10% of the current market value, as defined in Regulation T, of the long security.
14	**Short security future (or basket of security futures representing each component of a narrow-based securities index) and long call option or warrant on the same underlying security (or index)**	Individual stock or narrow-based security index	20% of the current market value of the short security future, plus pay for the call in full.	The lower of: (1) 10% of the aggregate exercise price of the call, plus the aggregate call out-of-the-money amount, if any; or (2) 20% of the current market value of the short security future.

	DESCRIPTION OF OFFSET	SECURITY UNDERLYING THE SECURITY FUTURE	INITIAL MARGIN REQUIREMENT	MAINTENANCE MARGIN REQUIREMENT
15	**Short security future, Short put option and long call option. The short security future, short put and long call must be on the same underlying security and the put and call must have the same exercise price. (Reverse Conversion)**	Individual stock or narrow-based security index	20% of the current market value of the short security future, plus the aggregate put in-the-money amount, if any, plus pay for the call in full. Proceeds from put sale may be applied.	10% of the aggregate exercise price, plus the aggregate put in-the-money amount, if any.
16	**Long (short) a basket of security futures, each based on a narrow-based security index that together tracks the broad-based index and short (long) a broad-based index future**	Narrow-based security index	5% of the current market value for the long (short) basket of security futures.	5% of the current market value of the long (short) basket of security futures.
17	**Long (short) a basket of security futures that together tracks a narrow-based index and short (long) a narrow-based index future**	Individual stock and narrow-based security index	The greater of: (1) 5% of the current market value of the long security future(s); or (2) 5% of the current market value of the short security future(s).	The greater of: (1) 5% of the current market value of the long security future(s); or (2) 5% of the current market value of the short security future(s).
18	**Long (short) a security future and short (long) an identical security future traded on a different market.[6]**	Individual stock and narrow-based security index	The greater of: (1) 3% of the current market value of the long security future(s); or (2) 3% of the current market value of the short security future(s).	The greater of: (1) 3% of the current market value of the long security future(s); or (2) 3% of the current market value of the short security future(s).

*Amended on December 2, 2011

6 Two security futures will be considered "identical" for this purpose if they are issued by the same clearing agency or cleared and guaranteed by the same derivatives clearing organization, have identical contract specifications, and would offset each other at the clearing level.

CHAPTER 6
BUSINESS CONDUCT

601. Fraudulent Acts

No Clearing Member, Exchange Member (including their respective Related Parties) or Access Person, shall engage in any fraudulent act or engage in any scheme to defraud, deceive or trick, in connection with or related to any trade on or other activity related to the Exchange or the Clearing Corporation.

602. Fictitious Transactions

No Clearing Member, Exchange Member (including their respective Related Parties) or Access Person, shall create fictitious transactions or execute any Order for a fictitious transaction with knowledge of its nature.

603. Market Manipulation

Any manipulation of the market in any Contract is prohibited. Orders entered into the OneChicago System for the purpose of generating unnecessary volatility or creating a condition in which prices do not or will not reflect fair market values are prohibited and any Clearing Member, Exchange Member (including their respective Related Parties) or Access Person who makes or assists in entering any such Order with knowledge of the purpose thereof or who, with such knowledge, in any way assists in carrying out any plan or scheme for the entering of any such Order, shall be deemed to have engaged in an act detrimental to the Exchange.

604. Adherence to Law

No Clearing Member, Exchange Member (including their respective Related Parties) or Access Person shall engage in conduct in violation of Applicable Laws, the Rules of the Exchange or the Rules of the Clearing Corporation (insofar as the Rules of the Clearing Corporation relate to the reporting or clearance of any transaction in Contracts).

605. Sales Practice Rules*

Without limiting the generality of Rule 604, each Clearing Member, Exchange Member (including its Related Parties) and Access Person shall comply with any and all sales practice rules (including those relating to bunched orders, opening and approval of accounts, suitability, use of discretion, supervision of accounts, risk disclosure document delivery, communications, monthly statements and confirmations, registration, qualification and continuing education, customer complaints and prohibition against guarantees and profit sharing) from time to time promulgated by the NFA (in the case of any Clearing Member, Exchange Member or Access Person that is registered with the NFA) or the Financial Industry Regulatory Authority, Inc. (in the case of any other Clearing Member, Exchange Member or Access Person) with respect to security futures

within the meaning of Section 1a(31) of the CEA, which rules are hereby incorporated by reference into this Rule 605.

*Amended on June 10, 2009

606. Prohibition of Misstatements

It shall be an offense to make any misstatement of a material fact to the Exchange, including the Board, any committee thereof or any director, officer or employee of the Exchange.

607. Use of Access Privileges

No Clearing Member, Exchange Member (including their respective Related Parties) or Access Person may use its Access Privileges or access the Exchange in any way which could be expected to bring disrepute upon such Clearing Member, Exchange Member, Access Person or the Exchange.

608. Acts Detrimental to the Exchange; Acts Inconsistent with Just and Equitable Principles of Trade

It shall be an offense to violate any Rule of the Exchange or Rule of the Clearing Corporation regulating the conduct or business of a Clearing Member, Exchange Member (including their respective Related Parties) or Access Person, or any agreement made with the Exchange, or to engage in any act detrimental to the Exchange or in conduct inconsistent with just and equitable principles of trade.

609. Supervision

Each Clearing Member and Exchange Member shall be responsible for supervising its Related Parties so as to ensure compliance by such Related Parties with this Chapter 6, and may be held accountable for the actions of such Related Parties. In addition, each Responsible Trader shall be responsible for supervising the Related Parties of the Clearing Member or Exchange Member represented by it, and may be held accountable for the actions of such Related Parties.

610. Priority of Customers' Orders

(a) No Clearing Member or, if applicable, Exchange Member or Access Person (including in each case its Related Parties) shall knowingly buy a Contract for a personal or proprietary account of such Clearing Member, Exchange Member or Access Person or for an account in which such Clearing Member, Exchange Member or Access Person has a proprietary interest, when such Clearing Member, Exchange Member or Access Person has in hand Orders to buy the same Contract for any other Person at the same price or at the market price. No Clearing Member or, if applicable, Exchange Member or Access Person (including in each case its Related Parties) shall knowingly sell

a Contract for a personal or proprietary account of such Clearing Member, Exchange Member or Access Person or for an account in which such Clearing Member, Exchange Member or Access Person has a proprietary interest, when such Clearing Member, Exchange Member or Access Person has in hand Orders to sell the same Contract for any other Person at the same price or at the market price.

(b) No Clearing Member or, if applicable, Exchange Member or Access Person (including in each case its Related Parties) shall knowingly execute a discretionary Order for any Contract, including, without limitation, an Order allowing such Clearing Member, Exchange Member or Access Person (including in each case its Related Parties) discretion as to time and price, for an immediate family member or for a personal or proprietary account of any other Clearing Member, Exchange Member or Access Person, when such Clearing Member, Exchange Member or Access Person has in hand any Customer Market Order for the same Contract open as to time and price. A Clearing Member or, if applicable, Exchange Member or Access Person (including in each case its Related Parties) may trade for a personal or proprietary account of such Clearing Member, Exchange Member or Access Person, without violating this Rule 610, while holding any Customer Order for the same Contract open as to time and price, provided such Customer has previously consented thereto.

(c) A Clearing Member or, if applicable, Exchange Member or Access Person (including in each case its Related Parties) entering Orders into the OneChicago System must enter all Customer Orders that the OneChicago System is capable of accepting before entering an Order for a personal or proprietary account of such Clearing Member, Exchange Member or Access Person, an account in which such Clearing Member, Exchange Member or Access Person has a proprietary interest or an Order for a discretionary account, including an Order allowing such Clearing Member, Exchange Member or Access Person discretion as to time and price, for an immediate family member or for a personal or proprietary account of any other Clearing Member, Exchange Member or Access Person.

(d) For purposes of this Rule 610, no Clearing Member or, if applicable, Exchange Member or Access Person, in each case that consists of more than one individual, shall be deemed to knowingly buy or sell a Contract or execute a discretionary Order if (i) such Clearing Member, Exchange Member or Access Person has in place appropriate "firewall" or separation of function procedures and (ii) the individual buying or selling the Contract or executing the discretionary Order in question has no direct knowledge of the Order to buy or sell the same Contract for any other Person at the same price or at the market price or of the Customer Order for the same Contract, as the case may be.

611. Trading Against Customers' Orders

No Clearing Member or, if applicable, Exchange Member or Access Person (including in each case its employees and agents) shall enter into a transaction on behalf of a Customer in which such Clearing Member, Exchange Member or Access Person or any Person trading for an account in which such Clearing Member, Exchange Member or Access Person has a financial interest, intentionally assumes the opposite side of the transaction. The foregoing restriction shall not prohibit pre-execution discussions conducted in accordance with procedures established by the Exchange from time to time, and shall not apply to any Exchange of Future for Physical, any Block Trade or any transaction meeting all of the following criteria (or such other criteria as may be established by the Exchange from time to time):

(a) the Customer has previously consented to such transactions;

(b) the Clearing Member or if applicable, Exchange Member or Access Person (including in each case its employees and agents) has waited for a reasonable period of time, as determined by the Exchange, after first entering the Order received from the Customer into the OneChicago System before taking the opposite side of the transaction;

(c) the Clearing Member or, if applicable, Exchange Member or Access Person maintains a record that clearly identifies, by appropriate descriptive words, all such transactions, including the time of execution, commodity, date, price, quantity and delivery month; and

(d) the Clearing Member or, if applicable, Exchange Member or Access Person provides a copy of the record referred to in clause (c) above to the Exchange.

612. Withholding Orders

No Clearing Member, Exchange Member or Access Person (including in each case its employees and agents) shall withhold or withdraw from the market any Order or any part of an Order, placed by any other Person for the benefit of such Clearing Member, Exchange Member or Access Person or for the benefit of any other Clearing Member, Exchange Member or Access Person.

613. Disclosing Orders

Except in accordance with any policies or procedures for pre-execution discussions from time to time adopted by the Exchange, no Clearing Member, Exchange Member or Access Person (including in each case its employees and agents) shall disclose to any Person any Order placed by any other Person, except to the Exchange or the Commission.

614. Pre-Arranged Trades

No Clearing Member, Exchange Member or Access Person (including in each case its employees and agents) shall enter any Order into the OneChicago System which has been pre-arranged, except as expressly permitted by Rules 416 and 417 or in accordance with any policies or procedures for pre-execution discussions from time to time adopted by the Exchange.

615. Simultaneous Buying and Selling Order

(a) No Clearing Member or, if applicable, Exchange Member or Access Person (including in each case its employees and agents) shall accept simultaneous buy and sell Orders from the same Customer for the same delivery month of a particular Future.

(b) A Clearing Member or, if applicable, Exchange Member or Access Person (including in each case its employees and agents) holding Orders to buy and sell at the same time from different Customers for the same delivery month of a particular Future may enter both Orders into the OneChicago System.

616. Safe Harbor for Inadvertent Cross Trades

(a) An Entity acting as a market maker for any Exchange product (an "Exchange Market Maker") may engage in Other Business Activities, or it may be affiliated with a broker-dealer that engages in Other Business Activities, and shall not be in violation of Exchange Rule 604 due to inadvertent cross trades with respect to any trades that are matched by the OneChicago System against trades entered for or on behalf of the Other Business Activities, provided that the Exchange Market Maker implements and maintains a Chinese Wall between its market-making operations and such Other Business Activities that meets the requirements below.

(b) Definitions: For purposes of this rule,

(1) "Other Business Activities" means:

(A) conducting an investment or banking or public securities business;

(B) making markets in the securities underlying the security futures or options on the securities or indexes underlying the security futures in which it makes markets; or

(C) entering agency orders or proprietary orders (other than market making transactions for Exchange products) into the OneChicago System.

(2) "Chinese Wall" means an organizational structure that satisfies each of the following conditions:

(A) The market-making activities are conducted in a location physically separated from the locations in which the Other Business Activities are conducted in a manner that effectively impedes communications between persons conducting the market-making function and persons conducting the Other Business Activities.

(B) Procedures are implemented and maintained to prevent persons in possession of material, non-public corporate or market information on one side of the Chinese Wall from divulging such information to persons on the other side of the Chinese Wall.

(C) Persons on one side of the Chinese Wall may not exercise influence or control over persons on the other side of the Chinese Wall, except that:

(i) the market-making operations and the Other Business Activities may be under common management provided such managerial oversight (a) does not conflict with or compromise the Entity's responsibilities under the Rules of the Exchange and (b) persons occupying managerial positions do not divulge information or allow information to be divulged pertaining to market maker positions and trading activities to any other person so that any person on one side of the Chinese Wall becomes aware of pending or anticipated quotes or unfilled orders on the other side of the Chinese Wall; and

(ii) the common supervisor or any individual responsible for monitoring the overall risk exposure of the Entity (the "Risk Exposure Supervisor") may establish general trading parameters with respect to both market-making and other proprietary trading other than on an order specific basis, provided that the Risk Exposure Supervisor does not:

(a) enter orders into the OneChicago System or make trading decisions for either the Entity's market-making account or proprietary account;

(b) provide to any person performing the Other Business Activities described in paragraph (b)(1)(c) of this

Rule any information relating to market-making activity; nor

(c) provide a person performing the market-making function with information regarding the firm's pending transactions or order flow arising out of its activities described in paragraph (b)(1)(c) of this Rule.

(3) An "Entity" means an inanimate business organization, including a corporation, a partnership or other legal business organization. It does not include animate beings.

(c) An Entity implementing a Chinese Wall pursuant to this Rule shall submit to the Exchange a written statement setting forth:

(1) The manner in which it intends to satisfy the conditions in paragraph (b) of this Rule and the compliance and audit procedures it proposes to implement to ensure that the Chinese Wall is maintained;

(2) The names and titles of the person or persons responsible for maintenance and surveillance of the procedures;

(3) A commitment to provide the Exchange with such information and reports as the Exchange may request relating to the transactions of the Entity and its affiliates;

(4) A commitment to take appropriate disciplinary action against any person violating this Rule or the Entity's internal compliance and audit procedures adopted pursuant to subparagraph (c)(1) of this Rule, and an acknowledgement that the Exchange may take appropriate disciplinary action, including (without limitation) reallocation of any or all Contracts in which it serves as a market maker, in the event of such a violation;

(5) Whether the Entity or an affiliate of the Entity intends to clear the Entity's proprietary trades and, if so, the procedures established to ensure that information with respect to such clearing activities will not be used in a way that would compromise the Entity's Chinese Wall, which procedures, at a minimum, must be the same as those used by the Entity or the affiliate to clear for unaffiliated third parties; and

(6) An acknowledgement that any trading by a person while in possession of material, non-public information received as a result of the breach of the internal controls required under this Rule may be a violation of the CEA, the Commission's Regulations, the Exchange Act, the rules thereunder or the Rules of the Exchange.

(d) An Exchange Market Maker cannot avail itself of this Rule until it has received written confirmation from the Exchange that the organizational structure and the compliance and audit procedures described in the statement submitted by such Exchange Market Maker in accordance with paragraph (c) above comply with this Rule.

(e) Subparagraph (c)(5) permits an Entity or an affiliate of the Entity to clear the Entity's market maker transactions if it establishes procedures to ensure that information with respect to such clearing activities will not be used to compromise the Chinese Wall. Such procedures must provide that any information pertaining to market maker positions and trading activities, and information derived from any clearing and margin financing arrangements, may be made available only to those employees (other than employees actually performing clearing and margin functions) specifically authorized under this Rule to have access to such information or to other employees in senior management positions, including common management as described in clause (b)(2)(C)(i) of this Rule, who are involved in exercising managerial oversight with respect to the market making activity.

(f) Notwithstanding paragraph (a) of this Rule, an Entity shall not be required to maintain a Chinese Wall to obtain safe harbor from violating Rule 604 due to inadvertent cross trades under the following conditions:

(1) the Entity functions as a non-market maker Exchange Member in the OneChicago System solely in Contracts in which the Entity is not appointed as a market maker pursuant to Rule 515(n); and

(2) the Entity enters orders into the OneChicago System as a non-market maker Exchange Member only for (i) the proprietary account of such Entity or (ii) the account of entities that are affiliated with such Entity.

CHAPTER 7
DISCIPLINE AND ENFORCEMENT

Introduction

The Board of the Exchange has adopted rules, and from time to time may adopt amendments or supplements to such rules, to assure a free and open market on the Exchange, to maintain proper and appropriate trading conduct and to provide protection to the public in its contacts with the Exchange, Clearing Members, Exchange Members or Access Persons. The Board has appointed officers and created the Regulatory Oversight Committee and the Disciplinary Committees to whom it has delegated responsibility for the investigation, hearing and imposition of penalties for violations of the Rules of the Exchange. In addition, the Board has delegated responsibility for the investigation and enforcement the Rules of the Exchange to the Chief Regulatory Officer and the Compliance Department as set forth in this Chapter 7. The Chief Regulatory Officer shall have available, at all times, the facilities of the Exchange's Compliance Department (which may consist of Exchange staff or staff provided by any Affiliate of the Exchange or any third party with which the Exchange may have entered into a contractual arrangement for such purpose) (the "Department") to conduct investigations of rule violations and market conditions.

701. General

(a) All Members and other Access Persons shall be subject to the Exchange's jurisdiction. All Members and other Access Persons are subject to this Chapter 7 if they, or with respect to a An Access Person, any other Person using any of its User IDs, are alleged to have violated, to have aided and abetted a violation, to be violating, or to be about to violate, any Rule of the Exchange or any provision of Applicable Law for which the Exchange possesses disciplinary jurisdiction.

(b) The Exchange, through the facilities and staff of the Department, will conduct:

(i) Market surveillance and trade practice surveillance using data from the trading system with programs and procedures designed to alert the Exchange when potentially unusual trading activity takes place.

(ii) The Department will initiate reviews and, where appropriate, commence investigations of unusual trading activity or other activity that the Department has reasonable cause to believe could constitute a violation of these Rules.

(c) No member of the staff of the Exchange will interfere with or attempt to influence the process or resolution of any inquiry, investigation, disciplinary proceeding, appeal from a disciplinary proceeding, summary imposition of fines, summary suspension or other summary action. No member of the Board will interfere with or attempt to influence the process or resolution

of any inquiry, investigation, disciplinary proceeding, appeal from a disciplinary proceeding, summary imposition of fines, summary suspension or other summary action with respect to which the Board member is not a member of the relevant appeals panel.

(d) Counsel may represent any Member or Access Person during any inquiry, investigation, disciplinary proceeding, appeal from a disciplinary proceeding, and summary imposition of fines, summary suspension or other summary actions pursuant to this Chapter 7 provided that counsel may not be a member of the Board or disciplinary panel, any employee of the exchange or any person substantially related to the underlying investigation such as a material witness or respondent.

(e) Pursuant to this Chapter 7, the Exchange may hold a Member liable for, and impose sanctions against such Member for their own acts and omissions that constitute a violation as well as for the acts and omissions of each:

(i) Access Person authorized by such Member,

(ii) Other persons supervised by the Member,

(iii) Other persons using a User ID of such Member or

(iv) Other agents or representative of such Member, in each case, that constitutes a violation as if such violation were that of the Member.

(f) Pursuant to this Chapter 7, the Exchange may hold an Access Person liable for, and impose sanctions against him or her, for such Access Person's own acts and omissions that constitute a violation as well as or for the acts and omissions of any other agent or representative of such Access Person that constitute a violation as if such violation were that of the Access Person.

(g) Pursuant to this Chapter 7 the Exchange may review an appeal by any applicant of the Exchange's decision to deny or otherwise limit Trading Privileges of such applicant pursuant to the Rules of the Exchange; provided, however, that any such decision by the Exchange to deny or otherwise limit applicant's Trading Privileges shall continue in effect during such review.

702. Inquiries and Investigation

(a) The Department will investigate any matter within the Exchange's disciplinary jurisdiction which it has reasonable cause to believe could constitute a violation of theses Rules. The Compliance Department will determine the nature and scope of its inquiries and investigations within its sole discretion and will function independently of any commercial interests of the Exchange.

(b) The Department has the authority to:

(i) Initiate and conduct inquiries and investigations;

(ii) Prepare investigative reports and make recommendations concerning initiating disciplinary proceedings;

(iii) Prosecute alleged violations within the Exchange's disciplinary jurisdiction; and

(iv) Represent the Exchange on appeal from any disciplinary proceeding, summary imposition of fines, summary suspension or other summary action.

(c) Each Member or Access Person:

(i) Is obligated to appear and testify and respond in writing to interrogatories within the time period required by the Department in connection with:

(A) Any Rule of the Exchange;

(B) Any inquiry or investigation; or

(C) Any preparation by and presentation during a disciplinary proceeding or appeal from a decision in a disciplinary proceeding, summary imposition of fines, summary suspension or other summary action by the Exchange;

(ii) Is obligated to produce books, records, papers, documents or other tangible evidence in its, his or her possession, custody or control within the time period required by the Department in connection with:

(A) Any Rule of the Exchange;

(B) Any inquiry or investigation; or

(C) Any preparation by and presentation during a disciplinary proceeding or appeal from a decision in any disciplinary proceeding, summary imposition of fines, summary suspension or other summary action by the Exchange; and

(iii) May not impede or delay any inquiry, investigation, disciplinary proceeding, appeal from a disciplinary proceeding, summary imposition of fines, summary suspension or other summary action.

703. Reports of Investigations

(a) The Department will maintain a log of all investigations commenced as a result of a determination made pursuant to Rule 702 (a) above, and their disposition. The Department will prepare a written report of each investigation, regardless of whether the evidence gathered during any inquiry or investigation forms a reasonable basis to believe that a violation within the Exchange's jurisdiction has occurred or is about to occur or whether the evidence gathered results in closing the matter without further action or through summary action.

(b) Any written report of an investigation will include the reasons for initiating the investigation (including a summary of the complaint, if any), all relevant facts and evidence gathered, and the recommendation of the Department. For each potential respondent, the Department will recommend either

(i) Closing the investigation without further action,

(ii) Summary action,

(iii) Resolving the investigation through an informal disposition, including the issuance of a warning letter or

(iv) Initiating disciplinary proceedings.

(c) An informal disposition (including the issuance of a warning letter) will not constitute a finding of a violation or a sanction.

704. Opportunity to Respond

(a) After completing its investigation report, the Department may, upon approval of the Chief Regulatory Officer, notify each potential respondent that the Department has recommended formal disciplinary charges against the potential respondent.

(b) The Department may allow a potential respondent to propose a settlement of the matter or to submit a written statement explaining why a disciplinary proceeding should not be instituted or one or more of the potential charges should not be brought. The potential respondent shall submit such written statement within the time limit established by the Department.

705. Review of Investigative Reports

(a) The Chief Regulatory Officer will review promptly each completed investigation report to determine whether a reasonable basis exists to

believe that a violation within the Exchange's jurisdiction has occurred or is about to occur.

(b) If the Chief Regulatory Officer determines that additional investigation or evidence is needed to decide whether a reasonable basis exists to believe that a violation within the Exchange's jurisdiction has occurred or is about to occur, the Chief Regulatory Officer will direct the Department to conduct further investigation.

(c) After receiving completion of an investigation, the Chief Regulatory Officer will determine for each potential respondent whether to authorize:

(i) The commencement of disciplinary proceedings because a reasonable basis exists to believe that a violation within the Exchange's jurisdiction has occurred or is about to occur;

(ii) The informal disposition of the investigation (by issuing a warning letter or otherwise) because disciplinary proceedings are unwarranted in which case the Chief Regulatory Officer shall provide a written explanation to the Regulatory Oversight Committee; or

(iii) The closing of the investigation without any action because no reasonable basis exists to believe that a violation within the Exchange's jurisdiction has occurred or is about to occur in which case the Chief Regulatory Officer shall provide a written explanation to the Regulatory Oversight Committee.

706. Notice of Charges

(a) If the Chief Regulatory Officer authorizes disciplinary proceedings pursuant to Rule 705(c)(i), the Department will prepare, and serve in accordance with Rule 708, a notice of charges.

(b) A notice of charges will:

(i) State the acts, practices or conduct that the respondent is alleged to have engaged in;

(ii) State the Rule of the Exchange or provision of Applicable Law alleged to have been violated or about to be violated;

(iii) State the proposed sanctions;

(iv) Advise the respondent of its right to a hearing;

(v) State the period of time within which the respondent can request a hearing on the notice of charges, which will not be less than 20 days after service of the notice of charges;

(vi) Advise the respondent that any failure to request a hearing within the period stated, except for good cause, will be deemed to constitute a waiver of the right to a hearing; and

(vii) Advise the respondent that any allegation in the notice of charges that is not expressly denied will be deemed to be admitted.

707. Answer to Notice of Charges

(a) If the respondent determines to answer a notice of charges, the respondent must file answers within 20 days after being served with such notice, or within such other time period determined appropriate by the hearings staff.

(b) To answer a notice of charges, the respondent must in writing:

(i) Specify the allegations that the respondent denies or admits;

(ii) Specify the allegations that the respondent does not have sufficient information to either deny or admit;

(iii) Specify any specific facts that contradict the notice of charges;

(iv) Specify any affirmative defenses to the notice of charges; and

(v) Sign and serve the answer on the hearings staff.

(c) Any failure by the respondent to timely serve an answer to a notice of charges will be deemed to be an admission to the allegations in such notice. Any failure by the respondent to answer one or more allegations in a notice of charges will be deemed to be an admission of that allegation or those allegations. Any allegation in a notice of charges that the respondent fails to expressly deny will be deemed admitted. A general denial by the respondent, without more, will not satisfy the requirements of paragraph (b) above.

708. Service

Any notice of charges, any responses thereto, or other documents required to be served pursuant to this Chapter 7 will be delivered by electronic mail to the respondent at the address as it appears on the books and records of the Exchange or to the Exchange at enforcement@onechicago.com.

709. Settlements

(a) A respondent or potential respondent may at any time propose in writing an offer of settlement to anticipated or instituted disciplinary proceedings. Any offer of settlement should contain proposed findings and sanctions and be signed by the respondent or potential respondent and submitted to the Department. A respondent or potential respondent may offer to settle disciplinary proceedings without admitting or denying the findings contained in the order of the disciplinary proceedings but must accept the jurisdiction of the Exchange over it and over the subject matter of the proceedings and consent to the entry of the findings and sanctions imposed.

(b) If a respondent or potential respondent submits an offer of settlement in accordance with paragraph (a) above, the Department will forward the offer to the Chief Regulatory Officer with a recommendation on whether to accept or reject the offer. Any preliminary determination by the Chief Regulatory Officer to accept the offer shall be submitted for review by the Regulatory Oversight Committee. If the Regulatory Oversight Committee agrees, then the Chief Regulatory Officer shall conditionally accept an offer of settlement, and that the settlement will become final upon the expiration of 20 days after an order of the disciplinary proceedings consistent with the terms of the offer of settlement is served on the respondent.

(c) If an offer of settlement is accepted and the related order of disciplinary proceedings becomes final, the respondent's submission of the offer will be deemed to constitute a waiver of the right to notice, opportunity for a hearing and review and appeal under these Rules.

(d) If the offer of settlement of a respondent or potential respondent is not accepted by agreement between the Chief Regulatory Officer and the Regulatory Oversight Committee, fails to become final or is withdrawn by the respondent or potential respondent, the matter will proceed as if the offer had not been made and the offer and all documents relating to it will not become part of the record. Neither a respondent or potential respondent nor the Department may use an unaccepted offer of settlement as an admission or in any other manner at a hearing of, or appeal from, disciplinary proceedings.

710. Disciplinary Panel

(a) A Disciplinary Panel will conduct hearings in connection with any disciplinary proceedings, to make findings and impose sanctions pursuant to this Chapter 7. A separate Disciplinary Panel will be established prior to the commencement of each disciplinary matter.

(b) Within 10 days of being notified of the appointment of the Disciplinary Panel, a respondent may seek to disqualify any individual named

to the Disciplinary Panel for the reasons identified in Rules of the Exchange or for any other reasonable grounds, by serving written notice on the Chief Regulatory Officer and providing a copy thereof to the hearings staff. By not timely filing a request for disqualification, the respondent will be deemed to have waived any objection to the composition of a Disciplinary Panel. The Chief Regulatory Officer will decide the merits of any request for disqualification within his or her sole discretion. Any such decision will be final and not subject to appeal.

711. Convening Hearings of Disciplinary Proceedings

(a) All disciplinary proceedings (except for summary impositions of fines pursuant to Rule 716) will be conducted at a hearing before the Disciplinary Panel. A hearing will be conducted privately and confidentially. Notwithstanding the confidentiality of hearings, the Disciplinary Panel may appoint an expert to attend any hearing and assist in deliberations if such expert agrees to be subject to an appropriate confidentiality.

(b) After reasonable notice to each respondent, the Disciplinary Panel will promptly convene a hearing to conduct the disciplinary proceedings with respect to such respondent. Parties to a disciplinary proceeding include each respondent and the Department.

(c) The chairman of the Disciplinary Panel may continue, adjourn or otherwise conduct the hearing, as he or she may deem appropriate. The chairman of the Disciplinary Panel will determine all procedural and evidentiary matters, including the admissibility and relevance of any evidence proffered. In determining procedural and evidentiary matters, the chairman of the Disciplinary Panel will not be bound by any evidentiary or procedural rules or law. Once admitted during the hearing, the Disciplinary Panel may consider, and attach the weight it believes appropriate to, evidence or other materials. The Exchange will provide guidance to the chairman of the Disciplinary Panel on the conduct of the hearing.

(d) Except for procedural and evidentiary matters decided by the chairman of the Disciplinary Panel pursuant to paragraph (c) above and Rule 712, unless each respondent otherwise consents, the entire Disciplinary Panel must be present (either in person or by electronic means) during the entire hearing and any related deliberations.

712. Respondent Review of Evidence.

(a) Prior to the commencement of a hearing, each respondent will be given the opportunity to review all books, records, documents, papers, transcripts of testimony and other tangible evidence in the possession or under the control of the Exchange that the Department will use to support the allegations and proposed sanctions in the notice of charges or which the

chairman of the Disciplinary Panel deems relevant to the disciplinary proceedings. Notwithstanding the foregoing, no respondent will have the right to review, and the Exchange will have no obligation to disclose, any information protected by attorney-client privilege, any documents that were prepared by an Exchange employee but will not be entered into evidence in the disciplinary proceedings, any documents that may disclose techniques or guidelines used in examinations, investigations or enforcement proceedings or any documents that reveal a confidential source.

(b) If any books, records, documents, papers, transcripts of testimony, or other tangible evidence contain information that could adversely affect the competitive position of the Person providing the information or if such information might compromise other investigations being conducted by the Department, the Department may redact, edit or code such information before furnishing it to the respondent.

(c) Notwithstanding anything in paragraph (b) above to the contrary, the Department:

(i) Will not redact, edit or code competitive or investigative information contained in documents in a manner that would impair the respondent's ability to defend against the allegations or proposed sanctions in the notices of charges, and

(ii) Will provide the respondent with access to the information and portions of the documents that the Department intends to rely on to support the allegations or proposed sanctions in the notice of charges.

(d) For purposes of this Rule 712, information that could adversely affect competitive positions include positions in Contracts currently held, trading strategies employed in establishing or liquidating positions, the identity of any Member or Access Person and the personal finances of the Person providing the information.

713. Conducting Hearings of Disciplinary Proceedings.

(a) At a hearing conducted in connection with any disciplinary proceedings, the Department will present its case supporting the allegations and proposed sanctions in the notice of charges to the Disciplinary Panel. If a respondent has timely filed an answer to the notice of charges in accordance with Rule 707, the respondent is entitled to attend and participate in the hearing.

(b) At a hearing conducted in connection with any disciplinary proceedings, the Disciplinary Panel or the Department and each respondent may:

(i) Present evidence and facts determined relevant and admissible by the chairman of the Disciplinary Panel;

(ii) Call and examine witnesses; and

(iii) Cross-examine witnesses called by other parties.

(c) If the respondent fails to file an answer, has filed a general denial, or if any or all of the allegations in the notice of charges are not expressly denied in the respondent's answer, the chairman of the Disciplinary Panel may limit evidence concerning any allegations not expressly denied in determining the sanctions to impose. If a respondent fails to file an answer but appears at the hearing, the respondent may not participate in the hearing (by calling or cross-examining witnesses, testifying in defense, presenting evidence concerning the notice of charges, or otherwise) unless the Disciplinary Panel determines that the respondent had a compelling reason for failing to timely file an answer. If the Disciplinary Panel determines that the respondent had a compelling reason for failing to timely file an answer, the Disciplinary Panel will adjourn the hearing and direct the respondent to promptly file a written answer in accordance with Rule 707.

(d) Any Person entitled, or required or called upon, to attend a hearing before a Disciplinary Panel pursuant to paragraph (b)(ii) above will be given reasonable notice, confirmed in writing, specifying the date, time and place of the hearing, and the caption of the disciplinary proceedings. The Exchange will require all Members and Access Persons (that are individuals) that are called as witnesses to appear at the hearing and produce evidence. The Exchange will make reasonable efforts to secure the presence of all other Persons called as witnesses whose testimony would be relevant.

(e) If during any disciplinary proceedings the Disciplinary Panel determines that a reasonable basis exists to believe that the respondent violated or is about to violate a Rule of the Exchange or a provision of Applicable Law other than the violations alleged in the notice of charges, the Disciplinary Panel may consider those apparent violations after providing the respondent with an opportunity to answer the additional allegations in accordance with Rule 707. In connection with considering apparent violations pursuant to this paragraph (e), the Disciplinary Panel may request that the Department provide the Disciplinary Panel with any additional information.

(f) The Disciplinary Panel may summarily impose sanctions on any Member or Access Person, which impedes or delays the progress of a hearing.

(g) The Exchange will arrange for any hearing conducted in connection with disciplinary proceedings (or any appeal therefrom pursuant to Rule 716 below) to be recorded verbatim, or substantially verbatim, in a manner capable of accurate transcription, which will become part of the record

of the proceedings. If the respondent requests a copy of all or portions of the recording of a hearing, the chairman of the Disciplinary Panel may within his or her sole discretion order the respondent to pay the costs for transcribing the recording of the hearing.

(h) No interlocutory appeals of rulings of any Disciplinary Panel or chairman of the Disciplinary Panel are permitted.

714. Decision of Disciplinary Panel

(a) As promptly as reasonable following a hearing, the Disciplinary Panel will issue an order rendering its decision based on the weight of the evidence contained in the record of the disciplinary proceedings. A decision by a majority of the Disciplinary Panel will constitute the decision of the Disciplinary Panel.

(b) The Exchange will serve a copy of the order of the disciplinary proceedings on the respondent and the Department. The order will include:

(i) The notice of charges or summary of the allegations;

(ii) The answer, if any, or a summary of the answer;

(iii) A summary of the evidence introduced at the hearing;

(iv) A statement of findings of fact and conclusions, and a complete explanation of the evidentiary and other basis for such findings and conclusions concerning each allegation, including each specific Rule of the Exchange and provision of Applicable Law that the respondent is found to have violated;

(v) A declaration of the imposition of sanctions, if any, and the effective date of each sanction; and

(vi) Notice of the respondent's right to appeal pursuant to Rule 716.

(c) Unless a timely notice of appeal is filed pursuant to Rule 716, the order of the disciplinary proceedings will become final upon the expiration of 20 days after the order is served on the respondent and a copy thereof is provided to the Department.

715. Sanctions

(a) After notice and opportunity for hearing in accordance with these Rules, the Exchange will impose sanctions if any Member or Access Person or other Person using any of the Members Ids, is found to have violated or to have attempted to violate a Rule of the Exchange or provision of Applicable Law for

which the Exchange possesses disciplinary jurisdiction. The Exchange may impose one or more of the following sanctions or remedies:

(i) Censure;

(ii) Limitation on Trading Privileges or other activities, functions or operations;

(iii) Suspension of Trading Privileges for a period not to exceed 12 months;

(iv) Fine (subject to paragraph (b) below);

(v) Restitution or disgorgement;

(vi) Termination of Trading Privileges; or

(vii) Any other sanction or remedy deemed to be appropriate.

(b) The Exchange may impose a fine of up to $500,000 for each violation. If a fine or other amount is not paid within 30 days of the date that it becomes payable, then interest will accrue on the sum from the date that it became payable at the quoted prime rate plus three percent. The Exchange has sole discretion to select the bank on whose quotations to base the prime rate. Each Member will be responsible for paying any fine or other amount imposed on, but not paid by, any of its Access Persons. Any and all unpaid fines or other amounts imposed upon a Member will survive the Members transfer, termination or withdrawal.

(c) The sanctions must be sufficient to deter recidivism or similar violations by other market participants and must take into account the respondent's disciplinary history. In the event of demonstrated customer harm, any disciplinary sanction must also include full customer restitution, except where the amount of restitution, or to whom it should be provided, cannot be reasonably determined.

716. Appeal from Disciplinary Panel Decision, Summary Impositions of Fines and Other Summary Actions.

(a) Each respondent found by the Disciplinary Panel to have violated a Rule of the Exchange, a provision of Applicable Law, or who is subject to any summary fine imposed pursuant to Rule 717 or any summary action imposed pursuant to Rule 718 may appeal the decision within 20 days of receiving the order of the disciplinary action or the notice of summary action, as the case may be, by filing a notice of appeal with the Chief Regulatory Officer. While an appeal is pending, the effect of the order of disciplinary proceedings or the summary action (including any sanctions, remedies or costs

imposed thereby) shall be suspended, except as provided in Rule 701(g) with respect to any denial or limit on Trading Privileges.

(b) The notice of appeal must state in writing the grounds for appeal, including the findings of fact, conclusions or sanctions to which the respondent objects. An appellant may appeal the order of disciplinary proceedings or any summary decision on the grounds that:

(i) The order or decision was arbitrary, capricious, an abuse of discretion, or not in accordance with the Rules of the Exchange;

(ii) The order or decision exceeded the authority or jurisdiction of the Disciplinary Panel, the Chief Regulatory Officer or the Exchange;

(iii) The order or decision failed to observe required procedures

(iv) The order or decision was unsupported by the facts or evidence; or

(v) The imposed sanctions, remedies or costs are inappropriate or unsupported by the record.

(c) The Chief Regulatory Officer will forward copies of any notice of appeals received by it to all parties to the disciplinary proceeding or summary action, as the case may be, except the appellant. On or before the 20th day after filing a notice of appeal, the appellant must file with the Chief Regulatory Officer and serve on the Department a brief supporting the notice of appeal and documents supporting the brief. On or before the 20th day after the date on which the appellant serves their supporting brief, the appellee must file and serve its brief in opposition. On or before the 10th day after the date on which the appellee serves its brief in opposition, the appellant must file and serve a brief in reply.

(d) In connection with any appeal, the Department will furnish to the Chief Regulatory Officer and to the respondent/appellant a transcript of the hearing, any exhibits introduced at the hearing, the notice of appeal and briefs filed to support and oppose the appeal.

(e) Within 30 days after the last submission filed pursuant to paragraph (c) above, the Chief Regulatory Officer will request that the Regulatory Oversight Committee appoint an a appeals panel, consisting of three Board Members (one of whom is a Public Director) ("Appeals Panel") to consider and determine the appeal. The Public Director will act as chairman of the Appeals Panel.

(f) The Appeals Panel may hold a hearing to allow parties to present oral arguments. Any hearing will be conducted privately and confidentially. Notwithstanding the confidentiality of hearings, the Appeals Panel may appoint

an expert to attend any hearing and assist in the deliberations if such individuals agree to be subject to appropriate confidentiality agreements. In determining procedural and evidentiary matters, the Appeals Panel will not be bound by evidentiary or procedural rules or law.

(g) The Appeals Panel will only consider on appeal the record before the Disciplinary Panel or, in the case of a summary action, the record considered by the Chief Regulatory Officer, the notice of appeal, the briefs filed in support and opposition of the appeal, and any oral arguments of the parties. The Appeals Panel may only consider new evidence when the Appeals Panel is satisfied that good cause exists on why the evidence was not introduced during the disciplinary proceeding or when imposing the summary action.

(h) After completing its review, the Appeals Panel may affirm, modify or reverse any order of the disciplinary proceedings or summary action under appeal, in whole or in part, including increasing, decreasing sanction or remedy authorized by the Rules of the Exchange, or remanding the matter to the same or a different Disciplinary Panel for further disciplinary proceedings or for reconsideration by the Chief Regulatory Officer. The Appeals Panel may order a new hearing for good cause or if the Appeals Panel deems it appropriate.

(i) As promptly as reasonably possible following its review, the Appeals Panel will issue a written decision on appeal rendering its decision based on the weight of the evidence before the Appeals Panel. The decision of the Appeals Panel will include a statement of findings of fact and conclusions, and a complete explanation of the evidentiary and other basis for such finding and conclusions, and a complete explanation of the evidentiary and other basis for such finding and conclusions for each finding, sanction, remedy and cost reviewed on appeal, including each specific Rule of the Exchange and provision of Applicable Law that the respondent is found to have violated, if any, and the imposition of sanctions, remedies and costs, if any, and the effective date of each sanction, remedy or cost.

(j) The Appeals Panel's written order on appeal (including findings of fact and conclusions and the imposition of sanctions, remedies and costs, and the effective date of any sanction, remedy cost) will be the final action of the Exchange and will not be subject to appeal within the Exchange.

717. Summary Imposition of Fines

(a) The Chief Regulatory Officer may summarily impose a fine against a Member (on behalf of itself or any of its Access Persons or other Persons using any of its User IDs) for failing:

(i) To make timely payments of original or variation margin, options premiums, fees, cost, charges or fines to the Exchange or the Clearinghouse;

(ii) To make timely and accurate submissions to the Exchange of notices, reports or other information required by the Rules of the Exchange; and

(iii) To keep any books and records required by the Rules of the Exchange.

(b) The Department, acting on behalf of the Chief Regulatory Officer, will give notice of any fine imposed pursuant to this Rule 717 to each Member or Access Person subject thereto. The notice will specify

(i) The violations of the Rules of the Exchange for which the fine is being imposed,

(ii) The violation date and the amount of the fine.

(c) Within 20 days of serving the notice of fine, the Member or Access Person, as the case may be, must either pay or cause the payment of the fine or file notice of an appeal pursuant to Rule 716. Unless timely notice of appeal is filed pursuant to Rule 716, the fine will become final upon the expiration of 20 days after the notice of fine is served on the Member or Access Person, as the case may be.

(d) The Exchange will set the amount of any fines imposed pursuant to this Rule 717, with the maximum fine for each violation not to exceed $5,000. Summary imposition of fines pursuant to this Rule 717 will not preclude the Exchange from bringing any other action against the Member (or any of its Access Persons), as the case may be.

718. Summary Suspensions and Other Summary Actions

(a) Notwithstanding anything in the Rules of the Exchange to the contrary, the Chief Regulatory Officer may, after consultation with the Regulatory Oversight Committee, if practicable, summarily suspend, revoke, limit, condition, restrict or qualify the Trading Privileges of a Member or Access Person, and may take other summary action against any member or Access Person in accordance with the Rules of the Exchange; provided, however, that the Chief Regulatory Officer must reasonably believe that the business, conduct or activities of the Member or Access Person in question is not in the best interests of the Exchange or the marketplace, including based on any of the following:

(i) Statutory disqualification from registration as provided in CEA Section 8a(2) or (3);

(ii) Non-payment of fees, costs, charges, fines or arbitration awards; or

(iii) The reasonable belief that immediate action is necessary to protect the public or the best interests of the Exchange.

(b) Whenever practicable, the Department, acting on behalf of the Chief Regulatory Officer, shall provide prior written notice to the party against whom any action in accordance with paragraph (a) shall be taken. If prior notice is not practicable, the Exchange will give notice at the earliest possible opportunity to the respondent against whom the action is brought. The Department, acting on behalf of the Chief Regulatory Officer, will prepare a notice of summary action (which will state the action, the reasons for the action, and the effective time, date and duration of the action) and serve the notice on such party.

(c) Unless timely notice of appeal is filed pursuant to Rule 716, the summary action will become final upon the expiration of 20 days after the notice of action is served on the respondent.

(d) At the request of the Exchange, a respondent against whom a summary action is brought pursuant to this Rule 718 must provide books and records over which the respondent has access or control and must furnish information to, or appear or testify before the Exchange in connection with the enforcement of any Rule of the Exchange.

(e) A respondent whose Trading Privileges are suspended, revoked, limited, conditioned, restricted or qualified pursuant to this Rule 718 may apply for reinstatement by filing with the Department a written request stating the applicant's reasons for seeking reinstatement. The Exchange will not consider a respondent's request for reinstatement if the respondent:

(i) Owes any fines, fees, charges or costs to the Exchange,

(ii) Continues to fail to appear at disciplinary proceedings without good cause or

(iii) Continues to impede the progress of disciplinary proceedings.

(f) Within a reasonable period after the filing of a request for reinstatement, the Appeals Panel will conduct a hearing to consider the request. At the hearing for reinstatement, the respondent will present its, his or her case supporting the reinstatement and the Department, acting on behalf of the Chief Regulatory Officer may, in its discretion, present its case opposing or supporting the reinstatement and each may present relevant and admissible evidence and facts and call, examine and cross-examine witnesses. At the hearing for reinstatement, the Exchange may require any Member or Access

Person to appear as witnesses and produce evidence if the Appeals Panel determines that the evidence is relevant.

(g) As promptly as reasonably possible after a reinstatement hearing, the Appeals Panel will issue an order reinstating, denying the reinstatement, or placing conditions on the reinstatement of the Trading Privileges of the respondent. The order will include a brief summary of the evidence introduced at the reinstatement hearing; and, if applicable, findings of fact and conclusions not contained in the notice of summary action issued pursuant to Rule 718(b) above. The Appeals Panel's order may not be appealed.

719. Rights and Responsibilities After Suspension or Termination

(a) When the Trading Privileges of a Member or Access Person are suspended for a period of 12 months or less, none of its rights and Trading Privileges (including the right to hold oneself out to the public as a Member or Access Person, enter Orders into the CBOEdirect System or the OCX.BETS platform, and receive Member rates for fees, costs, and charges and deposit margin at Member levels) will apply during the period of the suspension, except for the right of the Member or Access Person in question to assert claims against others as provided in the Rules of the Exchange. Any such suspension will not affect the rights of creditors under the Rules of the Exchange or relieve the Member or Access Person in question of its, his or her obligations under the Rules of the Exchange to perform any Contracts entered into before the suspension, or for any Exchange fees, costs, or charges incurred during the suspension. The Exchange may discipline a suspended Member or Access Person under this Chapter 7 for any violation of a Rule of the Exchange or provision of Applicable Law committed by the Member or Access Person before, during or after the suspension.

(b) When the Trading Privileges of a Member or Access Person are terminated, all of its rights and Trading Privileges will terminate, except for the right of the Member or Access Person to assert claims against others, as provided in the Rules of the Exchange. Any such termination will not affect the rights of creditors under the Rules of the Exchange. A terminated Member or Access Person may only seek to reinstate its Membership and Access Privileges by applying pursuant to Chapter 3 of these Rules. The Exchange will not consider the application of a terminated Member or Access Person if such Member or Access Person, as the case may be, continues to fail to appear at disciplinary proceedings without good cause or continues to impede the progress of disciplinary proceedings.

(c) A suspended or terminated Member or Access Person remains subject to the Rules of the Exchange and the jurisdiction of the Exchange for acts and omissions prior to the suspension of termination, and must cooperate in any inquiry, investigation, disciplinary proceeding, appeal of disciplinary

proceedings, summary suspension or other summary action as if the suspended or terminated Member or Access Person still had Trading Privileges.

720. Notice to the Respondent and the Public

The Exchange will provide written notice of disciplinary proceedings to the parties consistent with applicable CFTC Regulations and orders. Whenever the Exchange suspends, expels, fines or otherwise disciplines, or denies any person access, to the Exchange, the Exchange will make the public disclosures required by CFTC Regulations.

CHAPTER 8
ARBITRATION

801. Matters Subject to Arbitration; Incorporation by Reference

(a) Any dispute, claim or controversy between a Customer, on one hand, and a Clearing Member or Exchange Member (including the Related Parties of such Clearing Member or Exchange Member), on the other hand, in each case in connection with, or otherwise related to, the Exchange business of such parties, shall, at the request of any such party, be arbitrated before an arbitration committee or panel constituted in accordance with, and subject to, NFA's Code of Arbitration as in effect from time to time, which code is hereby incorporated by reference into this Chapter 8; *provided, however,* that a Customer which does not qualify as an eligible contract participant within the meaning of Section 1a(12) of the CEA shall not be subject to arbitration pursuant to this Chapter 8 without a prior written consent by such Customer given in accordance with Commission Regulation § 166.5(c).

(b) Any dispute, claim or controversy between or among Clearing Members and Exchange Members (including their respective Related Parties), in each case in connection with, or otherwise related to, the Exchange business of such parties, shall, at the request of any such party and upon the approval of the Chief Executive Officer, or his or her designee, be arbitrated before an arbitration committee or panel constituted in accordance with, and subject to, NFA's Member Arbitration Rules as in effect from time to time, which rules are hereby incorporated by reference into this Chapter 8.

(c) If a party to a dispute, in an answer, reply or other written response to a request for arbitration, challenges the appropriateness of submitting a matter to arbitration under this Chapter 8, the Chief Executive Officer, or his or her designee, shall serve upon the parties written notice of his or her decision to accept or reject the matter for arbitration. The decision by the Chief Executive Officer, or his or her designee, to accept or reject a matter for arbitration shall, at the request of any party to the dispute, be subject to review by the Board or a panel of the Board composed of at least three directors. Requests for review must be submitted to the Chief Executive Officer, or his or her designee, within 10 calendar days from receipt of notice of the decision by the Chief Executive Officer, or his or her designee.

802. Failure to Honor Award or Settlement

Any Clearing Member, Exchange Member or Access Person who fails to honor an arbitral award or settlement rendered under this Chapter 8 shall be subject to disciplinary proceedings in accordance with Chapter 7.

CHAPTER 9
SINGLE STOCK FUTURES

901. Scope of Chapter

This Chapter 9 is limited in application to trading in any Contract that is a security future (as such term is defined in Section 1a(31) of the CEA) based on a single security (each, a "Single Stock Future"). The procedures for trading, clearing and settlement, and any other matters not specifically covered herein, shall be governed by the other Rules of the Exchange.

902. Contract Specifications

(a) *Specifications Supplements*. The general specifications set forth in this Rule 902 shall be subject to, and qualified by, the specific terms applicable to trading, clearing or settlement of particular Single Stock Futures, as provided in supplements (each, a "Specifications Supplement") from time to time adopted by the Exchange. Each Specifications Supplement for a Single Stock Future shall be substantially in the form set forth in Rule 905 or such other form as the Exchange may from time to time approve. No Specifications Supplement shall become effective until the Exchange has submitted to the Commission (i) a certification satisfying the requirements set forth in Commission Regulation § 41.22 and (ii) a filing satisfying the requirements set forth in Commission Regulation § 41.23, with respect to the Single Stock Future to which it relates.

(b) *Underlying Securities*. Each Single Stock Futures shall be based on an underlying security (the "Underlying Security"), which satisfies the requirements set forth in Commission Regulations § 41.21(a), as may be determined from time to time by the Exchange.

(c) *Trading Hours; Delivery Months and Termination Dates*. Single Stock Futures shall be traded during such hours, for delivery in such months, and shall terminate on such dates, as may be determined from time to time by the Exchange. [*, ***]

(d) *Trading Units*. Each Single Stock Future shall represent 100 shares of the Underlying Security, or as otherwise stated by the Exchange.

(e) *Minimum Price Fluctuations*. The minimum price fluctuation for each Single Stock Futures shall be $0.01 per share, which is equal to $1.00 per Contract, or as otherwise stated by the Exchange.

(f) *Speculative Position Limit or Position Accountability Rule* For purposes of Rule 414, the position limit applicable to positions in any Single Stock Future held during the last five trading days of an expiring contract month shall be in accordance with Commission Regulation § 41.25 and Appendix A to Chapter 4. The position accountability rule applies continuously

(not just during the last 5 trading days of an expiring contract month) and is applicable to all contract months combined. **

(g) *Last Day of Trading*. All trading in a particular Contract shall terminate at the close of business on the termination date of such Contract.

(h) *Contract Modifications*. The specifications for a particular Single Stock Future shall be as set forth in the filing made with respect thereto pursuant to Commission Regulation § 41.23. If any U.S. governmental agency or body issues a law, order, ruling or directive that conflicts with the specifications set forth in this Chapter 9 or in any Specifications Supplement, such law, order, ruling or directive shall be deemed to take precedence over such specifications and become part of this Chapter 9 or of such Specifications Supplement and all open and new Contracts shall be subject thereto.

(i) *Contract Adjustments*. Adjustments to Single Stock Futures related to actions or transactions by or affecting the issuer of the Underlying Securities shall be made under the circumstances and in the manner from time to time prescribed by the Clearing Corporation. The Exchange may designate a class of security futures contracts that shall be adjusted for the aggregate amount of all cash dividends or distributions and shall be reported by the Exchange to the Clearing Corporation as prescribed in their By-Laws.

(j) *Daily Settlement Price.* (1) The Exchange will determine the daily settlement price for each Single Stock Future Contract by adding the average intraday future to stock differential to the last captured sale price of the underlying security of the regular trading session as reported on the consolidated tape.

(2) The Exchange will use the following methodology for determining the average intraday future to stock differential.

Throughout the Trading Hours for Single Stock Futures, the Exchange will periodically capture the then current quote for each futures contract and its Underlying Security. The Exchange will calculate the differential between the capture midpoints and eliminate any errant observations. The Exchange will average the differentials to produce the average daily differential for each futures contract.

(3) Notwithstanding the above, the Exchange may in its sole discretion establish a settlement price that it deems to be a fair and reasonable reflection of the market. The Exchange will consider all relevant factors, including those discussed in this provision, when establishing such a settlement price.

(k) *Final Settlement Price.* The final settlement price of a Single Stock Future shall be calculated in accordance with paragraph (j), unless the final

settlement price is fixed in accordance with the Rules and By-Laws of the Clearing Corporation.

*Amended on June 18, 2009, **Amended on October 7, 2009, ***Amended on October 15, 2009

903. Delivery

Delivery of the Underlying Securities upon termination of a Single Stock Future, and payment of the price in respect thereof, shall be made in accordance with the Rules of the Clearing Corporation. As promptly as possible after the receipt of a notice of delivery from the Clearing Corporation with respect to a Single Stock Future held by a Clearing Member or, if applicable, Exchange Member for a Customer, such Clearing Member or, if applicable, Exchange Member shall require such Customer to deposit the Underlying Security (in the case of a short position) or pay the aggregate price in respect thereof, in full and in cash (in the case of a long position), or in either case, if the transaction is effected in a margin account, to make the required margin deposit in accordance with the applicable regulations of the Federal Reserve Board.

904. Emergencies, Acts of God and Acts of Government

If delivery or acceptance or any precondition or requirement of either, in respect of any Single Stock Future is prevented by a strike, fire, accident, act of God, act of government or any other event or circumstance beyond the control of the parties to such Contract, the seller or buyer of such Contract shall immediately notify the Exchange. If based on such notification, the Chief Executive Officer, or any individual designated by the Chief Executive Officer and approved by the Board, determined that an Emergency exists, he or she may take such action in accordance with Rule 124 as he or she may deem necessary under the circumstances, which action shall be binging upon both parties to the Contract in question; *provided* that any action taken in accordance with this sentence shall be reviewed by the Board as soon as practicable under the circumstances, and may be revoked, suspended or modified by the Board.

905. Form of Specifications Supplement *,**,***

Supplement No.__ Title of Single Stock Future:____________________________	
Underlying Security:	
Futures Symbol:	
OCX Code:	
Type of Underlying Security:	[common stock][American Depositary Receipt] [share of exchange traded fund] [trust issued receipt] [share of closed-end management investment company] [other]
Trading Hours:	
Delivery Months:	Any calendar month up to two years.

<table>
<tr><td>Termination Dates:</td><td colspan="2">Third Friday of contract month and up to four additional weekly Friday terminations during a contract month unless not a trading day, then prior Thursday.</td></tr>
<tr><td>Trading Unit:</td><td colspan="2">_____ shares of the Underlying Security</td></tr>
<tr><td>Minimum Price Fluctuation:</td><td colspan="2">$0.0100 per share, equal to $____ per Contract for non-block and non EFP trades
$0.0001 per share, equal to $____per Contract for block and EFP trades</td></tr>
<tr><td rowspan="4">Legal Width Market:</td><td><u>Common Stock Price</u></td><td><u>Legal Width</u></td></tr>
<tr><td>share price < $10</td><td>$ .25</td></tr>
<tr><td>$10 < share price < $50</td><td>$ .50</td></tr>
<tr><td>$50 < share price</td><td>$1.00</td></tr>
<tr><td>Position Limit or Position Accountability:</td><td colspan="2">As set forth in Schedule A to Chapter 4 as amended from time to time by the Exchange.</td></tr>
<tr><td>Reportable Position:</td><td colspan="2">200 Contracts</td></tr>
</table>

*Amended on October 7, 2009, **Amended on October 15, 2009, ***Amended on August 15, 2011

906. Listing Standards

(a) *Initial listing standards for a security futures product based on a single security.*

For a security futures product that is physically settled to be eligible for initial listing, the security underlying the futures contract must either (a) be eligible to underlie options traded on a national securities exchange or (b) each of the following requirements, where applicable:**

(1) It must be a common stock, an American Depositary Receipt ("ADR") representing common stock or ordinary shares, a share of an exchange traded fund ("ETF Share"), a trust issued receipt ("TIR") or a share of a registered closed-end management investment company ("Closed-End Fund Share") or a note, bond, debenture, or evidence of indebtedness that is not an equity security as defined in section 3(a) 11 of the Exchange Act ("Debt Securities").*

(2) It must be registered under Section 12 of the Securities Exchange Act of 1934 (as amended from time to time, the "Exchange Act"), and its issuer must be in compliance with any applicable requirements of the Exchange Act.

(3) It must be listed on a national securities exchange ("Exchange") or traded through the facilities of a national securities association ("Association") and reported as a "national market system" security as set forth in Rule 11Aa3-1 under the Exchange Act ("NMS security").

(4) There must be at least seven million shares or receipts evidencing the underlying security outstanding that are owned by persons other than those required to report their security holdings pursuant to Section 16(a) of the Exchange Act.

Requirement (4) as Applied to Restructure Securities:

In the case of an equity security that a company issues or anticipates issuing as the result of a spin-off, reorganization, recapitalization,

restructuring or similar corporate transaction ("Restructure Security"), the Exchange may assume that this requirement is satisfied if, based on a reasonable investigation, it determines that, on the product's intended listing date: (A) at least 40 million shares of the Restructure Security will be issued and outstanding; or (B) the Restructure Security will be listed on an Exchange or automated quotation system that is subject to an initial listing requirement of no less than seven million publicly owned shares.

In the case of a Restructure Security issued or distributed to the holders of the equity security that existed prior to the ex-date of a spin-off, reorganization, recapitalization, restructuring or similar corporate transaction ("Original Equity Security"), the Exchange may consider the number of outstanding shares of the Original Equity Security prior to the spin-off, reorganization, recapitalization, restructuring or similar corporate transaction ("Restructuring Transaction").

(5) In the case of an underlying security other than an ETF Share, TIR or Closed-End Fund Share, there must be at least 2,000 security holders.

Requirement (5) as Applied to Restructure Securities:

If the security under consideration is a Restructure Security, the Exchange may assume that this requirement is satisfied if, based on a reasonable investigation, the Exchange determines that, on the product's intended listing date: (A) at least 40 million shares of the Restructure Security will be issued and outstanding; or (B) the Restructure Security will be listed on an Exchange or automated quotation system that is subject to an initial listing requirement of at least 2,000 shareholders. In the case of a Restructure Security issued or distributed to the holders of the Original Equity Security, the Exchange may consider the number of shareholders of the Original Equity Security prior to the Restructuring Transaction.

(6) In the case of an underlying security other than an ETF Share, TIR or Closed-End Fund Share, it must have trading volume (in all markets in which the underlying security is traded) of at least 2,400,000 shares in the preceding 12 months.

Requirement (6) as Applied to Restructure Securities:

Look-Back Test: In determining whether a Restructure Security that is issued or distributed to the shareholders of an Original Equity Security (but not a Restructure Security that is issued pursuant to a public offering or rights distribution) satisfies this requirement, the Exchange may "look back" to the trading volume history of the Original Equity Security prior to the ex-date of the Restructuring Transaction if the following Look-Back Test is satisfied:

(A) The Restructure Security has an aggregate market value of at least $500 million;

(B) The aggregate market value of the Restructure Security equals or exceeds the Relevant Percentage (defined below) of the aggregate market value of the Original Equity Security;

(C) The aggregate book value of the assets attributed to the business represented by the Restructure Security equals or exceeds $50 million and the Relevant Percentage of the aggregate book value of the assets attributed to the business represented by the Original Equity Security; or

(D) The revenues attributed to the business represented by the Restructure Security equal or exceed $50 million and the Relevant Percentage of the revenues attributed to the business represented by the Original Equity Security.

For purposes of determining whether the Look-Back Test is satisfied, the term "Relevant Percentage" means: (i) 25%, when the applicable measure determined with respect to the Original Equity Security or the business it represents includes the business represented by the Restructure Security; and (ii) 33-1/3%, when the applicable measure determined with respect to the Original Equity Security or the business it represents excludes the business represented by the Restructure Security.

In calculating comparative aggregate market values, the Exchange will use the Restructure Security's closing price on its primary market on the last business day prior to the date on which the Restructure Security is selected as an underlying security for a security futures product ("Selection Date"), or the Restructure Security's opening price on its primary market on the Selection Date, and will use the corresponding closing or opening price of the related Original Equity Security.

Furthermore, in calculating comparative asset values and revenues, the Exchange will use the issuer's (i) latest annual financial statements or (ii) most recently available interim financial statements (so long as such interim financial statements cover a period of not less than three months),

whichever are more recent. Those financial statements may be audited or unaudited and may be pro forma.

Limitation on Use of Look-Back Test: Except in the case of a Restructure Security that is distributed pursuant to a public offering or rights distribution, the Exchange will not rely upon the trading volume history of an Original Equity Security for any trading day unless it also relies upon the market price history for that trading day.

In addition, once the Exchange commences to rely upon a Restructure Security's trading volume and market price history for any trading day, the Exchange will not rely upon the trading volume and market price history of the Original Equity Security for any trading day thereafter.

(7) In the case of an underlying security that is an ETF Share, TIR or Closed-End Fund Share, it must have had a total trading volume (in all markets in which the underlying security has traded) of at least 2,400,000 shares or receipts evidencing the underlying security in the preceding 12 months.

(8) If the underlying security is a "covered security" as defined under Section 18(b)(1)(A) of the Securities Act of 1933, the market price per share of the underlying security has been at least $3.00 for the previous five consecutive business days preceding the date on which the Exchange submits a certificate to The Options Clearing Corporation for listing and trading. For purposes of this provision, the market price of such underlying security is measured by the closing price reported in the primary market in which the underlying security is traded.

Requirements (8) as Applied to Restructure Securities:

Look-Back Test: In determining whether a Restructure Security that is issued or distributed to the shareholders of an Original Equity Security (but not a Restructure Security that is issued pursuant to a public offering or rights distribution) satisfies this requirement, the Exchange may "look back" to the market price history of the Original Equity Security prior to the ex-date of the Restructuring Transaction if the following Look-Back Test is satisfied:

(A) The Restructure Security has an aggregate market value of at least $500 million;

(B) The aggregate market value of the Restructure Security equals or exceeds the Relevant Percentage (defined below) of the aggregate market value of the Original Equity Security;

(C) The aggregate book value of the assets attributed to the business represented by the Restructure Security equals or exceeds both $50 million and the Relevant Percentage of the aggregate book value

of the assets attributed to the business represented by the Original Equity Security; or

(D) The revenues attributed to the business represented by the Restructure Security equals or exceeds both $50 million and the Relevant Percentage of the revenues attributed to the business represented by the Original Equity Security.

For purposes of determining whether the Look-Back Test is satisfied, the term "Relevant Percentage" means: (i) 25%, when the applicable measure determined with respect to the Original Equity Security or the business it represents includes the business represented by the Restructure Security; and (ii) 33-1/3%, when the applicable measure determined with respect to the Original Equity Security or the business it represents excludes the business represented by the Restructure Security.

In calculating comparative aggregate market values, the Exchange will use the Restructure Security's closing price on its primary market on the last business day prior to the Selection Date, or the Restructure Security's opening price on its primary market on the Selection Date, and will use the corresponding closing or opening price of the related Original Equity Security.

Furthermore, in calculating comparative asset values and revenues, the Exchange will use the issuer's (i) latest annual financial statements or (ii) most recently available interim financial statements (so long as such interim financial statements cover a period of not less than three months), whichever are more recent. Those financial statements may be audited or unaudited and may be pro forma.

Restructure Securities Issued in Public Offering or Rights Distribution: In determining whether a Restructure Security that is distributed pursuant to a public offering or a rights distribution satisfies requirement (8), the Exchange may look back to the market price history of the Original Equity Security if: (i) the foregoing Look-Back Test is satisfied; (ii) the Restructure Security trades "regular way" on an Exchange or automatic quotation system for at least five trading days immediately preceding the Selection Date; and (iii) at the close of trading on each trading day on which the Restructure Security trades "regular way" prior to the Selection Date, as well as at the opening of trading on_Selection Date, the market price of the Restructure Security was at least $3.00.

Limitation on Use of Look-Back Test: Except in the case of a Restructure Security that is distributed pursuant to a public offering or rights distribution, the Exchange will not rely upon the market price history of an Original Equity Security for any trading day unless it also relies upon the trading volume history for that trading day. In addition, once the

Exchange commences to rely upon a Restructure Security's trading volume and market price history for any trading day, the Exchange will not rely upon the trading volume and market price history of the related Original Equity Security for any trading day thereafter.

(9) If the underlying security is not a "covered security" as defined under Section 18(b)(1)(A) of the Securities Act of 1933, it must have had a market price per security of at least $7.50, as measured by the lowest closing price reported in any market in which it has traded, for the majority of business days during the three calendar months preceding the date of selection.

Requirement (9) as Applied to Restructure Securities:

Look-Back Test: In determining whether a Restructure Security that is issued or distributed to the shareholders of an Original Equity Security (but not a Restructure Security that is issued pursuant to a public offering or rights distribution) satisfies this requirement, the Exchange may "look back" to the market price history of the Original Equity Security prior to the ex-date of the Restructuring Transaction if the following Look-Back Test is satisfied:

(A) The Restructure Security has an aggregate market value of at least $500 million;

(B) The aggregate market value of the Restructure Security equals or exceeds the Relevant Percentage (defined below) of the aggregate market value of the Original Equity Security;

(C) The aggregate book value of the assets attributed to the business represented by the Restructure Security equals or exceeds both $50 million and the Relevant Percentage of the aggregate book value of the assets attributed to the business represented by the Original Equity Security; or

(D) The revenues attributed to the business represented by the Restructure Security equals or exceeds both $50 million and the Relevant Percentage of the revenues attributed to the business represented by the Original Equity Security.

For purposes of determining whether the Look-Back Test is satisfied, the term "Relevant Percentage" means: (i) 25%, when the applicable measure determined with respect to the Original Equity Security or the business it represents includes the business represented by the Restructure Security; and (ii) 33-1/3%, when the applicable measure determined with respect to the Original Equity Security or the business it represents excludes the business represented by the Restructure Security.

In calculating comparative aggregate market values, the Exchange will use the Restructure Security's closing price on its primary market on the last business day prior to the Selection Date, or the Restructure Security's opening price on its primary market on the Selection Date, and will use the corresponding closing or opening price of the related Original Equity Security.

Furthermore, in calculating comparative asset values and revenues, the Exchange will use the issuer's (i) latest annual financial statements or (ii) most recently available interim financial statements (so long as such interim financial statements cover a period of not less than three months), whichever are more recent. Those financial statements may be audited or unaudited and may be pro forma.

Restructure Securities Issued in Public Offering or Rights Distribution: In determining whether a Restructure Security that is distributed pursuant to a public offering or a rights distribution satisfies requirement (9), the Exchange may look back to the market price history of the Original Equity Security if: (i) the foregoing Look-Back Test is satisfied; (ii) the Restructure Security trades "regular way" on an Exchange or automatic quotation system for at least five trading days immediately preceding the Selection Date; and (iii) at the close of trading on each trading day on which the Restructure Security trades "regular way" prior to the Selection Date, as well as at the opening of trading on Selection Date, the market price of the Restructure Security was at least $7.50.

Limitation on Use of Look-Back Test: Except in the case of a Restructure Security that is distributed pursuant to a public offering or rights distribution, the Exchange will not rely upon the market price history of an Original Equity Security for any trading day unless it also relies upon the trading volume history for that trading day. In addition, once the Exchange commences to rely upon a Restructure Security's trading volume and market price history for any trading day, the Exchange will not rely upon the trading volume and market price history of the related Original Equity Security for any trading day thereafter.

(10) If the underlying security is an ADR:

(A) The Exchange must have in place an effective surveillance sharing agreement with the primary exchange in the home country where the stock underlying the ADR is traded;

(B) The combined trading volume of the ADR and other related ADRs and securities in the U.S. ADR market, or in markets with which the Exchange has in place an effective surveillance sharing agreement, represents (on a share equivalent basis) at least 50% of the combined worldwide trading volume in the ADR, the security underlying the ADR, other classes of

common stock related to the underlying security, and ADRs overlying such other stock over the three-month period preceding the dates of selection of the ADR for futures trading ("Selection Date");

(C)(i) The combined trading volume of the ADR and other related ADRs and securities in the U.S. ADR market, and in markets with which the Exchange has in place an effective surveillance sharing agreement, represents (on a share equivalent basis) at least 20% of the combined worldwide trading volume in the ADR and in other related ADRs and securities over the three-month period preceding the Selection Date;

(ii)The average daily trading volume for the ADR in the U.S. markets over the three-month period preceding the Selection Date is at least 100,000 receipts; and

(iii)The daily trading volume for the ADR is at least 60,000 receipts in the U.S. markets on a majority of the trading days for the three-month period preceding the Selection Date; or

(D) The Securities and Exchange Commission and Commodity Futures Trading Commission have otherwise authorized the listing.

(11) The Exchange will not list for trading any security futures product where the underlying security is a Restructure Security that is not yet issued and outstanding, regardless of whether the Restructure Security is trading on a "when issued" basis or on another basis that is contingent upon the issuance or distribution of securities.

(12) For a security futures product that is based on an unregistered debt security, or a narrow-based index composed of unregistered debt securities to be eligible for initial listing, the security underlying the above futures contract must meet the following conditions:

(A) Each such security is a note, bond, debenture, or evidence of indebtedness that is not an equity security as defined in Section 3(a)(11) of the Exchange Act;

(B) The issuer of each such security has registered the offer and sale of the security under the Securities Act;

(C) The issuer of each such security, or the issuer's parent if the issuer is a wholly-owned subsidiary (as such terms are defined in Rule 1-02 of SEC Regulation S-X), has at least one class of common or preferred equity security registered under Section 12(b) of the Exchange Act and listed on a national securities exchange;

(D) The transfer agent of each such security is registered under Section 17A of the Exchange Act;

(E) The trust indenture for each such security has been qualified under the Trust Indenture Act of 1939; and

(F) Be eligible to underlie options traded on a national securities exchange.*

(b) *Maintenance standards for a security futures product based on a single security.* *

(1) The Exchange will not open for trading any security futures product that is physically settled with a new delivery month, and may prohibit any opening purchase transactions in the security futures product already trading, to the extent it deems such action necessary or appropriate, unless the underlying security either (a) is eligible under the maintenance standards for options traded on a national securities exchange or (b) meets each of the following maintenance requirements; provided that, if the underlying security is an ETF Share, TIR or Closed-End Fund Share, the applicable requirements for initial listing of the related security futures product (as described in 906(a) above) shall apply in lieu of the following maintenance requirements:

(A) It must be registered under Section 12 of the Exchange Act.

(B) There must be at least 6,300,000 shares or receipts evidencing the underlying security outstanding that are owned by persons other than those who are required to report their security holdings pursuant to Section 16(a) of the Exchange Act.

(C) There must be at least 1,600 security holders.

(D) It must have had an average daily trading volume (across all markets in which the underlying security is traded) of least 82,000 shares or receipts evidencing the underlying security in each of the preceding 12 months.

Requirement (D) as Applied to Restructure Securities:

If a Restructure Security is approved for a security futures product trading under the initial listing standards in paragraph (a) of this Rule, the average daily trading volume history of the Original Equity Security (as defined in paragraph (a) of this Rule) prior to the commencement of trading in the Restructure Security (as defined in paragraph (a) of this Rule), including "when-issued" trading, may be taken into account in determining whether this requirement is satisfied.

(E) [Reserved]

(F) If the underlying security is an ADR and was initially deemed appropriate for security futures product trading under paragraph (10)(B) or (10)(C) in paragraph (a) of this Rule, the Exchange will not open for trading security futures products having additional delivery months on the ADR unless:

(i) The percentage of worldwide trading volume in the ADR and other related securities that takes place in the U.S. and in markets with which the Exchange has in place an effective surveillance sharing agreement for any consecutive three-month period is: (I) at least 30%, without regard to the average daily trading volume in the ADR; or (II) at least 15% when the average U.S. daily trading volume in the ADR for the previous three months is at least 70,000 receipts;

(ii) The Exchange has in place an effective surveillance sharing agreement with the primary exchange in the home country where the security underlying the ADR is traded; or

(iii) The Securities and Exchange Commission and Commodity Futures Trading Commission have otherwise authorized the listing.

(2) The Exchange will not open trading in a security futures product with a new delivery month unless:

(A) The underlying security is listed on a national securities exchange or is principally traded through the facilities of a national securities association and is designated as an NMS security.

(3) If prior to the withdrawal from trading of a security futures product covering an underlying security that has been found not to meet the Exchange's requirements for continued approval, the Exchange determines that the underlying security again meets the Exchange's requirements, the Exchange may open for trading new delivery months in such security futures product and may lift any restriction on opening purchase transactions.

(4) Whenever the Exchange announces that approval of an underlying security has been withdrawn for any reason or that the Exchange has been informed that the issuer of an underlying security has ceased to be in compliance with Exchange Act reporting requirements, each Clearing Member and Exchange Member (as such terms are defined in the Rules of the Exchange as in effect from time to time) shall, prior to effecting any transaction in security futures products with respect to such underlying security for any customer, inform such customer of such fact and that the Exchange may prohibit further transactions in such security futures products as it determines is necessary and appropriate.

*Amended on March 3, 2009, **Amended on November 7, 2009

Appendix A to Chapter 9*

OCX.NoDivRisk™ Processing Example

- ABC1D futures settles at $10.00 on the business day prior to ex-date.
- ABC stock closes at $10.00 on the business day prior to ex-date.
- ABC stock is paying a $0.25 dividend.
- On the business day prior to ex-date, the exchange notifies OCC of the adjustment amount and publishes an OCX.NoDivRisk Adjustment notice.
- On ex-date, OCC adjusts the prior business day's settlement for all ABC1D futures downward by the adjustment amount, which equals the sum of all distributions going "ex" that day. In this example, OCC adjusts the prior day's settlement price to $9.75.

Appendix B to Chapter 9**

OCX.NoDivRisk™ Products Specifications

As provided for in Rule 902(i), the exchange has designated OCX.NoDivRisk products as a class of security futures contracts that shall be adjusted for the aggregate amount of all cash dividends or distributions and shall be reported by the Exchange to the Clearing Corporation as prescribed in their By-Laws. OCX.NoDivRisk products are identified by a "D" as the ending character in the OneChicago symbol.

The significant characteristics of OCX.NoDivRisk products are:

Canceled Distributions
If all or a portion of a distribution on an OCX.NoDivRisk underlying security is canceled between ex-date and pay date, the Exchange may reverse the original adjustment that was applied on the ex-date by directing OCC to adjust the prior business day's settlement upward by the amount of the canceled distribution.

Capital Gains
Capital gains are adjusted for in the OCX.NoDivRisk products.

Cash or Stock distributions
The OCX.NoDivRisk product will be adjusted for the cash election in the same fashion that it adjusts for regular cash distributions.

Incorrect Distribution Amount
OneChicago publishes the distribution amount on its website and conveys the amount to the OCC. The exchange will correct any known errors up until the close of business on the ex-date. Any errors in the distribution amount identified post the close of business on the ex-date will not be corrected.

Non-Distribution Corporate Events
All non-distributions corporate events are handled the same between the traditional 1C product and the OCX.NoDivRisk product.

Rounding
All distributions are summed for the instrument for that day and then rounded to 4 decimals.

Special Dividends
Special dividends are adjusted for in the OCX.NoDivRisk products as well as our traditional 1C products.

Underlying Types-MLPs, Common Stock, REITS, ETFs, UITs, ETNs, etc
OCX.NoDivRisk products are adjusted for all cash distributions by the underlying security.

ADR Distributions

The OCX.NoDivRisk products overlaying ADRs are adjusted by the gross United States dollar value of the distribution as announced by the home country company on the declaration date.

The OCX.NoDivRisk adjustment may differ from the final United States dollar payment amount, which is normally caused by currency exchange rate fluctuations between the declaration date and the payment date.

For example:

Initial Announcement for ABC1D

Announcement Date	7/31/10
Ex-Dividend Date	8/3/10
Approximate Amount	*$2.0658 USD

*OneChicago gross adjustment amount

Final Announcement for ABC1D

Announcement Date	11/19/10
Payment Date	11/25/10
Actual Amount	$2.3680 USD

*Amended on October 21, 2011, **Amended on October 21, 2011

CHAPTER 10
STOCK INDEX FUTURES

1001. Scope of Chapter

This Chapter 10 is limited in application to trading in any Contract that is a "security future" (as such term is defined in Section 1a(31) of the CEA) based on a "narrow-based security index" (as such term is defined in Section 1a(25) of the CEA) (each, a "Stock Index Future"). The procedures for trading, clearing and settlement, and any other matters not specifically covered herein, shall be governed by the other Rules of the Exchange.

1002. Contract Specifications

(a) *Specifications Supplements*. The general specifications set forth in this Rule 1002 shall be subject to, and qualified by, the specific terms applicable to trading, clearing or settlement of particular Stock Index Futures, as provided in Specifications Supplements from time to time adopted by the Exchange. Each Specifications Supplement for a Stock Index Future shall be substantially in the form set forth in Rule 1005 or such other form as the Exchange may from time to time approve. No Specifications Supplement shall become effective until the Exchange has submitted to the Commission (i) a certification satisfying the requirements set forth in Commission Regulation § 41.22 and (ii) a filing satisfying the requirements set forth in Commission Regulation § 41.23, with respect to the Stock Index Future in question.

(b) *Underlying Securities*. Stock Index Futures shall be based on such indices consisting of two or more Underlying Securities, which shall satisfy the requirements set forth in Commission Regulation § 41.21(b), as may be determined from time to time by the Exchange.

(c) *Trading Hours; Delivery Months and Termination Dates*. Stock Index Futures shall be traded during such hours and for delivery in such months, and shall terminate on such dates, as may be determined from time to time by the Exchange.

(d) *Minimum Price Fluctuations*. The minimum price fluctuation for Stock Index Futures shall be $0.01 per Contract.

(e) Position Limit. (1) Pursuant to Rule 414(a), the Exchange shall establish speculative position limits for each cash-settled Stock Index Future held during the last five trading days of an expiring contract month, determined according to the methodology set forth in subparagraph (2).

(2) The position limit for each cash-settled Stock Index Future shall be the number of contracts calculated according to formula (A) "Market Cap Position Limit" or (B) "SSF Position Limit" below, whichever is less, rounded to the nearest multiple of 1,000 contracts; provided, however, that if formula (A) or (B), whichever is less, calculates a number less than 500 but not less than 400 for any such Future, the position limit will be 1,000 contracts.

(A) "Market Cap Position Limit"

i. The Exchange will determine the market capitalization of the Standard & Poor's 500 index (the "S&P 500") as of the selection date for the component securities in an underlying Stock Index (the "Selection Date") (the "S&P 500 Market Cap"); then

ii. The Exchange will calculate the notional value of a future position in CME's S&P 500 futures contract at its maximum limit (the "S&P 500 Notional Value Limit") by multiplying the S&P 500 by the position limit for Chicago Mercantile Exchange's ("CME") S&P 500 futures (20,000 contracts in all months combined) and by the S&P 500 contract multiplier ($250) to calculate:

S&P 500 Notional Value Limit = S&P 500 * 20,000 * $250;

then

iii. The Exchange will divide the S&P 500 Market Cap by the S&P 500 Notional Value Limit to calculate the "Market Cap Ratio":

Market Cap Ratio = S&P 500 Market Cap
S&P 500 Notional Value Limit

then

iv. The Exchange will calculate the market capitalization of the Stock Index by adding together the market capitalization of each stock comprising the Stock Index (the "Stock Index Market Cap"); then

v. The Exchange will calculate the notional value of the Stock Index Future (the "Notional Value") as follows:

*Notional Value = Stock Index level * contract multiplier*

vi. The Exchange will calculate the Market Cap Position Limit of the Stock Index by dividing the Stock Index Market Cap by the product of the Notional Value of the Stock Index Future and the Market Cap Ratio:

$$\text{Market Cap Position Limit} = \frac{\text{Stock Index Market Cap}}{\text{Notional Value} * \text{Market Cap Ratio}}$$

(B) "SSF Position Limit"

i. The Exchange will calculate the notional value of the Stock Index Future (same as (A)(v) above):

*Notional Value = Stock Index level * contract multiplier*

ii. For each component security in the Stock Index, the Exchange will multiply its index weight[7] by the Notional Value to determine that security's proportion of the Stock Index Future.

iii. For each component security, the Exchange will divide the result in (B)(ii) by the security's price. This equals the number of shares of that security represented in the Stock Index contract.

iv. For each component security, the Exchange will divide the number of shares calculated in (B)(iii) by 100 to obtain the implied number of 100-share contracts per Stock Index Future contract.

v. The Exchange will divide the applicable single stock futures contract speculative position limit set in Commission Regulation 41.25(a)(3) (either 13,500 or 22,500 contracts) by the number of implied 100-share contracts. This provides the number of Stock Index Futures contracts that could be held without violating the speculative position limit on a futures contract on that component security (if such single stock futures contract existed). If the security qualifies for position

[7] Index weight of the component security = (assigned shares * price) of the component security / the sum of (assigned shares * price) for each component security.

accountability, ignore that security for purposes of this calculation.

vi. The Exchange will list the results of (B)(iv) and (B)(v). The SSF Position Limit is the minimum number of implied contracts based on this list.

(f) *Last Day of Trading.* All trading in a particular Contract shall terminate at the close of the last Business Day preceding the termination date of such Contract.

(g) *Contract Modifications.* The specifications for a particular Stock Index Future shall be as set forth in the filing made with respect thereto pursuant to Commission Regulation § 41.23. If any U.S. governmental agency or body issues a law, order, ruling or directive that conflicts with the specifications set forth in this Chapter 10 or in any Specifications Supplement, such law, order, ruling or directive shall be deemed to take precedence over such specifications and become part of this Chapter 10 or of such Specifications Supplement and all open and new Contracts shall be subject thereto.

(h) *Contract Adjustments.* Adjustments to Stock Index Futures related to actions or transactions by or affecting any issuer of Underlying Securities shall be made under the circumstances and in the manner from time to time prescribed by the Exchange.

(i) *Settlement Price.*

(1) *Daily Settlement Price.* The daily settlement price for cash-settled Stock Index Futures will be calculated in the same manner as Rule 902(j).

(2) *Final Settlement Price.* (A) The final settlement price for cash-settled Stock Index Futures shall be determined on the third Friday of the contract month. If the Exchange is not open for business on the third Friday of the contract month, the final settlement price shall be determined on the Business Day prior to the third Friday of the contract month. The final settlement price for cash-settled Stock Index Futures shall be based on a special opening quotation of the underlying stock index ("Stock Index").

(B) Notwithstanding subparagraph (2)(A) of this Rule, if an opening price for one or more securities underlying a Stock Index Future is not readily available, the Exchange will determine whether the security or securities are likely to open within a reasonable time.

(i) If the Exchange determines that one or more component securities are not likely to open within a reasonable time, then for the component security or securities which the Exchange determined were not likely to open within a reasonable time, the last trading price of the underlying security or securities during the most recent regular trading session for such security or securities will be used to calculate the special opening quotation.

(ii) If the Exchange determines that the security or securities are likely to open within a reasonable time, then for the component security or securities which the Exchange determined were likely to open within a reasonable time, the next available opening price of such security or securities will be used to calculate the special opening quotation.

(C) For purposes of this provision:

(i) "Opening price" means the official price at which a security opened for trading during the regular trading session of the national securities exchange or national securities association that lists the security. If the security is not listed on a national securities exchange or a national securities association, then "opening price" shall mean the price at which a security opened for trading on the primary market for the security. Under this provision, if a component security is an American Depository Receipt ("ADR") traded on a national securities exchange or national securities association, the opening price for the ADR would be derived from the national securities exchange or national securities association that lists it.

(ii) "Special opening quotation" means the Stock Index value that is derived from the sum of the opening prices of each security of the Stock Index.

(iii) "Regular trading session" of a security means the normal hours for business of a national securities exchange or national securities association that lists the security.

(iv) The price of a security is "not readily available" if the national securities exchange or national securities association that lists the security does not open on the day scheduled for determination of the final settlement price, or if the security does not trade on the

securities exchange or national securities association that lists the security during regular trading hours.

(D) Notwithstanding any other provision of this Rule, this Rule shall not be used to calculate the final settlement price of a Stock Index Future if The Options Clearing Corporation fixes the final settlement price of such Stock Index Future in accordance with its rules and by-laws and as permitted by Commission Regulation § 41.25(b) and SEC Rule 6h-1(b)(3).

1003. Delivery

Delivery of the Underlying Securities upon termination of a Stock Index Future, and payment of the price in respect thereof, shall be made in accordance with the Rules of the Clearing Corporation. As promptly as possible after the receipt of a notice of delivery from the Clearing Corporation with respect to a Stock Index Future held by a Clearing Member or, if applicable, Exchange Member for a Customer, such Clearing Member or, if applicable, Exchange Member shall require such Customer to deposit the Underlying Securities (in the case of a short position) or pay the aggregate price in respect thereof, in full and in cash (in the case of a long position), or in either case, if the transaction is effected in a margin account, to make the required margin deposit in accordance with the applicable regulation of the Federal Reserve Board.

1004. Emergencies, Acts of God and Acts of Government

If delivery or acceptance, or any precondition or requirement of either, in respect of any Stock Index Future is prevented by a strike, fire, accident, as of God, act of government or any other event or circumstance beyond the control of the parties to such Contract, the seller or buyer of such Contract shall immediately notify the Exchange. If based on such notification, the Chief Executive Officer, or any individual designated by the Chief Executive Officer and approved by the Board, determines that an Emergency exists, he or she may take such action in accordance with Rule 124 as he or she may deem necessary under the circumstances, which action shall be binging upon both parties to the Contract in question; *provided* that any action taken in accordance with this sentence shall be reviewed by the Board as soon as practicable under the circumstances, and may be revoked, suspended or modified by the Board.

1005. Form of Specifications Supplement

Supplement No.__ Title of Stock Index Future:___________________________	
Underlying Securities (including numbers of values thereof):	
Weighting Methodology:	
Trading Hours:	
Delivery Months:	
Termination Dates:	
Minimum Price Fluctuation:	$0.01 per Contract
Legal Width Market:	
Position Limit:	During the last five trading days, Contracts
Reportable Position:	
Daily Price Limit:	
Time Period for Reporting Block Trades:	Without delay
Last Day of Trading:	
Delivery Day:	
Depositary for Underlying Securities:	
Other Specifications:	

1006. Listing Standards

(a) *Initial eligibility criteria for a security futures product based on an index composed of two or more securities.*

For a security futures product based on an index composed of two or more securities to be eligible for initial listing, the index must:

(1) Meet the definition of a narrow-based security index in Section 1a(25) of the Commodity Exchange Act and Section 3(a)(55) of the Exchange Act; and

(2) Meet the following requirements:

(A) (i) It must be capitalization-weighted, modified capitalization-weighted, price-weighted, share-weighted, equal dollar-weighted, approximately equal dollar-weighted, or modified equal-dollar weighted.

(ii) In the case of a security futures product based on an approximately equal dollar-weighted index composed of one or more securities,

each component security will be weighted equally based on its market price on the index selection date, subject to rounding up or down the number of shares or receipts evidencing such security to the nearest multiple of 100 shares or receipts.

(iii) In the case of a modified equal-dollar weighted index, each underlying component represents a pre-determined weighting percentage of the entire index. Each component is assigned a weight that takes into account the relative market capitalization of the securities comprising the index.

(iv) In the case of a share-weighted index, the index is calculated by multiplying the price of the component security by an adjustment factor. Adjustment factors are chosen to reflect the investment objective deemed appropriate by the designer of the index and will be published by the Exchange as part of the contract specifications. The value of the index is calculated by adding the weight of each component security and dividing the total by an index divisor, calculated to yield a benchmark index level as of a particular date. A share-weighted index is not adjusted to reflect changes in the number of outstanding shares of its components.

(B) Its component securities must be registered under Section 12 of the Exchange Act.

(C) Subject to Subparagraphs (E) and (O) below, the component securities that account for at least 90% of the total index weight and at least 80% of the total number of component securities in the index must meet the requirements for listing a single-security future, as set forth in Rule 906(a).

(D) Each component security in the index must have a minimum market capitalization of at least $75 million, except that each of the lowest weighted securities in the index that in the aggregate account for no more than 10% of the weight of the index may have a minimum market capitalization of only $50 million.

(E) The average daily trading volume in each of the preceding six months for each component security in the index must be at least 45,500 shares or receipts, except that each of the lowest weighted component securities in the index that in the aggregate account for no more than 10% of the weight of the index may have an average daily trading volume of only 22,750 shares or receipts for each of the last six months.

(F) Each component security in the index must be (i) listed on an Exchange or traded through the facilities of an Association and (ii) reported as an NMS security.

(G) Foreign securities or ADRs thereon that are not subject to comprehensive surveillance sharing agreements must not represent more than 20% of the weight of the index.

(H) The current underlying index value must be reported at least once every 15 seconds during the time the security futures product is traded on the Exchange.

(I) An equal dollar-weighted index must be rebalanced at least once every calendar quarter, except that an approximately equal dollar-weighted index underlying a security futures product need only be rebalanced as provided in (L) below.

(J) A modified equal-dollar weighted index must be rebalanced quarterly.

(K) A share-weighted index will not be rebalanced.

(L) An approximately equal dollar-weighted index underlying a security futures product must be rebalanced annually on December 31 of each year if the notional value of the largest component is at least twice the notional value of the smallest component for 50 per cent or more of the trading days in the three months prior to December 31 of each year. For purposes of this provision the "notional value" is the market price of the component times the number of shares of the underlying component in the index. In addition, the Exchange reserves the right to rebalance quarterly at its discretion.

(M) An underlying index may be rebalanced on interim basis if warranted as a result of extraordinary changes in the relative values of the component securities. To the extent investors with open position must rely upon the continuity of the security futures Contract on the index, outstanding Contracts are unaffected by rebalancings.

(N) If the underlying index is maintained by a broker-dealer, the index must be calculated by a third party who is not a broker-dealer, and the broker-dealer must have in place an information barrier around its personnel who have access to information concerning changes in and adjustments to the index.

(O) In a capitalization-weighted index, the lesser of: (i) the five highest weighted component securities in the index each have had an average daily trading volume of at least 90,000 shares or receipts over the past six months; or (ii) the highest weighted component securities in the index that in the aggregate represent at least 30% of the total number of securities in

the index each have had an average daily trading volume of at least 90,000 shares or receipts over the past six months.

(P) If a security future on an index is cash settled, it must be designated as AM-settled.

(b) *Maintenance standards for a security futures product based on an index composed of two or more securities.*

(1) The Exchange will not open for trading security futures products on an index composed of two or more securities with a new delivery month unless the underlying index:

(A.) Meets the definition of a narrow-based security index in Section 1a(25) of the Commodity Exchange Act and Section 3(a)(55) of the Exchange Act; and

(B.) Meets the following requirements:

(i) Its component securities must be registered under Section 12 of the Exchange Act;

(ii) Subject to (iv) and (xiii) below, the component securities that account for at least 90% of the total index weight and at least 80% of the total number of component securities in the index must meet the requirements for listing a single-security future, as set forth in Rule 906(a).

(iii) Each component security in the index must have a market capitalization of at least $75 million, except that each of the lowest weighted component securities that in the aggregate account for no more than 10% of the weight of the index may have a market capitalization of only $50 million.

(iv) The average daily trading volume in each of the preceding six months for each component security in the index must be at least 22,750 shares or receipts, except that each of the lowest weighted component securities in the index that in the aggregate account for no more than 10% of the weight of the index may have an average daily trading volume of at least 18,200 shares or receipts for each of the last six months.

(v) Each component security in the index must be (I) listed on an Exchange or traded through the facilities of an Association and (II) reported as an NMS security.

(vi) Foreign securities or ADRs thereon that are not subject to comprehensive surveillance sharing agreements must not represent more than 20% of the weight of the index.

(vii) The current underlying index value must be reported at least once every 15 seconds during the time the security futures product is traded on the Exchange.

(viii) An equal dollar-weighted index must be rebalanced at least once every calendar quarter, except that an approximately equal dollar-weighted index underlying a security futures product need only be rebalanced as provided in (I) below.

(ix) An approximately equal dollar-weighted index underlying a physically settled security futures product must be rebalanced annually on December 31 of each year if the notional value of the largest component is at least twice the notional value of the smallest component for 50 per cent or more of the trading days in the three months prior to December 31 of each year. For purposes of this provision the "notional value" is the market price of the component times the number of shares of the underlying component in the index. In addition, the Exchange reserves the right to rebalance quarterly at its discretion.

(x) In a modified equal-dollar weighted index the Exchange will re-balance the index quarterly.

(xi) In a share-weighted index, if a share-weighted Index fails to meet the maintenance listing standards under Rule 1006(b), the Exchange will not re-balance the index and will not issue Contracts for new delivery months for that index.

(xii) If the underlying index is maintained by a broker-dealer, the index must be calculated by a third party who is not a broker-dealer, and the broker-dealer must have in place an information barrier around its personnel who have access to information concerning changes in and adjustments to the index.

(xiii) In a capitalization-weighted index, the lesser of: (I) the five highest weighted component securities in the index each have had an average daily trading volume of at least 45,500 shares or receipts over the past six months; or (II) the highest weighted component securities in the index that in the aggregate represent at least 30% of the total number of stocks in the index each have had an average daily trading volume of at least 45,500 shares or receipts over the past six months.

(xiv) The total number of component securities in the index must not increase or decrease by more than 33-1/3% from the number of component securities in the index at the time of its initial listing.

(2) If the foregoing maintenance standards in subparagraph (b) are not satisfied, the Exchange will not open for trading a security futures product based on an index composed of two or more securities with a new delivery month, unless it receives the approval of the Securities and Exchange Commission and the Commodity Futures Trading Commission.

1007 Listing Standards For MicroSectors Cash Settled Narrow-Based Index Futures

(a) *Initial eligibility criteria for a MicroSector security futures product, based on an index composed of two or more securities.*

Notwithstanding Rule 1006, for a cash settled Dow Jones MicroSector security futures product, the Dow Jones MicroSector Index must:

(1) Meet the definition of a narrow-based security index in Section 1a(25) of the Commodity Exchange Act and Section 3(a)(55) of the Exchange Act; and

(2) Meet the following requirements:

(A) It must be approximately equal dollar-weighted composed of one or more securities in which each component security will be weighted equally based on its market price on the Selection Date.

(B) Each of its component securities must be registered under Section 12 of the Exchange Act.

(C) Each of its component securities must be a component security in the Dow Jones US Total Market Index or an ADR linked to a security in the Dow Jones Global Index.

(D) Each of its component securities must be the subject of a US exchange-traded option on the date of selection for inclusion in the index.

(E) Each of its component securities must have a trading history on a US exchange for at least 12 months.

(F) Each of its component securities must have a "float market capitalization" of at least one billion dollars.

(G) Each of its component securities close at or above $7.50 for each of the trading days in the three months prior to selection for the index.

(H) Subject to (G), (I) and (K) below, component securities that account for at least 90 per cent of the total index weight and at least 80 per cent of the total number of component securities in the index must meet the requirements for listing a single-security future contract, as set forth in Rule 906(a).

(I) Each of its component securities must have an average daily trading volume in each of the preceding 12 months prior to selection for inclusion in the index greater than 109,000 shares (an ADR must have an average daily trading volume greater than 100,000 receipts).

(J) Each of its component securities must be (i) listed on an Exchange or traded through the facilities of an Association and (ii) reported as an NMS security.

(K) (i) The Exchange must have in place an effective surveillance sharing agreement with the primary exchange in the home country where the stock underlying each component ADR is traded;

(ii) The combined trading volume of each component ADR and other related ADRs and securities in the U.S. ADR market, or in markets with which the Exchange has in place an effective surveillance sharing agreement, represents (on a share equivalent basis) at least 50% of the combined worldwide trading volume in the ADR, the security underlying the ADR, other classes of common stock related to the underlying security, and ADRs overlying such other stock over the three-month period preceding the dates of selection of the ADR for futures trading ("Selection Date");

(iii) (I) The combined trading volume of each component ADR and other related ADRs and securities in the U.S. ADR market, and in markets with which the Exchange has in place an effective surveillance sharing agreement, represents (on a share equivalent basis) at least 20% of the combined worldwide trading volume in the ADR and in other related ADRs and securities over the three-month period preceding the Selection Date;

(II) The average daily trading volume for the ADR in the U.S. markets over the three-month period preceding the Selection Date is at least 100,000 receipts; and

(III) The daily trading volume for the ADR is at least 60,000 receipts in the U.S. markets on a majority of the trading days for the three-month period preceding the Selection Date;

(iv) The Securities and Exchange Commission and Commodity Futures Trading Commission have otherwise authorized the listing; or

(v) Foreign securities or ADRs thereon that are not subject to comprehensive surveillance sharing agreements must not represent more than 20% of the weight of the index.

(L) The current underlying index value must be reported at least once every 15 seconds during the time the MicroSector futures product is traded on the Exchange.

(M) An index underlying a MicroSector future must be reconstituted and rebalanced if the notional value of the largest component is at least twice the notional value of the smallest component for 50 per cent or more of the trading days in the three months prior to December 31 of each year. For purposes of this provision the "notional value" is the market price of the component times the number of shares of the underlying component in the index. Reconstitution and rebalancing are also mandatory if the number of component securities in the index is greater than five at the time of rebalancing. In addition, the Exchange reserves the right to rebalance quarterly at its discretion.

(N) The MicroSector futures products will be AM settled.

(O) The initial indexes underlying MicroSector futures products will be created only for industry groups that have five or more qualifying securities.

(b) Maintenance standards for a MicroSector futures product based on an index composed of two or more securities.

The Exchange will not open for trading MicroSector futures products that are cash settled based on an index composed of two or more securities with a new delivery month unless the underlying index:

(1) Meets the definition of a narrow-based security index in Section 1a(25) of the Commodity Exchange Act and Section 3(a)(55) of the Exchange Act; and

(2) Meets the following requirements:

(A) All of its component securities must be registered under Section 12 of the Exchange Act;

(B) Subject to (D) and (K) below, component securities that account for at least 90 per cent of the total index weight and at least 80 per cent of the total number of component securities in the index must meet the requirements for listing a single-security future, as set forth in Rule 906(a).

(C) Each component security in the index must have a market capitalization of at least $75 million, except that each of the lowest weighted component securities that in the aggregate account for no more than 10 per cent of the weight of the index may have a market capitalization of only $50 million.

(D) The average daily trading volume in each of the preceding six months for each component security in the index must be at least 22,750 shares or receipts, except that each of the lowest weighted component securities in the index that in the aggregate account for no more than 10 per cent of the weight of the index may have an average daily trading volume of at least 18,200 shares for each of the last six months.

(E) Each component security in the index must be (i) listed on an Exchange or traded through the facilities of an Association and (ii) reported as an NMS security.

(F) The current underlying index value must be reported at least once every 15 seconds during the time the security futures product is traded on the Exchange.

(G) An approximately equal dollar weighted index underlying a MicroSector future must be reconstituted and rebalanced if the notional value of the largest component is at least twice the notional volume of the smallest component for 50 per cent or more of the trading days in the three months prior to December 31 of each year. For purposes of this provision the "notional value" is the market price of the component times the number of shares of the underlying component in the index. Reconstitution and rebalancing are also mandatory if the number of component securities in the index is greater than five at the time of rebalancing. In addition, the Exchange reserves the right to rebalance quarterly at its discretion.

(H) The total number of component securities in the index must not increase or decrease by more than 33-1/3% from the number of component securities in the index at the time of its initial listing.

(I) (i) The Exchange must have in place an effective surveillance sharing agreement with the primary exchange in the home country where the stock underlying each component ADR is traded;

(ii) The combined trading volume of each component ADR and other related ADRs and securities in the U.S. ADR market, or in markets with which the Exchange has in place an effective surveillance sharing agreement, represents (on a share equivalent basis) at least 50 per cent of the combined worldwide trading volume in the ADR, the security underlying the ADR, other classes of common stock related to the underlying security, and ADRs overlying such

other stock over the three-month period preceding the dates of selection of the ADR for futures trading ("Selection Date");

(iii) (I) The combined trading volume of the ADR and other related ADRs and securities in the U.S. ADR market, and in markets with which the Exchange has in place an effective surveillance sharing agreement, represents (on a share equivalent basis) at least 20 per cent of the combined worldwide trading volume in the ADR and in other related ADRs and securities over the three-month period preceding the Selection Date;

(II) The average daily trading volume for the ADR in the U.S. markets over the three-month period preceding the Selection Date is at least 100,000 receipts; and

(III) The daily trading volume for the ADR is at least 60,000 receipts in the U.S. markets on a majority of the trading days for the three-month period preceding the Selection Date;

(iv) The Securities and Exchange Commission and Commodity Futures Trading Commission have otherwise authorized the listing, or

(v) Foreign securities or ADRs thereon that are not subject to comprehensive surveillance sharing agreements must not represent more than 20 per cent of the weight of the index.

(2) If the foregoing maintenance standards are not satisfied prior to opening a MicroSector futures product with a new delivery month, the Exchange will either (i) replace the component security or securities that fail to meet the maintenance standards with a security or securities that qualify under the initial listing standards for MicroSector futures products set forth in paragraph (a) of this Rule, or (ii) receive the approval of the Securities and Exchange Commission and the Commodity Futures Trading Commission.

****

CHAPTER 11
CLEARING

1101. Rules of the Clearing Corporation

The clearing services provided by the Clearing Corporation with respect to any Contract, and the rights and obligations of purchasers and sellers under cleared Contracts (including without limitation rights and obligations in respect of clearing and settlement, variation payments and performance at maturity), shall be governed by the Rules of the Clearing Corporation.

1102. Other Clearing Organizations

Whenever the Exchange designates a clearing organization other than the Clearing Corporation for the clearance of Contracts with respect to which there are open positions, each Clearing Member shall, as of the close of business on the second Business Day prior to the effective date of such designation, either become a Clearing Member of such new organization, or cause any such open Contracts carried by it either to be transferred to a Clearing Member of such new clearing organization or to be liquidated.

OneChicago, LLC
Board of Directors

NAME	POSITION
David M. Battan	Vice President & General Counsel, Interactive Brokers, LLC
Richard DuFour	Executive Vice President, Chicago Board Options Exchange
Thomas Peterffy	Chairman, Interactive Brokers, LLC
William F. Pridmore	President, William F. Pridmore, LTD
Ann Shuman	Managing Director & Deputy General Counsel, CME Group, Inc.
Scott Warren	Managing Director Equity Products, CME Group, Inc.
Eric Wolff	Derivatives Market Regulatory Consultant
Dr. Andrew Clearfield	President, Investment Initiatives, LLC.

C30

OneChicago, LLC
Officers

NAME	POSITION
David G. Downey	Chief Executive Officer
Thomas G. McCabe	Chief Operating Officer
Mark A. Esposito	Managing Director of Business Development

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "SIGNAL TRADING SYSTEMS, LLC", FILED IN THIS OFFICE ON THE THIRTEENTH DAY OF MAY, A.D. 2010, AT 3:12 O'CLOCK P.M.

4785391 8100

100506111


SECRETARY'S OFFICE
DELAWARE



Jeffrey W. Bullock, Secretary of State

AUTHENTICATION: 7993166

DATE: 05-14-10

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:17 PM 05/13/2010
FILED 03:12 PM 05/13/2010
SRV 100506111 - 4785391 FILE

CERTIFICATE OF FORMATION

OF

SIGNAL TRADING SYSTEMS, LLC

This Certificate of Formation of Signal Trading Systems, LLC (the "Company"), dated as of May 13, 2010, has been duly executed and is being filed by the undersigned, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. §§ 18-101, et seq.).

FIRST. The name of the limited liability company formed hereby is Signal Trading Systems, LLC.

SECOND. The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

THIRD. The name and address of the registered agent for service of process on the Company in the State of Delaware are The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.



Name: Paul A. Bernacki
Title: Authorized Person

C32

Signal Trading Systems, LLC
Members

NAME	TYPE OF MEMBER	ADDRESS
Chicago Board Options Exchange, Incorporated	Managing Member	400 South LaSalle Street, Suite 2600, Chicago, IL 60605
FlexTrade Systems, Inc.	General Member	111 Great Neck Road, Suite 314, Great Neck, NY 11021

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "MARKET DATA EXPRESS, LLC", FILED IN THIS OFFICE ON THE TWENTY-FIRST DAY OF FEBRUARY, A.D. 2006, AT 1:09 O'CLOCK P.M.


SECRETARY'S OFFICE
DELAWARE

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

4113001 8100

060159535

AUTHENTICATION: 4536011

DATE: 02-21-06

CERTIFICATE OF FORMATION

OF

MARKET DATA EXPRESS, LLC

1. The name of the limited liability company is Market Data Express, LLC.

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The name of its registered agent at such address is The Corporation Trust Company.

3. This Certificate of Formation shall be effective upon the date of filing.

IN WITNESS WHEREOF, the undersigned authorized person has executed this Certificate of Formation of Market Data Express, LLC this 21st day of February, 2006.



Arthur Reinstein, Authorized Person

FIRST AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

MARKET DATA EXPRESS, LLC

THE UNDERSIGNED is executing this First Amended and Restated Limited Liability Company Agreement (as amended from time to time, this "Agreement") for the purpose of amending and restating the Limited Liability Company Agreement of Market Data Express, LLC, a limited liability company (the "Company"), dated as of February 21, 2006, pursuant to the provisions of the Delaware Limited Liability Company Act (6 Del.C. §§ 18-101, et seq.), as amended from time to time (the "Act"), and does hereby certify and agree as follows:

Section 1. Name. The name of the Company shall be "Market Data Express, LLC" or such other name as the Board of Directors (as defined below) may from time to time hereafter designate. Notwithstanding any provision of this Agreement (including Section 14), the Board of Directors may amend this Agreement and the Certificate of Formation of the Company to reflect a change in the name of the Company without the consent of the Member or any other person or entity.

Section 2. Purpose. The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Act and engaging in any and all activities necessary or incidental to the foregoing.

Section 3. Offices. (a) The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, such place or places as the Board of Directors may from time to time designate.

(b) The registered office of the Company in the State of Delaware shall be located at c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware shall be The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. At any time the Board of Directors may designate another registered office and/or registered agent of the Company and, notwithstanding any provision in this Agreement (including Section 14), may amend this Agreement and the Certificate of Formation of the Company to reflect such designation without the consent of the Member or any other person or entity.

Section 4. Member. Upon the execution and delivery of this Agreement, CBOE Holdings, Inc. is admitted as the member (such person and any substitute member in its capacity as a member of the Company being referred to as a "Member") of the Company.

Section 5. Term. The term of the Company commenced on the date of filing of the Certificate of Formation of the Company in accordance with the Act and shall continue until dissolution of the Company in accordance with the Act or Section 12 of this Agreement.

Section 6. Management of the Company. (a) The Member hereby exclusively vests the power to manage, operate and set policies for the Company in a management board of directors (the "Board of Directors"). The Board of Directors shall consist of individuals elected by the Member ("Directors"). Directors shall hold office for such term as may be determined by the Member or until their respective successors are chosen. Directors may be removed from, and substitute or additional Directors may be appointed to, the Board of Directors, at any time by the sole Member. Each Director is hereby designated as a "manager" of the Company within the meaning of the Act.

(b) Meetings of the Board of Directors shall be held at the principal place of business of the Company or at any other place that the President may determine from time to time. Members of the Board of Directors may participate in such meetings by conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such a meeting. The presence of at least 50% of the Directors shall constitute a quorum for the transaction of business; provided that a quorum shall not exist unless at least two Directors are present. Meetings shall be held in accordance with the schedule established by the Board of Directors. Special meetings of the Board of Directors may be called by the President, and shall be called by the President or the Secretary upon the written request of any two Directors. The President or the Secretary shall give at least one hour's notice of such meeting to each Director.

(c) The act of a majority of the Directors present at any meeting of the Board of Directors at which there is a quorum shall be the act of the Board of Directors. Any action required or permitted to be taken at a meeting of the Board of Directors may be taken without a meeting and without prior notice if written consents, setting forth the action so taken, are executed by the members of the Board of Directors representing the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all members of the Board of Directors permitted to vote were present and voted. Any such written consents may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts together constituting the same consent. The Board of Directors may establish such other rules and procedures for its deliberations as it may deem necessary or desirable.

(d) The Board of Directors shall have the power by itself or through agents, and shall be authorized and empowered on behalf and in the name of the Company, to carry out all of the objects and purposes of the Company and to perform all acts and enter into and perform all acts and other undertakings that it may in its discretion deem necessary or advisable in that regard, in each case in accordance with the provisions of this Agreement. A Director acting individually in his or her capacity shall have the power to act for or bind the Company to the extent authorized to do so by the Board of Directors. Arthur Reinstein is hereby designated as an "authorized person" within the meaning of the Act, and has executed, delivered and filed the Certificate of Formation of the Company with the Secretary of State of the State of Delaware, which filing is hereby approved and ratified. Upon the filing of the Certificate of Formation with the Secretary of State of the State of Delaware, his powers as an "authorized person" ceased, and each of the Directors and officers of the Company thereupon became a designated "authorized person" and shall continue as a designated "authorized person" within the meaning of the Act, and are also authorized to execute, deliver and file any applicable filings as a foreign limited liability company in any State where such filings may be necessary or desirable. The Board of Directors may confer upon any officer of the Company elected in accordance with paragraph (e) below, any of the powers of the Board of Directors set forth in this Agreement.

(e) The officers of the Company shall be designated by the Member. The Board of Directors shall have the power to elect such additional or successor officers of the Company and assign titles to such officers as it may deem necessary or appropriate from time to time. All officers of the Company elected by the Board of Directors shall hold office for such term as may be determined by the Board of Directors or until their respective successors are chosen. Any officer may be removed from office at any time either with or without cause by the President or the affirmative vote of a majority of the Directors then in office. Each of the officers of the Company shall have the powers and duties prescribed by the Board of Directors and, unless otherwise prescribed by the Board of Directors, if the title assigned to an officer is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office.

Section 7. Liability; Exculpation and Indemnification

(a) Except as otherwise expressly required by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be the debts, obligations and liabilities solely of the Company, and the Member, Directors, officers, employees and agents of the Company shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member, Director, officer, employee or agent of the Company.

(b) Neither the Member nor any Director nor any Officer nor member of a committee of the Company (a "Covered Person") shall be liable to the Company or any other person or entity who is bound by this Agreement for any loss, damage or claim

incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred if such Covered Person (1) committed an act or omission not in good faith or (2) committed an act of intentional misconduct or a knowing violation of law.

(c) The Company shall, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, indemnify and hold harmless any Covered Person who was or is made or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he or she is or was a Covered Person, or, while a Covered Person, is or was serving at the request of the Company as a Director or Officer, employee or agent of another Company, partnership, joint venture, trust or other enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including reasonable attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such Covered Person in connection with a proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section (d) of this Section 7, the Company shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of Directors of the Company.

(d) Expenses (including reasonable attorneys' fees) incurred by a Covered Person in defending a proceeding, including appeals, shall, to the extent not prohibited by law, be paid by the Company in advance of the final disposition of such proceeding; provided, however, that the Company shall not be required to advance any expenses to a person against whom the Company directly brings an action, suit or proceeding alleging that such person (1) committed an act or omission not in good faith or (2) committed an act of intentional misconduct or a knowing violation of law. Additionally, an advancement of expenses incurred by a Covered Person shall be made only upon delivery to the Company of an undertaking, by or on behalf of such Covered Person, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal or otherwise in accordance with Delaware law that such Covered Person is not entitled to be indemnified for such expenses under this Section 7.

(e) If a claim for indemnification (following the final disposition of such action, suit or proceeding) or advancement of expenses under this Section 7 is not paid in full within thirty days after a written claim therefor by the Covered Person has been received by the Company, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any action the Company shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

(f) The provisions of this Section 7 shall be deemed to be a contract between the Company and each Covered Person who serves in any such capacity at any time while this Section 7 is in effect, and any repeal or modification of any applicable law or of this Section 7 shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

(g) Persons not expressly covered by the foregoing provisions of this Section 7, including without limitation those (*x*) who are or were employees or agents of the Company, or are or were serving at the request of the Company as employees or agents of another Company, partnership, joint venture, trust or other enterprise, or (*y*) who are or were directors, officers, employees or agents of a constituent Company absorbed in a consolidation or merger in which the Company was the resulting or surviving Company, or who are or were serving at the request of such constituent Company as directors, officers, employees or agents of another Company, partnership, joint venture, trust or other enterprise, may be indemnified or advanced expenses to the extent authorized at any time or from time to time by the Board of Directors. The Board of Directors may also enter into separate and/or additional documents with any Covered Person or any other person which may have the effect of granting additional indemnification rights, and/or establishing additional rights, or altering or supplementing the terms of this Section without the consent of any other person.

(h) The rights conferred on any Covered Person by this Section 7 shall not be deemed exclusive of any other rights to which such Covered Person may be entitled by law or otherwise, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

(i) The Company's obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another Company, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other Company, partnership, joint venture, trust, enterprise or non-profit entity.

(j) Any repeal or modification of the foregoing provisions of this Section 7 shall not adversely affect any right or protection hereunder of any Covered Person in respect of any act or omission occurring prior to the time of such repeal or modification.

(k) The Company may purchase and maintain insurance, at its expense, to protect itself and any Member, Director, Officer, manager, trustee, employee or agent of the Company or another Company, or of a partnership, limited liability company, joint venture, trust or other enterprise against any expense, liability or loss (as

such terms are used in this Section 7), whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Act.

Section 8. Capital Contributions. The Member is not required to make any capital contributions to the Company. However, the Member may make capital contributions to the Company in such amounts and at such times as it deems necessary or appropriate in its sole discretion.

Section 9. Assignments of Member's Interest. The Member may assign all, but not part, of its interest in the Company; provided, however, such assignment may only be made to one of its affiliates. If the Member assigns all of its limited liability company interest in the Company pursuant to this Section 9, the assignee, upon its execution of an instrument pursuant to which it agrees to be bound by this Agreement, shall be deemed admitted to the Company as a member of the Company effective immediately prior to the assignment and, immediately following such admission, the assigning Member shall cease to be a member of the Company.

Section 10. Distributions. Distributions of cash or other assets of the Company shall be made at such time and in such amounts as the Board of Directors may determine. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make a distribution to the Member on account of its interest in the Company if such distribution would violate the Act or other applicable law.

Section 11. Return of Capital. The Member has no right to receive, but the Board of Directors has absolute discretion to make, subject to the Act, any distributions to the Member which include a return of all or any part of the Member's capital contribution; provided that upon the dissolution of the Company, the assets of the Company shall be distributed as provided in Section 18-804 of the Act.

Section 12. Dissolution. The Company shall be dissolved and its affairs wound up upon the first to occur of the following events: (i) the determination of the Board of Directors to dissolve the Company; (ii) the written consent of the Member to dissolve the Company; (iii) at any time there are no members of the Company, unless the Company is continued in accordance with the Act; or (iv) when required by a decree of judicial dissolution entered under Section 18-802 of the Act. Such dissolution and winding up shall be carried out in accordance with the Act.

The bankruptcy (as defined in the Act) of the Member shall not cause the Member to cease to be a member of the Company, and upon the occurrence of such an event, the Company shall continue without dissolution.

The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company shall have been distributed to the Member in the manner provided for in this Agreement and (ii) the Certificate of Formation of the Company shall have been canceled in the manner required by the Act.

Section 13. Fiscal Year. The fiscal year of the Company shall be the twelve month period ending on December 31 of each year.

Section 14. Amendments. Except as provided in Sections 1 and 3, this Agreement may be amended only upon the written consent of the Member.

Section 15. Governing Law. This Agreement and the rights and obligations of the parties hereto shall be subject to, and governed by, the laws of the State of Delaware (without regard to conflict of laws principals).

Section 16. Severability of Provisions. Each provision of this Agreement shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement which are valid, enforceable and legal.

IN WITNESS WHEREOF, the undersigned has duly executed this First Amended and Restated Limited Liability Company Agreement as of June 18, 2010.

MEMBER:

CBOE Holdings, Inc.,
a Delaware stock corporation

By: Edward J. Joyce
Name: Edward J. Joyce
Title: President and Chief Operating Officer

CH2\7306207.3

Market Data Express, LLC
Board of Directors

NAME	POSITION
Thomas Knorring	Chairman
Gerald O'Connell	Director
Edward Provost	Director
James Roche	Director
Curt Schumacher	Director
Phillip Slocum	Director

Market Data Express, LLC
Officers

NAME	POSITION
Gerald O'Connell	President
Thomas Knorring	Vice President
Curt Schumacher	Vice President
Alan J. Dean	Treasurer
Arthur Reinstein	Secretary

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "CBOE STOCK EXCHANGE, LLC", FILED IN THIS OFFICE ON THE THIRTY-FIRST DAY OF JULY, A.D. 2006, AT 1:45 O'CLOCK P.M.


SECRETARY'S OFFICE
DELAWARE

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

4197988 8100

060716635

AUTHENTICATION: 4939367

DATE: 07-31-06

CERTIFICATE OF FORMATION

OF

CBOE STOCK EXCHANGE, LLC

1. The name of the limited liability company is CBOE Stock Exchange, LLC.

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The name of its registered agent at such address is The Corporation Trust Company.

3. This Certificate of Formation shall be effective upon the date of filing.

IN WITNESS WHEREOF, the undersigned authorized person has executed this Certificate of Formation of CBOE Stock Exchange, LLC this 31st day of July, 2006.



Arthur Reinstein, Authorized Person

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:54 PM 07/31/2006
FILED 01:45 PM 07/31/2006
SRV 060716635 - 4197988 FILE

CBOE Rules—Chapters L-LIV

CHAPTER L—CBOE Stock Exchange (CBSX) Rules

Introduction

The CBOE Stock Exchange (CBSX) is the Exchange's facility for trading stocks, warrants, IPRs, IPSs, and Trust Issued Receipts ("non-option securities"). All trades on CBSX shall be effected electronically on the CBSX System. The Exchange will provide a designated location on the Exchange trading floor for use by CBSX Traders for price discovery purposes. The rules in Chapters 50 through 54 are applicable only to the trading of non-option securities. Trading of non-option securities on CBSX shall also be subject to the rules in Chapters 1 through 29 to the same extent such rules apply to the trading of the products to which those rules apply, in some cases supplemented by the rules in Chapters 50 through 54, except for rules that have been replaced by rules in Chapters 50 through 54 and except where the context otherwise requires. Appendix A to these Chapters 50 through 54 lists the rules in Chapters 1 through 29 that are applicable to the trading of equity securities on CBSX. Where appropriate, Appendix A also indicates that a rule in Chapter 1 through 29 has been supplemented by a rule in these rules. All references in the rules in Chapters 1 through 29 to the Exchange shall mean CBSX also unless the context dictates otherwise.

Rule 50.1 Definitions

For purposes of the rules governing CBSX, any term defined in the Bylaws or in Rule 1.1 and not otherwise defined in Chapters 50 through 55 shall have the meaning assigned to such term in either the Bylaws or in Rule 1.1.

CBSX System

(a) "CBSX System" means the electronic system which performs the functions set out in the CBSX rules including controlling, monitoring, and recording trading by Trading Permit Holders through CBSX Workstations and trading between Trading Permit Holders.

Application Program Interface

(b) "Application Program Interface" or "API" means the computer program that allows Traders on their own computers or on CBSX or third-party vendor-supplied workstations to interface with CBSX.

CBSX Book

(c) "CBSX Book" means all unexecuted orders currently held by the CBSX system.

CBSX Workstation

(d) "CBSX Workstation" means a computer connected to CBSX for the purposes of trading pursuant to these rules.

Trading Official

(e) "Trading Official" means an Exchange employee or Trading Permit Holder who is granted certain duties under these Rules to take actions affecting either the operation of CBSX or to take actions affecting the responsibilities of CBSX Traders.

CBSX Trader

(f) "CBSX Trader" means an individual who or organization which has the right to trade on CBSX.

Market Turner

(g) "Market Turner" means a CBSX Trader who was the first to enter an order (quote) at a better price than the previous best book price and the order (quote) is continuously in the market until the particular order trades. There may be a Market Turner for each price at which a particular order trades.

(h) Reserved.

NMS Security

(i) "NMS Security" shall have the meaning set forth in Rule 600(b) of Regulation NMS under the Securities Exchange Act of 1934.

NMS Stock

(j) "NMS Stock" shall have the meaning set forth in Rule 600(b) of Regulation NMS under the Securities Exchange Act of 1934.

Protected Quotation

(k) "Protected Quotation" shall have the meaning set forth in Rule 600(b) of Regulation NMS under the Securities Exchange Act of 1934.

Adopted September 11, 2006 (04-21); amended September 27, 2006 (06-70); March 2, 2007 (06-112); June 18, 2010 (10-058); February 16, 2012 (11-126).

Rule 50.2 Application of Other Rules

(a) To the extent the rules in Chapters 1 through 31 are applicable to trading on CBSX (as indicated by the context or by Appendix A to these Chapters 50 through 55), the following terms used in Chapters 1 through 31 should be read to have the following meanings where appropriate:

(1) "Floor" should be read to mean CBSX.

(2) "Floor Official" should be read to mean Trading Official.

(3) "Floor Broker" should be read to mean "CBSX Broker."

(4) "Market-Maker" should be read to mean "CBSX Market-Maker."

(5) "DPM" should be read to mean "CBSX DPM."

(6) "Hybrid Trading System," "Hybrid System," or "System" should be read to mean "CBSX System."

(b) References in rules to "the Exchange" should be read to include CBSX where appropriate.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112); May 23, 2008 (08-02); November 23, 2012 (12-100).

Rule 50.3 Market Participants

The CBSX Traders in the CBSX System shall be:

(1) CBSX Market-Makers - Trading Permit Holders who are either CBSX Remote Market-Makers, CBSX Lead Market-Makers or CBSX Designated Primary Market-Makers;

(2) CBSX Remote Market-Makers - Trading Permit Holders who have agreed to fulfill certain market making obligations thus qualifying for defined benefits. CBSX Remote Market-Makers may only act in a remote capacity;

(3) CBSX Lead Market-Makers - CBSX Market-Makers who have a higher level of Market-Maker obligations and a greater level of benefits for those classes in which they act as CBSX Lead Market-Makers. CBSX Lead Market-Makers generally act in such capacity on a rotating basis;

(4) CBSX Designated Primary Market-Makers - Trading Permit Holders who are qualified and obligated to fulfill a higher level of Market-Maker obligations than CBSX Remote Market-Makers thus qualifying for a greater level of defined benefits;

(5) CBSX Brokers - Trading Permit Holders who enter orders as agents; and,

(6) Proprietary Traders - Trading Permit Holders who enter orders as principal for non-Market-Maker proprietary accounts.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112); June 18, 2010 (10-058).

Rule 50.4 Trading Access

Any Trading Permit Holder who chooses to participate on the CBSX System must apply with the Exchange to act as a CBSX Market-Maker, CBSX Broker, or Proprietary Trader. The Exchange shall be responsible for approving applications of Trading Permit Holders as a CBSX Market-Maker, CBSX Broker, or Proprietary Trader for the CBSX System.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112); June 18, 2010 (10-058).

Rule 50.5 Communication Access

The connection point for any CBSX workstation must be in the United States except as otherwise provided for by the CBSX Board. CBSX may limit the locations of any CBSX workstations to specified locations or cities if necessary to ensure the operational integrity of the CBSX System.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112).

Rule 50.6 Liability and Legal Proceedings

The provisions of Rules 2.24, 6.7, and 6.7A shall apply to CBSX to the same extent that they apply to the Exchange and references in those rules to the Exchange shall also be deemed to be references to CBSX.

Adopted March 2, 2007 (06-112).

Rule 50.7 Limitation on Reporting Authorities' Liability

(a) The term "Reporting Authority", for purposes of this rule, shall have the same meaning as set forth in Rule 24.1(h).

(b) The disclaimers found under Rule 24.14 shall apply to any Reporting Authority with respect to any index or portfolio underlying a series of IPRs, IPSs, index warrants, or any other index-related securities governed by the rules of Chapters 50 through 55. The terms "option" and "option contract" as used in Rule 24.14 shall be deemed for the purpose of this rule to include IPRs, IPSs, index warrants or other index-related securities governed by the rules of Chapters 50 through 55, as the case may be.

Adopted September 11, 2006 (04-21).

CHAPTER LI Operational Matters

Rule 51.1 Securities Dealt In

No Trading Permit Holder shall bid, offer, purchase or sell on the CBSX System any security subject to the rules in these Chapters 50-55, unless such security has been admitted to dealings on CBSX as a listed security or as a security to which unlisted trading privileges (UTP) apply, on an "issued", "when issued", or "when distributed" basis. CBSX will trade via UTP NMS Stocks including those listed on the NASDAQ Stock Market.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112); June 18, 2010 (10-058).

Rule 51.2 Days and Hours of Business

Except under unusual conditions as may be determined by the CBSX Board, the hours during which transactions in the securities that are subject to the rules in these Chapters 50-55 shall be as set forth below:

(a) Stocks, IPRs and IPSs. The hours during which stock, IPR and IPS transactions may be made on CBSX are 7:30 a.m. (Central Time) until 3:45 p.m. (Central Time). The time period from 8:30 a.m. (Central Time) until 3:00 p.m. (Central Time) shall be considered regular trading hours ("CBSX Regular Trading Hours"), and all other times that CBSX is open for trading shall be considered extended trading hours ("CBSX Extended Trading Hours").

(b) Warrants and Currency Warrants. The hours during which transactions in warrants and currency warrants may be made on CBSX shall be as provided in Rule 6.1 in respect of stock options.

(c) Index Warrants and UIT Interest. The hours during which transactions in index warrants may be made on CBSX shall be as provided in Rule 24.6 in respect of index options.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112); October 30, 2009 (09-083); January 14, 2010 (10-004); October 4, 2010 (10-090).

. . . ***Interpretations and Policies:***

.01 Required Disclosures for CBSX Extended Trading Hours. With respect to trading during CBSX Extended Trading Hours, the following shall apply:

No CBSX Trader may accept an order from a customer for execution during CBSX Extended Trading Hours without disclosing to such customer that trading during CBSX Extended Trading Hours involves material trading risks, including the possibility of lower liquidity, high volatility, changing prices, unlinked markets, an exaggerated effect from news announcements, wider spreads and any other relevant risk. The absence of an updated underlying index or portfolio value or intraday indicative value is an additional trading risk during Extended Trading Hours for UTP Derivative Securities. The disclosures required pursuant to this Rule may take the following form or such other form as provides substantially similar information:

(a) *Risk of Lower Liquidity.* Liquidity refers to the ability of market participants to buy and sell securities. Generally, the more orders that are available in a market, the greater the liquidity. Liquidity is important because with greater liquidity it is easier for investors to buy or sell securities, and as a result, investors are more likely to pay or receive a competitive price for securities purchased or sold. There may be lower liquidity during CBSX Extended Trading Hours as compared to CBSX Regular Trading Hours. As a result, your order may only be partially executed, or not at all.

(b) *Risk of Higher Volatility.* Volatility refers to the changes in price that securities undergo when trading. Generally, the higher the volatility of a security, the greater its price swings. There may be greater volatility during CBSX Extended Trading Hours as compared to CBSX Regular Trading Hours. As a result, your order may only be partially

executed, or not at all, or you may receive an inferior price during CBSX Extended Trading Hours as compared to CBSX Regular Trading Hours.

(c) *Risk of Changing Prices.* The prices of securities traded during CBSX Extended Trading Hours may not reflect the prices either at the end of CBSX Regular Trading Hours, or upon the opening of the next morning. As a result, you may receive an inferior price during CBSX Extended Trading Hours as compared to CBSX Regular Trading Hours.

(d) *Risk of Unlinked Markets.* Depending on the trading system used during CBSX Extended Trading Hours or the time of day, the prices displayed on a particular system during CBSX Extended Trading Hours may not reflect the prices in other concurrently operating trading systems dealing in the same securities during CBSX Extended Trading Hours. Accordingly, you may receive an inferior price in one system used during CBSX Extended Trading Hours than you would in another system used during CBSX Extended Trading Hours.

(e) *Risk of News Announcements.* Normally, issuers make news announcements that may affect the price of their securities after CBSX Regular Trading Hours. Similarly, important financial information is frequently announced outside of CBSX Regular Trading Hours. These announcements may occur during CBSX Extended Trading Hours, and if combined with lower liquidity and higher volatility, may cause an exaggerated and unsustainable effect on the price of a security.

(f) *Risk of Wider Spreads.* The spread refers to the difference in price between what you can buy a security for and what you can sell it for. Lower liquidity and higher volatility during CBSX Extended Trading Hours may result in wider than normal spreads for a particular security.

(g) *Risk of Lack of Calculation or Dissemination of Underlying Index Value or Intraday Indicative Value ("IIV").* For certain derivative securities products, an updated underlying index or portfolio value or IIV may not be calculated or publicly disseminated during CBSX Extended Trading Hours. Since the underlying index or portfolio value and IIV are not calculated or widely disseminated during CBSX Extended Trading Hours, an investor who is unable to calculate implied values for certain derivative securities products during CBSX Extended Trading Hours may be at a disadvantage to market professionals.

Adopted January 14, 2010 (10-004).

Rule 51.3 States of Operation

(a) Pre-Opening. Pre-opening is some pre-determined period of time, as determined by CBSX, prior to the opening during which the CBSX System will accept orders and quotes, but during which no trading will take place.

(b) Opening. During the Opening, the CBSX System will accept orders and quotes for some period of time as determined by CBSX. At the end of that period of time, quotes and orders will be accepted for some period of time (but will not be included in the opening trade). During this time, the length of which is determined by CBSX, opening prices are established. At the end of the Opening, the CBSX System will complete the opening trades, if any, and then change the state of the class to Trading. Opening procedures are governed by Rule 52.2.

(c) Trading. During Trading, securities will trade freely and orders and quotes will be accepted.

(d) Trading Halts. During Trading Halts as declared in accordance with Rule 6.3B and 52.3, orders are accepted by the CBSX System. Securities will have to go through the pre-opening and opening procedures before it reverts to the state of Trading.

(e) Closed. The System changes the state to Closed at a time predetermined by CBSX consistent with Rule 51.2. Trading is stopped but the CBSX System continues to accept certain types of orders to allow CBSX Traders to maintain their orders. At some designated time, as determined by CBSX, the CBSX System stops accepting orders and performs end-of-day procedures as described in Rule 51.6.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112).

Rule 51.4 Units of Trading

The unit of trading in stocks, the unit of trading in IPRs, the unit of trading in IPSs and the unit of trading in Trust Issued Receipts shall be 100 shares or units, except as otherwise established by CBSX. The unit of trading in all other securities traded subject to the rules in these Chapters 50 through 55 shall be as determined by the CBSX Board.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112).

Rule 51.5 Increments for Bids and Offers

Bids or offers in securities traded pursuant to Chapters 50-55 shall not be made at an increment less than $0.01 per share except in the case of a security that the Commission has exempted from Rule 612 of Regulation NMS.

Adopted September 11, 2006 (04-21).

Rule 51.6 End of Day/Session Process

The CBSX System will automatically delete expiring orders (*i.e.*, day orders and session orders) and expiring GTC (Good-`til-Canceled) orders after the close.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112).

Rule 51.7 Definition of Bids and Offers

Bids and offers may specify only the following conditions:

(a) Cash--For delivery upon the day of contract.

(b) Next Day--For delivery on the next business day following the day of the contract applicable only to bids and offers in (i) warrants in accordance with procedures set forth in Rules 54.4 and 54.5 and (ii) such other securities and on such conditions as may from time to time be specified by CBSX.

(c) Regular Way--For delivery upon the third business day following the day of the contract unless the Rules of the Clearing Corporation otherwise direct. A bid or offer made without stated conditions shall be deemed to have been made in the "regular way."

(d) When Issued--For delivery "when issued" as determined by CBSX.

(e) Two-Day - For delivery upon the second business day following the day of the contract.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112); amended September 28, 2011 (11-089).

Rule 51.8 Types of Orders Handled

At the discretion of CBSX, and once the CBSX System is so enabled, any of the following types of orders may be accommodated on the CBSX System:

(a) *Market Order.* A market order is an order to buy or sell a stated number of shares at the best price available on the CBSX System. Market orders shall not be entered during CBSX Extended Trading Hours.

(b) *Limit Order.* A limit order is an order to buy or sell a stated number of shares at a specified price, or better.

(c) *Cancel Order.* A cancel order is an order that cancels partially or fully an existing buy or sell order.

(d) *Cancel Replace Order.* A cancel replace order is an order to cancel fully an existing buy or sell order and replace it with a new order that has a different quantity or a different price.

(e) *Day Order.* A day order is an order that remains in the CBSX Book until it either trades or expires at the end of the day it was entered.

(f) *Good-'til-Canceled Order.* A Good-'til-Canceled order remains in the CBSX Book until either it trades or is withdrawn by the submitting trader or his firm.

(g) *Contingency Order.* A contingency order is a limit or market order to buy or sell that is contingent upon a condition being satisfied while the order is held in the CBSX Book for execution.

(1) *Opening Only.* An Opening Only order may be a market order or a limit order that may be accepted when the CBSX System is in the Pre-Opening, Trading Halt, or Closed states. An Opening Only order either will be executed at the opening or canceled.

(2) *All or None.* An all or none order is an order which is to be executed in its entirety at its limit price.

(3) *Fill-or-Kill Order.* A fill-or-kill order is an order which is to be executed in its entirety immediately upon its receipt. If the order is not so executed, it is canceled.

(4) *Immediate-or-Cancel Order.* An immediate-or-cancel order is a market or limit order which is to be executed in whole or in part immediately and automatically after it is received by the CBSX System without delay for any purpose. Any portion not so executed is to be treated as canceled and shall not be routed to other trading centers.

(5) *Minimum Volume Order.* A minimum volume order is an order where the fill should at least equal the minimum volume specified, which is an amount less than the total volume of the order.

(6) *Stop (stop-loss) Order.* A stop order is an order to buy or sell when the market for a particular security reaches a specified price (*i.e.* it is elected). A stop order to buy becomes a market order when the security trades at or above the stop price on the original listing market. A stop order to sell becomes a market order when the security trades at or below the stop price on the original listing market.

(7) *Stop-limit Order.* A stop-limit order is an order to buy or sell when the market for a particular security reaches a specified price (*i.e.* it is elected). A stop-limit order to buy becomes a limit order when the security trades at or above the stop-limit price on the original listing market. A stop-limit order to sell becomes a limit order when the security trades at or below the stop-limit price on the original listing market.

(8) *Market-on-close Order.* A market-on-close order is a market or limit order that is to be executed during some defined period of time prior to the close and should be filled at or near to the Closing price for the particular security.

(9) *CBSX-Only Order.* A CBSX-only order is an order to buy or sell that is to be executed in whole or in part on CBSX without routing the order to another market center or market participant.

(10) *Silent Order.* A silent order is an order that is not displayed publicly on the CBSX Book but is to be executed at the National Best Bid ("NBB") (for a "buy" order) or National Best Offer ("NBO") (for a "sell" order). A silent order is an order with an optional contingency price which will indicate the highest price that

a buyer is willing to pay or the lowest price at which a seller is willing to accept (such contingency price to be in $0.01 (full penny) increments only). If the NBB is higher than this contingency price for a Buy order, or the NBO is lower than this contingency price for a Sell, Sell Short, or Sell Short Exempt order, the order, or remainder of the order, will be canceled prior to trading. A silent order may trade with any other type of order and is to execute following the execution of any displayed orders at the National Best Bid and Offer ("NBBO") (if there are any displayed orders at the NBBO) and has a higher trading priority than All or None orders. A silent order will never be routed to an away market. When the NBBO is locked or crossed, a silent order will never trade, but instead rest on the CBSX Book and remain eligible to trade once the NBBO is no longer locked or crossed.

(11) *Silent-Mid Order.* A silent-mid order is an order that is not displayed publicly on the CBSX Book but is to be executed at the mid-point between the NBBO. A silent-mid order is an order with an optional contingency price which will indicate the highest price that a buyer is willing to pay or the lowest price at which a seller is willing to accept. A silent-mid order may trade in $0.005 increments if priced at or above $1 and $0.0001 increments if priced below $1. If the mid-point between the NBBO is not at a tradable increment, CBSX will round down to the nearest tradable increment. If the mid-point of the NBBO is higher than this contingency price for a Buy order or is lower than this contingency price for a Sell, Sell Short, or Sell Short Exempt order, the order, or remainder of the order, will be canceled prior to trading. A silent-mid order may trade with any other type of order and is to execute following the execution of any displayed orders at the NBBO (if there are any displayed orders at the NBBO) and has a higher trading priority than All or None orders and Silent-Post-Mid orders. A silent-mid order will never be routed to an away market. When the NBBO is locked or crossed, a silent-mid order will never trade, but instead rest on the CBSX Book and remain eligible to trade once the NBBO is no longer locked or crossed.

(12) *Silent-Post-Mid Order.* A silent-post-mid order is an order that is not displayed publicly on the CBSX Book but is to be executed at the mid-point between the NBBO. A silent-post-mid order is an order with an optional contingency price which will indicate the highest price that a buyer is willing to pay or the lowest price at which a seller is willing to accept. A silent-post-mid order may trade in $0.005 increments if priced at or above $1 and $0.0001 increments if priced below $1. If the mid-point between the NBBO is not at a tradable increment, CBSX will round down to the nearest tradable increment. If a silent-post-mid order is to trade upon its arrival into the system (thereby "removing" liquidity), it will not trade, but instead rest until another order comes in for it to trade against. If the NBBO mid-point is higher than this contingency price for a Buy order or is lower than this contingency price for a Sell, Sell Short, or Sell Short Exempt order, the order, or remainder of the order, will be canceled prior to trading. A silent-post-mid order may trade with any other type of order and is to execute following the execution of any displayed orders at the NBBO (if there are any displayed orders at the NBBO) and has a higher trading priority than All or None orders but a lower priority than Silent-Mid orders. A silent-post-mid order will never be routed to an away market. When the NBBO is locked or crossed, a silent-post-mid order will never trade, but instead rest on the CBSX Book and remain eligible to trade once the NBBO is no longer locked or crossed.

(13) *Silent-Mid-Seeker Order.* A silent-mid-seeker order is a take-only order that will never rest in the CBSX Book and is to be executed only at the mid-point between the NBBO. A silent-mid-seeker order may trade in $0.005 increments if priced at or above $1 and $0.0001 increments if priced below $1. If the mid-point between the NBBO is not at a tradable increment, CBSX will round down to the nearest tradable increment. If, upon the entry of a silent-mid-seeker order, there is undisplayed interest resting on the CBSX Book at the mid-point between the NBBO, the silent-mid-seeker order will interact with this interest. If the undisplayed resting interest is for a greater quantity than the silent-mid-seeker order, the silent-mid-seeker order will trade with the undisplayed resting interest up to the quantity of the silent-mid-seeker order, and the remainder of the undisplayed interest will remain resting on the CBSX Book. If the undisplayed resting interest is for a smaller quantity than the silent-mid-seeker order, the silent-mid-seeker order will trade with the undisplayed resting interest up to the quantity of the undisplayed resting interest, and the remainder of the silent-mid-seeker order will be canceled. If there is no undisplayed resting interest at the midpoint of the

NBBO, the silent-mid-seeker order will be canceled. A silent-mid-seeker order will never be routed to an away market. When the NBBO is locked or crossed, a silent-mid-seeker order will be canceled.

(h) *Scale Order.* An order to buy (or sell) a security which specifies the total amount to be bought (or sold) and the amount to be bought (or sold) at specified price variations.

(i) *Sell "Plus" Order.* A market order to sell "plus" is a market order to sell a stated amount of a stock provided that the price to be obtained is not lower than the last sale if the last sale was a "plus" or "zero plus" tick, and is not lower than the last sale plus the minimum incremental change in the stock if the last sale was a "minus" or "zero minus" tick. A limited price order to sell "plus" would have the additional restriction of stating the lowest price at which it could be executed.

(j) *Buy "Minus" Order.* A market order to buy "minus" is a market order to buy a stated amount of a stock provided that the price to be obtained is not higher than the last sale if the last sale was a "minus" or "zero minus" tick, and is not higher than the last sale minus the minimum incremental change in the stock if the last sale was a "plus" or "zero plus" tick. A limited price order to buy "minus" would have the additional restriction of stating the highest price at which it could be executed.

(k) *Switch Order-Contingent Order.* An order for the purchase (sale) of one stock and the sale (purchase) of another stock at a stipulated price difference.

(l) *Time Order.* An order which becomes a market or limited price order at a specified time.

(m) *Odd-Lot Order.* An order to purchase or sell a security in an amount less than the unit of trading. Odd-Lot orders may have contingencies.

(n) *Intermarket Sweep Order (ISO).* ISO shall have the meaning set forth in Rule 600(b) of Regulation NMS under the Securities Exchange Act of 1934 and, when received by the CBSX System shall be executed (i) immediately at the time such order is received, (ii) without regard for better-priced Protected Quotations displayed at one or more other market centers, and (iii) at prices equal to or better than the limit price, with any portion not so executed to be booked unless the ISO is also designated as IOC in which case the remaining portion will be treated as cancelled.

(o) *Reserve Order*. Limit orders with a portion of the size that is to be displayed and with a reserve portion of the size at the same price that is not to be displayed, but is to be used to refresh the displayed size when the displayed size is executed in full.

(p) *Middle Market Cross Order (MMO)*. An unpriced order to trade at the prevailing midpoint of the NBBO (or BBO if no other market centers are disseminating a Protected Quotation) against a contra MMO for the same size. MMOs may only be entered when the bid price for the security is $1 or greater. MMOs may be executed in increments as small as one-half of the minimum increment established pursuant to Rule 51.5, however, a Trading Permit Holder may not enter an MMO as a principal buyer (seller) when the prevailing NBBO (or BBO if no other market centers are disseminating a Protected Quotation) is one cent ($.01) wide and that Trading Permit Holder is agent for a customer order resting at the national best bid (offer) (or BBO if no other market centers are disseminating a Protected Quotation).

(q) *Cross Only Order*. An order that may only be executed against a contra Cross Only Order for the same size and price. Cross Only Orders may only be entered at prices at or between the NBBO and, when at the CBSX BBO, consistent with the requirements of Rule 52.11.

(r) *Cross and Sweep Order*. A Cross Only Order that is priced outside of the NBBO and/or the BBO where the applicable side of the CBSX Book is satisfied by the Cross and Sweep Order and any disseminated better priced

protected quotations at away market centers are swept with ISOs by the CBSX System. Any remaining balance on a partially executed Cross and Sweep Order shall be cancelled by the CBSX System.

(s) *Pegged Cross Order.* A Pegged Cross Order is priced to trade at the prevailing national best bid or a designated penny or subpenny amount higher than the national best bid, or at the national best offer or a designated penny or subpenny amount lower than the national best offer. Execution of a Pegged Cross shall not trade through any Protected Quotations. If the designated number of ticks would cause the price of the trade to trade-though the NBBO on the opposite side of the market, then the system will re-price the cross to the nearest price that wouldn't cause a trade-through and that would comply with the priority requirements of Rule 52.11 and any other CBSX priority rules as they exist from time to time. If the system is unable to find a price that would not cause a trade-through and comply with the priority requirements of Rule 52.11 or if the national best bid is crossed with the national best offer, it will cancel the cross orders. Additionally, if the national best bid is locked with the national best offer, the Pegged Cross order will execute at the lock price if the execution would comply with the priority requirements of Rule 52.11.

(t) *Market-Maker Trade Prevention Order.* A Market-Maker Trade Prevention Order is an immediate-or-cancel order that is marked with the Market-Maker Trade Prevention designation. A Market-Maker Trade Prevention Order that would trade against a resting quote or order for the same Market-Maker will be cancelled, as will the resting quote or order. In circumstances in which both the Market-Maker Trade Prevention Order and a Self-Trade Prevention modifier are implicated, the Self-Trade Prevention modifier shall rule and take precedence.

(u) Tied Cross Only Order. A Tied Cross Only Order is an order to trade the stock component of a qualified contingent trade which meets the qualified contingent trade exemption pursuant to Rule 611(d) of Regulation NMS under the Exchange Act. A Tied Cross Only Order may be executed without regard to the protected NBBO. The order may only be executed against a contra Tied Cross Only Order for the same size and price and may only be executed at prices at or within the CBSX BBO and, when at the CBSX BBO, consistent with the requirements of Rule 52.11.

Adopted September 11, 2006 (04-21); amended September 27, 2006 (06-70); March 2, 2007 (06-112); September 19, 2008 (08-97); February 4, 2009 (08-123); December 24, 2009 (09-100); January 14, 2010 (10-004); June 18, 2010 (10-058); April 6, 2011 (11-036); November 1, 2011 (11-102); June 7, 2012 (12-013); August 23, 2012 (12-049); January 30, 2013 (12-133).

. . . ***Interpretations and Policies:***

.01 *Subpenny Provision for Cross Orders.* Any type of cross order, whether the order is priced less than or at or above $1.00, may be submitted in an increment as small as $0.0001, provided however, that CBSX shall not allow any type of cross order (except a midpoint cross) priced (i) at or above $1.00, to execute at a price less than $.01 better than any order on the same side of the market of the CBSX BBO or (ii) under $1.00, to execute at a price less than $.0001 better than any order on the same side of the market of the CBSX BBO, unless the subpenny cross would have priority at the CBSX BBO pursuant to Rule 52.11 and any other CBSX priority rules as they exist from time to time.

Adopted December 24, 2009 (09-100).

.02 Sell orders submitted to the CBSX System must be marked "long," "short," or "short exempt" in compliance with Regulation SHO under the Exchange Act. If a short sale "circuit breaker" is triggered in an NMS stock under Regulation SHO, then:

(a) sell orders marked "short," will be handled by the CBSX System as follows:

(1) short sell orders that are resting in the CBSX Book at the time a circuit breaker is triggered will be permitted to continue resting and/or execute;

(2) short sell orders that are received by the CBSX System after the time a circuit breaker is triggered and while the NMS stock is open for trading on CBSX that are:

(A) priced above the National Best Bid will be permitted to rest and/or execute; or

(B) priced at or below the National Best Bid will be rejected/cancelled; and

(3) short sell orders that are received by the CBSX System after the time a circuit breaker is triggered and prior to the opening of trading or reopening of trading following a halt, suspension or pause in the NMS stock will be cancelled/rejected; and

(b) sell orders marked "short exempt" will be permitted to rest and/or execute without regard to when the order is received or whether the order is priced above, at or below the National Best Bid.

Adopted November 3, 2010 (10-099); amended January 25, 2011 (11-005).

Rule 51.9 Trading in "When Issued" and "When Distributed" Securities

(a) All rules of the Exchange pertaining to "when issued" or "when, as and if issued" trading and contracts shall also apply to "when distributed" trading and contracts. The term "when issued" or "when, as and if issued" as used in any rule of the Exchange now or hereafter in effect also means "when distributed."

(b) CBSX may permit dealings on a "when distributed" basis in a security which is issued and outstanding and which, pursuant to a definitive plan, is to be distributed to holders of securities of another issuer, provided--

(1) The security to be dealt in on a "when distributed" basis is issued and outstanding and (i) is registered pursuant to the Exchange Act as either a listed security or a security admitted to unlisted trading privileges or (ii) is eligible for admission to dealings as a security temporarily exempt from the operation of Section 12(a) of the Exchange Act pursuant to a rule of the Securities and Exchange Commission;

(2) A definitive plan providing, among other things, for distribution of the security pro rata to the holders of one or more issued and outstanding securities of the distributor has been authorized by appropriate corporate action and, if necessary, approved by a court or other governmental body, agency or commission having jurisdiction;

(3) The distribution of the security when completed will be sufficiently broad to meet CBSX's customary requirements in that regard; and

(4) The distributor has authorized the distribution of such security to holders of record as of, or commencing on, a specified date.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112).

. . . ***Interpretations and Policies:***

.01 No securities shall be admitted to dealings on CBSX on a "when, as and if issued" basis unless there has been filed with CBSX an authoritative plan or statement covering the issuance of such securities or rights. Settlement of all contracts for securities "when, as and if issued" shall be contingent upon the issuance of such securities in accordance with the terms of said plan or statement.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112).

.02 When dealings in a security on a "when issued" or "when distributed" basis are suspended, and dealings in the same security are continued on a "regular way" basis, all orders on the CBSX Book for the purchase or sale of such security on a "when issued" or "when distributed" basis will expire at the close of business on the day before such dealings on a "when issued"or "when distributed" basis are suspended, unless otherwise directed by CBSX.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112).

Rule 51.10 Procedures for Bids and Offers on a "When Issued" Basis

(a) When made without stated conditions, bids and offers in stocks admitted to dealings on a "when issued" basis shall be considered to be "regular way" (*i.e.*, for delivery on the third full business day following the day of the contract). If not "regular way" bids and offers in stocks admitted to dealings on a "when issued" basis shall be made only as follows, but may be made simultaneously as essentially different propositions:

(1) "Cash"--For delivery on the day of the contract;

(2) "Next Day"--For delivery on the first business day following the day of the contract.

(b) Bids and offers in rights to subscribe shall be made only "next day" on the second and third full business days preceding the final day for subscription, and shall be made only for "cash" on the day preceding the final day for subscription, except as otherwise designated by CBSX.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112).

Rule 51.11 Securities Quoted "Ex-dividend," "Ex-distribution," "Ex-rights" or "Ex-interest"

(a) Transactions in stocks (except those made for "cash") shall be ex-dividend or ex-rights on the second business day preceding the record date fixed by the corporation or the date of the closing of transfer books. Should such record date or such closing of transfer books occur upon a day other than a business day, this Rule shall apply for the third preceding business day. Transactions in stocks made for "cash" shall be ex-dividend or ex-rights on the business day following said record date or date of closing of transfer books. Notwithstanding the foregoing, the CBSX Board may order otherwise in particular cases.

(b) When a stock is quoted "ex-dividend," "ex-distribution," "ex-rights," or "ex-interest," open orders to buy and open stop orders to sell shall be reduced by the value of the payment or rights, and shall be increased in shares in the case of stock dividends and stock distributions which result in round lots, on the day the security sells "ex." Should the disbursement be in an amount other than the fraction in which bids and offers are made, or a multiple thereof, open buy orders and open stop orders to sell shall be reduced by the next higher fraction. (With open stop limit orders to sell, the limit, as well as the stop price, shall be reduced.) Open stop orders to buy and open selling orders shall not be reduced.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112).

. . . ***Interpretations and Policies:***

.01 Reduction of orders--Proportional procedure. Open buy orders and open stop orders to sell shall be reduced by the proportional value of a stock dividend or stock distribution on the day a security sells ex-dividend or ex-distribution. The new price of the order is determined by dividing the price of the original order by 100% plus the percentage value of the stock dividend or stock distribution. For example, in a stock dividend of 3%, the price of an order would be divided by 103%.

The chart at the end of Interpretation and Policy .03 lists, for the more frequent stock distributions, the percentages by which the prices of open buy orders and open stop orders to sell shall be divided to determine the new order prices.

If, as a result of this calculation, the price is not equivalent to or is not a multiple of the minimum increment in which bids and offers are made in the particular security, the price should be rounded to the next lower increment.

In reverse splits, all orders (including open sell orders and open stop orders to buy) should be cancelled.

Adopted September 11, 2006 (04-21).

.02 Procedure for increase in number of shares. When there is a stock dividend or stock distribution, open buy orders and open stop orders to sell shall be increased in shares as follows:

(a) When there is a stock dividend or stock distribution which results in one or more *full* shares for each share held, the number of shares in open buy orders and open stop orders to sell shall be increased accordingly.

EXAMPLES:

A 3-for-1 stock distribution.

An order for 100 shares is increased to 300 shares.

An order for 200 shares is increased to 600 shares.

An order for 500 shares is increased to 1,500 shares.

(b) When there is a stock dividend or stock distribution of less than a one-for-one basis and thus results in *fractional* shares, open buy orders and open stop orders to sell shall be increased to the lowest full round-lot.

EXAMPLES:

A 25% stock dividend or a 5-for-4 stock distribution.

An order for 100 shares remains at 100 shares.

An order for 300 shares remains at 300 shares.

An order for 900 shares is increased to 1,100 shares.

An order for 2,000 shares is increased to 2,500 shares.

(c) When there is a stock dividend or stock distribution which results in fractional shares combined with full shares, the number of shares in open buy orders and open stop orders to sell shall be increased to the lowest full round-lot.

EXAMPLES:

A 5-for-2 stock distribution.

An order for 100 shares is increased to 200 shares.

An order for 200 shares is increased to 500 shares.

An order for 700 shares is increased to 1,700 shares.

An order for 1,200 shares is increased to 3,000 shares.

Adopted September 11, 2006 (04-21).

.03 Responsibility for reducing price and increasing shares in orders. Open orders held by the CBSX System prior to the day a stock sells ex-dividend, ex-distribution or ex-rights shall be reduced in price and, if Interpretation and Policy .02 is applicable, increased in shares by the value of the dividend, distribution or rights, unless he is otherwise instructed by the Trading Permit Holder or TPH organization from whom the orders were received. In this regard, a Trading Permit Holder or TPH organization may enter a Do Not Reduce or "DNR" order if he or it does not want the price of an order reduced for cash dividends, or a Do Not Increase or "DNI" order if he or it does not want an order increased in shares for stock dividends or stock distributions.

Distribution	*Price of Order Divided by*	*Distribution*	*Price of Order Divided By*
5-for-4	125%	2-for-1	200%
4-for-3	133- 1/3%	5-for-2	250%
3-for-2	150%	3-for-1	300%
5-for-3	166- 2/3%	4-for-1	400%

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112); June 18, 2010 (10-058).

Rule 51.12 CBSX Floor Post

(a) *Generally.* CBSX may maintain a location on the Exchange trading floor apart from the equity option trading posts for purposes of providing price discovery for securities traded on CBSX. Floor Brokers and CBSX Market-Makers personnel shall have access to the CBSX Floor Post. Open-outcry trading of CBSX securities is not allowed at the CBSX Floor Post. All orders entered at the CBSX Floor Post shall trade on the CBSX System in accordance with these Rules in the same manner as orders entered from remote locations. CBSX shall ensure that no direct sightlines exist between the CBSX Floor Post and the equity option trading posts.

(b) *Restrictions.*

(1) Trading Permit Holders are prohibited from using hand signals or other like means of communication to communicate between the CBSX Floor Post and the equity option trading posts.

(2) Except for CBSX Market-Makers, Trading Permit Holders may only enter proprietary orders while at the CBSX Floor Post if such orders are submitted as cross orders or IOC orders as defined in Rule 51.8.

Adopted March 2, 2007 (06-112); amended December 19, 2007 (07-129); August 31, 2009 (09-047); June 18, 2010 (10-058).

Rule 51.13 Self-Trade Prevention Modifiers

(a) *Generally.* A CBSX Trader may elect for all of his proprietary orders and quotes to be marked with a Self-Trade Prevention modifier. If a CBSX Trader makes such an election, any quote or order he submits will be prevented from executing against a resting opposite side order or quote that is labeled as originating from the same associated acronym and trading for the same account (for the purposes of this Rule, the "Same CBSX Trader"). A CBSX Trader may only elect for one of: Cancel Newest, Cancel Oldest, or Cancel Both Self-Trade Prevention options. Such election shall apply to all of the CBSX Trader's eligible proprietary orders and quotes, and cannot be made on a per-order, per-quote, or security-by-security basis. In circumstances in which both the Market-Maker Trade Prevention Order and a Self-Trade Prevention Modifier are implicated, the Self-Trade Prevention modifier shall rule and take precedence.

(b) *Types of Self-Trade Prevention modifiers.* Any of the types of Self-Trade Prevention modifiers may be accommodated on the CBSX System (upon election for one of such modifiers by a CBSX Trader):

(1) Cancel Newest Self-Trade Prevention modifier. Any incoming order or quote submitted by a CBSX Trader will not execute against opposite side resting interest from the Same CBSX Trader. The incoming order or quote (or any portion thereof) will be canceled back to the Same CBSX Trader if such order or quote cannot trade with another eligible order or quote originating from any origin other than the Same CBSX Trader (for the purposes of this Rule 51.13, "Another CBSX Trader") (the incoming order or quote may only trade with another eligible order or quote originating from Another CBSX Trader if the order or quote originating from Another CBSX Trader is at as good a price as the order or quote from the Same CBSX Trader that is being "skipped over"). The resting order or quote from the Same CBSX Trader will remain on the book. In the case of an opening or re-opening, the newer of the two orders or quotes submitted by the Same CBSX Trader will be canceled, and the older order or quote will be permitted to trade with eligible orders or quotes originating from Another CBSX Trader, and any remaining portion thereof will remain in the book.

(2) Cancel Oldest Self-Trade Prevention modifier. Any incoming order or quote submitted by a CBSX Trader will not execute against opposite side resting interest from the Same CBSX Trader. When a CBSX Trader submits an incoming order or quote that would trade against opposite side resting interest from the Same CBSX Trader, that opposite side resting interest will be canceled. The incoming order or quote will be eligible to trade with another eligible order or quote originating from Another CBSX Trader. If any portion of the incoming order or quote does not trade with another eligible order or quote originating from Another CBSX Trader, it will be entered into the book. In the case of an opening or re-opening, the older of the two orders or quotes submitted by the Same CBSX Trader will be canceled, and the newer order or quote will be permitted to trade with eligible orders or quotes originating from Another CBSX Trader, and any remaining portion thereof will be entered into the book.

(3) Cancel Both Self-Trade Prevention modifier. Any incoming order or quote submitted by a CBSX Trader will not execute against opposite side resting interest from the Same CBSX Trader. When a CBSX Trader submits an incoming order or quote that would trade against opposite side resting interest from the Same CBSX Trader, that opposite side resting interest will be canceled. The incoming order or quote (or any portion thereof) will be canceled back to the Same CBSX Trader if such order or quote (or part of such order or quote) cannot trade with another eligible order or quote originating from Another CBSX Trader. In the case of an opening or re-opening, both of the two orders or quotes will be canceled.

Adopted June 7, 2012 (12-013).

CHAPTER LII Trading Rules and Processing of Orders

Rule 52.1 Matching Algorithm/Priority

(a) *Generally.* CBSX will determine to apply, for each non-option security traded on the CBSX System, one of the following rules of trading priority. CBSX will issue a Regulatory Circular periodically which will specify which priority rules will govern which security any time CBSX changes the priority.

(1) *Price-Time Priority.* Under this method, resting orders in the CBSX Book are prioritized according to price and time. If there are two or more orders at the best price then priority is afforded among these orders in the order in which they were received by the CBSX System.

(2) *Pro Rata Priority.* Under this method, resting orders in the book are prioritized according to price. If there are two or more orders at the best price then trades are allocated proportionally according to size (in a pro rata fashion). The executable quantity is allocated to the nearest whole number, with fractions 1/2 or greater rounded up and fractions less than 1/2 rounded down. If there are two market participants that both are entitled to an additional 1/2 share and there is only one share remaining to be distributed, the additional share will be distributed to the market participant

whose quote or order has time priority. Further, if the Pro Rata Priority method is in place, the Public Customer Priority overlay described in paragraph (b) below must always be in effect.

(b) *Additional Priority Overlays.* In addition to the base allocation methodologies set forth above, CBSX may determine to apply, on a security-by-security basis, any or all of the following designated market participant overlay priorities in a sequence determined by CBSX. CBSX will issue a Regulatory Circular periodically which will specify which securities are subject to these additional priorities as well as any time CBSX changes these priorities.

(1) *Public Customer.* When this priority overlay is in effect and no other priority overlays are in effect, the highest bid and lowest offer shall have priority except that public customer orders shall have priority over non-public customer orders at the same price. If other priority overlays are also in effect, priority is established in the sequence designated by CBSX. In either case, if there are two or more public customer orders at the same price, priority shall be afforded to such public customer orders in the sequence in which they are received by the CBSX System, even if the Pro Rata Priority allocation method is the chosen allocation method. For purposes of this Rule, a Public Customer order is an order for an account in which no Trading Permit Holder, non-Trading Permit Holder participant in a joint-venture with a Trading Permit Holder, or non-Trading Permit Holder broker-dealer (including a foreign broker-dealer) has an interest.

(2) *Market Turner.* When this priority overlay is in effect and no other priority overlays are in effect, the Market Turner has priority at the highest bid or lowest offer that he established. If other priority overlays are also in effect, priority is established in the sequence designated by CBSX. In either case, the Market Turner priority at a given price remains with the order once it is earned. For example, if the market moves in the same direction as the direction in which the order from the Marker Turner moved the market, and then the market moves back to the Market Turner's original price, then the Market Turner retains priority at the original price.

(3) *Trade Participation Right.* CBSX DPMs or CBSX LMMs may be granted trade participation rights pursuant to the provisions of Chapter 53 up to the applicable participation right percentage designated pursuant to the provisions of Rule 53.57. If other priority overlays are also in effect, priority is established in the sequence designated by CBSX, subject to (A)-(E) below. In allocating the participation right, all of the following shall apply:

(A) To be entitled to their participation right, a CBSX DPM's/LMM's order and/or quote must be at the best price.

(B) A CBSX DPM/LMM may not be allocated a total quantity greater than the quantity that the CBSX DPM/LMM is quoting (including orders not part of quotes) at that price. If Pro Rata Priority is in effect, and the CBSX DPM/LMM's allocation of an order pursuant to its trade participation right is greater than its percentage share of quotes/orders at the best price at the time that the trade participation right is granted, the CBSX DPM/LMM shall not receive any further allocation of that order.

(C) The Trade Participation Right shall not be in effect unless the Public Customer priority is in effect in a priority sequence ahead of the Trade Participation Right.

(D) If the Trade Participation Right priority and the Market Turner priority are both in effect and the CBSX DPM/LMM is the Market Turner, the Market Turner priority will not be applicable.

(E) In establishing the counterparties to a particular trade, the CBSX DPM's/LMM's participation right must first be counted against the CBSX DPM's/LMM's highest priority bids or offers.

(F) If other priority overlays are in effect and designated as a higher priority than the Trade Participation Right, the participation right shall only apply to any remaining balance of an order once all higher priorities are satisfied.

(c) *Contingency Orders.* Regardless of the allocation method in place, contingency orders (except elected Stop-limit Orders) are placed last in priority order, regardless of when they were entered into the CBSX System. A contingency order that was entered before a limit order for the same security at the same price will be treated as if it were entered after the limit order. If customer priority is afforded to a particular security, customer contingency orders will have priority over non-public customer contingency orders but behind all other orders.

(d) *Reserve Orders.* Reserve Orders are placed last in priority amongst non-Contingency Orders (except elected Stop-limit Orders). Priority between Reserve Orders is handled pursuant to the matching algorithm in place for the subject security.

(e) *Cancel/Replace Orders.* Depending on how a quote or order is modified, the quote or order may change priority position as follows:

(1) If the price is changed, the changed side loses position and is placed in a priority position behind all orders of the same type (*i.e.*, customer or non-customer) at the same price.

(2) If one side's quantity is changed, the unchanged side retains its priority position.

(3) If the quantity of one side is decreased, that side retains its priority position.

(4) If the quantity of one side is increased, that side loses its priority position and is placed behind all orders of the same type at the same price.

Adopted September 11, 2006 (04-21); amended September 27, 2006 (06-70); March 2, 2007 (06-112); June 18, 2010 (10-058).

. . . Interpretations and Policies:

.01 In instances in which the Self-Trade Prevention modifiers are implicated, the Self-Trade Prevention modifier rules will supersede other allocation methods only for the purpose of preventing self-trades, as described in Rule 51.13.

Adopted June 7, 2012 (12-013).

Rule 52.2 Opening Procedures

Opening. The CBSX System shall automatically open each security at the price that provides the highest matched quantity of order volume. Subsequent to any such opening prints, or immediately if there are no pre-opening orders in a security, the CBSX System shall disseminate regular quotations.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112).

Rule 52.3 Unusual Market Conditions

(a) In addition to such other powers and duties as the CBSX Board may prescribe, Trading Officials shall have the power to: (i) supervise openings and reopenings of securities; (ii) halt or reopen trading in a security; (iii) resolve market disputes submitted to such Trading Officials by Trading Permit Holders; (iv) regulate and supervise unusual situations which may arise in connection with the making of bids, offers or transactions; and (v) supervise the operation of the applications of the ITS System or any successor to the ITS System, including the authority to resolve market disputes involving those Rules arising between CBSX users and Trading Permit Holders of other participating market centers.

(b) The Exchange will halt trading in any New Derivative Securities Product if the circuit breaker parameter of Rule 6.3B has been reached. In exercising its discretion to halt or suspend trading in a New Derivative Securities Product

pursuant to paragraph (a), the Exchange may consider factors such as the extent to which trading in the underlying securities is not occurring or whether other unusual conditions or circumstances detrimental to the maintenance of a fair and orderly market are present, in addition to other factors that may be relevant. In particular, when the Exchange is the listing market for a New Derivative Securities Product, if the Required Value applicable to that New Derivative Securities Product is not being calculated and disseminated as required, the Exchange may halt trading during the day in which the interruption to the dissemination of the Required Value occurs. If the interruption to the dissemination of the Required Value persists past the trading day in which it occurred, the Exchange will halt trading no later than the beginning of the trading day following the interruption.

(c) Trading Halts for Trading of New Derivative Securities Products on CBSX Pursuant to Unlisted Trading Privileges.

(1) CBSX Extended Trading Hours. If a New Derivative Securities Product begins trading on CBSX and subsequently a temporary interruption occurs in the calculation or wide dissemination of a Required Value applicable to that New Derivative Securities Product by a major market data vendor, CBSX may continue to trade the New Derivative Securities Product for the remainder of the CBSX Extended Trading Hours session.

(2) Normal Market Hours. Normal Market Hours are the time period from 8:30 a.m. until 3:15 p.m. During Normal Market Hours, if a temporary interruption occurs in the calculation or wide dissemination of an applicable Required Value by a major market data vendor and the listing market halts trading in the New Derivative Securities Product, CBSX, upon notification by the listing market of such halt due to such temporary interruption, also shall immediately halt trading in the New Derivative Securities Product on CBSX.

(3) If an applicable Required Value continues not to be calculated or widely disseminated as of the commencement of trading on CBSX on the next trading day, CBSX shall not commence trading of the New Derivative Securities Product that day. If an interruption in the calculation or wide dissemination of an applicable Required Value continues, CBSX may resume trading in the New Derivative Securities Product only if calculation and wide dissemination of the applicable Required Value resumes or trading in the New Derivative Securities Product resumes on the listing market.

(4) For a New Derivative Securities Product where a net asset value (or, in the case of managed fund shares or actively managed exchange-traded funds, a "disclosed portfolio") is disseminated, CBSX will immediately halt trading in such security upon notification by the listing market that the net asset value or, if applicable, such disclosed portfolio is not being disseminated to all market participants at the same time. CBSX may resume trading in the New Derivative Securities Product only when trading in the New Derivative Securities Product resumes on the listing market.

(5) Trading pursuant to unlisted trading privileges of New Derivative Securities Products on CBSX is subject to the trading halt provisions of Rules 6.3, 6.3B, 51.3, and 52.3.

(6) Definitions. For purposes of this Rule:

(i) "New Derivative Securities Product" shall have the same meaning as New Derivative Securities Product in Rule 31.5P.

(ii) "Required Value" shall mean (i) the value of any security or index underlying a New Derivative Securities Product, and (ii) the intraday indicative value, indicative optimized portfolio value, or other comparable estimate of the value of a share of a New Derivative Securities Product updated regularly during the trading day.

(d) Trading Halts of New Derivative Securities Products Listed on CBSX. With respect to New Derivative Securities Products listed on CBSX for which a Net Asset Value ("NAV") (and in the case of managed fund shares, a disclosed portfolio) is disseminated, if CBSX becomes aware that the NAV (or in the case of managed fund shares, the disclosed portfolio) is not being disseminated to all market participants at the same time, it will halt trading in the affected New Derivative Securities Product on CBSX until such time as the NAV (or in the case of managed fund shares, the disclosed portfolio, as applicable) is available to all market participants.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112); May 10, 2007 (07-37); February 21, 2008 (07-109); September 4, 2008 (08-91); November 14, 2008 (08-109); January 14, 2010 (10-004); June 18, 2010 (10-058).

*. . . **Interpretations and Policies:***

.01 The Exchange will pause trading in an individual stock in accordance with Rule 6.3C.

Approved June 10, 2010 (10-047).

Rule 52.3A Order Cancellation/Release

(a) CBSX may cancel orders as it deems to be necessary to maintain fair and orderly markets if a technical or systems issue occurs at CBSX, a routing broker in connection with the routing service provided under Rule 52.10, or another trading center to which a CBSX order has been routed. A routing broker may only cancel orders being routed to another trading center based on CBSX's standing or specific instructions or as otherwise provided in the Exchange Rules. CBSX shall provide notice of the cancellation to affected Trading Permit Holders as soon as practicable.

(b) CBSX may release orders being held on CBSX awaiting another trading center execution as it deems necessary to maintain fair and orderly markets if a technical or systems issue occurs at CBSX, a routing broker, or another trading center to which a CBSX order has been routed.

(c) For purposes of this Rule, technical or system issues shall include, without limitation, instances where CBSX has not received confirmation of an execution (or cancellation) on another trading center from a routing broker within a response time interval designated by CBSX, which interval may not be less than three (3) seconds.

Approved January 4, 2013 (12-109).

Rule 52.4 Clearly Erroneous Policy

The provisions of paragraphs (c), (e)(2), (f), and (g) of this Rule, as amended on September 10, 2010, and the provisions of paragraph (i), shall be in effect during a pilot period set to end on September 30, 2013. If the pilot is not either extended, replaced or approved permanent by September 30, 2013, the prior versions of paragraphs (c), (e)(2), (f), and (g) shall be in effect, and the provisions of paragraph (i) shall be null and void.

(a) *Definition*. For purposes of this Rule, the terms of a transaction executed on CBSX are "clearly erroneous" when there is an obvious error in any term, such as price, number of shares or other unit of trading, or identification of the security. A transaction made in clearly erroneous error and cancelled by both parties or determined by CBSX to be clearly erroneous will be removed from the Consolidated Tape.

(b) *Request and Timing of Review*. A CBSX Trader that receives an execution on an order that was submitted erroneously to CBSX for its own or customer account may request that CBSX review the transaction under this Rule. One or more senior level officials of CBSX designated by the President ("Official") shall review the transaction under dispute and determine whether it is clearly erroneous, with a view toward maintaining a fair and orderly market and the protection of investors and the public interest. Such request for review shall be made in writing via e-mail or other electronic means specified from time to time by CBSX in a circular distributed to CBSX Traders.

(i) *Requests for Review*. Requests for review must be received within thirty (30) minutes of execution time and shall include information concerning the time of the transaction(s), security symbol(s), number of shares, price(s), side (bought or sold), and factual basis for believing that the trade is clearly erroneous. Upon receipt of a timely filed request that satisfies the numerical guidelines set forth in paragraph (c)(1) of this Rule, the counterparty to the trade shall be notified by CBSX as soon as practicable, but generally within 30 minutes. An Official may request additional supporting written information to aid in the resolution of the matter. If requested, each party to the transaction shall provide, within thirty (30) minutes of the request, any supporting written information. Either party to the disputed trade may request the supporting written information provided by the other party on the matter.

(ii) *Routed Executions*. Other market centers will generally have an additional 30 minutes from receipt of their participant's timely filing, but no longer than 60 minutes from the time of the execution at issue, to file with CBSX for review of transactions routed to CBSX from that market center and executed on CBSX.

(c) *Thresholds*.Determinations of whether an execution is clearly erroneous will be made as follows:

(1) *Numerical Guidelines*. Subject to the provisions of paragraph (c)(3) below, a transaction executed on CBSX shall be found to be clearly erroneous if the price of the transaction to buy (sell) that is the subject of the complaint is greater than (less than) the Reference Price by an amount that equals or exceeds the Numerical Guidelines set forth below. The execution time of the transaction under review determines whether the threshold is CBSX Regular Trading Hours or CBSX Extended Trading Hours. The Reference Price will be equal to the consolidated last sale immediately prior to the execution(s) under review except for: (i) Multi-Stock Events involving twenty or more securities, as described in (c)(2) below; (ii) transactions not involving a Multi-Stock Event as described in paragraph (c)(2) that trigger an individual stock trading pause pursuant to Rule 6.3C.03(a) and subsequent transactions, as described in paragraph (c)(4) below, in which case the Reference Price shall be determined in accordance with that paragraph (c)(4); and (iii) in other circumstances, such as, for example, relevant news impacting a security or securities, periods of extreme market volatility, sustained illiquidity, or widespread system issues, where use of a different Reference Price is necessary for the maintenance of a fair and orderly market and the protection of investors and the public interest.

Reference Price; Circumstance or Product	**CBSX Regular Trading Hours Numerical Guidelines (Subject transaction's % difference from the Reference Price)**	**CBSX Extended Trading Hours Numerical Guidelines (Subject transaction's % difference from the Reference Price)**
Greater than $0.00 and up to and including $25.00	10%	20%
Greater than $25.00 and up to and including $50.00	5%	10%
Greater than $50.00	3%	6%
Multi-Stock Event-Filings involving five or more, but less than twenty, securities whose executions occurred within a period of five minutes or less	10%	10%
Multi-Stock Event-Filings	30%, subject to the terms of	30%, subject to the terms of

involving twenty or more securities whose executions occurred within a period of five minutes or less	paragraph (c)(2) below	paragraph (c)(2) below
Leveraged ETF/ETN securities	CBSX Regular Trading Hours Numerical Guidelines multiplied by the leverage multiplier (ie 2x)	CBSX Regular Trading Hours Numerical Guidelines multiplied by the leverage multiplier (ie 2x)

(2) *Multi-Stock Events Involving Twenty or More Securities.* During Multi-Stock Events involving twenty or more securities the number of affected transactions may be such that immediate finality is necessary to maintain a fair and orderly market and to protect investors and the public interest. In such circumstances, the Exchange may use a Reference Price other than the consolidated last sale. With the exception of those securities under review that are subject to an individual stock trading pause pursuant to Rule 6.3C.03(a) as described in paragraph (c)(4) below, and to ensure consistent application across market centers when this paragraph is invoked, CBSX will promptly coordinate with the other market centers to determine the appropriate review period, which may be greater than the period of five minutes or less that triggered application of this paragraph, as well as select one or more specific points in time prior to the transactions in question and use transaction prices at or immediately prior to the one or more specific points in time selected as the Reference Price. CBSX will nullify as clearly erroneous all transactions that are at prices equal to or greater than 30% away from the Reference Price in each affected security during the review period selected by CBSX and other markets consistent with this paragraph.

(3) *Additional Factors.* Except in the context of a Multi-Stock Event involving five or more securities, and individual stock trading pauses pursuant to Rule 6.3C.03(a) as described in paragraph (c)(4) below, an Official may also consider additional factors to determine whether an execution is clearly erroneous, including but not limited to, system malfunctions or disruptions, volume and volatility for the security, derivative securities products that correspond to greater than 100% in the direction of a tracking index, news released for the security, whether trading in the security was recently halted/resumed, whether the security is an IPO, whether the security was subject to a stock-split, reorganization, or other corporate action, overall market conditions, Extended Trading Hours executions, validity of the consolidated tape's trades and quotes, consideration of primary market indications, and executions inconsistent with the trading pattern in the stock. Each additional factor shall be considered with a view toward maintaining a fair and orderly market and the protection of investors and the public interest.

(4) *Individual Stock Trading Pauses pursuant to Rule 6.3C.03(a).* For purposes of this paragraph, the phrase "Trading Pause Trigger Price" shall mean the price that triggered a trading pause pursuant to Rule 6.3C.03(a). All trading pauses triggered pursuant to Rule Rule 6.3C.03(b) and (c) shall be reviewed under the same provisions of Rule 52.4 as non pause-triggered events. The Trading Pause Trigger Price reflects a price calculated by the primary listing market over a rolling five-minute period and may differ from the execution price of a transaction that triggered a trading pause. In the event a primary listing market issues an individual stock trading pause pursuant to Rule 6.3C.03(a), and regardless of whether the security at issue is part of a Multi-Stock Event involving five or more securities as described in paragraphs (c)(1) and (c)(2) above, CBSX shall utilize the Trading Pause Trigger Price as the Reference Price for any transactions that trigger a trading pause pursuant to Rule 6.3C.03(a) and subsequent transactions occurring before the trading pause is in effect on CBSX. CBSX will rely on the primary listing market that issued an individual stock trading pause to determine and communicate the Trading Pause Trigger Price for such stock. Notwithstanding the discretion otherwise provided by the first sentence of paragraph (g) below, CBSX shall review, on its own motion pursuant to paragraph (g), transactions that trigger a trading pause and subsequent transactions occurring before the trading pause is in effect on CBSX. In connection with the review of transactions pursuant to this paragraph, CBSX will apply the Numerical Guidelines set forth in paragraph (c)(1) above other than the Numerical Guidelines applicable to Multi-Stock Events. In conducting this review, and notwithstanding anything to the contrary contained in paragraph (c)(1), where a trading

pause was triggered pursuant to Rule 6.3C.03(a) by a price decline (rise), CBSX will limit its review to transactions that executed at a price lower (higher) than the Trading Pause Trigger Price.

(d) *Outlier Transactions.* In the case of an Outlier Transaction, an Official may at his or her sole discretion, and on a case-by-case basis, consider requests received pursuant to paragraph (b) of this Rule after 30 minutes, but not longer than sixty minutes after the transaction in question, depending on the facts and circumstances surrounding such request.

(1) "Outlier Transaction" means a transaction where:

(A) the execution price of the security is greater than three times the current Numerical Guidelines set forth in paragraph (c)(1) of this Rule, or

(B) the execution price of the security in question is not within the Outlier Transaction parameters set forth in paragraph (d)(1)(A) of the Rule but breaches the 52-week high or 52-week low, CBSX may consider Additional Factors as outlined in paragraph (c)(3) of this Rule, in determining if the transaction qualifies for further review or if the Corporation shall decline to act.

(e) *Review Procedures.*

(1) *Determination by Official.* Unless both parties (or party, in the case of a cross order) to the disputed transaction agree to withdraw the initial request for review, the transaction under dispute shall be reviewed, and a determination shall be rendered by the Official. If the Official determines that the transaction is not clearly erroneous, the Official shall decline to take any action in connection with the completed trade. In the event that the Official determines that the transaction in dispute is clearly erroneous, the Official shall declare the transaction null and void. A determination shall be made generally within 30 minutes of receipt of the complaint, but in no case later than the start of trading on the following trading day. The parties shall be promptly notified of the determination.

(2) *Appeals.* If a CBSX Trader affected by a determination made under this Rule so requests within the time permitted below, a Clearly Erroneous Execution Panel ("CEE Panel") will review decisions made by the Official under this Rule, including whether a clearly erroneous execution occurred and whether the correct determination was made; provided however that the CEE Panel will not review decisions made by an official under paragraph (f) of this Rule if such Official also determines under paragraph (f) of this Rule that the number of the affected transactions is such that immediate finality is necessary to maintain a fair and orderly market and to protect investors and the public interest, and further provided that with respect to rulings made by CBSX in conjunction with one or more additional market centers, the number of affected transactions is similarly such that immediate finality is necessary to maintain a fair and orderly market and to protect investors and the public interest and, hence, are also non-appealable.

(A) The CEE Panel will consist of the Exchange Chief Regulatory Officer ("CRO"), or a designee of the CRO, and representatives from two (2) CBSX Traders.

(B) The Exchange shall designate at least ten (10) CBSX Trader representatives to be called upon to serve on the CEE Panel as needed. In no case shall a CEE Panel include a person affiliated with a party to the trade in question. To the extent reasonably possible, the Exchange shall call upon the designated representatives to participate on a CEE Panel on an equally frequent basis.

(3) A request for review on appeal must be made via e-mail within thirty (30) minutes after the party making the appeal is given notification of the initial determination being appealed. The CEE Panel shall review the facts and render a decision as soon as practicable, but generally on the same trading day as the execution(s) under review. On requests for appeal received between 2:00 CT and the close of trading, a decision will be

rendered as soon as practicable, but in no case later than the trading day following the date of the execution under review.

(4) The CEE Panel may overturn or modify an action taken by the Official under this Rule. All determinations by the CEE Panel shall constitute final action by CBSX on the matter at issue.

(5) If the CEE Panel votes to uphold the decision made pursuant to paragraph (e)(1) of this Rule, CBSX will assess a $500.00 fee against the CBSX Trader(s) who initiated the request for appeal.

(6) Any determination by an Official or by the CEE Panel shall be rendered without prejudice as to the rights of the parties to the transaction to submit their dispute to arbitration.

(f) *System Disruption or Malfunctions*. In the event of any disruption or a malfunction in the operation of any electronic communications and trading facilities of CBSX in which the nullification of transactions may be necessary for the maintenance of a fair and orderly market or the protection of investors and the public interest exist, the Official, on his or her own motion, may review such transactions and declare such transactions arising out of the operation of such facilities during such period null and void. In such events, the Official will rely on the provisions of paragraph (c)(1)-(3) of this Rule, but in extraordinary circumstances may also use a lower Numerical Guideline if necessary to maintain a fair and orderly market, protect investors and the public interest. Absent extraordinary circumstances, any such action of the Official pursuant to this paragraph (f) shall be taken within thirty (30) minutes of detection of the erroneous transaction. When extraordinary circumstances exist, any such action of the Official must be taken by no later than the start of trading on the day following the date of execution(s) under review. Each CBSX Trader involved in the transaction shall be notified as soon as practicable, and the CBSX Trader aggrieved by the action may appeal such action in accordance with the provisions of paragraph (e)(2)-(4).

(g) *Official Acting On Own Motion*. An Official, acting on his or her own motion, may review potentially erroneous executions and declare trades null and void or shall decline to take any action in connection with the completed trade(s). In such events, the Official will rely on the provisions of paragraph (c)(1)-(4) of this Rule. Absent extraordinary circumstances, any such action of the Official shall be taken in a timely fashion, generally within thirty (30) minutes of the detection of the erroneous transaction. When extraordinary circumstances exist, any such action of the Official must be taken by no later than the start of trading on trading day following the date of execution(s) under review. When such action is taken independently, each party involved in the transaction shall be notified as soon as practicable by CBSX, and the party aggrieved by the action may appeal such action in accordance with the provisions of paragraph (e)(2)-(4) above.

(h) *Trade Nullification for UTP Securities that are Subject of Initial Public Offerings ("IPOs")*. Pursuant to SEC Rule 12f-2, as amended, CBSX may extend unlisted trading privileges to a security that is the subject of an initial public offering when at least one transaction in the subject security has been effected on the national securities exchange or association upon which the security is listed and the transaction has been reported pursuant to an effective transaction reporting plan. A clearly erroneous error may be deemed to have occurred in the opening transaction of the subject security if the execution price of the opening transaction on CBSX is the lesser of $1.00 or 10% away from the opening price on the listing exchange or association. In such circumstances, the Official shall declare the opening transaction null and void or shall decline to take action in connection with the completed trade(s). Clearly erroneous executions of subsequent transactions of the subject security will be reviewed in the same manner as the procedure set forth in paragraph (e)(1). Absent extraordinary circumstances, any such action of the Official pursuant to this paragraph (h) shall be taken in a timely fashion, generally within thirty (30) minutes of the detection of the erroneous transaction. When extraordinary circumstances exist, any such action of the Official must be taken by no later than the start of trading on the day following the date of execution(s) under review. Each party involved in the transaction shall be notified as soon as practicable by CBSX, and the party aggrieved by the action may appeal such action in accordance with the provisions of paragraph (e)(2)-(4) above.

(i) Securities Subject to Limit Up-Limit Down Plan. For purposes of this paragraph, the phrase "Limit Up-Limit Down Plan" or "Plan" shall mean the Plan to Address Extraordinary Market Volatility Pursuant to Rule 608 of Regulation NMS under the Act. The provisions of paragraphs (a) through (h) above shall govern all CBSX transactions, including transactions in securities subject to the Plan, other than as set forth in this paragraph (i). If as a result of CBSX technology or systems issue any transaction occurs outside of the applicable price bands disseminated pursuant to the Plan, an Official or senior level employee designee, acting on his or her own motion or at the request of a third party, shall review and declare any such trades null and void. Absent extraordinary circumstances, any such action of the Official or other senior level employee designee shall be taken in a timely fashion, generally within thirty (30) minutes of the detection of the erroneous transaction. When extraordinary circumstances exist, any such action of the Official or other senior level employee designee must be taken by no later than the start of CBSX Regular Trading Hours on the trading day following the date on which the execution(s) under review occurred. Each CBSX Trader involved in the transaction shall be notified as soon as practicable by CBSX, and the party aggrieved by the action may appeal such action in accordance with the provisions of paragraph (e)(2) above. In the event that a single plan processor experiences a technology or systems issue that prevents the dissemination of price bands, CBSX will make the determination of whether to nullify transactions based on paragraphs (a) through (h) above.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112); January 3, 2008 (07-65); September 25, 2009 (09-071); January 14, 2010 (10-004); September 10, 2010 (10-056); September 28, 2010 (10-088); December 9, 2010 (10-113); April 7, 2011 (11-032); August 9, 2011 (11-077); August 11, 2011 (11-078); January 17, 2012 (12-002); July 20, 2012 (12-070); January 29, 2013 (13-012).

Rule 52.5 Reserved

Reserved

Rule 52.6 Processing of Round-lot Orders

(a) *Market Orders.* (1) The CBSX System will automatically match market orders against orders at the best price in the CBSX Book and against the other orders behind the best price at varying prices until the market order is fully executed or until filling the market order would result in an execution of a trade-through of another exchange's quotation that is a Protected Quotation pursuant to Rule 611 of Regulation NMS unless the execution falls within an exception set forth in Rule 611(b) of Regulation NMS (the price of such other exchange's Protected Quotation hereafter referred to as the "Trade-Through Price").

The CBSX System will not automatically execute a market order to buy or sell securities at prices inferior to the Trade-Through Price. Instead, such order shall cancel if the terms of the order do not allow for routing to other exchanges, or the CBSX System shall route ISOs on behalf of the market order to all Protected Quotations priced better than the CBSX disseminated price (only up to the size of such Protected Quotations) and simultaneously execute the balance of the market order against the CBSX market.

(2) *Trading Halts.* When trading is halted in a security pursuant to Rule 52.3 or 6.3B while a market order remains unexecuted, the CBSX System will do the following: If the market order is a GTC order, the CBSX System will hold and execute it at the next opening, in the same day or the next day. If it is a day order, the CBSX System executes it at re-opening if trading resumes for the same day. If trading does not resume, the CBSX System purges it as part of the end-of-day procedure for purging day orders.

(b) *Limit Orders.* After the opening, upon being entered into the CBSX System, limit orders will be matched against the best prices available in the CBSX Book under the priority rules set forth in Rule 52.1. If there are no orders in the CBSX Book that match the limit order when it is entered (*i.e.* it is not marketable on CBSX), the CBSX Book will hold and display the limit order so that it may trade against later submitted orders.

Unless an execution falls within an exception set forth in Rule 611(b) of Regulation NMS, the CBSX System will not automatically execute a limit order at prices inferior to the Trade-Through Price. Instead, such order shall cancel if the terms of the order do not allow for routing to other exchanges, or the CBSX System shall route ISOs on behalf of the

limit order to all Protected Quotations priced better than the CBSX disseminated price (only up to the size of such Protected Quotations and up to the price of the limit order) and simultaneously execute the balance of the limit order against the CBSX market if it is executable or book the balance of the limit order.

Adopted September 11, 2006 (04-21); amended September 27, 2006 (06-70); March 2, 2007 (06-112); June 3, 2009 (09-032); April 6, 2011 (11-036).

Rule 52.7 Sweeping and Trading Through Away Markets

When the CBSX System is enabled to automatically transmit outbound Intermarket Sweep Orders to other trading centers, the provisions of this Rule shall apply.

(a) Except when one or more of the following eight circumstances exist, CBSX shall generate an Intermarket Sweep Order to any away trading center displaying a Protected Quotation simultaneously with the execution of a transaction on CBSX that would constitute a trade-through:

(1) The transaction that constituted the trade-through was effected when the trading center displaying the Protected Quotation that was traded through was experiencing a failure, material delay, or malfunction of its systems or equipment.

(2) The transaction that constituted the trade-through was not a "regular way" contract.

(3) The transaction that constituted the trade-through was a single-priced opening, reopening, cash closing, or closing transaction by CBSX.

(4) The transaction that constituted the trade-through was executed at a time when a protected bid was priced higher than a protected offer in the NMS Stock.

(5) The transaction that constituted the trade-through was the execution of an order identified as an Intermarket Sweep Order.

(6) At the time CBSX effected the transaction that constituted the trade-through, it simultaneously routed an Intermarket Sweep Order to execute against the full displayed size of any Protected Quotation in the NMS Stock that was traded through.

(7) The transaction that constituted the trade-through was the execution of an order at a price that was not based, directly or indirectly, on the quoted price of the NMS Stock at the time of execution and for which the material terms were not reasonably determinable at the time the commitment to execute the order was made.

(8) The trading center displaying the Protected Quotation that was traded through had displayed, within one second prior to execution of the transaction that constituted the trade-through, a best bid or best offer, as applicable, for the NMS Stock with a price that was equal or inferior to the price of the trade-through transaction.

(9) The transaction that constituted the trade-through qualifies for an exemption from Rule 611(a) of Regulation NMS ordered by the Commission pursuant to Rule 611(d) of Regulation NMS.

An Intermarket Sweep Order shall be generated if an order that is entered on CBSX would lock or cross a protected quotation in an away market.

In the event that CBSX does not receive any response at all to an outbound Intermarket Sweep Order, at the expiration of the response time interval, CBSX will release the corresponding order that had been suspended on the CBSX Book pending the response to the Intermarket Sweep Order in accordance with Rule 52.3A, and the released order will re-aggress the CBSX Book (including the generation of Intermarket Sweep Orders to other away markets, if necessary).

In the event that CBSX receives a rejection (*i.e.*, a no-fill or partial fill cancellation) in response to an outbound Intermarket Sweep Order and the quotation at the away market is not updated, CBSX will release the corresponding order that had been suspended on the CBSX Book so that it may re-aggress the CBSX Book as described in the immediately prior paragraph (including the generation of Intermarket Sweep Orders to other away markets, if necessary). Other Intermarket Sweep Orders will still continue to be routed to that particular away market's Protected Quotation in that security.

(b) Following the compliance date for Rule 611 of Regulation NMS, CBSX shall identify all trades executed pursuant to an exception or exemption from Rule 611 of Regulation NMS in accordance with specifications approved by the operating committee of the relevant national market system plan for an NMS Stock. If a trade is executed pursuant to both the Intermarket Sweep Order exception of Rule 611(b)(5) or (6) and the self-help exception of Rule 611(b)(1), such trade shall be identified as executed pursuant to the Intermarket Sweep Order exception.

Adopted September 11, 2006 (04-21); amended September 27, 2006 (06-70); March 2, 2007 (06-112); January 4, 2013 (12-109).

Rule 52.8 Processing of Odd-Lot Orders

Odd-Lot orders (including the Odd-Lot portion of a mixed-lot order) will be processed in the same manner as are round-lot orders pursuant to Rule 52.6, except:

(a) if an incoming odd-lot order trades against a quote in the CBSX Book, the new quantity remaining in the quote will be rounded down to the nearest lower round-lot amount (zero or multiple of 100) for display purposes, with the remaining Odd-Lot amount being cancelled; and

(b) if an incoming order trades against a limit order resting on the CBSX Book and an Odd-Lot amount remains from the limit order resting on the CBSX Book, that Odd-Lot amount will remain in the system eligible for execution but will not be displayed.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112); April 23, 2008 (08-48); December 16, 2010 (10-115); April 6, 2011 (11-036).

. . . ***Interpretations and Policies:***

.01 The odd lot portion of orders/trades will not be disseminated by CBSX for quotations or last sale reporting.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112).

.02 Users may also submit Odd-Lot Orders that will cancel if an NBBO or better execution is not attained.

Adopted April 23, 2008 (08-48).

.03 Notwithstanding the provisions of this Rule 52.8, CBSX will only process round-lot orders of HOLDRS Trust Issued Receipts. CBSX will not accept odd-lot or mixed-lot orders of HOLDRS.

Adopted November 17, 2011 (11-101).

Rule 52.9 Reserved

Reserved.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112); February 16, 2012 (11-126).

Rule 52.10 Order Routing to Other Trading Centers

When the CBSX System is so enabled, CBSX will automatically route orders to other trading centers under certain circumstances, including pursuant to Rules 52.6 and 52.7 (at which time DPMs will no longer route such orders) ("Routing Services"). CBSX will provide its Routing Services pursuant to the terms of three separate agreements: (1) an agreement between CBSX and each Trading Permit Holder on whose behalf orders will be routed ("Member-CBSX Agreement"); (2) an agreement between CBSX and each third-party broker-dealer that will serve as a "give-up" on an away trading center ("Give-Up Agreement"); and (3) an agreement between CBSX and a third-party service provider ("Technology Provider") pursuant to which CBSX routes orders ("CBSX-Technology Provider Agreement").

Adopted September 11, 2006 (04-21); amended September 27, 2006 (06-70); March 2, 2007 (06-112); June 18, 2010 (10-058).

. . . ***Interpretations and Policies:***

.01 (a) CBSX will provide its Routing Services in compliance with these rules and with the provisions of the Act and the rules thereunder, including, but not limited to, the requirements in Section 6(b)(4) and (5) of the Act that the rules of a national securities exchange provide for the equitable allocation of reasonable dues, fees, and other charges among its Trading Permit Holders and issuers and other persons using its facilities, and not be designed to permit unfair discrimination between customers, issuers, brokers, or dealers.

(b) As provider of the Routing Services, CBSX will determine the logic that determines when, how, and where orders are routed away to other trading centers.

(c) CBSX will establish and maintain procedures and internal controls reasonably designed to adequately restrict the flow of confidential and proprietary information between CBSX and the Technology Provider, and, to the extent the Technology Provider reasonably receives confidential and proprietary information, that adequately restrict the use of such information by the Technology Provider to legitimate business purposes necessary for the licensing of routing technology.

(d) The CBSX-Technology Provider Agreement will include terms and conditions that enable CBSX to comply with this Interpretation and Policy .01.

Amended September 27, 2006 (06-70); March 2, 2007 (06-112); June 18, 2010 (10-058).

Rule 52.10A Routing Service Error Accounts

Each routing broker shall maintain, in the name of the routing broker, one or more accounts for the purpose of liquidating unmatched trade positions that may occur in connection with the routing service provided under Rule 52.10 ("error positions"). CBSX may also maintain, in the name of CBSX, one or more accounts (each a "CBSX Error Account") for the purpose of liquidating error positions in the circumstances described below.

For the purposes of this Rule:

(a) Errors to which this Rule applies include any action or omission by CBSX, a routing broker, or another trading center to which a CBSX order has been routed, that result in an unmatched trade position due to the execution of an order that is subject to the away market routing service and for which there is no corresponding order to pair with the

execution (each a "routing error"). Such routing errors would include, without limitation, positions resulting from determinations by CBSX to cancel or release an order pursuant to Rule 52.3A.

(b) An error position will generally be liquidated in a routing broker's error account. A CBSX Error Account may (but is not required to) be utilized in instances where a routing broker is unable to utilize its own error account or when the routing error is due to a technical or systems issue at CBSX.

(c) CBSX shall not accept any positions in a CBSX Error Account from an account of a Trading Permit Holder or permit any Trading Permit Holder to transfer any positions from the Trading Permit Holder's account to a CBSX Error Account.

(d) To the extent a routing broker utilizes its own account to liquidate error positions, the routing broker shall liquidate the error positions as soon as practicable. The routing broker shall:

(i) establish and enforce policies and procedures reasonably designed to (1) adequately restrict the flow of confidential and proprietary information associated with the liquidation of the error positions in accordance with Rule 52.10, and (2) prevent the use of information associated with other orders subject to the routing services when making determinations regarding the liquidation of error positions; and

(ii) make and keep records associated with the liquidation of such routing broker error positions and shall maintain such records in accordance with Rule 17a-4 under the Exchange Act.

(e) To the extent CBSX utilizes a CBSX Error Account to liquidate error positions, CBSX shall liquidate error positions as soon as practicable. CBSX shall:

(i) provide complete time and price discretion for the trading to liquidate error positions in a CBSX Error Account to a third-party broker-dealer and shall not attempt to exercise any influence or control over the timing or methods of such trading. Such a third-party broker-dealer may include a routing broker not affiliated with CBSX;

(ii) establish and enforce policies and procedures reasonably designed to adequately restrict the flow of confidential and proprietary information between CBSX and the third-party broker-dealer associated with the liquidation of the error positions; and

(iii) make and keep records to document all determinations to treat positions as error positions under this Rule (whether or not a CBSX Error Account is utilized to liquidate such error positions), as well as records associated with the liquidation of CBSX Error Account error positions through a third-party broker-dealer, and shall maintain such records in accordance with Rule 17a-1 under the Exchange Act.

Approved January 4, 2013 (12-109).

Rule 52.11 Facilitation of Orders and Crossing Trades

A CBSX Trader that wishes to cross two original orders or to facilitate an original order at the established bid or offer irrespective of existing interest at such bid/offer may do so provided the cross transaction (i) is for at least 5,000 shares; (ii) is for a principal amount of at least $100,000; and (iii) is greater in size than any single public customer order resting on the CBSX Book at the proposed cross price.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112).

. . . ***Interpretations and Policies:***

.01 The provisions of Rule 52.11 shall not be functionally enabled in the CBSX System until CBSX establishes the ability to allow users to elect whether or not to assert priority over existing interest at the established bid/offer in situations where the cross transaction meets the criteria set forth in Rule 52.11.

Amended March 2, 2007 (06-112).

Rule 52.12 Locking or Crossing Quotations in NMS Stocks

Definitions. For purposes of this Rule, the following definitions shall apply:

(1) The terms automated quotation, effective national market system plan, intermarket sweep order, manual quotation, NMS stock, protected quotation, regular trading hours, and trading center shall have the meanings set forth in Rule 600(b) of Regulation NMS under the Securities Exchange Act of 1934.

(2) The term "crossing quotation" shall mean the display of a bid for an NMS stock during regular trading hours at a price that is higher than the price of an offer for such NMS stock previously disseminated pursuant to an effective national market system plan, or the display of an offer for an NMS stock during regular trading hours at a price that is lower than the price of a bid for such NMS stock previously disseminated pursuant to an effective national market system plan.

(3) The term "locking quotation" shall mean the display of a bid for an NMS stock during regular trading hours at a price that equals the price of an offer for such NMS stock previously disseminated pursuant to an effective national market system plan, or the display of an offer for an NMS stock during regular trading hours at a price that equals the price of a bid for such NMS stock previously disseminated pursuant to an effective national market system plan.

(b) *Prohibition.* Except for quotations that fall within the provisions of paragraph (c) of this Rule, Trading Permit Holders of CBSX shall reasonably avoid displaying, and shall not engage in a pattern or practice of displaying, any quotations that lock or cross a protected quotation, and any manual quotations that lock or cross a quotation previously disseminated pursuant to an effective national market system plan.

(c) *Exceptions.*

(1) The locking or crossing quotation was displayed at a time when the trading center displaying the locked or crossed quotation was experiencing a failure, material delay, or malfunction of its systems or equipment.

(2) The locking or crossing quotation was displayed at a time when a protected bid was higher than a protected offer in the NMS stock.

(3) The locking or crossing quotation was an automated quotation, and the Trading Permit Holder of CBSX displaying such automated quotation simultaneously routed an intermarket sweep order to execute against the full displayed size of any locked or crossed protected quotation.

Amended September 27, 2006 (06-70); March 2, 2007 (06-112); June 18, 2010 (10-058).

Rule 52.13 Firm Quotations

(a) *Display of Automated Quotations.* All bids and offers for any NMS stock shall be made in accordance with the provisions of Exchange Act Rule 602, governing the dissemination of quotations. The CBSX System will operate as an "automated trading center" within the meaning of Regulation NMS, and in furtherance thereof, will display Automated Quotations within the meaning of Regulation NMS at all times except in the event that a systems malfunction renders the CBSX System incapable of displaying Automated Quotations. The CBSX System shall not disseminate manual quotations.

(b) *Quotations of Other Trading Centers.* In accordance with Rule 611(a) of Regulation NMS under the Securities Exchange Act of 1934, CBSX may, pursuant to objective industry-wide established interpretations and policies, determine to bypass the quotations displayed by another trading center if such trading center repeatedly fails to respond within one second to orders attempting to access such trading center's protected quotations provided such failures are attributable to such trading center and are not attributable to transmission delays outside the control of such trading center. In connection with any such determination, CBSX will immediately notify the non-responding trading center of the determination.

Adopted September 11, 2006 (04-21); amended September 27, 2006 (06-70); March 2, 2007 (06-112).

Rule 52.14 Quote and Trading Information

(a) *Internal Dissemination of Quote.* The CBSX System will disseminate the best bid and offer internally. As each new limit order (whether as an order or as part of a market-maker quote) is entered into the CBSX System, the best bid and offer displayed in the CBSX System is updated to the extent the new bid or offer improves the previously displayed bid or offer. The CBSX System will send quote/order information - price, and size- to the workstations that are trading a given security. The CBSX System will also provide the current best bid or offer in any other market, as such best bids or offers are identified in the CBSX System.

(b) *Internal Dissemination of Price/Last Sale.* CBSX may disseminate internally to subscribers that have indicated interest in a given security last sale information including price and size. All CBSX Market-Makers assigned to a given security will be provided this information but other individuals and firms may subscribe to this information as well.

(c) *Booked Order Dissemination.* When a CBSX Trader requests information for a security, the CBSX System will provide the information which presents the best bids, asks, and the aggregate size for each security requested. CBSX may delete or add categories of disseminated information as it deems appropriate.

(d) *Book Depth.* Upon request, CBSX Traders can access from the CBSX System market depth information. CBSX may charge fees for access to this information, which fees shall be filed with the Commission pursuant to Section 19(b) of the Exchange Act. The information may not be provided upon request if the Exchange believes that it could lead to degradation of the service of the CBSX System.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112).

Rule 52.15 Special Conditions due to Extraordinary Market Volatility

(a) *Market-wide Trading Halts Due to Extraordinary Market Volatility.* Please refer to Rule 6.3B regarding market-wide trading halts.

(b) *Individual Stock Trading Pause Due to Extraordinary Market Volatility.* Please refer to Rule 6.3C regarding individual stock halts.

(c) *Limit Up/Limit Down Mechanism to Address Extraordinary Market Volatility ("Plan")* The "Plan" shall mean the Plan to Address Extraordinary Market Volatility Pursuant to Rule 608 of Regulation NMS under the Act. The Exchange is a Participant in the Plan, as amended from time to time. The Plan requires the Security Information Processors ("SIPs") to calculate and publicly disseminate a Lower Band and an Upper Band during CBSX Regular Trading Hours for NMS Stock. The phase-out from the Trading Pauses referenced in 52.15(b) shall be gradual and coincide with the Plan. Stocks not yet subject to the Plan will continue to be subject to the Trading Pauses referenced in Rule 52.15. Specifically, during its first six-months of operation, the Plan will apply only to S&P 500 Index, the Russell 1000 Index, and select exchange-traded funds and notes while all other stocks will be subject to Rule 52.15(b). Thereafter, the Plan will apply to all covered stocks. Once the Plan has been fully implemented and all Stocks are subject to the Plan, a Trading Pauses referenced in 52.15(b) shall be subject only to applicable re-opening rules. CBSX will comply with all applicable rollout dates under the Plan as amended.

(1) TPHs, shall comply with all provisions and requirements under the Plan and this Rule thereunder including honoring the applicable Price Bands as defined in the Plan.

(2) *Clearly Erroneous Executions.* Rule 52.4 governs the Exchange clearly erroneous policy, including transactions in securities subject to the Plan which are outlined in paragraph (i) of Rule 52.4.

(3) *Special Order Handling.* The Exchange will not execute any order at a price outside of the Price Bands during Regular Trading Hours.

(A) *Market Orders.* The CBSX System will execute Market Orders at, or better than, the opposite side of the Price Band (i.e., sell orders to the lower Price Band and buy orders to the upper Price Band). A Market Order, or any portion of it, will be cancelled if it would result in an execution outside of the Price Band.

(B) *Price Adjustments.*

(i) Any order (other than an Immediate-or-Cancel Order) that is explicitly priced outside of the Price Band will be re-priced by the CBSX System to the corresponding Price Band.

(ii) Where the Price Band moves so that a previously accepted order on the CBSX Book is now explicitly priced outside of the Price Band, the order will be re-priced to the corresponding Price Band.

(iii) Re-priced orders will retain the original time price priority.

(C) *Immediate-or-Cancel.* The System will accept Immediate-Or-Cancel Limit orders that are priced, explicitly or not, outside of the Price Band. However, an Immediate-or-Cancel order will only execute against liquidity resting at or within the Price Bands. Any unexecuted portion of an Immediate-or-Cancel order will be cancelled.

(D) Any order priced passively outside of the Price Bands will be accepted by the CBSX System and put in the CBSX Book. Such order will not execute until the Price Band moves and the order is now at or within the Price Band

(E) *Routing to Away Exchanges.* The Exchange shall not route to an away market displaying a quote that is outside of the applicable Price Band.

(4) *Quotations.* Any quote that is priced outside of the Price Band will be cancelled. Any resting quote that becomes priced outside of the Price Bands will be re-priced to the corresponding Price Band.

Adopted April 8, 2013 (13-029).

CHAPTER LIII TRADING PERMIT HOLDER REQUIREMENTS AND OBLIGATIONS

SECTION A: DEALINGS BY TRADING PERMIT HOLDERS

Rule 53.1 Trading in Trading Permit Holder Accounts

(a) No Trading Permit Holder or TPH organization shall effect any transaction in any security on the CBSX System for his or its account, the account of an associated person, or an account with respect to which the Trading Permit Holder, TPH organization or an associated person thereof exercises investment discretion. For the purposes of this Rule, the term "associated person" has the meaning set forth in Section 3(a)(21) of the Exchange Act.

(b) The provisions of paragraph (a) of this Rule shall not apply to transactions effected pursuant to the exemptions contained in Section 11(a)(1)(A) through (H) of the Exchange Act, or a rule adopted thereunder.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112); June 18, 2010 (10-058).

Rule 53.2 Trading Permit Holders Acting As Brokers

(a) While Holding Unexecuted Market Order. No Trading Permit Holder shall on the CBSX System (1) personally buy or initiate the purchase of any security subject to the rules in these Chapters for his own account or for any account in which he or his TPH organization or any member, partner, officer, or employee is directly or indirectly interested, while such Trading Permit Holder personally holds or has knowledge that his TPH organization or any member, partner, officer or employee holds an unexecuted market order to buy such security in the unit of trading for a customer, or (2) personally sell or initiate the sale of any security subject to the rules in these Chapters for any such account, while he personally holds or has knowledge that his TPH organization or any member, partner, officer or employee holds an unexecuted market order to sell such security in the unit of trading for a customer.

(b) While Holding Unexecuted Limit Order. No Trading Permit Holder shall on CBSX (1) personally buy or initiate the purchase of any security subject to the rules in these Chapters for any such account, at or below the price at which he personally holds or has knowledge that his TPH organization or any member, partner, officer or employee holds an unexecuted limited price order to buy such security in the unit of trading for a customer, or (2) personally sell or initiate the sale of any security for any such account at or above the price at which he personally holds or has knowledge that his TPH organization or any member, partner, officer or employee holds an unexecuted limited price order to sell such security in the unit of trading for a customer.

(c) Special Contract Exemption. The provisions of this Rule shall not apply to any purchase or sale of a security the delivery of which is to be upon a day other than the day of delivery provided in such unexecuted market or limited price order.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112); June 18, 2010 (10-058).

Rule 53.3 Taking or Supplying Stock to Fill Customer's Order

(a) No Trading Permit Holder or TPH organization shall take or supply the securities named in a sell or buy order accepted for execution by such Trading Permit Holder or TPH organization for any account in which the Trading Permit Holder, TPH organization or any other member, partner, officer or employee of the TPH organization has any direct or indirect interest of which the Trading Permit Holder knows or should have known, except as follows:

Errors. A Trading Permit Holder or TPH organization which through error or neglect has failed to execute an order may, with the consent of the customer, take or supply for the account of the Trading Permit Holder or TPH organization the securities named in the order.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112); June 18, 2010 (10-058).

Rule 53.4 Trading by a Trading Permit Holder Corporation in Its Own or Its Parent Firm's Securities

After the completion of a distribution of its securities, no TPH organization which has any publicly held securities outstanding shall effect any transaction (except on an unsolicited basis) for the account of any customer in, or make any recommendation of, any such security issued by the TPH organization or any corporation controlling, controlled by or under common control with such TPH organization.

Adopted September 11, 2006 (04-21); amended June 18, 2010 (10-058).

Rule 53.5 "Long," "Short," and "Short Exempt" Sales

No Trading Permit Holder shall effect a sell order or sale of any security unless such sell order or sale is effected in compliance with Regulation SHO under the Exchange Act.

Adopted September 11, 2006 (04-21); amended June 18, 2010 (10-058); November 3, 2010 (10-099).

Rule 53.6 Doing Business with the Public

(a) Scope and Applicability. Except as provided in paragraph (i) of this Rule and in Rule 54.6 (applicable to stock index warrants), this Rule replaces the provisions of Chapter IX insofar as TPH organizations transact business on behalf of customers in the securities subject to the rules in these Chapters.

(b) Approval. An individual Trading Permit Holder may not transact business with the public. A TPH organization may transact business with the public after an application, submitted on a form prescribed by CBSX, has been approved by CBSX. Approval to transact business with the public shall be based on a TPH organization's meeting the general requirements set forth in these Chapters and, as applicable, the requirements set forth in Chapter IX and the net capital requirements set forth in Chapter XIII of the Rules, and such approval may be withdrawn if any of the requirements cease to be met.

(c) Duty to Know and Approve Customers. Every TPH organization shall use due diligence to learn the essential facts relative to every customer and to every order or account accepted and shall supervise diligently the handling of all customer accounts. No TPH organization shall make any transaction for the account of or with a customer unless, prior to or promptly after the completion thereof, a general partner or officer of the TPH organization shall specifically approve the opening of such account, provided, however, that in the case of a branch office the opening of an account for a customer may be approved by the manager of such branch office, but the action of such branch office manager shall within a reasonable time be approved by a general partner or officer of the TPH organization. The general partner or officer approving the opening of an account shall, prior to giving his approval, be informed as to the essential facts relative to the customer and shall indicate his approval in writing on a document which will become part of the permanent records of the TPH organization.

(d) Branch Offices of TPH organizations. Every TPH organization approved to do business with the public under these Chapters shall file with CBSX and keep current a list of each of its branch offices showing the location and the name of the manager of each such office. A branch office manager should have a creditable record as a Registered Representative or equivalent experience, and is expected to pass either the General Securities Principal examination or the Branch Office Manager examination.

(e) Discretionary Accounts. No TPH organization shall exercise any discretionary power in a customer's account, or accept orders for an account from any person other than the customer, unless such customer has given prior written authorization and the account has been accepted in writing by a general partner, officer or branch office manager duly designated by the TPH organization to approve the handling of such accounts.

(1) Record of Transactions. Every order entered on a discretionary basis by a partner, officer or employee of the TPH organization must be identified as such at the time of entry. A record shall be made of every transaction for an account in respect to which a TPH organization is vested with any discretionary power, such record to include the name of the customer, the quantity of stocks or other securities purchased or sold, the price, and the date and time when such transactions took place.

(2) Excessive Transactions Prohibited. No TPH organization shall effect purchases or sales of securities with or for any customer's account in respect of which the TPH organization or any partner, officer or employee of such TPH organization is vested with any discretionary power, if such purchases or sales are excessive in size or frequency in view of the financial resources and character of such account.

(3) Review of Transactions. All discretionary accounts shall receive frequent appropriate supervisory review by a person duly designated by the TPH organization (as provided in paragraph (e)(i) of this Rule) other than a person exercising discretionary authority in respect of the account. The TPH organization shall maintain written records reflecting that such accounts were reviewed as required by this Rule.

(4) Exception. The requirements of this paragraph shall not apply to discretion as to the price at which or the time when an order given by a customer for the purchase or sale of a definite amount of a specified security shall be executed.

(f) Confirmation to Customers. Every TPH organization shall promptly furnish to each customer a written confirmation of each transaction showing the identity, quantity, and price of the security traded, the transaction date and settlement date, the commission charged, whether the transaction was executed on CBSX and whether the transaction was a purchase or sale and whether a principal or agency transaction.

(g) Communications to Customers. No TPH organization may publish, circulate or distribute, directly or indirectly, any advertisement, sales literature or market letter that the TPH organization knows, or in the exercise of reasonable care should have known, contains any untrue statement of a material fact or is otherwise false or misleading. In addition, no TPH organization shall publish, circulate or distribute any advertisement, sales literature or market letter which fails to meet the standards set forth in this Rule. Advertisements include any material for use in any newspaper or magazine or other public media or by radio, telephone recording, motion picture or television. Sales literature and market letters include any communication for general distribution to customers or the public in which a particular security is featured or recommended, any such communication containing forecasts of business or market trends, and notices, circulars, reports, newsletters, research reports, form letters or reprints of published articles.

(1) *Making Recommendations.* In making a recommendation, whether or not labeled as such, the TPH organization must have a reasonable basis for the recommendation, and the following facts should be disclosed: the price at the time the original recommendation is made; that the TPH organization usually makes a market in the issue if such is the case; and, in addition if applicable, that the TPH organization intends to buy or sell the securities recommended for its own account, and ownership, if any, of options, rights or warrants to purchase any security of the issuer whose securities are recommended unless the extent of such ownership is merely nominal. The TPH organization must also provide or offer to furnish upon request appropriate investment information supporting the recommendations.

(2) *Promises and Exaggerated Claims Prohibited.* Advertisements, sales literature or market letters must not contain promises of specific results, exaggerated or unwarranted claims or unwarranted superlatives, opinions for which there is no reasonable basis, or forecasts of future events which are unwarranted, or which are not clearly labeled as forecasts. References to past specific recommendations may not state or imply that the recommendations were or would have been profitable to any person and that they are indicative of the general quality of the TPH organization's recommendations.

(3) *Research Reports in Advertisements.* No claim or implication may be made for research or other facilities beyond those which the TPH organization actually possesses or has reasonable capacity to provide. A market letter or report not prepared by the distributing TPH organization should state that it was prepared by another firm or organization.

(4) *Approval; Retention of Records.* All advertisements, market letters and sales literature prepared and issued by a TPH organization for which this Exchange is the designated examining authority shall be approved by a partner or officer of the TPH organization. Market letters and sales literature which refer to the market or to specific companies or securities shall be retained for at least three years by the TPH organization. The copies retained shall contain the name of partner or officer approving its issuance and the name or names of the persons who prepared the material, and shall at all times within the three-year period be readily available for examination by the Exchange.

(h) Supervision of Accounts. Every TPH organization shall develop and implement a written program for the review of the organization's non-Trading Permit Holder customer accounts and all orders in such accounts. This program shall be at the direction of a senior supervisor specifically identified to CBSX who is an officer (in the case of a corporation) or a general partner (in the case of a partnership) of the TPH organization.

(1) The identified senior supervisor, in meeting his responsibilities for supervision of non-Trading Permit Holder customers' accounts and orders, may delegate to qualified employees responsibilities and authority for supervision and control of each branch office, provided that the senior supervisor shall have overall authority and responsibility for establishing appropriate procedures of supervision and control over such employees. A TPH organization without experienced senior personnel may be subject to agreements with CBSX appropriately limiting the scope of its activity.

(2) Every TPH organization shall establish, maintain, and enforce written procedures which detail the specific methods used to supervise all non-Trading Permit Holder customer accounts, and all orders in such accounts.

(3) Every TPH organization shall maintain, at the principal supervisory office having jurisdiction over the office servicing a customer's account, information to permit review of each customer's account on a timely basis to determine (i) the compatibility of the investments to the investment objectives and the types of transactions for which the account was approved; (ii) the size and frequency of transactions; (iii) commission activity in the account; (iv) profit or loss in the account; (v) undue concentration in any security; and (vi) compliance with the provisions of Regulation T of the Federal Reserve Board.

(i) Applicability of Chapter IX. Rules 9.3 through 9.5, 9.12 through 9.14, 9.16 through 9.20, and 9.22 apply to transactions in the securities that are the subject of these Chapters.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112); June 18, 2010 (10-058).

. . . ***Interpretations and Policies:***

.01 CBSX recommends that currency warrants be sold only to customers whose accounts have been approved for options trading pursuant to Rule 9.7. However, if a TPH organization undertakes to effect a transaction in currency warrants for a customer whose account has not been approved for options trading, such TPH organization should make a careful determination that such warrants are not unsuitable for such customer.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112); June 18, 2010 (10-058).

.02 Customers should be provided with an explanation of any special characteristics and risks attendant to trading UIT interests. Before a TPH organization, an officer, a partner, or an employee of such a TPH organization, undertakes to recommend a transaction in the component securities resulting from the subdivision or separation of any UIT interest or in units that may be divided into such component securities, such TPH organization, officer, partner or employee should make a determination that such component securities or units are not unsuitable for such customer, and the person making the recommendation should have a reasonable basis for believing, at the time of making the recommendation, that the customer has such knowledge and experience in financial matters that he may reasonably be expected to be capable of evaluating the risks and the special characteristics of the recommended transaction and is financially able to bear the risks of such transaction.

Adopted September 11, 2006 (04-21); amended June 18, 2010 (10-058).

.03 Paragraph (e) of this Rule shall not apply to customer accounts as to which a TPH organization exercises discretion to trade in index warrants or in UIT interests, and any such account shall instead be subject to the provisions of Rule 9.10.

Adopted September 11, 2006 (04-21); amended June 18, 2010 (10-058).

Rule 53.7 CBSX Record of Written Complaints

(a) Each CBSX Trader shall keep and preserve for a period of not less than five years a file of all written complaints of customers and action taken by the CBSX Trader in respect thereof, if any. Further, for the first two years of the five-year period, the CBSX Trader shall keep such file in a place readily accessible to examination or spot checks.

(b) Upon request by CBSX, a CBSX trader shall forward promptly to CBSX any written complaints requested and a report of the action taken thereon.

(c) A "complaint" shall mean any written statement of a customer or any person acting on behalf of a customer alleging a grievance involving the activities of a CBSX Trader or persons under the control of the CBSX Trader in connection with:

(1) The solicitation or execution of any transaction conducted or contemplated to be conducted through the facilities of the CBSX, or

(2) The disposition of securities or funds of that customer which activities are related to such a transaction.

Adopted July 31, 2012 (12-074).

SECTION B: CBSX REMOTE MARKET-MAKERS

Rule 53.20 CBSX Remote Market-Maker Defined

A CBSX Remote Market-Maker for purposes of the rules in Chapter 50 through 55 is an individual (either a Trading Permit Holder or nominee of a TPH organization) who is registered with CBSX for the purpose of making transactions as a dealer-specialist in the CBSX System in accordance with the provisions of these Chapters. Registered CBSX Remote Market-Makers are designated as specialists on CBSX for all purposes under the Securities Exchange Act of 1934 and the Rules and Regulations thereunder. CBSX Remote Market-Makers may only operate in a remote capacity.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112); June 18, 2010 (10-058).

Rule 53.21 Registration of CBSX Remote Market-Makers

(a) An applicant for registration as a CBSX Remote Market-Maker shall file its application in writing with CBSX on such form or forms as CBSX may prescribe. After reviewing the application, CBSX shall either approve or disapprove the applicant's registration as a CBSX Remote Market-Maker.

(b) The registration of any person or entity as a CBSX Remote Market-Maker may be suspended or terminated by CBSX upon a determination that such person or entity has failed to properly perform as a CBSX Remote Market-Maker.

(c) Any Trading Permit Holder or prospective Trading Permit Holder adversely affected by a CBSX determination under this Rule may obtain a review in accordance with the provisions of Chapter XIX.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112); June 18, 2010 (10-058).

Rule 53.22 Appointment of CBSX Remote Market-Makers

(a) On a form or forms prescribed by CBSX, a registered CBSX Remote Market-Maker (other than CBSX DPMs and CBSX LMMs) may apply for an Appointment (having the obligations of Rule 53.23) in one or more non-option securities traded on CBSX. In making such Appointments, CBSX shall give attention to (1) the preference of registrants; (2) the maintenance and enhancement of competition among CBSX Remote Market-Makers in each security; and (3) assuring that financial resources available to a CBSX Remote Market-Maker enable it to satisfy the obligations set forth in Rule 53.23 with respect to each security for which it is appointed. CBSX may arrange two or more securities into groupings and make Appointments to those groupings rather than to individual securities. CBSX

may suspend or terminate any Appointment of a CBSX Remote Market-Maker under this Rule and may make additional Appointments whenever the interests of a fair and orderly market are best served by such action.

(b) A CBSX Remote Market-Maker's refusal to accept an Appointment may be deemed sufficient cause for termination or suspension of a CBSX Remote Market-Maker's registration.

(c) CBSX may limit the number of securities which a CBSX Remote Market-Maker may trade outside of its Appointment on the CBSX System on a daily basis or for some other designated period of time. Unless exempted by CBSX, to the extent a CBSX Remote Market-Maker trades in a security on the CBSX System outside its Appointment, that CBSX Remote Market-Maker becomes subject to the requirements of Rule 53.23 for that security for that day or for a designated period as determined by CBSX.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112).

Rule 53.23 Obligations of CBSX Remote Market-Makers

(a) *General.* Transactions of a CBSX Remote Market-Maker should constitute a course of dealings reasonably calculated to contribute to the maintenance of a fair and orderly market, and no CBSX Remote Market-Maker should enter into transactions or make bids or offers that are inconsistent with such a course of dealings.

(1) With respect to each security for which it holds an Appointment, a CBSX Remote Market-Maker has a continuous obligation to engage, to a reasonable degree under the existing circumstances, in dealings for its own account when there exists, or it is reasonably anticipated that there will exist, a lack of price continuity, or a temporary disparity between the supply of and demand for a particular security. Without limiting the foregoing, a CBSX Remote Market-Maker is expected to perform the following activities in the course of maintaining a fair and orderly market:

(A) To compete with other CBSX Market-Makers to improve markets in all securities in which the CBSX Remote Market-Maker holds an Appointment.

(B) To make markets which, absent changed market conditions, will be honored for the number of shares entered into the CBSX System in all securities in which the CBSX Remote Market-Maker holds an Appointment.

(2) The following percentage requirement applies to CBSX Remote Market-Maker trading activity for each quarter of a calendar year, except for unusual circumstances as determined by CBSX. CBSX may assign a weighting factor based on volume to one or more securities in connection with the following requirement.

(A) Respecting distribution of trading activity, at least 75 percent of a CBSX Remote Market-Maker's total dollar amount on CBSX must be in securities to which it has an Appointment.

(b) *Securities Other than those to which Appointed.* With respect to securities in which it does not hold an Appointment, a CBSX Remote Market-Maker should not engage in transactions for an account in which it has an interest which are disproportionate in relation to, or in derogation of, the performance of its obligations as specified in this Rule with respect to those securities to which it does hold an Appointment. Whenever a CBSX Remote Market-Maker submits a two-sided quote in a security to which it is not appointed, it must fulfill the obligations established by this Rule for the rest of that trading session.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112); February 16, 2012 (11-126).

. . . ***Interpretations and Policies:***

.01 A Remote Market Maker shall engage in a course of dealings for its own account to assist in the maintenance, insofar as reasonably practicable, of fair and orderly markets in accordance with this Interpretation and Policy.

(a) Two-Sided and Minimum Size Obligations. For each security in which the CBSX Remote Market-Maker holds an Appointment, the CBSX Remote Market-Maker shall be willing to buy and sell such security for its own account on a continuous basis by entering and maintaining two-sided quotes when the CBSX Remote Market-Maker is quoting in the security during CBSX Regular Trading Hours; provided, however, that such obligations (i) shall not commence during any trading day until after the first regular way transaction on the primary listing market in the security, as reported by the responsible single plan processor, and (ii) shall be suspended during a trading halt, suspension, or pause, and shall not re-commence until after the first regular way transaction on the primary listing market in the security following such halt, suspension, or pause, as reported by the responsible single plan processor (the "Two-Sided Obligation"). The interest eligible to be considered as part of a CBSX Remote Market-Maker's Two-Sided Obligation shall have a minimum size of at least one normal unit of trading (or a larger multiple thereof); provided, however, that a CBSX Remote Market-Maker may augment its Two-Sided Obligation size to display limit orders/quotes priced at the same price as the Two-Sided Obligation. Unless otherwise designated, a "normal unit of trading" shall be 100 shares. After an execution against the CBSX Remote Market-Maker's Two-Sided Obligation, a Market Maker must ensure that additional trading interest exists in the Exchange to satisfy the CBSX Remote Market-Maker's Two-Sided Obligation either by immediately entering new interest to comply with this obligation to maintain continuous two-sided quotations or by identifying existing interest on the Exchange book that will satisfy this obligation.

(b) Pricing Obligations. For NMS stocks (as defined in Rule 600 under Regulation NMS) a CBSX Remote Market-Maker shall adhere to the pricing obligations established under this Interpretation and Policy during CBSX Regular Trading Hours; provided, however, that such obligations (i) shall not commence during any trading day until after the first regular way transaction on the primary listing market in the security, as reported by the responsible single plan processor, and (ii) shall be suspended during a trading halt, suspension, or pause, and shall not re-commence until after the first regular way transaction on the primary listing market in the security following such halt, suspension, or pause, as reported by the responsible single plan processor.

(A) Bid Quotations. At the time of entry of bid interest satisfying the Two-Sided Obligation, the price of the bid interest shall be not more than the Designated Percentage away from the then current National Best Bid, or if no National Best Bid, not more than the Designated Percentage away from the last reported sale from the responsible single plan processor. In the event that the National Best Bid (or, if no National Best Bid, the last reported sale, as applicable) increases to a level that would cause the bid interest of the Two-Sided Obligation to be more than the Defined Limit away from the National Best Bid (or, if no National Best Bid, the last reported sale), or if the bid is executed or cancelled, the CBSX Remote Market-Maker shall enter new bid interest at a price not more than the Designated Percentage away from the then current National Best Bid (or, if no National Best Bid, the last reported sale), or identify to the Exchange current resting interest that satisfies the Two-Sided Obligation.

(B) Offer Quotations. At the time of entry of offer interest satisfying the Two-Sided Obligation, the price of the offer interest shall be not more than the Designated Percentage away from the then current National Best Offer, or if no National Best Offer, not more than the Designated Percentage away from the last reported sale received from the responsible single plan processor. In the event that the National Best Offer (or, if no National Best Offer, the last reported sale) decreases to a level that would cause the offer interest of the Two-Sided Obligation to be more than the Defined Limit away from the National Best Offer (or if no National Best Offer, the last reported sale), or if the offer is executed or cancelled, the CBSX Remote Market-Maker shall enter new offer interest at a price not more than the Designated Percentage away from the then current National Best Offer (or, if no National Best Offer, the last reported sale), or identify to the Exchange current resting interest that satisfies the Two-Sided Obligation.

(C) The National Best Bid and Offer shall be determined by the Exchange in accordance with its procedures for determining protected quotations under Rule 600 under Regulation NMS.

(D) For purposes of this Interpretation and Policy, the "Designated Percentage" shall be 8% for stocks subject to Rule 6.3C.03(a), 28% for stocks subject to Rule 6.3C.03(b), and 30% for stocks subject to 6.3C.03(c), except that between 8:30 a.m. and 8:45 a.m. and between 2:35 p.m. and the close of trading, when Rule 6.3C is not in effect, the Designated Percentage shall be 20% for stocks subject to Rule 6.3C.03(a), 28% for stocks subject to Rule 6.3C.03(b), and 30% for stocks subject to Rule 6.3C.03(c).

(E) For purposes of this Interpretation and Policy, the "Defined Limit" shall be 9.5% for stocks subject to Rule 6.3C.03(a), 29.5% for stocks subject to Rule 6.3C.03(b), and 31.5% for stocks subject to Rule 6.3C.03(c), except that between 8:30 a.m. and 8:45 a.m. and between 2:35 p.m. and the close of trading, when Rule 6.3C is not in effect, the Defined Limit shall be 21.5% for stocks subject to Rule 6.3C.03(a), 29.5% for stocks subject to Rule 6.3C.03(b), and 31.5% for stocks subject to Rule 6.3C.03(c).

(F) Nothing in this Rule shall preclude a Market-Maker from quoting at price levels that are closer to the National Best Bid and Offer than the levels required by this Interpretation and Policy.

Adopted November 5, 2010, implementation December 6, 2010 (10-087); amended June 23, 2011 (11-049).

Rule 53.24 Quote Maintenance

(a) *Generally.* A CBSX Remote Market-Maker will have the following functional capabilities for maintaining its quotes in the CBSX Book:

(1) A CBSX Remote Market-Maker may delete or cancel a specific quote;

(2) A CBSX Remote Market-Maker may delete or cancel all of its quotes;

(3) A CBSX Remote Market-Maker may inactivate its quotes for a certain period of time, if the CBSX System is so enabled; and

(4) A CBSX Remote Market-Maker may cancel/replace or update an existing quote.

(b) *Managing Quote Traffic.* CBSX may set limits on the quote and order traffic that is sent to the CBSX System to prevent the CBSX System from becoming overloaded. To the extent that CBSX allows for varying quote/order traffic limits by CBSX Market-Makers, such limits shall be objectively determined and submitted to the Commission for approval pursuant to a rule change filing under Section 19(b) of the Exchange Act.

(c) *Logoff.* A CBSX Market-Maker's logoff from the CBSX System will cause the CBSX System to delete all its quotes from the CBSX Book. Non-quote orders will remain in the CBSX Book unless they are expiring orders.

Adopted September 11, 2006 (04-21); amended September 27, 2006 (06-70); March 2, 2007 (06-112); November 26, 2012 (12-103).

Rule 53.25 Market-Making through an API

CBSX may limit the number of CBSX Remote Market-Makers that may access the CBSX System through an API (or the number of messages sent by CBSX Remote Market-Makers accessing the CBSX System through an API) in order to protect the integrity of the CBSX System. In addition, CBSX may impose restrictions on the use of a computer connected through an API if it believes such restrictions are necessary to ensure the proper performance of the CBSX System.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112).

SECTION C: CBSX DESIGNATED PRIMARY / LEAD MARKET-MAKERS

Rule 53.50 CBSX DPM Defined

A "CBSX Designated Primary Market-Maker"or "CBSX DPM" is a TPH organization that is approved by CBSX to function on the CBSX System in allocated securities as a CBSX Remote Market-Maker (as defined in Rule 53.20 except for the provision that CBSX Remote Market-Makers must act in a remote capacity) with the additional obligations provided for in this Section C of Chapter 53. Determinations concerning whether to grant or withdraw the approval to act as a CBSX DPM are made by CBSX in accordance with Rules 53.53- 53.55. CBSX DPMs are allocated securities by CBSX in accordance with Rule 53.54.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112); December 19, 2007 (07-129); June 18, 2010 (10-058).

Rule 53.51 CBSX LMM Defined

A "CBSX Lead Market-Maker" or "CBSX LMM" is a TPH organization that is approved by CBSX to function on the CBSX System in allocated securities as a CBSX Remote Market-Maker (as defined in Rule 53.20 except for the provision that CBSX Remote Market-Makers must act in a remote capacity) with the additional obligations provided for in this Section C of Chapter 53. Determinations concerning whether to grant or withdraw the approval to act as a CBSX LMM are made by CBSX in accordance with Rules 53.53- 53.55. CBSX may appoint one or more CBSX LMMs to a security traded on the CBSX System if such security has not been assigned to a CBSX DPM. If CBSX appoints more than one CBSX LMM per trading session to a security traded on the CBSX System, the appointed CBSX LMMs will function as CBSX LMMs on a rotating basis in accordance with a schedule set by CBSX. CBSX LMMs will have the obligations of CBSX Remote Market-Makers plus those additional obligations of CBSX DPMs. All references in these Chapters 50-55 to CBSX DPMs shall apply to CBSX LMMs also unless the context dictates otherwise.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112); June 18, 2010 (10-058).

Rule 53.52 Reserved

Reserved

Rule 53.53 Approval to Act as a CBSX DPM

(a) A TPH organization desiring to be approved to act as a CBSX DPM shall file an application with CBSX on such form or forms as CBSX may prescribe.

(b) CBSX shall determine the appropriate number of approved CBSX DPMs. Each CBSX DPM approval shall be made by CBSX, based on the CBSX's judgment as to which applicant is best able to perform the functions of a CBSX DPM. Factors to be considered in making such a selection may include, but are not limited to, any one or more of the following:

(1) adequacy of capital;

(2) operational capacity;

(3) trading experience and observance of generally accepted standards of conduct by the applicant, its associated persons, and the individuals who will represent the applicant in its capacity as a CBSX DPM;

(4) number and experience of support personnel of the applicant who will be performing functions related to the applicant's CBSX DPM business;

(5) regulatory history of adherence to Exchange Rules by the applicant, its associated persons, and the individuals who will represent the applicant in its capacity as a CBSX DPM;

(6) willingness and ability of the applicant to promote CBSX as a marketplace;

(7) performance evaluations conducted pursuant to CBSX Rules; and

(8) in the event that one or more shareholders, directors, officers, partners, managers, members, or other principals of an applicant is or has previously been a shareholder, director, officer, partner, manager, member, or other principal in another CBSX DPM or DPM, adherence by such CBSX DPM to the requirements set forth in CBSX rules regarding CBSX DPM responsibilities and obligations during the time period in which such person(s) held such position(s) with the CBSX DPM.

(c) Each applicant for approval as a CBSX DPM will be given an opportunity to present any matter which it wishes CBSX to consider in conjunction with the approval decision. CBSX may require that a presentation be solely or partially in writing, and may require the submission of additional information from the applicant or individuals associated with the applicant. Formal rules of evidence shall not apply to these proceedings.

(d) In selecting an applicant for approval as a CBSX DPM, CBSX may place one or more conditions on the approval, including, but not limited to, conditions concerning the capital, operations, or personnel of the applicant and the number or type of securities which may be allocated to the applicant.

(e) Each CBSX DPM shall retain its approval to act as a CBSX DPM until CBSX relieves the CBSX DPM of its approval and obligations to act as a CBSX DPM or CBSX terminates the CBSX DPM's approval to act as a CBSX DPM.

(f) If a TPH organization resigns as a CBSX DPM or if CBSX terminates or otherwise limits its approval to act as a CBSX DPM, CBSX shall have the discretion to do one or both of the following:

(1) approve an interim CBSX DPM, pending the final approval of a new CBSX DPM pursuant to paragraphs (a) through (d) of this Rule; and

(2) allocate on an interim basis to another CBSX DPM or to other CBSX DPMs the securities that were allocated to the affected CBSX DPM, pending a final allocation of such securities pursuant to Rule 53.54.

Neither an interim approval or allocation made pursuant to this paragraph (f) should be viewed as a prejudgment with respect to the final approval or allocation.

Adopted September 11, 2006 (04-21); amended November 29, 2006 (06-100); June 18, 2010 (10-058).

Rule 53.54 Allocation of Securities to CBSX DPMs

(a) CBSX may establish minimum eligibility standards applicable to all CBSX DPMs which must be satisfied in order for a CBSX DPM to receive allocations of securities, including but not limited to standards relating to adequacy of capital and number of personnel.

(b) CBSX shall determine, for each security in which CBSX resolves to appoint a CBSX DPM, which CBSX DPM should be allocated such security. Factors to be considered in making such determinations may include, but are not limited to, any one or more of the following: performance, volume, capacity, market performance commitments, operational factors, efficiency, competitiveness, expressed preferences of issuers, and the best interest of CBSX. Alternatively, in instances where multiple securities are being allocated at one time, CBSX may allocate such securities utilizing a draft where the draft selection order for the eligible CBSX DPMs is determined randomly by CBSX.

Adopted September 11, 2006 (04-21); amended December 29, 2006 (06-96); June 17, 2009 (09-030).

Rule 53.55 Termination, Conditioning, or Limiting Approval to Act as a CBSX DPM

(a) CBSX may terminate, place conditions upon, or otherwise limit a TPH organization's approval to act as a CBSX DPM under any one or more of the following circumstances:

(1) if the TPH organization incurs a material financial, operational, or personnel change;

(2) if the TPH organization fails to comply with any of the requirements under this Section C of Chapter 53 or the applicable provisions of Section C of Chapter VIII or fails to adequately satisfy the standards of performance conducted by CBSX under Rule 8.88(a);

(3) if for any reason the TPH organization should no longer be eligible for approval to act as a CBSX DPM or to be allocated a particular security or securities;

(4) if the TPH organization routinely fails to adhere to the requirements applicable to any CBSX DPM fee incentive program that CBSX may employ from time to time in which heightened quoting benchmarks must be met in order to qualify for discounted CBSX fees.

Before CBSX takes action to terminate, condition, or otherwise limit a TPH organization's approval to act as a CBSX DPM, the TPH organization will be given notice of such possible action and an opportunity to present any matter which it wishes CBSX to consider in determining whether to take such action. Such proceedings shall be conducted in the same manner as CBSX proceedings concerning CBSX DPM approvals which are governed by Rule 53.53(c).

(b) Notwithstanding the provisions of paragraph (a) of this Rule, CBSX has the authority to immediately terminate, condition, or otherwise limit a TPH organization's approval to act as a CBSX DPM if it incurs a material financial, operational, or personnel change warranting such action or if the TPH organization fails to comply with any of the financial requirements of Rule 8.86.

(c) Limiting a TPH organization's approval to act as a CBSX DPM may include, among other things, limiting or withdrawing the TPH organization's CBSX DPM participation entitlement provided for under Rule 53.57, and withdrawing the right of the TPH organization to act in the capacity of a CBSX DPM in a particular security or securities which have been allocated to the TPH organization.

(d) If a TPH organization's approval to act as a CBSX DPM is terminated, conditioned, or otherwise limited by CBSX pursuant to this Rule, the TPH organization may seek review of that decision under Chapter XIX of the Rules.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112); June 18, 2010 (10-058).

Rule 53.56 CBSX DPM Obligations

(a) Each CBSX DPM shall fulfill all of the obligations of a CBSX Remote Market-Maker under the Rules, and shall satisfy each of the following requirements, in respect of each of the securities allocated to the CBSX DPM:

(1) assure that its disseminated market quotations are accurate;

(2) Reserved;

(3) Reserved

(4) provide continuous quotes during CBSX Regular Trading Hours in all of the stocks, IPRs and IPSs assigned to a CBSX DPM; and

(5) segregate in a manner prescribed by CBSX (A) all transactions consummated by the CBSX DPM in securities allocated to the CBSX DPM and (B) any other transactions consummated by or on behalf of the CBSX DPM that are related to the CBSX DPM's DPM business.

To the extent that there is any inconsistency between the specific obligations of a CBSX DPM set forth in sub-paragraphs (a)(1) through (a)(5) of this Rule and the general obligations of a CBSX DPM under the Rules, sub-paragraphs (a)(1) through (a)(5) shall govern.

(b) *Other Obligations.* In addition to the obligations described in paragraph (a) of this Rule, a CBSX DPM shall fulfill each of the following obligations:

(1) act to increase CBSX order flow in the securities which are allocated to the CBSX DPM and respond to competitive developments by improving market quality and service and otherwise acting to increase CBSX's market share in those securities;

(2) promptly inform CBSX of any desired change in the individuals who represent the CBSX DPM at the CBSX Floor Post and of any material change in the financial or operational condition of the CBSX DPM;

(3) Reserved.

(4) continue to act as a CBSX DPM and to fulfill all of the CBSX DPM's obligations as a CBSX DPM until CBSX relieves the CBSX DPM of its approval and obligations to act as a CBSX DPM or CBSX terminates the CBSX DPM's approval to act as a CBSX DPM; and

(5) segregate in a manner prescribed by CBSX the CBSX DPM's business and activities as a CBSX DPM from the CBSX DPM's other business and activities.

(c) *Obligations of CBSX DPM Associated Persons.* Each person associated with a CBSX DPM shall be obligated to comply with the provisions of this Rule when acting on behalf of the CBSX DPM.

Adopted September 11, 2006 (04-21); amended September 27, 2006 (06-70); March 2, 2007 (06-112); December 19, 2007 (07-129); June 17, 2009 (09-030); January 14, 2010 (10-004).

. . . ***Interpretations and Policies:***

.01 A DPM shall engage in a course of dealings for its own account to assist in the maintenance, insofar as reasonably practicable, of fair and orderly markets in accordance with this Interpretation and Policy.

(a) Two-Sided and Minimum Size Obligations. For each security allocated to the CBSX DPM, the CBSX DPM shall be willing to buy and sell such security for its own account on a continuous by entering and maintaining two-sided quotes in accordance with Rule 53.56(a)(4) during CBSX Regular Trading Hours; provided, however, that such obligations (i) shall not commence during any trading day until after the first regular way transaction on the primary listing market in the security, as reported by the responsible single plan processor, and (ii) shall be suspended during a trading halt, suspension, or pause, and shall not re-commence until after the first regular way transaction on the primary listing market in the security following such halt, suspension, or pause, as reported by the responsible single plan processor (the "Two-Sided Obligation"). The interest eligible to be considered as part of a CBSX DPM's Two-Sided Obligation shall have a minimum size of at least one normal unit of trading (or a larger multiple thereof); provided, however, that a CBSX DPM may augment its Two-Sided Obligation size to display limit orders/quotes priced at the same price as the Two-Sided Obligation. Unless otherwise designated, a "normal unit of trading" shall be 100 shares. After an execution against the CBSX DPM's Two-Sided Obligation, a Market Maker must ensure that additional trading interest exists in the Exchange to satisfy the CBSX DPM's Two-Sided Obligation either by

immediately entering new interest to comply with this obligation to maintain continuous two-sided quotations or by identifying existing interest on the Exchange book that will satisfy this obligation.

(b) Pricing Obligations. For NMS stocks (as defined in Rule 600 under Regulation NMS) a CBSX DPM shall adhere to the pricing obligations established under this Interpretation and Policy during CBSX Regular Trading Hours; provided, however, that such obligations (i) shall not commence during any trading day until after the first regular way transaction on the primary listing market in the security, as reported by the responsible single plan processor, and (ii) shall be suspended during a trading halt, suspension, or pause, and shall not re-commence until after the first regular way transaction on the primary listing market in the security following such halt, suspension, or pause, as reported by the responsible single plan processor.

(A) Bid Quotations. At the time of entry of bid interest satisfying the Two-Sided Obligation, the price of the bid interest shall be not more than the Designated Percentage away from the then current National Best Bid, or if no National Best Bid, not more than the Designated Percentage away from the last reported sale from the responsible single plan processor. In the event that the National Best Bid (or, if no National Best Bid, the last reported sale, as applicable) increases to a level that would cause the bid interest of the Two-Sided Obligation to be more than the Defined Limit away from the National Best Bid (or, if no National Best Bid, the last reported sale), or if the bid is executed or cancelled, the CBSX DPM shall enter new bid interest at a price not more than the Designated Percentage away from the then current National Best Bid (or, if no National Best Bid, the last reported sale), or identify to the Exchange current resting interest that satisfies the Two-Sided Obligation.

(B) Offer Quotations. At the time of entry of offer interest satisfying the Two-Sided Obligation, the price of the offer interest shall be not more than the Designated Percentage away from the then current National Best Offer, or if no National Best Offer, not more than the Designated Percentage away from the last reported sale received from the responsible single plan processor. In the event that the National Best Offer (or, if no National Best Offer, the last reported sale) decreases to a level that would cause the offer interest of the Two-Sided Obligation to be more than the Defined Limit away from the National Best Offer (or, if no National Best Offer, the last reported sale), or if the offer is executed or cancelled, the CBSX DPM shall enter new offer interest at a price not more than the Designated Percentage away from the then current National Best Offer (or, if no National Best Offer, the last reported sale), or identify to the Exchange current resting interest that satisfies the Two-Sided Obligation.

(C) The National Best Bid and Offer shall be determined by the Exchange in accordance with its procedures for determining protected quotations under Rule 600 under Regulation NMS.

(D) For purposes of this Interpretation and Policy, the "Designated Percentage" shall be 8% for stocks subject to Rule 6.3C.03(a), 28% for stocks subject to Rule 6.3C.03(b), and 30% for stocks subject to 6.3C.03(c), except that between 8:30 a.m. and 8:45 a.m. and between 2:35 p.m. and the close of trading, when Rule 6.3C is not in effect, the Designated Percentage shall be 20% for stocks subject to Rule 6.3C.03(a), 28% for stocks subject to Rule 6.3C.03(b), and 30% for stocks subject to Rule 6.3C.03(c).

(E) For purposes of this Interpretation and Policy, the "Defined Limit" shall be 9.5% for stocks subject to Rule 6.3C.03(a), 29.5% for stocks subject to Rule 6.3C.03(b), and 31.5% for stocks subject to Rule 6.3C.03(c), except that between 8:30 a.m. and 8:45 a.m. and between 2:35 p.m. and the close of trading, when Rule 6.3C is not in effect, the Defined Limit shall be 21.5% for stocks subject to Rule 6.3C.03(a), 29.5% for stocks subject to Rule 6.3C.03(b), and 31.5% for stocks subject to Rule 6.3C.03(c).

(F) Nothing in this Rule shall preclude a Market-Maker from quoting at price levels that are closer to the National Best Bid and Offer than the levels required by this Interpretation and Policy.

Adopted November 5, 2010, implementation December 6, 2010 (10-087); amended June 23, 2011 (11-049).

Rule 53.57 Participation Right of CBSX DPMs

(a) CBSX may establish from time to time a participation right formula that is applicable to all CBSX DPMs. The maximum guaranteed participation right percentage for a CBSX DPM shall be 40%, although the participation of a CBSX DPM on any particular trade may be greater if the applicable allocation and priority rules provide for a pro rata distribution.

(b) To the extent established pursuant to paragraph (a) of this Rule and pursuant to the applicable trading allocation and priority rules, each CBSX DPM shall have a right to participate for its own account with the other CBSX Traders in transactions in securities allocated to the CBSX DPM that occur at the CBSX DPM's previously established bid or offer whether the bid or offer was established by a quote or an order.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112).

SECTION D: CBSX BROKERS

Rule 53.60 CBSX Broker Defined

A CBSX Broker is an individual or organization registered with CBSX for the purpose of accepting and executing orders received from Trading Permit Holders, from registered broker-dealers, or from public customers on the CBSX System. A CBSX Broker shall not accept an order from any source other than a Trading Permit Holders or a registered broker-dealer unless he or the organization is approved to transact business with the public in accordance with Rule 9.1. In the event the organization is approved pursuant to Rule 9.1, a CBSX Broker who is the employee of such organization, may then accept orders directly from public customers where (i) the organization clears and carries the customer account or (ii) the organization has entered into an agreement with the public customer to execute orders on its behalf. Among the requirements a CBSX Broker must meet in order to register pursuant to Rule 9.1 is the successful completion of an examination for the purpose of demonstrating an adequate knowledge of the securities business.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112); June 18, 2010 (10-058).

Rule 53.61 Registration of CBSX Brokers

(a) An applicant for registration as a CBSX Broker shall file his or its application in writing with CBSX on such form or forms as CBSX may prescribe. Applications shall be reviewed by CBSX, which shall consider an applicant's ability as demonstrated by passing an examination prescribed by CBSX, and such other factors as CBSX deems appropriate. After reviewing the application, CBSX shall either approve or disapprove the applicant's registration as a CBSX Broker.

(b) The registration of a CBSX Broker may be suspended or terminated by CBSX upon a determination that it has failed to properly perform as a CBSX Broker.

(c) Any Trading Permit Holder or prospective Trading Permit Holder adversely affected by a determination of CBSX under this Rule may obtain a review in accordance with the provisions of Chapter XIX.

(d) A CBSX Broker must receive authorization, in a manner prescribed by CBSX, by a Clearing Trading Permit Holder prior to entering orders for a Clearing Trading Permit Holder.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112); June 18, 2010 (10-058).

CHAPTER LIV SPECIAL PRODUCT PROVISIONS

Rule 54.1 Special Provisions for IPRs

(a) *Designation of an index or portfolio.* CBSX may list or trade IPRs (as defined in Interpretations and Policies .02 following Rule 1.1) based on one or more stock indices or securities portfolios. The IPRs based on each particular stock index or portfolio shall be designated as a separate series and shall be identified by a unique symbol. The

stocks that are included in an index or portfolio on which IPRs are based shall be selected by CBSX or its agent or by such other person as shall have a proprietary interest in and authorized use of such index or portfolio, and may be revised from time to time as may be deemed necessary or appropriate to maintain the quality and character of the index or portfolio.

(b) *Disclosures.* The provisions of this subparagraph apply only to series of IPRs that are the subject of an order by the Securities and Exchange Commission exempting such series from certain prospectus delivery requirements under Section 24(d) of the Investment Company Act of 1940 and are not otherwise subject to prospectus delivery requirements under the Securities Act of 1933. CBSX will inform Trading Permit Holders and TPH organizations regarding application of the provisions of this subparagraph to a particular series of IPRs by means of an Information Circular prior to commencement of trading in such series.

CBSX requires that Trading Permit Holders and TPH organizations provide to all purchasers of a series of IPRs a written description of the terms and characteristics of such securities, in a form approved by CBSX or prepared by the unit investment trust issuing such securities, not later than the time a confirmation of the first transaction in such series is delivered to such purchaser. In addition, Trading Permit Holders and TPH organizations shall include such a written description with any sales material relating to a series of IPRs that is provided to customers or the public. Any other written materials provided by a Trading Permit Holder or TPH organization to customers or the public making specific reference to a series of IPRs as an investment vehicle must include a statement in substantially the following form: "A circular describing the terms and characteristics of is available from your broker or CBSX. It is recommended that you obtain and review such circular before purchasing. In addition, upon request you may obtain from your broker a prospectus for." A Trading Permit Holder or TPH organization carrying an omnibus account for a non-Trading Permit Holder broker-dealer is required to inform such non-Trading Permit Holder that execution of an order to purchase a series of IPRs for such omnibus account will be deemed to constitute agreement by the non-Trading Permit Holder to make such written description available to its customers on the same terms as are directly applicable to Trading Permit Holders and TPH organizations under this rule. Upon request of a customer, a Trading Permit Holder or TPH organization shall also provide a prospectus for the particular series of IPRs.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112); June 18, 2010 (10-058).

Rule 54.2 Special Provisions for IPSs

(a) *Designation of an index or portfolio.* CBSX may list and trade Index Portfolio Shares (as defined in Interpretations and Policies .03 following Rule 1.1) based on one or more foreign or domestic stock indexes or securities portfolios. Each issue of Index Portfolio Shares based on each particular stock index or portfolio shall be designated as a separate series and shall be identified by a unique symbol. The stocks that are included in an index or portfolio on which a series of Index Portfolio Shares is based shall be selected by CBSX or its agent or by such other person as shall have authorized use of such index or portfolio. Such index or portfolio may be revised from time to time as may be deemed necessary or appropriate to maintain the quality and character of the index or portfolio.

(b) *Disclosures.* The provisions of this subparagraph apply only to series of IPSs that are the subject of an order by the Securities and Exchange Commission exempting such series from certain prospectus delivery requirements under Section 24(d) of the Investment Company Act of 1940 and are not otherwise subject to prospectus delivery requirements under the Securities Act of 1933. CBSX will inform Trading Permit Holders and TPH organizations regarding application of the provisions of this subparagraph to a particular series of IPSs by means of an Information Circular prior to commencement of trading in such series.

CBSX requires that Trading Permit Holders and TPH organizations provide to all purchasers of a series of IPSs a written description of the terms and characteristics of such securities, in a form prepared by the open-end management investment company issuing such securities, not later than the time a confirmation of the first transaction in such series is delivered to such purchaser. In addition, Trading Permit Holders and TPH organizations shall include such a written description with any sales material relating to a series of IPSs that is provided to customers or the public. Any other written materials provided by a Trading Permit Holder or TPH organization to

customers or the public making specific reference to a series of IPSs as an investment vehicle must include a statement in substantially the following form: "A circular describing the terms and characteristics of has been prepared by the and is available from your broker or CBSX. It is recommended that you obtain and review such circular before purchasing. In addition, upon request you may obtain from your broker a prospectus for."

A Trading Permit Holder or TPH organization carrying an omnibus account for a non-Trading Permit Holder broker-dealer is required to inform such non-Trading Permit Holder that execution of an order to purchase a series of IPSs for such omnibus account will be deemed to constitute agreement by the non-Trading Permit Holder to make such written description available to its customers on the same terms as are directly applicable to Trading Permit Holders and TPH organizations under this rule.

Upon request of a customer, a Trading Permit Holder or TPH organization shall also provide a prospectus for the particular series of IPSs.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112); June 18, 2010 (10-058).

Rule 54.3 Special Provisions for Trust Issued Receipts

(a) *Designation.* CBSX may trade, whether by listing or pursuant to unlisted trading privileges, Trust Issued Receipts (as defined in Interpretation and Policies .04 following Rule 1.1) based on one or more securities. The Trust Issued Receipts based on particular securities shall be designated as a separate series and shall be identified by a unique symbol. The securities that are included in a series of Trust Issued Receipts shall be selected by CBSX or its agent or by such other person as shall have a proprietary interest in such Trust Issued Receipts.

(b) *Trading Permit Holder obligations.* Trading Permit Holders and TPH organizations shall provide to all purchasers of newly issued Trust Issued Receipts a prospectus for the series of Trust Issued Receipts.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112); June 18, 2010 (10-058).

Rule 54.4 Transactions in Warrants

(a) Unless otherwise directed by CBSX, dealings on CBSX in an issue of warrants shall cease:

(1) In the case of book-entry warrants, at the close of business on their expiration date;

(2) In the case of all other warrants, at the close of business on the last business day preceding their expiration date.

(b) During the three final business days for trading in an issue of warrants, dealings on CBSX shall be made only for "cash." During the three business days preceding such three final business days, dealings on CBSX shall be made only "next day."

(c) All orders on the CBSX System for a class of warrants shall, on and after the third business day preceding the expiration of such class of warrants, be for "cash," and during the three preceding business days shall be for "next day" delivery unless, prior to the execution thereof, such order is canceled by the Trading Permit Holder or TPH organization that left the order on the CBSX System.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112); June 18, 2010 (10-058).

Rule 54.5 Position, Exercise, and Reportable Limits for Warrants

(a) *Broad-Based Position Limits.* Except with the prior written permission of the CBSX President or a designee, no Trading Permit Holder or TPH organization shall make, for any account in which it has an interest or for the account of any customer, a purchase or sale transaction in broad-based stock index warrants (whether on CBSX or on or

through the facilities of, or otherwise subject to the rule of, another national securities exchange or national securities association) if such Trading Permit Holder or TPH organization has reason to believe that as a result of such transaction the Trading Permit Holder or TPH organization or customer, acting alone or in concert with others, directly or indirectly controls an aggregate position in a stock index warrant issue, or in all warrants issued on the same stock index, on the same side of the market, in excess of the following position limits;

(1) Fifteen million warrants with respect to warrants on the same stock index (other than the Russell 2000 Index) with an original issue price of ten dollars or less.

(2) Twelve million five hundred thousand warrants with respect to warrants on the Russell 2000 Index with an original issue price of ten dollars or less.

(3) For broad-based stock index warrants with an original issue price greater than ten dollars, positions in these warrants must be converted to the equivalent of warrants on the same index priced initially at ten dollars by dividing the original issue price of the index warrants priced above ten dollars by ten and multiplying this number by the size of such index warrant position. After recalculating a warrant position pursuant to this paragraph (3), such recalculated warrant position shall be aggregated with other warrant positions, actual size or as recalculated pursuant to this paragraph (3), on the same underlying index and subjected to the applicable position limit set forth in paragraph (1) or (2) above.

(b) *Narrow-Based Position Limits.* (1) Subject to the procedures specified in subparagraphs (2) and (3) of this paragraph (b) and except with the prior written permission of the President or a designee, no Trading Permit Holder or TPH organization shall make, for any account in which it has an interest or for the account of any customer, a purchase or sale transaction in narrow-based stock index warrants (whether on CBSX or on or through the facilities of, or otherwise subject to the rule of, another national securities exchange or national securities association) if such Trading Permit Holder or TPH organization has reason to believe that as a result of such transaction the Trading Permit Holder or TPH organization or customer, acting alone or in concert with others, directly or indirectly controls an aggregate position in a stock index warrant issue, or in all warrants issued on the same stock index, on the same side of the market, in excess of the following position limits:

(A) 4,500,000 warrants if CBSX determines, at the time of a review conducted pursuant to subparagraph (2) of this paragraph (b), that any single stock in the narrow-based index accounted, on average, for 30% or more of the numerical index value during the thirty day period immediately preceding the review; or

(B) 6,750,000 warrants if CBSX determines, at the time of a review conducted pursuant to subparagraph (2) of this paragraph (b), that any single stock in the narrow-based index accounted, on average for 20% or more of the numerical index value or that any five stocks in the narrow-based index together accounted, on average, for more than 50% of the numerical index value, but that no single stock in the group accounted, on average, for 30% or more of the numerical index value, during the thirty day period immediately preceding the review; or

(C) 9,000,000 warrants if CBSX determines that the conditions specified above which would require the establishment of a lower limit have not occurred.

(2) CBSX shall make the determinations required by subparagraph (1) of this paragraph (b) with respect to warrants on each narrow-based index at the commencement of trading of any issuance of such warrants on CBSX and semi-annually thereafter ("Issuance Specific Position Limit"). CBSX may establish uniform semi-annual review dates for the purpose of making the required determinations simultaneously with respect to all warrants on narrow-based indexes traded on CBSX. In that event, the first semi-annual review of position limits with respect to warrants on any particular narrow-based index shall be conducted by CBSX on the first semi-annual review date which occurs after the commencement of trading of such warrants on CBSX. If CBSX determines, at the time of a semi-annual review, that the Issuance Specific Position Limit in

effect with respect to a particular warrant issuance is lower than the maximum position limit permitted by the criteria set forth in subparagraph (1) of this paragraph (b), CBSX may effectuate an appropriate increase in the Issuance Specific Position Limit immediately. However, the Issuance Specific Position Limit established for a particular issuance at the commencement of trading may not be reduced as a result of the semi-annual review.

(3) In the event there has been more than one warrant issuance on the same narrow-based index, then there shall be an additional position limit applicable to all those warrant issuances on the same narrow-based index in the aggregate ("Overall Position Limit"). The Overall Position Limit for warrants on a narrow-based index shall be equal to the largest Issuance Specific Position Limit then applicable to any warrant issuance of that same narrow-based index.

(4) For narrow-based stock index warrants with an original issue price greater than ten dollars, positions in these warrants must be converted to the equivalent of warrants on the same index priced initially at ten dollars by dividing the original issue price of the index warrants priced above ten dollars by ten and multiplying this number by the size of such index warrant position. After recalculating a warrant position pursuant to this subparagraph (4), such recalculated warrant position (A) shall be used to determine compliance with the Issuance Specific Position Limits set forth in subparagraph (2) and (B) shall be aggregated with other warrant positions, actual size or as recalculated pursuant to this subparagraph (4), on the same underlying index in order to determine compliance with the Overall Position Limits set forth in subparagraph (3).

(c) *Exercise Limits.* Except with the prior written permission of the CBSX President or a designee, no Trading Permit Holder shall exercise, for any account in which it has an interest or for the account of any customer, a long position in any warrant where such Trading Permit Holder or customer, acting alone or in concert with others, directly or indirectly, (i) has or will have exercised within any five consecutive business days, warrants in excess of the number of warrants specified in paragraph (a) of this Rule or such other number of warrants as may be fixed from time to time by CBSX as the exercise limit for that warrant, or (ii) has or will have exceeded the applicable exercise limit fixed from time to time by another exchange or a securities association for a warrant not dealt in on CBSX, when the Trading Permit Holder is not a member of the other exchange or securities association which lists the warrant.

(d) *Control.* Control under this Rule shall be determined in accordance with Interpretation .03 of Rule 4.11. CBSX may from time to time institute other limitations concerning the exercise of stock index warrants.

(e) *Other Exchange Rules.* Rule 4.13 (Reports Related to Position Limits) and Rule 4.14 (Liquidation of Positions) shall apply to transactions in stock index warrants. Paragraphs (a) and (c) of Rule 4.13 shall apply to currency warrants and currency index warrants. The term "option(s)" as used therein shall be deemed for purposes of this Rule to include stock index warrant(s). With respect to the reporting requirement of Rule 4.13(a), reportable positions shall be as follows: (i) for stock index warrants, 100,000 or more warrants on the same side of the market based on the same stock index; (ii) for currency warrants, 100,000 or more warrants on the same side of the market based on the same currency; and (iii) for currency index warrants, 100,000 or more warrants on the same side of the market based on the same currency index.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112); June 18, 2010 (10-058).

Rule 54.6 Special Requirements for Stock Index Warrants, Currency Index Warrants and Currency Warrants

(a) *Scope and Applicability.* This Rule applies to TPH organizations insofar as they transact business on behalf of customers in stock index warrants, currency index warrants and currency warrants, and to that extent replaces paragraphs (c) through (e) and (g) through (h) of Rule 53.6. Where Rules in Chapter IX are made applicable by this Rule to such warrants, the term "option" as used therein shall be deemed for purposes of this Rule to include a stock index, currency index or currency warrant.

(b) *Registered Options Principals and Branch Offices.* TPH organizations transacting business in stock index, currency index or currency warrants on behalf of customers shall be subject to the requirements of Rules 9.2 and 9.6 pertaining to registration of options principals and branch offices, respectively.

(c) *Account Approval.* No TPH organization shall accept an order from a customer to purchase or sell a stock index, currency index or currency warrant unless the customer's account has been approved for options trading pursuant to Rule 9.7.

(d) *Suitability.* The provisions of Rule 9.9 shall apply to recommendations in stock index, currency index and currency warrants.

(e) *Discretionary Accounts.* Insofar as a TPH organization exercises discretion to trade in stock index, currency index or currency warrants in a customer account, such account shall be subject to the provisions of Rule 9.10 with respect to such trading.

(f) *Supervision of Accounts.* Rule 9.8 shall apply to each TPH organization's non-Trading Permit Holder customer accounts in which transactions in stock index, currency index or currency warrants are effected.

(g) *Communications to Customers.* Rule 9.21 shall be applicable to communications to customers regarding stock index, currency index and currency warrants.

(h) *Customer Complaints.* The record-keeping requirements of Rule 9.23 shall apply also to customer complaints relating to stock index, currency index or currency warrants, and the required records of such complaints shall be maintained together with the records pertaining to options-related complaints provided that complaints relating to stock index, currency index or currency warrants shall be clearly identified as such.

Adopted September 11, 2006 (04-21); amended June 18, 2010 (10-058).

Rule 54.7 General Prohibitions

No Trading Permit Holder shall:

(a) Dealing When Option Granted or Held. Except as otherwise provided in Section (d) below, initiate the purchase or sale on the Exchange of any security subject to the Rules in these Chapters 50-55, for his own account or for any account in which he, his TPH organization or any person associated with such Trading Permit Holder or TPH organization is directly or indirectly interested, including by means of the issuance or acceptance of a commitment or obligation to trade, where (i) such Trading Permit Holder holds, or has sold or granted, an option or warrant on that security, or (ii) such Trading Permit Holder has knowledge that his TPH organization or any person associated with such Trading Permit Holder or TPH organization holds, or has sold or granted, any such option or warrant; except that the provisions of this Rule shall not apply in the case of any such options that are listed or traded on a national securities exchange; or

(b) Initiation of Transaction for Joint Account. Without the prior approval of a Floor Official, initiate the purchase or sale on the Exchange, including by means of the issuance or acceptance of a commitment or obligation to trade, of a security subject to the Rules in these Chapters 50-55 for any account in which he or his TPH organization or any person associated with such Trading Permit Holder or TPH organization is directly or indirectly interested with any person other than another such person or party; provided, however, that the provisions of this paragraph shall not apply to any purchase or sale (1) by any such Trading Permit Holder for any joint account maintained solely for effecting bona fide domestic or foreign arbitrage transactions or (2) by Market-Maker or odd-lot dealer for any joint account in which he is permitted to have an interest; or

(c) Discretionary Transactions. Execute or cause to be executed on the Exchange, including by means of the issuance or acceptance of a commitment or obligation to trade, any transaction for the purchase or sale of any

security subject to the Rules in these Chapters 50-55 with respect to which transaction such Trading Permit Holder is vested with discretion as to (1) the choice of security to be bought or sold, (2) the total amount of any security to be bought or sold, or (3) whether any such transaction shall be one of purchase or sale; however, the provisions of this paragraph (c) shall not apply (i) to any discretionary transaction executed by such Trading Permit Holder for any bona fide cash investment account or for the account of any person who due to illness, absence or similar circumstances is unable to effect transactions for his own account, provided, that such Trading Permit Holder shall keep available for inspection a detailed record of any such transaction and the grounds for exercising such discretion and shall file with the Exchange a report showing the name of each account for which any such transaction was executed, the amount of such discretionary purchases or sales and the grounds for exercising such discretion with respect to each account, or (ii) to any transaction permitted under paragraph (b) of this Rule for any account in which the Trading Permit Holder executing such transaction is directly or indirectly interested.

(d) Notwithstanding the foregoing:

The CBSX DPM or an associated person of the CBSX DPM for an IPR, IPS, or TIR that meets the criteria set forth in Interpretation and Policy .03 of this Rule may act as a DPM, LMM, Market-Maker, and/or floor broker in the related options without implementing procedures to restrict the flow of information between them and without any physical separation between the trading in the underlying IPR, IPS, or TIR and the trading in the related options.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112); June 18, 2010 (10-058).

. . . ***Interpretations and Policies:***

.01 CBSX has determined that no CBSX Broker shall hold a "not held" market order to buy and a "not held" market order to sell (or orders which have the effect of such "not held" market orders to buy and to sell) the same security for the same account or for accounts of the same beneficial owner. Holding such orders can be interpreted as allowing the CBSX Broker discretion respecting whether to purchase or sell such security.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112).

.02 Under normal market conditions and in the absence of a "not held" instruction, a CBSX Broker may not exercise time discretion on market or marketable limit orders and shall immediately execute such orders at the best price or prices available.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112).

.03 The criteria to qualify particular IPRs, IPSs and TIRs for side-by-side trading and integrated market making pursuant to Rule 54.7(d)(1) are as follows:

(a) Component securities that in the aggregate account for at least 90% of the weight of the portfolio must have a minimum market value of at least $75 million.

(b) The component securities representing 90% of the weight of the portfolio each have a minimum monthly trading volume during each of the last six months of at least 250,000 shares.

(c) The most heavily weighted component security cannot exceed 25% of the weight of the portfolio and the five most heavily weighted component securities cannot exceed 65% of the weight of the portfolio.

(d) The underlying portfolio must include a minimum of 13 securities.

(e) All securities in the portfolio must be listed on a national securities exchange or the Nasdaq Stock Market.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112).

Rule 54.7A Side-by-Side Trading Disclosure Requirements

An options DPM that is also approved as a CBSX DPM in the underlying security in a side-by-side trading environment pursuant to Rule 54.7(d) is required to disclose on request to all participants in the option or security trading crowds information about aggregate buying and selling interest at different price points represented by limit orders then being represented or otherwise held by the DPM.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112).

. . . ***Interpretations and Policies:***

.01 Side-by-side trading refers to the trading of options and their underlying securities in the same physical vicinity, though not necessarily by the same DPM or firm.

Adopted September 11, 2006 (04-21).

.02 Notwithstanding the fact that a DPM's transactions may be in conformity with Rule 54.7 and its Interpretations and Policies, such DPM shall nonetheless be deemed to be in violation of Rule 54.7 if the DPM has engaged in such transactions for manipulative purposes.

Adopted September 11, 2006 (04-21); amended March 2, 2007 (06-112).

Rule 54.8 Special Provisions for Commodity-Based Trust Shares

(a) The Exchange will consider for trading, pursuant to unlisted trading privileges, Commodity-Based Trust Shares that meet the criteria of this Rule.

(b) Applicability. This Rule is applicable only to Commodity-Based Trust Shares. Except to the extent inconsistent with this Rule, or unless the context otherwise requires, all Rules shall be applicable to the trading on CBSX of such securities. Commodity-Based Trust Shares are included within the definition of "security" or "securities" as such terms are used in the Rules.

(c) Definitions. The following terms shall, unless the context otherwise requires, have the meaning herein specified:

(1) Commodity-Based Trust Shares. The term "Commodity-Based Trust Shares" means a security (a) that is issued by a trust ("Trust") that holds a specified commodity deposited with the Trust; (b) that is issued by such Trust in a specified aggregate minimum number in return for a deposit of a quantity of the underlying commodity; and (c) that, when aggregated in the same specified minimum number, may be redeemed at a holder's request by such Trust which will deliver to the redeeming holder the quantity of the underlying commodity.

(2) Commodity. The term "commodity" is defined in Section 1(a)(4) of the Commodity Exchange Act.

(d) Information Barriers. No Trading Permit Holder acting as a Market-Maker and no partner, officer, director, Associated Person or employee of such Trading Permit Holder shall act as a Market-Maker or function in any capacity involving Market-Making responsibilities in an underlying commodity, related commodity futures or options on commodity futures, or any other related commodity derivative, except that an Associated Person of the TPH organization acting as a Market-Maker in Commodity-Based Trust Shares may act in a Market-Making capacity, other than as a Market-Maker in Commodity-Based Trust Shares on another market center, in an underlying commodity, related commodity futures or options on commodity futures, or any other related commodity derivative, so long as the Associated Person obtains prior written consent from the Exchange that the Associated Person and the Trading

Permit Holder acting as Market-Maker (the "Market-Maker Trading Permit Holder") have established procedures that are sufficient to restrict the flow of privileged information between the Associated Person and the Market-Maker Trading Permit Holder ("Information Barriers").

These Information Barriers (i) must provide for the organizational separation of the Associated Person and the Market-Maker Trading Permit Holder; (ii) must ensure that the Associated Person does not exert influence over the Market-Maker Trading Permit Holder; (iii) must ensure that information relating to each entity's stock positions, trading activities, and clearing and margin arrangements is not improperly shared (except with persons in senior management who are involved in exercising general managerial oversight of one or both entities); (iv) must require the Associated Person and the Market-Maker Trading Permit Holder to maintain separate books and records (and separate financial accounting); (v) must require each entity to separately meet all required capital requirements; (vi) must ensure the confidentiality of the Market-Maker's book as provided by Exchange rules; and (vii) must ensure that any other material, non-public information (such as information related to any business transactions between the Associated Person and the issuer of Commodity-Based Trust Shares or any research reports or recommendations issued by the Associated Person) is not made improperly available to the Market-Maker Trading Permit Holder, its officers, directors, partners or employees in any manner that would allow the Market-Maker Trading Permit Holder to take undue advantage of that information in the trading of Commodity-Based Trust Shares. The Market-Maker Trading Permit Holder and the Associated Person must submit the proposed Information Barriers in writing to the Exchange and the Exchange will not approve any exemption from the requirements of Rule 54.8(d) until it has determined that the Information Barriers are acceptable to the Exchange.

(e) Market-Maker Accounts. A Trading Permit Holder acting as a registered Market-Maker in Commodity-Based Trust Shares must file with the Exchange, in a manner prescribed by the Exchange, and keep current, a list identifying all accounts for trading in an underlying commodity, related commodity futures or options on commodity futures, or any other related commodity derivatives, that the Market-Maker may have or over which it may exercise investment discretion. No Market-Maker shall trade in an underlying commodity, related commodity futures or options on commodity futures, or any other related commodity derivatives, in an account in which a Market-Maker, directly or indirectly, controls trading activities, or has a direct interest in the profits or losses thereof, that has not been reported as required by this Rule.

(f) The Trading Permit Holder acting as a registered Market-Maker in Commodity-Based Trust Shares shall make available to the Exchange such books, records or other information pertaining to transactions by such entity, or registered or non-registered employee affiliated with such entity, for its or their own accounts for trading the underlying physical commodity, related commodity futures or options on commodity futures, or any other related commodity derivatives, as may be requested by the Exchange.

(g) In connection with trading the underlying physical commodity, related commodity futures or options on commodity futures, or any other related commodity derivative (including Commodity-Based Trust Shares), the Trading Permit Holder acting as a Market-Maker in Commodity-Based Trust Shares shall not use any material nonpublic information received from any person associated with the Trading Permit Holder or employee of such person regarding trading by such person or employee in the physical commodity, commodity futures or options on commodity futures, or any other related commodity derivatives.

(h) The Exchange requires that Trading Permit Holders provide all purchasers of newly issued Commodity-Based Trust Shares a prospectus for the series of Commodity-Based Trust Shares.

Adopted May 11, 2007 (07-44); amended June 18, 2010 (10-058).

Appendix A—Applicability of Rules of the Exchange

Appendix A—Applicability of Rules of the Exchange

Existing Rule		Supplemented By
1.1	Definitions	*50.1*
2.1	Committees of the Exchange	
2.15	Divisions of Exchange	
2.20	Trading Permit Holder fees and charges	
2.22	Other fees or charges	
2.23	Liability for payment	
2.24	Exchange's costs of defending legal proceedings	
3.1	Trading Permits	
3.1A	Issuance of Trading Permits in respect of memberships and pre-Restructuring Transaction Trading Permits	
3.2	Qualifications of individual Trading Permit Holders	
3.3	Qualifications of TPH organizations	
3.5	Denial of and conditions to being a Trading Permit Holder or associated with a Trading Permit Holder	
3.6	Persons associated with TPH organizations	
3.6A	Qualification and registration of certain associated persons	
3.7	Certain documents required of Trading Permit Holders, applicants, and associated persons	
3.8	Nominees	
3.9	Application procedures and approval or disapproval	*50.4*
3.10	Effectiveness of Trading Permit Holder or approved associated person status	
3.11	Notice of effectiveness of Trading Permit Holder and trading function statuses	
3.18	Trading Permit Holders and associated persons who are or become subject to a statutory disqualification	
3.19	Termination from Trading Permit Holder status	
3.20	Dissolution and Liquidation of TPH Organizations	
3.21	Obligations of Terminating Trading Permit Holders	
3.23	Integrated billing system	
3.30	Extension of Time Limits	
4.1	Just and equitable principles of trade	
4.2	Adherence to law	
4.4	Gratuities	
4.5	Nominal employment	
4.6	False statements	
4.7	Manipulation	
4.8	Rumors	
4.9	Disciplinary action by other organizations	
4.10	Other restrictions on Trading Permit Holders	

4.11	Position limits *Applicable to Stock Index Warrants, Currency Index Warrants ,and Currency Warrants*	
4.13	Reports related to position limits *Applicable to Stock Index Warrants, Currency Index Warrants, and Currency Warrants*	
4.14	Liquidation of positions *Applicable to Stock Index Warrants, Currency Index Warrants, and Currency Warrants*	
4.15	Limit on outstanding uncovered short positions *Applicable to Stock Index Warrants, Currency Index Warrants, and Currency Warrants*	
4.18	Prevention of the misuse of material, nonpublic information	
4.19	Prohibition against harassment	
4.20	Anti-Money Laundering Compliance Program	
4.21	Third Party Deposits Prohibited	
4.23	Unbundling of Orders to Maximize Rebates of Fees	
5.1	Designation of securities	*51.1*
5.2	Rights and obligations of holders and writers	
5.3	Criteria for underlying securities	
5.4	Withdrawal of approval of underlying securities	
6.1	Days and hours of business	*51.2*
6.3	Trading halts	*51.3, 52.3*
6.3B	Trading halts due to extraordinary market volatility	*51.3, 52.3*
6.3C	Individual Stock Trading Pause Due to Extraordinary Market Volatility	
6.6	Unusual market conditions	*52.3*
6.7	Exchange Liability	*24.4*
6.7A	Legal proceedings against the Exchange and its directors, officers, employees, contractors or agents	
6.9(e)	Trading based on knowledge of imminent undisclosed solicited transaction	
6.20	Admission to and conduct on the trading floor, Trading Permit Holder education	
6.21	Must Give Up Clearing Trading Permit Holder	
6.22	Trading by Trading Permit Holders on the floor	
6.23A(c) through (e)	Trading Permit Holder Electronic Connectivity	
6.43	Manner of bidding and offering	*51.5, 51.7*
6.48	Contract made on acceptance of bid or offer	
6.50	Submission for clearance	
6.51	Reporting duties	
6.52	Price binding despite erroneous report	
6.53	Certain types of orders defined	*51.8*

6.58	Submission of trade information to the Exchange	
6.70	Floor broker defined	*50.3, 53.2, 53.60*
6.71	Registration of floor brokers	*53.61*
6.72	Letters of authorization	
6.73	Responsibilities of floor brokers	*50.3*
8.1	Market-Maker defined	*50.3, 53.20*
8.2	Registration of Market-Makers	*53.21*
8.3	Appointment of Market-Makers	*53.22*
8.5	Letters of guarantee	
8.8	Restriction on acting as Market-Maker and floor broker	
8.9	Securities accounts and orders of Market-Makers	
8.10	Financial arrangements of Market-Makers	
8.50	Definitions	
8.51	Firm Disseminated Market Quotes	
8.60	Evaluation of trading crowd performance	
8.81	DPM Designees	
8.86	DPM Financial Requirements	
8.88	Review of DPM operations and performance	
8.89	Transfer of DPM Appointments	
8.91	Limitations on dealings of DPMs and affiliated persons of DPMs	
9.24	Telemarketing	
10.10	Disagreement on contract	
10.11	Contracts of suspended parties	
10.12	Mandatory closing of fails	
10.13	Closing of contracts by original party	
10.14	Procedure for closing defaulted contract	
10.15	Notice of intention to successive parties	
10.16	Notice on less than full amount	
10.17	Liability of succeeding parties	
10.18	Notice of closing to successive parties	
10.19	Duty of Trading Permit Holder giving notice to close	
10.20	Restrictions on Trading Permit Holders' participation in transaction to close defaulted contracts	
10.21	Closing contracts in suspended securities	
10.22	Default in loan of money	
12.1	General Rule	
12.2	Time margin must be obtained	
12.3	Margin requirements	*53.7*
12.5	Determination of value for margin purposes	
12.7	"When issued" and "when distributed" securities	*51.9, 51.10*

12.8	Guaranteed accounts
12.9	Meeting margin calls by liquidation prohibited
12.10	Margin required is minimum
12.11	Compliance with margin requirements of New York Stock Exchange
12.12	Daily margin record
13.1	Minimum Requirements
13.2	"Early warning" notification requirements
13.3	Power of President to impose restrictions
13.4	Joint Back Office Participants
15.1	Maintenance, retention and furnishing of books, records and other information
15.2	Reports of transactions
15.3	Reports of uncovered short positions
15.5	Financial reports
15.6	Audits
15.7	Automated submission of trading data
15.8	Risk analysis of Market-Maker accounts
15.9	Regulatory cooperation
15.10	Reporting requirements applicable to short sales in Nasdaq National Market
16.1	Imposition of suspension
16.2	Investigation following suspension
16.3	Reinstatement
16.4	Failure to obtain reinstatement
16.5	Termination of rights by suspension
17.1	Disciplinary jurisdiction
17.2	Complaint and investigation
17.3	Expedited proceeding
17.4	Charges
17.5	Answer
17.6	Hearing
17.7	Summary proceedings
17.8	Offers of settlement
17.9	Decision
17.10	Review
17.11	Judgment and sanction
17.12	Service of notice
17.13	Extension of time limits
17.14	Reporting to the Central Registration Depository
17.50	Imposition of fines for minor rule violations

19.4	Hearing	
19.5	Review	
19.6	Miscellaneous provisions	
19.50	Scope of Part B	
19.51	Definitions	
19.52	Requests for verification	
24.1	Definitions	*50.7*
24.2	Designation of the index	
24.14	Disclaimers	*50.7*
31.85	Giving Proxies by TPH Organization	

Adopted September 11, 2006 (04-21); amended June 18, 2010 (10-058); February 16, 2011 (11-017); March 15, 2012 (12-024); November 23, 2012 (12-100); April 8, 2013 (13-029).

CBOE Stock Exchange, LLC
Board of Directors

NAME	COMPANY
Thomas F. X. O'Mara	Cowen and Company
Jim Fitzgibbons	Susquehanna, LLC
David Harris	CBOE Stock Exchange (CBSX)
Stuart J. Kipnes	Associated Options, Inc.
Gerald T. O'Connell	Chicago Board Options Exchange
David Reynolds	Chicago Board Options Exchange
Jeffrey L. Shaw	Timber Hill, LLC
William P. White	Barclays Capital
Phil Slocum	Chicago Board Options Exchange

CBOE Stock Exchange, LLC
Officers

NAME	POSITION
David Harris	President & CEO
David Reed	Product Strategy
Jon Lewan	Operations

CERTIFICATE OF INCORPORATION
OF
CHICAGO OPTIONS EXCHANGE BUILDING CORPORATION

First: The name of the corporation is Chicago Options Exchange Building Corporation.

Second: The address of the registered office of the corporation in the State of Delaware is 100 West Tenth Street, in the City of Wilmington, County of New Castle. The name of the registered agent of the corporation at this address is The Corporation Trust Company.

Third: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

Fourth: The total number of shares of stock that the corporation is authorized to issue is one (1) share of common stock, having a par value of one dollar ($1).

Fifth: The business and affairs of the corporation shall be managed by the board of directors, who need not be elected by ballot unless required by the by-laws of the corporation.

Sixth: In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the directors are expressly authorized to adopt, amend or repeal the by-laws.

Seventh: The corporation reserves the right to amend and repeal any provision contained in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware. All rights herein conferred are granted subject to this reservation.

Eighth: The incorporator is Arne R. Rode, whose mailing address is as follows: Chicago Board Options Exchange Incorporated, Suite 2200, 141 West Jackson Boulevard, Chicago, Illinois 60604.

I, THE UNDERSIGNED, being the incorporator, for the purpose of forming a corporation under the laws of the State of Delaware do make, file and record this Certificate of Incorporation, do certify that the facts herein stated are true, and accordingly, have hereto set my hand and seal this 7th day of August, 1980.



Arne R. Rode



State of DELAWARE

Office of SECRETARY OF STATE

I, Glenn C. Kenton *Secretary of State of the State of Delaware, do hereby certify that the above and foregoing is a true and correct copy of* Certificate of Incorporation of the "Chicago Options Exchange Building Corporation", as received and filed in this office the eighth day of August, A.D. 1980, at 12 o'clock Noon.

In Testimony Whereof, *I have hereunto set my hand and official seal at Dover this* eighth *day of* August *in the year of our Lord one thousand nine hundred and* eighty.



Glenn C. Kenton

Glenn C. Kenton, Secretary of State

AMENDED AND RESTATED BY-LAWS

OF

CHICAGO OPTIONS EXCHANGE BUILDING CORPORATION

ARTICLE I - STOCKHOLDERS

Section 1. Annual Meeting

The annual meeting of the shareholder shall be held on the second Tuesday of January each year beginning in the year 2010, at the hour of 10:00 a.m., for the purpose of electing directors and for the transaction of such other business as may properly come before the meeting. If the day fixed for the annual meeting shall be a legal holiday, such meeting shall be held on the next succeeding business day.

Section 2. Special Meetings

Special meetings of the stockholder, for any purpose or purposes prescribed in the notice of the meeting, may be called by the board of directors and shall be held at such place, on such date, and at such time as he shall fix.

Section 3. Notice of Meetings

Written notice of the place, date, and time of all meetings of the stockholder shall be given, not less than ten nor more than sixty days before the date on which the meeting is to be held, to the stockholder entitled to vote at such meeting, except as otherwise provided herein or required by law (meaning, here and hereinafter, as required from time to time by the General Corporation Law of the State of Delaware or the Certificate of Incorporation).

When a meeting is adjourned to another place, date or time, written notice need not be given of the adjourned meeting if the place, date, and time thereof are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than thirty days after the date for which the meeting was orginally noticed, or if a new record date is fixed for the adjourned meeting, written notice of the place, date, and time of the adjourned meeting shall be given in conformity herewith. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

Section 4. Quorum

At any meeting of the stockholder, the holder, present in person or by proxy, shall constitute a quorum for all purposes.

If a quorum shall fail to be present at any meeting, the chairman of the meeting may adjourn the meeting to another place, date, or time.

Section 5. Organization

The president or, in his absence, the highest ranking officer of the corporation who is present shall call to order any meeting of the stockholder and act as chairman of the meeting. In the absence of the secretary of the corporation, the secretary of the meeting shall be such person as the chairman appoints.

Section 6. Conduct of Business

The chairman of any meeting of the stockholder shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seem to him in order.

Section 7. Proxies and Voting

At any meeting of the stockholder, the holder may vote in person or by proxy authorized by an instrument in writing filed in accordance with the procedure established for the meeting.

ARTICLE II - DIRECTORS

Section 1. Number and Term of Office

The number of directors who shall constitute the whole board shall be not less than three. Each director shall be elected for a term of one year and until his successor is elected and qualified, except as otherwise provided herein or required by law.

Section 2. Quorum

A majority of board of directors shall constitute a quorum for all purposes.

Section 3. Conduct of Business

Action may be taken by the board of directors without a meeting, if a written consent thereto is signed by all the directors and such written consent is filed with the minutes of proceedings of the board of directors. Any such written consent may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts together constituting the same consent.

Section 4. Powers

The board of directors may, except as otherwise required by law, exercise all such powers and do all such acts and things as may be exercised or done by the corporation, including, without limiting the generality of the foregoing, the unqualified power:

(1) To declare dividends from time to time in accordance with law;

(2) To purchase or otherwise acquire any property, rights or privileges on such terms as it shall determine;

(3) To authorize the creation, making and issuance, in such form as it may determine, of written obligations of every kind, negotiable or non-negotiable, secured or unsecured, and to do all things necessary in connection therewith;

(4) To remove any officer of the corporation with or without cause, and from time to time to devolve the powers and duties of any officer upon any other person for the time being;

(5) To confer upon any officer of the corporation the power to appoint, remove and suspend subordinate officers and agents;

(6) To adopt from time to time such stock, option, stock purchase, bonus or other compensation plans for directors, officers and agents of the corporation and its subsidiaries as it may determine;

(7) To adopt from time to time such insurance, retirement, and other benefit plans for directors, officers and agents of the corporation and its subsidiaries as it may determine; and,

(8) To adopt from time to time regulations, not inconsistent with these by-laws, for the management of the corporation's business and affairs.

Section 5. Compensation of Directors

The directors, as such, may receive, pursuant to resolution of the board of directors, fixed fees and other compensation for their services as directors.

ARTICLE III - OFFICERS

Section 1. Generally

The officers of the corporation shall consist of a president, a secretary, and such other officers as may from time to time be appointed by the board of directors. Each officer shall hold his office until his successor is appointed and qualified or until his earlier resignation or removal. Any number of offices may be held by the same person.

Section 2. President

The president shall be the chief executive officer of the corporation. Subject to the provisions of these by-laws, he shall have the responsibility for the general management and control of the affairs and business of the corporation and shall perform all duties and have all powers which are commonly incident to the office of the chief executive. He shall have power to sign all stock certificates, contracts and other instruments of the corporation which are authorized. He shall have general supervision and direction of all of the other officers and agents of the corporation.

Section 3. Secretary

The secretary shall issue all authorized notices for, and shall keep minutes of, all meetings of the stockholder and of the board of directors. He shall have charge of the corporate books.

The secretary also shall have the custody of all monies and securities of the corporation and shall keep regular books of account. He shall make such disbursements of the funds of the corporation as are proper and shall render from time to time an account of all such transactions and of the financial condition of the corporation.

Section 4. Delegation of Authority

The board of directors may from time to time delegate the powers or duties of any officer to any other officers or agents, notwithstanding any provision hereof.

Section 5. Removal

Any officer of the corporation may be removed at any time, with or without cause, by the board of directors.

Section 6. Action with Respect to Securities of Other Corporations

The president shall have power to vote and otherwise act on behalf of the corporation, in person or by proxy, at any meeting of stockholders of or with respect to any action of stockholders of any other corporation in which this corporation may hold securities and otherwise to exercise any and all rights and powers which this corporation may possess by reason of its ownership of securities in such other corporation.

ARTICLE IV - INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHERS

The corporation shall, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, indemnify and hold harmless any person (a "Covered Person") who was or is made or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he or she is or was a director, officer or member of a committee of the corporation, or, while a director or officer of the corporation, is or was serving at the request of the corporation as a director or officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such Covered Person in connection with a proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article IV, the corporation shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the board of directors of the corporation.

Expenses (including attorneys' fees) incurred by a Covered Person in defending a proceeding, including appeals, shall, to the extent not prohibited by law, be paid by the

corporation in advance of the final disposition of such proceeding; provided, however, that the corporation shall not be required to advance any expenses to a person against whom the corporation directly brings an action, suit or proceeding alleging that such person (1) committed an act or omission not in good faith or (2) committed an act of intentional misconduct or a knowing violation of law. Additionally, an advancement of expenses incurred by a Covered Person shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such Covered Person, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal or otherwise in accordance with Delaware law that such Covered Person is not entitled to be indemnified for such expenses under this Article IV.

If a claim for indemnification (following the final disposition of such action, suit or proceeding) or advancement of expenses under this Article IV is not paid in full within thirty days after a written claim therefor by the Covered Person has been received by the corporation, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any action the corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

The provisions of this Article IV shall be deemed to be a contract between the corporation and each Covered Person who serves in any such capacity at any time while this Article IV is in effect, and any repeal or modification of any applicable law or of this Article IV shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

Persons not expressly covered by the foregoing provisions of this Article IV, such as those (*x*) who are or were employees or agents of the corporation, or are or were serving at the request of the corporation as employees or agents of another corporation, partnership, joint venture, trust or other enterprise, or (*y*) who are or were directors, officers, employees or agents of a constituent corporation absorbed in a consolidation or merger in which the corporation was the resulting or surviving corporation, or who are or were serving at the request of such constituent corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise, may be indemnified or advanced expenses to the extent authorized at any time or from time to time by the board of directors.

The rights conferred on any Covered Person by this Article IV shall not be deemed exclusive of any other rights to which such Covered Person may be entitled by law or otherwise, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

The corporation's obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

Any repeal or modification of the foregoing provisions of this Article IV shall not adversely affect any right or protection hereunder of any Covered Person in respect of any act or omission occurring prior to the time of such repeal or modification.

The corporation may purchase and maintain insurance, at its expense, to protect itself and any director, manager, officer, trustee, employee or agent of the corporation or another corporation, or of a partnership, limited liability company, joint venture, trust or other enterprise against any expense, liability or loss (as such terms are used in this Article IV), whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware.

ARTICLE V - STOCK

Section 1. Certificate of Stock

The stockholder shall be entitled to a certificate signed by, or in the name of the corporation by, the president and by the secretary, certifying that it owns one share. Any of or all of the signatures on the certificate may be facsimile.

Section 2. Transfer of Stock

Transfers of stock shall be made only upon the transfer books of the corporation kept at an office of the corporation or by transfer agents designated to transfer the share of stock of the corporation. Except where a certificate is issued in accordance with Section 4 of Article V of these by-laws, an outstanding certificate for the share involved shall be surrendered for cancellation before a new certificate is issued therefore.

Section 3. Record Date

The board of directors may fix a record date, which shall not be more than sixty nor less than ten days before the date of any meeting of the stockholder, nor more than sixty days prior to the time for the other action hereinafter described, as of which there shall be determined the stockholder who is entitled: to notice of or to vote at any meeting of stockholder or any adjournment thereof; to express consent to corporate action in writing without a meeting; to receive payment of any dividend or other distribution or allotment of any rights; or to exercise any rights with respect to any change, conversion or exchange of stock or with respect to any other lawful action.

Section 4. Lost, Stolen or Destroyed Certificates

In the event of the loss, theft or destruction of the certificate of stock, another may be issued in its place pursuant to such regulations as the board of directors may establish concerning proof of such loss, theft or destruction and concerning the giving of a satisfactory bond or bonds of indemnity.

Section 5. Regulations

The issue, transfer, conversion and registration of the certificate of stock shall be governed by such other regulations as the board of directors may establish.

ARTICLE VI - NOTICES

Section 1. Notices

Whenever notice is required to be given to a stockholder, director, officer, or agent, such requirement shall not be construed to mean personal notice. Such notice may in every instance be effectively given by depositing a writing in a post office or letter box, in a postpaid, sealed wrapper, or by dispatching a prepaid telegram, addressed to such stockholder, director, officer or agent at his or her address as the same appears on the books of the corporation. The time when such notice is dispatched shall be the time of the giving of the notice.

Section 2. Waivers

A written waiver of any notice, signed by a stockholder, director, officer, or agent, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such stockholder, director, officer, or agent. Neither the business nor the purpose of any meeting need be specified in such a waiver.

ARTICLE VII - MISCELLANEOUS

Section 1. Facsimile Signatures

In addition to the provisions for the use of facsimile signatures elsewhere specifically authorized in these by-laws, facsimile signatures of any officer or officers of the corporation may be used whenever and as authorized by the president.

Section 2. Corporate Seal

The board of directors may provide a suitable seal, containing the name of the corporation, which seal shall be in the charge of the secretary.

Section 3. Reliance upon Books, Reports and Records

Each director, each member of any committee designated by the board of directors, and each officer of the corporation shall, in the performance of his duties, be fully protected in relying in good faith upon the books of account or other records of the corporation, including reports made to the corporation by any of its officers, by an independent certified public accountant, or by an appraiser selected with reasonable care.

Section 4. Fiscal Year

The fiscal year of the corporation shall be as fixed by the board of directors.

Section 5. Time Periods

In applying any provision of these by-laws which require that an act be done or not done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded and the day of the event shall be included.

ARTICLE VIII - AMENDMENTS

Section 1. Amendments

These by-laws may be amended or repealed by the board of directors or by the stockholder.

CH2\7306397.3

Chicago Options Exchange Building Corporation
Board of Directors

NAME	POSITION
William J. Brodsky	Chairman
Edward T. Tilly	Director
Richard DuFour	Director

Chicago Options Exchange Building Corporation
Officers

NAME	POSITION
Edward T. Tilly	President
LuAnn O'Shea	Secretary
Alan J. Dean	Treasurer

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "CBOE FUTURES EXCHANGE, LLC", FILED IN THIS OFFICE ON THE SIXTEENTH DAY OF JULY, A.D. 2002, AT 12:30 O'CLOCK P.M.



Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3547866 8100

020453980

AUTHENTICATION: 1885671

DATE: 07-16-02

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 12:30 PM 07/16/2002
020453980 – 3547866

CERTIFICATE OF FORMATION

OF

CBOE FUTURES EXCHANGE, LLC

This Certificate of Formation of CBOE Futures Exchange, LLC, dated as of July 16, 2002, has been duly executed and is being filed by the undersigned, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq.).

1. The name of the limited liability company is CBOE Futures Exchange, LLC.

2. The address of its registered office in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of CBOE Futures Exchange, LLC this 16th day of July, 2002.

By: *[signature]*
Name: Kieran P. Hennigan
Title: Authorized Person

NY12533:135822.5

C46

FIFTH AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

CBOE FUTURES EXCHANGE, LLC

WHEREAS, CBOE Futures Exchange, LLC, a Delaware limited liability company (the "Company"), was formed on July 16, 2002, pursuant to the provisions of the Delaware Limited Liability Company Act (6 Del.C. §§ 18-101, et seq.) (the "Act");

WHEREAS, Chicago Board Options Exchange, Incorporated ("CBOE") was the sole member of the Company until the demutualization of CBOE;

WHEREAS, in connection with the demutualization of CBOE on June 18, 2010, CBOE issued a dividend to CBOE Holdings, Inc. ("CBOE Holdings") that included all of CBOE's interest in the Company, and as a result the Company became a wholly-owned subsidiary of CBOE Holdings on that date;

WHEREAS, CBOE Holdings is executing this Fifth Amended and Restated Limited Liability Company Agreement (this "Agreement") for the purpose of amending and restating the Fourth Amended and Restated Limited Liability Company Agreement of the Company, dated as of April 26, 2010, to reflect that CBOE Holdings is now the sole member of the Company and to make other changes to the Agreement;

NOW THEREFORE, CBOE Holdings does hereby certify and agree as follows:

Section 1. Name. The name of the Company shall be "CBOE Futures Exchange, LLC" or such other name as the Board of Directors (as defined below) may from time to time hereafter designate.

Section 2. Purpose. The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Act and engaging in any and all activities necessary or incidental to the foregoing.

Section 3. Offices. (a) The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, such place or places as the Board of Directors may from time to time designate.

(b) The registered office of the Company in the State of Delaware shall be located at The Corporation Trust Company, 1209 Orange Street, Wilmington,

Delaware 19801. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware shall be The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801.

Section 4. Member. The sole Member ("Member") of the Company is CBOE Holdings.

Section 5. Term. The term of the Company commenced on the date of filing of the Certificate of Formation of the Company in accordance with the Act and shall continue until dissolution of the Company in accordance with the Act or Section 12 of this Agreement.

Section 6. Management of the Company. (a) The sole Member hereby exclusively vests the power to manage, operate and set policies for the Company in a management board (the "Board of Directors"). The Board of Directors of the Company shall consist of at least five individuals elected by the sole Member. At least thirty-five percent of the Directors on the Board of Directors shall be Public Directors. The sole Member shall designate one of the Directors on the Board to serve as Chairman of the Board of Directors. The individuals elected to the Board of Directors by the sole Member and the Director designated as Chairman of the Board of Directors by the sole Member shall hold office for such term as may be determined by the sole Member or until their respective successors are chosen. The current members of the Board of Directors and the current Chairman of the Board of Directors are listed in Schedule A, which shall automatically be amended as the individuals on the Board of Directors and the Director serving as Chairman of the Board of Directors change from time to time. Directors may be removed from, and substitute or additional Directors may be appointed to, the Board of Directors, at any time by the sole Member. The Chairman of the Board of Directors may be removed from that position, and a different member of the Board may be designated as Chairman of the Board, at any time by the sole Member. Each Director is designated a "manager" of the Company within the meaning of the Act.

(b) A "Public Director" is a member of the Board of Directors with the following qualifications:

(i) To qualify as a Public Director of the Company, an individual must first be found, by the Board of Directors, on the record, to have no relationship with the Company that reasonably could affect the independent judgment or decision making of the individual as a Public Director.

(ii) In addition, an individual shall not qualify as a Public Director if any of the following circumstances exist:

(A) The individual is, or was within the last year, an officer or employee of the Company or an officer or employee of any affiliate of the Company;

(B) The individual is, or was within the last year, a Trading Privilege Holder (as such term is defined by the rules of the Company promulgated in accordance with the Commodity Exchange Act and the regulations thereunder) or an officer or director of such a Trading Privilege Holder;

(C) The individual, or a firm with which the individual is an officer, director or partner, receives, or received within the last year, more than $100,000 in combined annual payments from the Company, or any affiliate of the Company, for legal, accounting or consulting services. Compensation for services as a director of the Company or as a director of an affiliate of the Company does not count toward the $100,000 payment limit, nor does deferred compensation for services prior to becoming a director, so long as such compensation is in no way contingent, conditioned or revocable.

(D) Any of the above relationships in this paragraph (b)(ii) apply to a member of the Director's "immediate family," i.e., spouse, parents, children and siblings.

(iv) Public Directors of the Company may also serve as directors of Company affiliates if the individuals otherwise meet the definition of Public Director in this Section 6(b).

(v) For purposes of this Section 6(b), "affiliate" includes parents or subsidiaries of the Company or entities that share a common parent with the Company.

(vi) The Company shall disclose to the Commodity Futures Trading Commission which members of the Board of Directors are Public Directors, and the basis for those determinations.

(c) Meetings of the Board of Directors shall be held at the principal place of business of the Company or at any other place that the Chairman of the Board of Directors may determine from time to time. Members of the Board of Directors may participate in such meetings by conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such a meeting. The presence of at least 50% of the Directors shall constitute a quorum for the transaction of business, provided that members of the Board that are recused with respect to a particular issue nevertheless shall be deemed present for the purpose of determining the existence of a quorum. Board meetings shall be held in accordance with the schedule established by the Board of Directors. Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors, and shall be called by the Secretary of the Company upon the written request of any two Directors. The Secretary shall give at least one hour's notice of such meeting to each Director.

(d) Decisions of the Board of Directors shall require the approval of a majority of the Directors voting at a meeting; provided that should the Board of Directors be unable to render a decision due to a tie in the vote, then the sole Member may make the decision in lieu of the Board of Directors. The Board of Directors also may make decisions, without holding a meeting, in either of the following ways:

(i) The Board of Directors may make decisions by written consent of all of the Directors. Any such written consent may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts together constituting the same consent. Written consent also may be transmitted by means of "electronic transmission" as described in the Act.

(ii) The members of the Board of Directors may be individually polled to vote on issues (x) requiring prompt action or action prior to the next regularly scheduled Board meeting and (y) where the calling of a special Board meeting, in the opinion of the Chairman of the Board of Directors or the President of the Company, would be impractical. Any such poll may be conducted by telephone, by means of electronic transmission, and/or in person. An attempt shall be made to contact each Director in any such poll. A poll reaching at least 50% of the Directors shall be sufficient to constitute a quorum of the Board and the approval of a majority of the Directors voting in such a poll shall constitute requisite Board action, even if all Directors are not reached in connection with the poll. The results of any such poll shall be reported at the next physical meeting of the Board of Directors.

The Board of Directors may establish such other rules and procedures not inconsistent with the foregoing for its deliberations as it may deem necessary or desirable.

(e) The Executive Committee of the Company shall consist of the Chairman of the Board of Directors of the Company and one or more other members of the Board of Directors appointed by the Chairman of the Board of Directors with the approval of the Board of Directors. At least thirty-five percent of the Directors on the Executive Committee shall be Public Directors. The Chairman of the Board of Directors shall be the Chairperson of the Executive Committee. The Executive Committee shall have and may exercise all of the powers and authority of the Board of Directors in the management of the business and affairs of the Company, except that it shall not have any power or authority to amend the certificate of formation of the Company or this Agreement, each as amended or otherwise modified from time to time; adopt any agreement of merger or consolidation; approve the sale, lease or exchange of all or substantially all of the Exchange's property and assets; or approve the dissolution of the Company or a revocation of a dissolution.

(f) The Board of Directors shall have the power by itself or through agents, and shall be authorized and empowered on behalf and in the name of the Company, to carry out all of the objects and purposes of the Company and to perform all acts and enter into and perform all acts and other undertakings that it may in its discretion

deem necessary or advisable in that regard, in each case in accordance with the provisions of this Agreement. A Director acting individually in his or her capacity shall have the power to act for or bind the Company to the extent authorized to do so by the Board of Directors. The Chairman of the Board of Directors, the President and the Secretary are each hereby designated as authorized persons, within the meaning of the Act, to execute and file any amendments to, or restatements of, the Certificate of Formation with the Secretary of State of the State of Delaware and any applicable filings as a foreign limited liability company in any State where such filings may be necessary or desirable. The Board of Directors may confer upon any officer of the Company elected in accordance with paragraph (f) below, any of the powers of the Board of Directors set forth in this Agreement.

(g) The President of the Company shall be the individual serving as the President of the sole Member from time to time. The Board of Directors shall have the power to elect such other officers of the Company as it may deem necessary or appropriate from time to time. All officers of the Company elected by the Board of Directors shall hold office for such term as may be determined by the Board of Directors or until their respective successors are chosen. Any officer, other than the Chairman of the Board of Directors and the President, may be removed from office at any time either with or without cause by the Chairman of the Board of Directors, the President or the affirmative vote of a majority of the Directors then in office. Each of the officers of the Company shall have the powers and duties prescribed by the Board of Directors and, unless otherwise prescribed by the Board of Directors, shall have such further powers and duties as ordinarily pertain to that office.

Section 7. Liability; Indemnification. (a) Except as otherwise provided by the Act, neither CBOE Holdings, solely by reason of being the sole Member of the Company, nor any director, officer, employee or agent of the Company, solely by reason of acting in such capacity (including a person having more than one such capacity), shall be personally liable for any expenses, liabilities, debts or obligations of the Company, whether arising in contract, tort or otherwise.

(b) The Company shall, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, indemnify and hold harmless any person who was or is made or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he or she is or was a director, officer or member of a committee of the Board of Directors or the Company, or, while a director or officer of the Company, is or was serving at the request of the Company as a director or officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or non-profit entity, including service with respect to employee benefit plans (collectively, a "Covered Person"), against all liability and loss suffered and expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such Covered Person in connection with a proceeding; provided, however, that no Covered Person shall be

entitled to indemnification in connection with a proceeding (i) if that indemnification is impermissible under the Commodity Exchange Act or the regulations thereunder, (ii) unless the Covered Person acted in good faith, not in a wanton and willful manner, and in a manner the Covered Person reasonably believed to be in or not opposed to the best interests of the Company, and (iii) with respect to any criminal proceeding, unless the Covered Person had no reasonable cause to believe the Covered Person's conduct was unlawful. Notwithstanding the preceding sentence, except as otherwise provided in Section (c) of this Section 7, the Company shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of Directors of the Company.

(c) Expenses (including attorneys' fees) incurred by a Covered Person in defending a proceeding, including appeals, shall, to the extent not prohibited by law, be paid by the Company in advance of the final disposition of such proceeding; provided, however, that the Company shall not be required to advance any expenses to a person against whom the Company directly brings an action, suit or proceeding alleging that such person (i) committed an act or omission not in good faith or (ii) committed an act of intentional misconduct or a knowing violation of law. Additionally, an advancement of expenses incurred by a Covered Person shall be made only upon delivery to the Company of an undertaking, by or on behalf of such Covered Person, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal or otherwise in accordance with Delaware law that such Covered Person is not entitled to be indemnified for such expenses under this Section 7.

(d) If a claim for indemnification (following the final disposition of such action, suit or proceeding) or advancement of expenses under this Section 7 is not paid in full within thirty days after a written claim therefor by the Covered Person has been received by the Company, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any action the Company shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

(e) The provisions of this Section 7 shall be deemed to be a contract between the Company and each Covered Person who serves in any such capacity at any time while this Section 7 is in effect, and any repeal or modification of any applicable law or of this Section 7 shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

(f) Persons not expressly covered by the foregoing provisions of this Section 7, such as those (i) who are or were employees or agents of the Company, or are or were serving at the request of the Company as employees or agents of another

corporation, partnership, joint venture, trust or other enterprise, or (ii) who are or were directors, officers, employees or agents of a constituent corporation absorbed in a consolidation or merger in which the Company was the resulting or surviving corporation, or who are or were serving at the request of such constituent corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise, may be indemnified or advanced expenses to the extent authorized at any time or from time to time by the Board of Directors.

(g) The rights conferred on any Covered Person by this Section 7 shall not be deemed exclusive of any other rights to which such Covered Person may be entitled by law or otherwise, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

(h) The Company's obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

(i) Any repeal or modification of the foregoing provisions of this Section 7 shall not adversely affect any right or protection hereunder of any Covered Person in respect of any act or omission occurring prior to the time of such repeal or modification.

(j) The Company may purchase and maintain insurance, at its expense, to protect itself and any director, manager, officer, trustee, employee or agent of the Company or another corporation, or of a partnership, limited liability company, joint venture, trust or other enterprise against any expense, liability or loss (as such terms are used in this Section 7), whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Act.

Section 8. Capital Contributions. The sole Member may make capital contributions to the Company in such amounts and at such times as it deems necessary or appropriate in its sole discretion.

Section 9. Assignment of Member's Interest. The sole Member may assign all, but not part, of its interest to any of its affiliates.

Section 10. Distributions. Distributions of cash or other assets of the Company shall be made at such time and in such amounts as the sole Member, by itself or through a power of attorney, or the Board of Directors may determine.

Section 11. Return of Capital. The sole Member has no right to receive, but the Board of Directors has absolute discretion to make, any distributions to the sole Member which include a return of all or any part of the sole Member's capital contribution; provided that upon the dissolution of the Company, the assets of the Company shall be distributed as provided in Section 18-804 of the Act.

Section 12. Dissolution. The Company shall be dissolved and its affairs wound up and terminated upon the determination of the Board of Directors or upon the consent of the sole Member to dissolve the Company. Such dissolution and winding up shall be carried out in accordance with the Act.

Section 13. Fiscal Year. The fiscal year of the Company shall be the twelve month period ending on December 31 of each year.

Section 14. Amendments. This Agreement may be amended only upon the written consent of the sole Member.

Section 15. Governing Law. This Agreement and the rights and obligations of the parties hereto shall be subject to, and governed by, the laws of the State of Delaware.

IN WITNESS WHEREOF, the undersigned has duly executed this Fourth Amended and Restated Limited Liability Company Agreement as of June 18, 2010.

CBOE Holdings, Inc.,
a Delaware corporation

By: Edward J. Joyce

Edward J. Joyce
President and Chief Operating Officer

SCHEDULE A

BOARD OF DIRECTORS

<u>Names</u>

Edward Tilly, Chairman

Lawrence Blum

Michael Gorham

Israel Nelken

Vacancy

CBOE FUTURES EXCHANGE, LLC

Rulebook

BY ACCESSING, OR ENTERING ANY ORDER INTO, THE CBOE SYSTEM, AND WITHOUT ANY NEED FOR ANY FURTHER ACTION, UNDERTAKING OR AGREEMENT, A TRADING PRIVILEGE HOLDER OR AUTHORIZED TRADER AGREES (I) TO BE BOUND BY, AND COMPLY WITH, THE RULES OF THE EXCHANGE, THE RULES OF THE CLEARING CORPORATION AND APPLICABLE LAW, IN EACH CASE TO THE EXTENT APPLICABLE TO IT, AND (II) TO BECOME SUBJECT TO THE JURISDICTION OF THE EXCHANGE WITH RESPECT TO ANY AND ALL MATTERS ARISING FROM, RELATED TO, OR IN CONNECTION WITH, THE STATUS, ACTIONS OR OMISSIONS OF SUCH TRADING PRIVILEGE HOLDER OR AUTHORIZED TRADER. SEE RULE 308(A) AND THE RELATED DEFINITIONS IN THIS RULEBOOK.

ANY PERSON INITIATING OR EXECUTING A TRANSACTION ON OR SUBJECT TO THE RULES OF THE EXCHANGE DIRECTLY OR THROUGH AN INTERMEDIARY, AND ANY PERSON FOR WHOSE BENEFIT SUCH A TRANSACTION HAS BEEN INITIATED OR EXECUTED, EXPRESSLY CONSENTS TO THE JURISDICTION OF THE EXCHANGE AND AGREES TO BE BOUND BY AND COMPLY WITH THE RULES OF THE EXCHANGE IN RELATION TO SUCH TRANSACTIONS, INCLUDING, BUT NOT LIMITED TO, RULES REQUIRING COOPERATION AND PARTICIPATION IN INVESTIGATORY AND DISCIPLINARY PROCESSES. SEE RULE 308(D) FOR THE RULES OF THE EXCHANGE TO WHICH ANY PERSON SUBJECT TO THE FOREGOING SENTENCE THAT IS NOT A TRADING PRIVILEGE HOLDER OR RELATED PARTY IS BOUND AND REQUIRED TO COMPLY.

Revised as of May 3, 2013

TABLE OF CONTENTS

CBOE FUTURES EXCHANGE, LLC
RULEBOOK

Page

CHAPTER 1
DEFINITIONS

Scope of Definitions

Unless otherwise specifically provided in the Rules of the Exchange or the context otherwise requires, the terms defined in this Chapter shall for all purposes of the Rules of the Exchange have the meanings specified herein.

101. Affiliate

An "Affiliate" of, or a Person "Affiliated" with, another Person is a Person who, directly or indirectly, Controls, is Controlled by, or is under common Control with, such other Person.

102. Appeals Committee

The term "Appeals Committee" means the appeals committee constituted in accordance with, and with the authority and rights set forth or referred to, in Rule 211.

Amended October 17, 2012 (12-26).

103. Applicable Law

The term "Applicable Law" includes, but is not limited to, the CEA, Commission Regulations, margin rules adopted by the Board of Governors of the Federal Reserve System (as amended from time to time) and, to the extent applicable, the Exchange Act and Exchange Act Regulations.

104. Arbitration Committee

The term "Arbitration Committee" means the arbitration committee constituted in accordance with, and with the authority and rights set forth or referred to in, Rule 210.

Amended October 17, 2012 (12-26).

105. Authorized Trader

The term "Authorized Trader" means any natural person who is a Trading Privilege Holder or who is authorized by a Trading Privilege Holder to access the CBOE System on behalf of the Trading Privilege Holder.

Amended October 17, 2012 (12-26).

106. Average Price System

The term "Average Price System" means any system used by a Trading Privilege Holder that is a registered futures commission merchant to calculate and

confirm to its Customers an average price for any Contract when multiple execution prices are received on any Order or series of Orders for such Contract.

107. Bankruptcy Code

The term "Bankruptcy Code" means Title 11 of the United States Code, as amended from time to time.

108. BCC Panel

The term "BCC Panel" has the meaning set forth in Rule 209.

Amended October 17, 2012 (12-26).

109. Block Trade

The term "Block Trade" has the meaning set forth in Rule 415(a).

110. Board

The term "Board" means the board of directors of the Exchange constituted in accordance with the Constitutive Documents.

111. Business Conduct Committee

The term "Business Conduct Committee" means the business conduct committee of the Exchange constituted in accordance with, and with the authority and rights set forth or referred to in, Rule 209.

Amended October 17, 2012 (12-26).

112. Business Day

The term "Business Day" has the meaning set forth in Rule 402(a).

113. CBOE

The term "CBOE" means the Chicago Board Options Exchange, Incorporated, a Delaware corporation (including its successors).

114. CBOE Holdings

The term "CBOE Holdings" means CBOE Holdings, Inc., a Delaware Corporation (including its successors).

Adopted June 18, 2010 (10-05).

115. CBOE System

The term "CBOE System" means (i) the electronic systems administered by or on behalf of the Exchange which perform the functions set out in the Rules of the

Exchange, including controlling, monitoring and recording trading on the Exchange and (ii) any connectivity to the foregoing electronic systems that is administered by or on behalf of the Exchange, such as a communications hub in a foreign jurisdiction.

Amended February 1, 2013 (13-03).

116. CBOE Workstation

The term "CBOE Workstation" means any computer connected directly to the CBOE System, including by means of an Exchange application programming interface, for the purpose of trading Contracts.

Amended November 4, 2004 (04-20); October 17, 2012 (12-26); February 2, 2012 (13-03).

117. CEA

The term "CEA" means the Commodity Exchange Act, as amended from time to time.

118. Chairman of the Board

The term "Chairman of the Board" means the individual designated as the chairman of the board of the Exchange in accordance with the Constitutive Documents from time to time.

Amended April 26, 2010 (10-04).

119. Class of Options

The term "Class of Options" means Options of the same category (*e.g.*, traditional or binary) covering the same underlying Future of commodity.

Adopted February 23, 2009 (09-03).

120. Clearing Corporation

The term "Clearing Corporation" means The Options Clearing Corporation, a Delaware corporation (including its successors), or such other clearing organization as the Exchange may designate in the future to provide clearing services with respect to any or all of its Contracts.

121. Clearing Member

The term "Clearing Member" means a member of the Clearing Corporation that is a Trading Privilege Holder and that is authorized under the Rules of the Clearing Corporation to clear trades in any or all Contracts.

122. Commission

The term "Commission" means the Commodity Futures Trading Commission, and includes any successor agency or authority.

123. Commission Regulation

The term "Commission Regulation" means any rule, regulation, order, directive and any interpretation thereof adopted or amended from time to time by the Commission.

124. Commodity

The term "Commodity" has the same meaning as that term is defined under the CEA.

Adopted February 23, 2009 (09-03).

125. Complainant

The term "Complainant" has the meaning set forth in Rule 702(a).

126. Constitutive Documents

The term "Constitutive Documents" means the certificate of formation and the operating agreement of the Exchange, each as amended or otherwise modified from time to time.

127. Contract

The term "Contract" means any Future, Option or Security Future.

128. Control

The term "Control" means the power to exercise a controlling influence over the management or policies of a Person, unless such power is solely the result of an official position with such Person. Any Person who owns beneficially, directly or indirectly, more than 20% of the voting power in the election of directors of a corporation, or more than 25% of the voting power in the election of directors of any other corporation which directly or through one or more Affiliates owns beneficially more than 25% of the voting power in the election of directors of such corporation, shall be presumed to control such corporation. The terms "controlling" or "controlled" shall have meanings correlative to the foregoing.

129. Customer

The term "Customer" means any Person for whom a Trading Privilege Holder carries an account (other than such Trading Privilege Holder or any of its Affiliates) or from whom a Trading Privilege Holder solicits or accepts an Order.

130. Delaware LLC Act

The term "Delaware LLC Act" means the Delaware Limited Liability Company Act, as amended from time to time.

131. Director of Arbitration

The term "Director of Arbitration" means the individual appointed by the Exchange from time to time to serve as its director of arbitration.

132. Director of Enforcement

The term "Director of Enforcement" means the individual appointed by the Exchange from time to time to serve as its director of enforcement.

133. DPM

The term "DPM" means any designated primary market maker approved by the Exchange from time to time in accordance with Rule 515 and with the duties and responsibilities set forth in Rule 515 and Exchange Policy and Procedure X.

Amended February 14, 2011 (11-04).

134. DPM Designee

The term "DPM Designee" has the meaning set forth in Rule 515(b)(iii).

135. Emergency

The term "Emergency" means any occurrence or circumstance which requires immediate action and threatens or may threaten the fair and orderly trading in, or the liquidation of or delivery pursuant to, any Contract or the integrity of the market, whether the need for intervention arises exclusively from the Exchange's market or as part of a coordinated, cross-market intervention. An Emergency may include, without limitation, any of the following:

(a) Any manipulative activity or disruptive trading practices or attempted manipulative activity or disruptive trading practices;

(b) Any actual, attempted or threatened corner, squeeze, congestion or undue concentration of positions;

(c) Any circumstance which may materially adversely affect the performance of Contracts, including any failure of the payment system;

(d) Any action taken by the federal or any foreign government, any other governmental body or any other exchange or trading facility (foreign or domestic), in each case which may have a direct adverse effect on trading on the Exchange;

(e) Any circumstance which may have a severe, adverse effect upon the physical functions of the Exchange, including fire or other casualty, bomb threats, terrorist acts, substantial inclement weather, power failures, communications breakdowns, computer system breakdowns, malfunctions of plumbing, heating, ventilation and air conditioning systems and transportation breakdowns;

(f) The bankruptcy or insolvency of any Trading Privilege Holder or the imposition of any injunction or other restraint by any government agency, court or arbitrator upon a Trading Privilege Holder which may affect the ability of that Trading Privilege Holder to perform on its Contracts;

(g) Any circumstance in which it appears that a Trading Privilege Holder or any other Person has failed to perform its Contracts, is insolvent, or is in such financial or operational condition or is conducting business in such a manner that such Person cannot be permitted to continue in business without jeopardizing the safety of Customer funds, other Trading Privilege Holders, the Exchange or the Clearing Corporation; and

(h) Any other unusual, unforeseeable and adverse circumstance with respect to which it is impracticable for the Exchange to submit in a timely fashion a reviewable rule to the Commission.

Amended October 17, 2012 (12-26).

136. Exchange

The term "Exchange" means CBOE Futures Exchange, LLC, a Delaware limited liability company (including its successors), and when used with reference to the administration of any Rule of the Exchange means either the Board or the officer, employee, agent, committee or delegee to whom appropriate authority to administer such provision has been delegated.

137. Exchange Act

The term "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time.

138. Exchange Act Regulation

The term "Exchange Act Regulation" means any rule, regulation, order, directive and any interpretation thereof adopted or amended from time to time by the Securities and Exchange Commission, including any successor agency or authority.

139. Exchange of Contract for Related Position

The term "Exchange of Contract for Related Position" means an exchange of a Contract listed on the Exchange for a Related Position, as that term is defined in Rule 414(a), that is entered into in accordance with the Rules of the Exchange.

Amended March 11, 2005 (05-09); amended February 23, 2009 (09-03); October 17, 2012 (12-26).

140. Executive Committee

The term "Executive Committee" means the executive committee of the Board, as constituted in accordance with, and with the authority and rights set forth in, Rule 207.

Adopted September 1, 2004 (04-17).

141. Exercise Price or Strike Price

The terms "Exercise Price" and "Strike Price" shall be synonymous and mean the price at which a person may purchase or sell the underlying Future or commodity upon exercise of the Option.

Adopted February 23, 2009 (09-03).

142. Ex Parte Communication

The term "Ex Parte Communication" means any oral or written communication made without notice to all parties. A written communication is an Ex Parte Communication unless a copy thereof has been delivered to all interested parties. An oral communication is an Ex Parte Communication unless it is made in the presence of all interested parties other than those who, after receiving adequate prior notice, declined to be present.

143. Expiration Date

The term "Expiration Date" means, with respect to any Contract, the day and time set forth in the Rules of the Exchange governing such Contract for the termination or expiration of such Contract.

144. Expiration Month

The term "Expiration Month" means, with respect to any Contract, the month and year set forth in the Rules of the Exchange governing such Contract for the termination or expiration of such Contract.

145. FINRA

The term "FINRA" means the Financial Industry Regulatory Authority, and includes any successor organization.

Adopted February 23, 2009 (09-03).

146. Future

The term "Future" means any contract for the purchase or sale of any commodity for future delivery from time to time traded on or subject to the Rules of the Exchange.

147. Help Desk

The term "Help Desk" means the office established by the Exchange to assist Trading Privilege Holders and Authorized Traders in connection with their trading subject to the Rules of the Exchange.

147A. Independent Software Vendor

The term "Independent Software Vendor" has the meaning set forth in Rule 302.

Adopted October 17, 2012 (12-26).

148. Market Turner

The term "Market Turner" means any Trading Privilege Holder or Authorized Trader that first enters an Order or quote at a price that is better than the best price previously available, provided such Order or quote is continuously exposed to the market until it is executed. There may be a Market Turner for each price at which a particular Contract trades on any trading day.

149. Narrow-Based Stock Index Future

The term "Narrow-Based Stock Index Future" has the meaning set forth in Rule 1901.

Adopted July 26, 2005 (05-20).

150. NFA

The term "NFA" means the National Futures Association, and includes any successor organization fulfilling similar functions under the CEA.

Adopted July 26, 2005 (05-20).

151. Option

The term "Option" means any commodity option, as that term is defined in Commission Regulation § 1.3(hh), from time to time traded subject to the Rules of the Exchange and issued or subject to issuance by the Clearing Corporation pursuant to the Rules of the Clearing Corporation.

Amended February 24, 2006 (06-04).

152. Order

The term "Order" means any Market Order, Limit Order, Cancel Order, Cancel Replace Order, Day Order, Good 'til Canceled Order, Spread Order or Contingency Order (including any All or None Order, Fill or Kill Order, Immediate or Cancel Order or Stop Limit Order), all having the respective meanings set forth in Rule 404, as well as any other types of Orders that may be approved by the Exchange from time to time.

Amended October 17, 2012 (12-26).

153. Passwords

The term "Passwords" has the meaning set forth in Rule 513(b).

154. Premium

The term "Premium" means the amount agreed upon between the purchaser and seller for the purchase or sale of an Option.

Adopted February 23, 2009 (09-03).

155. Person

The term "Person" means any natural person, association, partnership, limited liability company, joint venture, trust or corporation.

156. President

The term "President" means the individual serving as president of CBOE Holdings from time to time.

Amended October 17, 2012 (12-26).

157. Public Director

The term "Public Director" has the meaning set forth in Rule 201(b).

Adopted April 26, 2010 (10-04).

158. Regulatory Oversight Committee

The term "Regulatory Oversight Committee" means the regulatory oversight committee of the Board, as constituted in accordance with, and with the authority and rights set forth in, Rule 208.

Adopted April 26, 2010 (10-04).

159. Related Party

The term "Related Party" means, with respect to any Trading Privilege Holder: any partner, director, officer, branch manager, employee or agent of such Trading Privilege Holder (or any Person occupying a similar status or performing similar functions); any Person directly or indirectly Controlling, Controlled by, or under common Control with, such Trading Privilege Holder; or any Authorized Trader of such Trading Privilege Holder.

160. Respondent

The term "Respondent" has the meaning set forth in Rule 704(b).

161. Responsible Trader

The term "Responsible Trader" has the meaning set forth in Rule 513(a).

162. Rule of the Clearing Corporation

The term "Rule of the Clearing Corporation" means the Certificate of Incorporation, the By-laws and any rule, interpretation, stated policy, or instrument corresponding to any of the foregoing, in each case as adopted or amended from time to time by the Clearing Corporation relating to the Exchange or any or all of the Contracts.

163. Rule of the Exchange

The term "Rule of the Exchange" means any rule, interpretation, stated policy, or instrument corresponding to any of the foregoing, in each case as adopted or amended from time to time by the Exchange.

164. Secretary

The term "Secretary" means the individual appointed by the Board from time to time to serve as secretary of the Exchange.

165. Security Future

The term "Security Future" has the meaning set forth in Section 1a(31) of the CEA.

Adopted July 26, 2005 (05-20).

166. Series of Options

The term "Series of Options" means options of the same class and the same type (*e.g.*, put or call) with the same strike price and the same Expiration Date.

Adopted February 23, 2009 (09-03).

167. Single Stock Future

The term "Single Stock Future" has the meaning set forth in Rule 1801.

Adopted July 26, 2005 (05-20).

168. Specifications Supplement

The term "Specification Supplement" has the meaning set forth in Rule 1802.

Adopted July 26, 2005 (05-20).

169. Standing Committees

The term "Standing Committees" has the meaning set forth in Rule 206(a).

170. Subject

The term "Subject" has the meaning set forth in Rule 702(d).

170A. Strip

The term "strip" has the meaning set forth in Rule 415(a)(i).

Amended October 17, 2012 (12-26).

171. Trade at Settlement or TAS Transaction

The term "Trade at Settlement" or "TAS" transaction has the meaning set forth in Rule 404A(a).

Adopted November 4, 2011 (11-23).

172. Trading Hours

The term "Trading Hours" has the meaning set forth in Rule 402(a).

173. Trading Privilege Holder

The term "Trading Privilege Holder" means any Person holding Trading Privileges. Trading Privilege Holders shall be deemed to be members of the Exchange for purposes of the CEA and Commission Regulations thereunder.

174. Trading Privileges

The term "Trading Privileges" means a permit conferred by the Exchange on any Person in accordance with Rule 305 to access the CBOE System.

175. Treasurer

The term "Treasurer" means the individual appointed by the Board from time to time to serve as treasurer of the Exchange.

176. Vice President

The term "Vice President" means any individual appointed by the Board from time to time to serve as a vice president of the Exchange.

CHAPTER 2
GOVERNANCE OF THE EXCHANGE

General

201. Management by the Board

(a) CBOE Holdings, the sole limited liability company member of the Exchange, has vested the power to manage, operate and set policies for the Exchange exclusively in the Board. The Board shall consist of at least five individuals elected by CBOE Holdings. At least thirty-five percent of the directors on the Board shall be Public Directors. CBOE Holdings shall designate one of the directors on the Board to serve as Chairman of the Board. The individuals elected to the Board by CBOE Holdings and the director designated as Chairman of the Board by CBOE Holdings shall hold office for such term as may be determined by CBOE Holdings or until their respective successors are chosen. Members of the Board may be removed from, and substitute or additional members of the Board may be appointed to, the Board, at any time by CBOE Holdings. The Chairman of the Board may be removed from that position, and a different member of the Board may be designated as Chairman of the Board, at any time by CBOE Holdings. Each member of the Board is designated a "manager" of the Exchange within the meaning of the Delaware LLC Act.

(b) A "Public Director" is a member of the Board with the following qualifications:

(i) To qualify as a Public Director of the Exchange, an individual must first be found, by the Board, on the record, to have no relationship with the Exchange that reasonably could affect the independent judgment or decision making of the individual as a Public Director.

(ii) In addition, an individual shall not qualify as a Public Director if any of the following circumstances exist:

(A) The individual is, or was within the last year, an officer or employee of the Exchange or an officer or employee of any affiliate of the Exchange;

(B) The individual is, or was within the last year, a Trading Privilege Holder or an officer or director of a Trading Privilege Holder;

(C) The individual, or a firm with which the individual is an officer, director or partner, receives, or received within the last year, more than $100,000 in combined annual payments from the Exchange, or any affiliate of the Exchange, for legal, accounting or consulting services. Compensation for services as a director of the Exchange or as a director of an affiliate of the

Exchange does not count toward the $100,000 payment limit, nor does deferred compensation for services prior to becoming a director, so long as such compensation is in no way contingent, conditioned or revocable.

(D) Any of the above relationships in this paragraph (b)(ii) apply to a member of the director's "immediate family," i.e., spouse, parents, children and siblings .

(iii) Public Directors of the Exchange may also serve as directors of Exchange affiliates if the individuals otherwise meet the definition of Public Director in this Rule 201(b).

(iv) For purposes of this Rule 201(b), "affiliate" includes parents or subsidiaries of the Exchange or entities that share a common parent with the Exchange.

(v) The Exchange shall disclose to the Commission which members of the Board are Public Directors, and the basis for those determinations.

(c) Meetings of the Board shall be held at the principal place of business of the Exchange or at any other place that the Chairman of the Board may determine from time to time. Members of the Board may participate in such meetings by conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such a meeting. The presence of at least 50% of the members of the Board shall constitute a quorum for the transaction of business; *provided* that members of the Board that are recused with respect to a particular issue nevertheless shall be deemed present for the purpose of determining the existence of a quorum. Board meetings shall be held in accordance with the schedule established by the Board. Special meetings of the Board may be called by the Chairman of the Board, and shall be called by the Secretary upon the written request of any two members of the Board. The Secretary shall give at least one hour's notice of such meetings to each member of the Board.

(d) Decisions of the Board shall require the approval of a majority of the members of the Board voting at a meeting; *provided* that should the Board be unable to render a decision due to a tie in the vote, then CBOE Holdings, as the sole limited liability company member of the Exchange, may make the decision in lieu of the Board. The Board also may make decisions, without holding a meeting, in either of the following ways:

(i) The Board may make decisions by written consent of all of the members of the Board. Any such written consent may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts together constituting the

same consent. Written consent also may be transmitted by means of "electronic transmission" as described in the Delaware LLC Act.

(ii) The members of the Board may be individually polled to vote on issues (x) requiring prompt action or action prior to the next regularly scheduled Board meeting and (y) where the calling of a special Board meeting, in the opinion of the Chairman of the Board or the President, would be impractical. Any such poll may be conducted by telephone, by means of electronic transmission, and/or in person. An attempt shall be made to contact each Board member in any such poll. A poll reaching at least 50% of the members of the Board shall be sufficient to constitute a quorum of the Board and the approval of a majority of the members of the Board voting in such a poll shall constitute requisite Board action, even if all Board members are not reached in connection with the poll. The results of any such poll shall be reported at the next physical meeting of the Board.

The Board may establish such other rules and procedures not inconsistent with the foregoing for its deliberations as it may deem necessary or desirable.

(e) The Board shall have the power by itself or through agents, and shall be authorized and empowered on behalf and in the name of the Exchange, to carry out all of the objects and purposes of the Exchange and to perform all acts and enter into and perform all acts and other undertakings that it may in its discretion deem necessary or advisable in that regard. A member of the Board acting individually in his or her capacity shall have the power to act for or bind the Exchange to the extent authorized to do so by the Board. The Chairman of the Board, the President and the Secretary have been designated as authorized persons, within the meaning of the Delaware LLC Act, to execute and file any amendments to, or restatements of, the Exchange's certificate of formation with the secretary of state of the State of Delaware and any applicable filings as a foreign limited liability company in any State where such filings may be necessary or desirable. The Board may confer upon any officer of the Exchange elected in accordance with the procedures described in paragraph (e) below, any of the powers of the Board.

(f) The Board shall have the power to elect such officers of the Exchange as it may deem necessary or appropriate from time to time. All officers of the Exchange elected by the Board shall hold office for such terms as may be determined by the Board or until their respective successors are chosen. Any officer, other than the Chairman of the Board and the President, may be removed from his or her position as an officer of the Exchange at any time either with or without cause by the Chairman of the Board, the President or the affirmative vote of a majority of the members of the Board then in office. Each of the officers of the Exchange shall have the powers and duties prescribed by the Board and, unless otherwise prescribed by the Board, shall have such further powers and duties as ordinarily pertain to that office.

Amended September 1, 2004 (04-17); February 18, 2005 (05-07) and (05-08); April 26, 2010 (10-04); June 18, 2010 (10-05).

202. Liability; Indemnification

(a) Except as otherwise provided by the Delaware LL Act, neither CBOE Holdings, solely by reason of being the sole limited liability company member of the Exchange, nor any director, officer, employee or agent of the Exchange, solely by reason of acting in such capacity (including a Person having more than one such capacity), shall be personally liable for any expenses, liabilities, debts or obligations of the Exchange, whether arising in contract, tort or otherwise.

(b) The Exchange shall, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, indemnify and hold harmless any Person who was or is made or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he or she is or was a director, officer or member of a committee of the Board or the Exchange, or, while a director or officer of the Exchange, is or was serving at the request of the Exchange as a director or officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or non-profit entity, including service with respect to employee benefit plans (collectively "Covered Person") against all liability and loss suffered and expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such Covered Person in connection with a proceeding; provided, however, that no Covered Person shall be entitled to indemnification in connection with the proceeding (i) if that indemnification is impermissible under the CEA or the regulations thereunder, (ii) unless the Covered Person acted in good faith, not in a wanton and willful manner, and in a manner the Covered Person reasonably believed to be in or not opposed to the best interests of the Exchange, and (iii) with respect to any criminal proceeding, unless the Covered Person had no reasonable cause to believe the Covered Person's conduct was unlawful. Notwithstanding the preceding sentence, except as otherwise provided in paragraph (c) of this Rule 202, the Exchange shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board.

(c) Expenses (including attorneys' fees) incurred by a Covered Person in defending a proceeding, including appeals, shall, to the extent not prohibited by law, be paid by the Exchange in advance of the final disposition of such proceeding; provided, however, that the Exchange shall not be required to advance any expenses to a Person against whom the Exchange directly brings an action, suit or proceeding alleging that such Person (i) committed an act or omission not in good faith or (ii) committed an act of intentional misconduct or a knowing violation of law. Additionally, an advancement of expenses incurred by a Covered Person shall be made only upon delivery to the Exchange of an undertaking, by or on behalf of such Covered Person, to repay all amounts so

advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal or otherwise in accordance with Delaware law that such Covered Person is not entitled to be indemnified for such expenses under this Rule 202.

(d) If a claim for indemnification (following the final disposition of such action, suit or proceeding) or advancement of expenses under this Rule 202 is not paid in full within thirty days after a written claim therefor by the Covered Person has been received by the Exchange, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any action the Exchange shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

(e) The provisions of this Rule 202 shall be deemed to be a contract between the Exchange and each Covered Person who serves in any such capacity at any time while this Rule 202 is in effect, and any repeal or modification of any applicable law or of this Rule 202 shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

(f) Persons not expressly covered by the foregoing provisions of this Rule 202, such as those (i) who are or were employees or agents of the Exchange, or are or were serving at the request of the Exchange as employees or agents of another corporation, partnership, joint venture, trust or other enterprise, or (ii) who are or were directors, officers, employees or agents of a constituent corporation absorbed in a consolidation or merger in which the Exchange was the resulting or surviving corporation, or who are or were serving at the request of such constituent corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise, may be indemnified or advanced expenses to the extent authorized at any time or from time to time by the Board.

(g) The rights conferred on any Covered Person by this Rule 202 shall not be deemed exclusive of any other rights to which such Covered Person may be entitled by law or otherwise, and shall continue as to a Person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such Person.

(h) The Exchange's obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit entity.

(i) Any repeal or modification of the foregoing provisions of this Rule 202 shall not adversely affect any right or protection hereunder of any Covered Person in respect of any act or omission occurring prior to the time of such repeal or modification.

(j) The Exchange may purchase and maintain insurance, at its expense, to protect itself and any director, manager, officer, trustee, employee or agent of the Exchange or another corporation, or of a partnership, limited liability company, joint venture, trust or other enterprise against any expense, liability or loss (as such terms are used in this Rule 202), whether or not the Exchange would have the power to indemnify such Person against such expense, liability or loss under the Delaware LLC Act.

Amended June 18, 2010 (10-05).

203. Effectiveness of Rules

Unless otherwise specified by the Board, all Rules of the Exchange and amendments thereto from time to time adopted by the Board shall become effective on such date (after any required filing with, or approval thereof by, the Commission) as may be determined by the Exchange.

204. Eligibility

(a) No Person may serve as a member of the Board, the Business Conduct Committee, any BCC Panel or any other disciplinary committee, arbitration panel or oversight panel of the Exchange if such Person:

(i) was found within the prior three years by a final decision of a self-regulatory organization, an administrative law judge, a court of competent jurisdiction or the Commission to have committed a disciplinary offense;

(ii) entered into a settlement agreement within the prior three years in which any of the findings or, in the absence of such findings, any of the acts charged included a disciplinary offense;

(iii) currently is suspended from trading on any contract market, is suspended or expelled from membership with any self-regulatory organization, is serving any sentence of probation or owes any portion of a fine imposed pursuant to either:

(A) a finding by a final decision of a self-regulatory organization, an administrative law judge, a court of competent jurisdiction or the Commission that such Person committed a disciplinary offense; or,

(B) a settlement agreement in which any of the findings or, in the absence of such findings, any of the acts charged included a disciplinary offense;

(iv) currently is subject to an agreement with the Commission or any self-regulatory organization not to apply for registration with the Commission or membership in any self-regulatory organization;

(v) currently is subject to or has had imposed on him or her within the prior three years a Commission registration revocation or suspension in any capacity for any reason, or has been convicted within the prior three years of any of the felonies listed in Section 8a(2)(D)(ii) through (iv) of the CEA;

(vi) currently is subject to a denial, suspension or disqualification from serving on the disciplinary committee, arbitration panel or governing board of any self-regulatory organization as that term is defined in Section 3(a)(26) of the Exchange Act; or

(vii) is subject to a basis for refusal to register a Person under Section 8a(2) of the CEA.

(b) For purposes of this Rule 204, the terms "arbitration panel," "disciplinary committee," "disciplinary offense," "final decision," "oversight panel," "self-regulatory organization" and "settlement agreement" have the definitions set forth in Commission Regulation § 1.63(a).

Amended October 17, 2012 (12-26).

205. Officers

The President shall be the individual serving as president of CBOE Holdings from time to time. The Board shall appoint one or more Managing Directors or Vice Presidents, a Secretary, a Treasurer, a Chief Regulatory Officer, a General Counsel and such other officers as it may deem necessary or appropriate from time to time, in each case for such term and on such other conditions as it sees fit. Any officer of the Exchange may be a director, officer or employee of CBOE Holdings or CBOE.

Amended June 18, 2010 (10-05); October 17, 2012 (12-26).

Committees

206. Standing Committees

(a) The Board shall have such "Standing Committees" as the Board may from time to time appoint.

(b) Except as otherwise specifically provided in these Rules, the members of Standing Committees shall be members of the Board and appointed by the

Chairman of the Board, subject to the approval of the Board, as promptly as possible after each annual meeting of the Exchange. Each appointee shall serve for one year or until the due appointment of his or her successor or his or her resignation or removal, with or without cause, by a majority vote of the Board. Subject to the approval of the Board, the Chairman of the Board shall also designate the chairman of each Standing Committee.

(c) Each Standing Committee shall assist in the supervision, management and control of the affairs of the Exchange within its particular area of responsibility. Subject to the control and supervision of the Board, each Standing Committee shall recommend for adoption such Rules of the Exchange or amendments thereto as it may deem necessary or advisable for the orderly conduct of its business, and administer the Rules of the Exchange within its particular area of responsibility.

(d) Except as may be otherwise provided in the Constitutive Documents, and subject to the authority of the Board, each Standing Committee shall determine the manner, form and time of conducting its proceedings. Each Standing Committee may act at a meeting, through a quorum composed of a majority of all its members then in office; provided that a quorum shall not exist unless at least two members of any such Standing Committee are present; provided, further, that members of a Standing Committee that are recused with respect to a particular issue nevertheless shall be deemed present for the purpose of determining the existence of a quorum. The decision of a majority of those voting at a meeting at which a quorum is present shall be the decision of the Standing Committee. Any or all members of any Standing Committee may participate in any meeting thereof by conference telephone or similar communications equipment by means of which all members participating in such meeting can hear each other. Alternatively, each Standing Committee may act without a meeting in either of the following ways:

(i) The Standing Committee may act without a meeting if all of its members consent in writing to the action in question.

(ii) The members of the Standing Committee may be individually polled to vote on issues (x) requiring prompt action or action prior to the next regularly scheduled meeting of the Standing Committee and (y) where the calling of a special meeting of the Standing Committee, in the opinion of the Chairman of the Standing Committee or the President, would be impractical. Any such poll may be conducted by telephone, by means of electronic transmission, and/or in person. An attempt shall be made to contact each member of the Standing Committee in any such poll. A poll reaching at least 50% of the members of the Standing Committee shall be sufficient to constitute a quorum of the Standing Committee and the approval of a majority of the members of the Standing Committee voting in such a poll shall constitute requisite Committee action, even if all members of the Standing Committee are not reached in connection with the poll. The results of any such poll shall be reported at the next physical meeting of the Standing Committee.

(e) In the event of the absence or disqualification of any member of a Standing Committee from any meeting thereof, the Chairman of the Board or the President, in the order of their availability, may appoint another qualified individual to act at the relevant meeting in the place of such absent or disqualified member.

Amended February 18, 2005 (05-08); April 26, 2010 (10-04).

207. Executive Committee

The Executive Committee shall consist of the Chairman of the Board and one or more other members of the Board appointed by the Chairman of the Board with the approval of the Board. At least thirty-five percent of the directors on the Executive Committee shall be Public Directors. The Chairman of the Board shall be the Chairperson of the Executive Committee. The Executive Committee shall have and may exercise all of the powers and authority of the Board in the management of the business and affairs of the Exchange, except that it shall not have any power or authority to amend the Constitutive Documents, adopt any agreement of merger or consolidation, approve the sale, lease or exchange of all or substantially all of the Exchange's property and assets or approve the dissolution of the Exchange or a revocation of a dissolution.

Adopted September 1, 2004 (04-17).

208. Regulatory Oversight Committee

(a) The Regulatory Oversight Committee shall consist of at least two Public Directors appointed by the Chairman of the Board with the approval of the Board. All members of the Regulatory Oversight Committee must be Public Directors. The Chairman of the Board shall designate one of the members of the Regulatory Oversight Committee as the Chairperson of the Regulatory Oversight Committee with the approval of the Board. The Regulatory Oversight Committee shall have the authority granted by the Rules of the Exchange and the Board.

(b) The Regulatory Oversight Committee shall oversee the regulatory program of the Exchange on behalf of the Board of Directors. The Board shall delegate sufficient authority, dedicate sufficient resources, and allow sufficient time for the Regulatory Oversight Committee to fulfill its mandate.

(c) The Regulatory Oversight Committee shall:

(i) Monitor the regulatory program of the Exchange for sufficiency, effectiveness and independence;

(ii) Oversee all facets of the regulatory program of the Exchange, including trade practice and market surveillance; audits, examinations and other regulatory responsibilities with respect to Trading Privilege Holder organizations (including ensuring compliance with financial integrity, financial reporting, sales practice, recordkeeping and other requirements); and the conduct of investigations;

(iii) Review the size and allocation of the regulatory budget and resources of the Exchange; and the number, hiring and termination, and compensation of regulatory personnel of the Exchange;

(iv) Supervise the Chief Regulatory Officer, who will report directly to the Regulatory Oversight Committee, in relation to Exchange regulatory functions;

(v) Prepare an annual report assessing the self-regulatory program of the Exchange for the Board and the Commission, which sets forth the expenses of the regulatory program, describes its staffing and structure, catalogues disciplinary actions taken during the year, and reviews the performance of the Business Conduct Committee and its panels in relation to Exchange disciplinary matters;

(vi) Recommend changes that would ensure fair, vigorous and effective regulation; and

(vii) Review regulatory proposals and advise the Board as to whether and how such changes may impact regulation.

Adopted April 26, 2010 (10-04).

209. Business Conduct Committee

The functions and responsibilities of the Business Conduct Committee shall be assumed by the business conduct committee of the CBOE, as appointed from time to time pursuant to CBOE Rule 2.1(a). The Business Conduct Committee shall not include any Exchange regulatory staff. The Business Conduct Committee shall have the authority and rights assigned to it in Chapter 7, which shall be exercised in each instance by a panel of the Business Conduct Committee (each such panel, a "BCC Panel"). Each BCC Panel shall consist of no fewer than three members of the Business Conduct Committee, each of whom shall be appointed by the chairman of the Business Conduct Committee. At least one member of the Business Conduct Committee and of each BCC Panel shall be an individual who would qualify as a Public Director as defined in Rule 201(b)(ii). No group or class of industry participants shall dominate or exercise disproportionate influence on the Business Conduct Committee or any BCC Panel. No member of a BCC Panel that considers the authorization of charges or whether to accept a settlement or letter of consent in a disciplinary matter under Chapter 7 shall be a member of the BCC Panel that conducts a hearing or summary proceedings in that matter under Chapter 7. No BCC Panel shall include any member of the Business Conduct Committee that has a financial, personal or other direct interest in the matter under consideration.

Amended October 17, 2012 (12-26).

210. Arbitration Committee

The functions and responsibilities of the Arbitration Committee shall be assumed by the arbitration committee of the CBOE, as appointed from time to time pursuant to CBOE Rule 2.1(a). The Arbitration Committee shall have the authority and rights assigned to it in Chapter 8.

211. Appeals Committee

The functions and responsibilities of the Appeals Committee shall be assumed by the appeals committee of the CBOE, as appointed from time to time pursuant to CBOE Rule 2.1(a). The Appeals Committee shall have the authority and rights assigned to it in Chapter 9.

212. Exchange Committees; Special Committees of the Board

(a) The Exchange may create such Exchange committees as it may from time to time deem necessary or advisable. Members of such committees may be members of the Board, Trading Privilege Holders or general partners, shareholders or LLC members (as applicable) or officers or employees of Trading Privilege Holders, Authorized Traders or other individuals who are considered to be qualified, subject to any regulatory requirements. Except as may be otherwise provided in the Constitutive Documents, and subject to the authority of the Board, each such committee shall determine the manner, form and time of conducting its proceedings. The vote of a majority of the members of any such committee voting at a meeting at which a quorum is present shall be the act of such committee. Alternatively, each such committee may act without a meeting in either of the following ways:

(i) The committee may act without a meeting by written consent of a majority of its members.

(ii) The members of the committee may be individually polled to vote on issues (x) requiring prompt action or action prior to the next regularly scheduled meeting of the committee and (y) where the calling of a special meeting of the committee, in the opinion of the chairman of the committee or the President, would be impractical. Any such poll may be conducted by telephone, by means of electronic transmission, and/or in person. An attempt shall be made to contact each member of the committee in any such poll. A poll reaching at least 50% of the members of the committee shall be sufficient to constitute a quorum of the committee and the approval of a majority of the members of the committee voting in such a poll shall constitute requisite committee action, even if all members of the committee are not reached in connection with the poll. The results of any such poll shall be reported at the next physical meeting of the committee.

(b) In addition to the Standing Committees, the Board may from time to time constitute and appoint, by rule or resolution, special committees of the Board and designate their composition, responsibilities and powers.

(c) The provisions regarding Standing Committees in Rule 206 shall apply to any Exchange committees or special committees of the Board formed pursuant to paragraph (a) or (b) above with any such modifications or adaptations as may be necessary or appropriate under the circumstances.

Amended January 21, 2005 (05-01); February 18, 2005 (05-08); April 26, 2010 (10-04).

213. Power of the Board to Review Exchange Decisions

The Board shall have the power and authority to call for review, and to affirm, modify, suspend or overrule, any and all decisions and actions or inactions of Standing Committees, Exchange committees and special committees of the Board formed pursuant to Rules 206 through 212; all officers of the Exchange appointed pursuant to Rule 205; and all other employees, representatives, or agents of the Exchange. Where applicable, this Board power and authority shall be subject to specific procedures set forth in the Rules of the Exchange.

Amended February 24, 2006 (06-04); April 26, 2010 (10-04); June 18, 2010 (10-05).

Confidentiality and Conflicts of Interest

214. Confidentiality and Conflicts of Interest

(a) No member of the Board or any committee established by the Board or the Rules of the Exchange shall use or disclose any material non-public information, obtained in connection with such member's participation in the Board or such committee, for any purpose other than the performance of his or her official duties as a member of the Board or such committee.

(b) No officer, employee or agent of the Exchange shall (i) trade in any commodity interest or security if such officer, employee or agent has access to material non-public information concerning such commodity interest or security or (ii) disclose to any other Person material non public information obtained in connection with such employee's, officer's or agent's employment, if such employee, officer or agent could reasonably expect that such information may assist another Person in trading any commodity interest or security.

(c) No Exchange regulatory or enforcement employee shall accept directly or indirectly any gift, gratuity, compensation or any other form of remuneration valued at more than nominal monetary value annually from any Trading Privilege Holder or any Related Party of a Trading Privilege Holder without the approval of the President. No other Exchange employee shall accept directly or indirectly any gift, gratuity, compensation or any other form of remuneration valued at an amount greater than $50 annually from any Trading Privilege Holder or any

Related Party of a Trading Privilege Holder (other than reasonable and conventional business meals and courtesies) without the approval of the President.

(d) The Exchange enforcement staff may not include any Trading Privilege Holder, Related Party of a Trading Privilege Holder or individual whose interests conflict with the Exchange's enforcement duties. A member of the Exchange enforcement staff may not operate under the direction or control of any Person or Persons with Trading Privileges on the Exchange.

(e) For purposes of this Rule 214, the terms "employee," "material information," "non-public information," "related commodity interest" and "commodity interest" shall have the meanings ascribed to them in Commission Regulation § 1.59 and the term "security" shall have the meaning ascribed to it in Section 3(a)(10) of the Exchange Act.

Amended July 26, 2005 (05-20); April 26, 2010 (10-04); October 17, 2102 (12-26).

215. Conflicts of Interest - Named Party in Interest or Financial Interest in Significant Action

(a) *Named Party in Interest Conflict.*

(i) *Prohibition.* No member of the Board, the Business Conduct Committee, any BCC Panel or any other "disciplinary committee" or "oversight panel" (both as defined in Commission Regulation § 1.69) of the Exchange shall knowingly participate in such body's deliberations or voting in any matter involving a named party in interest where such member (A) is a named party in interest, (B) is an employer, employee or fellow employee of a named party in interest, (C) has any other significant, ongoing business relationship with a named party in interest, excluding relationships limited to executing Futures or Options transactions opposite each other or to clearing Futures or Options transactions through the same Clearing Members or (D) has a family relationship with a named party in interest. For purposes of this clause (i), a "family relationship" exists between a named party in interest and a member if such party is the member's spouse, former spouse, parent, stepparent, child, sibling, stepbrother, stepsister, grandparent, grandchild, uncle, aunt, nephew, niece or in-law.

(ii) *Disclosure.* Prior to consideration of any matter involving a named party in interest, each member of the deliberating body who does not choose to abstain from deliberations and voting shall disclose to the General Counsel, or his or her designee, whether such member has one of the relationships listed in clause (i) above with a named party in interest.

(iii) *Procedure and Determination.* The General Counsel, or his or her designee, shall determine whether any member of the relevant deliberating body who does not choose to abstain from deliberations and

voting is subject to a conflicts restriction under this paragraph (a). Such determination shall be based upon a review of the following information:

(A) information provided by such member pursuant to clause (ii) above; and

(B) any other source of information that is held by and reasonably available to the Exchange.

(b) *Financial Interest in a Significant Action Conflict.*

(i) *Prohibition.* No member of the Board, the Business Conduct Committee, any BCC Panel or any other "disciplinary committee" or "oversight panel" (both as defined in Commission Regulation § 1.69) of the Exchange shall participate in such body's deliberations and voting on any significant action if such member knowingly has a direct and substantial financial interest in the result of the vote based upon either Exchange or non-Exchange positions that could reasonably be expected to be affected by the significant action under consideration, as determined pursuant to clause (iii) below. For purposes of this clause (i), the term "significant action" means (A) any action or rule change that addresses a specific Emergency or (B) any change in margin level that are designed to respond to extraordinary market conditions or that otherwise are likely to have a substantial effect on prices in any Contract.

(ii) *Disclosure.* Prior to consideration of any significant action, each member of the deliberating body who does not choose to abstain from deliberations and voting shall disclose to the General Counsel, or his or her designee, position information that is known to such member with respect to any particular month or months that are under consideration, and any other positions which the deliberating body reasonably expects could be affected by the significant action, as follows:

(A) gross positions held at the Exchange in such member's personal accounts or "controlled accounts," as defined in Commission Regulation § 1.3(j);

(B) gross positions held at the Exchange in proprietary accounts, as defined in Commission Regulation § 1.17(b)(3), at such member's affiliated firm;

(C) gross positions held at the Exchange in accounts in which such member is a principal, as defined in Commission Regulation § 3.1(a);

(D) net positions held at the Exchange in Customer accounts, as defined in Commission Regulation § 1.17(b)(2), at such member's affiliated firm; and

(E) any other types of positions, whether maintained at the Exchange or elsewhere, held in such member's personal accounts or the proprietary accounts of such member's affiliated firm, that the Exchange reasonably expects could be affected by the significant action.

(iii) *Procedure and Determination.* The General Counsel, or his or her designee, shall determine whether any member of the relevant deliberating body who does not choose to abstain from deliberations and voting is subject to a conflicts restriction under this paragraph (b). Such determination shall be based upon a review of the following information:

(A) the most recent large trader reports and clearing records available to the Exchange;

(B) information provided by such member pursuant to clause (ii) above; and

(C) any other source of information that is held by and reasonably available to the Exchange taking into consideration the exigency of the significant action being contemplated.

(D) Unless the deliberating body establishes a lower position level, a member thereof shall be subject to the prohibition set forth in clause (i) above if the review by the General Counsel, or his or her designee, identifies a position in such member's personal or controlled accounts or accounts in which such member is a principal as specified in subclauses (ii)(A), (C) and (E), in excess of an aggregate number of 10 lots of Futures and Options converted to Futures equivalents, taken together, or a position in the accounts of such member's affiliated firm as specified in subclauses (ii)(B), (D) and (E), in excess of an aggregate number of 100 lots of Futures and Options converted to Futures equivalents, taken together.

(iv) *Deliberation Exemption.* Any member of the Board, the Business Conduct Committee, any BCC Panel or any other "disciplinary committee" or "oversight panel" (both as defined in Commission Regulation § 1.69) of the Exchange who would otherwise be required to abstain from deliberations and voting pursuant to clause (i) above may participate in deliberations, but not voting, if the deliberating body, after considering the factors specified below, determines that such participation would be consistent with the public interest; *provided, however,* that before reaching any such determination, the deliberating body shall fully consider the position information specified in clause (ii), above, which is the basis for such member's substantial financial interest in the significant action that is being contemplated. In making its determination, the deliberating body shall consider:

(A) whether such member's participation in the deliberations is necessary to achieve a quorum; and

(B) whether such member has unique or special expertise, knowledge or experience in the matter being considered.

(c) *Documentation.* The minutes of any meeting to which the conflicts determination procedures set forth in this Rule 215 apply shall reflect the following information:

(i) the names of all members of the relevant deliberating body who attended such meeting in person or who otherwise were present by electronic means;

(ii) the name of any member of the relevant deliberating body who voluntarily recused himself or herself or was required to abstain from deliberations or voting on a matter and the reason for the recusal or abstention, if stated;

(iii) information on the position information that was reviewed for each member of the relevant deliberating body; and

(iv) any determination made in accordance with clause (iv) of paragraph (b) above.

Amended April 26, 2010 (10-04); October 17, 2012 (12-26).

Regulation

216. Regulatory Cooperation and Information-Sharing Agreements

The Exchange may from time to time enter into such agreements with domestic or foreign self-regulatory organizations, associations, boards of trade, swap execution facilities and their respective regulators providing for the exchange of information and other forms of mutual assistance for financial surveillance, routine audits, market surveillance, investigative, enforcement and other regulatory purposes as the Exchange may consider necessary or appropriate or as the Commission may require. The Exchange is authorized to provide information to any such organization, association, board of trade, swap execution facility or regulator that is a party to an information sharing agreement with the Exchange, in accordance with the terms and subject to the conditions set forth in such agreement. Without limiting the generality of the foregoing, the Exchange shall have the capacity to carry out international information-sharing agreements as the Commission may require.

Amended July 26, 2005 (05-20); October 17, 2012 (12-26).

217. Regulatory Services Agreement with NFA

The Exchange has contracted with NFA to provide certain regulatory services to the Exchange pursuant to a Regulatory Services Agreement. In accordance that Agreement, NFA may perform certain surveillance, investigative, and regulatory functions under the Rules of the Exchange. The Exchange may provide information to and receive information from NFA in connection with the performance by NFA of those functions.

Adopted April 10, 2006 (06-06); October 17, 2102 (12-26).

218. Regulatory Services Provided by The Options Clearing Corporation

The Exchange has contracted with The Options Clearing Corporation ("OCC") to provide certain regulatory services to the Exchange pursuant to a Regulatory Services Agreement. In accordance with that Agreement, OCC may perform for the Exchange certain financial surveillance functions and functions related to the protection of customers. The Exchange may provide information to and receive information from OCC in connection with the performance by OCC of those functions.

Adopted October 17, 2012 (12-26).

219. Communications Regarding Regulatory Matters

Trading Privilege Holders and Related Parties shall not discuss with Exchange directors or non-regulatory personnel issues, questions, concerns, or complaints about regulatory matters (as defined in Exchange Policy and Procedure XIII), except to the extent permitted by the Rules of the Exchange.

Adopted October 17, 2012 (12-26).

Minutes

220. Minutes

The Board and each Board or Exchange committee shall keep minutes of each of its meetings which reflect all of the decisions made by the Board or committee at that meeting.

Adopted September 10, 2010 (10-06); October 17, 2012 (12-26).

CHAPTER 3
MEMBERSHIP AND TRADING PRIVILEGES

Classes of Interest

301. LLC Members

All equity interests in the Exchange shall be held by the LLC members of the Exchange from time to time, and all voting rights related to such interests shall be exercised by such LLC members in accordance with the Rules of the Exchange.

302. Trading Privilege Holders

(a) Each Trading Privilege Holder shall have the right to access the CBOE System, including the right to place Orders for each of its proprietary accounts and, if otherwise registered in any required capacity (if so required) to place Orders for the accounts of Customers.

(b) Subject to the requirements and procedures set forth in this Chapter 3, Trading Privileges shall be offered to all applicants from time to time approved by the Exchange as eligible to be Trading Privilege Holders, subject to any limitations or restrictions from time to time imposed by the Exchange.

(c) Trading Privileges are non-transferable, non-assignable and may not be sold or leased, except that a Trading Privilege Holder may, with the prior written consent of the Exchange, transfer Trading Privileges to a Trading Privilege Holder organization or organization approved to be a Trading Privilege Holder: (i) which is an Affiliate; or (ii) which continues substantially the same business without regard to the form of the transaction used to achieve such continuation, e.g., merger, sale of substantially all assets, reincorporation, reorganization or the like.

(d) By virtue of obtaining Trading Privileges, a Trading Privilege Holder shall not obtain any equity or other interest in the Exchange, including voting rights or rights to receive any dividends or other distributions, whether arising from a dissolution, merger or consolidation involving the Exchange or otherwise.

(e) A Trading Privilege Holder may access the CBOE System through a direct connection to the CBOE System or through an Independent Software Vendor with a direct connection to the CBOE System. Trading Privilege Holders and Independent Software Vendors must comply with the technical specifications and requirements for establishing a direct connection to the CBOE System that are prescribed by the Exchange in order to put in place a direct connection to the CBOE System.

(f) An Independent Software Vendor is an organization that desires to provide or provides connectivity to the CBOE System on behalf of one or more Trading Privilege Holders and is not itself a Trading Privilege Holder. Each Trading Privilege Holder that accesses the CBOE System through the services of an

Independent Software Vendor is subject to all of the Rules of the Exchange that apply to Trading Privilege Holders, including, without limitation, audit trail requirements and the requirement that any such Trading Privilege Holder that is not a Clearing Member be guaranteed by a Clearing Member in accordance with Rule 1101. No Person other than a Trading Privilege Holder may receive connectivity to the CBOE System from an Independent Software Vendor (except that it is permissible for an Independent Software Vendor to provide connectivity to the CBOE System to another Independent Software Vendor solely for purposes of enabling one or more Trading Privilege Holders to access the CBOE System). Connectivity to the CBOE System established by an Independent Software Vendor may not be used by the Independent Software Vendor itself for its own trading activities. Any Trading Privilege Holder that receives connectivity to the CBOE System through an Independent Software Vendor must do so through a separate connection and its own login(s) to the CBOE System that are not utilized by any other Trading Privilege Holder.

(g) Other than as permitted by this Rule 302 in relation to Independent Software Vendors that provide connectivity to the CBOE System on behalf of one or more Trading Privilege Holders, no Person other than a Trading Privilege Holder and its Related Parties may have direct electronic access to the CBOE System. Without limiting the generality of the foregoing, no Person, such as a Customer, that is not a Trading Privilege Holder or Related Party of a Trading Privilege Holder may enter Orders directly into the CBOE System for execution. Instead, any Order entered by a Person, such as a Customer, that is not a Trading Privilege Holder or Related Party of a Trading Privilege Holder must pass through a Trading Privilege Holder's system(s) before receipt of the Order by the CBOE System. No Trading Privilege Holder or Related Party shall facilitate or assist in providing a Person that is not a Trading Privilege Holder or Related Party of a Trading Privilege Holder with direct electronic access to the CBOE System.

Amended May 13, 2004 (04-14); July 26, 2005 (05-20); October 17, 2012 (12-26).

303. Authorized Traders

Each Trading Privilege Holder may from time to time permit one or more individuals to act as its Authorized Traders. Each Authorized Trader shall satisfy such requirements as may be prescribed by the Exchange from time to time. Without limiting the generality of the foregoing, each Trading Privilege Holder shall ensure that (i) none of its Authorized Traders shall be subject to any statutory disqualification (unless an appropriate exemption has been obtained with respect thereto) and (ii) each of its Authorized Traders shall be technically proficient and shall conduct its business in a fair and equitable manner.

303A. Order Entry Operator IDs

(a) Each Trading Privilege Holder, in a form and manner prescribed by the Exchange, shall include an Order Entry Operator ID with every order and quote from that Trading Privilege Holder that is submitted to the CBOE System.

(b) Order Entry Operator IDs are subject to the following requirements (except in relation to Automated Trading Systems, with respect to which paragraph (c) below is applicable):

(i) Each Order Entry Operator ID shall represent

(A) the natural person physically responsible for entering the order or quote into the CBOE System (if a natural person entered the order or quote into the CBOE System); or

(B) the natural person physically responsible for entering the order or quote directly or indirectly into a system of or used by a Trading Privilege Holder that interfaces with the CBOE System (if no natural person entered the order or quote into the CBOE System and instead a natural person entered the order or quote directly or indirectly into a system of or used by a Trading Privilege Holder that interfaces with the CBOE System).

(ii) An Order Entry Operator ID issued for a natural person may only be used by that natural person. An Order Entry Operator ID issued for a natural person may not be used by any other natural person or entity and may not be used as the Order Entry Operator ID for an Automated Trading System.

(c) Order Entry Operator IDs are subject to the following requirements in relation to Automated Trading Systems:

(i) For purposes of this Rule 303A, an Automated Trading System is a system that automates the generation and routing of orders or quotes.

(ii) Each order or quote originating from an Automated Trading System that is submitted to the CBOE System shall include an Order Entry Operator ID for that Automated Trading System.

(iii) An Order Entry Operator ID issued for an Automated Trading System may only be used for that Automated Trading System. An Order Entry Operator ID issued for an Automated Trading System may not be used for any other Automated Trading System and may not be used as the Order Entry Operator ID for any natural person or entity.

(d) Each Trading Privilege Holder shall comply with the following issuance, recordkeeping, and reporting requirements related to Order Entry Operator IDs:

(i) Each Order Entry Operator ID issued for a natural person or Automated Trading System for inclusion with any order or quote from the Trading Privilege Holder that is submitted to the CBOE System shall be unique, and shall not be associated with more than one natural person or

Automated Trading System, at the Clearing Member level. Each Trading Privilege Holder and any Clearing Member utilized by the Trading Privilege Holder shall coordinate as necessary in order to ensure that this requirement is satisfied.

(ii) Each Trading Privilege Holder shall collect and maintain accurate, complete, and up-to-date records with the following information for each Order Entry Operator ID issued for a natural person or Automated Trading System for inclusion with any order or quote from the Trading Privilege Holder that is submitted to the CBOE System:

(A) a clear identification of whether the Order Entry Operator ID is issued for a natural person or Automated Trading System;

(B) if the Order Entry Operator ID is issued for a natural person, the name, address, telephone and e-mail contact information, and position or relationship to the Trading Privilege Holder of the natural person;

(C) if the Order Entry Operator ID is issued for an Automated Trading System, the name, address, telephone and e-mail contact information, and position or relationship to the Trading Privilege Holder of the head operator of the Automated Trading System;

(D) and any other related information as may be prescribed by the Exchange.

(iii) Each Trading Privilege Holder shall provide to the Exchange in a form and manner prescribed by the Exchange information requested by the Exchange regarding any Order Entry Operator IDs and the natural persons and Automated Trading Systems for which they have been issued for inclusion with any order or quote from the Trading Privilege Holder that is submitted to the CBOE System. The information requested relating to an Automated Trading System may include, among other things, information regarding the head operator and other individuals that operate the Automated Trading System and the type of models, algorithms, programs, and systems utilized by the Automated Trading System.

(iv) Each Trading Privilege Holder shall promptly report to the Exchange in a form and manner prescribed by the Exchange any new or changed information regarding Order Entry Operator IDs that are identified to the Trading Privilege Holder by the Exchange as being subject to this reporting requirement.

Adopted July 20, 2011 (11-18). Amended February 16, 2012 (12-01); August 23, 2012 (12-17).

Trading Privilege Holders

304. Eligibility for Trading Privileges

(a) Each trading permit holder of CBOE with trading privileges on CBOE from time to time shall, by virtue of such trading permit, be eligible to obtain Trading Privileges without any need to satisfy any additional criteria or requirements, except as may be otherwise prescribed by the Exchange from time to time; *provided* that (i) such trading permit holder is not subject to any statutory disqualification (unless an appropriate exemption has been obtained with respect thereto), (ii) to the extent required by Applicable Law, such trading permit holder is registered or otherwise permitted by the appropriate regulatory body or bodies to conduct business on the Exchange and (iii) any such trading permit holder that is not a Clearing Member shall be guaranteed by a Clearing Member in the manner described in Rule 1101.

Each Person that is not, at the time of application, a trading permit holder of CBOE with trading privileges on CBOE and that wishes to have Trading Privileges in any Contracts must (i) not be subject to any statutory disqualification (unless an appropriate exemption has been obtained with respect thereto), (ii) to the extent required by Applicable Law, be registered or otherwise permitted by the appropriate regulatory body or bodies to conduct business on the Exchange, and (iii) if such Person is not a Clearing Member, such Person shall be guaranteed by a Clearing Member in the manner described in Rule 1101. In addition, in each such case, the Exchange may deny (or may condition) the grant of Trading Privileges, or may prevent a Person from becoming associated (or may condition an association) with a Trading Privilege Holder for the same reasons for which the NFA may deny or revoke registration of a futures commission merchant or if such Person:

(i) is unable satisfactorily to demonstrate a capacity to adhere to all applicable Rules of the Exchange, Rules of the Clearing Corporation, Commission Regulations (and, to the extent the Person applies for Trading Privileges with respect to Security Futures, applicable Exchange Act Regulations), including those concerning record-keeping, reporting, finance and trading procedures;

(ii) would bring the Exchange into disrepute; or

(iii) for such other cause as the Exchange reasonably may decide.

(b) The Exchange shall deny the grant of Trading Privileges where an applicant has failed to meet any requirements for such grant.

(c) The Exchange may determine not to permit a Trading Privilege Holder or any Authorized Trader of a Trading Privilege Holder to keep its Trading Privileges or maintain its association with a Trading Privilege Holder, or may condition such Trading Privileges or association, as the case may be, if such Trading Privilege Holder or Authorized Trader:

(i) fails to meet any of the qualification requirements for Trading Privileges or association after such Trading Privileges or association have been approved;

(ii) fails to meet any condition placed by the Exchange on such Trading Privileges or association; or

(iii) violates any agreement with the Exchange.

(d) Any decision made by the Exchange pursuant to this Rule 304 must be consistent with the provisions of this Rule and the provisions of the CEA.

Any applicant who has been denied Trading Privileges or association with a Trading Privilege Holder or granted only conditional Trading Privileges or association, pursuant to this Rule 304, and any Trading Privilege Holder or Authorized Trader of a Trading Privilege Holder who is not permitted to keep its Trading Privileges or maintain its association with a Trading Privilege Holder or whose Trading Privileges or association are conditioned pursuant to this Rule 304, may appeal the Exchange's decision in accordance with the provisions of Chapter 9. No determination of the Exchange to discontinue or condition a Person's Trading Privileges or association with a Trading Privilege Holder pursuant to this Rule 304 shall take effect until the review procedures under Chapter 9 have been exhausted or the time for review has expired.

Any applicant to become a Trading Privilege Holder who has been denied Trading Privileges pursuant to this Rule 304 shall not be eligible for re-application during the six months immediately following such denial.

Amended September 1, 2004 (04-17); July 26, 2005 (05-20); June 18, 2010 (10-05); October 17, 2012 (12-26).

305. Application for Trading Privileges

(a) Each applicant for Trading Privileges shall submit an application to the Exchange in a form and manner prescribed by the Exchange. Each applicant shall promptly update the application materials if any of the information provided therein becomes inaccurate or incomplete after the date of submission and prior to any approval of the application. The Exchange shall act upon, and approve or disapprove, any such application without unreasonable delay.

(b) Each Person approved as a Trading Privilege Holder in accordance with paragraph (a) above shall:

(i) pay to the Treasurer any applicable application fees, in such amount as may be prescribed by the Exchange from time to time; and

(ii) agree in writing to abide by the Rules of the Exchange.

(c) Upon satisfaction of the requirements and procedures set forth in paragraphs (a) and (b) above, a Person applying for Trading Privileges shall

obtain Trading Privileges. If the application process is not completed within six months of its submission and payment of the required fee, the application shall be deemed to be withdrawn.

(d) Each Trading Privilege Holder that is not registered or notice-registered with the NFA and that is not a CBOE trading permit holder shall promptly update the following information on file with the Exchange through the submission of application materials by the Trading Privilege Holder and updates to those materials pursuant to this Rule 305(d) if that information becomes inaccurate or incomplete:

(i) disciplinary history information;

(ii) executive officer information; and

(iii) information regarding ownership interests in the Trading Privilege Holder.

Amended February 17, 2004 (04-05); July 26, 2005 (05-20); June 18, 2010 (10-05).

305A. Foreign Trading Privilege Holders

(a) Each Trading Privilege Holder shall be solely responsible for ensuring that the location of any CBOE Workstation is in the United States or a foreign jurisdiction expressly approved by the Exchange. Any approval by the Exchange of a foreign jurisdiction may be limited to one or more specified categories of Trading Privilege Holders or Trading Privilege Holder activities and/or be contingent upon the satisfaction of specified conditions by any Trading Privilege Holder with a CBOE Workstation in the foreign jurisdiction.

(b) Any Trading Privilege Holder with a CBOE Workstation in a foreign jurisdiction shall ensure the availability of an individual fluent in English and knowledgeable about the Trading Privilege Holder's futures business and financial matters to assist the representatives of the Exchange during examinations.

Adopted February 1, 2013 (13-03).

306. Dues, Assessments and Fees

(a) The Exchange shall have the sole power to set the dates and amounts of any dues, assessments or fees to be levied on Trading Privilege Holders, which dues, assessments or fees shall be paid to the Exchange when due.

(b) If a Trading Privilege Holder fails to pay when due any Exchange dues, assessments or fees levied on such Trading Privilege Holder, and such payment obligation remains unsatisfied for six consecutive months after its due date, the Exchange may suspend, revoke, limit, condition, restrict or qualify the Trading Privileges of such Trading Privilege Holder as it deems necessary or appropriate.

307. Emergency Disciplinary Actions and Limitations of Trading Privileges

(a) Notwithstanding anything in Rule 304 to the contrary, the Exchange may at any time impose a sanction or take other summary action against any Trading Privilege Holder or Related Party of a Trading Privilege Holder if, necessary to protect the best interest of the marketplace, including, without limitation, for the protection of Customers, Trading Privilege Holders, Clearing Members or the Exchange. Any such sanction or other summary action may include, without limitation, revoking, suspending, limiting, conditioning, restricting, denying or qualifying the access to the Exchange, the Trading Privileges or the activities, functions and operations of a Trading Privilege Holder or Related Party of a Trading Privilege Holder. One instance in which the Exchange may take action under this Rule 307 is if a Trading Privilege Holder or Related Party is or becomes subject to a statutory disqualification. The following procedures shall be applicable to any such action:

(i) If practicable, a Respondent shall be served with a notice before the action is taken, or otherwise at the earliest possible opportunity. The notice shall state the action, briefly state the reasons for the action, and state the effective time and date, and the duration of the action.

(ii) The Respondent shall be entitled to be represented in all proceedings subsequent to the imposition of the emergency action by legal counsel or any representative of the Respondent's choosing, except for any member of the Exchange's Board of Directors or Business Conduct Committee, any Exchange employee or any Person substantially related to the emergency action, such as a material witness or a Respondent.

(iii) The Respondent may make a written request in accordance with Rule 704(c) for access to books, documents or other evidence concerning the emergency action that are in the possession or under the control of the Exchange, except that the sixty day time period in Rule 704(c) shall not be applicable and any such request must be made within 10 days from the date of service of the notice of the emergency action.

(iv) The Respondent shall have 10 days from the date of service of the notice of the emergency action to request a hearing regarding the emergency action by providing written notice of the request to the Secretary. In the event that the Respondent requests a hearing regarding the emergency action, the hearing shall be held as soon as reasonably practicable.

(v) The hearing shall be conducted before a BCC Panel pursuant to Rule 706, except that the BCC Panel may determine in accordance with paragraph (a)(iv) above to shorten the fifteen day and five day time periods in Rule 706(b).

(vi) Promptly following the hearing, the BCC Panel shall render a written decision based upon the weight of the evidence contained in the record of the proceeding and shall serve notice of the decision upon the Respondent pursuant to Rule 712 and upon the Exchange. The decision shall include a description of the summary action taken; the reasons for the summary action; a summary of the evidence produced at the hearing; a statement of findings and conclusions; a determination that the summary action should be affirmed, modified or reversed; and a declaration of any action to be taken pursuant to the determination, and the effective date and duration of such action.

(vii) The decision issued by the BCC Panel shall be subject to the review procedures under Rule 710.

(b) If a Clearing Member revokes any authorization granted and guarantee made by it to any Trading Privilege Holder pursuant to Rule 1101(b), such Trading Privilege Holder's Trading Privileges shall be automatically terminated, and such Trading Privilege Holder must obtain another guarantee from a Clearing Member before its Trading Privileges will be reinstated. If such Trading Privilege Holder fails to obtain such a replacement guarantee within three months from the effective date of the revocation of the guarantee by its previous Clearing Member, its Trading Privileges shall be automatically terminated.

Amended July 26, 2005 (05-20); October 17, 2012 (12-26).

308. Consent to Exchange Jurisdiction

(a) By accessing, or entering any Order into, the CBOE System, and without any need for any further action, undertaking or agreement, a Trading Privilege Holder or Authorized Trader agrees (i) to be bound by, and comply with, the Rules of the Exchange, the Rules of the Clearing Corporation and Applicable Law, in each case to the extent applicable to it, and (ii) to become subject to the jurisdiction of the Exchange with respect to any and all matters arising from, related to, or in connection with, the status, actions or omissions of such Trading Privilege Holder or Authorized Trader.

(b) Any Trading Privilege Holder or Authorized Trader whose Trading Privileges are revoked or terminated, whether pursuant to Rule 307 or Chapter 7, shall remain bound by the Rules of the Exchange, the Rules of the Clearing Corporation and Applicable Law, in each case to the extent applicable to it, and subject to the jurisdiction of the Exchange with respect to any and all matters arising from, related to, or in connection with, the status, actions or omissions of such Trading Privilege Holder or Authorized Trader prior to such revocation or termination.

(c) Any Person initiating or executing a transaction on or subject to the Rules of the Exchange directly or through an intermediary, and any Person for whose benefit such a transaction has been initiated or executed, expressly consents to the jurisdiction of the Exchange and agrees to be bound by and comply with the Rules

of the Exchange in relation to such transactions, including, but not limited to, rules requiring cooperation and participation in investigatory and disciplinary processes.

(d) Any Person subject to Rule 308(c) that is not a Trading Privilege Holder or Related Party is bound by and required to comply with the following Rules of the Exchange for purposes of Rule 308(c) to the same extent that a Trading Privilege Holder or Related Party is bound by and required to comply with those Rules of the Exchange: Rules 219, 306, 307, 308, 309, 310(a), 401, 402, 404, 404A, 405, 406, 407, 408, 409, 410, 411, 412, 412A, 412B(b), 413, 414, 415, 416, 417, 418, 419, 420, 511, 512A, 516, 517, 601, 602, 603, 604, 606, 607, 608, 610, 611, 612, 613, 614, 615, 616, 617, 618, 619, and 620, Chapter 7, Chapter 8, Chapter 9, Chapter 10, Rule 1104, every Exchange Contract Specification Chapter, Exchange Policy and Procedures I, II, III, and IV, and the Exchange Fee Schedule.

Amended August 20, 2012 (12-16); October 17, 2012 (12-26); March 18, 2013 (13-10).

Exchange Communications

309. Recording of Conversations

The Exchange may record conversations between officers, employees or agents of the Exchange, on one hand, and Trading Privilege Holders (including their Related Parties) or Authorized Traders, on the other hand. Any such recordings may be retained by the Exchange in such manner and for such periods of time as the Exchange may deem necessary or appropriate.

310. Notices

(a) Except as otherwise provided by the Rules of the Exchange, any notice required to be given by the Rules of the Exchange or otherwise shall be deemed to have been given:

(i) in person upon delivery of the notice in person to the Person to whom such notice is addressed;

(ii) by mail upon deposit of the notice in the United States mail, enclosed in a postage prepaid envelope;

(iii) by messenger or overnight courier service upon provision of the notice to the messenger or courier service, provided that the delivery method does not require payment of the messenger or courier service fee to deliver the notice by the Person to whom the notice is addressed;

(iv) by facsimile machine upon acknowledgment by the facsimile machine used to transmit the notice of the successful transmission of the notice;

(v) by electronic mail upon electronic transmission of the notice; and

(vi) by telephone when received.

Any such notice must be addressed to its intended recipient at the intended recipient's address (including the intended recipient's business or residence address, facsimile number, electronic address, or telephone number, as applicable) as it appears on the books and records of the Exchange, or if no address appears on such books and records, then at such address as shall be otherwise known to the Exchange, or if no such address appears on such books and records, then in care of the registered agent of the Exchange in the State of Delaware.

(b) Without limiting the generality of the foregoing, the Exchange shall publish a notice with respect to each addition to, or modification of, the Rules of the Exchange, in a form and manner that is reasonably designed to enable each Trading Privilege Holder to become aware of and familiar with, and to implement any necessary preparatory measures to be taken by it with respect to, such addition or modification, prior to the effective date thereof; *provided* that any failure of the Exchange to so publish a notice shall not affect the effectiveness of the addition or modification in question. Each Trading Privilege Holder shall provide its respective Authorized Traders with copies of any such notice. For purposes of publication in accordance with the first sentence of this Rule 310(b), it shall be sufficient (without limiting the discretion of the Exchange as to any other reasonable means of communication) if a notice is (a) sent to each Trading Privilege Holder by mail, recognized courier service, facsimile or electronic mail (including by means of a hyperlink included in an electronic mail message), to the address, facsimile number or electronic mail address (as applicable) as is appears on the books and records of the Exchange and (b) published on the Exchange's website.

Amended March 17, 2010 (10-03); October 17, 2012 (12-26).

CHAPTER 4
TRADING PROCEDURES AND STANDARDS

General

401. Contracts Traded on CBOE Futures Exchange

The Exchange shall determine which Contracts are available for trading subject to the Rules of the Exchange from time to time, and approve rules containing the specifications for such Contracts; *provided* that certifications or applications with respect to such rules shall be submitted to the Commission as required by the CEA and the Commission Regulations thereunder.

402. Trading Hours

(a) The Exchange shall from time to time determine (i) on which days the Exchange shall be regularly open for business in any Contract ("Business Days") and (ii) during which hours trading in any Contract may regularly be conducted on such days ("Trading Hours"). Trading Hours shall include any regular and extended trading hours under the rules governing the relevant Contract. Except to the extent expressly permitted by the Rules of the Exchange, no Trading Privilege Holder (including its Authorized Traders) shall make any bid or offer for, or engage in any transaction in, any Contract before or after such hours.

(b) The Exchange may modify its regular Business Days and Trading Hours to not be open for business or to have shortened trading hours in connection with a holiday or a period of mourning.

(c) The Exchange may from time to time adopt procedures for the opening or closing of trading in any Contract.

Amended July 26, 2005 (05-20); April 6, 2011 (11-09); October 17, 2012 (12-26).

Entry and Execution of Orders

403. Order Entry

(a) All Orders shall be entered into the CBOE System by electronic transmission through a CBOE Workstation, and the Exchange shall maintain an electronic record of those entries. Each Trading Privilege Holder (including its Authorized Traders) shall be responsible in every respect for any and all Orders entered by it (including its Related Parties) and for compliance by its Related Parties with this Rule 403. Prior to entering any Order, the relevant Related Party shall sign onto the CBOE System by inputting the user identification assigned for such purpose by the Exchange. Each Order must contain the following information: (i) whether such Order is a buy or sell Order; (ii) Order type; (iii) commodity; (iv) contract month; (v) price; (vi) quantity; (vii) account type; (viii) account designation (the number assigned by a Trading Privilege Holder to each of its accounts); (ix) in the case of Orders for Options, strike price, type of

option (put or call) and expiration month; and (x) such additional information as may be prescribed from time to time by the Exchange.

(b) With respect to orders received by a Trading Privilege Holder (including its Authorized Traders) which are immediately entered into the CBOE System, no record needs to be kept by such Trading Privilege Holder, except as may be required pursuant to Rule 501 and Applicable Law. However, if a Trading Privilege Holder (including its Authorized Traders) receives orders which cannot be immediately entered into the CBOE System, such Trading Privilege Holder must prepare an order form in a non-alterable written medium, which shall be time-stamped and include the account designation, date and other required information. Each such form must be retained by the Trading Privilege Holder for at least five years from the time it is prepared. Any such Orders must be entered into the CBOE System, in the order they were received, as soon as they can be entered into the CBOE System.

(c) Each Trading Privilege Holder shall maintain front-end audit trail information for all electronic orders entered into the CBOE System, including order modifications and cancellations. This audit trail must contain all order entry, modification, cancellation and response receipt time(s) as well as all Financial Information Exchange interface (FIX) tag information and fields or CBOE Market Interface (CMi) order structure, as applicable

Amended February 17, 2004 (04-04); July 20, 2011 (11-18); October 17, 2012 (12-26).

404. Acceptable Orders

At the discretion of the Exchange, any of the following types of Orders, as well as any other types that may be approved from time to time, may be entered into the CBOE System with respect to any Contract:

(a) Market Order. A "Market Order" is an order to buy or sell a stated number of Contracts at the best price available on the Exchange.

(b) Limit Order. A "Limit Order" is an order to buy or sell a stated number of Contracts at a specified price, or at a better price.

(c) Cancel Order. A "Cancel Order" is an order that cancels, partially or fully, an existing buy or sell order.

(d) Cancel Replace Order. A "Cancel Replace Order" is an order to cancel an existing buy or sell order and replace it with a new order for a different quantity or price.

(e) Day Order. A "Day Order" is an order for any Contract that, unless executed, remains as an executable Order in the CBOE System until the end of the Business Day for such Contract on which it is entered.

(f) Good-'til-Canceled Order. A "Good-'til-Canceled Order" is an order that, unless executed, remains in the CBOE System until it is withdrawn by the Trading Privilege Holder (including its Authorized Traders) who placed it or the Expiration Date of the Contract to which it relates, whichever occurs first.

(g) Spread Order. A "Spread Order" is an order to simultaneously buy and sell at least two Contracts in a form accommodated by the CBOE System.

(h) Contingency Orders. A "Contingency Order" is an order that is contingent upon a condition being satisfied while the order remains in the CBOE System, and may be one of the following order types:

(i) *All or None Order.* An "All or None Order" is an order which is to be executed in its entirety at its limit price.

(ii) *Fill or Kill Order.* A "Fill or Kill Order" is an order which is automatically cancelled unless executed in its entirety within a short period of time after its receipt.

(iii) *Immediate or Cancel Order.* An "Immediate or Cancel Order" is a Market Order or Limit Order which is automatically cancelled unless executed in whole or in part within a short period of time after its receipt.

(iv) *Stop Limit Order.* A "Stop Limit Order" is an order to buy or sell when the market for a particular Contract reaches a specified price. A Stop Limit Order to buy becomes a Limit Order when the relevant Contract trades or is bid at or above the stop limit price. A Stop Limit Order to sell becomes a Limit Order when the relevant Contract trades or is offered at or below the stop limit price.

Amended October 17, 2012 (12-26).

404A. Trade at Settlement Transactions

(a) A Trade at Settlement ("TAS") transaction is a transaction in a Contract at a price or premium equal to the daily settlement price, or a specified differential above or below the daily settlement price, for the Contract on a trading day. The actual amount of a TAS transaction price or premium is determined subsequent to the transaction based upon the daily settlement price of the Contract.

(b) The rules governing a Contract shall specify if TAS transactions are permitted in that Contract. If TAS transactions are permitted in a Contract, the rules governing the Contract shall set forth the extent to which TAS transactions in that Contract may occur on the CBOE System, as spread transactions, as Block Trades and/or as Exchange of Contract for Related Position transactions; the trading hours for TAS transactions in that Contract; the permissible price range from the daily settlement price for each of the permitted types of TAS

transactions in that Contract; and the permissible minimum increment for each of the permitted types of TAS transactions in that Contract.

(c) TAS orders and quotes in a Contract will interact only with other TAS orders and quotes in the Contract and will not interact with non-TAS orders and quotes in the Contract. The same execution priorities that are applicable to non-TAS orders and quotes in a Contract shall also apply with respect to TAS orders and quotes in the Contract, unless otherwise specified in the rules governing the Contract.

(d) All TAS orders are required to be Day Orders. TAS market orders are not permitted.

(e) If TAS spread transactions are permitted in a Contract, (i) the provisions of Exchange Policy and Procedure II relating to spread order processing shall be applicable to those transactions, except that (A) any TAS spreads are required to be two-legged spreads where the ratio of the number of contracts in one leg to the number of contracts in the other leg is 1:1 and (B) paragraphs (a), (d) and (e)(iii) of Exchange Policy and Procedure II shall not apply to TAS spread transactions and (ii) any TAS Block Trade spread transactions are required to be two-legged spreads where the ratio of the number of contracts in one leg to the number of contracts in the other leg is 1:1.

Adopted November 4, 2011 (11-23). Amended October 17, 2012 (12-26).

405. Modification and Cancellation of Orders

Any Order that has been entered into the CBOE System may be modified or cancelled unless and until it has been executed. Any such modification or cancellation requires that a Cancel Replace Order or Cancel Order, as the case may be, with respect to the original Order be entered into the CBOE System.

406. Execution of Orders by CBOE System

(a) General. At the discretion of the Exchange, any of the following base allocation methods shall apply to the execution of Orders (other than Spread Orders) for any Contract by the CBOE System:

(i) *Price-Time Priority*. Under this method, Orders for any Contract are prioritized according to price and time. If at any time there are two or more such Orders at the best price then available, such Orders are executed in the order in which they were received by the CBOE System.

(ii) *Pro Rata Priority*. Under this method, Orders for any Contract are prioritized according to price. If at any time there are two or more such Orders at the best price then available, the executable quantity of Contracts is allocated to such Orders on a *pro rata* basis, taking into account the relative sizes of such Orders; *provided* that if such *pro rata*

method would result in a fraction of a Contract being allocated to any Order, such fraction shall be rounded up (if such fraction is equal to or greater than one-half) or down (if such fraction is less than one-half); *provided*, *further*, that if rounding in accordance with the immediately preceding proviso would result in a number of Contracts in excess of the executable quantity, the quantity allocated to the Order that was last received by the CBOE System shall be reduced accordingly.

(b) Priority Overlays. In addition to the base allocation methods set forth in paragraph (a) above, the Exchange may determine that any or all of the following priority overlays shall apply, in a sequence determined by the Exchange, to the execution of Orders (other than Spread Orders) for any Contract by the CBOE System:

(i) *Public Customer Priority*. If this priority overlay is in effect with respect to any Contract, the highest bid and lowest offer available at any time shall have priority, except that Orders placed by or on behalf of public Customers shall have priority over Orders at the same price placed by or on behalf of non-public Customers. If there are two or more Orders placed by or on behalf of public Customers at the same price, such Orders shall be executed in the order in which they were received by the CBOE System, even if pro rata priority is the chosen base allocation method.

(ii) *Market Turner Priority*. If this priority overlay is in effect with respect to any Contract, each Market Turner shall have priority at the highest bid or lowest offer made by it. At any given price, such priority shall remain with the Market Turner for such price. For example, if the market first moves in the same direction as an Order previously placed by a Marker Turner, and then moves back to the price previously bid or offered by such Market Turner, then such Market Turner retains its priority at such price.

The Exchange may determine to reduce the Market Turner priority to a percentage of each Order that that is executable against the Market Turner. In such cases, the Market Turner may participate in the balance of an Order, pursuant to the base allocation method in effect under paragraph (a) of this Rule 406, after the Market Turner priority has been applied. To the extent the Market Turner Order bid or offer is not fully exhausted, it shall retain Market Turner priority for subsequent Orders until the conclusion of the trading session.

(iii) *Trade Participation Right Priority*. DPMs may be granted trade participation rights in accordance with any program adopted pursuant to Rule 515, which rights may provide for priority of Orders placed, or quotes made, by such market makers over other Orders or quotes, up to the applicable participation right percentage and/or up to a specified size. In granting trade participation rights to DPMs, the following principles shall be followed:

(A) The DPM's Order or quote must be at the best available price immediately prior to the execution of the relevant Order.

(B) A DPM may not be allocated a total quantity of Contracts that would be greater than the quantity for which such DPM placed Orders or made quotes at that price.

(C) If both the trade participation right priority and pro rata priority are in effect, the priorities shall interact in one of the following two ways, as specified by the Exchange:

1. the DPM shall receive the allocation resulting from the application of the trade participation right priority or the DPM shall receive the allocation resulting from the application of the pro rata priority, which is greater; or

2. the DPM shall receive the allocation resulting from the application of the trade participation right priority and any further allocation resulting from the subsequent application of the pro rata priority to the DPM's remaining quote /Order size at the best price.

(D) If both the trade participation right priority and the market turner priority are in effect and the DPM is the Market Turner for the relevant price, the market turner priority shall not be applicable.

(E) In determining the parties to a particular trade, a DPM's trade participation right shall be applied against such DPM's bids or offers in accordance with their relative priority.

(c) Particular Order Types. Notwithstanding the general principles described in paragraphs (a) and (b) above, the following shall apply with respect to each of the Order types hereinafter referred to:

(i) *Market Orders and Limit Orders.* Except as otherwise provided in the rules governing a particular Contract, Market Orders are generally afforded execution priority over Limit Orders for such Contract at the same price and on the same side of the market.

(ii) *Cancel Replace Orders.* The modification of an existing Order by means of a Cancel Replace Order affects the priority position of the existing Order, as follows:

(A) If the price of the existing Order is modified, such Cancel Replace Order is placed in priority position behind all Orders of the same type at the same price;

(B) If the quantity of the existing Order is decreased, such Cancel Replace Order is placed in the same priority position as the existing Order; and

(C) If the quantity of the existing Order is increased, such Cancel Replace Order is placed in priority position behind all Orders of the same type at the same price.

(iii) *Contingency Orders*. Regardless of the priority method in place for a particular Contract, all types of Contingency Orders (except for Immediate or Cancel Orders or Stop Limit Orders) are placed last in priority behind all other Orders for such Contract, irrespective of when they are entered into the CBOE System. Accordingly, a Contingency Order that was entered before a Limit Order for the same Contract at the same price is treated as if it were entered after such Limit Order. If priority for Orders placed on behalf of Customers is afforded with respect to a particular Contract, Contingency Orders placed on behalf of Customers have priority over other Contingency Orders, but are placed behind all other Orders, for such Contract.

(d) Spread Orders. Spread Orders are not subject to the procedures set forth in this Rule 406, but shall be executed in accordance with procedures adopted by the Exchange from time to time.

(e) Bunched Orders. Subject to compliance with Rule 605 and the sales practice rules referred to therein, each Trading Privilege Holder may enter, or permit its Related Parties to enter (as applicable), a bunched Order for more than one discretionary Customer account into the CBOE System by using a designation specific to the allocation group and account controller rather than including each of the individual account numbers in such Order, provided such Trading Privilege Holder has filed or is filing an allocation scheme for such Order in accordance with applicable NFA requirements.

Amended November 4, 2004 (04-20); March 2, 2009 (09-04); June 1, 2009 (09-12).

407. Crossing Trades

(a) A Trading Privilege Holder or Authorized Trader that wishes to cross two or more original Orders, including without limitation a solicited Order, must, for the time period prescribed by the rules governing the relevant Contract, expose to the market at least one of the Orders that it intends to cross. The required time period for such exposure and the eligible size of an Order that may be entered pursuant to this Rule 407 shall be as set forth in the rules governing such Contract.

(b) If the exposed Order has not been completely filled by the end of the exposure period, then the Trading Privilege Holder or Authorized Trader, as applicable, may enter the opposite Order(s) to cross the balance of the exposed Order.

(c) A Trading Privilege Holder or Authorized Trader that wishes to cross an Order for a Customer shall exercise due diligence in the handling and execution of the Order in accordance with Rule 512.

Amended March 6, 2008 (08-01); February 21, 2013 (13-07).

408. Market Data; Execution Acknowledgements

(a) The Exchange will make information regarding trades completed on the Exchange, Orders (including prices bid or offered) entered on the Exchange and any other matters it may deem appropriate (collectively, "Market Data") available to Trading Privilege Holders and Authorized Traders at such times and in such manner (whether through the CBOE System, a financial information vendor or otherwise) as the Exchange may consider necessary or appropriate from time to time.

(b) Each Trading Privilege Holder and Authorized Trader receiving any Market Data directly through the CBOE System may use such Market Data as provided in this Rule 408. Except as provided in paragraph (c) below, or otherwise as expressly permitted by the Exchange, any such Trading Privilege Holder and Authorized Trader shall receive and use Market Data only for its own internal business activities, and shall not furnish the Market Data, or permit the Market Data to be furnished, in any format to any Person (including any Customer of such Trading Privilege Holder) other than the partners, officers, directors, employees and agents of such Trading Privilege Holder or Authorized Trader. Such receipt and use of Market Data shall also be subject to the following terms and conditions:

(i) The Trading Privilege Holder or Authorized Trader shall furnish to the Exchange reports with respect to access to Market Data and use of Market Data by the Trading Privilege Holder or Authorized Trader of Market Data, and any Customers of the Trading Privilege Holder receiving Market Data from the Trading Privilege Holder, as may be required by the Exchange from time to time. Such reports may include, without limiting the generality of the foregoing, information with respect to the "Devices" on which the Trading Privilege Holder or Authorized Trader displays Market Data and/or the "Authorized Users" who are authorized by the Trading Privilege Holder or Authorized Trader to have access to Market Data. (The term "Device" means any computer, workstation or other item of equipment that is entitled to receive Market Data in visual, audible or other form. The term "Authorized User" means an individual user (an individual natural Person) who is a partner, officer, director, employee or agent of the Trading Privilege Holder or Authorized Trader or a Customer of the Trading Privilege Holder or a partner, officer, director, employee or agent of the Customer, in each case, who is uniquely identified (by user ID and confidential password or other unambiguous method reasonably acceptable to the Exchange) and authorized by the

Trading Privilege Holder or Authorized Trader to have access to Market Data.)

(ii) The Trading Privilege Holder or Authorized Trader acknowledges and agrees that the Market Data is the property of the Exchange until the Exchange places the Market Data in the public domain or authorizes placement of the Market Data in the public domain, and that, but for this Rule 408, the Trading Privilege Holder or Authorized Trader would have no right of access to the Market Data.

(iii) The Trading Privilege Holder or Authorized Trader shall at all reasonable times permit representatives of the Exchange to have access to the locations where the Market Data is received for the purpose of observing the use made of the Market Data and to inspect all equipment and apparatus used in connection therewith.

(iv) The Trading Privilege Holder or Authorized Trader acknowledges and agrees that its access to and use of Market Data is subject to the disclaimers of liability on the part of the Exchange and its Affiliates, their respective directors, committee members, officers, employees, agents and contractors, and index licensors with respect to any index underlying any contract traded on the Exchange, provided for in Rule 418.

(v) The Trading Privilege Holder or Authorized Trader acknowledges and agrees that: (1) any original work that it creates that displays, represents or recreates any Market Data, or from which Market Data can be readily recalculated, will constitute Market Data for purposes of the Rules of the Exchange and will be subject to applicable fees; and (2) the Trading Privilege Holder or Authorized Trader shall not use, or permit any third party to use, any Market Data (i) as input data in the creation or calculation of any index or similar work or (ii) to create any financial instrument or investment product that is based on, or seeks to match the performance of, values included in the Market Data, in each case unless and until the Trading Privilege Holder or Authorized Trader has entered into a separate license agreement with CFE authorizing such use of the Market Data.

(c) Notwithstanding the provisions of paragraph (b) above, any Trading Privilege Holder or Authorized Trader receiving any Market Data directly through the CBOE System may:

(i) Furnish, in the regular course of its business and to its Customers and others with which it does business, in a quantity restricted to that reasonably necessary to enable such Trading Privilege Holder or Authorized Trader to conduct its business, specific items of Market Data directly relating to particular transactions or particular situations occurring in the normal conduct of such Person's business. Any such furnishing must be limited to oral communications (including by telephone),

manually sent emails and other communications not capable of permitting any bulk, automated, redissemination of Market Data.

(ii) If such Trading Privilege Holder or Authorized Trader has entered into an agreement with the Exchange pursuant to which the Exchange has authorized the Trading Privilege Holder or Authorized Trader to act as a Vendor of the Market Data, redistribute Market Data to third parties, in accordance with the terms of such agreement, to a greater extent than is permitted in Rule 408(c)(i).

(d) An acknowledgement of each executed Order will be forwarded to the parties on each side of the trade resulting from such Order.

Amended April 19, 2005 (05-12); March 1, 2012 (12-06).

409. Requirements for Average Price System Transactions

A Trading Privilege Holder that is a registered futures commission merchant receiving multiple execution prices on an Order or series of Orders for any Contract may use an Average Price System to calculate and confirm to any Customer an average price for such Contract, provided all of the following requirements are satisfied:

(a) Such Customer shall have requested such Trading Privilege Holder to use an Average Price System;

(b) Each individual transaction with respect to such Contract shall be submitted to, and cleared by, the Clearing Corporation at the price at which it was executed;

(c) Such Trading Privilege Holder shall compute the weighted mathematical average price by (i) multiplying the number of Contracts purchased or sold at each execution price by that price, (ii) adding the results together and (iii) dividing the sum by the total number of Contracts purchased or sold; provided that for any series of Orders, the average price may be computed based on the average price of each Order in that series; provided, further, that a Trading Privilege Holder may confirm to its Customer either the actual average price or an average price rounded up (in the case of a buy Order) or down (in the case of a sell Order) to the closest minimum price fluctuation; provided, further, if the average price computation yields an amount that cannot be expressed in whole one-cent increments, any amount that is less than one cent may be retained by the Trading Privilege Holder;

(d) Such Trading Privilege Holder shall (i) possess records to support the computations described in paragraph (c) above and the allocations to Customer accounts, (ii) maintain such records in accordance with applicable Commission Regulations and (iii) make such records available for inspection by affected Customers upon request;

(e) In the case of multiple execution prices on a series of Orders for any Contract, each such Order shall be for the same account or group of accounts and for the same commodity and expiration month (except in the case of a Spread Order, where each leg may be for a different expiration month);

(f) Such Trading Privilege Holder shall ensure that prices for transactions for any of its proprietary accounts are not averaged with prices for transactions executed on behalf of Customers;

(g) Such Customer shall have received appropriate disclosure regarding the method used to calculate the average price; and

(h) Such Trading Privilege Holder shall identify each transaction for which the execution price is computed pursuant to an Average Price System on each confirmation statement and monthly statement on which such transaction is reported to the Customer.

410. Application and Closing Out of Offsetting Positions

Any Trading Privilege Holder of the Exchange that is registered with the Commission as a futures commission merchant must comply with the provisions of Commission Regulation § 1.46.

411. Errors of Trading Privilege Holders

(a) If a Trading Privilege Holder discovers an error in the handling of an Order for a Customer after the relevant trade is completed, and the Order cannot be executed in the market at a price which is better than or equal to that at which the Order should have been executed, such Trading Privilege Holder shall do one or more of the following:

(i) Execute the Order in the market and make an appropriate cash adjustment to the Customer such that the Customer effectively receives a price that is equal to or better than the price at which its Order should have been executed; or

(ii) Notwithstanding any other provision of these Rules to the contrary, execute a spread transaction in the market where one leg is for such Customer's account and the other leg is for the account of such Trading Privilege Holder; *provided* that, as a result of such spread transaction, the Customer shall receive a price equal to or better than the price at which its Order should have been executed. Any such spread transaction must be reported to the Exchange.

Any violation of this Rule 411 for the purpose of taking advantage of an Order or Orders shall constitute conduct which is inconsistent with just and equitable principles of trade.

(b) This Rule 411 shall not be construed to contravene any instructions received by a Trading Privilege Holder from a Customer with respect to any Order prior to its execution, but shall be construed to permit execution of Orders under the conditions described in paragraph (a) above, without prior instructions from a Customer.

Amended November 4, 2004 (04-20); July 26, 2005 (05-20).

Position Limits and Accountability, Price Limits, and Final Settlement Prices

412. Position Limits

(a) The Exchange shall designate for each Contract whether it is subject to position limits or to position accountability. This Rule 412 governs Contracts that are subject to position limits.

(b) Position limits shall be as established by the Exchange from time to time as permitted by Commission Regulations 150 and 41.2 as applicable. Such position limits may be specific to a particular Contract or contract month or may be established on an aggregate basis among Contracts or contract months. Except as specified in paragraphs (c) and (d) below, Trading Privilege Holders shall not control, or trade in, any number of Contracts that exceed any position limits so established by the Exchange. Once established, any such position limits shall be deemed to constitute a part of each Trading Privilege Holder's account and clearing agreement. Except as specified in paragraphs (c) and (d) below, no Trading Privilege Holder shall be permitted to enter, or place an order to enter, into any transaction on the Exchange that would cause such Trading Privilege Holder to exceed any position limits.

(c) On the basis of an application to the Exchange in accordance with paragraph (d) below, and such supplemental information as the Exchange may request, the Exchange will determine whether to grant a position limit exemption for one or more bona fide hedge transactions, risk management transactions or arbitrage or spread transactions. For purposes of this Rule 412, the term "bona fide hedge transaction" means any transaction or position in a particular Contract that satisfies the requirements of Commission Regulation 1.3(z).

(d) Any application for a position limit must be made by the relevant Trading Privilege Holder to the Exchange in such form, and within such time limits, as the Exchange may from time to time prescribe. Without limiting the generality of the foregoing, any such application must include the following:

(i) If a qualified bona fide hedge transaction, a representation that such transaction or position satisfies the requirements of Commission Regulation 1.3(z), which representation shall also describe how the transaction would satisfy the requirements of Commission Regulation 1.3(z);

(ii) If a risk management transaction, a representation that the

position held by a Trading Privilege Holder that typically buys, sells or holds positions in the underlying cash market, a related cash market or a related over-the-counter market for which the underlying market has a high degree of demonstrated liquidity relative to the size of the positions and where there exist opportunities for arbitrage which provide a close linkage between the futures or options market and the underlying market;

(iii) If an arbitrage or spread transaction, an undertaking that the prospective arbitrageur or spreader will specify the extent of the Trading Privilege Holder's current or planned activity in the cash market underlying the Contract for which such exemption is requested;

(iv) A representation that the bona fide hedge, risk management, arbitrage or spread transaction will not be used in an attempt to violate or avoid any Rule of the Exchange;

(v) A representation that the positions involved shall be established and liquidated in an orderly manner based upon the characteristics of the market for which the exemption is sought;

(vi) A representation that such Trading Privilege Holder has complied with any applicable federal requirements, including compliance with all applicable Commission regulations relating to bona fide hedging, risk management, arbitrage or spread transactions;

(vii) A schedule of the maximum number of Contracts, long and short, that such Trading Privilege Holder intends to enter into for bona fide hedging, risk management, arbitrage or spread transaction purposes;

(viii) An agreement that such Trading Privilege Holder will comply with any terms, conditions or limitations imposed by the Exchange with respect to the exemption;

(ix) An agreement by such Trading Privilege Holder to promptly submit a supplemental statement explaining any change in circumstances that may affect the nature of its positions;

(x) An agreement by such Trading Privilege Holder to promptly notify the Exchange of any material change to the information provided in any application; and

(xi) A representation that the Exchange may, at any time, rescind, limit or condition any exemption.

(e) In determining whether any Trading Privilege Holder has exceeded or seeks to exceed the position limits established by the Exchange, all positions in accounts for which such Trading Privilege Holder, by power of attorney or otherwise, directly or indirectly controls trading (as set forth in Commission Regulation 1.3(j) and Commission Regulation 150.5(g)), whether on a proprietary

basis or on behalf of Customers, shall be included. Position limits shall apply to positions held by two or more Trading Privilege Holders acting pursuant to an express or implied agreement or understanding in the same manner as if such positions were held by a single Person

(f) The application for a position limit exemption must be submitted to and approved by the Exchange before execution of any transaction for which the exemption is requested. In granting any position limit exemption, the Exchange may impose such limitations or conditions upon the grant of the exemption as it may deem necessary or appropriate. Factors to be taken into account by the Exchange in determining whether to limit or condition a position limit exemption may include, among others, the liquidity of the markets involved, sound commercial practices and the Trading Privilege Holder's financial condition and business circumstances. Any position limit exemption granted by the Exchange for a bona fide hedge transaction, risk management transaction or arbitrage or spread transaction shall remain in effect for the time period designated by the Exchange, unless the exemption is earlier rescinded by the Exchange. The time period for which a position limit exemption may be granted by the Exchange may be up to two years. The Exchange shall have the authority, at any time and in its sole discretion, to review and rescind, limit or condition any position limit exemption granted by it. A Trading Privilege Holder shall promptly submit to the Exchange upon request such supplemental information requested by the Exchange in connection with the review of a position limit exemption granted to the Trading Privilege Holder. A Trading Privilege Holder that has received a position limit exemption must annually file an updated position limit application not later than one year following the approval date of the most recent application. Failure to file an updated application will result in expiration of the exemption.

Amended June 6, 2005 (05-17); July 26, 2005 (05-20); October 11, 2007 (07-11); December 6, 2012 (12-29).

412A. Position Accountability

(a) The Exchange shall designate for each Contract whether it is subject to position limits or is subject to position accountability. This Rule 412A governs Contracts that are subject to position accountability.

(b) A Trading Privilege Holder that controls aggregate positions in a Contract in excess of the position accountability levels designated by the Exchange for that Contract shall be subject to the following provisions with respect to position accountability:

(i) The Trading Privilege Holder shall provide to the Exchange, prior to or within one business day of exceeding a position accountability level, and at any time upon request by the Exchange, such information as the Exchange may request pertaining to: the nature and size of the positions, the trading strategy employed with respect to the positions , the Trading Privilege Holder's intentions with respect to the positions, any hedging activities relating to the positions and any other information

relating to the positions or the Trading Privilege Holder's intentions with respect to the positions as the Exchange may request;

(ii) The Exchange may, in its sole discretion, require the Trading Privilege Holder (a) not to further increase any positions that are above the applicable position accountability levels, (b) to reduce any positions that are above the applicable position accountability levels, or (c) to comply with any prospective levels or limits prescribed by the Exchange which exceed the size of the positions controlled by the Trading Privilege Holder;

(iii) The Trading Privilege Holder shall hold all positions in excess of the applicable position accountability levels in an account or accounts designated in writing to the Exchange and shall not transfer or move the positions to another account absent advance written notice to and approval by the Exchange; and

(iv) Any positions in excess of the applicable position accountability levels shall be initiated and liquidated in an orderly manner.

(c) In determining whether any Trading Privilege Holder has exceeded the position accountability levels established by the Exchange, all positions in accounts for which such Trading Privilege Holder, by power of attorney or otherwise, directly or indirectly controls trading (as set forth in Commission Regulation §1.3(j) and Commission Regulation §150.5(g)), whether on a proprietary basis or on behalf of Customers, shall be included. Position accountability levels shall apply to positions held by two or more Trading Privilege Holders acting pursuant to an express or implied agreement or understanding in the same manner as if such positions were held by a single Person

(d) If a Trading Privilege Holder exceeds a position accountability level as a result of maintaining positions at more than one Clearing Member, the Trading Privilege Holder will be deemed to have waived the confidentiality of its positions and the identity of the Clearing Members at which the positions are maintained.

(e) To the extent that a Trading Privilege Holder does not comply with any written or verbal instruction issued by the Exchange with respect to position accountability levels, such non-compliance may constitute a violation of this Rule 412A.

Adopted October 11, 2007 (07-11). Amended December 6, 2012 (12-29).

412B. Reportable Positions

(a) Trading Privilege Holders shall report to the Exchange in a form and manner prescribed by the Exchange reportable positions and related information relating to Exchange Contracts that Trading Privilege Holders are required to report to the Commission pursuant to Commission regulations

(b) Any Person that is not a Trading Privilege Holder and that is required to report to the Commission pursuant to Commission regulations reportable positions and related information relating to Exchange Contracts shall report the foregoing reportable positions and related information to the Exchange in a form and manner prescribed by the Exchange.

Adopted December 1, 2011 (11-25). Amended March 18, 2013 (13-10).

413. Price Limits; Final Settlement Prices

(a) The rules governing a particular Contract shall contain any price limits that apply to trading in such Contract.

(b) In the case of any Contract that is a cash-settled security futures product (as such term is defined in Section 1a(32) of the CEA), the rules governing such Contract shall establish principles for the determination of final settlement prices that are consistent with Commission Regulation §41.25(b).

Amended July 26, 2005 (05-20).

Off-Exchange Transactions

414. Exchange of Contract for Related Position

(a) A bona *fide* Exchange of Contract for Related Position may be entered into with respect to any Contract designated by the Exchange and in accordance with the applicable trading increments set forth in the rules governing such Contract, at a price mutually agreed upon by the parties to such transaction. Each Exchange of Contract for Related Position must contain the following three essential elements:

(i) A transaction in a Contract that is listed on the Exchange and a transaction in a related position or an option on the related position (known as the "Related Position");

(ii) An exchange of Contract for the Related Position that involves an actual transfer of ownership, which must include (x) an ability to perform the Exchange of Contract for Related Position and (y) a transfer of title of the Contract and Related Position upon consummation of the exchange; and

(iii) Separate parties, such that the accounts involved on each side of the Exchange of Contract for Related Position have different beneficial ownership or are under separate control, provided that separate profit centers of a futures commission merchant operating under separate control are deemed to be separate parties for purposes of this Rule 414.

(b) For purposes of this Rule 414, the term "Related Position" shall include, but not be limited to, a security, an option, a Contract, any commodity as that term is defined by the CEA, or a group or basket of any of the foregoing. The

Related Position being exchanged need not be the same as the underlying of the Contract transaction being exchanged, but the Related Position must have a high degree of price correlation to the underlying of the Contract transaction so that the Contract transaction would serve as an appropriate hedge for the Related Position.

(c) In every Exchange of Contract for Related Position, one party must be the buyer of (or the holder of the long market exposure associated with) the Related Position and the seller of the corresponding Contract and the other party must be the seller of (or the holder of the short market exposure associated with) the Related Position and the buyer of the corresponding Contract. Further, the quantity of the Related Position traded in an Exchange of Contract for Related Position must correlate to the quantity represented by the Contract portion of the transaction.

(d) Exchange of Contract for Related Position transactions with respect to any Contract may occur during and outside of the Trading Hours set forth in the rules governing such Contract, unless otherwise specified in those rules. Each party to an Exchange of Contract for Related Position shall comply with all applicable Rules of the Exchange other than those which by their terms only apply to trading through the CBOE System.

(e) Each Exchange of Contract for Related Position shall be designated as such, and cleared through the Clearing Corporation as if it were a transaction executed through the CBOE System.

(f) Every Trading Privilege Holder handling, executing, clearing or carrying Exchange of Contract for Related Position transactions or positions shall identify and mark as such by appropriate symbol or designation all Exchange of Contract for Related Position transactions or positions and all orders, records and memoranda pertaining thereto.

(g) Each Trading Privilege Holder involved in any Exchange of Contract for Related Position shall either maintain records evidencing compliance with the criteria set forth in this Rule 414 or be able to obtain such records from its Customer involved in the Exchange of Contract for Related Position. Such records shall include, without limitation, documentation relating to the Related Position portion of the Exchange of Contract for Related Position transaction, including those documents customarily generated in accordance with Related Position market practices which demonstrate the existence and nature of the Related Position portion of the transaction. Upon request by the Exchange and within the time frame designated by the Exchange, any such Trading Privilege Holder shall produce satisfactory evidence that an Exchange of Contract for Related Position transaction meets the requirements set forth in this Rule 414.

(h) Each Trading Privilege Holder executing an Exchange of Contract for Related Position transaction must have at least one designated Person that is either a Trading Privilege Holder or a Related Party of a Trading Privilege Holder and is pre-authorized by a Clearing Member to report Exchange of Contract for Related Position transactions on behalf of the Trading Privilege Holder ("Authorized

Reporter"). When an entity designated as an Authorized Reporter reports an Exchange of Contract for Related Position transaction, the report must be made by one Related Party of that entity respecting that specific transaction. Only an Authorized Reporter of a Trading Privilege Holder will be allowed to report an Exchange of Contract for Related Position transaction on behalf of that Trading Privilege Holder. A Clearing Member that authorizes an Authorized Reporter to report Exchange of Contract for Related Position transactions on behalf of a Trading Privilege Holder accepts responsibility for all such transactions reported to the Exchange by that Authorized Reporter on behalf of the Trading Privilege Holder. Any designation of an Authorized Reporter or revocation of a previous designation of an Authorized Reporter, including any termination of the guarantee provided for in the preceding sentence, must be made in a form and manner prescribed by the Exchange and shall become effective as soon as the Exchange is able to process the designation or revocation.

(i) Each party to an Exchange of Contract for Related Position transaction is obligated to have an Authorized Reporter call or email the Help Desk after the transaction is agreed upon to notify the Exchange of the terms of the transaction. For this purpose, agreement to the transaction includes, without limitation, agreement to the actual price or premium of the Contract leg of the transaction (except in the case of a TAS Exchange of Contract for Related Position transaction that is permitted by the rules governing the relevant Contract, in which case agreement to the transaction includes, without limitation, agreement upon whether the price or premium of the Contract leg of the transaction will be the daily settlement price or an agreed upon differential above or below the daily settlement price). Unless otherwise specified in the rules governing the relevant Contract,

(i) if the transaction is agreed upon between the time that Trading Hours commence in the relevant Contract and 3:15 p.m. Chicago time, this notification to the Help Desk shall be made without delay and by no later than ten minutes after the transaction is agreed upon (in which event the Help Desk will report the transaction and provide a written transaction summary on that day pursuant to paragraph (k) below);

(ii) if the transaction is agreed upon between 3:15 p.m. Chicago time and 3:25 p.m. Chicago time, this notification to the Help Desk shall be made either

(A) on the day the transaction is agreed upon by no later than 3:25 p.m. Chicago time (in which event the Help Desk will report the transaction and provide a written transaction summary on that day pursuant to paragraph (k) below) or

(B) on the following Business Day by no later than ten minutes from the time that Trading Hours commence in the relevant Contract (in which event the Help Desk will report the

transaction and provide a written transaction summary on that Business Day pursuant to paragraph (k) below); and

(iii) if the transaction is agreed upon after 3:25 p.m. Chicago time and prior to the time that Trading Hours commence in the relevant Contract on the following Business Day, this notification to the Help Desk shall be made on that following Business Day by no later than ten minutes from the time that Trading Hours commence in the relevant Contract (in which event the Help Desk will report the transaction and provide a written transaction summary on that Business Day pursuant to paragraph (k) below).

(j) The notification to the Help Desk of an Exchange of Contract for Related Position transaction shall include (i) the identity, contract month, price or premium, quantity, and time of execution of the relevant Contract leg (i.e., the time the parties agreed to the Exchange of Contract for Related Position transaction), (ii) the counterparty Clearing Member, (iii) the identity, quantity and price of the Related Position, and (iv) any other information required by the Exchange. After the notification of an Exchange of Contract for Related Position transaction has been provided to the Help Desk, the Exchange of Contract for Related Position transaction may not be changed and the Exchange of Contract for Related Position transaction may not be cancelled (provided, however, that corrections to any inaccuracies in the transaction summary of the Exchange of Contract for Related Position transaction provided by the Help Desk may be made as provided in paragraph (k) below).

(k) The Help Desk will report the Contract leg of the transaction to the CBOE System and provide a written transaction summary to the Authorized Reporters that reported the transaction to the Help Desk on behalf of each party to the transaction. The transaction summary will include the transaction information reported to the Help Desk by the Authorized Reporters and any other relevant information included by the Help Desk. The Authorized Reporters and the parties to the transaction shall have thirty minutes from the time the Help Desk transmits the transaction summary to Authorized Reporters to notify the Help Desk of any inaccuracies in the content of the transaction summary and of the corrections to any inaccurate information. It is the responsibility of the buying and selling parties to effect any subsequent allocations or necessary updates to non-critical matching fields utilizing a post-trade processing system designated by the Exchange.

(l) The Help Desk may review an Exchange of Contract for Related Position transaction for compliance with the requirements of this Rule and may determine not to permit the Exchange of Contract for Related Position transaction to be consummated, or may bust an Exchange of Contract for Related Position transaction for which the Contract leg has been posted or for which the Help Desk has transmitted a transaction summary, if the Help Desk determines that the Exchange of Contract for Related Position transaction does not conform with those requirements.

(m) The posting of the Contract leg of an Exchange of Contract for Related Position transaction by the Help Desk or the transmission by the Help Desk of a transaction summary for the transaction does not constitute a determination by the Exchange that the Exchange of Contract for Related Position transaction was effected in conformity with the requirements of this Rule. An Exchange of Contract for Related Position transaction for which the Contract leg is posted by the Help Desk or for which the Help Desk has transmitted a transaction summary that does not conform to the requirements of this Rule shall be processed and given effect if it is not busted, but will be subject to appropriate disciplinary action in accordance with the Rules of the Exchange.

(n) Any Exchange of Contract for Related Position transaction in violation of the requirements of this Rule shall constitute conduct which is inconsistent with just and equitable principles of trade; provided, however, if the Exchange imposes a minor rule violation fine pursuant to Rule 714 for violation of this Rule, that minor rule violation shall not be considered to constitute conduct which is inconsistent with just and equitable principles of trade.

Amended November 4, 2004 (04-20); January 21, 2005 (05-02); March 11, 2005 (05-09); March 28, 2005 (05-11); September 26, 2006 (06-13); February 23, 2009 (09-03); September 28, 2010 (10-10); April 6, 2011 (11-09); November 4, 2011 (11-23); July 18, 2012 (12-14); October 17, 2012 (12-26); March 26, 2013 (13-12); March 27, 2013 (13-13); May 3, 2013 (13-16).

415. Block Trading

(a) If and to the extent permitted by the rules governing the applicable Contract, Trading Privilege Holders may enter into transactions outside the CBOE System, at prices mutually agreed, provided all of the following conditions are satisfied (such transactions, "Block Trades"):

(i) Each buy or sell order underlying a Block Trade must (A) state explicitly that it is to be, or may be, executed by means of a Block Trade and (B) be for at least such minimum number of Contracts as will from time to time be specified by the Exchange; *provided* that only (x) a commodity trading advisor registered under the CEA, (y) an investment adviser registered as such with the Securities and Exchange Commission that is exempt from regulation under the CEA and Commission Regulations thereunder and (z) any Person authorized to perform functions similar or equivalent to those of a commodity trading advisor in any jurisdiction outside the United States of America, in each case with total assets under management exceeding US$25 million, may satisfy this requirement by aggregating orders for different accounts that are under management or control by such commodity trading advisor, investment adviser, or other Person. Other than as provided in the foregoing sentence, orders for different accounts may not be aggregated to satisfy Block Trade size requirements. For purposes of this Rule, if the Block Trade is executed as a spread order (as defined in Rule 404(g)) or as a strip (*i.e.*, a transaction with legs in multiple contract months that are exclusively for the purchase or exclusively for the sale of a Contract), the total quantity of the transaction and the quantity of each leg of the transaction must meet

any designated minimum sizes applicable to those types of transactions that are set forth in the rules governing the relevant Contract.

(ii) Each party to a Block Trade must qualify as an "eligible contract participant" (as such term is defined in Section 1a(12) of the CEA); *provided* that, if the Block Trade is entered into on behalf of Customers by (A) a commodity trading advisor registered under the Act, (B) an investment adviser registered as such with the Securities and Exchange Commission that is exempt from regulation under the Act and Commission Regulations thereunder or (C) any Person authorized to perform functions similar or equivalent to those of a commodity trading advisor in any jurisdiction outside the United States of America, in each case with total assets under management exceeding US$25 million, then only such commodity trading advisor or investment adviser, as the case may be, but not the individual Customers, need to so qualify.

(b) The price at which a Block Trade is executed must be "fair and reasonable" in light of (i) the size of the Block Trade; (ii) the prices and sizes, at the relevant time, of orders in the order book for the same Contract, the same contract on other markets and similar or related contracts on the Exchange and other markets, including without limitation the underlying cash and futures markets; (iii) the prices and sizes, at the relevant time, of transactions in the same Contract, the same contract on other markets and similar or related contracts on the Exchange and other markets, including without limitation the underlying cash and futures markets; (iv) the circumstances of the parties to the Block Trade; and (v) whether the Block Trade is executed as a spread order or as a strip.

The following guidelines shall apply in determining whether the execution price of a Block Trade that is not executed as a spread order or as a strip is "fair and reasonable." These guidelines are general and may not be applicable in each instance. Whether the execution price of a Block Trade is "fair and reasonable" depends upon the particular facts and circumstances.

In the event the quantity present in the order book is greater or equal to the quantity needed to fill an order of the size of the Block Trade, it would generally be expected that the Block Trade price would be better than the price present in the order book. In the event the quantity present in the order book is less than the quantity needed to fill an order of the size of the Block Trade, it would generally be expected that the Block Trade price would be relatively close to the price present in the order book and that the amount of the differential between the two prices would be smaller to the extent that the differential between the quantity present in the order book and the Block Trade quantity is smaller.

(c) Block Trades with respect to any Contract may occur during and outside of the Trading Hours set forth in the rules governing such Contract, unless otherwise specified in those rules. Each party to a Block Trade shall comply with all applicable Rules of the Exchange other than those which by their terms only apply to trading through the CBOE System.

(d) Each Block Trade shall be designated as such, and cleared through the Clearing Corporation as if it were a transaction executed through the CBOE System. The Exchange will publicize information identifying the trade as a Block Trade and identifying the relevant Contract, contract month, price or premium, quantity for each Block Trade and, if applicable, the underlying commodity, whether the transaction involved a put or a call and the strike price immediately after such information has been reported to the Exchange.

(e) Each Trading Privilege Holder that is party to a Block Trade shall record the following details on its order ticket: the Contract (including the delivery or expiry month) to which such Block Trade relates; the number of Contracts traded; the price of execution or premium; the time of execution (i.e., the time the parties agreed to the Block Trade); the identity of the counterparty; that the transaction is a Block Trade; and, if applicable, details regarding the Customer for which the Block Trade was executed, the underlying commodity, whether the transaction involved a put or a call and the strike price. Every Trading Privilege Holder handling, executing, clearing or carrying Block Trades or positions shall identify and mark as such by appropriate symbol or designation all Block Trades or positions and all orders, records and memoranda pertaining thereto. Upon request by the Exchange and within the time frame designated by the Exchange, such Trading Privilege Holder shall produce satisfactory evidence, including the order ticket referred to in the preceding sentence, that the Block Trade meets the requirements set forth in this Rule 415.

(f) Each Trading Privilege Holder executing a side of a Block Trade must have at least one designated Person that is either a Trading Privilege Holder or a Related Party of a Trading Privilege Holder and is pre-authorized by a Clearing Member to report Block Trades on behalf of the Trading Privilege Holder ("Authorized Reporter"). If an entity designated as an Authorized Reporter reports a Block Trade, the report must be made by a Related Party of that entity. Only an Authorized Reporter of a Trading Privilege Holder will be allowed to report a Block Trade on behalf of that Trading Privilege Holder. A Clearing Member that authorizes an Authorized Reporter to report Block Trades on behalf of a Trading Privilege Holder accepts responsibility for all such transactions reported to the Exchange by that Authorized Reporter on behalf of the Trading Privilege Holder. Any designation of an Authorized Reporter or revocation of a previous designation of an Authorized Reporter, including any termination of the guarantee provided for in the preceding sentence, must be made in a form and manner prescribed by the Exchange and shall become effective as soon as the Exchange is able to process the designation or revocation.

(g) Each party to a Block Trade is obligated to have an Authorized Reporter call or email the Help Desk after the transaction is agreed upon to notify the Exchange of the terms of the transaction. For this purpose, agreement to the transaction includes, without limitation, agreement to the actual price or premium of the Block Trade (except in the case of a TAS Block Trade that is permitted by the rules governing the relevant Contract, in which case agreement to the transaction includes, without limitation, agreement upon whether the price or

premium of the Block Trade will be the daily settlement price or an agreed upon differential above or below the daily settlement price). Unless otherwise specified in the rules governing the relevant Contract,

(i) if the transaction is agreed upon between the time that Trading Hours commence in the relevant Contract and 3:15 p.m. Chicago time, this notification to the Help Desk shall be made without delay and by no later than ten minutes after the transaction is agreed upon (in which event the Help Desk will report the transaction and provide a written transaction summary on that day pursuant to paragraph (i) below);

(ii) if the transaction is agreed upon between 3:15 p.m. Chicago time and 3:25 p.m. Chicago time, this notification to the Help Desk shall be made either

(A) on the day the transaction is agreed upon by no later than 3:25 p.m. Chicago time (in which event the Help Desk will report the transaction and provide a written transaction summary on that day pursuant to paragraph (i) below) or

(B) on the following Business Day by no later than ten minutes from the time that Trading Hours commence in the relevant Contract (in which event the Help Desk will report the transaction and provide a written transaction summary on that Business Day pursuant to paragraph (i) below); and

(iii) if the transaction is agreed upon after 3:25 p.m. Chicago time and prior to the time that Trading Hours commence in the relevant Contract on the following Business Day, this notification to the Help Desk shall be made on that following Business Day by no later than ten minutes from the time that Trading Hours commence in the relevant Contract (in which event the Help Desk will report the transaction and provide a written transaction summary on that Business Day pursuant to paragraph (i) below).

(h) The notification to the Help Desk with respect to a Block Trade shall include the relevant Contract, contract month, price or premium, quantity, time of execution (i.e., the time the parties agreed to the Block Trade), counterparty Clearing Member and, if applicable, the underlying commodity, whether the transaction involved a put or a call and the strike price, and any other information that is required by the Exchange. After the notification of a Block Trade has been provided to the Help Desk, the terms of the Block Trade may not be changed and the Block Trade may not be cancelled (provided, however, that corrections to any inaccuracies in the transaction summary of the Block Trade provided by the Help Desk may be made as provided in paragraph (i) below).

(i) The Help Desk will report both sides of the Block Trade to the CBOE System and provide a written transaction summary to the Authorized Reporters that reported the Block Trade to the Help Desk on behalf of each party to the

Block Trade. The transaction summary will include the trade information reported to the Help Desk by the Authorized Reporters and any other relevant information included by the Help Desk. The Authorized Reporters and the parties to the Block Trade shall have thirty minutes from the time the Help Desk transmits the transaction summary to Authorized Reporters to notify the Help Desk of any inaccuracies in the content of the transaction summary and of the corrections to any inaccurate information. It is the responsibility of the buying and selling Trading Privilege Holders to effect any subsequent allocations or necessary updates to non-critical matching fields utilizing a post-trade processing system designated by the Exchange.

(j) A Trading Privilege Holder may execute an Order placed for a non-discretionary Customer account by means of a Block Trade only if the Customer has previously consented thereto. This consent may be obtained on either a trade-by-trade basis or for all such Orders.

(k) The Help Desk may review a Block Trade for compliance with the requirements of this Rule and may determine not to permit the Block Trade to be consummated, or may bust a Block Trade that has been posted or for which the Help Desk has transmitted a transaction summary, if the Help Desk determines that the Block Trade does not conform with those requirements.

(l) The posting of a Block Trade by the Help Desk or the transmission by the Help Desk of a transaction summary for a Block Trade does not constitute a determination by the Exchange that the Block Trade was effected in conformity with the requirements of this Rule. A Block Trade that is posted by the Help Desk or for which the Help Desk has transmitted a transaction summary that does not conform to the requirements of this Rule shall be processed and given effect if it is not busted but will be subject to appropriate disciplinary action in accordance with the Rules of the Exchange.

(m) Any Block Trade in violation of the requirements of this Rule shall constitute conduct which is inconsistent with just and equitable principles of trade; provided, however, if the Exchange imposes a minor rule violation fine pursuant to Rule 714 for violation of this Rule, that minor rule violation shall not be considered to constitute conduct which is inconsistent with just and equitable principles of trade.

Amended February 17, 2004 (04-01); March 26, 2004 (04-08); May 13, 2004 (04-12); March 28, 2005 (05-11); July 26, 2005 (05-20); July 31, 2007 (07-08); June 3, 2009 (09-13); March 17, 2010 (10-03); September 28, 2010 (10-10); April 6, 2011 (11-09); November 4, 2011 (11-23); July 18, 2012 (12-14); October 17, 2012 (12-26); March 26, 2013 (13-12); May 3, 2013 (13-16).

Special Circumstances

416. Error Trades

Any error trades shall be resolved in accordance with the policies and procedures from time to time adopted by the Exchange.

417. Regulatory Halts

(a) Trading in a Single Stock Future shall be halted at all times that a "regulatory halt" (as defined in Commission Regulation § 41.1(l)) has been instituted for the security underlying such Single Stock Future.

(b) Trading in a Narrow-Based Stock Index Future shall be halted at all times that a "regulatory halt" (as defined in Commission Regulation § 41.1(l)) has been instituted for one or more of the securities that constitute 50% or more of the market capitalization of the "narrow-based security index" (as such term is defined in Section 1a(25) of the CEA) underlying such Narrow-Based Stock Index Future.

(c) Trading in any Single Stock Futures contract (including any futures contract on an exchange-traded product) shall be halted whenever trading in the underlying security has been paused by the primary listing market. Trading in such Single Stock Futures contracts may be resumed when the interests of a fair and orderly market are best served by a resumption of trading, which in no circumstances will be before the Exchange has received notification that the underlying security has resumed trading on at least one national securities exchange.

(d) For purposes of this Rule 417, a regulatory halt, as defined in Commission Regulation §41.1(l) shall be effective as of the time the "halt" is instituted by the national securities exchange or national securities association. Accordingly, trades in a Single Stock Future or in a Narrow-Based Stock Index Future made after the time the underlying halt is instituted and before trading has been resumed in the affected Security Future Contract will be subject to cancellation or "bust" by the Exchange.

Adopted July 26, 2005 (05-20). Amended March 22, 2011 (11-05).

417A. Market-Wide Trading Halts Due to Extraordinary Market Volatility

(a) The Exchange will halt trading in all Contracts and shall not reopen for the time periods specified in this Rule if there is a Level 1, 2 or 3 Market Decline.

(b) For purposes of this Rule:

(i) A "Market Decline" means a decline in price of the S&P 500 Index between 8:30 a.m. and 3:00 p.m. (all times are CT) on a trading day as compared to the closing price of the S&P 500 Index for the immediately preceding trading day. The Level 1, Level 2 and Level 3 Market Declines that will be applicable for the trading day will be the levels publicly disseminated by securities information processors.

(ii) A "Level 1 Market Decline" means a Market Decline of 7%.

(iii) A "Level 2 Market Decline" means a Market Decline of 13%.

(iv) A "Level 3 Market Decline" means a Market Decline of 20%.

(c) Halts in Trading:

(i) If a Level 1 or Level 2 Market Decline occurs after 8:30 a.m. and up to and including 2:25 p.m. or, in the case of an early scheduled close, 11:25 a.m., the Exchange shall halt trading in all Contracts for 15 minutes after a Level 1 or Level 2 Market Decline. The Exchange shall halt trading based on a Level 1 or Level 2 Market Decline only once per trading day. The Exchange will not halt trading if a Level 1 or Level 2 Market Decline occurs after 2:25 p.m. or, in the case of an early scheduled close, 11:25 a.m.

(ii) If a Level 3 Market Decline occurs at any time during the trading day, the Exchange shall halt trading in all Contracts until the next trading day.

(d) If a circuit breaker is initiated in all Contracts due to a Level 1 or Level 2 Market Decline, the Exchange may resume trading in each Contract anytime after the 15-minute halt period.

(e) This Rule shall become effective onon the date that corresponding market-wide trading halt provisions become effective on national securities exchanges.

(f) Nothing in this Rule shall be construed to limit the ability of the Exchange to halt or suspend trading in any Contract pursuant to any other Exchange rule or policy.

Adopted October 17, 2012 (12-26). Amended February 4, 2013 (13-04).

418. Emergencies

(a) General. If the President, or any individual designated by the President, determines on behalf of the Board that an Emergency exists, the President or such designee, as the case may be, may take or place into immediate effect a temporary Emergency action or rule. Any such action or rule may provide for, or may authorize the Exchange, the Board or any committee thereof to undertake actions necessary or appropriate to respond to the Emergency, including such actions as:

(i) limiting trading to liquidation only, in whole or in part;

(ii) extending or shortening, as applicable, the Expiration Date or Expiration Month of any Contract;

(iii) extending the time of delivery, changing delivery points or the means of delivery provided in the rules governing any Contract;

(iv) imposing or modifying position or price limits or intraday market restrictions with respect to any Contract;

(v) ordering the liquidation of Contracts, the fixing of a settlement price or any reduction in positions;

(vi) ordering the transfer of Contracts, and the money, securities, and property securing such Contracts, held on behalf of Customers by any Trading Privilege Holder to one or more other Trading Privilege Holders willing to assume such Contracts or obligated to do so;

(vii) extending, limiting or changing hours of trading;

(viii) declaring a fast market in a Contract;

(ix) temporarily increasing the Threshold Width, pre-trade order size limit or price reasonability ranges for a Contract;

(x) suspending, curtailing, halting or delaying the opening of trading in any or all Contracts, or modifying circuit breakers;

(xi) requiring Clearing Members, Trading Privilege Holders or Customers to meet special margin requirements;

(xii) altering any settlement terms or conditions of a Contract;

(xiii) modifying or suspending any provision of the Rules of the Exchange or the Rules of the Clearing Corporation or;

(xiv) providing for the carrying out of such actions through the Exchange's agreements with a third-party provider of clearing or regulatory services.

The Exchange has the authority to independently respond to emergencies in an effective and timely manner consistent with the nature of the emergency, as long as all such actions taken by the Exchange are made in good faith to protect the integrity of the markets. Additionally, the Exchange has the authority to respond to emergencies in consultation and cooperation with the Commission and is also authorized to take such market actions as may be directed by the Commission. In situations where a Contract is fungible with a Contract on another platform, emergency action to liquidate or transfer open interest must be as directed, or agreed to, by the Commission or the Commission's staff.

(b) Physical Emergency. If the President, or any individual designated by the President, determines on behalf of the Board that the physical functions of the Exchange are, or are threatened to be, severely and adversely affected by a Physical Emergency (such as a fire or other casualty, bomb threats, terrorist acts, substantial inclement weather, power failures, communications breakdowns, computer system breakdowns, screen-based trading system breakdowns or

transportation breakdowns), such Person may take any action that he or she may deem necessary or appropriate to respond to such Physical Emergency, including such actions as:

(i) closing the Exchange;

(ii) delaying the opening of trading in one or more Contracts; or

(iii) suspending, curtailing or halting trading in or extending or shortening trading hours for one or more Contracts.

(c) In the event that any Emergency or Physical Emergency action has been taken pursuant to paragraph (a) or (b) above, any Person who is authorized to take such action may order t he removal of any restriction previously imposed based upon a determination by such Person that the Emergency or Physical Emergency that gave rise to such restriction no longer exists or has sufficiently abated to permit the functions of the Exchange to continue in an orderly manner. Any Emergency or Physical Emergency action placed into effect in accordance with paragraph (a) or (b) above may be reviewed by the Board at any time and may be revoked, suspended or modified by the Board. Any rule placed into effect in accordance with paragraph (a) above may remain in effect for up to 30 Business Days, after which time it must be approved by the Board to remain in effect. Any such rule shall be reviewed by the Board as soon as practicable under the circumstances, and may be revoked, suspended or modified by the Board.

(d) Notification and Recording. The Exchange will notify the Commission of: (i) any rule placed into effect pursuant to paragraph (a) above as soon as practicable after the decision is made to implement the rule and (ii) any action taken in response to an Emergency or Physical Emergency pursuant to paragraphs (a) or (b) above (other than the declaration of a fast market in a Contract) as soon as practicable after the action is taken. The Exchange will submit to the Commission any rule placed into effect pursuant to paragraph (a) above, and information on all regulatory actions carried out by the Exchange pursuant to this Rule 418, in accordance with Commission Regulation § 40.6. The decision-making process with respect to, and the reasons for, any action taken pursuant to this Rule 418 will be recorded in writing.

(e) Conflicts of Interest. The conflict of interest provisions set forth in Rule 214(b) and the related documentation requirements set forth in Rule 214(c) shall apply, with any such modifications or adaptations as may be necessary or appropriate under the circumstances, to the taking of any action under this Rule 418 by the President, or his or her designee.

Amended May 13, 2004 (04-14); May 15, 2008 (08-05); June 18, 2008 (08-06); October 9, 2008 (08-07); January 12, 2009 (09-01); October 17, 2012 (12-26).

Limitation of Liability

419. Limitation of Liability; Legal Proceedings

EXCEPT AS OTHERWISE PROVIDED, AND EXCEPT IN INSTANCES WHERE THERE HAS BEEN A FINDING OF FRAUD OR WANTON OR WILLFUL MISCONDUCT, IN WHICH CASE THE PARTY FOUND TO HAVE ENGAGED IN SUCH CONDUCT CANNOT AVAIL ITSELF OF THE PROTECTIONS IN THIS RULE 419, NEITHER THE EXCHANGE (INCLUDING ITS AFFILIATES) NOR ANY OF ITS DIRECTORS, COMMITTEE MEMBERS, OFFICERS, EMPLOYEES, AGENTS OR CONTRACTORS SHALL BE LIABLE TO ANY OTHER PERSON, INCLUDING ANY TRADING PRIVILEGE HOLDER, AUTHORIZED TRADER OR CUSTOMER, FOR ANY LOSSES, DAMAGES, COSTS, EXPENSES OR CLAIMS (INCLUDING LOSS OF PROFITS, LOSS OF USE, DIRECT, INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES) (COLLECTIVELY, "LOSSES"), ARISING FROM (A) ANY FAILURE OR MALFUNCTION OF, INCLUDING ANY INABILITY TO ENTER OR CANCEL ORDERS INTO, THE CBOE SYSTEM OR ANY EXCHANGE SERVICES OR FACILITIES USED TO SUPPORT THE CBOE SYSTEM, (B) ANY FAULT IN DELIVERY, DELAY, OMISSION, SUSPENSION, INACCURACY OR TERMINATION, OR ANY OTHER CAUSE, IN CONNECTION WITH THE FURNISHING, PERFORMANCE, MAINTENANCE, USE OF OR INABILITY TO USE ALL OR ANY PART OF THE CBOE SYSTEM OR ANY EXCHANGE SERVICES OR FACILITIES USED TO SUPPORT THE CBOE SYSTEM OR (C) ANY ACTION TAKEN OR OMITTED TO BE TAKEN IN RESPECT TO THE BUSINESS OF THE EXCHANGE, EXCEPT, IN EACH CASE, TO THE EXTENT THAT SUCH LOSSES ARE ATTRIBUTABLE TO THE WILLFUL MISCONDUCT, GROSS NEGLIGENCE OR CRIMINAL ACTS OF THE EXCHANGE (INCLUDING ITS AFFILIATES) OR ITS DIRECTORS, COMMITTEE MEMBERS, OFFICERS, EMPLOYEES, AGENTS OR CONTRACTORS ACTING WITHIN THE SCOPE OF THEIR RESPECTIVE AUTHORITY. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, AND SUBJECT TO THE SAME EXCEPTION, THE EXCHANGE SHALL HAVE NO LIABILITY TO ANY PERSON FOR ANY LOSSES THAT RESULT FROM ANY ERROR, OMISSION OR DELAY IN CALCULATING OR DISSEMINATING ANY CURRENT OR CLOSING VALUE OR ANY REPORTS OF TRANSACTIONS IN OR QUOTATIONS FOR CONTRACTS, INCLUDING UNDERLYING SECURITIES. THE FOREGOING SHALL APPLY REGARDLESS OF WHETHER A CLAIM ARISES IN CONTRACT, TORT, NEGLIGENCE, STRICT LIABILITY OR OTHERWISE.

THERE ARE NO EXPRESS OR IMPLIED WARRANTIES OR REPRESENTATIONS PROVIDED BY THE EXCHANGE (INCLUDING ITS AFFILIATES) RELATING TO THE CBOE SYSTEM OR ANY EXCHANGE SERVICES OR FACILITIES USED TO SUPPORT THE CBOE SYSTEM, INCLUDING WARRANTIES OF MERCHANTABILITY AND WARRANTIES OF FITNESS FOR A PARTICULAR PURPOSE OR USE. THE SERVICES OF THE EXCHANGE ARE BEING PROVIDED ON AN "AS IS" BASIS AT EACH TRADING PRIVILEGE HOLDER'S SOLE RISK. NEITHER THE EXCHANGE (INCLUDING

ITS AFFILIATES) NOR ITS DIRECTORS, COMMITTEE MEMBERS, OFFICERS, EMPLOYEES, AGENTS OR CONTRACTORS MAKE ANY WARRANTY WITH RESPECT TO, AND NO SUCH PARTY SHALL HAVE ANY LIABILITY TO ANY TRADING PRIVILEGE HOLDER FOR, THE ACCURACY, TIMELINESS, COMPLETENESS, RELIABILITY, PERFORMANCE OR CONTINUED AVAILABILITY OF THE CBOE SYSTEM OR THE EXCHANGE, FOR DELAYS, OMISSIONS OR INTERRUPTIONS THEREIN OR THE CREDITWORTHINESS OF ANY OTHER TRADING PRIVILEGE HOLDER. THE EXCHANGE (INCLUDING ITS AFFILIATES) SHALL HAVE NO DUTY OR OBLIGATION TO VERIFY ANY INFORMATION DISPLAYED ON THE CBOE SYSTEM OR OTHERWISE. EACH TRADING PRIVILEGE HOLDER ACKNOWLEDGES AND AGREES THAT THE EXCHANGE (INCLUDING ITS AFFILIATES) DOES NOT AND SHALL NOT SERVE AS THE PRIMARY BASIS FOR ANY DECISIONS MADE BY ANY TRADING PRIVILEGE HOLDER AND THAT THE EXCHANGE (INCLUDING ITS AFFILIATES) IS NOT AN ADVISOR OR FIDUCIARY OF ANY TRADING PRIVILEGE HOLDER.

ANY DISPUTE ARISING OUT OF THE USE OF THE CBOE SYSTEM OR EXCHANGE SERVICES OR FACILITIES USED TO SUPPORT THE CBOE SYSTEM IN WHICH THE EXCHANGE (INCLUDING ITS AFFILIATES) OR ANY OF ITS DIRECTORS, COMMITTEE MEMBERS, OFFICERS, EMPLOYEES, AGENTS OR CONTRACTORS IS A PARTY SHALL BE SUBJECT TO THE LAWS OF THE STATE OF ILLINOIS. ANY ACTIONS, SUITS OR PROCEEDINGS AGAINST ANY OF THE ABOVE MUST BE BROUGHT, WITHIN TWO YEARS FROM THE TIME THEY FIRST ARISE, IN A FEDERAL COURT LOCATED IN COOK COUNTY, ILLINOIS, OR IF THE REQUIREMENTS FOR FEDERAL SUBJECT MATTER JURISDICTION ARE NOT MET, IN A STATE COURT LOCATED IN COOK COUNTY, ILLINOIS. THIS PROVISION SHALL IN NO WAY CREATE A CAUSE OF ACTION AND SHALL NOT AUTHORIZE AN ACTION THAT WOULD OTHERWISE BE PROHIBITED BY THE RULES OF THE EXCHANGE.

NO TRADING PRIVILEGE HOLDER OR PERSON ASSOCIATED WITH A TRADING PRIVILEGE HOLDER SHALL INSTITUTE A LAWSUIT OR OTHER LEGAL PROCEEDING AGAINST THE EXCHANGE OR ANY DIRECTOR, COMMITTEE MEMBER, OFFICER, EMPLOYEE, AGENT OR CONTRACTOR OF THE EXCHANGE (INCLUDING ITS AFFILIATES), FOR ACTIONS TAKEN OR OMITTED TO BE TAKEN IN CONNECTION WITH THE OFFICIAL BUSINESS OF THE EXCHANGE (INCLUDING ITS AFFILIATES). THIS PROVISION SHALL NOT APPLY TO APPEALS OF DISCIPLINARY ACTIONS OR OTHER ACTIONS BY THE EXCHANGE AS PROVIDED FOR IN THESE RULES.

ANY TRADING PRIVILEGE HOLDER OR PERSON ASSOCIATED WITH A TRADING PRIVILEGE HOLDER WHO FAILS TO PREVAIL IN A LAWSUIT OR OTHER LEGAL PROCEEDING INSTITUTED BY SUCH PERSON AGAINST THE EXCHANGE (INCLUDING ITS AFFILIATES) OR ANY OF ITS DIRECTORS, COMMITTEE MEMBERS, OFFICERS, EMPLOYEES, AGENTS OR CONTRACTORS, AND RELATED TO THE BUSINESS OF THE EXCHANGE,

SHALL PAY TO THE EXCHANGE ALL REASONABLE EXPENSES, INCLUDING ATTORNEYS' FEES, INCURRED BY THE EXCHANGE IN THE DEFENSE OF SUCH PROCEEDING TO THE EXTENT THAT SUCH EXPENSES EXCEED FIFTY THOUSAND DOLLARS ($50,000.00). THIS PROVISION SHALL NOT APPLY TO DISCIPLINARY ACTIONS BY THE EXCHANGE, ADMINISTRATIVE APPEALS OF EXCHANGE ACTIONS OR IN ANY SPECIFIC INSTANCE WHERE THE BOARD HAS GRANTED A WAIVER OF THIS PROVISION.

NO INDEX LICENSOR WITH RESPECT TO ANY INDEX UNDERLYING A CONTRACT TRADED ON THE EXCHANGE AND NO AFFILIATE OF SUCH INDEX LICENSOR MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO THE RESULTS TO BE OBTAINED BY ANY PERSON FROM THE USE OF SUCH INDEX, ANY OPENING, INTRA-DAY OR CLOSING VALUE THEREFOR, OR ANY DATA INCLUDED THEREIN OR RELATING THERETO, IN CONNECTION WITH THE TRADING OF ANY CONTRACT BASED THEREON OR FOR ANY OTHER PURPOSE. THE INDEX LICENSOR AND ITS AFFILIATES SHALL OBTAIN INFORMATION FOR INCLUSION IN, OR FOR USE IN THE CALCULATION OF, SUCH INDEX FROM SOURCES THEY BELIEVE TO BE RELIABLE, BUT THE INDEX LICENSOR AND ITS AFFILIATES DO NOT GUARANTEE THE ACCURACY OR COMPLETENESS OF SUCH INDEX, ANY OPENING, INTRA-DAY OR CLOSING VALUE THEREFOR, OR ANY DATE INCLUDED THEREIN OR RELATED THERETO. THE INDEX LICENSOR AND ITS AFFILIATES HEREBY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO SUCH INDEX, ANY OPENING, INTRA-DAY, OR CLOSING VALUE THEREFOR, ANY DATA INCLUDED THEREIN OR RELATING THERETO, OR ANY CONTRACT BASED THEREON. THE INDEX LICENSOR AND ITS AFFILIATES SHALL HAVE NO LIABILITY FOR ANY DAMAGES, CLAIMS, LOSSES (INCLUDING ANY INDIRECT OR CONSEQUENTIAL LOSSES), EXPENSES, OR DELAYS, WHETHER DIRECT OR INDIRECT, FORESEEN OR UNFORESEEN, SUFFERED BY ANY PERSON ARISING OUT OF ANY CIRCUMSTANCE OR OCCURRENCE RELATING TO THE PERSON'S USE OF SUCH INDEX, ANY OPENING, INTRA-DAY OR CLOSING VALUE THEREFOR, ANY DATA INCLUDED THEREIN OR RELATING THERETO, OR ANY CONTRACT BASED THEREON, OR ARISING OUT OF ANY ERRORS OR DELAYS IN CALCULATING OR DISSEMINATING SUCH INDEX. FOR PURPOSES OF THIS RULE 419, THE TERM "INDEX LICENSOR" INCLUDES ANY PERSON THAT GRANTS THE EXCHANGE A LICENSE TO USE AN INDEX IN CONNECTION WITH THE TRADING ON THE EXCHANGE OF A CONTRACT BASED ON THE INDEX AND ANY PERSON DESIGNATED BY THE EXCHANGE AS THE SOURCE FOR CALCULATING AND/OR REPORTING THE LEVEL OF AN INDEX UNDERLYING A CONTRACT TRADED ON THE EXCHANGE, AND ALSO INCLUDES, WITH RESPECT TO ANY INDEX OF WHICH THE EXCHANGE OR AN AFFILIATE OF THE EXCHANGE IS THE PROPRIETOR OR FOR WHICH THE EXCHANGE OR AN AFFILIATE OF THE EXCHANGE CALCULATES AND/OR REPORTS LEVELS OF THE INDEX, THE EXCHANGE ITSELF AND ITS AFFILIATES.

NOTWITHSTANDING ANY OF THE FOREGOING PROVISIONS, THIS RULE 419 SHALL IN NO WAY LIMIT THE LIABILITY OF ANY PERSON ARISING FROM ANY VIOLATION BY SUCH PERSON OF THE CEA OR THE COMMISSION REGULATIONS THEREUNDER.

Amended February 17, 2004 (04-03).

Miscellaneous

420. Transfers of Positions

(a) Existing trades may be transferred either on the books of a Clearing Member or from one Clearing Member to another Clearing Member to:

(i) correct errors in an existing Contract, provided that the original trade documentation confirms the error;

(ii) transfer an existing Contract from one account to another where no change in ownership is involved; or

(iii) transfer an existing Contract through operation of law from death or bankruptcy.

(b) Upon written request, the Exchange may, in its sole discretion, allow the transfer of a position:

(i) as a result of a merger, asset purchase, consolidation, or similar non-recurring transaction for a Person;

(ii) as a result of an Authorized Trader moving from one Trading Privilege Holder organization to another Trading Privilege Holder organization; or

(iii) if the President or his designee determines that allowing the transfers would be in the interest of preserving an orderly market, the protection of market participants, or the best interest of the Exchange or is otherwise warranted due to unusual or extenuating circumstance.

(c) The transfer of positions pursuant to this Rule may be effected at the:

(i) original trade prices of the positions that appear on the books of the transferring Clearing Member, in which case the records of the transfer must indicate the original trade dates for the positions;

(ii) mark-to-market prices of the positions on the day of the transfer;

(iii) mark-to-market prices of the positions on the trading day prior to the transfer; or

(iv) the then current market price of the positions.

Each Clearing Member that is a party to a transfer of positions must make and retain records stating the nature of the transaction; the date of the transfer; the transfer prices and the date of those prices (including the "as of date," if applicable); the name of the counter-party Clearing Member; and any other information required by the Clearing Corporation.

Adopted November 4, 2004 (04-20). Amended April 8, 2008 (08-03); March 20, 2009 (09-10); October 17, 2012 (12-26).

CHAPTER 5
OBLIGATIONS OF TRADING PRIVILEGE HOLDERS

Recordkeeping

501. Books and Records

(a) Each Trading Privilege Holder and Clearing Member shall prepare and keep current all books, ledgers and other similar records required to be kept by it pursuant to the CEA, Commission Regulations, the Exchange Act, Exchange Act Regulations, and the Rules of the Exchange, and shall prepare and keep current such other books and records and adopt such forms as the Exchange may from time to time prescribe. Such books and records shall include, without limitation, records of the activity, positions and transactions of each Trading Privilege Holder and Clearing Member in the underlying commodity or reference market and related derivatives markets in relation to a Contract. Such books and records shall be made available to the Exchange upon request in a form and manner prescribed by the Exchange and within the time frame designated by the Exchange.

(b) With respect to each order, bid, offer or other message transmitted to the CBOE System by an Authorized Trader of a Trading Privilege Holder, the Trading Privilege Holder shall keep a record of which Authorized Trader of the Trading Privilege Holder caused that order, bid, offer or other message to be transmitted to the CBOE System.

(c) If a Contract listed on the Exchange is settled by reference to the price of a contract or commodity traded in another venue, including a price or index derived from prices on another designated contract market, Trading Privilege Holders shall make available to the Exchange upon request in a form and manner prescribed by the Exchange and within the time frame designated by the Exchange information and their books and records regarding their activities in the reference market.

Amended February 17, 2004 (04-04); July 26, 2005 (05-20); October 17, 2012 (12-26).

502. Inspection and Delivery

Each Trading Privilege Holder and Clearing Member shall keep all books and records required to be kept by it pursuant to the Rules of the Exchange for a period of five years from the date on which they are first prepared, unless otherwise provided in the Rules of the Exchange or required by law. Such books and records shall be readily accessible during the first two years of such five-year period. During such five-year period, all such books and records shall be made available for inspection by, and copies thereof shall be delivered to, the Exchange and its authorized representatives upon request in a form and manner prescribed by the Exchange and within the time frame designated by the Exchange and its authorized representatives.

Amended October 17, 2012 (12-26).

Financial Requirements

503. Minimum Financial and Related Reporting Requirements for Registrants

Each Trading Privilege Holder and Clearing Member that is registered with any self-regulatory association shall comply with the provisions of Applicable Law relating to minimum financial and related reporting and recordkeeping requirements. A copy of any notice or written report that a Trading Privilege Holder or Clearing Member is required to file with the Commission pursuant to Commission Regulation § 1.12 or, if applicable, with the Securities and Exchange Commission pursuant to Exchange Act Regulation § 17a-11 shall be concurrently provided to the Exchange. A Trading Privilege Holder or Clearing Member that violates any of the aforementioned Commission Regulations or Exchange Act Regulations shall be deemed to have violated this Rule 503.

503A. Reporting by Futures Commission Merchants and Introducing Brokers

(a) Each Trading Privilege Holder that is a Futures Commission Merchant or Introducing Broker shall, in a form and manner prescribed by the Exchange, concurrently file with the Exchange a copy of all Form 1-FR-FCM, Form 1-FR-IB or FOCUS Report Part II, IIA or Part II CSE submissions, as applicable, made by the Trading Privilege Holder.

(b) Each Trading Privilege Holder that is a Futures Commission Merchant and (i) is not Clearing Member or (ii) is a Clearing Member that utilizes another Clearing Member for purposes of clearing Exchange Contracts shall, in a form and manner prescribed by the Exchange, provide a report to the Exchange on a daily basis which sets forth the positions, if any, in Exchange Contracts of the Trading Privilege Holder's customers held by any Clearing Member in the customer range at the Clearing Corporation.

Adopted October 17, 2012 (12-26).

504. Authority of the Exchange to Impose Restrictions

Whenever a Trading Privilege Holder or Clearing Member is subject to the early warning requirements set forth in Commission Regulation § 1.12 or, if applicable, Exchange Act Regulation § 17a-11, the Exchange may impose such conditions or restrictions on the business and operations of such Trading Privilege Holder or Clearing Member, as the case may be, as the Exchange may deem necessary to protect the best interest of the marketplace, including, without limitation, for the protection of Customers, other Trading Privilege Holders, other Clearing Members or the Exchange. The procedures set forth in Rule 307(a) shall be applicable to any such action.

Adopted October 17, 2012 (12-26).

505. Treatment of Customer Funds and Securities

Any Trading Privilege Holder or Clearing Member that is required to be registered with any self-regulatory association shall comply with the provisions of Applicable Law relating to the treatment of Customer funds and the maintenance of books and records with respect thereto. A Trading Privilege Holder or Clearing Member that violates any of the aforementioned Commission Regulations or Exchange Act Regulations shall be deemed to have violated this Rule 505.

506. Additional Minimum Financial Requirements

(a) In addition to the minimum financial requirements that a Trading Privilege Holder or Clearing Member that is registered with the NFA as a futures commission merchant or introducing broker must satisfy, each Trading Privilege Holder and Clearing Member shall be required to satisfy such minimum financial requirements, and comply with such obligations related thereto, as may be established from time to time by the Exchange.

(b) Each Trading Privilege Holder and Clearing Member must notify the President, or his or her designee, immediately upon becoming aware that it fails to satisfy the minimum financial requirements applicable to it.

(c) Unless and until a Trading Privilege Holder or Clearing Member, as the case may be, is able to demonstrate to the Exchange that it is in compliance with the minimum financial requirements applicable to it, such Trading Privilege Holder or Clearing Member may not engage in any transactions subject to the Rules of the Exchange, except for the purpose of closing open positions.

Customer Protection

507. Registration

(a) No Trading Privilege Holder or Clearing Member of the Exchange (including any Person that is affiliated with such Trading Privilege Holder or Clearing Member), may solicit or accept from any other Person an Order for the purchase or sale of a Contract, unless such Trading Privilege Holder or Clearing Member, or its respective affiliated Person, as the case may be, is registered in any required capacity in accordance with Applicable Law.

(b) Any Trading Privilege Holder or Clearing Member that is required to be registered as a futures commission merchant, an introducing broker, a broker or a dealer shall comply with the provisions of Commission Regulations § 155.3, § 155.4 or § 41.42(a) or Exchange Act Regulation § 15c3-3, as applicable.

Amended July 26, 2005 (05-20).

508. Confirmations

Each Trading Privilege Holder and Clearing Member that enters into a trade on behalf of a Customer shall promptly furnish, or cause to be furnished, to such Customer, no later than the Business Day immediately following the day on which such trade is entered into, a written confirmation of such trade in such form as the Exchange may from time to time prescribe, indicating the Contract bought or sold, the price, quantity, time of execution and such other information as the Exchange may require.

509. Customer Statements

Each Trading Privilege Holder and Clearing Member that enters into trades on behalf of Customers shall furnish, or cause to be furnished, as soon as practicable after the end of each month, a monthly statement of account to each of its Customers in accordance with applicable Commission Regulations or Exchange Act Regulations.

Amended July 26, 2005 (05-20).

510. Risk Disclosure Statement

In accordance with applicable requirements of the NFA (in the case of any Trading Privilege Holder or Clearing Member that is registered with the NFA) or the FINRA (in the case of any Trading Privilege Holder or Clearing Member that is registered with the FINRA), each Trading Privilege Holder or Clearing Member, as the case may be, shall provide its Customers with a written disclosure statement in the form approved by the Exchange for purposes of Commission Regulation § 1.55, § 33.7 or § 41.41(b), as applicable, and any other disclosure statement from time to time required by the Exchange.

Amended November 4, 2004 (04-20); July 26, 2005 (05-20); February 23, 2009 (09-03).

511. Fraudulent or Misleading Communications

No Trading Privilege Holder or Clearing Member shall make any fraudulent or misleading communications relating to the purchase or sale of any Contract.

512. Responsibility for Customer Orders

Trading Privilege Holders and Clearing Members handling Orders for Customers shall exercise due diligence in the handling and execution of such Orders. Failure to act with due diligence shall constitute negligence.

Trading Privilege Holders and Clearing Members are prohibited from directly or indirectly guaranteeing the execution of an Order or any of its terms such as the quantity or price; *provided* that this sentence shall not be construed to prevent a Trading Privilege Holder or Clearing Member from assuming or sharing in any losses resulting from an error or the mishandling of an Order.

No Trading Privilege Holder or Clearing Member shall adjust the price at which an Order was executed, nor shall it be held responsible for executing or failing to execute an Order unless such Trading Privilege Holder or Clearing Member, as the case may be, was negligent or is settling a *bona fide* dispute regarding negligence, or as otherwise permitted by the policies and procedures referred to in Rule 416.

512A. Denial of Access

The Exchange shall post on its website a list of any Persons that are denied access to the Exchange by the Exchange. No Trading Privilege Holder or Related Party shall transmit any Order to the Exchange that is for the account of any such Person.

Adopted October 17, 2012 (12-26).

System Security, Risk Controls and Business Continuity Preparations

513. System Security

(a) Each Trading Privilege Holder shall at all times have at least one employee or agent (the "Responsible Trader") designated as its administrator with respect to the use of the CBOE System by such Trading Privilege Holder (including its Authorized Traders). The Exchange may prescribe such qualification standards for Responsible Traders as it may from time to time determine necessary or advisable. Among other things, each Responsible Trader shall (i) have full control over access to the CBOE System by the Trading Privilege Holder (including its Authorized Traders) represented by such Responsible Trader and (ii) be able to contact the Help Desk, if required, in order to request withdrawal, in a form and manner prescribed by the Exchange, of any and all Orders placed, or purported to be placed, by such Trading Privilege Holder (including its Authorized Traders). The Responsible Trader or Responsible Traders of any Trading Privilege Holder shall also be solely responsible for any and all communications between the Exchange and such Trading Privilege Holder, and any and all notices or other communications sent to such Responsible Trader or Responsible Traders by the Exchange shall be binding on such Trading Privilege Holder. Each Trading Privilege Holder shall notify the Exchange promptly of any change regarding any of its Responsible Traders.

(b) Each Trading Privilege Holder shall be solely responsible for controlling and monitoring the use of all user identification codes and passwords to access the CBOE System (collectively, "Passwords") issued to its Responsible Trader or Responsible Traders by the Exchange, shall provide the Passwords only to its Authorized Traders, and shall notify the Exchange promptly upon becoming aware of any unauthorized disclosure or use of the Passwords or access to the Exchange or of any other reason for deactivating Passwords. Each Trading Privilege Holder shall be bound by any actions taken through the use of its Passwords (other than any such actions resulting from the fault or negligence of the Exchange), including the execution of transactions, whether or not such actions were authorized by such Trading Privilege Holder or any of its directors, officers or employees.

(c) To the extent necessary to ensure the operational integrity of the CBOE System, the Exchange may at any time limit the locations of any or all CBOE Workstations to specified locations, and each Trading Privilege Holder shall ensure prompt compliance by itself and its Authorized Traders with any such limitation.

(d) The Exchange may limit the number of messages sent by Trading Privilege Holders to the CBOE System in order to protect the integrity of the CBOE System. In addition, the Exchange may impose restrictions on the use of any individual access to the CBOE System, including temporary termination of an individual access, if it believes such restrictions are necessary to ensure the proper performance of the CBOE System or to protect the integrity of the market. Any limitations or restrictions under this paragraph (d) shall be applied in a fair and non-discriminatory manner.

Amended February 14, 2011 (11-04); July 20, 2011 (11-18); October 17, 2012 (12-26); February 1, 2013 (13-03).

513A. Risk Controls

(a) *Pre-Trade Order Size Limits.* Each Clearing Member shall have the ability, in a form and manner prescribed and provided by the Exchange, to set a maximum pre-trade order size limit by product in accordance with this Rule 513A(a). Each limit shall apply in a manner determined by the Exchange to all orders in an Exchange product that are received by the CBOE System for which the Clearing Member is identified in the order submission as the Clearing Member for the execution of the order, regardless of the Trading Privilege Holder that submits the order to the CBOE System. Each limit set for an Exchange product shall apply to all contract months or series, as applicable, in that product. Each limit will apply to simple orders and will also apply to spread orders utilizing as the spread order size the number of times the applicable ratio is being submitted as part of the spread order. The CBOE System shall reject any order received by the CBOE System that exceeds the applicable limit. The Exchange shall set a default maximum pre-trade order size limit by product which shall be set forth in the rules governing the applicable Contract and which shall apply if a Clearing Member does not set a different limit in accordance with this Rule 513A(a).

(b) *Price Reasonability Checks.* The CBOE System shall in a manner determined by the Exchange reject (i) any buy order with a limit price if the limit price upon receipt of the order by the CBOE System is more than a designated amount above the prevailing best offer in the applicable Contract and (ii) any sell order with a limit price if the limit price upon receipt of the order by the CBOE System is more than a designated amount below the prevailing best bid in the applicable Contract. The designated amounts for the price reasonability checks referenced in the preceding sentence shall be set forth in the rules governing the applicable Contract. The price reasonability checks will apply during Trading Hours and will not apply prior to the opening of trading in a Contract. Except as provided in the following sentence, the price reasonability checks will apply to simple orders and will also apply to spread orders utilizing a derived spread

market that is calculated from the disseminated market of each leg of the spread. No price reasonability checks will apply to (i) stop limit orders, (ii) Trade at Settlement orders and (iii) simple buy orders when the prevailing offer is zero.

Adopted October 17, 2012 (12-26).

513B. Business Continuity Preparations

Trading Privilege Holders shall take appropriate actions as instructed by the Exchange to accommodate the Exchange's business continuity-disaster recovery plans and shall connect to the Exchange's disaster recovery site and participate in Exchange and industry business continuity-disaster recovery testing as and to the extent required by the Exchange.

Adopted October 17, 2012 (12-26).

Market Making

514. Market Maker Programs

The Exchange may from time to time adopt one or more programs under which one or more Trading Privilege Holders or Authorized Traders may be designated as market makers with respect to one or more Contracts, and may be granted certain benefits in return for assuming obligations in order to provide liquidity and orderliness in the market or markets for such Contract or Contracts. Any such program may provide for any or all of the following:

(a) qualifications, including any minimum net capital requirements, that any such market maker must satisfy;

(b) the procedure by which Trading Privilege Holders or Authorized Traders may seek and receive designation as market makers;

(c) the obligations of such market makers, including any applicable minimum bid and offer commitments; and

(d) the benefits accruing to such market makers, including priority in the execution of transactions effected by Trading Privilege Holders or Authorized Traders in their capacity as market makers, reduced transaction fees or the receipt of compensatory payments from the Exchange.

515. DPMs

(a) Without limiting the generality of Rule 514, the Exchange may from time to time approve such number of Trading Privilege Holders as DPMs, and allocate to such DPMs such number and types of Contracts, as it may deem necessary or appropriate. Any and all such approvals or allocations may be reviewed, conditioned or terminated at any time in accordance with this Rule 515.

(b) A Trading Privilege Holder desiring to be approved as a DPM shall file an application with the Exchange in such form as the Exchange may from time to time prescribe. DPMs shall be selected by the Exchange from among the applications from time to time on file with the Exchange, based on the Exchange's judgment as to which applicant or applicants is or are most qualified to perform the functions of a DPM. Factors to be considered in making such selection may include, but are not limited to, any one or more of the following:

(i) the adequacy of each applicant's capital;

(ii) each applicant's operational capacity;

(iii) the trading experience of, and observance of generally accepted standards of conduct by, each applicant and its Related Parties, in particular the individual or individuals who would represent such applicant in its capacity as a DPM (each, a "DPM Designee");

(iv) the number and experience of support personnel of each applicant who will be performing functions related to its DPM business;

(v) if applicable, the regulatory history of, and history of adherence to the Rules of the Exchange, rules of other self-regulatory organizations and Applicable Law by, each applicant and its Related Parties, in particular its DPM Designees;

(vi) the willingness and ability of each applicant to promote the Exchange as the marketplace of choice;

(vii) the market performance commitments of each applicant;

(viii) if applicable, any performance evaluations conducted pursuant to the Rules of the Exchange or rules of other self-regulatory organizations; and

(ix) in the event that one or more Related Parties of any applicant are or were at any time Related Parties of any other DPM, adherence by such other DPM to the requirements set forth in the Rules of the Exchange regarding responsibilities and obligations of DPMs during the time period while such Related Party or Related Parties held such position or positions with such other DPM.

(c) The Exchange may allocate Contracts to DPMs approved in accordance with paragraph (b) above. In determining allocations of Contracts to DPMs, the Exchange may: (i) consider any relevant information, including but not limited to performance, volume, capacity, market performance commitments, operational factors, efficiency, competitiveness and recommendations of committees of the Board or of the Exchange and (ii) allocate any Contract to more than one DPM in a manner prescribed by the Exchange. The Exchange shall not initially allocate a Contract to a DPM unless the DPM requests or consents to the allocation. The

Exchange may allocate a Contract to a DPM approved in accordance with paragraph (b) above with or without (i) requiring or receiving an application for the allocation from the DPM or (ii) soliciting interest from DPMs and prospective DPMs in being allocated the applicable Contract.

(d) In approving a Trading Privilege Holder as a DPM and in allocating a Contract to a DPM, the Exchange may place one or more conditions or limitations on the approval or allocation, as applicable, including but not limited to:

(i) conditions concerning the capital, operations or personnel of the DPM and the number or types of Contracts which may be allocated to the DPM; and

(ii) limitations regarding the time period for the Trading Privilege Holder is approved as a DPM or allocated a Contract as a DPM.

(e) In the event that the Exchange approves a Trading Privilege Holder as a DPM or allocates a Contract to a DPM for a limited period of time in accordance with paragraph (d)(ii) above, the Exchange may from time to time, in its sole discretion, extend the time period of the DPM approval or Contract allocation for a specified additional period of time upon written notice to the DPM. The Exchange may extend the time period of a DPM approval or Contract allocation pursuant to this paragraph (e) with or without (i) requiring or receiving an application or request to do so from the DPM or (ii) soliciting interest from Trading Privilege Holders in being approved as a DPM or from DPMs and prospective DPMs in being allocated the applicable Contract.

(f) A DPM may resign as a DPM or relinquish a Contract allocation at any time upon at least 45 days prior written notice to the Exchange. A DPM resignation or Contract allocation relinquishment shall not become effective until the foregoing notice period has expired, unless the Exchange determines in its sole discretion to allow the resignation or relinquishment to become effective at an earlier time. A DPM shall notify the Exchange immediately in the event that the DPM is unable for whatever reason to fulfill its obligations as a DPM at any time.

(g) Each Trading Privilege Holder approved as a DPM and each DPM allocated a Contract shall retain that status or allocation until (x) it resigns as a DPM or relinquishes the Contract allocation and its resignation or relinquishment becomes effective, (y) the Exchange suspends or terminates such the Trading Privilege Holder's DPM status or Contract allocation or (z) if applicable, the time period referred to in paragraph (d)(ii) above expires. In any of the foregoing circumstances, the Exchange shall have discretion to do one or both of the following:

(i) approve an interim DPM, pending the final approval of a new DPM pursuant to the regular procedures for DPM approval; and

(ii) allocate on an interim basis to one or more other DPMs the Contracts that were allocated to the DPM that is affected by such circumstances, pending a final allocation of such Contracts pursuant to paragraph (c) above.

Neither an interim approval nor an allocation made pursuant to this paragraph (g) shall constitute a prejudgment with respect to the final approval or allocation.

(h) No DPM may sell, transfer or assign any of its rights or obligations as a DPM (including but not limited to its allocation of any Contracts by virtue of its status as a DPM) without the prior written approval of such sale, transfer or assignment (including but not limited to the approval of the Person to which such rights, obligations or allocation are intended to be sold, transferred or assigned) by the Exchange. Any purported sale, transfer or assignment in violation of the foregoing sentence shall be void from the outset. For purposes of this paragraph (h), the following transactions shall be deemed to constitute a transfer of a DPM's rights or obligations:

(i) any change in, or transfer of, Control of a DPM; and

(ii) any merger, sale of assets or other business combination or reorganization involving a DPM.

(i) The Exchange may from time to time evaluate a DPM's performance with respect to, among other things, one or more of the following: quality of markets, market share (taking into account all contracts similar to the relevant Contract or Contracts), administrative factors and observance of ethical standards. In this connection, the Exchange may consider any relevant information, including but not limited to market share and trading data, a DPM's regulatory history and such other factors and data as may be pertinent under the circumstances.

(j) The Exchange may terminate, place conditions upon or otherwise limit a Trading Privilege Holder's approval to act as a DPM or a DPM's allocation of Contracts, under any one or more of the following circumstances:

(i) if the Exchange finds in connection with an evaluation under paragraph (i) above that such Trading Privilege Holder's performance as a DPM has been unsatisfactory;

(ii) if such Trading Privilege Holder becomes subject to a material financial, operational or personnel change;

(iii) if such Trading Privilege Holder fails to (A) comply with any conditions previously placed upon its approval as a DPM or its allocation of Contracts or (B) perform its obligations under paragraph (l) below; or

(iv) if for any reason such Trading Privilege Holder is no longer eligible for approval as a DPM or to be allocated a particular number or type of Contracts.

(k) Each applicant for approval as a DPM pursuant to paragraph (b) above shall be given an opportunity to present any matter which it wishes the Exchange to consider in conjunction with the application. Prior to taking any remedial action against a DPM pursuant to paragraph (j) above, such DPM shall be given notice thereof and an opportunity to present any matter which it wishes the Exchange to consider in determining whether to take such action. The Exchange may require that any presentation under this paragraph (k) be made partially or entirely in writing, and may require the submission of additional information from any Person wishing to make a presentation under this paragraph (k). Formal rules of evidence shall not apply to any proceeding involving such a presentation. Notwithstanding the foregoing, the Exchange shall have the authority to immediately terminate, condition or otherwise limit a Trading Privilege Holder's approval to act as a DPM of a DPM's allocation of Contracts in accordance with subparagraph (j)(ii) above, without prior notice or opportunity to make a presentation under this paragraph (k), if the financial, operational or personnel change in question warrants such action.

(l) DPMs shall have such rights and obligations as the Exchange may specify in connection with their approval or prescribe from time to time in other rules, in policies and procedures or in its fee schedule.

(m) The Exchange may at any time in its sole discretion de-list a Contract allocated to a DPM or provide for trading in a Contract allocated to a DPM to be conducted without a DPM, in which case the allocation of the Contract to the DPM shall automatically terminate.

Amended May 13, 2004 (04-11); July 26, 2005 (05-20); February 14, 2011 (11-04).

Margin

516. Customer Margin Requirements for Contracts other than Security Futures

(a) *Scope of Rule.* This Rule 516 shall apply to positions resulting from transactions in Contracts other than Security Futures, traded on the Exchange or subject to the Rules of the Exchange, to the extent that such positions are held by Clearing Members and, if applicable, Trading Privilege Holders on behalf of Customers in futures accounts (as such term is defined in Commission Regulation § 1.3(vv) and Exchange Act Regulation 15c3-3(a)). No Clearing Member or, if applicable, Trading Privilege Holder may effect a transaction or carry a position in a Contract other than Security Futures in the account of a Customer, whether or not such Customer is a Trading Privilege Holder, without proper and adequate margin in accordance with this Rule 516, all other applicable Rules of the Exchange, the rules of the Clearing Corporation and Applicable Law.

In addition, Clearing Members and, if applicable, Trading Privilege Holders must adhere to the procedures set forth in the "Margins Handbook" issued by the Joint Audit Committee. In the event the Margins Handbook is inconsistent with the Rules of the Exchange, the Rules of the Exchange shall have precedence. Terms used in this Rule 516 that are not defined in the Rules of the Exchange shall have the meanings set forth in the Margins Handbook.

(b) *Computation of Margin Requirements.* Clearing Members and, if applicable, Trading Privilege Holders must employ a risk-based portfolio margining system acceptable to the Exchange, such as the Standard Portfolio Analysis of Risk (SPAN®)* margin system, to compute margin requirements on the applicable Contracts. The margin requirements imposed by this Rule 516 are the minimum requirements. Clearing Members and, if applicable, Trading Privilege Holders may impose higher rates and/or more stringent requirements.

(c) *Margin Rates.* The Clearing Corporation, pursuant to Commission Regulation §39.13, shall determine the rates to be used to derive customer initial margin requirements for any Contract. The Exchange shall determine the rates used to derive initial margin requirements for any account type not covered by Commission Regulation §39.13 and maintenance margin requirements for any Contract. In the event of a change in the margin requirement levels required by the Clearing Corporation or the Exchange, such change shall apply to both new and existing positions. The Exchange shall have the authority to apply different margin rates or margin requirement levels to different types of accounts at its discretion to any account type not covered, in respect of customer initial margin, by Commission Regulation §39.13. The term "customer initial margin" has the meaning set forth in Commission Regulation §1.3.

(d) *Acceptable Margin Deposits.* Clearing Members and, if applicable, Trading Privilege Holders may accept from Customers as margin the following: cash currencies of any denomination, readily marketable securities (as defined by Exchange Act Rule 15c3-1(c)(11) and applicable Securities and Exchange Commission interpretations), money market mutual funds allowable under Commission Regulation § 1.25, and letters of credit issued by a bank or trust company.

Securities that have been issued by the Customer or an affiliate of the Customer shall not be accepted as margin unless the Clearing Member or Trading Privilege Holder files a petition with, and receives permission from, the Exchange. Bank-issued and trust-issued letters of credit must be drawable in the United States and in a form acceptable to the Exchange. Letters of credit in a form approved by the Clearing Corporation are deemed a form acceptable to the Exchange. Letters of credit issued by the Customer, an affiliate of the Customer, the Clearing Member, an affiliate of the Clearing Member, or, if applicable, the Trading Privilege Holder or an affiliate of the Trading Privilege Holder shall not be accepted by Clearing Members or Trading Privilege Holders as margin. All Customer assets accepted by Clearing Members and, if applicable, Trading Privilege Holders as margin deposits must be and remain unencumbered by third party liens against the

depositing Customer. Cash currency margin deposits shall be valued at market value, unless the Exchange has prescribed otherwise. Clearing Members and, if applicable, Trading Privilege Holders must comply with Commission Regulation § 1.49 when accepting and holding foreign currencies as a margin deposit on any Contract. All other margin deposits shall be valued at an amount not to exceed market value less applicable deductions, as set forth in Exchange Act Rule 15c3-1.

(e) *Order Acceptance.* Clearing Members and, if applicable, Trading Privilege Holders shall not accept orders for an account unless sufficient margin is on deposit in the account or is forthcoming within a reasonable period of time. In the event an account has been subject to a margin call for an unreasonable time, Clearing Members and, if applicable, Trading Privilege Holders are only permitted to accept orders that reduce the margin requirements of positions existing in the account. In the event an account has been in debit for an unreasonable time, Clearing Members and, if applicable, Trading Privilege Holders are not permitted to accept orders.

(f) *Margin Calls.* Calls for margin in the amount necessary to reach the initial margin equity requirement must be issued: (i) when margin equity in an account initially falls below the maintenance margin requirement, and (ii) subsequently, when the sum of margin equity plus existing margin calls in an account is less than the maintenance margin requirement. Such calls must be made within one business day after the occurrence of the event that gives rise to the call. A Clearing Member and, if applicable, Trading Privilege Holder may, at any time, at its discretion, call for additional margin. A Clearing Member and, if applicable, Trading Privilege Holder is not required to call for or collect margin for day trades.

(g) *Reduction/Deletion of Margin Calls.* A margin call may be reduced only through the receipt of margin deposits permitted pursuant to Rule 516(d). A margin call may be deleted through: (i) the receipt of margin deposits permitted under Rule 516(d) that equals or exceeds the amount of the total margin call, or (ii) inter-day favorable market movements and/or the liquidation of positions, provided that margin equity in the account is equal to or greater than the initial margin requirement. The oldest outstanding margin call shall be reduced first.

(h) *Margin Call Records.* Clearing Members and, if applicable, Trading Privilege Holders must maintain written records of all margin calls made, reduced and deleted.

(i) *Release of Margin Deposits.* Clearing Members and, if applicable, Trading Privilege Holders may release margin deposits to a Customer only if such deposits are in excess of the initial margin requirements.

(j) *Loans to Customers.* Clearing Members and, if applicable, Trading Privilege Holders may not extend loans to Customers to use as a margin deposit unless such loans are secured, as defined in Commission Regulation §1.17(c)(3),

and the proceeds of such loans are treated in accordance with Commission Regulation §1.30.

(k) *Aggregation of Accounts and Positions.* For margin purposes, Clearing Members and, if applicable, Trading Privilege Holders may aggregate Customer accounts having identical ownership within the same classification of Customer segregated, Customer secured, and nonsegregated.

(l) *Hedge Rate Eligibility.* When extending hedge margin rates, Clearing Members and, if applicable Trading Privilege Holders must have reasonable support that such rates are being applied to bona-fide hedge and risk management positions, as defined by Rule 412.

(m) *Omnibus Accounts.*

(i) Margin shall be collected on a gross basis in the case of a foreign or domestic omnibus account.

(ii) Maintenance margin requirements shall serve as both the initial and maintenance margin requirements in the case of omnibus accounts.

(iii) Written instructions from foreign and domestic omnibus accounts shall be obtained and maintained for positions entitled to spread or hedge margin rates.

(n) *Liquidation of* Accounts. In the event a margin call is not met within a reasonable time (for purposes of Rule 516(n), one hour is deemed to be a reasonable time), the Customer's trades, or a sufficient portion thereof, may be closed-out in order to attain the required margin status. A determination as to when and under what circumstances liquidation may occur is at the full discretion of the Clearing Member or, if applicable, Trading Privilege Holder.

(o) *Failure to Maintain Margin Requirements.* The Exchange may direct a Clearing Member or, if applicable, Trading Privilege Holder to immediately liquidate all or part of a Customer's positions to eliminate a margin deficiency if the Clearing Member or Trading Privilege Holder has failed to maintain margin requirements for the account in accordance with Rule 516.

* "SPAN" is a registered trademark of Chicago Mercantile Exchange Inc., used herein under license. Chicago Mercantile Exchange Inc. assumes no liability in connection with the use of SPAN by any person or entity.

Adopted February 17, 2004 (04-02). Amended March 26, 2004 (04-07); May 13, 2003 (04-13); July 26, 2005 (05-20); May 7, 2012 (12-08); October 17, 2012 (12-26).

517. Customer Margin Requirements for Contracts that are Security Futures

(a) *Scope of Rule*. This Rule 517 shall apply to positions resulting from transactions in Security Futures, traded on the Exchange or subject to the Rules of the Exchange to the extent that such positions are held by Clearing Members or, if applicable, Trading Privilege Holders on behalf of Customers in futures accounts (as such term is defined in Commission Regulation § 1.3(vv) and Exchange Act Regulation 15c3-3(a)), with paragraph (n) of this Rule 517 also applying to such positions held in securities accounts (as such term is defined in Commission Regulation 1.3(ww) and Exchange Act Regulation 15c3-3(a)). As used in this Rule 517, the term "Customer" does not include (i) any exempted person (as such term is defined in Commission Regulation § 41.43(a)(9) and Exchange Act Regulation 401(a)(9)) and (ii) any Market Maker (as such term is defined in paragraph (n) below). Nothing in this Rule 517 shall alter the obligation of each Clearing Member and, if applicable, Trading Privilege Holder to comply with Applicable Law relating to customer margin for transactions in Security Futures, including without limitation Commission Regulations §§ 41.42 through 41.49 or Rules 400 through 406 under the Exchange Act, as applicable (including in each case any successor regulations or rules).

(b) *Margin System*. The Standard Portfolio Analysis of Risk (SPAN®)* is the margin system adopted by the Exchange. SPAN® generated margin requirements shall constitute Exchange margin requirements. All references to margin in the Rules of the Exchange shall be to margin computed on the basis of SPAN®. Margin systems other than SPAN® may be used to meet Exchange margin requirements if the relevant Clearing Member or, if applicable, Trading Privilege Holder can demonstrate that its margin system will result in margin requirements that are in all cases equal to or greater than the corresponding requirements determined on the basis of SPAN®.

(c) *Margin Rate*. The Exchange will set and publish the initial and maintenance margin rates to be used in determining Exchange margin requirements; *provided* that in no case shall the required margin for any long or short position held by a Clearing Member or, if applicable, Trading Privilege Holder on behalf of a Customer be less than the rate from time to time determined by the Commission and the Securities and Exchange Commission for purposes of Commission Regulation § 41.45(b)(1) and Rule 403(b)(1) under the Exchange Act unless a lower margin level is available for such position pursuant to paragraph (m) below.

(d) *Acceptable Margin Deposits*.

(i) Clearing Members and, if applicable, Trading Privilege Holders may accept from their Customers as margin deposits of cash, margin securities (subject to the limitations set forth in the following sentence), exempted securities, any other assets permitted under Regulation T of the Board of Governors of the Federal Reserve System (as

in effect from time to time) to satisfy a margin deficiency in a securities margin account, and any combination of the foregoing, each as valued in accordance with Commission Regulation § 41.46(c) and (e) or Rule 404(c) and (e) under the Exchange Act, as applicable. Shares of a money market mutual fund that meet the requirements of Commission Regulations § 1.25 and § 41.46(b)(2) and Rule 404(b)(2) under the Exchange Act, as applicable, may be accepted as a margin deposit from a Customer for purposes of this Rule 517.

(ii) A Clearing Member or, if applicable, Trading Privilege Holder shall not accept as margin from any Customer securities that have been issued by such Customer or an Affiliate of such Customer unless such Clearing Member or Trading Privilege Holder files a petition with and receives permission from the Exchange for such purpose.

(iii) All assets deposited by a Customer to meet margin requirements must be and remain unencumbered by third party claims against the depositing Customer.

(iv) Except to the extent prescribed otherwise by the Exchange, cash margin deposits shall be valued at market value and all other margin deposits shall be valued at an amount not to exceed that set forth in Commission Regulation § 41.46(c) and (e) or Rule 404(c) and (e) under the Exchange Act, as applicable (including in each case any successor regulations or rules).

(e) *Acceptance of Orders.* Clearing Members and, if applicable, Trading Privilege Holders may accept Orders for a particular Customer account only if sufficient margin is on deposit in such account or is forthcoming within a reasonable period of time (which shall be no more than five Business Days, although the relevant Clearing Member or, if applicable, Trading Privilege Holder may deem one hour to be a reasonable period of time). For a Customer account that has been subject to calls for margin for an unreasonable period of time, Clearing Members and, if applicable, Trading Privilege Holders may only accept Orders that, when executed, will reduce the margin requirements resulting from the existing positions in such account. Clearing Members and, if applicable, Trading Privilege Holders may not accept Orders for a Customer account that would liquidate to a deficit or that has a debit balance.

(f) *Margin Calls.* Clearing Members and, if applicable, Trading Privilege Holders must call for margin from a particular Customer:

(i) when the margin equity on deposit in such Customer's account falls below the applicable maintenance margin requirement; or

(ii) subsequently, when the margin equity on deposit in such Customer's account, together with any outstanding margin calls, is less than the applicable maintenance margin requirement.

Any such call must be made within one Business Day after the occurrence of the event giving rise to such call. Clearing Members and, if applicable, Trading Privilege Holders may call for additional margin at their discretion.

Clearing Members and, if applicable, Trading Privilege Holders shall reduce any call for margin only to the extent that margin deposits permitted under paragraph (d) above are received in the relevant account. Clearing Members and, if applicable, Trading Privilege Holders may delete any call for margin only if (i) margin deposits permitted under paragraph (d) above equal to or in excess of the deposits called are received in the relevant account or (ii) inter-day favorable market movements or the liquidation of positions result in the margin on deposit in the relevant account being equal to or greater than the applicable initial margin requirement. In the event of any such reduction or deletion, the oldest outstanding margin call shall be reduced or deleted first.

Clearing Members and, if applicable, Trading Privilege Holders, shall maintain written records of any and all margin calls issued, reduced or deleted by them.

(g) *Disbursements of Excess Margin.* Clearing Members and, if applicable, Trading Privilege Holders may release to Customers margin on deposit in any account only to the extent that such margin is in excess of the applicable initial margin requirement under this Rule 517 and any other applicable margin requirement.

(h) *Loans to Customers.* Clearing Members and, if applicable, Trading Privilege Holders may not extend loans to Customers for margin purposes unless such loans are secured within the meaning of Commission Regulation § 1.17(c)(3). The proceeds of any such loan must be treated in accordance with Commission Regulation § 1.30.

(i) *Aggregation of Accounts and Positions.* For purposes of determining margin requirements under this Rule 517, Clearing Members and, if applicable, Trading Privilege Holders shall aggregate accounts under identical ownership if such accounts fall within the same classifications of customer segregated, customer secured, special reserve account for the exclusive benefit of customers and non-segregated for margin purposes. Clearing Members and, if applicable, Trading Privilege Holders may compute margin requirements for identically owned concurrent long and short positions on a net basis.

(j) *Omnibus Accounts.* Clearing Members and, if applicable, Trading Privilege Holders shall collect margin on a gross basis for positions held in domestic and foreign omnibus accounts. For omnibus accounts, initial margin requirements shall equal the corresponding maintenance margin requirements. Clearing Members and, if applicable, Trading Privilege Holders shall obtain and maintain written instructions from domestic and foreign omnibus accounts for positions that are eligible for offsets pursuant to paragraph (m) below.

(k) *Liquidation of Positions.* If a Customer fails to comply with a margin call required by Commission Regulations §§ 41.42 through 41.49 or Rules 400 through 406 under the Exchange Act, as applicable, within a reasonable period of time (which shall be no more than five Business Days, although the relevant Clearing Member or, if applicable, Trading Privilege Holder may deem one hour to be a reasonable period of time), the relevant Clearing Member or, if applicable, Trading Privilege Holder may liquidate positions in such Customer's account to ensure compliance with the applicable margin requirements.

(l) *Failure to Maintain Required Margin.* If a Clearing Member or, if applicable, Trading Privilege Holder fails to maintain sufficient margin for any Customer account in accordance with this Rule 517, the Exchange may direct such Clearing Member or Trading Privilege Holder to immediately liquidate all or any part of the positions in such account to eliminate the deficiency.

(m) *Offsetting Positions.* For purposes of Commission Regulation § 41.45(b)(2) and Rule 403(b)(2) under the Exchange Act, the initial and maintenance margin requirements for offsetting positions involving Security Futures, on the one hand, and related positions, on the other hand, are set at the levels specified in Schedule A to this Chapter 5.

(n) *Exclusion for Market Makers.*

(i) A Person shall be a "Market Maker" for purposes of this Rule 517, and shall be excluded from the requirements set forth in Commission Regulations §§ 41.42 through 41.49 and Rules 400 through 406 under the Exchange Act, as applicable, in accordance with Commission Regulation § 41.42(c)(2)(v) and Rule 400(c)(2)(v) under the Exchange Act with respect to all trading in Security Futures for its own account, if such Person is a Trading Privilege Holder or Authorized Trader that is registered with the Exchange as a dealer (as such term is defined in Section 3(a)(5) of the Exchange Act) in Security Futures.

(ii) Each Market Maker shall:

(A) be registered as a floor trader or a floor broker with the Commission under Section 4f(a)(1) of the CEA or as a dealer with the Securities and Exchange Commission (or any successor agency or authority) under Section 15(b) of the Exchange Act;

(B) maintain records sufficient to prove compliance with the requirements set forth in this paragraph (n) and Commission Regulation § 41.42(c)(2)(v) or Rule 400(c)(2)(v) under the Exchange Act, as applicable, including without limitation trading account statements and other financial records sufficient to detail activity; and

(C) hold itself out as being willing to buy and sell Security Futures for its own account on a regular or continuous basis.

A Market Maker satisfies condition (C) above if:

(1) such Market Maker: (x) provides continuous two-sided quotations throughout the trading day for all delivery months of Security Futures representing a meaningful proportion of the total trading volume on the Exchange from Security Futures in which that Market Maker is designated as a Market Maker, subject to relaxation during unusual market conditions as determined by the Exchange (such as a fast market in either a Security Future or a security underlying such Security Future) at which times such Market Maker must use its best efforts to quote continuously and competitively; and (y) when providing quotations, quotes with a maximum bid/ask spread of no more than the greater of $5.00 or 150% of the bid/ask spread in the primary market for the security underlying each Security Future; or

(2) such Market Maker: (x) responds to at least 75% of the requests for quotation for all delivery months of Security Futures representing a meaningful proportion of the total trading volume on the Exchange from Security Futures in which that Market Maker is designated as a Market Maker, subject to relaxation during unusual market conditions as determined by the Exchange (such as a fast market in either a Security Future or a security underlying such Security Future) at which times such Market Maker must use its best efforts to quote competitively; and (y) when responding to requests for quotation, quotes within five seconds with a maximum bid/ask spread of no more than the greater of $5.00 or 150% of the bid/ask spread in the primary market for the security underlying each Security Future.

For purposes of clauses (1) and (2) above, beginning on the 181st calendar day after the commencement of trading of Security Futures, a "meaningful proportion of the total trading volume on the Exchange from Security Futures in which that Market Maker is designated as a Market Maker" shall mean a minimum of 20% of such trading volume.

(iii) Any Market Maker that fails to comply with the Rules of the Exchange, Commission Regulations §§ 41.42 through 41.49 or Rules 400 through 406 under the Exchange Act, as applicable, shall be subject to disciplinary action in accordance with Chapter 7. Appropriate sanctions in the case of any such failure shall include, without limitation, a revocation of such Market Maker's registration as a dealer in Security Futures pursuant to clause (i) above.

* "SPAN" is a registered trademark of Chicago Mercantile Exchange Inc., used herein under license. Chicago Mercantile Exchange Inc. assumes no liability in connection with the use of SPAN by any person or entity.

Adopted July 26, 2005 (05-20). Amended March 22, 2011 (11-05).

Schedule A to Chapter 5

Margin Levels for Offsetting Positions

	DESCRIPTION OF OFFSET	SECURITY UNDERLYING THE SECURITY FUTURE	INITIAL MARGIN REQUIREMENT	MAINTENANCE MARGIN REQUIREMENT
1	**Long security future (or basket of security futures representing each component of a narrow-based securities index[1]) and long put option[2] on the same underlying security (or index)**	Individual stock or narrow-based security index	20% of the current market value of the long security future, plus pay for the long put in full.	The lower of: (1) 10% of the aggregate exercise price[3] of the put plus the aggregate put out-of-the-money[4] amount, if any; or (2) 20% of the current market value of the long security future.

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1 Baskets of securities or security futures contracts must replicate the securities that comprise the index, and in the same proportion.

2 Generally, for the purposes of these rules, unless otherwise specified, stock index warrants shall be treated as if they were index options.

3 "Aggregate exercise price," with respect to an option or warrant based on an underlying security, means the exercise price of an option or warrant contract multiplied by the numbers of units of the underlying security covered by the option contract or warrant. "Aggregate exercise price" with respect to an index option, means the exercise price multiplied by the index multiplier. *See, e.g.*, Amex Rules 900 and 900C; CBOE Rule 12.3; and FINRA Rule 2522.

4 "Out-of-the-money" amounts shall be determined as follows:

(1) for stock call options and warrants, any excess of the aggregate exercise price of the option or warrant over its current market value (as determined in accordance with Regulation T of the Board of Governors of the Federal Reserve System);

(2) for stock put options or warrants, any excess of the current market value (as determined in accordance with Regulation T of the Board of Governors of the Federal Reserve System) of the option or warrant over its aggregate exercise price;

(3) for stock index call options and warrants, any excess of the aggregate exercise price of the option or warrant over the product of the current index value and the applicable index multiplier; and

(4) for stock index put options and warrants, any excess of the product of the current index value and the applicable index multiplier over the aggregate exercise price of the option or warrant. See, e.g., NYSE Rule 431 (Exchange Act Release No. 42011 (October 14, 1999), 64 FR 57172 (October 22, 1999) (order approving SR-NYSE-99-03)); Amex Rule 462 (Exchange Act Release No. 43582 (November 17, 2000), 65 FR 71151 (November 29, 2000) (order approving SR-Amex-99-27)); CBOE Rule 12.3 (Exchange Act Release No. 41658 (July 27, 1999), 64 FR 42736 (August 5, 1999) (order approving SR-CBOE-97-67)); or FINRA Rule 2520 (Exchange Act Release No. 43581 (November 17, 2000), 65 FR 70854 (November 28, 2000) (order approving SR-NASD-00-15)).

	DESCRIPTION OF OFFSET	SECURITY UNDERLYING THE SECURITY FUTURE	INITIAL MARGIN REQUIREMENT	MAINTENANCE MARGIN REQUIREMENT
2	**Short security future (or basket of security futures representing each component of a narrow-based securities index) and short put option on the same underlying security (or index)**	Individual stock or narrow-based security index	20% of the current market value of the short security future, plus the aggregate put in-the-money amount, if any. Proceeds from the put sale may be applied.	20% of the current market value of the short security future, plus the aggregate put in-the-money amount, if any.[5]
3	**Long security future and short position in the same security (or securities basket) underlying the security future**	Individual stock or narrow-based security index	The initial margin required under Regulation T for the short stock or stocks.	5% of the current market value as defined in Regulation T of the stock or stocks underlying the security future.
4	**Long security future (or basket of security futures representing each component of a narrow-based securities index) and short call option on the same underlying security (or index)**	Individual stock or narrow-based security index	20% of the current market value of the long security future, plus the aggregate call in-the-money amount, if any. Proceeds from the call sale may be applied.	20% of the current market value of the long security future, plus the aggregate call in-the-money amount, if any.
5	**Long a basket of narrow-based security futures that together tracks a broad-based index and short a broad-based security index call option contract on the same index**	Narrow-based security index	20% of the current market value of the long basket of narrow-based security futures, plus the aggregate call in-the-money amount, if any. Proceeds from the call sale may be applied.	20% of the current market value of the long basket of narrow-based security futures, plus the aggregate call in-the-money amount, if any.
6	**Short a basket of narrow-based security futures that together tracks a broad-based security index and short a broad-based security index put option contract on the same index**	Narrow-based security index	20% of the current market value of the short basket of narrow-based security futures, plus the aggregate put in-the-money amount, if any. Proceeds from the put sale may be applied.	20% of the current market value of the short basket of narrow-based security futures, plus the aggregate put in-the-money amount, if any.

[5] "In-the-money" amounts must be determined as follows:

(1) for stock call options and warrants, any excess of the current market value (as determined in accordance with Regulation T of the Board of Governors of the Federal Reserve System) of the option or warrant over its aggregate exercise price;

(2) for stock put options or warrants, any excess of the aggregate exercise price of the option or warrant over its current market value (as determined in accordance with Regulation T of the Board of Governors of the Federal Reserve System);

(3) for stock index call options and warrants, any excess of the product of the current index value and the applicable index multiplier over the aggregate exercise price of the option or warrant; and

(4) for stock index put options and warrants, any excess of the aggregate exercise price of the option or warrant over the product of the current index value and the applicable index multiplier.

	DESCRIPTION OF OFFSET	SECURITY UNDERLYING THE SECURITY FUTURE	INITIAL MARGIN REQUIREMENT	MAINTENANCE MARGIN REQUIREMENT
7	**Long a basket of narrow-based security futures that together tracks a broad-based security index and long a broad-based security index put option contract on the same index**	Narrow-based security index	20% of the current market value of the long basket of narrow-based security futures, plus pay for the long put in full.	The lower of: (1) 10% of the aggregate exercise price of the put, plus the aggregate put out-of-the-money amount, if any; or (2) 20% of the current market value of the long basket of security futures.
8	**Short a basket of narrow-based security futures that together tracks a broad-based security index and long a broad-based security index call option contract on the same index**	Narrow-based security index	20% of the current market value of the short basket of narrow-based security futures, plus pay for the long call in full.	The lower of: (1) 10% of the aggregate exercise price of the call, plus the aggregate call out-of-the-money amount, if any; or (2) 20% of the current market value of the short basket of security futures.
9	**Long security future and short security future on the same underlying security (or index)**	Individual stock or narrow-based security index	The greater of: 5% of the current market value of the long security future; or (2) 5% of the current market value of the short security future.	The greater of: 5% of the current market value of the long security future; or (2) 5% of the current market value of the short security future.
10	**Long security future, long put option and short call option. The long security future, long put and short call must be on the same underlying security and the put and call must have the same exercise price. (Conversion)**	Individual stock or narrow-based security index	20% of the current market value of the long security future, plus the aggregate call in-the-money amount, if any, plus pay for the put in full. Proceeds from the call sale may be applied.	10% of the aggregate exercise price, plus the aggregate call in-the-money amount, if any.
11	**Long security future, long put option and short call option. The long security future, long put and short call must be on the same underlying security and the put exercise price must be below the call exercise price (Collar)**	Individual stock or narrow-based security index	20% of the current market value of the long security future, plus the aggregate call in-the-money amount, if any, plus pay for the put in full. Proceeds from call sale may be applied.	The lower of: (1) 10% of the aggregate exercise price of the put plus the aggregate put out-of-the money amount, if any; or (2) 20% of the aggregate exercise price of the call, plus the aggregate call in-the-money amount, if any.

	DESCRIPTION OF OFFSET	SECURITY UNDERLYING THE SECURITY FUTURE	INITIAL MARGIN REQUIREMENT	MAINTENANCE MARGIN REQUIREMENT
12	**Short security future and long position in the same security (or securities basket) underlying the security future**	Individual stock or narrow-based security index	The initial margin required under Regulation T for the long stock or stocks.	5% of the current market value, as defined in Regulation T, of the long stock or stocks.
13	**Short security future and long position in a security immediately convertible into the same security underlying the security future, without restriction, including the payment of money**	Individual stock or narrow-based security index	The initial margin required under Regulation T for the long security.	10% of the current market value, as defined in Regulation T, of the long security.
14	**Short security future (or basket of security futures representing each component of a narrow-based securities index) and long call option or warrant on the same underlying security (or index)**	Individual stock or narrow-based security index	20% of the current market value of the short security future, plus pay for the call in full.	The lower of: (1) 10% of the aggregate exercise price of the call, plus the aggregate call out-of-the-money amount, if any; or (2) 20% of the current market value of the short security future.
15	**Short security future, Short put option and long call option. The short security future, short put and long call must be on the same underlying security and the put and call must have the same exercise price. (Reverse Conversion)**	Individual stock or narrow-based security index	20% of the current market value of the short security future, plus the aggregate put in-the-money amount, if any, plus pay for the call in full. Proceeds from put sale may be applied.	10% of the aggregate exercise price, plus the aggregate put in-the-money amount, if any.
16	**Long (short) a basket of security futures, each based on a narrow-based security index that together tracks the broad-based index and short (long) a broad-based index future**	Narrow-based security index	5% of the current market value for the long (short) basket of security futures.	5% of the current market value of the long (short) basket of security futures.
17	**Long (short) a basket of security futures that together tracks a narrow-based index and short (long) a narrow-based index future**	Individual stock and narrow-based security index	The greater of: (1) 5% of the current market value of the long security future(s); or (2) 5% of the current market value of the short security future(s).	The greater of: (1) 5% of the current market value of the long security future(s); or (2) 5% of the current market value of the short security future(s).
18	**Long (short) a security future and short (long) an identical security future traded on a different market.**[6]	Individual stock and narrow-based security index	The greater of: (1) 3% of the current market value of the long security future(s); or (2) 3% of the current market value of the short security future(s).	The greater of: (1) 3% of the current market value of the long security future(s); or (2) 3% of the current market value of the short security future(s).

6 Two security futures will be considered "identical" for this purpose if they are issued by the same clearing agency or cleared and guaranteed by the same derivatives clearing organization, have identical contract specifications, and would offset each other at the clearing level.

Appendix to Chapter 5

518. Compliance with Minimum Financial Requirements, Financial Reporting Requirements, and Requirements Relating to Protection of Customer Funds

Without limiting the generality and applicability of the prior Rules in Chapter 5, any other Rules of the Exchange (including, without limitation, Rules 501, 502, 503, 505, 506, 604, and 605), and Applicable Law, Trading Privilege Holders shall comply with the Commission Regulations relating to minimum financial requirements, financial reporting requirements, and protection of customer funds that are set forth in this Appendix to Chapter 5 to the extent that Trading Privilege Holders are subject to those Commission Regulations. To the extent that any of the Commission Regulations set forth in this Appendix to Chapter 5 are amended from time to time by the Commission, Trading Privilege Holders are required to comply with the Commission Regulations as amended, to the extent applicable, regardless of whether the Exchange has yet amended this Appendix to Chapter 5 to incorporate the amendments.

Adopted October 17, 2012 (12-26).

519. Compliance with Commission Regulation 1.10 - Financial Reports of Futures Commission Merchants and Introducing Brokers

Any Trading Privilege Holder subject to Commission Regulation 1.10 that violates Commission Regulation 1.10 shall be deemed to have violated this Rule 519. Commission Regulation 1.10 is set forth below and incorporated into this Rule 519.

Commission Regulation 1.10 - Financial reports of futures commission merchants and introducing brokers.

(a) *Application for registration.* (1) Except as otherwise provided, a futures commission merchant or an applicant for registration as a futures commission merchant, in order to satisfy any requirement in this part that it file a Form 1-FR, must file a Form 1-FR-FCM, and any reference in this part to Form 1-FR with respect to a futures commission merchant or applicant therefor shall be deemed to be a reference to Form 1-FR-FCM. Except as otherwise provided, an introducing broker or an applicant for registration as an introducing broker, in order to satisfy any requirement in this part that it file a Form 1-FR, must file a Form 1-FR-IB, and any reference in this part to Form 1-FR with respect to an introducing broker or applicant therefor shall be deemed to be a reference to Form 1-FR-IB.

(2) (i) (A) Except as provided in paragraphs (a)(3) and (h) of this section, each person who files an application for registration as a futures commission merchant and who is not so registered at the time of such filing, must, concurrently with the filing of such application, file either:

(*1*) A Form 1-FR-FCM certified by an independent public accountant in accordance with §1.16 as of a date not more than 45 days prior to the date on which such report is filed; or

(*2*) A Form 1-FR-FCM as of a date not more than 17 business days prior to the date on which such report is filed and a Form 1-FR-FCM certified by an independent public accountant in accordance with §1.16 as of a date not more than one year prior to the date on which such report is filed.

(B) Each such person must include with such financial report a statement describing the source of his current assets and representing that his capital has been contributed for the purpose of operating his business and will continue to be used for such purpose.

(ii) (A) Except as provided in paragraphs (a)(3) and (h) of this section, each person who files an application for registration as an introducing broker and who is not so registered at the time of such filing, must, concurrently with the filing of such application, file either:

(*1*) A Form 1-FR-IB certified by an independent public accountant in accordance with §1.16 as of a date not more than 45 days prior to the date on which such report is filed;

(*2*) A Form 1-FR-IB as of a date not more than 17 business days prior to the date on which such report is filed and a Form 1-FR-IB certified by an independent public accountant in accordance with §1.16 as of a date not more than one year prior to the date on which such report is filed;

(*3*) A Form 1-FR-IB as of a date not more than 17 business days prior to the date on which such report is filed, *Provided, however,* that such applicant shall be subject to a review by the applicant's designated self-regulatory organization within six months of registration; or

(*4*) A guarantee agreement.

(B) Each person filing in accordance with paragraphs (a)(2)(ii)(A) (*1*), (*2*) or (*3*) of this section must include with such financial report a statement describing the source of his current assets and representing that his capital has been contributed for the purpose of operating his business and will continue to be used for such purpose.

(3)(i) The provisions of paragraph (a)(2) of this section do not apply to any person succeeding to and continuing the business of another futures commission merchant. Each such person who files an application for registration as a futures commission merchant and who is not so registered in that capacity at the time of such filing must file a Form 1-FR-FCM as of the first month end following the date on which his registration is approved. Such report must be filed with the National Futures Association, the Commission and the designated self-regulatory organization, if any, not more than 17 business days after the date for which the report is made.

(ii) The provisions of paragraph (a)(2) of this section do not apply to any person succeeding to and continuing the business of another introducing broker.

(A) Each such person who succeeds to and continues the business of an introducing broker which was not operating pursuant to a guarantee agreement, or which was operating pursuant to a guarantee agreement and was also a securities broker or dealer at the time of succession, who files an application for registration as an introducing broker, and who is not so registered in that capacity at the time of such filing, must file with the National Futures Association either a guarantee agreement with his application for registration or a Form 1-FR-IB as of the first month end following the date on which his registration is approved. Such Form 1-FR-IB must be filed not more than 17 business days after the date for which the report is made.

(B) Each such person who succeeds to and continues the business of an introducing broker which was operating pursuant to a guarantee agreement and which was not also a securities broker or dealer at the time of succession, who files an application for registration as an introducing broker, and who is not so registered in that capacity at the time of such filing, must file with the National Futures Association either a guarantee agreement or a Form 1-FR-IB with his application for registration. If such person files a Form 1-FR-IB with his application for registration, such person must also file a Form 1-FR-IB, certified by an independent public accountant, as of a date no later than the end of the month registration is granted. The Form 1-FR-IB certified by an independent public accountant must be filed with the National Futures Association not more than 45 days after the date for which the report is made.

(b) *Filing of financial reports.* (1)(i) Except as provided in paragraphs (b)(3) and (h) of this section, each person registered as a futures commission merchant must file a Form 1-FR-FCM as of the close of business each month. Each Form 1-FR-FCM must be filed no later than 17 business days after the date for which the report is made.

(ii) In addition to the monthly financial reports required by paragraph (b)(1)(i) of this section, each person registered as a futures commission merchant must file a Form 1-FR-FCM as of the close of its fiscal year, which must be certified by an independent public accountant in accordance with §1.16, and must be filed no later than 90 days after the close of the futures commission merchant's fiscal year: *Provided, however,* that a registrant which is registered with the Securities and Exchange Commission as a securities broker or dealer must file this report not later than the time permitted for filing an annual audit report under §240.17a–5(d)(5) of this title.

(2)(i) Except as provided in paragraphs (b)(3) and (h) of this section, and except for an introducing broker operating pursuant to a guarantee agreement which is not also a securities broker or dealer, each person registered as an introducing broker must file a Form 1–FR–IB semiannually as of the middle and the close of each fiscal year. Each Form 1–FR–IB must be filed no later than 17 business days after the date for which the report is made.

(ii)(A) In addition to the financial reports required by paragraph (b)(2)(i) of this section, each person registered as an introducing broker must file a Form 1–FR–IB as of the close of its fiscal year which must be certified by an independent public accountant in accordance with §1.16 no later than 90 days after the close of each introducing broker's fiscal year: *Provided, however* , that a registrant which is registered with the Securities and Exchange Commission as a securities broker or dealer must file this report not later than the time permitted for filing an annual audit report under §240.17a–5(d)(5) of this title.

(B) If an introducing broker has filed previously a Form 1-FR-IB, certified by an independent public accountant in accordance with the provisions of paragraphs (a)(2)(ii) or (j)(8) of this section and §1.16 of this part, as of a date not more than one year prior to the close of such introducing broker's fiscal year, it need not have certified by an independent public accountant the Form 1-FR-IB filed as of the introducing broker's first fiscal year-end following the as of date of its initial certified Form 1-FR-IB. In such a case, the introducing broker's Form 1-FR-IB filed as of the close of the second fiscal year-end following the as of date of its initial certified Form 1-FR-IB must cover the period of time between those two dates and must be certified by an independent public accountant in accordance with §1.16 of this part.

(3) The provisions of paragraphs (b)(1) and (b)(2) of this section may be met by any person registered as a futures commission merchant or as an introducing broker who is a member of a designated self-regulatory organization and conforms to minimum financial standards and related reporting requirements set by such designated self-regulatory organization in its bylaws, rules, regulations, or resolutions and approved by the Commission pursuant to Section 4f(b) of the Act and §1.52: *Provided, however* , That each such registrant shall promptly file with the Commission a true and exact copy of each financial report which it files with such designated self-regulatory organization.

(4) Upon receiving written notice from any representative of the National Futures Association, the Commission or any self-regulatory organization of which it is a member, an applicant or registrant, except an applicant for registration as an introducing broker which has filed concurrently with its application for registration a guarantee agreement and which is not also a securities broker or dealer, must, monthly or at such times as specified, furnish the National Futures Association, the Commission or the self-regulatory organization requesting such information a Form 1–FR or such other financial information as requested by the National Futures Association, the Commission or the self-regulatory organization. Each such Form 1–FR or such other information must be furnished within the time period specified in the written notice, and in accordance with the provisions of paragraph (c) of this section.

(c) *Where to file reports.* (1) Form 1–FR filed by an introducing broker pursuant to paragraph (b)(2) of this section need be filed only with, and will be considered filed when received by, the National Futures Association. Other reports or information provided for in this section will be considered filed when

received by the regional office of the Commission with jurisdiction over the state in which the registrant's principal place of business is located and by the designated self-regulatory organization, if any; and reports or other information required to be filed by this section by an applicant for registration will be considered filed when received by the National Futures Association. Any report or information filed with the National Futures Association pursuant to this paragraph shall be deemed for all purposes to be filed with, and to be the official record of, the Commission.

(2)(i) Except as provided in the last sentence of this subparagraph, all filings or other notices prepared by a futures commission merchant pursuant to this section may be submitted to the Commission in electronic form using a form of user authentication assigned in accordance with procedures established by or approved by the Commission, and otherwise in accordance with instructions issued by or approved by the Commission, if the futures commission merchant or a designated self-regulatory organization has provided the Commission with the means necessary to read and to process the information contained in such report. A Form 1–FR required to be certified by an independent public accountant in accordance with §1.16 which is filed by a futures commission merchant must be filed in paper form and may not be filed electronically.

(ii) Except as provided in paragraph (h) of this section, all filings or other notices or applications prepared by an introducing broker or applicant for registration as an introducing broker or futures commission merchant pursuant to this section must be filed electronically in accordance with electronic filing procedures established by the National Futures Association. In the case of a Form 1–FR–IB that is required to be certified by an independent public accountant in accordance with §1.16, a paper copy of any such filing with the original manually signed certification must be maintained by the introducing broker or applicant for registration as an introducing broker in accordance with §1.31.

(3) Any information required of a registrant by a self-regulatory organization pursuant to paragraph (b)(4) of this section need be furnished only to such self-regulatory organization and the Commission, and any information required of an applicant by the National Futures Association pursuant to paragraph (b)(4) of this section need be furnished only to the National Futures Association and the Commission.

(4) Any guarantee agreement entered into between a futures commission merchant and an introducing broker in accordance with the provisions of this section need be filed only with, and will be considered filed when received by, the National Futures Association.

(d) *Contents of financial reports.* (1) Each Form 1–FR filed pursuant to this §1.10 which is not required to be certified by an independent public accountant must be completed in accordance with the instructions to the form and contain:

(i) A statement of financial condition as of the date for which the report is made;

(ii) Statements of income (loss) and a statement of changes in ownership equity for the period between the date of the most recent statement of financial condition filed with the Commission and the date for which the report is made;

(iii) A statement of changes in liabilities subordinated to claims of general creditors for the period between the date of the most recent statement of financial condition filed with the Commission and the date for which the report is made;

(iv) A statement of the computation of the minimum capital requirements pursuant to §1.17 as of the date for which the report is made;

(v) For a futures commission merchant only, the statements of segregation requirements and funds in segregation for customers trading on U.S. commodity exchanges and for customers' dealer options accounts, and the statement of secured amounts and funds held in separate accounts for foreign futures

and foreign options customers in accordance with §30.7 of this chapter as of the date for which the report is made; and

(vi) In addition to the information expressly required, such father material information as may be necessary to make the required statements and schedules not misleading.

(2) Each Form 1–FR filed pursuant to this §1.10 which is required to be certified by an independent public accountant must be completed in accordance with the instructions to the form and contain:

(i) A statement of financial condition as of the date for which the report is made;

(ii) Statements of income (loss), cash flows, changes in ownership equity, and changes in liabilities subordinated to claims of general creditors, for the period between the date of the most recent certified statement of financial condition filed with the Commission and the date for which the report is made: *Provided,* That for an applicant filing pursuant to paragraph (a)(2) of this section the period must be the year ending as of the date of the statement of financial condition;

(iii) A statement of the computation of the minimum capital requirements pursuant to §1.17 as of the date for which the report is made;

(iv) For a futures commission merchant only, the statements of segregation requirements and funds in segregation for customers trading on U.S. commodity exchanges and for customers' dealer options accounts, and the statement of secured amounts and funds held in separate accounts for foreign futures and foreign options customers in accordance with §30.7 of this chapter as of the date for which the report is made;

(v) Appropriate footnote disclosures;

(vi) A reconciliation, including appropriate explanations, of the statement of the computation of the minimum capital requirements pursuant to §1.17 and, for a futures commission merchant only, the statements of segregation requirements and funds in segregation for customers trading on U.S. commodity exchanges and for customers' dealer option accounts, and the statement of secured amounts and funds held in separate accounts for foreign futures and foreign options customers in accordance with §30.7 of this chapter, in the certified Form 1–FR with the applicant's or registrant's corresponding uncertified most recent Form 1–FR filing when material differences exist or, if no material differences exist, a statement so indicating; and

(vii) In addition to the information expressly required, such further material information as may be necessary to make the required statements not misleading.

(3) The statements required by paragraphs (d)(2)(i) and (d)(2)(ii) of this section may be presented in accordance with generally accepted accounting principles in the certified reports filed as of the close of the registrant's fiscal year pursuant to paragraphs (b)(1)(ii) or (b)(2)(ii) of this section or accompanying the application for registration pursuant to paragraph (a)(2) of this section, rather than in the format specifically prescribed by these regulations: *Provided,* the statement of financial condition is presented in a format as consistent as possible with the Form 1–FR and a reconciliation is provided reconciling such statement of financial condition to the statement of the computation of the minimum capital requirements pursuant to §1.17. Such reconciliation must be certified by an independent public accountant in accordance with §1.16.

(4) Attached to each Form 1–FR filed pursuant to this section must be an oath or affirmation that to the best knowledge and belief of the individual making such oath or affirmation the information contained in the Form 1–FR is true and correct. The individual making such oath or affirmation must be:

(i) If the registrant or applicant is a sole proprietorship, the proprietor; if a partnership, any general partner; if a corporation, the chief executive officer or chief financial officer; and, if a limited liability company or limited liability partnership, the chief executive officer, the chief financial officer, the manager, the managing member, or those members vested with the management authority for the limited liability company or limited liability partnership; or

(ii) If the registrant or applicant is registered with the Securities and Exchange Commission as a securities broker or dealer, the representative authorized under §240.17a–5 of this title to file for the securities broker or dealer its Financial and Operational Combined Uniform Single Report under the Securities Exchange Act of 1934, part II, part IIA, or part II CSE.

(iii) In the case of a Form 1–FR filed via electronic transmission in accordance with procedures established by or approved by the Commission, such transmission must be accompanied by the user authentication assigned to the authorized signer under such procedures, and the use of such user authentication will constitute and become a substitute for the manual signature of the authorized signer for the purpose of making the oath or affirmation referred to in this paragraph.

(e) *Election of fiscal year.* (1) An applicant wishing to establish a fiscal year other than the calendar year may do so by notifying the National Futures Association of its election of such fiscal year, in writing, concurrently with the filing of the Form 1–FR pursuant to paragraph (a)(2) of this section, but in no event may such fiscal year end more than one year from the date of the Form 1–FR filed pursuant to paragraph (a)(2) of this section. An applicant that does not so notify the National Futures Association will be deemed to have elected the calendar year as its fiscal year.

(2) (i) A registrant must continue to use its elected fiscal year, calendar or otherwise, unless a change in such fiscal year has been approved pursuant to this paragraph (e)(2).

(ii) *Futures commission merchant registrants.* (A) A futures commission merchant may file with its designated self-regulatory organization an application to change its fiscal year, a copy of which the registrant must file with the Commission. The application shall be approved or denied in writing by the designated self-regulatory organization. The registrant must file immediately with the Commission a copy of any notice it receives from the designated self-regulatory organization to approve or deny the registrant's application to change its fiscal year. A written notice of approval shall become effective upon the filing by the registrant of a copy with the Commission, and a written notice of denial shall be effective as of the date of the notice.

(B) A futures commission merchant that is registered with the Securities and Exchange Commission as a securities broker or dealer may file with its designated self-regulatory organization copies of any notice or application filed with its designated examining authority, pursuant to §240.17a–5(d)(1)(i) of this title, for a change in fiscal year or "as of" date for its annual audited financial statement. The registrant must also file immediately with the designated self-regulatory organization and the Commission copies of any notice it receives from its designated examining authority to approve or deny the registrant's request for change in fiscal year or "as of" date. Upon the receipt by the designated self-regulatory organization and the Commission of copies of any such notice of approval, the change in fiscal year or "as of" date referenced in the notice shall be deemed approved under this paragraph (e)(2).

(C) Any copy that under this paragraph (e)(2) is required to be filed with the Commission shall be filed with the regional office of the Commission with jurisdiction over the state in which the registrant's principal place of business is located, and any copy or application to be filed with the designated self-regulatory organization shall be filed at its principal place of business.

(iii) *Introducing broker registrants.* (A) An introducing broker may file with the National Futures Association an application to change its fiscal year, which shall be approved or denied in writing.

(B) An introducing broker that is registered with the Securities and Exchange Commission as a securities broker or dealer may file with the National Futures Association copies of any notice or application filed with its designated examining authority, pursuant to §240.17a–5(d)(1)(i) of this title, for a change in fiscal year or "as of" date for its annual audited financial statement. The registrant must also file immediately with the National Futures Association copies of any notice it receives from its designated examining authority to approve or deny the registrant's request for change in fiscal year or "as of" date. Upon the receipt by the National Futures Association of copies of any such notice of approval, the change in fiscal year or "as of" date referenced in the notice shall be deemed approved under this paragraph (e)(2).

(f) *Extension of time for filing uncertified reports.* (1) In the event a registrant finds that it cannot file its Form 1–FR, or, in accordance with paragraph (h) of this section, its Financial and Operational Combined Uniform Single Report under the Securities Exchange Act of 1934, part II, part IIA, or part II CSE (FOCUS report), for any period within the time specified in paragraphs (b)(1)(i) or (b)(2)(i) of this section without substantial undue hardship, it may request approval for an extension of time, as follows:

(i) *Futures commission merchant registrants* . (A) A futures commission merchant may file with its designated self-regulatory organization an application for extension of time, a copy of which the registrant must file with the Commission. The application shall be approved or denied in writing by the designated self-regulatory organization. The registrant must file immediately with the Commission a copy of any notice it receives from the designated self-regulatory organization to approve or deny the registrant's request for extension of time. A written notice of approval shall become effective upon the filing by the registrant of a copy with the Commission, and a written notice of denial shall be effective as of the date of the notice.

(B) A futures commission merchant that is registered with the Securities and Exchange Commission as a securities broker or dealer may file with its designated self-regulatory organization a copy of any application that the registrant has filed with its designated examining authority, pursuant to §240.17–a5(l)(5) of this title, for an extension of time to file its FOCUS report. The registrant must also file immediately with the designated self-regulatory organization and the Commission copies of any notice it receives from its designated examining authority to approve or deny the requested extension of time. Upon receipt by the designated self-regulatory organization and the Commission of copies of any such notice of approval, the requested extension of time referenced in the notice shall be deemed approved under this paragraph (f)(1).

(C) Any copy that under this subparagraph (f)(1)(i) is required to be filed with the Commission shall be filed with the regional office of the Commission with jurisdiction over the state in which the registrant's principal place of business is located.

(ii) *Introducing broker registrants* . (A) An introducing broker may file with the National Futures Association an application for extension of the time, which shall be approved or denied in writing.

(B) An introducing broker that is registered with the Securities and Exchange Commission as a securities broker or dealer may file with the National Futures Association copies of any application that the registrant has filed with its designated examining authority, pursuant to §240.17–a5(l)(5) of this title, for an extension of time to file its FOCUS report. The registrant must also file immediately with the National Futures Association copies of any notice it receives from its designated examining authority to approve or deny the requested extension of time. Upon the receipt by the National Futures Association of a copy of any such notice of approval, the requested extension of time referenced in the notice shall be deemed approved under this paragraph (f)(1)(ii).

(2) In the event an applicant finds that it cannot file its report for any period within the time specified in paragraph (b)(4) of this section without substantial undue hardship, it may file with the National Futures Association an application for an extension of time to a specified date which may not be more than 90 days after the date as of which the financial statements were to have been filed. The application must state the reasons for the requested extension and must contain an agreement to file the report on or before the specified date. The application must be received by the National Futures Association before

the time specified in paragraph (b)(4) of this section for filing the report. Notice of such application must be filed with the regional office of the Commission with jurisdiction over the state in which the applicant's principal place of business is located concurrently with the filing of such application with the National Futures Association. Within ten calendar days after receipt of the application for an extension of time, the National Futures Association shall:

(i) Notify the applicant of the grant or denial of the requested extension; or

(ii) Indicate to the applicant that additional time is required to analyze the request, in which case the amount of time needed will be specified.

(g) *Public availability of reports.* (1) Forms 1–FR filed pursuant to this section, and FOCUS reports filed in lieu of Forms 1–FR pursuant to paragraph (h) of this section, will be treated as exempt from mandatory public disclosure for purposes of the Freedom of Information Act and the Government in the Sunshine Act and parts 145 and 147 of this chapter, except for the information described in paragraph (g)(2) of this section.

(2) The following information in Forms 1–FR, and the same or equivalent information in FOCUS reports filed in lieu of Forms 1–FR, will be publicly available:

(i) The amount of the applicant's or registrant's adjusted net capital; the amount of its minimum net capital requirement under §1.17 of this chapter; and the amount of its adjusted net capital in excess of its minimum net capital requirement; and

(ii) The following statements and footnote disclosures thereof: the Statement of Financial Condition in the certified annual financial reports of futures commission merchants and introducing brokers; the Statements (to be filed by a futures commission merchant only) of Segregation Requirements and Funds in Segregation for customers trading on U.S. commodity exchanges and for customers' dealer options accounts, and the Statement (to be filed by a futures commission merchant only) of Secured Amounts and Funds held in Separate Accounts for foreign futures and foreign options customers in accordance with §30.7 of this chapter.

(3) [Reserved]

(4) All information that is exempt from mandatory public disclosure under paragraph (g)(1) of this section will, however, be available for official use by any official or employee of the United States or any State, by any self-regulatory organization of which the person filing such report is a member, by the National Futures Association in the case of an applicant, and by any other person to whom the Commission believes disclosure of such information is in the public interest. Nothing in this paragraph (g) will limit the authority of any self-regulatory organization to request or receive any information relative to its members' financial condition.

(5) The independent accountant's opinion and a guarantee agreement filed pursuant to this section will be deemed public information.

(h) *Filing option available to a futures commission merchant or an introducing broker that is also a securities broker or dealer.* Any applicant or registrant which is registered with the Securities and Exchange Commission as a securities broker or dealer may comply with the requirements of this section by filing (in accordance with paragraphs (a), (b), (c), and (j) of this section) a copy of its Financial and Operational Combined Uniform Single Report under the Securities Exchange Act of 1934, Part II, Part IIA, or Part II CSE (FOCUS Report), in lieu of Form 1–FR; *Provided, however* , That all information which is required to be furnished on and submitted with Form 1–FR is provided with such FOCUS Report; and *Provided, further* , That a certified FOCUS Report filed by an introducing broker or applicant for registration as an introducing broker in lieu of a certified Form 1–FR–IB must be filed according to National Futures Association rules, either in paper form or electronically, in accordance with procedures

established by the National Futures Association, and if filed electronically, a paper copy of such filing with the original manually signed certification must be maintained by such introducing broker or applicant in accordance with §1.31.

(i) *Filing option available to an introducing broker or applicant for registration as an introducing broker which is also a country elevator.* Any introducing broker or applicant for registration as an introducing broker which is also a country elevator but which is not also a securities broker or dealer may comply with the requirements of this section by filing (in accordance with paragraphs (a), (b) and (c) of this section) a copy of a financial report prepared by a grain commission firm which has been authorized by the Deputy Vice President of the Commodity Credit Corporation of the United States Department of Agriculture to provide a compilation report of financial statements of warehousemen for purposes of Uniform Grain Storage Agreements, and which complies with the standards for independence set forth in §1.16(b)(2) with respect to the registrant or applicant: *Provided, however,* That all information which is required to be furnished on and submitted with Form 1–FR is provided with such financial report, including a statement of the computation of the minimum capital requirements pursuant to §1.17: *And, provided further,* That the balance sheet is presented in a format as consistent as possible with the Form 1–FR and a reconciliation is provided reconciling such balance sheet to the statement of the computation of the minimum capital requirements pursuant to §1.17. Attached to each financial report filed pursuant to this paragraph (i) must be an oath or affirmation that to the best knowledge and belief of the individual making such oath or affirmation the information contained therein is true and correct. If the applicant or registrant is a sole proprietorship, then the oath or affirmation must be made by the proprietor; if a partnership, by a general partner; or if a corporation, by the chief executive officer or chief financial officer.

(j) *Requirements for guarantee agreement.* (1) A guarantee agreement filed pursuant to this section must be signed in a manner sufficient to be a binding guarantee under local law by an appropriate person on behalf of the futures commission merchant or retail foreign exchange dealer and the introducing broker, and each signature must be accompanied by evidence that the signatory is authorized to enter the agreement on behalf of the futures commission merchant, retail foreign exchange dealer, or introducing broker and is such an appropriate person. For purposes of this paragraph (j), an appropriate person shall be the proprietor, if the firm is a sole proprietorship; a general partner, if the firm is a partnership; and either the chief executive officer or the chief financial officer, if the firm is a corporation; and, if the firm is a limited liability company or limited liability partnership, either the chief executive officer, the chief financial officer, the manager, the managing member, or those members vested with the management authority for the limited liability company or limited liability partnership.

(2) No futures commission merchant or retail foreign exchange dealer may enter into a guarantee agreement if:

(i) It knows or should have known that its adjusted net capital is less than the amount set forth in §1.12(b) of this part or §5.6(b) of this chapter, as applicable; or

(ii) There is filed against the futures commission merchant or retail foreign exchange dealer an adjudicatory proceeding brought by or before the Commission pursuant to the provisions of sections 6(c), 6(d), 6c, 6d, 8a or 9 of the Act or §§3.55, 3.56 or 3.60 of this chapter.

(3) A retail foreign exchange dealer may enter into a guarantee agreement only with an introducing broker as defined in §5.1(f)(1) of this chapter. A retail foreign exchange dealer may not enter into a guarantee agreement with an introducing broker as defined in §1.3(mm) of this part.

(4) A guarantee agreement filed in connection with an application for initial registration as an introducing broker in accordance with the provisions of §3.10(a) of this chapter shall become effective upon the granting of registration or, if appropriate, a temporary license, to the introducing broker. A guarantee agreement filed other than in connection with an application for initial registration as an introducing broker shall become effective as of the date agreed to by the parties.

(5)(i) If the registration of the introducing broker is suspended, revoked, or withdrawn in accordance with the provisions of this chapter, the guarantee agreement shall expire as of the date of such suspension, revocation or withdrawal.

(ii) If the registration of the futures commission merchant or retail foreign exchange dealer is suspended or revoked, the guarantee agreement shall expire 30 days after such suspension or revocation, or at such earlier time as may be approved by the Commission, the introducing broker, and the introducing broker's designated self-regulatory organization.

(6) A guarantee agreement may be terminated at any time during the term thereof:

(i) By mutual written consent of the parties, signed by an appropriate person on behalf of each party, with prompt written notice thereof, signed by an appropriate person on behalf of each party, to the Commission and to the designated self-regulatory organizations of the futures commission merchant or retail foreign exchange dealer and the introducing broker;

(ii) For good cause shown, by either party giving written notice of its intention to terminate the agreement, signed by an appropriate person, to the other party to the agreement, to the Commission, and to the designated self-regulatory organizations of the futures commission merchant or retail foreign exchange dealer and the introducing broker; or

(iii) By either party giving written notice of its intention to terminate the agreement, signed by an appropriate person, at least 30 days prior to the proposed termination date, to the other party to the agreement, to the Commission, and to the designated self-regulatory organizations of the futures commission merchant or retail foreign exchange dealer and the introducing broker.

(7) The termination of a guarantee agreement by a futures commission merchant, retail foreign exchange dealer or an introducing broker, or the expiration of such an agreement, shall not relieve any party from any liability or obligation arising from acts or omissions which occurred during the term of the agreement.

(8) An introducing broker may not simultaneously be a party to more than one guarantee agreement: *Provided, however,* That the provisions of this paragraph (j)(8) shall not be deemed to preclude an introducing broker from entering into a guarantee agreement with another futures commission merchant or retail foreign exchange dealer if the introducing broker, futures commission merchant or retail foreign exchange dealer which is a party to the existing agreement has provided notice of termination of the existing agreement in accordance with the provisions of paragraph (j)(6) of this section, and the new guarantee agreement does not become effective until the day following the date of termination of the existing agreement: *And, provided further,* That the provisions of this paragraph (j)(8) shall not be deemed to preclude an introducing broker from entering into a guarantee agreement with another futures commission merchant or retail foreign exchange dealer if the futures commission merchant or retail foreign exchange dealer which is a party to the existing agreement ceases to remain registered and the existing agreement would therefore expire in accordance with the provisions of paragraph (j)(6)(ii) of this section.

(9)(i)(A) An introducing broker that is a party to a guarantee agreement that has been terminated in accordance with the provisions of paragraph (j)(6) of this section, or that is due to expire in accordance with the provisions of paragraph (j)(5)(ii) of this section, must cease doing business as an introducing broker on or before the effective date of such termination or expiration unless, on or before 10 days prior to the effective date of such termination or expiration or such other period of time as the Commission or the designated self-regulatory organization may allow for good cause shown, the introducing broker files with its designated self-regulatory organization either a new guarantee agreement effective as of the day following the date of termination of the existing agreement, or, in the case of a guarantee agreement that is due to expire in accordance with the provisions of paragraph (j)(4)(ii) of this section, a new guarantee agreement effective on or before such expiration, or either:

(*1*) A Form 1–FR–IB certified by an independent public accountant in accordance with §1.16 as of a date not more than 45 days prior to the date on which the report is filed; or

(*2*) A Form 1–FR–IB as of a date not more than 17 business days prior to the date on which the report is filed and a Form 1–FR–IB certified by an independent public accountant in accordance with §1.16 as of a date not more than one year prior to the date on which the report is filed: *Provided, however,* that an introducing broker as defined in §5.1(f)(1) of this chapter that is party to a guarantee agreement that has been terminated or that has expired must cease doing business as an introducing broker on or before the effective date of such termination or expiration unless, on or before 10 days prior to the effective date of such termination or expiration or such other period of time as the Commission or the designated self-regulatory organization may allow for good cause shown, the introducing broker files with its designated self-regulatory organization a new guarantee agreement effective on or before the termination or expiration date of the terminating or expiring guarantee agreement.

(B) Each person filing a Form 1–FR–IB in accordance with this section must include with the financial report a statement describing the source of his current assets and representing that his capital has been contributed for the purpose of operating his business and will continue to be used for such purpose.

(ii)(A) Notwithstanding the provisions of paragraph (j)(9)(i) of this section or of §1.17(a), an introducing broker that is a party to a guarantee agreement that has been terminated in accordance with the provisions of paragraph (j)(6)(ii) of this section shall not be deemed to be in violation of the minimum adjusted net capital requirement of §1.17(a)(1)(iii) or (a)(2) for 30 days following such termination. Such an introducing broker must cease doing business as an introducing broker on or after the effective date of such termination, and may not resume doing business as an introducing broker unless and until it files a new agreement or either:

(*1*) A Form 1–FR–IB certified by an independent public accountant in accordance with §1.16 as of a date not more than 45 days prior to the date on which the report is filed; or

(*2*) A Form 1–FR–IB as of a date not more than 17 business days prior to the date on which the report is filed and a Form 1–FR–IB certified by an independent public accountant in accordance with §1.16 as of a date not more than one year prior to the date on which the report is filed: *Provided, however,* that an introducing broker as defined in §5.1(f)(1) of this chapter that is party to a guarantee agreement that has been terminated must cease doing business as an introducing broker from and after the effective date of such termination, and may not resume doing business as an introducing broker as defined in §5.1(f)(1) of this chapter unless and until it files a new guarantee agreement.

(B) Each person filing a Form 1–FR–IB in accordance with this section must include with the financial report a statement describing the source of his current assets and representing that his capital has been contributed for the purpose of operating his business and will continue to be used for such purpose.

(k) *Filing option available to an introducing broker.* (1) Any introducing broker or applicant for registration as an introducing broker which is not operating or intending to operate pursuant to a guarantee agreement may comply with the requirements of this section by filing (in accordance with paragraphs (a), (b) and (c) of this section) a Form 1-FR-IB in lieu of a Form 1-FR-FCM.

(2) If an introducing broker or applicant therefor avails itself of the filing option available under paragraph (k)(1) of this section, the report required to be filed in accordance with §1.16(c)(5) of this part must be filed as of the date of the Form 1-FR-IB being filed, and such an introducing broker or applicant therefor must maintain its financial records and make its monthly formal computation of its adjusted net capital, as required by §1.18 of this part, in a manner consistent with Form 1-FR-IB.

Adopted October 17, 2012 (12-26).

520. Compliance with Commission Regulation 1.12 - Maintenance of Minimum Financial Requirements by Futures Commission Merchants and Introducing Brokers

Any Trading Privilege Holder subject to Commission Regulation 1.12 that violates Commission Regulation 1.12 shall be deemed to have violated this Rule 520. Commission Regulation 1.12 is set forth below and incorporated into this Rule 520.

Commission Regulation 1.12 - Maintenance of minimum financial requirements by futures commission merchants and introducing brokers.

(a) Each person registered as a futures commission merchant or who files an application for registration as a futures commission merchant, and each person registered as an introducing broker or who files an application for registration as an introducing broker (except for an introducing broker or applicant for registration as an introducing broker operating pursuant to, or who has filed concurrently with its application for registration, a guarantee agreement and who is not also a securities broker or dealer), who knows or should have known that its adjusted net capital at any time is less than the minimum required by §1.17 or by the capital rule of any self-regulatory organization to which such person is subject, if any, must:

(1) Give telephonic notice, to be confirmed in writing by facsimile notice, as set forth in paragraph (i) of this section that the applicant's or registrant's adjusted net capital is less than required by §1.17 or by other capital rule, identifying the applicable capital rule. The notice must be given immediately after the applicant or registrant knows or should know that its adjusted net capital is less than required by any of the aforesaid rules to which the applicant or registrant is subject; and

(2) Provide together with such notice documentation in such form as necessary to adequately reflect the applicant's or registrant's capital condition as of any date such person's adjusted net capital is less than the minimum required. The applicant or registrant must provide similar documentation for other days as the Commission may request.

(b) Each person registered as a futures commission merchant, or who files an application for registration as a futures commission merchant, who knows or should have known that its adjusted net capital at any time is less than the greatest of:

(1) 150 percent of the minimum dollar amount required by §1.17(a)(1)(i)(A);

(2) 110 percent of the amount required by §1.17(a)(1)(i)(B);

(3) 150 percent of the amount of adjusted net capital required by a registered futures association of which it is a member, unless such amount has been determined by a margin-based capital computation set forth in the rules of the registered futures association, and such amount meets or exceeds the amount of adjusted net capital required under the margin-based capital computation set forth in §1.17(a)(1)(i)(B), in which case the required percentage is 110 percent, or

(4) For securities brokers or dealers, the amount of net capital specified in Rule 17a–11(c) of the Securities and Exchange Commission (17 CFR 240.17a–11(c)), must file written notice to that effect as set forth in paragraph (i) of this section within twenty-four (24) hours of such event.

(c) If an applicant or registrant at any time fails to make or keep current the books and records required by these regulations, such applicant or registrant must, on the same day such event occurs, provide facsimile notice of such fact, specifying the books and records which have not been made or which are not current, and within forty-eight (48) hours after giving such notice file a written report stating what steps have been and are being taken to correct the situation.

(d) Whenever any applicant or registrant discovers or is notified by an independent public accountant, pursuant to §1.16(e)(2) of this chapter, of the existence of any material inadequacy, as specified in §1.16(d)(2) of this chapter, such applicant or registrant must give facsimile notice of such material inadequacy within twenty-four (24) hours, and within forty-eight (48) hours after giving such notice file a written report stating what steps have been and are being taken to correct the material inadequacy.

(e) Whenever any self-regulatory organization learns that a member registrant has failed to file a notice or written report as required by §1.12, that self-regulatory organization must immediately report this failure by telephone, confirmed in writing immediately by facsimile notice, as provided in paragraph (i) of this section.

(f)(1) [Reserved]

(2) Whenever a registered futures commission merchant determines that any position it carries for another registered futures commission merchant or for a registered leverage transaction merchant must be liquidated immediately, transferred immediately or that the trading of any account of such futures commission merchant or leverage transaction merchant shall be only for purposes of liquidation, because the other futures commission merchant or the leverage transaction merchant has failed to meet a call for margin or to make other required deposits, the carrying futures commission merchant must immediately give telephonic notice, confirmed in writing immediately by facsimile notice, of such a determination to the principal office of the Commission at Washington, DC.

(3) Whenever a registered futures commission merchant determines that an account which it is carrying is undermargined by an amount which exceeds the futures commission merchant's adjusted net capital determined in accordance with §1.17, the futures commission merchant must immediately give telephonic notice, confirmed in writing immediately by facsimile notice, of such a determination to the designated self-regulatory organization and the principal office of the Commission at Washington, DC. This paragraph (f)(3) shall apply to any account carried by the futures commission merchant, whether a customer, noncustomer, omnibus or proprietary account. For purposes of this paragraph (f)(3), if any person has an interest of 10 percent or more in ownership or equity in, or guarantees, more than one account, or has guaranteed an account in addition to his own account, all such accounts shall be combined. A designated self-regulatory organization may grant an exemption from the provisions of this paragraph to a futures commission merchant with respect to any particular account on a continuous basis provided the designated self-regulatory organization documents the reasons for granting such an exemption and continues to monitor any such account.

(4) A futures commission merchant shall report immediately by telephone, confirmed immediately in writing by facsimile notice, whenever any commodity interest account it carries is subject to a margin call, or call for other deposits required by the futures commission merchant, that exceeds the futures commission merchant's excess adjusted net capital, determined in accordance with §1.17, and such call has not been answered by the close of business on the day following the issuance of the call. This applies to all accounts carried by the futures commission merchant, whether customer, noncustomer, or omnibus, that are subject to margining, including commodity futures and options. In addition to actual margin deposits by an account owner, a futures commission merchant may also take account of favorable market moves in determining whether the margin call is required to be reported under this paragraph.

(5)(i) A futures commission merchant shall report immediately by telephone, confirmed immediately in writing by facsimile notice, whenever its excess adjusted net capital is less than six percent of the maintenance margin required by the futures commission merchant on all positions held in accounts of a noncustomer other than a noncustomer who is subject to the minimum financial requirements of:

(A) A futures commission merchant, or

(B) The Securities and Exchange Commission for a securities broker and dealer.

(ii) For purposes of paragraph (f)(5)(i) of this section, maintenance margin shall include all deposits which the futures commission merchant requires the noncustomer to maintain in order to carry its positions at the futures commission merchant.

(g) A futures commission merchant shall provide written notice of a substantial reduction in capital as compared to that last reported in a financial report filed with the Commission pursuant to §1.10. This notice shall be provided as follows:

(1) If any event or series of events, including any withdrawal, advance, loan or loss cause, on a net basis, a reduction in net capital (or, if the futures commission merchant is qualified to use the filing option available under §1.10(h), tentative net capital as defined in the rules of the Securities and Exchange Commission) of 20 percent or more, notice must be provided within two business days of the event or series of events causing the reduction; and

(2) If equity capital of the futures commission merchant or a subsidiary or affiliate of the futures commission merchant consolidated pursuant to §1.17(f) (or 17 CFR 240.15c3–1e) would be withdrawn by action of a stockholder or a partner or a limited liability company member or by redemption or repurchase of shares of stock by any of the consolidated entities or through the payment of dividends or any similar distribution, or an unsecured advance or loan would be made to a stockholder, partner, sole proprietor, limited liability company member, employee or affiliate, such that the withdrawal, advance or loan would cause, on a net basis, a reduction in excess adjusted net capital (or, if the futures commission merchant is qualified to use the filing option available under §1.10(h), excess net capital as defined in the rules of the Securities and Exchange Commission) of 30 percent or more, notice must be provided at least two business days prior to the withdrawal, advance or loan that would cause the reduction: *Provided, however,* That the provisions of paragraphs (g)(1) and (g)(2) of this section do not apply to any futures or securities transaction in the ordinary course of business between a futures commission merchant and any affiliate where the futures commission merchant makes payment to or on behalf of such affiliate for such transaction and then receives payment from such affiliate for such transaction within two business days from the date of the transaction.

(3) Upon receipt of such notice from a futures commission merchant, the Director of the Division of Clearing and Intermediary Oversight or the Director's designee may require that the futures commission merchant provide or cause a Material Affiliated Person (as that term is defined in §1.14(a)(2)) to provide, within three business days from the date of request or such shorter period as the Division Director or designee may specify, such other information as the Division Director or designee determines to be necessary based upon market conditions, reports provided by the futures commission merchant, or other available information.

(h) Whenever a person registered as a futures commission merchant knows or should know that the total amount of its funds on deposit in segregated accounts on behalf of customers, or that the total amount set aside on behalf of customers trading on non-United States markets, is less than the total amount of such funds required by the Act and the Commission's rules to be on deposit in segregated or secured amount accounts on behalf of such customers, the registrant must report such deficiency immediately by telephone notice, confirmed immediately in writing by facsimile notice, to the registrant's designated self-regulatory organization and the principal office of the Commission in Washington, DC, to the attention of the Director and the Chief Accountant of the Division of Clearing and Intermediary Oversight.

(i)(1) Every notice and written report required to be given or filed by this section (except for notices required by paragraph (f) of this section) by a futures commission merchant or a self-regulatory organization must be filed with the regional office of the Commission with jurisdiction over the state in which the registrant's principal place of business is located, with the principal office of the Commission in Washington, DC, with the designated self-regulatory organization, if any; and with the Securities and Exchange Commission, if such registrant is a securities broker or dealer. Every notice and written report required to be given or filed by this section by an applicant for registration as a futures commission merchant must be filed with the National Futures Association (on behalf of the Commission), with the designated self-regulatory organization, if any, and with the Securities and Exchange Commission, if such

applicant is a securities broker or dealer. Any notice or report filed with the National Futures Association pursuant to this paragraph shall be deemed for all purposes to be filed with, and to be the official record of, the Commission.

(2) Every notice and written report which an introducing broker or applicant for registration as an introducing broker is required to give or file by paragraphs (a), (c) and (d) of this section must be filed with the National Futures Association (on behalf of the Commission), with the designated self-regulatory organization, if any, and with every futures commission merchant carrying or intending to carry customer accounts for the introducing broker or applicant for registration as an introducing broker. Any notice or report filed with the National Futures Association pursuant to this paragraph shall be deemed for all purposes to be filed with, and to be the official record of, the Commission.

(3) Every notice or report required to be provided in writing to the Commission under this section may, in lieu of facsimile, be filed via electronic transmission using a form of user authentication assigned in accordance with procedures established by or approved by the Commission, and otherwise in accordance with instructions issued by or approved by the Commission. Any such electronic submission must clearly indicate the registrant or applicant on whose behalf such filing is made and the use of such user authentication in submitting such filing will constitute and become a substitute for the manual signature of the authorized signer.

Adopted October 17, 2012 (12-26).

521. Compliance with Commission Regulation 1.17 - Minimum Financial Requirements for Futures Commission Merchants and Introducing Brokers

Any Trading Privilege Holder subject to Commission Regulation 1.17 that violates Commission Regulation 1.17 shall be deemed to have violated this Rule 521. Commission Regulation 1.17 is set forth below and incorporated into this Rule 521.

Commission Regulation 1.17 - Minimum financial requirements for futures commission merchants and Introducing brokers.

(a)(1)(i) Except as provided in paragraph (a)(2)(i) of this section, each person registered as a futures commission merchant must maintain adjusted net capital equal to or in excess of the greatest of:

(A) $1,000,000;

(B) The futures commission merchant's risk-based capital requirement, computed as eight percent of the total risk margin requirement for positions carried by the futures commission merchant in customer accounts and noncustomer accounts.

(C) The amount of adjusted net capital required by a registered futures association of which it is a member; or

(D) For securities brokers and dealers, the amount of net capital required by Rule 15c3–1(a) of the Securities and Exchange Commission (17 CFR 240.15c3–1(a)).

(ii) Each person registered as a futures commission merchant engaged in soliciting or accepting orders and customer funds related thereto for the purchase or sale of any commodity for future delivery or any commodity option on or subject to the rules of a registered derivatives transaction execution facility from any customer who does not qualify as an "institutional customer" as defined in §1.3(g) must:

(A) Be a clearing member of a derivatives clearing organization and maintain net capital in the amount of the greater of $20,000,000 or the amounts otherwise specified in paragraph (a)(1)(i) of this section; or

(B) Receive orders on behalf of the customer from a commodity trading advisor acting in accordance with §4.32 of this chapter.

(iii) Except as provided in paragraph (a)(2) of this section, each person registered as an introducing broker must maintain adjusted net capital equal to or in excess of the greatest of:

(A) $45,000;

(B) The amount of adjusted net capital required by a registered futures association of which it is a member; or

(C) For securities brokers and dealers, the amount of net capital required by Rule 15c3–1(a) of the Securities and Exchange Commission (17 CFR 240.15c3–1(a)).

(2)(i) The requirements of paragraph (a)(1) of this section shall not be applicable if the registrant is a member of a designated self-regulatory organization and conforms to minimum financial standards and related reporting requirements set by such designated self-regulatory organization in its bylaws, rules, regulations or resolutions approved by the Commission pursuant to section 4f(b) of the Act and §1.52.

(ii) The minimum requirements of paragraph (a)(1)(iii) of this section shall not be applicable to an introducing broker which elects to meet the alternative adjusted net capital requirement for introducing brokers by operation pursuant to a guarantee agreement which meets the requirements set forth in §1.10(j). Such an introducing broker shall be deemed to meet the adjusted net capital requirement under this section so long as such agreement is binding and in full force and effect, and, if the introducing broker is also a securities broker or dealer, it maintains the amount of net capital required by Rule 15c3–1(a) of the Securities and Exchange Commission (17 CFR 240.15c3–1(a)).

(3) No person applying for registration as a futures commission merchant or as an introducing broker shall be so registered unless such person affirmatively demonstrates to the satisfaction of the National Futures Association that it complies with the financial requirements of this section. Each registrant must be in compliance with this section at all times and must be able to demonstrate such compliance to the satisfaction of the Commission or the designated self-regulatory organization.

(4) A futures commission merchant who is not in compliance with this section, or is unable to demonstrate such compliance as required by paragraph (a)(3) of this section, must transfer all customer accounts and immediately cease doing business as a futures commission merchant until such time as the firm is able to demonstrate such compliance: *Provided, however,* The registrant may trade for liquidation purposes only unless otherwise directed by the Commission and/or the designated self-regulatory organization: *And, Provided further,* That if such registrant immediately demonstrates to the satisfaction of the Commission or the designated self-regulatory organization the ability to achieve compliance, the Commission or the designated self-regulatory organization may in its discretion allow such registrant up to a maximum of 10 business days in which to achieve compliance without having to transfer accounts and cease doing business as required above. Nothing in this paragraph (a)(4) shall be construed as preventing the Commission or the designated self-regulatory organization from taking action against a registrant for non-compliance with any of the provisions of this section.

(5) An introducing broker who is not in compliance with this section, or is unable to demonstrate such compliance as required by paragraph (a)(3) of this section, must immediately cease doing business as an introducing broker until such time as the registrant is able to demonstrate such compliance: *Provided, however,* That if such registrant immediately demonstrates to the satisfaction of the Commission or the designated self-regulatory organization the ability to achieve compliance, the Commission or the designated self-regulatory organization may in its discretion allow such registrant up to a maximum of 10

business days in which to achieve compliance without having to cease doing business as required above. If the introducing broker is required to cease doing business in accordance with this paragraph (a)(5), the introducing broker must immediately notify each of its customers and the futures commission merchants carrying the account of each customer that it has ceased doing business. Nothing in this paragraph (a)(5) shall be construed as preventing the Commission or the designated self-regulatory organization from taking action against a registrant for non-compliance with any of the provisions of this section.

(b) For the purposes of this section:

(1) Where the applicant or registrant has an asset or liability which is defined in Securities Exchange Act Rule 15c3–1 (§240.15c3–1 of this title) the inclusion or exclusion of all or part of such asset or liability for the computation of adjusted net capital shall be in accordance with §240.15c3–1 of this title, unless specifically stated otherwise in this section.

(2) *Customer* means customer (as defined in §1.3(k)), option customer (as defined in §1.3(jj) and in §32.1(c) of this chapter), cleared over the counter customer (as defined in §1.17(b)(10)), and includes a foreign futures, foreign options customer (as defined in §30.1(c) of this chapter).

(3) *Proprietary account* means an account in which commodity futures, options or cleared over the counter derivative positions are carried on the books of the applicant or registrant for the applicant or registrant itself, or for general partners in the applicant or registrant.

(4) *Noncustomer account* means an account in which commodity futures, options or cleared over the counter derivative positions are carried on the books of the applicant or registrant which is either:

(i) An account that is not included in the definition of customer (as defined in §1.17(b)(2)) or proprietary account (as defined in §1.17(b)(3)), or

(ii) An account for a foreign-domiciled person trading futures or options on a foreign board of trade, and such account is a proprietary account as defined in §1.3(y) of this title, but is not a proprietary account as defined in §1.17(b)(3).

(5) *Clearing organization* means clearing organization (as defined in §1.3(d)) and includes a clearing organization of any board of trade.

(6) *Business day* means any day other than a Sunday, Saturday, or holiday.

(7) *Customer account* means an account in which commodity futures, options or cleared over the counter derivative positions are carried on the books of the applicant or registrant which is either:

(i) An account that is included in the definition of customer (as defined in §1.17(b)(2)), or

(ii) An account for a foreign-domiciled person trading on a foreign board of trade, where such account for the foreign-domiciled person is not a proprietary account (as defined in §1.17(b)(3)) or a noncustomer account (as defined in §1.17(b)(4)(ii)).

(8) *Risk margin* for an account means the level of maintenance margin or performance bond required for the customer or noncustomer positions by the applicable exchanges or clearing organizations, and, where margin or performance bond is required only for accounts at the clearing organization, for purposes of the FCM's risk-based capital calculations applying the same margin or performance bond requirements to customer and noncustomer positions in accounts carried by the FCM, subject to the following.

(i) Risk margin does not include the equity component of short or long option positions maintained in an account;

(ii) The maintenance margin or performance bond requirement associated with a long option position may be excluded from risk margin to the extent that the value of such long option position does not reduce the total risk maintenance or performance bond requirement of the account that holds the long option position;

(iii) The risk margin for an account carried by a futures commission merchant which is not a member of the exchange or the clearing organization that requires collection of such margin should be calculated as if the futures commission merchant were such a member; and

(iv) If a futures commission merchant does not possess sufficient information to determine what portion of an account's total margin requirement represents risk margin, all of the margin required by the exchange or the clearing organization that requires collection of such margin for that account, shall be treated as risk margin.

(9) *Cleared over the counter derivative positions* means "over the counter derivative instrument" (as defined in 12 U.S.C. 4421) positions of any person in accounts carried on the books of the futures commission merchant and cleared by any organization permitted to clear such instruments under the laws of the relevant jurisdiction.

(10) *Cleared over the counter customer* means any person that is not a proprietary person as defined in §1.3(y) and for whom the futures commission merchant carries on its books one or more accounts for the over the counter-cleared derivative positions of such person.

(c) Definitions: For the purposes of this section:

(1) *Net capital* means the amount by which current assets exceed liabilities. In determining "net capital":

(i) Unrealized profits shall be added and unrealized losses shall be deducted in the accounts of the applicant or registrant, including unrealized profits and losses on fixed price commitments and forward contracts;

(ii) All long and all short positions in commodity options which are traded on a contract market and listed security options shall be marked to their market value and all long and all short securities and commodities positions shall be marked to their market value;

(iii) The value attributed to any commodity option which is not traded on a contract market shall be the difference between the option's strike price and the market value for the physical or futures contract which is the subject of the option. In the case of a call commodity option which is not traded on a contract market, if the market value for the physical or futures contract which is the subject of the option is less than the strike price of the option, it shall be given no value. In the case of a put commodity option which is not traded on a contract market, if the market value for the physical or futures contract which is the subject of the option is more than the strike price of the option, it shall be given no value; and

(iv) The value attributed to any unlisted security option shall be the difference between the option's exercise value or striking value and the market value of the underlying security. In the case of an unlisted call, if the market value of the underlying security is less than the exercise value or striking value of such call, it shall be given no value; and, in the case of an unlisted put, if the market value of the underlying security is more than the exercise value or striking value of the unlisted put, it shall be given no value.

(2) The term *current assets* means cash and other assets or resources commonly identified as those which are reasonably expected to be realized in cash or sold during the next 12 months. "Current assets" shall:

(i) Exclude any unsecured commodity futures or option account containing a ledger balance and open trades, the combination of which liquidates to a deficit or containing a debit ledger balance only: *Provided, however,* Deficits or debit ledger balances in unsecured customers', non-customers', and proprietary accounts, which are the subject of calls for margin or other required deposits may be included in current assets until the close of business on the business day following the date on which such deficit or debit ledger balance originated providing that the account had timely satisfied, through the deposit of new funds, the previous day's debit or deficits, if any, in its entirety.

(ii) Exclude all unsecured receivables, advances and loans except for:

(A) Receivables resulting from the marketing of inventories commonly associated with the business activities of the applicant or registrant and advances on fixed price purchases commitments: *Provided,* Such receivables or advances are outstanding no longer than 3 calendar months from the date that they are accrued;

(B) Interest receivable, floor brokerage receivable, commissions receivable from other brokers or dealers (other than syndicate profits), mutual fund concessions receivable and management fees receivable from registered investment companies and commodity pools: *Provided,* Such receivables are outstanding no longer than thirty (30) days from the date they are due; and dividends receivable outstanding no longer than thirty (30) days from the payable date;

(C) Receivables from clearing organizations and securities clearing organizations;

(D) Receivables from registered futures commission merchants or brokers, resulting from commodity futures or option transactions, except those specifically excluded under paragraph (c)(2)(i) of this section;

(E) Insurance claims which arise from a reportable segment of the applicant's or registrant's overall business activities, as defined in generally accepted accounting principles, other than in the commodity futures, commodity option, security and security option segments of the applicant's or registrant's business activities which are not outstanding more than 3 calendar months after the date they are recorded as a receivable;

(F) All other insurance claims not subject to paragraph (c)(2)(ii)(E) of this section, which are not older than seven (7) business days from the date the loss giving rise to the claim is discovered; insurance claims which are not older than twenty (20) business days from the date the loss giving rise to the claim is discovered and which are covered by an option of outside counsel that the claim is valid and is covered by insurance policies presently in effect; insurance claims which are older than twenty (20) business days from the date the loss giving rise to the claim is discovered and which are covered by an opinion of outside counsel that the claim is valid and is covered by insurance policies presently in effect and which have been acknowledged in writing by the insurance carrier as due and payable: *Provided,* Such claims are not outstanding longer than twenty (20) business days from the date they are so acknowledged by the carrier;

(iii) Exclude all prepaid expenses and deferred charges;

(iv) Exclude all inventories except for:

(A) Readily marketable spot commodities; or spot commodities which "adequately collateralize" indebtedness under paragraph (c)(7) of this section;

(B) Securities which are considered "readily marketable" (as defined in §240.15c3–1(c)(11) of this title) or which "adequately collateralize" indebtedness under paragraph (c)(7) of this section;

(C) Work in process and finished goods which result from the processing of commodities at market value;

(D) Raw materials at market value which will be combined with spot commodities to produce a finished processed commodity; and

(E) Inventories held for resale commonly associated with the business activities of the applicant or registrant;

(v) Include fixed assets and assets which otherwise would be considered noncurrent to the extent of any long-term debt adequately collateralized by assets acquired for use in the ordinary course of the trade or business of an applicant or registrant and any other long-term debt adequately collateralized by assets of the applicant or registrant if the sole recourse of the creditor for nonpayment of such liability is to such asset: *Provided,* Such liabilities are not excluded from liabilities in the computation of net capital under paragraph (c)(4)(vi) of this section;

(vi) Exclude all assets doubtful of collection or realization less any reserves established therefor;

(vii) Include, in the case of future income tax benefits arising as a result of unrealized losses, the amount of such benefits not exceeding the amount of income tax liabilities accrued on the books and records of the applicant or registrant, but only to the extent such benefits could have been applied to reduce accrued tax liabilities on the date of the capital computation, had the related unrealized losses been realized on that date;

(viii) Include guarantee deposits with clearing organizations and stock in clearing organizations to the extent of its margin value;

(ix) In the case of an introducing broker or an applicant for registration as an introducing broker, include 50 percent of the value of a guarantee or security deposit with a futures commission merchant which carries or intends to carry accounts for the customers of the introducing broker; and

(x) Exclude exchange memberships.

(3) A loan or advance or any other form of receivable shall not be considered "secured" for the purposes of paragraph (c)(2) of this section unless the following conditions exist:

(i) The receivable is secured by readily marketable collateral which is otherwise unencumbered and which can be readily converted into cash: *Provided, however,* That the receivable will be considered secured only to the extent of the market value of such collateral after application of the percentage deductions specified in paragraph (c)(5) of this section; and

(ii)(A) The readily marketable collateral is in the possession or control of the applicant or registrant; or

(B) The applicant or registrant has a legally enforceable, written security agreement, signed by the debtor, and has a perfected security interest in the readily marketable collateral within the meaning of the laws of the State in which the readily marketable collateral is located.

(4) The term *liabilities* means the total money liabilities of an applicant or registrant arising in connection with any transaction whatsoever, including economic obligations of an applicant or registrant that are recognized and measured in conformity with generally accepted accounting principles. "Liabilities" also include certain deferred credits that are not obligations but that are recognized and measured in conformity with generally accepted accounting principles. For the purposes of computing "net capital", the term "liabilities":

(i) Excludes liabilities of an applicant or registrant which are subordinated to the claims of all general creditors of the applicant or registrant pursuant to a satisfactory subordination agreement, as defined in paragraph (h) of this section;

(ii) Excludes, in the case of a futures commission merchant, the amount of money, securities and property due to commodity futures or option customers which is held in segregated accounts in compliance with the requirements of the Act and these regulations: *Provided, however,* That such exclusion may be taken only if such money, securities and property held in segregated accounts have been excluded from current assets in computing net capital;

(iii) Includes, in the case of an applicant or registrant who is a sole proprietor, the excess of liabilities which have not been incurred in the course of business as a futures commission merchant or as an introducing broker over assets not used in the business;

(iv) Excludes the lesser of any deferred income tax liability related to the items in paragraphs (c)(4)(i) (A), (B), and (C) below, or the sum of paragraphs (c)(4)(i) (A), (B), and (C) below:

(A) The aggregate amount resulting from applying to the amount of the deductions computed in accordance with paragraph (c)(5) of this section the appropriate Federal and State tax rate(s) applicable to any unrealized gain on the asset on which the deduction was computed;

(B) Any deferred tax liability related to income accrued which is directly related to an asset otherwise deducted pursuant to this section;

(C) Any deferred tax liability related to unrealized appreciation in value of any asset(s) which has been otherwise excluded from current assets in accordance with the provisions of this section;

(v) Excludes any current tax liability related to income accrued which is directly related to an asset otherwise deducted pursuant to this section; and

(vi) Excludes liabilities which would be classified as long term in accordance with generally accepted accounting principles to the extent of the net book value of plant, property and equipment which is used in the ordinary course of any trade or business of the applicant or registrant which is a reportable segment of the applicant's or registrant's overall business activities, as defined in generally accepted accounting principles, other than in the commodity futures, commodity option, security and security option segments of the applicant's or registrant's business activities: *Provided,* That such plant, property and equipment is not included in current assets pursuant to paragraph (c)(2)(v) of this section.

(5) The term *adjusted net capital* means net capital less:

(i) The amount by which any advances paid by the applicant or registrant on cash commodity contracts and used in computing net capital exceeds 95 percent of the market value of the commodities covered by such contracts;

(ii) In the case of all inventory, fixed price commitments and forward contracts, the applicable percentage of the net position specified below:

(A) Inventory which is currently registered as deliverable on a contract market and covered by an open futures contract or by a commodity option on a physical.—No charge.

(B) Inventory which is covered by an open futures contract or commodity option.—5 percent of the market value.

(C) Inventory which is not covered.—20 percent of the market value.

(D) Inventory and forward contracts in those foreign currencies that are purchased or sold for future delivery on or subject to the rules of a contract market, and which are covered by an open futures contract.—No charge

(E) Inventory and forward contracts in euros, British pounds, Canadian dollars, Japanese yen, or Swiss francs, and which are not covered by an open futures contract or commodity option.—6 percent of the market value.

(F) Fixed price commitments (open purchases and sales) and forward contracts which are covered by an open futures contract or commodity option.—10 percent of the market value.

(G) Fixed price commitments (open purchases and sales) and forward contracts which are not covered by an open futures contract or commodity option.—20 percent of the market value.

(iii)—(iv) [Reserved]

(v) In the case of securities and obligations used by the applicant or registrant in computing net capital, and in the case of a futures commission merchant with securities in segregation pursuant to section 4d(2) of the Act and the regulations in this chapter which were not deposited by customers, the percentages specified in Rule 240.15c3–1(c)(2)(vi) of the Securities and Exchange Commission (17 CFR 240.15c3–1(c)(2)(vi)) ("securities haircuts") and 100 percent of the value of "nonmarketable securities" as specified in Rule 240.15c3–1(c)(2)(vii) of the Securities and Exchange Commission (17 CFR 240.15c3–1(c)(2)(vii));

(vi) In the case of securities options and/or other options for which a haircut has been specified for the option or for the underlying instrument in §240.15c3–1 appendix A of this title, the treatment specified in, or under, §240.15c3–1 appendix A, after effecting certain adjustments to net capital for listed and unlisted options as set forth in such appendix;

(vii) In the case of an applicant or registrant who has open contractual commitments, as hereinafter defined, the deductions specified in §240.15c3–1(c)(2)(viii) of this title;

(viii) In the case of a futures commission merchant, for undermargined customer commodity futures accounts and commodity option customer accounts the amount of funds required in each such account to meet maintenance margin requirements of the applicable board of trade or if there are no such maintenance margin requirements, clearing organization margin requirements applicable to such positions, after application of calls for margin or other required deposits which are outstanding three business days or less. If there are no such maintenance margin requirements or clearing organization margin requirements, then the amount of funds required to provide margin equal to the amount necessary after application of calls for margin or other required deposits outstanding three business days or less to restore original margin when the original margin has been depleted by 50 percent or more: *Provided,* To the extent a deficit is excluded from current assets in accordance with paragraph (c)(2)(i) of this section such amount shall not also be deducted under this paragraph (c)(5)(viii). In the event that an owner of a customer account has deposited an asset other than cash to margin, guarantee or secure his account, the value attributable to such asset for purposes of this subparagraph shall be the lesser of (A) the value attributable to the asset pursuant to the margin rules of the applicable board of trade, or (B) the market value of the asset after application of the percentage deductions specified in this paragraph (c)(5);

(ix) In the case of a futures commission merchant, for undermargined commodity futures and commodity option noncustomer and omnibus accounts the amount of funds required in each such account to meet maintenance margin requirements of the applicable board of trade or if there are no such maintenance margin requirements, clearing organization margin requirements applicable to such positions, after application of calls for margin or other required deposits which are outstanding two business days or less. If there are no such maintenance margin requirements or clearing organization margin requirements, then the amount of funds required to provide margin equal to the amount necessary after application of calls for margin or other required deposits outstanding two business days or less to restore original margin when the original margin has been depleted by 50 percent or more: *Provided,* To the extent a deficit is excluded from current assets in accordance with paragraph (c)(2)(i) of this section such amount shall not also be deducted under this paragraph (c)(5)(ix). In the event that an owner of a noncustomer or omnibus account has deposited an asset other than cash to margin, guarantee or secure his account the value attributable to such asset for purposes of this subparagraph shall be the lesser of (A) the value

attributable to such asset pursuant to the margin rules of the applicable board of trade, or (B) the market value of such asset after application of the percentage deductions specified in this paragraph (c)(5);

(x) In the case of open futures contracts or cleared OTC derivative positions and granted (sold) commodity options held in proprietary accounts carried by the applicant or registrant which are not covered by a position held by the applicant or registrant or which are not the result of a "changer trade" made in accordance with the rules of a contract market:

(A) For an applicant or registrant which is a clearing member of a clearing organization for the positions cleared by such member, the applicable margin requirement of the applicable clearing organization;

(B) For an applicant or registrant which is a member of a self-regulatory organization 150 percent of the applicable maintenance margin requirement of the applicable board of trade, or clearing organization, whichever is greater;

(C) For all other applicants or registrants, 200 percent of the applicable maintenance margin requirements of the applicable board of trade or clearing organization, whichever is greater; or

(D) For open contracts or granted (sold) commodity options for which there are no applicable maintenance margin requirements, 200 percent of the applicable initial margin requirement: *Provided,* The equity in any such proprietary account shall reduce the deduction required by this paragraph (c)(5)(x) if such equity is not otherwise includable in adjusted net capital;

(xi) In the case of an applicant or registrant which is a purchaser of a commodity option not traded on a contract market which has value and such value is used to increase adjusted net capital, ten percent of the market value of the physical or futures contract which is the subject of such option but in no event more than the value attributed to such option;

(xii) In the case of an applicant or registrant which is a purchaser of a commodity option which is traded on a contract market the same safety factor as if the applicant or registrant were the grantor of such option in accordance with paragraph (c)(5)(x) of this section, but in no event shall the safety factor be greater than the market value attributed to such option;

(xiii) Five percent of all unsecured receivables includable under paragraph (c)(2)(ii)(D) of this section used by the applicant or registrant in computing "net capital" and which are not due from:

(A) A registered futures commission merchant;

(B) A broker or dealer that is registered as such with the Securities and Exchange Commission; or

(C) A foreign broker that has been granted comparability relief pursuant to §30.10 of this chapter, *Provided, however,* that the amount of the unsecured receivable not subject to the five percent capital charge is no greater than 150 percent of the current amount required to maintain futures and option positions in accounts with the foreign broker, or 100 percent of such greater amount required to maintain futures and option positions in the accounts at any time during the previous six-month period, and *Provided, that,* in the case of customer funds, such account is treated in accordance with the special requirements of the applicable Commission order issued under §30.10 of this chapter.

(xiv) For securities brokers and dealers, all other deductions specified in §240.15c3–1 of this title.

(6) Election of alternative capital deductions that have received approval of Securities and Exchange Commission pursuant to §240.15c3–1(a)(7) of this title.

(i) Any futures commission merchant that is also registered with the Securities and Exchange Commission as a securities broker or dealer, and who also satisfies the other requirements of this paragraph (c)(6), may elect to compute its adjusted net capital using the alternative capital deductions that, under §240.15c3–1(a)(7) of this title, the Securities and Exchange Commission has approved by written order. To the extent that a futures commission merchant is permitted by the Securities and Exchange Commission to use alternative capital deductions for its unsecured receivables from over-the-counter transactions in derivatives, or for its proprietary positions in securities, forward contracts, or futures contracts, the futures commission merchant may use these same alternative capital deductions when computing its adjusted net capital, in lieu of the deductions that would otherwise be required by paragraph (c)(2)(ii) of this section for its unsecured receivables from over-the-counter derivatives transactions; by paragraph (c)(5)(ii) of this section for its proprietary positions in forward contracts; by paragraph (c)(5)(v) of this section for its proprietary positions in securities; and by paragraph (c)(5)(x) of this section for its proprietary positions in futures contracts.

(ii) *Notifications of election or of changes to election.* (A) No election to use the alternative market risk and credit risk deductions referenced in paragraph (c)(6)(i) of this section shall be effective unless and until the futures commission merchant has filed with the Commission, addressed to the Director of the Division of Clearing and Intermediary Oversight, a notice that is to include a copy of the approval order of the Securities and Exchange Commission referenced in paragraph (c)(6)(i) of this section, and to include also a statement that identifies the amount of tentative net capital below which the futures commission merchant is required to provide notice to the Securities and Exchange Commission, and which also provides the following information: a list of the categories of positions that the futures commission merchant holds in its proprietary accounts, and, for each such category, a description of the methods that the futures commission merchant will use to calculate its deductions for market risk and credit risk, and also, if calculated separately, deductions for specific risk; a description of the value at risk (VaR) models to be used for its market risk and credit risk deductions, and an overview of the integration of the models into the internal risk management control system of the futures commission merchant; a description of how the futures commission merchant will calculate current exposure and maximum potential exposure for its deductions for credit risk; a description of how the futures commission merchant will determine internal credit ratings of counterparties and internal credit risk weights of counterparties, if applicable; and a description of the estimated effect of the alternative market risk and credit risk deductions on the amounts reported by the futures commission merchant as net capital and adjusted net capital.

(B) A futures commission merchant must also, upon the request of the Commission at any time, supplement the statement described in paragraph (c)(6)(ii)(A) of this section, by providing any other explanatory information regarding the computation of its alternative market risk and credit risk deductions as the Commission may require at its discretion.

(C) A futures commission merchant must also file the following supplemental notices with the Director of the Division and Clearing and Intermediary Oversight:

(*1*) A notice advising that the Securities and Exchange Commission has imposed additional or revised conditions for the approval evidenced by the order referenced in paragraph (c)(6)(i) of this section, and which describes the new or revised conditions in full, and

(*2*) A notice which attaches a copy of any approval by the Securities and Exchange Commission of amendments that a futures commission merchant has requested for its application, filed under 17 CFR 240.15c3–1e, to use alternative market risk and credit risk deductions approved by the Securities and Exchange Commission.

(D) A futures commission merchant may voluntarily change its election to use the alternative market risk and credit risk deductions referenced in paragraph (c)(6)(i) of this section, by filing with the Director of the Division of Clearing and Intermediary Oversight a written notice specifying a future date as of which it will no longer use the alternative market risk and credit risk deductions, and will instead compute such deductions in accordance with the requirements otherwise applicable under paragraph (c)(2)(ii) of this section for unsecured receivables from over-the-counter derivatives transactions; by paragraph (c)(5)(ii)

of this section for proprietary positions in forward contracts; by paragraph (c)(5)(v) of this section for proprietary positions in securities; and by paragraph (c)(5)(x) of this section for proprietary positions in futures contracts.

(iii) *Conditions under which election terminated.* A futures commission merchant may no longer elect to use the alternative market risk and credit risk deductions referenced in paragraph (c)(6)(i) of this section, and shall instead compute the deductions otherwise required under paragraph (c)(2)(ii) of this section for unsecured receivables from over-the-counter derivatives transactions; by paragraph (c)(5)(ii) of this section for proprietary positions in forward contracts; by paragraph (c)(5)(v) of this section for proprietary positions in securities; and by paragraph (c)(5)(x) of this section for proprietary positions in futures contracts, upon the occurrence of any of the following:

(A) The Securities and Exchange Commission revokes its approval of the market risk and credit risk deductions for such futures commission merchant;

(B) A futures commission merchant fails to come into compliance with its filing requirements under this paragraph (c)(6), after having received from the Director of the Division of Clearing and Intermediary Oversight written notification that the firm is not in compliance with its filing requirements, and must cease using alternative capital deductions permitted under this paragraph (c)(6) if it has not come into compliance by a date specified in the notice; or

(C) The Commission by written order finds that permitting the futures commission merchant to continue to use such alternative market risk and credit risk deductions is no longer necessary or appropriate for the protection of customers of the futures commission merchant or of the integrity of the futures or options markets.

(iv) *Additional filing requirements.* Any futures commission merchant that elects to use the alternative market risk and credit risk deductions referenced in paragraph (c)(6)(i) of this section must file with the Commission, in addition to the filings required by paragraph (c)(6)(ii) of this section, copies of any and all of the following documents, at such time as the originals are filed with the Securities and Exchange Commission:

(A) Information that the futures commission merchant files on a monthly basis with its designated examining authority or the Securities and Exchange Commission, whether by way of schedules to its FOCUS reports or by other filings, in satisfaction of 17 CFR 240.17a–5(a)(5)(i);

(B) The quarterly reports required by 17 CFR 240.17a–5(a)(5)(ii);

(C) The supplemental annual filings as required by 17 CFR 240.17a–5(k);

(D) Any notification to the Securities and Exchange Commission or the futures commission merchant's designated examining authority of planned withdrawals of excess net capital; and

(E) Any notification that the futures commission merchant is required to file with the Securities and Exchange Commission when its tentative net capital is below an amount specified by the Securities and Exchange Commission.

(7) *Liabilities* are "adequately collateralized" when, pursuant to a legally enforceable written instrument, such liabilities are secured by identified assets that are otherwise unencumbered and the market value of which exceeds the amount of such liabilities.

(8) The term *contractual commitments* shall include underwriting, when issued, when distributed, and delayed delivery contracts; and the writing or endorsement of security puts and calls and combinations thereof; but shall not include uncleared regular way purchases and sales of securities. A series of

contracts of purchase or sale of the same security, conditioned, if at all, only upon issuance, may be treated as an individual commitment.

(d) Each applicant or registrant shall have equity capital (inclusive of satisfactory subordination agreements which qualify under this paragraph (d) as equity capital) of not less than 30 percent of the debt-equity total, provided, an applicant or registrant may be exempted from the provisions of this paragraph (d) for a period not to exceed 90 days or for such longer period which the Commission may, upon application of the applicant or registrant, grant in the public interest or for the protection of investors. For the purposes of this paragraph (d):

(1) Equity capital means a satisfactory subordination agreement entered into by a partner or stockholder or limited liability company member which has an initial term of at least 3 years and has a remaining term of not less than 12 months if:

(i) It does not have any of the provisions for accelerated maturity provided for by paragraphs (h)(2) (ix)(A), (x)(A), or (x)(B) of this section, or the provisions allowing for special prepayment provided for by paragraph (h)(2)(vii)(B) of this section, and is maintained as capital subject to the provisions restricting the withdrawal thereof required by paragraph (e) of this section; or

(ii) The partnership agreement provides that capital contributed pursuant to a satisfactory subordination agreement as defined in paragraph (h) of this section shall in all respects be partnership capital subject to the provisions restricting the withdrawal thereof required by paragraph (e) of this section, and

(A) In the case of a corporation, the sum of its par or stated value of capital stock, paid in capital in excess of par, retained earnings, unrealized profit and loss, and other capital accounts.

(B) In the case of a partnership, the sum of its capital accounts of partners (inclusive of such partners' commodities, options and securities accounts subject to the provisions of paragraph (e) of this section), and unrealized profit and loss.

(C) In the case of a sole proprietorship, the sum of its capital accounts of the sole proprietorship and unrealized profit and loss.

(D) In the case of a limited liability company, the sum of its capital accounts of limited liability company members, and unrealized profit and loss.

(2) Debt-equity total means equity capital as defined in paragraph (d)(1) of this section plus the outstanding principal amount of satisfactory subordination agreements.

(e) No equity capital of the applicant or registrant or a subsidiary's or affiliate's equity capital consolidated pursuant to paragraph (f) of this section, whether in the form of capital contributions by partners (including amounts in the commodities, options and securities trading accounts of partners which are treated as equity capital but excluding amounts in such trading accounts which are not equity capital and excluding balances in limited partners' capital accounts in excess of their stated capital contributions), par or stated value of capital stock, paid-in capital in excess of par or stated value, retained earnings or other capital accounts, may be withdrawn by action of a stockholder or partner or limited liability company member or by redemption or repurchase of shares of stock by any of the consolidated entities or through the payment of dividends or any similar distribution, nor may any unsecured advance or loan be made to a stockholder, partner, sole proprietor, limited liability company member, or employee if, after giving effect thereto and to any other such withdrawals, advances, or loans and any payments of payment obligations (as defined in paragraph (h) of this section) under satisfactory subordination agreements and any payments of liabilities excluded pursuant to paragraph (c)(4)(vi) of this section which are scheduled to occur within six months following such withdrawal, advance or loan:

(1) Either adjusted net capital of any of the consolidated entities would be less than the greatest of:

(i) 120 percent of the appropriate minimum dollar amount required by paragraphs (a)(1)(i)(A) or (a)(1)(iii)(A) of this section;

(ii) For a futures commission merchant or applicant therefor, 120 percent of the amount required by paragraph (a)(1)(i)(B) of this section;

(iii) 120 percent of the amount of adjusted net capital required by a registered futures association of which it is a member; or

(iv) For an applicant or registrant which is also a securities broker or dealer, the amount of net capital specified in Rule 15c3–1(e) of the Securities and Exchange Commission (17 CFR 240.15c3–1(e)); or

(2) In the case of any applicant or registrant included within such consolidation, if equity capital of the applicant or registrant (inclusive of satisfactory subordination agreements which qualify as equity under paragraph (d) of this section) would be less than 30 percent of the required debt-equity total as defined in paragraph (d) of this section.

Provided, That this paragraph (e) shall not preclude an applicant or registrant from making required tax payments or preclude the payment to partners of reasonable compensation. The Commission may, upon application of the applicant or registrant, grant relief from this paragraph (e) if the Commission deems it to be in the public interest or for the protection of nonproprietary accounts.

(f)(1) Every applicant or registrant, in computing its net capital pursuant to this section must, subject to the provisions of paragraphs (f)(2) and (f)(4) of this section, consolidate in a single computation, assets and liabilities of any subsidiary or affiliate for which it guarantees, endorses, or assumes directly or indirectly the obligations or liabilities. The assets and liabilities of a subsidiary or affiliate whose liabilities and obligations have not been guaranteed, endorsed, or assumed directly or indirectly by the applicant or registrant may also be so consolidated if an opinion of counsel is obtained as provided for in paragraph (f)(2) of this section.

(2)(i) If the consolidation, provided for in paragraph (f)(1) of this section, of any such subsidiary or affiliate results in the increase of the applicant's or registrant's adjusted net capital or decreases the minimum adjusted net capital requirement, and an opinion of counsel called for in paragraph (f)(2)(ii) of this section has not been obtained, such benefits shall not be recognized in the applicant's or registrant's computation required by this section.

(ii) Except as provided for in paragraph (f)(2)(i) of this section, consolidation shall be permitted with respect to any subsidiaries or affiliates which are majority owned and controlled by the applicant or registrant, and for which the applicant can demonstrate to the satisfaction of the National Futures Association, or for which the registrant can demonstrate to the satisfaction of the Commission and the designated self-regulatory organization, if any, by an opinion of counsel, that the net asset values or the portion thereof related to the parent's ownership interest in the subsidiary or affiliate, may be caused by the applicant or registrant or an appointed trustee to be distributed to the applicant or registrant within 30 calendar days. Such opinion must also set forth the actions necessary to cause such a distribution to be made, identify the parties having the authority to take such actions, identify and describe the rights of other parties or classes of parties, including but not limited to customers, general creditors, subordinated lenders, minority shareholders, employees, litigants, and governmental or regulatory authorities, who may delay or prevent such a distribution and such other assurances as the National Futures Association, the Commission or the designated self-regulatory organization by rule or interpretation may require. Such opinion must be current and periodically renewed in connection with the applicant's or registrant's annual audit pursuant to §1.10 or upon any material change in circumstances.

(3) In preparing a consolidated computation of adjusted net capital pursuant to this section, the following minimum and non-exclusive requirements shall be observed;

(i) Consolidated adjusted net capital shall be reduced by the estimated amount of any tax reasonably anticipated to be incurred upon distribution of the assets of the subsidiary or affiliate.

(ii) Liabilities of a consolidated subsidiary or affiliate which are subordinated to the claims of present and future creditors pursuant to a satisfactory subordination agreement shall be deducted from consolidated adjusted net capital unless such subordination extends also to the claims of present or future creditors of the parent applicant or registrant and all consolidated subsidiaries.

(iii) Subordinated liabilities of a consolidated subsidiary or affiliate which are consolidated in accordance with paragraph (f)(3)(ii) of this section may not be prepaid, repaid, or accelerated if any of the entities included in such consolidation would otherwise be unable to comply with the provisions of paragraph (h) of this section.

(iv) Each applicant or registrant included within the consolidation shall at all times be in compliance with the adjusted net capital requirement to which it is subject.

(4) No applicant or registrant shall guarantee, endorse, or assume directly or indirectly any obligation or liability of a subsidiary or affiliate unless the obligation or liability is reflected in the computation of adjusted net capital pursuant to this section except as provided in paragraph (f)(2)(i) of this section.

(g)(1) The Commission may by order restrict, for a period up to twenty business days, any withdrawal by a futures commission merchant of equity capital, or any unsecured advance or loan to a stockholder, partner, limited liability company member, sole proprietor, employee or affiliate, if:

(i) Such withdrawal, advance or loan would cause, when aggregated with all other withdrawals, advances or loans during a 30 calendar day period from the futures commission merchant or a subsidiary or affiliate of the futures commission merchant consolidated pursuant to §1.17(f) (or 17 CFR 240.15c3–1e), a net reduction in excess adjusted net capital (or, if the futures commission merchant is qualified to use the filing option available under §1.10(h), excess net capital as defined in the rules of the Securities and Exchange Commission) of 30 percent or more, and

(ii) The Commission, based on the facts and information available, concludes that any such withdrawal, advance or loan may be detrimental to the financial integrity of the futures commission merchant, or may unduly jeopardize its ability to meet customer obligations or other liabilities that may cause a significant impact on the markets.

(2) The futures commission merchant may file with the Secretary of the Commission a written petition to request rescission of the order issued under paragraph (g)(1) of this section. The petition filed by the futures commission merchant must specify the facts and circumstances supporting its request for rescission. The Commission shall respond in writing to deny the futures commission merchant's petition for rescission, or, if the Commission determines that the order issued under paragraph (g)(1) of this section should not remain in effect, the order shall be rescinded.

(h) The term *satisfactory subordination agreement* ("subordination agreement") means an agreement which contains the minimum and nonexclusive requirements set forth below.

(1) Certain definitions for purposes of this section:

(i) A subordination agreement may be either a subordinated loan agreement or a secured demand note agreement.

(ii) The term *subordinated loan agreement* means the agreement or agreements evidencing or governing a subordinated borrowing of cash.

(iii) The term "collateral value" of any securities pledged to secure a secured demand note means the market value of such securities after giving effect to the percentage deductions specified in Rule 240.15c3–1d(a)(2)(iii) of the Securities and Exchange Commission (17 CFR 240.15c3–1d(a)(2)(iii)).

(iv) The term *payment obligation* means the obligation of an applicant or registrant in respect to any subordination agreement:

(A) To repay cash loaned to the applicant or registrant pursuant to a subordinated loan agreement; or

(B) To return a secured demand note contributed to the applicant or registrant or to reduce the unpaid principal amount thereof and to return cash or securities pledged as collateral to secure the secured demand note; and (C) "payment" shall mean the performance by an applicant or registrant of a payment obligation.

(v)(A) The term *secured demand note agreement* means an agreement (including the related secured demand note) evidencing or governing the contribution of a secured demand note to an applicant or registrant and the pledge of securities and/or cash with the applicant or registrant as collateral to secure payment of such secured demand note. The secured demand note agreement may provide that neither the lender, his heirs, executors, administrators, or assigns shall be personally liable on such note and that in the event of default the applicant or registrant shall look for payment of such note solely to the collateral then pledged to secure the same.

(B) The secured demand note shall be a promissory note executed by the lender and shall be payable on the demand of the applicant or registrant to which it is contributed: *Provided, however,* That the making of such demand may be conditioned upon the occurrence of any of certain events which are acceptable to the designated self-regulatory organization and the Commission.

(C) If such note is not paid upon presentment and demand as provided for therein, the applicant or registrant shall have the right to liquidate all or any part of the securities then pledged as collateral to secure payment of the same and to apply the net proceeds of such liquidation, together with any cash then included in the collateral, in payment of such note. Subject to the prior rights of the applicant or registrant as pledgee, the lender, as defined in paragraph (h)(i)(v)(F) of this section may retain ownership of the collateral and have the benefit of any increases and bear the risks of any decreases in the value of the collateral and may retain the right to vote securities contained within the collateral and any right to income therefrom or distributions thereon, except the applicant or registrant shall have the right to receive and hold as pledgee all dividends payable in securities and all partial and complete liquidating dividends.

(D) Subject to the prior rights of the applicant or registrant as pledgee, the lender may have the right to direct the sale of any securities included in the collateral, to direct the purchase of securities with any cash included therein, to withdraw excess collateral or to substitute cash or other securities as collateral: *Provided,* That the net proceeds of any such sale and the cash so substituted and the securities so purchased or substituted are held by the applicant or registrant as pledgee, and are included within the collateral to secure payment of the secured demand note: *And provided further,* That no such transaction shall be permitted, if, after giving effect thereto, the sum of the amount of any cash, plus the collateral value of the securities, then pledged as collateral to secure the secured demand note would be less than the unpaid principal amount of the secured demand note.

(E) Upon payment by the lender, as distinguished from a reduction by the lender which is provided for in paragraph (h)(2)(vi)(C) of this section or reduction by the applicant or registrant as provided for in paragraph (h)(2)(vii) of this section, of all or any part of the unpaid principal amount of the secured demand note, the applicant or registrant shall issue to the lender a subordinated loan agreement in the amount of such payment (or in the case of an applicant or registrant that is a partnership, credit a capital account of the lender), or issue preferred or common stock of the applicant or registrant in the amount of such payment, or any combination of the foregoing, as provided for in the secured demand note agreement.

(F) The term *lender* means the person who lends cash to an applicant or registrant pursuant to a subordinated loan agreement and the person who contributes a secured demand note to an applicant or registrant pursuant to a secured demand note agreement.

(2) Minimum requirements for subordination agreements:

(i) Subject to paragraph (h)(1) of this section, a subordination agreement shall mean a written agreement between the applicant or registrant and the lender, which:

(A) Has a minimum term of 1 year, except for temporary subordination agreements provided for in paragraph (h)(3)(v) of this section, and

(B) Is a valid and binding obligation enforceable in accordance with its terms (subject as to enforcement to applicable bankruptcy, insolvency, reorganization, moratorium, and other similar laws) against the applicant or registrant and the lender and their respective heirs, executors, administrators, successors, and assigns.

(ii) *Specific amount.* All subordination agreements shall be for a specific dollar amount which shall not be reduced for the duration of the agreement except by installments as specifically provided for therein and except as otherwise provided in this paragraph (h)(2) of this section.

(iii) *Effective subordination.* The subordination agreement shall effectively subordinate any right of the lender to receive any payment with respect thereto, together with accrued interest or compensation, to the prior payment or provision for payment in full of all claims of all present and future creditors of the applicant or registrant arising out of any matter occurring prior to the date on which the related payment obligation matures, except for claims which are the subject of subordination agreements which rank on the same priority as or junior to the claim of the lender under such subordination agreements.

(iv) *Proceeds of subordinated loan agreements.* The subordinated loan agreement shall provide that the cash proceeds thereof shall be used and dealt with by the applicant or registrant as part of its capital and shall be subject to the risks of the business.

(v) *Certain rights of the borrower.* The subordination agreement shall provide that the applicant or registrant shall have the right to:

(A) Deposit any cash proceeds of a subordinated loan agreement and any cash pledged as collateral to secure a secured demand note in an account or accounts in its own name in any bank or trust company;

(B) Pledge, repledge, hypothecate and rehypothecate, any or all of the securities pledged as collateral to secure a secured demand note, without notice, separately or in common with other securities or property for the purpose of securing any indebtedness of the applicant or registrant; and

(C) Lend to itself or others any or all of the securities and cash pledged as collateral to secure a secured demand note.

(vi) *Collateral for secured demand notes.* Only cash and securities which are fully paid for and which may be publicly offered or sold without registration under the Securities Act of 1933, and the offer, sale, and transfer of which are not otherwise restricted, may be pledged as collateral to secure a secured demand note. The secured demand note agreement shall provide that if at any time the sum of the amount of any cash, plus the collateral value of any securities, then pledged as collateral to secure the secured demand note is less than the unpaid principal amount of the secured demand note, the applicant or registrant must immediately transmit written notice to that effect to the lender. The secured demand note agreement shall also provide that if the borrower is an applicant, such notice must also be transmitted immediately to the National Futures Association, and if the borrower is a registrant, such notice must also be transmitted

immediately to the designated self-regulatory organization, if any, and the Commission. The secured demand note agreement shall also require that following such transmittal:

(A) The lender, prior to noon of the business day next succeeding the transmittal of such notice, may pledge as collateral additional cash or securities sufficient, after giving effect to such pledge, to bring the sum of the amount of any cash plus the collateral value of any securities, then pledged as collateral to secure the secured demand note, up to an amount not less than the unpaid principal amount of the secured demand note; and

(B) Unless additional cash or securities are pledged by the lender as provided in paragraph (h)(2)(vi)(A) above, the applicant or registrant at noon on the business day next succeeding the transmittal of notice to the lender must commence sale, for the account of the lender, of such of the securities then pledged as collateral to secure the secured demand note and apply so much of the net proceeds thereof, together with such of the cash then pledged as collateral to secure the secured demand note as may be necessary to eliminate the unpaid principal amount of the secured demand note: *Provided, however,* That the unpaid principal amount of the secured demand note need not be reduced below the sum of the amount of any remaining cash, plus the collateral value of the remaining securities, then pledged as collateral to secure the secured demand note. The applicant or registrant may not purchase for its own account any securities subject to such a sale; and

(C) The secured demand note agreement may also provide that, in lieu of the procedures specified in the provisions required by paragraph (h)(2)(vi)(B) of this section, the lender, with the prior written consent of the applicant and the National Futures Association, or with the prior written consent of the registrant and the designated self-regulatory organization or, if the registrant is not a member of a designated self-regulatory organization, the Commission, may reduce the unpaid principal amount of the secured demand note: *Provided,* That after giving effect to such reduction the adjusted net capital of the applicant or registrant would not be less than the greatest of:

(*1*) 120 percent of the appropriate minimum dollar amount required by paragraphs (a)(1)(i)(A) or (a)(1)(iii)(A) of this section;

(*2*) For a futures commission merchant or applicant therefor, 120 percent of the amount required by paragraph (a)(1)(i)(B) of this section;

(*3*) 120 percent of the amount of adjusted net capital required by a registered futures association of which it is a member; or

(*4*) For an applicant or registrant which is also a securities broker or dealer, the amount of net capital specified in Rule 15c3–1d(b)(6)(iii) of the Securities and Exchange Commission (17 CFR 240.15c3–1d(b)(6)(iii)): *Provided, further,* That no single secured demand note shall be permitted to be reduced by more than 15 percent of its original principal amount and after such reduction no excess collateral may be withdrawn.

(vii) *Permissive prepayments and special prepayments.* (A) An applicant or registrant at its option, but not at the option of the lender, may, if the subordination agreement so provides, make a payment of all or any portion of the payment obligation thereunder prior to the scheduled maturity date of such payment obligation (hereinafter referred to as a "prepayment"), but in no event may any prepayment be made before the expiration of one year from the date such subordination agreement became effective: *Provided, however,* That the foregoing restriction shall not apply to temporary subordination agreements which comply with the provisions of paragraph (h)(3)(v) of this section nor shall it apply to "special prepayments" made in accordance with the provisions of paragraph (h)(2)(vii)(B) of this section. No prepayment shall be made if, after giving effect thereto (and to all payments of payment obligations under any other subordination agreements then outstanding, the maturity or accelerated maturities of which are scheduled to fall due within six months after the date such prepayment is to occur pursuant to this provision, or on or prior to the date on which the payment obligation in respect to such prepayment is scheduled to mature disregarding this provision, whichever date is earlier) without reference to any

projected profit or loss of the applicant or registrant, the adjusted net capital of the applicant or registrant is less than the greatest of:

(*1*) 120 percent of the appropriate minimum dollar amount required by paragraphs (a)(1)(i)(A) or (a)(1)(iii)(A) of this section;

(*2*) For a futures commission merchant or applicant therefor, 120 percent of the amount required by paragraph (a)(1)(i)(B) of this section;

(*3*) 120 percent of the amount of adjusted net capital required by a registered futures association of which it is a member; or

(*4*) For an applicant or registrant which is also a securities broker or dealer, the amount of net capital specified in Rule 15c3–1d(b)(7) of the Securities and Exchange Commission (17 CFR 240.15c3–1d(b)(7)).

(B) An applicant or registrant at its option, but not at the option of the lender, may, if the subordination agreement so provides, make a payment at any time of all or any portion of the payment obligation thereunder prior to the scheduled maturity date of such payment obligation (hereinafter referred to as a "special prepayment"). No special prepayment shall be made if, after giving effect thereto (and to all payments of payment obligations under any other subordination agreements then outstanding, the maturity or accelerated maturities of which are scheduled to fall due within six months after the date such special prepayment is to occur pursuant to this provision, or on or prior to the date on which the payment obligation in respect to such special prepayment is scheduled to mature disregarding this provision, whichever date is earlier) without reference to any projected profit or loss of the applicant or registrant, the adjusted net capital of the applicant or registrant is less than the greatest of:

(*1*) 200 percent of the appropriate minimum dollar amount required by paragraphs (a)(1)(i)(A) or (a)(1)(iii)(A) of this section;

(*2*) For a futures commission merchant or applicant therefor, 125 percent of the amount required by paragraph (a)(1)(i)(B) of this section;

(*3*) 120 percent of the amount of adjusted net capital required by a registered futures association of which it is a member; or

(*4*) For an applicant or registrant which is also a securities broker or dealer, the amount of net capital specified in Rule 15c3–1d(c)(5)(ii) of the Securities and Exchange Commission (17 CFR 240.15c3–1d(c)(5)(ii)): *Provided, however,* That no special prepayment shall be made if pre-tax losses during the latest three-month period were greater than 15 percent of current excess adjusted net capital.

(C)(*1*) Notwithstanding the provisions of paragraphs (h)(2)(vii)(A) and (h)(2)(vii)(B) of this section, in the case of an applicant, no prepayment or special prepayment shall occur without the prior written approval of the National Futures Association; in the case of a registrant, no prepayment or special prepayment shall occur without the prior written approval of the designated self-regulatory organization, if any, or of the Commission if the registrant is not a member of a self-regulatory organization.

(*2*) A registrant may make a prepayment or special prepayment without the prior written approval of the designated self-regulatory organization: Provided, That the registrant: Is a securities broker or dealer registered with the Securities and Exchange Commission; files a request to make a prepayment or special prepayment with its applicable securities designated examining authority, as defined in Rule 15c3–1(c)(12) of the Securities and Exchange Commission (17 CFR 240.15c3–1(c)(12)), in the form and manner prescribed by the designated examining authority; files a copy of the prepayment request or special prepayment request with the designated self-regulatory organization at the time it files such request with the designated examining authority in the form and manner prescribed by the designated

self-regulatory organization; and files a copy of the designated examining authority's approval of the prepayment or special prepayment with the designated self-regulatory organization immediately upon receipt of such approval. The approval of the prepayment or special prepayment by the designated examining authority will be deemed approval by the designated self-regulatory organization, unless the designated self-regulatory organization notifies the registrant that the designated examining authority's approval shall not constitute designated self-regulatory organization approval.

(*3*) The designated self-regulatory organization shall immediately provide the Commission with a copy of any notice of approval issued where the requested prepayment or special prepayment will result in the reduction of the registrant's net capital by 20 percent or more or the registrant's excess adjusted net capital by 30 percent or more.

(viii) *Suspended repayment.* (A) The payment obligation of the applicant or registrant in respect of any subordination agreement shall be suspended and shall not mature if, after giving effect to payment of such payment obligation (and to all payments of payment obligations of the applicant or registrant under any other subordination agreement(s) then outstanding which are scheduled to mature on or before such payment obligation), the adjusted net capital of the applicant or registrant would be less than the greatest of:

(*1*) 120 percent of the appropriate minimum dollar amount required by paragraphs (a)(1)(i)(A) or (a)(1)(iii)(A) of this section;

(*2*) For a futures commission merchant or applicant therefor, 120 percent of the amount required by paragraph (a)(1)(i)(B) of this section;

(*3*) 120 percent of the amount of adjusted net capital required by a registered futures association of which it is a member; or

(*4*) For an applicant or registrant which is also a securities broker or dealer, the amount of net capital specified in Rule 15c3–1d(b)(8)(i) of the Securities and Exchange Commission (17 CFR 240.15c3–1d(b)(8)(i)): *Provided,* That the subordination agreement may provide that if the payment obligation of the applicant or registrant thereunder does not mature and is suspended as a result of the requirement of this paragraph (h)(2)(viii) for a period of not less than six months, the applicant or registrant shall then commence the rapid and orderly liquidation of its business, but the right of the lender to receive payment, together with accrued interest or compensation, shall remain subordinate as required by the provisions of this section.

(B) [Reserved]

(ix) *Accelerated maturity.* Obligation to repay to remain subordinate:

(A) Subject to the provisions of paragraph (h)(2)(viii) of this section, a subordination agreement may provide that the lender may, upon prior written notice to the applicant and the National Futures Association, or upon prior written notice to the registrant and the designated self-regulatory organization or, if the registrant is not a member of a designated self-regulatory organization, the Commission, given not earlier than six months after the effective date of such subordination agreement, accelerate the date on which the payment obligation of the borrower, together with accrued interest or compensation, is scheduled to mature to a date not earlier than six months after giving of such notice, but the right of the lender to receive payment, together with accrued interest or compensation, shall remain subordinate as required by the provisions of this paragraph (h)(2) of this section.

(B) Notwithstanding the provisions of paragraph (h)(2)(viii) of this section, the payment obligation of the applicant or registrant with respect to a subordination agreement, together with accrued interest and compensation, shall mature in the event of any receivership, insolvency, liquidation pursuant to the Securities Investor Protection Act of 1970 or otherwise, bankruptcy, assignment for the benefit of

creditors, reorganization whether or not pursuant to the bankruptcy laws, or any other marshalling of the assets and liabilities of the applicant or registrant, but the right of the lender to receive payment, together with accrued interest or compensation, shall remain subordinate as required by the provisions of paragraph (h)(2) of this section.

(x) *Accelerated maturity of subordination agreements on event of default and event of acceleration.* Obligation to repay to remain subordinate:

(A) A subordination agreement may provide that the lender may, upon prior written notice to the applicant and the National Futures Association, or upon prior written notice to the registrant and the designated self-regulatory organization or, if the registrant is not a member of a designated self-regulatory organization, the Commission, of the occurrence of any event of acceleration (as hereinafter defined) given no sooner than six months after the effective date of such subordination agreement, accelerate the date on which the payment obligation of the applicant or registrant, together with accrued interest or compensation, is scheduled to mature, to the last business day of a calendar month which is not less than six months after notice of acceleration is received by the applicant and by the National Futures Association, or by the registrant and the designated self-regulatory organization or, if the registrant is not a member of a designated self-regulatory organization, the Commission. Any subordination agreement containing such events of acceleration may also provide that, if upon such accelerated maturity date the payment obligation of the applicant or registrant is suspended as required by paragraph (h)(2)(viii) of this section and liquidation of the applicant or registrant has not commenced on or prior to such accelerated maturity date, notwithstanding paragraph (h)(2)(viii) of this section, the payment obligation of the applicant or registrant with respect to such subordination agreement shall mature on the day immediately following such accelerated maturity date and in any such event the payment obligations of the applicant or registrant with respect to all other subordination agreements then outstanding shall also mature at the same time but the rights of the respective lenders to receive payment, together with accrued interest or compensation, shall remain subordinate as required by the provisions of paragraph (h)(2) of this section. Events of acceleration which may be included in a subordination agreement complying with this paragraph (h)(2)(x) of this section shall be limited to:

(*1*) Failure to pay interest or any installment of principal on a subordination agreement as scheduled;

(*2*) Failure to pay when due other money obligations of a specified material amount;

(*3*) Discovery that any material, specified representation or warranty of the applicant or registrant which is included in the subordination agreement and on which the subordination agreement was based or continued was inaccurate in a material respect at the time made;

(*4*) Any specified and clearly measurable event which is included in the subordination agreement and which the lender and the applicant or registrant agree, (a) is a significant indication that the financial position of the applicant or registrant has changed materially and adversely from agreed upon specified norms; or (b) could materially and adversely affect the ability of the applicant or registrant to conduct its business as conducted on the date the subordination agreement was made; or (c) is a significant change in the senior management of the applicant or registrant or in the general business conducted by the applicant or registrant from that which obtained on the date the subordination agreement became effective;

(*5*) Any continued failure to perform agreed covenants included in the subordination agreement relating to the conduct of the business of the applicant or registrant or relating to the maintenance and reporting of its financial position; and

(B) Notwithstanding the provisions of paragraph (h)(2)(viii) of this section, a subordination agreement may provide that, if liquidation of the business of the applicant or registrant has not already commenced, the payment obligation of the applicant or registrant shall mature, together with accrued interest or compensation, upon the occurrence of an event of default (as hereinafter defined). Such agreement may also provide that, if liquidation of the business of the applicant or registrant has not already commenced,

the rapid and orderly liquidation of the business of the applicant or registrant shall then commence upon the happening of an event of default. Any subordination agreement which so provides for maturity of the payment obligation upon the occurrence of an event of default shall also provide that the date on which such event of default occurs shall, if liquidation of the applicant or registrant has not already commenced, be the date on which the payment obligation of the applicant or registrant with respect to all other subordination agreements then outstanding shall mature but the rights of the respective lenders to receive payment, together with accrued interest or compensation, shall remain subordinate as required by the provisions of paragraph (h)(2) of this section. Events of default which may be included in a subordination agreement shall be limited to:

(*1*) The making of an application by the Securities Investor Protection Corporation for a decree adjudicating that customers of the applicant or registrant are in need of protection under the Securities Investor Protection Act of 1970 and the failure of the applicant or registrant to obtain the dismissal of such application within 30 days;

(*2*) Failure to meet the minimum capital requirements of the designated self-regulatory organization, or of the Commission, throughout a period of 15 consecutive business days, commencing on the day the borrower first determines and notifies the designated self-regulatory organization, if any, of which he is a member and the Commission, in the case of a registrant, or the National Futures Association, in the case of an applicant, or commencing on the day any self-regulatory organization, the Commission or the National Futures Association first determines and notifies the applicant or registrant of such fact;

(*3*) The Commission shall revoke the registration of the applicant or registrant;

(*4*) The self-regulatory organization shall suspend (and not reinstate within 10 days) or revoke the applicant or registrant's status as a member thereof;

(*5*) Any receivership, insolvency, liquidation pursuant to the Securities Investor Protection Act of 1970 or otherwise, bankruptcy, assignment for the benefit of creditors, reorganization whether or not pursuant to bankruptcy laws, or any other marshalling of the assets and liabilities of the applicant or registrant. A subordination agreement which contains any of the provisions permitted by this subparagraph (2)(x) shall not contain the provision otherwise permitted by paragraph (h)(2)(ix)(A) of this section.

(3) *Miscellaneous provisions—* (i) *Prohibited cancellation.* The subordination agreement shall not be subject to cancellation by either party; no payment shall be made with respect thereto and the agreement shall not be terminated, rescinded or modified by mutual consent or otherwise if the effect thereof would be inconsistent with the requirements of paragraph (h) of this section.

(ii) *Notice of maturity or accelerated maturity.* Every applicant or registrant shall immediately notify the National Futures Association, and the registrant shall immediately notify the designated self-regulatory organization, if any, and the Commission if, after giving effect to all payments of payment obligations under subordination agreements then outstanding which are then due or mature within the following six months without reference to any projected profit or loss of the applicant or registrant, its adjusted net capital would be less than:

(A) 120 percent of the appropriate minimum dollar amount required by paragraphs (a)(1)(i)(A) or (a)(1)(iii)(A) of this section;

(B) For a futures commission merchant or applicant therefor, 120 percent of the amount required by paragraph (a)(1)(i)(B) of this section;

(C) 120 percent of the amount of adjusted net capital required by a registered futures association of which it is a member; or

(D) For an applicant or registrant which is also a securities broker or dealer, the amount of net capital specified in Rule 15c3–1d(c)(2) of the Securities and Exchange Commission (17 CFR 240.15c3–1d(c)(2)).

(iii) *Certain legends.* If all the provisions of a satisfactory subordination agreement do not appear in a single instrument, then the debenture or other evidence of indebtedness shall bear on its face an appropriate legend stating that it is issued subject to the provisions of a satisfactory subordination agreement which shall be adequately referred to and incorporated by reference.

(iv) *Legal title to securities.* All securities pledged as collateral to secure a secured demand note must be in bearer form, or registered in the name of the applicant or registrant or the name of its nominee or custodian.

(v) *Temporary subordinations.* To enable an applicant or registrant to participate as an underwriter of securities or undertake other extraordinary activities and remain in compliance with the adjusted net capital requirements of this section, an applicant or registrant shall be permitted, on no more than three occasions in any 12-month period, to enter into a subordination agreement on a temporary basis which has a stated term of no more than 45 days from the date the subordination agreement became effective: *Provided,* That this temporary relief shall not apply to any applicant or registrant if the adjusted net capital of the applicant or registrant is less than the greatest of:

(A) 120 percent of the appropriate minimum dollar amount required by paragraphs (a)(1)(i)(A) or (a)(1)(iii)(A) of this section;

(B) For a futures commission merchant or applicant therefor, 120 percent of the amount required by paragraph (a)(1)(i)(B) of this section;

(C) 120 percent of the amount of adjusted net capital required by a registered futures association of which it is a member;

(D) For an applicant or registrant which is also a securities broker or dealer, the amount of net capital specified in Rule 15c3–1d(c)(5)(i) of the Securities and Exchange Commission (17 CFR 240.15c3–1d(c)(5)(i)); or

(E) The amount of equity capital as defined in paragraph (d) of this section is less than the limits specified in paragraph (d) of this section. Such temporary subordination agreement shall be subject to all the other provisions of this section.

(vi) *Filing.* An applicant shall file a signed copy of any proposed subordination agreement (including nonconforming subordination agreements) with the National Futures Association at least ten days prior to the proposed effective date of the agreement or at such other time as the National Futures Association for good cause shall accept such filing. A registrant that is not a member of any designated self-regulatory organization shall file two signed copies of any proposed subordination agreement (including nonconforming subordination agreements) with the regional office of the Commission nearest the principal place of business of the registrant at least ten days prior to the proposed effective date of the agreement or at such other time as the Commission for good cause shall accept such filing. A registrant that is a member of a designated self-regulatory organization shall file signed copies of any proposed subordination agreement (including nonconforming subordination agreements) with the designated self-regulatory organization in such quantities and at such time as the designated self-regulatory organization may require prior to the effective date. The applicant or registrant shall also file with said parties a statement setting forth the name and address of the lender, the business relationship of the lender to the applicant or registrant and whether the applicant or registrant carried funds or securities for the lender at or about the time the proposed agreement was so filed. A proposed agreement filed by an applicant with the National Futures Association shall be reviewed by the National Futures Association, and no such agreement shall be a satisfactory subordination agreement for the purposes of this section unless and

until the National Futures Association has found the agreement acceptable and such agreement has become effective in the form found acceptable. A proposed agreement filed by a registrant shall be reviewed by the designated self-regulatory organization with whom such an agreement is required to be filed prior to its becoming effective or, if the registrant is not a member of any designated self-regulatory organization, by the regional office of the Commission where the agreement is required to be filed prior to its becoming effective. No proposed agreement shall be a satisfactory subordination agreement for the purposes of this section unless and until the designated self-regulatory organization or, if a registrant is not a member of any designated self-regulatory organization, the Commission, has found the agreement acceptable and such agreement has become effective in the form found acceptable: Provided, however, That a proposed agreement shall be a satisfactory subordination agreement for purpose of this section if the registrant: is a securities broker or dealer registered with the Securities and Exchange Commission; files signed copies of the proposed subordination agreement with the applicable securities designated examining authority, as defined in Rule 15c3–1(c)(12) of the Securities and Exchange Commission (17 CFR 240.15c3–1(c)(12)), in the form and manner prescribed by the designated examining authority; files signed copies of the proposed subordination agreement with the designated self-regulatory organization at the time it files such copies with the designated examining authority in the form and manner prescribed by the designated self-regulatory organization; and files a copy of the designated examining authority's approval of the proposed subordination agreement with the designated self-regulatory organization immediately upon receipt of such approval. The designated examining authority's determination that the proposed subordination agreement satisfies the requirements for a satisfactory subordination agreement will be deemed a like finding by the designated self-regulatory organization, unless the designated self-regulatory organization notifies the registrant that the designated examining authority's determination shall not constitute a like finding by the designated self-regulatory organization.

(vii) *Subordination agreements that incorporate adjusted net capital requirements in effect prior to September 30, 2004.* Any subordination agreement that incorporates the adjusted net capital requirements in paragraphs (h)(2)(vi)(C)(*2*), (h)(2)(vii)(A)(*2*) and (B)(*2*), (h)(2)(viii)(A)(*2*), (h)(3)(ii)(B), and (h)(3)(v)(B) of this section, as in effect prior to September 30, 2004, and which has been deemed to be satisfactorily subordinated pursuant to this section prior to September 30, 2004, shall continue to be deemed a satisfactory subordination agreement until the maturity of such agreement. In the event, however, that such agreement is amended or renewed for any reason, then such agreement shall not be deemed a satisfactory subordination agreement unless the amended or renewed agreement meets the requirements of this section.

(4) A designated self-regulatory organization and the Commission may allow debt with a maturity date of 1 year or more to be treated as meeting the provisions of this paragraph (h): *Provided,* (i) Such exemption shall only be given when the registrant's adjusted net capital is less than the minimum required by this section or by the capital rule of the designated self-regulatory organization to which such registrant is subject;

(ii) That such debt did not exist prior to its use under this paragraph (h)(4);

(iii) Such exemption shall be for a period of 30 days or such lesser period as the designated self-regulatory organization and the Commission may determine;

(iv) Such exemption shall not be allowed more than once in any 12 month period; and

(v) At all times during such exemption the registrant shall make a good faith effort to comply with the provisions of this section or the capital rule of the designated self-regulatory organization to which such registrant is subject exclusive of any benefits derived from this paragraph (h)(4).

(i) [Reserved]

(j) For the purposes of this section *cover* is defined as follows:

(1) *General definition.* Cover shall mean transactions or positions in a contract for future delivery on a board of trade or a commodity option where such transactions or positions normally represent a substitute for transactions to be made or positions to be taken at a later time in a physical marketing channel, and where they are economically appropriate to the reduction of risks in the conduct and management of a commercial enterprise, and where they arise from:

(i) The potential change in the value of assets which a person owns, produces, manufactures, processes, or merchandises or anticipates owning, producing, manufacturing, processing, or merchandising.

(ii) The potential change in the value of liabilities which a person owes or anticipates incurring, or

(iii) The potential change in the value of services which a person provides, purchases or anticipates providing or purchasing. Notwithstanding the foregoing, no transactions or positions shall be classified as cover for the purposes of this section unless their purpose is to offset price risks incidental to commercial cash or spot operations and such positions are established and liquidated in accordance with sound commercial practices and unless the provisions of paragraphs (j) (2) and (3) of this section have been satisfied.

(2) *Enumerated cover transactions.* The definition of covered transactions and positions in paragraph (j)(1) of this section includes, but is not limited to, the following specific transactions and positions:

(i) Ownership or fixed-price purchase of any commodity which does not exceed in quantity (A) the sales of the same commodity for future delivery on a board of trade or (B) the purchase of a put commodity option of the same commodity for which the market value for the actual commodity or futures contract which is the subject of the option is less than the strike price of the option or (C) the ownership of a commodity option position established by the sale (grant) of a call commodity option of the same commodity for which the market value for the actual commodity or futures contract which is the subject of the option is more than the strike price of the option: *Provided,* That for purposes of paragraph (c)(5)(x) of this section the market value for the actual commodity or futures contract which is the subject of such option need not be more than the strike price of that option;

(ii) Fixed-price sale of any commodity which does not exceed in quantity (A) the purchase of the same commodity for future delivery on a board of trade or (B) the purchase of a call commodity option of the same commodity for which the market value for the actual commodity or futures contract which is the subject of such option is more than the strike price of the option or (C) ownership of a commodity option position established by the sale (grant) of a put commodity option of the same commodity for which the market value for the actual commodity or futures contract which is the subject of the option is less than the strike price of the option: *Provided,* That for purposes of paragraph (c)(5)(x) of this section the market value for the actual commodity or futures contract which is the subject of such option need not be less than the strike price of that option; and

(iii) Ownership or fixed-price contracts of a commodity described in paragraphs (j)(2)(i) and (j)(2)(ii) of this section may also be covered other than by the same quantity of the same cash commodity, provided that the fluctuations in value of the position for future delivery or commodity option are substantially related to the fluctuations in value of the actual cash position.

(3) *Nonenumerated cases.* Upon specific request, the Commission may recognize transactions and positions other than those enumerated in paragraph (j)(2) of this section as cover in amounts and under the terms and conditions as it may specify. Any applicant or registrant who wishes to avail itself of the provisions of this paragraph (j)(3) must apply to the Commission in writing at its principal office in Washington, DC giving full details of the transaction including detailed information which will demonstrate that the transaction is economically appropriate to the reduction of risk exposure attendant to the conduct and management of a commercial enterprise.

Adopted October 17, 2012 (12-26).

522. Compliance with Commission Regulation 1.18 - Records for and relating to Financial Reporting and Monthly Computation by Futures Commission Merchants and Introducing Brokers

Any Trading Privilege Holder subject to Commission Regulation 1.18 that violates Commission Regulation 1.18 shall be deemed to have violated this Rule 522. Commission Regulation 1.18 is set forth below and incorporated into this Rule 522.

Commission Regulation 1.18 - Records for and relating to financial reporting and monthly computation by futures commission merchants and introducing brokers.

(a) No person shall be registered as a futures commission merchant or as an introducing broker under the Act unless, commencing on the date his application for such registration is filed, he prepares and keeps current ledgers or other similar records which show or summarize, with appropriate references to supporting documents, each transaction affecting his asset, liability, income, expense and capital accounts, and in which (except as otherwise permitted in writing by the Commission) all his asset, liability and capital accounts are classified into either the account classification subdivisions specified on Form 1–FR–FCM or Form 1–FR–IB, respectively, or, if such person is registered with the Securities and Exchange Commission as a securities broker or dealer and he files (in accordance with §1.10(h)) a copy of his Financial and Operational Combined Uniform Single Report under the Securities Exchange Act of 1934, Part II, Part IIA, or Part II CSE (FOCUS report) in lieu of Form 1–FR–FCM or Form 1–FR–IB, the account classification subdivisions specified on such FOCUS report, or categories that are in accord with generally accepted accounting principles. Each person so registered shall prepare and keep current such records.

(b)(1) Each applicant or registrant must make and keep as a record in accordance with §1.31 formal computations of its adjusted net capital and of its minimum financial requirements pursuant to §1.17 or the requirements of the designated self-regulatory organization to which it is subject as of the close of business each month. Such computations must be completed and made available for inspection by any representative of the National Futures Association, in the case of an applicant, or of the Commission or designated self-regulatory organization, if any, in the case of a registrant, within 17 business days after the date for which the computations are made, commencing the first month end after the date the application for registration is filed.

(2) An applicant or registrant that has filed a monthly Form 1–FR or Statement of Financial and Operational Combined Uniform Single Report under the Securities Exchange Act of 1934, Part II, Part IIA, or Part II CSE (FOCUS report) in accordance with the requirements of §1.10(b) will be deemed to have satisfied the requirements of paragraph (b)(1) of this section for such month.

(c) The provisions of this section do not apply to an introducing broker which is operating pursuant to a guarantee agreement, nor do such provisions apply to an applicant for registration as an introducing broker who files concurrently with such application a guarantee agreement, provided such introducing broker or applicant therefor is not also a securities broker or dealer.

Adopted October 17, 2012 (12-26).

523. Compliance with Commission Regulation 1.20 -Customer Funds to Be Segregated and Separately Accounted For

Any Trading Privilege Holder subject to Commission Regulation 1.20 that violates Commission Regulation 1.20 shall be deemed to have violated this Rule 523. Commission Regulation 1.20 is set forth below and incorporated into this Rule 523.

Commission Regulation 1.20 - Customer funds to be segregated and separately accounted for

(a) All customer funds shall be separately accounted for and segregated as belonging to commodity or option customers. Such customer funds when deposited with any bank, trust company, clearing organization or another futures commission merchant shall be deposited under an account name which clearly identifies them as such and shows that they are segregated as required by the Act and this part. Each registrant shall obtain and retain in its files for the period provided in §1.31 a written acknowledgment from such bank, trust company, clearing organization, or futures commission merchant, that it was informed that the customer funds deposited therein are those of commodity or option customers and are being held in accordance with the provisions of the Act and this part: *Provided, however,* that an acknowledgment need not be obtained from a clearing organization that has adopted and submitted to the Commission rules that provide for the segregation as customer funds, in accordance with all relevant provisions of the Act and the rules and orders promulgated thereunder, of all funds held on behalf of customers. Under no circumstances shall any portion of customer funds be obligated to a clearing organization, any member of a contract market, a futures commission merchant, or any depository except to purchase, margin, guarantee, secure, transfer, adjust or settle trades, contracts or commodity option transactions of commodity or option customers. No person, including any clearing organization or any depository, that has received customer funds for deposit in a segregated account, as provided in this section, may hold, dispose of, or use any such funds as belonging to any person other than the option or commodity customers of the futures commission merchant which deposited such funds.

(b) All customer funds received by a clearing organization from a member of the clearing organization to purchase, margin, guarantee, secure or settle the trades, contracts or commodity options of the clearing member's commodity or option customers and all money accruing to such commodity or option customers as the result of trades, contracts or commodity options so carried shall be separately accounted for and segregated as belonging to such commodity or option customers, and a clearing organization shall not hold, use or dispose of such customer funds except as belonging to such commodity or option customers. Such customer funds when deposited in a bank or trust company shall be deposited under an account name which clearly shows that they are the customer funds of the commodity or option customers of clearing members, segregated as required by the Act and these regulations. The clearing organization shall obtain and retain in its files for the period provided by §1.31 an acknowledgment from such bank or trust company that it was informed that the customer funds deposited therein are those of commodity or option customers of its clearing members and are being held in accordance with the provisions of the Act and these regulations.

(c) Each futures commission merchant shall treat and deal with the customer funds of a commodity customer or of an option customer as belonging to such commodity or option customer. All customer funds shall be separately accounted for, and shall not be commingled with the money, securities or property of a futures commission merchant or of any other person, or be used to secure or guarantee the trades, contracts or commodity options, or to secure or extend the credit, of any person other than the one for whom the same are held: *Provided, however,* That customer funds treated as belonging to the commodity or option customers of a futures commission merchant may for convenience be commingled and deposited in the same account or accounts with any bank or trust company, with another person registered as a futures commission merchant, or with a clearing organization, and that such share thereof as in the normal course of business is necessary to purchase, margin, guarantee, secure, transfer, adjust, or settle the trades, contracts or commodity options of such commodity or option customers or resulting market positions, with the clearing organization or with any other person registered as a futures commission merchant, may be withdrawn and applied to such purposes, including the payment of premiums to option grantors, commissions, brokerage, interest, taxes, storage and other fees and charges, lawfully accruing in connection with such trades, contracts or commodity options: *Provided, further,* That customer funds may be invested in instruments described in §1.25.

Adopted October 17, 2012 (12-26).

524. Compliance with Commission Regulation 1.21 - Care of Money and Equities Accruing to Customers

Any Trading Privilege Holder subject to Commission Regulation 1.21 that violates Commission Regulation 1.21 shall be deemed to have violated this Rule 524. Commission Regulation 1.21 is set forth below and incorporated into this Rule 524.

Commission Regulation 1.21 - Care of money and equities accruing to customers.

All money received directly or indirectly by, and all money and equities accruing to, a futures commission merchant from any clearing organization or from any clearing member or from any member of a contract market incident to or resulting from any trade, contract or commodity option made by or through such futures commission merchant on behalf of any commodity or option customer shall be considered as accruing to such commodity or option customer within the meaning of the Act and these regulations. Such money and equities shall be treated and dealt with as belonging to such commodity or option customer in accordance with the provisions of the Act and these regulations. Money and equities accruing in connection with commodity or option customers' open trades, contracts, or commodity options need not be separately credited to individual accounts but may be treated and dealt with as belonging undivided to all commodity or option customers having open trades, contracts, or commodity option positions which if closed would result in a credit to such commodity or option customers.

Adopted October 17, 2012 (12-26).

525. Compliance with Commission Regulation 1.22 - Use of Customer Funds Restricted

Any Trading Privilege Holder subject to Commission Regulation 1.22 that violates Commission Regulation 1.22 shall be deemed to have violated this Rule 525. Commission Regulation 1.22 is set forth below and incorporated into this Rule 525.

Commission Regulation 1.22 - Use of customer funds restricted.

No futures commission merchant shall use, or permit the use of, the customer funds of one commodity and/or option customer to purchase, margin, or settle the trades, contracts, or commodity options of, or to secure or extend the credit of, any person other than such customer or option customer. Customer funds shall not be used to carry trades or positions of the same commodity and/or option customer other than in commodities or commodity options traded through the facilities of a contract market.

Adopted October 17, 2012 (12-26).

526. Compliance with Commission Regulation 1.23 - Interest of Futures Commission Merchants in Segregated Funds; Additions and Withdrawals

Any Trading Privilege Holder subject to Commission Regulation 1.23 that violates Commission Regulation 1.23 shall be deemed to have violated this Rule 526. Commission Regulation 1.23 is set forth below and incorporated into this Rule 526.

Commission Regulation 1.23 - Interest of futures commission merchant in segregated funds; additions and withdrawals.

The provision in section 4d(a)(2) of the Act and the provision in §1.20(c), which prohibit the commingling of customer funds with the funds of a futures commission merchant, shall not be construed to prevent a futures commission merchant from having a residual financial interest in the customer funds, segregated as required by the Act and the rules in this part and set apart for the benefit of commodity or option customers; nor shall such provisions be construed to prevent a futures commission merchant from adding to such segregated customer funds such amount or amounts of money, from its own funds or unencumbered securities from its own inventory, of the type set forth in §1.25, as it may deem necessary to ensure any and all commodity or option customers' accounts from becoming undersegregated at any time. The books and records of a futures commission merchant shall at all times accurately reflect its interest in the segregated funds. A futures commission merchant may draw upon such segregated funds to its own order, to the extent of its actual interest therein, including the withdrawal of securities held in segregated safekeeping accounts held by a bank, trust company, contract market clearing organization or other futures commission merchant. Such withdrawal shall not result in the funds of one commodity and/or option customer being used to purchase, margin or carry the trades, contracts or commodity options, or extend the credit of any other commodity customer, option customer or other person.

Adopted October 17, 2012 (12-26).

527. Compliance with Commission Regulation 1.24 - Segregated Funds; Exclusions Therefrom

Any Trading Privilege Holder subject to Commission Regulation 1.24 that violates Commission Regulation 1.24 shall be deemed to have violated this Rule 527. Commission Regulation 1.24 is set forth below and incorporated into this Rule 527.

Commission Regulation 1.24 - Segregated funds; exclusions therefrom.

Money held in a segregated account by a futures commission merchant shall not include: (a) Money invested in obligations or stocks of any clearing organization or in memberships in or obligations of any contract market; or (b) money held by any clearing organization which it may use for any purpose other than to purchase, margin, guarantee, secure, transfer, adjust, or settle the contracts, trades, or commodity options of the commodity or option customers of such futures commission merchant.

Adopted October 17, 2012 (12-26).

528. Compliance with Commission Regulation 1.25 - Investment of Customer Funds

Any Trading Privilege Holder subject to Commission Regulation 1.25 that violates Commission Regulation 1.25 shall be deemed to have violated this Rule 528. Commission Regulation 1.25 is set forth below and incorporated into this Rule 528.

Commission Regulation 1.25 - Investment of customer funds.

(a) *Permitted investments.* (1) Subject to the terms and conditions set forth in this section, a futures commission merchant or a derivatives clearing organization may invest customer money in the following instruments (permitted investments):

(i) Obligations of the United States and obligations fully guaranteed as to principal and interest by the United States (U.S. government securities);

(ii) General obligations of any State or of any political subdivision thereof (municipal securities);

(iii) Obligations of any United States government corporation or enterprise sponsored by the United States government (U.S. agency obligations);

(iv) Certificates of deposit issued by a bank (certificates of deposit) as defined in section 3(a)(6) of the Securities Exchange Act of 1934, or a domestic branch of a foreign bank that carries deposits insured by the Federal Deposit Insurance Corporation;

(v) Commercial paper fully guaranteed as to principal and interest by the United States under the Temporary Liquidity Guarantee Program as administered by the Federal Deposit Insurance Corporation (commercial paper);

(vi) Corporate notes or bonds fully guaranteed as to principal and interest by the United States under the Temporary Liquidity Guarantee Program as administered by the Federal Deposit Insurance Corporation (corporate notes or bonds); and

(vii) Interests in money market mutual funds.

(2)(i) In addition, a futures commission merchant or derivatives clearing organization may buy and sell the permitted investments listed in paragraphs (a)(1)(i) through (vii) of this section pursuant to agreements for resale or repurchase of the instruments, in accordance with the provisions of paragraph (d) of this section.

(ii) A futures commission merchant or a derivatives clearing organization may sell securities deposited by customers as margin pursuant to agreements to repurchase subject to the following:

(A) Securities subject to such repurchase agreements must be "highly liquid" as defined in paragraph (b)(1) of this section.

(B) Securities subject to such repurchase agreements must not be "specifically identifiable property" as defined in §190.01(kk) of this chapter.

(C) The terms and conditions of such an agreement to repurchase must be in accordance with the provisions of paragraph (d) of this section.

(D) Upon the default by a counterparty to a repurchase agreement, the futures commission merchant or derivatives clearing organization shall act promptly to ensure that the default does not result in any direct or indirect cost or expense to the customer.

(3) Obligations issued by the Federal National Mortgage Association or the Federal Home Loan Mortgage Association are permitted while these entities operate under the conservatorship or receivership of the Federal Housing Finance Authority with capital support from the United States.

(b) *General terms and conditions.* A futures commission merchant or a derivatives clearing organization is required to manage the permitted investments consistent with the objectives of preserving principal and maintaining liquidity and according to the following specific requirements:

(1) *Liquidity.* Investments must be "highly liquid" such that they have the ability to be converted into cash within one business day without material discount in value.

(2) *Restrictions on instrument features.* (i) With the exception of money market mutual funds, no permitted investment may contain an embedded derivative of any kind, except as follows:

(A) The issuer of an instrument otherwise permitted by this section may have an option to call, in whole or in part, at par, the principal amount of the instrument before its stated maturity date; or

(B) An instrument that meets the requirements of paragraph (b)(2)(iv) of this section may provide for a cap, floor, or collar on the interest paid; *provided, however,* that the terms of such instrument obligate the issuer to repay the principal amount of the instrument at not less than par value upon maturity.

(ii) No instrument may contain interest-only payment features.

(iii) No instrument may provide payments linked to a commodity, currency, reference instrument, index, or benchmark except as provided in paragraph (b)(2)(iv) of this section, and it may not otherwise constitute a derivative instrument.

(iv)(A) Adjustable rate securities are permitted, subject to the following requirements:

(*1*) The interest payments on variable rate securities must correlate closely and on an unleveraged basis to a benchmark of either the Federal Funds target or effective rate, the prime rate, the three-month Treasury Bill rate, the one-month or three-month LIBOR rate, or the interest rate of any fixed rate instrument that is a permitted investment listed in paragraph (a)(1) of this section;

(*2*) The interest payment, in any period, on floating rate securities must be determined solely by reference, on an unleveraged basis, to a benchmark of either the Federal Funds target or effective rate, the prime rate, the three-month Treasury Bill rate, the one-month or three-month LIBOR rate, or the interest rate of any fixed rate instrument that is a permitted investment listed in paragraph (a)(1) of this section;

(*3*) Benchmark rates must be expressed in the same currency as the adjustable rate securities that reference them; and

(*4*) No interest payment on an adjustable rate security, in any period, can be a negative amount.

(B) For purposes of this paragraph, the following definitions shall apply:

(*1*) The term *adjustable rate security* means, a floating rate security, a variable rate security, or both.

(*2*) The term *floating rate security* means a security, the terms of which provide for the adjustment of its interest rate whenever a specified interest rate changes and that, at any time until the final maturity of the instrument or the period remaining until the principal amount can be recovered through demand, can reasonably be expected to have market value that approximates its amortized cost.

(*3*) The term *variable rate security* means a security, the terms of which provide for the adjustment of its interest rate on set dates (such as the last day of a month or calendar quarter) and that, upon each adjustment until the final maturity of the instrument or the period remaining until the principal amount can be recovered through demand, can reasonably be expected to have a market value that approximates its amortized cost.

(v) Certificates of deposit must be redeemable at the issuing bank within one business day, with any penalty for early withdrawal limited to any accrued interest earned according to its written terms.

(vi) Commercial paper and corporate notes or bonds must meet the following criteria:

(A) The size of the issuance must be greater than $1 billion;

(B) The instrument must be denominated in U.S. dollars; and

(C) The instrument must be fully guaranteed as to principal and interest by the United States for its entire term.

(3) *Concentration* —(i) *Asset-based concentration limits for direct investments.* (A) Investments in U.S. government securities shall not be subject to a concentration limit.

(B) Investments in U.S. agency obligations may not exceed 50 percent of the total assets held in segregation by the futures commission merchant or derivatives clearing organization.

(C) Investments in each of commercial paper, corporate notes or bonds and certificates of deposit may not exceed 25 percent of the total assets held in segregation by the futures commission merchant or derivatives clearing organization.

(D) Investments in municipal securities may not exceed 10 percent of the total assets held in segregation by the futures commission merchant or derivatives clearing organization.

(E) Subject to paragraph (b)(3)(i)(G) of this section, investments in money market mutual funds comprising only U.S. government securities shall not be subject to a concentration limit.

(F) Subject to paragraph (b)(3)(i)(G) of this section, investments in money market mutual funds, other than those described in paragraph (b)(3)(i)(E) of this section, may not exceed 50 percent of the total assets held in segregation by the futures commission merchant or derivatives clearing organization.

(G) Investments in money market mutual funds comprising less than $1 billion in assets and/or which have a management company comprising less than $25 billion in assets, may not exceed 10 percent of the total assets held in segregation by the futures commission merchant or derivatives clearing organization.

(ii) *Issuer-based concentration limits for direct investments.* (A) Securities of any single issuer of U.S. agency obligations held by a futures commission merchant or derivatives clearing organization may not exceed 25 percent of total assets held in segregation by the futures commission merchant or derivatives clearing organization.

(B) Securities of any single issuer of municipal securities, certificates of deposit, commercial paper, or corporate notes or bonds held by a futures commission merchant or derivatives clearing organization may not exceed 5 percent of total assets held in segregation by the futures commission merchant or derivatives clearing organization.

(C) Interests in any single family of money market mutual funds described in paragraph (b)(3)(i)(F) of this section may not exceed 25 percent of total assets held in segregation by the futures commission merchant or derivatives clearing organization.

(D) Interests in any individual money market mutual fund described in paragraph (b)(3)(i)(F) of this section may not exceed 10 percent of total assets held in segregation by the futures commission merchant or derivatives clearing organization.

(E) For purposes of determining compliance with the issuer-based concentration limits set forth in this section, securities issued by entities that are affiliated, as defined in paragraph (b)(5) of this section, shall be aggregated and deemed the securities of a single issuer. An interest in a permitted money market mutual fund is not deemed to be a security issued by its sponsoring entity.

(iii) *Concentration limits for agreements to repurchase* —(A) *Repurchase agreements.* For purposes of determining compliance with the asset-based and issuer-based concentration limits set forth in this section, securities sold by a futures commission merchant or derivatives clearing organization subject to agreements to repurchase shall be combined with securities held by the futures commission merchant or derivatives clearing organization as direct investments.

(B) *Reverse repurchase agreements.* For purposes of determining compliance with the asset-based and issuer-based concentration limits set forth in this section, securities purchased by a futures commission merchant or derivatives clearing organization subject to agreements to resell shall be combined with securities held by the futures commission merchant or derivatives clearing organization as direct investments.

(iv) *Treatment of customer-owned securities.* For purposes of determining compliance with the asset-based and issuer-based concentration limits set forth in this section, securities owned by the customers of a futures commission merchant and posted as margin collateral are not included in total assets held in segregation by the futures commission merchant, and securities posted by a futures commission merchant with a derivatives clearing organization are not included in total assets held in segregation by the derivatives clearing organization.

(v) *Counterparty concentration limits.* Securities purchased by a futures commission merchant or derivatives clearing organization from a single counterparty, subject to an agreement to resell to that counterparty, shall not exceed 25 percent of total assets held in segregation by the futures commission merchant or derivatives clearing organization.

(4) *Time-to-maturity.* (i) Except for investments in money market mutual funds, the dollar-weighted average of the time-to-maturity of the portfolio, as that average is computed pursuant to §270.2a–7 of this title, may not exceed 24 months.

(ii) For purposes of determining the time-to-maturity of the portfolio, an instrument that is set forth in paragraphs (a)(1)(i) through (vii) of this section may be treated as having a one-day time-to-maturity if the following terms and conditions are satisfied:

(A) The instrument is deposited solely on an overnight basis with a derivatives clearing organization pursuant to the terms and conditions of a collateral management program that has become effective in accordance with §39.4 of this chapter;

(B) The instrument is one that the futures commission merchant owns or has an unqualified right to pledge, is not subject to any lien, and is deposited by the futures commission merchant into a segregated account at a derivatives clearing organization;

(C) The derivatives clearing organization prices the instrument each day based on the current mark-to-market value; and

(D) The derivatives clearing organization reduces the assigned value of the instrument each day by a haircut of at least 2 percent.

(5) *Investments in instruments issued by affiliates.* (i) A futures commission merchant shall not invest customer funds in obligations of an entity affiliated with the futures commission merchant, and a derivatives clearing organization shall not invest customer funds in obligations of an entity affiliated with the derivatives clearing organization. An affiliate includes parent companies, including all entities through the ultimate holding company, subsidiaries to the lowest level, and companies under common ownership of such parent company or affiliates.

(ii) A futures commission merchant or derivatives clearing organization may invest customer funds in a fund affiliated with that futures commission merchant or derivatives clearing organization.

(6) *Recordkeeping.* A futures commission merchant and a derivatives clearing organization shall prepare and maintain a record that will show for each business day with respect to each type of investment made pursuant to this section, the following information:

(i) The type of instruments in which customer funds have been invested;

(ii) The original cost of the instruments; and

(iii) The current market value of the instruments.

(c) *Money market mutual funds.* The following provisions will apply to the investment of customer funds in money market mutual funds (the fund).

(1) The fund must be an investment company that is registered under the Investment Company Act of 1940 with the Securities and Exchange Commission and that holds itself out to investors as a money market fund, in accordance with §270.2a–7 of this title.

(2) The fund must be sponsored by a federally-regulated financial institution, a bank as defined in section 3(a)(6) of the Securities Exchange Act of 1934, an investment adviser registered under the Investment Advisers Act of 1940, or a domestic branch of a foreign bank insured by the Federal Deposit Insurance Corporation.

(3) A futures commission merchant or derivatives clearing organization shall maintain the confirmation relating to the purchase in its records in accordance with §1.31 and note the ownership of fund shares (by book-entry or otherwise) in a custody account of the futures commission merchant or derivatives clearing organization in accordance with §1.26. The futures commission merchant or the derivatives clearing organization shall obtain the acknowledgment letter required by §1.26 from an entity that has substantial control over the fund shares purchased with customer segregated funds and has the knowledge and authority to facilitate redemption and payment or transfer of the customer segregated funds. Such entity may include the fund sponsor or depository acting as custodian for fund shares.

(4) The net asset value of the fund must be computed by 9 a.m. of the business day following each business day and made available to the futures commission merchant or derivatives clearing organization by that time.

(5)(i) General requirement for redemption of interests. A fund shall be legally obligated to redeem an interest and to make payment in satisfaction thereof by the business day following a redemption request, and the futures commission merchant or derivatives clearing organization shall retain documentation demonstrating compliance with this requirement.

(ii) Exception. A fund may provide for the postponement of redemption and payment due to any of the following circumstances:

(A) For any period during which there is a non-routine closure of the Fedwire or applicable Federal Reserve Banks;

(B) For any period:

(*1*) During which the New York Stock Exchange is closed other than customary week-end and holiday closings; or

(*2*) During which trading on the New York Stock Exchange is restricted;

(C) For any period during which an emergency exists as a result of which:

(*1*) Disposal by the company of securities owned by it is not reasonably practicable; or

(*2*) It is not reasonably practicable for such company fairly to determine the value of its net assets;

(D) For any period as the Securities and Exchange Commission may by order permit for the protection of security holders of the company;

(E) For any period during which the Securities and Exchange Commission has, by rule or regulation, deemed that:

(*1*) Trading shall be restricted; or

(*2*) An emergency exists; or

(F) For any period during which each of the conditions of §270.22e–3(a)(1) through (3) of this title are met.

(6) The agreement pursuant to which the futures commission merchant or derivatives clearing organization has acquired and is holding its interest in a fund must contain no provision that would prevent the pledging or transferring of shares.

(7) The appendix to this section sets forth language that will satisfy the requirements of paragraph (c)(5) of this section.

(d) *Repurchase and reverse repurchase agreements.* A futures commission merchant or derivatives clearing organization may buy and sell the permitted investments listed in paragraphs (a)(1)(i) through (vii) of this section pursuant to agreements for resale or repurchase of the securities (agreements to repurchase or resell), provided the agreements to repurchase or resell conform to the following requirements:

(1) The securities are specifically identified by coupon rate, par amount, market value, maturity date, and CUSIP or ISIN number.

(2) Permitted counterparties are limited to a bank as defined in section 3(a)(6) of the Securities Exchange Act of 1934, a domestic branch of a foreign bank insured by the Federal Deposit Insurance Corporation, a securities broker or dealer, or a government securities broker or government securities dealer registered with the Securities and Exchange Commission or which has filed notice pursuant to section 15C(a) of the Government Securities Act of 1986.

(3) A futures commission merchant or derivatives clearing organization shall not enter into an agreement to repurchase or resell with a counterparty that is an affiliate of the futures commission merchant or derivatives clearing organization, respectively. An affiliate includes parent companies, including all entities through the ultimate holding company, subsidiaries to the lowest level, and companies under common ownership of such parent company or affiliates.

(4) The transaction is executed in compliance with the concentration limit requirements applicable to the securities transferred to the customer segregated custodial account in connection with the agreements to repurchase referred to in paragraphs (b)(3)(iii)(A) and (B) of this section.

(5) The transaction is made pursuant to a written agreement signed by the parties to the agreement, which is consistent with the conditions set forth in paragraphs (d)(1) through (13) of this section and which states that the parties thereto intend the transaction to be treated as a purchase and sale of securities.

(6) The term of the agreement is no more than one business day, or reversal of the transaction is possible on demand.

(7) Securities transferred to the futures commission merchant or derivatives clearing organization under the agreement are held in a safekeeping account with a bank as referred to in paragraph (d)(2) of this

section, a derivatives clearing organization, or the Depository Trust Company in an account that complies with the requirements of §1.26.

(8) The futures commission merchant or the derivatives clearing organization may not use securities received under the agreement in another similar transaction and may not otherwise hypothecate or pledge such securities, except securities may be pledged on behalf of customers at another futures commission merchant or derivatives clearing organization. Substitution of securities is allowed, *provided, however,* that:

(i) The qualifying securities being substituted and original securities are specifically identified by date of substitution, market values substituted, coupon rates, par amounts, maturity dates and CUSIP or ISIN numbers;

(ii) Substitution is made on a "delivery versus delivery" basis; and

(iii) The market value of the substituted securities is at least equal to that of the original securities.

(9) The transfer of securities to the customer segregated custodial account is made on a delivery versus payment basis in immediately available funds. The transfer of funds to the customer segregated cash account is made on a payment versus delivery basis. The transfer is not recognized as accomplished until the funds and/or securities are actually received by the custodian of the futures commission merchant's or derivatives clearing organization's customer funds or securities purchased on behalf of customers. The transfer or credit of securities covered by the agreement to the futures commission merchant's or derivatives clearing organization's customer segregated custodial account is made simultaneously with the disbursement of funds from the futures commission merchant's or derivatives clearing organization's customer segregated cash account at the custodian bank. On the sale or resale of securities, the futures commission merchant's or derivatives clearing organization's customer segregated cash account at the custodian bank must receive same-day funds credited to such segregated account simultaneously with the delivery or transfer of securities from the customer segregated custodial account.

(10) A written confirmation to the futures commission merchant or derivatives clearing organization specifying the terms of the agreement and a safekeeping receipt are issued immediately upon entering into the transaction and a confirmation to the futures commission merchant or derivatives clearing organization is issued once the transaction is reversed.

(11) The transactions effecting the agreement are recorded in the record required to be maintained under §1.27 of investments of customer funds, and the securities subject to such transactions are specifically identified in such record as described in paragraph (d)(1) of this section and further identified in such record as being subject to repurchase and reverse repurchase agreements.

(12) An actual transfer of securities to the customer segregated custodial account by book entry is made consistent with Federal or State commercial law, as applicable. At all times, securities received subject to an agreement are reflected as "customer property."

(13) The agreement makes clear that, in the event of the bankruptcy of the futures commission merchant or derivatives clearing organization, any securities purchased with customer funds that are subject to an agreement may be immediately transferred. The agreement also makes clear that, in the event of a futures commission merchant or derivatives clearing organization bankruptcy, the counterparty has no right to compel liquidation of securities subject to an agreement or to make a priority claim for the difference between current market value of the securities and the price agreed upon for resale of the securities to the counterparty, if the former exceeds the latter.

(e) *Deposit of firm-owned securities into segregation.* A futures commission merchant shall not be prohibited from directly depositing unencumbered securities of the type specified in this section, which it owns for its own account, into a segregated safekeeping account or from transferring any such securities

from a segregated account to its own account, up to the extent of its residual financial interest in customers' segregated funds; *provided, however,* that such investments, transfers of securities, and disposition of proceeds from the sale or maturity of such securities are recorded in the record of investments required to be maintained by §1.27. All such securities may be segregated in safekeeping only with a bank, trust company, derivatives clearing organization, or other registered futures commission merchant. Furthermore, for purposes of §§1.25, 1.26, 1.27, 1.28, and 1.29, investments permitted by §1.25 that are owned by the futures commission merchant and deposited into such a segregated account shall be considered customer funds until such investments are withdrawn from segregation.

Appendix to §1.25 - Money Market Mutual Fund Prospectus Provisions Acceptable for Compliance With Section 1.25(c)(5)

Upon receipt of a proper redemption request submitted in a timely manner and otherwise in accordance with the redemption procedures set forth in this prospectus, the [Name of Fund] will redeem the requested shares and make a payment to you in satisfaction thereof no later than the business day following the redemption request. The [Name of Fund] may postpone and/or suspend redemption and payment beyond one business day only as follows:

a. For any period during which there is a non-routine closure of the Fedwire or applicable Federal Reserve Banks;

b. For any period (1) during which the New York Stock Exchange is closed other than customary week-end and holiday closings or (2) during which trading on the New York Stock Exchange is restricted;

c. For any period during which an emergency exists as a result of which (1) disposal of securities owned by the [Name of Fund] is not reasonably practicable or (2) it is not reasonably practicable for the [Name of Fund] to fairly determine the net asset value of shares of the [Name of Fund];

d. For any period during which the Securities and Exchange Commission has, by rule or regulation, deemed that (1) trading shall be restricted or (2) an emergency exists;

e. For any period that the Securities and Exchange Commission, may by order permit for your protection; or

f. For any period during which the [Name of Fund,] as part of a necessary liquidation of the fund, has properly postponed and/or suspended redemption of shares and payment in accordance with federal securities laws.

Adopted October 17, 2012 (12-26).

529. Compliance with Commission Regulation 1.26 - Deposit of Instruments Purchased with Customer Funds

Any Trading Privilege Holder subject to Commission Regulation 1.26 that violates Commission Regulation 1.26 shall be deemed to have violated this Rule 529. Commission Regulation 1.26 is set forth below and incorporated into this Rule 529.

Commission Regulation 1.26 - Deposit of instruments purchased with customer funds.

(a) Each futures commission merchant who invests customer funds in instruments described in §1.25 shall separately account for such instruments and segregate such instruments as belonging to such commodity or option customers. Such instruments, when deposited with a bank, trust company, clearing organization or another futures commission merchant, shall be deposited under an account name which clearly shows that they belong to commodity or option customers and are segregated as required by the

Act and this part. Each futures commission merchant upon opening such an account shall obtain and retain in its files an acknowledgment from such bank, trust company, clearing organization or other futures commission merchant that it was informed that the instruments belong to commodity or option customers and are being held in accordance with the provisions of the Act and this part. *Provided, however,* that an acknowledgment need not be obtained from a clearing organization that has adopted and submitted to the Commission rules that provide for the segregation as customer funds, in accordance with all relevant provisions of the Act and the rules and orders promulgated thereunder, of all funds held on behalf of customers and all instruments purchased with customer funds. Such acknowledgment shall be retained in accordance with §1.31. Such bank, trust company, clearing organization or other futures commission merchant shall allow inspection of such obligations at any reasonable time by representatives of the Commission.

(b) Each clearing organization which invests money belonging or accruing to commodity or option customers of its clearing members in instruments described in §1.25 shall separately account for such instruments and segregate such instruments as belonging to such commodity or option customers. Such instruments, when deposited with a bank or trust company, shall be deposited under an account name which will clearly show that they belong to commodity or option customers and are segregated as required by the Act and this part. Each clearing organization upon opening such an account shall obtain and retain in its files a written acknowledgment from such bank or trust company that it was informed that the instruments belong to commodity or option customers of clearing members and are being held in accordance with the provisions of the Act and this part. Such acknowledgment shall be retained in accordance with §1.31. Such bank or trust company shall allow inspection of such instruments at any reasonable time by representatives of the Commission.

Adopted October 17, 2012 (12-26).

530. Compliance with Commission Regulation 1.27 - Record of Investments

Any Trading Privilege Holder subject to Commission Regulation 1.27 that violates Commission Regulation 1.27 shall be deemed to have violated this Rule 530. Commission Regulation 1.27 is set forth below and incorporated into this Rule 530.

Commission Regulation 1.27 - Record of investments.

(a) Each futures commission merchant which invests customer funds, and each derivatives clearing organization which invests customer funds of its clearing members' customers or option customers, shall keep a record showing the following:

(1) The date on which such investments were made;

(2) The name of the person through whom such investments were made;

(3) The amount of money or current market value of securities so invested;

(4) A description of the instruments in which such investments were made, including the CUSIP or ISIN numbers;

(5) The identity of the depositories or other places where such instruments are segregated;

(6) The date on which such investments were liquidated or otherwise disposed of and the amount of money or current market value of securities received of such disposition, if any;

(7) The name of the person to or through whom such investments were disposed of; and

(8) Daily valuation for each instrument and readily available documentation supporting the daily valuation for each instrument. Such supporting documentation must be sufficient to enable auditors to verify the valuations and the accuracy of any information from external sources used in those valuations.

(b) Each derivatives clearing organization which receives documents from its clearing members representing investment of customer funds shall keep a record showing separately for each clearing member the following:

(1) The date on which such documents were received from the clearing member;

(2) A description of such documents, including the CUSIP or ISIN numbers; and

(3) The date on which such documents were returned to the clearing member or the details of disposition by other means.

(c) Such records shall be retained in accordance with §1.31. No such investments shall be made except in instruments described in §1.25.

Adopted October 17, 2012 (12-26).

531. Compliance with Commission Regulation 1.28 - Appraisal of Instruments Purchased with Customer Funds

Any Trading Privilege Holder subject to Commission Regulation 1.28 that violates Commission Regulation 1.28 shall be deemed to have violated this Rule 531. Commission Regulation 1.28 is set forth below and incorporated into this Rule 531.

Commission Regulation 1.28 - Appraisal of instruments purchased with customer funds.

Futures commission merchants who invest customer funds in instruments described in §1.25 of this part shall include such instruments in segregated account records and reports at values which at no time exceed current market value, determined as of the close of the market on the date for which such computation is made.

Adopted October 17, 2012 (12-26).

532. Compliance with Commission Regulation 1.29 - Increment of Interest Resulting from Investment of Customer Funds

Any Trading Privilege Holder subject to Commission Regulation 1.29 that violates Commission Regulation 1.29 shall be deemed to have violated this Rule 532. Commission Regulation 1.29 is set forth below and incorporated into this Rule 532.

Commission Regulation 1.29 - Increment of interest resulting from investment of customer funds.

The investment of customer funds in instruments described in §1.25 shall not prevent the futures commission merchant or clearing organization so investing such funds from receiving and retaining as its own any increment or interest resulting therefrom.

Adopted October 17, 2012 (12-26).

533. Compliance with Commission Regulation 1.30 - Loans by Futures Commission Merchants; Treatment of Proceeds

Any Trading Privilege Holder subject to Commission Regulation 1.30 that violates Commission Regulation 1.30 shall be deemed to have violated this Rule 533. Commission Regulation 1.30 is set forth below and incorporated into this Rule 533.

Commission Regulation 1.30 - Loans by futures commission merchants; treatment of proceeds.

Nothing in these regulations shall prevent a futures commission merchant from lending its own funds to commodity or option customers on securities and property pledged by such commodity or option customers, or from repledging or selling such securities and property pursuant to specific written agreement with such commodity or option customers. The proceeds of such loans used to purchase, margin, guarantee, or secure the trades, contracts, or commodity options of commodity or option customers shall be treated and dealt with by a futures commission merchant as belonging to such commodity or option customers, in accordance with and subject to the provisions of section 4d(a)(2) of the Act and these regulations.

Adopted October 17, 2012 (12-26).

534. Compliance with Commission Regulation 1.31 - Books and Records; Keeping and Inspection

Any Trading Privilege Holder subject to Commission Regulation 1.31 that violates Commission Regulation 1.31 shall be deemed to have violated this Rule 534. Commission Regulation 1.31 is set forth below and incorporated into this Rule 534.

Commission Regulation 1.31 - Books and records; keeping and inspection.

(a)(1) All books and records required to be kept by the Act or by these regulations shall be kept for a period of five years from the date thereof and shall be readily accessible during the first 2 years of the 5-year period. All such books and records shall be open to inspection by any representative of the Commission or the United States Department of Justice.

(2) A copy of any book or record required to be kept by the Act or by these regulations shall be provided, at the expense of the person required to keep the book or record, to a Commission representative upon the representative's request. Instead of furnishing a copy, such person may provide the original book or record for reproduction, which the representative may temporarily remove from such person's premises for this purpose. All copies or originals shall be provided promptly. Upon request, the Commission representative shall issue a receipt provided by such person for any copy or original book or record received. At the request of the Commission representative, such person shall, upon the return thereof, issue a receipt for any copy or original book or record returned by the representative.

(b) Except as provided in paragraph (d) of this section, immediate reproductions on either "micrographic media" (as defined in paragraph (b)(1)(i) of this section) or "electronic storage media" (as defined in paragraph (b)(1)(ii) this section) may be kept in that form for the required time period under the conditions set forth in this paragraph (b).

(1) For purposes of this section:

(i) The term "micrographic media" means microfilm or microfiche or any similar medium.

(ii) The term "electronic storage media" means any digital storage medium or system that:

(A) Preserves the records exclusively in a non-rewritable, non-erasable format;

(B) Verifies automatically the quality and accuracy of the storage media recording process;

(C) Serializes the original and, if applicable, duplicate units of storage media and creates a time-date record for the required period of retention for the information placed on such electronic storage media; and

(D) Permits the immediate downloading of indexes and records preserved on the electronic storage media onto paper, microfilm, microfiche or other medium acceptable under this paragraph upon the request of representatives of the Commission or the Department of Justice.

(2) Persons who use either micrographic media or electronic storage media to maintain records in accordance with this section must:

(i) Have available at all times, for examination by representatives of the Commission or the Department of Justice, facilities for immediate, easily readable projection or production of micrographic media or electronic storage media images;

(ii) Be ready at all times to provide, and immediately provide at the expense of the person required to keep such records, any easily readable hard-copy image that representatives of the Commission or Department of Justice may request;

(iii) Keep only Commission-require records on the individual medium employed (e.g., a disk or sheets of microfiche);

(iv) Store a duplicate of the record, in any medium acceptable under this regulation, at a location separate from the original for the period of time required for maintenance of the original; and

(v) Organize and maintain an accurate index of all information maintained on both the original and duplicate storage media such that:

(A) The location of any particular record stored on the media may be immediately ascertained;

(B) The index is available at all times for immediate examination by representatives of the Commission or the Department of Justice;

(C) A duplicate of the index is stored at a location separate from the original index; and

(D) Both the original index and the duplicate index are preserved for the time period required for the records included in the index.

(3) In addition to the foregoing conditions, persons using electronic storage media must:

(i) Be ready at all times to provide, and immediately provide at the expense of the person required to keep such records, copies of such records on such approved machine-readable media as defined in §15.00(1) of this chapter which any representative of the Commission or the Department of Justice may request. Records must use a format and coding structure specified in the request.

(ii) Develop and maintain written operational procedures and controls (an "audit system") designed to provide accountability over both the initial entry of required records to the electronic storage media and the entry of each change made to any original or duplicate record maintained on the electronic storage media such that:

(A) The results of such audit system are available at all times for immediate examination by representatives of the Commission or the Department of Justice;

(B) The results of such audit system are preserved for the time period required for the records maintained on the electronic storage media; and

(C) The written operational procedures and controls are available at all times for immediate examination by representatives of the Commission or the Department of Justice.

(iii) Either

(A) Maintain, keep current, and make available at all times for immediate examination by representatives of the Commission or Department of Justice all information necessary to access records and indexes maintained on the electronic storage media; or

(B) Place in escrow and keep current a copy of the physical and logical format of the electronic storage media, the file format of all different information types maintained on the electronic storage media and the source code, documentation, and information necessary to access the records and indexes maintained on the electronic storage media.

(4) In addition to the foregoing conditions, any person who uses only electronic storage media to preserve some or all of its required records ("Electronic Recordkeeper") shall, prior to the media's use, enter into an arrangement with at least one third party technical consultant ("Technical Consultant") who has the technical and financial capability to perform the undertakings described in this paragraph (b)(4). The arrangement shall provide that the Technical Consultant will have access to, and the ability to download, information from the Electronic Recordkeeper's electronic storage media to any medium acceptable under this regulation.

(i) The Technical Consultant must file with the Commission an undertaking in a form acceptable to the Commission, signed by the Technical Consultant or a person duly authorized by the Technical Consultant. An acceptable undertaking must include the following provision with respect to the Electronic Recordkeeper:

With respect to any books and records maintained or preserved on behalf of the Electronic Recordkeeper, the undersigned hereby undertakes to furnish promptly to any representative of the United States Commodity Futures Trading Commission or the United States Department of Justice (the "Representative"), upon reasonable request, such information as is deemed necessary by the Representative to download information kept on the Electronic Recordkeeper's electronic storage media to any medium acceptable under 17 CFR 1.31. The undersigned also undertakes to take reasonable steps to provide access to information contained on the Electronic Recordkeeper's electronic storage media, including, as appropriate, arrangements for the downloading of any record required to be maintained under the Commodity Exchange Act or the rules, regulations, or orders of the United States Commodity Futures Trading Commission, in a format acceptable to the Representative. In the event the Electronic Recordkeeper fails to download a record into a readable format and after reasonable notice to the Electronic Recordkeeper, upon being provided with the appropriate electronic storage medium, the undersigned will undertake to do so, at no charge to the United States, as the Representative may request.

(ii) [Reserved]

(c) Persons employing an electronic storage system shall provide a representation to the Commission prior to the initial use of the system. The representation shall be made by the person required to maintain the records, the storage system vendor, or another third party with appropriate expertise and shall state that the selected electronic storage system meets the requirements set forth in paragraph (b)(1)(ii) of this section. Persons employing an electronic storage system using media other than optical disk or CD-ROM

technology shall so state. The representation shall be accompanied by the type of oath or affirmation described in §1.10(d)(4).

(d) Trading cards, documents on which trade information is originally recorded in writing, written orders required to be kept pursuant to §1.35(a), (a–1)(1), (a–1)(2) and (d), and paper copies of electronically filed certified Forms 1–FR and FOCUS Reports with the original manually signed certification must be retained in hard-copy for the required time period.

Adopted October 17, 2012 (12-26).

535. Compliance with Commission Regulation 1.32 - Segregated Account; Daily Computation and Record

Any Trading Privilege Holder subject to Commission Regulation 1.32 that violates Commission Regulation 1.32 shall be deemed to have violated this Rule 535. Commission Regulation 1.32 is set forth below and incorporated into this Rule 535.

Commission Regulation 1.32 - Segregated account; daily computation and record.

(a) Each futures commission merchant must compute as of the close of each business day, on a currency-by-currency basis:

(1) The total amount of customer funds on deposit in segregated accounts on behalf of commodity and option customers;

(2) the amount of such customer funds required by the Act and these regulations to be on deposit in segregated accounts on behalf of such commodity and option customers; and

(3) the amount of the futures commission merchant's residual interest in such customer funds.

(b) In computing the amount of funds required to be in segregated accounts, a futures commission merchant may offset any net deficit in a particular customer's account against the current market value of readily marketable securities, less applicable percentage deductions (*i.e.,* "securities haircuts") as set forth in Rule 15c3–1(c)(2)(vi) of the Securities and Exchange Commission (17 CFR 241.15c3–1(c)(2)(vi)), held for the same customer's account. The futures commission merchant must maintain a security interest in the securities, including a written authorization to liquidate the securities at the futures commission merchant's discretion, and must segregate the securities in a safekeeping account with a bank, trust company, clearing organization of a contract market, or another futures commission merchant. For purposes of this section, a security will be considered readily marketable if it is traded on a "ready market" as defined in Rule 15c3–1(c)(11)(i) of the Securities and Exchange Commission (17 CFR 240.15c3–1(c)(11)(i)).

(c) The daily computations required by this section must be completed by the futures commission merchant prior to noon on the next business day and must be kept, together with all supporting data, in accordance with the requirements of §1.31.

Adopted October 17, 2012 (12-26).

536. Compliance with Commission Regulation 1.36 - Record of Securities and Property Received from Customers and Options Customers

Any Trading Privilege Holder subject to Commission Regulation 1.36 that violates Commission Regulation 1.36 shall be deemed to have violated this Rule 536. Commission Regulation 1.36 is set forth below and incorporated into this Rule 536.

Commission Regulation 1.36 - Record of securities and property received from customers and options customers.

(a) Each futures commission merchant and each retail foreign exchange dealer shall maintain, as provided in §1.31, a record of all securities and property received from customers, retail forex customers or option customers in lieu of money to margin, purchase, guarantee, or secure the commodity, retail forex or commodity option transactions of such customers, retail forex customers or option customers. Such record shall show separately for each customer, retail forex customer or option customer: A description of the securities or property received; the name and address of such customer, retail forex customer or option customer; the dates when the securities or property were received; the identity of the depositories or other places where such securities or property are segregated or held; the dates of deposits and withdrawals from such depositories; and the dates of return of such securities or property to such customer, retail forex customer or option customer, or other disposition thereof, together with the facts and circumstances of such other disposition. In the event any futures commission merchant deposits with the clearing organization of a contract market, directly or with a bank or trust company acting as custodian for such clearing organization, securities and/or property which belong to a particular customer or option customer, such futures commission merchant shall obtain written acknowledgment from such clearing organization that it was informed that such securities or property belong to customers or option customers of the futures commission merchant making the deposit. Such acknowledgment shall be retained as provided in §1.31.

(b) Each clearing organization of a contract market which receives from members securities or property belonging to particular customers or option customers of such members in lieu of money to margin, purchase, guarantee, or secure the commodity or commodity option transactions of such customers or option customers, or receives notice that any such securities or property have been received by a bank or trust company acting as custodian for such clearing organization, shall maintain, as provided in §1.31, a record which will show separately for each member, the dates when such securities or property were received, the identity of the depositories or other places where such securities or property are segregated, the dates such securities or property were returned to the member, or otherwise disposed of, together with the facts and circumstances of such other disposition including the authorization therefor.

Adopted October 17, 2012 (12-26).

CHAPTER 6
BUSINESS CONDUCT

601. Fraudulent Acts

Neither a Trading Privilege Holder nor any of its Related Parties shall engage in any fraudulent act or engage in any scheme to defraud, deceive or trick, in connection with or related to any trade on or other activity related to the Exchange or the Clearing Corporation.

602. Fictitious Transactions

Neither a Trading Privilege Holder nor any of its Related Parties shall create fictitious transactions or execute any Order for a fictitious transaction with knowledge of its nature.

603. Market Manipulation

Any manipulation of the market in any Contract is prohibited. Orders entered into the CBOE System for the purpose of generating unnecessary volatility or creating a condition in which prices do not or will not reflect fair market values are prohibited and any Trading Privilege Holder (including its respective Related Parties) who makes or assists in entering any such Order with knowledge of the purpose thereof or who, with such knowledge, in any way assists in carrying out any plan or scheme for the entering of any such Order, shall be deemed to have engaged in an act detrimental to the Exchange.

Amended July 26, 2005 (05-20).

604. Adherence to Law

No Trading Privilege Holder (including its Related Parties) shall engage in conduct in violation of Applicable Law, the Rules of the Exchange, the Rules of the Clearing Corporation (insofar as the Rules of the Clearing Corporation relate to the reporting or clearance of any transaction in Contracts) or any agreement with the Exchange.

Amended October 17, 2012 (12-26).

605. Sales Practice Rules

Without limiting the generality of Rule 604, each Trading Privilege Holder (including its Related Parties) shall comply with any and all sales practice rules (including those relating to bunched orders, opening and approval of accounts, suitability, use of discretion, supervision of accounts, risk disclosure document delivery, communications, monthly statements and confirmations, registration, qualification and continuing education, customer complaints, prohibition against guarantees and profit sharing and money laundering) from time to time promulgated by the NFA or, in the case

of Security Futures, from time to time promulgated by the NFA or FINRA, which rules are hereby incorporated by reference into this Rule 605.

Amended July 26, 2005 (05-20); February 23, 2009 (09-03).

606. Prohibition of Misstatements

It shall be an offense to make any misstatement of a material fact to the Exchange, including the Board, any committee thereof or any director, officer or employee of the Exchange.

607. Use of Trading Privileges

Neither a Trading Privilege Holder nor any of its Related Parties may use its Trading Privileges or access the Exchange in any way which could be expected to bring disrepute upon such Trading Privilege Holder or the Exchange.

608. Acts Detrimental to the Exchange; Acts Inconsistent with Just and Equitable Principles of Trade; Abusive Practices

It shall be an offense to engage in any act detrimental to the Exchange, in conduct inconsistent with just and equitable principles of trade or in abusive practices, including without limitation, fraudulent, noncompetitive or unfair actions.

Amended October 17, 2012 (12-26).

609. Supervision

Each Trading Privilege Holder shall be responsible for establishing, maintaining and administering reasonable supervisory procedures to ensure that its Related Parties and Customers comply with Applicable Law, the Rules of the Exchange and the Rules of the Clearing Corporation. A Trading Privilege Holder may be held accountable for the actions of its Related Parties. In addition, each Responsible Trader shall be responsible for supervising the Related Parties of the Trading Privilege Holder represented by it, and may be held accountable for the actions of such Related Parties.

Amended October 17, 2012 (12-26).

610. Priority of Customers' Orders

(a) No Trading Privilege Holder (including its Related Parties) shall knowingly buy a Contract for a personal or proprietary account of such Trading Privilege Holder or Related Party or for an account in which such Trading Privilege Holder or Related Party has a proprietary interest, when such Trading Privilege Holder or Related Party has in hand Orders to buy the same Contract for any other Person at the same price or at the market price. No Trading Privilege Holder (including its Related Parties) shall knowingly sell a Contract for a personal or proprietary account of such Trading Privilege Holder or Related Party or for an account in which such Trading Privilege Holder or Related Party has a

proprietary interest, when such Trading Privilege Holder or Related Party has in hand Orders to sell the same Contract for any other Person at the same price or at the market price.

(b) No Trading Privilege Holder (including its Related Parties) shall knowingly execute a discretionary Order for any Contract, including, without limitation, an Order allowing such Trading Privilege Holder (including its Related Parties) discretion as to time and price, for an immediate family member or for a personal or proprietary account of any other Trading Privilege Holder or Related Party, when such Trading Privilege Holder or Related Party has in hand any Customer Market Order for the same Contract open as to time and price.

(c) An Authorized Trader entering Orders into the CBOE System must enter all Customer Orders that the CBOE System is capable of accepting before entering an Order for a personal or proprietary account of such Authorized Trader or the related Trading Privilege Holder, an account in which such Authorized Trader or Trading Privilege Holder has a proprietary interest or an Order for a discretionary account, including an Order allowing such Authorized Trader or Trading Privilege Holder discretion as to time and price, for an immediate family member or for a personal or proprietary account of any other Trading Privilege Holder or Related Party.

(d) For purposes of this Rule 610, no Trading Privilege Holder that consists of more than one individual, shall be deemed to knowingly buy or sell a Contract or execute a discretionary Order if (i) such Trading Privilege Holder has in place appropriate "firewall" or separation of function procedures and (ii) the individual buying or selling the Contract or executing the discretionary Order in question has no direct knowledge of the Order to buy or sell the same Contract for any other Person at the same price or at the market price or of the Customer Order for the same Contract, as the case may be. Nothing in this Rule 610 shall limit the ability of an "eligible account manager" to bunch Orders in accordance with Commission Regulation § 1.35(a-1)(5).

611. Trading Against Customers' Orders

No Trading Privilege Holder (including its Related Parties) shall enter into a transaction on behalf of a Customer in which such Trading Privilege Holder or Related Party or any Person trading for an account in which such Trading Privilege Holder or Related Party has a financial interest, intentionally assumes the opposite side of the transaction. The foregoing restriction shall not prohibit pre-execution discussions conducted in accordance with procedures established by the Exchange from time to time, and shall not apply to any Exchange of Contract for Related Position, any Block Trade or any facilitation crossing transaction meeting all of the following criteria (or such other criteria as may be established by the Exchange from time to time):

(a) the Customer has previously consented in writing to such transactions and such consent has not been revoked prior to the applicable transaction;

(b) if the Trading Privilege Holder desires to cross a Customer Order with an Order of the Trading Privilege Holder or Related Party and a bid and an offer for the relevant Contract are resting in the CBOE System, the Trading Privilege Holder may enter the Customer Order into the CBOE System and may immediately thereafter enter the opposing Order representing no more than 30% of the Customer Order's contract size (rounded up to the nearest whole contract);

(c) the Trading Privilege Holder or Related Party has waited for a period of three seconds after first entering the Order received from the Customer into the CBOE System before taking the opposite side of the transaction, or if the Trading Privilege Holder initially crossed 30% of the Customer Order as provided in Rule 611(b), the Trading Privilege Holder has waited for a period of three seconds after first entering the Customer Order into the CBOE System before entering an opposing Order for the remaining balance, if any, of the Customer Order;

(d) the Trading Privilege Holder maintains a record that clearly identifies, by appropriate descriptive words, all such transactions, including the time of execution, commodity, date, price, quantity and delivery month; and

(e) the Trading Privilege Holder provides a copy of the record referred to in clause (d) above to the Exchange upon request by the Exchange and within the time frame designated by the Exchange.

Because the Orders entered into the CBOE System pursuant to this Rule 611 are exposed to the market, there is no assurance that the Orders of the Trading Privilege Holder will be matched against the Customer Order.

Amended March 26, 2004 (04-09); March 11, 2005 (05-09); March 6, 2008 (08-01); February 23, 2009 (09-03); October 17, 2012(12-26).

612. Withholding Orders

No Trading Privilege Holder (including its Related Parties) shall withhold or withdraw from the market any Order or any part of an Order placed by any Customer, unless expressly instructed or authorized to do so by such Customer.

613. Disclosing Orders

Except in accordance with any policies or procedures for pre-execution discussions from time to time adopted by the Exchange, no Trading Privilege Holder (including its Related Parties) shall disclose to any Person any Order placed by any other Person, except to the Exchange or the Commission.

614. Pre-Arranged Trades

No Trading Privilege Holder (including its Related Parties) shall enter any Order into the CBOE System which has been pre-arranged, except as expressly permitted by Rules 407, 414, 415 and 611 or in accordance with any policies or procedures for pre-execution discussions from time to time adopted by the Exchange.

Amended March 6, 2008 (08-01).

615. Simultaneous Buying and Selling Orders

(a) No Trading Privilege Holder (including its Related Parties) shall accept simultaneous buy and sell Orders from the same Customer for the same month of a particular Contract.

(b) A Trading Privilege Holder (including its Related Parties) holding Orders to buy and sell at the same time from different Customers for the same month of a particular Contract may enter both Orders into the CBOE System.

Amended February 29, 2009 (09-03).

616. Wash Trades

No Trading Privilege Holder nor any of its Related Parties shall place or accept buy and sell orders in the same Contract and expiration month, and, for a put or call option, the same strike price, where the Trading Privilege Holder or Related Party knows or reasonably should know that the purpose of the orders is to avoid taking a bona fide market position exposed to market risk (transactions commonly known or referred to as wash trades). Buy and sell orders for different accounts with common beneficial ownership that are entered with the intent to negate market risk or price competition shall also be deemed to violate the prohibition on wash trades. Additionally, no Trading Privilege Holder nor any of its Related Parties shall knowingly execute or accommodate the execution of such orders by direct or indirect means.

Adopted October 17, 2012 (12-26).

617. Money Passes

No Trading Privilege Holder nor any of its Related Parties shall prearrange the execution of transactions on the Exchange for the purpose of passing money between accounts. All transactions executed on the Exchange must be made in good faith for the purpose of executing bona fide transactions, and prearranged trades intended to effectuate a transfer of funds from one account to another are prohibited.

Adopted October 17, 2012 (12-26).

618. Accommodation Trading

No Trading Privilege Holder nor any of its Related Parties shall enter into non-competitive transactions on the Exchange for the purpose of assisting another Person to engage in transactions that are in violation of the Rules of the Exchange or Applicable Law.

Adopted October 17, 2012 (12-26).

619. Front-Running

No Trading Privilege Holder nor any of its Related Parties shall take a position in a Contract based upon non-public information regarding an impending transaction by another Person in the same or a related Contract, except as expressly permitted by Rules 407, 414, 415 and 611 or in accordance with any policies or procedures for pre-execution discussions from time to time adopted by the Exchange.

Adopted October 17, 2012 (12-26).

620. Disruptive Practices

No Trading Privilege Holder nor any of its Related Parties shall engage in any trading, practice or conduct on the Exchange or subject to the Rules of the Exchange that:

(a) Violates bids or offers;

(b) Demonstrates intentional or reckless disregard for the orderly execution of transactions during the closing period; or

(c) Is, is of the character of, or is commonly known as the trade as "spoofing" (bidding or offering with the intent to cancel the bid or offer before execution).

Adopted October 17, 2012 (12-26).

CHAPTER 7
DISCIPLINE AND ENFORCEMENT

701. Disciplinary Jurisdiction

(a) A Trading Privilege Holder and any Related Party who is alleged to have violated, or aided and abetted a violation of, any provision of the CEA, Commission Regulations thereunder, the Exchange Act, Exchange Act Regulations thereunder, or any Rule of the Exchange regulating the conduct of business on the Exchange shall be subject to the disciplinary jurisdiction of the Exchange under this Chapter 7, and after notice and opportunity for a hearing may be appropriately disciplined by expulsion, suspension, limitation of activities, functions and operations, fine, censure, being suspended or barred from using Trading Privileges, denial of access to the Exchange, undertakings or any other fitting sanction, in accordance with the provisions of this Chapter 7.

(b) A Trading Privilege Holder or Related Party may be charged with any violation committed by Related Parties under its, his or her supervision or by the Trading Privilege Holder with which it, he or she is associated, as the case may be, as though such violation were its, his or her own.

(c) A former Trading Privilege Holder or Related Party shall remain subject to the disciplinary jurisdiction of the Exchange following any revocation of its Trading Privileges in accordance with Rule 306(b) or 307 or termination of association, as the case may be, with respect to matters that occurred prior to such revocation or termination, as the case may be, provided written notice of the commencement of any inquiry into disciplinary matters is given by the Exchange to such former Trading Privilege Holder or Related Party within one year from receipt by the Exchange of the latest written notice of such revocation or termination, as the case may be. The foregoing notice requirement shall not apply to any Person who at any time after such revocation or termination, as the case may be, again subjects itself to the disciplinary jurisdiction of the Exchange by becoming a Trading Privilege Holder or a Related Party of a Trading Privilege Holder.

Amended July 26, 2005 (05-20); February 23, 2009 (09-03); October 17, 2012 (12-26).

702. Complaint and Investigation

(a) Initiation of Investigation. The Exchange shall investigate possible violations within the disciplinary jurisdiction of the Exchange upon request of the Commission, the Board, the Regulatory Oversight Committee, the Business Conduct Committee, the President or any other Exchange official designated by the President, or upon the discovery or receipt of information by the Exchange that indicates a reasonable basis for finding that a violation may have occurred or will occur. The Exchange shall also investigate possible violations within the disciplinary jurisdiction of the Exchange upon receipt of a complaint, written or oral, alleging such violations made by a Trading Privilege Holder or by any other Person alleging injury as a result of such violations (the "Complainant"), provided

such complaint specifies in reasonable detail the facts constituting the alleged violation. To assist the Exchange in investigating possible violations, the Complainant should sign written complaints or identify itself when making oral complaints, and also should identify the specific statutory provisions or Rules of the Exchange allegedly violated.

(b) Requirement to Furnish Information. Each Trading Privilege Holder and Related Party shall be obligated upon request by the Exchange and within the time frame designated by the Exchange to appear and testify, and to respond in writing to interrogatories and furnish documentary materials and other information requested by the Exchange in connection with (i) any investigation initiated pursuant to paragraph (a) of this Rule 702, (ii) any hearing or appeal conducted pursuant to this Chapter 7 or preparation by the Exchange in anticipation of any such hearing or appeal or (iii) an Exchange inquiry resulting from any agreement entered into by the Exchange pursuant to Rule 216. No Trading Privilege Holder or Related Party shall impede or delay any Exchange investigation or proceeding conducted pursuant to this Chapter 7 or any Exchange inquiry resulting from any agreement entered into by the Exchange pursuant to Rule 216, nor refuse to comply with a request made by the Exchange pursuant to this paragraph (b).

(c) Representation. Each Trading Privilege Holder and Related Party is entitled to be represented during all stages of any proceeding pursuant to this Chapter 7 by legal counsel or any representative of the Trading Privilege Holder's or Related Party's choosing, except for any member of the Exchange's Board of Directors or Business Conduct Committee, any Exchange employee or any Person substantially related to the underlying investigations, such as a material witness or a Respondent.

(d) Report. In every instance where Exchange staff determines from surveillance or from an investigation a reasonable basis exists for finding a violation has been committed of a Rule of the Exchange (except in the case of the issuance of a warning letter under Rule 715), the Exchange staff shall submit a written report of its investigation to a BCC Panel.

(e) Notice, Statement and Access. Prior to submitting a report pursuant to paragraph (d) of this Rule 702, the Exchange shall notify each Person who is the subject of the report (the "Subject") of the general nature of the allegations and of the specific provisions of the CEA, Commission Regulations thereunder, the Exchange Act, Exchange Act Regulations thereunder, or Rules of the Exchange regulating the conduct of business on the Exchange that appear to have been violated. Except when a BCC Panel determines that expeditious action is required, a Subject shall have the right, within 15 days from the date of the notification referred to in the preceding sentence, to submit a written statement to the Business Conduct Committee concerning why no disciplinary action should be taken. To assist a Subject in preparing such a written statement, such Subject shall have access to any documents and other materials in the investigative file of the Exchange that were furnished by such Subject or its agents.

(f) Videotaped Response. In lieu of, or in addition to, submitting a written statement concerning why no disciplinary action should be taken as permitted by paragraph (e) of this Rule 702, the Subject may submit a statement in the form of a videotaped response. Except when a BCC Panel determines that expeditious action is required, the Subject shall have 15 days from the date of service of the notification referred to in such paragraph (e) to submit such videotaped response. The Exchange may from time to time establish standards concerning the length and format of such videotaped responses.

Amended February 23, 2009 (09-03); April 26, 2010 (10-04); October 17, 2012 (12-26); March 27, 2013 (13-015); May 3, 2013 (13-16).

703. Expedited Proceeding

Upon receipt of the notification referred to in the first sentence of Rule 702(e), a Subject may seek to dispose of the matter to which such notification relates through a letter of consent signed by it. If a Subject desires to attempt to so dispose of such matter, it must submit to the Exchange, within 15 days from the date of service of such notification, a written notice electing to proceed in an expedited manner pursuant to this Rule 703. Such Subject must then endeavor to reach agreement with the Exchange upon a letter of consent which is acceptable to the Exchange and which sets forth a stipulation of facts and findings concerning the Subject's conduct, each violation committed by the Subject and the sanction or sanctions therefor. A matter can only be disposed of through a letter of consent if the Exchange and the Subject are able to agree upon terms of a letter of consent which are acceptable to the Exchange, and such agreed letter is signed by the Subject.

At any point in the negotiations regarding a letter of consent, the Exchange may deliver to the Subject, or the Subject may deliver to the Exchange, a written declaration of an end to the negotiations. Upon delivery of any such declaration, the Subject will have the right, within 15 days from such delivery, to submit a written statement pursuant to Rule 702(e) and thereafter the matter may be brought to a BCC Panel for appropriate action. In lieu of, or in addition to, submitting a written statement pursuant to Rule 702(e), the Subject may submit a statement in the form of a videotaped response pursuant to Rule 702(f). In the event that the Subject and the Exchange are able to agree upon a letter of consent which is acceptable to the Exchange, such letter shall be submitted to a BCC Panel.

A BCC Panel may accept a letter of consent which provides that the Subject accepts a sanction without either admitting or denying the violations upon which the sanction is based. A BCC Panel may not alter the terms of a letter of consent unless the Subject agrees. A Subject may withdraw a letter of consent at any time before final acceptance of the letter of consent by a BCC Panel. If a letter of consent is withdrawn after submission, or is rejected by a BCC Panel, the Subject shall not be deemed to have made any admissions by reason of the letter of consent and shall not otherwise be prejudiced by having submitted the letter of consent. If such letter is accepted by the BCC Panel, it may adopt such letter as its decision and shall take no further action against the Subject respecting the matters to which the letter relates. If such letter is rejected by the BCC Panel, the matter shall proceed as though such letter had not been submitted. A

BCC Panel's decision to accept or reject a letter of consent shall be final, and a Subject may not seek review thereof.

Amended October 17, 2012 (12-26).

704. Charges

(a) Determination Not to Initiate Charges. Whenever it appears to a BCC Panel from a report submitted to it pursuant to Rule 702(d) that no probable cause exists for finding a violation within the disciplinary jurisdiction of the Exchange, or whenever a BCC Panel otherwise determines that no further action is warranted with respect to the matter to which such report relates, it shall issue a written statement to that effect setting forth its reasons for such finding, which statement shall be sent to the relevant Subject and the Complainant, if any.

(b) Initiation of Charges. Whenever it appears to a BCC Panel from a report submitted to it pursuant to Rule 702(d) that there is probable cause for finding a violation within the disciplinary jurisdiction of the Exchange and that further proceedings are warranted, the BCC Panel shall direct the staff of the Exchange to prepare a statement of charges against each Person alleged to have committed a violation (the "Respondent"), specifying (i) the acts, conduct or practices in which the Respondent is alleged to have engaged; (ii) the specific provisions of the CEA, Commission Regulations thereunder, the Exchange Act, Exchange Act Regulations thereunder, or Rules of the Exchange alleged to have been violated (or about to be violated) by the Respondent; (iii) that the Respondent is entitled, upon request, to a hearing on the charges; and (iv) the period within which a hearing on the charges may be requested. A copy of such statement shall be served upon the Respondent in accordance with Rule 712. The Complainant, if any, shall be notified if further proceedings are warranted.

(c) Access to Books, Documents or Other Evidence. Provided that a Respondent has made a written request for access to books, documents or other evidence within 60 calendar days after a statement of charges has been served upon such Respondent in accordance with Rule 712, such Respondent shall have access to all books, documents or other evidence concerning the case to which such statement relates that are in the possession or under the control of the Exchange, subject to the limitations in the following sentence. The Exchange may withhold documents that are privileged or constitute attorney work product, documents that were prepared by an employee of the Exchange but will not be offered in evidence in the disciplinary proceedings, documents that may disclose a technique or guideline used in examinations, investigations or enforcement proceedings and documents that disclose the identity of a confidential source.

(d) No Trading Privilege Holder or Related Party shall make or cause to be made any Ex Parte Communication with any member of the Business Conduct Committee concerning the merits of any matter pending under this Chapter 7. No member of the Business Conduct Committee shall make or cause to be made any Ex Parte Communication with any Trading Privilege Holder or Related Party concerning the merits or any matter pending under this Chapter 7.

Amended February 23, 2009 (09-03); October 17, 2012 (12-26).

705. Answer

A Respondent shall file a written answer to a statement of charges provided to it pursuant to Rule 704(b) within 15 days from the date of service of such statement. The answer shall specifically admit or deny each allegation contained in the statement, and the Respondent shall be deemed to have admitted any allegation not specifically denied. The answer may also contain any defense which the Respondent wishes to raise, and may be accompanied by documents in support of such answer or defense. In the event that a Respondent fails to file an answer, all charges contained in the statement of charges provided to it shall be deemed to be admitted.

706. Hearing

(a) Participants. Subject to Rule 707 of this Chapter 7, a hearing on any charges made under this Chapter 7 shall be held before a BCC Panel. The Exchange (including the Exchange enforcement and regulatory staffs) and the relevant Respondent shall be the parties to any hearing.

(b) Prehearing Procedures. The BCC Panel shall determine the date, time and location of any hearing and shall promptly hold any hearing upon the completion of any procedures prior to the hearing pursuant to this Chapter 7. All parties shall be given at least 15 days' prior notice of the time and place of any hearing. Hearings shall generally be held in Chicago, Illinois, but a BCC Panel may decide to hold a hearing in any other location to accommodate the parties, witnesses, Exchange staff or the BCC Panel members. Not less than five business days in advance of a scheduled hearing date, each party shall furnish to the BCC Panel and each of the other parties copies of all documentary evidence such party intends to present at such hearing and a list containing the names of all witnesses the party intends to present at such hearing. Where the time and nature of a proceeding permit, the parties shall meet in a pre-hearing conference for the purpose of clarifying and simplifying issues and otherwise expediting the proceeding. At any such pre-hearing conference, the parties shall attempt to reach agreement respecting the authenticity of documents, facts not in dispute and any other items the resolution of which may serve to expedite the hearing of the matter. At the request of any party, the BCC Panel or the chairperson thereof shall hear and decide all pre-hearing issues not so resolved among the parties. Interlocutory Board review of any decision made by a BCC Panel prior to completion of a hearing is generally prohibited. Such interlocutory review shall be permitted only if a BCC Panel agrees to such review after determining that a particular issue is a controlling issue of rule or policy and that immediate Board review would materially advance the ultimate resolution of a matter before such BCC Panel.

(c) Conduct of Hearing. A BCC Panel shall determine all questions concerning the admissibility of evidence and shall otherwise regulate the conduct of any hearing before it. Formal rules of evidence shall not apply. The Respondent shall appear personally at the hearing. The charges shall be presented

by a representative of the Exchange who, along with the Respondent and any other party, may present evidence and produce witnesses who shall testify under oath and are subject to being questioned by the BCC Panel and the other parties. The Respondent and any intervening parties are entitled to be represented by legal counsel or another person in accordance with Rule 702(c) who may participate fully in the hearing. A transcript of each hearing shall be made and shall become part of the record for the matter to which such hearing relates.

(d) Witnesses. Persons within the jurisdiction of the Exchange who are called as witnesses for a hearing are required to participate in the hearing and to produce evidence. The Exchange shall make reasonable efforts to secure the presence of any other Person called as a witness for a hearing whose testimony a BCC Panel determines would be relevant if that Person does not voluntarily appear as a hearing witness.

(e) Summary Action. A BCC Panel may summarily impose a sanction upon any Person within the jurisdiction of the Exchange whose actions impede the progress of a hearing. Notice of any such summary determination, specifying the violations and sanctions, shall be served upon the Respondent, who shall have the right, within 10 days from the date of service, to notify the BCC Panel that it, he or she desires a hearing upon the violations and sanctions. Failure to so notify the BCC Panel within such 10-day period shall constitute admission of the violations, acceptance of the sanctions and a waiver of all rights of review with respect to the violations and sanctions.

Amended October 17, 2012 (12-26).

707. Summary Proceedings

Notwithstanding the provisions of Rule 706, a BCC Panel may make a determination in any matter before it without a hearing that a Respondent has committed violations alleged in a statement of charges that the Respondent has admitted or failed to deny. In the event that a BCC Panel makes such a determination, the Respondent shall be deemed to have admitted and waived all rights of review with respect to the violations that the BCC Panel has found the Respondent to have committed and the BCC Panel shall impose a sanction for each of those violations. Notice of any such summary determination, specifying the violations and sanctions, shall be served upon the Respondent, who shall have the right, within 10 days from the date of service, to notify the BCC Panel that it, he or she desires a hearing upon the sanctions. Failure to so notify the BCC Panel within such 10-day period shall constitute sanctions included in such summary determination and a waiver of all rights of review with respect to the sanctions.

Amended October 17, 2012 (12-26).

708. Offers of Settlement

(a) Submission of Offer. At any time during a period not to exceed 120 days immediately following the date of service of a statement of charges upon a Respondent in accordance with Rule 712, such Respondent may submit to the

Business Conduct Committee a maximum of two written and signed offers of settlement, which shall contain a proposed stipulation of facts and consent to a specified sanction. If a Respondent elected to proceed pursuant to Rule 703, however, and negotiations ended pursuant to a written declaration of an end to negotiations, the number of days in excess of 30 between (i) the date on which the Exchange received the Respondent's election to proceed in an expedited manner and (ii) the date of the written declaration of an end to negotiations, shall be deducted from the 120-day period specified in the prior sentence; provided, however, that in no event shall the time period within which the Respondent may properly submit offers of settlement to the Business Conduct Committee pursuant to this paragraph (a) be less than 14 days from the date that the statement of charges is served upon the Respondent.

(b) Acceptance or Rejection of Offer. A BCC Panel may permit a Respondent to accept a sanction through an offer of settlement without either admitting or denying the violations upon which the sanction is based. A BCC Panel may not alter the terms of an offer of settlement unless the Respondent agrees. A Respondent may withdraw an offer of settlement at any time before final acceptance of the offer of settlement by a BCC Panel. If an offer of settlement is withdrawn after submission, or is rejected by a BCC Panel, the Respondent shall not be deemed to have made any admissions by reason of the offer of settlement and shall not otherwise be prejudiced by having submitted the offer of settlement. To the extent that a BCC Panel accepts an offer of settlement, the BCC Panel shall issue a written decision consistent with the terms of such offer specifying the rule violations the BCC Panel has reason to believe were committed, including the basis or reasons for the BCC Panel's conclusions, and any sanctions to be imposed. If a BCC Panel accepts an offer of settlement that is not recommended for acceptance by Exchange staff, the decision shall adequately support the BCC Panel's acceptance of the settlement. If applicable, a decision accepting an offer of settlement shall include a statement that the Respondent has accepted the sanctions imposed without either admitting or denying the violations. To the extent that a BCC Panel rejects any offer of settlement, it shall notify the Respondent of such rejection and the matter shall proceed as if such offer had not been made, and such offer and all documents relating thereto shall not become part of the record for the matter in question. Any decision of a BCC Panel issued upon acceptance of an offer of settlement as well as any determination of a BCC Panel whether or not to accept or reject such an offer shall be final, and the Respondent may not seek any review thereof.

(c) Submission of Statement. A Respondent may submit a written statement in support of any offer of settlement made by it. In addition, if the Exchange staff does not recommend acceptance of an offer of settlement before a BCC Panel, a Respondent shall be notified and may appear before the BCC Panel to make an oral statement in support of such offer. If the BCC Panel rejects an offer of settlement that the Exchange staff supports, a Respondent may appear before the BCC Panel to make an oral statement concerning why he or she believes the BCC Panel should change its decision and accept such offer. A Respondent must make

a request for any such appearance within five days of service of notice that his or her offer was rejected or that the Exchange staff will not recommend acceptance.

(d) Notwithstanding the limitation on the number of settlement offers set forth in paragraph (a) above, a BCC Panel, in its sole discretion, at any time after a statement of charges has been issued during the 120-day period specified in paragraph (a) above (or such shorter period as may be mandated by such paragraph), may permit a Respondent to submit an offer of settlement, provided the stipulation of facts and specified sanction contained in such offer of settlement are deemed acceptable by the BCC Panel.

(e) If the Exchange takes more than 30 days to provide a Respondent with access to documents pursuant to the requirements of Rule 704(c), the 120-day period specified in paragraph (a) above (or such shorter period may be mandated by such paragraph) shall be tolled during such period in excess of 30 days; provided that, if the settlement period pursuant to paragraph (a) above is less than 120 days, the settlement period shall be tolled to the extent necessary to allow the Respondent at least seven days after being provided with access to documents to submit an offer of settlement.

(f) Subject to Rule 707, after the 120-day period specified in paragraph (a) above (or such shorter period as may be mandated by such paragraph) or after a BCC Panel's rejection of a Respondent's second offer of settlement, whichever is earlier, a hearing will be scheduled and will proceed in accordance with Rule 706.

Amended October 17, 2012 (12-26).

709. Decision

Following any hearing conducted pursuant to Rule 706, the BCC Panel conducting such hearing shall issue a decision in writing determining, based upon the weight of the evidence contained in the record of the hearing, whether the Respondent has committed a violation and imposing the sanction, if any, therefor. Each decision made pursuant to this Rule 709 shall include (i) the statement of charges or summary of the charges; (ii) the answer, if any, or summary of the answer; (iii) a summary of the evidence produced at the hearing; (iv) a statement of findings and conclusions with respect to each charge, and a complete explanation of the evidentiary and other basis for such findings and conclusions with respect to each charge; (v) an indication of each specific provision of the CEA, Commission Regulations thereunder, the Exchange Act, Exchange Act Regulations thereunder, or Rules of the Exchange that the Respondent was found to have violated; and (vi) a declaration of all sanctions imposed against the Respondent, including the basis for such sanctions and the effective date of such sanctions. The Respondent shall be promptly sent a copy of any decision made pursuant to this Rule 709. After Board review pursuant to Rule 710, or upon expiration of the time for such review in accordance with Rule 710, whichever occurs first, a decision will be considered final, and the Exchange shall publish the decision.

Amended February 23, 2009 (09-03); October 17, 2012 (12-26).

710. Review

(a) (i) Petition. A Respondent and the Exchange shall each have the right, within 15 days after service of notice of a decision made pursuant to Rule 709, to petition for review of such decision by filing a copy of such petition with the Secretary and the other party to the hearing. Any such petition shall be in writing and shall specify the findings, conclusions and sanctions to which exceptions are taken, together with reasons for such exceptions. Any objections to a decision not specified by written exception shall be considered to have been abandoned.

(ii) *Written Submissions*. Within 15 days after a petition for review has been filed with the Secretary pursuant to clause (i) above, the other party to the hearing may submit to the Secretary a written response to the petition. A copy of such response must be served upon the petitioner. A petitioner has 15 days from the service of the response to file a reply with the Secretary and the other party to the hearing.

(b) Conduct of Review. Any review shall be conducted by the Board or a committee of the Board that includes at least one Public Director, whose decision must be ratified by the Board. No director who participated in a particular matter before the Business Conduct Committee or any BCC Panel or who is a regulatory staff member may participate in any review of such matter by the Board. Unless the Board decides to open the record for the introduction of evidence or to hear additional arguments based upon good cause shown, such review shall be based solely upon the record and the written exceptions filed by the parties. In the course of a review pursuant to this Rule 710, new issues may be raised by the Board; provided that the Respondent shall be given notice of, and an opportunity to address, any such new issues. The Board may affirm, reverse or modify, in whole or in part, any decision of a BCC Panel reviewed by it. Any such modification may include additional, lesser or different sanctions. The decision issued by the Board shall adhere to all of the requirements of Rule 709 to the extent that the Board reaches a different conclusion from that issued by a BCC Panel. Any decision of the Board pursuant to this Rule 710 shall be in writing, shall be promptly served on the Respondent, and shall be final.

(c) Review on Motion of Board. The Board may on its own initiative order review of any decision made pursuant to Rule 707 or 709 within 30 days after notice of the decision has been served on the Respondent. Any such review shall be conducted in accordance with the procedures set forth in paragraph (b) above.

(d) Review of Decision Not to Initiate Charges. Upon application by the Regulatory Oversight Committee within 45 days from the date the Exchange serves the Subject with notice of a decision by a BCC Panel pursuant to Rule 704(a) not to initiate charges that have been recommended by Exchange staff, the Board may order review of such decision. Such review shall be conducted in accordance with the procedures set forth in paragraph (b) above, as applicable.

Amended April 24, 2010 (10-04); October 17, 2012 (12-26).

711. Judgment and Sanction

(a) Sanctions. Trading Privilege Holders (including their Related Parties) shall (subject to any rule or order of the Commission) be appropriately disciplined by a BCC Panel for violations under these Rules by expulsion, suspension, limitation of activities, functions and operations, fine, censure, being suspended or barred from using Trading Privileges, denial of access to the Exchange, undertakings or any other fitting sanction.

(b) Sanction Considerations. All disciplinary sanctions imposed pursuant to this Chapter 7 shall be commensurate with the violations committed, clearly sufficient to deter recidivism or similar violations by other market participants and take into account the Respondent's disciplinary history. In the event of demonstrated customer harm, any disciplinary sanction imposed pursuant to this Chapter 7 shall also include full customer restitution, except where the amount of restitution, or to whom it should be provided, cannot be reasonably determined.

(c) Effective Date of Judgment. Any sanctions imposed pursuant to this Chapter 7 shall not become effective until the review process with respect to such decision has been completed or such decision otherwise becomes final. Pending effectiveness of a decision imposing a sanction on a Respondent, a BCC Panel may impose such conditions and restrictions on the activities of such Respondent as the BCC Panel may consider reasonably necessary for the protection of Customers, Trading Privilege Holders or the Exchange.

Amended October 17, 2012 (12-26).

712. Service of Notice

Any charges, notices or other documents contemplated to be served pursuant to this Chapter 7 may be served upon the Respondent either personally or by leaving the same at his or her place of business or by deposit in the United States mail, postage prepaid, via registered or certified mail addressed to the Respondent at the address as it appears on the books and records of the Exchange.

713. Extension of Time Limits

Any time limits imposed under this Chapter 7 for the submission of answers, petitions or other materials may be extended by permission of the authority at the Exchange to whom such materials are to be submitted.

714. Imposition of Fines for Minor Rule Violations

(a) Notwithstanding any other provision of this Chapter 7 to the contrary, the Exchange may, subject to the requirements set forth herein, impose a fine, not to exceed $15,000, on any Trading Privilege Holder or Related Party of a Trading Privilege Holder with respect to any violation of the Rules of the Exchange relating to the timely submission of accurate records required for clearing or verifying each day's transactions, decorum or other similar activities. Actions

taken pursuant to this Rule 714 shall be processed in accordance with the procedures set forth in this Rule 714 rather than the procedures set forth in the remainder of this Chapter 7 unless otherwise indicated.

(b) In any action taken by the Exchange pursuant to this Rule 714, any Person against whom a fine is imposed shall be served with a written statement, prepared by the Exchange, setting forth: (i) the provision of the Rules of the Exchange allegedly violated; (ii) the act or omission constituting each such violation; (iii) the fine imposed for each violation; and (iv) the date by which such determination becomes final and such fine must be paid or contested as provided below, which date shall be not less than 30 days after the date of service of such written statement. The issuance of a fine or a Person's failure to contest the fine do not constitute an admission of the violation in question.

(c) (i) Any Person against whom a fine is imposed pursuant to this Rule 714 may contest the Exchange's determination by filing with the office of the Secretary, on or before the date specified pursuant to clause (b)(iv) of this Rule 714, a written answer in accordance with Rule 705 (which shall apply with such changes as may be appropriate under the circumstances), at which point the matter shall become subject to review by a BCC Panel. The filing must include a request for a hearing, if a hearing is desired. Hearings shall be conducted in accordance with the provisions of Rule 706 (which shall apply with such changes as may be appropriate under the circumstances). If a hearing is not requested, the review shall be based on written submissions and shall be conducted in a manner to be determined by the BCC Panel.

(ii) If after a hearing or review based on written submissions pursuant to clause (i) above the BCC Panel determines that the conduct serving as the basis for the action under review is in violation of that provision of the Rules of the Exchange the violation of which has been charged, the BCC Panel (A) may impose any one or more of the disciplinary sanctions authorized by the Rules of the Exchange and (B) shall impose a forum fee against the Person charged in the amount of one hundred dollars ($100) if the determination was reached without a hearing, or in the amount of three hundred dollars ($300) if a hearing was conducted. Notwithstanding the foregoing, in the event that the BCC Panel determines that the Person charged committed one or more violations of Rules of the Exchange and the sole disciplinary sanction imposed by the BCC Panel for such violations is a fine which is less than the total fine initially imposed by the Exchange pursuant to this Rule 714, the BCC Panel shall have discretion to waive the imposition of a forum fee.

(iii) The committee or department of the Exchange that commenced any action under this Rule 714, the Person charged and any member of the Board may require a review by the Board of any determination by a BCC Panel under this Rule 714 by proceeding in accordance with Rule 710 (which shall apply with such changes as may be

appropriate under the circumstances). In connection with such review the committee or department of the Exchange that commenced the action under this Rule 714 shall have the same rights as a Respondent under Rule 710.

(iv) In the event that a fine imposed pursuant to this Rule 714 is upheld by a BCC Panel or, if applicable, on review by the Board, such fine, plus interest thereon, at a rate from time to time specified by the Exchange for such purpose, from and including the date specified in clause (b)(iv) of this Rule 714, shall be immediately due and payable.

(d) The Exchange shall specify in clause (e) of this Rule 714 the types of violations of Rules of the Exchange that will be considered minor rule violations for purposes of this Rule 714 and a fine schedule for such violations. Any fine schedule may allow for warning letters to be issued for first-time violations or violators and shall provide for progressively larger fines for recurring violations. Nothing in this Rule 714 shall require the Exchange to impose a fine pursuant to this Rule 714 with respect to the violation of any provision of the Rules of the Exchange included in any listing of minor rule violations. In addition, the Exchange may, whenever it determines that any violation is intentional, egregious or otherwise not minor in nature, proceed under the Exchange's formal disciplinary rules as set forth in Rules 702 through 713, rather than under this Rule 714.

(e) For purposes of imposing fines pursuant to this Rule 714, the Exchange may aggregate individual violations of particular Rules of the Exchange and treat such violations as a single offense. In other instances, the Exchange may, if no exceptional circumstances are present, impose a fine based upon a determination that there exists a pattern or practice of violative conduct. For example, the Exchange may aggregate all similar violations found in an audit trail exam and separately aggregate all similar violations found in a single review of exception report output. The Exchange also may aggregate similar violations generally if the conduct was unintentional, there was no injury to public investors or the violations resulted from a single problem or cause that has been corrected.

(f) The following is a list of the rule violations subject to, and the applicable fines that may be imposed by the Exchange pursuant, this Rule 714:

(i) **Failure to Include an Order Entry Operator ID with Order or Quote that is Submitted to the CBOE System. (Rule 303A(a))**

Number of Cumulative Violations in Any Twelve (12) Month Rolling Period	*Fine Amount*
First Offense....................................	Letter of Caution
Second Offense..................................	$2,500
Third Offense....................................	$10,000
Subsequent Offenses............................	Referral to Business Conduct Committee

(ii) **Improper Use of Order Entry Operator IDs. (Rules 303A(b) and 303A(c))**

Number of Cumulative Violations in Any Twelve (12) Month Rolling Period	*Fine Amount*
First Offense..................................	Letter of Caution
Second Offense..................................	$2,500
Third Offense..................................	$10,000
Subsequent Offenses..........................	Referral to Business Conduct Committee

(iii) **Failure to Comply with Issuance, Recordkeeping and Reporting Requirements Related to Order Entry Operator IDs. (Rules 303A(d))**

Number of Cumulative Violations in Any Twelve (12) Month Rolling Period	*Fine Amount*
First Offense..................................	Letter of Caution
Second Offense..................................	$2,500
Third Offense..................................	$10,000
Subsequent Offenses..........................	Referral to Business Conduct Committee

(iv) **Failure to Identify Correct Account Type in Order. (Rule 403(a)(vii))**

Number of Cumulative Violations in Any Twelve (12) Month Rolling Period	*Fine Amount*
First Offense..................................	Letter of Caution
Second Offense..................................	$2,500
Third Offense..................................	$5,000
Fourth Offense..................................	$7,500
Fifth Offense..................................	$10,000
Subsequent Offenses..........................	Referral to Business Conduct Committee

(v) **Failure to Maintain Front-End Audit Trail Information for All Electronic Orders Entered into the CBOE System, Including Order Modifications and Cancellations. (Rule 403(c))**

Number of Cumulative Violations in Any Twelve (12) Month Rolling Period	*Fine Amount*
First Offense..................................	Letter of Caution
Second Offense..................................	$2,500
Third Offense..................................	$10,000
Subsequent Offenses..........................	Referral to Business Conduct Committee

(vi) **Failure to Comply with Recordkeeping Requirements for Exchange of Contract for Related Position Transactions. (Rule 414(g))**

Number of Cumulative Violations in Any Twelve (12) Month Rolling Period	*Fine Amount*
First Offense..................................	Letter of Caution
Second Offense................................	$2,500
Third Offense..................................	$10,000
Subsequent Offenses........................	Referral to Business Conduct Committee

(vii) **Failure to Comply with Exchange of Contract for Related Position Transaction Rule Provisions Relating to Authorized Reporter. (Rule 414(h))**

Number of Cumulative Violations in Any Twelve (12) Month Rolling Period	*Fine Amount*
First Offense..................................	Letter of Caution
Second Offense................................	$10,000
Subsequent Offenses........................	Referral to Business Conduct Committee

(viii) **Failure to Comply with Recordkeeping Requirements for Block Trades. (Rule 415(e))**

Number of Cumulative Violations in Any Twelve (12) Month Rolling Period	*Fine Amount*
First Offense..................................	Letter of Caution
Second Offense................................	$2,500
Third Offense..................................	$10,000
Subsequent Offenses........................	Referral to Business Conduct Committee

(ix) **Failure to Comply with Block Trade Rule Provisions Relating to Authorized Reporter. (Rule 415(f))**

Number of Cumulative Violations in Any Twelve (12) Month Rolling Period	*Fine Amount*
First Offense..................................	Letter of Caution
Second Offense................................	$10,000
Subsequent Offenses........................	Referral to Business Conduct Committee

(x) **Failure to Comply with Rule Provisions Relating to Responsible Trader. (Rule 513(a))**

Number of Cumulative Violations in Any Twelve (12) Month Rolling Period	*Fine Amount*
First Offense..................................	Letter of Caution
Second Offense................................	$10,000

Number of Cumulative Violations in Any Twelve (12) Month Rolling Period	*Fine Amount*
Subsequent Offenses........................	Referral to Business Conduct Committee

Amended October 17, 2012 (12-26); January 23, 2013 (13-02); May 3, 2013 (13-16).

715. Warning Letters

A BCC Panel or Exchange staff may issue a warning letter to a Person concerning a violation by that Person of a Rule of the Exchange or when no rule violation by that Person has been found, such as a warning letter issued as a reminder or for educational purposes. No more than one warning letter may be issued by the Exchange to the same Person found to have committed the same rule violation within a rolling twelve month period.

Adopted October 17, 2012 (12-26).

CHAPTER 8
ARBITRATION

801. Matters Subject to Arbitration; Incorporation by Reference

(a) Matters that may be subject to arbitration under this Chapter 8 shall include:

(i) any dispute, claim or controversy arising between a Customer and a Trading Privilege Holder (including its Related Parties) that (A) arises out of any transaction executed on or subject to the Rules of the Exchange, (B) is executed or effected through a Trading Privilege Holder, and (C) does not require for adjudication the presence of essential witnesses or third parties over whom the Exchange does not have jurisdiction and who are not otherwise available (*provided* that no such dispute, claim or controversy shall be subject to arbitration under this Chapter 8 without such Customer's prior written consent given in accordance with Commission Regulation § 166.5); and

(ii) any dispute, claim or controversy arising between or among parties who are Trading Privilege Holders or Related Parties in connection with, or otherwise related to, the Exchange business of such parties.

Any matter that may be subject to arbitration under this Chapter 8 shall be arbitrated under this Chapter 8 only upon the request of any such party and upon the approval of the Director of Arbitration. Any matter arbitrated under this Chapter 8 shall be arbitrated in accordance with Chapter XVIII of the CBOE rules, as such rules may be amended or otherwise modified from time to time, unless otherwise provided under this Chapter 8. Such rules shall apply to any such dispute, claim or controversy with any such changes as may be necessary or appropriate under the circumstances. Chapter XVIII of the CBOE rules is hereby incorporated by reference into this Chapter 8; *provided* that any reference in such rules to the "Director of Arbitration" or the "Arbitration Committee" shall be deemed to refer to the Director of Arbitration or the Arbitration Committee, as applicable, of the Exchange.

(b) Notwithstanding anything to the contrary set forth in Chapter XVIII of the CBOE rules: Trading Privilege Holders shall comply with the forum election and notice provisions set forth in Commission Regulations § 166.5(c)(3)-(5) to the extent required to do so. Parties to any matter arbitrated under this Chapter shall be provided with an opportunity for a prompt hearing under, and in accordance with, Chapter XVIII of the CBOE rules. No Trading Privilege Holder shall bring a counterclaim against any Customer which is not an "eligible contract participant" as defined under the Act in an arbitration proceeding under this Chapter 8 unless the requirements set forth in Commission Regulation § 166.5(f) are satisfied. The procedures for resolving an arbitration between or among parties who are Trading Privilege Holders or Related Parties shall be independent

of, and shall not interfere with or delay, the resolution of Customer claims or grievances in an arbitration under this Chapter 8.

(c) If a party to a dispute, in an answer, reply or other written response to a request for arbitration, challenges the appropriateness of submitting a matter to arbitration under this Chapter 8, the Director of Arbitration shall serve upon the parties written notice of his or her decision to accept or reject the matter for arbitration. The decision by the Director of Arbitration to accept or reject a matter for arbitration shall, at the request of any party to the dispute, be subject to review by the Board or a panel of the Board. Requests for review must be submitted in writing to the Secretary within 10 calendar days from receipt of notice of the decision by the Director of Arbitration.

(d) No dispute, claim or controversy shall be eligible for submission to arbitration under this Chapter 8 where the time period specified in CBOE Rule 18.6, as such rule may be amended from time to time, shall have elapsed from the occurrence or event giving rise to the act or the dispute, claim or controversy. This Rule 801(d) shall not extend any applicable statutes of limitation, nor shall it apply to any case which is directed to arbitration by a court of competent jurisdiction.

Amended October 17, 2012 (12-26).

802. Failure to Honor Award or Settlement

Any Trading Privilege Holder or Authorized Trader who fails to honor an arbitral award or settlement rendered under this Chapter 8 shall be subject to disciplinary proceedings in accordance with Chapter 7.

CHAPTER 9
APPEALS

901. Matters Subject to Appeal; Incorporation by Reference

Persons aggrieved in an economic sense by Exchange action, including, but not limited to, Persons who have been denied Trading Privileges or association with a Trading Privilege Holder, or whose Trading Privileges or association with a Trading Privilege Holder are conditioned pursuant to Rule 304, may appeal the Exchange's decision in accordance with the provisions contained in Chapter XIX of the rules of the CBOE, as such rules may be amended or otherwise modified from time to time, which rules shall apply, with any such changes as may be necessary or appropriate under the circumstances, to any such appeal, and which rules are hereby incorporated by reference into this Chapter 9; *provided* that any reference in such rules to the "Appeals Committee" shall be deemed to refer to the Appeals Committee of the Exchange.

CHAPTER 10
CONTRACTS

1001. Contract Specifications

Each Contract shall meet such specifications, and all trading in such Contract shall be subject to such procedures and requirements, as set forth in the rules governing such Contract.

1002. Contract Modifications

The specifications for, and the procedures and requirement for trading, any Contract may not be modified in any respect without prior approval of the Exchange.

CHAPTER 11
CLEARING

1101. Clearing Member Guarantee

(a) Each Trading Privilege Holder that is not a Clearing Member and desires to enter into transactions in Contracts must obtain the prior authorization from a Clearing Member who will guarantee such transactions, or enter into an appropriate arrangement with a person that has such authorization from a Clearing Member. Each such guarantee or other arrangement must be in form and substance satisfactory to, and approved by, the Exchange. A Clearing Member shall guarantee and assume financial responsibility for all Contracts of each Trading Privilege Holder guaranteed by it, and shall be liable for all trades made by such Trading Privilege Holder.

(b) A Clearing Member may at any time revoke, in a form and manner prescribed by the Exchange, any authorization granted and guarantee made by it to any Trading Privilege Holder in accordance with paragraph (a) above and for purposes of the relationship between the relevant Clearing Member and the Exchange, and the obligations of such Clearing Member to the Exchange, such revocation shall become effective as soon as the Exchange is able to process the revocation.

Amended July 18, 2012 (12-14).

1102. Responsibility of Trading Privilege Holders

Each Trading Privilege Holder shall assist its Clearing Member and the Clearing Corporation in the clearing of its transactions in Contracts. Without limiting the generality of the foregoing, each Trading Privilege Holder shall: (a) provide its Clearing Member a telephone number so that such Trading Privilege Holder may be reached at any time during the day in the event that there is a discrepancy in the clearing of its transactions; and (b) be available to resolve out-trades in Contracts in which such Trading Privilege Holder executed trades on the previous day in a manner specified by the Exchange from time to time. Trading Privilege Holders may appoint one or more representatives for the foregoing purposes. If neither the Trading Privilege Holder nor any such representative is present at the time specified above, such Trading Privilege Holder's Clearing Member shall be authorized to resolve any out-trade in the manner it deems appropriate, but such resolution shall not be relevant to the determination of the liability of any party to the out-trade.

1103. Clearing Services

Whenever the Exchange designates a clearing organization other than the Clearing Corporation for the clearance of Contracts with respect to which there are open positions, each Clearing Member shall, as of the close of business on the second Business Day prior to the effective date of such designation, either become a clearing member of such new organization, or cause any such open Contracts carried by it either to be transferred to a clearing member of such new clearing organization or to be liquidated.

1104. Rules of the Clearing Corporation

The clearing services provided by the Clearing Corporation with respect to any Contract, and the rights and obligations of purchasers and sellers under cleared Contracts (including without limitation rights and obligations in respect of clearing and settlement, variation payments and performance at maturity, and in the case of Options, upon exercise thereof), shall be governed by the Rules of the Clearing Corporation.

1105. Notice of Arbitration

In any arbitration concerning an alleged failure of any Trading Privilege Holder to honor a trade in any Contract, each party to such arbitration shall promptly provide copies of all documents filed or received in such arbitration by such party to the Clearing Member that guaranteed such party's transactions in Contracts when the trade allegedly took place.

CHAPTER 12
CBOE VOLATILITY INDEX FUTURES CONTRACT SPECIFICATIONS

1201. Scope of Chapter

This chapter applies to trading in futures on the CBOE Volatility Index ("VIX"). The procedures for trading, clearing, settlement, and any other matters not specifically covered herein shall be governed by the generally applicable rules of the Exchange. The VIX futures contract was first listed for trading on the Exchange on March 26, 2004.

1202. Contract Specifications

(a) *Multiplier.* The contract multiplier for each VIX futures contract is $1,000.00. For example, a contract size of one VIX futures contract would be $16,500 if the VIX index level were 16.5 (16.5 x $1,000.00).

(b) *Schedule and Prohibited Order Types.* The Exchange may list for trading up to nine near-term serial months and five months on the February quarterly cycle for the VIX futures contract. The final settlement date for the VIX futures contract shall be on the Wednesday that is thirty days prior to the third Friday of the calendar month immediately following the month in which the applicable VIX futures contract expires. If the third Friday of the month subsequent to expiration of the applicable VIX futures contract is a CBOE holiday, the final settlement date for the contract shall be thirty days prior to the CBOE business day immediately preceding that Friday.

The trading days for VIX futures contracts shall be the same trading days of options on the S&P 500 Composite Stock Price Index, as those days are determined by CBOE.

The trading hours for VIX futures contracts are from 7:00 a.m. Chicago time to 3:15 p.m. Chicago time. The time period from 8:30 a.m. Chicago time until 3:15 p.m. Chicago time shall be considered regular trading hours for the VIX futures contract, and the time period from 7:00 a.m. Chicago time until the commencement of regular trading hours for the VIX futures contract shall be considered extended trading hours for the VIX futures contract. The trading hours for VIX futures contracts from 7:00 a.m. Chicago time to 3:15 p.m. Chicago time shall constitute a single trading session.

Market Orders for VIX futures contracts will not be accepted by the Exchange during extended trading hours for the VIX futures contract or during any other time period outside of regular trading hours for the VIX futures contract. Any Market Orders for VIX futures contracts received by the Exchange outside of regular trading hours for the VIX futures contract will be automatically rejected.

(c) *Minimum Increments.* Except as provided in the following sentence, the minimum fluctuation of the VIX futures contract is 0.05 index points, which has a value of $50.00.

The individual legs and net prices of spread trades in the VIX futures contract may be in increments of 0.01 index points, which has a value of $10.00.

(d) *Position Accountability*. VIX futures are subject to position accountability under Rule 412A.

A person is subject to the position accountability requirements set forth in Rule 412A if the person (i) owns or controls at any time more than the number of contracts net long or net short in all VIX futures and Mini VIX futures contract months combined that in the aggregate would exceed the equivalent of 50,000 VIX futures contracts, (ii) owns or controls more than the number of contracts net long or net short in the expiring VIX futures and Mini VIX futures contract months combined that in the aggregate would exceed the equivalent of 30,000 VIX futures contracts, commencing on the Friday prior to the final settlement date of the expiring VIX futures or (iii) owns or controls more than the number of contracts net long or net short in the expiring VIX futures and Mini VIX futures contract months combined that in the aggregate would exceed the equivalent of 10,000 VIX futures contracts, commencing on the business day immediately preceding the final settlement date of the expiring VIX futures. Under this Rule, one Mini VIX futures contract shall be deemed to be equivalent to one-tenth (0.10) of one VIX futures contract.

For the purposes of this rule, the positions of all accounts directly or indirectly owned or controlled by a person or persons, and the positions of all accounts of a person or persons acting pursuant to an expressed or implied agreement or understanding shall be cumulated.

(e) *Termination of Trading*. Trading on the VIX futures contract terminates on the business day immediately preceding the final settlement date of the VIX futures contract for the relevant spot month. When the last trading day is moved because of an Exchange holiday, the last trading day for an expiring VIX futures contract will be the day immediately preceding the last regularly-scheduled trading day.

(f) *Contract Modifications*. Specifications are fixed as of the first day of trading of a contract. If any U.S. government agency or body issues an order, ruling, directive or law that conflicts with the requirements of these rules, such order, ruling, directive or law shall be construed to take precedence and become part of these rules, and all open and new contracts shall be subject to such government orders.

(g) *Execution Priorities*. Pursuant to Rule 406(a)(i), the base allocation method of price-time priority shall apply to trading in VIX futures contracts.

(h) *Crossing Two or More Original Orders*. The eligible size for an original Order that may be entered for a cross trade with one or more other original Orders pursuant to Rule 407 is one Contract. The Trading Privilege Holder or Authorized Trader, as applicable, must expose to the market for at least five

seconds under Rule 407(a) at least one of the original Orders that it intends to cross.

(i) *Price Limit and Circuit Breaker Halts.* Pursuant to Rule 413, VIX futures contracts are not subject to price limits.

Prior to the date on which market-wide trading halt provisions corresponding to the provisions of Rule 417A become effective on national securities exchanges, trading in VIX futures contracts shall be halted whenever a market-wide trading halt commonly known as a circuit breaker is in effect on the New York Stock Exchange in response to extraordinary market conditions. On and after that date, trading in VIX futures contracts shall be halted pursuant to Rule 417A if there is a Level 1, 2 or 3 Market Decline.

(j) *Exchange of Contract for Related Position.* Exchange of Contract for Related Position transactions, as set forth in Rule 414, may be entered into with respect to VIX futures contracts. Any Exchange of Contract for Related Position transaction must satisfy the requirements of Rule 414.

The minimum price increment for an Exchange of Future for Related Position involving the VIX futures contract is 0.01 index points.

(k) *Block Trades.* Pursuant to Rule 415(a)(i), the minimum Block Trade quantity for the VIX futures contract is 200 contracts if there is only one leg involved in the trade. If the Block Trade is executed as a spread order, one leg must meet the minimum Block Trade quantity for the VIX futures contract and the other leg(s) must have a contract size that is reasonably related to the leg meeting the minimum Block Trade quantity. If the Block Trade is executed as a transaction with legs in multiple contract months and all legs of the Block Trade are exclusively for the purchase or exclusively for the sale of VIX futures contracts (a "strip"), the minimum Block Trade quantity for the strip is 300 contracts and each leg of the strip is required to have a minimum size of 100 contracts.

The minimum price increment for a Block Trade in the VIX futures contract is 0.01 index points.

(l) *No-Bust Range.* Pursuant to Rule 416: (i) for trades executed during extended trading hours for the VIX futures contract, the Exchange error trade policy may only be invoked for a trade price that is greater than 20% on either side of the market price of the applicable VIX futures contract, and (ii) for trades executed during regular trading hours for the VIX futures contract, the Exchange error trade policy may only be invoked for a trade price that is greater than 10% on either side of the market price of the applicable VIX futures contract.

In accordance with Policy and Procedure III, the Help Desk will determine what the true market price for the relevant Contract was immediately before the potential error trade occurred. In making that determination, the Help Desk may consider all relevant factors, including the last trade price for such Contract, a

better bid or offer price, a more recent price in a different contract month and the prices of related contracts trading on the Exchange or other markets.

(m) *Pre-execution Discussions.* The Order Exposure Period under Policy and Procedure IV before an Order may be entered to take the other side of another Order with respect to which there has been pre-execution discussions is five seconds after the first Order was entered into the CBOE System.

(n) *Reportable Position.* Pursuant to Commission Regulation §15.03 and Commission Regulation Part 17, the position level that is required to be reported to the Commission is any open position in VIX futures contracts at the close of trading on any trading day equal to or in excess of 200 contracts on either side of the market.

(o) *Threshold Widths.* For purposes of Policy and Procedure I and Policy and Procedure II, the Threshold Widths for the VIX futures contract are as follows:

VIX Index Level	Threshold Width
0 - 15.00	1.50
15.01 - 25.00	2.50
25.01 - 35.00	3.50
35.01 - 50.00	5.00
50.01+	7.50

The minimum size of bids and offers that establish a Threshold Width is one contract.

(p) *Daily Settlement Price.* The daily settlement price for each VIX futures contract will be the average of the final bid and final offer for the VIX futures contract at the close of trading, subject to the following. If the average of the final bid and final offer is not at a minimum increment for the VIX futures contract, the daily settlement price shall be the average of the final bid and final offer rounded up to the nearest minimum increment. If there is no bid or offer at the close of trading, the Exchange may in its sole discretion establish a daily settlement price that it deems to be a fair and reasonable reflection of the market.

(q) *Trade at Settlement Transactions.* Trade at Settlement ("TAS") transactions pursuant to Rule 404A are permitted in VIX futures and may be transacted on the CBOE System, as spread transactions, as Block Trades (including as spread transactions but not as a strip) and as Exchange of Contract for Related Position transactions. The trading hours for all types of TAS transactions in VIX futures are from 7:00 a.m. Chicago time to 3:12 p.m. Chicago time. The permissible price range for all types of TAS transactions in VIX futures is from $100 (0.10 index points x $1,000) below the daily settlement price to $100 above the daily settlement price. The permissible minimum increment for TAS non-spread transactions in VIX futures that are transacted on the CBOE System is 0.01 index points, and the permissible minimum increment for TAS

spread transactions, Block Trades and Exchange of Contract for Related Position transactions in VIX futures is 0.01 index points.

(r) *Default Pre-Trade Order Size Limit.* The default maximum pre-trade order size limit for VIX futures that will apply if a Clearing Member does not set a different limit in accordance with Rule 513A(a) is 1,000 contracts.

(s) *Price Reasonability Checks.* Pursuant to and as further described in Rule 513A(b), the CBOE System shall in a manner determined by the Exchange reject (i) any buy order with a limit price in a VIX futures contract if the limit price upon receipt of the order by the CBOE System is more than a designated amount above the prevailing best offer in that contract and (ii) any sell order with a limit price in a VIX futures contract if the limit price upon receipt of the order by the CBOE System is more than a designated amount below the prevailing best bid in that contract. The designated amounts for the price reasonability checks referenced in the preceding sentence are as follows:

Price Range	**Designated Amount**
0 – 15.00	1.50
15.01 – 25.00	2.50
25.01 – 35.00	3.50
35.01 – 50.00	5.00
50.01+	7.50

This Rule 1202(s) is not applicable to TAS orders in VIX futures. The permissible parameters for TAS orders in VIX futures are set forth in Rule 1202(q).

Amended March 11, 2005 (05-09); March 28, 2005 (05-11); October 17, 2005 (05-28); February 17, 2006 (06-02); February 24, 2006 (06-04); May 30, 2006 (06-09); September 26, 2006 (06-13); October 9, 2006 (06-15); October 31, 2006 (06-19); March 26, 2007 (07-01); July 3, 2007 (07-04); October 11, 2007 (07-11); December 21, 2007 (07-14); March 6, 2008 (08-01); April 10, 2008 (08-04); January 5, 2009 (08-12); January 12, 2009 (09-01); February 2, 2009 (09-02); February 23, 2009 (09-03); March 2, 2009 (09-06); June 3, 2009 (09-13); September 28, 2010 (10-08); December 10, 2010 (10-13); January 20, 2011 (11-01); February 14, 2011 (11-03); April 8, 2011 (11-10); June 20, 2011 (11-14); November 4, 2011 (11-23); December 1, 2011 (11-26); January 18, 2012 (11-31); February 21, 2012 (12-04); March 26, 2012 (12-07); May 30, 2012 (12-12); October 10, 2012 (12-23); October 17, 2012 (12-26); October 22, 2012 (12-24); February 4, 2013 (13-04); February 21, 2013 (13-07).

1203. Settlement

Settlement of VIX futures contracts will result in the delivery of a cash settlement amount on the business day immediately following the settlement date. The cash settlement amount on the final settlement date shall be the final mark to market amount against the final settlement price of the VIX futures contract multiplied by $1,000.00. The final settlement price of the VIX futures contract will be rounded to the nearest $0.01.

Clearing Members holding open positions in VIX futures contracts at the termination of trading in that Contract shall make payment to or receive payment from

the Clearing Corporation in accordance with normal variation and performance bond procedures based on the final settlement amount.

If the settlement value is not available or the normal settlement procedure cannot be utilized due to a trading disruption or other unusual circumstance, the settlement value will be determined in accordance with the Rules and By-Laws of The Options Clearing Corporation.

Adopted March 26, 2004 (04-10). Amended March 26, 2007 (07-01); January 20, 2011 (11-01)

CHAPTER 13
RESERVED

Adopted May 18, 2004 (04-15). Amended September 30, 2004 (04-18); March 11, 2005 (05-09); March 28, 2005 (05-11); February 24, 2006 (06-04); March 15, 2007 (07-02); October 11, 2007 (07-11); March 6, 2008 (08-01); January 12, 2009 (09-01); February 23, 2009 (09-03); March 2, 2009 (09-06); June 3, 2009 (09-13); September 28, 2010 (10-08); April 8, 2011 (11-10); November 4, 2011 (11-23). Deleted October 10, 2012 (12-23).

CHAPTER 14
MINI CBOE VOLATILITY INDEX FUTURES
CONTRACT SPECIFICATIONS

1401. Scope of Chapter

This chapter applies to trading in Mini CBOE Volatility Index ("Mini VIX") futures. The procedures for trading, clearing, settlement, and any other matters not specifically covered herein shall be governed by the generally applicable rules of the Exchange. The Mini VIX futures contract was first listed for trading on the Exchange on March 2, 2009.

1402. Contract Specifications

(a) *Multiplier.* The contract multiplier for each Mini VIX futures contract is $100.00. For example, a contract size of one Mini VIX futures contract would be $1,650 if the VIX index level were 16.5 (16.5 x $100.00).

(b) *Schedule.* The Exchange may list for trading up to three near-term serial months for the Mini VIX futures contract. The final settlement date for the Mini VIX futures contract shall be on the Wednesday that is thirty days prior to the third Friday of the calendar month immediately following the month in which the applicable Mini VIX futures contract expires. If the third Friday of the month subsequent to expiration of the applicable Mini VIX futures contract is a CBOE holiday, the final settlement date for the contract shall be thirty days prior to the CBOE business day immediately preceding that Friday.

The trading days for Mini VIX futures contracts shall be the same trading days of options on the S&P 500 Composite Stock Price Index, as those days are determined by CBOE.

The trading hours for Mini VIX futures contracts are from 8:30 a.m. Chicago time to 3:15 p.m. Chicago time.

(c) *Minimum Increments.* Except as provided in the following sentence, the minimum fluctuation of the Mini VIX futures contract is 0.05 index points, which has a value of $5.00.

The individual legs and net prices of spread trades in the Mini VIX futures contract may be in increments of 0.01 index points, which has a value of $1.00.

(d) *Position Accountability.* Mini VIX futures are subject to position accountability under Rule 412A.

A person is subject to the position accountability requirements set forth in Rule 412A if the person (i) owns or controls at any time more than the number of contracts net long or net short in all VIX futures and Mini VIX futures contract months combined that in the aggregate would exceed the equivalent of 50,000 VIX futures contracts, (ii) owns or controls more than the number of contracts net

long or net short in the expiring VIX futures and Mini VIX futures contract months combined that in the aggregate would exceed the equivalent of 30,000 VIX futures contracts, commencing on the Friday prior to the final settlement date of the expiring VIX futures or (iii) owns or controls more than the number of contracts net long or net short in the expiring VIX futures and Mini VIX futures contract months combined that in the aggregate would exceed the equivalent of 10,000 VIX futures contracts, commencing on the business day immediately preceding the final settlement date of the expiring VIX futures. Under this Rule, one Mini VIX futures contract shall be deemed to be equivalent to one-tenth (0.10) of one VIX futures contract.

For the purposes of this rule, the positions of all accounts directly or indirectly owned or controlled by a person or persons, and the positions of all accounts of a person or persons acting pursuant to an expressed or implied agreement or understanding shall be cumulated.

(e) *Termination of Trading.* Trading on the Mini VIX futures contract terminates on the business day immediately preceding the final settlement date of the Mini VIX futures contract for the relevant spot month. When the last trading day is moved because of a CFE holiday, the last trading day for an expiring Mini VIX futures contract will be the day immediately preceding the last regularly-scheduled trading day.

(f) *Contract Modifications.* Specifications are fixed as of the first day of trading of a contract. If any U.S. government agency or body issues an order, ruling, directive or law that conflicts with the requirements of these rules, such order, ruling, directive or law shall be construed to take precedence and become part of these rules, and all open and new contracts shall be subject to such government orders.

(g) *Execution Priorities.* Pursuant to Rule 406(a)(ii), the base allocation method of pro rata priority shall apply to trading in Mini VIX futures contracts. The following priorities shall overlay the pro rata priority base allocation method and shall be applied in the sequence below.

1. A Market Turner priority shall be applied pursuant to Rule 406(b)(ii) with a Market Turner priority participation percentage of 30%.

2. A DPM participation right priority shall then be applied pursuant to Rule 406(b)(iii) with a DPM participation right percentage of 30%, and the DPM shall receive any further allocation resulting from the subsequent application of the pro rata priority below to the DPM's remaining quote/Order size at the best price pursuant to Rule 406(b)(iii)(C)(2).

3. The pro rata priority base allocation method shall then be applied.

(h) *Crossing Two or More Original Orders.* The eligible size for an original Order that may be entered for a cross trade with one or more other original Orders pursuant to Rule 407 is one Contract. The Trading Privilege Holder or Authorized Trader, as applicable, must expose to the market for at least five seconds under Rule 407(a) at least one of the original Orders that it intends to cross.

(i) *Price Limits and Circuit Breaker Halts.* Pursuant to Rule 413, Mini VIX futures contracts are not subject to price limits.

Prior to the date on which market-wide trading halt provisions corresponding to the provisions of Rule 417A become effective on national securities exchanges, trading in Mini VIX futures contracts shall be halted whenever a market-wide trading halt commonly known as a circuit breaker is in effect on the New York Stock Exchange in response to extraordinary market conditions. On and after that date, trading in Mini VIX futures contracts shall be halted pursuant to Rule 417A if there is a Level 1, 2 or 3 Market Decline.

(j) *Exchange of Contract for Related Position.* Exchange of Contract for Related Position transactions, as set forth in Rule 414, may be entered into with respect to Mini VIX futures contracts. Any Exchange of Contract for Related Position transaction must satisfy the requirements of Rule 414.

The minimum price increment for an Exchange of Future for Related Position transaction involving the Mini VIX futures contract is 0.01 index points.

(k) *Block Trades.* Block Trade transactions, as set forth in Rule 415, are not permitted in Mini VIX futures contracts.

(l) *No-Bust Range.* Pursuant to Rule 416, the Exchange error trade policy may only be invoked for a trade price that is greater than 10% on either side of the market price of the applicable Mini VIX futures contract. In accordance with Policy and Procedure III, the Help Desk will determine what the true market price for the relevant Contract was immediately before the potential error trade occurred. In making that determination, the Help Desk may consider all relevant factors, including the last trade price for such Contract, a better bid or offer price, a more recent price in a different contract month, and the prices of related contracts trading on the Exchange or other markets.

(m) *Pre-execution Discussions.* The Order Exposure Period under Policy and Procedure IV before an Order may be entered to take the other side of another Order with respect to which there has been pre-execution discussions is five seconds after the first Order was entered into the CBOE System.

(n) *Reportable Position.* Pursuant to Commission Regulation §15.03 and Commission Regulation Part 17, the position level that is required to be reported to the Commission is any open position in Mini VIX futures contracts at the close of trading on any trading day equal to or in excess of 200 contracts on either side of the market.

(o) *Threshold Widths.* For purposes of Policy and Procedure I and Policy and Procedure II, the Threshold Widths for the Mini VIX futures contract are as follows:

VIX Index Level	Threshold Width
0 - 15.00	1.50
15.01 - 25.00	2.50
25.01 - 35.00	3.50
35.01 - 50.00	5.00
50.01+	7.50

The minimum size of bids and offers that establish a Threshold Width is one contract.

(p) *Daily Settlement Price.* The daily settlement price for each Mini VIX futures contract will be the average of the final bid and final offer for the Mini VIX futures contract at the close of trading, subject to the following. If the average of the final bid and final offer is not at a minimum increment for the Mini VIX futures contract, the daily settlement price shall be the average of the final bid and final offer rounded up to the nearest minimum increment.. If there is no bid or offer at the close of trading, the Exchange may in its sole discretion establish a daily settlement price that it deems to be a fair and reasonable reflection of the market.

(q) *Trade at Settlement Transactions.* Trade at Settlement ("TAS") transactions are not permitted in Mini VIX futures.

(r) *Default Pre-Trade Order Size Limit.* The default maximum pre-trade order size limit for Mini VIX futures that will apply if a Clearing Member does not set a different limit in accordance with Rule 513A(a) is 1,000 contracts.

(s) *Price Reasonability Checks.* Pursuant to and as further described in Rule 513A(b), the CBOE System shall in a manner determined by the Exchange reject (i) any buy order with a limit price in a Mini VIX futures contract if the limit price upon receipt of the order by the CBOE System is more than a designated amount above the prevailing best offer in that contract and (ii) any sell order with a limit price in a Mini VIX futures contract if the limit price upon receipt of the order by the CBOE System is more than a designated amount below the prevailing best bid in that contract. The designated amounts for the price reasonability checks referenced in the preceding sentence are as follows:

Price Range	Designated Amount
0 - 15.00	1.50
15.01 - 25.00	2.50
25.01 - 35.00	3.50
35.01 - 50.00	5.00
50.01+	7.50

Amended March 5, 2009 (09-08); June 1, 2009 (09-12); September 28, 2010 (10-08); February 14, 2011 (1-03); April 8, 2011 (11-10); June 20, 2011 (11-14); November 4, 2011 (11-23); May 30, 2012 (12-12); October 10, 2012 (12-23); October 17, 2012 (12-26); February 4, 2013 (13-04); February 21, 2013 (13-07).

1403. DPM Provisions

(a) DPM Appointment. A Trading Privilege Holder will be appointed to act as a DPM for the Mini VIX futures contract pursuant to Rule 515.

(b) *DPM Participation Right.* The DPM participation rights for the Mini VIX futures contract are set forth in Rule 1402(g).

Amended June 1, 2009 (09-12).

1404. Settlement

Settlement of Mini VIX futures contracts will result in the delivery of a cash settlement amount on the business day immediately following the settlement date. The cash settlement amount on the final settlement date shall be the final mark to market amount against the final settlement price of the Mini VIX futures contract multiplied by $100.00. The final settlement price of the Mini VIX futures contract will be rounded to the nearest $0.01.

Clearing Members holding open positions in Mini VIX futures contracts at the termination of trading in that Contract shall make payment to or receive payment from the Clearing Corporation in accordance with normal variation and performance bond procedures based on the final settlement amount.

If the settlement value is not available or the normal settlement procedure cannot be utilized due to a trading disruption or other unusual circumstance, the settlement value will be determined in accordance with the Rules and By-Laws of The Options Clearing Corporation.

Adopted October 18, 2004. Amended March 11, 2005 (05-09); March 28, 2005 (05-11); February 17, 2006 (06-02); February 24, 2006 (06-04); October 19, 2006 (06-16). Deleted June 5, 2007 (07-03). Readopted March 2, 2009 (09-05). Amended June 1, 2009 (09-12).

CHAPTER 15
RESERVED

Adopted March 26, 2004 (04-10). Adopted February 4, 2005 (05-04). Amended March 28, 2005 (05-11); June 20, 2005 (05-18); August 8, 2005 (05-24); February 24, 2006 (06-04). Deleted July 3, 2006 (06-10). Readopted October 2, 2006 (06-14). Amended October 11, 2007 (07-11); March 6, 2008 (08-01). Deleted November 24, 2008 (08-09). Readopted September 28, 2010 (10-07); February 14, 2011 (11-03); April 8, 2011 (11-10). Deleted June 10, 2011 (11-13). Readopted June 20, 2011 (11-13); November 4, 2011 (11-23); May 30, 2012 (12-12). Deleted October 10, 2012 (12-23).

CHAPTER 16
INDIVIDUAL STOCK BASED AND EXCHANGE-TRADED FUND BASED VOLATILITY INDEX SECURITY FUTURES CONTRACT SPECIFICATIONS

1601. Scope of Chapter

This chapter applies to trading in Individual Stock Based and Exchange-Traded Fund Based Volatility Index ("Volatility Index") security futures contracts. The procedures for trading, clearing, settlement, and any other matters not specifically covered herein shall be governed by the generally applicable rules of the Exchange. The Exchange may list the following Volatility Index security futures contract for trading on the Exchange:

CBOE Equity VIX on Apple ("VXAPL")
CBOE Equity VIX on Amazon ("VXAZN")
CBOE Equity VIX on Goldman Sachs ("VXGS")
CBOE Equity VIX on Google ("VXGOG")
CBOE Equity VIX on IBM ("VXIBM")
CBOE Gold ETF Volatility Index ("GVZ")
CBOE Crude Oil ETF Volatility Index ("OVX")
CBOE Emerging Markets ETF Volatility Index ("VXEEM")
CBOE China ETF Volatility Index ("VXFXI")
CBOE Brazil ETF Volatility Index ("VXEWZ")
CBOE Gold Miners ETF Volatility Index ("VXGDX")
CBOE Energy Sector ETF Volatility Index ("VXXLE")

The Exchange first listed Volatility Index security futures contracts for trading on the Exchange on March 25, 2011.

1602. Contract Specifications

(a) *Multiplier*. The contract multiplier for each Volatility Index futures contract is $100. For example, a contract size of one Volatility Index futures contract would be $1,895 if the underlying Volatility Index level were 18.95 (18.95 x $100).

All Volatility Index futures contracts (with and without open interest) that were listed for trading with a $1,000 contract trading prior to February 21, 2012 shall be split into 10 contracts prior to the open of trading on February 21, 2012.

(b) *Schedule*. The Exchange may list for trading up to nine near-term serial months and up to five additional months on the February quarterly cycle for a Volatility Index futures contract.

The final settlement date for a Volatility Index futures contract shall be on the Wednesday that is thirty days prior to the third Friday of the calendar month immediately following the month in which the contract expires. If the third Friday of the month subsequent to expiration of the applicable Volatility Index futures contract is a CBOE holiday, the Final Settlement Date for the contract

shall be thirty days prior to the CBOE business day immediately preceding that third Friday.

The trading days for a Volatility Index futures contract shall be the same as the trading days of the component options comprising the respective Volatility Index, as those days are determined by CBOE.

Trading Hours	Volatility Index Security Future
8:30 a.m. – 3:00 p.m. (Chicago Time)	VXAPL VXAZN VXGS VXGOG VXIBM GVZ OVX VXFXI VXEWZ VXGDX

Trading Hours	Volatility Index Security Future
8:30 a.m. – 3:15 p.m. (Chicago Time)	VXEEM VXXLE

(c) *Minimum Increments.* Except as provided in the following sentence, the minimum fluctuation of a Volatility Index futures contract is 0.05 index points, which has a value of $5.00.

The individual legs and net prices of spread trades in a Volatility Index futures contract may be in increments of 0.01 index points, which has a value of $1.00.

(d) *Position Limits.* Volatility Index futures are subject to position limits under Rule 412.

A person may not own or control: (1) more than 50,000 contracts net long or net short in all Volatility Index futures contracts on the same Volatility Index combined; (2) more than 30,000 contracts net long or net short in the expiring futures contract month for a Volatility Index future; and (3) more than 13,500 contracts net long or net short in the expiring contract for a Volatility Index future held during the last 5 trading days for the expiring Volatility Index futures contract month. For the purposes of this rule, the positions of all accounts directly or indirectly owned or controlled by a person or persons, and the positions of all accounts of a person or persons acting pursuant to an expressed or implied agreement or understanding shall be cumulated.

For the purposes of this rule, the positions of all accounts directly or indirectly owned or controlled by a person or persons, and the positions of all accounts of a

person or persons acting pursuant to an expressed or implied agreement or understanding shall be cumulated.

The foregoing position limits shall not apply to positions that are subject to a position limit exemption meeting the requirements of Commission Regulations and CFE Rules.

(e) *Termination of Trading.* Trading on a Volatility Index futures contract terminates on the business day immediately preceding the final settlement date of the Volatility Index futures contract for the relevant spot month. When the last trading day is moved because of a CFE holiday, the last trading day for an expiring Volatility Index futures contract will be the day immediately preceding the last regularly-scheduled trading day.

(f) *Contract Modifications.* Specifications are fixed as of the first day of trading of a contract. If any U.S. government agency or body issues an order, ruling, directive or law that conflicts with the requirements of these rules, such order, ruling, directive or law shall be construed to take precedence and become part of these rules, and all open and new contracts shall be subject to such government orders.

(g) *Execution Priorities.* Pursuant to Rule 406(a)(ii), the base allocation method of price-time priority shall apply to trading in Volatility Index futures contracts.

(h) *Crossing Two or More Original Orders.* The eligible size for an original Order that may be entered for a cross trade with one or more other original Orders pursuant to Rule 407 is one Contract. The Trading Privilege Holder or Authorized Trader, as applicable, must expose to the market for at least three seconds under Rule 407(a) at least one of the original Orders that it intends to cross.

(i) *Price Limits and Halts.* Pursuant to Rule 413, Volatility Index futures contracts are not subject to price limits.

Trading in Volatility Index futures contracts shall be halted to the extent required by Rule 417 relating to "regulatory halts." Prior to the date on which market-wide trading halt provisions corresponding to the provisions of Rule 417A become effective on national securities exchanges, trading in Volatility Index futures contracts shall also be halted whenever a market-wide trading halt commonly known as a circuit breaker is in effect on the New York Stock Exchange in response to extraordinary market conditions. On and after that date, trading in Volatility Index futures contracts shall also be halted pursuant to Rule 417A if there is a Level 1, 2 or 3 Market Decline.

(j) *Exchange of Contract for Related Position.* Exchange of Contract for Related Position transactions, as set forth in Rule 414, may be entered into with respect to Volatility Index futures contracts. Any Exchange of Contract for Related Position transaction must satisfy the requirements of Rule 414.

The minimum price increment for an Exchange of Future for Related Position involving a Volatility Index futures contract is 0.01 index points.

(k) *Block Trades.* Pursuant to Rule 415(a)(i), the minimum Block Trade quantity for a Volatility Index futures contract is 1,000 contracts if there is only one leg involved in the trade. If the Block Trade is executed as a spread order, one leg must meet the minimum Block Trade quantity for a Volatility Index futures contract and the other leg(s) must have a contract size that is reasonably related to the leg meeting the minimum Block Trade quantity. If the Block Trade is executed as a transaction with legs in multiple contract months and all legs of the Block Trade are exclusively for the purchase or exclusively for the sale of a Volatility Index futures contract (a "strip"), the minimum Block Trade quantity for the strip is 1,500 contracts and each leg of the strip is required to have a minimum size of 500 contracts.

The minimum price increment for a Block Trade in a Volatility Index futures contract is 0.01 index points.

No natural person associated with a Trading Privilege Holder or Authorized Trader that has knowledge of a pending Block Trade of such Trading Privilege Holder or Authorized Trader, or a Customer thereof in a Volatility Index future on the Exchange, may enter an Order or execute a transaction, whether for his or her own account or, if applicable, for the account of a Customer over which he or she has control, for or in a Volatility Index future to which such Block Trade relates until after (i) such Block Trade has been reported to and published by the Exchange and (ii) any additional time period from time to time prescribed by the Exchange in its block trading procedures or contract specifications has expired.

(l) *No-Bust Range.* Pursuant to Rule 416, the Exchange error trade policy may only be invoked for a trade price that is greater than 10% on either side of the market price of the applicable Volatility Index futures contract. In accordance with Policy and Procedure III, the Help Desk will determine what the true market price for the relevant Contract was immediately before the potential error trade occurred. In making that determination, the Help Desk may consider all relevant factors, including the last trade price for such Contract, a better bid or offer price, a more recent price in a different contract month, and the prices of related contracts trading on the Exchange or other markets.

(m) *Pre-execution Discussions.* The Order Exposure Period under Policy and Procedure IV before an Order may be entered to take the other side of another Order with respect to which there has been pre-execution discussions is five seconds after the first Order was entered into the CBOE System.

(n) *Reportable Position.* Pursuant to Commission Regulation §15.03 and Commission Regulation Part 17, the position level that is required to be reported to the Commission is any open position in a Volatility Index futures contract at the close of trading on any trading day equal to or in excess of 200 contracts on either side of the market.

(o) *Threshold Widths.* For purposes of Policy and Procedure I and Policy and Procedure II, the Threshold Widths for a Volatility Index futures contract are as follows:

Volatility Index Level	Threshold Width
0 - 15.00	1.50
15.01 - 25.00	2.50
25.01 - 35.00	3.50
35.01 - 50.00	5.00
50.01+	7.50

The minimum size of bids and offers that establish a Threshold Width is one contract.

(p) *Daily Settlement Price.* The daily settlement price for each Volatility Index Futures contract will be the average of the final bid and final offer for the Volatility Index Futures contract at the close of trading, subject to the following. If the average of the final bid and final offer is not at a minimum increment for the Volatility Index Futures contract, the daily settlement price shall be the average of the final bid and final offer rounded up to the nearest minimum increment. If there is no bid or offer at the close of trading, the Exchange may in its sole discretion establish a daily settlement price that it deems to be a fair and reasonable reflection of the market.

(q) *Trade at Settlement Transactions.* Trade at Settlement ("TAS") transactions are not permitted in Volatility Index Futures.

(r) *Default Pre-Trade Order Size Limit.* The default maximum pre-trade order size limit for Volatility Index Futures that will apply if a Clearing Member does not set a different limit in accordance with Rule 513A(a) is 1,000 contracts.

(s) *Price Reasonability Checks.* Pursuant to and as further described in Rule 513A(b), the CBOE System shall in a manner determined by the Exchange reject (i) any buy order with a limit price in a Volatility Index Futures contract if the limit price upon receipt of the order by the CBOE System is more than a designated amount above the prevailing best offer in that contract and (ii) any sell order with a limit price in a Volatility Index Futures contract if the limit price upon receipt of the order by the CBOE System is more than a designated amount below the prevailing best bid in that contract. The designated amounts for the price reasonability checks referenced in the preceding sentence are as follows:

Price Range	Designated Amount
0 - 15.00	1.50
15.01 - 25.00	2.50
25.01 - 35.00	3.50
35.01 - 50.00	5.00

Price Range	Designated Amount
50.01+	7.50

Amended October 17, 2012 (12-26); February 4, 2013 (13-04); February 21, 2013 (13-07).

1603. Settlement

Settlement of a Volatility Index futures contract will result in the delivery of a cash settlement amount on the business day immediately following the settlement date. The cash settlement amount on the final settlement date shall be the final mark to market amount against the final settlement price of the Volatility Index futures contract multiplied by $100. The final settlement price of the Volatility Index futures contract will be rounded to the nearest $0.01.

Clearing Members holding open positions in a Volatility Index futures contract at the termination of trading in that Contract shall make payment to or receive payment from the Clearing Corporation in accordance with normal variation and performance bond procedures based on the final settlement amount.

If the settlement value is not available or the normal settlement procedure cannot be utilized due to a trading disruption or other unusual circumstance, the settlement value will be determined in accordance with the Rules and By-Laws of The Options Clearing Corporation.

1604. Eligibility and Maintenance Criteria for Volatility Index Futures

Pursuant to Exchange Policy and Procedure VIII E. (Eligibility for Listing Security Futures on Securities Approved for Options Trading), the Exchange may list securities futures on the Volatility Indexes identified in Rule 1601 because the Volatility Index are eligible to underlie options traded on a national securities exchange. A Volatility Index security futures contract shall remain eligible for listing and trading on the Exchange so long as the applicable Volatility Index remains eligible to underlie options traded on a national securities exchange. If at any time a Volatility Index no longer remains eligible to underlie options traded on a national securities exchange, that Volatility Index shall be ineligible to underlie security futures and the Exchange will not open for trading any additional futures contracts on that Volatility Index until that Volatility Index becomes eligible again to underlie options traded on a national securities exchange.

Adopted July 6, 2007 (07-05). Amended October 11, 2007 (07-11); December 21, 2007 (07-14); March 6, 2008 (08-01); January 12, 2009 (09-01); February 2, 2009 (09-02); February 23, 2009 (09-03); March 2, 2009 (09-06); June 3, 2009 (09-13); December 28, 2009 (09-19). Deleted February 19, 2010 (10-02). Readopted March 25, 2011 (11-06). Amended January 9, 2012 (11-28); February 21, 2012 (12-02).

CHAPTER 17
CBOE NASDAQ-100 FUTURES CONTRACT SPECIFICATIONS

1701. Scope of Chapter

This chapter applies to trading in futures on the CBOE Nasdaq-100 Volatility Index ("VXN"). The procedures for trading, clearing, settlement, and any other matters not specifically covered herein shall be governed by the generally applicable rules of the Exchange. After previously being listed for trading on the Exchange, VXN futures contracts were re-listed for trading on the Exchange commencing on May 23, 2012.

1702. Contract Specifications

(a) *Multiplier*. The contract multiplier for each VXN futures contract is $1,000. For example, a contract size of one VXN futures contract would be $21,000, if the VXN index level were 21 (21 x $1,000.00)

(b) *Schedule*. The Exchange may list for trading up to nine near-term serial months and five months on the February quarterly cycle for the VXN futures contract. The final settlement date for the VXN futures contract shall be the Wednesday that is thirty days prior to the third Friday of the calendar month immediately following the month in which the applicable VXN futures contract expires. If the third Friday of the month subsequent to expiration of the applicable VXN futures contract is a CBOE holiday, the final settlement date for the contract shall be thirty days prior to the CBOE business day immediately preceding that Friday.

The trading days for VXN futures contracts shall be the same trading days of options on the Nasdaq-100 Index traded on CBOE, as those days are determined by CBOE.

The trading hours for VXN futures contracts are from 8:30 a.m. Chicago time to 3:15 p.m. Chicago time.

(c) *Minimum Increments*. Except as provided in the following sentence, the minimum fluctuation of the VXN futures contract is 0.05 index points, which has a value of $50.00.

The individual legs and net prices of spread trades in the VXN futures contract may be in increments of 0.01 index points, which has a value of $10.00

(d) *Position Limits*. A person may not own or control more than 5,000 contracts net long or net short in all contract months of a VXN futures contract combined.

For the purposes of this rule, the positions of all accounts directly or indirectly owned or controlled by a person or persons, and the positions of all accounts of a

person or persons acting pursuant to an expressed or implied agreement or understanding shall be cumulated.

The foregoing position limit shall not apply to positions that are subject to a position limit exemption meeting the requirements of Commission Regulations and CFE Rules

(e) *Termination of Trading*. Trading in VXN futures contracts terminates on the business day immediately preceding the final settlement date of the VXN futures contract for the relevant spot month. When the last trading day is moved because of a CFE holiday, the last trading day for an expiring VXN futures contract will be the day immediately preceding the last regularly-scheduled trading day.

(f) *Contract Modifications*. Specifications are fixed as of the first day of trading of a contract. If any U.S. government agency or body issues an order, ruling, directive or law that conflicts with the requirements of these rules, such order, ruling, directive or law shall be construed to take precedence and become part of these rules, and all open and new contracts shall be subject to such government orders.

(g) *Execution Priorities.* Pursuant to Rule 406(a)(i), the base allocation method of price-time priority shall apply to trading in VXN futures contracts.

(h) *Crossing Two of More Original Orders*. The eligible size for an original Order that may be entered for a cross trade with one or more other original Orders pursuant to Rule 407 is one Contract. The Trading Privilege Holder or Authorized Trader, as applicable, must expose to the market for at least five seconds under Rule 407(a) at least one of the original Orders that it intends to cross.

(i) *Price Limits and Circuit Breaker Halts.* Pursuant to Rule 413, VXN futures contracts are not subject to price limits.

Prior to the date on which market-wide trading halt provisions corresponding to the provisions of Rule 417A become effective on national securities exchanges, trading in VXN futures contracts shall be halted whenever a market-wide trading halt commonly known as a circuit breaker is in effect on the New York Stock Exchange in response to extraordinary market conditions. On and after that date, trading in VXN futures contracts shall be halted pursuant to Rule 417A if there is a Level 1, 2 or 3 Market Decline.

(j) *Exchange of Contract for Related Position*. Exchange of Contract for Related Position transactions, as set forth in Rule 414, may be entered into with respect to VXN futures contracts. Any Exchange of Contract for Related Position transaction must satisfy the requirements of Rule 414.

The minimum price increment for an Exchange of Future for Related Position involving the VXN futures contract is 0.01 index points.

(k) *Block Trades.* Pursuant to Rule 415(a)(i), the minimum Block Trade quantity for the VXN futures contract is 100 contracts if there is only one leg involved in the trade. If the Block Trade is executed as a spread order, one leg must meet the minimum Block Trade quantity for the VXN futures contract and the other leg(s) must have a contract size that is reasonably related to the leg meeting the minimum Block Trade quantity.

The minimum price increment for a Block Trade in the VXN futures contract is 0.01 index points.

(l) *No-Bust Range.* Pursuant to Rule 416, the CFE error trade policy may only be invoked for a trade price that is greater than 10% on either side of the market price of the applicable VXN futures contract. In accordance with Policy and Procedure III, the Help Desk will determine what the true market price for the relevant Contract was immediately before the potential error trade occurred. In making that determination, the Help Desk may consider all relevant factors, including the last trade price for such Contract, a better bid or offer price, a more recent price in a different contract month and the prices of related contracts trading on the Exchange and other markets.

(m) *Pre-execution Discussions.* The Order Exposure Period under Policy and Procedure IV before an Order may be entered to take the other side of another Order with respect to which there has been pre-execution discussions is five seconds after the first Order was entered into the CBOE System.

(n) *Reportable Position.* Pursuant to Commission Regulation §15.03 and Commission Regulation Part 17, the position level that is required to be reported to the Commission is any open position in VXN futures contracts at the close of trading on any trading day equal to or in excess of 200 contracts on either side of the market.

(o) *Threshold Widths.* For purposes of Policy and Procedure I and Policy and Procedure II, the Threshold Widths for the VXN futures contract are as follows:

VXN Index Level	Threshold Width
0 - 15.00	1.50
15.01 - 25.00	2.50
25.01 - 35.00	3.50
35.01 - 50.00	5.00
50.01+	7.50

The minimum size of bids and offers that establish a Threshold Width is one contract.

(p) *Daily Settlement Price.* The daily settlement price for each VXN futures contract will be the average of the final bid and final offer for the VXN futures contract at the close of trading, subject to the following. If the average of the final bid and final offer is not at a minimum increment for the VXN futures contract,

the daily settlement price shall be the average of the final bid and final offer rounded up to the nearest minimum increment. If there is no bid or offer at the close of trading, the Exchange may in its sole discretion establish a daily settlement price that it deems to be a fair and reasonable reflection of the market.

(q) *Trade at Settlement Transactions.* Trade at Settlement ("TAS") transactions are not permitted in VXN futures.

(r) *Default Pre-Trade Order Size Limit.* The default maximum pre-trade order size limit for VXN futures that will apply if a Clearing Member does not set a different limit in accordance with Rule 513A(a) is 1,000 contracts.

(s) *Price Reasonability Checks.* Pursuant to and as further described in Rule 513A(b), the CBOE System shall in a manner determined by the Exchange reject (i) any buy order with a limit price in a VXN futures contract if the limit price upon receipt of the order by the CBOE System is more than a designated amount above the prevailing best offer in that contract and (ii) any sell order with a limit price in a VXN futures contract if the limit price upon receipt of the order by the CBOE System is more than a designated amount below the prevailing best bid in that contract. The designated amounts for the price reasonability checks referenced in the preceding sentence are as follows:

Price Range	Designated Amount
0 - 15.00	1.50
15.01 - 25.00	2.50
25.01 - 35.00	3.50
35.01 - 50.00	5.00
50.01+	7.50

Amended October 17, 2012 (12-26); February 4, 2013 (13-04); February 21, 2013 (13-07).

1703. Settlement

Settlement of VXN futures contracts will result in the delivery of a cash settlement amount on the business day immediately following the settlement date. The cash settlement amount on the final settlement date shall be the final mark to market amount against the final settlement price of the VXN futures contract multiplied by $1,000.00. The final settlement price of the VXN futures contract will be rounded to the nearest $0.01

Adopted April 25, 2005 (05-14). Amended February 17, 2006 (06-02); February 24, 2006 (06-04); September 26, 2006 (06-13); October 9, 2006 (2006-15); March 26, 2007 (07-01); July 3, 2007 (07-04); October 11, 2007 (07-11); December 21, 2007 (07-14); March 6, 2008 (08-01); January 12, 2009 (09-01); February 2, 2009 (09-02); February 23, 2009 (09-03); March 2, 2009 (09-06); June 3, 2009 (09-13). Deleted August 13, 2009 (09-14). Readopted May 23, 2012 (12-10)

CHAPTER 18
SINGLE STOCK FUTURES

1801. Scope of Chapter

This chapter applies to trading in any Contract that is a Security Future based on a single security (each, a "Single Stock Future"). The procedures for trading, clearing, settlement, and any other matters not specifically covered herein shall be governed by the other Rules of the Exchange.

1802. Contract Specifications

(a) *Specifications Supplements.* The general specifications set forth in this Rule 1802 shall be subject to, and qualified by, the specific terms applicable to trading, clearing or settlement of particular Single Stock Futures, as provided in supplements (each a "Specifications Supplement") from time to time adopted by the Exchange. Each Specifications Supplement for a Single Stock Future shall be substantially in the form set forth in Rule 1806 or such other form as the Exchange may from time to time approve. No Specifications Supplement shall become effective until the Exchange has submitted to the Commission (i) a certification satisfying the requirements set forth in Commission Regulation § 41.22 and (ii) a filing satisfying the requirements set forth in Commission Regulation § 41.23, with respect to the Single Stock Future to which it relates.

(b) *Underlying Securities.* Each Single Stock Future shall be based on an underlying security (the "Underlying Security"), which satisfies the requirements set forth in Commission Regulations § 41.21(a), as may be determined from time to time by the Exchange.

(c) *Trading Hours; Delivery Months and Termination Dates.* Single Stock Futures shall be traded during such hours, for delivery in such months, and shall terminate on such dates, as may be determined from time to time by the Exchange.

(d) *Trading Units.* Each Single Stock Future shall represent 100 shares of the Underlying Security.

(e) *Minimum Price Fluctuations.* The minimum price fluctuation for each Single Stock Future shall be $0.01 per share, which is equal to $1.00 per Contract.

(f) *Speculative Position Limits.* For purposes of Rule 412, the position limit applicable to positions in any Single Stock Future held during the last five trading days of an expiring Single Stock Future shall be the position limit adopted by the Exchange in accordance with Commission Regulation § 41.25. Each such position limit shall be published by the Exchange.

(g) *Last Day of Trading.* All trading in a particular Contract shall terminate at the close of business on the termination date of such Contract.

(h) *Contract Modifications.* The specifications for a particular Single Stock Future shall be as set forth in the filing made with respect thereto pursuant to Commission Regulation § 41.23. If any U.S. governmental agency or body issues an order, ruling, directive or law that conflicts with the requirements of these rules, including specifications set forth in any Specifications Supplement, such order, ruling, directive or law shall be deemed to take precedence over such specifications and become part of these Rules or of such Specification Supplement and all open and new Contracts shall be subject thereto.

(i) *Contract Adjustments.* Adjustments to Single Stock Futures related to actions or transactions by or affecting the issuer of the Underlying Securities shall be made under the circumstances and in the manner from time to time prescribed by the Clearing Corporation.

(j) *Daily Settlement Price.* (i) The daily settlement price for each Single Stock Future Contract will be the average of the final Bid and final Offer of the Single Stock Future Contract at the close of trading.

> (ii) If there were no bid or offer at the close of trading, then the Exchange shall set a reasonable settlement price by adjusting the average of the last bid and offer disseminated to the market and captured by an independent price reporting system during the trading day by the difference between the consolidated price of the Underlying Security at the time that the last bid or offer was quoted on the Exchange and the consolidated price of the Underlying Security at the close of regular trading hours.
>
> (iii) Notwithstanding the above, the Exchange may in its sole discretion establish a settlement price that it deems to be a fair and reasonable reflection of the market. The Exchange will consider all relevant factors, including those discussed in this provision, when establishing such a settlement price.

(k) *Final Settlement Price.* The final settlement price of a Single Stock Future shall be calculated in accordance with paragraph (j), unless the final settlement price is fixed in accordance with the Rules and By-Laws of the Clearing Corporation.

(l) *Execution Priorities.* Pursuant to Rule 406(a)(i), the base allocation method of price-time priority shall apply to trading in each Single Stock Future. Pursuant to Rule 406(b)(iii), a DPM trade participation right priority shall overlay the price-time priority base allocation method.

(m) *Crossing Two or More Original Orders.* The eligible size for an original Order that may be entered for a cross trade with one or more other original Orders pursuant to Rule 407 is one Contract. The Trading Privilege Holder or Authorized Trader, as applicable, must expose to the market for at least five seconds under Rule 407(a) at least one of the original Orders that it intends to cross.

(n) *Price Limits.* Pursuant to Rule 413, Single Stock Futures are not subject to price limits.

(o) *Block Trades.* Pursuant to Rule 415(a)(i), the minimum Block Trade quantity for each Single Stock Future shall be 100 contracts, unless otherwise set forth in the Specifications Supplement for that Single Stock Future. If the Block Trade is executed as a spread order, one leg must meet the minimum Block Trade quantity for the particular Single Stock Future and the other leg(s) must have a contract size that is reasonably related to the leg meeting the minimum Block Trade quantity.

No natural person associated with a Trading Privilege Holder or Authorized Trader that has knowledge of a pending Block Trade of such Trading Privilege Holder or Authorized Trader, or a Customer thereof in a Single Stock Future on the Exchange, may enter an Order or execute a transaction, whether for his or her own account or, if applicable, for the account of a Customer over which he or she has control, for or in the Single Stock Future to which such Block Trade relates until after (i) such Block Trade has been reported to and published by the Exchange and (ii) any additional time period from time to time prescribed by the Exchange in its block trading procedures or contract specifications has expired.

No natural person associated with a Trading Privilege Holder or Authorized Trader that has knowledge of a pending Block Trade of such Trading Privilege Holder or Authorized Trader, or a Customer thereof in a Single Stock Future on any other exchange or trading system, may enter an Order or execute a transaction on the Exchange, whether for his or her own account or, if applicable, for the account of a Customer over which he or she has control, for any Single Stock Future which has the same underlying security as the contract to which such block trade relates until after (i) such block trade is reported and published in accordance with the rules, procedures or contract specifications of such exchange or trading system and (ii) any additional time period prescribed by the Exchange in its block trading procedures or contract specifications has expired.

(p) *No-Bust Range.* Pursuant to Rule 416, the Exchange error trade policy may only be invoked for a trade price that is greater than 10% on either side of the market price of the applicable Single Stock Future contract. In accordance with Policy and Procedure III, the Help Desk will determine what the true market price for the relevant Contract was immediately before the potential error trade occurred. In making that determination, the Help Desk may consider all relevant factors, including the last trade price for such Contract, a better bid or offer price, a more recent price in a different contract month and the prices of related contracts trading in other markets.

(q) *Pre-execution Discussions.* The Order Exposure Period under Policy and Procedure IV before an Order may be entered to take the other side of another Order with respect to which there has been pre-execution discussions is five seconds after the first Order was entered into the CBOE System.

Amended March 6, 2008 (08-01); June 3, 2009 (09-13); February 21, 2013 (13-07).

1803. Delivery

Delivery of the Underlying Securities upon termination of a Single Stock Future, and payment of the price in respect thereof, shall be made in accordance with the Rules of the Clearing Corporation. As promptly as possible after the receipt of a notice of delivery from the Clearing Corporation with respect to a Single Stock Future held by a Trading Privilege Holder or Authorized Trader, such Trading Privilege Holder or Authorized Trader shall require the Customer to deposit the Underlying Security (in the case of a short position) or pay the aggregate price in respect thereof, in full and in cash (in the case of a long position), or in either case, if the transaction is effected in a margin account, to make the required margin deposit in accordance with the applicable regulations of the Federal Reserve Board.

1804. Emergencies, Acts of God and Acts of Government

If delivery or acceptance or any precondition or requirement of either, in respect of any Single Stock Future is prevented by a strike, fire, accident, act of God, act of government or any other event or circumstance beyond the control of the parties to such Contract, the seller or buyer of such Contract shall immediately notify the Exchange. If based on such notification, the President, or any individual designated by the President and approved by the Board, determines that an Emergency exists, he or she may take such action in accordance with Rule 418 as he or she may deem necessary under the circumstances, which action shall be binding upon both parties to the Contract in question; *provided* that any action taken in accordance with this sentence shall be reviewed by the Board as soon as practicable under the circumstances, and may be revoked, suspended or modified by the Board.

1805. DPM Provisions

(a) *DPM Appointment.* A Trading Privilege Holder will be appointed to act as a DPM for each Single Stock Future pursuant to Rule 515.

(b) *DPM Participation Right.* The DPM participation right percentage under Rule 406(b)(iii) for each Single Stock Future is 30%.

1806. Form of Specifications Supplement

Supplement No. ____
Title of Single Stock Future: ______________

Underlying Security:	
Type of Underlying Security:	[common stock] [American Depositary Receipt] [share of exchange traded fund] [trust issued receipt] [share of closed-end management investment company] [other]
Trading Hours:	
Delivery Months:	
Termination Dates:	
Trading Unit:	100 shares of the Underlying Security
Minimum Price Fluctuation:	$0.01 per share, equal to $1.00 per Contract
Threshold Width:	(see table below)

Common Stock Price	Threshold Width
share price < $10	$0.50
$10 < share price < $50	$1.00
$50 < share price	$2.00

Position Limit:	During the last five trading days, ____ Contracts net long or short
Reportable Position:	200 Contracts
Daily Price Limit:	
Minimum Block Trade Quantity:	
Time Period for Reporting Block Trades:	Without delay, but no more than ten minutes after a Block Trade is negotiated.
Last Day of Trading:	
Delivery Day:	
Depositary for Underlying Security:	
Other Specifications:	

Adopted July 26, 2005 (05-20).

CHAPTER 19
NARROW-BASED STOCK INDEX FUTURES

1901. Scope of Chapter

This chapter applies to trading in any Contract that is a Security Future based on a "narrow-based security index" (as such term is defined in Section 1a(25) of the CEA) (each, a "Narrow-Based Stock Index Future"). The procedures for trading, clearing, settlement, and any other matters not specifically covered herein shall be governed by the other Rules of the Exchange.

1902. Contract Specifications

(a) *Specifications Supplements*. The general specifications set forth in this Rule 1902 shall be subject to, and qualified by, the specific terms applicable to trading, clearing or settlement of particular Narrow-Based Stock Index Futures, as provided in Specifications Supplements from time to time adopted by the Exchange. Each Specifications Supplement for a Narrow-Based Stock Index Future shall be substantially in the form set forth in Rule 1906 or such other form as the Exchange may from time to time approve. No Specifications Supplement shall become effective until the Exchange has submitted to the Commission (i) a certification satisfying the requirements set forth in Commission Regulation § 41.22 and (ii) a filing satisfying the requirements set forth in Commission Regulation § 41.23, with respect to the Narrow-Based Stock Index Future in question.

(b) *Underlying Securities*. Narrow-Based Stock Index Futures shall be based on such indices consisting of two or more Underlying Securities, which shall satisfy the requirements set forth in Commission Regulation § 41.21(b), as may be determined from time to time by the Exchange.

(c) *Trading Hours; Delivery Months and Termination Dates*. Narrow-Based Stock Index Futures shall be traded during such hours and for delivery in such months, and shall terminate on such dates, as may be determined from time to time by the Exchange.

(d) *Minimum Price Fluctuations*. The minimum price fluctuation for Narrow-Based Stock Index Futures shall be $0.01 per Contract.

(e) *Position Limits*. For purposes of Rule 412, the position limit applicable to positions in any physically settled Narrow-Based Stock Index Future held during the last five trading days of an expiring Narrow-Based Stock Index Future shall be the position limit adopted by the Exchange in accordance with Commission Regulation § 41.25. Commission Regulation § 41.25 applies the applicable position limit with respect to Narrow-Based Stock Index Futures to the security in the Narrow-Based Stock Index Future having the lowest average daily trading volume. Each such position limit shall be published by the Exchange.

Pursuant to Rule 412(a), the Exchange shall establish speculative position limits for each cash settled Narrow-Based Stock Index Future held during the last five trading days of an expiring Narrow-Based Stock Index Future according to the following methodology:

The position limit for each cash settled Narrow-Based Stock Index Future shall be the number of contracts calculated according to formula (i) "Market Cap Position Limit" or (ii) "SSF Position Limit" below, whichever is less, rounded to the nearest multiple of 1,000 contracts; provided, however, that if formula (i) or (ii), whichever is less, calculates a number less than 500 but not less than 400 for any such Security Future, the position limit will be 1,000 contracts.

(i) "Market Cap Position Limit"

(A) The Exchange will determine the market capitalization of the Standard & Poor's 500 index (the "S&P 500") as of the selection date for the component securities of the index underlying the Narrow-Based Stock Index Future (the "Selection Date") (the "S&P 500 Market Cap");

(B) then

(C) The Exchange will calculate the notional value of a future position in Chicago Mercantile Exchange's ("CME") S&P 500 futures contract at its maximum limit (the "S&P 500 Notional Value Limit") by multiplying the S&P 500 by the position limit for CME's S&P 500 futures (20,000 contracts in all months combined) and by the S&P 500 contract multiplier ($250) to calculate:

(D) S&P 500 Notional Value Limit = S&P 500 * 20,000 * $250;

(E) then

(F) The Exchange will divide the S&P 500 Market Cap by the S&P 500 Notional Value Limit to calculate the "Market Cap Ratio":

(G) Market Cap Ratio = S&P 500 Market Cap/S&P 500 Notional Value Limit;

(H) then

(I) The Exchange will calculate the market capitalization of the stock index underlying the Narrow-Based Stock Index Future by adding together the market capitalization of each stock comprising the stock index (the "Stock Index Market Cap"); then

(J) The Exchange will calculate the notional value of the Narrow-Based Stock Index Future (the "Notional Value") as follows:

(K) Notional Value = Level of index underlying Narrow-Based Stock Index Future * contract multiplier

(L) The Exchange will calculate the Market Cap Position Limit of the Narrow-Based Stock Index Future by dividing the Stock Index Market Cap by the product of the Notional Value of the Narrow-Based Stock Index Future and the Market Cap Ratio:

(M) Market Cap Position Limit = Stock Index Market Cap/

(N) Notional Value * Market Cap Ratio

(ii) "SSF Position Limit"

(A) The Exchange will calculate the notional value of the Narrow-Based Stock Index Future (same as (i)(E) above):

(B) Notional Value = Level of index underlying Narrow-Based Stock Index Future * contract multiplier

(C) For each component security in the index underlying the Narrow-Based Stock Index Future, the Exchange will multiply its index weight[1] by the Notional Value to determine that security's proportion of the Narrow-Based Stock Index Future.

(D) For each component security, the Exchange will divide the result in (ii)(B) by the security's price. This equals the number of shares of that security represented in the Narrow-Based Stock Index Futures contract.

(E) For each component security, the Exchange will divide the number of shares calculated in (ii)(C) by 100 to obtain the implied number of 100-share contracts per Narrow-Based Stock Index Futures contract.

(F) The Exchange will divide the applicable single stock futures contract speculative position limit set in Commission

[1] Index weight of the component security = (assigned shares * price) of the component security/the sum of (assigned shares * price) for each component security.

Regulation § 41.25(a)(3) (either 13,500 or 22,500 contracts) by the number of implied 100-share contracts. This provides the number of Narrow-Based Stock Index Futures contracts that could be held without violating the speculative position limit on a futures contract on that component security (if such single stock futures contract existed). If the security qualifies for position accountability, ignore that security for purposes of this calculation.

(G) The Exchange will list the results of (ii)(D) and (ii)(E). The SSF Position Limit is the minimum number of implied contracts based on this list.

(f) *Last Day of Trading.* All trading in a particular Contract shall terminate at the close of the last Business Day preceding the termination date of such Contract.

(g) *Contract Modifications.* The specifications for a particular Narrow-Based Stock Index Future shall be as set forth in the filing made with respect thereto pursuant to Commission Regulation § 41.23. If any U.S. governmental agency or body issues an order, ruling, directive or law that conflicts with the requirements of these rules, including specifications set forth in any specifications supplement, such order, ruling, directive or law shall be construed to take precedence and become part of these rules, and all open and new contracts shall be subject to such government orders.

(h) *Contract Adjustments.* Adjustments to Narrow-Based Stock Index Futures related to actions or transactions by or affecting any issuer of Underlying Securities shall be made under the circumstances and in the manner from time to time prescribed by the Clearing Corporation.

(i) *Settlement Price.*

(I) Daily Settlement Price. The daily settlement price for cash-settled Narrow-Based Stock Index Futures will be calculated in the same manner as Rule 1802(j).

(II) Final Settlement Price.

(A) The final settlement price for cash-settled Narrow-Based Stock Index Futures shall be determined on the third Friday of the contract month. If the Exchange is not open for business on the third Friday of the contract month, the final settlement price shall be determined on the Business Day prior to the third Friday of the contract month. The final settlement price for cash-settled Narrow-Based Stock Index Futures shall be based on a special opening quotation of the underlying stock index ("Stock Index").

(B) Notwithstanding subparagraph (II)(A) of this Rule, if an opening price for one or more securities underlying a Narrow-Based Stock Index Future is not readily available, the President of the Exchange or his designee for such purpose (referred to hereafter in this Rule 1902(i) as the "Designated Officer") will determine whether the security or securities are likely to open within a reasonable time.

(1) If the Designated Officer determines that one or more component securities are not likely to open within a reasonable time, then for the component security or securities which the Designated Officer determined were not likely to open within a reasonable time, the last trading price of the underlying security or securities during the most recent regular trading session for such security or securities will be used to calculate the special opening quotation.

(2) If the Designated Officer determines that the security or securities are likely to open within a reasonable time, then for the component security or securities which the Designated Officer determined were likely to open within a reasonable time, the next available opening price of such security or securities will be used to calculate the special opening quotation.

(C) For purposes of this provision:

(1) "Opening price" means the official price at which a security opened for trading during the regular trading session of the national securities exchange or national securities association that lists the security. If the security is not listed on a national securities exchange or a national securities association, then "opening price" shall mean the price at which a security opened for trading on the primary market for the security. Under this provision, if a component security is an American Depositary Receipt ("ADR") traded on a national securities exchange or national securities association, the opening price for the ADR would be derived from the national securities exchange or national securities association that lists it.

(2) "Special opening quotation" means the Stock Index value that is derived from the sum of the opening prices of each security of the Stock Index.

(3) "Regular trading session" of a security means the normal hours for business of a national securities exchange or national securities association that lists the security.

(4) The price of a security is "not readily available" if the national securities exchange or national securities association that lists the security does not open on the day scheduled for determination of the final settlement price, or if the security does not trade on the securities exchange or national securities association that lists the security during regular trading hours.

(D) Notwithstanding any other provision of this Rule, this Rule shall not be used to calculate the final settlement price of a Narrow-Based Stock Index Future if The Option Clearing Corporation fixes the final settlement price of such Narrow-Based Stock Index Future in accordance with its rules and by-laws and as permitted by Commission Regulation § 41.25(b) and SEC Rule 6h-1(b)(3).

(j) *Execution Priorities.* Pursuant to Rule 406(a)(i), the base allocation method of price-time priority shall apply to trading in each Narrow Based Stock Index Future. Pursuant to Rule 406(b)(iii), a DPM trade participation right priority shall overlay the price-time priority base allocation method.

(k) *Crossing Two or More Original Orders.* The eligible size for an original Order that may be entered for a cross trade with one or more other original Orders pursuant to Rule 407 is one Contract. The Trading Privilege Holder or Authorized Trader, as applicable, must expose to the market for at least five seconds under Rule 407(a) at least one of the original Orders that it intends to cross.

(l) *Price Limits.* Pursuant to Rule 413, Narrow Based Stock Index Futures are not subject to price limits.

(m) *Block Trades.* Pursuant to Rule 415(a)(i), the minimum Block Trade quantity for each Narrow Based Stock Index Future shall be 100 contracts, unless otherwise set forth in the Specifications Supplement for that Narrow Based Stock Index Future. If the Block Trade is executed as a spread order, one leg must meet the minimum Block Trade quantity for the particular Narrow Based Stock Index Future and the other leg(s) must have a contract size that is reasonably related to the leg meeting the minimum Block Trade quantity.

No natural person associated with a Trading Privilege Holder or Authorized Trader that has knowledge of a pending Block Trade of such Trading Privilege Holder or Authorized Trader, or a Customer thereof in a Narrow-Based Stock Index Future on the Exchange, may enter an Order or execute a transaction, whether for his or her own account or, if applicable, for the account of a Customer over which he or she has control, for or in the Narrow-Based Stock Index Future to which such Block Trade relates until after (i) such Block Trade has been reported to and published by the Exchange and (ii) any additional time period from time to time prescribed by the Exchange in its block trading procedures or contract specifications has expired.

No natural person associated with a Trading Privilege Holder or Authorized Trader that has knowledge of a pending Block Trade of such Trading Privilege Holder or Authorized Trader, or a Customer thereof in a Narrow-Based Stock Index Future on any other exchange or trading system, may enter an Order or execute a transaction on the Exchange, whether for his or her own account or, if applicable, for the account of a Customer over which he or she has control, for any Narrow-Based Stock Index Future which has the same underlying index as the contract to which such block trade relates until after (i) such block trade is reported and published in accordance with the rules, procedures or contract specifications of such exchange or trading system and (ii) any additional time period prescribed by the Exchange in its block trading procedures or contract specifications has expired.

(n) *No-Bust Range.* Pursuant to Rule 416, the Exchange error trade policy may only be invoked for a trade price that is greater than 10% on either side of the market price of the applicable Narrow-Based Stock Index Future. In accordance with Policy and Procedure III, the Help Desk will determine what the true market price for the relevant Contract was immediately before the potential error trade occurred. In making that determination, the Help Desk may consider all relevant factors, including the last trade price for such Contract, a better bid or offer price, a more recent price in a different contract month and the prices of related contracts trading in other markets.

(o) *Pre-execution Discussions.* The Order Exposure Period under Policy and Procedure IV before an Order may be entered to take the other side of another Order with respect to which there has been pre-execution discussions is five seconds after the first Order was entered into the CBOE System.

Amended March 6, 2008 (08-01); June 3, 2009 (09-13); February 21, 2013 (07-13).

1903. Delivery

Delivery of the Underlying Securities upon termination of a Narrow-Based Stock Index Future, and payment of the price in respect thereof, shall be made in accordance with the Rules of the Clearing Corporation. As promptly as possible after the receipt of a notice of delivery from the Clearing Corporation with respect to a Narrow-Based Stock Index Future held by a Trading Privilege Holder or Authorized Trader, such Trading Privilege Holder or Authorized Trader shall require such Customer to deposit the Underlying Securities (in the case of a short position) or pay the aggregate price in respect thereof, in full and in cash (in the case of a long position), or in either case, if the transaction is effected in a margin account, to make the required margin deposit in accordance with the applicable regulation of the Federal Reserve Board.

1904. Emergencies, Acts of God and Act of Government

If delivery or acceptance, or any precondition or requirement of either, in respect of any Narrow-Based Stock Index Future is prevented by a strike, fire, accident, act of God, act of government or any other event or circumstance beyond the control of

the parties to such Contract, the seller or buyer of such Contract shall immediately notify the Exchange. If based on such notification, the President, or any individual designated by the President and approved by the Board, determines that an Emergency exists, he or she may take such action in accordance with Rule 418 as he or she may deem necessary under the circumstances, which action shall be binding upon both parties to the Contract in question; *provided* that any action taken in accordance with this sentence shall be reviewed by the Board as soon as practicable under the circumstances, and may be revoked, suspended or modified by the Board.

1905. DPM Provisions

(a) *DPM Appointment.* A Trading Privilege Holder will be appointed to act as a DPM for each Narrow Based Stock Index Future pursuant to Rule 515.

(b) *DPM Participation Right.* The DPM participation right percentage under Rule 406(b)(iii) for each Narrow Based Stock Index Future is 30%.

1906. Form of Specifications Supplement

Supplement No. ____
Title of Narrow-Based Stock Index Future: ______________

Underlying Securities (including numbers of values thereof):	
Weighting Methodology:	
Trading Hours:	
Delivery Months:	
Termination Dates:	
Minimum Price Fluctuation:	$0.01 per Contract
Threshold Width:	
Position Limit:	During the last five trading days, Contracts
Reportable Position:	
Daily Price Limit:	
Minimum Block Trade Quantity:	
Time Period for Reporting Block Trades:	Without delay, but no more than ten minutes after a Block Trade is negotiated
Last Day of Trading:	
Delivery Day:	
Depositary for Underlying Security:	
Other Specifications:	

Adopted July 26, 2005 (05-20).

CHAPTER 20
RADAR LOGIC 28-DAY REAL ESTATE INDEX FUTURES CONTRACT SPECIFICATIONS

2001. Scope of Chapter

This chapter applies to trading in Radar Logic 28-Day Real Estate Index ("RPX") Futures contracts. The procedures for trading, clearing, settlement, and any other matters not specifically covered herein shall be governed by the generally applicable rules of the Exchange. The Exchange may list the following RPX Futures contracts for trading on the Exchange:

Chicago RPX Futures
New York RPX Futures
Los Angeles RPX Futures
Las Vegas RPX Futures
Miami RPX Futures
San Diego RPX Futures
San Francisco RPX Futures
Seattle RPX Futures
Phoenix RPX Futures
Washington DC RPX Futures
Midwest Region RPX Futures
Northeast Region RPX Futures
West Region RPX Futures
South Region RPX Futures
25-Metropolitan Statistical Area RPX Composite Futures

The Exchange first listed RPX Futures contracts for trading on the Exchange on October 27, 2011.

2002. Contract Specifications

(a) *Multiplier*. The contract multiplier for each RPX Future is $10.00. For example, a contract size of one RPX Future would be $2047.60 if the RPX index level were 204.76 (204.76 x $10.00).

(b) *Schedule*. The Exchange may list for trading up to twenty quarterly expirations for each RPX Future. The final settlement date of RPX Futures shall be on the last business day of the contract expiration month. This business day is 63 days following the end of the 28-day calculation period for the expiring contract. For example, a June 2012 RPX Futures settling on June 29, 2012 would be based on the 28 day-calendar period ending April 27, 2012. The following expiration listing convention for RPX Futures will be used:

Contract Expiration Month	28-Day Calendar Period Ending
March	January
June	April
September	July
December	October

If the Exchange is closed on the final settlement date because of an Exchange holiday, the final settlement date for the expiring contract will be the immediately preceding business day.

The trading days for RPX Futures are any Business Days the Exchange is open for trading.

The trading hours for RPX Futures are from 8:30 a.m. to 3:00 p.m. Chicago time.

(c) *Minimum Increments.* Except as provided in the following sentence, the minimum fluctuation of each RPX Future is 0.05 index points, which has a value of $0.50.

The individual legs and net prices of spread trades in each RPX Futures may be in increments of 0.01 index points, which has a value of $0.01.

(d) *Position Limits.* RPX Futures are subject to position limits under Rule 412.

A person may not own or control more than 50,000 contracts net long or net short in each RPX Future combined.

For the purposes of this rule, the positions of all accounts directly or indirectly owned or controlled by a person or persons, and the positions of all accounts of a person or persons acting pursuant to an expressed or implied agreement or understanding shall be cumulated.

The foregoing position limits shall not apply to positions that are subject to a position limit exemption meeting the requirements of Commission Regulations and Exchange Rules.

(e) *Termination of Trading.* Trading of RPX Futures terminates on the business day immediately preceding the final settlement date of the expiring RPX Future. When the regularly scheduled last trading day for an expiring RPX Future falls on an Exchange holiday, the last trading day will be the day immediately preceding the last regularly scheduled trading day.

(f) *Contract Modifications.* Specifications are fixed as of the first day of trading of a contract. If any U.S. government agency or body issues an order, ruling, directive or law that conflicts with the requirements of these rules, such order, ruling, directive or law shall be construed to take precedence and become part of these rules, and all open and new contracts shall be subject to such government orders.

(g) *Execution Priorities.* Pursuant to Rule 406(a)(i), the base allocation method of price-time priority shall apply to trading in RPX Futures. Pursuant to Rule 406(b)(iii), a DPM trade participation right priority shall overlay the price-time priority base allocation method.

(h) *Crossing Two or More Original Orders.* The eligible size for an original Order that may be entered for a cross trade with one or more other original Orders pursuant to Rule 407 is one Contract. The Trading Privilege Holder or Authorized Trader, as applicable, must expose to the market for at least five seconds under Rule 407(a) at least one of the original Orders that it intends to cross.

(i) *Price Limits and Circuit Breaker Halts.* Pursuant to Rule 413, RPX Futures are not subject to price limits.

Prior to the date on which market-wide trading halt provisions corresponding to the provisions of Rule 417A become effective on national securities exchanges, trading in RPX Futures shall be halted whenever a market-wide trading halt commonly known as a circuit breaker is in effect on the New York Stock Exchange in response to extraordinary market conditions. On and after that date, trading in RPX Futures shall be halted pursuant to Rule 417A if there is a Level 1, 2 or 3 Market Decline.

(j) *Exchange of Contract for Related Position.* Exchange of Contract for Related Position transactions, as set forth in Rule 414, may be entered into with respect to RPX Futures. Any Exchange of Contract for Related Position transaction must satisfy the requirements of Rule 414.

The minimum price increment for an Exchange of Contract for Related Position involving RPX Futures is 0.01 index points.

(k) *Block Trades.* Pursuant to Rule 415(a)(i), the minimum Block Trade quantity for RPX Futures is 200 contracts if there is only one leg involved in the trade. If the Block Trade is executed as a spread order, one leg must meet the minimum Block Trade quantity for RPX futures and the other leg(s) must have a contract size that is reasonably related to the leg meeting the minimum Block Trade quantity. If the Block Trade is executed as a transaction with legs in multiple contract months and all legs of the Block Trade are exclusively for the purchase or exclusively for the sale of RPX Futures (a "strip"), the minimum Block Trade quantity for the strip is 300 contracts and each leg of the strip is required to have a minimum size of 100 contracts.

The minimum price increment for a Block Trade in RPX Futures contract is 0.01 index points.

(l) *No Bust Range.* Pursuant to Rule 416, the Exchange error trade policy may only be invoked for a trade price that is greater than 10% on either side of the market price of the applicable RPX Futures. In accordance with Policy and Procedure III, the Help Desk will determine what the true market price for the relevant Contract was immediately before the potential error trade occurred. In making that determination, the Help Desk may consider all relevant factors, including the last trade price for such Contract, a better bid or offer price, a more

recent price in a different contract month, and the prices of related contracts trading on the Exchange or other markets.

(m) *Pre-execution Discussions. Pre-execution Discussions.* The Order Exposure Period under Policy and Procedure IV before an Order may be entered to take the other side of another Order with respect to which there has been pre-execution discussions is five seconds after the first Order was entered into the CBOE System.

(n) *Reportable Position.* Pursuant to Commission Regulation §15.03 and Commission Regulation Part 17, the position level that is required to be reported to the Commission is any open position in RPX Futures at the close of trading on any trading day equal to or in excess of 25 contracts on either side of the market.

(o) *Threshold Widths.* For purposes of Policy and Procedure I and Policy and Procedure II, the Threshold Widths for RPX Futures contract are as follows:

RPX Index Level	**Threshold Width**
0 - 150.00	15
150.01 - 250.00	25
250.01 - 350.00	35
350.01 - 500.00	50
500.01+	75

The minimum size of bids and offers that establish a Threshold Width is one contract.

(p) *Daily Settlement Price.* The daily settlement price for each RPX Futures contract will be the average of the final bid and final offer for the RPX Futures contract at the close of trading, subject to the following. If the average of the final bid and final offer is not at a minimum increment for the RPX Futures contract, the daily settlement price shall be the average of the final bid and final offer rounded up to the nearest minimum increment. If there is no bid or offer at the close of trading, the Exchange may in its sole discretion establish a daily settlement price that it deems to be a fair and reasonable reflection of the market.

(q) *Trade at Settlement Transactions.* Trade at Settlement ("TAS") transactions are not permitted in RPX Futures.

(r) *Default Pre-Trade Order Size Limit.* The default maximum pre-trade order size limit for RPX Futures that will apply if a Clearing Member does not set a different limit in accordance with Rule 513A(a) is 5,000 contracts.

(s) *Price Reasonability Checks.* Pursuant to and as further described in Rule 513A(b), the CBOE System shall in a manner determined by the Exchange reject (i) any buy order with a limit price in an RPX Futures contract if the limit price upon receipt of the order by the CBOE System is more than a designated amount above the prevailing best offer in that contract and (ii) any sell order with a limit

price in an RPX futures contract if the limit price upon receipt of the order by the CBOE System is more than a designated amount below the prevailing best bid in that contract. The designated amounts for the price reasonability checks referenced in the preceding sentence are as follows:

Price Range	Designated Amount
0 - 150.00	15
150.01 - 250.00	25
250.01 - 350.00	35
350.01 - 500.00	50
500.01+	75

Amended November 4, 2011 (11-23); November 25, 2011 (11-24); October 17, 2012 (12-26); February 4, 2013 (13-04); February 21, 2013 (13-07).

2003. Settlement

Settlement of RPX Futures will result in the delivery of a cash settlement amount on the business day immediately following the settlement date. The cash settlement amount on the final settlement date shall be the final mark to market amount against the final settlement price of the RPX Future multiplied by $10.00. The final settlement price of RPX Futures will be rounded to the nearest $0.01.

Clearing Members holding open positions in RPX Futures at the termination of trading in that Contract shall make payment to or receive payment from the Clearing Corporation in accordance with normal variation and performance bond procedures based on the final settlement amount.

If the settlement value is not available or the normal settlement procedure cannot be utilized due to a trading disruption or other unusual circumstance, the settlement value will be determined in accordance with the Rules and By-Laws of The Options Clearing Corporation.

2004. DPM Provisions

(a) *DPM Appointment.* A Trading Privilege Holder will be appointed to act as a DPM for RPX futures contracts pursuant to Rule 515.

(b) *DPM Participation Right.* The DPM participation right percentage under Rule 406(b)(iii) for RPX futures contracts is 30%.

Adopted July 6, 2007 (07-06); Amended October 11, 2007 (07-11); December 21, 2007 (07-14); March 6, 2008 (08-01); January 12, 2009 (09-01). Deleted February 18, 2009 (08-09). Re-adopted October 27, 2011 (11-020).

CHAPTER 21
RESERVED

Adopted July 8, 2005 (05-21). Amended February 17, 2006 (06-02); February 24, 2006 (06-04). Deleted July 3, 2006 (06-10).

CHAPTER 22
RESERVED

Adopted October 28, 2005 (05-29). Amended February 24, 2006 (06-04); July 5, 2006 (06-11). Deleted October 31, 2006 (06-17).

CHAPTER 23
S&P 500 VARIANCE FUTURES
CONTRACT SPECIFICATIONS

2301. Scope of Chapter

This chapter applies to trading in S&P 500 Variance futures contracts. The procedures for trading, clearing, settlement, and any other matters not specifically covered herein shall be governed by the generally applicable rules of the Exchange. The S&P 500 Variance futures contract was first listed for trading on the Exchange on September 27, 2012.

2302. Contract Specifications

(a) *Multiplier.* The contract multiplier for the S&P 500 Variance futures contract is $1.

(b) *Schedule.* The Exchange may list contract months for S&P 500 Variance futures that correspond to the listed contract months for options on the S&P 500 Composite Stock Price Index listed and traded on CBOE.

The final settlement date for an S&P 500 Variance futures contract shall be on the third Friday of the expiring futures contract month. If the third Friday of the expiring month is a CFE holiday, the Final Settlement Date for the expiring contract shall be the CFE business day immediately preceding the third Friday.

The trading days for S&P 500 Variance futures contracts shall be the same trading days of options on the S&P 500 Composite Stock Price Index, as those days are determined by CBOE.

The trading hours for the S&P 500 Variance futures contract are from 8:30 a.m. Chicago time to 3:15 p.m. Chicago time.

(c) *Minimum Increments and Minimum Quote and Order Sizes.* The minimum fluctuation of the S&P 500 Variance futures contract is 0.05 volatility index points.

The minimum quote size and the minimum order size for the S&P 500 Variance futures contract is 1,000 vega notional and all quotes and orders must be in multiples of 1,000 vega notional.

The sizes of quotes, Orders and trades in S&P 500 Variance futures are expressed and displayed in notional equivalent units of 1,000 vega notional. For example, a quote, Order or trade size of 1 has a size of 1,000 vega notional, and a quote, Order or trade size of 3 has a size of 3,000 vega notional. Quote, Order and trade expression and display in notional equivalent units of 1,000 applies to all trading in S&P 500 Variance futures, including Block Trades and Exchange of Contract for Related Position transactions.

(d) *Position Limits*. S&P 500 Variance futures are subject to position limits under Rule 412.

A person may not own or control contracts exceeding 125,000 units of variance notional net long or net short in all contract months of an S&P 500 Variance futures contract combined.

For the purposes of this rule, the positions of all accounts directly or indirectly owned or controlled by a person or persons, and the positions of all accounts of a person or persons acting pursuant to an expressed or implied agreement or understanding shall be cumulated.

The foregoing position limit shall not apply to positions that are subject to a position limit exemption meeting the requirements of Commission Regulations and CFE Rules.

(e) *Termination of Trading*. Trading in S&P 500 Variance futures contracts terminates on the business day immediately preceding the final settlement date of the S&P 500 Variance futures contract for the relevant spot month. When the last trading day is moved because of a CFE holiday, the last trading day for an expiring S&P 500 Variance futures contract will be the day immediately preceding the last regularly-scheduled trading day.

(f) *Contract Modifications*. Specifications are fixed as of the first day of trading of a contract. If any U.S. government agency or body issues an order, ruling, directive or law that conflicts with the requirements of these rules, such order, ruling, directive or law shall be construed to take precedence and become part of these rules, and all open and new contracts shall be subject to such government orders.

(g) *Execution Priorities*. Pursuant to Rule 406(a)(i), the base allocation method of price-time priority shall apply to trading in S&P 500 Variance futures contracts. A Lead Market Maker trade participation right priority shall overly the price-time priority base allocation method as provided in Policy and Procedure XI.

(h) *Crossing Two or More Original Orders*. The eligible size for an original Order that may be entered for a cross trade with one or more other original Orders pursuant to Rule 407 is a Contract amount equal to 1,000 vega notional. The Trading Privilege Holder or Authorized Trader, as applicable, must expose to the market for at least five seconds under Rule 407(a) at least one of the original Orders that it intends to cross.

(i) *Price Limits and Circuit Breaker Halts*. Pursuant to Rule 413, S&P 500 Variance futures contracts are not subject to price limits.

Prior to the date on which market-wide trading halt provisions corresponding to the provisions of Rule 417A become effective on national securities exchanges, trading in S&P 500 Variance futures contracts shall be halted whenever a market-

wide trading halt commonly known as a circuit breaker is in effect on the New York Stock Exchange in response to extraordinary market conditions. On and after that date, trading in S&P 500 Variance futures contracts shall be halted pursuant to Rule 417A if there is a Level 1, 2 or 3 Market Decline.

(j) *Exchange of Contract for Related Position.* Exchange of Contract for Related Position transactions, as set forth in Rule 414, may be entered into with respect to S&P 500 Variance futures contracts. Any Exchange of Contract for Related Position transaction must satisfy the requirements of Rule 414 and must be for a minimum order size of 1,000 vega notional.

(k) *Block Trades.* Pursuant to Rule 415(a)(i), the minimum Block Trade quantity for the S&P 500 Variance futures contract is a contract amount equaling 200,000 vega notional if there is only one leg involved in the trade. If the Block Trade is executed as a spread order, one leg must meet the minimum Block Trade quantity for the S&P 500 Variance futures contract and the other leg(s) must have a contract size that is reasonably related to the leg meeting the minimum Block Trade quantity.

(l) *No-Bust Range.* Pursuant to Rule 416 the Exchange error trade policy may only be invoked for: (i) a trade price that is greater than 10% on either side of the market price, quoted in volatility points, of the applicable S&P 500 Variance futures contract (referred to as trade price errors), and (ii) an error as to the value of the calculated realized variance, the value of the discount factor, or the value of the daily interest rate that results in an incorrect converted futures contract price (referred to as standard formula input errors).

In accordance with Policy and Procedure III, for trade price errors, the Help Desk will determine what the true market price for the relevant Contract was immediately before the potential error trade occurred. In making that determination, the Help Desk may consider all relevant factors, including the last trade price for such Contract, a better bid or offer price, a more recent price in a different contract month and the prices of related contracts trading on the Exchange and other markets. In accordance with Policy and Procedure III, for standard formula input errors, the determination of whether an input error occurred is solely within the Help Desk's discretion.

(m) *Pre-execution Discussions.* The Order Exposure Period under Policy and Procedure IV before an Order may be entered to take the other side of another Order with respect to which there has been pre-execution discussions is five seconds after the first Order was entered into the CBOE System.

(n) *Reportable Position.* Pursuant to Commission Regulation §15.03 and Commission Regulation Part 17, the position level that is required to be reported to the Commission is any open position in S&P 500 Variance futures contracts at the close of trading on any trading day equal to or in excess of 25 variance units on either side of the market.

(o) *Threshold Widths.* For purposes of Policy and Procedure I and Policy and Procedure II, the Threshold Widths for the S&P 500 Variance futures contract are as follows:

Price Range in Volatility Points	Threshold Width
1 – 15.00	5.00
15.01 – 25.00	7.50
25.01 – 40.00	10.00
41.01 – 100.00	20.00
101.01 +	50.00

The minimum size of bids and offers that establish a Threshold Width is a contract amount equal to 1,000 vega notional.

(p) *Daily Settlement Price.* The daily settlement price for each S&P 500 Variance futures contract will be the average of the final bid and final offer for the S&P 500 Variance futures contract at the close of trading converted from volatility points to an adjusted futures price, subject to the following. If the average of the final bid and final offer is not at a minimum increment for the S&P 500 Variance futures contract, the daily settlement price shall be the average of the final bid and final offer rounded up to the nearest minimum increment and then converted from volatility points to an adjusted futures price. If there is no bid or offer at the close of trading, the Exchange may in its sole discretion establish a daily settlement price that it deems to be a fair and reasonable reflection of the market.

(q) *Trade at Settlement Transactions.* Trade at Settlement ("TAS") transactions are not permitted in S&P 500 Variance futures.

(r) *Default Pre-Trade Order Size Limit.* The default maximum pre-trade order size limit for S&P 500 Variance futures that will apply if a Clearing Member does not set a different limit in accordance with Rule 513A(a) is 200,000 vega notional.

(s) *Price Reasonability Checks.* Pursuant to and as further described in Rule 513A(b), the CBOE System shall in a manner determined by the Exchange reject (i) any buy order with a limit price in an S&P 500 Variance futures contract if the limit price upon receipt of the order by the CBOE System is more than a designated amount above the prevailing best offer in that contract and (ii) any sell order with a limit price in an S&P 500 Variance futures contract if the limit price upon receipt of the order by the CBOE System is more than a designated amount below the prevailing best bid in that contract. The designated amounts for the price reasonability checks referenced in the preceding sentence are as follows:

Price Range	Designated Amount
0 - 15.00	1.50

Price Range	Designated Amount
15.01 - 25.00	2.50
25.01 - 35.00	3.50
35.01 - 50.00	5.00
50.01+	7.50

Amended October 17, 2012 (12-26); November 6, 2012 (12-27); January 2, 2013 (12-035); January 18, 2013 (12-01); February 4, 2013 (13-04); February 21, 2013 (13-07).

2303. Settlement

Settlement of S&P 500 Variance futures contracts will result in the delivery of a cash settlement amount on the business day immediately following the settlement date. The cash settlement amount on the final settlement date shall be the final mark to market amount against the final settlement price of the S&P 500 Variance futures contract multiplied by $1.00. The final settlement price of the S&P 500 Variance futures contract will be rounded to the nearest $0.0001.

Clearing Members holding open positions in S&P 500 Variance futures contracts at the termination of trading in that Contract shall make payment to or receive payment from the Clearing Corporation in accordance with normal variation and performance bond procedures based on the final settlement amount.

If the settlement value is not available or the normal settlement procedure cannot be utilized due to a trading disruption or other unusual circumstance, the settlement value will be determined in accordance with the Rules and By-Laws of The Clearing Corporation.

Adopted March 24, 2006 (06-05). Amended June 14, 2011 (11-12). Deleted September 27, 2012 (12-18). Readopted September 27, 2012 (12-18).

C47

CBOE Futures Exchange, LLC
Board of Directors

NAME	POSITION
Edward T. Tilley	Chairman
Gilbert Bassett, Jr.	Director
Gina-Marie DeRaimo	Director
Michael Gorham	Director
Israel H. Nelken	Director
Michael Schmanske	Director
Marc Schultz	Director

CBOE Futures Exchange, LLC
Executive Committee

NAME	POSITION
Edward T. Tilly	Chairman
Michael Gorham	Member

CBOE Futures Exchange, LLC
Regulatory Oversight Committee

NAME	POSITION
Michael Gorham	Chairman
Gilbert Bassett, Jr.	Member
Marc Schultz	Member

CBOE Futures Exchange, LLC
Trading Advisory Committee

NAME	POSITION
Jay Caauwe	Chair
Thomas Anderson	Member
Nicholas Cohen	Member
Pierre Dessab	Member
Josh Grant	Member
Pankaj Khandelwal	Member
Charles Krajewski	Member
Nicholas LaMania	Member
Benjamin MacDonald	Member
Jeremy Wien	Member
Jerry McNulty	Member
Dominic Salvino	Member

Lawrence Schulman	Member
Francis Wisniewski	Member

CBOE Futures Exchange, LLC
Officers

NAME	POSITION
Alexandra Albright	Chief Compliance Officer
Jay Caauwe	Managing Director
Karen Christiansen	Chief Regulatory Officer
Alan J. Dean	Treasurer
Richard DuFour	Vice President
Thomas Knorring	VP, Market Data Sales
James Lubin	Senior Managing Director
Joanne Moffic-Silver	General Counsel and Secretary
Michael Mollet	Managing Director
Edward Provost	President
David Reynolds	Chief Accounting Officer

EXHIBIT A

RESTATED ARTICLES OF ASSOCIATION OF CONSOLIDATED TAPE ASSOCIATION

EXHIBIT A

RESTATED ARTICLES OF ASSOCIATION

OF

CONSOLIDATED TAPE ASSOCIATION

ARTICLE I

NAME

The name of the Association created hereby shall be the CONSOLIDATED TAPE ASSOCIATION (CTA).

ARTICLE II

PURPOSES

The CTA shall administer the plan attached hereto as Exhibit A (such plan, as the same may be amended from time to time, is herein referred to as the CTA Plan) in accordance with the provisions of the CTA Plan, which has been executed on behalf of the national securities exchanges and the national securities association listed in Section II of the CTA Plan as Participants and has been filed with and approved by the Securities and Exchange Commission (the SEC) pursuant to the Securities Exchange Act of 1934, as amended, and the rules thereunder. By action taken as provided in Article III hereof and in the CTA Plan, CTA may also amend the CTA Plan from time to time, but only to the extent and subject to the limitations

expressed in the CTA Plan. Each national securities exchange or national securities association which executes these Articles is sometimes referred to herein as a Signatory.

ARTICLE III

THE MEMBERSHIP

Section 1

Each security, the last sale prices of which under the CTA Plan are eligible for inclusion in the consolidated tape to be disseminated over either Network A or Network B (as defined in the CTA Plan), is referred to herein as an Eligible Security.

Each signatory which is also a Participant as defined in the CTA Plan shall appoint one individual to represent such Signatory as a voting member of CTA. By accepting his appointment each such representative shall be deemed thereby to agree to serve as a voting member of CTA in accordance with these Articles and to use his best efforts to administer the CTA Plan in accordance with its provisions.

Section 2

Each Signatory which is also a Participant as defined in the CTA Plan is authorized to name a permanent alternate for the voting member appointed by it and in the absence of such voting member, the alternate so named shall have all of the rights of such voting member at any meeting of CTA. Furthermore, each of such Signatories shall have the right to

designate a substitute for any such alternate in the event the alternate is unable to attend any meeting of CTA and any such substitute shall, at any such meeting, have all of the rights of the alternate for whom he is substituting.

Section 3

Any Signatory other than a Signatory which is also a Participant as defined in the CTA Plan may appoint an individual representative to serve as a non-voting member of CTA. Each such representative shall be entitled to receive notice of all meetings of CTA and to attend and participate in any discussions at any such meeting, but shall not be entitled to vote on any matter.

ARTICLE IV

VOTING

Each voting member of CTA shall have one vote on all matters coming before CTA. A majority of all the voting members of CTA shall be sufficient to constitute a quorum for the transaction of any business at any meeting of CTA and any action taken by the affirmative vote of a majority of all the voting members of CTA shall be deemed to be the action of CTA. Any amendment to the CTA Plan shall be approved and executed as provided in the CTA Plan. Action taken by the voting members of CTA other than at a meeting shall be deemed to be the action of CTA provided it is taken by the affirmative vote of all the

voting members and, if taken by telephone or other communications equipment, such action is confirmed in writing by each such member within one week of the date such action is taken.

ARTICLE V

OFFICERS

Section 1

The officers of CTA shall consist of a Chairman and an Executive Secretary and such other officers, having such duties and responsibilities, as may be deemed appropriate by the voting members.

Section 2

The Chairman of CTA shall be chosen from among the voting members of CTA by the vote of not less than a majority of all such voting members cast at a meeting of CTA. He shall preside at all meetings of CTA and, notwithstanding his selection as Chairman, shall have the right to vote an all matters. The Chairman shall serve for such term as may be designated at the time of his selection, but in no case shall any one term exceed a period of one year.

Section 3

The Executive Secretary of CTA may, but need not be, a member of CTA and shall maintain the records of the CTA, keep minutes of meetings, send notices of meetings and have such

other duties and responsibilities as may be assigned to him by the voting members.

ARTICLE VI

MEETINGS

Section 1

The Chairman may call a meeting of CTA at any time on his own motion.

Section 2

The Executive Secretary of CTA shall call a special meting of the members whenever requested to do so by three or more of the voting members.

Section 3

Notice of a regular meeting of CTA shall be in writing and shall be mailed or delivered to each member at the address designated by him for such purpose at least one week prior to the date of the regular meeting. Notice of a special meeting of CTA shall be given to each member at such address by telephone or telegram at least two days prior to the date of the special meeting. Notwithstanding the provisions of this Section, action can be taken by CTA without a meeting as provided in Article IV hereof.

ARTICLE VII

RULES

Section 1

CTA may adopt and amend such rules from time to time as the voting members deem appropriate consistent with the purposes of CTA as provided in Article II hereof and the CTA Plan.

Section 2

Any rules or stated policies proposed to be adopted by CTA shall be promptly forwarded to all Signatories not less than three weeks prior to adoption, unless in each instance such requirement has been waived by all of the Signatories.

ARTICLE VIII

AMENDMENTS TO ARTICLES OF ASSOCIATION

By written instrument executed by all of the Signatories then entitled to designate voting members of CTA these Articles may be amended in any manner deemed appropriate and consistent with the CTA Plan. CTA may be terminated at any time by written instrument so executed.

No Signatory then entitled to appoint a voting member of CTA may withdraw from CTA except by withdrawing as a Participant from the CTA Plan as provided therein.

ARTICLE IX

COUNTERPARTS

These Articles may be executed by the signatories in any number of counterparts, no one of which need contain the signatures of all signatories. As many such counterparts as shall together contain all such signatures shall constitute one and the same instrument.

IN WITNESS WHEREOF, these Articles of Association have been executed as of the first day of March, 1980 by each of the Signatories hereto.

AMERICAN STOCK EXCHANGE, INC.

Date: , 1980 By________________________________

BOSTON STOCK EXCHANGE, INC.

Date: , 1980 By________________________________

CINCINNATI STOCK EXCHANGE, INC.

Date: , 1980 By________________________________

MIDWEST STOCK EXCHANGE, INC.

Date: , 1980 By________________________________

NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC.

Date: , 1980 By________________________________

NEW YORK STOCK EXCHANGE, INC.

Date: , 1980 By________________________________

PACIFIC STOCK EXCHANGE, INC.

Date: , 1980 By________________________________

PHILADELPHIA STOCK EXCHANGE, INC.

Date: , 1980 By________________________________

CHICAGO BOARD OPTIONS EXCHANGE INC.

Date: August 14, 1990 By________________________________

COMPOSITE AS OF JULY 1, 2012

CTA PLAN

SECOND RESTATEMENT OF PLAN

SUBMITTED TO

THE SECURITIES AND EXCHANGE COMMISSION

PURSUANT TO RULE 11Aa3-1 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

May, 1974

As Restated March, 1980
and December, 1995

TABLE OF CONTENTS

CTA Plan (Second Restatement)

Section | Page

Exhibits

SECOND RESTATEMENT OF PLAN SUBMITTED TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 11Aa3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

The undersigned hereby submit to the Securities and Exchange Commission (the "SEC") the following amendment to and restatement of the "CTA Plan", that is, the plan (1) that certain of the Participants filed for the dissemination on a current and continuous basis of last sale prices of transactions in Eligible Securities and related information in order to comply with Rule 11Aa3-1 (previously designated as Rule 17a-15) under the Securities Exchange Act of 1934 (the "Act") and (2) that the SEC declared effective as of May 17, 1974, pursuant to Section 11A(a)(3)(B) of the Act, as that plan has been heretofore restated and amended.

I. Definitions.

(a) "Act" means the Securities Exchange Act of 1934, as from time to time amended.

(b) "Consolidated Tape Association" ("CTA") means the committee of representatives of the Participants described in Section IV hereof.

(c) "CTA Network A" refers to the System as utilized to make available "CTA Network A information" (that is, last sale price information relating to Network A Eligible Securities).

(d) "CTA Network B" refers to the System as utilized to make available "CTA Network B information" (that is, last sale price information relating to Network B Eligible Securities).

(e) A "CTA network's information" means either CTA Network A information or CTA Network B information.

(f) A "CTA network's Participants" means either the Participants that report CTA Network A information (the "Network A Participants") or the Participants that report CTA Network B information (the "Network B Participants").

(g) "CTA Plan" means the plan set forth in this instrument, as filed with the SEC in accordance with a predecessor to Rule 608 of Regulation NMS under the Act, as approved by the SEC and declared effective as of May 17, 1974,

and as from time to time amended in accordance with the provisions thereof.

(h) "Eligible Security" - See Section VII.

(i) "Exchange" means a securities exchange that is registered as a national securities exchange under Section 6 of the Act.

(j) "High speed line" means the high speed data transmission facility in its employment as a vehicle for making available last sale price information to vendors and other persons on a current basis, regardless of any delay in the dissemination of that information over the Network A ticker or the Network B ticker, as described in Section VI(b) hereof.

(k) "Interrogation device" means any terminal or other device, including, without limitation, any computer, data processing equipment, communications equipment, cathode ray tube, monitor or audio voice response equipment, technically enabled to display, transmit or otherwise communicate, upon inquiry, transaction reports or last sale price information in visual, audible or other comprehensible form.

(l) "Interrogation service" means any service that permits securities information retrieval by means of an interrogation device.

(m) "Last sale price information" means (i) the last sale prices reflecting completed transactions in Eligible

Securities, (ii) the volume and other information related to those transactions, (iii) the identifier of the Participant furnishing the prices and (iv) other related information.

(n) "Listed equity security" means any equity security that is registered for trading on an exchange Participant.

(o) "Market minder" means any service provided by a vendor on an interrogation device or other display which (i) permits monitoring, on a dynamic basis, of transaction reports or last sale price information with respect to a particular security, and (ii) displays the most recent transaction report or last sale price information with respect to that security until such report or information has been superseded or supplemented by the display of a new transaction report or new last sale price information reflecting the next reported transaction in that security.

(p) "Network A Eligible Securities" means Eligible Securities listed on NYSE.

(q) "Network B Eligible Securities" means Eligible Securities listed on the AMEX, BATS, BATS Y, BSE, CBOE, CHX, EDGA, EDGX, ISE, NSX, NYSE Arca, PHLX or on any other exchange other than Nasdaq, but not also listed on NYSE. For the purposes of this section 1(q), the term "listed" shall include Eligible Securities that an exchange Participant trades pursuant

to the unlisted trading privileges granted by section 12(f)(1)(F) of the Act.

(r) "Network A ticker" refers to the low speed 900-character per minute ticker facility that carries last sale price information in respect of Network A Eligible Securities.

(s) "Network B ticker" refers to the low speed 900-character per minute ticker facility that carries last sale price information in respect of Network B Eligible Securities.

(t) A "network's administrator" means (a) in respect of CTA Network A, NYSE and (b) in respect to CTA Network B, AMEX or, as to those CTA Network B functions that NYSE performs in place of AMEX pursuant to Section IX(f), NYSE.

(u) "Other reporting party" - See Section III(d).

(v) "Participant" means a party to this CTA Plan with respect to which such plan has become effective pursuant to Section XIV(d) hereof.

(w) "Person" means a natural person or proprietorship, or a corporation, partnership or other organization

(x) "Processor" means the organization designated as recipient and processor of last sale price information furnished by Participants pursuant to this CTA Plan, as Section V describes.

(y) "Rule" means Rule 601 of Regulation NMS (previously designated as Rule 11Aa3-1 and, before that, as 17a-15, and as from time to time amended) under the Act.

(z) "Subscriber" means a recipient of a ticker display service, interrogation service, market minder service, or other service involving a CTA network's last sale price information.

(aa) "System" means the "Consolidated Tape System"; that is, the legal, operational and administrative framework created by, and pursuant to, this CTA Plan for the making available of last sale price information, and the use of that information, as described in Section IX hereof.

(bb) "Ticker display" means a continuous moving display of transaction reports or last sale price information (other than a market minder) provided on an interrogation or other display device.

(cc) "Transaction report" means a report containing the last sale price information associated with the purchase or sale of a security.

(dd) "Vendor" means any person engaged in the business of disseminating transaction reports or last sale price information with respect to transactions in listed equity securities to brokers, dealers, investors or other persons, whether through an electronic communications network, ticker

display, interrogation device, or other service involving last sale price information.

II. Purpose of this CTA Plan. The purpose of this CTA Plan is to enable the Participants, through joint procedures as provided in paragraph (a) of Rule 608 of Regulation NMS under the Act, to comply with the requirements of the Rule.

III. Parties.

(a) List of parties The parties to this CTA Plan are as follows:

> BATS Exchange, Inc. ("BATS"), registered as a national securities exchange under the Act and having its principal place of business at 8050 Marshall Drive, Ste. 120, Lenexa, KS 66214
>
> BATS Y-Exchange, Inc. ("BATS Y"), registered as a national securities exchange under the Act and having its principal place of business at 8050 Marshall Drive, Ste. 120, Lenexa, KS 66214
>
> Chicago Board Options Exchange, Incorporated ("CBOE"), registered as a national securities exchange under the Act and having its principal place of business at LaSalle at Van Buren, Chicago, Illinois 60605.
>
> Chicago Stock Exchange, Inc. ("CHX"), registered as a national securities exchange under the Act and having its principal place of business at 400 South LaSalle Street, Chicago, Illinois 60605
>
> EDGA Exchange, Inc. ("EDGA"), registered as a national securities exchange under the Act and having its principal place of business at 545 Washington Boulevard, Sixth Floor, Jersey City, New Jersey 07310
>
> EDGX Exchange, Inc. ("EDGX"), registered as a national securities exchange under the Act and having its principal place of business at 545 Washington Boulevard, Sixth Floor, Jersey City, New Jersey 07310
>
> Financial Industry Regulatory Authority, Inc. ("FINRA"), registered as a national securities association under the Act and having its principal place of business at 1735 K Street, N.W., Washington, D.C. 20006
>
> International Securities Exchange, LLC ("ISE"), registered as a national securities exchange under the

Act and having its principal place of business at 60 Broad Street, New York, New York 10004.

NASDAQ OMX BX, Inc. ("BSE"), registered as a national securities exchange under the Act and having its principal place of business at One Liberty Plaza, New York, New York 10006

NASDAQ OMX PHLX, Inc. ("PHLX"), registered as a national securities exchange under the Act and having its principal place of business at 1900 Market Street, Philadelphia, Pennsylvania 19103

Nasdaq Stock Market LLC ("Nasdaq"), registered as a national securities exchange under the Act and having its principal place of business at 1 Liberty Plaza, 165 Broadway, New York, New York 10006.

National Stock Exchange, Inc. ("NSX"), registered as a national securities exchange under the Act and having its principal place of business at 440 South LaSalle Street, Chicago, Illinois 60605

New York Stock Exchange LLC ("NYSE"), registered as a national securities exchange under the Act and having its principal place of business at 11 Wall Street, New York, New York 10005

NYSE Amex, Inc. ("AMEX"), registered as a national securities exchange under the Act and having its principal place of business at 11 Wall Street, New York, New York 10005

NYSE Arca, Inc. ("NYSE Arca"), registered as a national securities exchange under the Act and having its principal place of business at 100 South Wacker Drive, Chicago, Illinois 60606

(b) Participants. By subscribing to this CTA Plan and submitting it for filing with the SEC, each of the Participants agrees to comply to the best of its ability with the provisions of this CTA Plan.

(c) Procedure for Participant entry.

(1) In General. The Participants agree that any other exchange, or any national securities association registered under the Act, may become a Participant by:

A. subscribing to, and submitting for filing with the SEC, this CTA Plan;

B. executing all applicable contracts made pursuant to this CTA Plan, or otherwise necessary to its participation;

C. paying the applicable "Participation Fee"; and

D. paying "provisioning costs" to the Processor.

Any such new Participant shall be subject to all resolutions, decisions and actions properly made or taken pursuant to this CTA Plan prior to its becoming a Participant.

(2) "Participation Fee". In determining the amount of the Participation Fee to be paid by any new Participant, the Participants shall consider one or both of the following:

- the portion of costs previously paid by CTA for the development, expansion and maintenance of CTA's facilities which, under generally accepted accounting principles, could have been treated as capital expenditures and, if so treated, would have been amortized over the five years preceding the admission

of the new Participant (and for this purpose all such capital expenditures shall be deemed to have a five-year amortizable life); and

- previous Participation Fees paid by other new Participants.

The Participation Fee shall be paid to the Participants in this CTA Plan and the "Participants" in the CQ Plan. A single Participation Fee allows the new Participant to participate in both Plans. If a new Participant does not agree with the calculation of the "Participation Fee," it may subject the calculation to review by the Commission pursuant to section 11A(b)(5) of the Act.

(3) "Provisioning Costs". "Provisioning costs" shall include:

- the costs that the Processor incurs to modify the CTS and CQS systems to accommodate the new Participant; and
- the Processor's "additional capacity costs."

The Processor's "additional capacity costs" means the additional costs that the Processor incurs to satisfy the new Participant's request for CTS or CQS systems capacity. It is understood that the Processor would not incur "additional capacity costs" to make available to the new Participant any uncommitted, excess capacity that resides in the systems at the time the new Participant enters the Plan, but would incur "additional capacity costs" to expand the

total capacity of either one or both of the CTS and CQS systems in order to accommodate the requested demand of the new Participant. The new Participant shall pay all "provisioning costs" to the Processor pursuant to such terms and conditions as to which the Processor and the new Participant may agree.

(d) Other reporting parties. The Participants agree that any other exchange and any broker or dealer required to file a plan with the SEC pursuant to the Rule (hereinafter referred to collectively as "other reporting parties", or individually as an "other reporting party") may provide in such plan that last sale price information relating to transactions in Eligible Securities effected on such exchange or by such broker or dealer may be furnished and disseminated through the facilities and in accordance with and subject to the terms, conditions and procedures of this CTA Plan, provided such other reporting party executes the contract referred to in Section V(c) hereof. In order to best promote the objectives of the Rule, CTA will actively solicit the cooperation of each other reporting party to report its last sale price information relating to transactions in Eligible Securities to the Processor for inclusion on the consolidated tape in accordance with this CTA Plan.

(e) Advisory Committee. (i) Formation. Notwithstanding any other provision of this Plan, an Advisory

Committee to the Plan shall be formed and shall function in accordance with the provisions set forth in this section.

(ii) Composition. Members of the Advisory Committee shall be selected for two-year terms as follows

(A) Advisory Committee Selections. By affirmative vote of a majority of the Participants entitled to vote, CTA shall select at least one representative from each of the following categories to be members of the Advisory Committee:

(1) a broker-dealer with a substantial retail investor customer base;

(2) a broker-dealer with a substantial institutional investor customer base;

(3) an alternative trading system;

(4) a data vendor; and

(5) an investor.

(B) Participant Selections. Each Participant shall have the right to select one member of the Advisory Committee. A Participant shall not select any person employed by or affiliated with any Participant or its affiliates or facilities.

(iii) Function. Members of the Advisory Committee shall have the right to submit their views to CTA on Plan matters, prior to a decision by CTA on such matters. Such

matters shall include, but not be limited to, any new or modified product, fee, contract, or pilot program that is offered or used pursuant to the Plan.

(iv) Meetings and Information. Members of the Advisory Committee shall have the right to attend all meetings of CTA and to receive any information concerning Plan matters that is distributed to CTA; provided, however, that CTA may meet in executive session if, by affirmative vote of a majority of the Participants entitled to vote, CTA determines that an item of Plan business requires confidential treatment.

IV. Administration of the CTA Plan.

CTA will be primarily a policy-making body as distinguished from one engaged in operations of any kind. CTA, directly or by delegating its functions to individuals, committees established by it from time to time, or others, will administer this CTA Plan and will have the power and exercise the authority conferred upon it by this CTA Plan as described herein. Within the areas of its responsibilities and authority, decisions made or actions taken by CTA pursuant to the Articles will be binding upon each Participant (without prejudice to the rights of such Participant to seek redress in other forums under Section IV(e) below) unless such Participant has withdrawn from this CTA Plan in accordance with Section XIV(a) hereof.

(a) CTA, Articles (Exhibit A). The Consolidated Tape Association ("CTA") has been created for the purpose of administering this CTA Plan. The Articles of Association of CTA (the "Articles") have been executed by each of the Participants and may be signed by any other exchange or national securities association which is not exempt from the provisions of the Rule. The membership of CTA will consist of individual voting members, one appointed by each of the Participants, and an indefinite number of individual non-voting members as provided in the Articles. Except as provided in Section XII(b)(iii) hereof as to charges to be imposed under this CTA Plan, the affirmative

vote of a majority of all the voting members of CTA shall be deemed to be the action of CTA when such action is taken at a meeting of CTA. In addition, action taken by the voting members of CTA other than at a meeting shall be deemed to be the action of CTA provided it is taken by the affirmative vote of all the voting members and, if taken by telephone or other communications equipment, such action is confirmed in writing by each such member within one week of the date such action is taken. (A copy of the Articles without attachments is attached to this CTA Plan as Exhibit A.)

(b) Amendment to CTA Plan. Except as otherwise provided in Section IV(c) or in Section XII(b)(iii) hereof, any proposed change in, addition to, or deletion from this CTA Plan may be effected only by means of an amendment to this CTA Plan which sets forth the change, addition or deletion and either:

(i) is executed by each Participant and approved by the SEC;

(ii) in the case of a "Ministerial Amendment," is submitted by the Chairman of CTA, is the subject of advance notice to the Participants of not less than 48 hours, and is approved by the SEC; or

(iii) otherwise becomes effective pursuant to Section 11A of the Act and Rule 608 of Regulation NMS.

"Ministerial Amendment" means an amendment to the CTA Plan that pertains solely to any one or more of the following:

(1) admitting a new Participant into this CTA Plan;

(2) changing the name or address of a Participant;

(3) incorporating a change that the Commission has implemented by rule and that requires no conforming language to the text of this CTA Plan (e.g., the Commission rule establishing the Advisory Committee);

(4) incorporating a change (i) that the Commission has implemented by rule, (ii) that requires conforming language to the text of this CTA Plan (e.g., the Commission rule amending the revenue allocation formula), and (iii) that a majority of all Participants has voted to approve;

(5) incorporating a purely technical change, such as correcting an error or an inaccurate reference to a statutory provision or Commission rule, or removing language that has become obsolete (e.g., language regarding ITS).

(c) Amendment under Section VI(d), VI(e). CTA, by action taken as provided in Section IV(a) above and in the Articles, shall have the authority to formulate and file with the SEC from time to time on behalf of all Participants an

amendment to this CTA Plan with respect to any matter set forth in Section VI(d) or Section VI(e) hereof.

(d) Authority of CTA. In its administration of this CTA Plan, CTA shall have the authority to develop procedures and make the administrative decisions necessary to facilitate the operation of the System in accordance with the provisions of this CTA Plan and to monitor compliance therewith.

(e) Participant rights. No action or inaction by CTA shall prejudice any Participant's right to present its views to the SEC or any other person with respect to any matter relating to this CTA Plan or to seek to enforce its views in any other forum it deems appropriate.

V. The Processor.

(a) SIAC, charter. The Securities Industry Automation Corporation ("SIAC") has been engaged to serve as the Processor of last sale price information reported to it for inclusion in the consolidated tape. The Processor performs those services in accordance with the provisions of this CTA Plan and subject to the administrative oversight of CTA.

(b) Functions of the Processor. The primary functions of the Processor are:

(i) to operate and maintain computer and communications facilities for the receipt, processing, validating and dissemination of last sale price information in accordance with the provisions of this CTA Plan and subject to the oversight of CTA;

(ii) to maintain and publish technical specifications for the reporting of last sale price information from the Participants to the Processor;

(iii) to maintain and publish technical specifications for the dissemination of last sale price information over the high speed line facilities, the Network A

ticker and the Network B ticker, as appropriate;

(iv) to maintain a database of last sale price information that the Processor collected from the Participants for use by the Participants and the SEC in monitoring and surveillance functions;

(v) to maintain back-up facilities to reduce the risk of serious interruption in the flow of market information; and

(vi) to provide computer and communications facilities capacity in accordance with the capacity planning process for which the processor contracts (in the forms set forth in Exhibit B) provide.

(c) Processor contracts (Exhibit B). Each Participant and each other reporting party furnishing last sale price information to the Processor for inclusion in the consolidated tape shall enter into a contract with the Processor which, among other things, obligates the reporting party during the life of the contract to furnish its last sale price information with respect to all Eligible Securities to the Processor in a format, and by means of a computer or by other

means, acceptable to CTA and the Processor. A copy of each form of such contract is attached hereto as Exhibit B.

The reporting party shall agree in its contract with the Processor to report last sale price information relating to Eligible Securities to the Processor as promptly after the time of execution as practical and in accordance with Sections VIII and X hereof. Such contracts with the Processor also authorize the Processor to process all last sale price information furnished to it, to validate such information in accordance with Section VI(e) hereof, to sequence reports of last sale prices received on the basis of the time received by the Processor (labeling as late all reports that are so designated when received by it) and to transmit such consolidated information in accordance with this CTA Plan. The contracts between a Participant and the Processor shall contain provisions requiring the Participant to reimburse the Processor for the services that the Processor provides to the Participant. In the case of reporting parties other than the Participants, such contracts also provide that the reporting party is to be bound by the provisions of this CTA Plan and all decisions and directives of CTA in administering this CTA Plan. Each such contract with the Processor will also contain appropriate indemnification provisions indemnifying the Processor and each of the other parties reporting last sale price information to the Processor

with respect to any claim, suit, other proceedings at law or in equity, liability, loss, cost, damage or expense incurred or threatened as a result of the last sale price information furnished to the Processor by the indemnifying party.

The Processor's contracts with Participants and other reporting parties shall by their terms be subject at all times to applicable provisions of the Act, the rules and regulations thereunder and this CTA Plan.

Whenever any Participant ceases to be subject to this CTA Plan or whenever any other reporting party ceases to be subject to a plan filed under the Rule which provides for the reporting of last sale price information to the Processor, the contract between the Processor and such Participant or other reporting party shall terminate.

(d) Review of Processor. CTA shall periodically review (at least every two years or from time to time upon the request of any two Participants, but not more frequently than once each year) whether (1) the Processor has failed to perform its functions in a reasonably acceptable manner in accordance with the provisions of this CTA Plan, (2) its reimbursable expenses have become excessive and are not justified on a cost basis, and (3) the organization then acting as the Processor should continue in such capacity or should be replaced. In making such review, consideration shall be given to such factors

as experience, technological capability, quality and reliability of service, relative costs, back-up facilities and regulatory considerations.

CTA may replace the Processor if it determines that the Processor has failed to perform its functions in a reasonably acceptable manner in accordance with the provisions of this CTA Plan or that the Processor's reimbursable expenses have become excessive and are not justified on the basis of reasonable costs. Replacement of the Processor, other than for cause as provided in the preceding sentence, shall require an amendment to this CTA Plan adopted and filed as provided in Section IV(b) hereof.

(e) Notice to SEC of Processor reviews. The SEC shall be notified of the evaluations and recommendations made pursuant to any of the reviews for which Section V(d) provides, including any minority views, and shall be supplied with a copy of any reports that may be prepared in connection therewith.

VI. Consolidated Tape. (a) Ticker facilities and reporting requirements. For many years prior to this CTA Plan, the NYSE operated leased private wire facilities for the purpose of disseminating on a current and continuous basis last sale price information relating to transactions in securities effected on the NYSE. Similarly, the AMEX operated leased private wire facilities for many years prior to this CTA Plan for the purpose of disseminating on a current and continuous basis last sale price information relating to transactions in securities effected on the AMEX. The consolidated tape was implemented by utilizing such existing wire facilities, modified as required, for the dissemination of all last sale price information relating to transactions in Eligible Securities over the consolidated tape pursuant to the provisions of this CTA Plan as follows:

(i) Network A ticker. All last sale price information reported to the Processor (regardless of the market where the transaction is executed) relating to Network A Eligible Securities shall be disseminated over the Network A ticker.

(ii) Network B ticker. All last sale price information reported to the Processor (regardless of the market where the transaction is executed) relating to

Network B Eligible Securities shall be disseminated over the Network B ticker.

In transmitting consolidated last sale price information over either the Network A ticker or the Network B ticker, the Processor will transmit at a rate of 900 characters per minute (135 Baud) for ticker display purposes. Those transmissions will be made available (A) to the vendors and other persons referred to in Section IX hereof, (B) at the premises of the Processor, or, insofar as the Participants continue to provide wire facilities, to the premises of such vendors and other persons, (C) in the sequence in which the Processor receives the prices, (D) insofar as such prices have not been rejected by the validation process, and (E) subject to applicable tape deletion procedures.

(b) High speed line. In addition to the Network A ticker and the Network B ticker, the Participants have also developed the high speed line. For any purpose approved by CTA, the Processor shall make last sale price information available by means of the high speed line (A) to the vendors and other persons referred to in Section IX hereof, (B) at the premises of the Processor, (C) in the sequence in which it receives the prices, and (D) insofar as such prices have not been rejected by the validation process.

(c) Reporting format and technical specifications. Last sale price information relating to a completed transaction in an Eligible Security reported to the Processor by any Participant or other reporting party shall be in the following format (subject to technical specifications referred to below as from time to time in effect):

- stock symbol of the Eligible Security;
- the number of shares in the transaction;
- price at which the transaction was executed.

Technical specifications describing the reporting formats for both the computer-to-computer and manual reporting of last sale price information to the Processor have been developed by technical representatives of the Participants and the Processor, and have been furnished to the SEC for its information.

(d) Transactions not reported (related messages). The following types of transactions are not to be reported for inclusion on the consolidated tape (although appropriate messages may be printed on the consolidated tape relating to such transactions in accordance with the manual referred to in Section X hereof):

(i) transactions which are a part of a primary distribution by an issuer or of a registered secondary distribution (other than "shelf distributions") or of an unregistered secondary

distribution effected off the floor of an exchange,

(ii) transactions made in reliance on Section 4(2) of the Securities Act of 1933,

(iii) transactions where the buyer and seller have agreed to trade at a price unrelated to the current market for the security; e.g., to enable the seller to make a gift,

(iv) odd-lot transactions,

(v) the acquisition of securities by a broker-dealer as principal in anticipation of making an immediate exchange distribution or exchange offering on an exchange,

(vi) purchases of securities off the floor of an exchange pursuant to a tender offer, and

(vii) purchases or sales of securities effected upon the exercise of an option pursuant to the terms thereof or the exercise of any other right to acquire securities at a pre-established consideration unrelated to the current market.

CTA shall have the authority, with the consent of the SEC, to exclude additional types of transactions from the consolidated tape.

(e) Processor validation & correction procedure. The stock symbol, volume and price of all last sale price information received by the Processor shall be validated by the Processor for proper format. If the format is incorrect such last sale price information will be rejected and the reporting market will be so notified. It shall be the responsibility of the reporting market to correct the format of such last sale price information and again transmit it to the Processor. If the elapsed time between time of execution and time of retransmission to the Processor significantly exceeds the limit specified by CTA pursuant to Section VIII(a) hereof, such last sale price information shall be designated by the reporting market as late. In addition, each Participant and each other reporting party shall validate each last sale price reported by it for "price reasonableness" in accordance with the following procedures:

(i) Price tolerance. CTA shall from time to time establish the price tolerances to be applied in validating last sale prices reported to the Processor.

(ii) Price reasonableness per market. Price reasonableness validation will be measured against (a) the last previous price for such security reported by it, (b) the last previous price for such security reported on the

consolidated tape, or (c) both of the foregoing, as such Participant or other reporting party may determine.

(iii) Price reasonableness override. Each Participant or other reporting party may incorporate in its procedures the capability of overriding or bypassing the price reasonableness validation standard with respect to any particular transaction.

(iv) Price reasonableness validation by the Processor. In addition, the Processor shall perform a price reasonableness validation with respect to each last sale price received by it in accordance with price tolerances established by CTA. Such validation shall be designed only to determine gross errors resulting from faulty transmission of the last sale price from the Participant or other reporting party to the Processor.

(f) Market identifiers. Each such last sale price when made available by means of the high speed line shall be accompanied by the appropriate alphabetic symbol identifying the market of execution; provided, however, that all last sale prices collected by FINRA and reported to the Processor shall, when so made available by the Processor, be accompanied by a distinctive alphabetic symbol distinguishing such last sale prices from those reported by any exchange or other reporting party, and all last sale prices reported by brokers or dealers

required to file a plan with the SEC pursuant to the Rule shall, when so made available by the Processor, be accompanied by a distinctive alphabetic symbol distinguishing such last sale prices from those reported by FINRA or any exchange.

Last sale prices which reflect completed transactions in Eligible Securities and are transmitted by the Processor over the Network A ticker or the Network B ticker for ticker display purposes shall not be accompanied by symbols identifying the markets of execution.

(g) ITS transactions. Any last sale price which reflects a completed transaction in an Eligible Security which occurred during the trading day through the operation of the ITS application described in the "Plan for the Purpose of Creating and Operating an Intermarket Communications Linkage" (the "ITS Plan") as approved by the SEC (any such completed transaction being herein called an "ITS transaction") shall, when made available by the Processor by means of the high speed line, be accompanied by an alphabetic symbol which identifies the market in which the commitment to trade which resulted in the ITS transaction was received and accepted, except that, as soon as practicable, the symbol to be used by the Processor in identifying ITS transactions reported by means of such high speed line shall be an appropriate alphabetic symbol or symbols which identify both the market in which the seller was located

and the market in which the buyer was located at the time of the ITS transaction.

(h) No alphabetical tickers. During the development of this CTA Plan, the Participants discussed the questions of (i) disseminating the consolidated tape for display purposes on two ticker tapes reflecting last sale prices in all Eligible Securities based on an alphabetical listing thereof and (ii) identification of the market of execution when reporting last sale prices on the consolidated tape. These matters have been resolved in accordance with the foregoing provisions of this Section VI. However, CTA shall continue to reexamine such questions periodically, but any changes in the consolidated tape of this nature will require an amendment to this CTA Plan pursuant to Section IV(b) hereof.

VII. Eligible Securities.

(a) Definitions. For the purposes of this CTA Plan, "Eligible Securities" shall mean:

(i) NYSE and AMEX. Any common stock, long-term warrant or preferred stock registered or admitted to unlisted trading privileges on the NYSE or the AMEX on April 30, 1976;

(ii) Other exchanges. Any common stock, long-term warrant or preferred stock registered or admitted to unlisted trading privileges on any other exchange which, on April 30, 1976, substantially met the original listing requirements of the NYSE or the AMEX for such securities;

(iii) New listings. After April 30, 1976, any common stock, long-term warrant or preferred stock which becomes registered on any exchange or is admitted to unlisted trading privileges thereon and which at the time of such registration or at the commencement of such trading substantially meets the original listing requirements of the NYSE or the AMEX for such securities, as the same may be amended from time to time;

(iv) Rights. Any right admitted to trading on an exchange which entitles the holder thereof to purchase or acquire a share or shares of an Eligible Security, provided that both the right and the Eligible Security to the

holders of which the right is granted are admitted to trading on the same exchange.

(b) Definition - common, preferred stock. For the purpose of this Section VII the term "common stock" shall be deemed to include shares of any equity security, however designated, registered or admitted to unlisted trading privileges on an exchange as a common stock, including, without limitation, shares or certificates of beneficial interest in trusts, certificates of deposit for common stock, limited partnership interests and "special stocks". In addition, the term "common stock" shall be deemed to include "American Depository Receipts", "American Depository Shares", "American Shares", or "New York Shares" representing securities of foreign issuers which are considered to be common stocks. For the purposes of this Section VII the term "preferred stock" shall be deemed to include shares of any equity security, however designated, registered or admitted to unlisted trading privileges on an exchange as a preferred stock, whether or not the same may be convertible into another security, including, without limitation, preference stocks, income shares and guaranteed stocks. In addition, the term "preferred stock" shall be deemed to include "American Depository Receipts", "American Depository Shares", "American Shares", or "New York Shares" representing securities of foreign issuers which are

considered to be preferred stocks. For the purpose of this Section VII, a security shall be deemed to be registered on an exchange if it is traded thereon as a security exempted from the operation of Section 12(a) of the Act by the provisions thereof or of any rule or regulation of the SEC thereunder.

(c) Loss of eligibility. A security shall cease to be an Eligible Security whenever, in the case either of a common stock, long-term warrant, right or preferred stock: (i) Such security does not substantially meet the requirements from time to time in effect for continued listing on the NYSE (as to Network A Eligible Securities) or the AMEX (as to Network B Eligible Securities); or (ii) such security has been suspended from trading on any exchange because the issuer thereof is in liquidation, bankruptcy or other similar type proceedings; or (iii) during the immediately preceding twelve-month period less than 25% of the transactions in that security effected in the United States through brokers or dealers have been executed on exchanges (in the aggregate); provided, however, that this standard shall not apply to Eligible Securities which have been listed for less than twelve months nor shall it apply to preferred stocks; or (iv) such security is no longer registered or admitted to trading on any exchange.

(d) Determination of eligibility. It is recognized that the approval of securities for listing on exchanges

involves a substantial element of judgment on the part of exchange officials and that similar judgment is to be applied in determining whether a security should be included on the consolidated tape. The determination as to whether a security substantially meets the criteria set forth in this Section VII for defining Eligible Securities shall be made by the exchange on which such security is registered or admitted to unlisted trading; provided, however, that if such security is registered or admitted to unlisted trading privileges on more than one exchange, then such determination shall be made by the exchange on which the greatest number of the transactions in such security were effected during the previous twelve-month period. If the SEC shall find that any such determination is improper, it may require that such security be deemed not to be an Eligible Security for the purposes of this CTA Plan.

(e) Regional reports on Eligible Securities. Each exchange (other than the NYSE or the AMEX) has furnished CTA and the SEC with appropriate data concerning all securities traded on such exchange which are believed to meet the above requirements for inclusion on the consolidated tape as Eligible Securities. Each exchange (other than the NYSE or the AMEX) shall furnish CTA and the SEC with data concerning securities listed on such exchange which are to be included in the future as Eligible Securities on the consolidated tape. Each exchange

may from time to time be required by CTA to furnish it with data concerning Eligible Securities traded on such exchange.

(f) Exception. Notwithstanding anything to the contrary in this section VII, a security shall not be an "Eligible Security" if:

(i) the security is listed on an exchange Participant other than NYSE or AMEX;

(ii) the security is not also listed on NYSE or AMEX; and

(iii) the listing exchange reports last sale price information relating to the security pursuant to an "other transaction reporting plan."

For the purposes of this section VII(f), an "other transaction reporting plan" refers to a SEC approved "transaction reporting plan" (as the Act uses that term) other than the CTA Plan that provides for the joint dissemination of any security's last sale price information by (A) the exchange that lists that security, (B) FINRA and (C) any other exchange that trades the security pursuant to unlisted trading privileges.

VIII. Collection and Reporting of Last Sale Data.

(a) Responsibility of Exchange Participants. The AMEX, BATS, BATS Y, the BSE, the CBOE, the CHX, EDGA, EDGX, the ISE, Nasdaq, the NSX, the NYSE, NYSE Arca and the PHLX will each collect and report to the Processor all last sale price information to be reported by it relating to transactions in Eligible Securities taking place on its floor. In addition, FINRA shall collect from its members all last sale price information to be included in the consolidated tape relating to transactions in Eligible Securities not taking place on the floor of an exchange and shall report all such last sale price information to the Processor in accordance with the provisions of Section VIII(b) hereof. It will be the responsibility of each Participant and each other reporting party, as defined in Section III(d) hereof, to (i) report all last sale prices relating to transactions in Eligible Securities as promptly as possible, (ii) establish and maintain collection and reporting procedures and facilities such as to assure that under normal conditions not less than 90% of such last sale prices will be reported within that period of time (not in excess of one and one-half minutes) after the time of execution as may be determined by CTA from time to time in light of experience, and (iii) designate as "late" any last sale price not collected and reported in accordance with the above-referenced procedures or

as to which the reporting party has knowledge that the time interval after the time of execution is significantly greater than the time period referred to above. CTA shall seek to reduce the time period for reporting last sale prices to the Processor as conditions warrant.

(b) FINRA responsibility. The FINRA shall develop and adopt rules governing the reporting of last sale price information to be reported by its members to the Processor for inclusion on the consolidated tape. Such rules shall (i) specify FINRA member having responsibility for reporting each particular transaction, (ii) be designed to avoid duplicate reporting of transactions on the consolidated tape, and (iii) specify procedures for determining the price to be reported with respect to each particular transaction.

(c) Description of reporting procedures. Each Participant and each other reporting party has prepared and submitted to CTA (and furnished to the SEC for its information, but not as part of this CTA Plan), a description of the procedures by which it collects and reports to the Processor last sale price information reported by it pursuant to this CTA Plan. Any material revisions to such procedures shall be promptly reported to CTA (and similarly furnished to the SEC).

IX. Receipt and Use of CTA Information.

(a) Requirements for receipt and use of information. Pursuant to fair and reasonable terms and conditions, each CTA network's administrator shall provide for:

(i) the dissemination of each CTA network's information on terms that are not unreasonably discriminatory to vendors, newspapers, Participants, Participant members and member organizations, and other persons over that network's ticker and over the high speed line; and

(ii) the use of that CTA network's information by vendors, subscribers, newspapers, Participants, Participant members and member organizations, and other persons.

Subject to Section XII(b)(iii), each CTA network's Participants shall determine the terms and conditions that apply in respect of a particular manner of receipt or use of that CTA network's last sale price information, including whether the manner of receipt or use shall require the recipients or users to enter into appropriate agreements with the CTA network's administrator. The Participants shall apply those determinations in a reasonably uniform manner, so as to subject all parties that receive or use a CTA network's information in a

particular manner to terms and conditions that are substantially similar.

The Participants in both CTA networks expect that their CTA network's administrator will require the following parties to enter into agreements with the CTA network administrator, acting on behalf of the CTA network's Participants, substantially in the form of Exhibit C (the "Consolidated Vendor Form") or a predecessor form of agreement:

(i) any party that receives a CTA network's information by means of a direct computer-to-computer interface with the Processor;

(ii) vendors and other parties that redisseminate a CTA network's information to others; and

(iii) persons that use a CTA network's information for such purposes as that CTA network's administrator may from time to time identify.

Each CTA network's Participants expect that their CTA network's administrator will require subscribers, and other recipients of last sale price information services, that do not enter into the Consolidated Vendor Form either:

(i) to enter into an agreement with its vendor that contains terms and conditions that run to the benefit of that CTA network's Participants and that are substantially similar to the terms and

conditions set forth in the "Subscriber Addendum", attached as part of Exhibit D; or

(ii) to enter into agreements with the CTA network's administrator, acting on behalf of the CTA network's Participants, substantially in the form of the "Consolidated Subscriber Form", attached as part of Exhibit D, or a predecessor form of agreement.

However, the CTA networks' administrators may determine that a particular manner of receipt or use by any party warrants terms and conditions different from those found in the Consolidated Vendor Form, the Subscriber Addendum or the Consolidated Subscriber Form, or requires no agreement at all.

(b) Approvals of redisseminators and terminations of approvals. All vendors of a CTA network's information and other parties that redisseminate a CTA network's information (collectively, "data redisseminators") shall be required to be approved by that CTA network's administrator. A CTA network's administrator may terminate the approval of a data redisseminator if it determines that circumstances so warrant. All decisions to so terminate an approval must be approved by a majority of that CTA network's Participants. All actions of a CTA network's Participants approving, disapproving or terminating a prior approval of a data redisseminator will be

final and conclusive on all of the CTA network's Participants and other reporting parties, except that any data redisseminator aggrieved by any final decision of a CTA network's Participants may petition the SEC for review of the decision in accordance with the Act and the rules and regulations of the SEC thereunder.

(c) Subscriber terminations. A CTA network's administrator may determine that circumstances warrant directing a data redisseminator to cease providing that CTA network's information to a subscriber. Except as specifically authorized by the CTA network's Participants, the CTA network's administrator shall, after making that determination, refer the matter to the CTA network's Participants for final decision before any action is taken. The CTA network's Participants may direct the data redisseminator to cease providing the CTA network's information to the subscriber if a majority of those Participants determine that (i) such action is necessary or appropriate in the public interest or for the protection of investors, or (ii) the subscriber has breached any agreement required by the CTA network's administrator pursuant to this Section IX. Any person aggrieved by any such final decision of the CTA network's Participants may petition the SEC for review of that decision in accordance with the Act and the rules and regulations of the SEC thereunder.

(d) Contracts subject to Act. The Consolidated Vendor Form, the Subscriber Addendum, the Consolidated Subscriber Form and any other agreement or addendum that a CTA network's administrator requires pursuant to Section IX(a) shall by their terms be subject at all times to applicable provisions of the Act and the rules and regulations thereunder and shall subject vendor services to those provisions, rules and regulations.

(e) Market tests. Notwithstanding the provisions of Section IX(a) regarding the form of, and necessity for, agreements with recipients of last sale price information and the provisions of Section XII regarding the amount and incidence of charges, and the establishment and amendment of charges, a CTA network's administrator, acting with the concurrence of a majority of the CTA network's Participants, may enter into arrangements of limited duration, geography and scope with vendors and other persons for pilot test operations designed to develop, or to permit the development of, new last sale price information services and uses under terms and conditions other than those specified in Sections IX(a) and XII. Without limiting the generality of the foregoing, any such arrangements may dispense with agreements with, and collection of charges from, customers of such vendors or other persons. Any such arrangement shall afford the CTA network's Participants an

opportunity to receive market research obtained from the pilot test operations and/or to participate in the pilot test operations. The CTA network's administrator shall promptly report to CTA and the SEC about the commencement of each such arrangement and, upon its conclusion, any market research obtained from the pilot test operations.

(f) Performance of contract functions. This section IX requires AMEX, as the Network B administrator, to enter into arrangements on behalf of the Network B Participants so as to authorize vendors and other persons to receive and use CTA Network B information for the purposes of assorted services. NYSE shall perform in place of AMEX such of the execution, administration and maintenance functions relating to those arrangements (other than arrangements with subscribers) as NYSE and AMEX may from time to time agree in the interest of administrative efficiency.

X. Format of All Information to Be Shown on Consolidated Tape.

The format of all information to be shown on the consolidated tape is reflected in a manual developed by technical representatives of the Participants and the Processor, and the initial form of such manual was furnished to the SEC for its information, but not as part of this CTA Plan. CTA shall have the authority to review the format of such information and make changes therein from time to time as it deems necessary for the efficient operation of the consolidated tape. Notwithstanding the foregoing, CTA shall not have the authority to change the format of any such information in any manner which is inconsistent with or in derogation of any provision of this CTA Plan. A copy of the aforementioned manual, as amended from time to time, will be made available to the SEC and on request to vendors and other interested parties.

XI. Operational Matters.

(a) Trading halt and suspension procedures. Whenever the listing market for any Eligible Security, in the exercise of its regulatory functions, halts or suspends trading in such Security because such listing market has determined (i) that there are matters relating to such Security or the issuer thereof which have not been adequately disclosed to the public, or (ii) that there are regulatory problems relating to such Security which should be clarified before trading therein is permitted to continue, such listing market shall promptly notify each other Participant which conducts trading in such Security and the Processor, by wire or voice communication, of such halt or suspension and of the reasons therefor. (Any such halt or suspension is hereinafter in this Section XI referred to as a "Regulatory Halt".) During the period of any Regulatory Halt in trading in any Eligible Security by the listing market therefor, the consolidated tape shall not include any reports of last sale prices in such Security but each Participant which continues to conduct trading in such security during the period of the Regulatory Halt shall continue to report to the Processor the last sale prices reflecting transactions in such Security occurring during such period for the purpose of maintaining a record thereof.

Whenever the listing market determines that an adequate publication or disclosure of information has occurred so as to permit the termination of the Regulatory Halt then in effect as to a particular Eligible Security, the listing market shall promptly notify the Processor, who will promptly after such notification include on the consolidated tape any indication of interest, or other message, received by it from the listing market or any other Participant or other reporting party which is an exchange relating to the affected Eligible Security.

The Processor shall again commence to disseminate on a current and continuous basis the last sale price information received by it from any Participant or other reporting party in the affected Eligible Security in accordance with the re-opening procedures applicable to Regulatory Halts set forth in the rules of the Eligible Security's listing market. (See, for example, NYSE Rule 123D ("Openings and Halts in Trading") and AMEX Rule 119 ("Indications, Openings and Reopenings").

In addition to the foregoing, any Regulatory Halt may be terminated by the SEC whenever it determines that such Regulatory Halt is no longer necessary for the maintenance of fair and orderly markets, the public interest or the protection of investors and, upon being notified by the SEC of such determination, the listing market shall notify the Processor to

commence disseminating on a current and continuous basis last sale price information received by it from any Participant or other reporting party after the termination of the Regulatory Halt by the SEC. Participants may communicate by telephone with appropriate staff members of the listing market during the course of a Regulatory Halt in order to determine the rationale for such halt, but all such communications shall be kept in strictest confidence by the parties thereto in light of the sensitive nature of the subject matter discussed.

After the close of the market or at some other appropriate time on the day the Regulatory Halt is initiated, on each day the Regulatory Halt is continued and on the day the Regulatory Halt is terminated, the Processor shall include on the consolidated tape the last sale prices (or a summary thereof) which were reported to it during such day with respect to the Eligible Security which is or was the subject of the Regulatory Halt and which have not been disseminated by the Processor. Such prices shall be preceded by an indication that a Regulatory Halt is, or was, in effect on the listing market and the reason for such halt.

Nothing herein shall be deemed to prevent any Participant which is not the listing market for any particular Eligible Security from halting or suspending trading in such Security for any reason deemed adequate by it and any such

Participant which so halts or suspends trading shall promptly notify each other Participant which conducts trading in such Security, by wire or voice communication, of such halt or suspension and of the reasons therefor.

In addition, each Participant which is not the listing market in any particular Eligible Security shall use its best efforts to notify promptly the listing market for such Security whenever it has knowledge of any matter relating to such Security or the issuer thereof which has not been adequately disclosed to the public or whenever it has knowledge of a regulatory problem relating to such Security which it believes should be brought to the attention of the listing market to assist in determining whether or not trading in such Security in the listing market should be halted or suspended.

Whenever any Participant halts or suspends trading in an Eligible Security traded through the facilities of such Participant because of current market conditions relating to the trading of such Security through the facilities of such Participant, it may notify the Processor and request the Processor to disseminate a message to that effect on the consolidated tape. In such case, the Participant requesting the dissemination of such message shall, if reasonably practicable, notify each of the other Participants which conduct trading in such Security, by wire or voice communication, of such trading

halt or suspension and the reasons therefor. During such trading halt or suspension, the Processor shall continue to include any reports of last sale prices in such Security received from other Participants on the consolidated tape.

For the purposes of this Section XI, the "listing market" for any Eligible Security shall be that exchange Participant on which the Eligible Security is listed. If an Eligible Security is dually listed, "listing market" shall be that exchange Participant on which the Eligible Security was originally listed.

(b) Hours of operation. The Processor shall disseminate last sale price information reported to it relating to Eligible Securities during the hours any Participant which regularly reports to the Processor during the full trading day 51% or more of the last sale prices reported over CTA Network A or CTA Network B is open for trading. In addition, the Processor shall disseminate last sale price information at other times (the "additional period") during which any exchange Participant is open for trading; provided, however, that the Processor shall not disseminate such prices during the additional period unless the Participant or Participants which report prices to the Processor for dissemination during the additional period have agreed to pay all costs and expenses which would not have been incurred in the generation or

dissemination of the consolidated tape had the Processor not disseminated last sale price information reported to it during the additional period, including the cost of operating that portion of the equipment associated with the generation or dissemination of the consolidated tape during the additional period as is utilized for such purpose during such period, such cost to be an allocated portion of the total cost of operating such portion of such equipment during a 22 hour operating day (the total of such costs and expenses being hereinafter referred to as "additional period costs and expenses").

XII. Financial Matters.

(a) Sharing of Income and Expenses. Each CTA network's Participants shall share in the income and expenses associated with the dissemination of that CTA network's information in accordance with the provisions of this Section XII. Except as otherwise indicated, each income, expense and cost item, and each formula therefor described in this Section XII, applies separately to each of the two CTA networks and its respective Participants. The "Annual Payments" to any Participant furnishing a CTA Network's information to the Processor, and the "Gross Income" and "Operating Expenses" for each CTA network (as defined in subsections (b) and (c), respectively, of this Section XII), shall be determined for each calendar year and shall be determined as of the end of each such calendar year.

(i) Annual Payments. As to each CTA network and notwithstanding any other provision of this Plan, each Participant eligible to receive distributable "Net Income" under the Plan shall receive an annual payment (an "Annual Payment") for each calendar year that is equal to the sum of the Participant's Trading Shares and Quoting Shares, as defined below, in each Eligible Security for the calendar year.

(ii) Security Income Allocation. The Security Income Allocation for an Eligible Security shall be determined

by multiplying (i) the "Net Income" of this CTA Plan for the calendar year by (ii) the Volume Percentage for such Eligible Security (the "initial allocation"), and then adding or subtracting any amounts specified in the reallocation set forth below. The Volume Percentage for an Eligible Security shall be determined by dividing (A) the square root of the dollar volume of transaction reports disseminated by the Processor in such Eligible Security during the calendar year by (B) the sum of the square roots of the dollar volume of transaction reports disseminated by the Processor in each Eligible Security during the calendar year. If the initial allocation of Net Income in accordance with the Volume Percentage of an Eligible Security equals an amount greater than $4.00 multiplied by the total number of qualified transaction reports in such Eligible Security during the calendar year, the excess amount shall be subtracted from the initial allocation for such Eligible Security and reallocated among all Eligible Securities in direct proportion to the dollar volume of transaction reports disseminated by the Processor in Eligible Securities during the calendar year. A transaction report with a dollar volume of $5000 or more shall constitute one qualified transaction report. A transaction report with a dollar volume of less than $5000 shall constitute a fraction of a qualified transaction report

that equals the dollar volume of the transaction report divided by $5000.

(iii) Trading Share. The Trading Share of a Participant in an Eligible Security shall be determined by multiplying (i) an amount equal to fifty percent of the Security Income Allocation for the Eligible Security by (ii) the Participant's Trade Rating in the Eligible Security. A Participant's Trade Rating in an Eligible Security shall be determined by taking the average of (A) the Participant's percentage of the total dollar volume of transaction reports disseminated by the Processor in the Eligible Security during the calendar year, and (B) the Participant's percentage of the total number of qualified transaction reports disseminated by the Processor in the Eligible Security during the calendar year. However, if a CTA network's Participant has entered into a contractual relationship that grants to the Participant the exclusive right to trade an Eligible Security, or the discretion to determine which other of the CTA network's Participants may trade the Eligible Security, the transaction reports to which the previous sentence refers shall not include in the calculation of the Trade Rating transaction reports relating to the Eligible Security. For the purpose of determining Trade Ratings, any transaction report of any of a CTA network's Eligible Securities that the Processor disseminates by means of

the high speed line, which price is accompanied by a market identifier signifying that such transaction report relates to a completed ITS transaction, shall be deemed to have been reported to the Processor by the Participant which supplied the sell side of such transaction.

(iv) Quoting Share. The Quoting Share of a Participant in an Eligible Security shall be determined by multiplying (A) an amount equal to fifty percent of the Security Income Allocation for the Eligible Security by (B) the Participant's Quote Rating in the Eligible Security. A Participant's Quote Rating in an Eligible Security shall be determined by dividing (A) the sum of the Quote Credits earned by the Participant in such Eligible Security during the calendar year by (B) the sum of the Quote Credits earned by all Participants in such Eligible Security during the calendar year. A Participant shall earn one Quote Credit for each second of time (with a minimum of one full second) multiplied by dollar value of size that an automated best bid (offer) transmitted by the Participant to the Processor during regular trading hours is equal to the price of the national best bid (offer) in the Eligible Security and does not lock or cross a previously displayed automated quotation. An automated bid (offer) shall have the meaning specified in Rule 600 of Regulation NMS of the Act for an "automated quotation." The dollar value of size of a

quote shall be determined by multiplying the price of a quote by its size.

(v) Net Income. Each CTA network's Operating Expenses attributable to any calendar year (as defined in Section XII(c)) shall be deducted from that CTA network's Gross Income attributable to that calendar year (as defined in Section XII(b)). The balance after such deduction shall be such CTA network's "Net Income" attributable to such calendar year.

(vi) Allocation to Participants. A CTA network's Net Income, if any, attributable to each calendar year, whether a positive (above zero) amount or a negative amount (below zero), shall be allocated among all of that CTA network's Participants according to the sum of their respective Trading Shares and Quoting Shares as determined for that calendar year.

(vii) Payments. As soon as reasonably complete income and expense figures are available for each calendar quarter, each network's administrator shall (A) determine the cumulative year-to-date Net Income for its CTA network as at the end of such calendar quarter (the "current Net Income") and (B) distribute in accordance with section XII(a)(vi) that portion of the current Net Income (if any) as has not theretofore been distributed. Following the availability of audited financial statements for each calendar year, each network's administrator shall (1) calculate the difference (if any) between its CTA

network's actual Net Income for the calendar year and the sum of the amount distributed or apportioned pursuant to the preceding sentence and (2) distribute such difference in accordance with Section XII(a)(vi). In the case of any negative (below zero) amount of Net Income (i.e., a deficit), each Participant in the affected CTA network shall pay, promptly following billing therefor, its Trading Shares and Quoting Shares in each Eligible Security for the calendar year.

(viii) Recordkeeping and reporting. Each CTA network's administrator with respect to its CTA network, shall maintain appropriate records reflecting all components of and exclusions from, (A) Gross Income (as referred to in Section XII(b)) and (B) Operating Expenses (as referred to in Section XII(c)). Each network's administrator with respect to its CTA network, and the independent public accountants referred to below shall furnish any such information and/or documentation reasonably requested in writing by a majority of that CTA network's Participants (other than that CTA network's administrator) in support of or relating to any of the computations to which this Section XII refers. All revenues, expenses, computations, allocations and payments in respect of either CTA network referred to in or required by this Section XII shall be reported annually to that CTA network's Participants by a firm of independent public accountants (which may be the firm regularly employed by that

CTA network's administrator). In reporting a CTA Network's expenses, the accountants shall report only the Annual Fixed Payment and Extraordinary Expenses, as defined in Section XII(c)(i). Such accountants shall render their opinion that all such revenues, expenses, computations, allocations and payments have been reported in accordance with the understanding expressed in this Section XII. A copy of each such report shall also be furnished to the SEC for its information.

(b) Gross Income.

(i) Determination of Gross Income. Each CTA network's "Gross Income" attributable to any calendar year means all revenues received by that CTA network's administrator on behalf of all of that CTA network's Participants on account of all charges payable pursuant to this CTA Plan and attributable to that calendar year, including the high speed line fee revenues allocated to the networks pursuant to Section XII(b)(v). For the purpose of determining CTA Network A's Gross Income attributable to any calendar year, there shall be deducted, and allocated to NYSE, from those revenues attributable to that calendar year and received by the NYSE an amount which equals the product of those revenues and the "bond allocation fraction". The "bond allocation fraction" is a fraction, the numerator of which shall be the total number of transactions in bonds on the NYSE for that calendar year and the

denominator of which shall be the sum of the total number of transactions in bonds on the NYSE and the total number of transactions in Network A Eligible Securities on the NYSE for that calendar year.

(ii) Charges generally. Charges to subscribers, vendors and others for the privilege of receiving and using a network's last sale price information are shown on Schedules A-1 through A-4 attached hereto as Exhibit E.

(iii) Establishing and amending charges. Any addition of any charge to, deletion of any charge from, or modification to any of, the charges set forth in Exhibit E (a "New or Modified Charge") shall be effected by an amendment to this CTA Plan appropriately revising Exhibit E that is approved by affirmative vote of not less than two-thirds of all of the then voting members of CTA, except that no such charge may be reduced unless such reduction is approved by all of the voting members of CTA. Any such amendment shall be executed on behalf of each Participant that appointed a voting member of CTA who approves such amendment and shall be filed with the SEC. However, charges imposed by the pilot test arrangements that Section IX(e) permits do not constitute New or Modified Charges and do not require an amendment to this CTA Plan or the CQ Plan.

(iv) Charges to Participants. The Participants are not exempt from the charges that are set forth in this CTA Plan

and each shall pay such of those charges as may be applicable to it.

(v) Combined CTA Network A and CTA Network B charges. Insofar as the CTA Network A Participants and the CTA Network B Participants impose jointly a combined charge for the receipt of direct and/or indirect access to the high speed line, the revenues that they receive from any such charge shall be allocated between CTA Network A and CTA Network B in accordance with the networks' "Relative Message Usage Percentages". The network's administrators shall direct the Processor to calculate the allocation on a monthly basis. NYSE, in its role as high speed line access administrator, shall collect any such combined high speed line access charge and shall distribute to the CTA Network B administrator the amount allocated to CTA Network B on a quarterly basis, as soon as the allocation calculations become available for a calendar quarter.

"Relative message usage percentage" means, as to each CTA network, a percentage equal to (A) the number of that network's messages that the network's Participants report over the high speed line for a month divided by (B) the sum of the number of both networks' messages that both networks' Participants report over the high speed line for that month.

For example, a month's relative message usage percentage for CTA Network A would be calculated as follows:

$$\text{CTA Network A Relative Message Usage Percentage} = \frac{A}{A + B},$$

where: "A" represents the number of messages that the CTA Network A Participants disseminate over CTA Network A pursuant to the CTA Plan during that month; and

"B" represents the number of messages that the CTA Network B Participants disseminate over CTA Network B pursuant to the CTA Plan during that month.

For the purpose of this calculation, "message" includes any message that a Participant disseminates over the Consolidated Tape System, including, but not limited to, prices relating to Eligible Securities or concurrent use securities, administrative messages, index messages, corrections, cancellations and error messages.

(vi) Combined CTA and CQ charges.

(A) Network A subscriber charges. The CTA Network A Participants may establish jointly with the "CQ Network A Participants" (as the CQ Plan defines that term) one or more combined charges for the receipt of last sale price information and quotation information. In that event, (1) the financial results relating to the dissemination of "CQ Network A quotation information" (as the CQ Plan uses that term) and CTA Network A financial results shall be determined and reported on a combined basis and (2) this Section XII(b)(v) shall supersede any inconsistent provision of this CTA Plan.

For these purposes, the combined net income of CTA/CQ Network A shall be defined as:

(a) the total amounts received by the NYSE from all parties in return for the privilege of receiving consolidated last sale price information and quotation information in respect of Network A Eligible Securities,

less

(b) the total of all CTA Network A Operating Expenses as referred to in Section XII(c) of this CTA Plan and all CQ Network A Operating Expenses as referred to in Section IX(c) of the CQ Plan.

In determining the clause (a) amount for any calendar year, there shall be deducted and allocated to the NYSE an amount in respect of last sale price information and quotation information for bonds traded on the NYSE. The amount for any calendar year shall equal the product of the clause (a) amount (without this deduction) times the "bond allocation fraction" (as defined in Section XII(b)(i)).

The combined CTA/CQ Network A net income attributable to each calendar year shall be distributed among the CTA/CQ Network A Participants according to the sum of their respective Trading Shares and Quoting Shares.

(B) Network B nonprofessional subscriber charges. The CTA Network B Participants may establish jointly with the "CQ Network B Participants" (as the CQ Plan defines that term) one or more combined charges for the receipt of last sale price information and quotation information by nonprofessional subscribers. Seventy-five percent of the revenues collected from those combined charges shall be allocated to the CTA Network B Participants under this CTA Plan and the remaining 25 percent of those revenues shall be allocated to the CQ Network B Participants.

(c) Operating Expenses.

(i) Determination of Operating Expenses. Each CTA network's "Operating Expenses" attributable to any calendar year means:

(Y) the network's "Annual Fixed Payment" for that Year; plus

(Z) "Extraordinary Expenses."

A network's Annual Fixed Payment shall compensate that network's administrator for its services as the CTA network administrator under this CTA Plan and as the network's administrator for the corresponding network under the CQ Plan.

For Network A, the "Annual Fixed Payment" commenced with calendar year 2008. For calendar year 2008, the "Annual Fixed Payment" for Network A was $6 million dollars. For Network B, the

"Annual Fixed Payment" commenced with calendar year 2009. For calendar year 2009, the "Annual Fixed Payment" for Network B was $3 million dollars.

For each subsequent calendar year, a network's Annual Fixed Payment shall increase (but not decrease) by the percentage increase (if any) in the annual cost-of-living adjustment ("COLA") that the U.S. Social Security Administration applies to Supplemental Security Income for the calendar year preceding that subsequent calendar year, subject to a maximum annual increase of five percent. For example, if the Social Security Administration's cost-of-living adjustment had been three percent for calendar year 2008, then the Annual Fixed Payment for CTA Network A and CQ Network A for calendar year 2009 would have increased by three percent to $6,180,000.

Every two years, each network's administrator will provide a report highlighting any significant changes to that network's administrative expenses under this CTA Plan and the CQ Plan during the preceding two years, and the Participants will review each network's Annual Fixed Payment and determine by majority vote whether to continue it at its then current level.

On a quarterly basis, each network's administrator shall deduct one-quarter of each calendar year's Annual Fixed Payment from the aggregate of that CTA network's Gross Income and the "Gross Income" of the corresponding network under the CQ Plan, before determining that quarter's distributable "Net

Income" under this CTA Plan and the CQ Plan. If a Participant's share of Net Income for either network for any calendar year (including the Net Income for the corresponding network under the CQ Plan) is less than its pro rata share of the Annual Fixed Payment for that calendar year, the Participant shall be responsible for the difference.

A CTA network's "Extraordinary Expenses" include that portion of the CTA network's legal and audit expenses and marketing and consulting fees that are outside of the ordinary and customary functions that a network administrator performs. For instance, Extraordinary Expenses would include such things as legal fees related to prosecution of a legal proceeding against a vendor that fails to pay applicable charges and fees relating to a marketing campaign that Participants determine to undertake to popularize stock trading.

(ii) Litigation costs. A CTA network's Operating Expenses shall not include any cost or expense incurred by any Participant (except those incurred by a Participant acting in its capacity as a network's administrator on behalf of that network's Participants) as the result of, or in connection with, its defense of any claim, suit or proceeding against CTA, the Processor, this CTA Plan or any one or more Participants, relating to this CTA Plan or the reception, generation or dissemination of that network's consolidated last sale price

information as contemplated by this CTA Plan, and all such costs and expenses incurred by any such Participant shall be borne by such Participant without contribution or reimbursement; provided, however, that nothing herein shall affect or impair any right of indemnification included in any contract referred to in Section V(c) hereof.

(iii) Collection costs. Except as otherwise provided in this Section XII(c), each Participant and each other reporting party shall be responsible for paying the full cost and expense (without any reimbursement or sharing) incurred by it in collecting and reporting to the Processor in New York City last sale price information relating to Eligible Securities or associated with its market surveillance function.

XIII. Concurrent Use of Facilities.

(a) Scope of concurrent use. Any Participant may agree with the Processor to use the high speed line for the purpose of disseminating "concurrent use information". "Concurrent use information" means market information that falls into one of the following categories:

(i) last sale prices (and related information) relating to completed transactions effected on a Participant in (A) listed equity securities (other than Eligible Securities) or (B) bonds that are listed, or admitted to trading, on an exchange Participant ("concurrent use securities information"); and

(ii) information relating to an index (A) in which a Participant has a proprietary ownership interest or (B) that underlies a security that is listed, or admitted to trading, on an exchange Participant ("concurrent use index information").

(b) Processing privileges and conditions. To the extent a Participant disseminates concurrent use information, the Participant shall do so subject to the same contractual obligations that the contracts described in Section V(c) impose on reporting parties. The Processor will provide any one or more of the same collection, processing, validation and

dissemination functions that the Processor provides in respect of completed transactions in Eligible Securities and related information, including inclusion of that information in the data base that Section V(b) describes. The reporting of transactions in concurrent use securities information to the Processor and the sequencing and dissemination of concurrent use information by the Processor as herein provided shall be subject to the same terms and conditions as those applicable to the reporting and dissemination of transactions in Eligible Securities, including compliance with the tape format and technical specifications to which Section VI(c) refers.

(c) Primacy of Eligible Securities. The collection, processing, validation and dissemination of concurrent use information by the Processor may in no way or manner interfere with the implementation of, operations under, and rights and obligations created by this CTA Plan in respect of last sale price information relating to completed transactions in Eligible Securities and contracts made, and the exercise of authority delegated, pursuant thereto. To the extent deemed necessary or appropriate, CTA shall develop procedures to avoid, insofar as possible, any interference with the orderly reporting and dissemination of transactions in Eligible Securities on the consolidated tape resulting from the reporting and dissemination of concurrent use information.

(d) Revenue sharing. The dissemination of concurrent use information shall have no impact on, and be wholly independent of, the revenue sharing provisions of Section XII and the computations thereunder. Except as Section XII(b)(i) otherwise provides in respect of bonds traded on the NYSE, transactions in concurrent use securities shall not be taken into consideration in connection with any computations made pursuant to Section XII of this CTA Plan, which computations are based on the number of last sale prices reported on the consolidated tape in respect of Eligible Securities.

(e) Costs and records. The Processor shall maintain records relating to the Processor's receipt, storage, processing, validating and transmission of concurrent use information and each Participant that makes concurrent use information available shall pay directly to the Processor such appropriate costs as the Processor may determine from time to time in respect of providing concurrent use facilities. The Processor shall provide each such Participant with periodic reports including, among other things, the volume of activity processed pursuant to the Participant's distribution of concurrent use information.

(f) Service and administrative requirements. The Participant(s) that make a category of concurrent use information available will allow vendors to use that information

for the purposes of concurrent use information services, subject to the same contract and other requirements as apply in respect of services that use information relating to Eligible Securities, as set forth in Section IX. However, if one or more Participants impose a charge in respect of any concurrent use information that is separate and apart from the charges that the Participants impose in respect of Eligible Security services, CTA will not be responsible for collecting the charge, for administering vendor and subscriber contracts, and for otherwise performing administrative functions, relating to the separate service, except as a network's administrator may otherwise agree in writing.

(g) Indemnification for concurrent use.

(i) Any Participant that makes "concurrent use" of the high speed line (an "Indemnifying User") undertakes to indemnify and hold harmless CTA, each member of CTA, each other Participant, the Processor, each of their respective affiliates, directors, officers, employees and agents, and each director, officer and employee of each such affiliate and agent (collectively, the "Indemnified Persons") from and against any suit or other proceeding at law or in equity, claim, liability, loss, cost, damage or expense (including reasonable attorneys' fees) incurred by or threatened against any Indemnified Person

(A) arising from or in connection with such concurrent use; and

(B) without limiting the generality of clause (A), pertaining to the timeliness, sequence, accuracy or completeness of the information disseminated through such concurrent use.

(ii) Each Indemnified Person shall give prompt written notice of any claim, or of any other manifestation by any person of an intention to assert a claim, against the Indemnified Person that may give rise to a claim for indemnification under this Section XIII(g) (a "Claim Notice"). An omission to so notify the Indemnifying User will not relieve the Indemnifying User from any liability that it may have to the Indemnified Person otherwise than under this Section XIII(g).

(iii) Thereafter, the Indemnifying User may notify the Indemnified Person in writing that the Indemnifying User intends, at its sole cost and expense and through counsel of its choice, to assume the defense of the matter (an "Intervention Notice") and the Indemnifying User may thereafter so assume the defense. In that case, (A) the Indemnified Person shall take all appropriate action to permit and authorize the Indemnifying User fully to assume the defense, (B) the Indemnifying User shall keep the Indemnified Person fully apprised at all times as to the status of the defense, and (C) the Indemnified Person

may, at no cost or expense to the Indemnifying User, (1) participate in the defense through counsel of his or its choice insofar as participation does not impair the Indemnifying User's control of the defense and (2) retain, assume or reassume sole control over every aspect of the defense that he or it reasonably believes is not the subject of the indemnification provided for in this Section XIII(g).

(iv) Until both (A) the Indemnified Person receives an Intervention Notice and (B) the Indemnifying User assumes the defense, the Indemnified Person may, at any time after ten days from the giving of the Claim Notice, (A) resist the claim or (B) after consulting with, and obtaining the consent of, the Indemnifying User, settle, otherwise compromise or pay the claim. In that case, (A) the Indemnifying User shall pay all costs of the indemnified Person arising out of the defense and of any settlement, compromise or payment and (B) the Indemnified Person shall keep the Indemnifying User apprised at all times as to the status of the defense.

(v) Following indemnification as provided for in this Section XIII(g), the Indemnifying User shall be subrogated to all rights of the Indemnified Person with respect to the matter for which indemnification has been made to all third parties.

(vi) An "affiliate" of any person includes any other person controlling, controlled by or under common control with such person.

XIV. Miscellaneous.

(a) Withdrawal. Any Participant, after becoming exempted from, or otherwise ceasing to be subject to, the Rule or arranging to comply with the Rule in some manner other than through participation in this CTA Plan, may withdraw from this CTA Plan at any time on not less than sixty days' written notice to the Processor and each other Participant; provided, however, that such withdrawing Participant shall remain liable for, and shall pay upon demand, all amounts payable by it (i) in respect of its activities under this CTA Plan that occurred prior to the withdrawal, including those incurred pursuant to Section XII, and (ii) pursuant to the indemnification obligations imposed by its contract with the Processor as provided in Section V(c) hereof.

(b) Counterparts. This CTA Plan may be executed by the Participants in any number of counterparts, no one of which need contain all of the signatures of all Participants, and as many of such counterparts as shall together contain all of such signatures shall constitute one and the same instrument.

(c) Governing law. This CTA Plan shall be governed by, and interpreted in accordance with, the laws of the State of New York.

(d) Effective dates. This CTA Plan, and any contracts and resolutions made pursuant thereto, shall be

effective as to any Participant when such plan has been approved by the Board of Directors of such Participant, executed on its behalf and approved by the SEC, and such Participant has commenced furnishing last sale price information pursuant thereto.

(e) Section headings. The headings used in this CTA Plan are intended for reference only. They are not intended and shall not be construed to be a substantive part of this CTA Plan.

AMERICAN STOCK EXCHANGE, INC.

Dated: , 1995 By

BOSTON STOCK EXCHANGE, INC.

Dated: , 1995 By

CHICAGO BOARD OPTIONS EXCHANGE, INC.

Dated: , 1995 By

CHICAGO STOCK EXCHANGE, INC.

Dated: , 1995 By

CINCINNATI STOCK EXCHANGE, INC.

Dated: , 1995 By

NATIONAL ASSOCIATION OF
SECURITIES DEALERS, INC.

Dated: , 1995 By

NEW YORK STOCK EXCHANGE, INC.

Dated: , 1995 By

PACIFIC STOCK EXCHANGE, INC.

Dated: , 1995 By

PHILADELPHIA STOCK EXCHANGE, INC.

Dated: , 1995 By

EXHIBIT A

RESTATED ARTICLES OF ASSOCIATION OF CONSOLIDATED TAPE ASSOCIATION

EXHIBIT A

RESTATED ARTICLES OF ASSOCIATION

OF

CONSOLIDATED TAPE ASSOCIATION

ARTICLE I

NAME

The name of the Association created hereby shall be the CONSOLIDATED TAPE ASSOCIATION (CTA).

ARTICLE II

PURPOSES

The CTA shall administer the plan attached hereto as Exhibit A (such plan, as the same may be amended from time to time, is herein referred to as the CTA Plan) in accordance with the provisions of the CTA Plan, which has been executed on behalf of the national securities exchanges and the national securities association listed in Section II of the CTA Plan as Participants and has been filed with and approved by the Securities and Exchange Commission (the SEC) pursuant to the Securities Exchange Act of 1934, as amended, and the rules thereunder. By action taken as provided in Article III hereof and in the CTA Plan, CTA may also amend the CTA Plan from time to time, but only to the extent and subject to the limitations

expressed in the CTA Plan. Each national securities exchange or national securities association which executes these Articles is sometimes referred to herein as a Signatory.

ARTICLE III

THE MEMBERSHIP

Section 1

Each security, the last sale prices of which under the CTA Plan are eligible for inclusion in the consolidated tape to be disseminated over either Network A or Network B (as defined in the CTA Plan), is referred to herein as an Eligible Security.

Each signatory which is also a Participant as defined in the CTA Plan shall appoint one individual to represent such Signatory as a voting member of CTA. By accepting his appointment each such representative shall be deemed thereby to agree to serve as a voting member of CTA in accordance with these Articles and to use his best efforts to administer the CTA Plan in accordance with its provisions.

Section 2

Each Signatory which is also a Participant as defined in the CTA Plan is authorized to name a permanent alternate for the voting member appointed by it and in the absence of such voting member, the alternate so named shall have all of the rights of such voting member at any meeting of CTA. Furthermore, each of such Signatories shall have the right to

designate a substitute for any such alternate in the event the alternate is unable to attend any meeting of CTA and any such substitute shall, at any such meeting, have all of the rights of the alternate for whom he is substituting.

Section 3

Any Signatory other than a Signatory which is also a Participant as defined in the CTA Plan may appoint an individual representative to serve as a non-voting member of CTA. Each such representative shall be entitled to receive notice of all meetings of CTA and to attend and participate in any discussions at any such meeting, but shall not be entitled to vote on any matter.

ARTICLE IV

VOTING

Each voting member of CTA shall have one vote on all matters coming before CTA. A majority of all the voting members of CTA shall be sufficient to constitute a quorum for the transaction of any business at any meeting of CTA and any action taken by the affirmative vote of a majority of all the voting members of CTA shall be deemed to be the action of CTA. Any amendment to the CTA Plan shall be approved and executed as provided in the CTA Plan. Action taken by the voting members of CTA other than at a meeting shall be deemed to be the action of CTA provided it is taken by the affirmative vote of all the

voting members and, if taken by telephone or other communications equipment, such action is confirmed in writing by each such member within one week of the date such action is taken.

ARTICLE V

OFFICERS

Section 1

The officers of CTA shall consist of a Chairman and an Executive Secretary and such other officers, having such duties and responsibilities, as may be deemed appropriate by the voting members.

Section 2

The Chairman of CTA shall be chosen from among the voting members of CTA by the vote of not less than a majority of all such voting members cast at a meeting of CTA. He shall preside at all meetings of CTA and, notwithstanding his selection as Chairman, shall have the right to vote an all matters. The Chairman shall serve for such term as may be designated at the time of his selection, but in no case shall any one term exceed a period of one year.

Section 3

The Executive Secretary of CTA may, but need not be, a member of CTA and shall maintain the records of the CTA, keep minutes of meetings, send notices of meetings and have such

other duties and responsibilities as may be assigned to him by the voting members.

ARTICLE VI

MEETINGS

Section 1

The Chairman may call a meeting of CTA at any time on his own motion.

Section 2

The Executive Secretary of CTA shall call a special meting of the members whenever requested to do so by three or more of the voting members.

Section 3

Notice of a regular meeting of CTA shall be in writing and shall be mailed or delivered to each member at the address designated by him for such purpose at least one week prior to the date of the regular meeting. Notice of a special meeting of CTA shall be given to each member at such address by telephone or telegram at least two days prior to the date of the special meeting. Notwithstanding the provisions of this Section, action can be taken by CTA without a meeting as provided in Article IV hereof.

ARTICLE VII

RULES

Section 1

CTA may adopt and amend such rules from time to time as the voting members deem appropriate consistent with the purposes of CTA as provided in Article II hereof and the CTA Plan.

Section 2

Any rules or stated policies proposed to be adopted by CTA shall be promptly forwarded to all Signatories not less than three weeks prior to adoption, unless in each instance such requirement has been waived by all of the Signatories.

ARTICLE VIII

AMENDMENTS TO ARTICLES OF ASSOCIATION

By written instrument executed by all of the Signatories then entitled to designate voting members of CTA these Articles may be amended in any manner deemed appropriate and consistent with the CTA Plan. CTA may be terminated at any time by written instrument so executed.

No Signatory then entitled to appoint a voting member of CTA may withdraw from CTA except by withdrawing as a Participant from the CTA Plan as provided therein.

ARTICLE IX

COUNTERPARTS

These Articles may be executed by the signatories in any number of counterparts, no one of which need contain the signatures of all signatories. As many such counterparts as shall together contain all such signatures shall constitute one and the same instrument.

IN WITNESS WHEREOF, these Articles of Association have been executed as of the first day of March, 1980 by each of the Signatories hereto.

AMERICAN STOCK EXCHANGE, INC.

Date: , 1980 By________________________________

BOSTON STOCK EXCHANGE, INC.

Date: , 1980 By________________________________

CINCINNATI STOCK EXCHANGE, INC.

Date: , 1980 By________________________________

MIDWEST STOCK EXCHANGE, INC.

Date: , 1980 By________________________________

NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC.

Date: , 1980 By________________________________

NEW YORK STOCK EXCHANGE, INC.

Date: , 1980 By______________________________

PACIFIC STOCK EXCHANGE, INC.

Date: , 1980 By______________________________

PHILADELPHIA STOCK EXCHANGE, INC.

Date: , 1980 By______________________________

CHICAGO BOARD OPTIONS EXCHANGE INC.

Date: August 14, 1990 By______________________________

EXHIBIT B

FORMS OF PROCESSOR CONTRACTS

A. Exchange/Processor Agreement

B. NASD/Processor Agreement

(CTA PLAN - EXCHANGE/PROCESSOR AGREEMENT)

AGREEMENT dated this ___ of _________ between Securities Industry Automation Corporation ("SIAC"), a New York corporation, and [INSERT PARTICIPANT NAME] ("PARTICIPANT") a corporation registered with the Securities and Exchange Commission ("SEC") as a national securities exchange.

WHEREAS, PARTICIPANT, together with certain other national securities exchanges and the National Association of Securities Dealers, Inc. (hereinafter referred to collectively as the "Participants") has executed and filed with the SEC pursuant to SEC Rule 17a-15, or its successor rule SEC Rule 11Aa3-1, a plan for a consolidated tape system (the "System") for the dissemination on a current and continuous basis of last sale prices relating to completed transactions in Eligible Securities as defined therein (such plan as amended from time to time in accordance with the terms thereof being hereinafter referred to as the "CTA Plan");

WHEREAS, the Participants in the CTA Plan have formed a Consolidated Tape Association ("CTA") for the purpose of administering the CTA Plan;

WHEREAS, SIAC has been designated in the CTA Plan as the recipient and processor of last sale prices reported to it for inclusion on a consolidated tape in accordance with the provisions of the CTA Plan;

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and conditions herein contained, the parties hereto have agreed and by these presents do mutually agree, and with each other, as follows:

FIRST: PARTICIPANT agrees that it will, during the term of this Agreement, in accordance with the provisions of Sections VIII and X of the CTA Plan, collect and report to SIAC all last sale prices relating to transactions in Eligible Securities (except as to transactions to be excluded as provided in Section VI(d) of the CTA Plan) which take place on its trading floor during the period during which SIAC is required to disseminate such prices pursuant to Section XI(b) of the CTA Plan (such prices being hereinafter referred to as "subject prices") and

that it will not report to SIAC any last sale prices other than as above provided in this Article FIRST, except as may be reported pursuant to the provisions of Section XIII of the CTA Plan.

PARTICIPANT agrees that it will report all subject prices to SIAC as promptly as possible; will establish and maintain collection and reporting procedures and facilities such as to assure that under normal conditions not less than 90% of all subject prices will be reported to SIAC within that period of time (not in excess of 1 1/2 minutes after the time of execution) as may be determined from time to time by CTA; and will designate as "late" any subject price reported by it which is not collected and reported in accordance with the above-mentioned collection and reporting procedures or as to which PARTICIPANT has knowledge that the time interval after the time of execution is significantly greater than the period of time referred to above as from time to time determined by CTA.

PARTICIPANT agrees that all subject prices to be reported by it to SIAC shall be reported by means of computer and communications facilities (or by other means acceptable to CTA and SIAC) and in the format and in accordance with the technical specifications referred to in Section VI(c) of the CTA Plan as from time to time approved by CTA.

PARTICIPANT agrees to correct the format of any subject price reported by it to, and rejected by, SIAC and to retransmit any such corrected price as provided in Section VI(e) of the CTA Plan. In addition, PARTICIPANT agrees that as between it and SIAC, it will have sole responsibility to validate all subject prices reported by it for "price reasonableness" in accordance with the provisions of Section VI(e) of the CTA Plan.

SECOND: SIAC agrees that, consistent with sound business practices, it will use its best efforts to serve as recipient and processor of subject prices reported to it for inclusion on a consolidated tape pursuant to the CTA Plan, and to perform such services in accordance with the provisions of the CTA Plan and subject to the administrative oversight of CTA as provided therein. Without limiting the generality of the foregoing, SIAC agrees further that, consistent with sound business practices, it will during the term of this Agreement use its best efforts to (i) render such services as are required to be performed by the "Processor" under the terms of the CTA Plan in accordance with the provisions thereof; (ii) provide necessary computer and communications facilities to perform such services in accordance with the CTA Plan and the

specifications referred to therein; (iii) comply with all decisions of CTA within the areas of its responsibilities and authority as provided in the CTA Plan; and (iv) furnish to CTA such information as it may reasonably request in order to permit it to properly administer the CTA Plan. As the "Processor" under the CTA Plan, SIAC agrees to deal fairly with all Participants and other reporting parties (as defined in the CTA Plan) and in accordance with the provisions of the CTA Plan.

THIRD: SIAC is authorized to: (i) process all subject prices reported to it by PARTICIPANT, to validate such information reported to it by PARTICIPANT for proper format in accordance with the provisions of Section VI(e) of the CTA Plan, to sequence the last sale prices received by it from PARTICIPANT and from all other Participants and other reporting parties (as defined in the CTA Plan) on the basis of the time such last sale prices are received in proper format by SIAC, and otherwise process such information; (ii) label as "late" reports of last sale prices so designated by PARTICIPANT when reported to SIAC; (iii) transmit the consolidated last sale prices in accordance with the provisions of the CTA Plan; and (iv) to take all other actions for which it is authorized as Processor in the CTA Plan. SIAC may rely upon the provisions of all contracts entered into pursuant to Section IX of the CTA Plan, on behalf of some or all Participants (as defined in the CTA Plan).

FOURTH: SIAC does not guarantee the timeliness, sequence, accuracy or completeness of any last sale prices disseminated by it, and SIAC shall not be liable to PARTICIPANT or to any other Participant, to any member of any Participant, to any other reporting party (as defined in the CTA Plan), or to any other person: (i) for any delays, inaccuracies, errors in, or omissions of, any of the last sale prices or other market information or messages disseminated by it; (ii) for any non-performance, or interruption in the operation, of the System; or (iii) for any loss or damage arising therefrom or occasioned thereby, unless the same shall have directly resulted from the willful misconduct or gross negligence of SIAC. In no event shall SIAC be liable to PARTICIPANT or to any other person for any incidental or consequential damages.

FIFTH: PARTICIPANT hereby agrees to indemnify, hold harmless and defend SIAC and each of the other Participants and each of the other reporting parties (as defined in the CTA Plan), and their respective governors, directors, partners, officers and employees, from and

against any and all claims, suits, other proceedings at law or in equity, liability, loss, cost, damage or expense (including reasonable attorneys' fees) incurred by or threatened against any party indemnified hereby as a result of the reporting of any last sale price or other market information or message by PARTICIPANT to, and the making available of such information or message as so disseminated by, SIAC pursuant to the CTA Plan.

The rights accorded each indemnified party by the preceding sentence are contingent upon prompt notification to PARTICIPANT of any such claim, suit, other proceeding, asserted liability, loss, cost, damage or expense arising under Section XIII(g) of the CTA Plan. An omission to so notify PARTICIPANT will not relieve PARTICIPANT from any liability that it may have to any indemnified party otherwise than under Section XIII(g) of the CTA Plan. PARTICIPANT, jointly with all other Participants having like indemnification obligations with respect to any such claim, suit, other proceeding, liability, loss, cost, damage or expense (collectively, the "intervening Participants"), shall have the right to intervene jointly in and assume jointly sole control of any negotiations with respect thereto, or any such suit or proceeding and its settlement, in the name and on behalf of any indemnified party through counsel selected by, and at the sole expense of, the intervening Participant(s). In connection with the exercise of the right accorded by the preceding sentence, PARTICIPANT hereby agrees, as obligations joint and several with the like obligations of any other intervening Participant(s): (i) to comply promptly with any reasonable request by the indemnified party for information concerning the status of any such negotiation, suit or proceeding, of any appeal taken by any one or more intervening Participants from any judgment or order made in any such suit or proceeding, or of any proposals for any such settlement; and (ii) to notify the indemnified party of every conference, hearing, court appearance or other meeting involving any such negotiation, suit, proceeding, appeal or proposal at which PARTICIPANT and/or its counsel and any opposing party and/or its counsel are to be present. PARTICIPANT agrees further that the indemnified party shall have the right, at its expense: (i) to be present or represented by counsel of its choice at every such conference, hearing, court appearance or other meeting; and (ii) to retain, assume or resume sole control over every aspect of any such negotiation, suit, proceeding, settlement or appeal that it reasonably believes is not the subject of the indemnification stated in the first sentence of this Article FIFTH.

SIXTH: PARTICIPANT and SIAC agree that each shall participate in the capacity planning process for the System, in accordance with the provisions of Section V(b)(vi) of the CTA Plan and the terms and conditions set forth in Exhibit A, annexed hereto and incorporated herein by reference, as such exhibit may be amended in accordance with the provisions of the following sentence ("Exhibit A"). PARTICIPANT and SIAC understand, acknowledge and agree that (1) Exhibit A is a form of exhibit to which SIAC has agreed with all other Participants; (2) CTA and SIAC may from time to time agree to amend that form of exhibit for all Participants; and (3) the form of exhibit as so amended shall supersede and replace the previous version of Exhibit A.

SIAC agrees that, consistent with sound business practices, it will use its best efforts to implement "CTS System Capacity Changes" as such term is defined in, and in accordance with the terms and conditions set forth in, the "CTS System Capacity Changes" section of Exhibit A.

SEVENTH: PARTICIPANT agrees that it will reimburse SIAC and otherwise pay all amounts due from it as provided in Sections V(c), XI(b), XIII(e) and XIII(g) of the CTA Plan and, without limiting the generality of the foregoing, PARTICIPANT shall pay SIAC for the services rendered by SIAC hereunder at "SIAC's Cost" (as such term is defined in the following paragraph) in accordance with the terms and conditions set forth in the "Capacity Management Process for CTS and Payment for Services" section of Exhibit A.

"SIAC's Cost" shall mean the costs incurred by SIAC in rendering the services hereunder, including the costs of hardware leases and maintenance, direct manpower costs (including product development, communications engineers and technicians, product planning and PARTICIPANT/data recipient test support), site support costs (including dual-site production and single-site quality assurance and intraday test environment support, operators and quality assurance analysts), costs of communications equipment and after-hours report preparation (including preparation of daily/monthly transaction and statistics reports), development manpower costs (including resources for scheduled systems modifications/enhancements reviewed at the quarterly Technical and Policy Committee meetings), allocated costs (including costs associated with the shared development test environment and Common Software, Throughput Monitor and Afterhours software) and the costs for any other goods or services that

are rendered by SIAC hereunder. At CTA's request and expense, SIAC's Cost shall be certified by SIAC's independent outside auditors.

EIGHTH: This Agreement shall be effective commencing on the first day upon which: (i) it has been executed by PARTICIPANT and SIAC; and (ii) the CTA Plan becomes effective as to PARTICIPANT under Section XIV(d) thereof, and shall remain in full force and effect unless and until SIAC is replaced as Processor, provided, however, that it may be earlier terminated as provided in this Article EIGHTH and in the CTA Plan.

This Agreement may be terminated at the option of SIAC in the event that PARTICIPANT defaults in the payment or timely performance of any of its duties or obligations under this Agreement and such default continues for a period of thirty (30) days in the case of failure to make payments, and ninety (90) days in the case of any other default, after written notice from SIAC to PARTICIPANT specifying the default. The right of termination provided herein is in addition to any other remedy at law or in equity available to SIAC. Any termination of this Agreement pursuant to the provisions of this paragraph shall be effected by SIAC giving PARTICIPANT written notice, specifying the effective date of termination.

Without limiting the foregoing, this Agreement shall terminate on such date as PARTICIPANT withdraws from the CTA Plan pursuant to Section XIV(a) thereof, or otherwise ceases to be subject to, or qualified to participate in, the CTA Plan.

In the event that SIAC is replaced as the Processor, or this Agreement is earlier terminated as provided herein or in the CTA Plan, or PARTICIPANT withdraws from the CTA Plan or otherwise ceases to be subject to, or qualified to participate in, the CTA Plan, SIAC shall be reimbursed by PARTICIPANT for: (i) PARTICIPANT's "Proportionate Share" (as such term is defined in the "Capacity Management Process for CTS and Payment for Services" section of Exhibit A) of SIAC's nonrecoverable costs for providing services to all Participants that extend beyond the applicable termination date of this Agreement; and (ii) on SIAC's written request, an amount equal to the cost of employee benefits and other related costs payable by SIAC in connection with terminating one or more SIAC employees to the extent that such costs are attributable to SIAC ceasing to provide services to PARTICIPANT hereunder ("SIAC's Employee Termination Costs"). Upon PARTICIPANT's written request, SIAC shall provide

PARTICIPANT with a written statement setting forth SIAC's then current nonrecoverable costs per month for each month after the applicable termination date of this Agreement. PARTICIPANT's obligation to reimburse SIAC hereunder shall be paid in a lump sum as of the applicable termination date of this Agreement. SIAC shall use commercially reasonable efforts consistent with sound business practices to reduce its nonrecoverable costs, and to the extent it is able to do so the amount it is entitled to be reimbursed by PARTICIPANT hereunder shall be reduced proportionally, or, if such reimbursement has already been paid by PARTICIPANT, a proportional refund shall be made.

The provisions of Articles FOURTH, FIFTH, SEVENTH, EIGHTH, NINTH, TENTH and ELEVENTH and the last sentence of Article FIRST shall survive any termination of this Agreement.

NINTH: SIAC shall not be liable to PARTICIPANT in respect of any nonperformance, or any delay or interruption in the performance, of any term or condition of this Agreement, or of the CTA Plan, due to acts of God, the public enemy, laws, statutes, directives or orders of the United States government, of any court or of any public agency or authority having jurisdiction, delay in performance, or failure to perform, by any supplier of any equipment or facility used in the performance of the services to be rendered by SIAC, fire, flood, epidemic, quarantine, strikes, labor disputes, freight embargoes, and other causes of a similar nature.

TENTH: Any dispute or controversy between the parties relating to the breach or alleged breach of this Agreement shall be promptly submitted to arbitration in New York, New York in accordance with the rules of the American Arbitration Association then obtaining and judgment upon any award rendered may be entered in any court having jurisdiction. Solely for the purposes hereof, each of the parties hereto hereby submits to the jurisdiction of the courts of the State of New York.

ELEVENTH: This Agreement shall be subject at all times to the applicable provisions of the Securities Exchange Act of 1934, as amended, the rules and regulations thereunder and the CTA Plan.

All references in this Agreement to Sections of the CTA Plan are based on the version of the CTA Plan in effect at the time this Agreement is executed by the parties. In the event that such referenced Sections are deleted, amended and/or renumbered in any later restatements of, or amendments to, the CTA Plan (referred to collectively as a "Revised CTA Plan"), then the Section numbers referenced herein shall be deemed to be deleted, amended and/or renumbered, respectively, in accordance with the provisions of such Revised CTA Plan.

TWELFTH: The address of each of the parties hereto for the purpose of any notice provided for herein or in the CTA Plan is as follows:

SECURITIES INDUSTRY AUTOMATION CORPORATION
2 MetroTech Center
Brooklyn, New York 11201
Attention:

[INSERT PARTICIPANT NAME AND ADDRESS]
Attention:

This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of New York.

IN WITNESS WHEREOF, the parties hereto have caused these presents to be executed as of the day and year first above written.

[INSERT PARTICIPANT NAME]	SECURITIES INDUSTRY AUTOMATION CORPORATION
BY ______________________	BY
NAME ____________________	NAME
TITLE ____________________	TITLE

EXHIBIT A

CAPACITY PLANNING PROCESS FOR

THE CONSOLIDATED TAPE SYSTEM ("CTS")

This Exhibit A sets forth a capacity planning process for CTS and includes certain procedures to facilitate that process. The capacity planning process will be done on a semi-annual basis and will cover the then current six-month period and each of the next three six-month periods, with each six-month period commencing on January 1st and July 1st, as appropriate (referred to collectively as the "Capacity Planning Period"), provided however that, notwithstanding the foregoing, the first Capacity Planning Period shall cover the then current six-month period and each of the next four six-month periods. The first Capacity Planning Period will begin on January 1, 2003.

All information specified in this Exhibit A that is required to be submitted by each of the Participants to SIAC, by SIAC to each of the Participants, and by the Consolidated Tape Association/Consolidated Quotation Operating Committee ("CTA/CQOC") to SIAC, shall be submitted within the time frames and in accordance with the dates set forth in the capacity planning process calendar initially established by the CTA/CQOC and attached hereto as Attachment 1. Attachment 1 may be modified from time to time by the CTA/CQOC.

PROJECTED CTS CAPACITY REQUIREMENTS

Each Participant's "Projected CTS Capacity Requirements" shall consist of the following two components:

1. the projected peak CTS messages per second for such Participant calculated on a one-minute moving average (the minute during the day with the highest number of CTS messages per second) which shall be referred to as the "Projected Peak CTS One-Minute MPS", and

2. the projected peak total CTS transactions per day for such Participant.

Each Participant's Projected CTS Requirements for both of these components shall include whatever buffer factor the Participant deems adequate for its needs and shall reflect the Participant's anticipated requirements as of the beginning of each six-month period in the applicable Capacity Planning Period.

Each Participant shall develop and submit to SIAC in writing both an "initial" and a "final" set of Projected CTS Capacity Requirements as of the beginning of each six-month period in the applicable Capacity Planning Period. Once SIAC receives the initial Projected CTS Capacity Requirements from all the Participants, SIAC will aggregate both components – the Projected

Peak CTS One-Minute MPS and the projected peak total CTS transactions per day – to determine the initial Projected CTS Capacity Requirements for all Participants. SIAC will notify each Participant in writing of a) the initial Projected CTS Capacity Requirements for all Participants; and b) the percentage of the initial Projected Peak CTS One-Minute MPS for all Participants that is attributable to such Participant.

Once each Participant receives the initial Projected CTS Capacity Requirements for all Participants and the percentage of the initial Projected Peak CTS One-Minute MPS for all Participants that is attributable to such Participant, each such Participant shall advise SIAC in writing of its final individual Projected CTS Capacity Requirements. SIAC will then notify each Participant in writing of: a) the final Projected CTS Capacity Requirements for all Participants; and b) the percentage of the final Projected Peak CTS One-Minute MPS for all Participants that is attributable to such Participant.

SIAC will not disclose to any Participant the initial or final individual capacity projections of any other Participant or the percentage of the Peak CTS One-Minute MPS attributable to any other Participant.

In the event that a Participant fails to notify SIAC of its final Projected CTS Capacity Requirements within the required time frame, then such Participant's final Projected CTS Capacity Requirements for: a) each six-month period for which the required notice was not given on a timely basis, shall be deemed to be the same as that for the latest six-month period covered by the Participant's most recent final Projected CTS Capacity Requirements provided to SIAC within the required time frame; and b) each six-month period for which the required notice was previously given on a timely basis shall remain the same.

CTS SYSTEM CAPACITY CHANGES

The determination whether or not to implement "CTS System Capacity Changes," as such term is defined in the following paragraph, in accordance with the provisions of this Section, shall be made on a semi-annual basis.

SIAC shall, on a periodic basis, determine and inform each Participant in writing of the total amount of the then-current CTS System capacity available for each of the two capacity components – the Peak CTS One-Minute MPS and the peak total CTS transactions per day (referred to as "Total System Capacity"). "CTS System Capacity Changes" shall mean any changes that the CTA/CQOC may from time-to-time authorize SIAC to make in order to increase or decrease Total System Capacity, including any required ancillary systems and network capacity changes.

The Projected CTS Capacity Requirements for all Participants shall be referred to as the "Base Capacity." The amount, if any, by which Total System Capacity exceeds Base Capacity shall be referred to as "Excess Capacity". The amount, if any, by which Total System Capacity is less than the Base Capacity shall be referred to as "Deficit Capacity". At the time that SIAC notifies each Participant of the initial and final Projected CTS Capacity Requirements for all Participants, SIAC shall also determine, based on such initial and final capacity projections, respectively, and

advise each Participant in writing of, the amount of any projected Excess Capacity and/or any projected Deficit Capacity at the beginning of each six-month period in the applicable Capacity Planning Period.

The CTA/CQOC shall determine and advise SIAC in writing of any changes (i.e., increases or decreases) that it proposes be made to the Total System Capacity provided, however, that any such proposed changes must result in the Total System Capacity meeting or exceeding the Base Capacity. SIAC will then develop a proposal, and submit it in writing to each Participant, which proposal will include the CTS System Capacity Changes and the timeframe and estimated costs for implementing them. SIAC shall notify each Participant in writing of its "Proportionate Share" (as such term is defined in the following Section of this Exhibit A) of the estimated costs set forth in such proposal. If the SIAC proposal is accepted, such acceptance will be set forth in the minutes of the applicable CTA/CQOC meeting. SIAC will then implement such CTS System Capacity Changes. Such CTS System Capacity Changes implemented by SIAC may, in SIAC's discretion, reasonably exercised, result in creating some additional amount of Excess Capacity.

CAPACITY MANAGEMENT PROCESS FOR CTS AND

PAYMENT FOR SERVICES

Each Participant's "Proportionate Share" shall be the percentage of the final Projected Peak CTS One-Minute MPS for all Participants that is attributable to such Participant. A Participant's Proportionate Share shall remain in effect until the next CTS System Capacity Change is implemented, provided, however, that such Proportionate Share may change from time to time in accordance with the provisions set forth in the following two Sections of this Exhibit A. SIAC will bill each Participant directly, and each Participant shall pay SIAC, for the services rendered to it by SIAC pursuant to the CTA Plan Processor Agreement between SIAC and such Participant. The cost for such services shall be such Participant's Proportionate Share of the cost of the services rendered by SIAC to all Participants, unless otherwise agreed to by SIAC and the CTA/CQOC. Each Participant shall be entitled to use its Proportionate Share of the Base Capacity and the Excess Capacity, if any, of the CTS System at no additional cost. If, however, the report(s) generated by SIAC setting forth daily CTS System activity for Participants shows that a Participant's actual Peak CTS One-Minute MPS exceeds such Participant's Proportionate Share of the Base Capacity and the Excess Capacity, if any, (e.g., via dynamic throttling) such Participant may be required, in accordance with the provisions set forth in Attachment 2, to: a) pay a penalty to SIAC in the amount set forth in Attachment 2; and b) increase its capacity projections in the next Capacity Planning Period to reflect at least such actual Peak CTS One-Minute MPS. Any such penalty shall be divided and distributed to each of the other Participants in accordance with their Proportionate Share.

PURCHASE OF CAPACITY

Without limiting the generality of the foregoing, a Participant may increase its Proportionate Share of the Base Capacity by purchasing all or a portion of the "Available Base Capacity" (as such term is defined in Item 1, below) and/or Excess Capacity, if any, subject to the following:

1. A Participant wishing to purchase Capacity shall advise SIAC in writing of the amount of Capacity (expressed as CTS One-Minute MPS) it wishes to purchase. A Participant shall only be entitled to purchase Capacity (and such request shall only be filled) if, and to the extent that: a) there are any currently outstanding unfilled request(s) from other Participant(s) to decrease Base Capacity (referred to as "Available Base Capacity"); and/or b) there is Excess Capacity. Furthermore, all requests to purchase Capacity shall be filled first through any Available Base Capacity, and second through any Excess Capacity. All Participant requests to purchase Capacity shall be filled on a "first come, first served" basis.

2. Within two (2) trading days of receipt of such notice, SIAC shall confirm the request directly with such Participant. SIAC shall fill the request if, and to the extent that, there is sufficient Available Base Capacity and/or Excess Capacity. SIAC shall then notify all Participants in writing of: a) the amount of Available Base Capacity and/or Excess Capacity that remains, if any; and/or b) the amount by which any Participant request(s) to increase Capacity remain unfilled.

3. A Participant's request to increase Capacity shall remain outstanding until filled, or cancelled by such Participant, or the next CTS System Capacity Change, whichever occurs first. Whenever a request is cancelled, SIAC shall then notify all Participants in writing whether, and the extent to which, any Participant request(s) to increase Capacity remain in effect.

4. SIAC will not disclose to any other Participant the Participant(s) that have requested purchasing, and/or that have purchased, Capacity.

5. Whenever a Participant purchases Available Base Capacity such Participant's Proportionate Share of the Base Capacity shall be increased accordingly, effective on the first trading day that SIAC implements the requisite technical changes to reflect the changes in such Participant's Base Capacity. As of such date, the payment due and owing for services rendered by SIAC to that Participant pursuant to the CTA Plan Processor Agreement between SIAC and such Participant shall be increased to the extent of the resulting increase in that Participant's Proportionate Share. SIAC shall notify such Participant of its new Proportionate Share and the effective date of such change.

6. Whenever a Participant purchases a portion (or all) of the Excess Capacity, such Participant's Proportionate Share of the Base Capacity shall be increased accordingly, effective on the first trading day that SIAC implements the requisite technical changes to reflect the changes in such Participant's Base Capacity. As of such date: x) the payment due and owing for services rendered by SIAC to that Participant pursuant to the CTA

Plan Processor Agreement between SIAC and such Participant shall be increased to the extent of the resulting increase in that Participant's Proportionate Share; and y) there shall be a corresponding reduction in: (i) each of the other Participant's Proportionate Share of the Base Capacity; and (ii) the payment due and owing for services rendered by SIAC to the other Participants pursuant to the CTA Plan Processor Agreements between SIAC and each of the other Participants to the extent of the resulting decrease in each such Participant's Proportionate Share. SIAC shall notify each Participant of its new Proportionate Share and the effective date of such change.

REDUCTION OF BASE CAPACITY

Without limiting the generality of the foregoing, a Participant may be entitled to decrease its Proportionate Share by reducing its Base Capacity, subject to the following:

1. A Participant wishing to reduce its Base Capacity shall advise SIAC in writing of the amount of its Base Capacity it wishes to decrease (which decrease shall be expressed as CTS One-Minute MPS). A Participant shall only be entitled to decrease its Base Capacity (and such request shall only be filled) if, and to the extent that, there are any currently outstanding unfilled requests from other Participant(s) to increase Capacity. All Participant requests to decrease Base Capacity shall be filled on a "first come, first served" basis.

2. Within two (2) trading days of receipt of such notice, SIAC shall confirm the request directly with such Participant. SIAC shall fill the request if, and to the extent that, there are any currently outstanding unfilled requests from other Participant(s) to increase Capacity. SIAC shall then notify all Participants in writing of: a) the amount of Available Base Capacity that remains, if any; and/or b) the amount by which any Participant request(s) to decrease Base Capacity remain unfilled.

3. A Participant's request to decrease Base Capacity shall remain outstanding until filled, or cancelled by such Participant, or the next CTS System Capacity Change, whichever occurs first. Whenever a request is cancelled, SIAC shall then notify all Participants in writing whether, and the extent to which, any Participant request(s) to decrease Base Capacity remain in effect.

4. SIAC will not disclose to any other Participant the Participant(s) that have requested decreasing, and/or that have decreased, Base Capacity.

5. Whenever a Participant reduces its Base Capacity pursuant to this Section, such Participant's Proportionate Share of the Base Capacity shall be decreased accordingly, effective on the first trading day that SIAC implements the requisite technical changes to reflect the changes in such Participant's Base Capacity. As of such date, the payment due and owing for services rendered by SIAC to that Participant pursuant to the CTA Plan Processor Agreement between SIAC and such Participant shall be decreased to the extent of the resulting decrease in that Participant's Proportionate Share. SIAC shall notify such Participant of its new Proportionate Share and the effective date of such change.

ATTACHMENT 1 TO EXHIBIT A

CTS/CQS Capacity Planning Process Calendar – Baseline
(Approximately 3.5 Calendar Months)

Year	Capacity Planning Period* (1/2)	Step #	Description	Duration (Trading Days)	Start Date	End Date
		1	SIAC requests initial capacity projections from Participants via email	1	1st trading day in 3rd month of applicable Capacity Planning Period	1st trading day in 3rd month of applicable Capacity Planning Period
		2	Participants submit initial capacity projections to SIAC via email	10		
		3	SIAC advises each Participant of initial capacity projections for all Participants, current system capacity, and any projected Excess and/or Deficit Capacity, via email	5		
		4	Participants submit final capacity projections to SIAC via email	15		
		5	SIAC advises each Participant of final capacity projections for all Participants, current system capacity, and any projected Excess and/or Deficit Capacity, via email	5		
		6	At a meeting of the CTA/CQOC at which SIAC is present, the CTA/CQOC will determine and then advise SIAC in writing (i.e., by minutes of such meeting) of any changes it proposes to the amount of Total System Capacity	5		
		7	- SIAC submits a proposal to each Participant, including System Capacity Changes and estimated timeframes and costs for implementing them, via email - SIAC advises each Participant of its "Proportionate Share" of the estimated costs in the proposal via email	20		
		8	At a meeting of the CTA/CQOC at which SIAC is present, the CTA/CQOC will decide and then advise SIAC in writing (i.e., by minutes of such meeting) if it accepts the SIAC proposal	10		

* Capacity Planning Period = begins January 1st to June 30th (1) or July 1st to December 31st (2)

ATTACHMENT 2 TO EXHIBIT A

Scenario	**Description**	**Penalty**	**Increase Projections**
Participant System Problem/Recovery	Participant's actual peak One-Minute MPS exceeds its Proportionate Share for 5 consecutive minutes artificially (e.g., due to draining of queued data following a system recovery).	None	No
Occasional (inconsistent)	Participant's actual peak One-Minute MPS exceeds its Proportionate Share for 5 consecutive minutes on no more than three days during any 6-month period.	None	No
Regular	Participant's actual peak One-Minute MPS exceeds its Proportionate Share for 5 consecutive minutes on multiple days during a month: a) from 3 to 5 days b) from 6 to 10 days c) more than 10 days	a) Participant billed 125% of its daily costs for each applicable day b) Participant billed 150% of its daily costs for each applicable day c) Participant billed 200% of its *monthly* costs for the applicable month	a) No b) Yes – to be determined c) Yes – next Capacity Planning Period

CTS/CQS Capacity Process – Penalties for Exceeding Proportionate Share

Notes: 1. SIAC reports containing CTS/CQS daily/monthly activity by Participant will be used to determine if any of the above penalty criteria have been met.

2. SIAC will notify a Participant in the event it is required to pay a penalty.

3. Participant penalties will be distributed to the other Participants based on each Participant's Proportionate Share.

4. Monthly invoices sent by SIAC to the Participants will include the CTS/CQS total monthly costs, that Participant's Proportionate Share, any penalties to be paid by that Participant, any redistribution of penalties paid by other Participant(s) and the number of Participants who paid penalties.

- Participant's Monthly Costs are Total Monthly Costs multiplied by Participant's Proportionate Share.
- Participant's Daily Costs are Participant's Monthly Costs divided by the number of trading days in that month.

(CTA PLAN - PARTICIPANT-NASD/PROCESSOR AGREEMENT)

AGREEMENT dated this ___ of _________ between Securities Industry Automation Corporation ("SIAC"), a New York corporation, and the National Association of Securities Dealers, Inc. ("PARTICIPANT") a corporation registered with the Securities and Exchange Commission ("SEC") as a national securities association.

WHEREAS, PARTICIPANT, together with certain other national securities exchanges (hereinafter referred to collectively as the "Participants") has executed and filed with the SEC pursuant to SEC Rule 17a-15, or its successor rule SEC Rule 11Aa3-1, a plan for a consolidated tape system (the "System") for the dissemination on a current and continuous basis of last sale prices relating to completed transactions in Eligible Securities as defined therein (such plan as amended from time to time in accordance with the terms thereof being hereinafter referred to as the "CTA Plan");

WHEREAS, the Participants in the CTA Plan have formed a Consolidated Tape Association ("CTA") for the purpose of administering the CTA Plan;

WHEREAS, SIAC has been designated in the CTA Plan as the recipient and processor of last sale prices reported to it for inclusion on a consolidated tape in accordance with the provisions of the CTA Plan;

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and conditions herein contained, the parties hereto have agreed and by these presents do mutually agree, and with each other, as follows:

FIRST: PARTICIPANT agrees that it will, during the term of this Agreement, in accordance with the provisions of Sections VIII and X of the CTA Plan, collect and report to SIAC all last sale prices relating to transactions in Eligible Securities (except as to transactions to be excluded as provided in Section VI(d) of the CTA Plan) which meet all four of the following conditions: (i) they do not take place on a national securities exchange, (ii) they take place within the continental limits of the United States of America, (iii) they take place during the period during which SIAC is required to disseminate such prices pursuant to Section XI(b) of

the CTA Plan, and (iv) a member of the Participant is obligated to report such last sale prices pursuant to its rules (last sale prices which are to be collected and reported by Participant under the foregoing provisions of this Article FIRST are hereinafter referred to as "subject prices"). The Participant agrees that it will not report to SIAC any last sale prices other than subject prices.

PARTICIPANT agrees that it will report all subject prices to SIAC in accordance with the description of its rules filed as an amendment to the Plan pursuant to subsection (b) of Section VIII thereof; it will so report all such prices to SIAC as promptly as possible; it will establish and maintain collection and reporting procedures and facilities such as to assure that under normal conditions not less than 90% of all subject prices will be reported to SIAC within that period of time (not in excess of 1 1/2 minutes after the time of execution) as may be determined from time to time by CTA; and it will designate as "late" any subject price reported by it which is not collected and reported in accordance with the above-mentioned collection and reporting procedures or as to which PARTICIPANT has knowledge that the time interval after the time of execution is significantly greater than the period of time referred to above as from time to time determined by CTA.

PARTICIPANT agrees that all subject prices to be reported by it to SIAC shall be reported by means of computer and communications facilities (or by other means acceptable to CTA and SIAC) and in the format and in accordance with the technical specifications referred to in Section VI(c) of the CTA Plan as from time to time approved by CTA.

PARTICIPANT agrees to correct the format of any subject price reported by it to, and rejected by, SIAC and to retransmit any such corrected price as provided in Section VI(e) of the CTA Plan. In addition, PARTICIPANT agrees that as between it and SIAC, it will have sole responsibility to validate all subject prices reported by it for "price reasonableness" in accordance with the provisions of Section VI(e) of the CTA Plan.

SECOND: SIAC agrees that, consistent with sound business practices, it will use its best efforts to serve as recipient and processor of subject prices reported to it for inclusion on a consolidated tape pursuant to the CTA Plan, and to perform such services in accordance with the provisions of the CTA Plan and subject to the administrative oversight of CTA as provided

therein. Without limiting the generality of the foregoing, SIAC agrees further that, consistent with sound business practices, it will during the term of this Agreement use its best efforts to (i) render such services as are required to be performed by the "Processor" under the terms of the CTA Plan in accordance with the provisions thereof; (ii) provide necessary computer and communications facilities to perform such services in accordance with the CTA Plan and the specifications referred to therein; (iii) comply with all decisions of CTA within the areas of its responsibilities and authority as provided in the CTA Plan; and (iv) furnish to CTA such information as it may reasonably request in order to permit it to properly administer the CTA Plan. As the "Processor" under the CTA Plan, SIAC agrees to deal fairly with all Participants and other reporting parties (as defined in the CTA Plan) and in accordance with the provisions of the CTA Plan.

THIRD: SIAC is authorized to: (i) process all subject prices reported to it by PARTICIPANT, to validate such information reported to it by PARTICIPANT for proper format in accordance with the provisions of Section VI(e) of the CTA Plan, to sequence the last sale prices received by it from PARTICIPANT and from all other Participants and other reporting parties (as defined in the CTA Plan) on the basis of the time such last sale prices are received in proper format by SIAC, and otherwise process such information; (ii) label as "late" reports of last sale prices so designated by PARTICIPANT when reported to SIAC; (iii) transmit the consolidated last sale prices in accordance with the provisions of the CTA Plan; and (iv) to take all other actions for which it is authorized as Processor in the CTA Plan. SIAC may rely upon the provisions of all contracts entered into pursuant to Section IX of the CTA Plan, on behalf of some or all Participants (as defined in the CTA Plan).

FOURTH: SIAC does not guarantee the timeliness, sequence, accuracy or completeness of any last sale prices disseminated by it, and SIAC shall not be liable to PARTICIPANT or to any other Participant, to any member of any Participant, to any other reporting party (as defined in the CTA Plan), or to any other person: (i) for any delays, inaccuracies, errors in, or omissions of, any of the last sale prices or other market information or messages disseminated by it; (ii) for any non-performance, or interruption in the operation, of the System; or (iii) for any loss or damage arising therefrom or occasioned thereby, unless the same shall have directly resulted

from the willful misconduct or gross negligence of SIAC. In no event shall SIAC be liable to PARTICIPANT or to any other person for any incidental or consequential damages.

FIFTH: PARTICIPANT hereby agrees to indemnify, hold harmless and defend SIAC and each of the other Participants and each of the other reporting parties (as defined in the CTA Plan), and their respective governors, directors, partners, officers and employees, from and against any and all claims, suits, other proceedings at law or in equity, liability, loss, cost, damage or expense (including reasonable attorneys' fees) incurred by or threatened against any party indemnified hereby as a result of the reporting of any last sale price or other market information or message by PARTICIPANT to, and the making available of such information or message as so disseminated by, SIAC pursuant to the CTA Plan.

The rights accorded each indemnified party by the preceding sentence are contingent upon prompt notification to PARTICIPANT of any such claim, suit, other proceeding, asserted liability, loss, cost, damage or expense arising under Section XIII(g) of the CTA Plan. An omission to so notify PARTICIPANT will not relieve PARTICIPANT from any liability that it may have to any indemnified party otherwise than under Section XIII(g) of the CTA Plan. PARTICIPANT, jointly with all other Participants having like indemnification obligations with respect to any such claim, suit, other proceeding, liability, loss, cost, damage or expense (collectively, the "intervening Participants"), shall have the right to intervene jointly in and assume jointly sole control of any negotiations with respect thereto, or any such suit or proceeding and its settlement, in the name and on behalf of any indemnified party through counsel selected by, and at the sole expense of, the intervening Participant(s). In connection with the exercise of the right accorded by the preceding sentence, PARTICIPANT hereby agrees, as obligations joint and several with the like obligations of any other intervening Participant(s): (i) to comply promptly with any reasonable request by the indemnified party for information concerning the status of any such negotiation, suit or proceeding, of any appeal taken by any one or more intervening Participants from any judgment or order made in any such suit or proceeding, or of any proposals for any such settlement; and (ii) to notify the indemnified party of every conference, hearing, court appearance or other meeting involving any such negotiation, suit, proceeding, appeal or proposal at which PARTICIPANT and/or its counsel and any opposing party and/or its counsel are to be present. PARTICIPANT agrees further that the

indemnified party shall have the right, at its expense: (i) to be present or represented by counsel of its choice at every such conference, hearing, court appearance or other meeting; and (ii) to retain, assume or resume sole control over every aspect of any such negotiation, suit, proceeding, settlement or appeal that it reasonably believes is not the subject of the indemnification stated in the first sentence of this Article FIFTH.

SIXTH: PARTICIPANT and SIAC agree that each shall participate in the capacity planning process for the System, in accordance with the provisions of Section V(b)(vi) of the CTA Plan and the terms and conditions set forth in Exhibit A, annexed hereto and incorporated herein by reference, as such exhibit may be amended in accordance with the provisions of the following sentence ("Exhibit A"). PARTICIPANT and SIAC understand, acknowledge and agree that (1) Exhibit A is a form of exhibit to which SIAC has agreed with all other Participants; (2) CTA and SIAC may from time to time agree to amend that form of exhibit for all Participants; and (3) the form of exhibit as so amended shall supersede and replace the previous version of Exhibit A.

SIAC agrees that, consistent with sound business practices, it will use its best efforts to implement "CTS System Capacity Changes" as such term is defined in, and in accordance with the terms and conditions set forth in, the "CTS System Capacity Changes" section of Exhibit A.

SEVENTH: PARTICIPANT agrees that it will reimburse SIAC and otherwise pay all amounts due from it as provided in Sections V(c), XI(b), XIII(e) and XIII(g) of the CTA Plan and, without limiting the generality of the foregoing, PARTICIPANT shall pay SIAC for the services rendered by SIAC hereunder at "SIAC's Cost" (as such term is defined in the following paragraph) in accordance with the terms and conditions set forth in the "Capacity Management Process for CTS and Payment for Services" section of Exhibit A.

"SIAC's Cost" shall mean the costs incurred by SIAC in rendering the services hereunder, including the costs of hardware leases and maintenance, direct manpower costs (including product development, communications engineers and technicians, product planning and PARTICIPANT/data recipient test support), site support costs (including dual-site production and single-site quality assurance and intraday test environment support, operators and quality assurance analysts), costs of communications equipment and after-hours report preparation

(including preparation of daily/monthly transaction and statistics reports), development manpower costs (including resources for scheduled systems modifications/enhancements reviewed at the quarterly Technical and Policy Committee meetings), allocated costs (including costs associated with the shared development test environment and Common Software, Throughput Monitor and Afterhours software) and the costs for any other goods or services that are rendered by SIAC hereunder. At CTA's request and expense, SIAC's Cost shall be certified by SIAC's independent outside auditors.

EIGHTH: This Agreement shall be effective commencing on the first day upon which: (i) it has been executed by PARTICIPANT and SIAC; and (ii) the CTA Plan becomes effective as to PARTICIPANT under Section XIV(d) thereof, and shall remain in full force and effect unless and until SIAC is replaced as Processor, provided, however, that it may be earlier terminated as provided in this Article EIGHTH and in the CTA Plan.

This Agreement may be terminated at the option of SIAC in the event that PARTICIPANT defaults in the payment or timely performance of any of its duties or obligations under this Agreement and such default continues for a period of thirty (30) days in the case of failure to make payments, and ninety (90) days in the case of any other default, after written notice from SIAC to PARTICIPANT specifying the default. The right of termination provided herein is in addition to any other remedy at law or in equity available to SIAC. Any termination of this Agreement pursuant to the provisions of this paragraph shall be effected by SIAC giving PARTICIPANT written notice, specifying the effective date of termination.

Without limiting the foregoing, this Agreement shall terminate on such date as PARTICIPANT withdraws from the CTA Plan pursuant to Section XIV(a) thereof, or otherwise ceases to be subject to, or qualified to participate in, the CTA Plan.

In the event that SIAC is replaced as the Processor, or this Agreement is earlier terminated as provided herein or in the CTA Plan, or PARTICIPANT withdraws from the CTA Plan or otherwise ceases to be subject to, or qualified to participate in, the CTA Plan, SIAC shall be reimbursed by PARTICIPANT for: (i) PARTICIPANT's "Proportionate Share" (as such term is defined in the "Capacity Management Process for CTS and Payment for Services" section of Exhibit A) of SIAC's nonrecoverable costs for providing services to all Participants that extend

beyond the applicable termination date of this Agreement; and (ii) on SIAC's written request, an amount equal to the cost of employee benefits and other related costs payable by SIAC in connection with terminating one or more SIAC employees to the extent that such costs are attributable to SIAC ceasing to provide services to PARTICIPANT hereunder ("SIAC's Employee Termination Costs"). Upon PARTICIPANT's written request, SIAC shall provide PARTICIPANT with a written statement setting forth SIAC's then current nonrecoverable costs per month for each month after the applicable termination date of this Agreement. PARTICIPANT's obligation to reimburse SIAC hereunder shall be paid in a lump sum as of the applicable termination date of this Agreement. SIAC shall use commercially reasonable efforts consistent with sound business practices to reduce its nonrecoverable costs, and to the extent it is able to do so the amount it is entitled to be reimbursed by PARTICIPANT hereunder shall be reduced proportionally, or, if such reimbursement has already been paid by PARTICIPANT, a proportional refund shall be made.

The provisions of Articles FOURTH, FIFTH, SEVENTH, EIGHTH, NINTH, TENTH and ELEVENTH and the last sentence of Article FIRST shall survive any termination of this Agreement.

NINTH: SIAC shall not be liable to PARTICIPANT in respect of any nonperformance, or any delay or interruption in the performance, of any term or condition of this Agreement, or of the CTA Plan, due to acts of God, the public enemy, laws, statutes, directives or orders of the United States government, of any court or of any public agency or authority having jurisdiction, delay in performance, or failure to perform, by any supplier of any equipment or facility used in the performance of the services to be rendered by SIAC, fire, flood, epidemic, quarantine, strikes, labor disputes, freight embargoes, and other causes of a similar nature.

TENTH: Any dispute or controversy between the parties relating to the breach or alleged breach of this Agreement shall be promptly submitted to arbitration in New York, New York in accordance with the rules of the American Arbitration Association then obtaining and judgment upon any award rendered may be entered in any court having jurisdiction. Solely for the purposes hereof, each of the parties hereto hereby submits to the jurisdiction of the courts of the State of New York.

ELEVENTH: This Agreement shall be subject at all times to the applicable provisions of the Securities Exchange Act of 1934, as amended, the rules and regulations thereunder and the CTA Plan.

All references in this Agreement to Sections of the CTA Plan are based on the version of the CTA Plan in effect at the time this Agreement is executed by the parties. In the event that such referenced Sections are deleted, amended and/or renumbered in any later restatements of, or amendments to, the CTA Plan (referred to collectively as a "Revised CTA Plan"), then the Section numbers referenced herein shall be deemed to be deleted, amended and/or renumbered, respectively, in accordance with the provisions of such Revised CTA Plan.

TWELFTH: The address of each of the parties hereto for the purpose of any notice provided for herein or in the CTA Plan is as follows:

SECURITIES INDUSTRY AUTOMATION CORPORATION

2 MetroTech Center

Brooklyn, New York 11201

Attention:

National Association of Securities Dealers, Inc.

____

____

Attention:

This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of New York.

IN WITNESS WHEREOF, the parties hereto have caused these presents to be executed as of the day and year first above written.

NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC.	SECURITIES INDUSTRY AUTOMATION CORPORATION
BY ____________________________	BY
NAME_________________________	NAME
TITLE _________________________	TITLE

EXHIBIT A

CAPACITY PLANNING PROCESS FOR

THE CONSOLIDATED TAPE SYSTEM ("CTS")

This Exhibit A sets forth a capacity planning process for CTS and includes certain procedures to facilitate that process. The capacity planning process will be done on a semi-annual basis and will cover the then current six-month period and each of the next three six-month periods, with each six-month period commencing on January 1st and July 1st, as appropriate (referred to collectively as the "Capacity Planning Period"), provided however that, notwithstanding the foregoing, the first Capacity Planning Period shall cover the then current six-month period and each of the next four six-month periods. The first Capacity Planning Period will begin on January 1, 2003.

All information specified in this Exhibit A that is required to be submitted by each of the Participants to SIAC, by SIAC to each of the Participants, and by the Consolidated Tape Association/Consolidated Quotation Operating Committee ("CTA/CQOC") to SIAC, shall be submitted within the time frames and in accordance with the dates set forth in the capacity planning process calendar initially established by the CTA/CQOC and attached hereto as Attachment 1. Attachment 1 may be modified from time to time by the CTA/CQOC.

PROJECTED CTS CAPACITY REQUIREMENTS

Each Participant's "Projected CTS Capacity Requirements" shall consist of the following two components:

3. the projected peak CTS messages per second for such Participant calculated on a one-minute moving average (the minute during the day with the highest number of CTS messages per second) which shall be referred to as the "Projected Peak CTS One-Minute MPS", and

4. the projected peak total CTS transactions per day for such Participant.

Each Participant's Projected CTS Requirements for both of these components shall include whatever buffer factor the Participant deems adequate for its needs and shall reflect the Participant's anticipated requirements as of the beginning of each six-month period in the applicable Capacity Planning Period.

Each Participant shall develop and submit to SIAC in writing both an "initial" and a "final" set of Projected CTS Capacity Requirements as of the beginning of each six-month period in the applicable Capacity Planning Period. Once SIAC receives the initial Projected CTS Capacity Requirements from all the Participants, SIAC will aggregate both components – the Projected

Peak CTS One-Minute MPS and the projected peak total CTS transactions per day – to determine the initial Projected CTS Capacity Requirements for all Participants. SIAC will notify each Participant in writing of a) the initial Projected CTS Capacity Requirements for all Participants; and b) the percentage of the initial Projected Peak CTS One-Minute MPS for all Participants that is attributable to such Participant.

Once each Participant receives the initial Projected CTS Capacity Requirements for all Participants and the percentage of the initial Projected Peak CTS One-Minute MPS for all Participants that is attributable to such Participant, each such Participant shall advise SIAC in writing of its final individual Projected CTS Capacity Requirements. SIAC will then notify each Participant in writing of: a) the final Projected CTS Capacity Requirements for all Participants; and b) the percentage of the final Projected Peak CTS One-Minute MPS for all Participants that is attributable to such Participant.

SIAC will not disclose to any Participant the initial or final individual capacity projections of any other Participant or the percentage of the Peak CTS One-Minute MPS attributable to any other Participant.

In the event that a Participant fails to notify SIAC of its final Projected CTS Capacity Requirements within the required time frame, then such Participant's final Projected CTS Capacity Requirements for: a) each six-month period for which the required notice was not given on a timely basis, shall be deemed to be the same as that for the latest six-month period covered by the Participant's most recent final Projected CTS Capacity Requirements provided to SIAC within the required time frame; and b) each six-month period for which the required notice was previously given on a timely basis shall remain the same.

CTS SYSTEM CAPACITY CHANGES

The determination whether or not to implement "CTS System Capacity Changes," as such term is defined in the following paragraph, in accordance with the provisions of this Section, shall be made on a semi-annual basis.

SIAC shall, on a periodic basis, determine and inform each Participant in writing of the total amount of the then-current CTS System capacity available for each of the two capacity components – the Peak CTS One-Minute MPS and the peak total CTS transactions per day (referred to as "Total System Capacity"). "CTS System Capacity Changes" shall mean any changes that the CTA/CQOC may from time-to-time authorize SIAC to make in order to increase or decrease Total System Capacity, including any required ancillary systems and network capacity changes.

The Projected CTS Capacity Requirements for all Participants shall be referred to as the "Base Capacity." The amount, if any, by which Total System Capacity exceeds Base Capacity shall be referred to as "Excess Capacity". The amount, if any, by which Total System Capacity is less than the Base Capacity shall be referred to as "Deficit Capacity". At the time that SIAC notifies each Participant of the initial and final Projected CTS Capacity Requirements for all Participants, SIAC shall also determine, based on such initial and final capacity projections, respectively, and

advise each Participant in writing of, the amount of any projected Excess Capacity and/or any projected Deficit Capacity at the beginning of each six-month period in the applicable Capacity Planning Period.

The CTA/CQOC shall determine and advise SIAC in writing of any changes (i.e., increases or decreases) that it proposes be made to the Total System Capacity provided, however, that any such proposed changes must result in the Total System Capacity meeting or exceeding the Base Capacity. SIAC will then develop a proposal, and submit it in writing to each Participant, which proposal will include the CTS System Capacity Changes and the timeframe and estimated costs for implementing them. SIAC shall notify each Participant in writing of its "Proportionate Share" (as such term is defined in the following Section of this Exhibit A) of the estimated costs set forth in such proposal. If the SIAC proposal is accepted, such acceptance will be set forth in the minutes of the applicable CTA/CQOC meeting. SIAC will then implement such CTS System Capacity Changes. Such CTS System Capacity Changes implemented by SIAC may, in SIAC's discretion, reasonably exercised, result in creating some additional amount of Excess Capacity.

CAPACITY MANAGEMENT PROCESS FOR CTS AND

PAYMENT FOR SERVICES

Each Participant's "Proportionate Share" shall be the percentage of the final Projected Peak CTS One-Minute MPS for all Participants that is attributable to such Participant. A Participant's Proportionate Share shall remain in effect until the next CTS System Capacity Change is implemented, provided, however, that such Proportionate Share may change from time to time in accordance with the provisions set forth in the following two Sections of this Exhibit A. SIAC will bill each Participant directly, and each Participant shall pay SIAC, for the services rendered to it by SIAC pursuant to the CTA Plan Processor Agreement between SIAC and such Participant. The cost for such services shall be such Participant's Proportionate Share of the cost of the services rendered by SIAC to all Participants, unless otherwise agreed to by SIAC and the CTA/CQOC. Each Participant shall be entitled to use its Proportionate Share of the Base Capacity and the Excess Capacity, if any, of the CTS System at no additional cost. If, however, the report(s) generated by SIAC setting forth daily CTS System activity for Participants shows that a Participant's actual Peak CTS One-Minute MPS exceeds such Participant's Proportionate Share of the Base Capacity and the Excess Capacity, if any, (e.g., via dynamic throttling) such Participant may be required, in accordance with the provisions set forth in Attachment 2, to: a) pay a penalty to SIAC in the amount set forth in Attachment 2; and b) increase its capacity projections in the next Capacity Planning Period to reflect at least such actual Peak CTS One-Minute MPS. Any such penalty shall be divided and distributed to each of the other Participants in accordance with their Proportionate Share.

PURCHASE OF CAPACITY

Without limiting the generality of the foregoing, a Participant may increase its Proportionate Share of the Base Capacity by purchasing all or a portion of the "Available Base Capacity" (as

such term is defined in Item 1, below) and/or Excess Capacity, if any, subject to the following:

1. A Participant wishing to purchase Capacity shall advise SIAC in writing of the amount of Capacity (expressed as CTS One-Minute MPS) it wishes to purchase. A Participant shall only be entitled to purchase Capacity (and such request shall only be filled) if, and to the extent that: a) there are any currently outstanding unfilled request(s) from other Participant(s) to decrease Base Capacity (referred to as "Available Base Capacity"); and/or b) there is Excess Capacity. Furthermore, all requests to purchase Capacity shall be filled first through any Available Base Capacity, and second through any Excess Capacity. All Participant requests to purchase Capacity shall be filled on a "first come, first served" basis.

2. Within two (2) trading days of receipt of such notice, SIAC shall confirm the request directly with such Participant. SIAC shall fill the request if, and to the extent that, there is sufficient Available Base Capacity and/or Excess Capacity. SIAC shall then notify all Participants in writing of: a) the amount of Available Base Capacity and/or Excess Capacity that remains, if any; and/or b) the amount by which any Participant request(s) to increase Capacity remain unfilled.

3. A Participant's request to increase Capacity shall remain outstanding until filled, or cancelled by such Participant, or the next CTS System Capacity Change, whichever occurs first. Whenever a request is cancelled, SIAC shall then notify all Participants in writing whether, and the extent to which, any Participant request(s) to increase Capacity remain in effect.

4. SIAC will not disclose to any other Participant the Participant(s) that have requested purchasing, and/or that have purchased, Capacity.

5. Whenever a Participant purchases Available Base Capacity such Participant's Proportionate Share of the Base Capacity shall be increased accordingly, effective on the first trading day that SIAC implements the requisite technical changes to reflect the changes in such Participant's Base Capacity. As of such date, the payment due and owing for services rendered by SIAC to that Participant pursuant to the CTA Plan Processor Agreement between SIAC and such Participant shall be increased to the extent of the resulting increase in that Participant's Proportionate Share. SIAC shall notify such Participant of its new Proportionate Share and the effective date of such change.

6. Whenever a Participant purchases a portion (or all) of the Excess Capacity, such Participant's Proportionate Share of the Base Capacity shall be increased accordingly, effective on the first trading day that SIAC implements the requisite technical changes to reflect the changes in such Participant's Base Capacity. As of such date: x) the payment due and owing for services rendered by SIAC to that Participant pursuant to the CTA Plan Processor Agreement between SIAC and such Participant shall be increased to the extent of the resulting increase in that Participant's Proportionate Share; and y) there shall be a corresponding reduction in: (i) each of the other Participant's Proportionate Share of the Base Capacity; and (ii) the payment due and owing for services rendered by SIAC to the other Participants pursuant to the CTA Plan Processor Agreements between

SIAC and each of the other Participants to the extent of the resulting decrease in each such Participant's Proportionate Share. SIAC shall notify each Participant of its new Proportionate Share and the effective date of such change.

REDUCTION OF BASE CAPACITY

Without limiting the generality of the foregoing, a Participant may be entitled to decrease its Proportionate Share by reducing its Base Capacity, subject to the following:

1. A Participant wishing to reduce its Base Capacity shall advise SIAC in writing of the amount of its Base Capacity it wishes to decrease (which decrease shall be expressed as CTS One-Minute MPS). A Participant shall only be entitled to decrease its Base Capacity (and such request shall only be filled) if, and to the extent that, there are any currently outstanding unfilled requests from other Participant(s) to increase Capacity. All Participant requests to decrease Base Capacity shall be filled on a "first come, first served" basis.

2. Within two (2) trading days of receipt of such notice, SIAC shall confirm the request directly with such Participant. SIAC shall fill the request if, and to the extent that, there are any currently outstanding unfilled requests from other Participant(s) to increase Capacity. SIAC shall then notify all Participants in writing of: a) the amount of Available Base Capacity that remains, if any; and/or b) the amount by which any Participant request(s) to decrease Base Capacity remain unfilled.

3. A Participant's request to decrease Base Capacity shall remain outstanding until filled, or cancelled by such Participant, or the next CTS System Capacity Change, whichever occurs first. Whenever a request is cancelled, SIAC shall then notify all Participants in writing whether, and the extent to which, any Participant request(s) to decrease Base Capacity remain in effect.

4. SIAC will not disclose to any other Participant the Participant(s) that have requested decreasing, and/or that have decreased, Base Capacity.

5. Whenever a Participant reduces its Base Capacity pursuant to this Section, such Participant's Proportionate Share of the Base Capacity shall be decreased accordingly, effective on the first trading day that SIAC implements the requisite technical changes to reflect the changes in such Participant's Base Capacity. As of such date, the payment due and owing for services rendered by SIAC to that Participant pursuant to the CTA Plan Processor Agreement between SIAC and such Participant shall be decreased to the extent of the resulting decrease in that Participant's Proportionate Share. SIAC shall notify such Participant of its new Proportionate Share and the effective date of such change.

ATTACHMENT 1 TO EXHIBIT A

CTS/CQS Capacity Planning Process Calendar – Baseline
(Approximately 3.5 Calendar Months)

Year	Capacity Planning Period* (1/2)	Step #	Description	Duration (Trading Days)	Start Date	End Date
		1	SIAC requests initial capacity projections from Participants via email	1	1st trading day in 3rd month of applicable Capacity Planning Period	1st trading day in 3rd month of applicable Capacity Planning Period
		2	Participants submit initial capacity projections to SIAC via email	10		
		3	SIAC advises each Participant of initial capacity projections for all Participants, current system capacity, and any projected Excess and/or Deficit Capacity, via email	5		
		4	Participants submit final capacity projections to SIAC via email	15		
		5	SIAC advises each Participant of final capacity projections for all Participants, current system capacity, and any projected Excess and/or Deficit Capacity, via email	5		
		6	At a meeting of the CTA/CQOC at which SIAC is present, the CTA/CQOC will determine and then advise SIAC in writing (i.e., by minutes of such meeting) of any changes it proposes to the amount of Total System Capacity	5		
		7	- SIAC submits a proposal to each Participant, including System Capacity Changes and estimated timeframes and costs for implementing them, via email - SIAC advises each Participant of its "Proportionate Share" of the estimated costs in the proposal via email	20		
		8	At a meeting of the CTA/CQOC at which SIAC is present, the CTA/CQOC will decide and then advise SIAC in writing (i.e., by minutes of such meeting) if it accepts the SIAC proposal	10		

* Capacity Planning Period = begins January 1st to June 30th (1) or July 1st to December 31st (2)

ATTACHMENT 2 TO EXHIBIT A

CTS/CQS Capacity Process – Penalties for Exceeding Proportionate Share

Scenario	Description	Penalty	Increase Projections
Participant System Problem/Recovery	Participant's actual peak One-Minute MPS exceeds its Proportionate Share for 5 consecutive minutes artificially (e.g., due to draining of queued data following a system recovery).	None	No
Occasional (inconsistent)	Participant's actual peak One-Minute MPS exceeds its Proportionate Share for 5 consecutive minutes on no more than three days during any 6-month period.	None	No
Regular	Participant's actual peak One-Minute MPS exceeds its Proportionate Share for 5 consecutive minutes on multiple days during a month: d) from 3 to 5 days e) from 6 to 10 days f) more than 10 days	d) Participant billed 125% of its daily costs for each applicable day e) Participant billed 150% of its daily costs for each applicable day f) Participant billed 200% of its *monthly* costs for the applicable month	d) No e) Yes – to be determined f) Yes – next Capacity Planning Period

Notes: 1. SIAC reports containing CTS/CQS daily/monthly activity by Participant will be used to determine if any of the above penalty criteria have been met.

2. SIAC will notify a Participant in the event it is required to pay a penalty.

3. Participant penalties will be distributed to the other Participants based on each Participant's Proportionate Share.

4. Monthly invoices sent by SIAC to the Participants will include the CTS/CQS total monthly costs, that Participant's Proportionate Share, any penalties to be paid by that Participant, any redistribution of penalties paid by other Participant(s) and the number of Participants who paid penalties.

- Participant's Monthly Costs are Total Monthly Costs multiplied by Participant's Proportionate Share.
- Participant's Daily Costs are Participant's Monthly Costs divided by the number of trading days in that month.

EXHIBIT C

FORMS OF VENDOR CONTRACT

A. **Network A Vendor Agreement**

B. **Network B Vendor Agreement**

EXECUTION FORM

NEW YORK STOCK EXCHANGE, INC.
AGREEMENT FOR RECEIPT AND USE OF
CONSOLIDATED NETWORK A DATA AND NYSE MARKET DATA

AGREEMENT made as of the ____ day of _________, 20__ between the executing person* ("Customer") and New York Stock Exchange, Inc. ("NYSE") acting on behalf of the Authorizing SROs* as Paragraph 12 describes.

RECITAL

The Authorizing SROs act (1) cooperatively pursuant to the "CTA Plan"[1] and the "CQ Plan"[2] (collectively, the "Plans") and on behalf of Other Data Disseminators*, and (2) individually on their own behalves, to facilitate the dissemination of the following categories of information:

Network A* Last Sale Price Information*
Network A Quotation Information*
NYSE Market Information*
Other Market Information*
Delayed Last Sale Price Information*

(This Agreement refers to such information collectively as "Market Data" and refers to each category of such information as

---

* Whenever an asterisk follows the first use of a term, Paragraph 1 of this Agreement refers to or defines that term.

[1] The CTA Plan was filed with the Securities and Exchange Commission (the "Commission") by certain of the Authorizing SROs pursuant to Rule 17A-15 (later amended and renumbered as Rule 11Aa3-2) under the Securities Exchange Act of 1934, as amended (the "1934 Act"). The Commission declared the CTA Plan effective as of May 17, 1974.

[2] The CQ Plan was filed with the Commission by certain of the Authorizing SROs for the purpose of implementing Rule 11Ac1-1 under the 1934 Act. The Commission approved the CQ Plan on July 28, 1978.

a "Type of Market Data".) The Authorizing SROs authorize NYSE to enter into this Agreement to permit Customer to receive and redisseminate and/or otherwise use Market Data on a non-exclusive basis, and to perform or provide the Services*, (1) to the extent, for the purposes, and in the manner, specified in Exhibit A and (2) only in accordance with and subject to this Agreement. This Agreement incorporates Exhibit A.

TERMS AND CONDITIONS

Customer and the Authorizing SROs by NYSE acting on their behalf agree as follows:

PART I: MARKET DATA ACCESS AND USE

1. DEFINITIONS

(a) "Authorizing SRO(s)" mean each of the national securities exchanges, and the national securities association, that are signatories to either or both Plans. (This agreement refers to any such signatory as a "Participant".)

(b) "Customer Affiliate" means any person identified in Exhibit A (i) that receives one or more Services and (ii) as to which NYSE has made the "control relationship" determination that Paragraph 8(b) describes.

(c) "Data Recipient" means any person that is authorized in accordance with Paragraph 5 to receive one or more Types of Market Data from Customer acting pursuant to this Agreement.

(d) "Delayed Last Sale Price Information" means Last Sale Price Information that has been delayed for such period (the "Delay Period") as NYSE specifies on 60 days' written notice.

(e) "Disseminating Party" means "CTA" and the "Operating Committee" (as defined in the CTA and CQ Plans, respectively), each member of CTA and the Operating Committee, each Authorizing SRO, each facilities manager for the dissemination of one or more Types of Market Data (e.g., the "Processor" as defined in the Plans), each Other Data Disseminator, each of their respective directors, governors, officers, employees and affiliates, and each director, officer and employee of each such affiliate.

(f) "Indirect Access" means access to one or more of the Authorizing SROs' Transmission Facilities through an intermediary and in a manner that (i) allows the access recipient to control the redistribution of Market Data or (ii) precludes the access provider (A) from exercising entitlement controls over the access recipient's use of Market Data in a manner that is satisfactory to NYSE, or (B) from otherwise fulfilling its reporting obligations under its agreement with the Authorizing SROs. (This Agreement provides terms and conditions pursuant to which Customer may provide and/or receive Indirect Access.)

(g) "Indirect Access Service" refers to Customer's provision of Market Data to a Data Recipient in compliance with Exhibit A and in a manner that NYSE, acting in its sole discretion, determines to constitute Indirect Access to the Transmission Facilities.

(h) "Interrogation Device" means any terminal or other device, including, without limitation, any computer, data processing equipment, communications equipment, cathode ray tube, monitor or audio voice response equipment, technically enabled to display, transmit or otherwise communicate, upon inquiry, Market Data in visual, audible or other comprehensible form.

(i) "Interrogation Service" means any service that permits retrieval of one or more Types of Market Data by means of an Interrogation Device.

(j) "Last Sale Price Information" means (i) the last sale prices reflecting completed transactions in Network A Eligible Securities or Non-Eligible Securities, (ii) the volume and other information related to those transactions, (iii) the identifier of the Authorizing SRO furnishing the prices, and (iv) other related information.

(k) "Market Minder" means any Service provided by a Vendor* by means of an Interrogation Device or other display which (i) permits monitoring, on a dynamic basis, of Last Sale Price Information and/or Quotation Information in respect of a particular security, and (ii) displays the most recent Last Sale Price Information or Quotation Information with respect to that security until such information has been superseded or supplemented by the display of new Last Sale Price Information reflecting the next reported transaction in that security and/or new Quotation Information reflecting updated bids or offers for that security.

(l) "Network A Eligible Security" has the meaning that the CTA Plan assigns to that term.

(m) "Network A Participant" means a Participant that makes available information relating to Network A Eligible Securities.

(n) "Non-Eligible Securities" include certain stocks, bonds, and other securities, that are not Eligible Securities and that are admitted to dealings on a Network A Participant that is a national securities exchange.

(o) "NYSE Market Information" includes Last Sale Price Information and Quotation Information relating to Non-Eligible Securities that are admitted to dealings on NYSE, index information that NYSE makes available and such other categories of information as NYSE or an Other Data Disseminator may make available and NYSE may from time to time identify.

(p) "Other Data Disseminators" means such:

(i) "other reporting parties" (as the CTA Plan defines that term); and

(ii) other non-Participant parties that make market information available over the Transmission Facilities, or that have a proprietary interest in the index information that a Participant makes available pursuant to the CTA Plan,

as NYSE may from time to time identify.

(q) "Other Market Information" includes such:

(i) Last Sale Price Information and Quotation Information relating to Non-Eligible Securities that are admitted to dealings on a Network A Participant other than NYSE;

(ii) index information that a Network A Participant other than NYSE makes available pursuant to the CTA Plan; and

(iii) other categories of information as a Network A Participant other than NYSE, or an Other Data Disseminator, may make available,

as NYSE may from time to time identify.

(r) "Person" means a natural person or proprietorship, or a corporation, partnership or other organization.

(s) "Quotation Information" means (i) all bids, offers, quotation sizes, aggregate quotation sizes, identities of brokers or dealers making bids or offers and other information in respect of Network A Eligible Securities and Non-Eligible Securities; (ii) the identifier of the Authorizing SRO furnishing each bid or offer; (iii) each "consolidated BBO" (as the CQ Plan defines that term) in the foregoing information and any identifier associated therewith; (iv) each "ITS/CAES BBO" (as the CQ Plan defines that term) and any identifier associated therewith; and (v) related information.

(t) "Services" include both Subscriber Services* and Indirect Access Services.

(u) "Service Facilitator" means any person other than a "common carrier" (as defined in the Federal Communications Act) (i) that assists Customer as described and in the manner specified in Exhibit A in any aspect of Customer's receipt, dissemination or other use of Market Data (including any facilities manager, equipment operator, signal broadcaster or installation contractor) and (ii) as to which NYSE has made the "Service Facilitator" determination that Paragraph 8(a) describes.

(v) "Subscriber" means a recipient of one or more types of Market Data through a Ticker Display*, Interrogation Service, Market Minder Service, or other Market Data Service from a Vendor, another data redisseminator or the Authorizing SROs.

(w) "Subscriber Service" refers to any Interrogation, Ticker Display, Market Minder or other service involving the use of Market Data (other than an Indirect Access Service) that Customer may create and provide to its own officers, partners and employees and/or to other Data Recipients, all as Exhibit A describes.

(x) "Ticker Display" means a continuous moving display of Last Sale Price Information (other than a Market Minder) provided on an interrogation or other display device.

(y) "Transmission Facilities" include the data transmission facilities by which the Authorizing SROs make Market Data available pursuant to the Plans and such other data

transmission facilities by which one or more Authorizing SROs may make Market Data available as NYSE may from time to time identify.

(z) "Vendor" means any person engaged in the business of providing Subscriber Services and/or Indirect Access Services to brokers, dealers, investors or other persons.

2. PROPRIETARY INTERESTS - Customer understands and acknowledges, and shall assure that each Customer Affiliate and Service Facilitator (if any) understands and acknowledges, that each Authorizing SRO and Other Data Disseminator has a proprietary interest in the Market Data that originates on or derives from its markets or in its index information.

3. CUSTOMER ACCESS TO MARKET DATA

(a) DIRECT ACCESS - Customer may receive one or more Types of Market Data through direct access to (i.e., through direct computer-to-computer interface(s) with) the Transmission Facilities.

(b) INDIRECT ACCESS - Customer may receive one or more Types of Market Data through Indirect Access to the Transmission Facilities through an intermediary. However, Customer may do so only after NYSE notifies the intermediary in writing of NYSE's approval.

(c) ACCESS SPECIFICATIONS AND EXPENSES - Customer may receive one or more Types of Market Data as Paragraphs 3(a) and 3(b) provide solely as and to the extent described, and in the manner specified, in Exhibit A. Where Customer adds, deletes or substitutes either any intermediary or any means of access (i.e., either direct access or Indirect Access), NYSE must first approve the addition, deletion or substitution and any related changes as Paragraph 6 describes. Except as NYSE may explicitly undertake, no Authorizing SRO is responsible for any cost or expense, or for providing any circuit, necessary for Customer to receive or transmit Market Data.

4. SRO MODIFICATIONS - Upon as much notice as is reasonably practicable under the circumstances, the Authorizing SROs, without liability to Customer or to any other person, (a) may discontinue disseminating any or all Types of Market Data either at all or in any particular manner, (b) may change or eliminate any circuit(s) carrying any or all Types of Market Data, (c) may discontinue converting any or all Types of Market Data into electrical signal form and/or (d) may change the speed

or any other characteristic of the electrical signals representing any or all Types of Market Data.

5. CUSTOMER USE OF MARKET DATA

(a) PERMITTED USE OF DATA - Customer may receive and use a Type of Market Data pursuant to this Agreement solely as and to the extent described, and in the manner specified, in Exhibit A. Except as this Paragraph 5 describes, any redissemination or other use of that Type of Market Data is prohibited. Where NYSE has authorized Customer to provide one or more, but not all, Types of Market Data to a Data Recipient, Customer shall inhibit the provision of the unauthorized Type(s) of Market Data in the manner Exhibit A describes.

(b) SUBSCRIBER SERVICES - Customer may provide one or more Type(s) of Market Data to a Subscriber through a Subscriber Service solely as described and in the manner specified in Exhibit A and only pursuant to such one or more of the following requirements as NYSE specifies:

(i) if NYSE has notified Customer (by such means as NYSE may specify) that the person has entered into an appropriate agreement with NYSE that authorizes the person to receive and use the Type(s) of Market Data; or

(ii) while the person is a party to an effective agreement with Customer that includes terms and conditions in the form attached to this Agreement as Exhibit B (if any); or

(iii) Customer's compliance with such alternative or additional Subscriber Service requirements as NYSE may from time to time approve in writing.

Where Customer provides a Subscriber Service pursuant to clause (ii) or (iii) of this Paragraph 5(b), Customer shall assure that it has the ability to modify its agreements with Subscribers, and any alternative subscriber requirements, as NYSE may from time to time specify. Customer shall effect any such modification promptly, except that Customer may continue to provide a Subscriber Service to any existing Subscriber without effecting the modification for 90 days from that receipt. Customer shall discontinue its provision thereafter if the Subscriber has not agreed to the modification(s). Customer shall promptly describe to NYSE any breach by a Subscriber of the NYSE-prescribed portions of Customer's agreements with the

Subscriber, or of NYSE-prescribed alternative subscriber requirements, about which it may learn. Customer shall not in any way amend, supplement, or otherwise modify NYSE-prescribed provisions or requirements or vitiate those provisions or requirements by any collateral agreement or understanding, except as NYSE may otherwise agree in writing.

(c) INDIRECT ACCESS SERVICES - NYSE will determine in its sole discretion whether the manner in which Customer intends to provide one or more Types of Market Data to other persons constitutes an Indirect Access Service. Customer may provide an Indirect Access Service solely as described and in the manner specified in Exhibit A. Customer shall not provide any person with an Indirect Access Service unless NYSE has notified Customer that the person has entered into an appropriate agreement with NYSE authorizing the Indirect Access. Customer shall promptly notify NYSE whenever any person commences or ceases to receive an Indirect Access Service.

(d) DELAYED LAST SALE PRICE INFORMATION SERVICES - If Customer elects to provide Delayed Last Sale Price Information Services (as described, and in the manner specified, in Exhibit A), Customer shall:

(i) comply with any contract and fee collection requirements that NYSE may specify from time to time as to persons receiving Delayed Last Sale Price Information;

(ii) assure that each display of Delayed Last Sale Price Information conspicuously exhibits a statement indicating that the information has been delayed and the duration of the delay; and

(iii) assure that any advertisement, sales literature or other material promoting any Delayed Last Sale Price Information Service, and any agreement for that Service, includes such a statement in a conspicuous manner.

Customer shall assure that the statement is effected in the form and manner Exhibit A describes and in a manner that makes it readily visible to any person viewing the display or promotional material. In addition, Customer shall comply, and shall use its best efforts to cause Subscribers to comply, with any other reasonable regulation that NYSE may adopt from time to time to assure that viewers of Delayed Last Sale Price Information are not misled as to its nature.

(e) SECURITIES PROFESSIONAL EXCEPTION - Insofar as (i) NYSE determines that Customer is a securities professional (such as a registered broker-dealer or investment adviser) and (ii) Exhibit A does not otherwise permit Customer to provide Market Data to a particular person or branch office, Customer, solely in the regular course of its securities business, may occasionally furnish limited amounts of Market Data to its customers and clients and to its branch offices. Customer may do so notwithstanding anything to the contrary in this Paragraph 5 and subject to such additional limitations as NYSE may specify in writing. Customer may so furnish Market Data to its customers and clients who are not on Customer's premises solely (i) in written advertisements, educational material, sales literature or similar written communications or (ii) during telephone conversations not entailing the use of computerized voice synthesization, other electronic communication or similar technology. Customer may so furnish Market Data to its branch offices solely (i) as the preceding sentence permits or (ii) through manual entry over its communications network. Customer shall not permit any customer or client to take physical possession of any component of the equipment and software used for or in connection with any Service, except as Exhibit A may otherwise provide.

(f) PERMITTED CONNECTIONS OF TICKER DISPLAY DEVICES - Customer may connect approved Ticker Display devices to the Transmission Facilities solely (i) for persons, and at locations, that NYSE has approved for that purpose and (ii) as described and in the manner specified in Exhibit A. Customer shall assure that any Ticker Display device complies with all NYSE requirements for content, format and timeliness.

6. SERVICE AND SECURITY VARIATIONS AND SUPPLEMENTS - Customer shall submit for NYSE's approval a description of any proposed, non-trivial variation or supplement to or deletion from any receipt, redissemination, other use or display of Market Data or to any Market Data security safeguard. Customer shall not implement any such variation, supplement or deletion unless NYSE approves its description in writing, whereupon Exhibit A shall incorporate the description. Customer understands that NYSE may not approve a proposed variation, supplement or deletion and that it acts at its own risk if any significant effort is expended in development prior to NYSE's approval. Customer further understands that an approved variation or supplement may be subject to one or more additional or substituted charges payable pursuant to Paragraph 10.

PART II: SECURITY

7. TRANSMISSION AND EQUIPMENT SECURITY

(a) PROTECTION OF TRANSMISSIONS AND EQUIPMENT - Customer shall assure that Service-related data processing, transmission and communications equipment and software are arranged and protected so that, so far as reasonably possible, no person can have unauthorized access to Market Data.

(b) SECURITY BREACHES AND REVISION - Customer shall assure that the security safeguards that Exhibit A describes are enforced. If, in its sole discretion, NYSE determines that one or more persons have unauthorized access to Market Data, Customer shall, in accordance with Paragraph 6, take all steps necessary to alter the security safeguards and the manner of its receipt or transmission of Market Data so as to preclude the access. Customer shall provide NYSE with such evidence as NYSE may request regarding the adequacy of those steps. If NYSE determines those steps to be inadequate, Customer shall promptly comply with any writing instructing Customer to discontinue transmitting Market Data by the inadequately-safeguarded means.

(c) INSPECTION - Customer shall assure that any person authorized in writing by NYSE has access, at any reasonable time, to any premises of Customer, any Customer Affiliate, any Service Facilitator or any person to whom Customer provides Market Data. In the presence of officials in charge of the premises, the authorized person may (i) examine any component of equipment and software used for the purposes of this Agreement and located at the premises and (ii) observe the use of Market Data and all operations located or conducted at the premises, but solely to monitor compliance with this Agreement. This Paragraph 7(c) does not require Customer to disclose any proprietary information other than as Exhibit A discloses.

8. SERVICE FACILITATORS AND CUSTOMER AFFILIATES

(a) SERVICE FACILITATORS - NYSE will determine in its sole discretion whether any person assisting Customer for the purposes of this Agreement is a "Service Facilitator" and, therefore, is excused from entering into a separate agreement with NYSE. NYSE will base its determination upon such criteria as (i) the nature and quantity of the Service-related functions that the person performs and (ii)

the extent to which Customer owns, or is under common ownership with, the person. Customer shall not permit any person other than a common carrier to assist Customer in providing or performing any aspect of the Service unless (i) NYSE has determined the person to be a "Service Facilitator" and the person is acting in accordance with, and in the manner specified, in Exhibit A or (ii) the person has entered into an agreement with NYSE governing the assistance.

(b) CUSTOMER AFFILIATES - NYSE will determine in its sole discretion whether any "control relationship" between Customer and any person qualifies the person as a "Customer Affiliate" for the purposes of this Agreement. Subject to the charges to which Paragraph 10(a) refers and to the other applicable provisions of this Agreement, Customer may provide any Subscriber Service to partners or officers and employees of Customer Affiliates. For that purpose, any such partner, officer or employee is deemed "a partner, officer or employee of Customer".

(c) CUSTOMER'S GUARANTEE - Customer unconditionally guarantees that each Service Facilitator and Customer Affiliate (i) will fully comply with the provisions of this Agreement that protect against unauthorized access to Market Data, that relate to installation, maintenance and inspection, or that otherwise apply in respect of the Service Facilitator or Customer Affiliate to the same extent as if it had entered into this Agreement and (ii) will not cause Customer to fail to comply with this Agreement. Customer shall inform each Service Facilitator and Customer Affiliate of all relevant provisions of this Agreement and shall promptly provide NYSE with a full description whenever it learns that a Service Facilitator or Customer Affiliate has failed to so comply or has caused Customer to fail to comply.

(d) CURE AND DISCONTINUANCE OF ACCESS - Whenever NYSE notifies Customer in writing that it has determined that a Service Facilitator or Customer Affiliate has failed to act in accordance with, or in the manner specified in, this Agreement, Customer shall promptly cure the breach or rectify the failure. If NYSE so instructs, Customer shall discontinue giving Market Data access to the partners, officers and employees of the Customer Affiliate, or using the Service Facilitator, under this Agreement.

9. COOPERATION AS TO UNAUTHORIZED RECEIPT

(a) PREVENTION AND DISCOVERY - Customer shall use best efforts to assure that no "Unauthorized Recipient" obtains Market Data from Customer or from equipment and software that Customer uses for the Services. As to any Type of Market Data, an "Unauthorized Recipient" is any person other than a Data Recipient, Customer Affiliate or Service Facilitator in its authorized access to that Type of Market Data. If an Unauthorized Recipient does so obtain Market Data, Customer shall use its best efforts to ascertain the source and manner of acquisition, shall fully and promptly brief NYSE, and shall promptly pay the applicable amounts described in Paragraph 10. Customer shall otherwise cooperate and assist in any investigation relating to any unauthorized receipt of Market Data made available pursuant to this Agreement.

(b) CUSTOMER COOPERATION AND ASSIGNMENT - Any one or more Authorizing SROs may sue or otherwise proceed against any Unauthorized Recipient, including suing or proceeding to prevent the Unauthorized Recipient from obtaining, or from using, any Type of Market Data that it or they make available. If any one or more Authorizing SROs institute any suit or other proceeding against the Unauthorized Recipient, Customer, unless made a defendant in the suit or proceeding,

(i) shall assure that it and Customer Affiliates and Service Facilitators (if any) cooperate with and assist the Authorizing SRO(s) in the suit or proceeding in all reasonable respects, provided that the Authorizing SRO(s) reimburse Customer for reasonable out-of-pocket expenses; and

(ii) if the one or more Authorizing SROs so elect in writing, shall assure that all of Customer's, Customer Affiliates' and Service Facilitators' right, title and interest in the suit or proceeding and in its subject matter will be assigned to the Authorizing SRO(s).

If the one or more Authorizing SROs elect the assignment, it or they shall indemnify, hold harmless and defend Customer against any cost, liability or expense (including reasonable attorneys' fees) that arises out of or results from the suit or proceeding.

(c) THIRD PARTY SUITS AGAINST CUSTOMER - If any person brings a suit or other proceeding to enjoin Customer, any Customer Affiliate or any Service Facilitator from refusing to furnish any Type of Market Data to any Unauthorized Recipient, Customer shall promptly notify NYSE. The Authorizing SRO(s) that make that Type of Market Data available may intervene in the suit or proceeding in the name of Customer, the Customer Affiliate or the Service Facilitator, as appropriate, and, through counsel chosen by the intervening Authorizing SRO(s), may assume the defense of the action on behalf of Customer, the Customer Affiliate or the Service Facilitator. Intervening Authorizing SROs shall jointly and severally indemnify, hold harmless and defend Customer against any loss, liability or expense (including reasonable attorneys' fees) that arises out of or results from the suit or proceeding.

(d) WITHDRAWAL OF RECIPIENT APPROVAL - If NYSE notifies Customer in writing that the Authorizing SRO(s) have terminated the right of any authorized recipient to receive any Type of Market Data, Customer (i) shall cease furnishing that Type of Market Data to the person within five business days of the notice and (ii) shall, within ten business days, confirm the cessation, and inform NYSE of the cessation date, by notice.

(e) CUSTOMER INDEMNIFIED - If Customer refuses to furnish, or to continue to furnish, to any person any Type of Market Data solely because NYSE has notified Customer in writing that the Authorizing SRO(s) do not authorize, or no longer authorize, the person to receive that Type of Market Data, the Authorizing SRO(s) shall jointly and severally indemnify, hold harmless and defend Customer from and against (i) any suit or other proceeding that arises from the refusal and (ii) any liability, loss, cost, damage or expense (including reasonable attorneys' fees) that Customer incurs as a result of the suit or proceeding. The Authorizing SRO(s) shall have sole control of the defense of any such suit or proceeding and of all negotiations for its settlement or compromise. Customer's prompt notice to NYSE of any such suit or proceeding is a condition to Customer's rights under this Paragraph 9(e). Those rights do not apply when Customer ceases to furnish Market Data to a person, or in a manner, not authorized by NYSE.

PART III: PAYMENTS, RECORDS AND REPORTS

10. PAYMENTS

(a) GENERAL CHARGES - Customer shall pay NYSE in United States dollars the applicable charge(s) from time to time

in effect. Customer shall pay any amounts due in accordance with such procedures, and within such time parameters, as NYSE may specify from time to time and shall pay any applicable tax (excluding any income tax imposed on any Authorizing SRO in respect of any such amount). The Authorizing SROs will provide Customer with 30 days' notice of any changes in the charge(s) payable by Customer.

(b) CHARGES FOR UNAUTHORIZED INSTALLATIONS - If NYSE notifies Customer that it has determined in its sole discretion that Customer has made any unauthorized or unreported provision or use of Market Data made available to Customer under this Agreement (including the improper receipt described in Paragraph 10(d)), Customer shall pay (i) any applicable charge(s) that would have been imposed on Customer, a Data Recipient or an Unauthorized Recipient in respect of a provision or use, whether by Customer or by a Data Recipient or Unauthorized Recipient, had it been authorized or reported and (ii) an administrative fee equal to ten percent of those charges. Customer's payment obligations apply regardless of whether a person responsible for an unauthorized provision or use received the Market Data from Customer directly or from a person in the chain of dissemination that began with an unauthorized provision or use by Customer. The Authorizing SROs reserve the right to recover punitive damages for any deliberate breach of good faith and the like.

(c) INTEREST ON UNPAID AMOUNTS - If Customer has not paid any amounts payable pursuant to Paragraph 10(a) within the applicable time parameters, Customer shall pay interest on the unpaid amount. That interest begins to accrue on the 31st day after the payment's due date. Customer shall also pay interest in respect of amounts payable pursuant to Paragraph 10(b)(i). That interest begins to accrue as of the date on which the amount would have been payable had the provision or use of Market Data been properly authorized or reported. The interest payable under this Paragraph 10(c) will equal the lesser of (i) one and one-half percent per month and (ii) the maximum rate of interest that applicable law permits.

(d) SUBROGATION AND RETURNS - If Customer has paid all amounts due in respect of any Unauthorized Recipient (i) Customer becomes subrogated to all rights of the Authorizing SROs to recover amounts from the Unauthorized Recipient and (ii) NYSE will return to Customer any amounts subsequently received from the Unauthorized Recipient, less any associated collection and administrative expenses.

11. RECORDS AND REPORTS

(a) RECORDS MAINTENANCE AND PRESERVATION - Customer shall maintain such billing records, reports, information, subscriber agreements and other documents as NYSE may reasonably require from time to time to permit the Authorizing SROs to bill for applicable charges and to monitor compliance with this Agreement. Customer shall have the ability to retrieve each such item as it applies to any NYSE-specified criterion, such as a particular Service, Data Recipient, location or account number. Customer shall preserve each such item for not less than three years.

(b) ACCESS TO RECORDS - During the term of this Agreement and for three years thereafter, Customer shall assure that any authorized representative of NYSE is able (i) to examine Customer's books and records relating to the Services (including, among other items, the items Customer must maintain pursuant to Paragraph 11(a)), (ii) to copy those books and records and extract information from them and (iii) to otherwise perform any auditing functions necessary to verify Customer's compliance with this Agreement.

(c) REPORTING - NYSE may from time to time require Customer to furnish or report all or some of the items that Paragraph 11(a) requires Customer to maintain. Customer understands that NYSE may require Customer (i) to so furnish or report some or all of those items upon occurrences of specified events and/or on a periodic basis and (ii) to provide detailed summaries. At the request of NYSE, Customer shall have audited, by an independent certified public accountant satisfactory to NYSE, a list of all Data Recipients and any other reasonably requested list, report or information relating to Customer's redissemination or other use of Market Data. Customer shall comply with this Paragraph 11(c) by such methods, in such format and within such time parameters as NYSE may reasonably specify.

(d) RELIABILITY OF CUSTOMER'S RECORDS - Customer shall use its best efforts (including the insertion of appropriate terms in Customer's agreements with Data Recipients, Customer Affiliates and Service Facilitators) to assure that Customer is supplied with timely, complete and accurate information so that Customer, in complying with this Paragraph 11, maintains and supplies NYSE with timely, complete and accurate information. Those efforts shall include the use of such entitlement controls as Exhibit A may describe. NYSE recognizes that certain information is beyond Customer's control (such as information identifying Service-related equipment and

software that Customer has not supplied, installed or made available). Subject to the best efforts requirement of this Paragraph 11(d), Customer's obligations under this Paragraph 11 apply to information of this type only to the extent Customer has received it.

PART IV: PROVISIONS OF GENERAL APPLICABILITY

12. NYSE CAPACITIES - In respect of Network A Last Sale Price Information and Network A Quotation Information, NYSE acts, and receives payments, information and notices, under this Agreement in the one or more capacities for which the Plans provide. In respect of NYSE Market Information, NYSE so acts or receives solely on its own behalf. In respect of Other Market Information, NYSE so acts or receives on behalf of the Network A Participants or Other Data Disseminators that make that information available.

13. PROHIBITED USE AND PATENT INDEMNIFICATION - Customer shall indemnify, hold harmless and defend each Disseminating Party from and against any suit or other proceeding at law or in equity, claim, liability, loss, cost, damage, or expense (including reasonable attorneys' fees) incurred by or threatened against the Disseminating Parties that arises out of or relates to

(a) any use of Market Data other than as this Agreement provides by Customer, a Customer Affiliate or a Service Facilitator, or

(b) any claim that either any component of the equipment and software used for the purposes of this Agreement (excluding any equipment and software Customer or Service Facilitators (if any) do not supply, install or make available to, or operate or maintain for, a Data Recipient) or the manner of the use made of the component or of Market Data provided pursuant to this Agreement infringes any United States or foreign patent or copyright or violates any other property right.

NYSE's provision to Customer of prompt written notice of the suit or proceeding is a condition to Customer's obligations under the preceding sentence. Customer shall have sole control of the defense of the suit or proceeding and all negotiations for its settlement or compromise.

14. DATA NOT GUARANTEED - The Disseminating Parties do not guarantee the timeliness, sequence, accuracy or completeness of Market Data made available, or of other market information or messages disseminated, by any Disseminating Party. No Disseminating Party will be liable in any way to Customer or to any other person for

(a) any inaccuracy, error or delay in, or omission of, (i) any such data, information or message, or (ii) the transmission or delivery of any such data, information or message, or

(b) any loss or damage arising from or occasioned by (i) any such inaccuracy, error, delay or omission, (ii) non-performance, or (iii) interruption in any such data, information or message,

due either to any negligent act or omission by any Disseminating Party or to any "Force Majeure" (i.e., any flood, extraordinary weather conditions, earthquake or other act of God, fire, war, insurrection, riot, labor dispute, accident, action of government, communications or power failure, or equipment or software malfunction) or any other cause beyond the reasonable control of any Disseminating Party.

15. NO SPONSORSHIP - Customer shall assure that neither Customer nor any Customer Affiliate or Service Facilitator represents, either directly or indirectly, that any Disseminating Party sponsors or endorses in any manner Customer, any other person, any particular use of Market Data or any equipment and software.

16. ARBITRATION - The parties shall settle any controversy or claim arising out of or relating to this Agreement, or to its breach or alleged breach, by arbitration in New York, New York under the Commercial Arbitration Rules of the American Arbitration Association. The arbitrator(s) may issue injunctive and other equitable relief, but may not modify this Agreement. Either party may enter in any court having jurisdiction judgment upon any award that the arbitrator(s) render. For the purposes of so entering any such judgment, each party submits to the jurisdiction of the courts of the State of New York. Nothing in this Paragraph 16 derogates any right Customer, any Authorizing SRO, or any other person may have to appeal to the Securities and Exchange Commission any action taken or any failure to act under the 1934 Act, or any of its rules, or to pursue any claim relating to the unauthorized publication or use of communications under the Communications

Act of 1934, as amended, at any time, whether before or after the commencement of any arbitration proceeding.

17. EFFECTIVE DATE AND TERMINATION - Upon its execution by each party, this Agreement becomes effective as of the date first above written. Upon becoming effective, this Agreement supersedes each previous agreement between the parties relating to any receipt or use of Market Data that Exhibit A describes. This Agreement continues in effect until terminated as this Paragraph 17 provides. Subject to Paragraph 4, either Customer or NYSE may terminate this Agreement as to one or more Types of Market Data on 30 days' written notice to the other. In addition, this Agreement terminates upon NYSE's withdrawal from the Plans. NYSE shall give Customer 30 days' written notice of any such withdrawal. Insofar as Customer receives access to Transmission Facilities by means of one or more interfaces with one or more intermediaries, this Agreement terminates as to that access immediately upon written notice from NYSE that it no longer approves the interface(s). Paragraphs 8(c), 9, 10, 11, 13, 14 and 16 survive the termination of this Agreement in general or as to any Type(s) of Market Data. They also survive any Network A Participant's withdrawal from either Plan as those paragraphs apply to any matter arising prior to the withdrawal.

18. PROVISION OF SERVICE TO NYSE - Upon request by NYSE, Customer shall provide to NYSE, free of charge, one subscription to such one or more of Customer's Services as the request may identify, together with the equipment necessary to receive, display or communicate the Service(s). NYSE shall use such subscription solely for purposes of demonstrating the Service(s) and monitoring Customer's compliance with this Agreement.

19. MISCELLANEOUS

(a) ENTIRE AGREEMENT - Exhibit C, if any, contains additional provisions applicable to any non-standard aspects of Customer's receipt and use of Market Data. This Agreement incorporates Exhibit C. This writing, Exhibit A, Exhibit B and Exhibit C contain the entire agreement between the parties in respect of their subject matter. No oral or written collateral representation, agreement or understanding exists except as this Agreement may otherwise provide.

(b) MODIFICATIONS - In keeping with Paragraph 19(g), NYSE may, by written notice to Customer, modify this Agreement as necessary to cause this Agreement to comply, or to be

consistent, with any modification to or replacement of the 1934 Act, the rules under the 1934 Act, or either Plan. Subject to Paragraphs 5(d) and 6, neither party may otherwise modify this Agreement except pursuant to a writing signed by or on behalf of each of them.

(c) ASSIGNMENTS - Customer may not assign this Agreement, in whole or in part, without the written consent of NYSE.

(d) INDIRECT ACTS PROHIBITED - In prohibiting Customer from doing any act, this Agreement also prohibits Customer from doing the act indirectly (e.g., by causing or permitting another person to do the act).

(e) REASONABLENESS STANDARD - This Agreement requires or authorizes NYSE and other Authorizing SROs to provide notices and approvals, to make requests and determinations, to impose and specify requirements, and otherwise to act, in respect of a variety of matters. The Authorizing SROs shall perform those acts in a reasonable manner.

(f) GOVERNING LAW - The laws of the State of New York govern this Agreement. It shall be interpreted in accordance with those laws.

(g) ACT AND PLAN APPLICABILITY - This Agreement and the Services are subject at all times to the 1934 Act, the rules under the 1934 Act and the Plans.

20. NOTICES - Customer shall furnish any notice, description, report or other communication relating to this Agreement in writing or by such other means (e.g., by electronic mail) as NYSE may specify. The address of each party for all written communications relating to this Agreement is:

Customer (as set forth in Exhibit A)

CQ Plan Network A Participants and
CTA Plan Network A Participants
c/o New York Stock Exchange, Inc. (as below)

New York Stock Exchange, Inc.
11 Wall Street
New York, New York 10005
Attention: Director of Market Data

Customer may change its address by notice to NYSE. NYSE may change any other party's address by notice to Customer.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

CUSTOMER

____
(Name of Customer)

By:___________________________
Name:
Title:
Date:

NEW YORK STOCK EXCHANGE, INC.
acting in the capacities
Paragraph 12 describes

By:___________________________
Name:
Title:
Date:

EXECUTION FORM

AMERICAN STOCK EXCHANGE LLC
AGREEMENT FOR RECEIPT AND USE OF
CONSOLIDATED NETWORK B DATA AND AMEX MARKET DATA

AGREEMENT made as of the ____ day of _________, 20__ between the executing person* ("Customer") and American Stock Exchange LLC ("AMEX") acting on behalf of the Authorizing SROs* as Paragraph 12 describes.

RECITAL

The Authorizing SROs act (1) cooperatively pursuant to the "CTA Plan"[1] and the "CQ Plan"[2] (collectively, the "Plans") and on behalf of Other Data Disseminators*, and (2) individually on their own behalves, to facilitate the dissemination of the following categories of information:

Network B* Last Sale Price Information*
Network B Quotation Information*
AMEX Market Information*
Other Market Information*
Delayed Last Sale Price Information*

(This Agreement refers to such information collectively as "Market Data" and refers to each category of such information as

---

* Whenever an asterisk follows the first use of a term, Paragraph 1 of this Agreement refers to or defines that term.

[1] The CTA Plan was filed with the Securities and Exchange Commission (the "Commission") by certain of the Authorizing SROs pursuant to Rule 17A-15 (later amended and renumbered as Rule 11Aa3-2) under the Securities Exchange Act of 1934, as amended (the "1934 Act"). The Commission declared the CTA Plan effective as of May 17, 1974.

[2] The CQ Plan was filed with the Commission by certain of the Authorizing SROs for the purpose of implementing Rule 11Ac1-1 under the 1934 Act. The Commission approved the CQ Plan on July 28, 1978.

a "Type of Market Data".) The Authorizing SROs authorize AMEX to enter into this Agreement to permit Customer to receive and redisseminate and/or otherwise use Market Data on a non-exclusive basis, and to perform or provide the Services*, (1) to the extent, for the purposes, and in the manner, specified in Exhibit A and (2) only in accordance with and subject to this Agreement. This Agreement incorporates Exhibit A.

TERMS AND CONDITIONS

Customer and the Authorizing SROs by AMEX acting on their behalf agree as follows:

PART I: MARKET DATA ACCESS AND USE

1. DEFINITIONS

(a) "AMEX Market Information" includes Last Sale Price Information and Quotation Information relating to Non-Eligible Securities that are admitted to dealings on AMEX, index information that AMEX makes available and such other categories of information as AMEX or an Other Data Disseminator may make available and AMEX may from time to time identify.

(b) "Authorizing SRO(s)" mean each of the national securities exchanges, and the national securities association, that are signatories to either or both Plans. (This agreement refers to any such signatory as a "Participant".)

(c) "Customer Affiliate" means any person identified in Exhibit A (i) that receives one or more Services and (ii) as to which AMEX has made the "control relationship" determination that Paragraph 8(b) describes.

(d) "Data Recipient" means any person that is authorized in accordance with Paragraph 5 to receive one or more Types of Market Data from Customer acting pursuant to this Agreement.

(e) "Delayed Last Sale Price Information" means Last Sale Price Information that has been delayed for such period (the "Delay Period") as AMEX specifies on 60 days' written notice.

(f) "Disseminating Party" means "CTA" and the "Operating Committee" (as defined in the CTA and CQ Plans, respectively), each member of CTA and the Operating Committee,

each Authorizing SRO, each facilities manager for the dissemination of one or more Types of Market Data (e.g., the "Processor" as defined in the Plans), each Other Data Disseminator, each of their respective directors, governors, officers, employees and affiliates, and each director, officer and employee of each such affiliate.

(g) "Indirect Access" means access to one or more of the Authorizing SROs' Transmission Facilities through an intermediary and in a manner that (i) allows the access recipient to control the redistribution of Market Data or (ii) precludes the access provider (A) from exercising entitlement controls over the access recipient's use of Market Data in a manner that is satisfactory to AMEX, or (B) from otherwise fulfilling its reporting obligations under its agreement with the Authorizing SROs. (This Agreement provides terms and conditions pursuant to which Customer may provide and/or receive Indirect Access.)

(h) "Indirect Access Service" refers to Customer's provision of Market Data to a Data Recipient in compliance with Exhibit A and in a manner that AMEX, acting in its sole discretion, determines to constitute Indirect Access to the Transmission Facilities.

(i) "Interrogation Device" means any terminal or other device, including, without limitation, any computer, data processing equipment, communications equipment, cathode ray tube, monitor or audio voice response equipment, technically enabled to display, transmit or otherwise communicate, upon inquiry, Market Data in visual, audible or other comprehensible form.

(j) "Interrogation Service" means any service that permits retrieval of one or more Types of Market Data by means of an Interrogation Device.

(k) "Last Sale Price Information" means (i) the last sale prices reflecting completed transactions in Network B Eligible Securities or Non-Eligible Securities, (ii) the volume and other information related to those transactions, (iii) the identifier of the Authorizing SRO furnishing the prices, and (iv) other related information.

(l) "Market Minder" means any Service provided by a Vendor* by means of an Interrogation Device or other display which (i) permits monitoring, on a dynamic basis, of Last Sale Price Information and/or Quotation Information in respect of a

particular security, and (ii) displays the most recent Last Sale Price Information or Quotation Information with respect to that security until such information has been superseded or supplemented by the display of new Last Sale Price Information reflecting the next reported transaction in that security and/or new Quotation Information reflecting updated bids or offers for that security.

(m) "Network B Eligible Security" has the meaning that the CTA Plan assigns to that term.

(n) "Network B Participant" means a Participant that makes available information relating to Network B Eligible Securities.

(o) "Non-Eligible Securities" include certain stocks, bonds, and other securities, that are not Eligible Securities and that are admitted to dealings on a Network B Participant that is a national securities exchange.

(p) "Other Data Disseminators" means such:

(i) "other reporting parties" (as the CTA Plan defines that term); and

(ii) other non-Participant parties that make market information available over the Transmission Facilities, or that have a proprietary interest in the index information that a Participant makes available pursuant to the CTA Plan,

as AMEX may from time to time identify.

(q) "Other Market Information" includes such:

(i) Last Sale Price Information and Quotation Information relating to Non-Eligible Securities that are admitted to dealings on a Network B Participant other than AMEX;

(ii) index information that a Network B Participant other than AMEX makes available pursuant to the CTA Plan; and

(iii) other categories of information as a Network B Participant other than AMEX, or an Other Data Disseminator, may make available,

as AMEX may from time to time identify.

(r) "Person" means a natural person or proprietorship, or a corporation, partnership or other organization.

(s) "Quotation Information" means (i) all bids, offers, quotation sizes, aggregate quotation sizes, identities of brokers or dealers making bids or offers and other information in respect of Network B Eligible Securities and Non-Eligible Securities; (ii) the identifier of the Authorizing SRO furnishing each bid or offer; (iii) each "consolidated BBO" (as the CQ Plan defines that term) in the foregoing information and any identifier associated therewith; (iv) each "ITS/CAES BBO" (as the CQ Plan defines that term) and any identifier associated therewith; and (v) related information.

(t) "Services" include both Subscriber Services* and Indirect Access Services.

(u) "Service Facilitator" means any person other than a "common carrier" (as defined in the Federal Communications Act) (i) that assists Customer as described and in the manner specified in Exhibit A in any aspect of Customer's receipt, dissemination or other use of Market Data (including any facilities manager, equipment operator, signal broadcaster or installation contractor) and (ii) as to which AMEX has made the "Service Facilitator" determination that Paragraph 8(a) describes.

(v) "Subscriber" means a recipient of one or more types of Market Data through a Ticker Display*, Interrogation Service, Market Minder Service, or other Market Data Service from a Vendor, another data redisseminator or the Authorizing SROs.

(w) "Subscriber Service" refers to any Interrogation, Ticker Display, Market Minder or other service involving the use of Market Data (other than an Indirect Access Service) that Customer may create and provide to its own officers, partners and employees and/or to other Data Recipients, all as Exhibit A describes.

(x) "Ticker Display" means a continuous moving display of Last Sale Price Information (other than a Market Minder) provided on an interrogation or other display device.

(y) "Transmission Facilities" include the data transmission facilities by which the Authorizing SROs make Market Data available pursuant to the Plans and such other data

transmission facilities by which one or more Authorizing SROs may make Market Data available as AMEX may from time to time identify.

(z) "Vendor" means any person engaged in the business of providing Subscriber Services and/or Indirect Access Services to brokers, dealers, investors or other persons.

2. PROPRIETARY INTERESTS - Customer understands and acknowledges, and shall assure that each Customer Affiliate and Service Facilitator (if any) understands and acknowledges, that each Authorizing SRO and Other Data Disseminator has a proprietary interest in the Market Data that originates on or derives from its markets or in its index information.

3. CUSTOMER ACCESS TO MARKET DATA

(a) DIRECT ACCESS - Customer may receive one or more Types of Market Data through direct access to (i.e., through direct computer-to-computer interface(s) with) the Transmission Facilities.

(b) INDIRECT ACCESS - Customer may receive one or more Types of Market Data through Indirect Access to the Transmission Facilities through an intermediary. However, Customer may do so only after AMEX notifies the intermediary in writing of AMEX's approval.

(c) ACCESS SPECIFICATIONS AND EXPENSES - Customer may receive one or more Types of Market Data as Paragraphs 3(a) and 3(b) provide solely as and to the extent described, and in the manner specified, in Exhibit A. Where Customer adds, deletes or substitutes either any intermediary or any means of access (i.e., either direct access or Indirect Access), AMEX must first approve the addition, deletion or substitution and any related changes as Paragraph 6 describes. Except as AMEX may explicitly undertake, no Authorizing SRO is responsible for any cost or expense, or for providing any circuit, necessary for Customer to receive or transmit Market Data.

4. SRO MODIFICATIONS - Upon as much notice as is reasonably practicable under the circumstances, the Authorizing SROs, without liability to Customer or to any other person, (a) may discontinue disseminating any or all Types of Market Data either at all or in any particular manner, (b) may change or eliminate any circuit(s) carrying any or all Types of Market Data, (c) may discontinue converting any or all Types of Market Data into electrical signal form and/or (d) may change the speed

or any other characteristic of the electrical signals representing any or all Types of Market Data.

5. CUSTOMER USE OF MARKET DATA

(a) PERMITTED USE OF DATA - Customer may receive and use a Type of Market Data pursuant to this Agreement solely as and to the extent described, and in the manner specified, in Exhibit A. Except as this Paragraph 5 describes, any redissemination or other use of that Type of Market Data is prohibited. Where AMEX has authorized Customer to provide one or more, but not all, Types of Market Data to a Data Recipient, Customer shall inhibit the provision of the unauthorized Type(s) of Market Data in the manner Exhibit A describes.

(b) SUBSCRIBER SERVICES - Customer may provide one or more Type(s) of Market Data to a Subscriber through a Subscriber Service solely as described and in the manner specified in Exhibit A and only pursuant to such one or more of the following requirements as AMEX specifies:

(i) if AMEX has notified Customer (by such means as AMEX may specify) that the person has entered into an appropriate agreement with AMEX that authorizes the person to receive and use the Type(s) of Market Data; or

(ii) while the person is a party to an effective agreement with Customer that includes terms and conditions in the form attached to this Agreement as Exhibit B (if any); or

(iii) Customer's compliance with such alternative or additional Subscriber Service requirements as AMEX may from time to time approve in writing.

Where Customer provides a Subscriber Service pursuant to clause (ii) or (iii) of this Paragraph 5(b), Customer shall assure that it has the ability to modify its agreements with Subscribers, and any alternative subscriber requirements, as AMEX may from time to time specify. Customer shall effect any such modification promptly, except that Customer may continue to provide a Subscriber Service to any existing Subscriber without effecting the modification for 90 days from that receipt. Customer shall discontinue its provision thereafter if the Subscriber has not agreed to the modification(s). Customer shall promptly describe to AMEX any breach by a Subscriber of the AMEX-prescribed portions of Customer's agreements with the

Subscriber, or of AMEX-prescribed alternative subscriber requirements, about which it may learn. Customer shall not in any way amend, supplement, or otherwise modify AMEX-prescribed provisions or requirements or vitiate those provisions or requirements by any collateral agreement or understanding, except as AMEX may otherwise agree in writing.

(c) INDIRECT ACCESS SERVICES - AMEX will determine in its sole discretion whether the manner in which Customer intends to provide one or more Types of Market Data to other persons constitutes an Indirect Access Service. Customer may provide an Indirect Access Service solely as described and in the manner specified in Exhibit A. Customer shall not provide any person with an Indirect Access Service unless AMEX has notified Customer that the person has entered into an appropriate agreement with AMEX authorizing the Indirect Access. Customer shall promptly notify AMEX whenever any person commences or ceases to receive an Indirect Access Service.

(d) DELAYED LAST SALE PRICE INFORMATION SERVICES - If Customer elects to provide Delayed Last Sale Price Information Services (as described, and in the manner specified, in Exhibit A), Customer shall:

(i) comply with any contract and fee collection requirements that AMEX may specify from time to time as to persons receiving Delayed Last Sale Price Information;

(ii) assure that each display of Delayed Last Sale Price Information conspicuously exhibits a statement indicating that the information has been delayed and the duration of the delay; and

(iii) assure that any advertisement, sales literature or other material promoting any Delayed Last Sale Price Information Service, and any agreement for that Service, includes such a statement in a conspicuous manner.

Customer shall assure that the statement is effected in the form and manner Exhibit A describes and in a manner that makes it readily visible to any person viewing the display or promotional material. In addition, Customer shall comply, and shall use its best efforts to cause Subscribers to comply, with any other reasonable regulation that AMEX may adopt from time to time to assure that viewers of Delayed Last Sale Price Information are not misled as to its nature.

(e) SECURITIES PROFESSIONAL EXCEPTION - Insofar as (i) AMEX determines that Customer is a securities professional (such as a registered broker-dealer or investment adviser) and (ii) Exhibit A does not otherwise permit Customer to provide Market Data to a particular person or branch office, Customer, solely in the regular course of its securities business, may occasionally furnish limited amounts of Market Data to its customers and clients and to its branch offices. Customer may do so notwithstanding anything to the contrary in this Paragraph 5 and subject to such additional limitations as AMEX may specify in writing. Customer may so furnish Market Data to its customers and clients who are not on Customer's premises solely (i) in written advertisements, educational material, sales literature or similar written communications or (ii) during telephone conversations not entailing the use of computerized voice synthesization, other electronic communication or similar technology. Customer may so furnish Market Data to its branch offices solely (i) as the preceding sentence permits or (ii) through manual entry over its communications network. Customer shall not permit any customer or client to take physical possession of any component of the equipment and software used for or in connection with any Service, except as Exhibit A may otherwise provide.

(f) PERMITTED CONNECTIONS OF TICKER DISPLAY DEVICES - Customer may connect approved Ticker Display devices to the Transmission Facilities solely (i) for persons, and at locations, that AMEX has approved for that purpose and (ii) as described and in the manner specified in Exhibit A. Customer shall assure that any Ticker Display device complies with all AMEX requirements for content, format and timeliness.

6. SERVICE AND SECURITY VARIATIONS AND SUPPLEMENTS - Customer shall submit for AMEX's approval a description of any proposed, non-trivial variation or supplement to or deletion from any receipt, redissemination, other use or display of Market Data or to any Market Data security safeguard. Customer shall not implement any such variation, supplement or deletion unless AMEX approves its description in writing, whereupon Exhibit A shall incorporate the description. Customer understands that AMEX may not approve a proposed variation, supplement or deletion and that it acts at its own risk if any significant effort is expended in development prior to AMEX's approval. Customer further understands that an approved variation or supplement may be subject to one or more additional or substituted charges payable pursuant to Paragraph 10.

PART II: SECURITY

7. TRANSMISSION AND EQUIPMENT SECURITY

(a) PROTECTION OF TRANSMISSIONS AND EQUIPMENT - Customer shall assure that Service-related data processing, transmission and communications equipment and software are arranged and protected so that, so far as reasonably possible, no person can have unauthorized access to Market Data.

(b) SECURITY BREACHES AND REVISION - Customer shall assure that the security safeguards that Exhibit A describes are enforced. If, in its sole discretion, AMEX determines that one or more persons have unauthorized access to Market Data, Customer shall, in accordance with Paragraph 6, take all steps necessary to alter the security safeguards and the manner of its receipt or transmission of Market Data so as to preclude the access. Customer shall provide AMEX with such evidence as AMEX may request regarding the adequacy of those steps. If AMEX determines those steps to be inadequate, Customer shall promptly comply with any writing instructing Customer to discontinue transmitting Market Data by the inadequately-safeguarded means.

(c) INSPECTION - Customer shall assure that any person authorized in writing by AMEX has access, at any reasonable time, to any premises of Customer, any Customer Affiliate, any Service Facilitator or any person to whom Customer provides Market Data. In the presence of officials in charge of the premises, the authorized person may (i) examine any component of equipment and software used for the purposes of this Agreement and located at the premises and (ii) observe the use of Market Data and all operations located or conducted at the premises, but solely to monitor compliance with this Agreement. This Paragraph 7(c) does not require Customer to disclose any proprietary information other than as Exhibit A discloses.

8. SERVICE FACILITATORS AND CUSTOMER AFFILIATES

(a) SERVICE FACILITATORS - AMEX will determine in its sole discretion whether any person assisting Customer for the purposes of this Agreement is a "Service Facilitator" and, therefore, is excused from entering into a separate agreement with AMEX. AMEX will base its determination upon such criteria as (i) the nature and quantity of the Service-related functions that the person performs and (ii)

the extent to which Customer owns, or is under common ownership with, the person. Customer shall not permit any person other than a common carrier to assist Customer in providing or performing any aspect of the Service unless (i) AMEX has determined the person to be a "Service Facilitator" and the person is acting in accordance with, and in the manner specified, in Exhibit A or (ii) the person has entered into an agreement with AMEX governing the assistance.

(b) CUSTOMER AFFILIATES - AMEX will determine in its sole discretion whether any "control relationship" between Customer and any person qualifies the person as a "Customer Affiliate" for the purposes of this Agreement. Subject to the charges to which Paragraph 10(a) refers and to the other applicable provisions of this Agreement, Customer may provide any Subscriber Service to partners or officers and employees of Customer Affiliates. For that purpose, any such partner, officer or employee is deemed "a partner, officer or employee of Customer".

(c) CUSTOMER'S GUARANTEE - Customer unconditionally guarantees that each Service Facilitator and Customer Affiliate (i) will fully comply with the provisions of this Agreement that protect against unauthorized access to Market Data, that relate to installation, maintenance and inspection, or that otherwise apply in respect of the Service Facilitator or Customer Affiliate to the same extent as if it had entered into this Agreement and (ii) will not cause Customer to fail to comply with this Agreement. Customer shall inform each Service Facilitator and Customer Affiliate of all relevant provisions of this Agreement and shall promptly provide AMEX with a full description whenever it learns that a Service Facilitator or Customer Affiliate has failed to so comply or has caused Customer to fail to comply.

(d) CURE AND DISCONTINUANCE OF ACCESS - Whenever AMEX notifies Customer in writing that it has determined that a Service Facilitator or Customer Affiliate has failed to act in accordance with, or in the manner specified in, this Agreement, Customer shall promptly cure the breach or rectify the failure. If AMEX so instructs, Customer shall discontinue giving Market Data access to the partners, officers and employees of the Customer Affiliate, or using the Service Facilitator, under this Agreement.

9. COOPERATION AS TO UNAUTHORIZED RECEIPT

(a) PREVENTION AND DISCOVERY - Customer shall use best efforts to assure that no "Unauthorized Recipient" obtains Market Data from Customer or from equipment and software that Customer uses for the Services. As to any Type of Market Data, an "Unauthorized Recipient" is any person other than a Data Recipient, Customer Affiliate or Service Facilitator in its authorized access to that Type of Market Data. If an Unauthorized Recipient does so obtain Market Data, Customer shall use its best efforts to ascertain the source and manner of acquisition, shall fully and promptly brief AMEX, and shall promptly pay the applicable amounts described in Paragraph 10. Customer shall otherwise cooperate and assist in any investigation relating to any unauthorized receipt of Market Data made available pursuant to this Agreement.

(b) CUSTOMER COOPERATION AND ASSIGNMENT - Any one or more Authorizing SROs may sue or otherwise proceed against any Unauthorized Recipient, including suing or proceeding to prevent the Unauthorized Recipient from obtaining, or from using, any Type of Market Data that it or they make available. If any one or more Authorizing SROs institute any suit or other proceeding against the Unauthorized Recipient, Customer, unless made a defendant in the suit or proceeding,

(i) shall assure that it and Customer Affiliates and Service Facilitators (if any) cooperate with and assist the Authorizing SRO(s) in the suit or proceeding in all reasonable respects, provided that the Authorizing SRO(s) reimburse Customer for reasonable out-of-pocket expenses; and

(ii) if the one or more Authorizing SROs so elect in writing, shall assure that all of Customer's, Customer Affiliates' and Service Facilitators' right, title and interest in the suit or proceeding and in its subject matter will be assigned to the Authorizing SRO(s).

If the one or more Authorizing SROs elect the assignment, it or they shall indemnify, hold harmless and defend Customer against any cost, liability or expense (including reasonable attorneys' fees) that arises out of or results from the suit or proceeding.

(c) THIRD PARTY SUITS AGAINST CUSTOMER - If any person brings a suit or other proceeding to enjoin Customer, any Customer Affiliate or any Service Facilitator from refusing to furnish any Type of Market Data to any Unauthorized Recipient, Customer shall promptly notify AMEX. The Authorizing SRO(s) that make that Type of Market Data available may intervene in the suit or proceeding in the name of Customer, the Customer Affiliate or the Service Facilitator, as appropriate, and, through counsel chosen by the intervening Authorizing SRO(s), may assume the defense of the action on behalf of Customer, the Customer Affiliate or the Service Facilitator. Intervening Authorizing SROs shall jointly and severally indemnify, hold harmless and defend Customer against any loss, liability or expense (including reasonable attorneys' fees) that arises out of or results from the suit or proceeding.

(d) WITHDRAWAL OF RECIPIENT APPROVAL - If AMEX notifies Customer in writing that the Authorizing SRO(s) have terminated the right of any authorized recipient to receive any Type of Market Data, Customer (i) shall cease furnishing that Type of Market Data to the person within five business days of the notice and (ii) shall, within ten business days, confirm the cessation, and inform AMEX of the cessation date, by notice.

(e) CUSTOMER INDEMNIFIED - If Customer refuses to furnish, or to continue to furnish, to any person any Type of Market Data solely because AMEX has notified Customer in writing that the Authorizing SRO(s) do not authorize, or no longer authorize, the person to receive that Type of Market Data, the Authorizing SRO(s) shall jointly and severally indemnify, hold harmless and defend Customer from and against (i) any suit or other proceeding that arises from the refusal and (ii) any liability, loss, cost, damage or expense (including reasonable attorneys' fees) that Customer incurs as a result of the suit or proceeding. The Authorizing SRO(s) shall have sole control of the defense of any such suit or proceeding and of all negotiations for its settlement or compromise. Customer's prompt notice to AMEX of any such suit or proceeding is a condition to Customer's rights under this Paragraph 9(e). Those rights do not apply when Customer ceases to furnish Market Data to a person, or in a manner, not authorized by AMEX.

PART III: PAYMENTS, RECORDS AND REPORTS

10. PAYMENTS

(a) GENERAL CHARGES - Customer shall pay AMEX in United States dollars the applicable charge(s) from time to time in effect. Customer shall pay any amounts due in accordance with such procedures, and within such time parameters, as AMEX may specify from time to time and shall pay any applicable tax (excluding any income tax imposed on any Authorizing SRO in respect of any such amount). The Authorizing SROs will provide Customer with 30 days' notice of any changes in the charge(s) payable by Customer.

(b) CHARGES FOR UNAUTHORIZED INSTALLATIONS - If AMEX notifies Customer that it has determined in its sole discretion that Customer has made any unauthorized or unreported provision or use of Market Data made available to Customer under this Agreement (including the improper receipt described in Paragraph 10(d)), Customer shall pay (i) any applicable charge(s) that would have been imposed on Customer, a Data Recipient or an Unauthorized Recipient in respect of a provision or use, whether by Customer or by a Data Recipient or Unauthorized Recipient, had it been authorized or reported and (ii) an administrative fee equal to ten percent of those charges. Customer's payment obligations apply regardless of whether a person responsible for an unauthorized provision or use received the Market Data from Customer directly or from a person in the chain of dissemination that began with an unauthorized provision or use by Customer. The Authorizing SROs reserve the right to recover punitive damages for any deliberate breach of good faith and the like.

(c) INTEREST ON UNPAID AMOUNTS - If Customer has not paid any amounts payable pursuant to Paragraph 10(a) within the applicable time parameters, Customer shall pay interest on the unpaid amount. That interest begins to accrue on the 31st day after the payment's due date. Customer shall also pay interest in respect of amounts payable pursuant to Paragraph 10(b)(i). That interest begins to accrue as of the date on which the amount would have been payable had the provision or use of Market Data been properly authorized or reported. The interest payable under this Paragraph 10(c) will equal the lesser of (i) one and one-half percent per month and (ii) the maximum rate of interest that applicable law permits.

(d) SUBROGATION AND RETURNS - If Customer has paid all amounts due in respect of any Unauthorized Recipient (i) Customer becomes subrogated to all rights of the Authorizing

SROs to recover amounts from the Unauthorized Recipient and (ii) AMEX will return to Customer any amounts subsequently received from the Unauthorized Recipient, less any associated collection and administrative expenses.

11. RECORDS AND REPORTS

(a) RECORDS MAINTENANCE AND PRESERVATION - Customer shall maintain such billing records, reports, information, subscriber agreements and other documents as AMEX may reasonably require from time to time to permit the Authorizing SROs to bill for applicable charges and to monitor compliance with this Agreement. Customer shall have the ability to retrieve each such item as it applies to any AMEX-specified criterion, such as a particular Service, Data Recipient, location or account number. Customer shall preserve each such item for not less than three years.

(b) ACCESS TO RECORDS - During the term of this Agreement and for three years thereafter, Customer shall assure that any authorized representative of AMEX is able (i) to examine Customer's books and records relating to the Services (including, among other items, the items Customer must maintain pursuant to Paragraph 11(a)), (ii) to copy those books and records and extract information from them and (iii) to otherwise perform any auditing functions necessary to verify Customer's compliance with this Agreement.

(c) REPORTING - AMEX may from time to time require Customer to furnish or report all or some of the items that Paragraph 11(a) requires Customer to maintain. Customer understands that AMEX may require Customer (i) to so furnish or report some or all of those items upon occurrences of specified events and/or on a periodic basis and (ii) to provide detailed summaries. At the request of AMEX, Customer shall have audited, by an independent certified public accountant satisfactory to AMEX, a list of all Data Recipients and any other reasonably requested list, report or information relating to Customer's redissemination or other use of Market Data. Customer shall comply with this Paragraph 11(c) by such methods, in such format and within such time parameters as AMEX may reasonably specify.

(d) RELIABILITY OF CUSTOMER'S RECORDS - Customer shall use its best efforts (including the insertion of appropriate terms in Customer's agreements with Data Recipients, Customer Affiliates and Service Facilitators) to assure that Customer is supplied with timely, complete and accurate information so that Customer, in complying with this Paragraph

11, maintains and supplies AMEX with timely, complete and accurate information. Those efforts shall include the use of such entitlement controls as Exhibit A may describe. AMEX recognizes that certain information is beyond Customer's control (such as information identifying Service-related equipment and software that Customer has not supplied, installed or made available). Subject to the best efforts requirement of this Paragraph 11(d), Customer's obligations under this Paragraph 11 apply to information of this type only to the extent Customer has received it.

PART IV: PROVISIONS OF GENERAL APPLICABILITY

12. AMEX CAPACITIES - In respect of Network B Last Sale Price Information and Network B Quotation Information, AMEX acts, and receives payments, information and notices, under this Agreement in the one or more capacities for which the Plans provide. In respect of AMEX Market Information, AMEX so acts or receives solely on its own behalf. In respect of Other Market Information, AMEX so acts or receives on behalf of the Network B Participants or Other Data Disseminators that make that information available.

13. PROHIBITED USE AND PATENT INDEMNIFICATION - Customer shall indemnify, hold harmless and defend each Disseminating Party from and against any suit or other proceeding at law or in equity, claim, liability, loss, cost, damage, or expense (including reasonable attorneys' fees) incurred by or threatened against the Disseminating Parties that arises out of or relates to

(a) any use of Market Data other than as this Agreement provides by Customer, a Customer Affiliate or a Service Facilitator, or

(b) any claim that either any component of the equipment and software used for the purposes of this Agreement (excluding any equipment and software Customer or Service Facilitators (if any) do not supply, install or make available to, or operate or maintain for, a Data Recipient) or the manner of the use made of the component or of Market Data provided pursuant to this Agreement infringes any United States or foreign patent or copyright or violates any other property right.

AMEX's provision to Customer of prompt written notice of the suit or proceeding is a condition to Customer's obligations under the preceding sentence. Customer shall have sole control of the defense of the suit or proceeding and all negotiations for its settlement or compromise.

14. DATA NOT GUARANTEED - The Disseminating Parties do not guarantee the timeliness, sequence, accuracy or completeness of Market Data made available, or of other market information or messages disseminated, by any Disseminating Party. No Disseminating Party will be liable in any way to Customer or to any other person for

(a) any inaccuracy, error or delay in, or omission of, (i) any such data, information or message, or (ii) the transmission or delivery of any such data, information or message, or

(b) any loss or damage arising from or occasioned by (i) any such inaccuracy, error, delay or omission, (ii) non-performance, or (iii) interruption in any such data, information or message,

due either to any negligent act or omission by any Disseminating Party or to any "Force Majeure" (i.e., any flood, extraordinary weather conditions, earthquake or other act of God, fire, war, insurrection, riot, labor dispute, accident, action of government, communications or power failure, or equipment or software malfunction) or any other cause beyond the reasonable control of any Disseminating Party.

15. NO SPONSORSHIP - Customer shall assure that neither Customer nor any Customer Affiliate or Service Facilitator represents, either directly or indirectly, that any Disseminating Party sponsors or endorses in any manner Customer, any other person, any particular use of Market Data or any equipment and software.

16. ARBITRATION - The parties shall settle any controversy or claim arising out of or relating to this Agreement, or to its breach or alleged breach, by arbitration in New York, New York under the Commercial Arbitration Rules of the American Arbitration Association. The arbitrator(s) may issue injunctive and other equitable relief, but may not modify this Agreement. Either party may enter in any court having jurisdiction judgment upon any award that the arbitrator(s) render. For the purposes of so entering any such judgment, each party submits to the jurisdiction of the courts of the State of

New York. Nothing in this Paragraph 16 derogates any right Customer, any Authorizing SRO, or any other person may have to appeal to the Securities and Exchange Commission any action taken or any failure to act under the 1934 Act, or any of its rules, or to pursue any claim relating to the unauthorized publication or use of communications under the Communications Act of 1934, as amended, at any time, whether before or after the commencement of any arbitration proceeding.

17. EFFECTIVE DATE AND TERMINATION - Upon its execution by each party, this Agreement becomes effective as of the date first above written. Upon becoming effective, this Agreement supersedes each previous agreement between the parties relating to any receipt or use of Market Data that Exhibit A describes. This Agreement continues in effect until terminated as this Paragraph 17 provides. Subject to Paragraph 4, either Customer or AMEX may terminate this Agreement as to one or more Types of Market Data on 30 days' written notice to the other. In addition, this Agreement terminates upon AMEX's withdrawal from the Plans. AMEX shall give Customer 30 days' written notice of any such withdrawal. Insofar as Customer receives access to Transmission Facilities by means of one or more interfaces with one or more intermediaries, this Agreement terminates as to that access immediately upon written notice from AMEX that it no longer approves the interface(s). Paragraphs 8(c), 9, 10, 11, 13, 14 and 16 survive the termination of this Agreement in general or as to any Type(s) of Market Data. They also survive any Network B Participant's withdrawal from either Plan as those paragraphs apply to any matter arising prior to the withdrawal.

18. PROVISION OF SERVICE TO AMEX - Upon request by AMEX, Customer shall provide to AMEX, free of charge, one subscription to such one or more of Customer's Services as the request may identify, together with the equipment necessary to receive, display or communicate the Service(s). AMEX shall use such subscription solely for purposes of demonstrating the Service(s) and monitoring Customer's compliance with this Agreement.

19. MISCELLANEOUS

(a) ENTIRE AGREEMENT - Exhibit C, if any, contains additional provisions applicable to any non-standard aspects of Customer's receipt and use of Market Data. This Agreement incorporates Exhibit C. This writing, Exhibit A, Exhibit B and Exhibit C contain the entire agreement between the parties in respect of their subject matter. No oral or written collateral

representation, agreement or understanding exists except as this Agreement may otherwise provide.

(b) MODIFICATIONS - In keeping with Paragraph 19(g), AMEX may, by written notice to Customer, modify this Agreement as necessary to cause this Agreement to comply, or to be consistent, with any modification to or replacement of the 1934 Act, the rules under the 1934 Act, or either Plan. Subject to Paragraphs 5(d) and 6, neither party may otherwise modify this Agreement except pursuant to a writing signed by or on behalf of each of them.

(c) ASSIGNMENTS - Customer may not assign this Agreement, in whole or in part, without the written consent of AMEX.

(d) INDIRECT ACTS PROHIBITED - In prohibiting Customer from doing any act, this Agreement also prohibits Customer from doing the act indirectly (e.g., by causing or permitting another person to do the act).

(e) REASONABLENESS STANDARD - This Agreement requires or authorizes AMEX and other Authorizing SROs to provide notices and approvals, to make requests and determinations, to impose and specify requirements, and otherwise to act, in respect of a variety of matters. The Authorizing SROs shall perform those acts in a reasonable manner.

(f) GOVERNING LAW - The laws of the State of New York govern this Agreement. It shall be interpreted in accordance with those laws.

(g) ACT AND PLAN APPLICABILITY - This Agreement and the Services are subject at all times to the 1934 Act, the rules under the 1934 Act and the Plans.

20. NOTICES - Customer shall furnish any notice, description, report or other communication relating to this Agreement in writing or by such other means (e.g., by electronic mail) as AMEX may specify. The address of each party for all written communications relating to this Agreement is:

Customer (as set forth in Exhibit A)

CQ Plan Network B Participants and
CTA Plan Network B Participants
c/o American Stock Exchange LLC (as below)

American Stock Exchange LLC
86 Trinity Place
New York, New York 10006
Attention: Director of Market Communications

Customer may change its address by notice to AMEX. AMEX may change any other party's address by notice to Customer.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

CUSTOMER

____
(Name of Customer)

By:____________________________
Name:
Title:
Date:

AMERICAN STOCK EXCHANGE LLC
acting in the capacities
Paragraph 12 describes

By:____________________________
Name:
Title:
Date:

EXHIBIT D

FORMS OF SUBSCRIBER CONTRACTS

A. Network A Subscriber Agreement

B. Network B Subscriber Agreement

AGREEMENT FOR RECEIPT OF CONSOLIDATED NETWORK A DATA AND NYSE MARKET DATA

This Agreement permits the undersigned "Subscriber" to arrange with authorized vendors or with the New York Stock Exchange, Inc. ("NYSE"), as appropriate, to receive any one or more Types of Market Data* and to use that Market Data for interrogation* display, tape* display or other purposes not entailing retransmission. This Agreement governs whichever Type(s) of Market Data, means of receipt and use(s) Subscriber receives, arranges and makes. Subscriber and NYSE agree to all terms and conditions of this Agreement.

Subscriber Name **Phone #**

Subscriber Address

City **State or Province**

Zip Code **Country**

Name and Title of Individual Signing:
Name **Title**

Billing address (if different than above):

Taxpayer ID/Social Security No/VAT #:

Type of Business:

Check box if you are a member of:

American Stock Exchange, LLC. ☐

Cincinnati Stock Exchange, Inc. ☐

New York Stock Exchange ☐

Boston Stock Exchange, Inc. ☐

Chicago Stock Exchange, Inc. ☐

Pacific Exchange, Inc. ☐

Chicago Board Options Exchange, Inc. ☐

National Association of Securities Dealers, Inc. ☐

Philadelphia Stock Exchange, Inc. ☐

[NOTE: Subscriber need not provide the above-requested information if an authorized vendor provides it to NYSE on Subscriber's behalf]

SUBSCRIBER	NEW YORK STOCK EXCHANGE, INC.
	On behalf of the CTA Plan Participants (in respect of CTA Network A last sale information) and the CQ Plan Participants (in respect of CQ Network A quotation information) and on its own behalf solely (in respect of NYSE Securities Information*)
By: ______________________________	By: ______________________________
Dated: ____________________________	Dated: ____________________________

PART 1: PROVISIONS OF GENERAL APPLICABILITY

1. DEFINITIONS

(a) "Authorizing SRO" means each of the authorizing self-regulatory organizations (i.e., each CTA Plan Participant, each CQ Plan Participant and NYSE).

(b) "Interrogation," as used to differentiate devices and displays, refers to (i) displaying Market Data for a security in response to Subscriber's specific inquiries or (ii) displaying changes in Market Data as they occur for a limited number of securities specified by Subscriber.

(c) "Market Data" means (i) CTA Network A last sale information, (ii) CQ Network A quotation information, (iii) NYSE bond last sale information, (iv) NYSE bond quotation information, (v) NYSE index information and (vi) each other category of market information made available by NYSE as NYSE may designate from time to time. Each of the above categories includes all information that derives from the category's information. Stock and bond last sale prices and information deriving from those prices cease to be "Market Data" 15 minutes after the Authorizing SRO(s) make the prices available over their low speed data transmission facilities. NYSE may alter such period from time to time on 60 days' written notice to Subscriber.

(d) "NYSE Securities Information" means the Types of Market Data enumerated or referred to in clauses (iii)-(vi) of Paragraph 1(c).

(e) "Person" includes any natural person or proprietorship or any corporation, partnership or other organization.

(f) "Processor" means the processor under the CTA Plan and CQ Plan.

(g) "Subscriber Device" means a component of Subscriber Equipment* that provides an interrogation display, a tape display or both displays.

---

* Whenever an asterisk follows the first use of a term, Paragraph 1 defines the term.

(h) "Subscriber Equipment" means any display device, computer, software, wires, transmission facility or other equipment by which Subscriber receives, displays or otherwise uses Market Data.

(i) "Tape," as used to differentiate devices and displays, refers to displaying on a current and continuous basis (i) last sale prices as made available over the data transmission facilities of one or more Authorizing SROs or as retransmitted by an authorized vendor or (ii) a subset of the prices so made available or retransmitted that Subscriber selects on the basis of, for example, transaction size or security.

(j) "Type of Market Data" means the Market Data in any of the categories enumerated or referred to in Paragraph 1(c).

2. PROPRIETARY NATURE OF DATA - Each Authorizing SRO asserts a proprietary interest in its "Relevant Market Data" (i.e., the Market Data that it furnishes to the Processor and in case of NYSE, that it otherwise makes available).

3. NYSE CAPACITY; ENFORCEMENT - Whenever this Agreement requires "NYSE" to take any action, or to receive any payment, information or notice, as to any Type of Market Data, NYSE acts on behalf of the Authorizing SRO(s) for the Type of Market Data. Any Authorizing SRO may enforce this Agreement as to its Relevant Market Data, by legal proceeding or otherwise, against Subscriber and may likewise proceed against any person that obtains its Relevant Market Data other than as this Agreement contemplates. Subscriber shall pay the reasonable attorneys' fees that any Authorizing SRO incurs in enforcing this Agreement against Subscriber.

4. CHARGES

(a) PAYMENT - Subscriber shall pay in United States dollars the applicable charge(s) as from time to time in effect, plus any applicable tax. Charges apply for receipt of Market Data whether or not used.

(b) BILLING - Subscriber will be billed in advance for recurring data and equipment charges on a periodic basis (monthly unless otherwise notified) based upon information that Subscriber or authorized vendors report. Subscriber will be billed upon incurrence for one-time charges, such as those relating to installations, relocations and provision of additional equipment facilities. Subscriber shall pay invoices promptly upon receipt. Errors in and omissions from invoices, and errors or delays in sending, or failures to send or receive, invoices, do not relieve Subscriber of its payment obligations.

5. DATA SECURITY

(a) RETRANSMISSION PROHIBITED - Subscriber shall use Market Data only for its individual use in its business. Subscriber shall neither furnish Market Data to any other person nor retransmit Market Data among its premises.

(b) CONTROL OF EQUIPMENT - Subscriber shall assure that it or its partners or officers and employees have sole control or physical possession of, and sole access to Market

Data through, Subscriber Equipment.

(c) DISPLAYS ACCESSIBLE TO THE GENERAL PUBLIC - Notwithstanding the limitations of Paragraphs 5(a) and 5(b), Subscriber may install one or more Subscriber Devices on enclosed portions of premises to which the general public has access if Subscriber (i) controls the premises and access to them and (ii) gives NYSE written notice of the installation. Subscriber may permit individuals who are passing through or visiting the premises to operate or to view the devices on a sporadic basis, and for limited periods of time, during their temporary presence on the premises.

(d) EQUIPMENT SECURITY - Subscriber understands that this Paragraph 5 requires Subscriber to carefully locate and protect Subscriber Equipment. Subscriber shall abide by any written requirements that NYSE specifies to regulate the location or connection of Subscriber Equipment or to otherwise assure compliance with this Paragraph 5. Subscriber guarantees that any person installing or maintaining Subscriber Equipment will comply with this Paragraph 5.

(e) INSPECTION - At any reasonable time, Subscriber shall assure that authorized representatives of NYSE have access to the premises at which Subscriber Equipment is located, and, in the presence of Subscriber's officials, the rights to examine the equipment and to observe Subscriber's use of the equipment.

6. DATA NOT GUARANTEED - Neither NYSE, any other Authorizing SRO nor the Processor (the "disseminating parties") guarantees the timeliness, sequence, accuracy or completeness of Market Data or of other market information or messages disseminated by any disseminating party. No disseminating party shall be liable in any way to Subscriber or to any other person for (a) any inaccuracy, error or delay in, or omission of, (i) any such data, information or message, or (ii) the transmission or delivery of any such data, information or message, or (b) any loss or damage arising from or occasioned by (i) any such inaccuracy, error, delay or omission (ii) of nonperformance, or (iii) interruption in any such data, information or message, due either to any negligent act or omission by any disseminating party or to any "force majeure" (i.e., flood, extraordinary weather conditions, earthquake or other act of God, fire, war, insurrection, riot, labor dispute, accident, action of government, communications or power failure, equipment or software malfunction) or any other cause beyond the reasonable control of any disseminating party.

7. DISSEMINATION DISCONTINUANCE OR MODIFICATION - The Authorizing SROs may discontinue disseminating any Type of Market Data, may change or eliminate any transmission method and may change transmission speeds or other signal characteristics. The Authorizing SROs shall not be liable for any resulting liability, loss or damages to Subscriber.

8. DURATION; SURVIVAL - Subject to Paragraph 7, either Subscriber or NYSE may terminate this Agreement on 30 days' written notice to the other. In addition, this Agreement terminates 90 days after Subscriber no longer has the ability to receive Market Data as contemplated by this Agreement. Withdrawal of an Authorizing SRO other than NYSE from the CTA Plan and the CQ Plan terminates this Agreement solely as to that Authorizing SRO.

Withdrawal of NYSE from the CTA Plan and CQ Plan terminates this Agreement as to all other Authorizing SROs. Paragraphs 3, 5(d), 6, 15(c), 15(e) and 16(e) survive termination of this Agreement.

9. ENTIRE AGREEMENT: MODIFICATIONS – This writing contains the entire agreement between the parties in respect of its subject matter. This Agreement supersedes each previous agreement between Subscriber and NYSE pursuant to which Subscriber has been receiving Market Data except insofar as the earlier agreement covers receipt of Market Data through direct or indirect access to the high speed line described in the CTA Plan or the CQ Plan or any comparable high speed transmission facility that NYSE uses to make NYSE Securities Information available. The parties may only modify this Agreement by a writing signed by or on behalf of each of them.

10. ASSIGNMENTS - Subscriber may not assign all or part of this Agreement without the written consent of NYSE.

11. GOVERNING LAW; CONSTRUCTION - The laws of the State of New York govern this Agreement. It shall be interpreted in accordance with those laws. In prohibiting Subscriber from doing any act, this Agreement also prohibits Subscriber from doing the act indirectly (e.g., by causing or permitting any other person to the act).

12. APPLICABILITY OF 1934 ACT AND PLANS - This Agreement is subject to the Securities and Exchange Act of 1934, the rules under that act, the CTA Plan (as to CTA Network A last sale information) and the CQ Plan (as to CQ Network A quotation information).

13. NOTICES; NOTIFICATION OF CHANGES - The parties shall send communications relating to this Agreement to:

New York Stock Exchange, Inc.
11 Wall Street
New York, New York 10005
Attention: Director of Market Data

Subscriber (as above)

Subscriber and NYSE may each change its address by written notice to the other. Subscriber shall give NYSE prompt written notice of any change in (a) the Subscriber information listed above, (b) any other information provided to NYSE in connection with initiating the receipt of any Type of Market Data, or (c) any description provided pursuant to Paragraph 15(d).

PART II: SPECIAL PROVISIONS

This Part II applies only to the extent that Subscriber's activity or equipment falls within the scope of one or more of Paragraphs 14 through 16.

14. SECURITIES PROFESSIONALS: FURNISHING DATA TO CUSTOMERS AND BRANCH OFFICES

(a) SCOPE - This Paragraph 14 applies if Subscriber is a securities professional, such as a registered broker-dealer or investment adviser, and is an exception to Paragraphs 5(a), 5(b) and 5(c).

(b) LIMITED PROVISION OF DATA - Solely in the regular course of its securities business, Subscriber may occasionally furnish limited amounts of Market Data to its customers and clients and to its branch offices. Subscriber may so furnish Market Data to its customers and clients who are not on Subscriber's premises solely (i) in written advertisements, educational material, sales literature or similar written communications, or (ii) during telephonic voice communication not entailing the use of computerized voice synthesization or similar technology. Subscriber may so furnish Market Data to its branch offices solely (i) as provided in the preceding sentence, or (ii) through manual entry of the data over its teletype network. Subscriber shall not permit any customer or client to take physical possession of Subscriber Equipment. Subscriber shall abide by any additional limitations that NYSE specifies in writing.

15. REPORTING; RECORDS; EQUIPMENT DESCRIPTION

(a) SCOPE - This Paragraph 15 applies whenever an authorized vendor cannot know (e.g., by virtue of installing equipment or recognizing electronically a unique device identifier) all information necessary to bill Subscriber for applicable charge(s). For example, this Paragraph 15 typically applies to (i) Subscriber Devices not leased from NYSE or an authorized vendor, (ii) portable Subscriber Devices and Subscriber Devices that use portable components (e.g., software) to receive Market Data and (iii) Subscriber's receipt of Market Data through synthesized voice responses over telephones.

(b) REPORTING - Subscriber shall furnish to NYSE in writing such information, in such form and at such times, as NYSE may reasonably specify from time to time to permit billing of Subscriber for applicable charge(s). However, if an authorized vendor provides Market Data to any Subscriber Device, Subscriber shall furnish information regarding the device to the vendor instead of NYSE unless NYSE notifies Subscriber otherwise in writing.

(c) RECORDS - Subscriber shall maintain the records upon which it bases its reporting for two years following the period to which the records relate. Solely to monitor Subscriber's compliance with this Paragraph 15, authorized representatives of NYSE may examine and verify those records at any reasonable time in the presence of Subscriber's officials.

(d) EQUIPMENT DESCRIPTIONS - Upon NYSE's written request, Subscriber shall provide NYSE with a description acceptable to NYSE of any Subscriber Equipment that an authorized vendor or an Authorizing SRO does not supply.

(e) INDEMNIFICATION - Subscriber shall indemnify and hold harmless each Authorizing SRO from and against any liability, loss or damages caused by (i) any inaccuracy in or omission from, (ii) Subscriber's failure to furnish or to keep, or (iii) Subscriber's delay in furnishing or keeping, any report or record that this Paragraph 15 requires. Subscriber shall do so even if Subscriber depends on information from a third party and the third party caused the inaccuracy, omission, failure or delay. Without limiting the generality of the foregoing, if NYSE determines that, as a consequence of any such inaccuracy, omission, failure or delay, applicable Subscriber charges were not billed when incurred, Subscriber may be billed for those charges and Subscriber shall promptly pay those charges plus any applicable tax.

16. EQUIPMENT SUPPLIED BY AUTHORIZING SROS

(a) SCOPE: DEFINITION - This Paragraph 16 applies to Subscriber Equipment that one or more Authorizing SROs supply ("SRO Equipment").

(b) OWNERSHIP - The Authorizing SRO(s) or their supplier(s) own SRO Equipment. Subscriber shall not relocate, remove or alter SRO Equipment, or attach to SRO Equipment any equipment other than authorized equipment that an authorized vendor supplies, without NYSE's written consent. Subscriber shall return SRO Equipment in the same condition as it was when installed except for normal wear and tear and for failures for which the Authorizing SROs are responsible under Paragraph 16(d).

(c) ACCESS TO PREMISES – Subscriber shall assure that authorized representatives of the Authorizing SRO's and of their suppliers and service contractors may install, repair, maintain, relocate and replace SRO Equipment, and may remove any SRO Equipment that Subscriber no longer wants or to which it is no longer entitled, at any reasonable time.

(d) SITE PREPARATION AND MAINTENANCE - Subscriber shall prepare the site for SRO Equipment in a manner acceptable to the Authorizing SROs and shall bear all costs of providing adequate space and power. The Authorizing SROs shall maintain SRO Equipment subject to applicable charges. Maintenance includes repair or replacement of failed SRO Equipment and parts as necessary. Extraordinary charges may apply if Subscriber caused the failure.

(e) WARRANTY AND SCOPE OF LIABILITY - THE AUTHORIZING SROS PROVIDE NO WARRANTY, EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTY OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. Paragraph 16(d) sets forth the Authorizing SROs' entire liability for performance of SRO Equipment. The Authorizing SROs' liability to Subscriber for any liability, loss or damages relating to SRO Equipment other than for the cost of maintaining, repairing or replacing SRO Equipment, whether based in contract, in tort (including negligence and strict liability) or any other theory, shall in the aggregate not exceed the lesser of (i) $1000 or (ii) the total charges to Subscriber under this Agreement for the period preceding the breach or injury. The foregoing limitations do not apply to personal injury claims. In no event shall any Authorizing SRO be liable (i) for any indirect, incidental, special, consequential or punitive liability, loss or damages relating to SRO Equipment, regardless of the form of the action and

foreseeability of the liability, loss or damages, or (ii) for any liability, loss or damages due to any "force majeure" (see Paragraph 6) or for any other cause beyond the reasonable control of the Authorizing SRO.

American Stock Exchange LLC

86 Trinity Place
New York, New York 10006-1881

Any organization or individual which would like to receive CTA Network B or Amex market data must first obtain the necessary authorizations from the American Stock Exchange.
Amex permission will not be given until we have received from your vendor (1) the Subscriber Agreement (copies attached) and (2) an Amex Service Order Form. Both documents must be signed by you. Your vendor will provide you with the Amex Service Order Form. When we have received and approved the documents, we will authorize your vendor to start providing you with Amex market data. We will also mail back to you a signed copy of the Subscriber Agreement.
All subscribers should understand that the Subscriber Agreement stipulates that (1) the data is not guaranteed, (2) the subscriber may **not** retransmit or otherwise electronically redistribute the data, and (3) the subscriber must **pay a monthly fee directly to the American Stock Exchange.** There are no free trial periods.

Toute société ou personne désirant recevoir les données boursières CTA Network B ou Amex doivent tout d'abord se procurer les autorisations necessaries auprès de l'American Stock Exchange.
L'Amex ne donnera pas son autorisation sans avoir reçu de votre fournisseur: (1) le contrat d'abonnement (exemplaires joints), et (2) le formulaire de commande de service Amex, tous deux signés de vous. C'est votre fournisseur qui vous communiquera le formulaire de commande de service Amex. Après réception et acceptation de ces documents, nous autoriserons votre fournisseur à commencer la transmission des données boursières Amex. Nous vous renverrons aussi un exemplaire signé du contrat d'abonnement.

Tous les abonnés sont informés que le contrat d'abonnement contient les stipulations suivantes: (1) les données ne sont pas garanties; (2) l'abonné ne peut **pas** retransmettre les données, ou les rediffuser électroniquement; et (3) l'abonné doit **verser une redevance mensuelle directement à l'American Stock Exchange.** Il n'y a pas de périodes d'essai gratuites.

Wenn eine Organisation oder Person die Börsendaten von CTA Network B oder Amex erhalten möchte, so muß zuerst die erforderliche Genehmigung der
American Stock Exchange eingeholt werden.
Die Genehmigung der Amex wird erst erteilt, wenn wir von Ihrem Lieferanten (1) den Teilnehmervertrag (Exemplare anbei) und (2) das Auftragsformular für den Amex-Service erhalten haben. Beide Dokumente müssen von Ihnen unterschrieben sein. Das Auftragsformular für den Amex-Service erhalten Sie von Ihrem Lieferanten. Wenn wir die Dokumente erhalten und akzeptiert haben, werden wir Ihren Lieferanten dazu ermächtigen, Ihnen die Amex-Börsendaten zur Verfügung zu stellen. Wir werden auch eine unterschriebene Kopie des Teilnehmervertrags an Sie zurücksenden.
Alle Teilnehmer werden darauf aufmerksam gemacht, daß der Teilnehmervertrag festlegt, deß (1) die Daten nicht garantiert sind, (2) der Teilnehmer die Daten **nicht** weiterübertragen oder auf andere Weise elektronisch verteilen darf, und (3) der Teilnehmer **eine monatliche Gebühr direkt an die American Stock Exchange zu zahlen hat.** Kostenlose Probezeiten werden nicht gewährt.

La institución o la persona particular que desee recibir los datos bursátiles de CTA Network B o de Amex deberá obtener previamente la autorización correspondiente de American Stock Exchange.
Amex no otorgará dicha autorización si antes no ha recibido del suministrador de servicios de la institución o persona interesada (1) el Acuerdo de Subscripción (se adjuntan copias) y (2) el Formulario de Solicitud de Servicios de Amex. Ambos documentos deberán llevar la firma de la institución o persona interesada. El suministrador de servicios les entregará el Formulario de Solicitud de Servicios de Amex. Cuando hayamos recibido y aprobado los documentos arriba mencionados, autorizaremos a su suministrador de servicios para que empiece a proporcionarles datos de Amex y les devolveremos por correo una copia firmada del Acuerdo de Subscripción.

Queremos hacer notar a todos los subscriptores que en el Acuerdo de Subscripción se establece que (1) los datos no son garantizados, (2) el subscriptor **no** puede retransmitir ni redistribuir los datos electrónicamente y (3) el subscriptor debe **pagar una tarifa mensual directamente a American Stock Exchange.** No se ofrecen períodos de prueba gratuitos.

ＣＴＡネットワークＢ、またはアメックスの市場データの入手を希望する、いかなる組織あるいは個人も、まず最初に必要な認可をアメリカン証券取引所から受けねばなりません。

アメックスの許可は、私共がお客様を担当する販売者から、（１）データ受取人契約書（用紙別添）、（２）アメックス・サービス注文書を受領するまで与えられません。また、両方の書類もお客様の署名がなければなりません。お客様の販売担当者が､アメックス･サービス注文書を用意しております。私共がこれらの書類を受け取り、これを認可した後に、お客様の販売担当者に、お客様に対するアメックスの市場データの提供を許可いたします。また、私共は、お客様に対し、データ受取人契約書の署名入りのコピーを郵送させていただきます。

全データ受取契約者は、データ受取契約書に、（１）データは保証されていない、（２）契約者がデータを再度送信すること、または電子的に再分配することは許されない、（３）契約者は、アメリカン証券取引所に直接月額料金を支払わなければならない、との規定があることを了承するものとします。また、無料の試験期間はありません。


AMERICAN
STOCK EXCHANGE
Equities Options ETFs

American Stock Exchange LLC
86 Trinity Place
New York, New York 10006-1881

Market Data Services
Tel.: (212) 306-1340
Fax: (212) 306-2086

Agreement for Receipt of Consolidated Network B Data and AMEX Market Data

This Agreement permits the undersigned "Subscriber" to arrange with authorized vendors or with the American Stock Exchange LLC ("AMEX"), as appropriate, to receive any one or more Types of Market Data* and to use that Market Data for interrogation* display, tape* display or other purposes not entailing retransmission. This Agreement governs whichever Type(s) of Market Data, means of receipt and use(s) Subscriber receives, arranges and makes. Subscriber and AMEX agree to all terms and conditions of this Agreement.

(Type or Print)

Vendor Name: ____________________

Taxpayer ID or Social Security Number: ____________________

Subscriber's Name: ____________________
(Company Name)

Type of Business: ____________________

Address: ____________________

Tel. No.: ____________________

City, State, Zip: ____________________

Fax No.: ____________________

Country: ____________________

SUBSCRIBER

Name: ____________________
(Individual Name)

Title: ____________________

By: ____________________
(Subscriber Authorized Signature)

Dated: ____________________

AMERICAN STOCK EXCHANGE LLC
On behalf of the CTA Plan Participants (in respect of CTA Network B last sale information) and the CQ Plan Participants (in respect of CQ Network B quotation information) and on its own behalf solely (in respect of AMEX Securities Information*)

AMEX USE ONLY

By: ____________________

Dated: ____________________

Indicate following memberships:

American Stock Exchange LLC ☐
New York Stock Exchange, Inc. ☐
Cincinnati Stock Exchange, Inc. ☐
Chicago Stock Exchange, Inc. ☐
Boston Stock Exchange, Inc. ☐
Pacific Stock Exchange, Inc. ☐

* Whenever an asterisk follows the first use of a term, Paragraph 1 defines the term.

Chicago Board Options Exchange, Inc. ☐
Philadelphia Stock Exchange, Inc. ☐

National Association of Securities Dealers, Inc. ☐

PART I: PROVISIONS OF GENERAL APPLICABILITY

1. DEFINITIONS

(a) "Authorizing SRO" means each of the authorizing self-regulatory organizations (i.e., each CTA Plan Participant, each CQ Plan Participant and AMEX).

(b) "Interrogation", as used to differentiate devices and displays, refers to (i) displaying Market Data for a security in response to Subscriber's specific inquiries or (ii) displaying changes in Market Data as they occur for a limited number of securities specified by Subscriber.

(c) "Market Data" means (i) CTA Network B last sale information, (ii) CQ Network B quotation information, (iii) AMEX Index Information and (iv) each other category of market information made available by AMEX as the AMEX may designate from time to time. Each of the above categories includes all information that derives from the category's information. Last sale prices and information deriving from those prices cease to be "Market Data" 15 minutes after the Authorizing SRO(s) make the prices available over their low speed data transmission facilities. AMEX may alter such period from time to time on 60 days' written notice to Subscriber.

(d) "AMEX Securities Information" means the Types of Market Data enumerated or referred to in clauses (iii) and (iv) of Paragraph 1(c).

(e) "Person" includes any natural person or proprietorship or any corporation, partnership or other organization.

(f) "Processor" means the processor under the CTA Plan and CQ Plan.

(g) "Subscriber Device" means a component of Subscriber Equipment* that provides an interrogation display, a tape display or both displays.

(h) "Subscriber Equipment" means any display device, computer, software, wires, transmission facility or other equipment by which Subscriber receives, displays or otherwise uses Market Data.

(i) "Tape", as used to differentiate devices and displays, refers to displaying on a current and continuous basis (i) Market Data as currently made available (or as may be made available in the future) over the data transmission facilities of one or more Authorizing SROs or as retransmitted by an authorized vendor or (ii) a subset of the Market Data so made available or retransmitted that Subscriber selects on the basis of, for example, transaction size or security.

(j) "Type of Market Data" means the Market Data in any of the categories enumerated or referred to in Paragraph 1(c).

2. PROPRIETARY NATURE OF DATA — Each Authorizing SRO asserts a proprietary interest in its "Relevant Market Data" (i.e., the Market Data that it furnishes to the Processor and in case of AMEX, that it otherwise makes available).

3. AMEX CAPACITY; ENFORCEMENT — Whenever this Agreement requires "AMEX" to take any action, or to receive any payment, information or notice, as to any Type of Market Data, AMEX acts on behalf of the Authorizing SRO(s) for the Type of Market Data. Any Authorizing SRO may enforce this Agreement as to its Relevant Market Data, by legal proceeding or otherwise, against Subscriber and may likewise proceed against any person that obtains its Relevant Market Data other than as this Agreement contemplates. Subscriber shall pay the reasonable attorneys' fees that any Authorizing SRO incurs in enforcing this Agreement against Subscriber.

4. CHARGES

(a) PAYMENT — Subscriber shall pay in United States dollars the applicable charge(s) as from time to time in effect, plus any applicable tax. Charges apply for receipt of Market Data whether or not used.

(b) BILLING — Subscriber will be billed in advance for recurring data and equipment charges on a periodic basis (monthly unless otherwise notified) based upon information that Subscriber or authorized vendors report. Subscriber will be billed upon incurrence for one-time charges, such as those relating to installations, relocations and provision of additional equipment facilities. Subscriber shall pay invoices promptly upon receipt. Errors in and omissions from invoices, and errors or delays in sending, or failures to send or receive, invoices, do not relieve Subscriber of its payment obligations.

5. DATA SECURITY

(a) RETRANSMISSIONS PROHIBITED — Subscriber shall use Market Data only for its individual use in its business. Subscriber shall neither furnish Market Data to any other person nor retransmit Market Data among its premises.

(b) CONTROL OF EQUIPMENT — Subscriber shall assure that it or its partners or officers and employees have sole control or physical possession of, and sole access to Market Data through, Subscriber Equipment.

(c) DISPLAYS ACCESSIBLE TO THE GENERAL PUBLIC — Notwithstanding the limitations of Paragraphs 5(a) and 5(b), subscriber may install one or more Subscriber Devices on enclosed portions of premises to which the general public has access if Subscriber (i) controls the premises and access to them and (ii) gives AMEX written notice of the installation. Subscriber may permit individuals who are passing through or visiting the premises to operate or to view the devices on a sporadic basis, and for limited periods of time, during their temporary presence on the premises.

(d) EQUIPMENT SECURITY — Subscriber understands that this Paragraph 5 requires Subscriber to carefully locate and protect Subscriber Equipment. Subscriber shall abide by any written requirements that AMEX specifies to regulate the location or connection of Subscriber Equipment or to otherwise assure compliance with this Paragraph 5. Subscriber guarantees that any person installing or maintaining Subscriber Equipment will comply with this Paragraph 5.

(e) INSPECTION — At any reasonable time, Subscriber shall assure that authorized representatives of AMEX have access to the premises at which Subscriber Equipment is located, and, in the presence of Subscriber's officials, the rights to examine the equipment and to observe Subscriber's use of the equipment.

6. DATA NOT GUARANTEED — Neither AMEX, any other Authorizing SRO nor the Processor (the "disseminating parties") guarantees the timeliness, sequence, accuracy or completeness of Market Data or of other market information or messages disseminated by any disseminating party. No disseminating party shall be liable in any way to Subscriber or to any other person for (a) any inaccuracy, error or delay in, or omission of, (i) any such data, information or message or (ii) the transmission or delivery of any such data, information or message, or (b) any loss or damage arising from or occasioned by (i) any such inaccuracy, error, delay or omission, (ii) non-performance, or (iii) interruption in any such data, information or message, due either to any negligent act or omission by any disseminating party or to any "force majeure" (i.e., flood, extraordinary weather conditions, earthquake or other act of God, fire, war, insurrection, riot, labor dispute, accident, action of government, communications or power failure, equipment or software malfunction) or any other cause beyond the reasonable control of any disseminating party.

7. DISSEMINATION DISCONTINUANCE OR MODIFICATION — The Authorizing SROs may discontinue disseminating any Type of Market Data, may change or eliminate any transmission method

and may change transmission speeds or other signal characteristics. The Authorizing SROs shall not be liable for any resulting liability, loss or damages to Subscriber.

8. DURATION; SURVIVAL — Subject to Paragraph 7, either Subscriber or AMEX may terminate this Agreement on 30 days' written notice to the other. In addition, this Agreement terminates 90 days after Subscriber no longer has the ability to receive Market Data as contemplated by this Agreement. Withdrawal of an Authorizing SRO other than AMEX from the CTA Plan and the CQ Plan terminates this Agreement solely as to that Authorizing SRO. Withdrawal of AMEX from the CTA Plan and CQ Plan terminates this Agreement as to all other Authorizing SROs. Paragraphs 3, 5(d), 6, 15(c), 15(e) and 16(e) survive termination of this Agreement.

9. ENTIRE AGREEMENT; MODIFICATIONS — This writing contains the entire agreement between the parties in respect of its subject matter. This Agreement supersedes each previous agreement between Subscriber and AMEX pursuant to which Subscriber has been receiving Market Data except insofar as the earlier agreement covers receipt of Market Data through direct or indirect access to the high speed line described in the CTA Plan or the CQ Plan or any comparable high speed transmission facility that AMEX uses to make Market Data available. The parties may only modify this Agreement by a writing signed by or on behalf of each of them.

10. ASSIGNMENTS — Subscriber may not assign all or part of this Agreement without the written consent of AMEX.

11. GOVERNING LAW; CONSTRUCTION — The laws of the State of New York govern this Agreement. It shall be interpreted in accordance with those laws. In prohibiting Subscriber from doing any act, this Agreement also prohibits Subscriber from doing the act indirectly (e.g., by causing or permitting any other person to do the act).

12. APPLICABILITY OF 1934 ACT AND PLANS — This Agreement is subject to the Securities and Exchange Act of 1934, the rules under that act, the CTA Plan (as to CTA Network B last sale information) and the CQ Plan (as to CQ Network B quotation information).

13. NOTICES; NOTIFICATION OF CHANGES — The parties shall send communications relating to this Agreement to:

American Stock Exchange LLC
86 Trinity Place
New York, New York 10006-1881
Attention: Market Data Services

Subscriber (as above)

Subscriber and AMEX may each change its address by written notice to the other. Subscriber shall give AMEX prompt written notice of any change in (a) the Subscriber information listed above, (b) any other information provided to AMEX in connection with initiating the receipt of any Type of Market Data or (c) any description provided pursuant to Paragraph 15(d).

PART II: SPECIAL PROVISIONS

This Part II applies only to the extent that Subscriber's activity or equipment falls within the scope of one or more of Paragraphs 14 through 16.

14. SECURITIES PROFESSIONALS: FURNISHING DATA TO CUSTOMERS AND BRANCH OFFICES

(a) SCOPE — This Paragraph 14 applies if Subscriber is a securities professional, such as a registered broker-dealer or investment adviser, and is an exception to Paragraphs 5(a), 5(b) and 5(c).

(b) LIMITED PROVISION OF DATA — Solely in the regular course of its securities business, Subscriber may occasionally furnish limited amounts of Market Data to its customers and clients and to its branch offices. Subscriber may so furnish Market Data to its customers and clients who are not on Subscriber's premises solely (i) in written advertisements, educational material, sales literature or similar written communications or (ii) during telephonic voice communication not entailing the use of computerized voice synthesization or similar technology. Subscriber may so furnish Market Data to its branch offices solely (i) as provided in the preceding sentence or (ii) through manual entry of the data over its teletype network. Subscriber shall not permit any customer or client to take physical possession of Subscriber Equipment. Subscriber shall abide by any additional limitations that AMEX specifies in writing.

15. REPORTING; RECORDS; EQUIPMENT DESCRIPTION

(a) SCOPE — This Paragraph 15 applies whenever an authorized vendor cannot know (e.g., by virtue of installing equipment or recognizing electronically a unique device identifier) all information necessary to bill Subscriber for applicable charge(s). For example, this Paragraph 15 typically applies to (i) Subscriber Devices not leased from AMEX or an authorized vendor, (ii) portable Subscriber Devices and Subscriber Devices that use portable components (e.g., software) to receive Market Data and (iii) Subscriber's receipt of Market Data through synthesized voice responses over telephones.

(b) REPORTING — Subscriber shall furnish to AMEX in writing such information, in such form and at such times, as AMEX may reasonably specify from time to time to permit billing of Subscriber for applicable charge(s). However, if an authorized vendor provides Market Data to any Subscriber Device, Subscriber shall furnish information regarding the device to the vendor instead of AMEX unless AMEX notifies Subscriber otherwise in writing.

(c) RECORDS — Subscriber shall maintain the records upon which it bases its reporting for two years following the period to which the records relate. Solely to monitor Subscriber's compliance with this Paragraph 15, authorized representatives of AMEX may examine and verify those records at any reasonable time in the presence of Subscriber's officials.

(d) EQUIPMENT DESCRIPTIONS — Upon AMEX's written request, Subscriber shall provide AMEX with a description acceptable to AMEX of any Subscriber Equipment that an authorized vendor or an Authorizing SRO does not supply.

(e) INDEMNIFICATION — Subscriber shall indemnify and hold harmless each Authorizing SRO from and against any liability, loss or damages caused by (i) any inaccuracy in or omission from, (ii) Subscriber's failure to furnish or to keep, or (iii) Subscriber's delay in furnishing or keeping, any report or record that this Paragraph 15 requires. Subscriber shall do so even if Subscriber depends on information from a third party and the third party caused the inaccuracy, omission, failure or delay. Without limiting the generality of the foregoing, if AMEX determines that, as a consequence of any such inaccuracy, omission, failure or delay, applicable Subscriber charges were not billed when incurred, Subscriber may be billed for those charges and Subscriber shall promptly pay those charges plus any applicable tax.

16. EQUIPMENT SUPPLIED BY AUTHORIZING SROs

(a) SCOPE: DEFINITION — This Paragraph 16 applies to Subscriber Equipment that one or more authorizing SROs supply ("SRO Equipment").

(b) OWNERSHIP — the Authorizing SRO(s) or their supplier(s) own SRO Equipment. Subscriber shall not relocate, remove or alter SRO Equipment, or attach to SRO Equipment any equipment other than authorized equipment that an authorized vendor supplies, without AMEX's written consent. Subscriber shall return SRO Equipment in the same condition as it was when installed except for normal wear and tear and for failures for which the Authorizing SROs are responsible under Paragraph 16(d).

(c) ACCESS TO PREMISES — Subscriber shall assure that authorized representatives of the Authorizing SROs and of their suppliers and service contractors may install, repair, maintain, relocate and replace SRO Equipment, and may remove any SRO Equipment that Subscriber no longer wants or to which it is no longer entitled, at any reasonable time.

(d) SITE PREPARATION AND MAINTENANCE — Subscriber shall prepare the site for SRO Equipment in a manner acceptable to the Authorizing SROs and shall bear all costs of providing adequate space and power. The Authorizing SROs shall maintain SRO Equipment subject to applicable charges. Maintenance includes repair or replacement of failed SRO Equipment and parts as necessary. Extraordinary charges may apply if Subscriber caused the failure.

(e) WARRANTY AND SCOPE OF LIABILITY — THE AUTHORIZING SROs PROVIDE NO WARRANTY, EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTY OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. Paragraph 16(d) sets forth the Authorizing SROs' entire liability for performance of SRO Equipment. The Authorizing SROs' liability to Subscriber for any liability, loss or damages relating to SRO Equipment other than for the cost of maintaining, repairing or replacing SRO Equipment, whether based in contract, in tort (including negligence and strict liability) or any other theory, shall in the aggregate not exceed the lesser of (i) $1,000 or (ii) the total charges to Subscriber under this Agreement for the period preceding the breach or injury. The foregoing limitations do not apply to personal injury claims. In no event shall any Authorizing SRO be liable (i) for any indirect, incidental, special, consequential or punitive liability, loss or damages relating to SRO Equipment, regardless of the form of the action and foreseeability of the liability,loss or damages or (ii) for any liability, loss or damages due to any "force majeure" (see Paragraph 6) or for any other cause beyond the reasonable control of the Authorizing SRO.

EXHIBIT E

SCHEDULES OF CHARGES

EXHIBIT E
SCHEDULE A-1

CTA NETWORK A MARKET DATA – DISPLAY SERVICES

Schedule of Rates (Excluding Applicable Taxes)

A. Professional Subscriber Charges[1,2]

Number of Display Devices	Monthly Rates Per Device
1	$127.25
2	79.50
3	58.25
4	53.00
5	47.75
6 - 9	39.75
10 - 19	31.75
20 - 29	30.25
30 - 99	27.50
100 - 249	26.50
250 - 749	23.75
750 - 4,999	20.75
5,000 - 9,999	19.75
10,000 +	18.75

B. Nonprofessional Subscriber Charges[1,3]

	Monthly Rate Per Subscriber
First 250,000 Nonprofessional Subscribers	$ 1.00
Each Additional Nonprofessional Subscriber	.50

C. Per-Quote-Packet Charges[1,3,4]

	Rate Per Quote Packet
Quote Packets 1 through 20 Million	$ .0075
Quote Packets 20,000,001 through 40 Million	.0050
Each Quote Packet in Excess of 40 Million	.0025

D. Broker-Dealer Enterprise - Maximum Monthly Charges[5] $ 660,000

E. Television Broadcast Charges (per 1,000 households reached)[6] $ 2.00

Notes to Schedule A-1

1 Charges include last sale price information and quotation information in Network A Securities.

2 For an audio voice response interrogation service, each output port qualifies as the equivalent of a device.

3 Charges apply to vendor providing service to non-professional subscriber.

4 Per-quote-packet charge is an alternative to monthly display charges and applies equally to professional and nonprofessional subscribers. A quote packet includes any data element or all data elements in respect of a single issue. Last, open, high, low, volume, net change, bid, offer, size, and best bid and offer with size are examples of data elements. "IBM" is an example of a single issue. An index value is deemed to be a single-issue data element. Vendor may maximize at $1.00 the per-quote-packet charges payable for any month in respect of any customer that qualifies as a

nonprofessional subscriber, regardless of how many quote-packets the customer may receive during that month.

[5] An entity that is registered as a broker/dealer under the Securities Exchange Act of 1934 is not required to pay more than the enterprise maximum for any month for the aggregate amount of (a) Network A display-device charges for devices that its officers, partners and employees use plus (b) Network A display-device and per-quote-packet charges payable in respect of services that it provides to nonprofessional subscribers that are brokerage account customers of the broker/dealer. For calendar year 2000, the maximum amount was $500,000. For each subsequent calendar year, the amount increases by the "Annual Increase Amount," i.e., an amount equal to the percentage increase in the annual composite share volume for the preceding calendar year, subject to a maximum annual increase of five percent. The annual increase was waived for 2008. After taking each year's Annual Increase Amount into account as well as the waiver for 2008, the monthly enterprise maximum for calendar year 2008 is $660,000.

[6] Television broadcast can be through cable, satellite, or traditional means. No entity is required to pay more than the "Television Ticker Maximum" for any calendar month. For months falling in calendar year 2010, the monthly Television Ticker Maximum is $125,000. For each subsequent calendar year, the monthly Television Ticker Maximum increases by the "Annual Increase Amount," as defined in footnote 5 above. In addition, a minimum monthly vendor payment of $2,000 applies. Prorating is permitted for those who broadcast the data for less than the entire business day, based upon the number of minutes the real-time ticker is displayed, divided by the number of minutes the primary market is open for trading (currently 390 minutes). A vendor may simulcast over multiple channels and is not charged more than once for recipients that have access to multiple simulcasted channels. Billing amounts are based on the "households-reached" totals that are published periodically in the Nielsen Report. If a Nielsen Report does not provide the requisite information as to a vendor, the vendor must provide households-reached information, subject to audit. Households-reached totals published at the end of September are the basis for billing for the following January through June. Households-reached totals published at the end of March are the basis for billing for the following July through December.

EXHIBIT E
SCHEDULE A-2

CTA NETWORK A MARKET DATA
DATA ACCESS CHARGES
Schedule of Monthly Charges (Excluding Applicable Taxes)

Data Access Charges[1]	Monthly Rate
1. High Speed Line - Direct	$1,000.00
2. High Speed Line - Indirect	500.00

Notes to Schedule A-2

[1] Subscriber is responsible for the telecommunications facilities necessary to access data.

SCHEDULE A-3

NETWORK B
MARKET COMMUNICATIONS
Schedule of Monthly Charges
(Excluding Applicable Taxes)

Service[1, 7]	**Rate**
Ticker Display[2, 3, 5, 6]	$ 13.60
Communication Facilities[8, 9]	$ 250.00/each unit
Line Splitter[8]	$ 30.00/each unit
Interrogation Units – Professionals[2, 3]	
CTA Participating Members	
Last Sale	$ 13.60/each unit
Non-Members	
Last Sale	$ 14.60/each unit
Interrogation Units – Non-Professionals[2, 3]	
Last Sale, Bid-Ask Combined Services	$ 1.00/each unit
Usage-based, per-quote fee – Professionals and Non-Professionals[10]	
First 20 million quotes disseminated during a month	$ .0075
Each of the next 20 million quotes	$ .0050
Each additional quote disseminated during a month	$ .0025
Broker-Dealer Enterprise – Maximum Monthly Charges[11]	$ 500,000

Television Broadcast Charges (per 1,000 households reached)[12]

Number of Customer Households Penetrated	Monthly Price per 1,000 Customer Households Penetrated
1 through 5,000,000:	$1.50
5,000,001 through 10,000,000:	$1.25
10,000,001 through 20,000,000:	$1.00
20,000,001 through 40,000,000:	$0.80
40,000,001 through 60,000,000:	$0.60
More than 60,000,001:	$0.50

Notes to Schedule A-3

1 Includes last sales and bid-ask in Network B securities distributed by Participants in Consolidated Tape Association; namely the American, Boston, Chicago, Cincinnati, Pacific and Philadelphia Stock Exchanges, the Chicago Board Options Exchange and the NASD.

[2] Charges are "per location" and do not include one-time installation, relocation and other miscellaneous charges where applicable, which are generally a direct pass-through from the common carrier to the subscriber.

[3] Charges by vendor furnishing equipment are in addition to these charges.

[4] Only one first unit charge applies in an office subscribing to units from two or more vendors.

[5] Plus charges, if any for interconnecting facilities required in connection with additional units.

[6] Includes Retransmitted, Blocked, and/or Selective Ticker Displays.

[7] Excluding applicable taxes.

[8] Charges are "per facility or device" and do not include installation, relocation or other miscellaneous charges as applicable.

[9] Charges for delivery of ticker signal to customer location applies to all locations in the continental USA and Toronto. Rates for other locations may be higher and based on actual delivery costs.

[10] Per-quote-packet charge is an alternative to monthly display charges and applies equally to professional and nonprofessional subscribers. A quote packet includes any data element or all data elements in respect of a single issue. Last, open, high, low, volume, net change, bid offer, size, and best bid and offer with size are examples of data elements. "IBM" is an example of a single issue. An Index value is deemed to be a single issue data element. Vendor may cap at $1.00 the per-quote-packet charges payable for any month in respect of any customer that qualifies as a nonprofessional subscriber, regardless of how many quote-packets the customer may receive during the month.

[11] An entity that is registered as a broker/dealer under the Securities Exchange Act of 1934 is not required to pay more than $500,000 for any month for the aggregate amount of (a) Network B display-device charges for devices that its officers, partners and employees use plus (b) Network B display-device and per-quote packet charges payable in respect of services that it provides to nonprofessional subscribers that are brokerage account customers of the broker/dealer. Beginning with calendar year 2011, the $500,000 amount will increase each calendar year by an amount equal to the percentage increase in the annual composite share volume for the preceding calendar year, subject to a maximum annual increase of five percent.

[12] Television broadcast can be through cable, satellite, or traditional means. No entity is required to pay more than $10,416.67 for any calendar month. Prorating is permitted for those who broadcast the data for less than the entire business day, based upon the number of minutes the real-time ticker is displayed, divided by the number of minutes the primary market is open for trading (currently 390 minutes). A vendor may simulcast over multiple channels and is not charged more than once for recipients that have access to multiple simulcasted channels. Billing amounts are based on the "households-reached" totals that are published periodically in the Nielsen Report. If a Nielsen Report does not provide the requisite information as to a vendor, the vendor must provide households-reached information, subject to audit. Households-reached totals published at the end of September are the basis for billing for the following January through June. Households-reached totals published at the end of March are the basis for billing for the following July through December.

SCHEDULE E
SCHEDULE A-4

CTA NETWORK B MARKET DATA
DATA ACCESS CHARGES

Schedule of Monthly Charges (Excluding Applicable Taxes)

Data Access Charges[1]	Monthly Rate
1) High Speed Line – Direct	$ 350.00
2) High Speed Line – Indirect	200.00

Notes to Schedule A-4

1 Subscriber is responsible for the telecommunications facilities necessary to access data.

Consolidated Tape Association
Advisory Committee

NAME	POSITION
Richard Urian	Retail Representative; Managing Director, TD Ameritrade
Kerry Baker	Vendor Representative; Head of Content Acquisition and Rights Management, Thompson Reuters
Bill Lee	Institutional Representative; Vice President, Morgan Stanley
Thomas J. Jordan	Investor Representative
Tim Mahoney	ATS Representative; CEO, BIDS Trading

BY-LAWS

OF

THE DEPOSITORY TRUST & CLEARING CORPORATION

ARTICLE I

Shareholders

Section 1.1. Annual Meeting. The annual meeting of shareholders of the Corporation for the election of directors and the transaction of such other business as may properly come before the meeting shall be held at such hour and place within the City of New York as the Board of Directors shall determine, or, if not so determined, at 10:00 A.M. on the last day in April at the principal office of the Corporation in the City of New York or, if that day shall be a Saturday, Sunday or a legal holiday in the place where the meeting is to be held, on the immediately preceding day not a Saturday, Sunday or a legal holiday.

Section 1.2. Special Meetings. Special meetings of shareholders of the Corporation may be called by the Board of Directors, and shall be called by the Executive Chairman of the Board, the Chief Executive Officer, the President, a Managing Director or the Secretary at the written demand of a majority of the Board of Directors or the holders of at least twenty-five percent (25%) of the class or classes of shares or series thereof entitled to vote at such meeting. Any such call or demand shall state the purpose or purposes of the proposed meeting. On failure of any officer above specified to call a special meeting when duly demanded, any signer of such demand may call such meeting and give the notice thereof. Special meetings shall be held at such place within or without the State of New York as may be specified in the notice thereof. At any special meeting only such business may be transacted which is related to the purpose or purposes set forth in the notice thereof but any special meeting may be called and held in conjunction with an annual meeting of shareholders.

Section 1.3. Record Date for Meetings and Other Purposes. For the purpose of determining the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or to express consent to or dissent from any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividend or the allotment of any rights, or for the purpose of any other action, the Board of Directors may fix, in advance, a date as the record date for any such determination of shareholders. Such date shall not be more than sixty nor less than ten calendar days before the date of such meeting, nor more than sixty calendar days prior to any other action.

If no record date is so fixed by the Board, (a) the record date for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the day next preceding the day on which notice is given or, if no notice is given, the day on which the meeting is held, and (b) the record date for determining shareholders for any other purpose shall be at the close of business on the day on which the resolution of the Board relating thereto is adopted.

When a determination of shareholders of record entitled to notice of or to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof, unless the Board fixes a new record date under this Section for the adjourned meeting.

Section 1.4. Notice of Meetings. Whenever shareholders are required or permitted to take any action at a meeting, notice shall be given stating the place, date and hour of the meeting and, unless it is the annual meeting, indicating that it is being issued by or at the direction of the person or persons calling the meeting. Notice of a special meeting (including any such meeting to be held in conjunction with an annual meeting) shall also state the purpose or purposes for which the meeting is called. If, at any meeting, action is proposed to be taken which would, if taken, entitle shareholders fulfilling the requirements of Section 623 of the Business Corporation Law to receive payment for their shares, the notice of such meeting shall include a statement of that purpose and to that effect. A copy of the notice of any meeting shall be given, not less than ten nor more than sixty calendar days before the date of the meeting, to each shareholder entitled to vote at such meeting. If mailed, such notice shall be given when deposited in the United States mail, with postage thereon prepaid, directed to the shareholder at his address as it appears on the record of shareholders, or, if he shall have filed with the Secretary of the Corporation a written request that notices to him be mailed to some other address, then directed to him at such other address.

When a meeting is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken, and at the adjourned meeting any business may be transacted that might have been transacted on the original date of the meeting. However, if after the adjournment, the Board of Directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record on the new record date entitled to notice under this Section.

Section 1.5. Waivers of Notice. Notice of any meeting of shareholders need not be given to any shareholder who submits a waiver of notice, whether before or after the meeting. The attendance of any shareholder at a meeting, in person or by proxy, without protesting prior to the conclusion of the meeting the lack of notice of such meeting, shall constitute a waiver of notice by him.

Section 1.6. List of Shareholders at Meetings. A list of shareholders as of the record date, certified by the Secretary or by a transfer agent, shall be produced at any meeting of shareholders upon the request thereat or prior thereto of any shareholder.

Section 1.7. Quorum at Meetings. Except as otherwise provided by law, the holders of a majority of the shares entitled to vote thereat shall constitute a quorum at any meeting of shareholders for the transaction of any business but the shareholders present may adjourn any meeting to another time or place despite the absence of a quorum. When a quorum is once present to organize a meeting, it shall not be broken by the subsequent withdrawal of any shareholders.

Section 1.8 Presiding Officer and Secretary. At any meeting of shareholders, if none of the Executive Chairman of the Board, the Chief Executive Officer or other person designated by the Board of Directors to preside at the meeting is present, the shareholders shall appoint a presiding officer for the meeting. If neither the Secretary nor an Assistant Secretary is present, the appointee of the person presiding at the meeting shall act as secretary of the meeting.

Section 1.9. Proxies. Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting may authorize another person or persons to act for him by proxy. No proxy shall be valid after the expiration of eleven months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except as otherwise provided by law. Proxies shall be delivered to the Secretary or, if inspectors are appointed to act at a meeting, to the inspectors.

Section 1.10. Inspectors of Election. The Board of Directors, in advance of any meeting of shareholders, may appoint one or more inspectors to act at the meeting or any adjournment thereof. If inspectors are not so appointed, the person presiding at the meeting may, and on request of any shareholder entitled to vote thereat shall, appoint one or more inspectors. In case any person appointed fails to appear or act, the vacancy may be filled by appointment made by the Board in advance of the meeting or at the meeting by the person presiding thereat. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his ability. No director or officer of the Corporation shall be eligible to act as an inspector of an election of directors of the Corporation.

The inspectors shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all shareholders. On request of the person presiding at the meeting or any shareholder entitled to vote thereat, the inspectors shall make a report in writing of any challenge, question or matter determined by them and execute a certificate of any fact found by them.

Section 1.11. Voting. Whenever directors are to be elected by shareholders, they shall be elected by a plurality of the votes cast at a meeting of shareholders by the holders of shares entitled to vote in the election. Whenever any corporate action, other than the election of directors, is to be taken by vote of shareholders, it shall, except as otherwise required by law, the Certificate of Incorporation or these By-Laws, be authorized by a majority of the votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon.

Except as otherwise provided by law, every holder of record of shares of the Corporation entitled to vote on any matter at any meeting of shareholders shall be entitled to one vote for every such share standing in his name on the record of shareholders of the Corporation on the record date for the determination of the shareholders entitled to notice of or to vote at the meeting.

Section 1.12. Written Consent of Shareholders Without a Meeting. Whenever under any provision of law or of these By-Laws shareholders are required or permitted to take any action by vote, such action may be taken without a meeting on written consent, setting forth the action so taken, signed by the holders of all outstanding shares entitled to vote thereon. The provisions of this Section shall not be construed to alter or modify any provision of law under which the written consent of the holders of less than all outstanding shares is sufficient for any corporate action.

ARTICLE II

Board of Directors

Section 2.1 Number of Directors. The entire Board of Directors shall consist of such number of directors as the Board of Directors shall specify; provided, however, that there shall be not less than 15 directors and not more than 25 directors. Unless and until the Board of Directors shall otherwise specify a number in accordance with the preceding sentence, the Board of Directors shall consist of 21 directors and no further action shall be required to fix such number at any meeting of shareholders for the election of directors.

Section 2.2. Election and Term of Directors. At each annual meeting of shareholders, directors shall be elected to hold office until the next annual meeting. Each director shall, unless sooner removed or disqualified, hold office from the time of his election and qualification until the annual meeting of shareholders next succeeding his election and until his successor has been elected and qualified.

Section 2.3. Newly Created Directorships and Vacancies. Except as hereinafter provided, any vacancy in the office of a director, including a vacancy caused by the resignation or removal of a director or an increase in the number of directors, shall be filled at an annual or special meeting of shareholders by a vote of the holders of the class of shares or series thereof entitled to vote for such director. Until such time as the Corporation first issues any shares of its capital stock, any vacancy in the office of a director, other than a vacancy caused by the removal of such director without cause, may be filled by a majority of the directors then in office. Thereafter, if the holders of a class of shares or series thereof are entitled to elect more than two directors to the Board of Directors, any vacancy in the office of a director that such holders are entitled to elect, other than a vacancy caused by the removal of such director without cause, may be filled by a majority of the directors then in office who were elected by such holders.

Section 2.4. Resignations. Any director may resign from his office at any time by delivering his resignation in writing to the Corporation, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 2.5. Removal of Directors. Except as otherwise provided by law, a director may be removed, with or without cause, by a vote of the holders of the class of shares or series thereof who elected such director.

Section 2.6. Meetings. Meetings of the Board of Directors, regular or special, may be held at any place within or without the State of New York as the Board from time to time may fix or as shall be specified in the respective notice or waivers of notice thereof. The Board may fix times and places for regular meetings of the Board, and no notice of such meetings need be given. Special meetings of the Board shall be held whenever called by the Executive Chairman of the Board, the Chief Executive Officer, the President, a Managing Director or by at least one-third of the directors for the time being in office. Notice of each such meeting shall be given by the Secretary or by a person calling the meeting to each director by mailing the same not later than two days before the meeting or by telegraphing, cabling, telephoning, faxing, electronically transmitting or personally delivering the same not later than one day before the meeting. Notice of a meeting need not be given to any director who submits a signed waiver of notice, whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to him.

Section 2.7. Quorum and Voting. A majority of the entire Board of Directors shall constitute a quorum for the transaction of business or of any specified item of business; provided, however, that, when a majority of the entire Board is once present to organize a meeting, one-third of the entire Board shall thereafter constitute a quorum for the transaction of business or any specified item of business at such meeting. Except as otherwise provided by law or these By-Laws, the vote of a majority of the directors present at the time of the vote, if a quorum is present at such time, shall be the act of the Board; provided, however, that a majority of the directors present, whether or not a quorum is present, may adjourn any meeting to another time and place. No notice of any such adjournment need be given.

Section 2.8. Committees. The Board of Directors may appoint or provide for such committees consisting of such directors, officers or other persons, and having such powers and functions in the management of the Corporation, as the Board may see fit.

Section 2.9. Compensation of Directors. Directors may receive compensation for services to the Corporation in their capacities as directors or otherwise in such amount as may be fixed from time to time by the Board of Directors. No loan shall be made by the Corporation to any director.

ARTICLE III

Officers, Agents and Employees

Section 3.1. General Provisions. The officers of the Corporation shall be a Executive Chairman of the Board and a Chief Executive Officer, each of whom shall be elected by the Board of Directors from among its own number, a Chief Operating Officer, one or more Managing Directors, a Secretary, a Treasurer, a Comptroller and an Auditor, and may include one or more Assistant Secretaries and one or more Assistant Treasurers. The officers shall be elected by the Board at the first meeting of the Board after the annual meeting of the shareholders in each year. The Board may elect or appoint other officers (including, but not limited to, a Vice Chairman of the Board, a President and one or more Vice Presidents), agents and employees, who shall have such authority and perform such duties as may be prescribed by the Board. Each officer shall hold office for the term for which he is elected or appointed and

until his successor has been elected or appointed and qualified. Any two or more offices may be held by the same person, except that neither the Secretary nor any Assistant Secretary shall be the Executive Chairman of the Board, the Vice Chairman of the Board, the President, the Chief Executive Officer or the Chief Operating Officer. Any officer, agent or employee of the Corporation may be removed, or his authority suspended, by the Board with or without cause. Such removal or suspension of authority without cause shall be without prejudice to such person's contract rights, if any, but the election or appointment of any person as an officer, agent or employee of the Corporation shall not be deemed of itself to create contract rights. The Board may require any officer, agent or employee to give security for the faithful performance of his duties.

Section 3.2. Powers and Duties of the Executive Chairman of the Board. The Executive Chairman of the Board shall have the responsibility for carrying out the policies of the Board. He shall have general supervision over the risk management and control functions (including, but not limited to, compliance and internal audit) of the Corporation, subject to the direction of the Board. He shall preside at all meetings of the stockholders and of the Board at which he is present.

The Executive Chairman of the Board, or in his absence the Chief Executive Officer, may vote the shares or other securities of any other domestic or foreign corporation of any type or kind which may at any time be owned by the Corporation, may execute any shareholders' or other consents in respect thereof and may in his direction delegate such powers by executing proxies, or otherwise, on behalf of the Corporation. The Board, by resolution from time to time, may confer like powers upon any other person or persons.

The Executive Chairman of the Board shall have other powers and perform such other duties as the Board may designate. The performance of any such duty by the Executive Chairman of the Board shall be conclusive evidence of his power to act.

Section 3.3 Powers and Duties of the Chief Executive Officer. The Chief Executive Officer shall have general supervision over the overall business strategy, business operations, systems, customer outreach and staff functions (including, but not limited to, finance, legal and human resources) of the Corporation, subject to the direction of the Board and the Executive Chairman of the Board.

In the absence of the Executive Chairman of the Board, the Chief Executive Officer shall preside at all meetings of the stockholders and of the Board at which he is present. He shall have such other powers and perform such other duties as the Board or the Executive Chairman of the Board may designate.

Section 3.4 Powers and Duties of the Chief Operating Officer. The Chief Operating Officer shall have general supervision over the operations of the Corporation, subject to the direction of the Board and the Chief Executive Officer. He shall have such other powers and perform such other duties as the Board or the Chief Executive Officer may designate. In the absence or inability to act of the Chief Executive Officer, unless the Board shall otherwise provide, that person previously designated by the Board, or, if there has been no such previous designation, the Chief Operating Officer shall perform all the duties and may exercise any of the

powers of the Chief Executive Officer. The performance of any such duty by the Chief Operating Officer shall be conclusive evidence of his power to act.

Section 3.5. Powers and Duties of Managing Directors. Each Managing Director shall have such powers and perform such duties as the Board of Directors or the Executive Chairman of the Board or the Chief Executive Officer may assign to him.

Section 3.6. Powers and Duties of the Secretary. The Secretary shall have charge of the minutes of all proceedings of the shareholders and of the Board of Directors. He shall attend to the giving of all notices to shareholders and directors. He shall have charge of the seal of the Corporation and shall attest the same by his signature whenever required. He shall have charge of the record of shareholders of the Corporation, and of such other books and papers as the Board may direct. He shall have all such powers and duties as generally are incident to the position of Secretary or as the Board or the Executive Chairman of the Board may assign to him.

Section 3.7. Powers and Duties of the Treasurer. The Treasurer shall have charge of all funds and securities beneficially owned by the Corporation, shall endorse the same for deposit or collection when necessary and deposit the same to the credit of the Corporation in such banks or depositories as the Board of Directors may authorize. He may endorse all commercial documents requiring endorsements for or on behalf of the Corporation and may sign all receipts and vouchers for payments made to the Corporation. He shall have all such powers and duties as generally are incident to the position of Treasurer or as the Board or the Chief Executive Officer may assign to him.

Section 3.8. Powers and Duties of the Comptroller. The Comptroller shall have charge of the accounting operations and procedures of the Corporation. He shall have all such powers and duties as generally are incident to the position of Comptroller or as the Board of Directors or the Chief Executive Officer may assign to him. He shall render annually to the Board a report relating to the general condition and internal operations of the Corporation.

Section 3.9. Powers and Duties of the Auditor. The Auditor shall make such examination of the accounts, records and transactions of the Corporation as may be required by the Board of Directors and he shall perform such other duties as are prescribed in an audit program approved by the Board. He shall be free to examine any department or section of the Corporation routinely without previous officer consultation. He shall maintain a summary record of dates of completed audits, and shall make periodic reports to the Board or a committee thereof which shall include such suggestions and recommendations which he may consider advisable to make. He shall make periodic reports to the Board or a committee thereof on subjects specified by the Board or a committee thereof or on those chosen by the Auditor on the status of any audit in progress and shall cooperate and coordinate with the Board or a committee thereof in the performance of his duties.

Section 3.10. Powers and Duties of Assistant Secretaries. In the absence or inability to act of the Secretary, any Assistant Secretary may perform all the duties and exercise all the powers of the Secretary. The performance of any such duty shall be conclusive evidence of his power to act. An Assistant Secretary shall also perform such other duties as the Board of Directors or the Secretary may assign to him.

Section 3.11. Powers and Duties of Assistant Treasurers. In the absence or inability to act of the Treasurer, an Assistant Treasurer may perform all the duties and exercise all the powers of the Treasurer. The performance of any such duty shall be conclusive evidence of his power to act. An Assistant Treasurer shall also perform such other duties as the Board of Directors or the Treasurer may assign to him.

Section 3.12. Compensation of Officers. The compensation, if any, of the Executive Chairman of the Board and the Chief Executive Officer shall be fixed by a majority (which shall not include the Executive Chairman of the Board or the Chief Executive Officer) of the entire Board of Directors. Salaries of all other officers shall be fixed by the Executive Chairman of the Board or the Chief Executive Officer with the approval of the Board and no officer shall be precluded from receiving a salary because he is also a director.

ARTICLE IV

Indemnification

The Corporation shall, to the fullest extent to which it is empowered to do so by the New York Business Corporation law or any other applicable laws, as may from time to time be in effect, indemnify any person who was or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of that fact that he or she, or his or her testator or intestate, is or was a director or officer of the Corporation, is or was a member of a committee established by the Board of Directors of the Corporation, or is or was serving any other corporation, domestic or foreign, partnership, joint venture, trust, employee benefit plan or other business enterprise or entity in any capacity at the request of the Corporation, against all expenses (including attorneys fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding. The Corporation may advance his or her related expenses and secure appropriate indemnification insurance, to the full extent permitted by law.

ARTICLE V

Shares of the Corporation

Section 5.1. Certificates for Shares. The shares of the Corporation shall be represented by certificates in such form as shall be determined by the Board of Directors. Such certificates shall be signed by the Executive Chairman of the Board, the President, the Chief Executive Officer or the Chief Operating Officer and by the Secretary, an Assistant Secretary, the Treasurer or an Assistant Treasurer, may be sealed with the seal of the Corporation or a facsimile thereof, and shall contain such information as is required by law to be stated thereon. All certificates for shares shall be consecutively numbered or otherwise identified. All certificates exchanged or surrendered to the Corporation for transfer shall be cancelled.

Section 5.2. Record of Shareholders. The Corporation shall keep at the office of the Corporation in the State of New York a record containing the names and addresses of all

shareholders, the number and class of shares or series thereof held by each and the dates when they respectively became the owners of record thereof. The Corporation shall be entitled to treat the persons in whose names shares stand on the record of shareholders as the owners thereof for all purposes.

Section 5.3. Transfers of Shares. Transfers of shares on the record of shareholders of the Corporation shall be made only upon surrender to the Corporation of the certificate or certificates for such shares, duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer.

Section 5.4. Lost, Stolen or Destroyed Certificates. The Corporation may issue a new certificate for shares in place of any certificates theretofore issued by it alleged to have been lost, stolen or destroyed, and the Board of Directors may require the owner of the lost, stolen or destroyed certificate, or his legal representative, to give the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of any such new certificate. The Board may require such owner to satisfy other reasonable requirements.

ARTICLE VI

Seal

The seal of the Corporation shall be circular in form and contain the name of the Corporation, the words "Corporate Seal" and "New York" and the year the Corporation was formed in the center. The Corporation may use the seal by causing it or a facsimile to be affixed or impressed or reproduced in any manner.

ARTICLE VII

Checks, Notes, Drafts, etc.

Checks, notes, drafts, acceptances, bills of exchange and other orders or obligations for the payment of money shall be signed by such officer or officers or person or persons as the Board of Directors shall from time to time determine.

ARTICLE VIII

Amendments

These By-Laws may be amended or repealed, and new By-Laws may be adopted, (1) by vote of the holders of shares entitled to vote thereon, or (2) by the Board of Directors. Any By-Law adopted by the Board may be amended or repealed by the holders of shares entitled to vote thereon. Any By-Law adopted by shareholders may provide that such By-Law shall not be subject to amendment or repeal by the Board.

ARTICLE IX

Gender References

These By-Laws are intended to be gender neutral. Any reference in these By-Laws to one gender shall be deemed to include the other.

G:\CorpSec\By-Laws\DTCC By-laws 4-11.doc



RULES

BY-LAWS

ORGANIZATION CERTIFICATE

THE DEPOSITORY TRUST COMPANY

MARCH 2013

RULES, BY-LAWS
AND ORGANIZATION CERTIFICATE
OF
THE DEPOSITORY TRUST COMPANY
INDEX

Page

RULE 1

DEFINITIONS; GOVERNING LAW

Section 1. Unless the context requires otherwise, the terms defined in this Rule shall, for all purposes of these Rules, have the meanings herein specified:

Account

The term "Account" means a Securities Account or a Settlement Account, as the context may require. Any reference in these Rules to the Account (or the Securities Account or Settlement Account) of a Participant or Pledgee shall be deemed to be a reference to the appropriate Account or Accounts of the Participant or Pledgee if the Participant or Pledgee has more than one such Account. Any reference in these Rules to the Account (or the Securities Account or Settlement Account) of the Corporation shall be deemed to be a reference to the appropriate Account or Accounts of the Corporation if the Corporation has more than one such Account.

Account Family

The term "Account Family" means an Account or group of Accounts, designated as such by a Participant in the manner specified in the Procedures, using a common set of risk management controls pursuant to Rule 9(B) and Rule 9(C).

Acronym

The term "Acronym" means, with respect to MMI Securities of an issuer, the unique identifier which the Corporation has assigned, in the manner specified in the Procedures to a designated subgroup of MMI issuances of an MMI issuer.

Actual Participants Fund Deposit

The term "Actual Participants Fund Deposit" of a Participant means the actual amount the Participant has Deposited to the Participants Fund, including both its Required Participants Fund Deposit and any Voluntary Participants Fund Deposit.

Actual Preferred Stock Investment

The term "Actual Preferred Stock Investment" of a Participant means the actual amount of Preferred Stock the Participant owns, expressed in dollars by multiplying (i) the number of shares of Preferred Stock the Participant owns by (ii) the Preferred Stock Par Value.

Affiliated Family

The term "Affiliated Family" means each Participant that controls or is controlled by another Participant and each Participant that is under the common control of any Person. For purposes of this definition, "control" means the direct or indirect ownership of more than 50% of the voting securities or other voting interests of any Person.

Aggregate Actual Deposit and Investment

The term "Aggregate Actual Deposit and Investment" of a Participant means the sum of its (i) Actual Participants Fund Deposit and (ii) Actual Preferred Stock Investment.

Aggregate Affiliated Family Net Debit Cap

The term "Aggregate Affiliated Family Net Debit Cap" means the sum of the Net Debit Caps for the Participants that are part of an Affiliated Family in the manner specified in the Procedures; provided, however, that the maximum Aggregate Affiliated Family Net Debit Cap shall not exceed the total available liquidity resources of the Corporation.

Aggregate Required Deposit and Investment

The term "Aggregate Required Deposit and Investment" of a Participant means the sum of its (i) Required Participants Fund Deposit and (ii) Required Preferred Stock Investment.

Back-Up Settling Bank

The term "Back-Up Settling Bank" means a Settling Bank selected by a Participant to perform settlement services for the Participant if the Settling Bank ordinarily used by such Participant is unable to perform such services.

Board of Directors

The term "Board of Directors" means the Board of Directors of the Corporation.

Business Day

The term "Business Day" means any day on which the Corporation is open for business.

By-Laws

The term "By-Laws" means the By-Laws of the Corporation, as amended from time to time.

Certificated Security

The term "Certificated Security" has the meaning given to the term "certificated security" in Section 8-102 of the NYUCC.

Clearing Agency Agreement

The term "Clearing Agency Agreement" means any agreement between the Corporation and any other clearing agency registered under Section 17A of the Exchange Act which provides, with respect to any Person that is concurrently a Participant and member of the other clearing agency, for (i) a netting of the settlement payments due to and from such Person, (ii) the provision of liquidity to the Corporation or the other clearing agency on account of a default by such Person in the performance of its obligations and/or (iii) a guaranty of any of the obligations of such Person to the Corporation or the other clearing agency.

Collateral

The term "Collateral" of a Participant on any Business Day means the sum of (i) the Actual Participants Fund Deposit of the Participant, (ii) the Actual Preferred Stock Investment of a Participant, (iii) all Net Additions of the Participant and (iv) any settlement progress payments wired by the Participant to the account of the Corporation at the Federal Reserve Bank of New York in the manner specified in the Procedures.

Collateral Monitor

The term "Collateral Monitor" of a Participant means the record maintained by the Corporation for the Participant which records, in the manner specified in Procedures, the algebraic sum of (i) the Net Credit or Debit Balance of the Participant and (ii) the aggregate Collateral Value of the Collateral of the Participant.

Collateral Value

The term "Collateral Value" means (i) with respect to the Actual Participants Fund Deposit of a Participant, the amount of such Actual Participants Fund Deposit, (ii) with respect to the Actual Preferred Stock Investment of a Participant, the amount of such Actual Preferred Stock Investment, (iii) with respect to the Net Additions of a Participant, an amount determined by applying to the Market Value of such Net Additions a percentage determined by the Corporation, in its sole discretion, and (iv) with respect to any settlement progress payments wired by a Participant to the account of the Corporation at the Federal Reserve Bank of New York in the manner specified in the Procedures, the amount of such settlement progress payments.

Control

The term "Control" has the meaning given to the term "control" in Section 8-106 of the NYUCC. A Pledgee has Control of Pledged Securities until they are Delivered, Released or Withdrawn by the Pledgee.

Controlling Management

The term "Controlling Management" shall mean the Chief Executive Officer, the Chief Financial Officer, and the Chief Operations Officer, or their equivalents, of an applicant or Participant.

Corporation

The term "Corporation" means The Depository Trust Company.

Deliverer

The term "Deliverer", as used with respect to a Delivery of a Security, means the Person which Delivers the Security.

Delivery

The term "Delivery":

(1) means the issuance of a Security;

(2) as used with respect to a Certificated Security, has the meaning provided in Section 8-301(a) of the NYUCC;

(3) as used with respect to an Uncertificated Security, has the meaning provided in Section 8-301(b) of the NYUCC; and

(4) as used with respect to a Security held in the form of a Security Entitlement on the books of the Corporation, means debiting the Security from an Account of the Deliverer and crediting the Security to an Account of the Receiver.

A Delivery may be a Delivery Versus Payment or a Free Delivery, or both collectively, as the context may require.

Delivery Versus Payment

The term "Delivery Versus Payment" means a Delivery against a settlement debit to the Account of the Receiver, as provided in Rule 9(A) and Rule 9(B) and as specified in the Procedures.

Deposit

The term "Deposit":

(1) as used with respect to a Certificated Security, means (A) Delivering a Security Certificate to the Corporation and (B) crediting the Security to an Account of a Participant;

(2) as used with respect to an Uncertificated Security, means (A) registering of a Security in the name of the Corporation (or its nominee) on the books of an issuer and (B) crediting the Security to an Account of a Participant;

(3) as used with respect to a Security held in the form of a Security Entitlement on the books of a Securities Intermediary other than the Corporation, means (A) crediting the Security to the Corporation (or its Securities Intermediary) on the books of such other Securities Intermediary and (B) crediting the Security to an Account of a Participant; and

(4) as used with respect to a Required Participants Fund Deposit or Voluntary Participants Fund Deposit, means causing the appropriate amount in cash to be paid to the Corporation for credit to the Participants Fund in accordance with Section 1 of Rule 4.

Deposited Security

The term "Deposited Security" means an Eligible Security credited to the Account of a Participant by Deposit or Delivery. A Deposited Security shall cease to be such if it becomes a Pledged Security or is Withdrawn.

Devaluation

The term "Devaluation" means a markdown of the Collateral Value of a Deposited Security to a reduced amount or zero.

Eligible Security

The term "Eligible Security" means a Security described in the first paragraph of Section 1 of Rule 5.

Entitlement Holder

The term "Entitlement Holder" has the meaning given to the term "entitlement holder" in Section 8-102 of the NYUCC. A Participant or Pledgee is an Entitlement Holder with respect to a Security credited to its Account.

Entitlement Order

The term “Entitlement Order” has the meaning given to the term “entitlement order” in Section 8-102 of the NYUCC. An instruction from a Participant or Pledgee to the Corporation with respect to a Delivery, Pledge or Withdrawal of a Security credited to a Securities Account is an Entitlement Order.

Exchange Act

The term “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time.

Family Net Credit

The term “Family Net Credit” means the amount by which the sum of all money credits to the Accounts in an Account Family exceeds the sum of all money debits and charges thereto.

Family Net Debit

The term “Family Net Debit” means the amount by which the algebraic sum of all money debits and charges to the Accounts in an Account Family exceeds the sum of all money credits thereto.

Fedwire

The term “Fedwire” means the wire system for the transfer of funds operated by the Federal Reserve System.

Free Delivery

The term “Free Delivery” means a Delivery free of any payment by the Receiver through the facilities of the Corporation, as provided in Rule 9(A) and Rule 9(B) and as specified in the Procedures.

Free Pledge

The term “Free Pledge” means a Pledge free of any payment by the Pledgee through the facilities of the Corporation, as provided in Section 3 of Rule 2 and as specified in the Procedures.

Free Release

The term “Free Release” means a Release free of any payment by the Pledgor through the facilities of the Corporation, as provided in Rule 2 and Rule 9(B) and as specified in the Procedures.

Gross Credit Balance

The term "Gross Credit Balance" of a Participant on any Business Day means the aggregate amount of money the Corporation credits to all of the Accounts in all of the Account Families of the Participant without accounting for any amount of money the Corporation debits or charges thereto. The Aggregate Actual Deposit and Investment of a Participant shall not constitute a part of the Gross Credit Balance of the Participant.

Gross Debit Balance

The term "Gross Debit Balance" of a Participant on any Business Day means the aggregate amount of money the Corporation debits or charges to all of the Accounts in all of the Account Families of the Participant without accounting for any amount of money the Corporation credits thereto. Any obligation of a Participant to make a Required Participants Fund Deposit or Required Preferred Stock Investment or satisfy a deficiency therein shall not constitute a part of the Gross Debit Balance of the Participant.

Income Payment Refusal

The term "Income Payment Refusal" means the refusal of an MMI Paying Agent to pay for an Income Presentment, as provided in Rule 9(C) and as specified in the Procedures.

Income Presentment

The term "Income Presentment" means an instruction initiated by the Corporation to credit the Account of the Corporation with an amount of interest or dividend income payable to the Corporation by an issuer in respect of MMI Securities (other than an amount of interest or dividend income or other distribution of cash or property payable to the Corporation by the issuer in connection with a Maturity Presentment or a Reorganization Presentment) and to debit the designated Paying Agent Account for that issue with the same amount, as provided in Rule 9(C) and as specified in the Procedures.

Incomplete Transaction

The term "Incomplete Transaction":

(1) as used with respect to a Delivery, means a Delivery Versus Payment of Securities from a Deliverer to a Receiver where, pursuant to Rule 9(B), the Securities (A) have been credited to the Account of the Corporation, (B) have not yet been credited to the Account of the Receiver, except provisionally in the manner specified in the Procedures, and (C) have not been Delivered, Pledged or Withdrawn by the Receiver;

(2) as used with respect to a Pledge, means a Pledge Versus Payment of Securities from a Pledgor to a Pledgee where, pursuant to Rule 9(B), the Securities (A) have been credited to the Account of the Corporation, (B)

have not yet been credited to the Account of the Pledgee, except provisionally in the manner specified in the Procedures, and (C) have not been Delivered, Released or Withdrawn by the Pledgee; and

(3) as used with respect to a Release, means a Release Versus Payment of Securities from a Pledgee to a Pledgor where, pursuant to Rule 9(B), the Securities (A) have been credited to the Account of the Corporation, (B) have not yet been credited to the Account of the Pledgor, except provisionally in the manner specified in the Procedures, and (C) have not been Delivered, Pledged or Withdrawn by the Pledgor.

Instructor

The term "Instructor" means a Participant or Pledgee which gives the Corporation an instruction with respect to (i) a Delivery, Pledge, Release or Withdrawal of Securities, (ii) a payment in connection with a transaction in Securities or (iii) any other instruction pursuant to these Rules and the Procedures.

Investment Advisers Act

The term "Investment Advisers Act" means the Investment Advisers Act of 1940, as amended from time to time.

Investment Company Act

The term "Investment Company Act" means the Investment Company Act of 1940, as amended from time to time.

Issuing Agent Account

The term "Issuing Agent Account" means the Account of an MMI Issuing Agent, designated as such by the MMI Issuing Agent in the manner specified in the Procedures, as the Account to be used in connection with the issuance of MMI Securities for which it is the MMI Issuing Agent.

Largest Provisional Net Credit

The term "Largest Provisional Net Credit" means, on any Business Day, with respect to an Account Family, the sum of the two largest aggregate net credits to an Account Family attributable to transactions in the MMI Securities of any issuer, determined on an Acronym basis.

Lender

The term "Lender" means a bank which has extended credit to the Corporation for purposes authorized by these Rules.

Limited Participant

The term "Limited Participant" means a person approved as a Limited Participant by the Corporation pursuant to Section 1 of Rule 2.

Market Value

The term "Market Value" means the current market value of a Deposited Security, as determined by the Corporation in the manner specified in the Procedures.

Maturity Payment Refusal

The term "Maturity Payment Refusal" means the refusal of an MMI Paying Agent to pay for a Maturity Presentment, as provided in Rule 9(C) and as specified in the Procedures.

Maturity Presentment

The term "Maturity Presentment" means a Delivery Versus Payment of matured MMI Securities from the Account of a Presenting Participant to the designated Paying Agent Account for that issue, as provided in Rule 9(C) and as specified in the Procedures.

Minimum Amount Securities

The term "Minimum Amount Securities" (sometimes referred to as "Minimum Amount") of a Participant on any Business Day means (i) Securities credited to the Account of the Participant at the opening of business which the Participant has not designated as Net Addition Securities in the manner specified in the Procedures and (ii) Securities credited to the Account of the Participant during the Business Day which the Participant designates as Minimum Amount Securities in the manner specified in the Procedures. Minimum Amount Securities shall cease to be such if (x) they become Pledged or Segregated Securities, (y) they are Delivered or Withdrawn by the Participant or (z) they are designated as Net Addition Securities by the Participant in the manner specified in the Procedures.

MMI Issuing Agent

The term "MMI Issuing Agent" means a Participant, acting as an issuing agent for an issuer with respect to a particular issue of MMI Securities of that issuer, which has executed such agreements as the Corporation shall require in connection with the participation of such Participant in the MMI Program in that capacity.

MMI Paying Agent

The term "MMI Paying Agent" means a Participant, acting as a paying agent for an issuer with respect to a particular issue of MMI Securities of that issuer, which has

executed such agreements as the Corporation shall require in connection with the participation of such Participant in the MMI Program in that capacity.

MMI Program

The term "MMI Program" means the Program for transactions in MMI Securities, as provided in Rule 9(C) and as specified in the Procedures.

MMI Security

The term "MMI Security" means an Eligible Security described in the second paragraph of Section 1 of Rule 5, which will, upon a determination of eligibility by the Corporation, be assigned an Acronym by the Corporation.

Net Addition Securities

The term "Net Addition Securities" (sometimes referred to as "Net Additions") of a Participant on any Business Day means (i) Securities subject of Deliveries Versus Payment to the Participant, (ii) Securities credited to the Account of the Participant (such as Deposits of Eligible Securities and Free Deliveries of Securities) and designated as Net Addition Securities by the Participant in the manner specified in the Procedures and (iii) Minimum Amount Securities designated as Net Addition Securities by the Participant in the manner specified in the Procedures. Net Addition Securities shall cease to be such if (x) they become Pledged or Segregated Securities, (y) they are Delivered or Withdrawn by the Participant or (z) they are designated as Minimum Amount Securities by the Participant in the manner specified in the Procedures.

Net Credit Balance

The term "Net Credit Balance" of a Participant means the amount by which the Gross Credit Balance of the Participant exceeds its Gross Debit Balance.

Net Debit Balance

The term "Net Debit Balance" of a Participant means the amount by which the Gross Debit Balance of the Participant exceeds its Gross Credit Balance.

Net Debit Cap

The term "Net Debit Cap" of a Participant means an amount determined by the Corporation in the manner specified in the Procedures; provided, however, that the maximum Net Debit Cap of the Participant shall be the least of (i) a maximum amount applicable to all Participants based on the liquidity resources of the Corporation, (ii) the Settling Bank Net Debit Cap applicable to such Participant or (iii) any other amount determined by the Corporation, in its sole discretion.

NSCC

The term "NSCC" means the National Securities Clearing Corporation.

NYUCC

The term "NYUCC" means the Uniform Commercial Code of New York, as amended from time to time.

Participant

The term "Participant" means a Person approved as a Participant by the Corporation pursuant to Section 1 of Rule 2.

Participants Fund

The term "Participants Fund" means the fund created pursuant to Section 1 of Rule 4.

Participants Investment

The term "Participants Investment" means the investment made pursuant to Section 2 of Rule 4.

Payee

The term "Payee", as used with respect to a Delivery, Pledge or Release Versus Payment of Securities, means the Participant, Pledgor or Pledgee which receives a money credit.

Paying Agent Account

The term "Paying Agent Account" means the Account of an MMI Paying Agent, designated as such by the MMI Paying Agent in the manner specified in the Procedures, as the Account to receive Presentments for which it is the MMI Paying Agent.

Payment Refusal

The term "Payment Refusal" means an Income Payment Refusal, Maturity Payment Refusal, Principal Payment Refusal or Reorganization Payment Refusal, as the context may require.

Payor

The term "Payor", as used with respect to a Delivery or Pledge Versus Payment of Securities, means the Participant, Pledgee or Pledgor which is charged a money debit.

Person

The term "Person" means the Corporation, a Participant or Pledgee or any other natural or legal person, as the case may be.

Pledge

The term "Pledge":

(1) for purposes of Rule 4(A), has the meaning specified in Rule 4(A); and

(2) for all purposes under these Rules, means creating a security interest in a Certificated or Uncertificated Security, a Securities Account or a Securities Entitlement in accordance with the NYUCC.

A Pledge may be a Free Pledge or a Pledge Versus Payment, as the context may require.

Pledged Security

The term "Pledged Security", as used with respect to a Participant, means a Deposited Security which is the subject of (i) Free Pledge to a Pledgee in connection with a loan made by the Pledgee (on its own behalf or on behalf of a third party) to the Participant outside the facilities of the Corporation pursuant to an agreement between the Participant, as Pledgor, and the Pledgee or (ii) a Pledge Versus Payment to a Pledgee in connection with a loan made by the Pledgee (on its own behalf or on behalf of a third party) to the Participant through the facilities of the Corporation pursuant to an agreement between the Participant, as Pledgor, and the Pledgee. Pledged Securities shall cease to be such if they are Released, Delivered or Withdrawn by the Pledgee.

Pledgee

The term "Pledgee" means the Corporation or a Person approved as a Pledgee which has entered into an agreement with the Corporation pursuant to Section 3 of Rule 2, including a Participant which is so approved.

Pledge Versus Payment

The term "Pledge Versus Payment" means a Pledge against a settlement debit to the Account of the Pledgee, as provided in Section 3 of Rule 2, including a Participant which is so approved.

Pledgor

The term "Pledgor" means the Corporation or a Participant which Pledges Deposited Securities through the facilities of the Corporation.

Preferred Stock

The term "Preferred Stock" means the Series A Preferred Stock of the Corporation.

Preferred Stock Dividend Date

The term "Preferred Stock Dividend Date" means the date a dividend is paid on the Preferred Stock.

Preferred Stock Par Value

The term "Preferred Stock Par Value" means $100 per share of Preferred Stock.

Presenting Participant

The term "Presenting Participant" means a Participant holding in its Account MMI Securities which are the subject of a Presentment.

Presentment

The term "Presentment" means an Income Presentment, Maturity Presentment, Principal Presentment or Reorganization Presentment, as the context may require.

Principal Payment Refusal

The term "Principal Payment Refusal" means the refusal of an MMI Paying Agent to pay for a Principal Presentment, as provided in Rule 9(C).

Principal Presentment

The term "Principal Presentment" means an instruction initiated by the Corporation to credit the Account of the Corporation with an amount of principal payable to the Corporation by an issuer of MMI Securities (other than an amount of principal payable to the Corporation by an issuer of MMI Securities in connection with a Maturity Presentment or Reorganization Presentment) and to debit the designated Paying Agent Account for that issue with the same amount, as provided in Rule 9(C).

Procedures

The term "Procedures" means the Procedures, service guides, and regulations of the Corporation adopted pursuant to Rule 27, as amended from time to time.

Program

The term "Program" means a discrete group of services provided by the Corporation, designated as such by the Corporation in the manner specified in the Procedures.

Receiver

The term "Receiver", as used with respect to a Delivery of a Security, means the Person which receives the Security.

Release

The term "Release" means the release of a Security from Pledge. A "Release" may be a Free Release or a Release Versus Payment, as the context may require.

Release Versus Payment

The term "Release Versus Payment" means a Release against a settlement debit to the Account of the Pledgor, as provided in Rule 2 and Rule 9(B) and as specified in the Procedures.

Reorganization Action

The term "Reorganization Action", as used with respect to an issue of MMI Securities, means any action (other than an action in connection with periodic income and principal payments on, or the maturity of, an issue of MMI Securities), either mandatory or voluntary, including puts, calls, tender offers and exchange offers, which affects some or all of such issue of MMI Securities.

Reorganization Payment Refusal

The term "Reorganization Payment Refusal" means the refusal of an MMI Paying Agent to pay for a Reorganization Presentment of MMI Securities, as provided in Rule 9(C) and as specified in the Procedures.

Reorganization Presentment

The term "Reorganization Presentment" means a Delivery Versus Payment of MMI Securities in response to a Reorganization Action from the Account of a Presenting Participant to the designated Paying Agent Account for that issue, as provided in Rule 9(C) and as specified in the Procedures.

Required Participants Fund Deposit

The term “Required Participants Fund Deposit” of a Participant means the amount the Participant is required to Deposit to the Participants Fund pursuant to Section 1 of Rule 4.

Required Preferred Stock Investment

The term "Required Preferred Stock Investment" of a Participant means the amount of Preferred Stock the Participant is required to own pursuant to Section 2 of Rule 4, expressed in dollars by multiplying (i) the number of shares of Preferred Stock the Participant is required to own by (ii) the Preferred Stock Par Value.

Rule

The term “Rule” means one of these Rules, as amended from time to time.

SEC

The term “SEC” means the United States Securities and Exchange Commission.

Securities Account

The term “Securities Account”:

(1) as used with respect to a Participant or Pledgee, means an account maintained by the Corporation for the Participant or Pledgee to which Securities transactions of the Participant or Pledgee effected through the facilities of the Corporation are debited and credited in the manner specified in the Procedures; and

(2) as used with respect to the Corporation, means an internal account of the Corporation to which Securities transactions are debited and credited to the Corporation.

Securities Act

The term “Securities Act” means the Securities Act of 1933, as amended from time to time.

Securities Intermediary

The term “Securities Intermediary” has the meaning given to the term “securities intermediary” in Section 8-102 of the NYUCC. The Corporation is a Securities Intermediary.

Security

The term "Security" has the meaning given to the term "financial asset" in Section 8-102 of the NYUCC. Any item credited to an Account (by the act of being credited to the Account) shall be deemed a Security under these Rules and shall be treated as a financial asset under Article 8 of the NYUCC. A Security may be an Eligible Security, a Deposited Security, a Pledged Security, a Segregated Security or an MMI Security, or some or all of them collectively, as the context may require. The term "Security" shall not include Preferred Stock.

Security Certificate

The term "Security Certificate" has the meaning given to the term "security certificate" in Section 8-102 of the NYUCC.

Security Entitlement

The term "Security Entitlement" has the meaning given to the term "security entitlement" in Section 8-102 of the NYUCC. The interest of a Participant or Pledgee in a Security credited to its Account is a Security Entitlement.

Segregated Account

The term "Segregated Account" means an Account to which Deposited Securities may be Delivered by a Participant for purposes of segregation in the manner specified in the Procedures.

Segregated Security

The term "Segregated Security" means a Deposited Security credited to a Segregated Account.

Settlement Account

The term "Settlement Account":

(1) as used with respect to a Participant or Pledgee, means an account maintained by the Corporation for the Participant or Pledgee to which money transactions of the Participant or Pledgee effected through the facilities of the Corporation are debited and credited in the manner specified in the Procedures, and

(2) as used with respect to the Corporation means an internal account of the Corporation to which money transactions are debited and credited to the Corporation.

A Settlement Account is not a "securities account" for purposes of Section 8-501 of the NYUCC.

Settling Bank

The term "Settling Bank" means a Participant which is a bank or trust company, subject to supervision or regulation pursuant to Federal or State banking laws, and a party to an effective Settling Bank Agreement.

Settling Bank Agreement

The term "Settling Bank Agreement" means an agreement by and among the Corporation, a Settling Bank and a Participant pursuant to which the Settling Bank undertakes to perform settlement services for the Participant on terms approved by the Corporation.

Settling Bank Net Debit Cap

The term "Settling Bank Net Debit Cap" has the meaning provided in Rule 9(D).

Uncertificated Security

The term "Uncertificated Security" has the meaning given to the term "uncertificated security" in Section 8-102 of the NYUCC.

Voluntary Participants Fund Deposit

The term "Voluntary Participants Fund Deposit" of a Participant means any amount the Participant has Deposited to the Participants Fund in excess of its Required Participants Fund Deposit.

Withdrawal

The term "Withdrawal", as used with respect to a Security held in the form of a Security Entitlement of a Participant or Pledgee on the books of the Corporation, means (i) debiting the Security from an Account of a Participant or Pledgee and (ii) Delivering the Security to a Participant or Pledgee (or its designee) outside the facilities of the Corporation.

Section 2. Set forth below are certain other terms defined in these Rules, and the place in these Rules where such other terms are defined and used:

Defined Term	Rule	Section
Cash	Rule 4(A)	Section 1
Contra Party	Rule 9(B)	Section 1
Custodian	Rule 2	Section 1
Deemed Net Additions	Rule 9(B)	Section 2
Defaulting Participant	Rule 9(B)	Section 2
End-of-Day Credit Facility	Rule 4	Section 2

Interested Person	Rule 22	Section 1
Net-Net Credit Balance	Rule 9(D)	
Net-Net Debit Balance	Rule 9(D)	
Panel	Rule 22	Section 3
Participant Representative	Rule 7	Section 1
P&I Cash Advance	Rule 4(A)	Section 3
P&I Credit Facility	Rule 4(A)	Section 3
P&I Finance Cost	Rule 4(A)	Section 3
P&I Finance Period	Rule 4(A)	Section 3
P&I Payment Date	Rule 4(A)	Section 3
P&I Receipt Date	Rule 4(A)	Section 3
P&I Reversal Date	Rule 4(A)	Section 3
P&I Scheduled Payment	Rule 4(A)	Section 3
P&I Security Interest	Rule 4(A)	Section 3
Pool	Rule 22	Section 3
Preferred Stock Security Interest	Rule 4	Section 2
Section 8 Pro Rata Charge	Rule 4	Section 6
Settling Bank Refusal	Rule 9(D)	
Short Charge	Rule 9(B)	Section 2
Special Representative	Rule 6	
Time of Insolvency	Rule 12	Section 4
Transaction	Rule 6	
Voting Rights	Rule 6	

Section 3. Unless the context otherwise requires, in these Rules (a) words using the singular number include the plural number, (b) words of masculine gender include the feminine gender, (c) words defined as nouns shall have their correlative meanings as adjectives or verbs and words defined as verbs shall have their correlative meanings as adjectives or nouns, (d) the terms "Rule" or "Section" refer to the specified Rule or Section of these Rules, (e) the terms "Chairman of the Board", "President", "Secretary", "Managing Director" and "Vice President" refer to the Chairman of the Board, President, Secretary and any Managing Director or Vice President of the Corporation, (f) any reference to a number of days shall mean calendar days unless Business Days are specified and (g) any reference to notice shall mean written notice unless another form of notice is specified.

Section 4. The Rules, Procedures and the rights and obligations under the By-Laws, the Rules and the Procedures, shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed and performed therein.

RULE 2

PARTICIPANTS AND PLEDGEES

Section 1. The Corporation shall make its services, or certain of its services, available to partnerships, corporations or other organizations or entities which (i) apply to the Corporation for the use of such services, (ii) meet the qualifications specified in Rule 3, (iii) are approved by the Corporation and (iv) if required, make a Required Participants Fund Deposit pursuant to Section 1 of Rule 4 and Required Preferred Stock Investment pursuant to Section 2 of Rule 4. The Corporation shall approve applications only upon a determination by the Corporation that the applicant meets the standards of financial condition, operational capability and character defined below:

(a) the applicant has demonstrated that it has sufficient financial ability to make any Required Participants Fund Deposit and Required Preferred Stock Investment and meet all of its anticipated obligations to the Corporation;

(b) the applicant has demonstrated that it has adequate personnel capable of handling transactions with the Corporation and adequate physical facilities, books and records and procedures to fulfill its anticipated commitments to, and to meet the operational requirements of, the Corporation, other Participants and Pledgees with necessary promptness and accuracy and to conform to any condition and requirement which the Corporation reasonably deems necessary for its protection; and

(c) the Corporation has received no substantial information which would reasonably and adversely reflect on the applicant or its Controlling Management to such extent that access of the applicant to the Corporation should be denied; and any such applicant may be deemed not to meet the qualifications set forth in this paragraph if:

(i) the Corporation shall have reasonable grounds to believe that the applicant or its Controlling Management to be responsible for (A) making a misstatement of a material fact or omitting to state a material fact to the Corporation in connection with its application to become a Participant or thereafter or (B) fraudulent acts or the violation of the Securities Act, the Exchange Act, the Investment Company Act, the Investment Advisers Act or any rule or regulation thereunder;

(ii) the applicant or its Controlling Management has been convicted within the ten years preceding the filing of its application to become a Participant or at any time thereafter of any crime, felony or misdemeanor which involves the purchase, sale or transfer of any security or the breach of fiduciary duty, or arose out of conduct of the business of a broker, dealer, investment company, investment adviser, underwriter, bank, trust company, fiduciary, insurance company or other financial institution; or involves robbery, larceny, embezzlement, fraudulent conversion, forgery or misappropriation of funds, securities or other

property; or involves any violation of Section 1341, 1342 or 1343 of Title 18 of the United States Code;

(iii) the applicant or its Controlling Management is permanently or temporarily enjoined by order, judgment or decree of any court or other governmental authority of competent jurisdiction from acting as a broker, dealer, investment company, investment adviser, underwriter, bank, trust company, fiduciary, insurance company or other financial institution or from engaging in or continuing any conduct or practice in connection with any such activity, or in connection with the purchase, sale or Delivery of any security, and the enforcement of such injunction or prohibition has not been stayed;

(iv) the applicant or its Controlling Management has been expelled or suspended, or had its participation terminated from a national securities association or exchange registered under the Exchange Act, a self-regulatory organization as defined in Section 3(a)(26) of the Exchange Act, or a corporation which engages in clearance and settlement activities or a securities depository or has been barred or suspended from being associated with any member of such an exchange, association, corporation or securities depository;

(v) the applicant is subject to statutory disqualification as defined in Section 3(a)(39) of the Securities Exchange Act of 1934, or an order of similar effect issued by a Federal or State banking authority, or other examining authority or regulator, including a non-U.S. examining authority or regulator.

In addition to items (a) through (c) above, the Corporation shall retain the right to deny membership to an applicant if the Corporation becomes aware of any factor or circumstance about the applicant or its Controlling Management which may impact the suitability of that particular applicant as a Participant of the Corporation. Further, applicants are required to inform the Corporation as to any member of its Controlling Management that is or becomes subject to statutory disqualification (as defined in Section 3(a)(39) of the Exchange Act).

The Corporation may approve the application of any applicant, either unconditionally or on an appropriate temporary or other conditional basis, if the Corporation determines that any standard specified in this Section, as applied to such applicant or its Controlling Management, is unduly or disproportionately severe or that the conduct of such applicant or its Controlling Management has been such as not to make it against the interest of the Corporation, other Participants or Pledgees or the public to approve such application.

Notwithstanding the foregoing, the Corporation may decline to accept the application of any applicant upon a determination by the Corporation that the Corporation does not have adequate personnel, space, data processing capacity or other operational capability at that time to perform its services for additional Participants without impairing the ability of the Corporation to provide services for its existing Participants, to assure the prompt, accurate and orderly processing and settlement of Securities transactions, to safeguard the funds and Securities held by or for the Corporation for Participants or Pledgees or otherwise to carry out its functions; provided, however, that applicants whose applications are denied pursuant to this paragraph shall be

approved as promptly as the capabilities of the Corporation permit in the order in which their applications were filed with the Corporation.

The Corporation shall apply the foregoing requirements on a nondiscriminatory basis. Any applicant aggrieved by action taken by the Corporation in applying such qualifications shall be entitled to a right of appeal in accordance with Rule 22.

The entities which have made a Required Participants Fund Deposit pursuant to Section 1 of Rule 4 and Required Preferred Stock Investment pursuant to Section 2 of Rule 4 and to which the Corporation makes all of its services available shall be known as Participants. The entities which, if required, have made a Required Participants Fund Deposit pursuant to Section 1 of Rule 4 and Required Preferred Stock Investment pursuant to Section 2 of Rule 4 and to which the Corporation makes only certain of its services available shall be known as Limited Participants. For purposes of these Rules, the term "Participant" shall include the term "Limited Participant" unless the (i) context otherwise requires or (ii) the Procedures otherwise provide.

The Corporation may at any time cease either temporarily or definitively to make its services available to a Participant in accordance with these Rules and the Participant shall, upon receipt of notice thereof given by the Corporation as provided in these Rules cease to be a Participant; provided, however, that if the Corporation notifies a Participant that it has ceased to act for it only with respect to a particular transaction or transactions, the Participant shall continue to be a Participant. A Participant may terminate its business with the Corporation by notifying the Corporation as provided in Sections 7 or 8 of Rule 4 or, if for a reason other than those specified in said Sections 7 and 8, by notifying the Corporation thereof; the Participant shall, upon receipt of such notice by the Corporation, cease to be a Participant. In the event that a Participant shall cease to be a Participant, the Corporation shall thereupon cease to make its services available to the Participant, except that the Corporation may perform services on behalf of the Participant or its successor in interest necessary to terminate the business of the Participant or its successor with the Corporation, and the Participant or its successor shall pay to the Corporation the fees and charges provided by these Rules with respect to services performed by the Corporation subsequent to the time when the Participant ceases to be a Participant. The Corporation shall immediately notify the SEC if it temporarily or definitively ceases to make its services available to a Participant in accordance with these Rules.

Upon the request of the Corporation, a Participant shall furnish to the Corporation information sufficient to demonstrate its satisfactory financial condition and operational capability; provided, however, that the furnishing of any such financial or operational information to the Corporation shall be subject to any applicable laws or rules and regulations of regulatory bodies having jurisdiction over the Participant which relate to the confidentiality of records.

An entity whose application to become a Participant has been approved by the Corporation (i) shall, if required, make its original Required Participants Fund Deposit to the Participants Fund, determined in accordance with the provisions of Section 1 of Rule 4, and Required Preferred Stock Investment, determined in accordance with the provisions of Section 2 of Rule 4, and (ii) shall, in every case, sign and deliver to the Corporation an instrument in writing whereby such applicant shall agree that:

(a) The Participant shall abide by the By-Laws and Rules of the Corporation and shall be bound by all of the provisions thereof including the provisions prescribing the rights and remedies which the Corporation shall have with respect to Securities held by or for the Corporation for the Participant's account, and the Corporation shall have all of the rights and remedies contemplated by the By-Laws and Rules of the Corporation. Notwithstanding that the Participant may have ceased to be a Participant, the Participant shall continue to be bound by the By-Laws and Rules of the Corporation as to all matters and transactions occurring while the Participant was a Participant.

(b) The By-Laws and Rules of the Corporation shall be a part of the terms and conditions of every contract or transaction which the Participant may make or have with the Corporation.

(c) The Participant shall pay to the Corporation the compensation due it for services rendered to the Participant based on the Corporation's fee schedules, and such fines as may be imposed or deposits as may be required in accordance with the By-Laws and Rules of the Corporation for the failure to comply therewith.

(d) The Participant shall pay to the Corporation any amounts which, pursuant to the provisions of Rule 4, shall become payable by the Participant to the Corporation.

(e) The Participant's books and records, to the extent only that they relate to services rendered to the Participant by the Corporation, shall at all times during the regular business hours of the Participant (and at such other times as may be acceptable to the Participant) be open to the inspection of the duly authorized employees or agents of the Corporation, and the Corporation shall be furnished with all such information with respect to such services rendered to the Participant as it may require; provided, however, that (i) the Corporation's right to inspect the books and records of the Participant and to be furnished with information as provided herein shall extend only to books, records and information relating to the Participant's relationship with the Corporation or to contracts or transactions which the Participant has made or had with the Corporation and shall not extend to books, records and information relating to the Participant's relationship with Persons upon whose behalf it may obtain the services of the Corporation nor to books, records and information relating to such persons, their accounts or market activity and (ii) the Corporation's right to inspect the books and records of the Participant and to be furnished with information as provided herein shall be subject to any applicable laws or rules and regulations of regulatory bodies having jurisdiction over the Participant which relate to the confidentiality of records.

(f) The Corporation is authorized to provide to the issuer of any Security at any time credited to the Account of the Participant the name of the Participant and the amount of the issuer's Securities so credited, and the Corporation is authorized to provide similar information to any appropriate governmental authority.

(g) The determination of the Corporation by its Board of Directors shall be final and conclusive on all questions relating to (i) any charge against the Participant, (ii) any

application of, or other action taken with respect to, the Actual Participants Fund Deposit of the Participant or (iii) any Pledge or sale of, or other action taken with respect to, the Actual Preferred Stock Investment of the Participant.

(h) The Participant appoints the Corporation its agent and attorney-in-fact (i) to enter into a custody agreement with any bank, trust company or other appropriate entity (a "Custodian") chosen by it, such agreement to be in such form and containing such terms and provisions as the Corporation may, in its sole discretion, approve, and the Participant hereby ratifies and confirms any and all action heretofore taken by the Corporation in this connection, and (ii) to instruct each Custodian as to the delivery of any and all Securities held by any such Custodian pursuant to any such agreement.

(i) The Participant shall, except as otherwise permitted by the Corporation, give all instructions by it concerning any Securities held by the Corporation for the Participant's account, or by any Custodian subject to the instructions of the Corporation, through the Corporation and not otherwise.

(j) Each Custodian shall be entitled to act and rely in all respects upon, and as regards such Custodian the Participant shall be bound by, the instructions of the Corporation with respect to any Securities held by or for the Corporation for the Participant's account or by any such Custodian subject to the instructions of the Corporation.

(k) Each Security delivered for the Participant's account to the Corporation for Deposit with the Corporation may be transferred into the name of any nominee designated by the Corporation or by such Custodian as the Corporation may select, if it is Delivered to such Custodian, and retained by the Corporation or Delivered to such Custodian as the Corporation may select, and the Participant shall indemnify the Corporation, and any nominee of the Corporation in the name of which Securities credited to the Participant's Account are registered, against all loss, liability and expense which they may sustain, without fault on the Corporation's part, as a result of Securities credited to the Participant's Account being registered in the name of any such nominee, including (i) assessments, (ii) losses, liabilities and expenses arising from claims of third parties and from taxes and other governmental charges, and (iii) related expenses with respect to any such Securities.

(l) The Participant shall be bound by any amendment to the By-Laws or Rules of the Corporation with respect to any transaction occurring subsequent to the time such amendment takes effect as fully as though such amendment were now a part of the By-Laws and Rules of the Corporation; provided, however, that (i) no such amendment shall affect the Participant's right to cease to be a Participant, and (ii) unless the Participant is given ten Business Days notice thereof and the opportunity to give written notice to the Corporation of its election to terminate its business with the Corporation, no such amendment shall change (A) the provisions of Section 1 of Rule 4 or the formula in accordance with which the Required Participants Fund Deposit of the Participant is determined or (B) the provisions of Section 2 of Rule 4 or the formula in accordance with which the Required Preferred Stock Investment of the Participant is determined.

(m) The Participant's agreement with the Corporation shall inure to the benefit of and be binding upon the parties thereto and their respective successors and assigns.

A Participant shall use its best efforts to provide to the Corporation, at the request of the Corporation, during the regular business hours of the Participant, current market prices and/or bid and asked quotations for any Eligible Security.

Section 2. A Participant which utilizes the services of the Corporation for a Person which is not a Participant shall, so far as the rights of the Corporation, other Participants and Pledgees are concerned, be liable as principal.

Section 3. Subject to the By-Laws and these Rules, the services of the Corporation shall be available to banks, trust companies and other persons approved by the Corporation which have entered into an agreement with the Corporation satisfactory to it for the purpose of facilitating loans to Participants and effecting the Pledge of Securities held by or for the Corporation for a Participant's account. Such banks, trust companies and other persons as are approved by the Corporation and have entered into such an agreement shall be known as Pledgees. A Pledgee may but need not be a Participant. Only a Pledgee which is a Participant may receive a Pledge Versus Payment.

Section 4. Any notice from the Corporation to a Participant or Pledgee under these Rules or under any agreement between the Corporation and a Participant or Pledgee shall be sufficiently served on such Participant or Pledgee if the notice is in writing and electronically made available or transmitted to the Participant or Pledgee by any means normally employed by the Corporation for the delivery of electronic communications to such Participant or Pledgee. Alternatively, any non electronic notice shall be sufficiently served on a Participant or Pledgee if it is in writing and delivered or mailed to the Participant's or Pledgee's office address as provided below. Any notice from a Participant or Pledgee to the Corporation, including any notice under any agreement between the Corporation and a Participant or Pledgee, shall be sufficiently served on the Corporation if the notice is in writing and delivered or mailed to the Corporation at 55 Water Street, New York, New York 10041, Attention: Secretary. Any such notice to a Participant or Pledgee, if made available or transmitted electronically, shall be deemed to have been given, respectively, at the time of availability or transmission. Any such notice to a Participant or Pledgee, if delivered or mailed, shall be deemed to have been given, respectively, at the time of delivery or when deposited in the United States Postal Service, with postage thereon prepaid, directed to the Participant or Pledgee at the Participant's or Pledgee's office address to the attention of such Person as the Participant or Pledgee shall have designated in writing or, if the Participant or Pledgee shall have filed with the Corporation a written request that notice, if made by delivery or mail, be delivered at some other address, then to such other address. Any such notice to the Corporation, if mailed, shall be deemed to have been given when received by the Corporation at the address specified above.

Section 5. These Rules and the Procedures and the terms and conditions of every agreement and transaction by and among Participants or Pledgees and the Corporation in connection therewith and pursuant thereto are not intended to confer upon any persons other than such Participants or Pledgees any rights or remedies against the Corporation.

Section 6. The Corporation is authorized, under conditions established by the Corporation in its sole discretion, to provide information throughout each Business Day relating to a Participant's Aggregate Actual Deposit and Investment (and each Component thereof), Collateral, Net Credit Balance and Net Debit Balance (i) to any other clearing agency that is registered with the SEC of which the Participant is a member, (ii) to any clearing organization that is affiliated with or has been designated by a futures contract market under the oversight of the Commodities Futures Trading Commission of which the Participant is a member and (iii) upon the request of the Participant, to such other entities, including information service providers, as the Participant may designate. This authorization shall in no manner be deemed to limit the Corporation's authority to provide such information to other self-regulatory organizations registered with the SEC and to regulators of the Corporation or as required by valid legal process served upon the Corporation.

Section 7. Notwithstanding any affiliation between the Corporation and any other entity, including another clearing agency, except as otherwise expressly provided by written agreement between the Corporation and such other entity:

(a) the Corporation shall not be liable for any obligations of such other entity nor shall the Participants Fund or other assets of the Corporation be available to such other entity (or any person claiming through such other entity) for any purpose, and no participant or member of such entity shall assert against the Corporation any claim based upon any obligations of such other entity to such participant or member; and

(b) such other entity shall not be liable for any obligations of the Corporation, nor shall the Clearing Fund or any other assets of such other entity be available to the Corporation (or any person claiming through the Corporation) for any purpose, and no Participant or Member shall assert against such other entity any claim based upon any obligations of the Corporation to such participant or member.

Section 8. In connection with their use of the Corporation's services, Participants and Pledgees must comply with all applicable laws, including all applicable laws relating to securities, taxation, and money laundering, as well as sanctions administered and enforced by the Office of Foreign Assets Control ("OFAC"). As part of their compliance with OFAC sanctions regulations, all Participants and Pledgees must agree not to conduct any transaction or activity through DTC that it knows violates sanctions administered and enforced by OFAC.

Participants and Pledgees subject to the jurisdiction of the United States are required to periodically confirm that the Participant or Pledgee has implemented a risk-based program reasonably designed to comply with applicable OFAC sanctions regulations.

RULE 3

PARTICIPANTS QUALIFICATIONS

Section 1. Subject to the provisions of Rule 2, a partnership, corporation or other organization or entity is eligible to become a Participant if it satisfies at least one of the following qualifications:

(a) it is a corporation which engages in clearance and settlement activities and which is a subsidiary of a national securities exchange or national securities association registered under the Exchange Act;

(b) it is a member or member organization in good standing of a corporation described in paragraph (a) above;

(c) it is a corporation which is authorized pursuant to Article 8 of the Uniform Commercial Code, or other similar statutory provision in effect in the jurisdiction in which such corporation engages in business, to engage in the business of effecting the transfer or pledge of Securities by book-entry and which engages in such business;

(d) it is a bank or trust company which is subject to supervision or regulation pursuant to the provisions of Federal or State banking laws or any subsidiary of such a bank or trust company or a bank holding company or any subsidiary of a bank holding company;

(e) it is an insurance company subject to supervision or regulation pursuant to the provisions of State insurance laws;

(f) it is an investment company registered under section 8 of the Investment Company Act;

(g) it is a pension fund or other employee benefit fund; or

(h) if it does not qualify under paragraphs (a) through (g) above, it is (i) a financial institution which demonstrates to the Board of Directors that its business and capabilities are such that it could reasonably expect material benefit from direct access to the Corporation's services or (ii) a broker-dealer registered under the Exchange Act.

Section 2. Subject to the provisions of Rule 2, a partnership, corporation or other organization or entity is eligible to become a Limited Participant if it satisfies such qualifications for participation as the Corporation may prescribe.

RULE 4

PARTICIPANTS FUND AND PARTICIPANTS INVESTMENT

Section 1. The Participants Fund shall comprise the Actual Participants Fund Deposits of all Participants, as provided in these Rules and as specified in the Procedures.

(a) Each Participant shall be required to make a Required Participants Fund Deposit in accordance with one or more formulas based upon the Participant's use of the facilities of the Corporation; provided, however, that (i) each Participant other than a Limited Participant shall be required to make at least a minimum Required Participants Fund Deposit and (ii) depending upon the services it utilizes, a Limited Participant may or may not be required to make a Required Participants Fund Deposit. The formulas for determining the Required Participants Fund Deposits of Participants and the amount of the minimum Required Participants Fund Deposit shall be fixed by the Corporation and specified in the Procedures so as to assure that the aggregate amount of Required Participants Fund Deposits of Participants will be increased to provide for costs and expenses incurred by it incidental to the voluntary liquidation of the Corporation, if any. The Corporation may from time to time change the formulas for determining the Required Participants Fund Deposits of Participants and the amount of the minimum Required Participants Fund Deposit; provided, however, that notice of such change shall be given to each Participant at least ten Business Days in advance of the effective date thereof. The Corporation may require a Participant to Deposit an additional amount to the Participants Fund pursuant to Section 2 of Rule 9(A). Any such additional amount shall be part of the Required Participants Fund Deposit of such Participant.

(b) The Corporation shall determine on a daily basis for each Participant the amount of its Required Participants Fund Deposit, and the Corporation shall notify each Participant of any change in the amount of its Required Participants Fund Deposit. If the Actual Participants Fund Deposit of a Participant is less than the amount of its Required Participants Fund Deposit, the Participant shall Deposit to the Participants Fund, in the manner specified in the Procedures, the amount needed to eliminate the deficiency. If the Actual Participants Fund Deposit of a Participant is more than the amount of its Required Participants Fund Deposit, the Corporation shall pay to the Participant from the Participants Fund, in the manner specified in the Procedures, the amount of the excess, or such lesser amount as the Participant may request; provided, however, that the Corporation may determine, in its sole discretion, not to return such excess deposit (i) if the Collateral Monitor with respect to any Account Family of the Participant is negative or will be negative as a consequence thereof, (ii) if any Account Family of the Participant will, immediately after the return of such excess deposit, have a negative balance which exceeds the Net Debit Cap for that Account Family, (iii) until any amount which is required to be charged or levied against the Participant or its Required Participants Fund Deposit is paid by the Participant to the Corporation, (iv) if the Corporation determines that the recent use of any service of the Corporation by the Participant is materially different from its prior use of such service and that a higher Required Participants Fund

Deposit is thereby justified and (v) until after the amounts, if any, to be charged or levied against the Participant or its Required Participants Fund Deposit on account of transactions which occurred previously have been satisfied. Notwithstanding the foregoing, the Corporation may withhold all or part of any excess deposit of a Participant if the Corporation determines, in its sole discretion, that such action is necessary for the protection of the Corporation, other Participants or Pledgees.

(c) A Participant may make a Voluntary Participants Fund Deposit to the Participants Fund, as specified in the Procedures. A Voluntary Participants Fund Deposit shall not be part of the Required Participants Fund Deposit of the Participant but shall be part of its Actual Participants Fund Deposit.

(d) The Required Participants Fund Deposit and any Voluntary Participants Fund Deposit of a Participant shall be in cash. All amounts due to or from a Participant in connection with increases and decreases in its Required Participants Fund Deposit (pursuant to this Section or Section 2 of Rule 9(A)) and any Voluntary Participants Fund Deposit may be credited to or debited from its Settlement Account.

(e) A Participant with more than one Account Family may, in the manner specified in the Procedures, designate the portion of its Actual Participants Fund Deposit to be allocated to each Account Family at the opening of business each Business Day. The Corporation shall not be obligated to make any allocations in accordance with such instructions if the Corporation determines, in its sole discretion, that such action might result in financial loss to the Corporation, other Participants or Pledgees. The Corporation may allocate, in the manner specified in the Procedures, any portion of the Actual Participants Fund Deposit of a Participant which is not allocated by the Participant.

(f) The Actual Participants Fund Deposits of Participants to the Participants Fund shall be held by the Corporation and shall be applied as provided in these Rules and as specified in the Procedures. The Participants Fund shall be limited to the satisfaction of losses or liabilities of the Corporation incident to the business of the Corporation. For purposes of this Section, the term "business" with respect to the Corporation shall mean the doing of all things in connection with or relating to the Corporation's performance of the services specified in the first and second paragraphs of Rule 6 or the cessation of such services. Notwithstanding anything to the contrary in this Rule, the Participants Fund may be used as provided in any Clearing Agency Agreement.

(g) The cash in the Participants Fund may be partially or wholly invested by the Corporation, in its sole discretion, for its account in securities issued or guaranteed as to principal and interest by the United States or agencies or instrumentalities of the United States or repurchase agreements relating to securities issued or guaranteed as to principal and interest by the United States or agencies or instrumentalities of the United States and to the extent not so invested shall be deposited by the Corporation in its name in a depository or depositories selected by the Corporation. Any securities, repurchase agreements or deposits in which cash in the Participants Fund is invested may be sold by the Corporation or Pledged as security for loans made to the Corporation, as provided in

Rule 4(A). The Corporation shall pay interest to a Participant on the cash such Participant has Deposited to the Participants Fund at the rate the Corporation earns on securities and repurchase agreements in which such cash is invested or as specified in the Procedures.

(h) After three months from when a Person has ceased to be a Participant, the Corporation shall return to such Person (or its successor in interest or legal representative) the amount of the Actual Participants Fund Deposit of the former Participant plus accrued and unpaid interest to the date of such payment (including any amount added to the Actual Participants Fund Deposit of the former Participant pursuant to Section 2(h) of this Rule), provided that the Corporation receives such indemnities and guarantees as the Corporation deems satisfactory with respect to the matured and contingent obligations of the former Participant to the Corporation. Otherwise, within four years after a Person has ceased to be a Participant, the Corporation shall return to such Person (or its successor in interest or legal representative) the amount of the Actual Participants Fund Deposit of the former Participant plus accrued and unpaid interest to the date of such payment, except that the Corporation may offset against such payment the amount of any known loss or liability to the Corporation arising out of a related to the obligations of the former Participant to the Corporation.

Section 2. The Participants Investment shall comprise the Required Preferred Stock Investments of all Participants, as provided in these Rules and as specified in the Procedures.

(a) Each Participant shall be required to make a Required Preferred Stock Investment in accordance with one or more formulas based upon the Participant's use of the facilities of the Corporation; provided, however, that (i) each Participant other than a Limited Participant shall be required to make at least a minimum Required Preferred Stock Investment and (ii) depending upon the services it utilizes, a Limited Participant may or may not be required to make a Required Preferred Stock Investment. The formulas for determining the Required Preferred Stock Investments of Participants and the amount of the minimum Required Preferred Stock Investment shall be fixed by the Corporation and specified in the Procedures. The Corporation may from time to time change the formulas for determining the Required Preferred Stock Investments of Participants and the amount of the minimum Required Preferred Stock Investment; provided, however, that notice of such change shall be given to each Participant at least ten Business Days in advance of the effective date thereof.

(b) The Corporation shall determine on a quarterly basis for each Participant the amount of its Required Preferred Stock Investment, and the Corporation shall notify each Participant of any change in the amount of its Required Preferred Stock Investment. If the Actual Preferred Stock Investment of a Participant is less than the amount of its Required Preferred Stock Investment, such Participant shall purchase, in the manner specified in the Procedures, the number of outstanding shares of Preferred Stock needed to eliminate the deficiency. If the Actual Preferred Stock Investment of a Participant is more than the amount of its Required Preferred Stock Investment, such Participant shall sell, in the manner specified in the Procedures, the number of its shares of Preferred Stock needed to eliminate the excess. The Corporation, acting as agent and attorney-in-

fact for its Participants, shall effect the foregoing purchases and sales of shares of Preferred Stock on their behalf, so that each Participant shall own the amount of its Required Preferred Stock Investment, as adjusted from time to time in accordance with the provisions of Paragraph (a) of this Section 2 and this Paragraph (b).

(c) A Participant may not purchase from the Corporation or any other Participant any shares of Preferred Stock in excess of the amount of its Required Preferred Stock Investment.

(d) Except as otherwise provided in this Paragraph or Paragraph (i) of this Section, all purchases and sales of Preferred Stock pursuant to these Rules shall be made in cash at a price equal to the aggregate Preferred Stock Par Value of the shares plus accrued and unpaid dividends thereon to the date of such purchase or sale; provided, however, that (i) the portion of the price equal to the aggregate Preferred Stock Par Value of the shares shall be paid on the date of such purchase and sale and (ii) the portion of the price equal to the accrued and unpaid dividends thereon shall be paid on the first Preferred Stock Dividend Date following the date of such purchase and sale if dividends are paid on the Preferred Stock on such Preferred Stock Dividend Date. All amounts due to or from Participants in connection with purchases and sales of Preferred Stock shall be credited to or debited from their Settlement Accounts, except that any amounts due to a Person which has ceased to be a Participant shall be paid to such account as the former Participant shall designate for this purpose. The Corporation, acting as agent and attorney-in-fact for its Participants, shall effect all payments on their behalf, at the times and in the amounts provided in these Rules and as specified in the Procedures, without any further action or consent required on the part of such Participants, and, without limiting the generality of the foregoing, the Corporation may apply all dividends paid on the Preferred Stock to the payments required to be made to all past and present holders of Preferred Stock pursuant to this Section. Any determination by the Corporation of a number of shares of Preferred Stock to be purchased or sold pursuant to these Rules shall be made by converting any fraction into a decimal rounded to the nearest one-hundred-thousandth and by rounding to the nearest one-hundred-thousandth the product of any such decimal and any number of shares of Preferred Stock. In order to make the products of all such determinations by the Corporation pursuant to any one provision of these Rules consistent with the total number of shares of Preferred Stock being purchased and sold, the Corporation shall randomly assign to a deduct from the number of shares of Preferred Stock being purchased from or sold to any Participant the difference between such total number of shares of Preferred Stock and the sum of such products.

(e) A Participant with more than one Account Family may, in the manner specified in the Procedures, designate the portion of its Actual Preferred Stock Investment to be allocated to each Account Family at the opening of business each Business Day. The Corporation shall not be obligated to make any allocations in accordance with such instructions if the Corporation determines, in its sole discretion, that such action might result in financial loss to the Corporation, other Participants or Pledgees. The Corporation may allocate, in the manner specified in the Procedures, any portion of the Actual Preferred Stock Investment of a Participant which is not allocated by the Participant.

(f) To secure the obligations of Participants to the Corporation, the Corporation, acting as agent and attorney-in-fact for its Participants, may (i) Pledge the entire right, title and interest of any Participant in and to some or all of its shares of Preferred Stock, together with all distributions thereon, proceeds thereof and replacements or substitutions therefor (a "Preferred Stock Security Interest"), as collateral security for the obligations of the Corporation to its Lenders under any credit facility maintained by the Corporation for the purpose of funding the end-of-day settlement of transactions processed through the facilities of the Corporation (an "End-of-Day Credit Facility") or (ii) sell some or all of the shares of Preferred Stock of any Participant to other Participants (who shall be obligated to purchase such shares pro rata their Required Preferred Stock Investments at the time of such purchase), and apply the proceeds of such sale to the obligations of such Participant to the Corporation. Any such Pledge of a Preferred Stock Security Interest pursuant to this Paragraph (f), shall be made by appropriate entries on the books of the Corporation (and such entries shall be deemed to be a security agreement for purposes of the NYUCC) or by any other means provided in the NYUCC, and each Participant hereby grants to the Corporation an irrevocable power of attorney (coupled with an interest) to execute and deliver, in the name and on behalf of such Participant, any and all additional documents, instruments, agreements and financing statements necessary or desirable as determined by the Corporation, in its sole discretion, to create and perfect the Pledge of the Preferred Stock Security Interest by the Corporation to its Lenders under the End-of-Day Credit Facility. Any such sale of shares of Preferred Stock pursuant to this Paragraph (f), and application of the proceeds thereof as provided herein, shall be effected by the Corporation without any further action or consent required on the part of the Participant whose shares of Preferred Stock are sold, and the Settlement Account of such Participant shall be credited with the full amount of such proceeds.

(g) The Corporation shall pay dividends on the Preferred Stock at a rate fixed by the Board of Directors in accordance with the Organization Certificate of the Corporation.

(h) Promptly after a Person has ceased to be a Participant, the Corporation, acting as agent and attorney-in-fact for such Person (or its successor in interest or legal representative), shall sell all of the shares of Preferred Stock of the former Participant to current Participants (who shall be required to purchase such shares pro rata their Required Preferred Stock Investments at the time of such purchase), and add the proceeds thereof to the Actual Participants Fund Deposit of the former Participant for disposition in accordance with Section 1(h) of this Rule.

(i) Shares of Preferred Stock may be transferred from a Participant to another Person, subject to the provisions of Paragraph (f) of this Section 2:

(A) if (1) such Participant gives the Corporation at least twenty Business Days prior written notice of the proposed transfer and (2) such transfer is effected in the course of or pursuant to (x) a merger or consolidation of such Participant into or with such Person or (y) a sale of all or substantially all of the business and assets of such Participant to such Person and (3) such Person is also a Participant; or

(B) if (1) such Participant (x) gives the Corporation and all other Participants at least twenty Business Days prior written notice of the proposed transfer and (y) offers to sell the shares to such other Participants (pro rata their Required Preferred Stock Investments at the time of such offer) at the lower of (I) the aggregate purchase price that such Person has agreed to pay for the shares or (II) the aggregate Preferred Stock Par Value of the shares and (2) the Corporation, acting as agent and attorney-in-fact for such other Participants, declines on their behalf to purchase the shares on such terms.

No shares of Preferred Stock may be purchased, sold or transferred except in accordance with this Paragraph (i) or in connection with the quarterly reallocation of shares of Preferred Stock pursuant to Paragraph (b) of this Section.

Section 3. If a Participant is obligated to the Corporation, other than for a pro rata charge pursuant to Section 5 of this Rule, and fails to satisfy such obligation, including without limitation the obligation of the Participant to reimburse the Corporation for the amount of any payment with respect to such Participant paid by or owing from the Corporation to any other clearing agency pursuant to a Clearing Agency Agreement, the Corporation shall, in such order and in such amounts as the Corporation shall determine, in its sole discretion, to the extent necessary to eliminate such obligation:

(a) apply some or all of the Actual Participants Fund Deposit of such Participant to such obligation;

(b) Pledge some or all of the shares of Preferred Stock of such Participant to its Lenders as collateral security for a loan under the End-of-Day Facility; and/or

(c) sell some or all of the shares of Preferred Stock of such Participant to other Participants (who shall be required to purchase such shares pro rata their Required Preferred Stock Investments at the time of such purchase), and apply the proceeds of such sale to such obligation.

If the Corporation takes any of the foregoing actions, the Participant shall, upon the demand of the Corporation, within such time as the Corporation shall require:

(a) Deposit to the Participants Fund the amount in cash needed to eliminate any resulting deficiency in its Required Participants Fund Deposit;

(b) wire to the Corporation an amount in cash sufficient to discharge any loan secured by its shares of Preferred Stock; and/or

(c) repurchase any of its shares of Preferred Stock sold to other Participants.

If the Participant shall fail to take any action demanded by the Corporation, the Corporation may take disciplinary action against the Participant pursuant to these Rules. Any disciplinary action which the Corporation takes pursuant to these Rules, or the voluntary or involuntary cessation of participation by the Participant, shall not affect the obligation of the Participant to the Corporation or any remedy to which the Corporation may be entitled under applicable law.

Section 4. If the Corporation incurs a loss or liability which is not satisfied by charging the Participant or Participants responsible for causing the loss or liability pursuant to Section 3 of this Rule, the Corporation shall, in such order and in such amounts as the Corporation shall determine, in its sole discretion, to the extent necessary to satisfy such loss or liability:

(a) apply some or all of the Actual Participants Fund Deposits of all other Participants to such loss or liability, in which case:

(1) with respect to any loss or liability incurred by the Corporation in connection with any payment required to be made by the Corporation to any other clearing agency pursuant to a Clearing Agency Agreement, the Actual Participants Fund Deposit of each Participant that is concurrently a member of such other clearing agency, excluding the Participant or Participants responsible for causing the loss or liability, shall be applied pro rata (A) its Required Participants Fund Deposit (as such Required Participants Fund Deposit was fixed at the time the loss or liability was discovered) less (B) any portion of such Required Participants Fund Deposit attributable to any additional amount that such Participant was required to Deposit to the Participants Fund pursuant to Section 2 of Rule 9(A); or

(2) with respect to any other loss or liability incurred by the Corporation, the Actual Participants Fund Deposit of each Participant, excluding the Participant or Participants responsible for causing the loss or liability, shall be applied pro rata (A) its Required Participants Fund Deposit (as such Required Participants Fund Deposit was fixed at the time the loss or liability was discovered) less (B) any portion of such Required Participants Fund Deposit attributable to any additional amount that such Participant was required to Deposit to the Participants Fund pursuant to Section 2 of Rule 9(A); and/or

(b) charge the existing retained earnings and undivided profits of the Corporation.

If the Participants Fund is applied to a loss or liability, the Corporation shall promptly after the event notify each Participant and the SEC of the amount applied and the reasons therefor.

Section 5. Except as provided in Section 8 of this Rule, if a pro rata charge is made pursuant to Section 4 of this Rule against the Required Participants Fund Deposit of a Participant, and, as a consequence, the Actual Participants Fund Deposit of such Participant is less than its Required Participants Fund Deposit, the Participant shall, upon the demand of the Corporation, within such time as the Corporation shall require, Deposit to the Participants Fund

the amount in cash needed to eliminate any resulting deficiency in its Required Participants Fund Deposit. If the Participant shall fail to make such deposit to the Participants Fund, the Corporation may take disciplinary action against the Participant pursuant to these Rules. Any disciplinary action which the Corporation takes pursuant to these Rules, or the voluntary or involuntary cessation of participation by the Participant, shall not affect the obligations of the Participant to the Corporation or any remedy to which the Corporation may be entitled under applicable law.

Section 6. Whenever a Participant ceases to be such, it shall continue to be obligated (a) to satisfy any deficiency in the amount of its Required Participants Fund Deposit and/or Required Preferred Stock Investment that it did not satisfy prior to such time, including (i) any deficiency resulting from a pro rata charge with respect to which the Participant has given notice to the Corporation of its election to terminate its business with the Corporation pursuant to Section 8 of this Rule (a "Section 8 Pro Rata Charge") and (ii) any deficiency the Participant is required to satisfy pursuant to Section 3 or 5 of this Rule (other than any deficiency referred to in the preceding clause (i) or, subject to Section 8 of this Rule, any pro rata charge under Section 5 of this Rule arising after the Section 8 Pro Rata Charge) and (b) to discharge any liability of the Participant to the Corporation resulting from the transactions of the Participant open at the time it ceases to be a Participant or on account of transactions occurring while it was a Participant; provided, however, that, subject to Section 8 of this Rule, the aggregate liability of the Participant for any Section 8 Pro Rata Charge shall not exceed the amount of its Aggregate Required Deposit and Investment, as fixed immediately prior to the time of such charge, plus 100% of the amount thereof.

Section 7. Except for any increase in the amount of the Required Participants Fund Deposit of a Participant pursuant to Section 2 of Rule 9(A), the Corporation shall give a Participant at least ten Business Days prior notice of any proposed increase in its Required Participants Fund Deposit or Required Preferred Stock Investment.

(a) If a Participant does not, within the time allowed, give the Corporation notice (in the manner specified in Section 4 of Rule 2) of its election to terminate its business with the Corporation, the Participant shall be required to Deposit the amount needed to satisfy any such increase in its Required Participants Fund Deposit, and the obligation of the Participant to make such deposit shall not be affected by any subsequent voluntary or involuntary cessation of participation of the Participant. From and after the time such increase becomes effective, the obligations of the Participant to the Corporation shall be determined in accordance with such increased Required Participants Fund Deposit of the Participant whether or not the appropriate amount has been Deposited in the Participants Fund. For purposes of this Section, an increase in the Required Participants Fund Deposit of a Participant shall include an increase resulting from the application of the formulas provided for in Section 1 of this Rule and shall also include an increase resulting from a change in such formulas.

(b) If a Participant does not, within the time allowed, give the Corporation notice (in the manner specified in Section 4 of Rule 2) of its election to terminate its business with the Corporation, the Participant shall be required to purchase the number of shares of Preferred Stock needed to satisfy any such increase in its Required Preferred Stock Investment, and the obligation of the Participant to make such purchase shall not be affected by any subsequent voluntary or involuntary cessation of participation of the Participant. From and after the time such increase becomes effective, the obligations of the Participant to the Corporation shall be determined in accordance with such increased Required Preferred Stock Investment of the Participant whether or not the appropriate number of shares of Preferred Stock have been purchased. For purposes of this Section, an increase in the Required Preferred Stock Investment of a Participant shall include an increase resulting from the application of the formulas provided for in Section 2 of this Rule and shall also include any increase resulting from a change in such formulas.

Section 8. If a Participant, within ten Business Days after receipt of notice of a pro rata charge for a loss or liability incurred by the Corporation pursuant to Section 4 of this Rule, gives notice to the Corporation of its election to terminate its business with the Corporation, the Participant shall nevertheless remain obligated for such pro rata charge.

The Corporation may also make additional pro rata charges attributable to the same loss or liability. In that event, notwithstanding the limitation set forth in Section 6 of this Rule, the obligation of a Participant which elects to terminate its business with the Corporation pursuant to this Section shall be limited to the greater of (a) the amount of its Aggregate Required Deposit and Investment, as fixed immediately prior to the time of the first pro rata charge, plus 100% of the amount thereof, or (b) the amount of all prior pro rata charges attributable to the same loss or liability with respect to which the Participant has not timely exercised its right to limit its obligation as provided above.

If the amount of the Actual Participants Fund Deposit of a Participant is insufficient to satisfy a pro rata charge, as limited by Section 6 of this Rule and this Section, the Participant shall be obligated to Deposit the amount of any such deficiency to the Participants Fund notwithstanding the fact that the Participant subsequently ceases to be a Participant.

Section 9. If a loss charged pro rata is afterward recovered by the Corporation, in whole or in part, the net amount of the recovery shall be credited to the Persons against whom the loss was charged in proportion to the amounts charged against them by (a) crediting the appropriate amounts to the Actual Participants Fund Deposits of Persons which are still Participants and (b) paying the appropriate amounts in cash to Persons which are not still Participants.

RULE 4(A)

PLEDGE OF PROPERTY TO THE CORPORATION AND ITS LENDERS

Section 1. In furtherance of the rights of the Corporation pursuant to these Rules and the Procedures and for the purpose of securing loans made to the Corporation, subject only to such terms and conditions as may be provided in these Rules, the Corporation shall have full power and authority to pledge, repledge, hypothecate, transfer, create a security interest in, or assign (any such act being referred to as a "Pledge" for purposes of this Rule) any or all of the following property or the proceeds thereof: (a) cash deposits to the Participants Fund (any such cash deposits being referred to as "Cash" for purposes of this Rule), and all securities, repurchase agreements or deposits in which such Cash is invested, (b) Net Additions, including any Security Entitlements of Participants in Net Additions, and (c) Preferred Stock. Such loans shall be on terms and conditions deemed necessary or advisable by the Corporation (including collateralization thereof), in its sole discretion, and may be in amounts greater, and extend for periods of time longer, than the obligations, if any, of any Participant to the Corporation secured by the Pledge (by book entry or otherwise) of such property. No Participant shall have any right, claim or action against any secured Lender (or any collateral agent of such secured Lender) for the return, or otherwise in respect, of any such collateral Pledged by the Corporation to such secured Lender (or its collateral agent), so long as any loans made by such Lender to the Corporation or other obligations, secured by such collateral, are unpaid and outstanding. The reduction in the amount of any Required Participants Fund Deposit or Required Preferred Stock Investment of a Participant at any time after property of the Participant has been Pledged by the Corporation to a Lender shall not be effective until that Pledge is Released by the Lender. Subject to the foregoing and to the terms and conditions of any loan to the Corporation secured by property Pledged pursuant hereto, the Corporation shall remain obligated to each Participant to return, and to allow substitution for or withdrawal of, Cash, Net Additions and Preferred Stock, under the circumstances and within the time frames provided in these Rules and specified in the Procedures. In the event of any conflict or inconsistency between this Rule 4(A) and any agreement between the Corporation and any Participant, this Rule 4(A) shall govern and prevail.

Section 2. Any of the property specified in items (a) through (c) of Section 1 of this Rule or the proceeds thereof which constitute Securities (or an interest therein) which (a) if certificated, are in the custody of the Corporation or its custodian bank and in bearer form or endorsed in blank by an appropriate person or registered in the name of the Corporation, its custodian bank or the nominee of either, or (b) if uncertificated, are registered in the name of the Corporation, its custodian bank or the nominee of either and (c) in either case, are credited to an Account of a Participant on the books of the Corporation, may be Pledged to the Corporation by the Participant and may be re-Pledged or transferred by the Corporation to its Lenders, or to its Participants as provided in Section 2 of Rule 9(B), by book entry on the books of the Corporation as provided herein. When the property is so Pledged or re-Pledged, the Corporation shall make appropriate entries to reflect the transfer of a security interest in the subject property from the Participant to the Corporation and from the Corporation to the Lender or to a Participant, as the case may be.

In the case of Net Additions other than Incomplete Transactions, when designated as Net Additions upon the instruction of the Participant or by operation of these Rules and the Procedures, the Corporation shall make appropriate book entries.

The Release of any such Pledge shall be effected by appropriate book entries made by the Corporation reflecting such Release either (a) when instructed by the Pledgee or (b) where the Corporation is the Pledgee, upon its determination, subject to the terms and conditions of any agreement between the Corporation and its Lenders, that such Release is in accordance with the requirements of these Rules and the Procedures.

Section 3. If the Corporation does not receive a scheduled principal, interest, dividend, reorganization or redemption payment (a "P&I Scheduled Payment") on a Security held by or for the Corporation for the account of a Participant or Pledgee by a time specified in the Procedures on the payment date therefor (the "P&I Payment Date"), the Corporation may advance to the Participant or, as specified in the Procedures, to the Pledgee an amount equal to the P&I Scheduled Payment due on that Security on that P&I Payment Date (a "P&I Cash Advance"), as follows:

(a) To fund a P&I Cash Advance, the Corporation may borrow the required amount under a credit facility maintained by the Corporation for that purpose with one or more Lenders (a "P&I Credit Facility"), on such terms and conditions as the Corporation deems necessary or advisable.

(b) To secure repayment of a P&I Cash Advance, each Participant or Pledgee to whom a P&I Advance is made shall be deemed to (i) Pledge to the Corporation the entire right, title and interest of such Participant or Pledgee in and to the P&I Scheduled Payment with respect to which the P&I Cash Advance is made, including the contractual right to receive the P&I Scheduled Payment and all general intangibles related thereto, together with all proceeds thereof, including all instruments and money representing the P&I Scheduled Payment, all distributions thereon and all replacements and substitutions therefor (a "P&I Security Interest") and (ii) authorize the Corporation to re-Pledge the P&I Security Interest to its Lenders as collateral security for all obligations of the Corporation under the P&I Credit Facility.

(c) A P&I Cash Advance from the Corporation to a Participant or Pledgee shall be made by an immediate credit to the Account of such Participant or the Account designated by such Pledgee.

(d) A Pledge of a P&I Security Interest by a Participant or Pledgee to the Corporation, and any re-Pledge of the P&I Security Interest by the Corporation to its Lenders under the P&I Credit Facility, shall be made by appropriate entries on the books of the Corporation (and such entries shall be deemed to be a security agreement for purposes of the NYUCC) or by any other means provided in the NYUCC, and each Participant or Pledgee to whom a P&I Cash Advance is made shall be deemed to give the Corporation an irrevocable power of attorney (coupled with an interest) to execute and deliver, in the name and on behalf of such Participant or Pledgee, any and all additional documents, instruments, agreements and financing statements necessary or desirable as

determined by the Corporation, in its sole discretion, to create and perfect (i) the Pledge of the P&I Security Interest by the Participant or Pledgee to the Corporation and (ii) the re-Pledge of the P&I Security Interest by the Corporation to its Lenders under the P&I Credit Facility.

(e) If the Corporation or its Lenders pursuant to their security interest receive a P&I Scheduled Payment, with respect to which the Corporation has made a P&I Cash Advance, on or after the P&I Payment Date (the "P&I Receipt Date"), (i) the P&I Cash Advance shall constitute full satisfaction of the obligation of the Corporation to credit the Account of the Participant or Pledgee for the amount of the P&I Scheduled Payment, (ii) the Corporation shall retain the P&I Scheduled Payment, and debit the Account of the Participant or Pledgee for the P&I Finance Cost (as defined below) of the Corporation for the P&I Finance Period (as defined below), in full satisfaction of the obligation of the Participant or Pledgee to repay the P&I Cash Advance, and (iii) the Pledge shall be released and the entries on the books of the Corporation effecting the Pledge shall be reversed.

(f) If the Corporation or its Lenders pursuant to their security interest do not receive a P&I Scheduled Payment, with respect to which the Corporation has made a P&I Cash Advance, within a time specified in the Procedures (the "P&I Reversal Date"), the Corporation shall debit the Account of the Participant or Pledgee in the aggregate amount of the P&I Cash Advance, together with the P&I Finance Cost of the Corporation for the P&I Finance Period, in full satisfaction of the obligation of the Participant or Pledgee to repay the P&I Cash Advance.

(g) Upon the repayment of all amounts due from the Corporation to its Lenders under the P&I Credit Facility, the re-Pledge shall be released and the entries on the books of the Corporation effecting the re-Pledge shall be reversed.

The term "P&I Finance Cost" with respect to a P&I Cash Advance shall mean the interest and other charges payable by the Corporation to its Lenders under the P&I Credit Facility on money borrowed by the Corporation to fund the P&I Cash Advance.

The term "P&I Finance Period" shall mean the period from and including the P&I Payment Date to but not including the earlier of (x) the P&I Receipt Date or (y) the P&I Reversal Date.

RULE 5

ELIGIBLE SECURITIES

Section 1. An Eligible Security shall only be a Security accepted by the Corporation, in its sole discretion, as an Eligible Security. The Corporation shall accept a Security as an Eligible Security only (a) upon a determination by the Corporation that it has the operational capability and can obtain information regarding the Security necessary to permit it to provide its services to Participants and Pledgees when such Security is Deposited and (b) upon such inquiry, or based upon such criteria, as the Corporation may, in its sole discretion, determine from time to time. The timing of additions of such issues shall be on a nondiscriminatory basis consistent with the Corporation's objective to provide the maximum practical degree of service in facilitating the prompt and orderly settlement of Securities transactions.

MMI Securities shall only be those money market instruments which meet the requirements of the preceding paragraph and which, in the sole discretion of the Corporation, are designated as eligible for the MMI Program as specified in the Procedures.

Participants and Pledgees shall not have credited, or continue to have credited, to their accounts at the Corporation, or seek to have the Corporation accept as an Eligible Security, any Security of an issuer that is listed on the Office of Foreign Assets Control ("OFAC") issuer list distributed by the U.S. Department of the Treasury, or of an issuer that is incorporated in a country that is on the OFAC list of "pariah" countries.

Section 2. An Eligible Security which the Corporation in its sole discretion, determines no longer meets the requirements of Section 1 of this Rule shall cease to be an Eligible Security. In addition, the Corporation may determine that an Eligible Security shall cease to be such in the event that (a) it shall have been suspended from being traded over-the-counter by the SEC pursuant to Section 15(c)(5) of the Exchange Act or from being traded on any national securities exchange, (b) the Board of Directors finds (i) that the level of activity concerning the Security during the period of three consecutive months preceding that determination is insufficient to produce benefits commensurate with the costs for Participants arising from its continued inclusion or (ii) that the availability of certificates representing the Security has been insufficient to permit the Corporation to render its services to Participants or Pledgees in respect thereof, (c) the Corporation determines that the Security must be exchanged for, or will be converted into, another Security which is not an Eligible Security or (d) the Security is subject to a tender offer or an exchange offer.

With respect to MMI Securities whose eligibility is premised (in whole or in part) on a published credit rating, if the rating of a particular MMI Security is lowered by a rating agency, as specified in the Procedures, or if the issuer of an MMI Security becomes insolvent, as defined in Rule 12 and as specified in the Procedures, or if there is a Payment Refusal, as provided in Rule 9(C) and as specified in the Procedures, the Corporation may, in its sole discretion and as specified in the Procedures, terminate eligibility and discharge that MMI Security from the MMI Program, or maintain eligibility but Devalue that MMI Security within the MMI Program. Any

such termination of eligibility or discharge or Devaluation shall be purely internal to the Corporation and the MMI Program and shall not be construed or deemed to reflect any independent credit judgment of the Corporation as to the MMI Security, the issuer, the MMI Issuing Agent or the MMI Paying Agent; a termination of eligibility or discharge or Devaluation is not intended to affect the underlying rights and obligations of parties to transactions in the MMI Security, subject to applicable law, rules and regulations, agreements or any subsequent adjudication thereof.

Notwithstanding any of the foregoing, and further to the purpose of the preceding paragraph, any Security (including any MMI Security) shall cease to be an Eligible Security as provided in the two preceding paragraphs or upon a finding by the Corporation, in its judgment, that the continued eligibility of the Security might endanger the financial condition of the Corporation, other Participants or Pledgees.

Section 3. If the Corporation refuses to accept a Security as an Eligible Security or determines that an Eligible Security shall cease to be such, the Corporation shall give notice thereof to all Participants and Pledgees, and from and after the effective date specified in the notice, the Corporation shall cease to render any service with respect to the Security. A refusal to accept a Security as an Eligible Security or a determination that an Eligible Security shall cease to be such shall be subject to appeal under Rule 22 by any Participant or the issuer of the Security; provided, however, that in the case of the MMI Program, if a Security does not satisfy the published credit rating criteria applicable to eligibility for the MMI Program, as specified in the Procedures, or if the issuer thereof is insolvent, as defined in Rule 12 and as specified in the Procedures, or if there is a Payment Refusal with respect thereto, as provided in Rule 9(C) and as specified in the Procedures, then a refusal to accept a Security as an MMI Security or a determination that an MMI Security shall cease to be such shall not be subject to appeal.

RULE 6

SERVICES

Subject to the provisions of these Rules and the Procedures, the Corporation, acting in accordance with duly authorized instructions from the Participant or Participants and the Pledgee or Pledgees, if any, having an interest in the transaction, shall: accept Eligible Securities from Participants for Deposit with the Corporation; credit the Account of a Participant with the Securities it Deposits with the Corporation prior to such time as the registration of the transfer thereof into the name of the Corporation's nominee is effected unless (a) the Corporation rejects the Deposit due to its determination, in its sole discretion, that the Securities Deposited are not in proper form for registration of transfer or (b) the Securities are part of an issue with respect to which the Corporation, by reason of the historical transfer performance of the issuer thereof or the transfer agent therefor, shall have, at least ten Business Days prior to the day of the deposit, given notice to Participants and the SEC that it will not credit the Accounts of Participants which Deposit Securities of that issue until such time as it determines that the registration of the transfer thereof into the name of the Corporation's nominee has been effected, in which event such credit shall be effected upon the Corporation's determination that such registration of transfer has been effected; effect transfers by a Participant of its Deposited Securities to another Participant or Participants; effect Pledges by a Participant of its Deposited Securities to a Pledgee or Pledgees and effect the release of such Pledges, except that if the Corporation has not made a determination that a specific issue of Securities may lawfully be the subject of a Pledge by book-entry or if the Corporation has designated Deposited Securities of such issue as ineligible for Pledge through its facilities, the Corporation shall not be obligated to effect Pledges of such Deposited Securities; Deliver to a Participant or its designee a Participant's Deposited Securities (x) registered in the name of and endorsed by the Corporation's nominee, (y) endorsed to the Corporation's nominee and endorsed by the Corporation's nominee or (z) subject to the availability of transfer services, registered in the name of such Participant or its designee; deliver dividends, distributions, rights, securities, proxy material and other property or documents received by the Corporation with respect to a Participant's Deposited Securities or Pledged Securities, except as provided below in this Rule or in the Procedures; disburse money to, and receive money from, Participants and Pledgees on behalf of other Participants or Pledgees in connection with related Securities transactions; and acting on its own or by appropriate instruction, provide to Participants and Pledgees information and statements of account regarding their business with the Corporation. Such transactions shall be effected in accordance with the By-Laws, these Rules and the Procedures.

The Corporation may also provide such other services as are consistent with the purposes and powers of the Corporation; provided, however, that the Corporation shall not initiate any change in the nature of, or any service other than, the services specified in the first paragraph of this Rule without first notifying the SEC thereof.

The Corporation may limit certain services to particular issues of Eligible Securities.

Any or all Deposited Securities or Pledged Securities may be required by the Corporation to be removed from the Account of a Participant or Pledgee by Delivery of such Securities to such Participant or Pledgee outside the facilities of the Corporation when the Corporation in its discretion deems such removal necessary or expedient.

If the Corporation or its nominee is unable to exercise voting rights as contemplated by the Procedures as to all Deposited Securities and Pledged Securities of a given Eligible Security due to limitations imposed by law or the issuer on the exercise of voting rights by the Corporation's nominee, the Corporation shall have no obligation to Participants, Pledgees or others to provide for the exercise of any such voting rights.

In consideration of the Corporation's Delivery to a Participant or its designee of the Participant's Deposited Securities registered in the name of and endorsed by the Corporation's nominee, the Participant shall indemnify the Corporation and its nominee against all loss, liability and expense which they may sustain, without fault on the Corporation's or such nominee's part, as a result of such Securities being registered in the name of such nominee, including (a) assessments, (b) losses, liabilities and expenses arising from claims of third parties and from taxes and other governmental charges, (c) related expenses with respect to any such Securities, (d) the inability of any Person entitled to exercise any rights with respect to such Securities (including, but not limited to, voting rights, dissenters' rights, rights to purchase other Securities or exchange or conversion rights) so to exercise such rights or exercise such rights on a timely basis and (e) the inability of any such Person entitled to dividends or other distributions with respect to such Securities to obtain such dividends or other distributions on a timely basis.

Any instruction given to the Corporation by a Participant or Pledgee or by the Special Representative (as hereinafter defined in this Rule) shall be deemed to be an undertaking to the Corporation by such Participant, the Participant on behalf of which the Special Representative is acting or such Pledgee that it has and shall maintain sufficient Securities balances in its Accounts to support all transactions specified in such instruction.

Any instruction given to the Corporation by the Special Representative on any Business Day to Deliver Securities from the Account of the Special Representative to the Account of a Participant shall not be effective, and any entry made by the Corporation in accordance with such instruction shall not be final, until the "effective time" (as defined in the Rules and Procedures of NSCC) on such Business Day.

The Corporation may accept or rely upon any instruction given to the Corporation by a Participant or Pledgee, including any instruction given by physical delivery or delivery by other means such as wire transmission, facsimile copy, magnetic tape or other recording media, in form acceptable to the Corporation and in accordance with the Procedures, which reasonably is understood by the Corporation to have been given to the Corporation by the Participant or Pledgee, and the Corporation shall have no responsibility or liability for any errors which may occur, without negligence on the Corporation's part, in the course of transmission or recording of any transmissions or which may exist in any document, magnetic tape or other recording media so delivered to the Corporation.

The Corporation may accept and rely upon any instruction given to the Corporation by the Special Representative, including any instruction given by physical delivery or delivery by other means such as wire transmission, facsimile copy, magnetic tape or other recording media, in form acceptable to the Corporation in accordance with the Procedures, which reasonably is understood by the Corporation to have been given to the Corporation by the Special Representative, provided that such instruction relates only to the transfer of Securities from the Account of a Participant to the Account of the Special Representative, and the Corporation shall have no responsibility or liability for any errors which may occur, without fault on the Corporation's part, in the course of transmission or recording of transmission or which may exist in any document, magnetic tape or other recording media so delivered to the Corporation, and the Corporation shall be entitled to act pursuant to any such instruction as though such instruction had been received from the Participant from whose Account the transfer is to be made notwithstanding any information the Corporation may have to the contrary.

Any Participant or Pledgee delivering instructions as provided above, or on whose behalf the Special Representative shall deliver instructions as provided above, shall indemnify the Corporation, and any of its employees, officers, directors, stockholders, agents, Participants and Pledgees who may sustain any loss, liability or expense as a result of (a) any act done in reliance upon the authenticity of any instruction received by the Corporation, (b) the inaccuracy of the information contained therein or (c) effecting transactions in reliance upon such information or instruction against any such loss, liability or expense so long as such transactions are effected in accordance with such information and instructions even though they be inaccurate or not authentic and so long as the Person asserting a right to indemnification shall not have knowledge of such inaccuracy or lack of authenticity at the time of the event or events giving rise to such loss, liability or expense.

Notwithstanding the foregoing, the Corporation shall not act upon any instructions purporting to have been given by the Special Representative, or any instructions purporting to have been given by a Participant or Pledgee or the Special Representative by wire transmission, facsimile copy, magnetic tape or other recording media or any means other than in writing, commencing one Business Day after the Corporation receives notice from the Participant or Pledgee that the Corporation shall not accept such instructions until such time as the Participant or the Pledgee shall withdraw such notice.

In consideration of any action by the Corporation to provide for the exercise of dissenters' rights, appraisal rights or similar rights available to the Corporation's nominee as registered owner of Deposited Securities or Pledged Securities, any Participant or Pledgee seeking to avail itself of such rights, either on its own behalf or on behalf of others, shall indemnify and hold harmless the Corporation and any nominee of the Corporation in whose name such Securities are registered against all loss, liability and expense which they may sustain, without fault or negligence on the Corporation's or such nominee's part, as a result of any action they may take pursuant to the instructions of such Participant in exercising any such rights. The Corporation shall not be obligated to do any act in pursuance of such rights otherwise than pursuant to the reasonable instructions of such Participant and shall not be obligated to determine for itself, or for any other Person, the legal or other requirements to be followed or complied with in regard to the pursuit of such rights.

The term "Special Representative" of a Participant shall be NSCC but only insofar as NSCC acts on behalf of the Participant and (a) the Participant is a member of NSCC or (b) the Participant was a member of NSCC and the Corporation has not received notice that such Participant has ceased to be a member of NSCC.

If the Corporation (a) receives notice that an issuer of an Eligible Security has declared a stock or cash dividend on such Security or has authorized a stock split or combination or a distribution of rights or of other property or any other transaction with respect to such Security (a "Transaction") prior to the record date for the Transaction or (b) receives notice of a proposed meeting of holders of an Eligible Security or other occasion for the exercise of voting rights or the giving of consents ("Voting Rights") prior to the record date for the Voting Rights, the Corporation may (i) assign a cut-off date for the Transaction or Voting Rights or (ii) if such notice is received after the time which the Corporation, in its sole discretion, deems to be the proper cut-off date for such Transaction or Voting Rights, notify Participants that it will not assign a cut-off date for the Transaction or Voting Rights. If the Corporation assigns a cut-off date for the Transaction or Voting Rights and a Participant Deposits a Security subject to the Transaction or Voting Rights after the cut-off date, the Corporation shall not credit the proceeds of the Transaction to the Account of the Participant or provide for the exercise of the Voting Rights by the Participant. In the case of a Transaction, if a quantity of the Securities equivalent to the amount Deposited to the Account of the Participant after the cut-off date does not remain in the Account on the record date for the Transaction, the Corporation shall have the right to deduct from the Account the proceeds of the Transaction with respect to the quantity not remaining in the Account. In the case of Voting Rights, if a quantity of Securities equivalent to the amount Deposited to the Account of the Participant after the cut-off date does not remain in the Account on the record date for the exercise of the Voting Rights, the Corporation shall have the right to claim from the Participant, and the Participant shall be obligated to use its best efforts to obtain for the Corporation, appropriate proxies or Voting Rights from the registered owner of the Securities on the record date with respect to the quantity not remaining in the Account. The Corporation shall use its best efforts to effect the transfer of all certificates held by the Corporation representing such Security into the name of the Corporation's nominee. On or immediately after the record date for the exercise of Voting Rights, the Corporation shall use its best efforts to permit Participants to exercise Voting Rights in accordance with this Rule and the Procedures. The Corporation shall have no responsibility or obligation to Participants or others with respect to the exercise of Voting Rights except to use its best efforts to act in accordance with this Rule and the Procedures. Without limiting the generality of the foregoing, the Corporation shall have no responsibility in the event that (x) the Corporation, without fault on its part, receives insufficient notice of a proposed meeting to permit action in accordance with this paragraph, (y) the Corporation is unable, without fault on its part, to effect transfer of all certificates into the name of the Corporation's nominee prior to the record date or (z) no record date for a Transaction or the exercise of Voting Rights is established by the issuer.

The Corporation shall not have any lien on or other interest in any Segregated Securities. The Collateral Value of Segregated Securities shall not be included in the Collateral Monitor for a Participant.

The Corporation may, as necessary to protect itself and its Participants, in its reasonable judgment, Devalue Securities; any Devaluation shall apply for internal credit and

collateralization purposes only and is not intended to prejudice the underlying rights and obligations of the parties to any transaction in those Securities or of Participants generally, subject to applicable law, rules or regulations, or agreements as such rights and obligations may be determined or adjudicated outside the Corporation. The Corporation may, in its sole discretion, subsequently restore Devalued Securities to their original Collateral Value or any intermediate Collateral Value which the Corporation shall determine is appropriate and in the best interests of the Corporation and its Participants.

Under no circumstances will the Corporation be liable for the acts, delays, omissions, bankruptcy, or insolvency of any third party, including without limitation, any depository, custodian, sub-custodian, clearing or settlement system, transfer agent, registrar, data communication service or delivery service ("Third Party"), unless caused directly by the Corporation's gross negligence, willful misconduct, or violation of Federal securities laws for which there is a private right of action.

Under no circumstance shall the Corporation be liable for selecting or accepting any Third Party as an agent of the Corporation, including as a transfer agent participating in the Fast Automated Securities Transfer (FAST) Program.

RULE 7

PARTICIPANT REPRESENTATIVES

Section 1. There shall be present at the location of each Participant on each Business Day between the hours of 9:15 A.M. and 5:30 P.M., New York City time, and until the Participant's account with the Corporation, in the judgment of the Corporation, is settled and in balance, a representative authorized in the name and on behalf of the Participant to sign all instruments, correct errors, perform such duties as may be required under these Rules and the Procedures and transact all business requisite in connection with the Participant's business with, and the operations of, the Corporation (a "Participant Representative"). In the case of a Participant which is a partnership, if the Participant Representative of the Participant is not a general partner of the Participant, such Participant Representative shall be authorized to act by written power of attorney. In the case of a Participant which is a corporation, such Participant Representative shall be authorized to act by resolution of the Board of Directors of such corporation. Such power of attorney or resolution, as the case may be, shall be in form approved by the Corporation.

Section 2. Every Participant shall file with the Corporation the signature of each Person who is authorized to act on behalf of the Participant pursuant to Section 1 of this Rule together with the power of attorney or resolution giving such authority.

Section 3. A Participant may appoint another Participant as its agent with respect to all of the appointing Participant's business carried out with the Corporation, provided such appointment has been consented to by the Corporation and is evidenced by such appointments, authorizations, certifications and other agreements in such form as the Corporation may require.

Section 4. Each Participant which does not appoint another Participant as its agent pursuant to Section 3 of this Rule shall make operational arrangements satisfactory to the Corporation to deliver to, and receive from, an office, agency or custodian of the Corporation Securities, instructions and other documents. In addition, if required by the Corporation because of the location of the Participant, the Participant shall arrange communications facilities between the Participant and the Corporation which shall be satisfactory to the Corporation.

Section 5. Each Settling Bank, in addition to satisfying the requirements of this Rule as a Participant, shall satisfy the requirements of this Rule with respect to its activities as a Settling Bank.

RULE 8

DELIVERIES OF NOTIFICATIONS AMONG PARTICIPANTS AND PLEDGEES

The Corporation shall receive on Business Days at its offices and agencies specified in the Procedures deliveries of confirmations, advices and other records relating to transactions effected through the facilities of the Corporation from Participants and Pledgees addressed to other Participants and Pledgees. Such deliveries shall be sorted and made available to the Participants and Pledgees to whom they are addressed in accordance with the Procedures.

The receipt and delivery of such confirmations, advices and other records by the Corporation on behalf of Participants and Pledgees, the times at which such confirmations, advices and other records shall be accepted and delivered by the Corporation, the contents of such deliveries and all other matters relating thereto shall be governed by the Procedures.

All such confirmations, advices and other records received by the Corporation on behalf of Participants and Pledgees shall be deemed for all purposes to be delivered to the receiving Participant or Pledgee; provided, however, that any transaction reflected in any such confirmation, advice or other record which is to be effected through the facilities of the Corporation shall not be deemed effective by reason of any such delivery. Any delivery containing items not authorized by the Procedures shall be the sole responsibility of the Participant or Pledgee making the delivery.

RULE 9(A)

TRANSACTIONS IN SECURITIES AND MONEY PAYMENTS

Section 1. Deliveries of Securities through the facilities of the Corporation shall be made in accordance with these Rules and the Procedures.

Any Participant making a Delivery Versus Payment of Securities through the facilities of the Corporation shall provide the Corporation with an instruction specifying the amount of the payment therefor in accordance with the Procedures. After receipt of such instruction (or upon its own initiative pursuant to Section 1 of Rule 9(C)), the Corporation is authorized to, and shall (subject to the right of the Corporation to cease to act for a Participant pursuant to these Rules and the Procedures), credit the Account of the Deliverer with the amount specified and debit the Account of the Receiver with the same amount.

Payments through the facilities of the Corporation shall be made in accordance with these Rules and the Procedures.

If a Participant shall present an instruction to the Corporation in accordance with the Procedures specifying that, in connection with a transaction in Securities, an amount or amounts of money shall be credited to its Account currently or in the future and that the same amount or amounts shall at that time be debited to the Account of another Participant, the Corporation is authorized to, and shall (subject to the right of the Corporation to cease to act for a Participant pursuant to these Rules and the Procedures), credit the Account of the Participant which presented the instruction (or which is deemed to have presented the instruction pursuant to Section 1 of Rule 9(C)) for the amount or amounts specified at the time or times specified and debit the Account of the other Participant at the same time or times with the same amount or amounts.

If a Participant shall present an instruction to the Corporation in accordance with the Procedures specifying that, in connection with a transaction in Securities, an amount or amounts of money shall be debited to its Account currently or in the future and that the same amount or amounts shall at that time be credited to the Account of another Participant, the Corporation is authorized to, and shall (subject to the right of the Corporation to cease to act for a Participant pursuant to these Rules and the Procedures), debit the Account of the Participant which presented the instruction (or which is deemed to have presented the instruction pursuant to Section 1 of Rule 9(C)) for the amount or amounts specified at the time or times specified and credit the Account of the other Participant at the same time or times with the same amount or amounts.

Section 2. Except as otherwise provided in the Procedures, payments between Participants pursuant to Section 1 of this Rule shall be made through the facilities of the Corporation as provided in this Section 2. In addition to the debit or credit of amounts pursuant to Section 1 of this Rule, the Corporation shall debit or credit itself, Participants and Pledgees with other amounts receivable and payable in accordance with these Rules and the Procedures. On each Business Day, the Corporation shall net all of the debits and credits to all of the Accounts of each Participant and Pledgee. Any agreement between the Participant and the Corporation to the contrary notwithstanding, if a Participant has multiple Accounts, the Corporation may treat them as one Account for the purposes of this Rule.

At the request of the Corporation, a Participant or Pledgee shall immediately furnish the Corporation with such assurances as the Corporation shall require of the financial ability of the Participant or Pledgee to fulfill its commitments and shall conform to any conditions which the Corporation deems necessary for the protection of the Corporation, other Participants or Pledgees, including deposits to the Participants Fund; provided, however, that any such conditions shall not be inconsistent with any applicable laws or rules or regulations of regulatory bodies having jurisdiction over the Participant or Pledgee.

Subject to Rule 9(B):

(a) If at any time a balance is due to the Corporation from a Participant or Pledgee, payment of the amount of such balance shall be made by the Participant or Pledgee to the Corporation in the manner and at the time and place specified in the Procedures.

(b) If at any time a balance is due to a Participant or Pledgee from the Corporation, payment of the amount of such balance shall be made by the Corporation to the Participant or Pledgee in the manner and at the time and place specified in the Procedures.

(c) A Participant or Pledgee shall pay the Corporation the whole or any part of its Net Debit Balance at any time upon the demand of the Corporation.

Section 3. If the Account of a Payee is credited and the Account of a Payor is debited with an amount of money as provided in Section 1 of this Rule, and the Payor shall fail to make payment to the Corporation of such amount or, having made payment thereof, the Corporation shall be required to return such payment to the Payor or its representative, the Payee shall be obligated to return to the Corporation the amount that was not paid by the Payor to the Corporation or the amount required to be returned by the Corporation to the Payor or its representative, and the Corporation shall be entitled to debit the Account of the Payee for such amount at any time.

RULE 9(B)

TRANSACTIONS IN ELIGIBLE SECURITIES

This Rule applies to all services provided by the Corporation, including the services provided by the Corporation in the MMI Program.

Section 1. The Corporation shall not act on an instruction received by the Corporation from an Instructor to effect a Delivery, Pledge, Release or Withdrawal, or any other transaction affecting the Account of the Instructor or another Participant or Pledgee (other than a transaction classified in the Procedures as exempt from this Section), unless the Securities (if the transaction involves Securities) are, prior to the transaction, Deposited Securities or Pledged Securities reflected in the Account of the Instructor, as specified in the Procedures, and:

(a) immediately after the transaction, the Collateral Monitor for the Account Family of the Instructor which includes the Account from which the Securities subject of the instruction are Delivered, Pledged or Withdrawn, as reduced by the amount of the Largest Provisional Net Credit for such Account Family, will not be negative and the Family Net Debit for that Account Family, as increased by the amount of such Largest Provisional Net Credit, will not exceed the Net Debit Cap for such Account Family;

(b) immediately after the transaction, if the transaction subject of the instruction affects an Account in the Account Family of another Participant or Pledgee or an Account in the same or another Account Family of the Instructor (in either case, a "Contra Party"), the Collateral Monitor for the Account Family of the Contra Party, as reduced by the amount of the Largest Provisional Net Credit for such Account Family, will not be negative and the Family Net Debit for that Account Family, as increased by the amount of such Largest Provisional Net Credit, will not exceed the Net Debit Cap for such Account Family; and

(c) if the transaction subject of the instruction involves a Free Delivery, Pledge or Release of Securities or a Delivery, Pledge or Release of Securities substantially undervalued, as specified in the Procedures, the Securities subject of the instruction shall not be MMI Securities subject of an Incomplete Transaction.

If the transaction subject of the instruction is a Free Delivery, Pledge or Release to a Contra Party and the applicable tests in clauses (a), (b) and (c) of the first paragraph of this Section are satisfied, the transaction shall be an effective transaction as to the Contra Party.

If the transaction subject of the instruction is a Delivery, Pledge or Release Versus Payment to a Contra Party and the applicable tests in clauses (a), (b) and (c) of the first paragraph of this Section are satisfied, the instruction of the Instructor shall constitute an instruction to make the following entries on the books of the Corporation.

(a) the Account of the Instructor is debited, and the Account of the Corporation is credited, by the amount of the obligation or the number of shares or rights subject of the instruction (whereby the Corporation shall be the holder of the Securities subject of the instruction);

(b) the Account of the Instructor is credited, and the Account of the Corporation is debited, by the amount of the payment specified in the instruction; and

(c) as specified in the Procedures, (i) the debits and credits to the Accounts of the Corporation are replicated as Incomplete Transactions in the Accounts of the Contra Party and (ii) the Collateral Monitor for the Contra Party is appropriately adjusted.

An Incomplete Transaction made on a Business Day shall be converted to an effective transaction as to the Contra Party, as specified in the Procedures, at the earliest of:

(a) the time it is finally determined by the Corporation on that Business Day that the balance in the Settlement Account of the Contra Party for that Business Day is not negative;

(b) the time the Contra Party pays the amount of the negative balance in its Settlement Account, as finally determined by the Corporation for that Business Day, to the Corporation, as provided in these Rules and as specified in the Procedures; or

(c) the time during that Business Day when:

(1) in the case of a Delivery Versus Payment, the Contra Party instructs the Corporation to effect a Delivery, Pledge or Withdrawal of the Securities;

(2) in the case of a Pledge Versus Payment, the Contra Party instructs the Corporation to effect a Delivery, Release or Withdrawal of Securities;

(3) in the case of a Release Versus Payment, the Contra Party instructs the Corporation to effect a Delivery, Pledge or Withdrawal of Securities; and

(4) in each case, the applicable tests in clauses (a), (b) and (c) of the first paragraph of this Section are satisfied.

If the Corporation receives an instruction from a Pledgee to effect a Delivery or Withdrawal of Pledged Securities, such instruction shall have the effect of notifying the Corporation that the Pledgee elects not to Release the Pledged Securities but, rather, to assert its Control over the Pledged Securities by the transfer of a greater interest in the Pledged Securities to itself or another Person. The Corporation shall accept such an instruction as a representation that the Pledgee is acting in accordance with applicable law, rules or regulations, agreements or any adjudication thereof.

A Participant may at any time during a Business Day wire Federal funds to the account of the Corporation at the Federal Reserve Bank of New York by Fedwire in order to reduce or eliminate a negative balance or create a positive balance in its Settlement Account.

Each Participant and the Corporation shall settle the balance of the Settlement Account of the Participant on a daily basis in accordance with these Rules and the Procedures. Except as provided in the Procedures, the Corporation shall not be obligated to make any settlement payments to any Participants until the Corporation has received all of the settlement payments that Settling Banks and Participants are required to make to the Corporation.

Section 2. In the manner and for the purposes set forth in these Rules and the Procedures, and subject to applicable law, (i) the Corporation shall hold the entire interest in, and shall have the authority of a holder of Securities to act, in its sole discretion, with respect to any Securities Delivered Versus Payment, which are the subject of an Incomplete Transaction, to issue or transfer the entire interest in such Securities, including the authority to sell, Pledge or otherwise dispose of such Securities, (ii) the Corporation shall hold a security interest in any Securities Pledged or Released Versus Payment, which are the subject of an Incomplete Transaction, to Pledge for value or Release for value a security interest in such Securities, and shall have the authority of a secured party to sell, Pledge or otherwise dispose of such Securities, and (iii) the Corporation, acting as agent and attorney-in-fact for its Participants, shall have the authority to Pledge or sell on their behalf any of their shares of Preferred Stock.

If a Participant fails to pay the amount of a negative balance in its Settlement Account, as finally determined by the Corporation on a Business Day, at the time and in the manner provided in these Rules and as specified in the Procedures, or if the Corporation determines that, in light of the financial or operating condition of a Participant, it is in the best interests of the Corporation, other Participants or Pledgees not to complete certain transactions with respect to the Participant, although it does not cease to act therefor, or the Corporation terminates or suspends some or all of the transactions of a Participant in the MMI Program with respect to some or all MMI Securities subject of those transactions, during the Business Day, the Corporation may, with respect to any such Participant (a "Defaulting Participant"), in such order and in such amounts as the Corporation shall determine, in its sole discretion:

(a) Pledge any or all Net Additions and Preferred Stock of the Defaulting Participant to secure a loan to the Corporation; or

(b) sell any or all Net Additions and Preferred Stock of the Defaulting Participant in the manner specified in Section 4 of this Rule.

The Corporation may Pledge or sell any or all Net Additions of a Defaulting Participant notwithstanding the fact that the proceeds may exceed the negative balance in the Settlement Account of the Defaulting Participant. The proceeds of any Pledge or sale shall be applied as provided in these Rules and as specified in the Procedures.

The Corporation may Pledge or sell any or all shares of the Preferred Stock of a Defaulting Participant notwithstanding the fact that the proceeds may exceed the negative balance in the Settlement Account of the Defaulting Participant. The proceeds of any Pledge or sale shall be applied as provided in these Rules and as specified in the Procedures.

Each Defaulting Participant which fails to settle its Settlement Account at the time specified in the Procedures shall be charged interest on the amount of the required payment. The Corporation may also assess penalties against the Defaulting Participant, as specified in the Procedures, if the Defaulting Participant fails to settle.

The Corporation may borrow from some or all of its Participants, in the manner and to the extent specified in the Procedures, an amount up to the entire amount of the Gross Credit Balances of such Participants on the Business Day on which one or more Participants fails to settle its Net Debit Balance. Such borrowing shall be secured by the Pledge, to the lending Participants, on the books of the Corporation, of the Net Additions of the Defaulting Participant or Participants which failed to settle, in the manner specified in Section 2 of Rule 4(A).

Section 3. A Participant may, during a Business Day, instruct the Corporation to transfer Securities from its Minimum Amount to its Net Additions and from its Net Additions to its Minimum Amount. If a Deliverer instructs the Corporation to Deliver Securities to a Receiver and the instruction cannot be satisfied out of the Net Additions of the Deliverer, the instruction shall be deemed to be an instruction to first transfer from the Minimum Amount of the Deliverer to the Net Additions of the Deliverer sufficient Securities so that the instruction to Deliver Securities from the Deliverer to the Receiver can be satisfied out of the Net Additions of the Deliverer. An instruction to transfer Securities from the Minimum Amount of a Deliverer to the Net Additions of the Deliverer, or which is deemed to be such an instruction, shall constitute a representation by the Deliverer that it has full authority, under applicable law, to do so.

Notwithstanding any other provisions of this Rule, a Participant may restrict Deliveries to its Account by other Participants in the manner specified in the Procedures, and the Corporation may restrict Deliveries in the manner specified in the Procedures if the Corporation determines, in its sole discretion, that a Delivery is overvalued or for other reasons.

A Participant with more than one Account may, in the manner specified in the Procedures, (a) group one or more of its Accounts into one or more Account Families, (b) designate the portion of its Collateral to be allocated to each of its Account Families and (c) designate the portion of its Net Debit Cap to be allocated to each of its Account Families. The Corporation shall not be obligated to make any allocations in accordance with such instructions if the Corporation determines, in its sole discretion, that such action might result in financial loss to the Corporation, other Participants or Pledgees. The Corporation may allocate, in the manner specified in the Procedures, any portion of the Collateral of a Participant or its Net Debit Cap which is not allocated by the Participant. If a Participant has more than one Account but does not group its Accounts into one or more Account Families, the Corporation shall group all of the Accounts of the Participant into one Account Family.

The Corporation is authorized to establish priorities for the completion of any transaction the Participant instructs the Corporation to make but which is not completed because of limitations set forth in these Rules.

Each Participant shall settle through its Settling Bank or Back-Up Settling Bank, if any, or, if its Settling Bank or Back-Up Settling Bank, if any, refuses to settle on its behalf, the Participant shall settle with the Corporation directly.

A Participant shall be deemed to have failed to settle when (a) the Corporation receives a Settling Bank Refusal (as defined in Rule 9(D)) from the Settling Bank representing the Participant or when the Settling Bank representing the Participant has failed to pay its Net-Net Debit Balance (as defined in Rule 9(D)) by the time specified in the Procedures and (b) the Participant has not paid its Net Debit Balance to the Corporation by the time specified in the Procedures.

Section 4. If the Corporation shall sell any Securities, the sale may be made in any available market or at public auction or by private sale, and may be made without demand or notice to any Participant. If the sale is made in any market, or if the sale is made at public auction, the Corporation may purchase the Securities sold for its own account.

RULE 9(C)

TRANSACTIONS IN MMI SECURITIES

This Rule applies only to the services provided by the Corporation in the MMI Program:

Section 1. Each MMI Issuing Agent and MMI Paying Agent shall maintain one or more Accounts for its issuing agent activity and its paying agent activity with respect to the issues of MMI Securities for which it acts in that capacity, as specified in the Procedures. One Account may serve a Participant acting in both capacities but that Account shall be governed in each capacity by any Rule relating to that function of the Account as follows:

(a) The Issuing Agent Account with respect to an issue of MMI Securities shall comprise the Account which records the Delivery of such issue of MMI Securities by that MMI Issuing Agent and the Account to which payments therefor are credited as provided in this Rule and as specified in the Procedures.

(b) The Paying Agent Account with respect to an issue of MMI Securities shall comprise the Account to which payments for Presentments with respect to MMI Securities of that issue are debited and the Account to which MMI Securities of that issue which are the subject of Maturity Presentments or Reorganization Presentments are Delivered.

The instruction of an MMI Issuing Agent to the Corporation to Deliver MMI Securities in connection with their issuance shall constitute a representation that such MMI Securities are issued in accordance with applicable law. MMI Securities may be subject of a Free Delivery or a Delivery Versus Payment.

If, in connection with their issuance, MMI Securities are subject of a Free Delivery, upon the instruction of an MMI Issuing Agent, the MMI Securities shall be credited to the Account of the Receiver designated by the MMI Issuing Agent and, simultaneously, a memo entry shall be made to the Issuing Agent Account reflecting that the MMI Securities have been Delivered as instructed.

If, in connection with their issuance, MMI Securities are subject of a Delivery Versus Payment, such Delivery shall be effected as otherwise provided for Deliveries of Securities subject of Incomplete Transactions in Rule 9(B), subject to the further controls provided in Section 2 of this Rule; provided, however, that instead of a debit to the Issuing Agent Account, a memo entry shall be made reflecting that the MMI Securities have been entered on the Account of the Corporation as Securities subject of an Incomplete Transaction and that the credit of payment therefor to the Issuing Agent Account is subject to the further controls provided in Section 2 of this Rule.

A Presentment with respect to MMI Securities may be initiated by the Corporation or by a Presenting Participant, as specified in the Procedures; if a Delivery Versus Payment is so initiated by the Corporation, the instruction therefor shall be deemed to have been given by the Presenting Participant pursuant to these Rules and the Procedures.

A Delivery of MMI Securities may be initiated by the Corporation or by a Presenting Participant, as specified in the Procedures; if a Delivery Versus Payment is initiated by the Corporation, the instruction therefor shall be deemed to have been given by the Presenting Participant pursuant to these Rules and the Procedures for the Delivery to be effected as otherwise provided for Deliveries of Securities subject of Incomplete Transactions in Rule 9(B), subject to the further controls provided in Section 2 of this Rule.

The further controls provided in Section 2, paragraphs (a), (b) and (c) of this Rule 9(C) shall not apply with respect to an Acronym if, but only if, the following conditions are simultaneously satisfies with respect to that Acronym:

(i) an MMI Paying Agent issues a Payment Refusal with respect to the Acronym;
(ii) there is at least one MMI Paying Agent that is also an MMI Issuing Agent on that day with respect to that Acronym; and
(iii) on that day, for each MMI Paying Agent that is also an MMI Issuing Agent with respect to that Acronym, the aggregate value of issuances of the Acronym processed through an Issuing Agent Account of that Issuing Agent exceeds the aggregate value of all Presentments, other than Reorganization Presentments, of that Acronym processed through a Paying Agent Account by that MMI Paying Agent; and
(iv) each receiving Participant with respect to any Delivery Versus Payment issuances of MMI Securities of that Acronym satisfies the conditions of Rule 9(B) for the processing of such Deliveries as provided in Rule 9(B).

Section 2. Presentments with respect to MMI Securities, including any Deliveries of MMI Securities pursuant to Maturity Presentments and Reorganization Presentments, shall be subject to the following additional controls:

(a) On the day of a Payment Refusal, as specified in the Procedures, the Corporation shall not complete any Incomplete Transaction or other transaction (including any instruction with respect to future Delivery) in the MMI Securities of that issuer newly issued that day. Any credits to the Issuing Agent Account of the MMI Issuing Agent or to any intermediate re-Delivering Participant with respect to the new issue shall be cancelled and each potential Receiver of the new issue shall be re-credited in the amount of its payment therefor. The provisional entry of the associated MMI Securities to the Account of a Receiver shall simultaneously be cancelled and every transaction in those MMI Securities, including any re-Delivery by a Receiver, shall be null and void and of no effect. The parties to the transactions affected thereby shall resolve their respective rights and obligations outside the Corporation. Where the MMI Securities of that issuer newly issued that day are subject of an Incomplete Transaction, the credit of the MMI Securities to the Account of the Corporation and debit of payment

to the Account of the Corporation shall likewise be cancelled and the Corporation shall be under no obligation to complete the transaction.

(b) On the day of a Payment Refusal, as specified in the Procedures, the Corporation shall not complete any Maturity Presentment or Reorganization Presentment or Incomplete Transaction in the MMI Securities of that issuer. Any credits to the Accounts of Presenting Participants on account of such Presentment shall be cancelled, the provisional credit of the subject MMI Securities to the Paying Agent Account and debit to the Account of the Presenting Participant shall simultaneously be cancelled and the transactions shall be null and void and of no effect. The parties to the transactions shall resolve their respective rights and obligations outside the Corporation. Where the MMI Securities subject of a Maturity Presentment or Reorganization Presentment are subject of an Incomplete Transaction, the credit of the MMI Securities to the Account of the Corporation and the debit of payment to the Account of the Corporation shall likewise be cancelled and the Corporation shall be under no obligation to complete the transaction.

(c) On the day of a Payment Refusal, as specified in the Procedures, the Corporation shall not complete any Income Presentment or Principal Presentment in the MMI Securities of that issuer. Any credits to the Accounts of the Corporation and Participants, and any debits to the Paying Agent Account on account of such Presentments, shall be cancelled and the transactions shall be null and void and of no effect. The parties to the transactions shall resolve their respective rights and obligations outside the Corporation. If all of the Presentments the Corporation did not complete pursuant to paragraphs (a) and (b) of this Section and the first two sentences of this paragraph are Income Presentments, and if the issuer is not insolvent, as defined in Rule 12, on the Business Day next following the Payment Refusal, the Corporation may re-initiate such Income Presentments and any Incomplete Transactions in newly issued MMI Securities of the issuer that the Corporation did not complete pursuant to the first sentence of paragraph (a) of this Section. If there is another Payment Refusal with respect to the MMI Securities of the issuer on such Business Day, the Corporation may then take the actions described in paragraphs (a) and (b) of this Section and the first two sentences of this paragraph, and all other actions authorized by these Rules.

(d) On the day of an issuer's insolvency, as defined in Rule 12, the Corporation may take any of the actions set forth in paragraphs (a), (b) and (c) of this Section 2 with respect to some or all of the MMI Securities issued by the insolvent issuer.

(e) The credit cancellations provided in paragraphs (a), (b), (c) and (d) of this Section may increase the Family Net Debit of the parties to such transactions over and above their Net Debit Caps. The Participants affected thereby are nevertheless fully obligated to satisfy any Net Debit Balances outstanding. The cancellation of debits and credits of payments and of debits and credits of MMI Securities, under the circumstances provided in these Rules and as specified in the Procedures, are not intended to affect or prejudice the underlying rights and obligations of the parties to the transactions as such rights and obligations may be determined outside the Corporation, subject to applicable law, rules or regulations, agreements or any adjudication thereof.

(f) All MMI Securities of an issuer which is insolvent, as defined in Rule 12, or subject of a Payment Refusal of a MMI Paying Agent, as specified in the Procedures, shall, at the time of such insolvency or Payment Refusal, be Devalued to a Collateral Value of zero and shall not collateralize any transaction. This Devaluation is intended to serve only to protect the integrity of the MMI Program without prejudice to the underlying rights and obligations of the parties to the transactions as such rights and obligations may be determined outside the Corporation, subject to applicable law, rules or regulations, agreements and any adjudication thereof.

(g) A Delivery Versus Payment of MMI Securities shall be effected only if the principal amount of the MMI Securities being Delivered does not exceed the designated amount specified in the Procedures.

(h) In the event that a Receiver fails to settle its Net Debit Balance, the Corporation shall resolve the obligations of the parties to the transaction pursuant to the Failure to Settle Procedure included in the Procedures, as such Procedures may apply particularly to MMI Securities, including but not limited to the obligation of Participants (i) to lend to the Corporation, secured by a Pledge of Securities, and (ii) to repurchase Securities from the Corporation, if so required.

RULE 9(D)

SETTLING BANKS

A Settling Bank shall settle for itself and may settle for other Participants. Each Settling Bank shall agree to abide by these Rules and the Procedures and shall enter into a separate Settling Bank Agreement with the Corporation and each Participant which the Settling Bank represents.

Each Settling Bank shall have the communications facilities with the Corporation specified in the Procedures, shall meet any other requirements specified in the Procedures and shall have on-line access to the Fedwire.

Each Settling Bank shall settle with the Corporation on a net-net basis on each Business Day. The Net Credit Balance of each Participant which settles through a Settling Bank and has a Net Credit Balance on that Business Day and the Net Debit Balance of each Participant which settles through the same Settling Bank and has Net Debit Balance on that Business Day shall be aggregated with the Net Debit Balance or Net Credit Balance on that Business Day of the Settling Bank itself and all such balances shall be netted to a single "Net-Net Debit Balance" or "Net-Net Credit Balance" for the Settling Bank for that Business Day. Throughout each Business Day, the Corporation shall provide each Settling Bank with reports of the Net Debit Balance or Net Credit Balance of each Participant which the Settling Bank represents and the algebraic sum of these amounts. The Settling Bank shall be responsible for collecting the Net Debit Balances from, and paying the Net Credit Balances to, the Participants represented by the Settling Bank.

A Settling Bank may refuse to settle for one or more of its Participants (but not for less than the entire Net Debit Balance of any Participant) in the manner and at the time specified in the Procedures (a "Settling Bank Refusal"). The Settling Bank shall, if it has a Net-Net Debit Balance after any Settling Bank Refusal, pay the amount thereof by the time and manner specified in the Procedures.

A Settling Bank may establish a "Settling Bank Net Debit Cap" for each Participant which the Settling Bank represents and shall inform the Corporation of the amount thereof in the manner specified in the Procedures. A Settling Bank may increase or decrease the amount of the Settling Bank Net Debit Cap for any Participant it represents in the manner and at the times specified in the Procedures.

If a Settling Bank fails to settle in the manner and at the time prescribed in the Procedures, the Settling Bank shall be charged interest on the amount of the required payment calculated in the manner specified in the Procedures and the charge shall be made to the Account of the Settling Bank. In the event of the insolvency of a Settling Bank, the charge shall be made against the Account of the Settling Bank to the extent of the Collateral of the Settling Bank; any remaining charge shall be made against the other Participants represented by the Settling Bank. The Corporation may also assess penalties against a Settling Bank, as specified in the Procedures, in the event that the Settling Bank fails to settle.

A Settling Bank shall not terminate its status as a Settling Bank and shall not terminate its representation of a Participant without having given the Corporation ten Business Days prior notice thereof. No Settling Bank shall commence representation of a Participant without having given the Corporation five Business Days prior notice thereof.

Each applicant to become a Participant and each Participant shall designate, in the manner specified in the Procedures, its Settling Bank and its Back-Up Settling Bank, if any.

In the event that a Settling Bank fails to settle with the Corporation in the manner and at the time specified in the Procedures, due to insolvency or other cause, each Participant represented by that Settling Bank shall cause its Back-Up Settling Bank, if any, to settle with the Corporation. If the Back-Up Settling Bank has a Net-Net Debit Balance after including any Net Credit Balance or Net Debit Balance of such Participant in the net-net settlement between such Back-Up Settling Bank and the Corporation, the Back-Up Settling Bank shall pay the Corporation the amount of such Net-Net Debit Balance. If the Back-Up Settling Bank has a Net-Net Credit Balance after including any Net Credit Balance or Net Debit Balance of such Participant in the net-net settlement between such Back-Up Settling Bank and the Corporation, the Corporation shall pay the Back-Up Settling Bank the amount of such Net-Net Credit Balance. If the Participant does not have a Back-Up Settling Bank, or if its Back-Up Settling Bank also fails to settle with the Corporation, (a) the Participant shall pay the Corporation the amount of its Net Debit Balance or (b) the Corporation shall pay the Participant the amount of its Net Credit Balance.

Notwithstanding anything else contained herein, the Corporation shall have no obligation to any Participant for any obligation of a Settling Bank or Back-Up Settling Bank to a Participant, including any obligation of the Settling Bank or Back-Up Settling Bank to remit to the Participant the amount of any Net Credit Balance of the Participant included in the net-net settlement between such Settling Bank or Back-Up Settling Bank and the Corporation.

RULE 9(E)

CLEARING AGENCY AGREEMENTS

Section 1. All of the terms, conditions and provisions of any Clearing Agency Agreement between the Corporation and any other clearing agency are hereby incorporated by reference in and shall be a part of these Rules, and, subject to Section 2 of this Rule, in the event of any conflict between the terms, conditions and provisions of such Clearing Agency Agreement and any other Rules, the terms, conditions and provisions of the Clearing Agency Agreement shall prevail.

Section 2. Notwithstanding any other provisions of these Rules, including Section 1 of this Rule, the Corporation shall have no obligation to make any payment to a Participant other than a payment of the balance which remains after any Net Credit Balance of the Participant has been applied as required by and in accordance with any Clearing Agency Agreement, and such obligation may be satisfied by a payment to the Participant by either the Corporation or the other clearing agency.

Section 3. If the Corporation is required to make a payment to another clearing agency pursuant to a Clearing Agency Agreement on account of a Participant, the Participant shall have an obligation to the Corporation in an amount equal to such payment, and the Corporation may debit the Settlement Account of the Participant in the amount of such payment.

RULE 10

DISCRETIONARY TERMINATION

Section 1. Based on its judgment that adequate cause exists to do so, the Corporation may at any time (a) cease to act for a Participant with respect to a particular transaction or transactions, a Program or transactions generally or (b) terminate a Participant's right to act as a Settling Bank. Adequate cause for ceasing to act for a Participant or terminating a Participant's right to act as a Settling Bank shall be deemed to exist if:

(i) the Participant has failed to make any payments required by Rule 4 for a period of ten Business Days after demand;

(ii) the Participant has failed to make any required deposit with the Corporation;

(iii) the Participant or Settling Bank has failed to pay any fine, fee or other charge provided for in these Rules or the Procedures on the payment date therefor;

(iv) the Participant has failed to pay any amounts owing with respect to Securities subject to Delivery to it, other than Securities as to which a reclamation is made pursuant to the Procedures, by the time required by the Procedures or reasonable grounds exist for a determination by the Corporation that the Participant will not make such timely payment;

(v) the Participant or the Settling Bank is in such financial or operating condition that reasonable grounds exist for a determination by the Board of Directors, or by the Corporation if time does not permit action by the Board of Directors, that its continuation as a Participant or Settling Bank would jeopardize the interests of the Corporation, other Participants or Pledgees;

(vi) the Board of Directors, or a committee authorized thereby, shall have reasonable grounds to believe (A) that the Participant or its Controlling Management to be responsible for (1) fraud or fraudulent acts, (2) making a misstatement of a material fact or omitting to state a material fact to the Corporation in connection with its application to become a Participant or thereafter, (3) violating any Rule or any agreement with the Corporation or (4) the violation of the Securities Act, the Exchange Act, the Investment Company Act, the Investment Advisers Act, or any rule or regulation thereunder, or (B) that such ceasing to act is necessary for the protection of the Corporation, other Participants or Pledgees or to facilitate the orderly and continuous performance of the Corporation's services;

(vii) the Participant or its Controlling Management has been convicted within the ten years preceding the filing of its application to become a Participant or at any time thereafter of any crime, felony or misdemeanor which involves the purchase, sale or transfer of any Security or the breach of fiduciary duty, or arises out of conduct of the business of a broker, dealer, investment company, investment adviser, underwriter, bank,

trust company, fiduciary, insurance company or other financial institution; or involves robbery, larceny, embezzlement, fraudulent conversion, forgery or misappropriation of funds, Securities or other property; or involves any violation of Section 1341, 1342 or 1343 of Title 18 of the United States Code;

(viii) the Participant or its Controlling Management is permanently or temporarily enjoined by order, judgment or decree of any court or other governmental authority of competent jurisdiction from acting as a broker, dealer, investment company, investment adviser, underwriter, bank, trust company, fiduciary, insurance company or other financial institution or from engaging in or continuing any conduct or practice in connection with any such activity, or in connection with the purchase, sale or transfer of any Security and the enforcement of such injunction or prohibition has not been stayed; or

(ix) the Participant or its Controlling Management is expelled or suspended from a national securities association or exchange registered under the Exchange Act, a self-regulatory organization as defined in Section 3(a)(26) of the Exchange Act or a corporation which engages in clearance and settlement activities or a securities depository or has been barred or suspended from being associated with any member of such an exchange, association, corporation or securities depository;

(x) the Participant or the Settling Bank is subject to statutory disqualification as defined in Section 3(a)(39) of the Securities Exchange Act of 1934, or an order of similar effect issued by a Federal or State banking authority, or other examining authority or regulator, including a non-U.S. examining authority or regulator.

Further, Participants are required to inform the Corporation as to any member of its Controlling Management that is or becomes subject to statutory disqualification (as defined in Section 3(a)(39) of the Exchange Act).

The Corporation may continue to act for a Participant, either unconditionally or on an appropriate temporary or other conditional basis, if the Corporation determines that any standard specified in this Section, as applied to such Participant or its Controlling Management is unduly or disproportionately severe or that the conduct of such Participant or its Controlling Management has been such as not to make it against the interest of the Corporation, other Participants or Pledgees or the public to continue to act for such Participant.

A Settling Bank's right to act as such shall terminate at such time as it ceases to be a Participant.

A written report of the reasons for such action shall be promptly made and filed with the Corporation's records. When the Corporation ceases to act for a Participant with respect to a particular transaction or transactions, it shall notify such Participant and such other Participants and Pledgees as it deems proper and shall determine what steps are to be taken with respect to the transaction or transactions with respect to which it is ceasing to act for such Participant. When the Corporation ceases to act for a Participant with respect to a Program or transactions generally, it shall notify such Participant and all other Participants and Pledgees. The notice that

the Corporation has ceased to act for a Participant given by the Corporation shall state in at least general terms how pending transactions will be affected.

Section 2. Notwithstanding Section 1 of this Rule, the Corporation may not at any time refuse to Deliver a Participant's Deposited Securities to such Participant.

Section 3. After the Corporation has ceased to act for a Participant generally, except as provided by the Board of Directors in any particular case:

(a) The Corporation shall decline to accept instructions from other Participants with respect to any Delivery of Deposited Securities to the Participant and shall decline to accept instructions from the Participant with respect to the Delivery of Deposited Securities to other Participants or Pledgees.

(b) The Corporation shall not give effect to the net result to date of the aggregation of instructions between the Participant and any other Participant pursuant to the fourth or fifth paragraph of Section 1 of Rule 9(A), and shall provide the Participant and any such other Participant with a list of the net quantity of each issue of Securities with respect to which the Corporation shall not in the future effect such instructions. The Participant shall be free to seek such remedies as shall be available to it from any such other Participant for any loss it may suffer because such instructions were not effected by the Corporation. The Corporation shall not, however, have any liability with respect to any such loss (provided that the loss is not caused by the Corporation's gross negligence or willful misconduct).

Notwithstanding the foregoing, the Corporation shall Deliver to the Participant any Securities Pledged by such Participant to a Pledgee upon the instructions of such Pledgee.

Section 4. After the Corporation has ceased to act for a Participant with respect to a Program, so far as that Program is concerned, except as provided by the Board of Directors in any particular case:

(a) The Corporation shall decline to accept instructions from other Participants with respect to any Delivery of Deposited Securities to the Participant and shall decline to accept instructions from the Participant with respect to the Delivery of Deposited Securities to other Participants or Pledgees.

(b) The Corporation shall not give effect to the net result to date of the aggregation of instructions between the Participant and any other Participant pursuant to the fourth or fifth paragraph of Section 1 of Rule 9(A), and shall provide the Participant and any such other Participant with a list of the net quantity of each issue of Securities with respect to which the Corporation shall not in the future effect such instructions. The Participant shall be free to seek such remedies as shall be available to it from any such other Participant for any loss it may suffer because such instructions were not effected by the Corporation. The Corporation shall not, however, have any liability with respect to any such loss (provided that the loss is not caused by the Corporation's gross negligence or willful misconduct).

Notwithstanding the foregoing, the Corporation shall Deliver to the Participant any Securities pledged by such Participant to a Pledgee upon the instructions of such Pledgee.

Section 5. After the Corporation has ceased to act for a Participant with respect to either a particular transaction or transactions generally, the Corporation shall nevertheless have the same rights and remedies with respect to any Net Debit Balance due from such Participant or any liability incurred on its behalf or on account of its default as though the Corporation had not ceased to act for it.

Section 6. The provisions of this Rule shall not apply in a case where a Participant is insolvent, as defined in Rule 12, and in such case the provisions of Rule 12 shall govern.

RULE 11

MANDATORY TERMINATION

The Corporation, upon determining to its reasonable satisfaction that none of the qualifications set forth in Rule 3 apply to a Participant, shall cease to act for such Participant with respect to transactions generally as provided in Rule 10, and in such case the provisions of Rule 10 and the provisions therein as to notice shall govern.

RULE 12

INSOLVENCY

Section 1. A Participant which fails to perform its contracts or obligations or determines that it is unable to do so shall immediately inform the Corporation orally and in writing of such failure or inability.

Section 2. A Participant shall be treated by the Corporation in all respects as insolvent:

(a) in the event specified in Section 1 of this Rule; provided, however, that a Participant shall not be treated as insolvent hereunder in such event if such Participant provides or posts a bond, indemnity or guaranty which the Corporation, in its sole discretion, deems satisfactory to insure such Participant's performance under such contracts or obligations (without being deemed to have admitted its liability thereunder);

(b) if the Participant shall be a member of the Securities Investor Protection Corporation, in the event that a court finds that the Participant meets any one of the conditions set forth in clauses (i), (ii), (iii), (iv), or (v) of Section 5(b)(1)(A) of the Securities Investor Protection Act of 1970; or

(c) in the event that the Participant is determined to be insolvent by any agency which regulates such Participant or in the event of the entry of a decree or order by a court having jurisdiction in the premises adjudging the Participant a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Participant under the Federal Bankruptcy Code or any other applicable Federal or State law, or appointing a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Participant or of any substantial part of its property, or ordering the winding up or liquidation of its affairs or the institution by the Participant of proceedings to be adjudicated a bankrupt or insolvent or the consent by it to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under the Federal Bankruptcy Code or any other applicable Federal or State law, or the consent by it to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Participant or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by the Participant in furtherance of any such action.

Section 3. An issuer of MMI Securities subject of any transaction in the MMI Program shall be treated by the Corporation in all respects as insolvent in the event that the issuer is determined to be insolvent by any agency which regulates such issuer or in the event of the entry of a decree or order by a court having jurisdiction in the premises adjudging the issuer a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement,

adjustment or composition of or in respect of the issuer under the Federal Bankruptcy Code or any other applicable Federal or State law or appointing a receiver, liquidator, assignee, trustee, sequester (or other similar official) of the issuer or of any substantial part of its property, or ordering the winding up or liquidation of its affairs or the institution by the issuer of proceedings to be adjudicated a bankrupt or insolvent or the consent by it to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under the Federal Bankruptcy Code or any other applicable Federal or State law, or the consent by it to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequester (or other similar official) of the issuer or of any substantial part of its property, or the admission by it in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by the issuer in furtherance of any such action and, notwithstanding the foregoing, upon the filing by the issuer of a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the issuer under the Federal Bankruptcy Code or any other applicable Federal or State law, or the filing against it of any such petition or application, at any time the Corporation receives notice thereof, either written or oral and from whatsoever source and, without awaiting any further adjudication, consent thereto, acceptance or approval of such filing, determines to its reasonable satisfaction that such has occurred.

Section 4. From and after the time when the Corporation determines to its reasonable satisfaction that an event specified in Section 2 of this Rule has occurred with respect to a Participant (the "Time of Insolvency"), the Corporation shall cease to act for such Participant, except as determined by the Corporation in any particular case. The Corporation shall, as soon as possible after the Time of Insolvency, notify the insolvent Participant and other Participants and Pledgees whether it has ceased to act for the insolvent Participant pursuant to the provisions of this Rule and such notice shall state, at least in general terms, how pending matters will be affected and what steps are to be taken in connection therewith.

Section 5. From and after the Time of Insolvency of a Participant, except as provided by the Board of Directors in any particular case:

(a) The Corporation shall decline to accept instructions from other Participants with respect to any Delivery of Deposited Securities to the insolvent Participant and shall decline to accept instructions from the insolvent Participant with respect to the Delivery of Deposited Securities to other Participants or Pledgees.

(b) The Corporation shall not give effect to the net result to date of the aggregation of instructions between the insolvent Participant and any other Participant pursuant to the fourth or fifth paragraph of Section 1 of Rule 9(A), and shall provide the insolvent Participant and any such other Participant with a list of the net quantity of each issue of Securities with respect to which the Corporation shall not in the future effect such instructions. The insolvent Participant shall be free to seek such remedies as shall be available to it from any such other Participant for any loss it may suffer because such instructions were not effected by the Corporation. The Corporation shall not, however, have any liability with respect to any such loss (provided that the loss is not caused by the Corporation's gross negligence or willful misconduct).

Notwithstanding the foregoing, the Corporation shall Deliver to the insolvent Participant any Securities that have been Pledged by such Participant to a Pledgee upon the instructions of such Pledgee.

RULE 13

REINSTATEMENT

A Participant for which the Corporation shall have ceased to act pursuant to the provisions of Rule 10, 11 or 12 may at any time be reinstated by the affirmative vote of a majority of the entire Board of Directors.

RULE 14

INSURANCE

The Corporation shall use its best efforts to maintain such insurance, including fidelity bonds, in such amounts and having such coverage as the Board of Directors shall deem appropriate. The insurance policies or contracts pursuant to which such insurance is provided shall be open to the inspection of Participants and Pledgees at the offices of the Corporation during regular business hours on Business Days. If the Corporation shall materially reduce the amount or coverage of any such insurance, or the Persons providing such insurance shall notify the Corporation of a material reduction in the amount or coverage thereof, the Corporation shall promptly notify each Participant and Pledgee and the SEC thereof stating the effective date of such reduction.

RULE 15

REPORTS

As soon as practicable after the end of each calendar year, the Corporation shall provide to each Participant and Pledgee financial statements of the Corporation audited by independent public accountants for such calendar year. The Corporation shall provide unaudited financial statements of the Corporation for each of the first three calendar quarters of each calendar year.

RULE 16

LISTS TO BE MAINTAINED

Section 1. The Corporation shall maintain lists of all Eligible Securities, including MMI Securities, and the Corporation may from time to time add Securities to, or delete Securities from, such lists in accordance with the provisions of Rule 5.

Section 2. The Corporation shall maintain lists of all Participants and Pledgees.

RULE 17

ADMISSION TO PREMISES

No Person shall be permitted to enter the premises of the Corporation on behalf of any Participant unless he has first been approved by the Corporation and has been issued such credentials as the Corporation may from time to time prescribe and such credentials shall not have been cancelled or revoked. Such credentials must be shown on demand and to gain entry to the Corporation's premises, must be prominently displayed while on said premises and may limit the portions of the premises to which access is permitted thereunder. Any credentials issued pursuant to this Rule may be revoked at any time by the Corporation, in its sole discretion, and prompt notice of such revocation shall be given to the employer of the Person whose credentials have been so revoked.

Every Person to whom credentials have been or may hereafter be issued by the Corporation (which credentials have not been revoked) authorizing such Person to have access, during the hours when deliveries are to be received, to the portion of the Corporation's premises in which deliveries are received, shall be deemed to have been authorized by such Participant to receive and deliver Securities or other items on behalf of such Participant.

Each Participant shall, if any Person in its employ to whom any credentials have been issued pursuant to this Rule or to whom a power of attorney or other authorization has been given to act for it in connection with the business of the Corporation shall for any reason cease to be so employed, give to the Corporation immediate notice of such termination of employment and, if any such power of attorney or other authorization is otherwise revoked or cancelled, likewise give to the Corporation immediate notice of such revocation or cancellation. All credentials issued pursuant to this Rule shall be immediately surrendered to the Corporation, accompanied by a written statement specifying that they are being surrendered pursuant to this Rule, upon their revocation by the Corporation or by the employer or upon the termination of the employment of the holder thereof.

Unless revoked by the Corporation, all credentials, authorizations and powers of attorney issued pursuant to this Rule or in connection with the work of the Corporation shall remain in full force and effect until the Corporation shall have received notice of the revocation thereof or of the termination of the holder's employment.

Necessary credentials for entering the Corporation's premises shall be provided as specified in the Procedures.

RULE 18

WAIVER OR SUSPENSION OF RULES AND PROCEDURES

The time fixed by these Rules and the Procedures for the doing of any act or acts may be extended or the doing of any act or acts required by these Rules or the Procedures may be waived or any provision of these Rules or the Procedures may be suspended by the Board of Directors, the Chairman of the Board, the President or any Managing Director whenever, in its or his judgment, such extension, waiver or suspension is necessary or expedient.

A written report of any such extension, waiver or suspension (other than an extension of time of less than one hour), stating the pertinent facts, the identity of the Person or Persons who authorized such extension, waiver or suspension and the reason such extension, waiver or suspension was deemed necessary or expedient, shall be promptly made and filed with the Corporation's records and shall be available for inspection by any Participant or Pledgee during regular business hours on Business Days. Any such extension or waiver may continue in effect after the event or events giving rise thereto but shall not continue in effect for more than 60 days after the date thereof unless it shall be approved by the Board of Directors within such period of 60 days.

RULE 19

NOTICE OF PROPOSED RULE CHANGES

The Corporation shall immediately notify all Participants and Pledgees of any proposal it has made to change or revise these Rules and of any proposal it has made to add or repeal any Rule, and of the text of any such proposal. Participants and Pledgees may submit to the Corporation for its consideration their comments with respect to any such proposal, and such comments shall be filed with the Corporation's records and copies thereof shall be delivered to the SEC.

RULE 20

CHARGES FOR SERVICES RENDERED

Each Participant shall pay such fees and charges to the Corporation as shall be specified in the Procedures and approved by the Board of Directors on a reasonable and nondiscriminatory basis. The Board of Directors may by resolution delegate to the Chairman of the Board the power to approve such fees and charges. In addition, a Participant may be charged for any unusual expenses caused directly or indirectly by such Participant or incurred at its request including, but without limitation, the cost of producing records pursuant to a court order, or other legal process in any litigation or other legal proceeding to which such Participant is a party or in which such records relating to such Participant are so required to be produced, whether such production is required at the instance of such Participant or of any other party.

RULE 21

DISCIPLINARY SANCTIONS

The Corporation may discipline a Participant or Pledgee for a violation of these Rules or the Procedures or for errors, delays or other conduct detrimental to the operations of the Corporation, other Participants or Pledgees, or for not providing adequate facilities for its business with the Corporation by imposing any of the following sanctions: expulsion; suspension; limitation of activities, functions and operations; fine; censure; and any other fitting sanction. In addition, in the event that a Participant shall violate these Rules, the Procedures or any of its agreements with the Corporation, the Corporation may require such cash or other deposit by a Participant to the Participants Fund or otherwise as shall be necessary or appropriate to protect the Corporation, other Participants or Pledgees, in the circumstances.

In the event that a Participant shall fail to settle, the Corporation is authorized by these Rules and the Procedures to charge interest to that Participant and/or other Participants in substantially the same amounts as the Corporation shall have paid by reason of such event; the charge of such interest shall not be considered a disciplinary sanction subject to this Rule or Rule 22.

When the Corporation proposes to impose a sanction it shall send the Participant or Pledgee a written statement describing the reason for the proposed sanction and notifying the Participant or Pledgee that it has an opportunity to respond pursuant to Rule 22. The sanction proposed may be imposed by the Chairman of the Board, the President or the Secretary unless, within five Business Days after notification of such proposed sanction, the Participant or Pledgee provides notice of its desire to contest the sanction, as provided in Rule 22. The right to contest a sanction before it is imposed pursuant to Rule 22 shall not apply to a case where the Corporation summarily suspends and closes the accounts of a Participant or Pledgee pursuant to the Exchange Act.

> *Note*: Section 17A(b)(5)(C) of the Exchange Act permits the Corporation summarily to suspend and close the Accounts of a Participant. That section also provides that a Participant so summarily suspended shall be promptly afforded an opportunity for hearing by the Corporation and that the appropriate regulatory agency for the Participant may stay any such summary suspension. Section 19 of the Exchange Act contains provisions relevant to a Participant's remedies in the event of its summary suspension.

RULE 22

RIGHT TO CONTEST DECISIONS

Section 1. A Participant or Pledgee, applicant to become a Participant or Pledgee or issuer of a Security, as the case may be (an "Interested Person"), shall have an opportunity to be heard on any decision of the Corporation:

(a) which proposes to deny the applicant's application to become a Participant or Pledgee;

(b) to cease to act for the Participant pursuant to Rule 10, 11 or 12;

(c) to summarily suspend and close the Accounts of the Participant or Pledgee pursuant to the Exchange Act;

(d) to terminate its agreement with the Pledgee, as provided in Section 3 of Rule 2;

(e) which proposes to impose a disciplinary sanction pursuant to Rule 21; or

(f) any determination of the Corporation that an Eligible Security shall cease to be such.

Section 2. An Interested Person may request an opportunity to be heard by filing with the Secretary of the Corporation, within the applicable time period specified by these Rules, a written request for a hearing setting forth (a) the action or proposed action of the Corporation with respect to which the hearing is requested, and (b) the name of the Interested Person and its representative who may be contacted with respect to the hearing. Within seven Business Days after the Interested Person files such written request with the Corporation, or three Business Days in the case of summary action taken against the Interested Person pursuant to the Exchange Act, the Interested Person shall submit to the Corporation a clear and concise written statement setting forth with particularity the action or proposed action of the Corporation with respect to which the hearing is requested, the basis for objection to such action and whether the Interested Person chooses to be represented by counsel at the hearing. If the written statement contests the Corporation's determination that the Interested Person has violated a Rule or a Procedure, the statement must specifically admit or deny each violation alleged and detail the reasons why the Rules or the Procedures alleged to have been violated are being contested. Any alleged violation not specifically denied shall constitute an admission to that violation. The Corporation may reject the statement if it fails to set forth a prima facie basis for contesting the violation.

The failure of the Interested Person to file the written request referred to above within the time period required by these Rules and/or the failure of the Interested Person to submit the written statement referred to above within the time period specified above shall constitute a waiver by the Interested Person of its right to a hearing. The Corporation shall notify the

Interested Person in writing of the date, place and hour of the hearing at least five Business Days prior to the hearing.

Section 3. If an Interested Person desires to dispute a fine imposed by the Corporation and complies with the requirements described above regarding filing a written request for a hearing and a written statement, the Corporation shall automatically conduct a review of the disputed fine. The Corporation may examine the written statement submitted by the Interested Person and/or arrange a meeting with the Interested Person to discuss the disputed fine. If the Corporation determines to waive the fine, it shall inform the Board of Directors (or an authorized Committee thereof) of its determination and its reasons thereof. The Board of Directors or Committee, as applicable, may, in its discretion, determine to reinstate any fine waived by the Corporation. If the Corporation determines not to waive the fine as a result of the review process, the Interested Person shall be entitled to a hearing pursuant to this Rule. The Corporation shall advise the Interested Person of the result of the review process.

Section 4. A hearing requested in connection with a violation of the Rules or the Procedures of the Corporation for which a fine may be assessed against the Interested Person in an amount not to exceed $5,000 (a "Minor Rule Violation"), shall be held before a panel of three officers of the Corporation (a "Minor Violation Panel"). The members of the Minor Violation Panel shall select one of their numbers to be the chairman, and the chairman shall be the person in charge of the conduct of the hearing. At the hearing, an officer of the Corporation shall present the case against the Interested Person. The Interested Person shall have an opportunity to be heard and may be represented by counsel. A record shall be kept of the hearing and the costs associated with the hearing may, in the discretion of the Corporation, be charged in whole or in part to the Interested Person if the decision is adverse to the Interested Person. The Minor Violation Panel shall provide the Interested Person with a written statement of its decision no later than ten business days after the conclusion of the hearing. If the decision of the Minor Violation Panel is adverse to the Interested Person, the Interested Person may request a further hearing under Section 5 of this Rule by filing a written request with the Secretary of the Corporation within five business days of receipt of such written statement. The Corporation shall notify the Interested Person of the date, time and place of the hearing at least five business days prior to the hearing. The failure of the Interested Person to submit the written request within the required time period shall be deemed an election to waive the right to any further hearing.

A Minor Rule Violation as defined in this Rule shall be deemed a minor rule violation within the meaning of Rule 19d-1(c)(2) under the Securities Exchange Act of 1934, as amended (the "Act"), and this Rule shall be deemed a "plan" within the meaning thereof.

Section 5. A hearing requested in connection with any matter which is not deemed a "Minor Rule Violation" as defined in Section 4 of this Rule, and any hearing requested in connection with an appeal of the decision of the Minor Rule Violation Panel, shall be before three members of a panel (a "Panel") selected by the Chairman of the Board from a pool (a "Pool") of Persons employed by or partners of Participants. Persons shall be appointed members of the Pool by the Board of Directors or the Chairman of the Board.

Notwithstanding the above, the Panel shall not include any Person who had responsibility for the action or proposed action of the Corporation as to which the hearing relates.

At the hearing, the Interested Person shall be afforded an opportunity to be heard and may be represented by counsel if the Interested Person has so elected pursuant to Section 2 of this Rule. A record shall be kept of any hearing held pursuant to this Rule, and the cost associated with the hearing may, in the discretion of the Panel, be charged in whole or in part to the Interested Person in the event that the decision at the hearing is adverse to the Interested Person.

The Panel shall advise the Interested Person of its decision in writing within ten Business Days after the conclusion of the hearing. If the decision of the Panel shall have been to deny the Interested Person's application to become a Participant or a Pledgee, or to terminate the eligibility of a Security for the services of the Corporation, a notice of decision setting forth the specific grounds upon which the decision is based shall be furnished to the Interested Person. If the decision of the Panel shall have been to impose a disciplinary sanction on the Interested Person in accordance with Rule 21 or to affirm any summary action previously taken against the Interested Person pursuant to the Exchange Act, the Interested Person shall be given a notice of decision setting forth (a) any act or practice in which the Interested Person has been found to have engaged, or which the Interested Person has been found to have omitted, (b) the specific provision(s) of these Rules or the Procedures or of the Participant's agreements with the Corporation which any such act or practice or omission to act has been deemed to violate and (c) the sanction imposed and the reasons therefore. A copy of the Panel's notice of decision shall also be furnished to the Chairman of the Board.

Decisions of the Panel are final, but the Board of Directors may in its discretion modify any sanction or reverse any decision of the Panel that is adverse to the Interested Person.

The reversal or modification at the hearing or subsequently by the Board of Directors, the SEC or any other Person of any action previously taken against the Interested Person pursuant to the Exchange Act shall not invalidate the acts of the Corporation or its officers, directors, employees or agents taken prior to such reversal or modification.

Section 7. Any action or proposed action of the Corporation as to which an Interested Person has the right request a hearing pursuant to this Rule, shall be deemed final (a) when the Interested Person stipulates to the taking of such action by the Corporation, at which time the Corporation shall furnish the Interested Person with a statement containing the information referred to in Section 5 of this Rule, or (b) upon the expiration of the applicable time period provided in these Rules for the filing of a written request or a written statement pursuant to Section 2 of this Rule, at which time any such proposed action of the Corporation shall become effective and at which time the Corporation shall furnish the Interested Person with a statement containing the information referred to in Section 5 of this Rule, or (c) if a hearing has been held pursuant to this Rule, when the Corporation gives notice to the Interested Person of the Panel's decision pursuant to Section 5 of this Rule.

RULE 23

BILLS RENDERED

The Corporation shall render bills to Participants in the manner specified in the Procedures for charges on account of services provided or fines imposed.

RULE 24

FORMS

In connection with any transactions or matters handled through, with or by the Corporation under or pursuant to these Rules or the Procedures, such forms of lists, notices and other documents shall be used as the Corporation may from time to time prescribe, and additions to, changes in and elimination of any such forms may be made by the Corporation at any time in its discretion.

RULE 25

BUSINESS DAYS

The Procedures shall specify the days on which the Corporation will be open for business. The Corporation shall not be required to be open for business on any day solely because it is a business day in one or more locations where Participants engage in business. Any deliveries to the Corporation, any deliveries which the Corporation is required to make and any transactions which the Corporation is instructed to effect on days on which the Corporation is not open for business shall be accepted, made or effected on the next day on which the Corporation is open for business. In the MMI Program, which provides for the Corporation to initiate Maturity, Reorganization, Income and Principal Presentments, the Corporation shall schedule such Presentments for a day on which the Corporation will be open for business as specified in the Procedures; provided, however, that in the event such a Presentment would nevertheless occur on a day on which the Corporation is not open for business, the Corporation shall initiate the Presentment on the next day on which the Corporation is open for business subject to such terms, conditions and other arrangements as the Corporation and affected Participants may make under the circumstances at the time.

RULE 26

FACSIMILE SIGNATURES

The Corporation may, at its option, in lieu of relying on an original signature, rely on a signature as if it were (and the signature shall be considered and have the same effect as) a valid and binding original signature in the following circumstances:

If such signature is transmitted, recorded or stored by any electronic, optical, or similar means (including but not limited to telecopy, imaging, xeroxing, electronic mail, electronic data interchange, telegram, or telex).

RULE 27

PROCEDURES

The Board of Directors shall, pursuant to these Rules, prescribe from time to time Procedures with respect to the business of the Corporation. The Board of Directors may by resolution delegate to the Chairman of the Board, or any other DTC officer referenced in such resolution, the power to prescribe Procedures. Each Participant and the Corporation shall be bound by such Procedures and any amendment thereto in the same manner as it is bound by the provisions of the By-Laws and these Rules. Participants and Pledgees shall be given ten Business Days notice of any amendment of the Procedures, service guides, and regulations.

RULE 28

DELEGATION

Where action by the Board of Directors is required by these Rules, the Corporation may act, to the full extent permitted by law, by the Chairman of the Board, the President or any Managing Director or Vice President or by such other Person or Persons, whether or not employed by the Corporation, as may be designated by the Board of Directors from time to time.

RULE 29

CAPTIONS

Captions to these Rules are for information and guidance only, are not a part of these Rules and are to be given no consideration in applying or construing these Rules.

RULE 30

CANADIAN-LINK SERVICE

For convenience of reference, set forth below are terms defined in this Rule 30 and the Section in which such terms are defined:

Defined Term	Section
CAD Funds	1(h)(3)
Canadian-Link CAD Money Settlement	1(a)(15)
Canadian-Link CAD Net Debit Cap	8(a)
Canadian-Link CAD Net Settlement Credit	12(b)
Canadian-Link CAD Net Settlement Debit	12(b)
Canadian-Link Funds Transactions	1(h)(8)
Canadian-Link Interface	5(a)
Canadian-Link Net Debit Cap	8(a)
Canadian-Link Net Settlement Credit	12(b)
Canadian-Link Net Settlement Debit	12(b)
Canadian-Link Participants	1(h)(1)
Canadian-Link Participants Fund Cash	6(c)
Canadian-Link Required Participants Fund Deposit	6(a)
Canadian-Link Securities	1(h)(14)
Canadian-Link Securities Transactions	1(h)(7)
Canadian-Link Service	1(a)
Canadian-Link Transactions	1(h)(11)
Canadian-Link USD Net Debit Cap	8(a)
Canadian-Link USD Net Settlement Credit	12(b)
Canadian-Link USD Net Settlement Debit	12(b)
CDS	1(a)
CDS Business Day	11(a)
CDS Documents	2(a)
CDS Participants	1(h)(2)
CDS Payment Exchange	13(a)
CDS Settlement Recap	12(a)
CDS Settlement Recap Time	12(a)
Collateral Monitor Conversion Rate	16(b)
Cross-Border CAD Funds Transactions	1(a)(4)
Cross-Border CAD Securities Transactions	1(a)(1)
Cross-Border Net Additions	7(b)
Cross-Border Securities	1(h)(12)
Cross-Border Securities Transactions	1(h)(6)
Cross-Border USD Securities Transactions	1(a)(2)
Cross-Border Transactions	1(h)(9)
DTC Business Day	11(a)
DTC Canadian Settlement Bank	13(a)
DTC Omnibus Account	5(a)
DTC Omnibus Account CAD Net Debit Cap	8(a)
DTC Omnibus Account CAD Net Settlement Credit	12(a)

DTC Omnibus Account CAD Net Settlement Debit	12(a)
DTC Omnibus Account Net Debit Cap	8(a)
DTC Omnibus Account Net Settlement Credit	12(a)
DTC Omnibus Account Net Settlement Debit	12(a)
DTC Omnibus Account USD Net Debit Cap	8(a)
DTC Omnibus Account USD Net Settlement Credit	12(a)
DTC Omnibus Account USD Net Settlement Debit	12(a)
DTC Settlement Payment Deadline	13(b)
DTC Settlement Recap	12(b)
DTC Settlement Recap Time	12(b)
Full-Service Canadian-Link Security	4(a)
Funds	1(h)(5)
Intra-DTC CAD Funds Transactions	1(a)(5)
Intra-DTC CAD Securities Transactions	1(a)(3)
Intra-DTC Securities	1(h)(13)
Intra-DTC Transactions	1(h)(10)
Limited-Service Canadian-Link Security	4(a)
Participant Canadian Settlement Bank	13(d)
Payment Default Conversion Rate	16(c)
Payment Default Exchange Rate	16(a)
Rules and Procedures of CDS	2(a)
USD Funds	1(h)(4)

Section 1. Overview of Canadian-Link Service.

In General

(a) Through a link between the Corporation and CDS Clearing and Depository Services Inc. ("CDS"), the Corporation provides a service (the "Canadian-Link Service") for:

(1) the settlement of valued transactions (A) in Securities that are Eligible Securities (as described in Section 1 of Rule 5) and Securities that are not Eligible Securities (B) in Canadian dollars (C) between Participants of the Corporation and participants of CDS ("Cross-Border CAD Securities Transactions");

(2) the settlement of valued transactions in (A) Securities that are not Eligible Securities (B) in US dollars (C) between Participants of the Corporation and participants of CDS ("Cross-Border USD Securities Transactions");

(3) the settlement of valued transactions (A) in Securities that are Eligible Securities (B) in Canadian dollars (C) between Participants of the Corporation and other Participants of the Corporation ("Intra-DTC CAD Securities Transactions");

(4) the transfer of Canadian dollars between Participants of the Corporation and participants of CDS ("Cross-Border CAD Funds Transactions"); and

(5) the transfer of Canadian dollars between Participants of the Corporation and other Participants of the Corporation ("Intra-DTC CAD Funds Transactions").

(b) The Corporation provides the Canadian-Link Service as a securities intermediary for its Participants. All transactions in securities and transfers of funds are subject to the Rules and Procedures of the Corporation, including this Rule 30 and the Procedures adopted hereunder. In the event of a conflict between the provisions of this Rule 30 and the Procedures adopted hereunder and the provisions of any other Rules and Procedures of the Corporation, the provisions of this Rule 30 and the Procedures adopted hereunder shall prevail. The Canadian-Link Service shall constitute a Program for purposes of the Rules and Procedures of the Corporation.

Specific Transactions

(c) For the settlement of a Cross-Border CAD Securities Transaction between a Participant of the Corporation and a participant of CDS:

(1) where a Participant of the Corporation is the seller of the Securities, (A) the Securities are debited from the account of the seller at the Corporation, credited to the account of the Corporation at CDS and delivered against payment to the purchaser through the facilities of CDS, (B) money settlement between the Corporation and CDS is included in the Canadian dollar settlement of transactions processed through the facilities of CDS and (C) money settlement between the Corporation and the seller takes place between Canadian settlement banks acting for the Corporation and the Seller; and

(2) where a Participant of the Corporation is the purchaser of the Securities, (A) the Securities are delivered against payment to the Corporation through the facilities of CDS, debited from the account of the Corporation at CDS and credited to the account of the purchaser at the Corporation, (B) money settlement between the Corporation and CDS is included in the Canadian dollar settlement of transactions processed through the facilities of CDS and (C) money settlement between the Corporation and the purchaser takes place between Canadian settlement banks acting for the Corporation and the purchaser.

(d) For the settlement of a Cross-Border USD Securities Transaction between a Participant of the Corporation and a participant of CDS:

(1) where a Participant of the Corporation is the seller of the Securities, (A) the Securities are debited from the account of the seller at the Corporation, credited to the account the Corporation at CDS and delivered against payment to the purchaser through the facilities of CDS, (B) money settlement between the Corporation and CDS is included in the US dollar settlement of transactions processed through the facilities of the Corporation and (C) money settlement between the Corporation and the seller is also included in the US dollar settlement of transactions processed through the facilities of the Corporation; and

(2) where a Participant of the Corporation is the purchaser of the Securities, (A) the Securities are delivered against payment to the Corporation through the facilities of CDS, debited from the account of the Corporation at CDS and credited to the account of the purchaser at the Corporation, (B) money settlement between the Corporation and CDS is included in the US dollar settlement of transactions processed through the facilities of the Corporation and (C) money settlement between the Corporation and the purchaser is also included in the US dollar settlement of transactions processed through the facilities of the Corporation.

(e) For the settlement of an Intra-DTC CAD Securities Transaction between a Participant of the Corporation and another Participant of the Corporation:

(1) the Securities are debited from the account of the seller at the Corporation and credited to the account of the purchaser at the Corporation;

(2) money settlement between the Corporation and the seller takes place between Canadian settlement banks acting for the Corporation and the seller; and

(3) money settlement between the Corporation and the purchaser also takes place between Canadian settlement banks acting for the Corporation and the purchaser.

(f) A Cross-Border CAD Funds Transaction between a Participant of the Corporation and a participant of CDS is processed through the facilities of CDS.

(g) An Intra-DTC CAD Funds Transaction between a Participant of the Corporation and another Participant of Corporation is processed though Canadian settlement banks acting for the Corporation and such Participants.

Certain Definitions

(h) For purposes of this Rule 30:

(1) Participants of the Corporation that use the Canadian-Link Service are referred to as "Canadian-Link Participants";

(2) participants of CDS (other than the Corporation) are referred to as "CDS Participants";

(3) funds denominated in Canadian dollars are referred to as "CAD Funds";

(4) funds denominated in US dollars are referred to as "USD Funds";

(5) CAD Funds and USD Funds are referred to, individually or collectively as the context may require, as "Funds";

(6) Cross-Border CAD Securities Transactions and Cross-Border USD Securities Transactions are referred to, individually or collectively as the context may require, as "Cross-Border Securities Transactions";

(7) Cross-Border CAD Securities Transactions, Cross-Border USD Securities Transactions and Intra-DTC CAD Securities Transactions are referred to, individually or collectively as the context may require, as "Canadian-Link Securities Transactions";

(8) Cross-Border CAD Funds Transactions and Intra-DTC CAD Funds Transactions are referred to, individually or collectively as the context may require, as "Canadian-Link Funds Transactions";

(9) Cross-Border CAD Securities Transactions, Cross-Border USD Securities Transactions and Cross-Border CAD Funds Transactions are referred to, individually or collectively as the context may require, as "Cross-Border Transactions";

(10) Intra-DTC CAD Securities Transactions and Intra-DTC CAD Funds Transactions are referred to, individually or collectively as the context may require, as "Intra-DTC Transactions";

(11) Cross-Border Transactions and Intra-DTC Transactions are referred to, individually or collectively as the context may require, as "Canadian-Link Transactions";

(12) Securities that are the subject of Cross-Border CAD Securities Transactions or Cross-Border USD Securities Transactions are referred to, individually or collectively as the context may require, as "Cross-Border Securities";

(13) Securities that are the subject of Intra-DTC CAD Securities Transactions are referred to, individually or collectively as the context may require, as "Intra-DTC Securities";

(14) Cross-Border Securities and Intra-DTC Securities are referred to, individually or collectively as the context may require, as "Canadian-Link Securities"; and

(15) the money settlement of Canadian-Link Transactions in CAD Funds between the Corporation and Canadian-Link Participants is referred to as "Canadian-Link CAD Money Settlement".

Section 2. CDS Documents.

(a) The Corporation has entered into various agreements with CDS, and as a participant of CDS has undertaken to abide by the rules, procedures and user guides of CDS (the "Rules and Procedures of CDS"). Such agreements and the Rules and Procedures of CDS, as the same may be amended or supplemented from time to time, are collectively referred to as the "CDS Documents". Notwithstanding anything else contained in this Rule 30 or otherwise in the Rules and Procedures of the Corporation, the Corporation shall offer the Canadian-Link Service only for so long as the Corporation continues to be a participant of CDS and there have been no changes in the CDS Documents, or actions taken by CDS, which would, in the judgment of the Corporation, prevent or impair the ability of the Corporation to offer the Canadian-Link Service or make it impractical or onerous for the Corporation to do so.

(b) Each Canadian-Link Participant shall observe and comply with the CDS Documents applicable to the Canadian-Link Service as if such Canadian-Link Participant were a CDS Participant and a direct party to the CDS Documents. Each Canadian-Link Participant acknowledges that the CDS Documents may include grants of security interests in and liens on Cross-Border Securities and CAD Funds in which such Canadian-Link Participant may have an interest, and that certain risk management controls, failure to settle procedures, loss allocation rules and other terms and conditions of the CDS Documents may also affect such interest. Each Canadian-Link Participant further acknowledges that, pursuant to the CDS Documents, the Corporation must observe and comply with the CDS Documents applicable to the Canadian-Link Service and that, in the event of a conflict between provisions of the CDS Documents and provisions of the Rules and Procedures of the Corporation, the provisions of the CDS Documents shall prevail. Accordingly, in no case shall the performance of the obligations of the Corporation to CDS and CDS Participants under the CDS Documents be deemed to constitute a default in the performance of the obligations of the Corporation to any Canadian-Link Participants under the Rules and Procedures of the Corporation.

(c) The Corporation shall make copies of all CDS Documents available to Canadian-Link Participants.

Section 3. Participants Eligible for Canadian-Link Service.

(a) All Participants of the Corporation shall be eligible to become Canadian-Link Participants and use the Canadian-Link Service; provided, however, that all Canadian-Link Participants shall be subject to (i) the Rules and Procedures of the Corporation, including this Rule 30 and the Procedures adopted hereunder, (ii) the CDS Documents, (iii) the actions of the Corporation as a participant of CDS in providing the Canadian-Link Service to Canadian-Link Participants and (iv) any other or further requirements for the use of the Canadian-Link Service adopted by the Corporation and set forth in the Procedures.

(b) Each Canadian-Link Participant shall enter into such agreements, execute such documents and instruments and provide such information as the Corporation may require in connection with its use of the Canadian-Link Service.

(c) The Corporation shall maintain a list of all Canadian-Link Participants, and the Corporation may, from time to time, add Participants to or delete Participants from such list in accordance with this Section 3.

Section 4. Securities Eligible for the Canadian-Link Service.

(a) The Corporation shall designate and set forth in the Procedures the criteria for a Security to be a Canadian-Link Security and whether a Canadian-Link Security shall be eligible for all purposes of the Canadian-Link Service (a "Full-Service Canadian-Link Security") or whether a Canadian-Link Security shall be eligible for only certain purposes of the Canadian-Link Service (a "Limited-Service Canadian-Link Security"). The Corporation shall determine, in its sole and absolute discretion, whether a Security shall be a Canadian-Link Security and, if so, whether it shall be a Full-Service Canadian-Link Security or a Limited-Service Canadian-Link Security. The Corporation shall further determine, in its sole and absolute discretion, what limitations shall apply to the custody and processing of a Canadian-Link Security that is a Limited-Service Canadian-Link Security. A Security that is an Eligible Security may or may not be a Canadian-Link Security and may or may not be the subject of Cross-Border CAD Securities Transactions, Cross-Border USD Securities Transactions and/or Intra-DTC Securities Transactions. A Security that is not an Eligible Security may be a Limited-Service Canadian-Link Security but it may not be a Full-Service Canadian-Link Security and may not be the subject of Intra-DTC CAD Securities Transactions. In no case may a Security be a Canadian-Link Security if the issuer is on an OFAC list of specially designated nationals and blocked persons or is incorporated in a jurisdiction on an OFAC list of sanctioned countries. The Corporation may determine, in its sole and absolute discretion, (i) that a Security is no longer a Full-Service Canadian-Link Security but may be a Limited-Service Canadian-Link Security, (ii) that a Security which is a Limited-Service Canadian-Link Security may become a Full-Service Canadian-Link Security or (iii) that a Security is no longer a Canadian-Link Security.

(b) For purposes of this Rule 30, all references to a Canadian-Link Security shall mean a Full-Service Canadian-Link Security unless otherwise specified.

(c) The Corporation shall maintain a list of all Full-Service Canadian-Link Securities and all Limited-Service Canadian-Link Securities, and the Corporation may, from time to time, add Securities to or delete Securities from such list in accordance with this Section 4.

Section 5. Canadian-Link Interface and DTC Omnibus Account .

(a) The Corporation maintains certain accounts for CDS and CDS maintains certain accounts for the Corporation pursuant to which positions in Cross-Border Securities may be moved from the Corporation to CDS and from CDS to the Corporation by electronic book-entry in accordance with the Rules and Procedures of the Corporation and the Rules and Procedures of CDS (such accounts collectively, the "Canadian-Link Interface"). CDS also maintains for the Corporation, as a participant of CDS, one or more ledgers, each consisting of a series of accounts, including a securities account (to record Cross-Border Securities held by CDS for the Corporation and Cross-Border Securities to be delivered by the Corporation to CDS) and a funds account denominated in Canadian dollars (to record the net amount of CAD Funds owing from time to time intra-day between CDS and the Corporation) or US dollars (to record the net amount

of USD Funds owing from time to time intra-day between CDS and the Corporation). Such ledgers and the accounts included in such ledgers are collectively referred to as the "DTC Omnibus Account".

(b) The Corporation shall make the DTC Omnibus Account available for the purpose of processing Cross-Border Transactions between Canadian-Link Participants and CDS Participants. The Corporation shall act on behalf of Canadian-Link Participants and in accordance with their instructions but shall at all times maintain control over the Cross-Border Securities and Funds credited to the DTC Omnibus Account.

(c) Cross-Border Securities credited to the DTC Omnibus Account are held by CDS as a securities intermediary for the Corporation. The interest of a Canadian-Link Participant in such Cross-Border Securities credited to the DTC Omnibus Account (i) can be no greater than the interest of the Corporation in such Cross-Border Securities and (ii) is subject to all of the obligations of the Corporation and rights of CDS and CDS Participants in respect of such Cross-Border Securities under the CDS Documents.

(d) The Canadian-Link Interface and the DTC Omnibus Account are not Accounts (as defined in Section 1 of Rule 1), except for the limited purpose specified in Section 9(b) of this Rule 30.

Section 6. Canadian-Link Required Participants Fund Deposit .

(a) Each Canadian-Link Participant shall be required to deposit to the Participants Fund (as described in Section 1 of Rule 4) an amount of USD Funds in addition to the amount of USD Funds specified in Section 1(a)(i) of Rule 4 (a "Canadian-Link Required Participants Fund Deposit"). The Canadian-Link Required Participants Fund Deposit shall be in cash. The Canadian-Link Required Participants Fund Deposit of each Canadian-Link Participant shall be determined by a formula (taking into account the volume of transactions of each Canadian-Link Participant) that shall be fixed by the Corporation and set forth in the Procedures. The Corporation may, from time to time, change the formula for determining the Canadian-Link Required Participants Fund Deposits of Canadian-Link Participants; provided, however, that notice of such change shall be given to each Canadian-Link Participant at least ten Business Days in advance of the effective date thereof.

(b) For all purposes under the Rules and Procedures of the Corporation, the Canadian-Link Required Participants Fund Deposit of a Participant that is a Canadian-Link Participant shall be deemed to be a part of the Required Participants Fund Deposit of such Participant and all references to the Required Participants Fund Deposit of a Participant shall be deemed to include the Canadian-Link Required Participants Fund Deposit of a Participant that is a Canadian-Link Participant.

(c) That portion of the cash in the Participants Fund equal to the aggregate amount of the Canadian-Link Required Participants Fund Deposits of all Canadian-Link Participants ("Canadian-Link Participants Fund Cash") may be partially or wholly invested by the Corporation, in its sole discretion for its account, either (i) in the manner provided in Section 1(g) of Rule 4 or (ii) in securities issued or guaranteed as to principal and interest by the

Government of Canada or repurchase agreements relating to securities issued or guaranteed as to principal and interest by the Government of Canada and to the extent not so invested shall be deposited by the Corporation in its name in a depository or depositories selected by the Corporation. Any securities, repurchase agreements or deposits in which Canadian-Link Participants Fund Cash is invested may be sold by the Corporation or Pledged (as defined in Section 1 of Rule 4(A)) as security for loans made to the Corporation, as provided in Rule 4(A). The Corporation shall pay interest to a Canadian-Link Participant on its Canadian-Link Required Participants Fund Deposit at the rate the Corporation earns on its investment of Canadian-Link Participants Fund Cash or as specified in the Procedures.

Section 7. Security for Canadian-Link Transactions .

(a) To secure the obligations of a Canadian-Link Participant to the Corporation in respect of its Canadian-Link Transactions and use of the Canadian-Link Service, the Corporation shall have all of the rights and powers and all of the security interests in and liens on Cash, Net Additions and Preferred Stock set forth in Rule 4(A) and the other Rules and Procedures of the Corporation.

(b) In addition, in the manner and for the purposes set forth in this Rule 30 and the Procedures adopted hereunder, the Corporation shall hold the entire interest in, and shall have the authority of a holder of securities to act, in its sole discretion, with respect to any Cross-Border Securities credited to the DTC Omnibus Account ("Cross-Border Net Additions"), to issue or transfer the entire interest in such Securities, including the authority to sell, Pledge or otherwise dispose of such Securities. In furtherance of the rights of the Corporation pursuant to this Rule 30 and the Procedures adopted hereunder and for the purpose of securing loans made to the Corporation, subject only to such terms and conditions as may be provided in the Rules and Procedures of the Corporation, the Corporation shall have full power and authority to Pledge any or all Cross-Border Net Additions. Such loans shall be on terms and conditions deemed necessary or advisable by the Corporation (including collateralization thereof), in its sole discretion, and may be in amounts greater, and extend for periods of time longer, than the obligations, if any, of any Canadian-Link Participant to the Corporation secured by the Pledge (by book entry or otherwise) of such property. No Canadian-Link Participant shall have any right, claim or action against any secured Lender (as defined in Section 1 of Rule 1) or any collateral agent of such secured Lender, for the return or otherwise in respect, of any such collateral Pledged by the Corporation to such secured Lender, or its collateral agent, so long as any loans made by such secured Lender to the Corporation or other obligations, secured by such collateral, are unpaid and outstanding.

Section 8. Canadian-Link Net Debit Caps of Canadian-Link Participants.

(a) Pursuant to the Rules and Procedures of CDS, a limit is established by CDS (i) on the negative CAD Funds balance that may, from time to time, be incurred in the DTC Omnibus Account in respect of Cross-Border Transactions processed for the Corporation through the facilities of CDS in CAD Funds (the "DTC Omnibus Account CAD Net Debit Cap") and (ii) on the negative USD Funds balance that may, from time to time, be incurred in the DTC Omnibus Account in respect of Cross-Border Transactions processed for the Corporation through the facilities of CDS in USD Funds (the "DTC Omnibus Account USD Net Debit Cap"). The DTC Omnibus Account CAD Net Debit Cap and DTC Omnibus Account USD Net Debit Cap are

referred to, individually or collectively as the context may require, as the "DTC Omnibus Account Net Debit Cap". A limit shall be established by the Corporation (i) on the negative CAD Funds balance that may, from time to time, be incurred by a Canadian-Link Participant in respect of Canadian-Link Transactions processed for such Participant through the Canadian-Link Service in CAD Funds (each a "Canadian-Link CAD Net Debit Cap") and (ii) on the negative USD Funds balance that may, from time to time, be incurred by a Canadian-Link Participant in respect to Canadian-Link Transactions processed for such Participant through the Canadian-Link Service in USD Funds (each, a "Canadian-Link USD Net Debit Cap"). The Canadian-Link CAD Net Debit Cap and Canadian-Link USD Net Debit Cap are referred to, individually or collectively as the context may require, as the "Canadian-Link Net Debit Cap". The Canadian-Link Net Debit Cap of each Canadian-Link Participant shall be determined by a formula (taking into account the volume of Canadian-Link Transactions of each Canadian-Link Participant) that shall be fixed by the Corporation and set forth in the Procedures.

(b) Canadian-Link Transactions processed through the Canadian-Link Service for a Canadian-Link Participant shall be subject to its Canadian-Link Net Debit Cap, and not its Net Debit Cap (as defined in Section 1 of Rule 1) for other Deliveries, Pledges, Releases and Withdrawals of Securities processed by the Corporation for such Participant.

(c) The Corporation shall not comply with any instruction from a Canadian-Link Participant in respect of any Canadian-Link Transaction that would cause the Corporation to exceed its DTC Omnibus Account Net Debit Cap or cause such Canadian-Link Participant to exceed its Canadian-Link Net Debit Cap but rather shall pend such Canadian-Link Transaction (subject to the Rules and Procedures of the Corporation) until such Canadian-Link Transaction may be processed without causing the Corporation to exceed its DTC Omnibus Account Net Debit Cap or causing such Canadian-Link Participant to exceed its Canadian-Link Net Debit Cap.

Section 9. Collateral Monitor of Canadian-Link Participants.

(a) For the purpose of calculating the Collateral Monitor (as defined in Section 1 of Rule 1) of a Participant that is a Canadian-Link Participant on any day that is a CDS Business Day:

(1) There shall be added to the Net Credit Balance (as defined in Section 1 of Rule 1), if any, of such Participant an amount of USD Funds equal to the amount, if any, by which the aggregate amount of Funds payable by the Corporation to such Participant in respect of its Canadian-Link Transactions exceeds the aggregate amount of Funds payable by such Participant to the Corporation in respect of such Canadian-Link Transactions.

(2) There shall be added to the Net Debit Balance (as defined in Section 1 of Rule 1), if any, of such Participant an amount of USD Funds equal to the amount, if any, by which the aggregate amount of Funds payable by such Participant to the Corporation in respect of its Canadian-Link Transactions exceeds the aggregate amount of Funds payable by the Corporation to such Participant in respect of such Canadian-Link Transactions.

(3) There shall be deducted from the aggregate Collateral Value of the Collateral (as each is defined in Section 1 of Rule 1) of such Participant an amount of USD Funds equal

to the aggregate Collateral Value of (i) Cross-Border Securities delivered by such Participant to CDS Participants and (ii) Intra-DTC Securities delivered by such Participant to other Canadian-Link Participants.

(4) Collateral Value in USD Funds shall be given to Intra-DTC Securities received by such Participant from other Canadian-Link Participants but no Collateral Value shall be given to any Cross-Border Securities received by such Participant from CDS Participants (unless and until such Securities are credited to an Account of such Participant).

(b) Canadian-Link Transactions processed for a Canadian-Link Participant through the Canadian-Link Service, and other Deliveries, Pledges, Releases and Withdrawals of Securities processed by the Corporation for such Participant, shall be subject to the Collateral Monitor (as adjusted above) and, for the purpose of determining whether the conditions set forth in Section 1 of Rule 9(B) have been satisfied, Canadian-Link Securities held in the DTC Omnibus Account for a Canadian-Link Participant shall be deemed to be held in an Account in the Account Family (as defined in Section 1 of Rule 1) of such Participant.

Section 10. Processing Canadian-Link Transactions.

(a) A Canadian-Link Participant may give the Corporation an instruction to clear and settle a Canadian-Link Securities Transaction or effect a Canadian-Link Funds Transaction, as follows:

(1) In respect of a Cross-Border Transaction between a Canadian-Link Participant and a CDS Participant –

(A) An instruction from a Canadian-Link Participant to clear and settle a delivery of Cross-Border Securities to a CDS Participant shall constitute an instruction for the Corporation to (i) report or confirm (as appropriate) the details of such Cross-Border Securities Transaction to CDS for processing in accordance with the Rules and Procedures of CDS and (ii) transfer the Cross-Border Securities subject to such instruction, free of payment, from an Account of such Canadian-Link Participant through the Canadian-Link Interface to the DTC Omnibus Account on the settlement date (determined in accordance with the Rules and Procedures of CDS) for such delivery.

(B) An instruction from a Canadian-Link Participant to clear and settle a receipt of Cross-Border Securities from a CDS Participant shall constitute an instruction for the Corporation to (i) report or confirm (as appropriate) the details of such Cross-Border Securities Transaction to CDS for processing in accordance with the Rules and Procedures of CDS and (ii) transfer such Cross-Border Securities, free of payment, at the end of the CDS Business Day on which they are credited to the DTC Omnibus Account by CDS, from the DTC Omnibus Account through the Canadian-Link Interface to an Account of such Canadian-Link Participant.

(C) An instruction from a Canadian-Link Participant with respect to a payment of

CAD Funds to a CDS Participant without any corresponding receipt of Cross-Border Securities shall constitute an instruction for the Corporation to report or confirm (as appropriate) the details of such Cross-Border CAD Funds Transaction to CDS for processing in accordance with the Rules and Procedures of CDS.

(D) An instruction from a Canadian-Link Participant with respect to a receipt of CAD Funds from a CDS Participant without any corresponding delivery of Cross-Border Securities shall constitute an instruction for the Corporation to report or confirm (as appropriate) the details of such Cross-Border CAD Funds transaction to CDS for processing in accordance with the Rules and Procedures of CDS.

(2) In respect of an Intra-DTC Transaction between a Canadian-Link Participant and another Canadian-Link Participant –

(A) An instruction from a Canadian-Link Participant to clear and settle a delivery of Intra-DTC Securities to another Canadian-Link Participant shall constitute an instruction for the Corporation to (i) match the details of such Intra-DTC CAD Securities Transaction and, if such details match, (ii) debit such Intra-DTC Securities from an Account of the delivering Canadian-Link Participant and credit such Intra-DTC Securities to an Account of the receiving Canadian-Link Participant in accordance with the Rules and Procedures of the Corporation and (iii) credit the delivering Canadian-Link Participant and debit the receiving Canadian-Link Participant the CAD Funds contract price of such Canadian-Link Securities in Canadian-Link CAD Money Settlement.

(B) An instruction from a Canadian-Link Participant to clear and settle a receipt of Intra-DTC Securities from another Canadian-Link Participant shall constitute an instruction for the Corporation to (i) match the details of such Intra-DTC Securities Transaction and, if such details match, (ii) credit such Intra-DTC Securities to an Account of the receiving Canadian-Link Participant and debit such Canadian-Link Securities from an Account of the delivering Canadian-Link Participant and (iii) debit the receiving Canadian-Link Participant and credit the delivering Canadian-Link Participant the CAD Funds contract price of such Intra-DTC Securities in Canadian-Link CAD Money Settlement.

(C) An instruction from a Canadian-Link Participant with respect to a payment of CAD Funds to another Canadian-Link Participant without any corresponding receipt of Intra-DTC Securities shall constitute an instruction for the Corporation to (i) match the details of such Intra-DTC CAD Funds Transaction and, if such details match, (ii) debit the paying Canadian-Link Participant and credit the receiving Canadian-Link Participant the appropriate amount of CAD Funds in Canadian-Link CAD Money Settlement.

(D) An instruction from a Canadian-Link Participant with respect to a receipt of CAD Funds from another Canadian-Link Participant without any corresponding delivery of Intra-DTC Securities shall constitute an instruction for the Corporation to (i) match the details of such Intra-DTC CAD Funds Transaction and, if such details match, (ii) credit the receiving Canadian-Link Participant and debit the paying Canadian-Link Participant the appropriate amount of CAD Funds in Canadian-Link CAD Money Settlement.

(b) A Canadian-Link Participant that gives the Corporation an instruction represents and warrants to the Corporation that it has the full right, power and authority to give such instruction.

(c) A Cross-Border Transaction between a Canadian-Link Participant and a CDS Participant is processed in accordance with the Rules and Procedures of CDS. All trades settled through the facilities of CDS are settled on a delivery against payment basis. Trades settled through the facilities of CDS may be settled with pre-settlement netting on a continuous net settlement basis or without pre-settlement netting on a trade for trade basis. All Cross-Border Securities Transactions settled through the facilities of CDS shall be settled on a trade for trade basis.

(d) In no case shall a Canadian-Link Participant give instructions to or otherwise communicate with CDS directly. Likewise, all Cross-Border Securities that are delivered to or withdrawn from CDS in connection with the clearance and settlement of Cross-Border Securities Transactions are delivered to or withdrawn from CDS by the Corporation. In no case shall a Canadian-Link Participant deliver Cross-Border Securities to or withdraw Cross-Border Securities from CDS directly. The Corporation shall have no responsibility for any direct communications between Canadian-Link Participants and CDS or for the consequences of any such direct communications.

(e) The Corporation shall provide to Canadian-Link Participants all reports, notices, documents and other information received from CDS with respect to their Cross-Border Transactions. The Corporation shall provide such reports, notices, documents and other information to Canadian-Link Participants in the same form and medium in which it is received from CDS or in any other form or medium used for communications between the Corporation and Participants of the Corporation. The Corporation may review all such reports, notices, documents and other information received from CDS in respect of the Cross-Border Transactions of Canadian-Link Participants but such Canadian-Link Participants shall have the sole responsibility for confirming the accuracy and completeness of such reports, notices, documents and other information and informing the Corporation of any errors or omissions.

Section 11. CDS Business Days.

(a) The Canadian-Link Service shall be available for processing Canadian-Link Transactions on every day that CDS is open for business (a "CDS Business Day") whether or not such day is also a Business Day (as defined in Section 1 of Rule 1) for the Corporation (a "DTC Business Day").

(b) On any day that is a CDS Business Day but not a DTC Business Day, the only Canadian-Link Securities that may be processed through the Canadian-Link Service shall be Canadian-Link Securities that were finally and effectively credited to an Account of the Canadian-Link Participant on the preceding DTC Business Day.

(c) There shall be present at the location of each Canadian-Link Participant on each CDS Business Day that is not also a DTC Business Day, during the hours that CDS is open for business and until, in the judgment of the Corporation, the obligations of such Canadian-Link Participant to the Corporation for such CDS Business Day have been satisfied, a Participant Representative (as defined in Section 1 of Rule 7), meeting all of the qualifications and having all of the powers and responsibilities of a Participant Representative set forth in Sections 1 through 4 of Rule 7.

(d) On every day that is a CDS Business Day, whether or not it is also a DTC Business Day, a Canadian-Link Participant shall ensure that it has the financial and operational ability to perform all of its obligations to the Corporation with respect to its use of the Canadian-Link Service.

Section 12. Settlement Recaps.

(a) On each CDS Business Day, by a time set forth in the Rules and Procedures of CDS, CDS calculates and provides to the Corporation a settlement recap (the "CDS Settlement Recap") with (i) the net amount of CAD Funds payable by CDS to the Corporation (a "DTC Omnibus Account CAD Net Settlement Credit") or by the Corporation to CDS (a "DTC Omnibus Account CAD Net Settlement Debit"), (ii) the net amount of USD Funds payable by CDS to the Corporation (a "DTC Omnibus Account USD Net Settlement Credit") or by the Corporation to CDS (a "DTC Omnibus Account USD Net Settlement Debit") and (iii) other information in respect of the Cross-Border Transactions processed by CDS for the Corporation on such CDS Business Day. The DTC Omnibus Account CAD Net Settlement Credit and DTC Omnibus Account USD Net Settlement Credit are referred to, individually or collectively as the context may require, as the "DTC Omnibus Account Net Settlement Credit". The DTC Omnibus Account CAD Net Settlement Debit and DTC Omnibus Account USD Net Settlement Debit are referred to, individually or collectively as the context may require, as the "DTC Omnibus Account Net Settlement Debit". The time when CDS provides such information to the Corporation is referred to as the "CDS Settlement Recap Time".

(b) On each CDS Business Day, by a time set forth in the Procedures of the Corporation, the Corporation shall calculate and provide to each Canadian-Link Participant a settlement recap (a "DTC Settlement Recap") with (i) the net amount of CAD Funds payable by the Corporation to such Canadian-Link Participant (a "Canadian-Link CAD Net Settlement Credit") or by such Canadian-Link Participant to the Corporation (a "Canadian-Link CAD Net Settlement Debit"), (ii) the net amount of USD Funds payable by the Corporation to such Canadian-Link Participant (a "Canadian-Link USD Net Settlement Credit") or by such Canadian-Link Participant to the Corporation (a "Canadian-Link USD Net Settlement Debit") and (iii) other information in respect of the Canadian-Link Transactions of such Canadian-Link Participant processed through the Canadian-Link Service on such CDS Business Day, including both Cross-Border Transactions with CDS Participants processed for such Participant through the DTC Omnibus

Account and Intra-DTC Transactions with other Canadian-Link Participants processed for such Participant through Accounts with the Corporation. The Canadian-Link CAD Net Settlement Credit and Canadian-Link USD Net Settlement Credit are referred to, individually or collectively as the context may require, as the "Canadian-Link Net Settlement Credit". The Canadian-Link CAD Net Settlement Debit and Canadian-Link USD Net Settlement Debit are referred to, individually or collectively as the context may require, as the "Canadian-Link Net Settlement Debit". The time when the Corporation provides such information to Canadian-Link Participants is referred to as the "DTC Settlement Recap Time". Because the Corporation must receive settlement recap information from CDS before the Corporation can provide settlement recap information to Canadian-Link Participants, the DTC Settlement Recap Time shall be later than the CDS Settlement Recap Time.

Section 13. Settlement Payments.

(a) On each CDS Business Day, during a period of time set forth in the Rules and Procedures of CDS, CDS is required to pay to the Corporation the amount of its DTC Omnibus Account CAD Net Settlement Credit, or the Corporation is required to pay to CDS the amount of its DTC Omnibus Account CAD Net Settlement Debit, as specified in the CDS Settlement Recap. Such period of time is referred to as "CDS Payment Exchange". All such payments to or by the Corporation are made to or by a Canadian bank acting on behalf of the Corporation (the "DTC Canadian Settlement Bank").

(b) On each CDS Business Day, by a time set forth in the Procedures of the Corporation, each Canadian-Link Participant with a Canadian-Link CAD Net Settlement Debit shall pay to the Corporation the amount of its Canadian-Link CAD Net Settlement Debit, as specified in the DTC Settlement Recap. The time when such payment must be made is referred to as the "DTC Settlement Payment Deadline". Because the Corporation must receive CAD Funds from Canadian-Link Participants with Canadian-Link CAD Net Settlement Debits before it can pay CAD Funds to CDS, the DTC Settlement Payment Deadline shall be earlier than the end of CDS Payment Exchange.

(c) On each CDS Business Day, as soon as possible after CDS Payment Exchange, DTC shall pay to each Canadian-Link Participant with a Canadian-Link CAD Net Settlement Credit the amount of its Canadian-Link CAD Net Settlement Credit; provided, however, that the amount of any Canadian-Link CAD Net Settlement Credit payable to a Canadian-Link Participant may be withheld and applied by the Corporation to satisfy (i) any obligation of such Participant to the Corporation or (ii) any obligation of the Corporation in respect of such Participant under any Clearing Agency Agreement (as defined in Section 1 of Rule 1).

(d) All payments of CAD Funds to or by a Canadian-Link Participant shall be made to or by a Canadian bank acting on behalf of such Canadian-Link Participant (a "Participant Canadian Settlement Bank"). Each Canadian-Link Participant shall be responsible for selecting a Participant Canadian Settlement Bank and for making arrangements with such Participant Canadian Settlement Bank to assure the timely payment of its Canadian-Link CAD Net Settlement Debits. A Participant Canadian Settlement Bank must have access to the Large Value Transfer System administered by the Canadian Payments Association, providing for the final and irrevocable settlement of money payments among members. A Canadian-Link Participant may

choose the DTC Canadian Settlement Bank as its Participant Canadian Settlement Bank.

(e) Except as provided in the Procedures, the Corporation shall not be obligated to complete Canadian-Link CAD Money Settlement or make payment of any Canadian-Link CAD Net Settlement Credits owing to Canadian-Link Participants unless and until the Corporation shall have received payment of all Canadian-Link CAD Net Settlement Debits due from Canadian-Link Participants and any DTC Omnibus Account CAD Net Settlement Credit due from CDS.

(f) All DTC Omnibus Account USD Net Settlement Credits and DTC Omnibus Account USD Net Settlement Debits between the Corporation and CDS, and all Canadian-Link USD Net Settlement Credits and Canadian-Link USD Net Settlement Debits between the Corporation and Canadian-Link Participants, in respect of Cross-Border USD Securities Transactions shall be included in the US dollar settlement of transactions processed through the facilities of the Corporation in accordance with these Rules and the Procedures of the Corporation.

Section 14. End of Day Sweep .

(a) At the end of each CDS Business Day, after completion of CDS Money Settlement and subject to the Rules and Procedures of CDS, all Cross-Border Securities credited to the DTC Omnibus Account shall be transferred, free of payment, from the DTC Omnibus Account through the Canadian-Link Interface to the Accounts of the Canadian-Link Participants for which such Cross-Border Securities are held by the Corporation.

(b) No Cross-Border Securities credited to the DTC Omnibus Account shall be transferred intraday from the DTC Omnibus Account through the Canadian-Link Interface to the Account of any Canadian-Link Participant unless a position in such Cross-Border Securities is required by such Canadian-Link Participant intraday to meet an obligation to deliver such Cross-Border Securities to another Participant through the facilities of the Corporation, in which case, subject to the Rules and Procedures of CDS, such Cross-Border Securities shall be so transferred, for such purpose, free of payment, from the DTC Omnibus Account through the Canadian-Link Interface to an Account of such Canadian-Link Participant.

Section 15. Failure to Make Settlement Payments.

(a) If a Canadian-Link Participant shall fail to pay a Canadian-Link CAD Net Settlement Debit to the Corporation by the DTC Settlement Payment Deadline (or such later time prior to the end of CDS Payment Exchange as the Corporation may allow, on a case by case basis, in its sole and absolute discretion), then:

(1) if the day of such Canadian-Link Money Settlement default is a DTC Business Day, the Corporation may either:

(A) declare such Participant to be a Defaulting Participant (as defined in Section 2 of Rule 9(B)), in which case the Corporation shall be entitled to implement the failure to settle procedures set forth in Section 2 of Rule 9(B) and exercise all of its other rights and remedies in accordance with the Rules and

Procedures of the Corporation; or

(B) add an amount of USD Funds equal to the amount of such Canadian-Link CAD Net Settlement Debit to the Gross Debit Balance (as defined in Section 1 of Rule 1) of such Canadian-Link Participant in the US dollar settlement of transactions processed through the facilities of the Corporation on such DTC Business Day (as provided in Rule 9(A) and the Procedures thereunder); or

(2) if the day of such Canadian-Link Money Settlement default is not a DTC Business Day, such Participant shall, automatically and without any further action required on the part of the Corporation, be deemed to be a Defaulting Participant, in which case the Corporation shall be entitled to implement the failure to settle procedures set forth in Section 2 of Rule 9(B) and exercise all of its other rights and remedies in accordance with the Rules and Procedures of the Corporation.

(b) Each Canadian-Link Participant hereby irrevocably appoints the Corporation (at such time as such Participant becomes a Defaulting Participant) as its attorney-in-fact and agent for the purpose of carrying out the provisions of this Section 15, and for such purpose the Corporation may substitute one or more persons with like power.

Section 16. Currency Conversion and Exchange

(a) If any amount of USD Funds has to be exchanged for an amount of CAD Funds to pay (or re-fund) a DTC Omnibus Account CAD Net Settlement Debit to CDS in accordance with Section 13 of this Rule 30 because a Canadian-Link Participant failed to pay the Corporation the amount of its Canadian-Link CAD Net Settlement Debit, the exchange rate for such purpose shall be a rate determined by a formula (taking into account all factors incident to the default of such Participant in the payment of its Canadian-Link CAD Net Settlement Debit) that shall be fixed by the Corporation and set forth in the Procedures (the "Payment Default Exchange Rate").

(b) If any computation has to be made requiring the conversion of an amount of CAD Funds into an amount of USD Funds for the purpose of calculating the Collateral Monitor of a Canadian-Link Participant pursuant to Section 9 of this Rule 30, the conversion rate for such purpose shall be a rate determined by a formula (taking into account exchange rate fluctuations) that shall be fixed by the Corporation and set forth in the Procedures (the "Collateral Monitor Conversion Rate").

(c) If any computation has to be made requiring the conversion of an amount of CAD Funds into an amount of USD Funds for the purpose of calculating the Gross Settlement Debit of a Canadian-Link Participant pursuant to Section 15 of this Rule 30, the conversion rate for such purpose shall be a rate determined by a formula (taking into account all factors incident to the default of such Participant in the payment of its Canadian-Link CAD Net Settlement Debit) that shall be fixed by the Corporation and set forth in the Procedures (the "Payment Default Conversion Rate").

(d) The determination of the Payment Default Exchange Rate, Collateral Monitor Conversion Rate and Payment Default Conversion Rate, as the case may be, by the Corporation

shall be final and binding on Canadian-Link Participants.

Section 17. Choice of Law and Submission to Jurisdiction.

(a) Each Canadian-Link Participant acknowledges that Cross-Border Securities and other property credited to the DTC Omnibus Account are located in Ontario, Canada, that Cross-Border Transactions between Canadian-Link Participants and CDS Participants are processed through the facilities of CDS in Ontario and that the CDS Documents are expressed to be governed by the laws of Ontario, including with respect to the operation of the DTC Omnibus Account, the role of CDS as a securities intermediary maintaining the DTC Omnibus Account for the Corporation and the proprietary consequences of Cross-Border Transactions processed through the facilities of CDS.

(b) Each Canadian-Link Participant further acknowledges that an action or proceeding arising out of or relating to Cross-Border Transactions between Canadian-Link Participants and CDS Participants may be brought in the courts of Ontario and possibly in other courts in Canada. Accordingly, if the Corporation becomes a party to any such action or proceeding, such Canadian-Link Participant shall, at the request of the Corporation, submit to the jurisdiction of the court in which such action or proceeding is brought and become a party thereto.

Section 18. Canadian-Link Charges.

(a) Each Participant shall pay all fees and charges of the Corporation for the Canadian-Link Service, which fees and charges shall include without limitation (i) the fees and charges of CDS for holding Cross-Border Securities and processing Cross-Border Transactions between Canadian-Link Participants and CDS Participants for the Corporation, (ii) the expenses and interest costs of any liquidity facilities maintained by the Corporation to collateralize the obligations of the Corporation to CDS and/or finance the settlement obligations of Canadian-Link Participants to the Corporation, (iii) other third-party fees and charges related to the Canadian-Link Service, (iv) internal allocated costs, (v) taxes (except taxes imposed on or measured by the net income of the Corporation), other governmental charges and obligations to deduct or withhold taxes on dividend, interest and other payments related to Cross-Border Securities held by the Corporation for Canadian-Link Participants, together with interest and penalties thereon and additions thereto (other than interest, penalties and additions imposed because of the gross negligence or willful misconduct of the Corporation or its agents) and (vi) penalties and other charges imposed by any governmental or regulatory authority for any failure to file documents or information required with respect to Cross-Border Securities held by the Corporation for Canadian-Link Participants (other than a failure caused by the gross negligence or willful misconduct of the Corporation or its agents).

(b) The fees and charges for the Canadian-Link Service shall be billed and paid in accordance with Rules 20 and 23.

RULE 31

DTCC SHAREHOLDERS AGREEMENT

Section 1. For purposes of this Rule 31:

"DTCC" means The Depository Trust & Clearing Corporation, the holder of all of the capital stock of the Corporation.

"Shareholders Agreement" means the Shareholders Agreement of DTCC, dated as of November 4, 1999, as heretofor or hereafter amended and restated.

"Common Shares" has the meaning given to such term in the Shareholders Agreement.

"Mandatory Purchaser Participant" has the meaning given to such term in the Shareholders Agreement.

"Voluntary Purchaser Participant" has the meaning given to such term in the Shareholders Agreement.

Section 2. As a condition to its use of the services and facilities of the Corporation, a Participant other than (i) a non-U.S. based central securities depository or (ii) a Limited Participant shall be required to purchase and own Common Shares in accordance with the terms of the Shareholders Agreement and be a party to the Shareholders Agreement. For purposes of the Shareholders Agreement, a Participant (other than (i) a non-U.S. based central securities depository or (ii) a Limited Participant) shall be a Mandatory Purchaser Participant.

Section 3. This Rule 31 shall have no application to a Limited Participant.*

Section 4. The Corporation shall execute and deliver the Shareholders Agreement as attorney in fact for a Participant that purchases Common Shares pursuant to Section 2 of this Rule 31 if such Participant is not already a party to the Shareholders Agreement. In addition, the Corporation may on behalf of DTCC pursuant to the Shareholders Agreement, without duplication of payment, (A) debit the Settlement Account of a Participant for any amount payable by the Participant to DTCC for Common Shares purchased by the Participant and (B) credit the Settlement Account of a Participant for any amount payable by DTCC to the Participant for Common Shares sold by the Participant.

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*Note that, if a Limited Participant is also a member or participant of another clearing agency subsidiary of DTCC, such Limited Participant may be a Mandatory Purchase Participant or a Voluntary Purchaser Participants pursuant to the terms of the Shareholders Agreement and the rules and procedures of such other subsidiary.

RULE 32

WIND-DOWN OF A PARTICIPANT

When a Participant notifies the Corporation that it intends to wind down its activities, the Corporation may, in its sole discretion, in order to protect itself and its Participants, determine that such Participant is a "Wind-Down Participant". In that event and, without limiting any other rights of the Corporation under these Rules and Procedures, the Corporation may impose conditions on, or take actions with respect to, the Wind-Down Participant as provided below.

As soon as practicable after the Corporation determines that a Participant is a Wind-Down Participant, the Corporation shall notify the Wind-Down Participant, all other Participants and Pledgees and the SEC of such determination.

The Corporation may, in its discretion, impose conditions on, or take actions with respect to, the Wind-Down Participant as appropriate to mitigate risk the Corporation perceives may be presented by the Wind-Down Participant, including but not limited to, the following:

(i) Permitting the Wind-Down Participant to submit to the Corporation only transactions that serve to support the wind-down;

(ii) Permitting the Wind-Down Participant to continue use of one or more of the Corporation's services, notwithstanding that it may not meet some or all of the financial or operational requirements for continuance as a Participant;

(iii) Restricting or modifying the Wind-Down Participant's use of any or all of the Corporation's services (whether generally, or with respect to certain transactions);

(iv) Requiring the Wind-Down Participant to utilize the Honest Broker System where applicable;

(v) Requiring additional assurances of the financial responsibility or operational capability of the Wind-Down Participant through, for example, submission of a guaranty of the Wind-Down Participant's obligations to the Corporation by an entity acceptable to the Corporation and/or additional reporting by the Wind-Down Participant; or

(vi) Requiring the Wind-Down Participant to post increased Participant Fund deposits in accordance with Section 1 of Rule 4.

If the Corporation takes, or mandates, any action pursuant to this Rule, the Corporation shall, as soon as practicable thereafter, notify the SEC and such other Participants and Pledgees as it deems proper due to the nature of such action.

Notwithstanding the foregoing, the Corporation shall not be restricted from exercising any of its rights in these Rules or in any agreements between itself and the Participant at any time,

including the Corporation's right at any time to cease to act for the Wind-Down Participant pursuant to Rule 10.

POLICY STATEMENTS

ON THE

ADMISSION OF PARTICIPANTS

Section 1. Policy Statement on the Admission of U.S. Entities as Direct Depository Participants: DTC Rules 2 and 3 set forth the basic standards for the admission of DTC Participants. These rules provide, among other things, that the admission of a Participant is subject to an applicant's demonstration that it meets reasonable standards of financial responsibility, operational capability, and character at the time of its application and on an ongoing basis thereafter.

In evaluating whether its members continue to meet these standards, DTC relies on the fact that all of its Participants are subject to federal or state regulation relating to, among other things, capital adequacy, financial reporting and recordkeeping, operating performance, disqualification from employment, and business conduct. Pursuant to such regulation, DTC's Participants receive periodic regulatory examinations to assure their compliance with these requirements and are subject to disciplinary action if violations are found.

Except for organizations specifically enumerated in Section 17A(b)(3)(B) of the Securities Exchange Act of 1934, as amended, unless an applicant organization is subject to regulatory agency oversight, it will not qualify for admittance inasmuch as the application of DTC's own resources could not provide an adequate substitute for the kind of continuing regulatory oversight described above.

Notwithstanding the above, however, in the event an organization that is not subject to regulatory oversight desires to become a direct participant at DTC, DTC will explore with such organization the economic and operational implications of direct participation as well as how its participation could be structured to comply with this policy statement.

Section 2. Policy Statement on the Admission of Non-U.S. Entities as Direct Depository Participants: The policy permits entities that are organized in a country other than the United States and that are not otherwise subject to U.S. federal or state regulation ("non-U.S. entities") to be eligible to become direct DTC Participants. Under the policy, DTC will require that the non-U.S. entity execute the standard DTC Participant's Agreement and enter into an additional series of undertakings and agreements that are designed to address jurisdictional concerns, and to assure that DTC is provided with audited financial information that is acceptable to DTC.

Certain of these criteria may be waived where inappropriate to a particular applicant or class of applicants (e.g., a foreign government, international or national central securities depositories).

Undertakings and Agreements

In addition to executing the standard DTC Participants Agreement, the foreign entity must agree to:

(a) in respect of any action brought by DTC to enforce the entity's obligations under the Participants Agreement,

(i) irrevocably waive all immunity from DTC's attachment of the entity's own assets in the U.S.;

(ii) irrevocably submit to the jurisdiction of a court in the U.S.;

(iii) irrevocably waive any objection to the laying of venue in a court in the U.S.; and

(iv) state that any judgment obtained against the foreign entity by DTC may be enforced in the courts of any jurisdiction where the foreign entity or its property may be located, and that the foreign entity will irrevocably submit to the jurisdiction of each such courts.

(b) obtain an opinion of foreign counsel satisfactory to DTC providing, among other things, that the agreements described above may be enforced against the foreign entity in the courts of its home country or other jurisdictions where the entity or its property may be found*;

(c) designate a person in New York as its agent to receive service of process;

(d) provide to DTC, for financial monitoring purposes, audited financial statements prepared in accordance with U.S. generally accepted accounting principles or other generally accepted accounting principles that are satisfactory to DTC. In order to address the risk presented by the acceptance of financial statements prepared in non-U.S. GAAP, the existing minimum financial requirements for non-U.S. GAAP standards will each have a specific premium applied as follows:

(i) for financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"), the Companies Act of 1985 ("UK GAAP"), or Canadian GAAP – a premium of 1 ½ times the existing requirement;

(ii) for financial statements prepared in accordance with a European Union ("EU") country GAAP other than UK GAAP – a premium of 5 times the existing requirement; and

(iii) for financial statements prepared in accordance with any other type of GAAP a premium of 7 times the existing requirement.

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* DTC reserves the right to require the entity to deposit additional amounts to DTC's Participants Fund and to post a letter of credit in an instance where DTC, in its sole discretion, believes the entity presents legal risk.

(e) provide all financial reports or other information requested by DTC in English, with monetary amounts stated in U.S. dollar equivalents indicating the conversion rate and date used.

Regulatory Status of Foreign Entity

(a) The foreign entity would have to be subject to regulation in its home country and its home country regulator must have entered into a Bilateral Information Sharing Arrangement or Memorandum of Understanding with the U.S. Securities and Exchange Commission regarding the sharing or exchange of information.

(b) The foreign entity must be in compliance with the financial reporting and responsibility standards of its home country regulator.

(c) The foreign entity must be eligible to become a member of its home country central securities depository, if any.

(d) The Non-US entity must provide sufficient information to DTC in order to evaluate AML risk, including whether the Non-US entity is subject to comparable AML requirements (to those imposed in the US) in its home country jurisdiction.

POLICY STATEMENT
ON THE
ELIGIBILITY OF FOREIGN SECURITIES

Preliminary Note: For purposes of this Policy Statement, (i) the term "security" has the meaning provided in Section 2(a)(1) of the Securities Act of 1933 (the "Securities Act"), (ii) the term "foreign issuer" has the meaning provided in Rule 405 of the Securities and Exchange Commission (the "Commission") under the Securities Act (and includes both a "foreign government" and a "foreign private issuer" as defined in Rule 405) and (iii) capitalized terms that are used but not otherwise defined in this Policy Statement have the meanings given to such terms in the Rules of the Corporation.

Section 1. Categories of Foreign Securities Eligible for the Services of the Corporation. The following categories of securities of foreign issuers ("Foreign Securities") shall be eligible for the book-entry delivery services of the Corporation as and to the extent set forth below:

(a) Foreign Securities that are registered under the Securities Act ("Registered Foreign Securities") shall be eligible for all services of the Corporation.

(b) Foreign Securities that are exempt from registration under the Securities Act pursuant to an exemption that does not involve any resale restrictions ("Exempt Foreign Securities") shall be eligible for all services of the Corporation.

(c) Foreign Securities that are exempt from registration under the Securities Act pursuant to Regulation S ("Foreign Regulation S Securities")* shall be eligible for all services of the Corporation; this shall include both Category 1 securities and Category 2 securities under Regulation S.

(d) Foreign Securities that may be resold without registration under the Securities Act pursuant to Rule 144A ("Foreign Rule 144A Securities")* shall be eligible for all services of the Corporation; if such Foreign Rule 144A Securities are not investment grade securities (nonconvertible debt securities or nonconvertible preferred stock rated in one of the top four categories by a nationally recognized statistical rating agency), then, to be eligible for DTC services, such Foreign Rule 144A Securities must be securities designated for inclusion in a system of a self-regulatory organization approved by the Commission for the reporting of quotation and trade information on Rule 144A transactions (an "SRO Rule 144A System").

(e) Foreign Securities that may be resold without registration under the Securities Act pursuant to Rule 144 ("Foreign Restricted Securities")* shall be eligible for all services of the Corporation.

(f) Foreign Securities that may be resold without registration under the Securities Act pursuant to any other exemption ("Foreign Other Eligible Securities")* shall be eligible for all services of the Corporation; this shall include (without limitation) an exemption pursuant to Rule 801 in connection with a rights offering or an exemption pursuant to Rule 802 in connection with an exchange offer.

Although all the foregoing categories of Foreign Securities shall be eligible for deposit and book-entry transfer through the facilities of the Corporation, the Corporation shall have the right, and may adopt associated procedures, to determine, in accordance with Rule 5 Section 1 of the Rules of the Corporation, and its obligations as a registered clearing agency subject to regulation by the Commission, whether any particular issue shall be accepted for deposit and made eligible for some or all services of the Corporation.

Section 2. Responsibilities of Issuers and Participants. Issuers and Participants shall be responsible for determining that their deposit of Foreign Securities with the Corporation, and their transactions in Foreign Securities through the facilities of the Corporation, are in compliance with the Rules of the Corporation and the federal securities laws. In particular (but without limitation), issuers and Participants shall not engage in any transactions in Foreign Securities, including any distribution of unregistered Foreign Securities through the facilities of the Corporation, in violation of the Securities Act and the rules and regulations of the Commission thereunder.

Section 3. Procedures of the Corporation. The Corporation implements a variety of measures designed to facilitate compliance by issuers and Participants with their obligations to the Corporation and pursuant to the federal securities laws. These measures are set forth below, with particular reference to Foreign Securities.

(a) *New Issues*. With respect to Foreign Securities deposited with the Corporation at the time that such Foreign Securities are first distributed (referred to as "new issues"):

(1) For *all Foreign Securities,* the Corporation will require (i) from the Participant seeking eligibility (e.g., the underwriter), an Eligibility Questionnaire that sets forth *inter alia* the basis on which the securities are eligible for deposit and book-entry transfer though the facilities of the Corporation, and (ii) from the issuer, a Letter of Representations with representations that incorporate by reference substantially all of the standard representations set forth in the "Operational Arrangements (Necessary for an Issue to Become and Remain Eligible for DTC Services)" of the Corporation.

(2) For *Foreign Regulation S Securities*, the Corporation will require from the issuer a rider to the Letter of Representations with *inter alia* additional representations relating to the securities being eligible for resale pursuant to Regulation S and having a CUSIP or CINS identification number different from the CUSIP or CINS identification number of any registered securities of the issuer of the same class.

(3) For *Foreign Rule 144A Securities*, the Corporation will require from the issuer a rider to the Letter of Representations with *inter alia* additional representations relating to the securities being eligible for resale pursuant to Rule 144A, having a CUSIP or CINS identification number different from the CUSIP or CINS identification number of any registered securities of the issuer of the same class and whether the securities are investment grade securities or securities designated for inclusion in an SRO Rule 144A System.

(b) *Older Issues*. With respect to Foreign Securities deposited with the Corporation subsequent to the time that such Foreign Securities are first distributed (referred to as "older issues"):

(1) The Corporation (i) will determine that any unregistered Foreign Securities deposited with the Corporation have a CUSIP or CINS identification number that is different from the CUSIP or CINS identification of any registered securities of the issuer of the same class and (ii) will confirm that any Foreign Rule 144A Securities deposited with the Corporation are investment grade securities or securities designated for inclusion in an SRO Rule 144A System.

(2) The Corporation will require from any Participant that wishes to deposit any unregistered Foreign Securities with the Corporation, or engage in any transactions in unregistered Foreign Securities through the facilities of the Corporation, a one-time blanket Letter of Representations (a "Participant Foreign Securities BLOR") with *inter alia* representations that such Participant (i) will not deposit any unregistered Foreign Securities with the Corporation unless such securities are eligible for resale without registration under the Securities Act and (ii) will not engage in any transactions in Foreign Securities, including any distribution of unregistered Foreign Securities through the facilities of the Corporation, in violation of the Securities Act and the rules and regulations of the Commission thereunder.

(3) The Corporation will systemically block any Participant that has not executed a Participant Foreign Securities BLOR from (i) depositing any unregistered Foreign Securities with the Corporation or (ii) engaging in any transactions in unregistered Foreign Securities through the facilities of the Corporation.

(c) *Additional Documentation.* Although the foregoing documentation (for new issues and older issues) shall be provided by issuers or Participants in connection with the deposit of Foreign Securities with the Corporation and/or as a condition to engaging in transactions in Foreign Securities through the facilities of the Corporation, the Corporation shall have the right and may adopt associated procedures to determine in accordance with Rule 5 Section 1 of the Rules of the Corporation, and its obligations as a registered clearing agency subject to regulation by the Commission, whether any other or additional documentation shall be required.

NOTE

* The categories of Foreign Regulation S Securities, Foreign Rule 144A Securities, Foreign Restricted Securities and Foreign Other Eligible Securities are not all mutually exclusive. For example, (i) Foreign Regulation S Securities may be resold to qualified institutional buyers (as defined in Rule 144A) pursuant to Rule 144A, (ii) Foreign Rule 144A Securities may be resold in offshore transactions (as defined in Regulation S) pursuant to Regulation S and (iii) Foreign Regulation S Securities and Foreign Rule 144A Securities that are restricted securities (as defined in Rule 144) may be resold pursuant to Rule 144.

BY-LAWS

OF

THE DEPOSITORY TRUST COMPANY

ARTICLE I

Stockholders

Section 1.1. Annual Meeting. The annual meeting of the stockholders of the Corporation for the election of directors and the transaction of such other business as may properly come before the meeting shall be held within the first four months of each calendar year at such hour and place within or without the State of New York as the Board of Directors shall determine, or, if not so determined, at 10:00 A.M. on the last day in April at the principal office of the Corporation in the City of New York, New York or, if that day shall be a Saturday, Sunday or a legal holiday in the place where the meeting is to be held, on the immediately preceding day not a Saturday, Sunday or a legal holiday. Notice of such meeting, which shall state the place, date and hour thereof, shall be given to each stockholder in the manner provided in Section 1.4.

Section 1.2. Special Meetings. Special meetings of the stockholders may be called by the Board of Directors, and shall be called by the Executive Chairman of the Board, the Chief Executive Officer, the President, a Managing Director or the Secretary at the written demand of a majority of the Board of Directors, or at the written demand of the holders of at least twenty-five percent (25%) of all outstanding shares entitled to vote on the action proposed to be taken at such meeting, or, with respect to special meetings for the election of directors pursuant to section 6003 of the Banking Law, at the written demand of the holders of ten percent (10%) of all outstanding shares entitled to vote in an election of directors, or as required by law. Any such call or demand shall state the purpose or purposes of the proposed meeting. On failure of any officer above specified to call such special meeting when duly demanded, any signer of such demand may call such special meeting and give the notice thereof. Special meetings shall be held at such place within or without the State of New York as may be specified in the notice thereof. At any special meeting only such business may be transacted which is related to the purpose or purposes set forth in the notice thereof, but any special meeting may be called and held in conjunction with an annual meeting of the stockholders.

Section 1.3. Record Date for Meetings and Other Purposes. For the purpose of determining the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to or dissent from any proposal without a meeting, or for the purpose of determining stockholders entitled to receive payment of any dividend or the allotment of any rights, or for the purpose of any other action, the Board of Directors may fix, in advance a date as the record date for any such determination of stockholders. Such date shall not be more than fifty nor less than ten days before the date of such meeting, nor more than fifty days prior to any other action.

If no record date is so fixed by the Board of Directors, (a) the record date for the determination of stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if no notice is given, the day on which the meeting is held, and (b) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the resolution of Board of Directors relating thereto is adopted.

When a determination of stockholders of record entitled to notice of or to vote at any meeting of stockholders has been made as provided in this Section, such determination shall apply to any adjournment thereof, unless the Board of Directors fixes a new record date under this Section for the adjourned meeting.

Section 1.4. Notice of Meetings. Whenever stockholders are required or permitted to take any action at a meeting, written notice shall be given stating the place, date and hour of the meeting and, unless it is the annual meeting, indicating that it is being issued by or at the direction of the person or persons calling the meeting. Notice of a special meeting (including any such meeting to be held in conjunction with an annual meeting) shall also state the purpose or purposes for which the meeting is called. If, at any meeting, action is proposed to be taken which would, if taken, entitle stockholders fulfilling the requirements of section 6022 of the New York Banking Law to receive payment for their shares, the notice of such meeting shall include a statement of that purpose and to that effect. A copy of the notice of any meeting shall be given, personally or by mail, not less than ten nor more than fifty days before the date of the meeting, to each stockholder entitled to vote at such meeting. If mailed, such notice shall be given when deposited in the United States mail, with postage thereon prepaid, directed to the stockholder at his address as it appears on the record of stockholders, or, if he shall have filed with the Secretary of the Corporation a written request that notices to him be mailed to some other address, then directed to him at such other address.

When a meeting is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting, if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken, and at the adjourned meeting any business may be transacted that might have been transacted on the original date of the meeting. However, if after the adjournment, the Board of Directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record on the new record date entitled to notice under this Section.

Section 1.5. Waivers of Notice. Notice of any meeting of stockholders need not be given to any stockholder who submits a signed waiver of notice, in person or by proxy, whether before or after the meeting. The attendance of any stockholder at a meeting, in person or by proxy, without protesting prior to the conclusion of the meeting the lack of notice of such meeting, shall constitute a waiver of notice by him.

Section 1.6. List of Stockholders at Meetings. A list of stockholders as of the record date, certified by the Secretary or by a transfer agent, shall be produced at any meeting of stockholders upon the request thereat or prior thereto of any stockholder.

Section 1.7. Quorum at Meetings. Except as otherwise provided by law, the holders of a majority of the shares entitled to vote thereat shall constitute a quorum at any meeting of stockholders for the transaction of any business, but the stockholders present may adjourn any

meeting to another time or place despite the absence of a quorum. When a quorum is once present to organize a meeting, it shall not be broken by the subsequent withdrawal of any stockholders.

Section 1.8. *Presiding Officer and Secretary.* At any meeting of the stockholders, if none of the Executive Chairman of the Board, the Chief Executive Officer or other person designated by the Board of Directors to preside at the meeting is present, the stockholders shall appoint a presiding officer to the meeting. If neither the Secretary nor an Assistant Secretary is present, the appointee of the person presiding at the meeting shall act as secretary of the meeting.

Section 1.9. *Proxies.* Every stockholder entitled to vote at a meeting of stockholders or to express consent or dissent without a meeting may authorize another person or persons to act for him by proxy. Every proxy must be signed by the stockholders or his attorney-in-fact. No proxy shall be valid after the expiration of eleven months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the stockholder executing it, except as otherwise provided by law. Proxies shall be delivered to the Secretary of the Corporation or, if inspectors are appointed to act at a meeting, to the inspectors.

Section 1.10. *Inspectors of Election.* The Board of Directors, in advance of any meeting of stockholders, may appoint one or more inspectors to act at the meeting or any adjournment thereof. If inspectors are not so appointed, the person presiding at the meeting may, and on the request of any stockholder entitled to vote thereat shall, appoint one or more inspectors. In case any person appointed fails to appear or act, the vacancy may be filled by appointment made by the Board in advance of the meeting or at the meeting by the person presiding thereat. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his ability. No director or officer of the corporation shall be eligible to act as an inspector of an election of directors of such corporation.

The inspectors shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the person presiding at the meeting or any stockholder entitled to vote thereat, the inspectors shall make a report in writing of any challenge, question or matter determined by them and execute a certificate of any fact found by them.

Section 1.11. *Voting.* Whenever directors are to be elected by the stockholders, they shall be elected by a plurality of the votes cast at a meeting of stockholders by the holders of shares entitled to vote in the election. Whenever any corporate action, other than the election of directors, is to be taken by vote of the stockholders, it shall, except as otherwise required by law or the Organization Certificate or these By-Laws, be authorized by a majority of the votes cast at a meeting of stockholders by the holders of shares entitled to vote thereon.

Except as otherwise provided by law, every holder of record of shares of the Corporation entitled to vote on any matter at any meeting of stockholders shall be entitled to one vote for every such share standing in his name on the record of stockholders of the Corporation on the record date for the determination of the stockholders entitled to notice of or to vote at the

meeting. Upon the demand of any stockholder, the vote at any election of directors, or the vote upon any question before a meeting, shall be by ballot; but otherwise the method of voting shall be discretionary with the person presiding at the meeting.

Section 1.12. Written Consent of Stockholders Without a Meeting. Whenever under any provision of law or of these By-Laws stockholders are required or permitted to take any action by vote, such action may be taken without a meeting on written consent, setting forth the action so taken, signed by the holders of all outstanding shares entitled to vote thereon. The provisions of this Section shall not be construed to alter or modify any provision of law under which the written consent of the holders of less than all outstanding shares is sufficient for any corporate action.

ARTICLE II

Board of Directors

Section 2.1 Number of Directors. The entire Board shall consist of twenty-five directors until changed as hereinafter provided. The number of directors may be changed to no less than seven nor more than twenty-five at any time and from time to time in accordance with Article IX. Unless and until changed in accordance with this Section the number of directors constituting the entire Board shall continue in effect and no further action shall be required to fix such number at any meeting of the stockholders for the election of directors.

Section 2.2. Election and Term of Directors. At each annual meeting of stockholders, directors shall be elected to hold office until the next annual meeting. Each director shall, unless sooner removed or disqualified, hold office from the time of his election and qualification until the annual meeting of stockholders next succeeding his election and until his successor has been elected and qualified, and has taken the oath prescribed by Section 7015 of the Banking Law.

Section 2.3. Newly Created Directorships and Vacancies. All vacancies in the office of director, including newly created directorships resulting from an increase in the number of directors shall be filled by election by the stockholders at any annual or special meeting of the stockholders, except as hereinafter provided. Vacancies not exceeding one-third of the entire Board may be filled by the affirmative vote of a majority of the directors then in office, and the directors so elected shall hold office for the balance of the unexpired term.

Section 2.4. Resignations. Any director may resign from his office at any time by delivering his resignation in writing to the Corporation, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 2.5. Removal of Directors. Except as otherwise provided by law, any or all of the directors may be removed, for cause or without cause, by vote of the stockholders.

Section 2.6. Meetings. Meetings of the Board, regular or special, may be held at any place within or without the State of New York as the Board from time to time may fix or as shall be specified in the respective notice or waivers of notice thereof. An annual meeting of the Board for the election or appointment of officers shall be held within twenty-five days after the day on which the annual meeting of the stockholders shall have been held, at the same place and as soon after the holding of such meeting of stockholders as is practicable, and no notice thereof

need be given. The Board may fix times and places for regular monthly meetings of the Board, which shall be held at least ten times a year provided, however, that during any three consecutive calendar months the Board shall meet at least twice, and no notice of such meetings need be given. The Executive Committee shall meet at least once in each thirty day period during which the Board does not meet. Special meetings of the Board shall be held whenever called by the Executive Chairman of the Board, the Chief Executive Officer, the President, a Managing Director or by at least one-third of the directors for the time being in office. Notice of each such meeting shall be given by the Secretary or by a person calling the meeting to each director by mailing the same not later than two days before the meeting, or by telegraphing, cabling, telephoning, faxing, electronically transmitting or personally delivering the same not later than one day before the meeting. Notice of a meeting need not be given to any director who submits a signed waiver of notice whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to him.

Any one or more members of the board or any committee thereof may participate in a meeting of such board or committee by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at the meeting.

Section 2.7. *Quorum and Voting.* Except as provided in the Organization Certificate, a majority of the entire Board shall constitute a quorum for the transaction of business or of any specified item of business; provided, however, that, when a majority of the entire Board is once present to organize a meeting, one-third of the entire Board shall thereafter constitute a quorum for the transaction of business or any specified item of business at such meeting. Except as otherwise provided by law, by these By-Laws or by the Organization Certificate, the vote of a majority of the directors present at the time of the vote, if a quorum is present at such time, shall be the act of the Board; provided that a majority of the directors present, whether or not a quorum is present, may adjourn any meeting to another time and place. No notice of any such adjournment need be given.

Section 2.8. *Action by Unanimous Written Consent.* Subject to the requirements of Section 307.2 of Title 3 of the Codes, Rules and Regulations of the State of New York and the restrictions of Section 307.3 of the same, actions which are required to be or may be taken at a meeting of the directors may be taken without a meeting if the consents are in writing, setting forth the actions to be taken, and are signed by all of the directors. The written consent may be executed in several identical counterparts by the directors with the effect as if the directors had executed a single document. The resolution or resolutions and written consents thereto shall be filed with the minutes of the proceedings of the Board

Section 2.9. *Executive Committee.* The Board, by resolution adopted by a majority of the entire Board, may designate from among its members an Executive Committee, consisting of five or more directors, which, to the extent provided in the resolution and to the extent permitted by law, shall have all the authority of the Board between meetings of the Board. The Board may designate one or more directors as alternate members of the Executive Committee, who may replace any absent member or members at any meeting of the Executive Committee. Members of the Executive Committee shall serve at the pleasure of the Board.

Section 2.10. *Audit Committee.* These shall be an Audit Committee of the Board of Directors, consisting of three or more directors other than officers of the Corporation appointed

by the Board of Directors. Members of the Audit Committee shall serve at the pleasure of the Board. The Audit Committee shall review the progress of all internal audits conducted by the Auditor (if there be one) and all periodic reports of such audits submitted to it by the Auditor pursuant to Section 3.9 and shall supervise, and cooperate and coordinate with, the Auditor in the performance of his duties. The Audit Committee shall review with the Corporation's independent certified public accountants the scope of their auditing procedures, the financial statements of the Corporation which the accountants propose to certify, the proposed certification thereof and such other matters relating to the auditing of the Corporation by its independent certified public accountants as such Committee shall deem appropriate, and shall have such other and further duties and powers as may be delegated to it by resolution of the Board of Directors from time to time. The Board may designate one or more directors as alternate members of the Audit Committee, who may replace any absent member or members at any meeting of the Audit Committee.

Section 2.11. Other Committees. The Board of Directors may also appoint or provide for such other committees consisting of such directors, officers or other persons and having such powers and functions in the management of the Corporation as the Board of Directors may see fit.

Section 2.12. Compensation of Directors. Directors may receive compensation for services to the Corporation in their capacities as directors or otherwise in such amount may be fixed from time to time by the Board.

ARTICLE III

Officers, Agents and Employees

Section 3.1. General Provisions. The officers of the Corporation shall be an Executive Chairman of the Board and a Chief Executive Officer, each of whom shall be elected by the Board of Directors from among its own number, a Chief Operating Officer, one or more Managing Directors, a Secretary, a Treasurer, a Comptroller and an Auditor, and may include one or more Assistant Secretaries and one or more Assistant Treasurers. The officers shall be elected by the Board at the first meeting of the Board after the annual meeting of the shareholders in each year. The Board may elect or appoint other officers (including, but not limited to, a Vice Chairman of the Board, a President and one or more Vice Presidents), agents and employees, who shall have such authority and perform such duties as may be prescribed by the Board. Each officer shall hold office for the term for which he is elected or appointed and until his successor has been elected or appointed and qualified. Any two or more offices may be held by the same person, except that neither the Secretary nor any Assistant Secretary shall be the Executive Chairman of the Board, the Vice Chairman of the Board, the President, the Chief Executive Officer or the Chief Operating Officer. Any officer, agent or employee of the Corporation may be removed, or his authority suspended, by the Board with or without cause. Such removal or suspension of authority without cause shall be without prejudice to such person's contract rights, if any, but the election or appointment of any person as an officer, agent or employee of the Corporation shall not be deemed of itself to create contract rights. The Board may require any officer, agent or employee to give security for the faithful performance of his duties.

Section 3.2. Powers and Duties of the Executive Chairman of the Board. The Executive Chairman of the Board shall have the responsibility for carrying out the policies of the Board. He shall have general supervision over the risk management and control functions (including, but not limited to, compliance and internal audit) of the Corporation, subject to the direction of the Board. He shall preside at all meetings of the stockholders and of the Board at which he is present.

The Executive Chairman of the Board, or in his absence the Chief Executive Officer, may vote the shares or other securities of any other domestic or foreign corporation of any type or kind which may at any time be owned by the Corporation, may execute any shareholders' or other consents in respect thereof and may in his direction delegate such powers by executing proxies, or otherwise, on behalf of the Corporation. The Board, by resolution from time to time, may confer like powers upon any other person or persons.

The Executive Chairman of the Board shall have other powers and perform such other duties as the Board may designate. The performance of any such duty by the Executive Chairman of the Board shall be conclusive evidence of his power to act.

Section 3.3 Powers and Duties of the Chief Executive Officer. The Chief Executive Officer shall have general supervision over the overall business strategy, business operations, systems, customer outreach and staff functions (including, but not limited to, finance, legal and human resources) of the Corporation, subject to the direction of the Board and the Executive Chairman of the Board.

In the absence of the Executive Chairman of the Board, the Chief Executive Officer shall preside at all meetings of the stockholders and of the Board at which he is present. He shall have such other powers and perform such other duties as the Board or the Executive Chairman of the Board may designate.

Section 3.4 Powers and Duties of the Chief Operating Officer. The Chief Operating Officer shall have general supervision over the operations of the Corporation, subject to the direction of the Board and the Chief Executive Officer. He shall have such other powers and perform such other duties as the Board or the Chief Executive Officer may designate. In the absence or inability to act of the Chief Executive Officer, unless the Board shall otherwise provide, that person previously designated by the Board, or, if there has been no such previous designation, the Chief Operating Officer shall perform all the duties and may exercise any of the powers of the Chief Executive Officer. The performance of any such duty by the Chief Operating Officer shall be conclusive evidence of his power to act.

Section 3.5. Powers and Duties of Managing Directors. Each Managing Director shall have such powers and perform such duties as the Board of Directors or the Executive Chairman of the Board or the Chief Executive Officer may assign to him.

Section 3.6. Powers and Duties of the Secretary. The Secretary shall have charge of the minutes of all proceedings of the shareholders and of the Board of Directors. He shall attend to the giving of all notices to shareholders and directors. He shall have charge of the seal of the Corporation and shall attest the same by his signature whenever required. He shall have charge of the record of shareholders of the Corporation, and of such other books and papers as the Board

may direct. He shall have all such powers and duties as generally are incident to the position of Secretary or as the Board or the Executive Chairman of the Board may assign to him.

Section 3.7. Powers and Duties of the Treasurer. The Treasurer shall have charge of all funds and securities beneficially owned by the Corporation, shall endorse the same for deposit or collection when necessary and deposit the same to the credit of the Corporation in such banks or depositories as the Board of Directors may authorize. He may endorse all commercial documents requiring endorsements for or on behalf of the Corporation and may sign all receipts and vouchers for payments made to the Corporation. He shall have all such powers and duties as generally are incident to the position of Treasurer or as the Board or the Chief Executive Officer may assign to him.

Section 3.8. Powers and Duties of the Comptroller. The Comptroller shall have charge of the accounting operations and procedures of the Corporation. He shall have all such powers and duties as generally are incident to the position of Comptroller or as the Board of Directors or the Chief Executive Officer may assign to him. He shall render annually to the Board a report relating to the general condition and internal operations of the Corporation.

Section 3.9. Powers and Duties of the Auditor. The Auditor shall make such examination of the accounts, records and transactions of the Corporation as may be required by the Board of Directors and he shall perform such other duties as are prescribed in an audit program approved by the Board. He shall be free to examine any department or section of the Corporation routinely without previous officer consultation. He shall maintain a summary record of dates of completed audits, and shall make periodic reports to the Board or a committee thereof which shall include such suggestions and recommendations which he may consider advisable to make. He shall make periodic reports to the Board or a committee thereof on subjects specified by the Board or a committee thereof or on those chosen by the Auditor on the status of any audit in progress and shall cooperate and coordinate with the Board or a committee thereof in the performance of his duties.

Section 3.10. Powers and Duties of Assistant Secretaries. In the absence or inability to act of the Secretary, any Assistant Secretary may perform all the duties and exercise all the powers of the Secretary. The performance of any such duty shall be conclusive evidence of his power to act. An Assistant Secretary shall also perform such other duties as the Board of Directors or the Secretary may assign to him.

Section 3.11. Powers and Duties of Assistant Treasurers. In the absence or inability to act of the Treasurer, an Assistant Treasurer may perform all the duties and exercise all the powers of the Treasurer. The performance of any such duty shall be conclusive evidence of his power to act. An Assistant Treasurer shall also perform such other duties as the Board of Directors or the Treasurer may assign to him.

Section 3.12. Compensation of Officers. The compensation, if any, of the Executive Chairman of the Board and the Chief Executive Officer shall be fixed by a majority (which shall not include the Executive Chairman of the Board or the Chief Executive Officer) of the entire Board of Directors. Salaries of all other officers shall be fixed by the Executive Chairman of the Board or the Chief Executive Officer with the approval of the Board and no officer shall be precluded from receiving a salary because he is also a director.

ARTICLE IV

Indemnification

The Corporation shall, to the fullest extent to which it is empowered to do so by the New York Business Corporation law or any other applicable laws, as may from time to time be in effect, indemnify any person who was or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of that fact that he or she, or his or her testator or intestate, is or was a director or officer of the Corporation, is or was a member of a committee established by the Board of Directors of the Corporation, or is or was serving any other corporation, domestic or foreign, partnership, joint venture, trust, employee benefit plan or other business enterprise or entity in any capacity at the request of the Corporation, against all expenses (including attorneys fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding. The Corporation may advance his or her related expenses and secure appropriate indemnification insurance, to the full extent permitted by law.

ARTICLE V

Rules

The Board of Directors may prescribe, and from time to time amend, rules relating to and regulating the business of the Corporation and the relationship of the Corporation with the persons for whom it provides services and among such persons (the "Rules"). The Rules of the Corporation, made in accordance with these By-Laws, shall have the same force and effect as though a part hereof.

The Board of Directors of the Corporation shall have power to interpret the Rules adopted pursuant to the provisions of this Article and any and all amendments or changes therein and additions thereto and any such interpretation so made shall be final and conclusive.

ARTICLE VI

Shares of the Corporation

Section 6.1. Certificates for Shares. The shares of the Corporation shall be represented by certificates in such form as shall be determined by the Board of Directors. Such certificates shall be signed by the Executive Chairman of the Board, the President, the Chief Executive Officer, or the Chief Operating Officer and the Secretary, an Assistant Secretary, the Treasurer or an Assistant Treasurer of the Corporation, may be sealed with the seal of the Corporation or a facsimile thereof, and shall contain such information as is required by law to be stated thereon. All certificates for shares shall be consecutively numbered or otherwise identified. All certificates exchanged or surrendered to the Corporation for transfer shall be cancelled.

Section 6.2. Record of Stockholders. The Corporation shall keep at the office of the Corporation in the State of New York a record containing the names and addresses of all stockholders, the number and class of shares held by each and the dates when they respectively

became the owners of record thereof. The Corporation shall be entitled to treat the persons in whose names shares stand on the record of stockholders as the owners thereof for all purposes.

Section 6.3. Transfers of Shares. Transfers of shares on the record of stockholders of the Corporation shall be made only upon surrender to the Corporation of the certificate or certificates for such shares, duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer.

Section 6.4. Lost, Stolen or Destroyed Certificates. The Corporation may issue a new certificate for shares in place of any certificates theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Board may require the owner of the lost, stolen or destroyed certificate, or his legal representative, to give the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of any such new certificate. The Board may require such owner to satisfy other reasonable requirements.

ARTICLE VII

Seal

The seal of the Corporation shall be circular in form and contain the name of the Corporation, the words "Corporate Seal" and "New York" and the year the Corporation was formed in the center. The Corporation may use the seal by causing it or a facsimile to be affixed or impressed or reproduced in any manner.

ARTICLE VIII

Checks, Notes, Drafts, etc.

Checks, notes, drafts, acceptances, bills of exchange and other orders or obligations for the payment of money shall be signed by such officer or officers or person or persons as the Board of Directors shall from time to time determine.

ARTICLE IX

Amendments

These By-Laws may be amended or repealed, and new By-Laws may be adopted, (1) by vote of the holders of the shares at the time entitled to vote in the election of any directors, at any annual meeting of the stockholders, or at any special meeting of the stockholders called for that purpose, or (2) by the Board of Directors. Any By-Laws adopted by the Board may be amended or repealed by the stockholders entitled to vote thereon as herein provided. A By-Law adopted by the stockholders may provide that such By-Law shall not be subject to amendment or repeal by the Board. If any By-Law regulating an impending election of directors is adopted, amended or repealed by the Board, there shall be set forth in the notice of the next meeting of stockholders for the election of directors the By-Law so adopted, amended or repealed, together with a concise statement of the changes made.

ARTICLE X

Gender References

These By-Laws are intended to be gender neutral. Any reference in these By-Laws to one gender shall be deemed to include the other.

ORGANIZATION CERTIFICATE*

OF

"The Depository Trust Company", a limited purpose trust company.

We, the undersigned all being of full age, all of us being citizens of the United States and three of us being residents of the State of New York, having associated ourselves together for the purpose of forming a limited purpose trust company under and pursuant to the Banking Law of the State of New York, do hereby certify:

FIRST. That the name by which the corporation is to be known is The Depository Trust Company.

SECOND. That the place where its principal office is to be located is 55 Water Street, New York, New York, 10041.

THIRD. The amount of authorized stock which the Corporation is hereafter to have is $151,850,000 and the number of shares into which such capital stock is to be divided is 1,518,500 shares consisting of 18,500 shares of Common Stock, par value $100 per share, and 1,500,000 shares of Preferred Stock, par value $100 per share, which shall be issued in one or more classes or series having such designations, relative rights, preferences or limitations as fixed by the Board of Directors of the Corporation at the time of issuance of any such Preferred Stock.

FOURTH. The name, place of residence and citizenship of each incorporator, and the number of shares or capital notes subscribed for by each are:

* * *

FIFTH. The term of existence of the corporation is to be perpetual.

SIXTH. The number of directors is to be not less than seven nor more than twenty-five.

SEVENTH. The names of the incorporators who shall be the directors until the first annual meeting of stockholders are:

* * *

---

*As restated and amended

EIGHTH. In all elections of directors of the corporation, each stockholder shall be entitled to as many votes as shall equal the number of votes which, except for this provision as to

cumulative voting, he would be entitled to cast for the election of directors with respect to his shares multiplied by the number of directors to be elected. Each stockholder may cast all of such votes for a single director or may distribute them among the number to be voted for, or any two or more of them, as he may see fit.

NINTH. A majority of the entire board shall constitute a quorum for the transaction of any business by the board of directors, except that three-fourths of the entire board shall constitute a quorum for the purpose of electing or appointing the Chairman of the Board and the President of the corporation.

TENTH. The vote of a majority of the directors present at the time of the vote, if a quorum is present at such time, shall be the act of the board of directors, except that the vote of three-fourths of the entire board, if a quorum is present at such time, shall be necessary for the election or appointment of the Chairman of the Board and the President of the corporation; provided, however, that the foregoing exception shall have no force and effect at any time at which the outstanding shares of the corporation are held of record by more than one person (other than outstanding shares held of record by directors for the purpose of qualifying as such).

ELEVENTH. The votes of any three directors shall be sufficient to defeat any motion before the board of directors which would change the fees, procedures or mode of operation of the corporation; provided, however, that this provision shall have no force and effect at any time at which the outstanding shares of the corporation are held of record by more than one person (other than outstanding shares held of record by directors for the purpose of qualifying as such).

TWELFTH. The Corporation shall exercise the general corporate powers provided in Section 2001 of the Banking Law subject to the restrictions and limitations contained herein and in the law of the State of New York and the regulations pursuant thereto, provided, however, that the Corporation shall possess only those powers of a trust company specified in Section 96, 97, 98, and 100 of the Banking Law which are specifically enumerated below, subject to the further modifications and limitations provided below. The Corporation shall not exercise any additional or greater power than permitted hereby except after the acceptance and filing in accordance with the Banking Law of an amendment to this instrument empowering the Corporation to exercise such additional or greater power.

1. General Powers

(a) To borrow money and secure such borrowings by pledging assets; to receive deposits of moneys, securities or other personal property upon such terms as the Corporation shall prescribe, provided that the Corporation shall not pay interest on any such deposits, and provided, further, that each and every such deposit is received by the Corporation from or for the account of an entity utilizing the Corporation's services (i) in connection with the Corporation's acting as a clearing corporation under the Uniform Commercial Code, or (ii) in the course of the performance of services by the Corporation as fiscal or transfer agent or shareholder servicing agent, dividend distribution agent, registrar, paying agent, escrow agent, custodian, trustee (to the limited extent authorized in paragraph 4 infra) or recordkeeping agent or (iii) in connection with securities clearance and/or settlement or lock-box services, such deposits to be used solely in the course of the performance by the Corporation of services consistent with

the powers enumerated in this Article TWELFTH; to distribute on such terms as the Corporation shall prescribe to entities utilizing the Corporation's services as described in this Article TWELFTH and others information regarding property of the type authorized by this Article TWELFTH to be received by the Corporation for deposit or deposit for safe-keeping for hire; and to exercise all such incidental powers as shall be necessary to carry on the business of the Corporation consistent with the powers provided in this Organization Certificate.

(b) To receive upon deposit for safe-keeping for hire upon terms and conditions to be prescribed by the Corporation money, securities, papers of any kind and any other personal property, provided that the Corporation shall not pay interest on any such deposits, and provided, further, that each and every such deposit is received by the Corporation from or for the account of an entity utilizing the Corporation's services (i) in connection with the Corporation's acting as a clearing corporation under the Uniform Commercial Code, or (ii) in the course of the performance of services by the Corporation as fiscal or transfer agent or shareholder servicing agent, dividend distribution agent, registrar, paying agent, escrow agent, custodian, trustee (to the limited extent authorized in paragraph 4 infra) or recordkeeping agent or (iii) in connection with securities clearance and/or settlement or lock-box services, such deposits to be used solely in the course of the performance by the Corporation of services consistent with the powers enumerated in this Article TWELFTH.

(c) To issue by its board of directors capital notes or debentures, when so specifically authorized by the superintendent.

(d) To become a member of a federal reserve bank and a clearing agency registered pursuant to the Securities Exchange Act of 1934, and to have and exercise all powers, not in conflict with the laws of this state, or this Organization Certificate, which are conferred upon (i) any such member by the Federal Reserve Act and (ii) any such registered clearing agency by the Securities Exchange Act of 1934. The Corporation and its directors, officers and stockholders shall continue to be subject, however, to all liabilities and duties imposed upon them by any law of this state and to all the provisions of the Banking Law relating to banks and trust companies.

(e) To assume and discharge such obligations to Federal Deposit Insurance Corporation as may be necessary or required for the purpose of maintaining insurance in such corporation.

(f) To pledge assets or furnish other security, satisfactory in form and amount to the depositor, for the repayment of moneys held in the name of the United States, any state, or of any municipality, when required to be secured by applicable law, decree or regulation in connection with the performance by the Corporation of services as fiscal or transfer agent for one or more of such entities.

(g) To execute and deliver such guarantees as may be incidental or usual in carrying on the trust business of a trust company.

2. Power to purchase securities and stocks

Subject to the restrictions and limitations contained in the Banking Law, the Corporation may invest in and have and exercise all rights of ownership with respect to:

(a) Bonds, notes, debentures and other obligations for payment of money, which are not in default as to either principal or interest when acquired.

(b) Stock of any city, county, town or village of this state which are not in default as to either principal or interest when acquired.

(c) Stock of a federal reserve bank in the amount necessary to qualify for membership in such reserve bank.

(d) So much of the capital stock of any other corporation as may be specifically authorized by the laws of this state or by resolution of the banking board upon a three-fifths vote of all its members.

The Corporation may acquire stock in exchange for an investment previously made in good faith and in the ordinary course of business, where such acquisition of stock is necessary in order to minimize or avoid loss in connection with any such investment previously made in good faith. Stocks acquired pursuant to the provisions of this paragraph may be held for such period as the board of directors deems advisable.

The Corporation shall not purchase, acquire or hold for its account any stock of any corporation except as provided in this Article TWELFTH.

3. Power to take and hold real estate; restrictions

(a) The Corporation may purchase, hold, lease and convey real property as follows:

(i) A plot whereon there is or may be erected a building suitable for the convenient transaction of its business, from portions of which not required for its own use a revenue may be derived, and a plot whereon parking accommodations are, or are to be, provided, with or without charge, primarily for its customers or employees or both, and a building or a portion or portions thereof for use by the Corporation in its business, provided that the aggregate of all investments of the Corporation in

such plots and buildings and in a leased building or a portion or portions thereof or in the stock, debentures or other obligations of any corporation holding such plots or buildings shall not exceed forty per centum of the aggregate of the capital stock, surplus fund and undivided profits of the Corporation, except with the approval of the superintendent and provided further that the superintendent shall have approved thereof in writing prior to each purchase of real property permitted by this paragraph (i).

(ii) Such as shall be conveyed to it in satisfaction of debts previously contracted in the course of its business.

(iii) Such as it shall purchase at sales under judgments or decrees held by it.

(iv) Such as may be specifically authorized by resolution of the New York State Banking Board (the "banking board") upon a three-fifths vote of all its members.

(b) All real estate purchased by the Corporation or taken by it in settlement of debts due it, shall be conveyed to it in its name or, subject to such regulations and restrictions as the banking board finds to be necessary and proper, may be taken in the name of a duly authorized nominee. All such conveyances shall be immediately recorded or registered in the office of the proper recording officer of the county in which such real estate is located.

4. Fiduciary powers.

The Corporation shall have, subject to the restrictions and limitations contained in the Banking Law, the following powers:

To act as the fiscal or transfer agent of the United States, any state, municipality, body politic or corporation; and in such capacity to receive and disburse money, to transfer, register and countersign certificates of stock, bonds or other evidences of indebtedness or other securities and to act as attorney in fact or agent of any corporation, foreign or domestic, for any lawful purpose.

THIRTEENTH. The Corporation shall have the authority to issue 1,500,000 shares of Series A Preferred Stock (the "Series A Stock") having the relative rights, preferences and limitations set forth herein:

(a) Definitions. For purposes of this Article THIRTEENTH, the following terms shall have the following meanings:

The term "Common Stock" shall mean the Common Stock of the Corporation, par value $100 per share.

The term "Dividend Date" for a Dividend Period shall mean the last Business Day of the first calendar month following such Dividend Period.

The term "Dividend Period" shall mean a calendar quarter (or part thereof with respect to any shares of Series A Stock that are not outstanding during an entire calendar quarter).

The term "Dividend Rate" for a Dividend Period shall mean a rate (expressed as a percentage) which is derived from a fraction, the numerator of which is $A(1-B)$ and the denominator of which is $B(C-1) + 1$, where:

A = the weighted average rate of interest paid by the Corporation on Required Participants Fund Deposits to the Participants Fund during the Dividend Period

B = the aggregate effective rate of federal, state and local income tax imposed on the Corporation, as determined on the relevant Dividend Date

C = the federal dividends received deduction on dividends received by a corporation (other than dividends received by a small business investment company or qualifying dividends), as in effect on the relevant Dividend Date

The term "Junior Stock" shall mean the Common Stock of the Corporation, par value $100 per share, and any other stock of the Corporation ranking as to dividends or distributions of the assets of the Corporation junior to the Series A Stock.

The term "Participant" shall have the meaning given to such term in the Rules.

The term "Participants Fund" shall have the meaning given to such term in the Rules.

The term "Preferred Stock" shall mean the Preferred Stock of the Corporation, par value $100 per share, including the Series A Stock.

The term "Required Participants Fund Deposit" shall have the meaning given to such term in the Rules.

The term "Rules" shall mean the Rules of the Corporation, as in effect from time to time.

The term "Settlement Account" shall have the meaning given to such term in the Rules.

(b) Issue. All shares of Series A Stock issued by the Corporation shall be issued at a price per share equal to the par value of the Series A Stock. The Corporation may issue shares of Series A Stock in fractions where necessary to effect the share transfers and distributions required by the Rules, which fractions may be expressed in decimal units of one-hundred-thousandth of a share.

(c) Dividends. Dividends on shares of Series A Stock shall be payable, when and as declared by the Board of Directors of the Corporation, on each Dividend Date at the Dividend Rate for the immediately preceding Dividend Period. Dividends shall not be cumulative.

(d) Purchase of Shares. The Corporation may, at any time and from time to time, subject to applicable provisions of the Banking Law, purchase some or all outstanding shares of Series A Stock.

(e) Redemption of Shares. The Corporation may, at any time and from time to time, subject to applicable provisions of the Banking Law, redeem some or all outstanding shares of Series A Stock at a redemption price per share equal to the par value of the Series A Stock plus accrued and unpaid dividends thereon to the redemption date. If less than all outstanding shares of Series A Stock are to be redeemed, the shares to be redeemed shall be selected by the Corporation pro rata or by lot or in such other equitable manner as the Board of Directors of the Corporation shall determine. Notice of such redemption (and the number of shares to be redeemed if less than all) shall be sent to each holder of record of shares of Series A Stock by mail, telecopy, electronic transmission or personal delivery. On the redemption date, without any action required on the part of any record holder of shares of Series A Stock, the shares of Series A Stock of such holder subject to redemption shall be redeemed by the Corporation and (i) on such redemption date, an amount equal to the aggregate par value of the redeemed shares of Series A Stock shall be (A) credited to the Settlement Account of the holder if the holder is then a Participant or (B) wired to an account specified by the holder if the holder is not then a Participant, and (ii) on the last Business Day of the first calendar month following the calendar year in which such redemption occurs, an amount equal to the accrued and unpaid dividends on the redeemed shares to the redemption date shall be (A) credited to the Settlement Account of the holder if the holder is then a Participant or (B) wired to an account specified by the holder if the holder is not then a Participant.

(f) Voting. Except as otherwise set forth below or required by the Banking Law, shares of Series A Stock shall have no voting power. Without the consent of the holders of shares of Series A Stock entitled to cast at least two-thirds of the votes entitled to be cast by the holders of all shares of Series A Stock then outstanding, the Corporation may not (a) create any class or series of stock which shall have parity with or a preference over any outstanding shares of Series A Stock with respect to dividends or distribution of the assets of the Corporation or (b) alter or change the provisions of the Organization Certificate of the Corporation so as to adversely affect the voting power, preferences or special rights of the holders of the Series A Stock.

(g) Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of the Series A Stock shall be entitled to receive, out of the assets of the Corporation available for distribution to stockholders, before any distribution of the assets of the Corporation shall be made to the holders of Junior Stock, an amount per share equal to the Issue Price plus any accrued and unpaid dividends thereon to the distribution date. After payment to the holders of the Series A Stock of the full preferential amounts provided for in this Paragraph (g), the holders of the Series A Stock shall be entitled to no further participation in any distribution of the assets of the Corporation. The consolidation or merger of the Corporation with or into any other corporation, or the sale of substantially all the assets of the Corporation in consideration for the issuance of equity securities of another corporation, shall not be regarded as a liquidation, dissolution or winding up of the Corporation within the meaning of this Paragraph (g) if such consolidation, merger or sale of assets does not in any way impair the voting power, preferences or special rights of the holders of the Series A Stock.

(h) Limitations on Dividends on Junior Stock. So long as any shares of Series A Stock are outstanding, the Corporation shall not declare any dividends on any Junior Stock or make any payment on account of, or set apart money for, a sinking or other analogous fund for the purchase, redemption or retirement of any shares of Junior Stock, or make any distribution in respect thereof, whether in cash or property or in obligations or stock of the Corporation (other than Junior Stock) unless, on the date of such declaration or setting apart or distribution, the Corporation shall not be in default with respect to any of its obligations on the Series A Stock.

(i) Stock Certificates. All outstanding shares of Series A Stock shall be represented by a single certificate held in custody by the Corporation. The ownership of shares of Series A Stock shall be evidenced by entries made on the books of the Corporation. The certificate representing all outstanding shares of Series A Stock shall bear the following legend:

"THE SALE, ASSIGNMENT, TRANSFER, PLEDGE OR OTHER DISPOSITION OF THIS INSTRUMENT AND THE SHARES REPRESENTED HEREBY ARE SUBJECT TO ALL TERMS, CONDITIONS AND RESTRICTIONS, INCLUDING RESTRICTIONS ON WHO MAY BE REGISTERED BY THE ISSUER AS A HOLDER HEREOF, CONTAINED IN THE RULES OF THE DEPOSITORY TRUST COMPANY AS THE SAME MAY FROM TIME TO TIME BE AMENDED AS THEREIN PROVIDED, TO ALL OF WHICH SUCH HOLDERS, BY ACCEPTANCE HEREOF, ASSENT. A COPY OF SAID RULES, TO WHICH REFERENCE IS HEREBY MADE, IS ON FILE IN THE OFFICE OF THE SECRETARY OF THE DEPOSITORY TRUST COMPANY. THIS INSTRUMENT AND THE SHARES REPRESENTED HEREBY SHALL NOT BE TRANSFERABLE AT ANY TIME UNLESS SUCH TRANSFER IS CONSISTENT WITH THE TERMS OF SAID RULES, AND (i) A REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED FROM TIME TO TIME, IS IN EFFECT WITH RESPECT TO SUCH SHARES AT SUCH TIME, OR (ii) COUNSEL REASONABLY SATISFACTORY TO THE DEPOSITORY TRUST COMPANY HAS GIVEN IT AN OPINION TO THE EFFECT THAT SUCH

TRANSFER AT SUCH TIME WILL NOT VIOLATE THE SECURITIES ACT OF 1933, AS AMENDED FROM TIME TO TIME."

(Signatures, etc. omitted)

Depository Trust & Clearing Corp
Board of Directors

NAME	POSITION
Robert Druskin	Executive Chairman, DTCC
Michael C. Bodson	President and Chief Executive Offer, DTCC; President and Chief Executive Officer of DTC, FICC and NSCC
Mark Alexander	Chief Information Officer and Head of Technology and Operations for Global Wealth and Investment Management, Bank of America Merrill Lynch
Christopher Concannon	Partner and Executive Vice President, Virtu Financial LLC
Stephen C. Daffron	Managing Director and Global Head of Operations, Technology and Data, Morgan Stanley
Darryll Hendricks	Head of Risk Strategy, UBS Non-Core and Legacy
Jonathan W. Hitchon	Managing Director and Co-Head, Markets Prime Finance, Deutsche Bank Securities Inc.
Lori Hricik	Former Chief Executive Officer and Head of JPMorgan Treasury Services
Cynthia Meyn	Executive Vice President and Senior Operations Manager, PIMCO
John C. Parker	Executive Vice President and President of the Business Services Group, Wells Fargo Advisers, LLC
Louis G. Pastina	Executive Vice President of NYSE Operations, NYSE Euronext
Derek A. Ross	Former Partner, Deloitte U.K.
Neeraj Sahai	Managing Director, Global Business Head – Securities and Fund Services, Citi
Brian T. Shea	President, Investment Serivces, and Head of Global Operations and Technology, BNY Mellon and Chairman, Pershing LLC, a BNY Mellon company
Gary H. Stern	Former President and Chief Executive Officer, Federal Reserve Bank of Minneapolis
Robin A. Vince	Chief Operating Officer, Goldman Sachs International, Global Head of Operations

Depository Trust & Clearing Corp
Senior Management Team

NAME	POSITION
Robert Druskin	Executive Chairman
Michael C. Bodson	Preisdent and Chief Executive Officer
Noel Donohoe	Executive Managing Director and Group Chief Risk Officer
Robert Garrison	Chief Information Officer

Andrew I. Gray	Managing Director, Core Business Management
Ellen Fine Levine	Managing Director, Chief Financial Officer and Treasurer
Anthony Portannese	Managing Director, Human Resources
Larry E. Thompson	Managing Director and General Counsel
Donna M. Milrod	Managing Director and Chief Administrative Officer

Exhibit D

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 1
Amendment to Application for Registration as a National Securities Exchange

National Stock Exchange, Inc.

Exhibit D

Exhibit Request:

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist of, at a minimum, a balance sheet and income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Response:

A.	NSX Securities, LLC	Pursuant to Exchange Act Rule 17a-5, NSX Securities, LLC is required to submit annual financial statements directly to the Commission.
B.	CBOE Holdings, Inc.	Pursuant to Exchange Act Rule 6a-2, CBOE Holdings, Inc. is required to submit annual financial statements directly to the Commission.
C.	Chicago Board Options Exchange, Incorporated	Pursuant to Exchange Act Rule 6a-2, the Chicago Board Options Exchange, Incorporated is required to submit annual financial statements directly to the Commission.
D.	C2 Options Exchange, Incorporated	Pursuant to Exchange Act Rule 6a-2, the C2 Options Exchange, Incorporated is required to submit annual financial statements directly to the Commission.
E.	The Options Exchange, Incorporated	Pursuant to Exchange Act Rule 6a-2, The Options Exchange, Incorporated is required to submit annual financial statements directly to the Commission.

F.	DerivaTech Corporation	Pursuant to Exchange Act Rule 6a-2, DerivaTech Corporation is required to submit annual financial statements directly to the Commission.
G.	CBOE, LLC	Pursuant to Exchange Act Rule 6a-2, CBOE, LLC is required to submit annual financial statements directly to the Commission.
H.	OneChicago, LLC	Pursuant to Exchange Act Rule 6a-2, OneChicago, LLC is required to submit annual financial statements directly to the Commission.
I.	Signal Trading Systems, LLC	Pursuant to Exchange Act Rule 6a-2, Signal Trading Systems, LLC is required to submit annual financial statements directly to the Commission.
J.	Market Data Express, LLC	Pursuant to Exchange Act Rule 6a-2, Market Data Express, LLC is required to submit annual financial statements directly to the Commission.
K.	CBOE Stock Exchange, LLC	Pursuant to Exchange Act Rule 6a-2, CBOE Stock Exchange, LLC is required to submit annual financial statements directly to the Commission.
L.	Chicago Options Exchange Building Corporation	Pursuant to Exchange Act Rule 6a-2, the Chicago Options Exchange Building Corporation is required to submit annual financial statements directly to the Commission.
M.	CBOE Futures Exchange, LLC	Pursuant to Exchange Act Rule 6a-2, the CBOE Futures Exchange, LLC is required to submit annual financial statements directly to the Commission.
N.	The Consolidated Tape Association	Pursuant to Exchange Act Rule 6a-2, The Consolidated Tape Association is required to submit annual financial statements directly to the Commission.
O.	Depository Trust and Clearing Corporation ("DTTC")	Pursuant to Exchange Act Rule 6a-2, the DTTC is required to submit annual financial statements directly to the Commission.

Exhibit I

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 1
Amendment to Application for Registration as a National Securities Exchange

National Stock Exchange, Inc.

Exhibit I

Exhibit Request:

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Response:

Exhibit I1 - NSX Consolidated Financial Statements and Report of Independent Certified Public Accountants


Grant Thornton

Consolidated Financial Statements and Report of Independent Certified Public Accountants

National Stock Exchange, Inc. and Subsidiary

December 31, 2012 and 2011

Contents



Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
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GrantThornton.com
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REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
National Stock Exchange, Inc. and Subsidiary

We have audited the accompanying consolidated financial statements of National Stock Exchange, Inc. and Subsidiary (the Exchange), which comprise the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive loss, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.



We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Stock Exchange, Inc. and Subsidiary as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Chicago, Illinois
July 31, 2013

National Stock Exchange, Inc. and Subsidiary
CONSOLIDATED BALANCE SHEETS
December 31,

ASSETS	2012	2011
CURRENT ASSETS		
Cash and cash equivalents	$ 1,381,543	$ 4,947,249
Accounts receivable	1,084,771	1,188,691
Accrued income receivable	1,228,839	1,711,636
Prepaid expenses and other current assets	863,540	642,716
Total current assets	4,558,693	8,490,292
SECURITIES AVAILABLE-FOR-SALE	358,669	892,300
PROPERTY AND EQUIPMENT, NET	3,347,652	2,559,631
OTHER ASSETS		
Restricted cash	371,971	371,971
Prepaid expenses - long-term	779,607	140,556
Deposits and other assets	95,000	95,000
Total other assets	1,246,578	607,527
TOTAL ASSETS	$ 9,511,592	$ 12,549,750

National Stock Exchange, Inc. and Subsidiary
CONSOLIDATED BALANCE SHEETS - CONTINUED
December 31,

LIABILITIES AND SHAREHOLDERS' EQUITY	2012	2011
CURRENT LIABILITIES		
Accounts payable	$ 971,368	$ 1,989,394
Section 31 fees payable	1,103,434	1,813,754
Accrued current liabilities	443,276	179,555
Current portion of capital lease obligation	775,254	-
Unearned income	48,500	34,500
Total current liabilities	3,341,832	4,017,203
CAPITAL LEASE OBLIGATION, LESS CURRENT PORTION	1,887,905	-
TOTAL LIABILITIES	5,229,737	4,017,203
SHAREHOLDERS' EQUITY		
Capital	750,010	750,010
Additional paid-in capital	27,352,226	27,352,226
Accumulated other comprehensive income	10,884	7,894
Retained deficit	(23,831,265)	(19,577,583)
Total shareholders' equity	4,281,855	8,532,547
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 9,511,592	$ 12,549,750

The accompanying notes are an integral part of these statements.

National Stock Exchange, Inc. and Subsidiary
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
Years ended December 31,

	2012	2011
Operating revenue		
Liquidity taker fees	$16,625,126	$31,549,934
Consolidated tape, net	5,411,448	6,585,740
Dues, fees, and other charges	1,507,051	624,118
Gross operating revenue	23,543,625	38,759,792
Cost of revenue		
Liquidity provider rebates	10,452,384	24,075,054
Brokerage, clearance, and exchange fees	202,224	261,615
Total cost of revenue	10,654,608	24,336,669
Gross margin	12,889,017	14,423,123
Operating expenses		
Employee compensation and benefits	7,458,011	11,139,382
Professional and other outside services	1,110,671	1,529,504
Computer operations and data communications	3,353,468	2,949,372
Depreciation and amortization	1,376,716	2,603,857
Equipment leases	-	123,912
Occupancy costs	2,806,146	2,571,121
General and administrative	890,255	554,474
Total operating expenses	16,995,267	21,471,622
Net operating loss	(4,106,250)	(7,048,499)
Other income and loss		
Interest and other income	73,441	3,061,548
Interest expense	(40,931)	-
Loss on disposal of assets	(167,845)	(4,116)
Net realized (loss) gain on sale of investments	(12,097)	9,322
Total other (loss) income	(147,432)	3,066,754
Net loss before income taxes	(4,253,682)	(3,981,745)
Income tax expense	-	23,752
NET LOSS	(4,253,682)	(4,005,497)
Other comprehensive income (loss)		
Change in unrealized gain on securities available-for-sale, net of income taxes	2,990	(18,155)
COMPREHENSIVE LOSS	$ (4,250,692)	$ (4,023,652)

The accompanying notes are an integral part of these statements.

National Stock Exchange, Inc. and Subsidiary
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31,

	Capital	Accumulated additional paid-in capital	Other comprehensive income	Retained deficit	Total shareholders' equity
Balance at January 1, 2011	$ 750,010	$24,346,767	$ 26,049	$(15,572,086)	$ 9,550,740
Net loss	-	-	-	(4,005,497)	(4,005,497)
Other comprehensive income					
Change in unrealized gain on securities available-for-sale, net of income taxes	-	-	(18,155)	-	(18,155)
Capital contribution	-	3,005,459	-	-	3,005,459
Balance at December 31, 2011	750,010	27,352,226	7,894	(19,577,583)	8,532,547
Net loss	-	-	-	(4,253,682)	(4,253,682)
Other comprehensive income					
Change in unrealized gain on securities available-for-sale, net of income taxes	-	-	2,990	-	2,990
Balance at December 31, 2012	$750,010	$27,352,226	$ 10,884	$(23,831,265)	$ 4,281,855

The accompanying notes are an integral part of these statements.

National Stock Exchange, Inc. and Subsidiary
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31,

	2012	2011
Cash flows from operating activities		
Net loss	$(4,253,682)	$(4,005,497)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation and amortization on property and equipment	1,376,716	2,603,857
Amortization on securities available-for-sale	-	(8,506)
Loss on disposal of assets	167,845	4,116
Net realized loss (gain) on sales of investments	12,097	(9,322)
Changes in operating assets and liabilities		
Accounts receivable, net	103,920	90,684
Due from affiliate	-	835,332
Accrued income receivable	482,797	299,972
Prepaid expenses, deposits, and other assets	240,202	(161,493)
Accounts payable	(1,018,026)	772,906
Section 31 fees payable	(710,320)	(356,207)
Accrued liabilities	263,721	(2,928,514)
Unearned income	14,000	34,500
Net cash used in operating activities	(3,320,730)	(2,828,172)
Cash flows from investing activities		
Purchases of securities available-for-sale	-	(3,389,286)
Proceeds from sales or maturities of securities available-for-sale	524,524	5,042,919
Purchases of property and equipment	(331,644)	(267,558)
Net cash provided by investing activities	192,880	1,386,075
Cash flows from financing activities		
Principal payments on capital obligation	(437,856)	-
Capital contribution	-	3,005,459
Net cash (used in) provided by financing activities	(437,856)	3,005,459
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(3,565,706)	1,563,362
Cash and cash equivalents at beginning of year	4,947,249	3,383,887
Cash and cash equivalents at end of year	$ 1,381,543	$ 4,947,249
Non-cash financing activities		
Property and equipment financed through capital lease	$ 2,000,938	$ -
Prepaid expenses financed through capital lease	1,100,077	-
Supplemental cash flow information		
Cash paid during the period for income taxes	$ -	$ 23,752
Cash paid during the period for interest	40,931	-

The accompanying notes are an integral part of these statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.

Description of Business

National Stock Exchange, Inc. (NSX) is a for-profit Delaware corporation that operates as a registered national securities exchange to facilitate the trading of equity products. NSX Securities, LLC (Securities) is a for-profit Delaware corporation that is a registered broker-dealer in securities under the Securities Exchange Act of 1934 (the Act).

On December 30, 2011, NSX's parent holding company, NSX Holdings, Inc. (Holdings), transferred all of the outstanding capital stock of NSX to CBOE Stock Exchange, LLC (CBSX) pursuant to the terms of a Stock Purchase Agreement (as amended, the Agreement) among the parties dated September 28, 2011 (such transfer of stock and related transactions, collectively, the Transaction). As a result of the Transaction, CBSX became the direct, 100% parent company of NSX. The consolidated financial statements have been presented on a historical cost basis without a step-up in basis related to the Transaction.

Basis of Presentation

The consolidated financial statements include the accounts of NSX and its wholly owned subsidiary, Securities (collectively, the Exchange).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates include the valuation of deferred income taxes and certain accrued liabilities.

Revenue Recognition

The Exchange recognizes revenue on a trade-date basis. In addition, certain fees are billed to equity trading permit holders (Members) prior to the service period. These fees are recorded as unearned income on the consolidated balance sheets.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments maturing within three months of the purchase date.

Restricted Cash

Restricted cash consists of cash held in escrow accounts due to lessor requirements.

Securities Available-for-Sale

The Exchange classifies all debt instruments and equity securities with determinable fair values as trading, held-to-maturity or available-for-sale. Securities available-for-sale are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a component of comprehensive income. The Exchange has classified all of its debt and equity securities as available-for-sale, based on the Exchange's intentions. Net unrealized gains and losses on securities available-for-sale, net of deferred taxes, are reported as part of other comprehensive income, which is a separate component of shareholders' equity.

Realized gains and losses on the disposal of investment securities are based on the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method. Declines in the fair value of securities below their cost deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, the Exchange considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Exchange to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Accounts Receivable

The majority of the accounts receivable balances are amounts due from Members related to their transactions executed on the Exchange. The majority of the accounts receivable are generally collected within a few days of the following month. The Exchange determines its allowance for doubtful accounts by considering several factors, including the length of time accounts receivable are past due and the Member's current ability to pay its obligation to the Exchange. The Exchange writes off accounts receivable when they become uncollectible.

Accrued Income Receivable

The majority of accrued income receivable represents money due from the tape associations for market data revenue earned for trades executed and quotes displayed on the Exchange.

Property and Equipment

Furniture and equipment are recorded at historical cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the individual assets or the lease term, which range from three to 10 years. The Exchange capitalizes assets with a cost basis greater than $500 and a useful life of at least one year.

Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future consequences attributable to (1) the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, (2) tax operating losses, and (3) tax credit carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded. The Exchange applied the guidance to all tax positions for which the statute of limitations remained open. As of December 31, 2012, the open tax years are 2009 through 2012. As of December 31, 2012 and 2011, the Exchange had no material unrecognized federal or state tax benefits. There have been no material changes in unrecognized tax benefits during the current year. The Exchange did not have any material amounts accrued for interest and penalties at December 31, 2012 or 2011. Interest or penalties on income taxes, if incurred, are recognized on the consolidated statements of operations and comprehensive loss.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of a business enterprise from non-member/shareholder transactions impacting shareholders' equity. Comprehensive income (loss) includes net income and other changes in shareholders' equity, which are not included in the consolidated statements of income and are reported as a separate component of equity. For the years ended December 31, 2012 and 2011, other comprehensive income (loss) includes only the change in unrealized gains on available-for-sale investment securities, net of income taxes, and is summarized as follows:

	2012	2011
Unrealized losses on available-for-sale investment securities arising during the year	$ (9,107)	$ (8,833)
Reclassification adjustment for gains realized in net income	12,097	(9,322)
Net change in accumulated other comprehensive income	$ 2,990	$(18,155)

Fair Value of Financial Instruments

The carrying values of financial instruments included in assets and liabilities are reasonable estimates of their fair values. The carrying value of cash and cash equivalents approximates fair value. The fair values of investment securities are estimated based on current quoted market prices. The carrying amount of accounts receivable and accounts payable approximates fair value due to the short-term nature of these items.

The Exchange defines fair value as the amount to be received to sell an asset, or relieve a liability, in an orderly transaction with market participants at the reporting date.

A three-tiered hierarchy of inputs was established to classify fair value measurements for disclosure purposes. The fair value hierarchy is based on whether the inputs to the valuation techniques are observable or unobservable, giving the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The Exchange has classified its financial instruments into the following three levels of the fair value hierarchy:

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active and model-derived valuations having inputs that are observable or having significant value drivers are observable.

Level 3 - Instruments having significant value drivers that are unobservable.

U.S. government treasury and agency securities are valued using available, observable market information through processes such as benchmark curves, market quotations of similar securities, sector groupings and matrix pricing.

Software

The Exchange capitalizes certain costs incurred in the development of internal-use software, including external direct material and service costs, employee payroll, and payroll-related costs. This software is amortized over the estimated useful life of the individual assets, which is estimated to be five years.

Reclassifications

Certain prior-year amounts have been reclassified to conform to the current-period presentation.

NOTE B - REVENUE

Significant revenues are derived from displayed quotes and executed share volumes on the Exchange and include liquidity taker fees, market data revenues from tape associations and regulatory transaction fees. Revenues are offset by liquidity provider rebates, market data rebates and Section 31 fees.

Revenue and cost of revenue for the years ended December 31, 2012 and 2011, are summarized as follows:

	2012	2011
Liquidity taker fees	$ 16,625,126	$ 31,549,934
Liquidity provider rebates	(10,452,384)	(24,075,054)
Market data revenue	5,831,411	7,249,278
Market data rebates	(419,963)	(663,538)
Regulatory transaction fee revenue	3,728,083	6,392,758
Section 31 fees	(3,727,985)	(6,392,495)
Order delivery quotation and notification fees	646,426	-
Net outbound, clearing and settlement charges	658,303	362,240
Gross margin	$ 12,889,017	$ 14,423,123

Net market data revenue represented 41.98% and 45.66% of total gross margin for the years ended December 31, 2012 and 2011, respectively. Net liquidity revenue represented 47.89% and 51.83% of total gross margin for the years ended December 31, 2012 and 2011, respectively.

Market data revenue for the years ended December 31, 2012 and 2011, is summarized as follows:

	2012	2011
NYSE listed	$2,231,989	$3,115,489
AMEX listed	1,774,729	1,596,032
NASDAQ listed	1,824,693	2,537,757
Total market data revenue	$5,831,411	$7,249,278

NOTE C - CASH AND CASH EQUIVALENTS

Cash and cash equivalents as of December 31, 2012 and 2011, are summarized as follows:

	2012	2011
Operating cash with bank	$1,247,597	$2,501,286
Money market funds and investments maturing within three months	133,946	2,445,963
Total cash and cash equivalents	$1,381,543	$4,947,249

NOTE D - RESTRICTED CASH

For the years ended December 31, 2012 and 2011, restricted cash includes $371,971 of money market funds that serve as collateral securing a letter of credit provided by Fifth Third Bank to guarantee payments under an operating lease.

NOTE E - SECURITIES AVAILABLE-FOR-SALE

Securities available-for-sale consists of obligations of the U.S. government or its agencies. A summary of securities available-for-sale by maturity date is as follows:

	2012		
	Amortized cost	Net unrealized gains (losses)	Estimated fair value
Due within one year	$159,644	$10,901	$170,545
Due one year through five years	188,141	(17)	188,124
Total	$347,785	$10,884	$358,669

	2011		
	Amortized cost	Net unrealized (losses) gains	Estimated fair value
Due within one year	$106,004	$ (4,137)	$101,867
Due one year through five years	778,402	12,031	790,433
Total	$884,406	$ 7,894	$892,300

The unrealized gains or losses for the years ended December 31, 2012 and 2011, are as follows:

	2012	2011
Gross unrealized gains	$12,146	$14,496
Gross unrealized losses	(1,262)	(6,602)
Net unrealized gains	$10,884	$ 7,894

The tables below indicate the length of time individual securities have been in a continuous unrealized loss position at December 31, 2012 and 2011:

	Less than 12 months		Greater than 12 months	
	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses
December 31, 2012				
U.S. government	$122,268	$(1,262)	$ -	$ -
Total	$122,268	$(1,262)	$ -	$ -
December 31, 2011				
U.S. government	$ 56,728	$ (342)	$ -	$ -
U.S. government agencies	392,588	(6,260)	-	-
Total	$449,316	$(6,602)	$ -	$ -

The securities detailed in the tables above represent 34% and 50% of the securities available-for-sale as of December 31, 2012 and 2011, respectively. The unrealized losses on the Exchange's investments in U.S. government and U.S. government agencies securities were caused by changes in interest rates. The contractual terms of these investments do not permit the issuers to settle the securities at a price less than the amortized cost of the investment at maturity. Because the Exchange has the ability and intent to hold these investments until a recovery of fair value, which may be at maturity, the Exchange does not consider these investments to be other than temporarily impaired at December 31, 2012 and 2011.

NOTE F - FAIR VALUE OF FINANCIAL INSTRUMENTS

The following tables present the fair value hierarchy of those assets and liabilities measured at fair value as of December 31:

	2012			
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents				
Money market funds	$ -	$133,946	$ -	$133,946
Restricted cash				
Money market funds	-	371,971	-	371,971
Securities available-for-sale				
U.S. government	-	358,669	-	358,669
Total	$ -	$864,586	$ -	$864,586

	2011			
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents				
Money market funds	$ -	$2,445,963	$ -	$2,445,963
Restricted cash				
Money market funds	-	371,971	-	371,971
Securities available-for-sale				
U.S. government	-	499,712	-	499,712
U.S. government agencies	-	392,588	-	392,588
Total	$ -	$3,710,234	$ -	$3,710,234

NOTE G - ACCOUNTS RECEIVABLE

Accounts receivable as of December 31, 2012 and 2011, are summarized as follows:

	2012	2011
Liquidity transaction fees	$ 221,141	$ 833,367
Regulatory transaction fees	213,592	271,100
Notification and quote update fees	479,917	-
Other receivables	170,121	84,224
Total accounts receivable	$1,084,771	$1,188,691

NOTE H - PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2012 and 2011, are summarized as follows:

	2012	2011
Computer and operations equipment	$ 3,615,296	$ 4,694,432
Office furniture and equipment	2,012,228	1,990,342
Leasehold improvements	1,023,175	1,023,175
Capital leased equipment	2,000,938	-
Software and NSX BLADE development	8,227,199	8,255,549
Total cost of property and equipment	16,878,836	15,963,498
Less accumulated depreciation and amortization	(13,531,184)	(13,403,867)
Total property and equipment, net	$ 3,347,652	$ 2,559,631

Effective January 1, 2010, the Exchange vacated a portion of the Chicago office space. The net book value of $84,878 relating to office furniture was written off as of December 31, 2011. In 2012, the Exchange relocated its data center from Carlstadt, New Jersey, to Secaucus, New Jersey. For the year ended December 31, 2012, $1,417,245 of equipment related to the move was written off, resulting in a loss of $167,845.

During 2012, the Exchange entered into various capital lease obligations totaling $3,101,015, of which $2,000,938 represents leased equipment and $1,100,077 represents prepaid expenses related to the leased equipment.

NOTE I - INCOME TAXES

The provision for income taxes consists of the following for the years ended December 31:

	2012	2011
Federal		
Current	$ -	$ (152,270)
Deferred	(1,478,851)	(767,646)
Total federal	(1,478,851)	(919,916)
State		
Current	-	(34,025)
Deferred	(296,224)	(251,432)
Total state	(296,224)	(285,457)
Total benefit for income taxes before valuation allowance	(1,775,075)	(1,205,373)
Less valuation allowance	(1,775,075)	(1,229,125)
Total income tax expense	$ -	$ 23,752

The net deferred income tax asset as of December 31, 2012 and 2011, consisted of the following:

	2012	2011
Current		
Deferred tax asset	$ 40,989	$ 34,237
Deferred tax liability	(48,387)	(143,953)
Total current deferred tax liability	(7,398)	(109,716)
Non-current		
Deferred tax asset	12,126,117	10,777,164
Deferred tax liability	(1,129,267)	(1,453,071)
Total non-current deferred tax asset	10,996,850	9,324,093
Net deferred income tax asset before valuation allowance	10,989,452	9,214,377
Less valuation allowance	(10,989,452)	(9,214,377)
Net deferred income tax asset	$ -	$ -

The differences between the statutory and the Exchange's effective income tax rate primarily result from the effects of state income taxes, valuation allowance on deferred tax assets and other permanent differences.

Deferred taxes in the accompanying consolidated balance sheets result primarily from differences between financial reporting and tax basis accounting for depreciation and amortization, federal and state tax loss carryforwards, accrued licensing fees and U. S. Securities and Exchange Commission (SEC) administrative order reserves.

For the years ended December 31, 2012 and 2011, the Exchange established a valuation allowance on the net deferred tax asset, as it is more likely than not that these assets will not be realized in the future.

NOTE J - EMPLOYEE RETIREMENT PLANS

The Exchange maintains a defined contribution plan covering all eligible employees of the Exchange. Under the employee plan, the Exchange contributes for each eligible employee a specified percentage of his or her compensation received each year. The related contributions to the plan were $394,008 and $463,208 for the years ended December 31, 2012 and 2011, respectively.

The Exchange has a Supplemental Executive Retirement Plan (the SERP) for certain employees designated as eligible by the Board of Directors. The Exchange contributes annually to the SERP a specified percentage of the participant's total calendar-year compensation that exceeds a limit specified by the Internal Revenue Service Code Section 401(a)(17). The assets of the SERP are the property of the Exchange until they are distributed to the eligible employees or until the employees leave the Exchange. The related expense for the SERP was $53,793 for the year ended December 31, 2011. As a provision of the Stock Purchase Agreement, all SERP balances were paid out and all accounts were closed.

NOTE K - RELATED-PARTY TRANSACTIONS

The Chicago Board Options Exchange (CBOE) is under contract to provide network access to the Exchange's data centers as well as to provide directors and officers liability insurance. Under the agreement, the Exchange pays the CBOE monthly fees for network access and yearly fees for insurance premiums.

The Exchange incurred the following expenses with the CBOE for the years ended December 31, 2012 and 2011:

	2012	2011
Network access	$132,000	$ -
Directors and officers insurance	53,226	-
Total	$185,226	$ -

Accounts payable to the CBOE as of December 31, 2012 and 2011, was $44,000 and $-0-, respectively.

NOTE L - CONTRACTUAL OBLIGATIONS

Future minimum payments under non-cancelable contractual obligations in the aggregate, in effect as of December 31, 2012, are as follows:

Years ending December 31,	Capital leases	Operating leases
2013	$ 820,637	$1,366,556
2014	820,637	1,118,812
2015	820,637	1,151,526
2016	338,273	1,160,942
2017	-	803,558
2018 and thereafter	-	125,724
Total minimum lease payments	2,800,184	$5,727,118
Less amount representing interest	137,025	
Net minimum lease payments	2,663,159	
Less current maturities of capital lease obligations	775,254	
Long-term capital lease obligations	$1,887,905	

In 2012, the Exchange entered into various non-cancellable capital leases totaling $3,101,015 related to the data center relocation (note H). These leases expire at various months throughout 2016.

Rent expense for the years ended December 31, 2012 and 2011, is as follows:

	2012	2011
Office rent	$ 734,070	$ 726,046
Hosting site	1,997,723	1,792,236
Total	$2,731,793	$2,518,282

NOTE M - SEVERANCE COSTS

During 2011, in accordance to the Agreement, five senior officers of the Exchange, the Chief Executive Officer, the Chief Operating Officer, the Chief Legal Officer, the Chief Strategy Officer and the Vice President of Business Development, were severed as of the closing of the Transaction (note A) and paid severance in the amount of $2,875,000.

NOTE N - OTHER INCOME

Market Data Revenue Recoveries

The tape associations occasionally recover revenues from prior periods that were uncollected in those periods. The Exchange, as a participant in the tape associations plans, receives a share of the distribution for these back-billed revenue recoveries.

For the years ended December 31, 2012 and 2011, such recoveries totaled $21,314 and $71,138, respectively, and were included in interest and other income on the accompanying consolidated statements of operations and comprehensive loss.

Exchange Traded Funds (ETFs)

In prior years, the Exchange entered into various agreements to pay royalties or "license fees" related to unlisted trading privilege (UTP) trading of ETFs. In particular, in the past, certain creators of index-based ETFs took the position that UTP trading of these ETFs may not lawfully occur without the payment of license fees to the ETFs' creator or the operator of their underlying index. In 2011, the Exchange reduced the accrual balance in the amount of $2,568,545. This balance is reflected in other income on the accompanying consolidated statements of operations and comprehensive loss.

NOTE O - CUSTOMER CONCENTRATION, RISKS AND UNCERTAINTIES

The Exchange's ability to manage its liquidity position is dependent upon its capacity to increase and diversify its revenues, volumes and customer base.

A significant amount of revenues are generated from three customers representing 79% and 81% of the liquidity providing order flow and four customers representing 43% and 45% of the liquidity taking order flow for 2012 and 2011, respectively. The loss of order flow from any of these customers would expose the Exchange to significant risks.

An investigation by the SEC was opened in May 2012 in connection with certain trading activity on the Exchange in 2011. The specific subject matter or target of the investigation has not been identified. To date, Exchange management has responded to all requests for information and documentation, and is unable to predict the outcome of this investigation or its potential impact.

NOTE P - SUBSEQUENT EVENTS

The Exchange's management has evaluated subsequent events though July 31, 2013, the issuance date of the consolidated financial statements for the year ended December 31, 2012.

Exhibit J

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 1
Amendment to Application for Registration as a National Securities Exchange

National Stock Exchange, Inc.

Exhibit J

Officers, Directors, Members of Standing Committees
(from June 30, 2012 through Present)

Officers:

David F. Harris	Director, Chairman, & Chief Executive Officer Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
Francis Corcoran	President, Chief Administrative Officer Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
David Reed	Chief Operating Officer Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
Bruce Kulback	Chief Information Officer Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
Susan Ameel	Chief Regulatory Officer, Regulation Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
Jeremy Sanchez	Chief Compliance Officer Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
Michael Serafin	Vice President, Client Services Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.

Philip M. Pinc	Vice President, Counsel and Secretary Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
James Buckley	Senior Regulatory Counsel, Regulation Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
Francis Paulino	Vice President, Business Development Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.

Former Officers:

Paul Smith	Acting Regulatory Officer Ceased Employment October 26, 2012. Former Employee of the Exchange.
Kenneth A. Hanson	Vice President, Finance Ceased Employment May 31, 2012. Former Employee of the Exchange.
Christopher Solgan	Senior Regulatory Counsel, Regulation Ceased Employment May 10, 2013. Former Employee of the Exchange.
Wendy Fumagalli	Vice President, Finance and Accounting Ceased Employment June 11, 2013. Former Employee of the Exchange.

Officers, Directors, Members of Standing Committees
(from June 30, 2012 through Present)

Directors:

David F. Harris	Director, Chairman and Chief Executive Officer. Service commenced December 30, 2011 and current term expires at the Exchange's next Annual Meeting. CEO Director.
Craig Drill	Director. Service commenced December 30, 2011 and current term expires at the Exchange's next Annual Meeting. Non-Industry/Independent Director.
John Faso	Director. Service commenced December 30, 2011 and current term expires at the Exchange's next Annual Meeting. Non-Industry/Independent Director.
Kathleen Hamm	Director. Service commenced February 10, 2012 and current term expires at the Exchange's next Annual Meeting. Non-Industry/Independent Director.
Gordon Martin	Director. Service commenced on December 31, 2012 and expires at the Exchange's next Annual Meeting. Industry Director.
Thomas O'Mara	Director. Service commenced December 30, 2011 and current term expires at the Exchange's next Annual Meeting. ETP Holder Director.
Jeffrey Brown	Director. Service commenced December 31, 2012 and current term expires at the Exchange's next Annual Meeting. ETP Holder Director.
Antoine Shagoury	Director. Service commenced February 10, 2012 and current term expires at the Exchange's next Annual Meeting. Non-Industry/Independent Director.
Michael Szymanski	Director. Service commenced December 30, 2011 and current term expires at the Exchange's next Annual Meeting. Non-Industry/Independent Director.
Gerald T. O'Connell	Director. Service commenced on March 27, 2012 and current term expires at the Exchange's next Annual Meeting. Industry Director.

Former Directors:

John Procopion	Service commenced on December 31, 2010 and expired December 31, 2012. Former ETP Holder Director.
Patrick Faye	Service commenced December 30, 2011 and expired on February 10, 2012. Former Industry Director.
Edward Provost	Service commenced February 10, 2012 and expired on March 27, 2012. Former Industry Director.

Exchange Committees

Executive Committee
Current Members
David Harris (Chairman), term commenced 2/10/12
Thomas O'Mara, term commenced 2/10/12
John Faso, term commenced 2/10/12
Kathleen Hamm, term commenced 2/10/12
Gerald T. Connell, term commenced 6/28/12

Executive Compensation Committee
Current Members
Antoine Shagoury (Chairman), term commenced 2/10/12
Craig Drill, term commenced 2/10/12
Michael Szymanski, term commenced 2/10/12

Governance & Nominating Committee
Current Members
John Faso (Chairman), term commenced 2/10/12
David Harris, term commenced 2/10/12
Craig Drill, term commenced 2/10/12
Jeffrey Brown, service commenced 03/27/13
Former Members
John Procopion, term ended 12/31/12

ETP Holder Director Nominating Committee
Current Members
Thomas O'Mara (Chairman), term commenced 12/30/11
Jeffrey Brown, service commenced 03/27/13
Andrew O'Hara, service commenced 03/27/13
Former Members
John Procopion, term ended 12/31/12Jeffery Shaw, term ended 03/27/13

Audit Committee
Current Members
Michael Szymanski (Chairman), term commenced 2/10/12
John Faso, term commenced 2/10/12
Antoine Shagoury, term commenced 2/10/12

Regulatory Oversight Committee
Current Members
Kathleen Hamm (Chairwoman), term commenced 2/10/12
John Faso, term commenced 2/10/12
Michael Szymanski, term commenced 2/10/12

Business Conduct Committee
Current Members
Elizabeth H. Baird, term commenced 6/28/12
Richard Y. Roberts, term commenced 6/28/12
Anthony Seisser, term commenced 6/28/12

Appeals Committee
Current Members
Jeffrey Brown, service commenced 03/27/13
Thomas O'Mara, term commenced 2/10/12
Craig Drill, term commenced 2/10/12
Former Members
John Procopion, term ended 12/31/12

Exhibit K

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 1
Amendment to Application for Registration as a National Securities Exchange

National Stock Exchange, Inc.

Exhibit K

Exhibit Request:

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. **Full legal name;**
2. **Title or Status;**
3. **Date title or status was acquired;**
4. **Approximate ownership interest; and**
5. **Whether the person has control, a term that is defined in the instructions to this Form.**

Response:

Full Legal Name	Status	Date Acquired	Ownership Interest	Whether the person has control
CBOE Stock Exchange, LLC	Parent	December 31, 2011	100%	Yes

Exhibit M

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 1
Amendment to Application for Registration as a National Securities Exchange

National Stock Exchange, Inc.

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. **Name,**

2. **Date of election to membership or acceptance as a participant, subscriber or other user,**

3. **Principal business address and telephone number,**

4. **If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),**

5. **Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and**

6. **The class of membership, participation or subscription or other access.**

Response:

As of August 28, 2013, the Exchange has 66 Equity Trading Permit ("ETP") Holders. All 66 have all been approved for the following respective activities and functions on or through the facilities of the Exchange:

Market Makers	0
Users	66

Exhibit M1 - ETP Holders of the Exchange as of August 28, 2013

M1

	ETP Applicant	CRD #	Membership Approval Date	Status Effective Date	Address Line 1	Address Line 2	Phone
1	ABN Amro Clearing Chicago LLC	14020	02/12/07	02/12/07	175 West Jackson Blvd., Suite 400	Chicago, IL 60604	(312) 604-8020
2	Apex Clearing Corporation	13071	06/06/12	06/06/12	1700 Pacific Avenue	Dallas TX, 75201	(312) 444-8707
3	Archipelago Securities L.L.C.	102500	05/11/07	05/11/07	100 South Wacker Drive, Suite 1800	Chicago, IL 60606	(312) 442-7142
5	Barclays Capital Inc.	19714	04/04/07	04/04/07	745 7th Avenue	New York, NY 10019	(212) 526-6967
6	BATS Trading, Inc.	136734	03/09/06	03/09/06	8050 Marshall Drive, Suite 120	Lenexa, KS 66214	(913) 815-7113
7	Bloomberg Tradebook LLC	40881	10/30/07	10/30/07	731 Lexington Avenue	New York, NY 10022	(212) 617-3917
8	Blue Fire Capital, LLC	144831	10/30/08	10/30/08	311 S. Wacker Drive, Suite 2000	Chicago, IL 60606	(312) 242-0562
9	BMO Capital Markets Corp.	16686	12/14/06	12/14/06	3 Times Square	New York, NY 10036	(212) 605-1646
11	BNP Paribas Prime Brokerage, Inc.	24962	07/18/12	07/18/12	787 7th Avenue	New York, NY 10019	(201) 850-5164
10	BNP Paribas Securities Corp.	15794	09/16/08	09/11/08	787 Seventh Avenue	New York, NY 10019	(201) 850-5164
13	Cantor Fitzgerald & Co.	134	11/04/91	03/06/00	110 East 59th Street, 4th Floor	New York, NY 10022	(212) 610-2334
14	Charles Schwab & Co., Inc.	5393	10/24/12	10/24/12	211 Main Street	San Francisco, CA 94105	(415) 667-0897
15	Citadel Securities LLC	116797	07/20/09	07/20/09	131 South Dearborn Street, 32nd Floor	Chicago, IL 60603	(312) 395-3116
16	Citigroup Global Markets Inc.	7059	10/20/06	09/07/89	390-388 Greenwich Street	New York, NY 10013	(718) 248-3532
12	ConvergEx Execution Solutions LLC	35693	04/28/09	04/28/09	1633 Broadway, 48th Floor	New York, NY 10019	(212) 468-7746
17	Cowen and Company, LLC	7616	12/23/08	12/23/08	599 Lexington Avenue, 20th Floor	New York, NY 10020	(212) 201-4855
19	Credit Suisse Securities (USA) LLC	816	02/27/04	02/27/04	11 Madison Avenue, 24th Floor	New York, NY 10010	(212) 538-9635
20	Cuttone & Co., Inc.	33038	12/15/08	12/15/08	111 Broadway, 10th Floor	New York, NY 10006	(646) 943-5410
21	Deutsche Bank Securities Inc.	2525	04/24/07	04/24/07	60 Wall Street	New York, NY 10005	(212) 250-5762
22	Direct Edge ECN LLC	135981	06/02/06	06/02/06	545 Washington Boulevard	Jersey City, NJ 07310	(201) 942-8228
23	Dougall & Associates Inc.	42324	02/11/11	02/11/11	440 S. LaSalle Street	Chicago, IL 60605	(312) 663-2670
25	Electonic Transaction Clearing, Inc.	146122	08/29/08	08/28/08	660 S. Figueroa Street, Suite 1450	Los Angeles, CA 90017	(949) 533-1885
26	Essex Radez LLC	34649	05/03/10	05/03/10	440 S. LaSalle #1111	Chicago, IL 60605	(312) 212-1815
67	First Southwest Company	316		12/31/81	325 N. St. Paul St., Suite 800	Dallas, TX 75201	(214) 953-4053
24	G1 Execution Services, LLC	111528	08/11/97	08/11/97	440 S. LaSalle Street, Suite 3030	Chicago, IL 60605	(312) 986-8359
27	GETCO Execution Services LLC	145021	04/06/10	04/06/10	350 N. Orleans, 3rd Floor South	Chicago, IL 60654	(646) 428-1707
28	Global-American Investments, Inc.	41802	04/20/12	04/20/12	20277 Valley Blvd., Suite A	Walnut, CA 91789	(909) 396-8899
30	Goldman Sachs Execution & Clearing, L.P.	3466	06/29/99	06/29/99	200 West Street	New York, NY 10282	(212) 934-0239
29	Goldman, Sachs & Co.	361	10/25/99	10/25/99	200 West Street	New York, NY 10282	(212) 934-0239
32	HRT Financial LLC	152144	04/07/10	04/07/10	32 Old Slip, 30th Floor	New York, NY 10005	(212) 293-1444
33	ICAP Corporates LLC	2762	03/19/07	03/19/07	Harborside Financial Center, 1100 Plaza Five, 12th Fl.	Jersey City, NJ 07311	(212) 815-7423
34	Instinet, LLC	7897	12/31/81	12/31/81	1095 Avenue of the Americas	New York, NY 10036	(212) 310-9567
35	Interactive Brokers LLC	36418	01/16/95	01/16/95	One Pickwick Plaza, 2nd Floor	Greenwich, CT 06830	(203) 618-5882
36	ITG Inc.	29299	07/03/07	07/03/07	One Liberty Plaza, 165 Broadway, 4th Floor	New York, NY 10006	(212) 444-6342
37	J.P. Morgan Clearing Corp.	28432	02/17/88	10/04/06	Three Chase Metrotech Center	Brooklyn, NY 11245	(212) 648-1407
38	J.P. Morgan Securities LLC	79	07/01/91	02/17/88	383 Madison Avenue	New York, NY 10179	(201) 595-8471
39	Jefferies Execution Services, Inc.	867	06/15/07	06/15/07	520 Madison Avenue, 16th Floor	New York, NY 10022	(212) 284-2449
40	Knight Capital Americas LLC	149823	09/03/09	09/03/09	545 Washington Blvd., 7th Floor	Jersey City, NJ 07310	(201) 356-1705
41	LavaFlow, Inc.	120444	11/17/06	11/17/06	388 Greenwich Street, 29th Floor	New York, NY 10013	(212) 519-8963
	LEK Securities Corp.						
42	Lime Brokerage LLC	104369	09/29/09	09/29/09	625 Broadway, 12th Floor	New York, NY 10012	(212) 824-5577
43	Merrill Lynch Professional Clearing Corp.	16139	02/24/93	08/24/89	One Bryant Park, 6th Floor	New York, NY 10036	(646) 743-1276
44	Merrill Lynch, Pierce, Fenner & Smith Incorporated	7691	08/24/89	02/24/93	222 Broadway	New York, NY 10038	(646) 855-2180
45	Morgan Stanley & Co. LLC	8209	04/04/89	04/04/89	1585 Broadway	New York, NY 10036	(443) 627-6495
46	Nasdaq Execution Services, LLC	7270	11/15/02	11/15/02	One Liberty Plaza, 165 Broadway, 51st Floor	New York, NY 10006	(212) 401-8780
47	National Financial Services LLC	13041	02/11/92	02/11/92	200 Seaport Boulevard	Boston, MA 02210	(817) 474-1106
48	NSX Securities LLC	141378	07/31/08	07/31/08	101 Hudson Street, Suite 1200	Jersey City, NJ 07302	(201) 499-1844
50	Pershing LLC	7560	01/01/95	01/01/95	One Pershing Plaza	Jersey City, NJ 07399	(201) 413-2130
51	RBC Capital Markets, LLC	31194	04/16/08	04/16/08	3 World Financial Center, 200 Vesey St.	New York, NY 10281	(212) 858-7118
52	RGM Securities, LLC	148086	04/27/12	04/27/12	221 West 6th Street, Suite 1225	Austin, TX 78701	(512) 807-5302
53	Sanford C. Bernstein & Co., LLC	104474	12/13/06	12/01/06	1345 Avenue of the Americas	New York, NY 10105	(212) 969-6997
54	Scottrade, Inc.	8206	12/18/98	12/18/98	12800 Corporate Hill Drive	St. Louis, MO 63131	(314) 965-1555
55	Southwest Securities, Inc.	6220	04/04/07	04/04/07	1201 Elm St., Suite 3500	Dallas, TX 75270	(214) 859-6687
56	SpeedRoute LLC	104138	07/21/11	07/21/11	30 Broad Street, 22nd Floor	New York, NY 10005	(917) 359-9168
	Sterling Trader Execution Services, Inc.	159128	04/17/13	04/17/13	225 West Washington Street, Suite 400	Chicago, IL 60606	(312) 346-9600
57	Stock USA Execution Services, Inc	107403	05/02/08	05/02/08	1717 Route 6, Suite 102	Carmel, NY 10512	(800) 874-3039
58	Sun Trading LLC	128491	07/06/11	07/06/11	100 S. Wacker, Suite 300	Chicago, IL 60606	(312) 229-9669
4	Sungard Brokerage & Securities Services, LLC	104162	12/22/06	12/22/06	545 Washington Blvd., 7th Floor	Jersey City, NJ 07310	(201) 499-6132
59	Susquehanna Capital Group	29337	09/22/94	09/22/94	401 City Avenue, Suite 220	Bala Cynwyd, PA 19004	(484) 562-1253
60	Tradebot Systems, Inc.	116571	12/21/12	12/21/12	1251 NW Briarcliff Pkwy, Suite 700	Kansas City, MO 64116	816-285-6416
61	Two Sigma Securities, LLC	148960	02/22/10	02/22/10	100 Avenue of the Americas, 16th Floor	New York, NY 10013	(646) 292-6643
68	UBS Financial Services Inc.	8174		02/24/93	1200 Harbor Boulevard	Weehawken, NJ 07086	(201) 352-8967
62	UBS Securities LLC	7654	08/12/91	08/12/91	677 Washington Boulevard	Stamford, CT 06901	(203) 719-3998
64	Virtu Financial BD LLC	148390	02/03/09	02/03/09	645 Madison Avenue, 16th Floor	New York, NY 10022	(310) 595-2360
63	Virtu Financial Capital Markets LLC	45986	04/15/08	04/11/08	1540 Second Street, 3rd Floor	Santa Monica, CA 90401	(310) 595-2360
65	Wedbush Securities Inc.	877	06/15/04	06/14/04	1000 Wilshire Blvd., Suite 900	Los Angeles, CA 90017	(213) 688-6608
66	Wells Fargo Securities, LLC	126292	06/27/07	06/27/07	One Wells Fargo Center, 301 S. College Street, 8th Floor	Charlotte, NC 28202	(704) 410-2151

Exhibit N

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 1
Amendment to Application for Registration as a National Securities Exchange

National Stock Exchange, Inc.

Exhibit N

Exhibit Request:

Provide a schedule for each of the following:

1. **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**

2. **The securities admitted to UTPs, indicating for each the name of the issuer and a description of the security;**

3. **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g., Rule 12a-6); and**

4. **Other securities traded on the exchange, including for each the name of the issuer and a description of the security.**

Response:

1. Securities listed on the Exchange as of September 5, 2013:

   None.

2. Securities admitted to unlisted trading privileges as of September 5, 2013:

   Exhibit N1

3. Unregistered securities admitted to trading on the Exchange that are exempt from registration under Section 12(a) of the Act as of September 5, 2013:

   None.

4. Other securities traded on the Exchange as of September 5, 2013:

   None.

N1

TICKER
A
AA
AAC
AACC
AACOU
AACOW
AADR
AAIT
AAME
AAN
AAN/A
AAON
AAP
AAPL
AAT
AAU
AAV
AAVX
AAWW
AAXJ
AAp
AB
ABAX
ABB
ABC
ABCB
ABCD
ABCDE
ABCO
ABCS
ABFS
ABG
ABHB
ABI
ABIO
ABM
ABMD
ABR
ABT
ABTL
ABV
ABV/C
ABVA
ABVT
ABWpA
ABWpB
ABX
ACAD
ACAS
ACAT
ACC

TICKER
ACCL
ACCO
ACCU
ACE
ACET
ACFC
ACFN
ACG
ACGL
ACH
ACHC
ACHN
ACI
ACIM
ACIW
ACLS
ACM
ACMP
ACN
ACNB
ACO
ACOM
ACOR
ACP
ACPW
ACRE
ACRX
ACTG
ACTS
ACTV
ACU
ACUR
ACW
ACWI
ACWV
ACWX
ACXM
ACY
ADAT
ADBE
ADC
ADEP
ADES
ADGE
ADI
ADK
ADM
ADNC
ADP
ADRA
ADRD

TICKER
ADRE
ADRU
ADS
ADSI
ADSK
ADTN
ADUS
ADVS
ADX
ADY
ADZ
AE
AEB
AEC
AED
AEE
AEF
AEG
AEGN
AEGR
AEH
AEHR
AEIS
AEK
AEL
AEM
AEO
AEP
AEPI
AEPpA
AER
AERL
AES
AESpC
AET
AETI
AEV
AEY
AEZS
AF
AFA
AFAM
AFB
AFC
AFCB
AFCE
AFE
AFE/CL
AFF
AFFX
AFFY

TICKER
AFG
AFK
AFL
AFOP
AFP
AFQ
AFSI
AFT
AFW
AG
AGA
AGC
AGCO
AGD
AGEM
AGEN
AGEND
AGF
AGG
AGII
AGL
AGLS
AGM
AGM/A
AGN
AGNC
AGNCP
AGO
AGOL
AGOpB
AGOpE
AGOpF
AGP
AGQ
AGRG
AGRO
AGU
AGX
AGYS
AGZ
AH
AHB
AHC
AHGP
AHL
AHLp
AHLpA
AHLpB
AHPI
AHS
AHT

TICKER
AHTpA
AHTpD
AHTpE
AHY
AI
AIA
AIG
AIG/WS
AIM
AIMC
AIN
AINV
AIQ
AIR
AIRM
AIRT
AIT
AIV
AIVpU/CL
AIVpZ
AIXG
AIZ
AJB
AJG
AKAM
AKE
AKN
AKO/A
AKO/B
AKP
AKR
AKRX
AKS
AL
ALB
ALC
ALCO
ALCS
ALD
ALE
ALEX
ALEXw
ALFA
ALG
ALGN
ALGT
ALIM
ALJ
ALK
ALKS
ALL

TICKER	TICKER	TICKER	TICKER	TICKER
ALLB	AMNB	ANR	ARC	ASBI
ALLT	AMOT	ANSS	ARCC	ASCA
ALLYpA	AMOV	ANTH	ARCI	ASCMA
ALLYpB	AMP	ANTP	ARCO	ASEA
ALN	AMPE	ANV	ARCP	ASEI
ALNC	AMPL	ANW	ARCT	ASFI
ALNY	AMPS	ANX	ARCW	ASG
ALOG	AMPpA	AOA	ARCWD	ASG/WD
ALOT	AMRB	AOD	ARDNA	ASGN
ALPpN	AMRC	AOI	ARE	ASH
ALPpO	AMRE	AOK	AREX	ASI
ALPpP	AMRI	AOL	AREpE	ASIA
ALR	AMRN	AOL/WD	ARG	ASM
ALRN	AMRS	AOM	ARGT	ASMI
ALRpB	AMS	AON	ARHpC	ASML
ALSK	AMSC	AONE	ARI	ASNA
ALSN	AMSF	AOR	ARIA	ASP
ALT	AMSG	AOS	ARII	ASPS
ALTE	AMSWA	AOSL	ARIpA	ASR
ALTH	AMT	AP	ARK	ASRV
ALTI	AMTD	APA	ARKR	ASRVP
ALTR	AMTG	APAGF	ARL	ASTC
ALU	AMU	APApD	ARLP	ASTE
ALUM	AMWD	APB	ARMH	ASTI
ALV	AMX	APC	ARN	ASTM
ALVR	AMZN	APCFY	ARNA	ASTX
ALX	AN	APD	ARO	ASUR
ALXA	ANAC	APEI	AROW	ASX
ALXN	ANAD	APF	ARP	ASYS
AM	ANAT	APFC	ARQL	AT
AMAG	ANCB	APH	ARR	ATA
AMAP	ANCI	API	ARR/WS	ATAI
AMAT	ANCX	APKT	ARRS	ATAX
AMBO	AND	APL	ARRY	ATC
AMBT	ANDA	APO	ARRpA	ATE
AMCC	ANDAU	APOG	ARS	ATEA
AMCF	ANDAW	APOL	ARSD	ATEC
AMCN	ANDE	APP	ART	ATHN
AMCX	ANEN	APPY	ARTC	ATHX
AMD	ANF	APPYD	ARTNA	ATI
AME	ANGI	APRI	ARTW	ATK
AMED	ANGL	APSA	ARTX	ATL
AMG	ANGN	APT	ARUN	ATLO
AMGN	ANGO	APTS	ARW	ATLS
AMIC	ANH	APU	ARWR	ATMI
AMID	ANHpA	APWC	ARX	ATML
AMJ	ANHpB	AQ	ARY	ATNI
AMKR	ANIK	AQQ	ASA	ATNY
AMLN	ANLY	ARAY	ASBB	ATO
AMLP	ANN	ARB	ASBC	ATPG
AMM	ANNB	ARBA	ASBCW	ATR

TICKER	TICKER	TICKER	TICKER	TICKER
ATRC	AWH	BAC/WS/B	BBTpA/CL	BDX
ATRI	AWI	BACpB/CL	BBTpB/CL	BEAM
ATRM	AWK	BACpC	BBTpC/CL	BEAMpA
ATRO	AWP	BACpD	BBTpD	BEAMpA/CL
ATRS	AWR	BACpE	BBTpE	BEAT
ATSG	AWRE	BACpH	BBVA	BEAV
ATTU	AWX	BACpI	BBVX	BEBE
ATU	AXAS	BACpJ	BBW	BECN
ATV	AXDI	BACpL	BBX	BEE
ATVI	AXE	BACpU	BBXT	BEEpA
ATW	AXEN	BACpV	BBY	BEEpA/WD
ATX	AXFN	BACpW	BC	BEEpB
AU	AXHE	BACpX	BCA	BEEpB/WD
AUBN	AXID	BACpY	BCBP	BEEpC
AUD	AXIT	BACpZ	BCDS	BEEpC/WD
AUDC	AXJL	BAF	BCE	BELFA
AUMN	AXJS	BAGL	BCEI	BELFB
AUNZ	AXK	BAH	BCF	BEM
AUO	AXL	BAK	BCH	BEN
AUQ	AXMT	BAL	BCM	BERK
AUSE	AXN	BALT	BCO	BEST
AUTH	AXP	BAM	BCOM	BF/A
AUXL	AXR	BAMM	BCOND	BF/B
AUY	AXS	BANC	BCOR	BFED
AUpA	AXSL	BANCL	BCOV	BFIN
AV	AXSpA	BANF	BCPC	BFK
AVA	AXSpC	BANFP	BCR	BFLY
AVAV	AXTE	BANR	BCRX	BFO
AVB	AXTI	BAP	BCS	BFR
AVCA	AXU	BARL	BCSB	BFS
AVD	AXUT	BAS	BCSp	BFSpA
AVEO	AXX	BASI	BCSpA	BFSpB
AVF	AYI	BAX	BCSpC	BFY
AVG	AYN	BBBY	BCSpD	BFZ
AVGO	AYR	BBCN	BCV	BG
AVHI	AYT	BBD	BCX	BGC
AVID	AZC	BBDO	BDC	BGCA
AVII	AZK	BBEP	BDCL	BGCP
AVK	AZN	BBF	BDCS	BGEpB
AVL	AZO	BBG	BDD	BGFV
AVNR	AZPN	BBGI	BDE	BGG
AVNW	AZZ	BBH	BDG	BGMD
AVO	B	BBK	BDGE	BGR
AVP	BA	BBL	BDJ	BGS
AVT	BAA	BBN	BDL	BGSC
AVV	BAB	BBNK	BDMS	BGSCU
AVX	BABS	BBOX	BDN	BGSCW
AVY	BABY	BBRC	BDNpD	BGT
AWAY	BABZ	BBRG	BDNpE	BGX
AWC	BAC	BBSI	BDR	BGY
AWF	BAC/WS/A	BBT	BDSI	BH

TICKER	TICKER	TICKER	TICKER	TICKER
BHB	BKMU	BMTC	BPOPN	BSJD
BHD	BKN	BMTI	BPP	BSJE
BHE	BKOR	BMY	BPS	BSJF
BHI	BKR	BMYp	BPT	BSJG
BHK	BKS	BNA	BPZ	BSJH
BHL	BKSC	BNCL	BQH	BSJI
BHLB	BKT	BNCN	BQR	BSL
BHP	BKU	BND	BQY	BSP
BHV	BKW	BNHN	BR	BSPM
BHY	BKYF	BNJ	BRAF	BSQ
BIB	BKpE	BNNY	BRAQ	BSQR
BICK	BKpF	BNO	BRAZ	BSRR
BID	BLC	BNPC	BRC	BSTC
BIDU	BLDP	BNS	BRCD	BSV
BIDZ	BLDR	BNSO	BRCM	BSX
BIE	BLE	BNY	BRD	BT
BIF	BLH	BOBE	BRE	BSET
BIG	BLIN	BOCH	BREW	BSFT
BIIB	BLJ	BODY	BREpD	BSI
BIK	BLK	BOE	BRF	BSJC
BIL	BLKB	BOFI	BRFS	BTA
BIN	BLL	BOH	BRID	BTAH
BIO	BLMN	BOIL	BRIL	BTAL
BIO/B	BLMT	BOKF	BRIS	BTC
BIOC	BLND	BOLT	BRK/A	BTE
BIOD	BLNG	BOM	BRK/B	BTF
BIOF	BLOX	BONA	BRKL	BTFG
BIOL	BLRX	BOND	BRKR	BTH
BIOS	BLT	BONE	BRKS	BTI
BIP	BLV	BONO	BRLI	BTN
BIRT	BLW	BONT	BRN	BTO
BIRpA	BLX	BOOM	BRO	BTT
BIS	BMA	BOOT	BRP	BTU
BITA	BMC	BORN	BRS	BTUI
BIV	BME	BOS	BRT	BTX
BJK	BMI	BOSC	BRXX	BTZ
BJRI	BMJ	BOTJ	BRY	BUD
BJZ	BMLpG	BOVA	BSAC	BUI
BK	BMLpH	BOX	BSBR	BUND
BKBK	BMLpI	BOXC	BSCC	BUNL
BKCC	BMLpJ	BP	BSCD	BUNT
BKD	BMLpL	BPAX	BSCE	BUR
BKE	BMLpN	BPFH	BSCF	BUSE
BKEP	BMLpO	BPFHW	BSCG	BV
BKEPP	BMLpQ	BPHX	BSCH	BVN
BKF	BMO	BPI	BSCI	BVSN
BKH	BMR	BPK	BSCJ	BVX
BKI	BMRC	BPL	BSCK	BWA
BKJ	BMRN	BPO	BSD	BWC
BKK	BMRpA	BPOP	BSDM	BWEN
BKLN	BMS	BPOPM	BSE	BWF

TICKER	TICKER	TICKER	TICKER	TICKER
BWG	CAE	CBK	CCS/CL	CETV
BWINA	CAF	CBKN	CCSC	CEV
BWINB	CAFE	CBL	CCU	CEVA
BWL/A	CAFI	CBLI	CCUR	CEW
BWLD	CAG	CBLpC	CCVX	CF
BWOW	CAH	CBLpD	CCX	CFBK
BWOWU	CAJ	CBM	CCXE	CFCpA
BWOWW	CAK	CBMX	CCXI	CFCpB
BWP	CAKE	CBMXW	CCZ	CFD
BWS	CALD	CBND	CDE	CFFC
BWV	CALI	CBNJ	CDI	CFFI
BWX	CALL	CBNK	CDII	CFFN
BWZ	CALM	CBOE	CDK	CFI
BX	CALX	CBOU	CDNS	CFK
BXC	CAM	CBP	CDR	CFN
BXDB	CAMP	CBPO	CDRpA	CFNB
BXDC	CAMT	CBR	CDRpB	CFNL
BXG	CANE	CBRL	CDTI	CFP
BXP	CAP	CBRX	CDXS	CFR
BXS	CAR	CBS	CDY	CFT
BXSpA	CARB	CBS/A	CDZI	CFX
BXUB	CART	CBSH	CE	CG
BXUC	CARV	CBST	CEA	CGA
BYD	CARVD	CBT	CEB	CGEI
BYFC	CARZ	CBU	CEBK	CGEIU
BYI	CAS	CBZ	CEC	CGEIW
BYI/WD	CASC	CCA	CECE	CGEN
BYM	CASH	CCBG	CECO	CGI
BZ	CASM	CCC	CEDC	CGNX
BZC	CASS	CCCL	CEDU	CGO
BZF	CASY	CCCLU	CEE	CGR
BZH	CAT	CCCLW	CEF	CGV
BZM	CATM	CCE	CEGpA	CGW
BZMD	CATO	CCF	CEL	CGX
BZQ	CATY	CCFG	CELG	CH
BZT	CAVM	CCG	CELGZ	CHA
BZU	CAW	CCGpA	CELL	CHC
C	CAZA	CCH	CEM	CHC/WS
C/WS/A	CAZAU	CCI	CEMB	CHCI
C/WS/B	CAZAW	CCIH	CEMI	CHCO
CA	CB	CCIX	CEMP	CHD
CAAS	CBAK	CCJ	CENT	CHDN
CAB	CBAN	CCK	CENTA	CHDX
CAC	CBB	CCL	CENX	CHE
CACB	CBBpB	CCM	CEO	CHEF
CACC	CBD	CCMP	CEP	CHEP
CACH	CBE	CCNE	CERE	CHEV
CACI	CBEY	CCO	CERN	CHFC
CAD	CBG	CCOI	CERP	CHFN
CADC	CBI	CCRN	CERS	CHG
CADX	CBIN	CCRT	CET	CHGS

TICKER	TICKER	TICKER	TICKER	TICKER
CHH	CIMT	CM	CNQ	COW
CHI	CINF	CMA	CNQR	COWL
CHIE	CIR	CMA/WS	CNR	COWN
CHII	CIS	CMBS	CNS	COWS
CHIM	CISG	CMC	CNSL	COY
CHIQ	CIT	CMCO	CNTF	CP
CHIX	CITZ	CMCSA	CNTR	CPA
CHK	CIU	CMCSK	CNTY	CPAC
CHKE	CIX	CMD	CNW	CPAH
CHKM	CIZN	CME	CNX	CPB
CHKP	CJES	CMF	CNY	CPBC
CHKR	CJJD	CMFO	CNYD	CPE
CHKpD	CK	CMG	CO	CPER
CHL	CKEC	CMI	COBK	CPF
CHLC	CKH	CMK	COBO	CPGI
CHLN	CKP	CMLP	COBR	CPHC
CHMP	CKSW	CMLS	COBZ	CPHD
CHMT	CKX	CMN	COCO	CPHI
CHN	CL	CMO	CODE	CPI
CHNR	CLB	CMOpA	CODI	CPIX
CHOC	CLBH	CMOpB	COF	CPK
CHOP	CLC	CMP	COF/WS	CPL
CHRM	CLCT	CMRE	COFpB	CPLA
CHRW	CLD	CMRG	COFpP	CPLP
CHS	CLDT	CMS	COG	CPN
CHSCP	CLDX	CMSB	COGO	CPNO
CHSI	CLF	CMSpA	COH	CPP
CHSP	CLFD	CMSpB	COHR	CPRT
CHSPpA	CLGX	CMT	COHU	CPRX
CHT	CLH	CMTL	COKE	CPSI
CHTP	CLI	CMU	COL	CPSL
CHTR	CLIR	CMVT	COLB	CPSS
CHU	CLM	CNA	COLM	CPST
CHUY	CLMS	CNAM	COLX	CPT
CHW	CLMT	CNBC	CONG	CPTS
CHXX	CLNE	CNBKA	CONM	CPWM
CHY	CLNT	CNC	CONN	CPWR
CHYR	CLNY	CNCO	COO	CQB
CI	CLNYpA	CNCO/T	COOL	CQP
CIA	CLP	CNDA	COP	CQQQ
CIB	CLR	CNDO	COPX	CR
CIDM	CLRO	CNET	COR	CRAI
CIE	CLS	CNH	CORE	CRAY
CIEN	CLSN	CNI	CORN	CRBC
CIF	CLUB	CNIT	CORP	CRBQ
CIG	CLVS	CNK	CORT	CRC
CIG/C	CLW	CNL	COSI	CRD/A
CIGX	CLWR	CNMD	COST	CRD/B
CII	CLWT	CNO	COT	CRDC
CIK	CLX	CNP	COV	CRDN
CIM	CLY	CNPF	COVR	CRDS

TICKER	TICKER	TICKER	TICKER	TICKER
CRED	CSGS	CTSH	CWB	CZNC
CREE	CSH	CTU	CWBC	CZR
CREG	CSI	CTW	CWCO	CZWI
CRESW	CSII	CTWS	CWEI	CZZ
CRESY	CSIQ	CTX	CWH	CpE
CRF	CSJ	CTXS	CWHN	CpF
CRFN	CSL	CTZpA	CWHO	CpF/CL
CRH	CSLS	CU	CWHpC	CpG
CRI	CSM	CUB	CWHpC/CL	CpH
CRIS	CSMA	CUBA	CWHpD	CpI
CRK	CSMB	CUBE	CWHpE	CpJ/CL
CRL	CSMN	CUBEpA	CWI	CpM
CRM	CSOD	CUI	CWST	CpN
CRMB	CSP	CUK	CWT	CpO
CRMBU	CSPI	CUO	CWTR	CpP
CRMBW	CSQ	CUPM	CWZ	CpQ
CRMD	CSRE	CUR	CX	CpR
CRMD/WS	CSS	CURE	CXA	CpS
CRME	CSTE	CUT	CXDC	CpU
CRMT	CSTR	CUTR	CXE	CpV
CRNT	CSU	CUZ	CXH	CpW
CROC	CSUN	CUZpA	CXM	CpZ
CROP	CSV	CUZpB	CXO	D
CROX	CSWC	CVA	CXPO	DAC
CRP	CSX	CVB	CXS	DAEG
CRR	CT	CVBF	CXW	DAG
CRRB	CTAS	CVC	CXZ	DAIO
CRRC	CTB	CVCO	CY	DAKT
CRS	CTBI	CVCY	CYAN	DAL
CRT	CTC	CVD	CYB	DAN
CRTX	CTCH	CVE	CYBE	DANG
CRUD	CTCM	CVG	CYBI	DAR
CRUS	CTCT	CVGI	CYBX	DARA
CRV	CTDC	CVGW	CYCC	DATE
CRVL	CTEL	CVH	CYCCP	DAVE
CRVP	CTFO	CVI	CYD	DB
CRWN	CTGX	CVLT	CYE	DBA
CRWS	CTHR	CVLY	CYH	DBB
CRY	CTIB	CVM	CYMI	DBBR
CRZO	CTIC	CVO	CYN	DBC
CS	CTICD	CVOL	CYNO	DBCN
CSBC	CTL	CVR	CYOU	DBD
CSBK	CTNN	CVRT	CYS	DBE
CSC	CTO	CVS	CYSpA	DBEF
CSCD	CTP	CVTI	CYT	DBEM
CSCO	CTQ	CVU	CYTK	DBJP
CSD	CTR	CVV	CYTR	DBL
CSE	CTRN	CVVT	CYTX	DBLE
CSFL	CTRP	CVX	CYTXW	DBLEP
CSFS	CTRX	CVY	CZA	DBO
CSGP	CTS	CW	CZFC	DBP

TICKER	TICKER	TICKER	TICKER	TICKER
DBS	DEX	DISCA	DNR	DRYS
DBU	DEXO	DISCB	DNY	DSCI
DBV	DF	DISCK	DO	DSCO
DCA	DFE	DISH	DOD	DSGX
DCE	DFF	DIT	DOG	DSI
DCI	DFJ	DITC	DOIL	DSLV
DCIN	DFR	DIVS	DOL	DSM
DCIX	DFRG	DJCI	DOLE	DSPG
DCM	DFS	DJCO	DOM	DSS
DCNG	DFT	DJP	DON	DST
DCO	DFTpA	DK	DOO	DSTI
DCOM	DFTpB	DKP	DOR	DSTJ
DCT	DFVL	DKP/CL	DORM	DSU
DCTH	DFVS	DKS	DOV	DSUM
DD	DFZ	DKT	DOVR	DSW
DDD	DG	DL	DOW	DSWL
DDE	DGAS	DLA	DOX	DSX
DDF	DGAZ	DLB	DPD	DSXJ
DDG	DGI	DLBL	DPG	DTD
DDM	DGICA	DLBS	DPK	DTE
DDMG	DGICB	DLGC	DPM	DTF
DDP	DGII	DLHC	DPO	DTG
DDR	DGIT	DLIA	DPS	DTH
DDRpH	DGL	DLLR	DPU	DTK
DDRpI	DGLD	DLN	DPW	DTLK
DDRpI/CL	DGLY	DLPH	DPZ	DTN
DDRpJ	DGP	DLR	DQ	DTO
DDS	DGS	DLRpE	DRAD	DTSI
DDT	DGSE	DLRpF	DRAM	DTT
DDVX	DGT	DLS	DRC	DTUL
DDpA	DGX	DLTR	DRCO	DTUS
DDpB	DGZ	DLX	DRD	DTV
DE	DHF	DM	DRE	DTYL
DECK	DHFT	DMD	DREpJ	DTYS
DEE	DHG	DMED	DREpK	DTZ
DEER	DHI	DMF	DREpL	DUA
DEF	DHIL	DMLP	DREpO	DUC
DEFL	DHR	DMND	DRGS	DUCK
DEG	DHRM	DMO	DRH	DUF
DEI	DHS	DMRC	DRI	DUG
DEJ	DHT	DNB	DRIV	DUK
DEL	DHX	DNBF	DRL	DUSA
DELL	DHY	DNDN	DRN	DUST
DEM	DIA	DNI	DRQ	DV
DENN	DIAL	DNKN	DRR	DVA
DENT	DIG	DNL	DRRX	DVAX
DEO	DIM	DNN	DRTX	DVD
DEPO	DIN	DNO	DRU	DVF
DES	DIOD	DNP	DRV	DVM
DEST	DIRT	DNPr	DRW	DVN
DEW	DIS	DNPrw	DRWI	DVOX

TICKER	TICKER	TICKER	TICKER	TICKER
DVR	EBTC	EEMS	EIP	EMIF
DVY	EBTX	EEMV	EIPL	EMITF
DVYA	EC	EEP	EIPO	EMJ
DVYE	ECA	EEQ	EIRL	EMKR
DVYL	ECBE	EES	EIS	EML
DW	ECF	EET	EIV	EMLB
DWA	ECH	EEV	EIX	EMLC
DWAS	ECHO	EEVX	EJ	EMLP
DWCH	ECL	EF	EK	EMM
DWM	ECNS	EFA	EL	EMMS
DWRE	ECOL	EFAV	ELA	EMMSP
DWSN	ECON	EFC	ELB	EMMT
DWTI	ECPG	EFG	ELD	EMN
DWX	ECT	EFII	ELGX	EMN/WS
DX	ECTE	EFM	ELJ	EMO
DXB	ECTY	EFNL	ELLI	EMQ
DXCM	ECYT	EFO	ELLO	EMR
DXD	ED	EFR	ELMD	EMSA
DXJ	EDAC	EFSC	ELN	EMT
DXPE	EDAP	EFT	ELNK	EMXX
DXR	EDC	EFU	ELON	EMZ
DXYN	EDD	EFUT	ELOQ	ENA
DXpA	EDE	EFV	ELOS	ENB
DY	EDEN	EFX	ELP	END
DYAX	EDF	EFZ	ELR	ENDP
DYII	EDG	EGAN	ELRC	ENG
DYN	EDGR	EGAS	ELS	ENGN
DYNT	EDGW	EGBN	ELSE	ENH
DYSL	EDIV	EGF	ELSpA	ENHpA
DYY	EDMC	EGHT	ELT	ENHpB
DZK	EDN	EGI	ELTK	ENI
DZZ	EDR	EGL	ELX	ENL
E	EDS	EGLE	ELY	ENMD
EA	EDT	EGLw	EMAN	ENOC
EAA	EDU	EGN	EMB	ENOR
EAC	EDUC	EGO	EMC	ENPH
EAD	EDV	EGOV	EMCB	ENR
EAGL	EDZ	EGP	EMCD	ENS
EAGLU	EE	EGPT	EMCF	ENSG
EAGLW	EEA	EGRW	EMCI	ENTG
EAPS	EEA/WD	EGT	EMD	ENTR
EAT	EEB	EGX	EMDD	ENV
EBAY	EEFT	EGY	EMDI	ENVI
EBF	EEH	EHI	EME	ENX
EBIX	EEHB	EHTH	EMER	ENY
EBMT	EEI	EIA	EMEY	ENZ
EBND	EELV	EIDO	EMF	ENZL
EBR	EEM	EIG	EMFN	ENZN
EBR/B	EEMA	EIHI	EMFT	EOC
EBS	EEME	EIM	EMHY	EOD
EBSB	EEML	EIO	EMI	EOG

TICKER	TICKER	TICKER	TICKER	TICKER
EOI	ERT	EUFN	EWRI	F
EONC	ERUS	EUFX	EWRM	F/WS
EOPN	ERX	EUM	EWRS	FAA
EOS	ERY	EUO	EWS	FAB
EOT	ES	EUSA	EWSM	FABK
EOX	ESA	EV	EWSS	FAC
EPAM	ESBF	EVAC	EWT	FACE
EPAX	ESBK	EVAL	EWU	FAD
EPAY	ESC	EVBN	EWUS	FAF
EPB	ESCA	EVBS	EWV	FALC
EPD	ESD	EVC	EWW	FAM
EPHC	ESE	EVEP	EWX	FAN
EPHE	ESEA	EVER	EWY	FARM
EPI	ESGR	EVF	EWZ	FARO
EPIQ	ESI	EVG	EWZS	FAS
EPL	ESIC	EVI	EXA	FAST
EPM	ESIO	EVJ	EXAC	FAUS
EPMpA	ESL	EVK	EXAM	FAV
EPOC	ESLT	EVM	EXAR	FAX
EPOL	ESMC	EVN	EXAS	FAZ
EPP	ESP	EVO	EXBD	FB
EPR	ESR	EVOL	EXC	FBC
EPRpC	ESRX	EVP	EXD	FBFpM/CL
EPRpD	ESS	EVR	EXE	FBFpN/CL
EPRpE	ESSA	EVT	EXEL	FBG
EPS	ESSX	EVV	EXFO	FBHS
EPU	ESSpH	EVX	EXG	FBIZ
EPV	ESTE	EVY	EXH	FBM
EPpC	ESV	EW	EXI	FBMI
EQIN	ESYS	EWA	EXK	FBMS
EQIX	ET	EWAS	EXL	FBN
EQL	ETAK	EWBC	EXLP	FBNC
EQM	ETB	EWC	EXLS	FBNK
EQR	ETE	EWCS	EXLpB	FBP
EQRpN	ETF	EWD	EXM	FBR
EQRpN/CL	ETFC	EWEF	EXP	FBRC
EQS	ETG	EWEM	EXPD	FBSS
EQT	ETH	EWG	EXPE	FBSpA
EQU	ETJ	EWGS	EXPO	FBT
EQY	ETM	EWH	EXPR	FBZ
ERB	ETN	EWHS	EXR	FC
ERC	ETO	EWI	EXT	FCA
ERES	ETP	EWJ	EXTR	FCAL
ERF	ETR	EWK	EXXI	FCAN
ERH	ETRM	EWL	EZA	FCAP
ERIC	ETUA	EWM	EZCH	FCBC
ERIE	ETUB	EWMD	EZJ	FCCO
ERII	ETV	EWN	EZM	FCCY
ERJ	ETW	EWO	EZPW	FCD
ERO	ETY	EWP	EZU	FCE/A
EROC	EU	EWQ	EZY	FCE/B

TICKER	TICKER	TICKER	TICKER	TICKER
FCEL	FEU	FINZ	FMS	FRBK
FCF	FEX	FIO	FMSp	FRC
FCFC	FEZ	FIRE	FMU	FRCpA
FCFS	FF	FIS	FMX	FRCpB
FCG	FFA	FISI	FMY	FRD
FCH	FFBC	FISV	FN	FRED
FCHI	FFBCW	FITB	FNB	FREE
FCHpA	FFBH	FITBP	FNBN	FRF
FCHpC	FFC	FIVE	FNDR	FRGI
FCL	FFCH	FIVZ	FNF	FRI
FCLF	FFCO	FIW	FNFG	FRL
FCN	FFD	FIX	FNFGpB	FRM
FCNCA	FFEX	FIZZ	FNGN	FRME
FCO	FFG	FJA	FNI	FRN
FCQ	FFG/WD	FJP	FNIO	FRNK
FCS	FFHL	FKO	FNK	FRO
FCT	FFI	FKU	FNLC	FRP
FCTY	FFIC	FL	FNP	FRS
FCVA	FFIN	FLAT	FNSR	FRT
FCX	FFIV	FLC	FNV	FRX
FCY	FFKT	FLDM	FNX	FRpJ
FCZA	FFKY	FLEX	FNY	FRpK
FDD	FFL	FLG	FOE	FSA
FDEF	FFN	FLIC	FOF	FSBI
FDI	FFNM	FLIR	FOH	FSBK
FDL	FFNW	FLL	FOIL	FSBW
FDM	FFR	FLM	FOL	FSC
FDML	FFVX	FLML	FOLD	FSCI
FDN	FGB	FLN	FONE	FSD
FDO	FGC	FLO	FONR	FSE
FDP	FGD	FLOT	FOR	FSFG
FDS	FGE	FLOW	FORD	FSG
FDT	FGE/CL	FLR	FORM	FSGI
FDTS	FGEM	FLRN	FORR	FSI
FDUS	FGM	FLS	FORTY	FSII
FDV	FGP	FLT	FOS	FSIN
FDX	FHC	FLTR	FOSL	FSL
FE	FHCO	FLWS	FPA	FSLR
FEFN	FHK	FLXS	FPCpA	FSM
FEG	FHN	FLY	FPO	FSP
FEIC	FHY	FMBI	FPOpA	FSR
FEIM	FIBK	FMC	FPP	FSRV
FELE	FICO	FMCN	FPP/WS	FSS
FEM	FIF	FMD	FPT	FST
FEMS	FIG	FMER	FPX	FSTR
FEN	FII	FMFC	FR	FSU
FENG	FIL	FMK	FRA	FSYS
FEO	FILL	FMM	FRAC	FSZ
FEP	FINF	FMN	FRAK	FT
FES	FINL	FMNB	FRAN	FTA
FET	FINU	FMO	FRB	FTBpA

TICKER	TICKER	TICKER	TICKER	TICKER
FTBpA/CL	FXI	GBL	GER	GILD
FTBpB	FXL	GBLI	GERJ	GILT
FTBpB/CL	FXN	GBNK	GERN	GIM
FTC	FXO	GBR	GES	GIS
FTE	FXP	GBX	GET	GIVE
FTEK	FXR	GCA	GEVA	GIVN
FTF	FXS	GCAP	GEVO	GIY
FTI	FXU	GCBC	GEX	GJD
FTK	FXY	GCC	GEpA	GJH
FTNT	FXZ	GCE	GF	GJI
FTQ	FYC	GCF	GF/WD	GJJ
FTR	FYT	GCFB	GFA	GJK
FTT	FYX	GCH	GFED	GJM
FTW	FpA	GCI	GFF	GJN
FTY	G	GCO	GFI	GJO
FUBC	GA	GCOM	GFIG	GJP
FUD	GAB	GCV	GFN	GJR
FUE	GABC	GCVRZ	GFNCL	GJS
FUI	GABFR	GCVpB	GFNCZ	GJT
FUL	GABpD	GD	GFW/CL	GJV
FULL	GABpF	GDAY	GFY	GKH
FULT	GABpG	GDF	GFZ/CL	GKK
FUN	GAF	GDI	GG	GKKpA
FUNC	GAGA	GDL	GGAL	GKM
FUND	GAI	GDLpB	GGB	GKNT
FUR	GAIA	GDO	GGC	GKSR
FURX	GAIN	GDOT	GGE	GLAD
FURpD	GAINP	GDP	GGEM	GLADP
FVD	GAL	GDV	GGG	GLBS
FVE	GALE	GDVpA	GGGG	GLBZ
FVI	GALT	GDVpD	GGN	GLCH
FVL	GALTU	GDX	GGNpA	GLD
FWDB	GALTW	GDXJ	GGOV	GLDC
FWDD	GAM	GE	GGP	GLDD
FWDI	GAME	GEA	GGR	GLDX
FWLT	GAMpB	GEC	GGS	GLF
FWRD	GAR/CL	GED	GGT	GLJ
FWV	GAS	GEF	GGTpB	GLL
FX	GASL	GEF/B	GHDX	GLNG
FXA	GASS	GEG	GHI	GLO
FXB	GASX	GEJ	GHL	GLOG
FXC	GASZ	GEL	GHM	GLOW
FXCB	GAT	GEN	GHYG	GLP
FXCH	GAZ	GENC	GIB	GLPW
FXCM	GB	GENE	GIFI	GLQ
FXD	GBAB	GENT	GIG	GLRE
FXE	GBB	GEO	GIGA	GLT
FXEN	GBCI	GEOI	GIGM	GLTR
FXF	GBDC	GEOY	GII	GLU
FXG	GBF	GEP	GIII	GLUU
FXH	GBG	GEQ	GIL	GLV

TICKER	TICKER	TICKER	TICKER	TICKER
GLW	GORO	GRZ	GUID	HAV
GM	GOV	GS	GUL	HAVNP
GM/WS/A	GOVT	GSAT	GULF	HAYN
GM/WS/B	GPC	GSB	GUNR	HBAN
GMA	GPEpA	GSBC	GUR	HBANP
GMAN	GPI	GSC	GURE	HBApD
GMCR	GPIC	GSE	GURU	HBApF
GME	GPK	GSF	GUT	HBApG
GMED	GPL	GSG	GUTpA	HBApH
GMET	GPM	GSH	GV	HBApZ
GMETP	GPN	GSI	GVA	HBC
GMF	GPOR	GSIG	GVI	HBCP
GMFS	GPR	GSIT	GVP	HBCp
GMK	GPRC	GSJ	GVT	HBCpA
GML	GPRE	GSJK	GWAY	HBHC
GMLP	GPRO	GSK	GWF	HBI
GMM	GPS	GSL	GWL	HBIO
GMMB	GPX	GSM	GWO	HBM
GMO	GR	GSOL	GWR	HBMD
GMT	GRA	GSP	GWRE	HBNC
GMTB	GRC	GSS	GWW	HBNK
GMTp	GREK	GST	GWX	HBOS
GMXR	GRES	GSTpA	GXC	HBP
GMXRp	GRF	GSV	GXF	HBTA
GMpB	GRFS	GSVC	GXG	HCA
GNAT	GRH	GSX	GXP	HCBK
GNC	GRHpC	GSY	GXPpA	HCC
GNCMA	GRI	GSpA	GXPpD	HCCI
GNE	GRID	GSpB	GXPpE	HCF
GNI	GRIF	GSpC	GY	HCII
GNK	GRMH	GSpD	GYA	HCIIP
GNMA	GRMN	GT	GYB	HCIIW
GNMK	GRN	GTAA	GYC	HCKT
GNOM	GRNB	GTAT	GYLD	HCLP
GNR	GRO	GTE	GYRO	HCN
GNRC	GROW	GTI	GZT	HCNpI
GNT	GRP	GTIM	H	HCNpJ
GNTX	GRPC	GTIP	HA	HCOM
GNVC	GRPN	GTIV	HAE	HCP
GNW	GRR	GTLS	HAFC	HCS
GOF	GRR/WD	GTN	HAIN	HCSG
GOK	GRT	GTN/A	HAL	HCSpB
GOL	GRTpF	GTS	HALL	HD
GOLD	GRTpF/CL	GTU	HALO	HDB
GOLF	GRTpG	GTWN	HAO	HDG
GOM	GRTpH	GTWND	HAP	HDGE
GOOD	GRU	GTXI	HAR	HDIV
GOODN	GRVY	GTY	HARL	HDNG
GOODO	GRWN	GTpA	HAS	HDSN
GOODP	GRX	GU	HAST	HDV
GOOG	GRXpA	GUA	HAUP	HDY

TICKER	TICKER	TICKER	TICKER	TICKER
HE	HIS	HNZ	HSH	HWBK
HEAT	HITK	HNZp	HSIC	HWCC
HEB	HITT	HOFT	HSII	HWD
HECO	HIW	HOG	HSKA	HWG
HEDJ	HIX	HOGS	HSNI	HWKN
HEES	HJG	HOKU	HSOL	HXL
HEI	HJG/CL	HOLI	HSON	HXM
HEI/A	HJJ	HOLL	HSP	HYB
HEK	HJL	HOLX	HST	HYD
HELE	HJN	HOMB	HSTM	HYEM
HEOP	HJO	HOME	HSY	HYF
HEP	HJR	HON	HT	HYG
HEQ	HJT	HOS	HTA	HYGS
HERO	HJV	HOT	HTA/WD	HYH
HES	HK	HOTR	HTBI	HYI
HEVY	HKAC	HOTRU	HTBK	HYK
HEpU	HKACU	HOTRW	HTCH	HYL
HF	HKACW	HOTT	HTCO	HYLD
HFB	HKN	HOV	HTD	HYMB
HFBC	HL	HOVNP	HTF	HYS
HFBL	HLF	HOVU	HTGC	HYT
HFC	HLIT	HP	HTGZ	HYV
HFFC	HLMp	HPAC	HTH	HYXU
HFWA	HLS	HPCCP	HTHT	HZNP
HGEM	HLSS	HPF	HTLD	HZO
HGG	HLX	HPI	HTLF	IACI
HGH	HLYS	HPJ	HTM	IAE
HGI	HLpB	HPOL	HTR	IAF
HGR	HMA	HPP	HTS	IAG
HGSH	HMC	HPPpB	HTSI	IAI
HGSI	HME	HPQ	HTSpA	IAK
HGT	HMG	HPS	HTWR	IART
HH	HMH	HPT	HTY	IASO
HHC	HMIN	HPTX	HTZ	IAT
HHS	HMN	HPTpC	HTpA	IAU
HHY	HMNF	HPTpD	HTpB	IBA
HI	HMNY	HPY	HUB/A	IBB
HIBB	HMPR	HQH	HUB/B	IBCA
HIF	HMPRD	HQL	HUBG	IBCP
HIFS	HMST	HR	HUM	IBCPO
HIG	HMSY	HRB	HUN	IBI
HIG/WS	HMTM	HRC	HURC	IBIO
HIGpA	HMY	HRG	HURN	IBKC
HIH	HNH	HRL	HUSA	IBKR
HIHO	HNI	HRS	HUSE	IBM
HII	HNP	HRT	HVB	IBN
HIL	HNR	HRZN	HVOL	IBND
HILL	HNRG	HSA	HVT	IBOC
HILO	HNSN	HSBCpB	HVT/A	ICA
HIMX	HNT	HSC	HW	ICAD
HIO	HNW	HSFT	HWAY	ICB

TICKER	TICKER	TICKER	TICKER	TICKER
ICCC	IFNA	IJK	ING	IPFF
ICE	IFO	IJR	INGR	IPG
ICF	IFON	IJS	ININ	IPGP
ICFI	IFSIA	IJT	INKM	IPHI
ICGE	IFSM	IKAN	INMD	IPHS
ICH	IFT	IKJ/CL	INN	IPI
ICI	IG	IKL/CL	INNpA	IPK
ICLN	IGA	IKNX	INO	IPLT
ICLR	IGC	IKR	INOC	IPLpB
ICN	IGC/U	IKR/CL	INOD	IPN
ICON	IGC/WS	IL	INP	IPS
ICS	IGD	ILB	INPH	IPT
ICUI	IGE	ILF	INR	IPU
IDA	IGEM	ILMN	INS	IPW
IDCC	IGF	IM	INSD	IPXL
IDE	IGI	IMAX	INSM	IQC
IDG	IGK	IMC	INSMD	IQI
IDHB	IGLD	IMF	INT	IQM
IDHQ	IGM	IMGN	INTC	IQN
IDI	IGN	IMH	INTG	IQNT
IDI/U	IGOI	IMI	INTL	IQT
IDI/WS	IGOV	IMKTA	INTT	IR
IDIX	IGR	IMMR	INTU	IRBT
IDLV	IGS	IMMU	INTX	IRC
IDN	IGT	IMN	INUV	IRCpA
IDRA	IGTE	IMO	INV	IRDM
IDSA	IGU	IMOS	INVE	IRDMU
IDSY	IGV	IMPV	INVN	IRDMW
IDT	IHC	IMRS	INWK	IRDMZ
IDTI	IHD	IMS	INXBU	IRE
IDU	IHE	IMT	INXN	IRET
IDV	IHF	IMUC	INXX	IRETP
IDX	IHG	IN	INY	IRETpB
IDXJ	IHI	INAP	INZ	IRF
IDXX	IHS	INB	IO	IRG
IEC	IHT	INCB	IOC	IRIS
IEF	IHY	INCO	IOIL	IRIX
IEI	IIC	INCY	IOO	IRL
IEO	IID	IND	IOSP	IRM
IEP	IIF	INDA	IOT	IROQ
IESC	IIF/WD	INDB	IP	IRR
IEV	III	INDL	IPAL	IRS
IEX	IIIN	INDY	IPAR	IRV
IEZ	IIJI	INDZ	IPAS	IRWD
IF	IILG	INF	IPB	IRY
IFAS	IIM	INFA	IPCC	ISBC
IFEU	IIN	INFI	IPCI	ISCA
IFF	IIT	INFL	IPCM	ISD
IFGL	IIVI	INFN	IPD	ISF
IFMI	IJH	INFU	IPE	ISG
IFN	IJJ	INFY	IPF	ISH

TICKER	TICKER	TICKER	TICKER	TICKER
ISHG	IVZ	JBK	IYK	JGBT
ISI	IWB	JBL	IYLD	JGG
ISIG	IWC	JBLU	IYM	JGT
ISIL	IWD	JBN	IYR	JGV
ISIS	IWF	JBO	IYT	JHI
ISL	IWL	JBR	IYW	JHP
ISLE	IWM	JBSS	IYY	JHS
ISM	IWN	JBT	IYZ	JHX
ISNS	IWO	JCDA	JACK	JIVE
ISP	IWP	JCE	JADE	JJA
ISR	IWR	JCI	JAG	JJC
ISRG	IWS	JCOM	JAH	JJE
ISRL	IWV	IVNr	JAH/WD	JJG
ISS	IWW	IVOG	JAKK	JJM
ISSC	IWX	IVOO	JASO	JJN
ISSI	IWY	IVOP	JAX	JJP
IST	IWZ	IVOV	JAXB	JJS
IT	IX	IVR	JAZZ	JJSF
ITA	IXC	IVRpA	JBHT	JJT
ITB	IXG	IVV	JBI	JJU
ITC	IXJ	IVW	JBJ	JKD
ITE	IXN	IVZ	JBK	JKE
ITF	IXP	IWB	JBL	JKF
ITG	IXYS	IWC	JBLU	JKG
ITI	IYC	IWD	JBN	JKH
ITIC	IYE	IWF	JBO	JKHY
ITIP	IYF	IWL	JBR	JKI
ITLT	IYG	IWM	JBSS	JKJ
ITLY	IYH	IWN	JBT	JKK
ITM	IYJ	IWO	JCDA	JKL
ITMN	IYK	IWP	JCE	JKS
ITR	IYLD	IWR	JCI	JLA
ITRI	IYM	IWS	JCOM	JLL
ITRN	IYR	IWV	JCP	JLS
ITT	IYT	IWW	JCS	JMBA
ITUB	IYW	IWX	JCTCF	JMF
ITW	IYY	IWY	JDAS	JMP
IVAC	IYZ	IWZ	JDD	JMT
IVAN	JACK	IX	JDSU	JNJ
IVC	JADE	IXC	JE	JNK
IVE	JAG	IXG	JEC	JNPR
IVN	JAH	IXJ	JEF	JNS
IVNr	JAH/WD	IXN	JEM	JNY
IVOG	JAKK	IXP	JEQ	JO
IVOO	JASO	IXYS	JFBI	JOB
IVOP	JAX	IYC	JFC	JOBS
IVOV	JAXB	IYE	JFR	JOE
IVR	JAZZ	IYF	JFT	JOEZ
IVRpA	JBHT	IYG	JGBD	JOF
IVV	JBI	IYH	JGBL	JOFrw
IVW	JBJ	IYJ	JGBS	JOSB

TICKER
JOUT
JOY
JPC
JPG
JPI
JPM
JPM/WS
JPMpB/CL
JPMpC
JPMpI
JPMpJ
JPMpK
JPMpO
JPMpP
JPMpS
JPMpW
JPMpX
JPMpY
JPMpZ/CL
JPP
JPS
JPX
JPZ
JQC
JRCC
JRI
JRJC
JRN
JRO
JRS
JSC
JSD
JSDA
JSM
JSN
JST
JTA
JTD
JTP
JVA
JW/A
JW/B
JWF
JWN
JXI
JXSB
JYF
JYN
JZC
JZH
JZH/CL

TICKER
JZJ
JZK
JZL
JZS
JZT
JZV
K
KAI
KALU
KAMN
KAR
KAZ
KB
KBALB
KBE
KBH
KBR
KBW
KBWB
KBWC
KBWD
KBWI
KBWP
KBWR
KBWX
KBWY
KBX
KCAP
KCC
KCE
KCG
KCLI
KCP
KCW
KCW/CL
KDN
KED
KEF
KEG
KELYA
KELYB
KEM
KEP
KEQU
KERX
KEX
KEY
KEYN
KEYW
KEYpF/CL
KEYpG

TICKER
KF
KFFB
KFFG
KFH
KFI
KFN
KFRC
KFS
KFT
KFY
KGC
KGJI
KGN
KH
KHI
KID
KIE
KIM
KIMpF
KIMpF/CL
KIMpG
KIMpG/CL
KIMpH
KIMpI
KIMpJ
KINS
KIOR
KIPO
KIPS
KIRK
KITD
KKD
KKR
KLAC
KLD
KLIC
KMB
KME
KMF
KMG
KMI
KMI/WS
KMM
KMP
KMPR
KMR
KMT
KMX
KND
KNDI
KNL

TICKER
KNM
KNO
KNOL
KNOW
KNR
KNX
KNXA
KO
KOF
KOG
KOL
KOLD
KONA
KONE
KONG
KOOL
KOP
KOPN
KORS
KOS
KOSS
KOw
KR
KRA
KRBpD/CL
KRBpE/CL
KRC
KRCpG
KRCpH
KRE
KRG
KRGpA
KRJ
KRNY
KRO
KROO
KRS
KRU
KS
KSA
KSM
KSS
KST
KSU
KSUp
KSW
KSWS
KT
KTCC
KTEC
KTF

TICKER
KTH
KTN
KTOS
KTP
KUB
KUTV
KV/A
KV/B
KVHI
KW
KWK
KWR
KWT
KXI
KXM
KYAK
KYE
KYN
KYNpD
KYNpE
KYO
L
LABC
LABL
LACO
LAD
LAG
LAKE
LAMR
LANC
LAQ
LARK
LAS
LATM
LAWS
LAYN
LAZ
LBAI
LBF
LBIX
LBJ
LBND
LBTA
LBTYA
LBTYB
LBTYK
LBY
LCAV
LCC
LCI
LCM

TICKER	TICKER	TICKER	TICKER	TICKER
LCNB	LIT	LPH	LVB	MATU
LCPR	LIVE	LPHI	LVL	MATW
LCRY	LIWA	LPI	LVLT	MATX
LCUT	LKFN	LPL	LVNTA	MATXw
LD	LKQ	LPLA	LVNTB	MAV
LDF	LKQX	LPLT	LVOL	MAXY
LDF/WD	LL	LPNT	LVS	MAY
LDK	LLEN	LPR	LWAY	MAYS
LDL	LLL	LPS	LWC	MBA
LDP	LLLw	LPSB	LWPE	MBB
LDR	LLNW	LPSN	LXFR	MBC
LEA	LLTC	LPTH	LXK	MBF
LEAP	LLY	LPX	LXP	MBFI
LECO	LM	LQD	LXPpC	MBG
LEDD	LMAT	LQDT	LXPpD	MBI
LEDR	LMCA	LRAD	LXRX	MBL
LEDS	LMCB	LRCX	LXU	MBLX
LEE	LMIA	LRE	LYB	MBND
LEG	LMLP	LRN	LYG	MBRG
LEI	LMNR	LRP	LYGpA	MBT
LEMB	LMNX	LRY	LYTS	MBTF
LEN	LMOS	LSBI	LYV	MBVT
LEN/B	LMT	LSBK	LZB	MBWM
LEO	LNBB	LSC	LZEN	MCA
LF	LNC	LSCC	M	MCBC
LFC	LNC/WS	LSE	MA	MCBF
LFL	LNCE	LSEpA	MAA	MCBI
LFUS	LNCR	LSEpB	MAB	MCC
LG	LNCp	LSG	MAC	MCD
LGCY	LNDC	LSI	MACK	MCEP
LGEM	LNET	LSKY	MAG	MCF
LGF	LNG	LSTK	MAGS	MCGC
LGI	LNKD	LSTR	MAIN	MCHI
LGL	LNN	LTBR	MAKO	MCHP
LGND	LNT	LTC	MALL	MCHX
LGZ	LO	LTD	MAN	MCI
LH	LOAN	LTL	MANH	MCK
LHB	LOCM	LTM	MANT	MCN
LHCG	LODE	LTON	MANU	MCO
LHO	LOGI	LTPZ	MAPP	MCOX
LHOpG	LOGM	LTRE	MAR	MCP
LHOpH	LOJN	LTRX	MARK	MCPpA
LIFE	LON	LTS	MARPS	MCQ
LII	LONG	LTXC	MAS	MCR
LIME	LOOK	LUB	MASC	MCRI
LINC	LOPE	LUFK	MASI	MCRL
LINE	LOR	LUK	MAT	MCRO
LINTA	LORL	LULU	MATH	MCRS
LINTB	LOV	LUNA	MATL	MCS
LION	LOW	LUV	MATR	MCY
LIOX	LPAL	LUX	MATS	MCZ

TICKER	TICKER	TICKER	TICKER	TICKER
MD	METR	MHI	MKZ	MNRKP
MDAS	METpA	MHK	MLA	MNRO
MDC	METpB	MHLD	MLAB	MNRpA
MDCA	MFA	MHM	MLG	MNRpB
MDCI	MFApA	MHN	MLHR	MNST
MDCO	MFB	MHNA	MLI	MNTA
MDD	MFC	MHNB	MLM	MNTG
MDF	MFD	MHO	MLN	MNTX
MDGN	MFG	MHOpA	MLNK	MO
MDGN/WS	MFI	MHP	MLNX	MOAT
MDH	MFL	MHR	MLP	MOB
MDIV	MFLA	MHRpC	MLPA	MOBI
MDM	MFLR	MHRpD	MLPG	MOC
MDP	MFLX	MHW	MLPI	MOCO
MDR	MFM	MHY	MLPL	MOD
MDRX	MFNC	MHpA	MLPN	MODL
MDSO	MFO	MIC	MLPS	MOFG
MDT	MFRI	MIDD	MLPW	MOG/A
MDTH	MFRM	MIDU	MLPY	MOG/B
MDU	MFSA	MIDZ	MLR	MOH
MDVN	MFSF	MIG	MLU	MOL
MDW	MFT	MIL	MLVF	MOLX
MDY	MFV	MILL	MM	MOLXA
MDYG	MG	MIN	MMC	MOM
MDYV	MGA	MIND	MMD	MON
MEA	MGAM	MINI	MMF	MONY
MEAD	MGC	MINT	MMLP	MOO
MEAS	MGCD	MIPS	MMM	MORN
MED	MGEE	MITK	MMP	MORT
MEDW	MGF	MITL	MMR	MOS
MEET	MGH	MITT	MMS	MOSY
MEG	MGI	MITTpA	MMSI	MOTR
MEI	MGIC	MIW	MMT	MOTRR
MEIP	MGJ	MIY	MMU	MOU
MELA	MGK	MJC	MMUS	MOV
MELI	MGLN	MJH	MMV	MOVE
MEMP	MGM	MJI	MMYT	MPA
MEMS	MGN	MJN	MN	MPAA
MEN	MGPI	MKC	MNA	MPAC
MENT	MGR	MKC/V	MNDO	MPB
MEOH	MGRC	MKF	MNE	MPC
MERC	MGT	MKL	MNGA	MPE
MERU	MGU	MKN	MNGL	MPEL
MERpD	MGV	MKS	MNGLU	MPET
MERpE	MGYR	MKSI	MNGLW	MPG
MERpF	MHC	MKTAY	MNI	MPGpA
MERpK	MHD	MKTG	MNKD	MPO
MERpM	MHE	MKTS	MNOV	MPR
MERpP	MHF	MKTX	MNP	MPV
MES	MHGC	MKV	MNR	MPW
MET	MHH	MKV/CL	MNRK	MPWR

TICKER	TICKER	TICKER	TICKER	TICKER
MPX	MTB	MUX	NAC	NCI
MPpD	MTBp	MVC	NAD	NCIT
MQC	MTBpA	MVF	NADpC	NCMI
MQT	MTBpC	MVG	NAFC	NCO
MQY	MTD	MVIS	NAGS	NCP
MR	MTDR	MVISW	NAI	NCQ
MRC	MTE	MVO	NAII	NCR
MRCY	MTEX	MVT	NAK	NCS
MRF	MTG	MVV	NAN	NCT
MRGE	MTGE	MW	NANO	NCTY
MRH	MTH	MWA	NANpC	NCTpB
MRHpA	MTK	MWE	NANpD	NCTpC
MRK	MTL	MWG	NASB	NCTpD
MRLN	MTLp	MWIV	NASI	NCU
MRO	MTN	MWO	NAT	NCUpC
MRTN	MTOR	MWR	NATH	NCV
MRVL	MTOX	MWV	NATI	NCZ
MRX	MTP	MWW	NATL	NDAQ
MS	MTR	MX	NATR	NDP
MSA	MTRN	MXA	NAUH	NDRO
MSB	MTRX	MXC	NAV	NDSN
MSBF	MTS	MXE	NAVB	NDZ
MSC	MTSC	MXEp	NAVG	NE
MSCC	MTSI	MXF	NAVR	NEA
MSCI	MTSL	MXH	NAVpD	NEApC
MSD	MTSN	MXI	NAZ	NEBS
MSEX	MTT	MXIM	NBB	NECB
MSF	MTU	MXL	NBBC	NED
MSF/WD	MTW	MXN	NBD	NEE
MSFG	MTX	MXT	NBG	NEEpC
MSFT	MTY	MXWL	NBG/A	NEEpF
MSG	MTZ	MY	NBGpA	NEEpG
MSGY	MU	MYC	NBH	NEEpH
MSHL	MUA	MYD	NBIX	NEI
MSI	MUAA	MYE	NBJ	NEM
MSJ	MUAB	MYF	NBJpA	NEN
MSK	MUAC	MYGN	NBL	NEOG
MSL	MUAD	MYI	NBN	NEON
MSLI	MUAE	MYJ	NBO	NEPT
MSM	MUAF	MYL	NBR	NETC
MSN	MUB	MYM	NBS	NEU
MSO	MUC	MYN	NBS/WS	NEV
MSON	MUE	MYP	NBTB	NEWL
MSP	MUH	MYRG	NBTF	NEWN
MSPD	MUI	MYRX	NBW	NEWP
MSTR	MUJ	MYY	NBY	NEWS
MSW	MUK	MZA	NC	NEWT
MSY	MUNI	MZF	NCA	NEXS
MSZ	MUR	MZZ	NCB	NFBK
MSpA	MUS	N	NCBC	NFC
MT	MUSA	NABI	NCCpC/CL	NFCpC

TICKER	TICKER	TICKER	TICKER	TICKER
NFEC	NJV	NMZ	NPSP	NSU
NFG	NKA	NNA	NPT	NSYS
NFJ	NKBP	NNA/U	NPTN	NTAP
NFLX	NKE	NNA/WS	NPV	NTC
NFM	NKG	NNB	NPVpA	NTCT
NFMpC	NKGpC	NNBR	NPVpC	NTCpC
NFO	NKGpD	NNBpC	NPVpD	NTCpD
NFP	NKGpE	NNC	NPVpE	NTCpE
NFSB	NKO	NNCpC	NPX	NTCpF
NFX	NKR	NNCpD	NPY	NTCpG
NFZ	NKRpC	NNCpE	NQ	NTE
NFZpC	NKSH	NNCpF	NQC	NTES
NG	NKTR	NNCpG	NQI	NTG
NGB	NKX	NNF	NQJ	NTGR
NGBpC	NKY	NNI	NQM	NTI
NGD	NL	NNJ	NQN	NTIC
NGG	NLNK	NNN	NQP	NTK
NGK	NLP	NNNpD	NQS	NTL
NGKpC	NLR	NNO	NQU	NTLS
NGL	NLS	NNOpC	NR	NTN
NGLS	NLSN	NNP	NRB	NTRI
NGO	NLST	NNY	NRBpC	NTRS
NGOpC	NLY	NOA	NRC	NTS
NGPC	NLYpA	NOAH	NRCI	NTSC
NGS	NLYpC	NOBH	NRF	NTSP
NGT	NM	NOC	NRFpA	NTT
NGVC	NMA	NOG	NRFpB	NTWK
NGX	NMAR	NOIZ	NRG	NTX
NGXpC	NMARW	NOK	NRGM	NTXpC
NGZ	NMB	NOM	NRGY	NTZ
NHC	NMBpC	NOMO	NRGYw	NU
NHCpA	NMD	NOMpC	NRIM	NUAN
NHI	NMFC	NOOF	NRK	NUC
NHS	NMI	NOR	NRKpC	NUCL
NHTB	NMKpB	NORW	NRO	NUE
NI	NMKpC	NOV	NRO/WD	NUGT
NIB	NMM	NOVB	NRP	NUJ
NICE	NMO	NOW	NRT	NUJpC
NICK	NMP	NP	NRU	NUM
NIE	NMR	NPBC	NS	NUN
NIF	NMRX	NPBCO	NSC	NUO
NIHD	NMT	NPD	NSEC	NURO
NII	NMTpC	NPF	NSH	NUS
NIIpC	NMTpD	NPG	NSIT	NUTR
NILE	NMY	NPGpC	NSL	NUV
NIM	NMYpC	NPI	NSM	NUVA
NINE	NMYpD	NPK	NSP	NUW
NINI	NMYpE	NPM	NSPH	NVAX
NIO	NMYpF	NPN	NSR	NVC
NJ	NMYpG	NPO	NSR/WD	NVDA
NJR	NMYpH	NPP	NSSC	NVDQ

TICKER	TICKER	TICKER	TICKER	TICKER
NVE	NXQ	OCRpB	OMC	ORRF
NVEC	NXR	OCZ	OMCL	OSBC
NVG	NXST	ODC	OME	OSBCP
NVGN	NXTM	ODFL	OMER	OSG
NVGND	NXY	ODP	OMEX	OSH
NVGpC	NXYpB	OEF	OMG	OSHC
NVJ	NXZ	OEH	OMI	OSIR
NVJpA	NY	OESX	OMN	OSIS
NVMI	NYB	OFC	OMPI	OSK
NVN	NYBpU	OFCpG	OMX	OSM
NVO	NYC	OFCpG/CL	ONB	OSN
NVR	NYF	OFCpH	ONCY	OSTK
NVS	NYH	OFCpJ	ONE	OSUR
NVSL	NYMT	OFCpL	ONEF	OTEX
NVTL	NYMX	OFED	ONEQ	OTIV
NVX	NYNY	OFF	ONFC	OTT
NVXpA	NYT	OFG	ONG	OTTR
NVXpC	NYV	OFGpA	ONN	OUTD
NVY	NYX	OFGpB	ONNN	OVBC
NVYpC	NZF	OFI	ONP	OVLY
NWBI	NZFpC	OFIX	ONSM	OVRL
NWE	NZH	OFLX	ONTY	OVTI
NWFL	NZHpA	OGE	ONVI	OWW
NWI	NZHpB	OGEM	ONXX	OXBT
NWIpC	NZHpC	OGXI	OPAY	OXF
NWIpD	NZR	OHI	OPEN	OXGN
NWK	NZRpC	OI	OPHC	OXLC
NWL	NZT	OIA	OPK	OXM
NWLI	NZW	OIB	OPLK	OXY
NWN	NZWpC	OIBR	OPNT	OYOG
NWPX	NZX	OIBR/C	OPOF	OZM
NWS	NZXpC	OIC	OPTR	OZRK
NWSA	O	OIH	OPTT	OpE
NWY	OABC	OII	OPXA	OpF
NWpC	OAK	OIIM	OPXAW	P
NX	OAS	OIL	OPXT	PAA
NXC	OB	OILT	OPY	PAAS
NXE	OBAF	OILZ	ORA	PAC
NXEpC	OBAS	OINK	ORB	PACB
NXI	OBCI	OIS	ORBC	PACD
NXIpC	OBT	OKE	ORBK	PACQ
NXIpD	OC	OKS	ORBT	PACQU
NXJ	OC/WS/B	OKSB	ORC	PACQW
NXJpA	OCC	OKSBP	ORCC	PACR
NXK	OCCF	OLBK	ORCL	PACW
NXKpC	OCFC	OLCB	OREX	PAF
NXM	OCLR	OLEM	ORI	PAG
NXMpC	OCLS	OLN	ORIG	PAGG
NXN	OCN	OLO	ORIT	PAI
NXP	OCR	OLP	ORLY	PAL
NXPI	OCRpA	OMAB	ORN	PALL

TICKER	TICKER	TICKER	TICKER	TICKER
PAM	PCGpG	PENX	PGF	PIY
PAMT	PCGpH	PEO	PGH	PIZ
PANL	PCGpI	PEOP	PGI	PJA
PANW	PCH	PEP	PGI/WD	PJB
PAO	PCK	PER	PGJ	PJC
PAR	PCL	PERF	PGM	PJI
PARDD	PCLN	PERI	PGN	PJL
PATH	PCM	PERM	PGNX	PJP
PATK	PCN	PERY	PGP	PJS
PATR	PCO	PES	PGR	PKB
PAY	PCOM	PESI	PGRX	PKBK
PAYX	PCP	PETD	PGTI	PKD
PB	PCQ	PETM	PGV	PKE
PBA	PCRX	PETS	PGVp	PKG
PBCT	PCS	PEY	PGX	PKH
PBD	PCTI	PEZ	PH	PKI
PBE	PCX	PEpA	PHA	PKJ
PBH	PCY	PEpB	PHB	PKK
PBHC	PCYC	PEpC	PHD	PKN
PBI	PCYG	PEpD	PHF	PKO
PBIB	PCYO	PFA	PHG	PKOH
PBIP	PDC	PFBC	PHH	PKOL
PBIp	PDCE	PFBCD	PHI	PKT
PBJ	PDCO	PFBI	PHII	PKW
PBM	PDEX	PFBX	PHIIK	PKX
PBMD	PDFS	PFCB	PHK	PKY
PBNY	PDH	PFD	PHM	PKYpD
PBP	PDI	PFE	PHMD	PL
PBR	PDII	PFF	PHO	PLAB
PBR/A	PDLI	PFG	PHR	PLBC
PBS	PDM	PFGpB	PHT	PLCC
PBSK	PDN	PFH	PHX	PLCE
PBT	PDO	PFI	PHYS	PLCM
PBTH	PDP	PFIG	PIA	PLD
PBW	PDS	PFIN	PIC	PLDpL
PBY	PDT	PFK	PICB	PLDpM
PC	PEB	PFL	PICK	PLDpO
PCA	PEBK	PFLT	PICO	PLDpP
PCAR	PEBO	PFM	PID	PLDpR
PCBC	PEBpA	PFMT	PIE	PLDpS
PCBK	PEBpB	PFN	PII	PLFE
PCC	PEET	PFO	PIJ	PLG
PCCC	PEG	PFPT	PIKE	PLK
PCEF	PEGA	PFS	PIM	PLL
PCF	PEI	PFSW	PIN	PLM
PCG	PEIX	PFT	PIO	PLMT
PCGpA	PEIpA	PFX	PIP	PLND
PCGpB	PEJ	PFXF	PIQ	PLNR
PCGpC	PEK	PG	PIR	PLOW
PCGpD	PEM	PGC	PIS	PLP
PCGpE	PENN	PGD	PIV	PLPC

TICKER	TICKER	TICKER	TICKER	TICKER
PLT	PNW	PRIM	PSCE	PTP
PLTM	PNX	PRIS	PSCF	PTR
PLUG	PNY	PRIS/B	PSCH	PTRY
PLUS	PODD	PRK	PSCI	PTSI
PLV	POL	PRKR	PSCM	PTSX
PLV/CL	POM	PRLB	PSCT	PTX
PLW	POOL	PRLS	PSCU	PTY
PLX	POPE	PRMW	PSDV	PUI
PLXS	POR	PRN	PSE	PUK
PLXT	POST	PRO	PSEC	PUKp
PLpB	POSTw	PROJ	PSEM	PUKpA
PLpC	POT	PROV	PSF	PULB
PLpD	POWI	PRPH	PSI	PULS
PLpE	POWL	PRSC	PSJ	PURE
PM	POWR	PRSP	PSK	PUW
PMA	POZN	PRSS	PSL	PVA
PMBC	PPA	PRST	PSLV	PVD
PMC	PPBI	PRTS	PSMI	PVFC
PMCA	PPC	PRU	PSMT	PVG
PMCS	PPG	PRWT	PSO	PVH
PMD	PPH	PRX	PSOF	PVI
PMF	PPHM	PRXI	PSP	PVR
PMFG	PPL	PRXL	PSQ	PVSW
PML	PPLT	PRY	PSR	PVTB
PMM	PPLpU	PRZ	PSS	PVTBP
PMNA	PPLpW	PSA	PSSI	PW
PMO	PPO	PSAU	PST	PWAV
PMR	PPP	PSApA	PSTB	PWB
PMT	PPR	PSApC/CL	PSTI	PWC
PMTC	PPS	PSApD	PSTL	PWE
PMTI	PPSpA	PSApF	PSTR	PWER
PMX	PPT	PSApN/CL	PSUN	PWND
PNBK	PPWp	PSApO	PSW	PWO
PNC	PQ	PSApP	PSX	PWOD
PNC/WS	PRA	PSApQ	PSY	PWR
PNCpL	PRAA	PSApR	PT	PWRD
PNCpP	PRAN	PSApS	PTD	PWV
PNF	PRB	PSApT	PTEK	PWX
PNFP	PRCP	PSApU	PTEKD	PWZ
PNG	PRE	PSApW	PTEN	PX
PNH/CL	PREpC	PSApW/CL	PTF	PXD
PNI	PREpD	PSApX	PTGI	PXE
PNK	PREpE	PSApZ	PTH	PXF
PNM	PRF	PSB	PTI	PXH
PNNT	PRFT	PSBH	PTIE	PXI
PNQI	PRFZ	PSBpP	PTIX	PXJ
PNR	PRGN	PSBpR	PTM	PXLC
PNRA	PRGO	PSBpS	PTN	PXLG
PNRG	PRGS	PSBpT	PTNR	PXLV
PNSN	PRGX	PSCC	PTNT	PXLW
PNTR	PRI	PSCD	PTO	PXMC

TICKER	TICKER	TICKER	TICKER	TICKER
PXMG	QID	RBL	REGN	RIG
PXMV	QIHU	RBN	REGpE	RIGL
PXN	QKLS	RBNF	REGpE/CL	RIMG
PXP	QLD	RBPAA	REGpF	RIMM
PXQ	QLGC	RBS	REGpG	RINF
PXR	QLIK	RBSpE	REIS	RING
PXSC	QLT	RBSpF	REK	RIO
PXSG	QLTA	RBSpG	RELL	RIT
PXSV	QLTB	RBSpH	RELV	RITT
PYA	QLTC	RBSpI	REM	RIVR
PYB	QLTI	RBSpL	REMX	RJA
PYC	QLTY	RBSpM	REN	RJD
PYG	QMM	RBSpN	REN/WS	RJET
PYH	QNST	RBSpP	RENN	RJF
PYJ	QQEW	RBSpQ	RENT	RJI
PYJ/CL	QQQ	RBSpR	RES	RJN
PYK	QQQC	RBSpS	RETL	RJZ
PYL	QQQE	RBSpT	RETS	RKH
PYN	QQQM	RBY	REV	RKT
PYS	QQQV	RC	REW	RL
PYT	QQQX	RCD	REX	RLD
PYV	QQXT	RCG	REXI	RLGT
PYY	QRE	RCI	REXX	RLH
PYZ	QRM	RCII	REZ	RLHpA
PZA	QSFT	RCKB	REpB	RLI
PZB	QSII	RCKY	RF	RLJ
PZC	QTEC	RCL	RFG	RLOC
PZD	QTM	RCMT	RFI	RLOG
PZE	QTWW	RCON	RFIL	RLY
PZG	QUAD	RCS	RFMD	RM
PZI	QUIK	RDA	RFMI	RMB
PZN	R	RDC	RFOpA	RMBS
PZT	RA	RDCM	RFP	RMCF
PZZA	RAD	RDEN	RFV	RMD
PZZI	RADA	RDI	RFpZ	RMKR
QABA	RAH	RDIB	RGA	RMT
QADA	RAI	RDN	RGC	RMTI
QADB	RAIL	RDNT	RGCO	RMTR
QAI	RALS	RDS/A	RGDX	RMTpA
QBAK	RAND	RDS/B	RGEN	RNDY
QBC	RAS	RDWR	RGI	RNE
QCCO	RASpA	RDY	RGLD	RNE/WD
QCLN	RASpB	RE	RGP	RNET
QCOM	RASpC	RECN	RGR	RNF
QCOR	RATE	RECV	RGS	RNIN
QCRH	RAVN	REDF	RHI	RNJ
QDEL	RAX	REE	RHS	RNN
QEH	RBA	REED	RHT	RNO
QEP	RBC	REFR	RIC	RNP
QGEM	RBCAA	REG	RICK	RNR
QGEN	RBCN	REGI	RIF	RNRpC

TICKER
RNRpD
RNST
RNWK
RNWKD
RNY
ROC
ROCK
ROCM
ROG
ROI
ROIA
ROIAK
ROIC
ROICU
ROICW
ROIQ
ROIQU
ROIQW
ROK
ROL
ROLA
ROLL
ROM
ROMA
ROOF
ROP
ROSA
ROSE
ROSG
ROST
ROVI
ROX
ROYL
ROYT
RP
RPAI
RPG
RPI
RPM
RPRX
RPRXW
RPRXZ
RPT
RPTP
RPTpD
RPV
RPX
RPXC
RQI
RRC
RRD

TICKER
RRF
RRGB
RRGR
RRMS
RRST
RRTS
RS
RSE
RSG
RSH
RSO
RSOL
RSOpA
RSP
RST
RSTI
RSU
RSW
RSX
RSXJ
RSYS
RT
RTEC
RTH
RTI
RTIX
RTK
RTL
RTLA
RTLX
RTM
RTN
RTR
RTSA
RUE
RUK
RUSHA
RUSHB
RUSL
RUSS
RUTH
RVBD
RVM
RVP
RVR
RVSB
RVT
RVTpB
RWC
RWG
RWJ

TICKER
RWK
RWL
RWM
RWO
RWR
RWT
RWV
RWW
RWX
RWXL
RXD
RXI
RXL
RXN
RY
RYAAY
RYE
RYF
RYH
RYJ
RYL
RYN
RYT
RYU
RZA
RZG
RZV
S
SA
SAA
SAAS
SAB
SABA
SAFM
SAFT
SAGG
SAH
SAI
SAIA
SAL
SALM
SAM
SAN
SAND
SANM
SANW
SANWW
SANWZ
SANpA
SANpB
SANpC

TICKER
SANpE
SANpF
SANpI
SAP
SAPE
SAPX
SAR
SARA
SASR
SATC
SATS
SAVB
SAVE
SB
SBA
SBAC
SBB
SBBX
SBCF
SBGI
SBH
SBI
SBLK
SBM
SBND
SBNY
SBNYW
SBR
SBRA
SBS
SBSA
SBSI
SBUX
SBV
SBW
SBX
SCBT
SCC
SCCO
SCD
SCEI
SCEpB
SCEpC
SCEpD
SCEpE
SCEpF
SCG
SCGQ
SCHA
SCHB
SCHC

TICKER
SCHD
SCHE
SCHF
SCHG
SCHH
SCHL
SCHM
SCHN
SCHO
SCHP
SCHR
SCHS
SCHV
SCHW
SCHWpB
SCHX
SCHZ
SCI
SCIF
SCIL
SCIN
SCJ
SCKT
SCL
SCLN
SCLP
SCLp
SCMF
SCMFO
SCMP
SCMR
SCO
SCOG
SCOK
SCON
SCOR
SCPB
SCPR
SCR
SCRT
SCS
SCSC
SCSS
SCT
SCTR
SCU
SCVL
SCX
SCZ
SD
SDA

TICKER	TICKER	TICKER	TICKER	TICKER
SDBT	SFNC	SHP	SKBI	SMED
SDD	SFSA	SHPG	SKF	SMF
SDIV	SFST	SHPGY	SKH	SMFG
SDIX	SFUN	SHS	SKK	SMG
SDK	SFY	SHV	SKM	SMH
SDOG	SGA	SHVY	SKOR	SMI
SDOW	SGAR	SHW	SKS	SMIN
SDOpA	SGB	SHY	SKT	SMIT
SDOpB	SGC	SHZ	SKUL	SMK
SDOpC	SGEN	SI	SKX	SMM
SDOpH	SGF	SIAL	SKY	SMMF
SDP	SGG	SIBC	SKYW	SMMU
SDR	SGGG	SICK	SKYY	SMN
SDRL	SGI	SID	SLA	SMP
SDS	SGK	SIEB	SLAB	SMRT
SDT	SGL	SIF	SLB	SMS
SDY	SGMA	SIFI	SLBT	SMSC
SDYL	SGMO	SIFY	SLCA	SMSI
SE	SGMS	SIG	SLF	SMT
SEA	SGNT	SIGA	SLG	SMTC
SEAC	SGOC	SIGI	SLGN	SMTX
SEB	SGOL	SIGM	SLGpC	SMU
SED	SGRP	SIHI	SLGpD/CL	SN
SEE	SGU	SIJ	SLGpI	SNA
SEED	SGY	SIL	SLH	SNAK
SEF	SGYP	SILC	SLI	SNBC
SEH	SGYPU	SILU	SLM	SNCR
SEIC	SGYPW	SIM	SLMAP	SNDK
SEM	SGZ	SIMG	SLMBP	SNDS
SEMG	SH	SIMO	SLP	SNE
SEMG/WS	SHAW	SINA	SLRC	SNFCA
SENEA	SHAW/WD	SINF	SLT	SNH
SENEB	SHBI	SINO	SLTC	SNHN
SEP	SHBT	SIR	SLTM	SNHY
SEV	SHEN	SIRI	SLV	SNI
SF	SHF	SIRO	SLVP	SNMX
SFB	SHFL	SIVB	SLVY	SNN
SFBC	SHG	SIVBO	SLW	SNP
SFD	SHI	SIVR	SLX	SNPS
SFE	SHIP	SIX	SLXP	SNS
SFG	SHLD	SIZ	SLY	SNSS
SFI	SHLM	SJB	SLYG	SNT
SFIpD	SHLO	SJF	SLYV	SNTA
SFIpE	SHM	SJH	SM	SNTS
SFIpF	SHMO	SJI	SMA	SNV
SFIpG	SHN	SJL	SMB	SNVpT
SFIpI	SHO	SJM	SMBC	SNX
SFK	SHOO	SJNK	SMBL	SNY
SFL	SHOR	SJR	SMCG	SO
SFLA	SHOpA	SJT	SMCI	SOA
SFLY	SHOpD	SJW	SMDD	SOA/WS

TICKER	TICKER	TICKER	TICKER	TICKER
SOCB	SPNC	SSI	STON	SVXY
SOCL	SPNS	SSL	STP	SWC
SODA	SPP	SSN	STPP	SWFT
SOFO	SPPI	SSNC	STPZ	SWHC
SOHU	SPPR	SSO	STR	SWI
SOIL	SPPRO	SSP	STRA	SWIR
SOL	SPPRP	SSRI	STRC	SWJ
SOMH	SPR	SSRX	STRI	SWK
SOMX	SPRD	SSS	STRL	SWKS
SON	SPRO	SST	STRM	SWM
SONA	SPRT	SSW	STRN	SWN
SONC	SPSC	SSWpC	STRS	SWS
SONS	SPTN	SSY	STRT	SWSH
SOQ	SPU	SSYS	STS	SWU
SOR	SPW	ST	STSA	SWX
SORL	SPWR	STAA	STSI	SWY
SOS	SPXL	STAG	STT	SWZ
SOVpC	SPXS	STAGpA	STTpC	SXC
SOXL	SPXU	STAN	STV	SXCI
SOXS	SPY	STB	STWD	SXI
SOXX	SPYG	STBA	STX	SXL
SOYB	SPYV	STBZ	STXS	SXT
SPA	SQI	STC	STZ	SYA
SPAN	SQM	STE	STZ/B	SYBT
SPAR	SQNM	STEC	SU	SYBTP
SPB	SQNS	STEI	SUB	SYI
SPBC	SQQQ	STEL	SUBK	SYK
SPCHA	SR	STEM	SUI	SYKE
SPCHB	SRCE	STEMD	SUMR	SYMC
SPE	SRCL	STFC	SUN	SYMM
SPEFR	SRDX	STI	SUNH	SYMX
SPEX	SRE	STI/WS/A	SUNS	SYN
SPEXD	SREV	STI/WS/B	SUP	SYNA
SPEp	SRF	STIP	SUPN	SYNC
SPF	SRI	STIpA	SUPX	SYNL
SPFF	SRPT	STIpZ/CL	SURG	SYNM
SPG	SRS	STJ	SURW	SYNT
SPGH	SRSL	STK	SUSQ	SYPR
SPGpJ	SRT	STKL	SUSS	SYRG
SPH	SRTY	STL	SUSpA	SYSW
SPHB	SRV	STLD	SUTR	SYT
SPHQ	SRZ	STLY	SVA	SYUT
SPHw	SSAM	STLpA	SVBI	SYX
SPIL	SSBI	STM	SVBL	SYY
SPIR	SSD	STML	SVLC	SZK
SPLK	SSDD	STMP	SVM	SZO
SPLP	SSDL	STN	SVN	SZR
SPLS	SSE	STND	SVNT	SZX
SPLV	SSFN	STNG	SVT	SZYM
SPMD	SSG	STNR	SVU	T
SPN	SSH	STO	SVVC	TA

TICKER

TAC
TACT
TAGS
TAHO
TAI
TAIT
TAL
TAM
TAN
TAO
TAOM
TAP
TAP/A
TARO
TAS
TASR
TAST
TAT
TATT
TAX
TAXI
TAYC
TAYCP
TAYD
TBAC
TBAR
TBBK
TBF
TBI
TBNK
TBOW
TBT
TBX
TBZ
TC
TCAP
TCB
TCB/WS
TCBI
TCBIW
TCBK
TCBpA/CL
TCBpB
TCC
TCCO
TCHC
TCHI
TCI
TCK
TCL
TCO

TICKER

TCOpG
TCOpG/CL
TCOpH
TCOpH/CL
TCOpJ
TCP
TCPC
TCRD
TCX
TCpT
TD
TDC
TDD
TDE
TDF
TDG
TDH
TDI
TDIV
TDJ
TDN
TDS
TDTF
TDTT
TDV
TDW
TDX
TDY
TE
TEA
TEAR
TECD
TECH
TECL
TECS
TECUA
TECUB
TEF
TEG
TEI
TEL
TELK
TEN
TENZ
TEO
TER
TESO
TESS
TEU
TEVA
TEX

TICKER

TF
TFCO
TFG
TFI
TFM
TFSL
TFX
TG
TGA
TGAL
TGB
TGC
TGD
TGE
TGEM
TGH
TGI
TGP
TGR
TGS
TGT
TGX
TGX/WD
THC
THD
THER
THFF
THG
THI
THLD
THM
THO
THOR
THQI
THR
THRD
THRM
THRX
THS
THTI
TI
TI/A
TIBB
TIBX
TICC
TIE
TIF
TIGR
TIII
TIK
TILT

TICKER

TINY
TIP
TIPZ
TIS
TISA
TISI
TITN
TIVO
TJX
TK
TKC
TKF
TKF/WD
TKMR
TKR
TLAB
TLB
TLB/WS
TLF
TLH
TLI
TLK
TLL
TLLP
TLM
TLO
TLP
TLR
TLT
TLYS
TM
TMF
TMH
TMK
TMKpA
TMNG
TMO
TMP
TMS
TMV
TMW
TNA
TNAV
TNC
TNDQ
TNGN
TNGO
TNH
TNK
TNP
TNS

TICKER

TOF
TOFC
TOK
TOL
TOO
TOPS
TORM
TOT
TOTS
TOWN
TOWR
TPC
TPCG
TPGI
TPI
TPL
TPLM
TPS
TPX
TPZ
TQNT
TQQQ
TR
TRAK
TRC
TREE
TREX
TRF
TRGP
TRGT
TRI
TRIB
TRIO
TRIP
TRIT
TRK
TRLG
TRMB
TRMD
TRMK
TRN
TRND
TRNM
TRNO
TRNOpA
TRNS
TRNX
TROV
TROVU
TROVW
TROW

TICKER
TROX
TRP
TRQ
TRR
TRS
TRST
TRSY
TRT
TRU
TRV
TRW
TRX
TS
TSBK
TSCO
TSEM
TSH
TSI
TSL
TSLA
TSM
TSN
TSO
TSON
TSP
TSPT
TSRA
TSRI
TSRO
TSRX
TSS
TST
TSTC
TSU
TSXV
TSYS
TTC
TTEC
TTEK
TTF
TTFS
TTGT
TTHI
TTI
TTM
TTMI
TTO
TTP
TTS
TTT
TTTM

TICKER
TTTM/WS/W
TTTM/WS/Z
TTWO
TU
TUC
TUDO
TUES
TUMI
TUP
TUR
TUZ
TV
TVC
TVE
TVIX
TVIZ
TVL
TW
TWC
TWER
TWGP
TWI
TWIN
TWM
TWMC
TWN
TWO
TWO/WS
TWQ
TWTC
TWTI
TWX
TX
TXCC
TXI
TXN
TXRH
TXT
TY
TYBS
TYC
TYD
TYG
TYGpA
TYL
TYN
TYNS
TYO
TYPE
TYY
TYYpC

TICKER
TYp
TZA
TZD
TZE
TZF
TZG
TZI
TZK
TZL
TZO
TZOO
TZV
TZW
TZY
TZYM
UA
UACL
UAG
UAGR
UAL
UAM
UAMY
UAN
UBA
UBC
UBCP
UBFO
UBG
UBM
UBN
UBNK
UBNT
UBOH
UBP
UBPS
UBPSU
UBPSW
UBPpC
UBPpD
UBR
UBS
UBSH
UBSI
UBSpD
UBT
UCBA
UCBI
UCBID
UCC
UCD
UCFC

TICKER
UCI
UCO
UCTT
UDN
UDNT
UDOW
UDR
UDRL
UEC
UEIC
UEPS
UFCS
UFI
UFPI
UFPT
UFS
UG
UGA
UGAZ
UGE
UGEM
UGI
UGL
UGLD
UGP
UHAL
UHN
UHS
UHT
UIL
UINF
UIS
UISpA
UJB
UKF
UKK
UKW
UL
ULBI
ULE
ULGX
ULTA
ULTI
ULTR
ULU
UMBF
UMC
UMDD
UMH
UMHpA
UMPQ

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UMX
UN
UNAM
UNB
UNF
UNFI
UNG
UNH
UNIS
UNL
UNM
UNP
UNS
UNSA
UNT
UNTD
UNTK
UNTY
UNXL
UOIL
UPG
UPI
UPIP
UPL
UPRO
UPS
UPV
UPW
UQM
URA
URBN
URE
URG
URI
URR
URRE
URS
URTH
URTY
URZ
USA
USAG
USAK
USAP
USAT
USATP
USATZ
USB
USBI
USBpA
USBpH

TICKER	TICKER	TICKER	TICKER	TICKER
USBpL	UWTI	VGLT	VLY/WS	VPV
USBpM	UXI	VGM	VLYWW	VQ
USBpN	UXJ	VGR	VLYpA	VQT
USCI	UYG	VGSH	VMBS	VR
USCR	UYM	VGT	VMC	VR/WD
USD	UZA	VGZ	VMED	VRA
USEG	V	VHC	VMI	VRD
USFP	VAC	VHI	VMM	VRML
USG	VAL	VHS	VMO	VRNG
USHS	VALE	VHT	VMV	VRNG/WS
USL	VALE/P	VIA	VMW	VRNM
USLM	VALU	VIA/B	VNDA	VRNT
USLV	VALV	VIAB	VNET	VROM
USM	VAR	VIAS	VNM	VRS
USMD	VASC	VICL	VNO	VRSK
USMI	VAW	VICR	VNOD	VRSN
USMO	VB	VIDE	VNOpA	VRTA
USMV	VBF	VIFL	VNOpE	VRTB
USNA	VBFC	VIG	VNOpF	VRTS
USO	VBK	VII	VNOpG	VRTU
USPH	VBR	VIIX	VNOpH	VRTX
UST	VC	VIIZ	VNOpI	VRX
USTR	VCBI	VIM	VNOpJ	VSAT
USU	VCF	VIMC	VNOpK	VSBN
USV	VCI	VIOG	VNQ	VSCI
UTEK	VCIT	VIOO	VNQI	VSCP
UTF	VCLK	VIOV	VNR	VSEC
UTG	VCLT	VIP	VNTV	VSH
UTGr	VCO	VIPS	VO	VSI
UTGrw	VCR	VIRC	VOC	VSNT
UTHR	VCRA	VIS	VOCS	VSPR
UTI	VCSH	VISN	VOD	VSPY
UTIW	VCV	VIST	VOE	VSR
UTL	VDC	VIT	VOG	VSS
UTMD	VDE	VITC	VOLC	VSTM
UTSI	VDSI	VIV	VONE	VT
UTX	VE	VIVO	VONG	VTA
UTXpA	VEA	VIXH	VONV	VTG
UUP	VECO	VIXM	VOO	VTHR
UUPT	VEGI	VIXY	VOOG	VTI
UUU	VELT	VKI	VOOV	VTJ
UVE	VELpE	VKL	VOQ	VTN
UVG	VEU	VKQ	VOT	VTNC
UVSP	VFC	VLAT	VOX	VTR
UVT	VFH	VLCCF	VOXX	VTSS
UVU	VFL	VLGEA	VPFG	VTUS
UVV	VG	VLNC	VPG	VTV
UVXY	VGEM	VLO	VPHM	VTWG
UWC	VGI	VLT	VPL	VTWO
UWM	VGIT	VLTR	VPRT	VTWV
UWN	VGK	VLY	VPU	VUG

TICKER	TICKER	TICKER	TICKER	TICKER
VV	WDFC	WISp	WREI	WYY
VVC	WDR	WIT	WRES	WZE
VVI	WDTI	WITE	WRI	X
VVR	WEA	WIW	WRIpD	XAA
VVTV	WEAT	WLB	WRIpE	XAR
VVUS	WEBK	WLBC	WRIpF	XATA
VWO	WEBM	WLBPZ	WRLD	XBI
VXAA	WEC	WLBp	WRLS	XBKS
VXBB	WEET	WLDN	WRN	XCJ
VXCC	WEN	WLFC	WRT	XCO
VXDD	WERN	WLFCP	WSB	XEC
VXEE	WES	WLK	WSBC	XEL
VXF	WEST	WLL	WSBF	XES
VXFF	WETF	WLLpA	WSCI	XFD
VXUS	WEX	WLP	WSFS	XFH
VXX	WEYS	WLT	WSH	XFP
VXZ	WF	WM	WSM	XFR
VYFC	WFC	WMAR	WSO	XG
VYM	WFC/WS	WMB	WSO/B	XHB
VZ	WFCpJ	WMC	WSR	XHE
VZZB	WFCpL	WMCO	WST	XHMO
WAB	WFCpN	WMCR	WSTG	XHS
WABC	WFD	WMGI	WSTL	XIDE
WAC	WFM	WMK	WTBA	XIN
WACLY	WFMI	WMS	WTFC	XIV
WAFD	WFR	WMT	WTFCW	XKE
WAFDW	WFSL	WMW	WTI	XKN
WAG	WFSLW	WNAp	WTM	XKO
WAGE	WFT	WNC	WTM/WD	XL
WAIR	WFVK	WNR	WTR	XLB
WAL	WG	WNS	WTS	XLBT
WASH	WGA	WOOD	WTSLA	XLE
WAT	WGH	WOOF	WTT	XLF
WAV/WS	WGL	WOR	WTW	XLG
WAVX	WGO	WPC	WTW/WD	XLI
WAYN	WH	WPCS	WU	XLK
WBC	WHG	WPI	WVFC	XLNX
WBCO	WHI	WPK	WVVI	XLP
WBK	WHR	WPO	WWAY	XLS
WBKC	WHRT	WPP	WWD	XLU
WBMD	WHX	WPPGY	WWE	XLV
WBS	WHZ	WPRT	WWIN	XLVO
WBS/WS	WIA	WPS	WWVY	XLY
WBSN	WIBC	WPX	WWW	XME
WCBO	WIFI	WPZ	WWWW	XMPT
WCC	WILC	WR	WX	XNPT
WCG	WILN	WRB	WXS	XNY
WCN	WIN	WRBpA	WXSP	XOM
WCRX	WINA	WRC	WY	XOMA
WD	WIP	WRD	WYN	XOP
WDC	WIRE	WRE	WYNN	XOVR

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XOXO
XPH
XPL
XPO
XPP
XRA
XRAY
XRM
XRS
XRSC
XRT
XRTX
XRX
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XSW
XTEX
XTL
XTN
XTXI
XUE
XVG
XVIX
XVZ
XWES
XXIA
XXV
XYL
Y
YANG
YAO
YAVY
YCL
YCS
YDNT
YELP
YGE
YHOO
YINN
YMI
YMLP
YNDX
YOD
YOKU
YONG
YORW
YPF
YRCW
YTEC
YUM
YXI
YZC

TICKER
Z
ZA
ZAGG
ZAZA
ZBB
ZBRA
ZBpA
ZBpB
ZBpC
ZBpF
ZDIV
ZEP
ZEUS
ZF
ZGNX
ZHNE
ZIGO
ZINC
ZION
ZIONW
ZIOP
ZIP
ZIPR
ZIV
ZIXI
ZLC
ZLCS
ZLTQ
ZMH
ZMLP
ZN
ZNGA
ZNH
ZNWAL
ZNWAW
ZNWAZ
ZOLT
ZOOM
ZQK
ZROZ
ZSL
ZTR
ZUMZ
ZX
ZZ
ZZC